Form 20-F
period 2002-10-31
ANOORAQ RESOURCES CORP
filed 2003-03-24
CIK 1028277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2002
Commission file number 0-30622 CIK Number 0001028277
ANOORAQ RESOURCES CORPORATION ___________________________________________________________________________ (Exact name of Registrant as specified in its charter)
ANOORAQ RESOURCES CORPORATION ___________________________________________________________________________ (Translation of Registrant's name into English)
BRITISH COLUMBIA, CANADA ___________________________________________________________________________ (Jurisdiction of incorporation or organization)
1020 - 800 WEST PENDER STREET, VANCOUVER, BC CANADA V6C 2V6 ___________________________________________________________________________ (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class ____________________________________ ____________________________________	Name of each exchange on which registered ____________________________________ ____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act.
___________________________________________________________________________ (Title of Class)
___________________________________________________________________________ (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
___________________________________________________________________________ (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 32,148,463 common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES
Indicate by check mark which financial statement item the registrant has elected to follow.
ITEM 17
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes No

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On March 1, 2003, the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$1.4871 (see Item 4 for further historical Exchange Rate Information).

T A B L E O F C O N T E N T S

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3 KEY INFORMATION

ITEM 4 INFORMATION ON THE COMPANY

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8 FINANCIAL INFORMATION

ITEM 9 THE OFFER AND LISTING

ITEM 10 ADDITIONAL INFORMATION

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15 [RESERVED]

ITEM 16 [RESERVED]

ITEM 17 FINANCIAL STATEMENTS

ITEM 18 FINANCIAL STATEMENTS

ITEM 19 EXHIBITS

PART 1

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only)

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only)

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following constitutes selected financial data for Anooraq for the last five fiscal years ended October 31, 2002, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles ("GAAP") and United States GAAP.

(Cdn$)	As at October 31
Balance Sheet Data	2002	2001	2000	1999	1998
Total assets according to financial statements (CDN GAAP)(1)	$ 7,725,606	$ 6,888,322	$ 886,870	$ 967,517	$ 1,813,202
Total Assets (US GAAP)(2)	7,725,606	6,888,322	886,870	967,517	1,813,202
Total liabilities	92,114	230,305	202,195	67,470	16,371
Share capital	20,048,474	16,708,903	8,897,689	5,285,107	5,264,867
Deficit (CDN GAAP)	$(12,414,982)	$ (10,050,886)	$ (8,213,014)	$ (4,385,059)	$ (3,468,036)
Deficit (US GAAP)	(12,414,982)	(10,050,887)	(8,213,015)	(4,385,060)	(3,468,036)
(Cdn$)	As at October 31
Period End Balances (as at)	2002	2001	2000	1999	1998
Working capital	$ 3,276,580	$ 2,402,190	$ 681,869	$ 675,118	$ 1,736,780
Equipment, net	37,627	55,826	2,805	44,929	60,051
Mineral property interests	4,200,000	4,200,001	1	1	--
Shareholders' equity	7,633,492	6,658,017	8,684,675	900,048	1,796,831
Number of outstanding shares	32,148,463	27,384,880	14,182,413	9,752,195	9,721,195

No cash or other dividends have been declared.

(Cdn$)	As at October 31
Statement of Operations Data	2002	2001	2000	1999	1998
Investment and Other Income	$ 38,341	$ 40,982	$ 48,783	$ 31,998	$ 87,427
General and administrative expenses	1,426,350	315,904	365,126	660,736	351,641
Write down of mineral property interests and investments	1	-	-	539,951	2
Exploration Expenditures	976,087	1,444,583	3, 511,512	228,280	601,044
Loss according to financial statements (CDN GAAP)	(2,364,096)	(1,837,872)	(3,827,955)	(966,806)	(860,259)
Loss according to financial statements (US GAAP)	(2,364,096)	(1,837,872)	(3,827,955)	(966,806)	(860,259)
Loss from continuing operations per Common Share	(0.08)	(0.11)	(0.29)	(0.10)	(0.09)
Loss per Share (US GAAP)(2)	(0.08)	(0.11)	(0.29)	(0.10)	(0.10)

Notes:

See Item 17 for accompanying consolidated financial statements reconciled to United States accepted accounting principles for further details.

B. Capitalization and Indebtedness

Not applicable (this is an Annual Report only)

C. Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only)

D. Risk Factors

The Platreef Project Contains No Known Ore. The Registrant has purchased control of a private South African company, Plateau Resources (Pty) Limited, now a wholly-owned subsidiary, which holds the mineral title to the "Platreef Project", the mineral project which is the Registrant's principal focus. There is no known body of commercially viable ore on the Platreef Project, which is a prospect only. Extensive additional exploration work will be required to ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures to be made by the Registrant on its Platreef Project or other mineral properties will result in discoveries of commercial quantities of ore.

Further Funding Needed to Avoid Loss of Platreef Interest. Currently, the Registrant's only means of generating funds is through equity offerings of its securities, and there can be no assurance that such financings will generate any or sufficient amounts to allow the Registrant to discharge its obligations under the Loan Facility. In the event the Registrant is unable to discharge its obligations in a timely manner, the Registrant may be forced to forfeit its interest in the private corporation that holds the Platreef Project interests.

Limited Assurance to the Registrant's Title to the Platreef Project. Although the Registrant has done a review of titles to Plateau's mineral interests, it has not obtained title insurance nor any formal legal opinion with respect to Plateau's properties and there is no guarantee of title. The mineral properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. Plateau's mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt.

Uncertain Project Realization Values. Anooraq capitalizes acquisition costs incurred in connection with its mineral property interests. While Anooraq believes these costs (of approximately $4.2 million in the case of the Platreef Project) are realizable notwithstanding the lack of certainty whether the mineralized material of its Platreef Project is currently economically viable or may be classified as ore, there can be no assurance that Anooraq could dispose of its mineral interests for their financial statement carrying values which would mean a diminution in the book value of shareholder equity. Costs not associated with a direct acquisition of a mineral property interest are expensed.

Anooraq Has No History of Earnings and No Foreseeable Earnings. Anooraq has an long history of losses and there can be no assurance that Anooraq will ever be profitable. Anooraq has paid no dividends on its shares since incorporation and does not anticipate paying in the foreseeable future.

Going Concern Assumption. Anooraq's consolidated financial statements have been prepared assuming Anooraq will continue on a going-concern basis; however unless additional funding is obtained this assumption will have to change and Anooraq's assets may have to be written-down to asset prices realizable in insolvency or distress circumstances.

General Mining Risks. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of minerals produced by the Registrant. Factors beyond the control of Anooraq will affect the marketability of any substances discovered. Mineral prices have fluctuated widely in recent years. Government regulations relating to price, royalties, allowable production and importing and exporting of minerals can adversely affect Anooraq. There can be no certainty that Anooraq will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects and environmental concerns about mining in general continue to be a significant challenge for Anooraq as they are for all mining companies. The Registrant competes with many companies possessing far greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Anooraq's Share Price is Volatile. The market price of a publicly traded stock, especially a junior resource issuer like the Registrant, is affected by many variables not directly related to the exploration success of the Registrant, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture suggests the Registrant's shares will continue to be volatile.

The Registrant's Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. All of the directors and officers of the Registrant serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Registrant. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Registrant and their duties to the other companies on whose boards they serve, the directors and officers of the Registrant expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. The success of the Registrant and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

Foreign Jurisdiction Risks; Operating in South Africa. The Registrant's activities in South Africa are subject not only to risks common to operations in the mining industry, but as well the political and economic uncertainties of operating in a foreign jurisdiction, namely South Africa which itself has recently undergone major constitutional changes to effect majority rule and mineral title. Accordingly, all laws may be considered relatively new resulting in risk such as possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon the Registrant. The Registrant's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation. The Registrant's operations and exploration activities are subject to South African federal and provincial laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive.

Likely PFIC Status Has Possible Adverse Tax Consequences for U.S. Investors. Potential investors who are U.S. taxpayers should be aware that the Registrant expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If the Registrant is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of the Registrant. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Registrant's net capital gain and ordinary earnings for any year in which the Registrant is a PFIC, whether or not the Registrant distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein.

Shares of the Registrant may be Affected Adversely by Penny Stock Rules. The Registrant's stock may be subject to U.S. "Penny Stock" rules, which may make the stock more difficult to trade on the open market. The Registrant's common shares have traded on the TSX Venture Exchange since September 24, 1987. For further details on the market performance of the Registrant's common stock, see "Item 5 Nature of Trading Market." Although the Registrant's common stock trades on the TSX Venture Exchange or "TSX Venture", the Registrant's stock may be subject to U.S. "penny stock" rules. A "penny stock" is defined by regulations of the U.S. Securities and Exchange Commission ("SEC") as an equity security with a market price of less than $5.00 per share. However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i) the equity security is listed on Nasdaq or a national securities exchange;

(ii) the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least $5,000,000, or (b) average annual revenue of at least $6,000,000; or

(iii) the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least $2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in the Registrant's common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-Nasdaq and non-exchange listed securities. Under this rule, broker/dealers who recommend the Registrant's securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.

Penny stock regulations will tend to reduce market liquidity of the Registrant's common stock, because they limit the broker/dealers' ability to trade, and a purchaser's ability to sell, the stock in the secondary market. The low price of the Registrant's common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of the Registrant's common stock also limits the Registrant's ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, the Registrant's shareholders pay transaction costs that are a higher percentage of their total share value than if the Registrant's share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of the Registrant's securities. The Registrant can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to "penny stock" rules. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

Significant Potential Equity Dilution and End of Lock-ups. A summary of the Registrant's diluted share capital is as follows:

At March 1, 2003 there were 931,000 options and nil warrants of the Registrant in-the-money, however, the Registrant has a considerable number of options (4,542,000) and warrants (8,452,001) which will likely act as an upside damper on the trading range of the Registrant's shares. (See Item 12 for details). As a consequence of the passage of time since the date of their original sale and issuance, no shares of the Registrant remain subject to any hold period restrictions in Canada or the United States as of March 1, 2003. Two US residents participated in a financing completed by the Registrant on December 21, 1999, for a total of 640,000 shares and 640,000 warrants (Cdn$629,000) in reliance on Rule 504 exemption in making those offers and sales. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for the Registrant's shares. Dilutive securities represent approximately 43% of the Registrant's currently issued shares.

ITEM 4 INFORMATION ON THE COMPANY

SUMMARY

A. History and Development of the Company

1. The legal name of the company which is the subject of this Form 20F is "Anooraq Resources Corporation" (herein "Anooraq").

2. Anooraq was incorporated in British Columbia, Canada on April 19, 1983.

3. Anooraq was incorporated under and continues to subsist under the laws of the Province of British Columbia, Canada. The Registrant's business office is located at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 (604) 684‑6365. The Registrant's registered office is located c/o its British Columbia attorneys at Suite 1500, 1055 West Georgia Street, Vancouver, B.C. V6E 4N7 (604) 689‑9111.

From 1996 to mid 1999 the Registrant's mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Registrant refocused its exploration on a South African platinum group metals project, the Platreef Project (see Item 2). The Registrant has two active Cayman Islands subsidiaries, N1C Resources Inc. ("N1C") and N2C Resources Inc. ("N2C). These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands, BWI and their use represents a common method for Canadian mining companies to hold foreign resource assets through outside-of-Canada corporations for legitimate Canadian tax planning considerations. The two-subsidiary structure was adopted by the Registrant with a view to minimizing exposure to potential capital gains taxes if the Platreef Project exploration is successful. The Registrant holds 100% of the shares of NIC, which in turn holds 100% of the N2C shares. N2C holds the Registrant's 100% of the shares of Plateau Resources (Pty) Limited (herein "Plateau"), the private South African mining corporation that holds the legal rights to the mineral interests ("Farms") comprising the Platreef Project.

5. The Company's principal capital expenditures (there have been no material divestitures) over the three fiscal years ended October 31, 2002 are as follows:

Amounts Deferred (capitalized)
Year	Platreef Project
2002	-
2001	4,200,000
2000	-

B. Business Overview

1. Anooraq's Business Strategy and Principal Activities

Anooraq Resources Corporation (the "Registrant") is in the business of acquiring and exploring mineral exploration properties. The Registrant's principal focus is exploration through Plateau, of the Platreef Project, a platinum metals group prospect held by a private South African corporation in which the Registrant held equity option rights granted for making loans to that corporation to fund exploration. On May 29, 2001 the Registrant entered into substantially revised arrangements regarding the ownership of Plateau. A reference herein to the "Platreef Project" is intended to refer to the physical property and not the legal structure under which the Registrant indirectly holds its interest in the Platreef Project. The Platreef Project is situated on the geological trend known as the "Bushveld Complex" in the Republic of South Africa. The Platreef Project, which the Registrant is actively exploring, is of interest geologically because the Bushveld Complex hosts a layered mafic intrusive complex, a setting known to be associated with platinum group metals. No ore is known to exist at the Platreef Project and a great deal of exploration is still required before any economic feasibility can even be considered.

Anooraq does not have any operating revenue although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

2. Exploration in South Africa Generally

The following summary is based on information available in the public domain.

South African minerals legislation is currently governed by the Minerals Act 50 of 1991 ("Minerals Act"). The South African system of mineral rights has developed over many years to its present state under a dual system in which some of the mineral rights are owned by the State, and some by private holders. The State controls the exercise of prospecting and mining rights under the administrative system of prospecting permits and mining authorizations referred to below. Mineral rights are officially registered by the State, and were a form of property protected under the old Constitution. Mineral rights are tradeable. They have been and continue to be the subject of considerable financial investment that has resulted in the acquisition and registration of rights by prospectors and miners over relevant areas of interest.

Mineral rights represent a parcel of rights including the rights to prospect and mine together with ancillary rights to do what is reasonably necessary in order to effectively carry on prospecting or mining operations. The holder of mineral rights may grant subordinate rights to prospect under a prospecting contract or grant subordinate rights to mine under a mineral lease or may sell or otherwise dispose of the rights. The term "Farm" is used to identify the land area to which rights have been granted. The mineral rights owner is ordinarily compensated by the exploiter of the minerals for the depletion of the non-renewable resource through the outright purchase of the mineral rights, or, less commonly, through the payment of royalties. It is generally accepted that in principle royalties are charged on production or revenue.

The two main categories of owners of mineral rights are the State and private holders. In the former Transkei, Bophuthatswana, Venda, and Ciskei ("TBVC") states and self-governing territories mineral rights were largely owned by those states and territories but, for the purposes of prospecting and mining legislation, administered as if they were privately owned. It has been estimated that mineral rights in respect of some 19 million hectares, which represent 15% of the land area of the Republic, fall into this category, including mineral rights held by the government in trust for specific tribes and communities. This category also includes those mineral rights that vest in the Lebowa Minerals Trust ("LMT") under the Lebowa Minerals Trust Act, 1987, and the Ngonyama Trust under the Kwa-Zulu Ngonyama Trust Act, 1994. In 2001, the LMT was abolished and the rights previously held by the LMT are now held by the State. In terms of the present Constitution, mineral rights in this category vest in the State except for those held by the Ngonyama Trust as well as mineral rights held in trust for specific tribes. The State is the owner of mineral rights in various areas of surveyed and unsurveyed State land as well as in privately-owned land where mineral rights have specifically been reserved to the State.

In South Africa, the mineral right owner is not permitted to prospect or mine for minerals without having obtained a prospecting permit or mining authorization from the State. These licenses are not transferable. They are aimed at controlling prospecting and mining, having regard to considerations of health and safety, environmental rehabilitation and responsible extraction of the ore. Conversely, a prospecting permit or mining authorization cannot be granted unless the applicant is the holder of the relevant mineral right or has acquired the holder's consent to prospect or mine. Reconnaissance work can and does take place without the necessity to hold a permit, provided the work does not fall within the definition of 'prospecting' in the Minerals Act.

According to section 19 of the Minerals Act, the holder of any prospecting permit or mining authorization is obliged to furnish certain prospecting information to the State within one year after completing the digging of any excavation or drilling a borehole for the purpose of prospecting. The information must be kept confidential by the State. When 15 years have elapsed from the date of the completion of the excavation or borehole concerned, the State may disclose the information unless any person with a pecuniary interest in the excavation or borehole satisfies the State that his or her interest will be prejudiced by such disclosure.

In most other jurisdictions confidentiality against disclosure to third parties of basic prospecting information furnished to the State is afforded during the currency of the prospecting license or for very short periods. In such jurisdictions, where public ownership of mineral rights prevails, the policy is directed at assembling a public record of exploration work as a resource for future exploration.

A new Minerals and Petroleum Resources Development Bill was passed by parliament in 2002 and is expected to be promulgated in 2003. This Bill, once promulgated, will allow for the transfer of all "unused old order rights" to the State. The current rights optioned and permitted by the Company do not fall into the category of "unused old order rights", but are classified as "old order prospecting rights". A period of two years will be allowed after promulgation of the Bill to convert these "old order prospecting rights" to "new order" prospecting or mining rights. Security of tenure will thereafter be guaranteed for a period of 5 years with respect to prospecting rights, and 30 years with respect to mining rights.

With respect to the secured mineral rights that have not been permitted to date, there will be a one year grace period after the promulgation of the Bill within which to permit these rights. The planned conversion process is not onerous but in certain circumstances, the State may require the involvement of a Historically Disadvantaged South Africans ("HDSA") partner and a prospecting fee payable to the State, to be followed by a royalty in the event of mining.

Current State prospecting fees range from South African Rand ("ZAR") 3 per hectare in year 1 to ZAR 7 per hectare in year 5. Currently, State royalties on precious metals are 1% of gross revenue. This royalty rate is currently being reviewed and may be amended by the State. These amounts will become payable to the State upon conversion of "old order" rights to "new order" rights, and do not take existing commitments towards current mineral rights holders into account.

South Africa - Legal and Economic Background

The Republic of South Africa is a developing country and thus depends heavily on overseas investment for its continued growth. The injection of investment funds from abroad is essential to ensure the proper exploitation of the country's vast natural resources. South Africa is one of the most advanced countries both technologically and economically in Africa. It has a highly sophisticated transport infrastructure, including rail and road systems and seven deep-water shipping ports.

Business in South Africa is conducted on lines very similar to the British business system. Many of the fundamental characteristics of South African business were derived from the British systems, but there are also a great many subsidiary and associated companies of western European parent companies established in South Africa.

The most common vehicle for conduct of business operations in South Africa is the limited company and there is no minimum equity capital requirement for companies. There are no marked administrative advantages or disadvantages to operating a South African company rather than conducting a branch operation and both are subject to the Companies Act. There may be a tax advantage attaching to a branch operation, depending on the parent company's country of domicile. Dividends distributed abroad by a South African company are subject to withholding tax, whereas branch profits remitted do not suffer any withholding tax.

At present, income tax is levied by the Central Government only; no income taxes are levied by provincial authorities. The South African income tax system is based on taxable income. Taxable income is gross income received by or accrued to a taxpayer, not of a capital nature, from a source within or deemed to be within South Africa, less any exempt income and less all allowable expenditures actually incurred in the production of income. In the main only income from a South African source is subject to South African income tax.

Dividends on shares held by a South African resident individual, company and a close registrant are exempt from income tax. Capital gains are not taxable in terms of existing legislation. Every company is a separate taxable entity. There is no scheme for relief for companies in a consolidated group.

In addition to normal income tax, withholding taxes may be imposed on non-resident income in certain instances. Thirty per cent of the gross amount of royalties or similar payments (e.g. for "know-how") made to non-residents who do not carry on business in South Africa, is deemed to be taxable income from a South African source of such non-resident. The taxable portion of the royalty is subject to tax at the normal tax rates applicable to the recipient of the royalty. The person paying the royalty is obliged to withhold tax at the rate of 12% of the amount of the royalty. This is not a final tax and an adjustment may be required on assessment. The non-resident withholding tax on interest was abolished.

At present, there is an income tax treaty in force between the United States and South Africa. Under the treaty, the source jurisdiction may not withhold on interest or royalties, but may withhold at a rate of 15% (5% in the case of certain 10% holders) on dividends.

C. Organizational Structure

Anooraq operates directly through one principal subsidiary, Plateau Resources (Pty) Limited which holds Anooraq's rights to the Platreef Project in the Republic of South Africa.

The Platreef Project has no mining, plant or equipment located thereon although the project has field accommodation and miscellaneous exploration equipment on site.

FURTHER PARTICULARS OF ANOORAQ'S PROPERTIES

Glossary In this Form 20-F, the following terms have the meanings set forth herein:

A. Geological/Exploration Terms

Farm	A term used in The Republic of South Africa to describe a mineral interest.
Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth's crust.
Feldspathic	Containing feldspar as a principal ingredient.
Gabbro	Course grained mafic igneous rock.
Mafic	Composed of dark ferromagnesian minerals.
Melanorites	Norite with a higher than normal mafic (pyroxene) component (mafic norite).
Mineral Deposit	A deposit of mineralization, which may or may not be ore, which requires a full feasibility study to determine.
Mineral Symbols	Pt - Platinum; Pd - Palladium; Rh - Rhodium; Au - Gold; Cu - Copper; Ni - Nickel; Ru - Ruthenium; Cr - Chromium
Mineralized Material

A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other materials factors conclude legal and economic feasibility. "Mineralized material" does not include materials classed as "inferred" or "possible" by some evaluators.

Norite	A coarse-grained plutonic rock in which the chief constituent is basic plagioclase feldspar (labradorite) and the dominant mafic mineral is orthopyroxene (hypersthene).
Pyroxenite	A medium or coarse-grained rock consisting essentially of pyroxene, a common rock-forming mineral.

B. Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of the month in such periods) and the range of high and low exchange rates for such periods.

	Year ended October 31
	2002	2001	2000	1999	1998
End of Period	1.56	1.59	1.52	1.47	1.54
Average for Period	1.57	1.54	1.49	1.49	1.42
High Period	1.62	1.59	1.54	1.53	1.47
Low for Period	1.50	1.49	1.45	1.45	1.37

The Platreef Project

Purchase of South African Subsidiary

The Platreef Project, a group of South African platinum group metal prospects, represents the Registrant's only material interests in mineral claims (known in South Africa as "farms") and the Registrant's rights, and earn-in option rights are indirectly held through ownership of a private South African corporation, Plateau Resources (Proprietary) Limited ("Plateau") which holds the farm interests.

The Registrant obtained its rights to purchase control of Plateau pursuant to a Sale and Assignment Agreement dated for reference the 18th day of October, 1999, resulting from an assignment from Hunter Dickinson Inc. (HDI) (see Item 7) of two letter agreements being firstly, HDI's settlement agreement dated September 29, 1999 with Gladiator Minerals Inc. ("Gladiator"), pursuant to which the Registrant agreed in certain events to issue up to 1.5 million shares in stages to Gladiator if it completes the required $10 million investment in Plateau and secondly HDI's rights under a "letter of intent" dated September 23, 1999 (the "HDI LOI") with Plateau and its sole shareholder. The HDI LOI set out the principal terms whereby HDI was to have been able to acquire 70% of Plateau's equity for $10 million investment in Plateau over 4 years which arrangements were substituted by an outright purchase of Plateau which completed in August 2001.

HDI is a private company held as a co-operative services provider amongst nine public companies associated with Vancouver mining promoters Robert G. Hunter and Robert A. Dickinson. HDI provides geological, engineering, financing, corporate and administrative services and incurs third party expenses on behalf of to nine public companies (including the Registrant). HDI subsequently assigned its rights to the 200,000 Shares to an affiliate Mainland Exploration Limited Partnership.

In the event commercial mining production is established at the Platreef Project, the Registrant will also issue to Gladiator 625,000 common shares for each 7,000,000 ounces of platinum group minerals (Pt, Pd, Rh, and Au) actually determined to be recoverable and payable from the Platreef Project as may in future be defined in an independent feasibility study to be prepared by an internationally recognized engineering firm.

Project Technical Overview

Mineral Holdings and Agreements

As of October 31, 2002, the Platreef Project is comprised of prospecting rights on the following farms tabulated below and shown in Figure 1:

Owner	Year Acquired	Farm Name	Portion	Area (hectares)
DME
	1999	Dorstland 768 LR	Ptn 3 (a Ptn of Ptn 1)	42.83
	1999	Dorstland 768 LR	Ptn 2 (a Ptn of Ptn 1)	472.91
	1999	Dorstland 768 LR	Re of 1	430.09
	1999	Dorstland 768 LR	Mineral Area 1	514.87
	1999	Witrivier 777 LR	1	767.42
	1999	Witrivier 777 LR	Re	788.97
	2002	Noord Holland 775 LR	All	1228.82
Total Area:				4,245.91
LMT
(now held	1999	Drenthe 778 LR	All	1,538.30
by the State)	2001	Malokongskop 780 LR	All	1,440.92
	1999	Rietfontein 2 KS	All	2,878.03
Total Area:				5,857.25
PRIVATE
	2001	Elandsfontein 766 LR	2	747.61
	2001	Elandsfontein 766 LR	1	428.27
	2001	Hamburg 737 LR	All	2,126.40
	2002	Chlun 735 LR	All	1215.06
	2002	Cyferkuil 321 KR	All	2061.78
	2002	Elberfield 731 LR	All	2544.74
	2002	Gibeon 730 LR	All	1848.89
	2002	Gilead 729 LR	All	2085.08
	2002	Haakdoornkuil 323 KR	All	2818.50
	2002	Ham 699 LR	All	1852.71
	2002	Naboomfontein 320 KR	All	2664.73
	2002	Rondeboschje 295 KR	All	1525.03
	2002	Swerwerskraal 736 LR	All	2404.10
	2002	Vaalkop 325 KR	All	2428.45
Total Area:				26,751.35
Total Land Holdings (hectares) 2002:				36,854.51

N
North Block
Central Block
Anooraq Resources Corporation
PLATREEF PROPERTY
North Block
Central Block
Rietfontein Block
South Block
Rietfontein Block
Scale
0 5 10 15 km
South Block

Figure 1.

The mineral rights to the farms Rietfontein, Drenthe and Malokongskop were administered by the Lebowa Minerals Trust ("LMT") and are now administered by the State Department of Minerals and Energy ("DME"). Farms Witrivier, Dorstland and Noord Holland have been, and are administered by the DME. The mineral rights for Elandsfontein, Hamburg, Chlun, Cyferkuil, Elberfield, Gibeon, Gilead, Haakdoornkuil, Ham, Naboomfontein, Rondeboschje, Swerwerskraal and Vaalkop are held privately. (See Item 1 for information on South African mineral tenure system.) Prior to commencing exploration on the Farms, Plateau was required to obtain Prospecting Permits for each of the Farms from the DME. Plateau currently holds valid permits for each of the Farms. Plateau has also negotiated and obtained Prospecting Contracts for each Farm; DME issued the Contracts for Witrivier, Dortsland and Noord Holland and the LMT issued the Contracts for Rietfontein, Drenthe and Malokongskop.

In May 2000, an option to acquire the Elandsfontein Portion 1, Elandsfontein Portion 2 and Hamburg farms, contiguous to previously held ground in the northern part of the Platreef property, was obtained. Under the terms of the option agreement, Anooraq must issue to MSA Projects (Pty.) Limited ("MSA"), an aggregate of 500,000 shares, of which 75,000 shares were issued on August 8, 2001, 66,667 shares were issued on October 23, 2001 and 125,000 shares were issued on October 23, 2002 and make aggregate cash payments of US$350,000 (of which US$19,750 has been paid) subject to MSA securing prospecting permits on the farms. In addition, the option makes provision that Plateau will be responsible for the exploration and purchasing fees associated with the farms. At the time of execution these included consideration for exploration rights held by C. de Vos Tabakplanters, which were in effect for a five year term, on farm Elandsfontein 766 Ptn 2 (747 hectares) of payments in South African Rand ("ZAR") 10 per hectare in year one escalating in stages to ZAR 20 per hectare in year five.

In July 2001, consideration for exploration rights held by Randex Limited ("Randex") for the farms Hamburg (2,126 ha) and Elandsfontein Portion 1 (428 hectares), were obtained under the MSA option. These rights are in effect for a five-year term and consist of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is require if the option is exercised in year one, US$390 per hectare in year two, US$455 in year three, US$520 per hectare in year four and US$600 per hectare in year five.

In October 2001, Plateau was granted the right to conduct exploration on the farms for five years, with an option to extend the Prospecting Contracts for an additional two years (years 5-7). In addition, the terms have been negotiated to convert the Prospecting Contracts to Mining Leases, which may be done at any time during the seven-year period. The Mining Leases would be subject to a royalty payable to the State of 1% on 80% of future production. The farms are not currently subject to any royalties with the mineral rights holder.

Also in October 2001, Plateau completed an option agreement with African Minerals Ltd. ("AML"), whereby AML must spend $750,000 per year within a period of two years or less (or which $750,000 has been spent in year one) to obtain the right to form a 50:50 joint venture on the Rietfontein farm. As a further condition of the agreement, an AML affiliate participated in the Company's August 2001 private placement equity financing. A finder's fee of 300,000 common shares is due and payable in relation to this joint venture transaction, pending TSXV approval upon receipt of adequate project expenditure documentation from AML.

In January 2002, Plateau entered into a notarial prospecting contract with the Republic of South Africa on the farm Noord Holland 775 (1,229 hectares). The exploration rights to this farm are initially in effect for a five year term consisting of payments of ZAR 3 per hectare in year one escalating in stages to ZAR 7 in year five. Additionally, an application for extension of the exploration rights for three more years is possible and consists of payments of ZAR 14 in year six and escalating to ZAR 18 in year eight of the prospecting period.

On May 16, 2002, Plateau completed an agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a subsidiary of Anglo Platinum Corporation ("Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex, South Africa. Under the agreements with Anglo Platinum, Plateau acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditures totaling South African Rand ("ZAR") 25 million within five years. Plateau is required to spend ZAR 2.5 million in year one, ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five. When a mineral resource is identified, Plateau can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Black Economic Empowerment Group will be provided out of Plateau's interest.

On November 30, 2002, Plateau amended its prospecting agreement with C. de Vos Tabakplanters on Farm Elandsfontein 766 Ptn 2 (747 hectares) for a three-year term. Consideration for these exploration rights are ZAR 18 per hectare for year one, ZAR 20 per hectare in year two and ZAR 22 per hectare in year three.

With respect to the requirements of the new Minerals and Petroleum Resources Development Bill passed in 2002 and expected to be promulgated in 2003, the agreement with Rustenburg also includes plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Black Economic Empowerment Group will be provided out of the Company's interest. The Company is actively seeking a BEE partner with respect to remainder of the farms comprising the project.

For ease of project management, the Platreef properties have been subdivided into four areas, consisting of the North Block, Central Block, Rietfontein Block and South Block, as shown in Figure 1 and tabulated below:

North Block

Owner

Chlun 735 LR	Rustenburg
Elberfield 731 LR	Rustenburg
Gibeon 730 LR	Rustenburg
Gilead 729 LR	Rustenburg
Ham 699 LR	Rustenburg
Swerwerskraal 736 LR	Rustenburg

Central Block

Drenthe 778 LR	LMT
Dorstland 768 LR	DME
Elandsfontein 766 LR Ptn 1	Randex
Elandsfontein 766 LR Ptn 2	Tabakplanters
Hamburg 737 LR	Randex
Malokongskop 780 LR	LMT
Noord Holland 775 LR	DME
Witrivier 777 LR	DME

Rietfontein Block

Rietfontein 2 KS	LMT

South Block

Cyferkuil 321 RE	Rustenburg
Haakdoornkuil 323 RE	Rustenburg
Naboomfontein 320 RE	Rustenburg
Rondeboschje 295 RE	Rustenburg
Vaalkop 325 RE	Rustenburg

The Central Block includes Plateau's original properties, and additional ones acquired by the company over time, lying immediately north of the Anglo Platinum property; the North Block includes a group of six properties that are adjacent to and north of the Central Block; the Rietfontein Block consists solely of the Rietfontein Farm, located south of the Anglo Platinum property; and the South Block consists of five farms located on the Platreef in the Grass Valley area, about 45 kilometres south of the Central Block.

Location, Access and Infrastructure

The mineral tenures comprising the Platreef Project are approximately centered at latitude 24 degrees south and longitude 29 degrees east in the Limpopo Province of the Republic of South Africa. The Project is located approximately 275 kilometres north-northeast of Johannesburg.

Access from Johannesburg to the Central Block of the Project-area is via highway N1 to the city of Mokopane (formerly Potgietersrus), then 35 kilometres to the north-northwest via well-maintained secondary roads. There are nearby highways, railways, and high-capacity electrical transmission lines.

Topography and Climate

The terrain is relatively flat terrain, with a mean elevation of 1,100 m; therefore there are no prohibitive physical obstacles to inhibit exploration of the Platreef Project. Vegetation is generally sparse and consists mostly of various thorn bushes. The climate is arid with moderate winter temperatures in the 20 degreesC range, typically increasing to 35 degreesC in summer. Water from existing community wells is available for drilling on the property. Groundwater studies will be required to identify adequate supplies of process water for any mining operation.

Regional Geology

The Bushveld Intrusive Complex is host to stratiform platinum group metals ("PGM") deposits; PGM are found in association with nickel and copper sulphides. It was formed when a large body of mafic magma was emplaced in the earth's crust. Thereafter, the mafic magma slowly cooled. During the cooling, silicate and sulphide minerals crystallized and sank to the bottom of the magma chamber to form texturally distinctive layers. The removal of the more refractory minerals in this way depletes or enriches the residual melt in various elements. The magma thus changes composition continuously until solidification is complete. As a result, the platinum group metals, nickel and copper when in the presence of a sulphide phase, can become sufficiently enriched to form mineralized horizons at predictable levels within the intrusion.

The Bushveld Complex consists of four main compartments or limbs, the Northern (Potgietersrus) limb, the Far Western, Western and Eastern limbs. The magmas supplied to these compartments had common origins and were subject to similar liquid stratification and fractional crystallization processes on cooling. Originally, it was thought that the limbs comprised a single, large, 300-kilometre diameter, saucer-shaped intrusion, however, more recently it has been suggested that each limb had its own feeder system through which magma was channelled and became interconnected only at higher levels in the intrusion. The rocks in these limbs form a sequence of up to 8 kilometres in thickness.

A characteristic of the Bushveld is that many of the layers, including the economically important horizons, are continuous over tens of kilometres. The uniformly layered appearance of both the Merensky and the UG2 horizons is disrupted, in places, by small circular depressions known as potholes.

In the Western and Eastern Bushveld complex, PGM mineralization is currently extracted from two main PGM-bearing horizons, the Merensky Reef (named after its discoverer) and the 60-90 centimetres thick UG2 chromitite layer. UG2 is situated, stratigraphically, 100 metres to 350 metres below the Merensky Reef. Overall grades for the Merensky and UG2 Reef are similar, but platinum and palladium occur in more equal proportions in UG2 than in the platinum-rich Merensky Reef. The UG2 Reef also contains more than double the amount of rhodium. The Platreef is the third PGM-bearing horizon in the Bushveld. It is a nickel-rich horizon with a platinum-palladium ratio of close to 1:1. The Platreef is stratigraphically equivalent to the Merensky Reef but is much thicker, in places, up to 150 metres thick. It also has mineralogical similarities to the Merensky Reef.

Exploration History

Dr. Hans Merensky discovered the horizon in 1924. He also recognized that this pyroxenitic zone at the base of the Bushveld rocks is similar to the Merensky Reef, which he discovered near Rustenburg in the same year (White, 1994).

In 1969 Chrome Corporation Ltd. completed 19 diamond drill holes on the Drenthe farm for which no data are available (Gain, 1982). Subsequently Union Carbide, Mining Corporation and Johannesburg Consolidated Investment Company Limited ("JCI") carried out diamond drilling on farm Drenthe. Many of the holes were shallow and either did not penetrate or only partially penetrated the PGM-bearing Platreef. Much of the Union Carbide and Mining Corporation core was not sampled. JCI's diamond drill hole DRN2, located on the southern portion of farm Drenthe, was collared within the Main Zone of the Bushveld layered complex and intersected the Platreef horizon before being terminated in the underlying basement granite footwall. Despite encountering significant mineralization over potentially mineable widths, no follow-up work was undertaken.

Scattered drilling was done on farms Witrivier and Dorstland in the late 1960's to early 1970's and traced the mineralized Platreef a further 10 kilometres to the north of farm Drenthe. Unfortunately, geological and assay records (quantitative tests of minerals and ore by chemical and/or fire techniques) for these holes are unavailable.

In July 1998, Plateau Resources (Proprietary) Limited drilled eight diamond drill holes on the southern half of farm Drenthe to target the PGM mineralization intersected by JCI's hole DRN 2. The DRN 2 intersection assayed 5.61 g/t PGM, 0.17% Cu and 0.27% Ni over a width of 3.78 metres, within a broader zone grading 4.15 g/t PGM over 9.7 metres.

Property Geology and Recent Exploration by Anooraq/Plateau

The following is summarized from company files and Technical Report on the Platreef Properties by Mark Rebagliati, PEng., and Keith Roberts, PhD, PGeo., dated March 19, 2003.

Central Block

On the northern and central blocks, the Platreef horizon is a northerly trending, 40 degrees west-dipping complex rock assemblage. It is up to 150 metres thick, and lies between the contact of a basal granite and a thick overlying sequence of gabbro-norites.

The bulk of the Platreef consists of a sequence of interlayered pyroxenites, feldspathic pyroxenite, norites, and melanorites that averages 100 metres in thickness. The base is chilled against the underlying Archean granite. The uppermost 10 to 50 metres are typically mineralized with PGM. Analyses of pyroxene from the Platreef suggest that the Merensky Reef and the Platreef were derived from the same magma package that is enriched in platinum group metals.

The top of the Platreef is generally marked by a distinctive, mineralized, pegmatoidal pyroxenite (an exceptionally coarse-grained ultramafic plutonic rock composed chiefly of pyroxene, with accessory plagioclase and minor hornblende, biotite or olivine). In Bushveld terminology this would be designated the "B" reef. The unit may be underlain or grade laterally into a more feldspathic mineralized unit and these may be distinguished as "pyroxenitic B" reef and "feldspathic B" reef, respectively. Very locally, the "B" reef may also be overlain by a thin (1-2 metre) unmineralized pyroxenitic unit called the "C" reef. Most of the Platreef underlying the "B" reef is designated the "A" reef.

The Platreef pyroxenites are generally mineralized with platinum, palladium, rhodium and gold along with base metal sulphides, particularly where these rocks are associated with dolomite xenoliths (Buchanan, et al, 1981). Visible sulphides are chalcopyrite and pyrrhotite, which occur in amounts ranging from 0.5% to 3%. At such localities there is a clear relationship between calc-silicate hornfels xenoliths and greater concentrations of sulphide minerals. Overall, the correlation of PGM mineralization with sulphide content is positive but somewhat variable. In the southern half of farm Drenthe diamond drill holes intersected intervals, up to 48 metres thick, in which platinoids and low concentrations of disseminated base metal sulphides occur as irregular intercumulus blebs in a semi-stratified layer close to the hangingwall of the Platreef. In these zones the amount of PGM mineralization correlates with copper and nickel concentrations. In some areas, however, additional mineralization is located at some distance below the hangingwall contact of the Platreef. In the northern half of farm Drenthe, significant PGM mineralization occurs in serpentinized zones associated with dolomite xenoliths higher up in the gabbro-norite sequence as well as in the immediate hangingwall of the Platreef itself. None of the PGM zones intersected on farm Drenthe have been adequately delineated. The potential to extend these zones as exploration drilling progresses along strike and down-dip is in management's view encouraging.

Between January and July 2000, Anooraq, through Plateau, completed an exploration program consisting of diamond drilling and geochemical soil sampling. Thirty-five holes (Holes PR-01 to PR-35) totalling 6,758 metres, were completed on the farms Drenthe and Witrivier in the area now known as the Central Block. Twenty holes at 50-metre intervals were drilled to follow-up on Plateau's 1998 holes, and to establish the continuity of the mineralization in an area that extends north from the boundary with the Anglo Platinum ground. Fifteen angled holes were drilled at 200 metres intervals to the north, testing an additional 3.6 kilometre strike length. All but one of the 35 holes drilled in 2000 successfully intersected platinum-palladium-rhodium plus gold (PGM) horizons with associated copper-nickel mineralization. A further three holes (PR-36 to PR-38), were drilled in 2002, one on each of the farms Drenthe, Noord Holland and Dorstland. The Drenthe hole (PR-36) confirmed the down-dip continuity of the PGM mineralization intersected in one of the angled holes (PR-20). Holes PR-37 (Noord Holland) and PR-38 (Dorstland) intersected rock sequences stratigraphically equivalent to the Platreef but with only scattered low-grade PGM mineralization.

On the farms Drenthe and Witrivier three zones of significant PGM mineralization have been identified. The first zone is hosted in the "B" reef of the Platreef horizon, very near or at the contact with the overlying Hangingwall norite. The mineralization is continuous and extends 2,100 metres north from the southern boundary of the farm Drenthe to roughly coincident with the adjacent farm boundary to the north (Witrivier). On southern Drenthe, the zone defines a mineralized corridor 250 metres wide that is open down-dip. The true thickness of the mineralization is variable but averages 10 metres and grades 2.0-2.5 g/t PGM. To the north on farm Drenthe (north of hole PR-12) and extending to the boundary of Witrivier farm, drilling intersected thicker mineralization, about 20 metres in true width and grading 1.5-2.0 g/t PGM. This mineralization is also open down-dip to the west.

A second zone of mineralization is increasingly developed down-dip, beneath the "B" reef on southern Drenthe. This zone is situated at or near the top of the "A" reef. The thickness of mineralization is slightly variable but it averages 10 metres and grades about 1-2 g/t PGM. This mineralized zone is commonly separated from the overlying "B" reef mineralization by about 10 metres of weakly mineralized material. Further north on Drenthe, this zone may occur immediately below the overlying mineralized horizon such that the total mineralized interval is considerably thicker. This is demonstrated in holes PR-17 and PR-20, in which the combined intercepts are 48.0 metres of 1.61 g/t and 21.6 metres of 2.53 g/t PGM, respectively. This mineralization has yet to be tested down-dip.

The third mineralized 'zone' actually comprises a number of individual subzones hosted in the Hangingwall norite, extending from the south-central part of farm Drenthe (hole PR-14) to the northern limit of the present drilling on farm Witrivier. Although somewhat less laterally continuous than the previously described zones, this type of mineralization is closely associated with dolomite/calc-silicate xenoliths, and in particular, the very large dolomite/calc-silicate rafts with 'haloes' of serpentinitic and pyroxenitic material. These rafts, and the associated mineralization, appear to consistently occupy a particular stratigraphic level within the Hangingwall, thus effectively constituting a third mineralized zone.

This Hangingwall mineralization can be significant, for example hole PR-17 intersected grades of 1.26 g/t PGM over 30 metres and hole PR-24 intersected 1.31 g/t PGM over 37 metres. Further north, hole PR-32 intersected several zones of mineralization, the best grading 2.24 g/t PGM over 26 metres. Multiple intercepts in hole PR-31 returned 1.91, 1.02 and 2.58 g/t PGM over 6, 4 and 5 metres respectively.

Estimates of Mineralization

Cautionary Note to US Investors Concerning Estimates of Inferred Resources

This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will even be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Geological modelling of the mineralization within the Platreef horizon, as defined by a 0.5 g/t PGM threshold over a 2,400 metre x 250 metre area of the Northern Block, was completed by Anooraq geological staff. GeoActiv (Pty) Ltd. utilized this information to assess the mineral resource. Deon Vermaakt, PhD, Pr. Sci. Nat., is the independent qualified person for GeoActiv, who estimated and categorized the mineral resource using mineral industry standard methods as required by Canadian Securities regulatory standards found in NI43-101. Forty-three holes were used in the estimate. The estimated inferred mineral resource for the Drenthe deposit is 99.4 million tonnes grading 1.31 g/t PGM (0.600 g/t Pt+0.632 g/t Pd+0.012 g/t Rh+0.062 g/t Au), 0.16% Ni and 0.10% Cu, containing 4,174,000 ounces PGM.

Thick intersections of PGM were also encountered at the western and northern limits of the 2000 drilling, as shown in the following holes: 13 (46 metres grading 1.60 g/t), 14 (35 metres grading 2.16 g/t), 17 (48 metres grading 1.61 g/t), 20 (21 metres grading 2.53 g/t), 21 (45 metres grading 1.79 g/t) and 24 (22 metres grading 2.00 g/t). Results from drilling in 2002 are confirming that mineralization thickens down dip to the west. Vertical hole PR-036, drilled in 2002, intersected 92.5 metres grading 1.33 g/t PGM, 0.12% Ni and 0.09% Cu about 100 m down-dip from hole PR-20 drilled in 2000. These holes are located in the northern portion of the Drenthe deposit. Anooraq believes that there is encouraging potential to extend the mineralized zones to the north and west.

Rietfontein Block

The geological succession on Rietfontein consists of Archean basement granite complex, unconformably overlain by a westerly dipping sequence of Transvaal sedimentary rocks of Proterozoic age. From the base, the Transvaal sequence consists of dolomites, banded ironstones, shales and quartzites of the Chuniespoort and Pretoria groups. On Rietfontein the sedimentary sequence is intruded and overlain by mafic rocks of the Bushveld Complex, including the mineralized Platreef horizon in the southwestern part of the farm and a sill-like pyroxenite body in the northwestern part of the property, which was intruded along the contact of the basement granites and overlying dolomite units. The sill is considered to be an offshoot of the lower zone of the Bushveld. In the western part of the farm, hydrothermal vein-type PGM mineralization occurs in banded ironstone and quartzite overlying dolomite in the area of the satellite pyroxenite body, indicating the geological setting is prospective and leading to the soil sampling program in this area.

Soil sampling was undertaken on a 1,344-station grid on the Rietfontein farm in June-July 2000. The grid lines were oriented at 070 degrees and spaced at 200 metres intervals. The grid was established over a seven-kilometre strike length of northwesterly trending sedimentary rocks of the Transvaal Sequence. The Transvaal rocks occur along the eastern contact of the Potgeitersrus Limb of the Bushveld Complex and separate the Platreef pyroxenites from Archean basement granites. The principal target is potential PGM mineralization hosted by a series of satellitic pyroxenite bodies intruded along the Transvaal Sequence - granite contact.

Two distinct multi-element (Pt, Pd, Cr, Ni & Cu) anomalies were defined. The first anomaly is 1,600 metres long and 50 metres to 200 metres wide, and straddles a pyroxenite-dolomite contact. This feature may reflect contact metamorphism/alteration related to an underlying pyroxenite that lies shallowly underneath. The second anomaly is 2,000 metres long and 50 to 150 metres wide. It is located just west of Anomaly one, trends northward and merges at its north end with Anomaly 1. This discordant feature may have a structural association, representing a possible fault or dyke. A third, lower priority, anomaly roughly following the contact between dolomite and quartzite was also outlined.

In October 2001, Anooraq completed an option agreement with AML (see Property Overview above). AML controls the Turfspruit farm, adjacent to the southwest border of Rietfontein.

AML completed a six-hole diamond drilling program, totalling about 2,043 metres, between November 2001 and April 2002. The program targeted the two largest soil anomalies, and tested the potential for mineralization within the pyroxenite and the possibility for basal massive sulphides near the contact with the basement rocks. AML was responsible for the implementation and completion of the drilling program. The holes intersected intervals of low-grade PGM-base metal mineralization within the pyroxenite that are not considered to be significant enough to warrant further exploration work.

AML began to test the Platreef in a multi-rig program on Turfspruit in early 2002. Drilling of the Platreef target on Rietfontein began in July and continued until November 2002. Thirty-six vertical core holes were drilled on Rietfontein along a southeast trend. Drill holes are typically spaced at 100 to 200 metre intervals along the strike length and 50 to 150 metres across the width of the Platreef pyroxenite.

Thick intersections of PGM, nickel and copper mineralization have been encountered in most of the holes drilled to date, outlining a deposit that dips from 30 to 70 degrees to the west and is continuous over about 1,450 metres of strike length. Mineralization extends from a shallow depth, over vertical extents of 50 to 250 metres. Within this are significant intervals of disseminated, net textured and massive sulphides. Generally two to four higher-grade mineralized intervals occur in each hole, ranging from 5 to 90 metres in thickness and grading about 1 g/t PGM. The platinum:palladium ratio is approximately 0.65 and the platinum:gold ratio is approximately 3.0 for these intervals. PGM are accompanied by base metal grades of about 0.26% nickel and 0.20% copper. The combination of very consistent grades over substantial widths at shallow depth indicates the mineralization is potentially amenable to open pit mining.

RIETFONTEIN - RESULTS FROM 2002 DRILLING

Hole Number	From (metres)	To (metres)	Interval (metres)	PGM (g/t)	Nickel (%)	Copper (%)	Pt g/t	Pd g/t	Au g/t
AR021	34.75	36.78	2.03	0.36	0.30	0.21	0.05	0.26	0.05
	44.83	47.84	3.01	0.85	0.18	0.12	0.30	0.48	0.08
	113.70	125.63	11.93	0.70	0.17	0.13	0.23	0.39	0.08
AR022	38.90	43.95	5.05	1.83	0.22	0.12	1.06	0.51	0.27
	48.92	60.75	11.83	1.29	0.18	0.10	0.66	0.47	0.17
	95.82	102.66	6.84	1.03	0.21	0.11	0.45	0.45	0.14
AR024	45.97	54.81	8.84	0.79	0.17	0.09	0.34	0.39	0.06
	65.62	69.42	3.80	0.55	0.18	0.13	0.22	0.29	0.05
	118.46	204.89	86.43	0.86	0.23	0.19	0.31	0.45	0.10
AR025	47.35	53.40	6.05	1.37	0.29	0.17	0.63	0.52	0.22
	122.17	134.96	12.79	0.89	0.16	0.09	0.45	0.33	0.12
	150.86	160.81	9.95	1.42	0.20	0.07	0.80	0.51	0.11
	206.36	222.98	16.62	0.73	0.18	0.18	0.24	0.41	0.09
AR026	18.54	105.92	87.38	0.60	0.22	0.17	0.19	0.34	0.07
	56.89	105.92	49.03	0.82	0.31	0.24	0.25	0.47	0.11
	120.90	138.18	17.28	0.69	0.42	0.31	0.18	0.44	0.08
AR028	30.71	223.36	192.65	1.05	0.31	0.24	0.35	0.60	0.10
	187.30	223.36	36.06	1.82	0.32	0.33	0.58	1.06	0.19
AR030	47.04	50.05	3.01	0.94	0.50	0.32	0.33	0.55	0.06
	53.84	103.51	49.67	0.90	0.33	0.31	0.25	0.55	0.10
	53.84	79.21	25.37	0.94	0.44	0.41	0.24	0.60	0.10
AR031	30.42	137.46	107.04	0.74	0.32	0.23	0.24	0.43	0.08
	49.32	122.16	72.84	0.84	0.37	0.26	0.27	0.49	0.08
AR032	31.70	118.84	87.14	1.00	0.19	0.12	0.38	0.52	0.09
	68.32	118.84	50.52	1.11	0.23	0.16	0.34	0.67	0.11
	156.81	195.54	38.73	1.26	0.29	0.29	0.52	0.63	0.12
	184.38	195.54	11.16	1.57	0.47	0.44	0.54	0.87	0.16
AR033	18.24	25.30	7.06	1.17	0.25	0.14	0.50	0.50	0.18
	50.09	57.90	7.81	1.63	0.22	0.14	0.78	0.57	0.29
	69.49	256.74	187.25	0.58	0.17	0.12	0.23	0.29	0.07
	69.49	74.40	4.91	1.58	0.22	0.14	0.74	0.56	0.28
	81.31	87.23	5.92	1.04	0.24	0.13	0.49	0.41	0.14
	105.16	147.04	41.88	0.54	0.25	0.13	0.21	0.27	0.06
	221.04	256.74	35.70	0.95	0.23	0.19	0.31	0.55	0.09
AR034	11.84	21.97	10.13	1.27	0.19	0.11	0.67	0.45	0.16
	76.90	114.34	37.44	0.84	0.24	0.15	0.33	0.43	0.08
	128.19	160.05	31.86	1.40	0.29	0.34	0.42	0.78	0.21
AR035	35.98	38.91	2.93	1.15	0.29	0.15	0.47	0.53	0.15
	67.47	82.16	14.69	1.23	0.17	0.09	0.65	0.45	0.13
	135.60	172.10	36.50	1.06	0.18	0.15	0.28	0.62	0.17
	205.90	211.77	5.87	0.40	0.36	0.16	0.09	0.25	0.06
	230.72	234.63	3.91	1.08	0.27	0.21	0.40	0.53	0.15
	240.52	243.47	2.95	2.01	0.26	0.17	0.52	1.17	0.32
	249.41	265.31	15.90	0.96	0.29	0.23	0.37	0.45	0.14
	274.09	280.87	6.78	1.42	0.26	0.23	0.51	0.71	0.20
AR036	26.30	33.03	6.73	0.83	0.22	0.08	0.35	0.38	0.10
	46.91	99.66	52.75	0.83	0.22	0.13	0.35	0.37	0.11
	139.72	158.55	18.83	0.94	0.19	0.13	0.31	0.55	0.08
	282.48	330.10	47.62	0.81	0.20	0.16	0.31	0.39	0.11
	304.28	316.03	11.75	1.79	0.55	0.40	0.68	0.86	0.25

South Block

The South Block comprises five farms (claims), totalling 10,330 hectares, which are part of the Anooraq/Anglo Platinum Joint Venture properties. These include the Haakdoornkuil 323 KR, Naboomfontein 320 KR, Vaalkop 325 KR, Cyferkuil 321 KR and Rondeboschje 295 KR farms.

The bulk of the South Block is underlain by Bushveld Complex rocks. Of particular importance, is the Lower Zone succession that outcrops on Vaalkop and along the southern boundaries of Cyferkuil and Rondeboschje. This area is one of two locations on the Northern Limb at which rocks of the Lower Zone (pyroxenite and dunite-harzburgite) are known to occur.

Some previous exploration is known to have occurred on the adjacent Volspruit 326 KR farm. In 1970, Rio Tinto drilled the Lower Zone succession and intersected PGM mineralization. More recently the Volspruit farm has been the focus of exploration by Pan Palladium Limited.

In 2002, Plateau carried out an integrated exploration program of airborne geophysics, grid geochemistry and geological mapping in the area. In August, Fugro Airborne Geophysics completed 1,553 line-km of airborne and radiometric geophysical surveys over the block. Survey lines were flown at 100-metre spacing at 130 degrees azimuth, and outlined a pronounced magnetic high that can be traced southwestward from Pan Palladium's ground, across Rondeboschje and Cyferkuil, onto Vaalkop, where it curves southward and is terminated by a fault. Several other anomalies were also outlined.

A soil survey, consisting of 4,233 samples, was also done on the South Block. Sample lines were oriented parallel to the flight lines of the geophysical survey and samples taken at 25 metre intervals on 33 lines. A pronounced Pt-Pd-Cu-Cr anomaly, 5.4 kilometres long and up to 1.2 kilometres in width, was outlined. The soil anomaly coincides with interpreted subcrop of a pyroxenite unit that extends through the Rondeboschje, Cyferkuil, and Vaalkop farms and appears to continue onto Volspruit where it hosts Pan Palladium's Northern Deposit. According to a January 2002 News Release, Pan Palladium's northern and southern deposits have combined inferred resources of 59.1 million tonnes grading 1.3 g/t 5PGM+Au, 0.14% Ni and 0.04% Cu. A second, low contrast, Pd-Cu-Cr anomaly overlies dunite-harzburgite in the south-central area of farm Vaalkop.

Sampling and Assay Procedures and Security for Drill Core

Anooraq personnel transported the Central Block core from the drill rigs directly to a secure core processing facility. The drill core was logged and sampled by company geologists, and the core facility was locked and secure at night. The core is presently stored in a locked warehouse. Anooraq geologists also logged the core from drill holes RF1 to RF6 that tested the soil anomalies on Rietfontein farm.

With minor exceptions, the entire Platreef horizon was sampled at 1-m intervals. Pyroxenites intersected in the hanging wall sequence were also sampled. In addition, all sulphide-bearing dolomite, calc-silicate alteration or norite was sampled. Samples were taken by sawing the 47.6-mm diameter (NQ) core in half with a rock saw.

All Pt, Pd and Au assay samples for holes PR-1 to PR-38, were analyzed at Set Point Laboratories in Johannesburg, South Africa, using a 50g lead collection fusion with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP) finish. Copper and Nickel for holes PR-1 to PR-24 and PR-36 to PR-38, were determined at Set Point by aqua regia leach with an ICP finish. Copper and Nickel for holes PR-25 to PR-35 were determined at SGS Laboratories in Johannesburg by aqua regia leach and ICP finish, as part of a 30 element scan.

A rigorous analytical quality assurance - quality control program was implemented by Anooraq for the Central Block drilling. Three standards were made using material from the property and/or Platreef mineralization stockpiled at the nearby Overysel Shaft and these were inserted into the sample number series in every batch sent to the laboratory. Every tenth sample analyzed was a quality control sample, either a standard or a duplicate (alternating between the two). As well, selected samples from each batch (hole) were sent to a second laboratory for screen analysis and check assay.

AML personnel logged the core for the holes testing the Platreef horizon on Rietfontein (AR001-036) in their secure compound. As an additional quality control, Anooraq geologists also inspected and logged the core from these holes at the drill site. Thus far, African Minerals have not provided Anooraq with details of their assaying procedures.

Analytical Procedures for Soils

Rietfontein Block

Soil samples were air-dried and sieved (at about 8 to 10 to 20 mesh) in the field and shipped to Performance Laboratories (Pty) Limited, Deep Shaft Road, Krugersdorp, South Africa, for further preparation. The soils were sieved through an 80-mesh screen; minus 80-mesh material consists of particles that are less than 177 microns in at least two dimensions.

A minimum 25-gram soil sample pulp was required for Au, Pt, Pd, multi-element analysis, duplicate analyses and internal laboratory QC. These samples were air freighted to Canada and imported under an Agriculture Canada permit. Samples were analyzed by Acme Analytical Laboratories, 852 East Hastings St., Vancouver, BC, Canada. A total of 1,744 analytical results were returned on samples from 1,585 sites, including 78 duplicates and 81 standards from the two project areas.

The samples were analyzed by Acme's fire assay analysis with Pb as a collector and Inductively Coupled Plasma (ICP) Atomic Emission Spectroscopy finish for Au, Pt and Pd to the ppb level. For the purposes of these initial surveys, the samples were also analyzed by Group 1F-Mass Spectrometry, which involves digesting a 15-gram sample in aqua regia and analyzing the solution by ICP Mass Spectrometry. This method delivers ultra-trace level determinations for a broad range of elements and is capable of detecting Au to the sub-ppb level, Ag to the ppb level and base metals to the 10's of ppb level. Pt and Pd were also determined from this analysis. For Pd, the fire assay method produced better data. Pt results from the two methods were comparable. The lower detection limit available by ICP-MS generated clearer patterns for Au.

South Block

The sampling procedure involved clearing the sample site, digging to a depth of about 30 to 50 centimetres (i.e. down to the approximate soil-bedrock interface wherever possible) at which depth a 'pre-sample' was taken. This was sieved and then discarded, prior to actually taking the sample. This was done to avoid contamination from the previous sample site. A 500 to 1000 gram sample of the sieved - 0.5 centimetre fraction was taken and samples were submitted on a weekly basis to Lakefield Laboratories in Johannesburg, South Africa for analysis. A total of 4,295 samples were submitted for analysis, including 18 sample blanks. Median values for both Pt and Pd in the sample blanks were below the method detection limit (i.e. 10 ppb), although the mean value was just above this (12.7 ppb for Pt and 13.7 for Pd).

Gold, Platinum and Palladium were analyzed by Lead Collection Fire Assay utilizing an ICP-OES finish. Base metals were also determined by IC-OES following an Aqua Regia digestion. Chromium was determined by Borate fusion XRF. Owing to the relatively coarse nature of the sample material, a number of samples were also pulverized in order to determine whether there was any significant difference in assay response. The pulverized samples consistently returned lower assays than the corresponding 'raw' sample. The difference appears to be relatively systematic, particularly for Pd, so either set of assays should identify anomalous levels of PGM in any given sample. The 'raw' unpulverized sample data would provide a more recognizable 'anomaly' as the range (5-69 ppb) for these is greater than the pulverized sample (13-58 ppb). As a result, it was concluded that the additional time and expense of pulverizing samples was unjustified.

Exploration in 2003

In 2003, Anooraq plans to continue exploration on the Platreef property. Initial drill testing of the new target area on the South Block is planned, as well as additional drilling in the Central Block to expand the Drenthe deposit. The following are recommendations from the 2003 Technical Report.

The focus of the next exploration program should be to more uniformly drill the Drenthe deposit, define its full extent, follow-up on the encouraging results from the previous green fields drilling program and to continue drill testing the remaining untested strike extent of the Platreef on Central and North Blocks.

Drilling is proposed to test the outstanding PGM soil geochemical anomaly on the South Block.

If successful results are obtained from these recommended drilling programs, extensive diamond drilling will be required to further delineate mineralized zones and to establish a resource base. Metallurgical, engineering and environmental studies will then be required to prepare a prefeasibility study. Furthermore, consultation processes must be instituted with the local population.

Proposed Budget	Canadian $
Diamond drilling - including all assays (7,600 m)	810,000
Travel and accommodation	135,000
Supervisory, technical and support staff	360,000
Administration.	120,000
Contingencies	75,000

TOTAL BUDGET	$1,500,000

Although work to date is encouraging, there is no assurance whatsoever that a commercially mineable mineralized material body exists on the Platreef Project. Until much more exploration and thereupon completion of a comprehensive feasibility study, possibly further associated metallurgical and other work that concludes that a potential mine is likely to be economic, and Anooraq obtaining the significant capital financing and required mine permits which will be required, no assurance can be given that future commercial mining will occur on the Platreef Project.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Anooraq's business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential in order to enhance the value of the project and then seek to sell or joint venture the project to a major mining company. Anooraq, as an active junior resource issuer, does not consider it likely that even if project economics warrant commercial production, that Anooraq itself would place the Platreef Project into commercial production, as such operations require large corporate, technical and financial infrastructure which Anooraq does not have nor intend to acquire. None of Anooraq's currently held or to be acquired mineral deposits currently is known to host a mineral reserve which has been subject to sufficient development work to determine that it is economic at current metals prices.

Under an Accounting Guideline No. 11 ("AcG11") of the Canadian Institute of Chartered Accountants, which is the professional body which sets accounting disclosure standards in Canada, the Registrant has determined that it is likely to be classified as a "development stage" issuer. AcG11 recommends that an enterprise be considered to be in the development stage when its principal operations have not commenced and gives factors which suggest development stage accounting may be appropriate. These factors include the absence of significant revenues and that a significant portion of its available funding and employees are not involved in operating activities which generate revenue but rather are engaged in the establishment of a capital asset in anticipation of operating activities. Also, due to the lack of operations which generate profits, another factor is that the recoverability of the cost of the development stage issuer's capital assets may be uncertain.

The Registrant has concluded that its lack of revenue given the absence of commercial mining activities at Platreef is indicative that the Registrant is in the development stage. Assuming the Registrant is a development stage enterprise, AcG11 provides that there must be a particularly careful assessment of the recoverability of the carrying amounts of the deferred acquisition costs relating to the Platreef Project.

While the Registrant does have independent valuation opinions which support its carrying value for the Platreef Project as of October 31, 2001 of $4.2 million, these valuations are primarily of a "comparable transaction" nature. These opinions consider publicly available information pertaining to deposits of comparable size and grade of in-situ mineralization, which have been valued by arm's-length sales or other transactions respecting such properties or of the companies that owned it. Under AcG11 however, the assessment of recoverability of the carrying amounts of capitalized and deferred development pre-operating costs generally requires the preparation of a projection. A projection would, in the mining context, involve an initial feasibility study which would include a preliminary assessment of the size and grade of the deposit, the amenability of its mineralization to recovery processes and an estimate of the capital cost for mining and mill facilities, together with operating projections based on expected metals prices, currency and interest rates. These feasibility estimates evaluate whether it is likely that the mine could profitably operate and provide a return on invested capital. The Registrant has changed its accounting policy whereby acquisition costs will be deferred but exploration expenses will be charged to operations as they are incurred. The financial statements for 2001 reflect this policy and the comparative numbers have been restated to reflect the change. AcG11 also encourages the use of "cumulative from inception" disclosure of all figures in an issuer's statement of operations and cash flows, however the preparation of this information for the Registrant, given its 18 year history, would not be meaningful in the context of its current financial disclosure and accordingly the Registrant has not adopted this elective provision of AcG11.

Anooraq's results of operations are economically evaluated on an "event driven" basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a mineralized deposit's size and continuity, information that is not in the financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Anooraq's operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important. Although Anooraq calculates an annual loss per share (which has varied over a range of $0.08 to $0.29 over the last three fiscal years), Anooraq is of the view that its share price does not vary in accordance with the loss per share statistic but rather Anooraq share prices vary with the price of the underlying market for platinum group metals and the outlook for these metals.

Anooraq's financial statements are prepared on the basis that it will continue as a going concern. Given that Anooraq has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in funding exploration to seek large tonnage metal deposits even where economic certainty is unknown. Anooraq can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource project and the net realizable value could be materially less than Anooraq's liabilities with a potential for total loss to Anooraq shareholders.

Anooraq does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar US$1.00: Cdn$1.62 to $1.49 during these three years. For additional details respecting the five year historical exchange rates, see Item 4. Anooraq has not been significantly affected by government economic, fiscal, monetary or political policies, and the outlook for Anooraq's assets primarily relate to the outlook for platinum group metals. For information relating to the historical prices for platinum group metals, see "Item D, Trend Information" below.

Operating Results - Fiscal 2002 Compared to Fiscal 2001

Revenue from interest decreased from $40,982 in fiscal 2001 to $38,341 in fiscal 2002 due to lower interest rates. Expenses for the 2002 fiscal year are $2.4 million as compared to $1.9 million in fiscal 2001.

Most administrative costs increased in fiscal 2002 - in particular, in the areas of shareholder communications, salaries and benefits, consulting fees and travel and promotion. Salaries and benefits increased from $135,244 to $459,249 and conference and travel increased from $75,990 to $119,392, in part attributable due to management and support activities, and travel associated with completion of the agreements with Rustenburg Platinum Mines ("RPM") to acquire significant new land holdings. The increase in shareholder communication costs (2002 - $500,039; 2001 - $42,055) is related to the development and distribution of new investor materials in the third quarter ($428,298) describing the new properties, as well as to comply with new regulations and to deal with shareholder issues at large. Consulting fees of $193,902 were also paid in 2002 for activities related to the agreements with RPM.

The highest expenditure, $976,087, in fiscal 2002 was on exploration but this cost decreased from the $1,444,583 spent in the previous year. The main areas in which expenditures decreased from the prior year were site activities (2002 - $100,914; 2001 - $681,102), property fees and assessments (2002 - $39,143; 2001 - $347,038), and transportation (2002 - $54,182; 2001 $103,550). Exploration costs increased in most other areas. The largest expenditure was on geological and consulting (2002 - $458,020; 2001 - $128,935); of these costs, $193,728 constitute consulting fees, most of which were paid for an airborne geophysical survey and for a soil sampling program on the South Block. The geological costs are associated with planning and carrying out the exploration activities on the Central and South Blocks, and monitoring drilling activities at Rietfontein by AML. Engineering fees also increased to $159,584 from $83,332 in fiscal 2001; the 2002 costs are mainly related to acquisition, compilation and evaluation of geological and engineering information on new property acquisitions. Drilling (2002 - $55,446; 2001 - $nil) and assays costs (2002 - $33,768; 2001 - $18,404) also increased accordingly. Anooraq drilled 769 metres in three holes in the Central Block in fiscal 2002, whereas the Company did no drilling in fiscal 2001. Assays costs in 2002 are for analyses of drill samples from the Central Block and soil samples from the South Block.

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third-party costs on behalf of, the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During fiscal 2002, Anooraq incurred costs for services from HDI of $1,143,295, compared to $896,550 in the same period in fiscal 2001.

Operating Results - Fiscal 2001 Compared with Fiscal 2000

Both income and expenses have decreased in 2001 from the previous year. As a result, Anooraq's operating loss in fiscal 2001 is $1.8 million as compared to a loss of $3.8 million in fiscal 2000.

Interest income decreased slightly, to $40,982 from $48,783 over the same period in the previous year, reflecting lower interest rates and cash balances in fiscal 2001. Costs have also decreased in 2001 due to a lower level of activity. Expenses in fiscal 2001 were $1.9 million, compared to $3.9 million during the same period in 2000. The main expenditure in both years was on exploration, which decreased to $1.4 million in 2001 from $3.5 million in 2000 when drilling was undertaken on the Platreef properties.

Other significant expenditures were on salaries and benefits, which show an increase in 2001 ($135,224) when compared to 2000 ($99,443); and legal, accounting and audit costs which decreased from $74,447 in 2000, to $68,922 in 2001. Both of these reflect the reduction in administrative activity concurrent with the reduced site activities. Investor relation activities are conducted by staff and contractors from Hunter Dickinson Inc. (see below and Related Party Transactions) and reported as shareholder communication expenses and conference and travel costs. Shareholder communications (2001 - $42,055; 2000 - $48,085) and conference and travel (2001 - $75,990; 2000 - $62,943) costs reflect a cumulative increase in fiscal 2001 than in the comparable period of 2000. The expenses are mainly related to communication with shareholders and property vendors associated with restructuring the agreement with Pinnacle Resources, acquisition of additional properties in South Africa, and arrangements for the financing.

Exploration expenditures in all categories, except for site activities, have decreased in 2001 from 2000 when an extensive exploration program was undertaken at site. Site activities costs (2001 - $681,102; 2000 - $607,202) are mainly related to support of the field office in South Africa. Property fees, assessments and other costs decreased slightly (2001 - $347,038; 2000 - $384,409), even though Anooraq increased its land holdings from 7,433 hectares in 2000 to 12,176 hectares in 2001.

Exploration advances have decreased from $87,674 in 2000 compared to $nil in 2001, and from the amount shown in the second quarter, when a lump sum of $340,892 had been advanced to South Africa. These funds have now been utilized, and allocated to various exploration costs and expenses of the Company.

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia is a private company with certain directors in common with Anooraq, which provides investor relations, geological, corporate development, administrative and management services and incurs third party costs on behalf of the Company, on a full cost recovery basis pursuant to an agreement dated December 31, 1996. In fiscal 2001, Anooraq incurred costs for services from HDI of $896,550 (2000 - $1,225,659).

B. Liquidity and Capital Resources

Overview and Recent Events

Historically Anooraq's sole source of funding has been the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Anooraq also issued common share capital in each of these three years pursuant to private placement financings. Anooraq has no assurance of continued access to significant equity funding.

Fiscal 2002 Compared with Fiscal 2001

At October 31, 2002, Anooraq had a working capital position of $3.3 million, as compared to $2.4 million at the end of the fiscal 2001. The Company also had 32,148,463 common shares issued and outstanding.

On August 27, 2002, the Company completed a private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $1.32. Also in August, 4,482,800 warrants from an August 2001 financing were exercised at a price of $0.70 for proceeds or $3.1 million. For further details see note 7 of the consolidated financial statements.

Expenses increased due to the active exploration programs and increased management and support activities related to the development of new property agreements in fiscal 2002. As a result, Anooraq's operating loss in fiscal 2002 was $2.4 million ($0.08 per share), as compared to $1.8 million ($0.11 per share) in fiscal 2001.

Fiscal 2001 Compared with Fiscal 2000

During fiscal 2001, the Company changed its policy with respect to accounting for exploration costs. In 2000 and prior periods, acquisition and exploration costs were capitalized to mineral property interests. Under the new policy, exploration costs are to be expensed. The financial statements for the years ended December 31, 2000 and 1999 have been restated and reflect the changes. Costs of a periodic or administrative nature are written off annually and determine the amount of the net loss per share.

At October 31, 2001, Anooraq has a working capital position of $2.3 million compared to $0.6 million at the end of the 2000 fiscal year, and 27,384,880 issued and outstanding shares.

Both income and expenses have decreased in 2001 from the previous year. As a result, Anooraq's operating loss in fiscal 2001 is $1.6 million ($0.11 per share) as compared to a loss of $3.9 million ($0.29 per share) in fiscal 2000.

On June 13, 2001 the Registrant announced that it has reached agreements to privately place 4,797,800 units in its capital stock at a price of $0.65 each, each unit comprising a common share plus a share purchase warrant exercisable for one year at $0.70. Management members have subscribed for 24% of the units with the balance being purchased by Canadian, European and other overseas investors as well as three US accredited investors (aggregating 650,000 units). Management members participating are David Copeland 118,000; Scott Cousens 247,000; Robert Dickinson 247,000; Robert Hunter 247,000; Jeffrey Mason 247,000; and David Jennings 67,800.

The private placement financing was completed in August 2001 with proceeds of $3.1 million. Also in August 2001, the Company received TSX Venture approval to purchase all remaining interest in Plateau. In September, Anooraq purchased the remaining 50% interest in Plateau from Pinnacle for consideration consisting of 7.5 million Anooraq shares. Obligations under the original Loan Facility and Share Purchase Agreement between Anooraq and Pinnacle were eliminated in consideration of the 4.5 million Anooraq warrants, exercisable for $0.70 for two years. These transactions unify Anooraq's 100% interest in Plateau and its underlying PGM prospects without the additional expenditure of $6.4 million over the next three years, as well as additional dilution that such financings would necessitate. It also resulted in the cancellation of Pinnacle's put of its interest in Plateau to Anooraq and avoided the dilution that would have resulted from that transaction.

The Company incurred acquisition costs of $4.2 million in 2001 related to the acquisition of Plateau, as compared to $nil in 2000. These costs make up the major portion of the amount shown as mineral property interest in the balance sheet.

On September 4, 2001, the Company received approval to trade on the NASDAQ Over-the-Counter Bulletin Board.

Financial Instruments

Anooraq keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Anooraq's current needs are invested in short term near-cash investments pending the need for the funds.

Anooraq does not have any significant commitments for exploration expenditures other than approximately $1.2 million in 2003, $1.7 million in 2004 and $2.7 million in 2005 for fees and work commitments on its Platreef properties, and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2002 year end Anooraq estimates that the cost of maintaining its corporate administrative activities at approximately $35,000 per month. Accordingly Anooraq's management estimate that a minimum of $820,000 will be needed to maintain its corporate status and assets over the ensuing two-year period. Anooraq has a current working capital of $3.3 million, which is sufficient to fund the next two years administration cost and exploration programs.

C. Research Expenditures

Anooraq is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

D. Trend Information

As a natural resource exploration company Anooraq's activities reflect the traditional are more cyclical nature of metals prices.

Platinum, palladium and rhodium are used in an increasing number of consumer goods, including pollution control devices in automobiles, medical instruments and jewellery, and in dental applications. PGM will also be used in fuel cells, a new clean energy technology. Palladium prices dropped substantially in 2001, but stabilized in 2002 and averaged US$341/oz for the year. The palladium price in 2003 has been volatile, ranging from US$235-440/oz. Platinum prices averaged US$541/oz in 2002. Prices have been strong in 2003, averaging US$660/oz so far.

Market conditions for gold improved steadily in 2002, and the gold price averaged about US$310/oz for the year. The up trend in gold prices has continued in 2003, with prices reaching as high as US$380/oz in January, before settling in to a range of US$340-$360/oz in February.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)
Robert George Hunter(2) Co-Chairman of the Board and Director Vancouver, B.C. Canada	Since April 22, 1996	677,592 Shares
Robert Allan Dickinson(3) Co-Chairman of the Board and Director Lions Bay, B.C. Canada	Since November 29, 1990	753,315 Shares
Ronald William Thiessen President, Chief Executive Officer and Director West Vancouver, B.C. Canada	Since April 22, 1996	422,923 Shares
Jeffrey Robert Mason Chief Financial Officer, Corporate Secretary and Director Vancouver, B.C. Canada	Since April 22, 1996	677,889 Shares
David James Copeland Director Vancouver, B.C. Canada	Since September 13, 1996	454,831 Shares
Scott Dibblee Cousens Director Vancouver, B.C. Canada	Since September 13, 1996	664,748 Shares
Glen R. Gamble Director 12892 Sierra Circle Parker, CO 80134	Since September 2001	Nil
Robert A. Hildebrand Director 405 Detroit Street Denver, CO 80206	Since September 2001	Nil
David Stevane Jennings Director Bowen Island, B.C. Canada	Since September 13, 1996	486,955 Shares

(1) The information as to shares beneficially owned or controlled is furnished by the respective directors at March 1, 2003.

(2) These shares are held in the name of 455501 BC Ltd., a company controlled by Robert G. Hunter.

(3) 498,315 of these shares are held in the name of United Mineral Services Ltd., a company controlled by Robert A. Dickinson.

All directors have a term of office expiring at the next annual general meeting of the Registrant. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Principal Occupation of Current Management of Anooraq

RONALD W. THIESSEN, CA - President, Chief Executive Officer and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and, for the past several years, has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is employed by and is a director of Hunter Dickinson Inc. (see Item 7), a company providing management and administrative services to several publicly-traded companies including Anooraq, and he focuses on directing corporate development and financing activities.

ROBERT G. HUNTER - Co-Chairman of the Board and Director

Robert G. Hunter for the past 21 years has been active as a mining promoter headquartered in Vancouver and continues to be active in the mining business although he now semi-retired. Mr. Hunter does not have any technical credentials in mining but through years as a businessman and insurance executive developed a network of venture capitalists in the mining field. Mr. Hunter has served as a director of other public companies listed at one time on the NASDAQ, The TSX Stock Exchange and TSX Venture Exchange. Mr. Hunter is Chairman and director of Hunter Dickinson Inc.

ROBERT A. DICKINSON, B.Sc., M.Sc. - Co-Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 34 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

JEFFREY R. MASON, CA - Chief Financial Officer, Corporate Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last nine years as a corporate officer and director to a number of publicly-traded (TSX, NASDAQ, TSX Venture) mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer and director of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies for which Hunter Dickinson Inc. provides services.

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Prior to his involvement with the Hunter Dickinson group, he was an investment broker. Mr. Cousens' focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies which Hunter Dickinson Inc. (to which he is a director) provides services.

DAVID J. COPELAND, PEng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Anooraq and other companies for which Hunter Dickinson Inc. (of which he is a director) provides services.

GLEN R. GAMBLE, B.Sc. - Director

Glen R. Gamble has been a director of the Company since September 2001 and since June 26, 1997 has served as President, Chief Executive Officer and a Director of Pinnacle Resources Inc.

Mr. Gamble has served as an officer and director of variety of companies engaged in the fields of mining, oil and gas, cattle, real estate and resource financing. Currently, Mr. Gamble is the Manager of Viatica Fund, LLC; a Director of Natural Buttes Gas Corp.; Manager of Desert Flower Mining, LLC; and President and Chairman of Victory Minerals Corp. and Pinnacle. Offshore, Mr. Gamble also serves as a Director on the Board of Directors of Plateau Resources (Pty) Ltd. He helped to fund, via private sources, Plateau's start-up and operating capital. Mr. Gamble also served on the Board of Vanmag Exploration and Development (Pty) Ltd., also a South African corporation. Currently he is a Director with Zebediela Platinum (Pty) Ltd., another South African corporation. Mr. Gamble has been involved in packaging, financing and selling producing oil and gas properties. The flagship company for Mr. Gamble's mineral interest both in the United States and in Africa is Victory Minerals. Mr. Gamble attended the University of Colorado and graduated with a Bachelor of Science degree in Accounting and Finance in 1970.

ROBERT A. HILDEBRAND, P.Eng. - Director

Robert A. Hildebrand has been a director of the Company since September 2001. He has been Vice-President, Secretary-Treasurer and a director of Pinnacle Resources Inc. since inception.

Since 1991, Mr. Hildebrand has been Vice President of Environmental Assurance Corporation, a company offering financial solutions to owners of contaminated real estate. Mr. Hildebrand served as the President and a director of Resource Finance Group, Ltd., a public Colorado corporation engaged in the business of acquiring revenue interest in producing mines in selected developing countries in exchange for mining and processing equipment and training provided by Resource Finance Group, Ltd., from August 1991 until that company merged, in April 1993, with Onyx Systems, Ltd. In November 1996 Mr. Hildebrand served as a consultant to Mr. Glen Gamble and Victory Minerals S.A. (Pty) Ltd. to assist Plateau Resources (Pty) Ltd. and Vanmag Exploration (Pty) Ltd. He has accepted a directorship with Zebediela Platinum (Pty) Ltd., another South African mineral exploration corporation. Mr. Hildebrand received his Geological Engineering Degree from the Colorado School of Mines in 1954. He has been a registered Colorado Professional Engineer since 1958.

DAVID S. JENNINGS, PhD

Dr. Jennings is a mineral deposits geologist holding a B.Sc. (Hons.) degree in geology from Lehigh University and a PhD degree in geology from McMaster University. He has 29 years of major and junior company experience focusing on major project acquisitions, evaluations and explorations discovery. Dr. Jennings is employed by and a director of Hunter Dickinson Inc., a company providing management and administrative services to publicly traded companies focusing on major project acquisitions, evaluations and explorations discovery. He is a member of management of several exploration companies.

B. Compensation

During the Company's financial year ended October 31, 2002, the aggregate cash compensation paid or payable by the Company to its directors and senior officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $616,172. The direct remuneration paid or payable to the Company's directors and senior officers by subsidiaries of the Company whose financial statements are not consolidated with those of the Company was $nil.

The aggregate cash compensation paid by the Company for its most recently completed financial year to the Named Executive Officers (Mr. Thiessen, President and Chief Executive Officer, Mr. Mason, Chief Financial Officer and Corporate Secretary, Mr. Cousens, and Mr. Copeland), or companies controlled by them, was $553,334. The Company's Named Executive Officers do not serve the Company on a full time basis given that the nature of the Company's resource property exploration and development business is such that most of its requirements for management services are satisfied by the Company engaging third-party mineral exploration and development contractors.

The compensation for the Named Executive Officers for the Company's three most recently completed financial years is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen President, Chief Executive Officer and Director	2002 2001 2000	62,663 18,432 20,472	120,000 Nil Nil	Nil Nil Nil	250,000(1) 170,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Chief Financial Officer, Secretary and Director	2002 2001 2000	43,768 18,432 20,472	60,000 Nil Nil	Nil Nil Nil	250,000(1) 170,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Scott D. Cousens Director	2002 2001 2000	43,768 18,432 20,472	60,000 Nil Nil	Nil Nil Nil	250,000(1) 170,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David J. Copeland(2) Director	2002 2001 2000	103,175 53,703 50,962	60,000 Nil Nil	Nil Nil Nil	250,000(1) 170,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) These options were granted on July 31, 2002 at an exercise price of $0.84 per share and expire on October 29, 2004.
(2) Certain of these payments were made to private companies controlled directly or indirectly by Mr. Copeland.

On September 28, 2000, Robert A. Dickinson retired as President and CEO of Anooraq Resources Corporation, and was elected Co-Chairman. Ronald W. Thiessen was appointed President and CEO on September 28, 2000.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

Executive Officers were granted 100,000 share options at $0.60 per share and expiring Oct 30, 2003, during the financial year ended October 31, 2001. The Named Executive Officers exercised 70,000 options at $0.52 per share during the financial year ended October 31, 2001. The value of the unexercised in-the-money options was $10,220 at February 28, 2002 and $88,600 at March 1, 2003.

Securities Held By Insiders

As at March 1, 2003 the directors and officers of Anooraq and their affiliate held as a group, directly and indirectly, owned or controlled an aggregate of 4,138,613 common shares (12.8%) and hold options and warrants to acquire an additional 4,030,000 common shares. To the knowledge of the directors and officers of Anooraq, as at such date, there were no persons exclusive of directors and officers holding more than 10% of the issued common shares.

C. Board Practices

All directors were re-elected at the April 23, 2002 annual general meeting and have a term of office expiring at the next annual general meeting of Anooraq to be held on April 23, 2003. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no arrangements under which directors were compensated by Anooraq and its subsidiaries during the financial year ended October 31, 2002 for their services in their capacity as directors and consultants except as herein disclosed. For the year ended October 31, 2002, Anooraq compensated its directors directly and indirectly for services by paying them an aggregate of $454,997, excluding the amount paid to Mr. David Copeland's private companies, CEC Engineering Ltd and Geologie Baie James Ltee. Anooraq paid $161,175 to the private engineering company owned by David J. Copeland for engineering and geological services provided during the year.

On July 31, 2002, an aggregate of 1,850,000 (250,000 to each of seven directors and 50,000 to each of two directors) incentive options to purchase shares were granted to the directors at an exercise price of $0.84 per share. The options expire on October 29, 2004. The shares traded at a high of $0.92 per share and a low of $0.76 per share during the 30 day period preceding the date of grant of the options. The options were issued pursuant to the Company's Share Option Plan. The Share Option Plan was approved by disinterested shareholders at the Company's annual general meeting held on April 23, 2002.

On December 11, 2002, subsequent to the fiscal year end, an aggregate of 672,000 (96,000 to each of seven directors) incentive options to purchase shares were granted to the directors at an exercise price of $0.48 per share. The options expire on December 20, 2004. The shares traded at a high of $0.56 per share and a low of $0.43 per share during the 30 day period preceding the date of grant of the options. The options were issued pursuant to the Company's Share Option Plan.

Ronald W. Thiessen, David J. Copeland and Scott D. Cousens are members of the Company's audit committee. The audit committee is elected annually by the directors of Anooraq at the first meeting of the board held after Anooraq's annual general meeting. Its primary function is to review the financial statements of the company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. The Company has no remuneration committee.

D. Employees

At March 1, 2003, Anooraq had no employees, and contracted staff on an as-need basis. Anooraq's functions are primarily administered through Hunter Dickinson Inc. (see Item 7).

E. Share Ownership

As at March 1, 2003, an aggregate of 4,542,000 Shares have been reserved for issuance pursuant to the following employee, director, executive officer and service provider stock options:

(a)    Incentive Options

Optionholder Status	Number of Shares	Exercise Price	Date of Grant	Expiry Date
Directors and Officers of the	700,000	$0.60	October 10, 2001	October 10, 2003
Registrant and its Subsidiaries	1,850,000	$0.84	July 31, 2002	October 29, 2004
	672,000	$0.48	December 11, 2002	December 20, 2004
	3,222,000

Employees and Consultants	25,000	$0.66	March 9, 2001	March 10, 2003
	11,000	$0.62	June 11, 2001	June 11, 2003
	75,000	$0.54	September 11, 2001	September 11, 2003
	436,000	$0.60	October 10, 2001	October 30, 2003
	25,000	$0.60	November 20, 2001	October 30, 2003
	100,000	$0.60	February 5, 2002	November 21, 2003
	464,000	$0.84	July 31, 2002	October 29, 2004
	184,000	$0.48	December 11, 2002	December 20, 2004
	1,320,000

In fiscal 2002, 21,500 options were exercised with proceeds of $11,450 at an average price of $0.53 per share.

(b) Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to Anooraq to act in the best interests of Anooraq, Anooraq has adopted a Share Incentive Plan (the "Plan"). The Plan was originally approved by shareholders at Anooraq's annual general meeting held on April 21, 1998, and a resolution increasing the number of shares available for issuance under the Plan was approved by shareholders on April 23, 2002 (the "2002 Plan"). Under the 2002 Plan, a total of 5,475,000 shares of Anooraq were reserved for share incentive options to be granted at the discretion of Anooraq's board of directors to eligible optionees (the "Optionees"). As of March 1, 2003, a total of 4,542,000 share incentive options are outstanding under the Plan of which 3,222,000 options have been granted to insiders, and 907,500 shares remain available for issuance to future Optionees.

Material Terms of the 2002 Plan

Eligible Optionees

Under TSX Venture policy, to be eligible for the issuance of a stock option under the 2002 Plan an Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to Anooraq or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide TSX Venture with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX Venture.

Material Terms of the Plan

The following is a summary of the material terms of the 2002 Plan

(a)     all options granted under the 2002 Plan are non-assignable and non-transferable and are up to a period of 10 years;

(b)     for stock options granted to employees or service providers (inclusive of management company employees), Anooraq is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Anooraq or of any of its subsidiaries;

(c)     The Company has a share purchase option approval plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and non-employees. The exercise price of each option can be set equal to or greater than the closing price of the common shares on the TSX Venture on the day prior to the date of the grant of the option less the applicable discount according to TSX Venture policy. An option has a maximum term of ten years and terminates 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management's discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is done at the discretion of the Board at the time the options are granted; and

(d)     the minimum exercise price of an option granted under the 2002 Plan must not be less than the closing price for Anooraq's common shares as traded on the TSX Venture on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX Venture of up to 25% (depending on the price at the time of grant).

Anooraq has obtained "disinterested" shareholders' approval and therefore under TSX Venture policy:

xx the number of options granted to Insiders of Anooraq may exceed 10% of Anooraq's outstanding listed shares;

xx the aggregate number of options granted to Insiders of Anooraq within a one year period may exceed 10% of Anooraq's outstanding listed shares; and

xx the number of options granted to any one Insider and such Insider's associates within a one year period may exceed 5% of Anooraq's outstanding listed shares,

but always subject to the aggregate limit of 5,475,000 shares.

Disinterested Shareholder Approval ("DSA")

"Disinterested shareholder approval" means the approval by a majority of the votes cast by all shareholders of Anooraq at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of Anooraq (generally officers and directors) to whom the DSA Options have been granted under the 2002 Plan and Associates of those Insiders.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Anooraq's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Anooraq does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Anooraq is not directly or indirectly owned or controlled by a corporation or foreign government. As of March 1, 2003, Anooraq had authorized 100,000,000 common shares without par value of which 32,277,463 were issued and outstanding.

As of March 1, 2003, the only registered holder of 5% or more of the common shares of Anooraq were brokerage clearing houses.

As of March 1, 2003, directors and officers of Anooraq as a group (9 persons) owned or controlled an aggregate of 4,138,613 shares (12.8%) of Anooraq, or 8,168,613 shares (17.8%) on a fully diluted basis.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Anooraq's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Anooraq's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899‑6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of March 1, 2003, there were 84 registered shareholders of record holding a total of 32,277,463 common shares of the Registrant. To the best of the Registrant's knowledge there were 46 registered shareholders of record with registered addresses in Canada, 28 shareholders of record with registered addresses in the United States and 10 shareholders of record with registered addresses in other countries holding approximately 24,819,701 (77%), 7,100,452 (22%) and 357,720 (1%) of the outstanding common shares, respectively. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B. Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Anooraq or its predecessors during the year ended October 31, 2002 except as follows:

(a) Hunter Dickinson Inc. ("HDI"), is one of the largest independent mining exploration groups in North America and as of March 1, 2003, employs or retains on a substantially full-time basis, fifteen geoscientists (of which five are professional geologists/PGeo, and three are geological engineers/PEng and two are PhD's), four licensed professional mining, mechanical or civil engineers (PEng), seven accountants (including four CA's, one CGA, and one CMA) and fifteen administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec, and Yukon) and internationally in Brazil, Chile, the United States, Mexico and South Africa. HDI allocates the cost of staff input into projects such as the Platreef Project based on the time records of the personnel involved. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company's management to be competitive with arm's-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI's services are being retained by such participating company. However a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days' notice. HDI is managed by the directors of the Registrant, who are generally the controlling directors of the other corporate participants in the arrangements with of HDI.

(b) Geological Management and Administration Services Agreement dated for reference the 31st day of December, 1996 pursuant to which HDI provides geological, corporate development management and administrative services to, and incurs third-party costs on behalf of, the Registrant on a full cost recovery basis believed by the Registrant's management to be at a cost that is competitive with arm's length suppliers. During the fiscal year ended October 31, 2002 the Registrant paid $1,143,295 to HDI for services pursuant to this Agreement.

(c) Hunter Dickinson Group Inc. ("HDGI"), a private company owned by family trusts of certain insiders, loaned $150,000 to Pinnacle in order to provide corporate working capital at the time the Plateau Acquisition was being negotiated. Pursuant to an agreement dated August 28, 2001, Pinnacle repaid the $150,000 to HDGI by transferring to HDGI 500,000 common shares of Anooraq valued at US$0.299 per share and 4.5 million Anooraq share purchase warrants valued at US$0.001 each received by Pinnacle under the Plateau Acquisition. The 7.5 million shares of Anooraq were acquired in connection with the sale of the Plateau shares to Anooraq under the Plateau Acquisition, and the 4.5 million warrants were acquired in consideration of the cancellation by Pinnacle of the January 18, 2000 loan facility agreement entered into by Anooraq under the original terms of the Platreef Property acquisition. The warrants are exercisable at $0.70 per Anooraq common share until August 28, 2003. In February 2002, the 4.5 million warrants acquired by HDGI from Pinnacle were transferred to family member of certain directors of Anooraq (except for 757,000 warrants which were transferred to third parties). Messrs. Gamble and Hildebrand were not directors at the time Anooraq concluded its arrangements with Pinnacle in August 2001.

No director or officer of the Registrant has been indebted to the Registrant at any time during the last three fiscal years.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See "Item 17 Financial Statements".

Legal Proceedings

Anooraq is not involved in any litigation or legal proceedings and to Anooraq's knowledge, no material legal proceedings involving Anooraq or its subsidiaries are to be initiated against Anooraq.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Anooraq are being retained for exploration of its Projects.

B. Significant Changes

There have been no significant changes to the business of Anooraq since October 31, 2002.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

Trading Markets

	TSX Venture: ARQ - trading in Canadian dollars		OTCBB: ARQRF - trading in United States dollars
	High	Low	High	Low
	($)	($)	($)	($)
Annual
2002	1.01	0.41	1.01	0.28
2001	0.82	0.44	0.525	0.32
2000	2.10	0.42
1999	1.10	0.35
1998	1.05	0.28
1997	3.55	0.53

By Quarter

Calendar 2000
First Quarter	2.10	0.96
Second Quarter	1.41	0.58
Third Quarter	0.78	0.53
Fourth Quarter	0.73	0.42

Calendar 2001
First Quarter	0.802	0.50
Second Quarter	0.76	0.49
Third Quarter	0.80	0.50	0.52	0.35
Fourth Quarter	0.72	0.44	0.50	0.32

Calendar 2002
First Quarter	0.65	0.41	0.41	0.35
Second Quarter	0.94	0.55	0.65	0.37
Third Quarter	1.01	0.53	1.01	0.33
Fourth Quarter	0.60	0.41	0.38	0.25

Calendar 2003
First Quarter (to Feb 28, 2003)	0.75	0.54	0.50	0.1725

Monthly
February 2003	0.75	0.54	0.50	0.36
January 2003	0.66	0.54	0.43	0.1725
December 2002	0.59	0.44	0.38	0.295
November 2002	0.56	0.43	0.36	0.28
October 2002	0.60	0.41	0.38	0.25
September 2002	0.89	0.53	0.59	0.33
August 2002	1.01	0.80	1.01	0.50
July 2002	0.95	0.75	0.63	0.47

B. Plan of Distribution

Not applicable.

C. Markets

The shares of Anooraq have traded in Canada on the TSX Venture Exchange (successor Exchange to the Canadian Venture and Vancouver Stock Exchanges) since September 24, 1987 (symbol-ARQ), and in the USA on the OTCBB (symbol ARQRF).

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

Anooraq's share capital consists of one class only, namely common shares without par value, of which 100,000,000 shares are authorized and 32,277,463 common shares without par value are issued and outstanding as of March 1, 2003. Note 6 of the accompanying audited financial statements provides details of all share issuances effected by Anooraq in the issue price per share for the four previous fiscal years. There are no shares of Anooraq that are held by or on behalf of Anooraq. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Anooraq rank pari passu for the payment of any dividends and distributions in the event of a windup. A summary of Anooraq's dilutive securities (convertible or exercisable into common shares) is as follows:

(a) Warrants

The following share purchase warrants are outstanding as of the date hereof. All warrants were issued as part of unit private placements comprising a share and a warrant. All warrants are non-transferable.

No. of Warrants(1)	Exercise Price	Expiry Date
3,692,718 (investors) 4,500,000 (investors) 259,283 (investors)	$0.85 $0.70 $0.88	December 21, 2003(2) August 28, 2003 December 27, 2003(3)

Notes:

(1) Each warrant is exercisable into one common share of Anooraq.

(2) The expiry date of these warrants was extended from December 21, 2002 to December 21, 2003.

(3) Subject to accelerated expiry.

Other Potential Share Issuances

A summary of Anooraq's diluted share capital is as follows:

(a)	issued as of March 1, 2003	32,277,463
(b)	options outstanding	4,542,000
(c)	warrants outstanding	8,452,001
(d)	Shares potentially issuable to Gladiator(1)	496,500
(e)	Shares potentially issuable to MSA (2)	233,333
	Total	46,001,297

Notes:

(1) Based on the amount of the loan as at the date of this Annual Report, under the Loan Facility, 496,500 common shares are due to be issued and already deducted from this amount. See Item 2 "Business and Properties of the Registrant (Equity Acquisition Rights under Loan Facility)".

(2) Potentially issuable under a Heads of Agreement between MSA Projects (Pty) Limited and Plateau Resources (Pty) Limited.

See Item 6E for information regarding Anooraq's Share Incentive Plan.

B. Memorandum and Articles of Association

Anooraq's Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 262963. A copy of the Articles of Association was filed with Anooraq's initial registration on Form 20F filed in March 2000.

Objects and Purposes

Anooraq's Articles of Incorporation do not specify objects or purposes. Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities (for example, operating as a trust company or railroad) without alterations to its form of articles and specific government consent.

Directors - Powers and Limitations

Anooraq's articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is determined annually by shareholders at the annual Shareholders meeting and all directors are elected at that time, there are no staggered directorships. Under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors' compensation is not a matter on which they must abstain. Under the articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual general meeting. Directors automatically retire at the commencement of each annual meeting subject to being re-elected.

Under the articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Anooraq or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain in such circumstances both under the articles and under the BCCA.

Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Anooraq's articles or under the BCCA.

Directors' borrowing powers are not restricted but the directors may not authorize Anooraq to provide financial assistance where Anooraq is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Anooraq in order to qualify as directors.

Changes to Rights of Common Shareholders

Changes to the articles and memorandum of Anooraq require a "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some corporate changes including amalgamation with another company, sale of substantially all of Anooraq's assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Anooraq elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a prominent notice of the dissent right. Dissent provisions governed by the BCCA and not by the articles of the Company.

Shareholders Meetings

Shareholders meetings are only peripherally governed by the articles of the Company with most shareholder protections contained in the Securities Act (British Columbia) and the BCCA. The articles provide that Anooraq will hold an annual general meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day period from initial public notice that Anooraq makes a thorough advanced search of intermediary and brokerage registered shareholdings to ascertain location of beneficial shareholders so that materials can be sent, the form and content of information circulars and proxies and like matters typically governed by such securities legislation. This legislation specifies the disclosure requirements for various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters. Anooraq must hold an annual shareholders meeting within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at that meeting.

Redemption

Anooraq has no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights applicable to Anooraq which provide a right to any person to participate in offerings of Anooraq's securities

Liquidation

All common shares of Anooraq participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Anooraq's Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls".)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Anooraq is, or would thereby become, insolvent.

Voting Rights

Each Anooraq share is entitled to one vote on matters to which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes and other matters requiring shareholder approval.

Change in Control

Anooraq has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Anooraq does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

Share Ownership Reporting

The articles of Anooraq do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Anooraq's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Anooraq but the British Columbia Securities Act requires disclosure of trading by insiders including holders of 10% of voting shares within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

C. Material Contracts

Anooraq's material contracts are:

(a) Amended Share Incentive Plan dated for reference April 22, 1999 (filed with Form 20F on March 13, 2000);

(b) Sale and Assignment Agreement dated for reference the 18th day of October, 1999 related to the Platreef Project (see Items 1 and 2) (filed with Form 20F on March 13, 2000);

(c) Geological Management and Administration Services Agreement dated for reference December 31, 1996 (filed with Form 20F on March 13, 2000).

D. Exchange Controls

Anooraq is a corporation registered in Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Anooraq on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Anooraq does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Anooraq's relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Anooraq was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Anooraq. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Anooraq was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds Cdn$192 million. A non-Canadian would acquire control of Anooraq for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one‑third or more of the Common Shares would be presumed to be an acquisition of control of Anooraq unless it could be established that, on the acquisition, Anooraq was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Anooraq will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)     an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)     an acquisition of control of Anooraq in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)     an acquisition of control of Anooraq by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Anooraq, through the ownership of the Common Shares, remained unchanged.

E. Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management's understanding, summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Anooraq, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Anooraq will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Anooraq's voting shares). Anooraq will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Anooraq's issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. Management of Anooraq believes that the value of Anooraq's Common Shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

Based on management's discussions with its professional advisors, it believes the following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Anooraq. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Anooraq should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Anooraq, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Anooraq who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Anooraq. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Anooraq

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Anooraq are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Anooraq has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Anooraq, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Anooraq generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Anooraq may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Anooraq) deduction of the United States source portion of dividends received from Anooraq (unless Anooraq qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Anooraq does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Anooraq's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Anooraq's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Anooraq may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Anooraq will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Anooraq should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Anooraq

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Anooraq equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Anooraq. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Anooraq will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Anooraq's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Anooraq's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Anooraq may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Anooraq does not actually distribute such income. Anooraq does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Anooraq will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Anooraq's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Anooraq is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Anooraq may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Anooraq does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Anooraq will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Anooraq appears to have been a PFIC for the fiscal year ended October 31, 1999, and at least certain prior fiscal years. In addition, Anooraq expects to qualify as a PFIC for the fiscal year ending October 31, 2000 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Anooraq is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Anooraq. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Anooraq as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Anooraq qualifies as a PFIC on his pro rata share of Anooraq's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Anooraq's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Anooraq is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Anooraq qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Anooraq is a controlled foreign corporation, the U.S. Holder's pro rata share of Anooraq's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Anooraq's first tax year in which Anooraq qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Anooraq in which Anooraq is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Anooraq's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Anooraq must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Anooraq intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Anooraq. Anooraq urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Anooraq, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Anooraq ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Anooraq does not qualify as a PFIC. Therefore, if Anooraq again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Anooraq qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Anooraq. Therefore, if such U.S. Holder reacquires an interest in Anooraq, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Anooraq qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Anooraq.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Anooraq (i) which began after December 31, 1986, and (ii) for which Anooraq was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Anooraq is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then Anooraq will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Anooraq common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Anooraq as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Anooraq included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Anooraq will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Anooraq common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Anooraq are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Anooraq common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Anooraq is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Anooraq, certain adverse rules may apply in the event that both Anooraq and any foreign corporation in which Anooraq directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Anooraq intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Anooraq that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Anooraq (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Anooraq (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Anooraq and does not dispose of its common shares. Anooraq strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while Anooraq is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Anooraq is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Anooraq ("United States Shareholder"), Anooraq could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Anooraq which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Anooraq attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Anooraq does not believe that it currently qualifies as a CFC. However, there can be no assurance that Anooraq will not be considered a CFC for the current or any future taxable year.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Anooraq, Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Anooraq at 604‑684‑6365, attention Shirley Main. Copies of Anooraq's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

I. Subsidiary Information

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Transaction Risk and Currency Risk Management

Anooraq's operations do not employ financial instruments or derivatives which are market sensitive and Anooraq does not have financial market risks.

(b) Exchange Rate Sensitivity

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

(c) Exchange Controls

The Company operates in the Republic of South Africa, and like other foreign entities operating there, is subject to currency Exchange Controls administered by the South African Reserve Bank, the country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop.

(d) Interest Rate Risk and Equity Price Risk

Anooraq is equity financed and does not have any debt which is subject to interest rate change risks.

(e) Commodity Price Risk

While the value of Anooraq's resource properties can always be said to relate to the price of platinum group metals and the outlook for same, Anooraq does not have any operating mines and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable. (Anooraq's warrants are non-transferable and no market exists for them. Anooraq has issued no rights.)

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 [reserved]

ITEM 16 [reserved]

PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1) Auditors' Reports on the consolidated balance sheets as at October 31, 2002, and 2001, and the consolidated statements of operations and deficit, and cash flows for each of the three years ended October 31, 2002, 2001, and 2000;

(2) Consolidated balance sheets as at October 31, 2002, and 2001;

(3) Consolidated statements of operations and deficit for each of the three years ended October 31, 2002, 2001 and 2000;

(4) Consolidated statements of cash flows for the periods referred to in (3) above;

(5) Notes to the consolidated financial statements;

ITEM 18 FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19 EXHIBITS

Key to the following document types:

1. Articles of Incorporation and Registered Incorporation Memorandum of Anooraq.

2. Other Instruments defining the rights of the holders of equity or debt securities.

3. A. Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price.

B. Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

Exhibits attached as an Appendix to the initial Form 20-F filed in March 2000 are as follows:

Type of Document	Description
1	Certificate of Incorporation, Memorandum and Articles of the Registrant
3A	Amended Share Incentive Plan dated for reference April 22, 1999
3B	Loan Facility Agreement with Option to Purchase Shares dated as of January 21, 2000 and related Shareholders Agreement
3B	Sale and Assignment Agreement dated for reference the 18th day of October 1999 (See Item 2 "Description of Properties")
3B	Agency Agreement dated December 21, 1999. (See Item 2 "Description of Properties - 1999 Financing")
3A

Geological Management and Administration Services Agreement dated for reference December 31, 1996 (See Item 13 "Interest of Management in Certain Transactions" (Filed with Annual Report on Form 20F dated April 30, 2001)

3B	Letter Agreement dated May 29, 2001 between the Registrant and Pinnacle Resources Inc. to supersede the Loan Facility Agreement of January 21, 2000 (see Item 4)

The following exhibits were filed with Form 20FA dated August 23, 2001:

3B	Letter Agreement dated May 29, 2001 between the Registrant and Pinnacle Resources Inc. to supersede the Loan Facility Agreement of January 21, 2000 (see Item 4)

The following exhibits were filed with Form 20FA dated August 23, 2002:

3B	Letter Agreement dated August 28, 2001 between the Registrant and Pinnacle Resources Inc. respecting the Platreef Property to supersede the May 29, 2001 letter agreement.

SIGNATURES

Anooraq certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANOORAQ RESOURCES CORPORATION

Per:

/s/ Jeffrey R. Mason

JEFFREY R. MASON
Director, Chief Financial Officer, and Secretary

DATED: March 19, 2003

CERTIFICATIONS

I, Ronald W. Thiessen, certify that:

1. I have reviewed this annual report on Form 20-F of Anooraq Resources Corporation (also herein "the Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)     evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

(a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

(b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	March 19, 2003	/s/ Ronald W. Thiessen
Ronald W. Thiessen, Chief Executive Officer

CERTIFICATIONS

I, Jeffrey R. Mason, certify that:

1. I have reviewed this annual report on Form 20-F of Anooraq Resources Corporation (also herein "the Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)     evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

(a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

(b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	March 19, 2003	/s/ Jeffrey R. Mason
Jeffrey R. Mason, Chief Financial Officer