Form 20-F
period 2003-10-31
ANOORAQ RESOURCES CORP
filed 2004-04-30
CIK 1028277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2003 (with other information to March 31, 2004 except where noted)

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

CIK Number 1028277
Commission file number 0-30622

ANOORAQ RESOURCES CORPORATION
(Exact name of Registrant specified in its charter)

ANOORAQ RESOURCES CORPORATION
(Translation of Registrant’s name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
 Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of Anooraq's only class of capital stock as on October 31st, 2003.
40,164,172 Common Shares Without Par Value and the number as of outstanding shares as of March 31, 2004 is 54,108,607

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17  ☒      Item 18    ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

CURRENCY AND EXCHANGE RATES

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian Dollars. On March 31, 2004, the Federal Reserve noon rate for Canadian Dollars was US$1.00:
Cdn$1.311 (see Item 2A for further historical Exchange Rate Information).

T A B L E   O F   C O N T E N T S

PART 1

GLOSSARY OF TERMS

In this Annual Report on Form 20-F, all references to the "Company" or to "Anooraq" refer to Anooraq Resources Corporation and its subsidiaries, as the context requires.

Anooraq uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 - "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of March 31, 2004 and all information included in this document should only be considered correct as of such date.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements include statements containing the words "believes," "anticipates," "intends," "expects", "estimates", "projects" and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Anooraq to be materially different from any future results, performance or achievements of Anooraq expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D "Risk Factors." The statements contained in Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Anooraq expressly disclaims any obligation or undertaking to provide an update or revision to any forward looking statement contained herein to reflect any change in Anooraq’s expectations or any change in events, conditions or circumstances on any which any statement is based. You should carefully review the cautionary statements and risk factors contained in this and other documents that Anooraq files from time to time with the Securities and Exchange Commission.

GLOSSARY OF TERMS USED IN THIS ANNUAL REPORT ON FORM 20-F

Certain terms used herein are defined as follows:

Anglo Platinum	Anglo American Platinum Corporation Limited, a public company incorporated under the laws of South Africa;

AMEX	the American Stock Exchange;

BCCA	the Company Act (British Columbia), as amended;

BEE
Black Economic Empowerment, a strategy aimed at substantially increasing participation by HDPs at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the Apartheid system in South Africa by seeking to substantially and equitably increase the ownership and management of South Africa's resources by the majority of its citizens and so ensure broader and more meaningful participation in the economy by HDPs;

CDN GAAP	Canadian generally accepted accounting principles;

CDS	The Canadian Depository for Securities Limited; a securities clearing organization;

Charter	the Broad Based Socio-Economic Empowerment Charter for the South African mining industry, published in October 2002;

DME	the Government of South Africa acting through its Department of Minerals and Energy and its successors;

GAAP	generally accepted accounting principles;

Ga-Phasha Project	the Ga-Phasha Platinum Group Metals Project, a BEE joint venture located on the Eastern Limb of the Bushveld Complex in South Africa;

HDI	Hunter Dickinson Inc., a corporation incorporated under the laws of Canada which is a related party to Anooraq;

HDI Management Services Contract	the geological, management and administration services agreement dated December 31, 1996 between HDI and Anooraq;

HDP	Historically Disadvantaged Persons, being South Africans (and entities controlled by them) who suffered under the discriminatory practices of the system of Apartheid;

Micawber	Micawber 277 (Proprietary) Limited, a private company incorporated under the laws of South Africa;

Mineral Development Act	the Mineral and Petroleum Resources Development Act, 2002 (South Africa);

Pelawan	Pelawan Investments (Proprietary) Limited, a corporation incorporated under the laws of South Africa;

Person	includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

PGM	platinum group metals;

Plateau	Plateau Resources (Proprietary) Limited, a corporation incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Anooraq;

PPL	Potgietersrust Platinums Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum;

Royalty Bill

the Mineral and Petroleum Royalty Bill, placed before the parliament of South Africa as a money bill by the South African Minister of Finance on March 10, 2003 in relation to proposed royalties to be levied by the state in respect of mining rights;

RPM or Rustenburg	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum;

SARB	the Exchange Control Department of the South African Reserve Bank;

Share Exchange Agreement	the Share Exchange Agreement between Pelawan and Anooraq made as of January 21, 2004;

South Africa	the Republic of South Africa;

Tax Act	the Income Tax Act (Canada), as amended;

TSXV	TSX Venture Exchange Inc.;

US GAAP	United States generally accepted accounting principles;

ZAR	South African rand, the currency of the Republic of South Africa.

Words importing the singular number, where the context requires, include the plural and vice versa and words importing any gender include all genders.

Geological/Exploration Terms

Farm	A term commonly used in South Africa to describe the area of a mineral interest.

Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth’s crust.

Feldspathic	Containing feldspar as a principal ingredient.

Gabbro	Course grained mafic igneous rock.

Mafic	Composed of dark ferromagnesian minerals.

Melanorites	Norite with a higher than normal mafic (pyroxene) component.

Mineral Deposit	A deposit of mineralization, which may or may not be ore, a determination of which requires a full feasibility study .

Mineral Symbols	Pt – Platinum; Pd – Palladium; Au – Gold; Ag – Silver; Cu – Copper; Cr – Chromium; Ni – Nickel; Pb – Lead; Rh – Rhodium; Ru – Ruthenium.

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

Norite	A coarse-grained plutonic rock in which the chief constituent is basic plagioclase feldspar (labradorite) and the dominant mafic mineral is orthopyroxene (hypersthene).

Pyroxenite	A medium or coarse-grained rock consisting essentially of pyroxene, a common rock-forming mineral.

Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated.

                Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units

hectares	2.471	= acres

meters	3.281	= feet

kilometers	0.621	= miles (5,280 feet)

grams	0.032	= ounces (troy)

tonnes	1.102	= tons (short) (2,000 lbs)

grams/tonne	0.029	= ounces (troy)/ton

ITEM 1                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3                 KEY INFORMATION

A.              Selected Financial Data

The following table presents selected financial data for the Company for each of the last five fiscal years ended December 31, 2003. This information should be read in conjunction with the financial statements included elsewhere in this document.

The Company’s annual financial statements have been audited by its current independent auditors, De Visser Gray, Chartered Accountants. The financial statements have been prepared in accordance with Canadian GAAP. Note 11 to the annual financial statements provides descriptions of the principal differences between Canadian GAAP and United States GAAP as they relate to the Company and a reconciliation to US GAAP of the Company’s financial statements.

The selected financial data is presented in Canadian dollars and in accordance with Canadian GAAP and United States GAAP.

(Thousands of Canadian dollars,
except per share amounts)	As at October 31
Balance Sheet Data	2003	2002	2001	2000	1999

Total assets (CDN GAAP)(1)	$9,857	$7,726	$6,888	$887	$968

Total assets (US GAAP)(2)	9,857	7,726	6,888	887	968

Total liabilities	528	92	230	202	67

Share capital	25,087	20,048	16,709	8,898	5,285

Deficit (CDN GAAP)	(16,244)	(12,415)	(10,051)	(8,213)	(4,385)

Deficit (US GAAP)	(16,244)	(12,415)	(10,051)	(8,213)	(4,385)

(Thousands of Canadian dollars,
except per share amounts)	As at October 31

Period End Balances	2003	2002	2001	2000	1999

Working capital	$5,111	$3,277	$2,402	$682	$675

Equipment, net	17	38	56	3	45

Mineral property interests	4,200	4,200	4,200	–	–

Shareholders’ equity	9,328	7,633	6,658	8,685	900

Number of outstanding shares	40,164,172	32,148,463	27,384,880	14,182,413	9,752,195

No cash or other dividends have been declared.

(Thousands of Canadian dollars,
except per share amounts)	As at October 31
Statement of Operations Data	2003	2002	2001	2000	1999

Investment and Other Income	$46	$38	$41	$49	$32

General and administrative
expenses	1,903	1,426	316	365	661

Write down of mineral property
interests and investments	–	–	–	–	540

Exploration Expenditures	1,973	976	1,445	3,512	228

Loss according to financial
statements (CDN GAAP)	(3,829)	(2,364)	(1,838)	(3,828)	(967)

Loss according to financial
statements (US GAAP)	(3,829)	(2,364)	(1,838)	(3,828)	(967)

Loss from continuing operations
per common Share	(0.11)	(0.08)	(0.11)	(0.29)	(0.10)

Loss per common share (US
GAAP)(2)	(0.11)	(0.08)	(0.11)	(0.29)	(0.10)

Notes:

See Item 17 for accompanying consolidated financial statements reconciled to United States generally accepted accounting principles for further details.

The following table sets out the exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of United States Dollars (USD) into Canadian Dollars (CAD) in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates for such periods.

USD/CAD	Year ended October 31
	2003	2002	2001	2000	1999

End of Period	1.32	1.56	1.59	1.52	1.47
Average for Period	1.44	1.57	1.54	1.49	1.49
High Period	1.54	1.62	1.59	1.54	1.53
Low for Period	1.32	1.50	1.49	1.45	1.45

The following table sets out the exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of Canadian Dollars (CAD) into South African Rand (ZAR) in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates for such periods.

CAD/ZAR	Year ended October 31
	2003	2002	2001	2000	1999
End of Period	0.192	0.156	0.168	0.202	0.240
Average for Period	0.181	0.147	0.190	0.221	0.247
High Period	0.202	0.168	0.204	0.242	0.277
Low for Period	0.156	0.117	0.166	0.197	0.234

B.              Capitalization and Indebtedness

Not applicable

C.              Reasons for the Offer and Use of Proceeds

Not applicable

D.              Risk Factors

Investment in developmental stage ventures such as Anooraq is highly speculative and subject to numerous and substantial risks.

The Company faces risks in executing its business plan and achieving revenues. The following risks are material risks that the Company faces. The Company also faces the risks identified elsewhere in this Annual Report on Form 20-F, including those risks identified under Item 4 - Information on the Company and Item 5 - Operating and Financial Review and Prospects, and in other filings that the Company makes with the Securities and Exchange Commission. If any of these risks occur, the Company's business and its operating results and financial condition could be seriously harmed and the Company may not be able to continue business operations as a going concern.

Exploration and Development

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Anooraq and its joint venture partners will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Anooraq not receiving an adequate return on invested capital.

The figures for mineral resources incorporated by reference herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

No Ore

The Platreef Project, which the Company has acquired, and the Ga-Phasha Project which it proposes to acquire, are both in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. Although the Company believes that exploration data available is encouraging in respect of these properties, there can be no assurance that a commercially mineable ore body exists on the Company’s properties. There is no certainty that any expenditure made in the exploration of the Company’s mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company must raise substantial additional funding.

Additional Funding Requirements

The further development and exploration of the various mineral properties in which it holds interests is dependent upon Anooraq’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that Anooraq will be successful in obtaining the required financing.

Mining

Mining operations generally involve a high degree of risk. Anooraq’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams which may result in environmental pollution and consequent liability which will have a material adverse effect on Anooraq’s business and results of operation and financial condition.

Government Regulation

The exploration and mining activities of Anooraq are subject to various South African government and more local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities and mining are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of certain air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although Anooraq’s activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Anooraq’s business, results of operation and financial condition.

In March 2003, the Government of South Africa released the Royalty Bill outlining the state’s policies with regard to the payment of royalties by mining companies. The Royalty Bill proposes that companies producing PGM pay a royalty of 4% from the sales of those metals. The royalty would be payable on gross revenue and will be based on deemed values determined from published tradable figures, rather than actual accruals to the mining company concerned. This may reduce the viability of projects undertaken by the Company. The Royalty Bill is presently under discussion and comment. In his annual budget speech on February 18, 2004, the South African Minister of Finance announced that the implementation of the Royalty Bill, even once finalized, will occur only in 2009.

South African Government Empowerment Initiatives

The mining industry in South Africa, where the Company’s projects are located, is subject to extensive regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the mining industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which makes the outcome of the legislation uncertain and may cause delays in the regulatory process. A number of significant matters have not been finalized, including the Royalty Bill, as well as legislation dealing with beneficiation. Anooraq cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on its business.

In October 2002, the South African Government enacted the Mineral Development Act that deals with the state’s policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is an ambitious statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa’s mineral wealth by the inclusion of Historically Disadvantaged Persons ("HDPs") into the industry. On April 23, 2004 the President of South Africa announced that the Mineral Development Act will come into effect on May 1, 2004.

The Government has stated it will be issuing permits and licenses for prospecting and mining rights to applicants using a ‘‘scorecard’’ approach. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of Anooraq and its operations and financial condition.

Title Matters

While Anooraq has no reason to believe that the existence and extent of any of its properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them. The mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company's mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are held by Anooraq.

Economic Risk

The likelihood of the future profitability of Anooraq’s operations may be significantly affected by changes in the market price of the metals it mines or explores for. The prices of PGM are volatile, and are affected by numerous factors beyond Anooraq’s control. The level of interest rates, the rate of inflation, world supply of PGM and stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The prices of PGM have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and may have a material adverse effect on Anooraq’s business, results of operations and financial condition.

Insurance and Uninsured Risks

Anooraq’s exploration operations are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Anooraq’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Anooraq maintains insurance to protect against certain risks in such amounts as it considers is reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Anooraq may also be unable to maintain insurance to cover these risks at economically feasible premiums.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Anooraq or to other companies in the mining industry on acceptable terms. Anooraq might also become subject to liability for pollution or other hazards which may not be insured against or which Anooraq may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Anooraq to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Political Risk

A substantial portion of the assets of Anooraq is located in a jurisdiction outside of United States. As a result, it may be difficult for investors in United States to enforce judgments obtained against Anooraq in the United The Republic of South Africa has recently undergone major constitutional changes to effect majority rule, and mineral title. Accordingly, all laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Anooraq. Anooraq’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates, and inflation.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect Anooraq’s operations or likelihood of future profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

The political situation in South Africa introduces a certain degree of risk with respect to Anooraq’s activities. The Government of South Africa exercises control over such matters as exploration and mining licensing, permitting, exporting and taxation, which may adversely impact on Anooraq’s ability to carry out exploration, development and mining activities. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

Joint Venture Risks

Anooraq holds the bulk of its assets in the form of participation interests by Plateau in joint ventures. Plateau’s interest in these projects is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Anooraq’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.( See Item 4D for a description of a current dispute with a Joint Venture Partner)

Competition

The mineral exploration and mining business is competitive in all of its phases. Anooraq competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Anooraq, in the search for and the acquisition of attractive mineral properties. Anooraq’s ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Anooraq will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Environmental Risks

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect Anooraq’s operations. Environmental hazards may exist on the properties in which Anooraq holds interests which are unknown to Anooraq at present and which have been caused by previous or existing owners or operators of the properties. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, Anooraq’s operations and exploration activities are subject to South African national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

Dependence on Key Personnel

Anooraq is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on Anooraq. HIV/AIDS is prevalent in Southern Africa. Employees or contractors of the Company may have or could contract this potentially deadly virus. There has been a steady emigration of skilled personnel from Southern Africa in recent years. Generally, the prevalence of HIV/AIDS could cause lost employee man-hours and the emigration of skilled employees could adversely affect Anooraq’s ability to retain its employees.

Exchange Rate Fluctuations

Anooraq conducts operations in currencies other than Canadian dollars. Of particular significance is the fact that Anooraq’s operations in South Africa are almost entirely paid for in South African rand, which has historically devalued against the United States dollar, but which recently has shown unexpected and substantial strength against most major world currencies, including the United States dollar. The strength in the South African rand, if it continues, will negatively impact the potential profitability of Anooraq’s mining operations.

The price of PGM is denominated in United States dollars and, accordingly, Anooraq’s results of operations, if any, will be denominated and paid in United States dollars. In order to earn or maintain property interests, certain of Anooraq’s payments are to be made in the local currency in the jurisdiction where the applicable property is located. As a result, fluctuations in the United States dollar against the Canadian dollar and in each of those currencies against local currencies against the South African rand or other jurisdictions where properties of Anooraq are located, could have a material adverse effect on Anooraq’s financial results which are denominated and reported in Canadian dollars.

Foreign Subsidiaries

Anooraq conducts operations through foreign subsidiaries and joint ventures, and substantially all of its assets are held in such entities. Accordingly any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Anooraq’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Anooraq’s valuation and stock price.

Anooraq Has No History of Earnings and No Foreseeable Earnings

Anooraq has a long history of losses and there can be no assurance that Anooraq will ever be profitable. Anooraq has paid no dividends on its shares since incorporation. Anooraq anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Anooraq does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is at the discretion of Anooraq’s board of directors after taking into account many factors including Anooraq’s operating results, financial conditions and anticipated cash needs.

Going Concern Assumption

Anooraq’s consolidated financial statements have been prepared assuming Anooraq will continue as a going concern; however unless ongoing additional funding is obtained this assumption may have to change and Anooraq’s assets may have to be written-down to asset prices realizable in insolvency or distress circumstances.

Anooraq’s Share Price is Volatile

The market price of a publicly traded stock, especially a resource issuer like Anooraq, is affected by many variables not directly related to the exploration success of Anooraq, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares suggests Anooraq’s shares will continue to be volatile.

Anooraq’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies

All of the directors and officers of Anooraq serve as officers and/or directors of other resource exploration companies and are engaged in, and will continue to be engaged in, the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Anooraq. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to Anooraq and their duties to the other companies on whose boards they serve, the directors and officers of Anooraq expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. The success of Anooraq and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

Likely PFIC Status Has Possible Adverse Tax Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that Anooraq expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Anooraq is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Anooraq. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Anooraq’s net capital gain and ordinary earnings for any year in which Anooraq is a PFIC, whether or not Anooraq distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

Significant Potential Equity Dilution

At March 31, 2004 there were 4,510,000 options and 5,333,334 warrants of Anooraq outstanding, all of which were in-the-money. As a consequence of the passage of time since the date of their original sale and issuance, no options of Anooraq remain subject to any hold period restrictions in Canada or the United States as of March 31, 2004. The 5,333,334 outstanding warrants of Anooraq are subject to hold restrictions until April 24, 2004.

Dilutive securities represent approximately 18% of Anooraq’s issued shares as at March 31, 2004.

ITEM 4                 INFORMATION ON THE COMPANY

SUMMARY

A.              History and Development of the Company

Head Office

Anooraq was incorporated under and continues to subsist under the laws of the Province of British Columbia, Canada. The Company’s business office is located at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 (604) 684-6365. The Company’s registered office is located c/o its British Columbia attorneys at Suite 1500, 1055 West Georgia Street, Vancouver, B.C. V6E 4N7 (604) 689-9111.

Corporation Organization

The legal name of the company which is the subject of this Form 20-F is "Anooraq Resources Corporation" (herein "Anooraq or “the Company”"). Anooraq was incorporated in British Columbia, Canada on April 19, 1983.

From 1996 to mid 1999 the Company’s mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African platinum group metals project, the Platreef Project (see Item 2). The Company has two active Cayman Islands subsidiaries, N1C Resources Inc. ("N1C") and N2C Resources Inc. ("N2C). These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands, BWI, and their use represents a common method for Canadian mining companies to hold foreign resource assets through outside-of-Canada corporations for legitimate Canadian tax planning considerations. The two-subsidiary structure was adopted by the Company with a view to minimizing exposure to potential capital gains taxes if the Company’s South African exploration is successful. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau Resources (Proprietary) Limited (herein "Plateau"), a private South African mining corporation that holds the legal rights to the mineral interests ("farms") comprising the Platreef Project.

The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended October 31, 2003 are as follows:

Amounts Deferred (capitalized)
Year	Platreef Project
2003	-
2002	-
2001	4,200,000
2000	-

B.              Business Overview

1.              Anooraq’s Business Strategy and Principal Activities

Anooraq is in the business of acquiring and exploring prospective mineral properties. During 2003 the Company’s principal focus was exploration of the Platreef Project, a platinum metals group prospect held by a private South African corporation, through Plateau which is now a subsidiary. A reference herein to the "Platreef Project" is intended to refer to the physical property and not the legal structure under which the Company indirectly holds its interest in the Platreef Project.

The Platreef Project is situated on the geological trend known as the "Bushveld Complex" in the Republic of South Africa. The Platreef Project, which the Company is actively exploring, is of interest geologically because it is a layered mafic intrusive complex, a geological setting known to be associated with platinum group metals. No ore is known to exist at the Platreef Project and a great deal of exploration is still required before any economic feasibility can be considered.

Anooraq does not have any operating revenue although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

2.              Mining and Exploration in South Africa Generally

The South African mining sector has undergone a series of significant legislative changes in the past two years. These changes include the introduction of:

  the Mineral Development Act;

  the Charter and the related check-list document released in February 2003 (“the Scorecard”); and

  the Royalty Bill.

In order to understand these legislative changes, the form of “old order” mineral tenure that currently prevails in South Africa and which will be significantly altered and replaced by a “new order” form of mineral tenure by virtue of such changes must first be discussed.

Old Order Mineral Tenure in South Africa

South African mineral tenure is currently governed primarily by the common law and the Minerals Act 1991 (“Minerals Act”). The South African system of mineral rights has developed over many years to its present state under a dual system in which some of the mineral rights are owned by the State, and some by private holders. The State controls the exercise of prospecting and mining rights under the administrative system of prospecting permits and mining authorizations referred to below. Mineral rights are officially registered and are tradeable. They have historically been the subject of considerable financial investment that has resulted in the acquisition and registration of rights by prospectors and miners over relevant areas of interest.

Mineral rights represent a parcel of rights including the rights to prospect and mine (although the exercise of such rights is subject to authorization under the Minerals Act) together with ancillary rights to do what is reasonably necessary in order to effectively carry on prospecting or mining operations. The holder of mineral rights may grant subordinate rights to prospect under a prospecting contract or grant subordinate rights to mine under a mineral lease or may sell or otherwise dispose of the rights. The term “farm” is frequently used to identify the land area to which rights have been granted. The mineral rights owner is ordinarily compensated by the exploiter of the minerals for the depletion of the non-renewable resource through the outright purchase of the mineral rights, or, less commonly, through the payment of royalties.

In South Africa, the mineral right owner is not permitted to prospect or mine for minerals without having obtained a prospecting permit or mining authorization from the State. These licenses are not transferable. They are aimed at controlling prospecting and mining, having regard to considerations of health and safety, environmental rehabilitation and responsible extraction of the ore. Conversely, a prospecting permit or mining authorization cannot be granted unless the applicant is the holder of the relevant mineral right or has acquired the holder’s consent to prospect or mine. Reconnaissance work can and does take place without the necessity to hold a permit, provided the work does not fall within the definition of “prospecting” in the Minerals Act.

New Order Mineral Tenure in South Africa

The Mineral Development Act was assented to on 3 October 2002 and will come into effect on 1 May, 2004. The Mineral Development Act is an ambitious statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa’s mineral wealth by the inclusion of HDPs in the industry.

The Mineral Development Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the nation, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. “Use it or lose it” principles will now apply in respect of mineral rights. Most of the complexity of the new regime lies in the transitional provisions which deal with the conversion of so called “old order” rights to “new order” rights. Private holders of old order mineral rights will have limited exclusive time periods to convert these rights to new order rights once the Mineral Development Act comes into effect. Holders of old-order mining rights in respect of which a mining authorization has been granted under the Minerals Act will have five years to lodge their rights for conversion into new order mineral rights. A period of two years will be allowed for old order mineral rights in respect of which a prospecting permit has been issued under the Minerals Act to be converted to new order prospecting or mining rights. Security of tenure will thereafter be guaranteed for a period of up to 5 years with respect to prospecting rights, and up to 30 years with respect to mining rights, subject to ongoing compliance with the conditions of grant.

In order to be able to convert old order rights to new order rights, the holder:

  must hold the underlying right (to mine or prospect, as the case may be) in terms of the common law or legislation prevailing immediately before the coming into effect of the Mineral Development Act;

  must hold a mining authorisation or prospecting permit, as the case may be, issued in terms of the Minerals Act;

  must be actively conducting mining or prospecting operations, as the case may be, on the relevant property on the date that the Mineral Development Act comes into effect (that is, the right must not be an “unused old order right”);

  must lodge its old order right for conversion at the relevant office of the Department of Minerals and Energy (“the DME”);

  for mining rights, is required (under Schedule II, item 7, of the Mineral Development Act) to “give effect to” the BEE and socio-economic objectives set out in Sections 2(d) and (f) of the Mineral Development Act (“the Objectives”); and

  for mining rights, must submit a prescribed social and labour plan.

A person converting an existing mining right has to commit to giving effect to the Objectives. In general, these Objectives are embodied in the Charter and are discussed below. No undertaking to promote the Objectives is required under the Mineral Development Act for the conversion of existing prospecting rights.

The current rights optioned and permitted by the Company do not fall in the category of “unused old order rights”, but are classified as “old order prospecting rights”. As such, a period of two years will be allowed for such rights to be converted to new order prospecting or mining rights.

In relation to any old order right with respect to which a mining authorization or prospecting permit will not have been issued when the Mineral Development Act comes into effect, there will be a one year period during which the holder has an exclusive right to apply for a new order right. A person applying for a new mining right (as opposed to converting an old order mining right) will have to demonstrate, among other requirements, that the Objectives and the imperatives of the Charter will be advanced by the grant of the right. In practice, this will probably mean that the applicant will already have to have met the BEE targets set out in the Charter for the purposes of that application. In relation to applications for new prospecting rights, it is unclear whether the Minister will require applicants to be in strict compliance with these targets.

The Charter sets out the major areas in which change is required in the South African mining industry, such as ownership, human resource development, employment equity, procurement, community and rural development and the beneficiation of minerals. The details for the beneficiation requirements will be set out in a further statute. The Charter will not have the force of the law and, it appears, could be amended at any time by the Minister. It is a document published under section 100(2)(a) of the Mineral Development Act, which sets the framework, targets and timetable for effecting the entry of HDPs into the mining industry. The Charter (as read with the Scorecard) requires each mining company to achieve the following BEE ownership targets (“the HDP Ownership Targets”) for the purposes of qualifying for the grant of new order rights:

  15% ownership by HDPs in that company or in its attributable units of production within 5 years of the coming into force of the Mineral Development Act; and

  26% ownership by HDPs in that company or in its attributable units of production within 10 years of the Mineral Development Act coming into effect.

The Scorecard is a check-list that requires mining companies to indicate the extent of their achievement in the aspirational areas for empowerment identified by the Charter. Each company’s points on the Scorecard will be used by the Minister in deciding applications for new order rights by that company.

In March 2003, the Government released the Royalty Bill outlining the state’s policies with regard to the payment of royalties by mining companies. The Bill proposes that companies producing PGM pay a royalty of 4% from the sales of those metals. The royalty would be payable on gross revenue and will be based on deemed values determined from published tradable figures, rather than actual accruals to the mining company concerned. The Royalty Bill is presently under discussion and comment. In his annual budget speech on February 18, 2004 the South African Minister of Finance announced that the implementation of the Royalty Bill, even once finalized, will occur only in 2009.

Current State prospecting fees range from ZAR 3 per hectare in year one to ZAR 7 per hectare in year five. Currently, State royalties on precious metals are 1% of gross revenue. This royalty rate is currently being reviewed and may be amended by the State. These amounts will become payable to the State upon conversion of "old order" rights to "new order" rights, and do not take existing commitments towards current mineral rights holders into account.

C.              Organizational Structure

Anooraq operates through one wholly-owned principal subsidiary, Plateau Resources (Proprietary) Limited ("Plateau") which holds Anooraq’s rights to the Platreef Project in the Republic of South Africa.

D.              Property, Plant and Equipment

The Platreef Project has no mining, plant or equipment located thereon although the project has field accommodation and miscellaneous exploration equipment on site.

FURTHER PARTICULARS OF ANOORAQ’S PROPERTIES

Cautionary Note to US Readers Concerning the use of "Inferred Resources" and other Technical Terminology used in Canada

The technical discussions in this 20F use the term "Inferred Resources" and other technical terms, which will be capitalized. U.S. readers are cautioned that while these terms are recognized and mandated by Canadian Securities Regulators, the U.S. Securities and Exchange Commission does not recognize them. For example, "Inferred Resources" have a great amount of uncertainty as to their nature, quality and quantity and to their actual or potential economic feasibility. It must not be assumed that all or any part of an Inferred Resource will ever be “ore” or upgraded to a higher category. Under Canadian mining disclosure rules, estimates of Inferred Resources may not be used to form the basis of feasibility or other economic studies, except for what is referred to as a 'Preliminary Assessment'. U.S. readers are cautioned not to assume that part or all of an Inferred Resource contains an economically meaningful amount of mineralization or that it is or will be economically mineable.

Figure 1. Location of Platreef (currently owned) and Ga-Phasha Properties (proposed to be acquired), South Africa

Regional Geology

The Bushveld Intrusive Complex is host to stratiform PGM deposits. PGM are found in association with nickel and copper sulphides. The Bushveld was formed when a large body of mafic magma was emplaced in the earth’s crust. Thereafter, the mafic magma slowly cooled. During the cooling, silicate and sulphide minerals crystallized and sank to the bottom of the magma chamber to form texturally distinctive layers. The removal of the more refractory minerals in this way depletes or enriches the residual melt in various elements. The magma thus changes composition continuously until solidification is complete. As a result, the PGM, nickel and copper when in the presence of a sulphide phase, can become sufficiently enriched to form mineralized horizons at predictable levels within the intrusion.

The Bushveld Complex consists of four main compartments or limbs, the Northern (Potgietersrus) Limb, the Far Western, Western and Eastern Limbs. The magmas supplied to these compartments had common origins and were subject to similar liquid stratification and fractional crystallization processes on cooling. Originally, it was thought that the limbs comprised a single, large, 300-kilometre diameter, saucer-shaped intrusion, however, more recently it has been suggested that each limb had its own feeder system through which magma was channelled and became interconnected only at higher levels in the intrusion. The rocks in these limbs form a layered sequence up to eight kilometers in thickness.

A characteristic of the Bushveld Complex is that many of the layers, including the economically important horizons the Merensky Reef and UG2 chromitite, are continuous over tens of kilometers. However, the uniformity of both the Merensky and the UG2 horizons is disrupted in places, by small circular depressions known as potholes.

In the Western and Eastern Bushveld complex, PGM mineralization is currently extracted from two main PGM-bearing horizons, the Merensky Reef (named after its discoverer) and the 60-90 centimeters thick UG2 chromitite (chromite-bearing) layer. The UG2 is situated 50 meters to 350 meters below the Merensky Reef. Overall grades for the Merensky and UG2 Reef are similar, but platinum and palladium occur in more equal proportions in UG2 than in the platinum-rich Merensky Reef. The UG2 Reef also contains more than double the amount of rhodium. The Platreef is the third PGM-bearing horizon in the Bushveld. It lies at a similar stratigraphic level to the Merensky Reef but is much thicker, in places up to 150 meters thick. Mineralogically it is also similar to the Merensky Reef, being much more nickel-rich than the UG2, but has a platinum-palladium ratio closer to 1:1.

The Platreef Project

Location, Access and Infrastructure

The mineral tenures comprising the Platreef Project are approximately centered at latitude 24° south and longitude 29° east in the Limpopo Province of the Republic of South Africa. The Project is located approximately 275 kilometers north-northeast of Johannesburg.

Access from Johannesburg to the Central Block of the Project-area is via highway N1 to the city of Mokopane (formerly Potgietersrus), then 35 kilometers to the north-northwest via well-maintained secondary roads. There are nearby highways, railways, and high-capacity electrical transmission lines.

Topography and Climate

The terrain is relatively flat terrain, with a mean elevation of 1,100 m; therefore there are no prohibitive physical obstacles to inhibit exploration of the Platreef Project. Vegetation is generally sparse and consists mostly of various thorn bushes. The climate is arid with moderate winter temperatures in the 20°C range, typically increasing to 35°C in summer. Water from existing community wells and a well sunk by Anooraq is available for drilling on the property. Groundwater studies will be required to identify adequate supplies of process water for any mining operation.

Mineral Holdings and Agreements

As of December 2003, the Platreef Projects consists of prospecting rights as tabulated below. For ease of project management, the Platreef properties have been subdivided into four areas, consisting of the North Block, Central Block, Rietfontein Block and South Block as shown in Figure 2.

Mineral Holdings
Owner	Year Acquired	Farm Name	Portion	Area (hectares)
DME
	1999	Dorstland 768 LR	Ptn 3 (a Ptn of Ptn 1)	42.83
	1999	Dorstland 768 LR	Ptn 2 (a Ptn of Ptn 1)	472.91
	1999	Dorstland 768 LR	Re of 1	430.09
	1999	Dorstland 768 LR	Mineral Area 1	514.87
	1999	Witrivier 777 LR	1	767.42
	1999	Witrivier 777 LR	Re	788.97
	2002	Noord Holland 775 LR	All	1228.82
Total Area:				4,245.91
LMT
(now held	1999	Drenthe 778 LR	All	1,538.30
by the State)	2001	Malokongskop 780 LR	All	1,440.92
	1999	Rietfontein 2 KS	All	2,878.03
Total Area:				5,857.25
PRIVATE
	2001	Elandsfontein 766 LR	2	747.61
	2001	Elandsfontein 766 LR	1	428.27
	2001	Hamburg 737 LR	All	2,126.40
	2002	Chlun 735 LR	All	1215.06
	2002	Cyferkuil 321 KR	All	2061.78
	2002	Elberfield 731 LR	All	2544.74
	2002	Gibeon 730 LR	All	1848.89
	2002	Gilead 729 LR	All	2085.08
	2002	Haakdoornkuil 323 KR	All	2818.50
	2002	Ham 699 LR	All	1852.71
	2002	Naboomfontein 320 KR	All	2664.73
	2003	Overysel 815 LR	% of All	637.57
	2002	Rondeboschje 295 KR	All	1525.03
	2002	Swerwerskraal 736 LR	All	2404.10
	2002	Vaalkop 325 KR	All	2428.45
Total Area:				27,388.92
Total Land Holdings (hectares):				37,492.08

The mineral rights to the farms Rietfontein, Drenthe and Malokongskop were administered by the LMT and are now administered by the DME. Farms Witrivier, Dorstland and Noord Holland have been, and are administered by the

DME. The mineral rights for Elandsfontein, Hamburg, Chlun, Cyferkuil, Elberfield, Gibeon, Gilead, Haakdoornkuil, Ham, Naboomfontein, Rondeboschje, Swerwerskraal and Vaalkop are held privately. Prior to commencing exploration on the farms, Plateau was required to obtain Prospecting Permits for each of the farms from the DME. Plateau currently holds valid permits for each of the farms. Plateau has also negotiated and obtained Prospecting Contracts for each farm; DME issued the Contracts for Witrivier, Dortsland and Noord Holland and the LMT issued the Contracts for Rietfontein, Drenthe and Malokongskop.

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef PGM properties located on the Northern Limb of the Bushveld Complex in South Africa. The properties include: Rietfontein 2KS, Drenthe 778LR, Witrivier 777LR and Dortsland 768LR.

The Company acquired its rights under an October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc. (subsequently renamed Hinterland Metals Inc. (“Hinterland”)), pursuant to which Anooraq would issue shares in stages to Hinterland, to a maximum of 875,000 shares, as Anooraq proceeded with investments in Plateau. Under this agreement, 378,500 shares have been issued to Hinterland. On November 13, 2003, the Company issued 400,000 common shares to Hinterland as full and final settlement under this agreement.

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein 766 LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited (the "Heads of" Agreement). The option requires staged issuances totalling 500,000 common shares of the Company (412,500 shares issued to January 31, 2004) and aggregate cash payments of US$350,000 (of which US$40,500 and Cdn$15,000 have been paid).

In July 2001, Plateau acquired the right to purchase a 100 percent interest in farms Hamburg 737 LR (2,126 hectares) and Elandsfontein 766 LR Portion 1 (428 hectares), located contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these farms, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the remaining outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercisable at $0.70 until August 28, 2003. These warrants were exercised in their entirety in July 2003.

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

In April 2002, the Company acquired the Noord Holland 775 LR farm (1,229 hectares) from the South African Department of Mines and Energy, bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares.

On November 30, 2002, Plateau amended its prospecting agreement with C. de Vos Tabakplanters on Farm Elandsfontein 766 Ptn 2 (747 hectares) for a three-year term. Consideration for these exploration rights are ZAR 18 per hectare for year one, ZAR 20 per hectare in year two and ZAR 22 per hectare in year three.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. (“AML”), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS farm (“Rietfontein”). Under the terms of this agreement, AML must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There continues disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of AML's exploration activities which affects whether AML completed its earn-in requirements. The Company and AML are currently in an arbitration process, pursuant to the terms of the earn-in agreement. The outcome of the arbitration is not currently determinable.

Rustenburg

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited (“Rustenburg”), a subsidiary of Anglo American Platinum Corporation Limited (together “Anglo Platinum”), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling ZAR 25 million within five years. The Company is required to spend ZAR 2.5 million in year one (which has been completed), ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five.

When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company’s interest.

Drenthe-Overysel

On November 26, 2003, the Company entered into a Joint Venture Agreement with Potgietersrust Platinums Limited (“PPRust”), a wholly owned subsidiary of Anglo American Platinum. The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company’s Drenthe 778LR and Witrivier 777LR farms and PPRust’s adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

The objective is to explore and develop a large-scale, open pit deposit, utilizing nearby milling, smelting and refining facilities that could provide substantial cost advantages to a new mining project. The Company is contributing its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and the Witrivier 777LR farm if the deposit extends north on to Witrivier. PPRust is contributing its rights to the northern portion of the Overysel 815LR farm, lying south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture (“the JV”) to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR 12.35 million on behalf of the JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study (“BFS”).

Once the BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation the Joint Venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. During development, the JV will be seeking a BEE to participate in the project, with the JV partners dividing the remaining interest.

Should Anooraq choose not to proceed, then Anglo Platinum shall have the option to acquire Plateau’s interest at the aggregate of (i) the net present value of exploiting Plateau’s mineral rights as a stand alone mining operation, by applying an agreed discount rate, as determined in the BFS, and (ii) all Exploration Expenditures incurred by Plateau up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, it will remain entitled to be dilute to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum has recently completed construction of a new PGM smelter at Polokwane, located approximately 80 km east of the property.

Figure 2. Property Holdings, Platreef Project

Project Technical Overview

The following is summarized from company files, the March 2004 Technical Report on the Platreef Properties by Keith Roberts, M.Sc., Ph.D., P.Geo., and the December 2003 Preliminary Assessment of the Drenthe Deposit by M. Sperinck, B.Sc., MAusIMM, Pr. Sci. Nat.

Exploration History

Dr. Hans Merensky first discovered PGM in the Northern Limb of the Bushveld Complex in 1924 and the region saw limited PGM production until 1930. Thereafter interest waned, particularly with the discovery and development of the more platinum-rich Merensky reef in the Western Limb. In the 1960’s, exploration attention was again focused on the Platreef of the Northern Limb and in 1993, after nearly 30 years of sporadic exploration, the Sandsloot mine was brought into production. Anglo Platinum currently produces approximately 350,000 oz of PGM annually from Sandsloot, one of eight deposits. In this report PGM refers to the sum of the contained concentrations of Platinum + Palladium + Gold unless otherwise defined.

Exploration on the properties comprising Anooraq’s Platreef project has also been sporadic in spite of the success of numerous historic drill holes in identifying extensive PGM mineralization on the farm Drenthe 778LR. In July 1998, Plateau drilled eight diamond drill holes on the southern half of farm Drenthe to target the PGM mineralization intersected by hole DRN 2. The DRN 2 intersection assayed 5.61 g/t PGM, 0.17% Cu and 0.27% Ni over a width of 3.78 meters, within a broader zone grading 4.15 g/t PGM over 9.7 meters.

In 2000, Anooraq drilled 35 diamond drill holes, totalling 6,762 meters, on farms Drenthe and Witrivier that partially defined a substantial area of PGM mineralization. In 2002, Anooraq drilled one additional hole on farm Drenthe. At the request of Anooraq, GeoActiv (Pty) Ltd. ("GeoActiv") estimated the resource within this body of PGM mineralization in early 2003. In July 2003, the resource estimate was audited by G.J. van der Heever, Pr.Sci.Nat., of Geologix (Pty) Ltd., confirming GeoActiv’s results. Anooraq also commissioned RSG Global to complete a preliminary economic assessment (scoping study) of the Drenthe deposit in 2003. Later in 2003, Anooraq drilled eleven diamond drill holes, totalling 2,204 meters, on the Drenthe farm that continued to partially define a substantial area of PGM mineralization. One diamond drill hole, totalling 178.9 meters, was also drilled on Noord-Holland.

In 2000, Anooraq conducted a 1,337 sample soil geochemical survey on the northwestern portion of farm Rietfontein that defined three multi-element PGM-base metal anomalies. As part of its earn-in agreement on Rietfontein, African Minerals Ltd. ("African Minerals") diamond drill tested the two strongest anomalies with six holes, totalling 2,038 m, in 2001-2002. Geochemically anomalous but very low-grade PGM mineralization is dispersed throughout much of each hole. In 2002, African Minerals also targeted the up-dip extension of the PGM mineralized Platreef horizon encountered on their adjacent farm, Turfspruit 241 KR, by drilling 36 diamond drill holes, totalling 7,440 meters on Rietfontein. In 2003, African Minerals continued exploration of the up-dip extension of the Platreef horizon on Rietfontein by drilling a further 31 diamond drill holes totalling 6,374 meters. This drilling has outlined a zone of PGM mineralization in the Platreef, over a strike length of 1,600 meters, on farm Rietfontein adjacent to the Turfspruit boundary.

In 2002, Anooraq conducted a 1,553 line-km airborne magnetic survey, a geological survey and a 4,233 sample soil geochemical survey over the South Block farms. Results indicated that a five-km long platinum-palladium-chromium-copper soil geochemical anomaly and a strong linear magnetic anomaly coincided with the mapped trace of a prospective pyroxenite unit that extended across the South Block from Pan Palladium Limited’s ("Pan Palladium") Northern deposit. In 2003, Anooraq drilled fifteen diamond drill holes, totalling 2,465 meters, which targeted the prospective pyroxenite unit. No significant PGM mineralization was encountered.

Property Geology and Recent Exploration by Anooraq/Plateau

Central Block

On the northern and central blocks, the Platreef horizon is a northerly trending, 40° west-dipping complex rock assemblage. It is up to 150 meters thick, and lies between the contact of a basal granite and a thick overlying sequence of gabbro-norites.

The bulk of the Platreef consists of a sequence of interlayered coarse-grained mafic igneous rocks (pyroxenites, feldspathic pyroxenite, norites, and melanorites - pyroxene or orthpyroxene-rich rocks) that averages 100 meters in thickness. The base is chilled against the underlying Archean granite. The uppermost 10 to 50 meters are typically mineralized with PGM. Analyses of pyroxene (common rock-forming mineral containing iron, magnesium, calcium and sodium) from the Platreef suggest that the Merensky Reef and the Platreef were derived from the same magma package that is enriched in PGM. The top of the Platreef is generally marked by a distinctive, mineralized, pegmatoidal pyroxenite (an exceptionally coarse-grained igneous rock composed chiefly of pyroxene, with accessory plagioclase and minor hornblende, biotite or olivine). In Bushveld terminology this would be designated the "B" reef. The unit may be underlain or grade laterally into a more feldspar-rich mineralized unit and these may be distinguished as "pyroxenitic B" reef and "feldspathic B" reef, respectively. Very locally, the "B" reef may also be overlain by a thin (1-2 metre) unmineralized pyroxenitic unit called the "C" reef. Most of the Platreef underlying the "B" reef is designated the "A" reef.

The Platreef succession is variably mineralized with platinum, palladium and gold, along with base metals nickel and copper, particularly where these rocks are associated with dolomite xenoliths. Mineralisation is generally evidenced by the appearance of visible sulphides, largely pyrrhotite and chalcopyrite (iron sulphide and copper-iron sulphide), which occur in amounts ranging up to 3%.

On the southern half of farm Drenthe diamond drill holes intersected intervals, up to 48 meters thick, in which platinoids and low concentrations of disseminated base metal sulphides occur in a layer immediately underlying the noritic hangingwall (overlying) of the Platreef. In some areas, additional mineralization is located at some distance below the hangingwall contact of the Platreef. Conversely, in the northern half of farm Drenthe, significant PGM mineralization also occurs in serpentinized (altered) zones associated with xenoliths (large foreign fragments) of dolomite within the hangingwall of the Platreef. None of the PGM zones intersected on farm Drenthe have been adequately delineated. The potential to extend these zones as exploration drilling progresses along strike and down-dip is in management’s view encouraging.

Between January and July 2000, Anooraq, through Plateau, completed an exploration program consisting of diamond drilling and geochemical soil sampling. Thirty-five holes (holes PR-01 to PR-35) totalling 6,762 meters, were completed on the farms Drenthe and Witrivier in the area now known as the Central Block. Twenty holes were drilled on a 50 x 100 meters grid to follow-up on Plateau’s 1998 holes, and to establish the continuity of the mineralization in an area that extends north from the boundary with the Anglo Platinum ground. Fifteen angled holes were drilled at 200 meters spacing along strike to the north to the north, testing an additional 3.6 kilometre strike length. All but one of the 35 holes drilled in 2000 successfully intersected platinum-palladium-rhodium plus gold (PGM) horizons with associated copper-nickel mineralization. A further three holes (PR-36 to PR-38), were drilled in 2002, one on each of the farms Drenthe, Noord Holland and Dorstland. The Drenthe hole (PR-36) confirmed the down-dip continuity of the PGM mineralization intersected in one of the angled holes (PR-20). Holes PR-37 (Noord Holland) and PR-38 (Dorstland) intersected rock sequences stratigraphically equivalent to the Platreef but with only scattered low-grade PGM mineralization.

Figure 3. Drenthe Plan of Drill Holes

2642200 S
2642600 S
2643000 S
2643400 S
2643800 S
2644200 S
2644600 S
2645000 S
2645400 S
2645800 S
2646200 S
12400 W
12000 W
11600 W
N
DRENTHE
WITRIVIER
400 metres
ANOORAQ
ARQ - ANGLO PLATINUM
Gibeon
Chlun
Swerwerskraal
Hamburg
Anooraq - Anglo Platinum
Elandsfontein
Dorstland
Anooraq - Anglo Platinum
Dorstland
Malokongskop
Noord Holland
Anooraq
Witrivier
Drenthe
Overysel
Area of Detailed Blow-Up
Overysel
Zwartfontein North
Zwartfontein South
Anglo Platinum
Sandsloot
Tweefontein North
Anooraq- African Minerals
Tweefontein Hill
Rietfontein
5 km
Turfspruit
African Minerals
Macalacaskop
Mokopane
PGM Deposits
Diabase Dyke
Norite
Pyroxenite (Uitloop)
Platreef (Pyroxenite)
Dolomite
Granite (Basement)
Anooraq Diamond Drill Hole 2000-2003
Plateau Diamond Drill Hole 1998
Platreef Project
Drenthe Geology and Drill Plan
Date: March, 2004
Drawn by: sp/pp/dr
Fig
Scale: as shown
File: Fig06_TechReport0304.cdr

All 47 diamond drill holes completed by Anooraq on the farms Drenthe 778LR and Witrivier 777LR intersected Pt, Pd and Au mineralization along the 4.5 kilometers of strike tested and commonly up to three stacked zones of significant mineralization were identified. The first zone is hosted in the ‘B’ reef of the Platreef unit, very near or at the contact with the overlying Hanging Wall Norite. This continuous mineralization extends 1,750 meters northward from the southern boundary of the farm Drenthe to roughly coincident with the adjacent farm boundary to the north (Witrivier). On southern Drenthe, in the area outlined by grid drilling, this zone defines a mineralized corridor 250 meters wide, which is open down dip. Here the true thickness of this ‘B’ reef mineralized zone varies somewhat but averages ~10 meters and grades approximately 1.5-2.0 g/t combined Pt+Pd+Rh+Au and 0.15% Ni. Further north on Drenthe (north of hole PR-12), step-out drilling indicates that the mineralization locally thickens up to ~40 meters (true) grading approximately 1.5 g/t combined Pt+Pd+Rh+Au and 0.14% Ni, and persisting to the Witrivier boundary. Similarly, this mineralization is open down dip to the west.

Below the mineralized ‘B’ reef on southern Drenthe, a second zone of mineralization is commonly developed. This zone is situated at or near the top of the ‘A’ reef. Again, true thickness is variable but it averages ~ 10 meters grading 1-1.5 g/t combined Pt+Pd+Rh+Au and 0.14% Ni. Usually this mineralized zone is separated from the overlying ‘B’ reef mineralization by ~ 10 meters of weakly mineralized material. However, further north on Drenthe, this ‘A’ reef may immediately underlie the mineralized ‘B’ reef such that the total mineralized thickness is increased considerably, as seen in holes PR-17 and PR-20, with combined intercepts of 48.0 meters @ 1.61 g/t and 21.6 m @ 2.53 g/t combined Pt+Pd+Rh+Au, respectively. The 2003 infill drill holes PR-40, 42, and 43, sited between PR-17 and PR-20, confirmed the continuity of the combined ‘reefs’, although with variable thickness. For example, PR-43 intersected 61 meters @ 1.53 g/t combined Pt+Pd+Au, and PR-42 had only 8.0 meters @ 1.25 g/t combined Pt+Pd+Au.

The third mineralized ‘zone’ is only seen on central – northern Drenthe and actually comprises a number of individual sub-zones. These are hosted in the Hanging Wall norite, and frequently associated with dolomitic rafts. For example, PR-017 intersected 30 meters @ 1.26 g/t combined Pt+Pd+Rh+Au, immediately underneath a large dolomite raft; beneath the same raft, PR-42 had an intercept of 15.3 meters @ 1.99 g/t combined Pt+Pd+Au, and PR-43 intersected only 4.0 meters @ 2.82 g/t combined Pt+Pd+Au. In this area on northern Drenthe there is also only one down-dip hole (PR-41), which is located 75 meters west of PR-40. This encountered several mineralised intervals, most notably 7.1 m @ 2.71 g/t, 15.0 meters @ 1.70 g/t, 24.0 meters @ 1.14 g/t and 11.0 meters @ 1.69 g/t combined Pt+Pd+Au, respectively. This clearly implies that down-dip continuity of both the ‘hanging wall’ and Platreef mineralization is to be expected in this area of semi-regional step-out drilling. Further north, on Witrivier, hole PR-32 intersected several zones of mineralization, the best grading 2.24 g/t combined Pt+Pd+Rh+Au over 26 meters. Multiple intercepts in hole PR-31 returned 1.91, 1.02 and 2.58 g/t combined Pt+Pd+Rh+Au over 6, 4 and 5 meters, respectively.

Estimates of Mineralization - Drenthe Deposit

Geological modelling of the mineralization within the Platreef horizon, as defined by a 0.5 g/t PGM threshold over an area covering 2,400 meters x 250 meters was completed by Anooraq geological staff. GeoActiv (Pty) Ltd. utilized this information to assess the mineral resource. Later in 2003, independent Qualified Person G.J. van der Heever, Pr. Sci. Nat., of Geologix (Pty) Ltd., South Africa, audited the resource estimate, confirming GeoActiv’s results. The estimated Inferred Resource for the Drenthe deposit is 99.4 million tonnes grading 1.31 g/t PGM (0.600 g/t Pt+0.632 g/t Pd+0.012 g/t Rh+0.062 g/t Au), 0.16% Ni and 0.10% Cu, containing 4,174,000 ounces of PGM and Au.

Thick intersections of PGM were also encountered at the western and northern limits of the 2000 drilling, as shown in the following holes: 13 (46 meters grading 1.60 g/t), 14 (35 meters grading 2.16 g/t), 17 (48 meters grading 1.61 g/t), 20 (21 meters grading 2.53 g/t), 21 (45 meters grading 1.79 g/t) and 24 (22 meters grading 2.00 g/t). Results from vertical hole PR-36, drilled in 2002 also indicate that mineralization persists down dip to the west. This hole intersected 92.5 meters grading 1.33 g/t PGM, 0.12% Ni and 0.09% Cu about 100 m down-dip from hole PR-20 drilled in 2000. The latter holes are located in the northern portion of the Drenthe deposit. Anooraq believes that there is encouraging potential to extend the mineralized zones to the north, south and west.

Preliminary Assessment – Drenthe Deposit

A Preliminary Assessment is an economic analysis based on an Inferred Resource estimate. In 2003, RSG Global of Perth, Australia, completed a Preliminary Assessment of the Drenthe deposit based on the Inferred Resource estimated by Geologix and results of pit optimisation and mine production scheduling studies done by Nilsson Mine Services Ltd. M. Sperinck, BSc. (Geology), MAusIMM, Pr. Sci. Nat., the manager of technical services for RSG Global, is the independent Qualified Person responsible for the preliminary assessment. The results of the assessment, incorporating only those inferred resources outlined to date on the Drenthe farm, indicate that the Drenthe Project would be an economically robust open pit mine. As the Preliminary Assessment is conceptual in nature and based on Inferred Resources that are considered geologically speculative, there is no certainty that the economic considerations or results will be realized.

Pit optimization and scheduling studies using the above Inferred Resources show that there is a potential for the following in-pit resources.

Inferred Resources contained within Pit
Metal	Tonnage	Grade	Contained Metal	Contained Metal
	(Millions)	g/t	Tonnes	Oz (000s)
Pt	62.30	0.57	35.2	1,133
Pd	62.30	0.72	44.6	1,433
Rh	62.30	0.02	1.2	39
Au	62.30	0.12	7.6	243
PGM Au	62.30	1.42	88.6	2,848
		%		Lb (000s)
Cu	62.30	0.11	68,491	150,680
Ni	62.30	0.17	106,547	234,403

Some 218 million tonnes of waste would need to be mined over the life of the project, resulting in a strip ratio of 3.5:1. No dilution has been included as this was built into the resource model. Furthermore, no metallurgical testwork has been undertaken on material from the Drenthe Deposit, but recoveries have been assumed from operations on similar deposits.

The RSG Global Preliminary Assessment was based on the key input parameters and assumptions, including metal prices of US$650/oz for platinum, US$180/oz for palladium, US$600/oz for rhodium, US$340/oz for gold, US$3.60/lb for nickel and US$0.77/lb for copper, and an exchange rate of ZAR8 = US$1.00. Based on the parameters and assumptions, the Drenthe project has potential to generate a strongly positive cash flow, before tax, royalty and interest, of US$435 million and a net present value at a 10% discount rate of US$144 million. The base case internal rate of return is 39% and the Project has a nominal payback period of 2 years and 11 months. The Project life is just in excess of 17 years. The capital cost to construct the mine is estimated to be US$58 million, excluding further exploration and feasibility costs.

RSG Global also recommended the following work program:

  Undertake a detailed mineralogical study to define the nature of the PGM This is important in the mineral beneficiation process;

  A preliminary metallurgy testwork program should be carried out on selected core;

  Anooraq should plan and carry out the necessary infill drilling to upgrade the resources. This should include measurement of bulk density and weathering profile;

  Preliminary environmental and geo-hydrological studies should be commenced;

  To facilitate the resource modelling, a structural analysis of the area should be carried out;

  The issue with quality control should be confirmed with the laboratories before drilling is started; and

  The importance of the base metal component (particularly the nickel) of the resources should be realized and the necessary due diligence undertaken when working on these metals.

Rietfontein Block

The geological succession on Rietfontein consists of Archean (oldest part of the Precambrian) basement granite complex, unconformably (meaning that some of the original rock sequence is missing) overlain by a westerly dipping sequence of Transvaal sedimentary rocks of Proterozoic age (younger part of the Precambrian). From the base, the Transvaal sequence consists of dolomites, banded ironstones, shales and quartzites of the Chuniespoort and Pretoria groups. On Rietfontein the sedimentary sequence is intruded and overlain by mafic rocks of the Bushveld Complex, including the mineralized Platreef horizon in the southwestern part of the farm and a sill-like pyroxenite body in the northwestern part of the property, which was intruded along the contact of the basement granites and overlying dolomite units. The sill is considered to be an offshoot of the lower zone of the Bushveld. The potential for these bodies to host PGM mineralization was initially tested by conducting an extensive soil sampling program on the western side of Rietfontein farm in June-July 2000 when a 1,344-station grid was established over a seven-kilometre strike length of northwesterly trending sedimentary rocks of the Transvaal Sequence.

The principal target was potential PGM mineralization hosted by the satellitic pyroxenite bodies intruded along the Transvaal Sequence – granite contact. Two distinct multi-element (Pt, Pd, Cr, Ni & Cu) anomalies were defined. The first anomaly is 1,600 meters long and 50 meters to 200 meters wide, and straddles a pyroxenite-dolomite contact. The second anomaly is 2,000 meters long and 50 to 150 meters wide. It is located just west of Anomaly one, trends northward and merges at its north end with Anomaly 1. A third, lower priority, anomaly roughly following the contact between dolomite and quartzite was also outlined.

In October 2001, Anooraq completed an option agreement with AML (see Property Overview above). AML controls the Turfspruit farm, adjacent to the southwest border of Rietfontein. AML completed a six-hole diamond drilling program, totalling 2,043 meters, between November 2001 and April 2002. The program targeted the two largest soil anomalies (see above), testing the potential for mineralization within the pyroxenite and the possibility of basal massive sulphide mineralization near the contact with the basement rocks. The holes intersected intervals of low-grade PGM-base metal mineralization within the pyroxenite, but are not considered to be significant enough to warrant further exploration work.

AML began to test the Platreef in a multi-rig program on Turfspruit in early 2002. Drilling of the Platreef target on Rietfontein began in July and continued until November 2002. Thirty-six vertical core holes were drilled on Rietfontein along a southeast trend. Drill holes are typically spaced at 100 to 200 metre intervals along the strike length and 50 to 150 meters across the width of the Platreef pyroxenite.

Thick intersections of PGM, nickel and copper mineralization have been encountered in most of these holes, outlining a deposit that dips from 30 to 70 degrees to the west and is continuous over about 1,450 meters of strike length. Mineralization extends from a shallow depth, over vertical extents of 50 to 250 meters. Within this are significant intervals of disseminated, net textured and massive sulphides. Generally two to four higher-grade mineralized intervals occur in each hole, ranging from 5 to 90 meters in thickness and grading about 1 g/t PGM. The platinum: palladium ratio is approximately 0.65 and the platinum: gold ratio is approximately 3.0 for these intervals. PGM are accompanied by base metal grades of about 0.26% nickel and 0.20% copper. The combination of very consistent grades over substantial widths at shallow depth indicates the mineralization is potentially amenable to open pit mining.

In 2003, African Minerals continued exploration of the up-dip extension of the Platreef horizon on Rietfontein by drilling a further 31 diamond drill holes, totalling 6,374 meters. This drilling has outlined a zone of PGM mineralization in the Platreef over a strike length of 1,600 meters on farm Rietfontein, adjacent to the Turfspruit boundary.

Figure 4. Rietfontein Drill Plan and Cross Section

South Block

The South Block comprises five farms (claims), totalling 10,330 hectares, which are part of the Anooraq/RPM properties. The bulk of the South Block is underlain by Bushveld Complex rocks. Of particular importance, is the Lower Zone succession that outcrops on Vaalkop and along the southern boundaries of Cyferkuil and Rondeboschje. This area is one of two locations on the Northern Limb at which rocks of the Lower Zone (pyroxenite and dunite-harzburgite) are known to occur.

Some previous exploration occurred on the adjacent Volspruit 326 KR farm. In 1970, Rio Tinto drilled the Lower Zone succession and intersected PGM mineralization. More recently the Volspruit farm has been the focus of exploration by Pan Palladium.

In 2002, Plateau carried out an integrated exploration program of airborne geophysics, grid geochemistry and geological mapping in the area. In August, Fugro Airborne Geophysics completed 1,553 line-km of airborne and radiometric geophysical surveys over the block. Survey lines were flown at 100-metre spacing at 130 degrees azimuth, and outlined a pronounced magnetic high that can be traced southwestward from Pan Palladium’s ground, across Rondeboschje and Cyferkuil, onto Vaalkop, where it curves southward and is terminated by a fault. Several other anomalies were also outlined. A soil survey, consisting of 4,233 samples, was also done on the South Block. Sample lines were oriented parallel to the flight lines of the geophysical survey and samples taken at 25 metre intervals on 33 lines. A pronounced Pt-Pd-Cu-Cr anomaly, 5.4 kilometers long and up to 1.2 kilometers in width, was outlined. The soil anomaly coincides with interpreted subcrop of a pyroxenite unit that extends through the Rondeboschje, Cyferkuil, and Vaalkop farms and appears to continue onto Volspruit where it hosts Pan Palladium’s Northern Deposit. According to a January 2002 News Release, Pan Palladium’s northern and southern deposits have combined inferred resources of 59.1 million tonnes grading 1.3 g/t 5PGM+Au, 0.14% Ni and 0.04% Cu. A second, low contrast, Pd-Cu-Cr anomaly occurs in the south-central area of farm Vaalkop.

The geological, soil geochemical and magnetic surveys traced the pyroxenite unit that hosts Pan Palladium’s Northern PGM deposit for six km across the South Block farms. In 2003, an aggressive diamond drilling program, comprising 15 holes, totalling 2,465 meters, was conducted to assess this target for similar deposits but did not encounter any significant PGM mineralization.

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

With minor exceptions, the entire Platreef horizon was sampled at one meter intervals. Pyroxenites intersected in the hanging wall sequence were also sampled. In addition, all sulphide-bearing dolomite, calc-silicate alteration or norite was sampled. Samples were taken by sawing the 47.6-mm diameter (NQ) core in half with a rock saw.

All Pt, Pd and Au assay samples for holes PR-1 to PR-38, were analyzed at Set Point Laboratories in Johannesburg, South Africa, using a 50 g lead collection fusion with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP) finish. Cu and Ni values for holes PR-1 to PR-24 and PR-36 to PR-38, were determined at Set Point by Aqua Regia (AR) leach with an ICP finish. Cu and Ni for holes PR-25 to PR-35 were determined at SGS Laboratories in Johannesburg by aqua regia leach and ICP finish, as part of a 30 element scan. Holes drilled in 2000 (i.e. PR-01 through PR-35) were also analysed for rhodium but the low assays returned did not warrant the additional expense involved in analysing for this element in subsequent years.

A rigorous analytical quality assurance – quality control program was implemented by Anooraq for the Central Block drilling. Three standards were made using material from the property and/or Platreef mineralization stockpiled at the nearby Overysel Shaft and these were inserted into the sample number series in every batch sent to the laboratory. Every tenth sample analyzed was a quality control sample, either a standard or a duplicate (alternating between the two). As well, selected samples from each batch (hole) were sent to a second laboratory for screen analysis and check assay.

AML personnel logged the core for the holes testing the Platreef horizon on Rietfontein (AR001-067) in their secure compound. As an additional quality control, Anooraq geologists also inspected and logged the core from these holes at the drill site. Thus far, African Minerals have not provided Anooraq with details of their assaying procedures.

Plan of Operations - Exploration in 2004

The focus of the next exploration program will be to (a) more uniformly drill the Drenthe deposit and define its full extent, including its extension onto Witrivier and Overysel; and (b) conduct step-out drill testing of the remaining untested strike extent of the Platreef pyroxenitic unit on the Central Block and any extension of this unit onto the North Block.

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

Drenthe Deposit

An extensive core drilling program is planned to test the Drenthe deposit in two areas – the Drenthe farm and the Overysel farm. The first phase of drilling, encompassing 16,000 meters, is currently underway and is expected to take six to eight months.

On the Drenthe farm, 30 holes comprising approximately 6,000 meters of infill and step out drilling are planned with the objective of increasing the drill density and confidence in the known resource area to advance the deposit through the engineering and development stages. A series of vertical drill holes are planned between existing holes and in areas of lower drill hole densities along lines spaced 100 meters apart. The currently outlined Drenthe resource is also open to the north, west and south.

The program will also test the extension of the Drenthe deposit onto the northern portion of the Overysel farm, which lies immediately adjacent to the south. The Overysel ground adds an additional and contiguous 2.8 kilometers of strike length of prospective stratigraphy to the known 2.1 kilometre extent of the deposit. Recently compiled results from previous drilling on Overysel indicate that there is excellent potential to expand the Drenthe resource southwards onto Overysel. Consequently, 56 diamond drill holes, comprising approximately 10,000 meters of drilling, are planned for the Overysel farm. The program at Overysel is designed to systematically step out southward from the known Drenthe resource by drilling on a series of cross-section lines, spaced at 100-metre intervals.

The program will also involve collection of geotechnical and engineering data to address parameters such as rock strength, mineralogy and metallurgical characteristics. Based on this work, new resource estimates can be completed and more detailed mine planning, environmental studies and community consultation undertaken.

Proposed Budget – Drenthe farm – Phase 1	$
Diamond drilling – including all assays (6,000 m)	853,000
Supervisory, technical and support staff	319,000
Engineering, Environmental, Socioeconomic	287,000
Site Activities, Equipment and Freight	317,000
Property fees	74,000
Travel and Accommodation	54,000
Total Budget	1,904,000

Proposed Budget – Overysel farm – Phase 1	$
Diamond drilling – including all assays (10,000 m)	1,386,000
Supervisory, technical and support staff	283,000
Engineering, Environmental, Socioeconomic	80,000
Site Activities, Equipment and Freight	87,000
Property fees	42,000
Total Budget	1,878,000

The Phase 2 program would include the following. Infill drilling encompassing 34 holes, totalling about 7,000 meters on Drenthe farm and 53 holes, totalling about 9,300 meters, on Overysel farm; collection of metallurgical samples; geological interpretation and modelling, potentially leading to a resource estimation and requisite reports.

The Ga-Phasha Project

In January 2004, the Company agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited (“Pelawan”), a private South African company, would combine their respective PGM assets, comprising the Company's Northern Limb PGM projects and Pelawan’s 50% participation interest in the Ga-Phasha (previously known as "Paschaskraal") PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Paschaskraal 466KS, Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The Ga-Phasha Project is a Black Economic Empowerment (“BEE”) joint venture based on an existing agreement in principle between Anglo American Platinum Corporation Limited ("Anglo Platinum") and a BEE partner, Pelawan, pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb. Pelawan will receive a participation interest equal to 50% of the Ga-Phasha Project and the remaining 50% participation interest in the Project will be held by Anglo Platinum.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company will acquire Pelawan’s rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the “Consideration Shares”) and a cash payment of not more than ZAR 9.25 million. The number of Consideration Shares to be issued takes into account the potential dilutive effect of financings to be undertaken in the future to develop PGM mines at Ga-Phasha and at Drenthe-Overysel such that Pelawan's ownership (initially 63%) of the issued and outstanding shares of Anooraq will remain at a minimum of 52% ownership of Anooraq on a going-forward basis, establishing and maintaining Anooraq's status as a BEE company. Further, the dilution calculation allows for Consideration Shares having an aggregate value of $10 million to be sold by Pelawan during the twelvemonth period subsequent to the closing. Of the remaining Consideration Shares, approximately 89 million shares (“the Lock-up Shareholding”) will be held in escrow for the lesser of six years from the date of issuance or until twelve months after the commencement of commercial production from the Ga-

Phasha Project. Under South African legislation yet to come into effect, and as specified in the agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52% of the issued and outstanding shares of Anooraq, in order to retain its classification as a BEE.

Anooraq has undertaken to meet the independence and corporate governance requirements of senior stock exchanges and regulatory agencies in North America for the Anooraq Board of Directors at the time of closing, scheduled for late April 2004. To that end, the Board shall be comprised of nine persons – three independents, and three from each of the current Boards of Anooraq and Pelawan. The independent board members are yet to be determined, but shall be chosen in the following manner: one by Anooraq, one by Pelawan and one jointly.

The closing of this transaction requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum, and approvals by the shareholders of both Pelawan and Anooraq. Closing is tentatively expected to occur before the end of Anooraq’s third fiscal quarter.

Location, Access and Infrastructure

The Ga-Phasha Project is located on the Eastern Limb of the Bushveld Igneous Complex, approximately 45 kilometers north-northwest of the Limpopo Province town of Steelpoort, and approximately 250 kilometers northeast of Johannesburg in the Republic of South Africa.

The Ga-Phasha site is located in a region of sparse development with little infrastructure. Access to the site is gained via gravel roads from Steelpoort or Burgesfort to the southeast, and from Polokwane (previously known as Pietersburg) approximately 80 kilometers to the northwest.

Recent development at the neighboring Twickenham-Hackney farms by Anglo Platinum has improved the local infrastructure considerably. The Anglo Platinum development includes paved roads, power lines, and water, although Anglo Platinum has temporary suspended further development work.

Property Description

The project area consists of four farms Paschaskraal, Klipfontein, De Kamp, and Avoca, which cover an area of approximately 9,700 hectares. Mineral rights for the PGM within the UG2 and Merensky Reefs on the farms Klipfontein 465KS and a portion of Paschaskraal 466KS are held by Rustenberg Platinum Mines, a wholly owned subsidiary of Anglo Platinum. In addition, Anglo Platinum has a lease over the PGM mineral rights for the remainder of Paschaskraal 466KS, which are held by the state as detailed in the tables below and illustrated in Figure 5. There are nominal annual fees to maintain the farms. It is not known if the boundaries of the farms have been legally surveyed.

MINERAL RIGHTS
PROPERTY	PORTION	OWNER	TITLE
Klipfontein 465KS	Farm	Lebowa Minerals Trust – mineral lease	K1626/2000RM
in favour of RPM, Protocol 17/2000
Paschaskraal 466KS	Portion 1	Lebowa Minerals Trust – mineral lease	T15169/59
in favour of RPM, Protocol 17/2000
Paschaskraal 466KS	RE	RPM	K503/70RM
De Kamp 507KS	Farm	State	T4486/1989
Avoca 472KS	Farm	State	T44482/1989

SURFACE RIGHTS
PROPERTY	PORTION	EXTENT (hectares)	SURFACE OWNER	TITLE
Klipfontein 465KS	Farm	2841.8803	State	T44863/1989
Paschaskraal 466KS	Portion 1	2156.8861	State	T15169/1959
Paschaskraal 466KS	RE	745.6399	State	T13098/1964
De Kamp 507KS	Farm	1830.6887	State	T44486/1986
Avoca 472KS	Farm	1093.3571	State	T44482/1989

Figure 5. Ga-Phasha Project Property Holdings, Eastern Limb of the Bushveld Complex

Exploration History

Platinum was first discovered in the Eastern Limb of the Bushveld Complex in 1924 and traced to the now famous dunite pipes (tube or pipe shaped igneous rock comprised largely of the mineral olivine) at Maandagshoek. This led, to the discovery of the platiniferous horizon, subsequently named the Merensky Reef, on the farm Maandagshoek 254KT, approximately 20 km south-east of Paschaskraal. From 1925 to 1927, Northern Platinum Limited undertook an extensive exploration program on both the platiniferous dunite pipes and the Merensky Reef in the Dwars and Olifants River areas; some 700,000 tonnes of platinum-bearing ore were mined during early operations in these areas.

During 1969 the ATOK Platinum Mine was developed and commissioned by Anglo Transvaal Consolidated Mines Limited ("Anglovaal") and sold to RPM in 1977. Although commercial mining activities by RPM were limited to the ATOK mine over the past 25 years, RPM managed to secure the mineral rights over a large number of farms in the Eastern Bushveld area. Throughout this later period various exploration and metallurgical test programs were completed, focused mainly on determining the extent and general characteristics of the mineralization. Renewed interest in this area was sparked by the increased demand for PGM in 1999/2000, and by Anglo Platinum’s strategy to increase platinum output to 3.5 million refined ounces by 2006. To meet this additional demand, a number of new mining projects are currently under investigation or in different stages of development and construction.

There has been a considerable amount of exploration on the Klipfontein and Paschaskraal farms by past operators such as JCI, Anglovaal, and Anglo Platinum. A total of 327 drill holes have been completed to date, of which 108 intersected the Merensky Reef, and 176 intersected the UG2 Reef.

Initial metallurgical testwork by Anglo Platinum indicates a very good flotation response with negligible effects from dilution and with platinum group element recoveries ranging from 92.7% to 96.5%. The good flotation response was attributed to the predominant association of PGM with base metal sulphides, which are coarser than those present in UG2 in the western Bushveld. Nickel, copper and sulphur recoveries were good for UG2 type ore, namely: 14-24% nickel, 77-86% copper and 83-90% sulphur.

Anglo Platinum prepared a detailed pre-feasibility study on the former Paschaskraal Project in late 2002. This study envisioned an underground mine very similar to that being developed on the neighboring Twickenham farm, namely down dip semi-mechanized reef mining and access by twin shaft declines. Each decline shaft comprises three barrels: a decline ramp for equipment, a conveyor decline, and a chairlift decline for moving personnel. Ore was to be treated at the Twickenham concentrator. Based on twin declines producing 100,000 tonnes per month from the UG2 Reef only, the key findings of this study were: Total capital costs were estimated to be in the order of ZAR2.5 billion; average all-in operating costs were estimated in the order of ZAR210 per tonne milled; the project yielded an internal rate of return (IRR) of 17 percent net present value (NPV) at a 12% discount rate of ZAR860 million; and a ramp-up period of 50 months would be required for development of the mine and infrastructure. Based on the above findings, Anglo Platinum concluded the project was an attractive investment.

In October 2003, Khulani GeoEnvironmental Consultants (Pty) Ltd. of Randburg, South Africa completed resource estimation for the Ga-Phasha Project. For the UG2 Reef, the in-situ (undiluted at a 4 g/t cut-off) measured and indicated resources were estimated at 109 million tonnes grading 7.0 g/t 4PGM for 23 million contained ounces of PGM. In the Merensky Reef, the measured and indicated resources (undiluted at a 3 g/t cut-off) were estimated at 70 million tonnes grading 4.43 g/t 4PGM for 9.4 million contained ounces of PGM. Additional resources were outlined in the inferred category for both reef horizons.

Geology and Mineralization

The Ga-Phasha Project area is situated on the Eastern Limb of the Bushveld Igneous Complex and is underlain by rocks of the Upper Critical and Main Zones. The Main Zone is comprised of gabbros and ferro gabbros (iron and magnesium rich igneous rocks), which occupy most of the central and southeastern parts of the Lulu mountain range.

The two platinum-bearing horizons are the UG2 chromitite and the Merensky Reef, both of which occur within the Upper Critical Zone. This zone comprises successions of anorthosites (comprised mostly of feldspar), norites and pyroxenites (comprised mostly of pyroxene). These rocks form the range of hills along the north-eastern boundary of the project area, through which the undulating outcrop of the UG2 Reef can be traced. The Merensky Reef sub-outcrops beneath a thick layer of overburden on the flat-lying valley floor at the center of the project area.

The sequence strikes northwest-southeast and dips in a westerly direction towards the center of the Bushveld. The dip decreases on a regional scale from north to south, ranging from approximately 30 degrees near the Olifants River in the north, to approximately 10 degrees near the Steelpoort Fault to the south. The project area is located some 45 kilometers north of the Steelpoort Fault and 25 kilometers south of the Olifant River Fault. The Schwerin Fault lies approximately 10 kilometers to the east but does not appear to have had any influence on the local Bushveld stratigraphy.

The two most important stratigraphic successions within the Upper Critical Zone are the Upper Group chromitite successions and the Merensky Reef. In general, the Merensky Reef is separated from the UG2 chromitite horizon (also called the UG2 Reef) by a package of norites and anorthosites, averaging some 390 meters in thickness.

Locally, the UG2 chromitite layer averages 61 centimeters in width. The UG2 is overlain by medium grained feldspathic pyroxenite. Chromitite-stringers of variable thickness occur in the immediate hangingwall of the reef horizon and are commonly referred to as the Leader seams of the UG2.

The Merensky Pyroxenite unit is mainly composed of poikilitic (texture comprised of containing scattered mineral grains) pyroxenite and is generally more than 5 meters in thickness. The upper portion of the lowermost, usually barren unit is often demarcated by a coarse to very coarse-grained pyroxenite, sometimes together with a chromitite stringer, which contains visible sulphides. This unit occurs at the base of the Merensky Reef "value zone" and varies between 20 centimeters and one metre in thickness. The Merensky Reef is composed of a poikilitic pyroxenite up to one metre in thickness. Visible sulphides occur in variable amounts. A top chromitite seam usually marks the top of the Merensky Reef and is less than one centimetre thick.

Estimates of Mineralization

A total of 327 diamond drill holes have been drilled to date on the farms Paschaskraal and Klipfontein, including 108 drill holes intersected the Merensky Reef; 176 drill holes intersected the UG2 Layer; and 83 drill holes were drilled for geotechnical purposes mainly in connection with the originally planned shaft in the southern farm portion of Paschaskraal. Figure 5 is a drill hole plan and Figure 6 is a representative cross section showing the UG2 and Merensky Reefs.

Figure 5. Drill Hole Plan

Figure 6. Cross Section
Red (upper) is Merensky Reef and Green (lower) is UG2 Reef

All drill holes used for the resource estimation are vertical and most boreholes are drilled BQ core size (36.4 millimeters diameter), as well as deflections if drilled. In some instances, where ground conditions were poor or core recoveries in the reef zones are not representative, a NQ core size (47.6 millimeters diameter) hole was drilled nearby. The average vertical thickness for the UG2 reef is 0.74 metre and is 1.17 meters for the Merensky Reef.

The January 2004 resource estimate for the Ga-Phasha Project utilized drill hole information made available by Anglo Platinum from 299 drill holes drilled between 1966 and 2002. Of these 299 drill holes, 41 and 42 holes were used to classify measured and indicated resources respectively within the UG2 horizon. Of the 299 holes, 40 and 21 holes were used to classify measured and indicated resources respectively within the Merensky horizon. This resource estimation procedure is followed by all the major mining and exploration companies in South Africa, including Anglo Platinum, Impala, Gold Fields Limited, Harmony Gold Mining Company and others.

The resource estimate was completed by Global GeoServices (Pty) Ltd. of South Africa. Eugene H Siepker, M Sc., Pr.Sci.Nat., of Global Geo Services (Pty) Ltd., is the independent Qualified Person for the mineral resource estimate and the February 2004 technical report.

A 40% geological loss has been applied to the resource estimate figures, which includes 10% for faulting, 15% for potholes, 10% for intrusions and 5% for iron replacement bodies. Even though dykes swarms effect the area more than the adjoining properties, the figures are regarded as conservative, since the industry average due to these features is around 20 - 30%.

In-situ resource figures for the farms Paschaskraal and Klipfontein for the UG2 and Merensky Reefs are summarized in the table below. The resource estimation excludes the first 40 meters below surface, which is considered as an oxidized zone. The Specific Gravity utilized for the Merensky Reef was 3.1 and for the UG2 Reef was 4.25.

Summary of Resources on Farms Paschaskraal and Klipfontein UG2 and Merensky Reefs at base case cut-off grades

Category	tonnes	Grade 4PGM	Pt	Pd	Au	Rh	Contained oz PGM
UG2 (4.0 g/t COG)		g/t	g/t	g/t	g/t	g/t

Measured	10,193,981	6.56	2.89	3.08	0.17	0.41	2,150,000
Indicated	55,498,048	7.05	3.10	3.31	0.18	0.44	12,579,000
Subtotal	65,692,029	6.97	3.07	3.28	0.18	0.44	14,729,000
Inferred	33,866,132	7.20	3.17	3.38	0.19	0.45	7,839,000
Merensky (2.0 g/t COG)
Measured	10,397,739	4.44	1.95	2.09	0.12	0.28	1,484,000
Indicated	32,891,327	4.37	1.92	2.05	0.11	0.28	4,621,000
Subtotal	43,289,065	4.39	1.93	2.06	0.11	0.28	6,105,000
Inferred	39,807,187	4.28	1.88	2.01	0.11	0.27	5,478,000
Total Measured & Indicated

	108,981,094	5.95	2.62	2.79	0.15	0.37	20,834,000

Notes to Table:
COG is cut-off grade
4PGM is Pt+Pd+Au+Rh

The Avoca and De Kamp farms adjoin Paschaskraal and Klipfontein on the down dip side of the UG2 and Merensky Reefs, and would be situated at depth. No boreholes were drilled on these farms, but it could be assumed that the reefs developed on Paschaskraal/Klipfontein farms would be developed on Avoca and DeKamp. An Inferred Resource has been estimated for Avoca and DeKamp based on similar grades and thickness as those for Paschaskraal and Klipfontein. Using an area of 39.5 hectares and a reef dip of 15 degrees, with a 40% geological loss, the estimated Inferred Resource at a 2 g/t cut-off for the Merensky Reef is 97.6 Mt at a grade of 4.34 g/t 4PGM and at 4 g/t cut-off for the UG2 Reef is 77.6 Mt at a grade of 7.05 g/t 4PGM.

Sampling and Assay Procedures and Security for Drill Core

The following is a summary of the core logging and sampling procedures used by Anglo Platinum. Core logging is undertaken by qualified geologists on site at the Driekop Exploration Base, where all boreholes and their deflections are accurately logged in terms of lithology, mineralization, alteration and structure. Logging details are entered directly into laptop computers, making use of the proprietary Sable software package designed for this purpose. Specialized geotechnical and structural logging is also carried out by rock engineering and structural geologists.

During the logging process the sampling interval through the reef succession is determined, and individual samples measured off, marked and numbered according to standard. Sampling is continuous through the sample section. The marked core is then submitted to the technical staff, which firstly cut the core in half longitudinally through the complete sampling interval. One half of this core is then cleanly broken with a sharp chisel at individual sample boundary markings, and each in turn then immediately labelled, bagged and sealed (diamond saw cutting is not used to split individual samples because of the loss of material associated with it). Precautions are taken to avoid any cross contamination between samples. The remaining half of the core remains in the core trays with the flat cut side facing upwards. The sample intervals and numbers are replicated onto this surface for reference, and future re-sampling if necessary. The sampling process is fully documented on site, and records of all sampling maintained.

After the bagging of samples on site at the Driekop core yard, the samples were transported to Anglo Platinum Research Centre ("ARC") in Germiston, near Johannesburg, by 3 ton Dyna or pickup truck. ARC processed the samples from pre-2000 drilling. Post-2000 samples are processed by Anglo American Research Laboratory ("AARL"). When transported to AARL, the samples were delivered by ARC staff and vehicles.

Generally the recovered borehole core (reef intersections of Merensky Reef and UG2) is assayed for Pt, Pd, Rh and Au as well as Cu and Ni contents. Individual Pt, Pd, Rh and Au contents of each sample were determined.

ARC Procedures

All samples are duplicated and run on an A and B stream at different times. Internal Quality control occurs with every batch. ARC does not use blanks, and integrates an internal Quality Control sampling once a week. Comparative results from A and B streams are available.

All samples are pulverized to 80% +/-5%<75 micron. For Fire Assay – 4 elements (Pb collector), there is loss of PGM and these results then often require a correction factor to be applied. In the borehole database, samples assayed using Pb collector fire assay methods have not been corrected. The precious metal concentration is reported as the sum of Pt, Pd, Rh, and Au.

For Fire Assay-ICP at ARC, silver is used to collect Pd, Pt, and Au, and Pd is used to collect Rh. Using the Ag/Pd collectors reduces random losses of the PGM and a more precise analysis is achieved as well as a lower detection limit.

AARL Procedures

Samples are crushed in a jaw crusher to 2 millimeters. The entire sample is then milled to 85 per cent – 75 microns or finer. An 8-minute milling time is required. For Atomic Absorption, pulped samples are digested with a triple acid attack with perchloric, nitric and hydrofluoric acids. The acid attack is performed three times after which the solutions are transferred to 100 ml flasks and read on the Atomic Absorption Spectrometry for Cu and Ni. Four per cent of the samples are replicated. Two blanks and three reference standards are included in every batch.

Prior to X-ray fluorescence analyses, pulped samples are mixed with a styrene – wax binder (SASMU) and milled to mix in the binder and further reduce particle sizes. The samples are pressed into briquettes. The briquettes are read on the AARL PW 1404 X-Ray Fluorescope for Cu and Ni. Mineralogical effects are evident in the briquettes – hence separate ‘type’ calibrations are critical for UG2 and Merensky type samples. Approximately 5 per cent on the samples are replicated. Two reference materials are analysed with every batch (max 100).

For Fire Assay and ICP, all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples are weighed out and mixed with an appropriate flux for the material type. Silver is used as a co collector. The samples are fire assayed and the prills (material remaining from this process) are dissolved in aqua regia and read on the inductively coupled plasma ("ICP") spectrometer for Pt, Pd and Au. One blank and two reference materials are analysed with every worksheet (max 35).

For Rhodium, all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples axe weighed out and mixed with an appropriate flux for the material type. Palladium is used as a co collector. The samples are fire assayed and the prills (material remaining from this process) dissolved in aqua regia and read on the ICP for Rh. One blank and two reference materials are analysed with every worksheet (max 35).

Data Verification and Quality Control

AARL has a comprehensive assay quality control system that includes blanks, certified reference materials, in-house reference materials, and twin streaming / replicate analyses. AARL is an ISO 17025 registered company and operates according to international quality standards.

Care is taken during the handling of samples to avoid potential cross-contamination or misplacement of samples. High and low grade materials are processed in completely separate areas throughout the laboratory, using dedicated and clearly labelled equipment. Samples are weighed and checked upon receipt at the AARL. Quarry quartz is crushed and milled between individual batches to avoid any possible carry-over. This quartz is analysed with the batch and these data reported to the ARC during progress meetings.

For each tray (worksheet) of Pt, Pd and Au and Rh analysis, reagent blanks, standard reference material and duplicate samples will be included for control purposes. Internationally certified standards as well as internal standards of matched matrices are used. Fire assay pots are used only once to avoid the possibility of cross-contamination of samples.

A full calibration of the ICP and AAS is performed prior to sample analysis, and a synthetic check solution is included after every 15 samples. Where the check solution data falls outside the acceptable control limits, the instrument is re-calibrated.

Worksheets will be accepted or rejected based on the quality control data of the standards replicates and blanks. A complete audit trail is maintained in the laboratory to ensure trace-ability, transparency and ISO compliance.

Quartz blanks are designed to monitor the entire process from sample preparation to instrumentation. Reagent blanks are introduced during secondary preparation. These are essentially reagents without the sample introduced. For example in fire assay the reagents would be assayed. Reagent blanks reflect contamination introduced during the analysis phase but not the primary preparation phase. Specific density and XRF data don’t have reagent blanks, but do have quartz blanks.

With each method certified (CRM) and in-house (IHRM) reference materials are run. For each method samples are replicated, if not twin streamed. The Pt, Pd and Au and Rh are twin streamed, ie a 100% replication. For XRF and Specific density analyses 10% replicates are run. Replicates are essentially used for measuring the precision of the analyses, and appropriate action is taken if such results are not considered satisfactory. A comprehensive quality control system ensures that the data reported is within the quality control criteria and all ISO standards are met.

Exploration in 2004

Exploration work is ongoing pending the outcome of the Pelawan/Anooraq/Anglo Platinum business negotiations.

Exploration will concentrate on increasing the measured and indicated resources on Paschaskraal and Klipfontein farms. Structural investigations will also continue and will play a major role in the success of the mining venture. Two-dimensional (2D) seismic surveys, and possibly 3D seismic surveys at a later stage, could be useful in this regard. Further mineralogical and metallurgical work will be done using every fifth hole on Paschaskraal and every second hole on Klipfontein. Geo-technical logging needs to be done on the borehole core to identify possible geo-technical features, which might effect mining operations and mining cut assessments. The mineral resource models will be reviewed and updated on an ongoing basis.

Based on the due diligence work and the current resource assessment, the following exploration work is recommended for the Ga-Phasha Project in conjunction with feasibility work:

(1)	The resource model should be updated, integrating the additional drilling that has been carried out in 2003/2004.

(2)	Additional drilling should be carried out in those areas that are currently outlined as inferred, and to upgrade the indicated resources to a measured category.

(3)	Additional exploration should focus on better defining the geological losses so that the current 40% estimate can be refined and/or reduced.

Plan of Operations

The proposed program is one of data compilation to prepare for a pre-feasibility study.

Proposed Budget - Exploration and Pre-feasibility studies	$
Diamond drilling – including all assays (20,000 m)	$2,005,000
Supervisory, technical and support staff	300,000
Engineering - mine, metallurgy, geo-technical	380,000
Environment	60,000
Total Budget	$2,645,000

Although work to date is encouraging, there is no assurance whatsoever that a commercially mineable mineralized material body exists on the Ga-Phasha Project. Until much more exploration and thereupon completion of a comprehensive feasibility study, possibly further associated metallurgical and other work that concludes that a potential mine is likely to be economic, and Anooraq obtaining the significant capital financing and required mine permits which will be required, no assurance can be given that future commercial mining will occur on the Ga-Phasha Project.

ITEM 5                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Anooraq’s business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits that have large tonnage and multi-year operation potential in order to enhance the value of the project. None of Anooraq’s currently held or to be acquired mineral deposits currently is known to host a mineral reserve which has been subject to sufficient development work to determine that it is economic at current metals prices.

Under an Accounting Guideline No. 11 ("AcG11") of the Canadian Institute of Chartered Accountants, which is the professional body which sets accounting disclosure standards in Canada, the Company has determined that it is likely to be classified as a "development stage" issuer. AcG11 recommends that an enterprise be considered to be in the development stage when its principal operations have not commenced and gives factors which suggest development stage accounting may be appropriate. These factors include the absence of significant revenues and that a significant portion of its available funding and employees are not involved in operating activities which generate revenue but rather are engaged in the establishment of a capital asset in anticipation of operating activities. Also, due to the lack of operations which generate profits, another factor is that the recoverability of the cost of the development stage issuer’s capital assets may be uncertain.

The Company has concluded that its lack of revenue given the absence of commercial mining activities at its projects is indicative that the Company is in the development stage. Assuming the Company is a development stage enterprise, AcG11 provides that there must be a particularly careful assessment of the recoverability of the carrying amounts of the deferred acquisition costs relating to its projects.

While the Company does have independent valuation opinions which support its carrying value for its projects as of October 31, 2003 of $4.2 million, these valuations are primarily of a "comparable transaction" nature. These opinions consider publicly available information pertaining to deposits of comparable size and grade of in-situ mineralization, which have been valued by arm’s-length sales or other transactions respecting such properties or of the companies that owned it. Under AcG11 however, the assessment of recoverability of the carrying amounts of capitalized and deferred development pre-operating costs generally requires the preparation of a projection. A projection would, in the mining context, involve an initial feasibility study which would include a preliminary assessment of the size and grade of the deposit, the amenability of its mineralization to recovery processes and an estimate of the capital cost for mining and mill facilities, together with operating projections based on expected metals prices, currency and interest rates. These feasibility estimates evaluate whether it is likely that the mine could profitably operate and provide a return on invested capital. The Company has adopted an accounting policy whereby acquisition costs are deferred but exploration expenses are charged to operations as they are incurred. The financial statements for 2003 reflect this policy. AcG11 also encourages the use of "cumulative from inception" disclosure of all figures in an issuer’s statement of operations and cash flows, however the preparation of this information for the Company, given its 21 year history, would not be meaningful in the context of its current financial disclosure. Accordingly the Company has not adopted this elective provision of AcG11.

Anooraq’s results of operations are economically evaluated on an "event driven" basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a mineralized deposit’s size and continuity, information that is not in the financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Anooraq’s operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important. Although Anooraq calculates an annual loss per share (which has varied over a range of $0.08 to $0.29 over the last three fiscal years), Anooraq is of the view that its share price does not vary in accordance with the loss per share statistic but rather Anooraq share prices vary with the price of the underlying market for platinum group metals and the outlook for these metals.

Anooraq’s financial statements are prepared on the basis that it will continue as a going concern. Given that Anooraq has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in funding exploration to seek large tonnage metal deposits even where economic certainty is unknown. Anooraq can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource project and the net realizable value could be materially less than Anooraq’s liabilities with a potential for total loss to Anooraq shareholders.

Anooraq does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar US$1.00: Cdn$1.62 to $1.49 during these three years. For additional details respecting the five year historical exchange rates, see Item 3. Anooraq has not been significantly affected by government economic, fiscal, monetary or political policies, and the outlook for Anooraq’s assets primarily relate to the outlook for platinum group metals. For information relating to the historical prices for platinum group metals, see "Item D, Trend Information" below.

Operating Results – Fiscal 2003 Compared to Fiscal 2002

Revenue from interest increased from $38,341 in fiscal 2002 to $46,060 in fiscal 2003. Expenses for the 2003 fiscal year are $3.8 million as compared to $2.4 million in fiscal 2002.

Most administrative costs overall increased in fiscal 2003. In particular, accounting for stock based compensation (2003 - $477,087; 2002 - $nil) increased overall costs. Other areas of increased costs include conference and travel (2003 - $180,613; 2002 - $119,392), and office and administration (2003 - $125,128; 2002 - $73,039) whereas shareholder communications, salaries and benefits, and consulting fees decreased. The largest change was in shareholder communication costs (2003 - $193,835; 2002 - $500,039), which decreased from 2002 when a large distribution of new investor materials was made. Salaries and benefits and consulting fees both decreased slightly in fiscal 2003.

The most significant expenditures continue to be on exploration. These costs totaled $1,972,659 in fiscal 2003 quarter compared to $976,087 in the previous year. The increase was due to additional drilling that was done during the year in two areas of the Platreef Project. As drilling was still underway on the Central Block at year-end, some of these expenditures will be recorded in fiscal 2004.

The highest exploration expenditures in fiscal 2003 were on geological and consulting, and drilling. Geological and consulting costs (2003 - $611,875, 2002 - $425,225) are related to planning and carrying out drilling programs. Drilling costs (2003 - $308,552, 2002 - $55,446) are associated with 15 drill holes, totaling 2,465 meters, drilled at South Block; eight holes, totalling 1,809 meters completed to year-end on the Drenthe farm in the Central Block; and one diamond drill hole, totalling 178.9 meters, drilled on the Noord Holland farm in the Central Block. Assay costs (2003 - $207,939, 2002 - $33,768) also increased due to the drilling programs. Site activities expenditures (2003 - $218,116, 2002 - $100,914) are related to maintaining the field office in South Africa and other costs related to the drilling program. Property fees also increased in fiscal 2003 (2003 - $286,073; 2002 - $39,143) due to the option payments made during the year on Platreef properties.

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. In fiscal 2003, Anooraq incurred costs of $1,281,758 from HDI, compared to $1,143,295 in the fiscal 2002.

Operating Results – Fiscal 2002 Compared to Fiscal 2001

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

The highest expenditure, $976,087, in fiscal 2002 was on exploration but this cost decreased from the $1,444,583 spent in the previous year. The main areas in which expenditures decreased from the prior year were site activities (2002 - $100,914; 2001 - $681,102), property fees and assessments (2002 - $39,143; 2001 - $347,038), and transportation (2002 – $54,182; 2001 $103,550). Exploration costs increased in most other areas. The largest expenditure was on geological and consulting (2002 - $458,020; 2001 - $128,935); of these costs, $193,728 constitute consulting fees, most of which were paid for an airborne geophysical survey and for a soil sampling program on the South Block. The geological costs are associated with planning and carrying out the exploration activities on the Central and South Blocks, and monitoring drilling activities at Rietfontein by AML. Engineering fees also increased to $159,584 from $83,332 in fiscal 2001; the 2002 costs are mainly related to acquisition, compilation and evaluation of geological and engineering information on new property acquisitions. Drilling (2002 - $55,446; 2001 – $nil) and assays costs (2002 - $33,768; 2001 - $18,404) also increased accordingly. Anooraq drilled 769 meters in three holes in the Central Block in fiscal 2002, whereas the Company did no drilling in fiscal 2001. Assays costs in 2002 are for analyses of drill samples from the Central Block and soil samples from the South Block.

During fiscal 2002, Anooraq incurred costs for services from HDI of $1,143,295, compared to $896,550 in the same period in fiscal 2001.

B.              Liquidity and Capital Resources

Overview and Recent Events

Historically Anooraq’s sole source of funding has been the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Anooraq also issued common share capital in each of these three years pursuant to private placement financings. Anooraq has no assurance of continued access to significant equity funding.

Fiscal 2003 Compared with Fiscal 2002

In May 2003, Anooraq completed a private placement consisting of 1.4 million common shares of the Company at a price of $0.52 per share for net proceeds of $728,000. In late July, Anooraq received gross proceeds of $3.15 million from the exercise of 4.5 million share purchase warrants.

At October 31, 2003, Anooraq had a positive working capital position of $5.1 million as compared to $5.2 million at the end of the previous quarter, and $3.3 million at the end of the fiscal 2002. The Company had 40,164,172 common shares outstanding.

On December 24, 2003 and subsequent to year-end, the Company announced completion of a private placement financing to qualified investors, lead by Desjardins Securities Inc and including Loewen, Ondaatje, McCutcheon Limited, as agents, for gross proceeds of $20,000,000. Proceeds will be used for working capital purposes and to facilitate the rapid advancement of Anooraq’s large-scale PGM-nickel projects in South Africa.

On March 15 2004, Anooraq commenced trading on the American Stock Exchange under the symbol ANO.

Fiscal 2002 Compared with Fiscal 2001

At October 31, 2002, Anooraq had a working capital position of $3.3 million, as compared to $2.4 million at the end of the fiscal 2001. The Company also had 32,148,463 common shares issued and outstanding.

On August 27, 2002, the Company completed a private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company’s shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $1.32. Also in August, 4,482,800 warrants from an August 2001 financing were exercised at a price of $0.70 for proceeds or $3.1 million. For further details see note 7 of the consolidated financial statements.

Expenses increased due to the active exploration programs and increased management and support activities related to the development of new property agreements in fiscal 2002. As a result, Anooraq’s operating loss in fiscal 2002 was $2.4 million ($0.08 per share), as compared to $1.8 million ($0.11 per share) in fiscal 2001.

At October 31, 2001, Anooraq has a working capital position of $2.3 million compared to $0.6 million at the end of the 2000 fiscal year, and 27,384,880 issued and outstanding shares.

Both income and expenses have decreased in 2001 from the previous year. As a result, Anooraq’s operating loss in fiscal 2001 is $1.6 million ($0.11 per share) as compared to a loss of $3.9 million ($0.29 per share) in fiscal 2000.

On June 13, 2001 the Company announced that it has reached agreements to privately place 4,797,800 units in its capital stock at a price of $0.65 each, each unit comprising a common share plus a share purchase warrant exercisable for one year at $0.70. Management members have subscribed for 24% of the units with the balance being purchased by Canadian, European and other overseas investors as well as three US accredited investors (aggregating 650,000 units). Management members participating are David Copeland 118,000; Scott Cousens 247,000; Robert Dickinson 247,000; Robert Hunter 247,000; Jeffrey Mason 247,000; and David Jennings 67,800.

The private placement financing was completed in August 2001 with proceeds of $3.1 million. Also in August 2001, the Company received TSX Venture approval to purchase all remaining interest in Plateau. In September, Anooraq purchased the remaining 50% interest in Plateau from Pinnacle for consideration consisting of 7.5 million Anooraq shares. Obligations under the original Loan Facility and Share Purchase Agreement between Anooraq and Pinnacle were eliminated in consideration of the 4.5 million Anooraq warrants, exercisable for $0.70 for two years. These transactions unify Anooraq’s 100% interest in Plateau and its underlying PGM prospects without the additional expenditure of $6.4 million over the next three years, as well as additional dilution that such financings would necessitate. It also resulted in the cancellation of Pinnacle’s put of its interest in Plateau to Anooraq and avoided the dilution that would have resulted from that transaction.

The Company incurred acquisition costs of $4.2 million in 2001 related to the acquisition of Plateau, as compared to $nil in 2000. These costs make up the major portion of the amount shown as mineral property interest in the balance sheet.

Financial Instruments

Anooraq keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds in excess to Anooraq’s current needs are invested in short term near-cash investments pending the need for the funds.

Anooraq does not have any significant commitments for exploration expenditures other than approximately $1.7 million in 2004 and $2.7 million in 2005 for fees and work commitments on its Platreef properties, and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2003 year end Anooraq estimates that the cost of maintaining its corporate administrative activities at approximately $90,000 per month. Accordingly Anooraq’s management estimate that a minimum of $2.1 million will be needed to maintain its corporate status and assets over the ensuing two-year period. Anooraq has a current working capital of approximately $24 million, which is sufficient to fund the next two years administration cost and exploration programs.

C.              Research Expenditures

Anooraq is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

D.              Trend Information

As a natural resource exploration company Anooraq’s activities reflect the traditional are more cyclical nature of metals prices.

Platinum prices were strong in 2003, averaging about US$693/oz; platinum has continued to rise in 2004, averaging US$852/oz in the year-to-date. Palladium prices averaged about US$202/oz in 2003, and have also increased in 2004, averaging US$278/oz in the year-to-date. Gold prices improved significantly in 2003, averaging about $364/oz for the year. Gold prices are expected to average US$400/oz or more for the next two years.

Improving global economic conditions resulted in significant increases in base metal prices in 2003, and this trend has accelerated in early 2004. Nickel prices averaged US$4.38/lb in 2003 and have averaged US$6.88/lb in 2004. Copper prices averaged US$0.81/lb in 2003 and have averaged US$1.17/lb so far in 2004.

ITEM 6                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.              Directors and Senior Management

Shares Beneficially
Name, Position and	Period a Director of	Owned or
Place of Residence	the Issuer	Controlled(1)(3)
Robert A. Dickinson(2)	Since November 1990	558,415 Shares
Chairman of the Board and Director
Lions Bay, B.C.
Canada

Shares Beneficially
Name, Position and	Period a Director of	Owned or
Place of Residence	the Issuer	Controlled(1)(3)

Ronald W. Thiessen	Since April 1996	404,923 Shares
President, Chief Executive Officer and Director
West Vancouver, B.C.
Canada

Jeffrey R. Mason	Since April 1996	852,489 Shares
Chief Financial Officer, Corporate Secretary and
Director
Vancouver, B.C.
Canada

David J. Copeland	Since September 1996	506,831 Shares
Director
Vancouver, B.C.
Canada

Walter T. Segsworth	Since March 2004	Nil
Director
North Vancouver, B.C.
Canada

Scott D. Cousens	Since September 1996	1,386,700 Shares
Director
Vancouver, B.C.
Canada

Glen R. Gamble	Since September 2001	Nil
Director
12892 Sierra Circle
Parker, CO 80134

Robert A. Hildebrand	Since September 2001	Nil
Director
405 Detroit Street
Denver, CO 80206

David S. Jennings	Since September 1996	328,219 Shares
Director
Bowen Island, B.C.
Canada

(1)	The information as to shares beneficially owned or controlled is furnished by the respective directors at March 31, 2004.

(2)	Certain of these shares are held in the name of United Mineral Services Ltd., a company controlled by Robert A. Dickinson.

(3)	Directors and Officers personally own or control 4,037,577 shares which represent approximately 7.5% of the current outstanding shares. The directors also hold 3,312,000 options and 199,000 warrants.

All directors have a term of office expiring at the next annual general meeting of the Company. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Principal Occupation of Current Management of Anooraq

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

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

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

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

JEFFREY R. MASON, CA – Chief Financial Officer, Corporate Secretary and Director

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

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Prior to his involvement with the Hunter Dickinson group, he was an investment broker. Mr. Cousens’ focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

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

GLEN R. GAMBLE, B.Sc. – Director

Glen R. Gamble has been a director of the Company since September 2001 and since June 1997 has served as President, Chief Executive Officer and a Director of Pinnacle Resources Inc.

Mr. Gamble has served as an officer and director of variety of companies engaged in the fields of mining, oil and gas, cattle, real estate and resource financing. Currently, Mr. Gamble is the Manager of Viatica Fund, LLC; a Director of Natural Buttes Gas Corp.; Manager of Desert Flower Mining, LLC; and President and Chairman of Victory Minerals Corp. and Pinnacle. Offshore, Mr. Gamble also serves as a Director on the Board of Directors of Plateau Resources (Pty) Ltd. He helped to fund, via private sources, Plateau's start-up and operating capital. Mr. Gamble also served on the Board of Vanmag Exploration and Development (Pty) Ltd., also a South African corporation. Currently he is a Director with Zebediela Platinum (Pty) Ltd., another South African corporation. Mr. Gamble has been involved in packaging, financing and selling producing oil and gas properties. The flagship company for Mr. Gamble's mineral interests both in the United States and in Africa is Victory Minerals. Mr. Gamble attended the University of Colorado and graduated with a Bachelor of Science degree in Accounting and Finance in 1970.

ROBERT A. HILDEBRAND, P.Eng. – Director

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

WALTER T. SEGSWORTH, P.Eng. – Director

Walter T. Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

Mr. Segsworth is, or was within the past years, an officer and/or director of the following public companies: Cumberland Resources, Director (May 2002-present), Expatriate Resources Ltd., Director (February 2001-present), Great Basin Gold Ltd. Director (January 2003-present); Homestake Mining Company, President, COO (April 1999 – February 2002), Director (February 2001-December 2001); Homestake Canada, Inc., President, CEO, and Director (April 1998–April 1999); Newhawk Gold Mines Ltd., Director (April 1998-September 1999); Novagold Resources Inc., Director (May 2002–November 2002); Prime Resources Group Inc., President, CEO and Director (April 1998–December 1998); UEX Corporation, Director (March 2002–Present); Westmin Resources Ltd., President, CEO and Director (May 1990–January 1998).

B.              Compensation

During the Company’s financial year ended October 31, 2003, the aggregate cash compensation paid or payable by the Company to its directors and senior officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $291,306. The direct remuneration paid or payable to the Company’s directors and senior officers by subsidiaries of the Company whose financial statements are not consolidated with those of the Company was $nil.

The aggregate cash compensation paid by the Company for its most recently completed financial year to the Named Executive Officers (Mr. Thiessen, President and Chief Executive Officer, Mr. Mason, Chief Financial Officer and Corporate Secretary, and Mr. Copeland), or companies controlled by them, was $170,142. The Company’s Named Executive Officers do not serve the Company on a full time basis given that the nature of the Company’s resource property exploration and development business is such that most of its requirements for management services are satisfied by the Company engaging third-party mineral exploration and development contractors.

The compensation for the Named Executive Officers for the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended October 31	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary	Bonus	Other Annual	Options	Restricted	LTIP	All Other Compensation
Ronald W. Thiessen President and Chief Executive Officer	2003 2002 2001	62,336 62,663 18,432	Nil 120,000 Nil	Nil Nil Nil	216,000 250,000 170,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2003 2002 2001	51,258 43,768 18,432	Nil 60,000 Nil	Nil Nil Nil	216,000 250,000 170,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David J. Copeland Director	2003 2002 2001	56,548 103,175 53,703	Nil 60,000 Nil	Nil Nil Nil	216,000 250,000 170,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-Term Incentive Plans Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”. LTIP’s do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Options

The stock options granted to the Named Executive Officers during the financial year ended October 31, 2003 were as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
R. Thiessen	96,000	3.45%	$0.48	$0.48	Dec 20, 2004
R. Thiessen	120,000	4.2%	$2.00	$2.00	Oct 29, 2005
J. Mason	96,000	3.4%	$0.48	$0.48	Dec 20, 2004
J. Mason	120,000	4.2%	$2.00	$2.00	Oct 29, 2005
D. Copeland	96,000	3.4%	$0.48	$0.48	Dec 20, 2004
D. Copeland	120,000	4.2%	$2.00	$2.00	Oct 29, 2005

The stock options exercised by the Named Executive Officers during the financial year ended October 31, 2003 and the values of such options at the end of such year were as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
R. Thiessen	100,000	47,000	$466,000/ $0	$435,920/ $0
J. Mason	100,000	47,000	$466,000/ $0	$435,920/ $0
D. Copeland	100,000	47,000	$466,000/ $0	$435,920/ $0

Others

Other than the foregoing, the aggregate value of other compensation (including benefits) paid by the Company and its subsidiaries to executive officers of the Company did not exceed the lesser of $10,000 times the number of executive officers and 10% of the cash compensation paid to executive officers during the financial period ended October 31, 2003.

Pension Plans

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to any of the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

On December 11, 2002, an aggregate of 672,000 (96,000 to each of seven directors) incentive options to purchase shares were granted to the directors at an exercise price of $0.48 per share. The options expire on December 20, 2004. The shares traded at a high of $0.56 per share and a low of $0.43 per share during the 30 day period preceding the date of grant of the options. The options were issued pursuant to the Company’s Share Option Plan. The Share Option Plan was approved by disinterested shareholders at the Company’s annual general meeting held on April 23, 2002.

On October 29, 2003, an aggregate of 840,000 (120,000 to each of seven directors) incentive options to purchase shares were granted to the directors at an exercise price of $2.00 per share. The options expire on October 21, 2005. The shares traded at a high of $1.86 per share and a low of $0.85 per share during the 30 day period preceding the date of grant of the options. The options were issued pursuant to the Company’s Share Option Plan.

Commencing November 1, 2003, each director of the Company is paid an annual director’s fee of $2400 (paid quarterly) and an additional fee of $600 for each directors' meeting attended. Each director who is a member of a committee receives $2400 for each committee of which he or she is a member, and a further fee of $600 for each committee meeting attended.

Securities Held By Insiders

As at March 31, 2003 the directors and officers of Anooraq and their affiliate held as a group, directly and indirectly, owned or controlled an aggregate of 4,138,613 common shares (12.8%) and hold options and warrants to acquire an additional 4,030,000 common shares. To the knowledge of the directors and officers of Anooraq, as at such date, there were no persons exclusive of directors and officers holding more than 10% of the issued common shares.

C.              Board Practices

All directors were re-elected at the April 23, 2003 annual general meeting and have a term of office expiring at the next annual general meeting of Anooraq to be held on May 21, 2004. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no arrangements under which directors were compensated by Anooraq and its subsidiaries during the financial year ended October 31, 2003 for their services in their capacity as directors and consultants except as herein disclosed. For the year ended October 31, 2003, Anooraq compensated its directors directly and indirectly for services by paying them an aggregate of $291,306, excluding the amount paid to Mr. David Copeland’s private companies, CEC Engineering Ltd and Geologie Baie James

Ltee. Anooraq paid $56,548 to the private engineering company owned by David J. Copeland for engineering and geological services provided during the year.

On October 29, 2003, an aggregate of 840,000 (120,000 to each of seven directors) incentive options to purchase shares were granted to the directors at an exercise price of $2.00 per share. The options expire on October 21, 2005. The shares traded at a high of $1.85 per share and a low of $0.85 per share during the 30 day period preceding the date of grant of the options. The options were issued pursuant to the Company’s Share Option Plan

Walter Segsworth, Glen Gamble and Robert Hildebrand are members of the Company’s audit committee. The audit committee is elected annually by the directors of Anooraq at the first meeting of the board held after Anooraq’s annual general meeting. Its primary function is to review the financial statements of the company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. The Company has no remuneration committee.

D.              Employees

At March 31, 2004, Anooraq had no employees, and contracted staff on an as-need basis. Anooraq’s functions are primarily administered through Hunter Dickinson Inc. (see Item 7).

E.              Share Ownership

As at March 31, 2004, an aggregate of 4,510,000 Shares have been reserved for issuance pursuant to the following employee, director, executive officer and service provider stock options:

(a) Incentive Options

			Exercise
	Grant Date	Expiry Date	Price	Total
Employees and consultants	July 31, 2002	October 29, 2004	$0.84	150,000
	December 11, 2002	December 20, 2004	$0.48	43,000
	March 30, 2003	March 30, 2005	$0.85	50,000
	May 8, 2003	May 9, 2005	$0.50	3,500
	July 9, 2003	July 29, 2005	$0.60	64,000
	September 5, 2003	September 8, 2005	$0.85	100,000
	October 29, 2003	October 21, 2005	$2.00	715,000
	November 25, 2003	October 21, 2005	$2.00	72,500
				1,198,000

Directors and Officers	July 31, 2002	October 29, 2004	$0.84	1,800,000
	December 11, 2002	December 20, 2004	$0.48	672,000
	October 29, 2003	October 21, 2005	$2.00	840,000
				3,312,000

Total at March 31, 2004				4,510,000

During fiscal 2003, 1,206,000 options were exercised with proceeds of $720,090 at an average price of $0.60 per share.

(b) Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to Anooraq to act in the best interests of Anooraq, Anooraq has adopted a Share Incentive Plan (the "Plan"). The Plan was originally approved by shareholders at Anooraq’s annual general meeting held on April 21, 1998, and a resolution increasing the number of shares available for issuance under the Plan was approved by shareholders on April 23, 2003 (the "2003 Plan"). Under the 2003 Plan, a total of 6,450,000 shares of Anooraq were reserved for share incentive options to be granted at the discretion of Anooraq’s board of directors to eligible optionees (the "Optionees"). As of March 31, 2004, a total of 4,510,000 share incentive options are outstanding under the Plan of which 3,312,000 options have been granted to insiders, and 5,000 shares remain available for issuance to future Optionees.

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

Material Terms of the Plan

The following is a summary of the material terms of the 2003 Plan

(a)	all options granted under the 2003 Plan are non-assignable and non-transferable and are up to a period of 10 years;

(b)
for stock options granted to employees or service providers (inclusive of management company employees), Anooraq is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Anooraq or of any of its subsidiaries;

(c)
The Company has a share purchase option approval plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and non-employees. The exercise price of each option can be set equal to or greater than the closing price of the common shares on the TSX Venture on the day prior to the date of the grant of the option less the applicable discount according to TSX Venture policy. An option has a maximum term of ten years and terminates 30 days following the termination of the optionee’s employment, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management’s discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is done at the discretion of the Board at the time the options are granted; and

(d)
the minimum exercise price of an option granted under the 2003 Plan must not be less than the closing price for Anooraq’s common shares as traded on the TSX Venture on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX Venture of up to 25% (depending on the price at the time of grant).

Anooraq has obtained "disinterested" shareholders' approval and therefore under TSX Venture policy:

  the number of options granted to Insiders of Anooraq may exceed 10% of Anooraq’s outstanding listed shares;

  the aggregate number of options granted to Insiders of Anooraq within a one year period may exceed 10% of Anooraq’s outstanding listed shares; and

  the number of options granted to any one Insider and such Insider’s associates within a one year period may exceed 5% of Anooraq’s outstanding listed shares but always subject to the aggregate limit of 6,450,000 shares.

Disinterested Shareholder Approval ("DSA")

"Disinterested shareholder approval" means the approval by a majority of the votes cast by all shareholders of Anooraq at the shareholders’ meeting excluding votes attached to listed shares beneficially owned by "Insiders" of Anooraq (generally officers and directors) to whom the DSA Options have been granted under the 2003 Plan and Associates of those Insiders.

ITEM 7                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.              Major Shareholders

Anooraq’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Anooraq does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Anooraq is not directly or indirectly owned or controlled by a corporation or foreign government. As of March 31, 2004, Anooraq had authorized 200,000,000 common shares without par value of which 54,108,607 were issued and outstanding.

As of March 31, 2004, the only registered holders of 5% or more of the common shares of Anooraq were brokerage clearing houses.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Anooraq's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Anooraq's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of March 31, 2004,

	Number of
	registered
	shareholders of	Number of	Percentage of
Location	record	shares	total shares
Canada	94	48,141,627	89.0%
United States	34	3,798,099	7.0%
Other	12	2,168,881	4.0%
	140	54,108,607

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.              Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Anooraq or its predecessors during the year ended October 31, 2003 except as follows:

(a)
Hunter Dickinson Inc. ("HDI"), is one of the largest independent mining exploration groups in North America and as of March 31, 2004, employs or retains on a substantially full-time basis, twenty-five geoscientists (of which nine are professional geologists/PGeo, and five are geological engineers/PEng and two are PhDs), six licensed professional mining, mechanical or civil engineers (PEng), seven accountants (including four CAs and two CMAs) and twenty administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec, and Yukon) and internationally in Brazil, Chile, the United States, Mexico and South Africa. HDI allocates the cost of staff input into projects such as the Platreef Project based on the time records of the personnel involved. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are retained by such participating company. However a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice. HDI is managed by the directors of the Company, who are generally the controlling directors of the other corporate participants in the arrangements with of HDI.

(b)
Geological Management and Administration Services Agreement dated for reference the 31st day of December, 1996 pursuant to which HDI provides geological, corporate development management and administrative services to, and incurs third-party costs on behalf of, the Company on a full cost recovery basis believed by the Company’s management to be at a cost that is competitive with arm’s length suppliers. During the fiscal year ended October 31, 2003 the Company paid or incurred $1,281,758 to HDI for services pursuant to this Agreement.

No director or officer of the Company has been indebted to the Company at any time during the last three fiscal years.

C.              Interests of Experts and Counsel

Not applicable.

ITEM 8                 FINANCIAL INFORMATION

A.              Consolidated Statements and Other Financial Information

See "Item 17 Financial Statements".

Legal Proceedings

Anooraq is not involved in any litigation or legal proceedings and to Anooraq’s knowledge, no material legal proceedings involving Anooraq or its subsidiaries are to be initiated against Anooraq. Anooraq is subject to arbitration proceedings in connection with its agreement with Africa Minerals Ltd as described in Item.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Anooraq are being retained for exploration of its projects.

B.              Significant Changes

There have been no significant changes to the business of Anooraq since October 31, 2003.

ITEM 9                 THE OFFER AND LISTING

A.              Offer and Listing Details

Trading Markets

	TSX Venture: ARQ – trading in Canadian dollars		OTCBB: ARQRF and AMEX: ANO – trading in United States dollars

	High	Low	High	Low
	($)	($)	($)	($)
Annual
2004 (to March 31, 2004)	4.18	2.18	3.18	1.67
2003	2.20	0.40	1.65	0.28
2002	1.01	0.41	1.01	0.28
2001	0.82	0.44	0.525	0.32
2000	2.10	0.42
1999	1.10	0.35
1998	1.05	0.28

By Quarter
Calendar 2002
First Quarter	0.65	0.41	0.41	0.35
Second Quarter	0.94	0.55	0.65	0.37
Third Quarter	1.01	0.53	1.01	0.33
Fourth Quarter	0.60	0.41	0.38	0.25

Calendar 2003
First Quarter	0.66	0.43	0.43	0.17
Second Quarter	0.75	0.53	0.50	0.35
Third Quarter	0.74	0.40	0.53	0.29
Fourth Quarter	2.20	0.66	1.65	0.62

Calendar 2004
First Quarter	2.75	1.60	3.18	1.23

	TSX Venture: ARQ – trading in Canadian dollars		OTCBB: ARQRF and AMEX: ANO – trading in United States dollars

	High	Low	High	Low
	($)	($)	($)	($)
Monthly
March 2004	3.50	2.61	2.46	1.96
February 2004	3.30	2.41	2.51	1.83
January 2004	4.18	2.18	3.18	1.67
December 2003	2.47	1.98	1.91	1.45
November 2003	2.75	1.60	2.13	1.23
October 2003	2.20	0.85	1.65	0.62

B.              Plan of Distribution

Not applicable.

C.              Markets

The shares of Anooraq have traded in Canada on the TSX Venture Exchange (successor Exchange to the Canadian Venture and Vancouver Stock Exchanges) since September 24, 1987 (symbol-ARQ), and in the USA on the OTCBB (symbol ARQRF). On March 15, 2004, the Company commenced trading on the American Stock Exchange under the symbol ANO and ceased trading on the OTCBB.

D.              Selling Shareholders

Not applicable.

E.              Dilution

Not applicable.

F.              Expenses of the Issue

Not applicable.

ITEM 10                 ADDITIONAL INFORMATION

A.              Share Capital

Anooraq’s share capital consists of one class only, namely common shares without par value, of which 200,000,000 shares are authorized and 54,108,607 common shares without par value are issued and outstanding as of March 31, 2004. Note 7 of the accompanying audited financial statements provides details of all share issuances effected by Anooraq in the issue price per share for the four previous fiscal years. There are no shares of Anooraq that are held by or on behalf of Anooraq. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Anooraq rank pari passu for the payment of any dividends and distributions in the event of a windup. A summary of Anooraq’s dilutive securities (convertible or exercisable into common shares) is as follows:

(a) Warrants

The following share purchase warrants are outstanding as of the date hereof. All warrants were issued as part of unit private placements comprising a share and a warrant. All warrants are non-transferable.

No. of Warrants(1)	Exercise Price	Expiry Date
5,333,334 (investors)	$2.50	June 1, 2005(2)

Notes:

(1)	Each warrant is exercisable into one common share of Anooraq.
(2)	Subject to accelerated expiry.

Other Potential Share Issuances

A summary of Anooraq’s diluted share capital is as follows:

(a)	issued as of March 31, 2004	54,033,607
(b)	options outstanding	4,510,000
(c)	warrants outstanding	5,333,334
(d)	Shares potentially issuable to MSA (1)	87,500

	Total	63,964,441

Notes:

(1)	Potentially issuable under a Heads of Agreement between MSA Projects (Pty) Limited and Plateau Resources (Pty) Limited.

(2)	Excludes shares to be issued in connection with the Agreements with Pelawan (See Ga-Pasha Project in Item 4) See Item 6E for information regarding Anooraq’s Share Incentive Plan.

B.              Memorandum and Articles of Association

Anooraq’s Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 262963. A copy of the Articles of Association was filed with Anooraq’s initial registration on Form 20-F filed in March 2000.

Objects and Purposes

Anooraq’s Articles of Incorporation do not specify objects or purposes. Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities (for example, operating as a trust company or railroad) without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Anooraq’s articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is determined annually by shareholders at the annual Shareholders meeting and all directors are elected at that time, there are no staggered directorships. Under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors’ compensation is not a matter on which they must abstain. Under the articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual general meeting. Directors automatically retire at the commencement of each annual meeting subject to being re-elected.

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

Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Anooraq’s articles or under the BCCA.

Directors’ borrowing powers are not restricted but the directors may not authorize Anooraq to provide financial assistance where Anooraq is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Anooraq in order to qualify as directors.

Changes to Rights of Common Shareholders

Changes to the articles and memorandum of Anooraq require a "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some corporate changes including amalgamation with another company, sale of substantially all of Anooraq’s assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and Anooraq elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a prominent notice of the dissent right. Dissent provisions governed by the BCCA and not by the articles of the Company.

Shareholders Meetings

Shareholders meetings are only peripherally governed by the articles of the Company with most shareholder protections contained in the Securities Act (British Columbia) and the BCCA. The articles provide that Anooraq will hold an annual general meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day period from initial public notice that Anooraq makes a thorough advanced search of intermediary and brokerage registered shareholdings to ascertain location of beneficial shareholders so that materials can be sent, the form and content of information circulars and proxies and like matters typically governed by such securities legislation. This legislation specifies the disclosure requirements for various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters. Anooraq must hold an annual shareholders meeting within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at that meeting.

Redemption

Anooraq has no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights applicable to Anooraq which provide a right to any person to participate in offerings of Anooraq’s securities

Liquidation

All common shares of Anooraq participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Anooraq’s Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls".)

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

Change in Control

Anooraq has not implemented any shareholders’ rights or other "poison pill" protection against possible take-overs. Anooraq does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

Share Ownership Reporting

The articles of Anooraq do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Anooraq’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Anooraq but the British Columbia Securities Act requires disclosure of trading by insiders including holders of 10% of voting shares within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

C.              Material Contracts

Anooraq’s material contracts ( See Item 19) are:

(a)	Amended Share Incentive Plan dated for reference April 22, 1999 (filed with Form 20-F on March 13, 2000);

(b)	Sale and Assignment Agreement dated for reference the 18th day of October, 1999 related to the Platreef Project (see Items 1 and 2) (filed with Form 20-F on March 13, 2000);

(c)	Geological Management and Administration Services Agreement dated for reference December 31, 1996 (filed with Form 20-F on March 13, 2000);

(d)	Joint Venture Agreement between Potgietersrust Platinums Limited and Plateau dated November 25, 2003.

(e)	Share Exchange Agreement between Pelawan and Anooraq made as of January 21, 2004;

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Anooraq on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Anooraq does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Anooraq’s relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Anooraq was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Anooraq. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Anooraq was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds Cdn$192 million. A non-Canadian would acquire control of Anooraq for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Anooraq unless it could be established that, on the acquisition, Anooraq was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Anooraq will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a) an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

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

E.              Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management's understanding, summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm’s length with Anooraq, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Anooraq will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Anooraq’s voting shares). Anooraq will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of Anooraq’s issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. Management of Anooraq believes that the value of Anooraq’s Common Shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

Based on management’s discussions with its professional advisors, it believes the following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Anooraq. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Anooraq should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Anooraq, based upon their individual circumstances.

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

Distribution on Common Shares of Anooraq

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Anooraq are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Anooraq has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Anooraq, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Under current Treasury Regulations, dividends paid on Anooraq’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Anooraq’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Anooraq may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Anooraq will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Anooraq should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Anooraq

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Anooraq equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Anooraq. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Anooraq will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Anooraq’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Anooraq’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Anooraq may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Anooraq does not actually distribute such income. Anooraq does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Anooraq will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Anooraq’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Anooraq is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Anooraq may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Anooraq does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Anooraq will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Anooraq appears to have been a PFIC for the fiscal year ended October 31, 1999, and at least certain prior fiscal years. In addition, Anooraq expects to qualify as a PFIC for the fiscal year ending October 31, 2000 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Anooraq is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

A U.S. Holder who elects to treat Anooraq as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Anooraq qualifies as a PFIC on his pro rata share of Anooraq’s (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Anooraq’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Anooraq is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Anooraq qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Anooraq is a controlled foreign corporation, the U.S. Holder’s pro rata share of Anooraq’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Anooraq’s first tax year in which Anooraq qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Anooraq in which Anooraq is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Anooraq’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Anooraq.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Anooraq (i) which began after December 31, 1986, and (ii) for which Anooraq was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Anooraq is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then Anooraq will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Anooraq common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Anooraq as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Anooraq included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of Anooraq will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Anooraq common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Anooraq are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Anooraq common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Anooraq is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

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

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Anooraq (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Anooraq (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Anooraq and does not dispose of its common shares. Anooraq strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Company common shares while Anooraq is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Anooraq is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Anooraq ("United States Shareholder"), Anooraq could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Anooraq which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Anooraq attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Anooraq does not believe that it currently qualifies as a CFC. However, there can be no assurance that Anooraq will not be considered a CFC for the current or any future taxable year.

F.              Dividends and Paying Agents

Not applicable.

G.              Statement by Experts

Not applicable.

H.              Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Anooraq, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Anooraq at 604-684-6365, attention Shirley Main. Copies of Anooraq’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

I.              Subsidiary Information

Anooraq has two subsidiary companies incorporated in the Cayman Island and one incorporated in South Africa. The articles of these companies do not have unusual provisions which would adversely affect Anooraq’s ability to exercise control over them as their parent company.

ITEM 11                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)         Transaction Risk and Currency Risk Management

Anooraq’s operations do not employ financial instruments or derivatives which are market sensitive and Anooraq does not have financial market risks.

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

(e)         Commodity Price Risk

While the value of Anooraq’s resource properties can always be said to relate to the price of platinum group metals and the outlook for same, Anooraq does not have any operating mines and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM 12                 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.              Debt Securities

Not applicable.

B.              Warrants and Rights

Not applicable. (Anooraq’s warrants are non-transferable and no market exists for them. Anooraq has issued no rights.)

C.              Other Securities

Not applicable.

D.              American Depositary Shares

Not applicable.

PART II

ITEM 13                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15                 [RESERVED]

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of October 31, 2003, being the date of the Company's most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, Ronald W. Thiessen, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended October 31, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(b)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16                 AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES, AND EXEMPTIONS

A.              Audit Committee Financial Expert

The Board of Directors has determined that Mr. Walter Segsworth is a member of the audit committee who qualifies as a “financial expert” based on his experience. Mr. Segsworth is "independent", as the term is defined by the American Stock Exchange, which is a national securities exchange.

B.              Code of Ethics

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics is appended as an exhibit to this Form 20-F.

C.              Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services:

	Year ended	Year ended
	October 31,	October 31,
Services:	2003	2002
Audit services	$7,500	$7,500
Audit- and review- related services	–	–
Tax services	–	1,750
All other services	–	–
	$7,500	$9,250

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

As 2003 was the first year of the audit committee pre-approval process, only the audit and the tax services rendered in the year ended October 2003 were pre-approved by the audit committee.

D.              Exemptions from Listing Standards for Audit Committees

Not applicable.

E.              Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17                 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)
Auditors’ Reports on the consolidated balance sheets as at October 31, 2003, and 2002, and the consolidated statements of operations and deficit, and cash flows for each of the three years ended October 31, 2003, 2002, and 2001;

(2)	Consolidated balance sheets as at October 31, 2003, and 2002;

(3)	Consolidated statements of operations and deficit for each of the three years ended October 31, 2003, 2002 and 2001;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Notes to the consolidated financial statements;

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

Exhibits attached as an Appendix to the initial Form 20-F filed in March 2000 are as follows:

Type of Document	Description
1	Certificate of Incorporation, Memorandum and Articles of the Company

3A.1	Amended Share Incentive Plan dated for reference April 22, 1999

3B.1	Loan Facility Agreement with Option to Purchase Shares dated as of January 21, 2000 and related Shareholders Agreement

3B.2	Sale and Assignment Agreement dated for reference the 18th day of October 1999 (See Item 2 "Description of Properties")

3B.3	Agency Agreement dated December 21, 1999. (See Item 2 "Description of Properties – 1999 Financing")

3A.2
Geological Management and Administration Services Agreement dated for reference December 31, 1996 (See Item 13 "Interest of Management in Certain Transactions" (Filed with Annual Report on Form 20-F dated April 30, 2001)

3B.4	Letter Agreement dated May 29, 2001 between the Company and Pinnacle Resources Inc. to supersede the Loan Facility Agreement of January 21, 2000 (see Item 4)

The following exhibits were filed with Form 20-F Annual Report dated 2001:

3B.5	Letter Agreement dated May 29, 2001 between the Company and Pinnacle Resources Inc. to supersede the Loan Facility Agreement of January 21, 2000 (see Item 4)

The following exhibits were filed with Form 20-F Annual Report dated 2002:

3B.6	Letter Agreement dated August 28, 2001 between the Company and Pinnacle Resources Inc. respecting the Platreef Property to supersede the May 29, 2001 letter agreement

The following exhibits are filed with this Form 20-F Annual Report:

3B.7	Joint Venture Agreement between PPL and Plateau dated November 25, 2003

3B.8	Share Exchange Agreement between Pelawan and Anooraq made as of January 21, 2004

3A.3	Code of Ethics

12.1	CEO Section 302 Certification

12.2	CFO Section 302 Certification

13.1	Section 906 Certification

SIGNATURES

Anooraq certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANOORAQ RESOURCES CORPORATION

Per:

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer, and Secretary

DATED:	April 26, 2004