Form 20-F/A
period 2003-10-31
ANOORAQ RESOURCES CORP
filed 2004-05-03
CIK 1028277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

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

ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 31, 2003, 2002 AND 2001

(Expressed in Canadian Dollars)

D E  V I S S E R   G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Anooraq Resources Corporation

We have audited the consolidated balance sheets of Anooraq Resources Corporation as at October 31, 2003 and 2002, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended October 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period ended October 31, 2003 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 9, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated February 9, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 9, 2004

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian dollars)

		As at October 31
	note	2003	2002

Assets

Current assets
Cash and equivalents		$5,414,398	$3,005,236
Amounts receivable	4	164,499	310,423
Prepaid expenses		60,819	53,035
		5,639,716	3,368,694

Amounts receivable	4	–	119,285
Equipment	5	16,990	37,627
Mineral property interests	6	4,200,000	4,200,000

		$9,856,706	$7,725,606

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	8(b)	$528,277	$92,114

Shareholders' equity
Share capital	7	25,086,863	20,048,474
Contributed surplus	7(c)	485,962	–
Deficit		(16,244,396)	(12,414,982)
		9,328,429	7,633,492

Continuing operations	1
Subsequent events	12

		$9,856,706	$7,725,606

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

		Years ended October 31
	note	2003	2002	2001

Expenses
Conference and travel		$180,613	$119,392	$75,990
Consulting		100,974	193,902	23,785
Depreciation		–	1,461	1,345
Exploration (see schedule)		1,972,659	976,087	1,444,583
Foreign exchange (gain)		(19)	(23,740)	–
Interest (income)		(46,060)	(38,341)	(40,982)
Legal, accounting and audit		32,657	82,253	68,922
Office and administration		125,128	73,039	29,854
Property investigations		6,088	–	30,025
Salaries and benefits		402,989	459,249	135,224
Shareholders communications		193,835	500,039	42,055
Stock based compensation (note 7(c))		477,087	–	–
Trust and filing		17,539	20,755	27,071
Write-off of amounts receivable	4,8(c)	365,924	–	–
Loss for the year		$3,829,414	$2,364,096	$1,837,872

Loss per share	3(f)	$(0.11)	$(0.08)	$(0.11)

Weighted average number of
common shares outstanding		34,126,372	28,901,132	16,756,330

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended October 31
	2003	2002	2001

Deficit, beginning of year	$(12,414,982)	$(10,050,886)	$(8,213,014)
Loss for the year	(3,829,414)	(2,364,096)	(1,837,872)
Deficit, end of year	$(16,244,396)	$(12,414,982)	$(10,050,886)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended October 31
Cash provided by (used for):	2003	2002	2001

Operating activities
Loss for the year	$(3,829,414)	$(2,364,096)	$(1,837,872)
Items not involving cash
Depreciation	–	1,461	1,345
Depreciation included in exploration expenses	20,637	16,738	–
Stock-based compensation (note 7(c))	485,962	–	–
Amounts receivable written off	365,924	–	–
Mineral properties written off	–	1	–
Shares issued for property option and
assignment agreements	203,125	–	255,000
Changes in non-cash operating working capital
Amounts receivable	(100,715)	64,354	(2,785)
Prepaid expenses	(7,784)	(22,523)	–
Accounts payable and accrued liabilities	436,163	(138,191)	28,110
	(2,426,102)	(2,442,256)	(1,556,202)

Investing activities
Purchase of equipment	–	–	(54,366)

Financing activities
Issuance of common shares for cash, net of costs	4,835,264	3,339,571	3,356,214

Increase in cash and equivalents	2,409,162	897,315	1,745,646
Cash and equivalents, beginning of year	3,005,236	2,107,921	362,275
Cash and equivalents, end of year	$5,414,398	$3,005,236	$2,107,921

Supplementary information
Non-cash financing and investing activities:
Shares issued for deferred mineral property
acquisition costs	$203,125	$–	$4,200,000

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Years ended October 31
	2003	2002	2001

Assays and analysis	$207,939	$33,768	$18,404
Depreciation	20,637	16,738	–
Drilling	308,552	55,446	–
Engineering	111,177	142,846	83,332
Environmental and socioeconomic	63,142	42,701	38,409
Geological and consulting	611,875	425,225	128,935
Graphics	32,772	65,124	43,813
Property fees and assessments	286,073	39,143	347,038
Site activities	218,116	100,914	681,102
Transportation	112,376	54,182	103,550
Incurred during the year, to statement of operations	1,972,659	976,087	1,444,583
Cumulative expenditures, beginning of year	6,017,288	5,041,201	3,596,618
Cumulative expenditures, end of year	$7,989,947	$6,017,288	$5,041,201

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

1.

Continuing operations

The Company is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral properties. The Company has pursued mineral property interests in Canada, and Mexico but since 1999 the Company has focused exclusively on mineral interests located in the Republic of South Africa with particular attention on the Bushveld Complex (note 6).

As at the date of these consolidated financial statements, the Company has not yet identified a body of commercial grade ore on any of its properties. The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to address any environmental, regulatory or other issues which may arise in the course of developing the property.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

Basis of presentation and principles of consolidation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Company’s wholly-owned Mexican and Cayman Islands subsidiaries, and Plateau Resources (Proprietary) Limited (“Plateau”) located in the Republic of South Africa. All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

(b)	Equipment Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

(c)

Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

(d)

Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital.

(e)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(f)

Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Diluted loss per share is not presented as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(g)

Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

(h)

Translation of foreign currencies

All of the Company’s foreign operations are integrated. Monetary assets and liabilities of the Company’s integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the year. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are expensed.

(i)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values and rates for the depreciation, as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(j)

Stock-based compensation

The Company has a share option plan which is described in note 7(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after November 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards. Consideration paid by employees upon the exercise of stock options is credited to share capital. The Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards (note 7(c)).

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(k)	Comparative figures Certain of the prior years’ comparative figures have been restated to conform with the presentation adopted for the current year.

4.	Amounts receivable Amounts receivable comprise the following:

	October 31,	October 31,
	2003	2002
Employee expense advances	$1,589	$1,589
Hunter Dickinson Inc., and subsidiaries (note 8)	–	10,637
Mainland Exploration Limited Partnership (note 8)	–	242,516
Value-added taxes recoverable	162,910	174,966
	164,499	429,708
Less: non-current portion	–	(119,285)
	$164,499	$310,423

Value-added taxes recoverable includes amounts recoverable in respect of Mexican Impuesto Al Valor Agregado (“IVA”) from years ranging back to 1998. As the collectibility of these amounts is uncertain, the Company has written off $120,000 as unrecoverable, in the current year.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Write-off of amounts receivable consists of:

		2003	2002
	Mainland Exploration Limited Partnership (note 8)	$242,516	$–
	Accrued interest	3,408	–
	Value-added taxes recoverable	120,000	–
		$365,924	$–

5.	Equipment

		October 31, 2003			October 31, 2002
			Accumulated	Net book		Accumulated	Net book
		Cost	depreciation	value	Cost	depreciation	value
	Office	$30,421	$30,089	$332	$30,421	$24,321	$6,100
	Vehicles	68,769	52,111	16,658	68,769	37,242	31,527
		$99,190	$82,200	$16,990	$99,190	$61,563	$37,627

6.	Mineral property interests

	Mineral Property Acquisition Costs	Year ended	Year ended
		October 31, 2003	October 31, 2002
	Platreef Properties, South Africa
	Balance, beginning of the year	$4,200,000	$–
	Incurred during the year	–	4,200,000
	Balance, end of year	$4,200,000	$4,200,000

	See Consolidated Statements of Exploration Expenses.

(a)

Northern Limb of the Bushveld Complex, Republic of South Africa

Platreef

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Northern Limb of the Bushveld Complex in South Africa.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc., subsequently renamed Hinterland Metals Inc. (“Hinterland”), pursuant to which Anooraq would issue shares in stages to Hinterland, to a maximum of 875,000 shares, as it proceeded with investments in Plateau. To October 31, 2003, 378,500 shares had been issued to Hinterland under this agreement. Subsequent to the year end, on November 13, 2003, the Company issued 400,000 common shares to Hinterland as full and final settlement under this agreement.

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein 766 LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited (the "Heads of" Agreement). The option requires staged issuances totalling 500,000 common shares of the Company (412,500 shares issued to October 31, 2003) and aggregate cash payments of US$350,000 (of which US$36,750 and Cdn$15,000 have been paid).

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

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the 4,000 outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercisable at $0.70 until August 28, 2003. These warrants were exercised in their entirety in July 2003.

In April 2002, the Company acquired the Noord Holland 775 LR farm (1,229 hectares) from the South African Department of Mines and Energy, bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares.

Reitfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. (“AML”), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS farm (“Rietfontein”). Under the terms of this agreement, AML must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (year one completed) to obtain the right to form a 50/50 joint venture

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of AML's exploration activities. The Company and AML are currently in discussions over these matters, both outside of and within an ongoing arbitration process, pursuant to the terms of the earn-in agreement.

Rustenburg

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited (“Rustenburg”), a subsidiary of Anglo American Platinum Corporation Limited (together “Anglo Platinum”), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex, South Africa. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling South African Rand ("ZAR") 25 million within five years. The Company is required to spend ZAR 2.5 million in year one (which has been completed), ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five.

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

Drenthe Overysel

Subsequent to the year end, on November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Limited.. (“PPRust”), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together “Anglo Platinum”). The Joint Venture was formed to explore and develop platinum group metals (“PGM”), gold and nickel mineralization on the Drenthe farm and the adjacent northern portion of the Overysel farm. Drenthe and Overysel are located on the Northern Limb of the Bushveld Complex, about 250 km north of Johannesburg.

The objective is to explore and develop a large-scale, open pit deposit, utilizing nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company is contributing its rights to the Drenthe farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and the Witrivier farm if the deposit extends north on to Witrivier. PPRust is contributing its rights to the northern portion of the Overysel farm which lies south of and contiguous to the Drenthe farm.

Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture (“the JV”) to explore Drenthe and the northern portion of the Overysel farm for a period of up to five years. During the period, Anooraq will operate exploration programs, and spend up to ZAR12.35 million on behalf of the JV. Anooraq will then have the

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study (“BFS”).

Once the BFS has been completed, the parties, by agreement, proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation the Joint Venture interest allotted to Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. During development, the JV will be seeking a Black Economic Empowerment business partner to participate in the project, with the JV partners dividing the remaining interest. Should Anooraq decide not to proceed, then Anglo Platinum shall have the option to acquire Plateau’s interest at the aggregate of the net present value of exploiting Plateau’s mineral rights as a stand alone mining operation by applying an agreed discount rate as determined in the BFS and all Exploration Expenditure incurred by Plateau up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, it remains entitled to dilute to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill to a maximum of 15%.

Anglo Platinum has undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum has recently completed construction of a new PGM smelter at Polokwane, located about 80 km east of Drenthe.

(b)

Eastern Limb of the Bushveld Complex, Republic of South Africa

Ga-Phasha Project

In January 2004, subsequent to the year end, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited (“Pelawan”), a South African private company, would combine their respective Platinum Group Metals ("PGM") assets, comprising the Company's Northern Limb PGM projects and Pelawan’s 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Paschaskraal, Klipfontein, De Kamp and Avoca – covering an area of approximately 9,700 hectares.

The Ga-Phasha Project is a Black Economic Empowerment (“BEE”) joint venture based on an existing agreement in principle between Anglo American Platinum Corporation Limited Group ("Anglo Platinum") and a BEE partner, Pelawan, pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb. Pelawan will receive a participation interest equal to 50% of the Ga-Phasha Project and the remaining 50% participation interest in the Project will be held by Anglo Platinum.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Pursuant to the terms of the agreement between the Company and Pelawan, the Company will acquire Pelawan’s rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the “Consideration Shares”) and a cash payment of not more than ZAR 9.25 million. The number of Consideration Shares to be issued takes into account the potential dilutive effect of financings to be undertaken in the future to develop PGM mines at Ga-Phasha and at Drenthe Overysel such that Pelawan's initial ownership of 63% of the issued and outstanding Anooraq Shares shall remain at a minimum of 52% ownership of Anooraq on a going-forward basis, establishing and maintaining Anooraq's status as a BEE company. Further, the dilution calculation allows for Consideration Shares having an aggregate value of $10 million to be sold by Pelawan during the twelve-month period subsequent to the closing. Of the remaining Consideration Shares, approximately 89 million shares (“the Lock-up Shareholding”) will be held in escrow for the lesser of six years from the date of issuance or until twelve months after the commencement of commercial production from the Ga-Phasha Project. Under South African legislation yet to come into effect, and as specified in the agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52% of the issued and outstanding shares of Anooraq.

Anooraq has undertaken to meet the independence and corporate governance requirements of senior stock exchanges and regulatory agencies in North America for the Anooraq Board of Directors at the time of closing, scheduled for April 22, 2004. To that end, the Board shall be comprised of nine persons – three independents, and three from each of the current Boards of Anooraq and Pelawan. The independent board members are yet to be determined, but shall be chosen in the following manner: one by Anooraq, one by Pelawan and one jointly.

The proposed transaction constitutes a “reverse take-over” under the policies of the TSX Venture Exchange. The April 22, 2004 closing requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum, and approvals by the shareholders of both Pelawan and Anooraq.

(c)

La Dicha Property, Mexico

During 1998, the Company acquired an option to purchase a 100% interest in the La Dicha property, located near Chilpancingo, Mexico, in consideration for total payments of US$500,000 (of which US$30,000 has been paid) and the issuance of 350,000 common shares of the Company in stages over four years. Subsequent to the date of the agreement and in contravention of its terms, the property vendor failed to maintain adequate title to five of the fourteen concessions and ownership of these concessions reverted to the Mexican government, which subsequently granted them to third parties pursuant to a public auction during the 1999 fiscal year. The Company terminated all payments to the property vendor during the 1999 fiscal year. The Company's remaining ownership interests, which were carried at a nominal value of $1, lapsed during the 2002 fiscal year and accordingly, were expensed in the 2002 fiscal year.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

7.	Share capital

(a)	Authorized share capital Authorized share capital consists of 200,000,000 common shares without par value.

(b)	Issued share capital

			Number of
	Common shares issued and outstanding	Price	Shares	Dollar Amount
	Balance, October 31, 2001		27,384,880	$16,708,903
	Issued during 2002:
	Share purchase options exercised	$0.50	14,500	7,250
	Share purchase options exercised	$0.60	7,000	4,200
	Warrants exercised	$0.70	4,482,800	3,137,960
	Private placement, August 2002, net of issue costs	$0.80	259,283	190,161
	Balance, October 31, 2002		32,148,463	$20,048,474
	Issued during 2003:
	Shares issued for property option	$0.75	270,833	203,125
	Share purchase options exercised	$0.60	1,206,000	720,090
	Warrants exercised	$0.72	5,138,876	3,435,560
	Private placement, May 2003, net of issue costs	$0.52	1,400,000	679,614
	Balance, October 31, 2003		40,164,172	$25,086,863

(c)

Share Option Plan

Under the terms of the shareholder-approved Share Option Plan, the Company at October 31, 2003 had reserved up to 6,450,000 share options that are grantable to employees, consultants and directors at the discretion of the Board of Directors.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

As at October 31, 2003, 5,200,000 share purchase options were outstanding of which 4,677,500 had vested with optionees. These options were exercisable at prices ranging from $0.48 to $2.00 per share, as follows:

	Option	Number of
Expiry date	price	options
November 21, 2003	$0.60	100,000
October 29, 2004	$0.84	2,264,000
December 11, 2004	$0.48	843,500
May 9, 2005	$0.50	3,500
July 29, 2005	$0.60	264,000
September 8, 2005	$0.85	100,000
September 30, 2005	$0.85	50,000
October 21, 2005	$2.00	1,575,000
		5,200,000

Subsequent to October 31, 2003, 632,500 options were exercised for proceeds of $428,640.

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted to non-employees during the period have been reflected in the statement of operations as follows:

Exploration
Engineering	$120
Environmental, socioeconomic and land	210
Geological	8,545
8,875
Operations	477,087
Total compensation cost recognized in operations,
credited to contributed surplus	$485,962

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Had the Company used the fair value method to determine compensation cost for directors, officers and employees, the Company's loss, basic loss per share, and diluted loss per share for the nine months ended October 31, 2003 would have been as follows:

			Diluted
		Basic loss	loss per
	Loss	per share	share
As reported	$(3,829,414)	$(0.11)	$(0.11)
Estimated fair value of non-cash stock-based
compensation to directors, officers and employees	(491,558)	(0.01)	(0.01)
Pro forma	$(4,320,972)	$(0.12)	$(0.12)

The weighted-average assumptions used to estimate the fair value of options granted during the period were:

Risk free interest rate	3%
Expected life	2 years
Expected volatility	40%
Expected dividends	nil

			Contractual
	Weighted		weighted
	average		average
Option continuity schedule	exercise	Number of	remaining life
	price	options	(years)
Balance, October 31, 2001	$0.59	1,619,000	1.62
Granted	$0.83	2,439,000
Exercised	$0.53	(21,500)
Expired or cancelled	$0.59	(280,000)
Balance, October 31, 2002	$0.75	3,756,500	1.59
Granted	$1.35	2,852,000
Exercised	$0.60	(1,206,000)
Expired	$0.56	(88,500)
Cancelled	$0.68	(114,000)
Balance, October 31, 2003	$1.12	5,200,000	1.36

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

(d)	Share purchase warrants The continuity of share purchase warrants is as follows:

Note Reference	7(f)	6(a)	7(e)	7(g)
Expiry date	August 3,	August 28,	December 21,	December 27,
	2002	2003	2003	2003
Exercise price	$0.70	$0.70	$0.85	$0.88	TOTAL
Balance, October 31, 2001	4,797,800	4,500,000	3,692,718	–	12,990,518
Issued	–	–	–	259,283	259,283
Exercised	(4,482,800)	–	–	–	(4,482,800)
Expired	(315,000)	–	–	–	(315,000)
Balance, October 31, 2002	–	4,500,000	3,692,718	259,283	8,452,001
Exercised	–	(4,500,000)	(592,000)	(46,876)	(5,138,876)
Balance, October 31, 2003	–	–	3,100,718	212,407	3,313,125

Subsequent to October 31, 2003, 3,313,125 warrants were exercised for proceeds of $2,801,750.

(e)

Share purchase warrants

On December 10, 2002, the Company extended the expiry date of 3,692,718 warrants for an additional year to December 21, 2003, with the exercise price unchanged at $0.85. In October 2003, 592,000 of these warrants were exercised. The remaining 3,100,718 warrants were exercised subsequent to the year end.

(f)

Equity financing, August 2001

On August 13, 2001, the Company completed a $3.1 million equity financing consisting of 4,797,800 units at a price of $0.65 per unit, of which 2,473,700 units were brokered. Each unit comprised one common share and one share purchase warrant exercisable to purchase an additional share at a price of $0.70 until August 3, 2002. In the fiscal year 2002, 4,482,800 share purchase warrants were exercised and the remaining 315,000 warrants expired unexercised.

(g)

Equity financing, August 2002

On August 27, 2002, the Company completed a $207,426 private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company’s shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $1.32. In October 2003, 46,876 of these warrants were exercised. The remaining 212,407 warrants were exercised subsequent to the year end.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

(h)	Equity financing, May 2003 On May 27, 2003, the Company completed a private placement financing consisting of 1,400,000 common shares at a price of $0.52 per share.

(i)

Financing subsequent to October 31, 2003

On December 29, 2003, the Company completed a $20,000,000 private placement financing of 9,523,810 units at a price of $2.10 per unit. Each unit was comprised of one common share and a one-half common share purchase warrant exercisable at $2.50 per common share until June 1, 2005. The agents received 571,429 warrants each exercisable into one common share at $2.50 per common share until June 1, 2005. The warrants are subject to an accelerated expiry of 30 days if the Company’s shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $5.00

8.	Related party transactions

		Years ended October 31
Services rendered by:	Reference	2003	2002	2001
Hunter Dickinson Inc.	(a)	$1,281,758	$1,143,295	$896,550
Hunter Dickinson Group Inc.	(a)	28,722	58,296	–

			October 31,	October 31,
			2003	2002
Balances receivable (payable):
Hunter Dickinson Inc.	(b)		$(235,305)	$10,637
Mainland Exploration Limited Partnership	(c)		–	242,516

(a)
Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)
The balances receivable (payable) to HDI have resulted from advances against future work or from HDI providing periodic short-term working capital advances to the Company. These balances are included within amounts receivable (note 4) or accounts payable and accrued liabilities on the consolidated balance sheets.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

(c)
Mainland Exploration Limited Partnership (“Mainland”) is a limited partnership that had provided merger, acquisition, financing and other corporate services to the Company and invests in exploration properties. Certain directors of the Company were also directors of Mainland’s general partner. Mainland received 200,000 shares of the Company in exchange for the assignment to the Company of the October 1999 agreement to acquire Plateau Resources (Proprietary) Limited (note 6). The Company had also advanced Mainland $201,000 to October 31, 2000 and this amount, plus interest accrued at prime rate plus 1% compounded semi-annually, remains currently outstanding. During the year ended October 31, 2003, the Company determined that the amount receivable from Mainland was likely uncollectible. Accordingly, the amount receivable was expensed in the current year.

9.

Income taxes

As at October 31, 2003, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered more likely than not, that these amounts will be utilized.

Non capital losses, expiring in various periods to 2010	$4,949,000
Capital losses carried forward	931,000
Total losses available	$5,880,000

10.	Segmented information The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic segment disclosures are as follows:

2003	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$1,972,659	$1,972,659

Loss for the year	(1,672,726)	(128,681)	(2,028,007)	(3,829,414)

Interest income	43,978	–	2,082	46,060

Total assets	5,387,584	41,911	4,427,211	9,856,706

Equipment	–	–	16,990	16,990

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

2002	Canada	Mexico	South Africa	Total

Exploration expenditures	$–	$–	$976,087	$976,087

Loss for the year	(1,408,153)	(6,789)	(949,154)	(2,364,096)

Interest income	37,780	–	561	38,341

Total assets	3,082,376	161,143	4,482,087	7,725,606

Equipment	–	–	37,627	37,627

2001	Canada	Mexico	South Africa	Total

Exploration expenditures	$–	$–	$1,444,583	$1,444,583

Loss for the year	(253,698)	(21,224)	(1,562,950)	(1,837,872)

Interest income	39,760	–	1,222	40,982

Total assets	2,390,902	216,612	4,280,808	6,888,322

Equipment	1,460	–	54,366	55,826

11.	Differences between Canadian and United States Generally Accepted Accounting Principles

(a)  Mineral property costs

The Company’s policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

(b)  Stock options

Under U.S. GAAP, compensation cost would be considered for all fiscal years presented in respect to all stock options granted, requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, consideration of such costs has only been required in respect to the Company’s 2003 fiscal year.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account all stock options granted. Further, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price. The policies of the TSX Venture Exchange permit the issuance of options with exercise prices discounted up to 25% from the closing market value at the date of granting. Such a discount, if provided option holders, would give rise to a compensation expense under U.S. GAAP as noted above. However, the Company has to date only granted stock options without vesting periods and only where the exercise price is based on the fair value of the stock at the date of the grant and, accordingly, under U.S. GAAP, would not have recognized any compensation costs.

See note 7(c) for a summary of the changes in the Company’s share options for the 2002 and 2001 fiscal years.

12.	Subsequent Events In addition to items mentioned elsewhere in these notes, subsequent to October 31, 2003, the Company

	•	completed a $20 million private placement equity financing (note 7(i))

	•	reached a settlement agreement with Hinterland Metals Inc. by the issuance of 400,000 common shares (note 6(a))

	•	announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Ltd. regarding the Drenthe and Overysel properties (note 6(a))

	•	announced that it had entered into an agreement with Pelawan Investments (Pty) Limited regarding the Ga-Phasha property (note 6(b))

	•	issued 632,500 shares pursuant to the exercise of stock options (note 7(c))

	•	issued 3,313,125 shares pursuant to the exercise of warrants (note 7(d))

ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 31, 2002, 2001 AND 2000

(Expressed in Canadian Dollars)

D E  V I S S E R   G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Anooraq Resources Corporation

We have audited the consolidated balance sheets of Anooraq Resources Corporation as at October 31, 2002 and 2001, and the consolidated statements of operations, deficit, cash flows and exploration costs for each of the years in the three year period ended October 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three year period ended October 31, 2002 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ DeVisser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 6, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 6, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

/s/ DeVisser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 6, 2003

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian dollars)

		As at October 31
	note	2002	2001

Assets

Current assets
Cash and equivalents		$3,005,236	$2,107,921
Amounts receivable	4	310,423	378,062
Prepaid expenses		53,035	30,512
		3,368,694	2,516,495

Amounts receivable	4	119,285	116,000
Equipment	5	37,627	55,826
Mineral property interests	6	4,200,000	4,200,001

		$7,725,606	$6,888,322

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	8(b)	$92,114	$230,305

Shareholders' equity
Share capital	7	20,048,474	16,708,903
Deficit		(12,414,982)	(10,050,886)
		7,633,492	6,658,017

Continuing operations	1
Subsequent events	7,12

		$7,725,606	$6,888,322

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

		Years ended October 31
	note	2002	2001	2000

Revenue
Interest		$38,341	$40,982	$48,783

Expenses
Conference and travel		119,392	75,990	62,943
Consulting		193,902	23,785	19,893
Depreciation		1,461	1,345	4,289
Exploration (statement)		976,087	1,444,583	3,511,612
Foreign exchange (gain)		(23,740)	–	–
Legal, accounting and audit		82,253	68,922	74,447
Office and administration		73,039	29,854	29,020
Property investigations		–	30,025	19,576
Salaries and benefits		459,249	135,224	99,443
Shareholders communications		500,039	42,055	48,085
Trust and filing		20,755	27,071	7,430
		2,402,437	1,878,854	3,876,738

Loss for the year		$(2,364,096)	$(1,837,872)	$(3,827,955)

Loss per share	2(g)	$(0.08)	$(0.11)	$(0.29)

Weighted average number of
shares outstanding		28,901,132	16,756,330	13,420,750

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended October 31
	2002	2001	2000

Deficit, beginning of year	$(10,050,886)	$(8,213,014)	$(4,385,059)
Loss for the year	(2,364,096)	(1,837,872)	(3,827,955)
	$(12,414,982)	$(10,050,886)	$(8,213,014)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Exploration Expenses
(Expressed in Canadian Dollars)

	Years ended October 31
	2002	2001	2000

Assays and analysis	$33,768	$18,404	$357,588
Drilling	55,446	–	392,999
Engineering	159,584	83,332	338,883
Environmental and socioeconomic	42,701	38,409	41,061
Exploration advances	–	–	87,674
Geological and consulting	425,225	128,935	882,064
Graphics	65,124	43,813	149,368
Property fees and assessments	39,143	347,038	384,409
Site activities	100,914	681,102	607,202
Transportation	54,182	103,550	270,364
Incurred during the year, to statement of operations	976,087	1,444,583	3,511,612
Cumulative expenditures, beginning of year	5,041,201	3,596,618	85,006
Cumulative expenditures, end of year	$6,017,288	$5,041,201	$3,596,618

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended October 31
Cash provided by (used for):	2002	2001	2000

Operating activities
Loss for the year	$(2,364,096)	$(1,837,872)	$(3,827,955)
Items not involving cash
Depreciation	1,461	1,345	4,289
Depreciation included in exploration expenses	16,738	–	–
Mineral properties written off	1	–	–
Shares issued for property option and
assignment agreements	–	255,000	342,975
Changes in non-cash operating working capital
Amounts receivable	64,354	(2,785)	(211,362)
Prepaid expenses	(22,523)	–	–
Funds in trust	–	–	180,000
Accounts payable and accrued liabilities	(138,191)	28,110	134,725
	(2,442,256)	(1,556,202)	(3,377,328)

Investing activities
Purchase of equipment	–	(54,366)	(4,034)

Financing activities
Issuance of common shares for cash, net of costs	3,339,571	3,356,214	3,269,607

Increase (decrease) in cash and equivalents	897,315	1,745,646	(111,755)
Cash and equivalents, beginning of year	2,107,921	362,275	474,030
Cash and equivalents, end of year	$3,005,236	$2,107,921	$362,275

Supplementary information
Non-cash financing and investing activities:
Shares issued for deferred mineral property
acquisition costs	$–	$4,200,000	$–
Sale of equipment at net book value for
settlement of related party debt	$–	$–	$43,271

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

1.

Continuing operations

The Company is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral properties. The Company has pursued mineral property interests in Canada, Mexico and the Republic of South Africa and is currently focusing its attention on the Platreef Property, located on the Bushveld Complex in South Africa (note 6).

As at the date of these consolidated financial statements, the Company has not yet identified a body of commercial grade ore on any of its properties. The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to address any environmental, regulatory or other issues which may arise in the course of developing the property.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

Basis of presentation and principles of consolidation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Company’s wholly-owned Mexican and Cayman Islands subsidiaries, and Plateau Resources (Proprietary) Limited (“Plateau”) located in the Republic of South Africa. All material intercompany balances and transactions have been eliminated.

3.

Significant accounting policies

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital.

No expense is recorded when share purchase warrants or options are issued for services rendered or other consideration.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is not presented as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

Translation of foreign currencies

All of the Company’s foreign operations are integrated. Monetary assets and liabilities of the Company’s integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are expensed.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values and rates for the depreciation of equipment. Actual results could differ from these estimates.

Comparative figures

Certain of the prior years’ comparative figures have been restated to conform with the presentation adopted for the current year.

4.	Amounts receivable Amounts receivable comprise the following:

	Years ended October 31

	2002	2001

Employee expense advances	$1,589	$20,531
Farallon Resources Ltd. (note 8)	–	52,439
Hunter Dickinson Inc., and subsidiaries (note 8)	10,637	54,716
Mainland Exploration Limited Partnership (note 8)	242,516	223,535
Value-added tax rebates, net of non-current portion
of $119,285 (2001 – $ 116,000)	55,681	26,841
	$310,423	$378,062

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

5.	Equipment

		October 31, 2002			October 31, 2001
			Accumulated	Net book		Accumulated	Net book
		Cost	depreciation	value	Cost	depreciation	value

	Office	$30,421	$24,321	$6,100	$28,033	$15,761	$12,272
	Vehicles	68,769	37,242	31,527	68,769	25,215	43,554

		$99,190	$61,563	$37,627	$96,802	$40,976	$55,826

6.	Mineral property interests

Mineral Property Acquisition Costs	Years ended October 31
	2002	2001

Platreef Property, South Africa
Balance, beginning of the year	$4,200,000	$–
Incurred during the year	–	4,200,000
Balance, end of the year	4,200,000	4,200,000

La Dicha Property, Mexico	–	1
	$4,200,000	$4,200,001
See Consolidated Statements of Exploration Expenses.

(a) Platreef Property, Bushveld Complex, Republic of South Africa

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Bushveld Complex in South Africa.

Under the share purchase agreement Anooraq was to acquire a 70% interest in Plateau by investing $10,000,000 for exploration of the properties over a four-year period. In the event Anooraq elected to acquire the full 100% interest in Plateau, a second stage transaction would provide that Anooraq would then acquire the remaining 30% interest by purchasing it from Pinnacle in consideration of issuing common shares of Anooraq such that Pinnacle would hold 30% of Anooraq's outstanding share capital after the transaction, subject to certain adjustments.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc. (“Gladiator”), pursuant to which Anooraq would issue shares in stages to Gladiator as it proceeded with investments in Plateau. In addition, during fiscal year 2000, a 200,000 common share fee was paid to a related party for facilitating the settlement and acquisition. To October 31, 2002, 378,500 shares had been issued to Gladiator under this agreement.

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein 766 LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Pty) Limited (the "Heads of" Agreement). The option requires staged issuances totalling 500,000 common shares of the Company (141,667 shares issued to October 31, 2002, with an additional 125,000 shares issued subsequent to the year end, on November 1, 2002) and aggregate cash payments of US$350,000 (of which US$19,750 has been paid) and Cdn$15,000 (which has been paid).

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the 4,000 outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. Until the earlier of August 28, 2003 or the date on which Pinnacle ceased to hold at least 20% of Anooraq’s outstanding common shares, which occurred in fiscal 2002, these shares were subject to a monthly resale limit of $97,000 in aggregate market value, a right of first refusal in favour of the Company in respect to block sales of greater than 500,000 shares, and a call option which allowed the Company to re-purchase up to 350,000 shares per calendar quarter to a maximum of 700,000 shares per calendar year. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercisable at $0.70 until August 28, 2003.

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

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. (“AML”), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in Anooraq’s 2,900 hectare Rietfontein 2KS farm (“Rietfontein”). Under the terms of this agreement, AML must spend a minimum of Cdn$750,000 in each of the ensuing two years (completed year 1 obligation) to obtain the right to form a 50:50 joint venture with Plateau on Rietfontein. As a further condition of the agreement, an AML affiliate participated to the extent of $520,000 in the Company’s August 2001 $3.1 million private placement equity financing (note 7(f)). A finder’s fee of 300,000 common shares is due and payable in relation to this joint venture transaction, pending TSXV approval upon receipt of adequate project expenditure documentation from AML.

In April 2002, the Company acquired the Noord Holland 775 LR farm (1,229 hectares) from the South African Department of Mines and Energy, bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares.

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited (“Rustenburg”), a subsidiary of Anglo Platinum Corporation (“Anglo Platinum”), for the right to acquire up

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex, South Africa. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling South African Rand ("ZAR") 25 million within five years. The Company is required to spend ZAR 2.5 million in year one, ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five. When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company’s interest.

(b) La Dicha Property, Mexico

During 1998, the Company acquired an option to purchase a 100% interest in the La Dicha property, located near Chilpancingo, Mexico, in consideration for total payments of US$500,000 (of which US$30,000 has paid) and the issuance of 350,000 common shares of the Company in stages over four years. Subsequent to the date of the agreement and in contravention of its terms, the property vendor failed to maintain adequate title to five of the fourteen concessions and ownership of these concessions reverted to the Mexican government, which subsequently granted them to third parties pursuant to a public auction during the 1999 fiscal year. The Company terminated all payments to the property vendor during the 1999 fiscal year. The Company's remaining ownership interests, which were carried at a nominal value of $1, lapsed during the year and accordingly, were expensed in the current year.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

7.	Share capital (a) Authorized share capital The Company’s authorized share capital consists of 100,000,000 common shares without par value. (b) Issued share capital

		Number of
Common shares issued and outstanding	Price	Shares	Dollar Amount

Balance, October 31, 2000		14,182,413	$8,897,689
Issued during fiscal 2001
Share purchase options exercised	$0.43	14,000	6,020
Share purchase options exercised	$0.50	2,000	1,000
Share purchase options exercised	$0.50	490,000	254,800
Warrants exercised	$0.85	82,000	69,700
Private placement, net of issue costs	$0.65	4,797,800	3,024,694
Shares issued for property acquisition	$0.56	7,500,000	4,200,000
Shares issued for property option	$0.75	141,667	106,250
Shares issued for property assignment	$0.85	175,000	148,750
Balance, October 31, 2001		27,384,880	$16,708,903
Issued during 2002
Share purchase options exercised	$0.50	14,500	7,250
Share purchase options exercised	$0.60	7,000	4,200
Warrants exercised	$0.70	4,482,800	3,137,960
Private placement, net of issue costs	$0.70	259,283	190,161
Balance, October 31, 2002		32,148,463	$20,048,474

Subsequent to October 31, 2002, the Company issued 125,000 common shares pursuant to the “Heads of" Agreement (note 6(a)) and issued 4,000 common shares pursuant to the exercise of options.

(c) Share Incentive Plan

Under the terms of the shareholder-approved Share Incentive Plan, the Company at October 31, 2002 had reserved up to 5,475,000 share options that are grantable to employees, consultants and directors at the discretion of the Board of Directors.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

As at October 31, 2002, 3,756,500 share purchase options were outstanding (of which 464,000 share purchase options had not yet vested with optionees), exercisable at prices ranging from $0.50 to $0.84 per share, as follows:

	Option	Number of
Expiry date	price	options
December 6, 2002 (1)	0.50	52,500
February 12, 2003 (2)	0.56	4,000
March 9, 2003 (1)	0.66	25,000
June 11, 2003	0.62	11,000
September 11, 2003	0.54	75,000
October 30, 2003	0.60	1,175,000
November 21, 2003	0.60	100,000
October 29, 2004	0.84	2,314,000
		3,756,500

(1)	Expired unexercised subsequent to year end.
(2)	On February 11, 2003, 4,000 options were exercised at $0.56.

			Contractual
	Weighted		weighted
	average		average
Option continuity schedule	exercise	Number of	remaining
	price	options	life (years)
Balance, October 31, 2000	$0.83	1,493,000	1.00
Granted	$0.59	1,398,000
Expired or cancelled	$0.63	(1,272,000)
Balance, October 31, 2001	$0.59	1,619,000	1.62
Granted	$0.83	2,439,000
Exercised	$0.53	(21,500)
Expired or cancelled	$0.59	(280,000)
Balance, October 31, 2002	$0.75	3,756,500	1.59

Subsequent to year end, on January 10, 2003, 856,000 options at a price of $0.48 were granted to employees, consultants, directors and officers of the Company.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

(d) Share purchase warrants The continuity of share purchase warrants is as follows:

Note Reference	7(e)	7(f)	7(f)	6(a)
Expiry date	December 21	August 3	December 27	August 28
	2003	2002	2003	2003

Exercise price	0.85	0.70	0.88	0.70	TOTAL
Balance,
October 31, 2000	3,774,718	–	–	–	3,774,718
Issued	–	4,797,800	–	4,500,000	9,297,800
Exercised	(82,000)	–	–	–	(82,000)
Balance
October 31, 2001	3,692,718	4,797,800	–	4,500,000	12,990,518
Issued	–	–	259,283	–	259,283
Exercised	–	(4,482,800)	–	–	(4,482,800)
Expired	–	(315,000)	–	–	(315,000)
Balance
October 31, 2002	3,692,718	–	259,283	4,500,000	8,452,001

(e) Share purchase warrants

On December 13, 2000, the Company extended the expiry date of 3,774,718 outstanding share purchase warrant, exercisable at $0.85 per share, from December 21, 2000 to December 21, 2001. The exercise price remained unchanged. On December 7, 2001, the Company extended the expiry date of the remaining outstanding warrants to December 21, 2002, with the exercise price unchanged at $0.85.

Subsequent to the year end, on December 10, 2002, the Company extended the expiry date of these warrants for an additional year to December 21, 2003, with the exercise price unchanged at $0.85.

(f) Equity financings

On August 13, 2001, the Company completed a $3.1 million equity financing consisting of 4,797,800 units at a price of $0.65 per unit, of which 2,473,700 units were brokered. Each unit comprised one common share and one share purchase warrant exercisable to purchase an additional share at a price of $0.70 until August 3, 2002.

During the current fiscal year, 4,482,800 share purchase warrants were exercised and the remaining 315,000 warrants expired unexercised.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

On August 27, 2002, the Company completed a $207,426 private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company’s shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $1.32.

8.	Related party transactions

		Years ended October 31
Services rendered by:	Ref	2002	2001	2000
Hunter Dickinson Inc.	(a)	$1,143,295	$896,550	$1,225,659
Hunter Dickinson Group Inc.		58,296	–	–

			As at October 31
			2002	2001
Balances receivable (payable):
Hunter Dickinson Inc.	(b)		$10,637	$54,716
Mainland Exploration Limited Partnership	(c)		242,516	223,535
Amarc Resources Ltd.	(d)		–	(42,057)
Farallon Resources Ltd.	(d)		–	52,439

(a)
Hunter Dickinson Inc. (“HDI”) and its wholly–owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)
The balances receivable (payable) to HDI have resulted from advances against future work or from HDI providing periodic short-term working capital advances to the Company. These balances are included within amounts receivable (note 4) or accounts payable and accrued liabilities on the consolidated balance sheets.

(c)
Mainland Exploration Limited Partnership (“Mainland”) is a limited partnership that had provided merger, acquisition, financing and other corporate services to the Company and invests in exploration properties. Certain directors of the Company are also directors of Mainland’s general partner. Mainland received 200,000 shares of the Company in exchange for the assignment to the Company of the October 1999 agreement to acquire Plateau Resources (Pty) Limited (Platreef Property – note 6). The Company had also advanced Mainland $201,000 to October 31, 2000 and this amount, plus interest accrued at prime rate plus 1% compounded semi-annually, remains currently outstanding.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

(d)
Amarc Resources Ltd. and Farallon Resources Ltd. are public companies with certain directors in common with the Company. Balances with these companies are included in amounts receivable or accounts payable and accrued liabilities and have arisen primarily as a result of payments made in the normal course of business to common suppliers by one company on behalf of the other. These balances are non–interest bearing. The balances receivable (payable) to Amarc and Farallon were settled during the year.

9.

Income taxes

As at October 31, 2002, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered likely that these amounts will be utilized.

The following non-capital losses, approximately, are available to reduce future taxable income:

Expiry Date
2003	$205,000
2004	292,000
2005	70,000
2006	300,000
2007	247,000
2008	829,000
2009	1,400,000

Total	3,343,000
Capital loss carried forward	931,000
Excess of aggregate tax cost of equipment over net book value	101,000
Total losses and excess equipment tax costs available	$4,375,000

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

10.	Segmented information The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic segment disclosures are as follows:

2002	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$976,087	$976,087
Loss for the year	(1,408,153)	(6,789)	(949,154)	(2,364,096)
Interest income	37,780	–	561	38,341
Total assets	3,082,376	161,143	4,482,087	7,725,606
Equipment	–	–	37,627	37,627

2001	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$1,444,583	$1,444,583
Loss for the year	(253,698)	(21,224)	(1,562,950)	(1,837,872)
Interest income	39,760	–	1,222	40,982
Total assets	2,390,902	216,612	4,280,808	6,888,322
Equipment	1,460	–	54,366	55,826

2000	Canada	Mexico	South Africa	Total
Loss for the year	$(255,139)	$(61,204)	$(3,511,612)	$(3,827,955)
Interest income	37,108	11,675	–	48,783

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2002, 2001, and 2000 (Expressed in Canadian dollars)

11.	Differences between Canadian and United States Generally Accepted Accounting Principles

(a)    Mineral property costs

The Company’s policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

(b)   Stock options

Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, no such cost is recognized.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account all stock options granted. Further, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price. The policies of the Canadian Venture Exchange permit the issuance of options with exercise prices discounted up to 25% from the closing market value at the date of granting. Such a discount, if provided option holders, would give rise to a compensation expense under U.S. GAAP as noted above. However, the Company has to date only granted stock options without vesting periods and only where the exercise price is based on the fair value of the stock at the date of the grant and, accordingly, under U.S. GAAP, would not have recognized any compensation costs.

See note 7(c) for a summary of the changes in the Company’s share options for the 2002 and 2001 fiscal years.

12.	Subsequent events Subsequent to the year end, the Company

(a)	issued 125,000 common shares pursuant to the "Heads of" Agreement (note 6(a)),

(b)	issued 4,000 common shares pursuant to the exercise of options (note 7(b)),

(c)	granted 856,000 options to employees, consultants, directors and officers (note 7(c)), and

(d)	cancelled 77,500 options which expired unexercised (note 7(c)).