Form 20-F
period 2004-12-31
ANOORAQ RESOURCES CORP
filed 2005-07-15
CIK 1028277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fourteen months ended December 31, 2004 (with other information to June 20, 2005 except where noted)

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

     CIK Number 1028277
Commission file number 0-30622

ANOORAQ RESOURCES CORPORATION
(Exact name of Registrant specified in its charter)

NOT APPLICABLE
(Translation of Registrant's name into English)

BRITISH COLUMBIA
 (Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Shares	The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of Anooraq's only class of capital stock as on December 31, 2004:
148,020,407 Common Shares Without Par Value

and the number of outstanding common shares as of June 20, 2005 is 148,070,407

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   ☒  No ☐

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

NOT APPLICABLE

CURRENCY AND EXCHANGE RATES

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in
Canadian Dollars. On June 20, 2005, the Federal Reserve noon rate for Canadian Dollars was US$1.00:
Cdn$1.255 (see Item 3 – "Key Information" for further historical exchange rate information).

T A B L E   O F   C O N T E N T S

PART 1

In this Annual Report on Form 20-F, all references to the "Company" or to "Anooraq" refer to Anooraq Resources Corporation and its subsidiaries, unless the context clearly otherwise requires. Certain terms used herein are defined in the text and others are included in this glossary of terms.

Anooraq uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 - "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of June 20, 2005 and all information included in this document should only be considered correct as of such date.

References to this "Annual Report" are references to this Annual Report on Form 20-F for the fiscal period ended December 31, 2004.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as "anticipates", "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D "Risk Factors", Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company's future operations, plans and timing for its exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company's actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying the Company's predictions. Some of these risks and assumptions include:

•	general economic and business conditions, including changes in interest rates;
•	prices of natural resources, costs associated with mineral exploration and other economic conditions;
•	natural phenomena;
•	actions by government authorities, including changes in government regulation;
•	uncertainties associated with legal proceedings;
•	changes in the resources market;
•	future decisions by management in response to changing conditions;
•	the Company's ability to execute prospective business plans; and
•	misjudgements in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the Securities and Exchange Commission.

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Anglo Platinum	Anglo American Platinum Corporation Limited, a public company incorporated under the laws of South Africa
August 2004 Circular	the management information circular dated August 11, 2004 in respect of the extraordinary general meeting of the Company dated September 10, 2004, available on SEDAR at www.sedar.com;
AMEX	the American Stock Exchange
BEE
Black Economic Empowerment, a strategy aimed at substantially increasing participation by HDP at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the apartheid system in South Africa by seeking to substantially and equitably increase the ownership and management of South Africa's resources by the majority of its citizens and so ensure broader and more meaningful participation in the economy by HDP;

Charter	the Broad Based Socio-Economic Empowerment Charter for the South African mining industry, released in October 2002 and formally published in August 2004
DME	South Africa’s Department of Minerals and Energy
Ga-Phasha Project	the Ga-Phasha PGM Project, a joint venture with Anglo Platinum located on the Eastern Limb of the Bushveld Complex in South Africa
HDI	Hunter Dickinson Inc., a corporation incorporated under the laws of Canada which is a related party to Anooraq
HDP	Historically Disadvantaged Persons, being South Africans (and entities controlled by them) who suffered under the discriminatory practices of the system of apartheid;
Micawber	Micawber 277 (Proprietary) Limited, a private company incorporated under the laws of South Africa and which holds the mineral title in respect of the Ga-Phasha Project
Mineral Development Act	the Mineral and Petroleum Resources Development Act, 2002 (South Africa)
Pelawan	Pelawan Investments (Proprietary) Limited, a private company incorporated under the laws of South Africa
Pelawan RTO Share	the Share Exchange Agreement between Pelawan and Anooraq made as of
Exchange Agreement	January 21, 2004 and as amended from time to time
Pelawan RTO Shareholders Agreement	the Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004
Pelawan Trust
the trust established in accordance with a Trust Deed dated September 2, 2004, the present trustees of which are Deneys Reitz Trustees (Proprietary) Limited, Tumelo Moathlodi Motsisi and Asna Chris Harold Motaung

PGM	platinum group metals
Plateau	Plateau Resources (Proprietary) Limited, a corporation incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Anooraq
Platreef Project	the Platreef PGM Project located on the Northern Limb of the Bushveld Complex in South Africa, which includes the Kwanda JV, the Boikgantsho JV, and the Rietfontein and Central Block properties
PPRust	Potgietersrust Platinum Limited, a private company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum
Royalty Bill
the Mineral and Petroleum Royalty Bill, placed before the parliament of South Africa as a money bill by the South African Minister of Finance on March 10, 2003 in relation to proposed royalties to be levied by the state in respect of mining rights

RPM or Rustenburg	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum
SARB	the Exchange Control Department of the South African Reserve Bank
South Africa	the Republic of South Africa
Thusong Project	the Thusong Platinum Mine Joint Venture located on the Western Limb of the Bushveld Complex in South Africa
TSXV	TSX Venture Exchange Inc.

ZAR	South African Rand, the currency of South Africa.

Geological/Exploration Terms

Farm	A term commonly used in South Africa to describe the area of a mineral interest.
Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth's crust.
Feldspathic	Containing feldspar as a principal ingredient.
Gabbro	Course grained mafic igneous rock.
Mafic	Composed of dark ferromagnesian minerals.
Mineral Deposit	A deposit of mineralization that may or may not be ore. Ore is determined by a full feasibility study.
Mineral Symbols	Pt – Platinum; Pd – Palladium; Au – Gold; Ag – Silver; Cu – Copper; Cr – Chromium; Ni – Nickel; Pb – Lead; Rh – Rhodium; Ru – Ruthenium.
Mineralized Material
A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other materials factors conclude legal and economic feasibility. "Mineralized material" does not include materials classed as "inferred", a classification that is acceptable under Canadian regulations (see "Resource Category (Classification) Definitions" below).

Norite	A coarse-grained plutonic rock in which the chief constituent is basic plagioclase feldspar (labradorite) and the dominant mafic mineral is orthopyroxene (hypersthene).
Pyroxenite	A medium or coarse-grained rock consisting essentially of pyroxene, a common rock-forming mineral.

Resource Category (Classification) Definitions

mineral reserve
Industry Guide 7 – "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" of the Securities and Exchange Commission defines a 'reserve' as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

mineral resource
Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") defines a "Mineral Resource" as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an

Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 – "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" of the Securities and Exchange Commission does not define or recognize resources. As used in this Form 20-F, "resources" are as defined in NI 43-101.

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

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 KEY INFORMATION

A.           Selected Financial Data

The following table presents selected financial data for the Company for the last five fiscal periods. This information should be read in conjunction with the consolidated financial statements included elsewhere in this document.

The Company’s annual financial statements have been audited by its current independent registered public accounting firm, KPMG LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 11 to the annual financial statements provides descriptions of the principal differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to the Company and a reconciliation to US GAAP of the Company's financial statements.

The selected financial data is presented in Canadian dollars and in accordance with Canadian GAAP and United States GAAP.

CONSOLIDATED BALANCE SHEET DATA

(Thousands of Canadian dollars,
except per share amounts)	As at
	December 31,	October 31,	October 31,	October 31,	October 31,
Balance Sheet Data	2004	2003	2002	2001	2000
Total assets	$26,026	$9,857	$7,726	$6,888	$887
Total liabilities	2,959	528	92	230	202
Share capital and contributed surplus	52,338	25,573	20,048	16,709	8,898
Deficit	(29,272)	(16,244)	(12,415)	(10,051)	(8,213)

(Thousands of Canadian dollars,
except per share amounts)	As at
	December 31,	October 31,	October 31,	October 31,	October 31,
Period End Balances	2004	2003	2002	2001	2000
Working capital	$14,179	$5,111	$3,277	$2,402	$682
Equipment, net	198	17	38	56	3
Mineral property interests	10,075	4,200	4,200	4,200	–
Shareholders' equity	23,067	9,328	7,633	6,658	685
Number of shares outstanding	148,020,407	40,164,172	32,148,463	27,384,880	14,182,413

No cash or other dividends have been declared.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

(Thousands of Canadian dollars,
except per share amounts)	For the fiscal period ended
	December 31,	October 31,	October 31,	October 31,	October 31,
Statement of Operations Data	2004	2003	2002	2001	2000
Investment and other income	$486	$46	$38	$41	$49
General and administrative expenses	4,612	1,903	1,426	316	365
Write down of mineral property
interests and investments	–	–	–	–	–
Exploration expenditures	8,901	1,973	976	1,445	3,512
Loss	(13,027)	(3,829)	(2,364)	(1,838)	(3,828)
Loss per common share	(0.18)	(0.11)	(0.08)	(0.11)	(0.29)

Notes:

See Item 17 for accompanying consolidated financial statements reconciled to United States generally accepted accounting principles for further details.

Annual Exchange Rates

The following table sets out the exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of United States Dollars (USD) into Canadian Dollars (CAD) in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates for such periods.

USD/CAD

	December 31,	October 31,	October 31,	October 31,	October 31,
Fiscal period ended	2004	2003	2002	2001	2000
End of Period	1.20	1.32	1.56	1.59	1.52
Average for Period	1.30	1.44	1.57	1.54	1.49
High for Period	1.38	1.54	1.62	1.59	1.54
Low for Period	1.20	1.32	1.50	1.49	1.45

The following table sets out the exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of Canadian Dollars (CAD) into South African Rand (ZAR) in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates for such periods.

CAD/ZAR

	December 31,	October 31,	October 31,	October 31,	October 31,
Fiscal period ended	2004	2003	2002	2001	2000
End of Period	0.21	0.192	0.156	0.168	0.202
Average for Period	0.20	0.181	0.147	0.190	0.221
High for Period	0.22	0.202	0.168	0.204	0.242
Low for Period	0.20	0.156	0.117	0.166	0.197

Monthly Exchange Rates

The following table sets out the high and low exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of United States Dollars ("USD") into Canadian Dollars ("CAD") in effect at the end of the following months.

USD/CAD

	January	February	March	April	May	June
	2005	2005	2005	2005	2005	2005
Low for the period	1.2003	1.2249	1.2018	1.2151	1.2372	1.2254
High for the period	1.2412	1.2559	1.2438	1.2585	1.2696	1.2571

The following table sets out the high and low exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of Canadian Dollars ("CAD") into South African Rand ("ZAR") in effect at the end of the following months.

CAD/ZAR

	January	February	March	April	May	June
	2005	2005	2005	2005	2005	2005
Low for the period	0.1997	0.2000	0.1910	0.1950	0.1852	0.1802
High for the period	0.2125	0.2133	0.2124	0.2070	0.2087	0.1874

B.           Capitalization and Indebtedness

Not applicable

C.           Reasons for the Offer and Use of Proceeds

Not applicable

D.           Risk Factors

Investment in developmental stage ventures such as Anooraq is highly speculative and subject to numerous and substantial risks.

The Company faces risks in executing its business plan and achieving revenues. The following risks are material risks that the Company faces. The Company also faces the risks identified elsewhere in this Annual Report. If any of these risks occur, the Company's business and its operating results and financial condition could be seriously harmed and the Company may not be able to continue business operations as a going concern.

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

No Ore

The Platreef Project, the Ga-Phasha Project and the Thusong Project are in the exploration as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. Although the Company believes that exploration data available is encouraging, particularly in respect to the Platreef and Ga-Phasha properties, there can be no assurance that commercially mineable ore bodies exist. There is no certainty that any expenditure made in the exploration of the Company's mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company must raise substantial additional funding.

Economic Risk

The likelihood of the future profitability of Anooraq's operations may be significantly affected by changes in the market price of the metals it mines or explores for. The prices of PGM are volatile, and are affected by numerous factors beyond Anooraq's control. The level of interest rates, the rate of inflation, the world supply of PGM and the volatility of exchange rates can all cause fluctuations in these prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of PGM have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and may have a material adverse effect on Anooraq's business, results of operations and financial condition.

Additional Funding Requirements

The further development and exploration of the various mineral properties in which it holds interests is dependent upon Anooraq's ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that Anooraq will be successful in obtaining the required financing.

Mining

Mining operations generally involve a high degree of risk. Anooraq's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams which may result in environmental pollution and consequent liability which will have a material adverse effect on Anooraq's business and results of operation and financial condition.

Government Regulation

The exploration and mining activities of Anooraq are subject to various South African national, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities and mining are also subject to various national, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of certain air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although Anooraq's activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Anooraq's business, results of operation and financial condition.

In March 2003, the Government of South Africa released the Royalty Bill outlining the state's policies with regard to the payment of royalties by mining companies. The Royalty Bill proposes that companies producing PGM pay a royalty of 4% from the sales of those metals. The royalty would be payable on gross revenue. This may reduce the viability of projects undertaken by the Company. The Royalty Bill is presently under discussion and comment. In his annual budget speech on February 18, 2004, the South African Minister of Finance announced that the implementation of the Royalty Bill, even once finalized, will occur only in 2009.

South African Government Empowerment Initiatives

The mining industry in South Africa, where the Company's projects are located, is subject to extensive regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the mining industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which makes the outcome of the legislation uncertain and may cause delays in the regulatory process. A number of significant matters have not been finalized, including the Royalty Bill, as well as legislation dealing with beneficiation. Anooraq cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on its business.

In October 2002, the South African Government enacted the Mineral Development Act that deals with the state's policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is a statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa’s mineral wealth by the inclusion of HDP into the industry. The Mineral Development Act came into effect in May 2004.

The South African Government has stated it will be issuing permits and licenses for prospecting and mining rights to applicants using a "scorecard" approach. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of Anooraq and its operations and financial condition.

Joint Venture Risks

Anooraq holds the bulk of its assets in the form of participation interests of its wholly owned subsidiary, Plateau, in joint ventures. Plateau's interests in these projects are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Anooraq's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters. See Item 4C – "Further Particulars of Anooraq's Properties – The Platreef Project – Location and Property Description - Rietfontein Block" for a discussion of a current dispute with a joint venture partner.

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

Insurance and Uninsured Risks

Anooraq's exploration operations are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Anooraq's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Anooraq maintains insurance to protect against certain risks in such amounts as it considers is reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. Anooraq may also be unable to maintain insurance to cover these risks at economically feasible premiums.

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

Political Risk

Substantially all of the assets of Anooraq are located in a jurisdiction outside of Canada. As a result, it may be difficult for investors in Canada to enforce judgments obtained against Anooraq in Canada.

South Africa has recently undergone major constitutional changes to effect majority rule, and also to effect mineral title. Accordingly, all laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Anooraq. Anooraq's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates, and inflation.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect Anooraq's operations or likelihood of future profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

The political situation in South Africa introduces a certain degree of risk with respect to Anooraq's activities. The Government of South Africa exercises control over such matters as exploration and mining licensing, permitting, exporting and taxation, which may adversely impact on Anooraq's ability to carry out exploration, development and mining activities. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

Competition

The mineral exploration and mining business is competitive in all of its phases. Anooraq competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Anooraq, in the search for and the acquisition of attractive mineral properties. Anooraq's ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Anooraq will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Environmental Risks

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect Anooraq's operations. Environmental hazards may exist on the properties in which Anooraq holds interests which are unknown to Anooraq at present and which have been caused by previous or existing owners or operators of the properties. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, Anooraq's operations and exploration activities are subject to South African national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

Dependence on Key Personnel

Anooraq is dependent on a relatively small number of key employees and contractors, the loss of any of whom could have an adverse effect on Anooraq. The high prevalence of HIV/AIDS in southern Africa could impact negatively on the pool of human resources available to the Company.

Exchange Rate Fluctuations

The Company conducts operations in currencies other than Canadian dollars. Of particular significance is that operations in South Africa are almost entirely paid for in South African rand, which has historically devalued against the United States dollar, but which recently has shown strength against most major world currencies, including the United States dollar. The strength in the South African rand, if it continues, will negatively impact the potential profitability of the Company's mining operations.

The market prices of PGM are typically denominated in United States dollars and, accordingly, the Company's revenues, if any, will be denominated and paid in United States dollars. In contrast, most expenses are and will be payable in the local currency in the jurisdiction where the applicable property is located. As a result, fluctuations in the Canadian dollar against the United States dollar and against each of the local currencies of the jurisdictions where the Company's properties are located could have a material adverse effect on the Company's financial results, which are denominated and reported in Canadian dollars.

Foreign Subsidiaries

Anooraq conducts operations through foreign subsidiaries and joint ventures, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Anooraq's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Anooraq's valuation and stock price.

Anooraq Has No History of Earnings and No Foreseeable Earnings

Anooraq has a long history of losses and there can be no assurance that Anooraq will ever be profitable. Anooraq has paid no dividends on its shares since incorporation, and does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is at the discretion of Anooraq’s board of directors after taking into account many factors including Anooraq’s operating results, financial conditions and anticipated cash needs. Anooraq anticipates that it will retain future earnings and other cash resources for the future operation and development of its business.

Going Concern Assumption

Anooraq’s consolidated financial statements have been prepared assuming Anooraq will continue as a going concern. However, unless ongoing additional funding is obtained this assumption may have to change and Anooraq’s assets may have to be written-down to asset prices realizable in insolvency or distress circumstances.

Anooraq’s Share Price is Volatile

The market price of a publicly traded stock, especially a resource issuer like Anooraq, is affected by many variables not directly related to the exploration success of Anooraq. These include the market for junior resource stocks, the strength of the overall economy, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares suggests Anooraq’s shares will continue to be volatile.

Penny Stock Classification Could Affect the Marketability of the Company's Common Stock and Shareholders Could Find It Difficult to Sell Their Stock

The Company's stock may be subject to "penny stock" rules as defined in Securities and Exchange Act of 1934 rule 3a51-1. The Securities and Exchange Commission has adopted rules which regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASD system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The Company’s common shares may be subject to these penny stock rules, which could have cost implications. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Certain of Anooraq’s Directors and Officers Serve as Directors and Officers of Other Companies

Some of the directors and officers of Anooraq serve as officers and/or directors of other resource exploration companies and are engaged in, and will continue to be engaged in, the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Anooraq. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to Anooraq and their duties to the other companies on whose boards they serve, the directors and officers of Anooraq expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate. The success of Anooraq and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

Likely Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that Anooraq expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Anooraq is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Anooraq. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Anooraq's net capital gain and ordinary earnings for any year in which Anooraq is a PFIC, whether or not Anooraq distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

Significant Potential Equity Dilution

At June 20, 2005, there were 6,133,200 share purchase options of Anooraq outstanding, of which 237,500 options were in-the-money. As a consequence of the passage of time since the date of their original sale and issuance, no options or warrants of Anooraq remain subject to any hold period restrictions in Canada or the United States as of June 20, 2005. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

Dilutive securities represent approximately 4% of Anooraq's issued shares as at June 20, 2005.

ITEM 4 INFORMATION ON THE COMPANY

SUMMARY

A.           History and Development of the Company

1.           Name, Address and Incorporation

Anooraq Resources Corporation was incorporated on April 19, 1983 under the laws of the Province of British Columbia, Canada. The Company was transitioned under the Business Corporations Act on June 11, 2004, on which date the Company altered its Notice of Articles to change its authorized share structure from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

The head office of the Company is located at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092 and the registered office is in care of its Canadian attorneys McCarthy Tétrault LLP at Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, telephone (604) 643-7100, facsimile (604) 643-7900.

2.           Summary Corporate History and Intercorporate Relationships

From 1996 to mid-1999, the Company’s mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African PGM project, the Platreef Project (see Item 4C – "Further Particulars of Anooraq's Properties – The Platreef Project"). The Company has two active Cayman Islands subsidiaries, N1C Resources Inc. ("N1C") and N2C Resources Inc. ("N2C"). These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands, and their use represents a common method for Canadian mining companies to hold foreign resource assets through outside of Canada corporations. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau, a private South African mining corporation purchased by Anooraq on August 28, 2001. Plateau holds the legal rights to the mineral interests ("farms") comprising the Platreef Project.

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan, a private South African company, would combine their respective PGM assets, comprising the Company's PGM projects on the Northern and Western Limbs of the "Bushveld Complex" and Pelawan's 50% participation interest in the Ga-Phasha (previously known as "Paschaskraal") Project on the Eastern Limb of the Bushveld in the Republic of South Africa. The Ga-Phasha property, located approximately 250 kilometres northeast of Johannesburg, has significant mineral resources already outlined as well as excellent additional potential. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber, a private South African corporation owned 50% by Anglo Platinum and 50% by a BEE partner, Pelawan (now the Company, through its wholly owned subsidiary, Plateau), pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb. The Ga-Phasha Project is a 50/50 joint venture between Anooraq's wholly owned South African subsidiary, Plateau, and Rustenburg, a wholly owned subsidiary of Anglo Platinum, governed by, among other things, a shareholders' agreement relating to Micawber entered into on September 22, 2004.

Pursuant to the terms of the Pelawan transaction, which was completed in September 2004 and which constitutes a reverse take-over ("RTO") under the policies of the TSXV, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the "Consideration Shares") and cash payments totalling ZAR 15.7 million. The number of Consideration Shares issued takes into account the potential dilutive effect of financings expected to be undertaken in the future to develop PGM mines, for example on the Ga-Phasha and the Drenthe-North Overysel deposits, such that Pelawan's ownership (initially 63%) of the issued and outstanding shares of Anooraq will remain at a certain minimum level (currently defined as 52%) on a going forward basis to maintain Anooraq as a BEE company, and consequently affording Anooraq with additional opportunities and greater flexibility under South Africa's new mining laws. Further, the dilution calculation allowed for approximately 7.9 million Consideration Shares to be sold by Pelawan during the twelve month period subsequent to the closing, all of which shares were sold by

Pelawan on March 28, 2005. Of the remaining Consideration Shares, approximately 83.3 million shares (the "Lock up Shareholding") must remain held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project. Under the Mineral Development Act, and as specified in the agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52%, in order to ensure that Anooraq retains its classification as a BEE company.

Pursuant to the agreement with Pelawan, the nine positions on the Anooraq board were to be comprised of three independents, and three appointees from each of the current boards of HDI and Pelawan. From HDI, Mr. Ronald W. Thiessen, B.Comm., CA, retained his role as President, Chief Executive Officer and Director, Scott D. Cousens assumed the position of Vice President, Capital Finance and Director, and Robert A. Dickinson, B.Sc., M.Sc., assumed the position of Co-Chairman of the Board of Directors. The three Pelawan appointed directors, two of whom have also assumed positions as officers of the Company, were: Tumelo Motsisi, B.A., LLM, MBA, Deputy Chief Executive Officer, Harold Motaung, B.Sc., MBA, Chief Operating Officer, and Rizelle M. Sampson, former Chief of Staff for the Ministry of Communications, South Africa. The independent members of the board were Popo S. Molefe, PhD., Co-Chairman of the Board of Directors, appointed by Pelawan, Walter Segsworth, P.Eng., who was retained on the board as a nominee of HDI, and Sipho Nkosi, B.Comm, MBA, who was jointly appointed by Pelawan and HDI.

There have been changes since that time, resulting in eleven board positions. Phumzile Langeni, B.Comm., Executive Director, Investor Relations, was appointed to the Anooraq board effective December 9, 2004. Walter T. Segsworth resigned from the Anooraq board effective January 4, 2005. An additional independent Director, David Elliott, B.Comm., CA, was appointed to the Anooraq board as of April 20, 2005, and another independent Director, Wayne Kirk, LLB, was appointed to the Board in July 2005.

Documents incorporated by reference in this Annual Report include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Anooraq, copies of which are available on request from the offices of the Company or on SEDAR at www.sedar.com.

3.           Principal Capital Expenditures and Divestitures

The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2004, October 31, 2003, and October 31, 2002 are as follows:

Amounts Capitalized
Fiscal Year	Platreef Project	Ga-Phasha Project
14 months ended December 31, 2004	–	5,875,000
Year ended October 31, 2003	–	–
Year ended October 31, 2002	–	–
Year ended October 31, 2001	4,200,000	–

B.           Business Overview

1.           Anooraq's Business Strategy and Principal Activities

Anooraq is in the business of acquiring and exploring prospective mineral properties. During 2004, the Company's principal focus was exploration of a PGM prospect on the Drenthe and Witrivier farms (held through its South African subsidiary Plateau) and the northern part of the Overysel Farm (held by a subsidiary of Anglo Platinum) through the Boikgantsho Joint Venture (the "Boikgantsho JV"). The Drenthe and Witrivier farms are portions of the "Platreef Project". The Company also acquired a 50% interest in the Ga-Phasha Project on the Eastern Limb of the Bushveld Complex in 2004, through the transaction with Pelawan (see Item 4A2 – "Summary Corporate History and Intercorporate Relationships"). The area covered by the Boikgantsho and Ga-Phasha Projects is of interest geologically because it is a layered mafic intrusive complex, a geological setting known to be associated with PGM deposits.

Prior to January 2004, Anooraq had mainly focused on the acquisition and exploration of mineral properties (called "farms" in South Africa) on the Northern Limb of the Bushveld Complex, approximately 250 kilometres north of Johannesburg. The Northern Limb has excellent potential for discovery and development of large scale PGM deposits that are amenable to open pit mining. In 2003, programs were carried out in three areas of Anooraq's large land package in the Northern Limb, with promising results from the Drenthe farm and the Rietfontein farm.

Work in 2004 continued to delineate the mineralization within the Platreef horizon on the Drenthe and Witrivier farms and the northern part of the Overysel farm, under the Boikgantsho JV, between Anooraq and a subsidiary of Anglo Platinum. The objective is to advance the project toward feasibility studies. As a result of on-going drilling programs under the Boikgantsho JV, the Company expanded the Drenthe PGM deposit and the newly discovered Overysel North PGM deposit, and announced estimates of the indicated and inferred mineral resources for the deposits in the fourth quarter of fiscal 2004. Preliminary results of metallurgical test work for the deposits were also released.

At the Rietfontein farm, located 25 kilometres to the south, Ivanhoe Platinum and Nickel Ltd. (previously known as African Minerals Ltd.), a private affiliate of Ivanhoe Capital Corporation, is currently carrying out the exploration activities.

As a result of the transaction with Pelawan (see Item 4A2 – "Summary Corporate History and Intercorporate Relationships") in 2004, the Company acquired a 50% interest in the Ga-Phasha Project on the Eastern Limb of the Bushveld Complex. Ga-Phasha has measured, indicated and inferred resources outlined in the UG2 and Merensky reefs. Operations that mine the UG2 and Merensky reefs usually do so by underground methods.

Anooraq also has interests in earlier stage exploration prospects on the Northern Limb (part of the Platreef Project) and the Western Limb of the Bushveld Complex.

Anooraq does not have any operating revenue, although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

The Company does not have any resource properties on which commercial mining operations exist. No ore is known to exist on any of the Company's projects and a great deal of exploration is required before economic feasibility can be considered.

2.           Mining and Exploration in South Africa Generally

The South African mining sector has undergone a series of significant legislative changes in the past few years.

In order to understand these legislative changes, the form of "old order" mineral tenure that currently prevails in South Africa and which will be significantly altered and replaced by a "new order" form of mineral tenure by virtue of such changes must first be discussed.

Old Order Mineral Tenure in South Africa

South African mineral tenure governed primarily by the common law and the Minerals Act 1991 ("Minerals Act"). The South African system of mineral rights developed over many years under a dual system in which some of the mineral rights are owned by the State, and some by private holders. The State controlled the exercise of prospecting and mining rights under the administrative system of prospecting permits and mining authorizations referred to below. Mineral rights were officially registered and were tradable. They have historically been the subject of considerable financial investment that has resulted in the acquisition and registration of rights by prospectors and miners over relevant areas of interest.

Old order mineral rights represent a parcel of rights including the rights to prospect and mine (although the exercise of such rights is subject to authorization under the Minerals Act) together with ancillary rights to do what is reasonably necessary in order to effectively carry on prospecting or mining operations. The holder of mineral rights could grant subordinate rights to prospect under a prospecting contract or grant subordinate rights to mine under a mineral lease or could sell or otherwise dispose of the rights. The mineral rights owner is ordinarily compensated by the exploiter of the minerals for the depletion of the non-renewable resource through the outright purchase of the mineral rights, or (less commonly) through the payment of royalties.

The mineral right owner was not permitted to prospect or mine for minerals without first having obtained a prospecting permit or mining authorization from the State. These licenses were not transferable. They were aimed at controlling prospecting and mining, having regard to considerations of health and safety, environmental rehabilitation and the responsible extraction of the ore. Conversely, a prospecting permit or mining authorization could not be granted unless the applicant was the holder of the relevant mineral right or had acquired the holder's consent to prospect or mine. Reconnaissance work could and did take place without the necessity to hold a permit, provided the work did not fall within the definition of "prospecting" in the Minerals Act.

New Order Mineral Tenure in South Africa

The Mineral Development Act was assented to on October 3, 2002 and came into effect on May 1, 2004. The Mineral Development Act is an ambitious statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa's mineral wealth by the inclusion of Historically Disadvantaged Persons into the industry.

The Mineral Development Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the nation, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. "Use it or lose it" principles will now apply in respect of mineral rights. Provision is made in the Minerals Act for compensation to be paid to any person who is able to establish their property has been expropriated under the Mineral Development Act. On May 3, 2004, the DME announced that it was seeking legal advice on the implications of the Mineral Development Act in light of South Africa's international agreements. Most of the complexity of the new regime lies in the transitional provisions which deal with the conversion of so called "old order" rights to "new order" rights. Private holders of old order mineral rights have limited exclusive time periods to convert these rights to new order rights once the Mineral Development Act has come into effect. Holders of old-order mining rights in respect of which a mining authorization has been granted under the Minerals Act have until April 30, 2009 to lodge their rights for conversion into new order mineral rights. Old order mineral rights in respect of which a prospecting permit has been issued under the Minerals Act to be converted to new order prospecting or mining rights no later than April 30, 2006. All old order rights will continue in force during the conversion period, subject to terms and conditions under which they were granted. Security of tenure will thereafter be guaranteed for a period of up to 5 years with respect to prospecting rights, and up to 30 years with respect to mining rights, subject to a rights holder's ongoing compliance with the conditions of grant.

In order to be able to convert old order rights to new order rights, the holder:

•	must hold the underlying right (to mine or prospect, as the case may be) in terms of the common law or legislation prevailing immediately before May 1, 2004;
•	must hold a mining authorization or prospecting permit, as the case may be, issued in terms of the Minerals Act;
•	must be actively conducting mining or prospecting operations, as the case may be, on the relevant property on May 1, 2004 (that is, the right must not be an "unused old order right");
•	must lodge its old order right for conversion at the relevant office of the DME;
•
for mining rights, is required (under Schedule II, item 7, of the Mineral Development Act) to "give effect to" the BEE and socio-economic objectives set out in Sections 2(d) and (f) of the Mineral Development Act (the "Objectives"); and

•	for mining rights, must submit a prescribed social and labor plan.

If the above requirements have been met, DME must grant the conversion of the old order right to a new order mining right.

In relation to any old order right with respect to which a mining authorization or prospecting permit was not issued, or in respect of which prospecting or mining was not being conducted, on May 1, 2004 (that is, an "unused old order right") the holder has an exclusive right to apply for a new order right no later than May 1, 2005. A person converting an existing mining right has to commit to giving effect to the Objectives. In general, these Objectives are embodied in the Charter and are discussed below. No undertaking to promote the Objectives is expressly required under the Mineral Development Act for the conversion of existing prospecting rights. A person applying for a new mining right (as opposed to converting an old order mining right) will have to demonstrate, among other requirements, that the Objectives and the imperatives of the Charter will be advanced by the grant of the right. In practice, this will probably mean that the applicant will already have to have met the BEE targets set out in the Charter for the purposes of that application. In relation to applications for new prospecting rights, it is unclear whether the DME will require applicants to be in strict compliance with these targets.

In general, the Objectives are embodied in the Charter which was signed by the DME, the South African Chamber of Mines and others on October 11, 2002, and which was followed on February 18, 2003 by the release of the appendix to the Charter known as the Scorecard. The Charter and Scorecard were published for information during August 2004. The Charter is based on seven key principles, two of which are focused on ownership targets for HDP and beneficiation, and five of which are operationally oriented and cover areas focused on improving conditions for HDPs.

Regarding ownership targets, the Charter (as read with the Scorecard) requires each mining company to achieve the following HDP ownership targets for the purpose of qualifying for the grant of new order rights: (i) 15% ownership by HDP in that company or its attributable units of production by May 1, 2009, and (ii) 26% ownership by HDP in that company or its attributable units of production by May 1, 2014. The Charter states that such transfers must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDP companies in securing financing to fund HDP participation, in the amount of ZAR 100 billion within the first five years. The Charter does not specify the nature of the assistance to be provided.

The Scorecard is a checklist that requires mining companies to indicate the extent of their achievement in the aspirational areas for empowerment identified by the Charter. Each company's points on the Scorecard will be used by the Minister in deciding applications for new order rights by that company.

In March 2003, the South African Government released the Royalty Bill outlining the state's policies with regard to the payment of royalties by mining companies. The Royalty Bill proposes that companies producing PGM pay a royalty of 4% from the sales of those metals. The royalty would be payable on gross revenue. The Royalty Bill is presently under discussion and comment. In his annual budget speech on February 18, 2004 the South African Minister of Finance announced that the implementation of the Royalty Bill, even once finalized, will occur only in 2009.

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

New Order Mineral Tenure status of Anooraq

Anooraq has been advised that:

•
the old order prospecting rights held by Plateau in relation to the Platreef Project constitute "used" old order rights, in relation to which Plateau has until the earlier of the expiry dates of the relevant prospecting permits (which range from October 2005 to November 2006) and April 30, 2006 to apply for conversion to new order prospecting rights;

•
the old order mining rights held by Micawber in relation to the Ga-Phasha Project constitute "used" old order rights, in relation to which Micawber has until April 30, 2009 to apply for conversion to new order mining rights; and

•
the old order prospecting rights in relation to the Thusong Project constitute "used" old order rights and are held and administered by Rustenburg on behalf of the Thusong Joint Venture. Rustenburg has made application for conversion to new order prospecting rights.

C.           Organizational Structure

Anooraq operates through one indirect wholly-owned principal subsidiary, Plateau, which holds various rights to the mineral projects in South Africa.

Anooraq is part of the HDI group of companies. HDI is a private corporation, consisting of technical and financial specialists that have been managing projects for publicly listed companies throughout the world for twenty years. A key aspect of HDI's approach to project development is to develop and maintain strong relationships with local communities, employees and government authorities from the start of exploration and as the project advances towards becoming a mine. Personnel have experience in multiple foreign jurisdictions, and the perspective gained has assisted with the integration of local communities in the exploration and development programs.

Activities are guided by two simple principles - projects must be developed in a manner that respects local socio-economic priorities and incorporates the highest quality of environmental management. This is done by actively fostering close partnerships with local governments and community leaders to ensure that projects create the kind of local benefits that residents both want and need. When undertaking projects in the developing world, HDI seeks opportunities to improve local infrastructure such as roads and educational systems. Training is undertaken to ensure local residents are equipped to gain employment, and high standards of occupational health and safety are an integral part of the Company's work.

For example, the consortium of about 16 groups that comprises Pelawan includes community-based organizations, some of which are the beneficiaries of underlying trusts. These include professional organizations, educational organizations, health and women's groups.

Beyond compliance with government regulations and standards, the Company is committed to structuring the best environmental management plan for each specific site through innovation, experience and the contributions of specialized consultants and local experts. Environmental management programs begin with rigorous baseline assessments, and include ongoing monitoring of water quality, wildlife impacts and other key indicators. The ecological footprint of all project components is minimized, operational impacts are consistently monitored and controlled, and site restoration is conducted at the end of each project's working life.

The Company has approximately ten employees, and much of its work is done by consultants at the request of management of the Company. Many of the Company's technical, financial and legal services are provided by HDI and Pelawan.

D.           Property, Plants and Equipment

The principal properties of Anooraq are the Platreef Project. on the Northern Limb of the Bushveld Complex, and the Ga-Phasha Project on the Eastern Limb of the Bushveld Complex. The Company also holds the Thusong Project on the Western Limb of the Bushveld Complex. For further information about the Company's mineral projects, see "Further Particulars of Anooraq Properties", below. None of the projects have any material tangible fixed assets located thereon although the Platreef Project has miscellaneous exploration equipment and motor vehicles on site.

Caution About the Use of Measured, Indicated and Inferred Resources

This Annual Report on Form 20-F uses the terms “measured resources”, "indicated resources" and "inferred resources". Anooraq advises investors that although these terms are recognized and required by Canadian regulations (under Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects, "NI 43-101"), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

FURTHER PARTICULARS OF ANOORAQ'S PROPERTIES

Each of the Platreef Project, the Ga-Phasha Project and the Thusong Project are located in the Bushveld Complex in South Africa.

ANGOLA
ZAMBIA
ZIMBABWE
NAMIBIA
BOTSWANA
BUSHVELD COMPLEX
Johannesburg
SOUTH AFRICA
Cape Town
N
HWY N1
Northern Limb
of the
Bushveld Complex
Polokwane
PLATREEF
Mokopane
Western Limb
of the
Bushveld Complex
AMANDELBULT
NORTHAM
UNION
THUSONG
LEBOWA
GA-PHASHA
MESSINA
TWICKENHAM
WINNAARSHOEK
MODIKWA
DER BROCHEN
BAFOKENG
IMPALA
MARIKANA
CROCODILE
RIVER
RUSTENBURG
KROONDAL
Pretoria
WESTERN AND
EASTERN PLATS
100 km
Johannesburg
Eastern Limb
of the
Bushveld Complex
BUSHVELD COMPLEX
Felsites
Granites
Upper Zone
Main Zone
Lower Zone
PGM Mines and Projects
City

LOCATION MAP - BUSHVELD PROPERTIES
ANOORAQ RESOURCES CORP.

Figure 1. Location of Platreef, Ga-Phasha and Thusong Properties, South Africa

Regional Geology

The Bushveld Complex consists of four main compartments or limbs, namely the Northern (Potgietersrus) Limb and the Far Western, Western and Eastern Limbs. It was formed when a large body of mafic magma was emplaced in the earth's crust. The magmas supplied to these compartments had common origins and were subject to similar processes on cooling.

Using a generally accepted simplistic model for the formation of the Complex, it is envisaged that as the mafic magma slowly cooled, silicate, sulphide, oxide and other minerals crystallized and sank to the bottom of the magma chamber, to form texturally and mineralogically distinctive layers. The removal of the more refractory minerals in this way depleted the magma in the crystallising components and enriched the residual magma in the less refractory elements. The magma therefore continuously changed in composition until it solidified. In the Bushveld Complex this process has resulted in a layered sequence of rocks up to eight kilometres thick. More importantly, during this process PGM, nickel and copper (usually occurring with, or as, sulphide minerals) became sufficiently enriched to form mineralized horizons at predictable levels within the intrusion. As a result, the Bushveld Intrusive Complex plays host to layered PGM deposits, usually with significant nickel and copper contents.

In the Western and Eastern Bushveld Complex, PGM mineralization is currently extracted from two main PGM bearing horizons within the layered sequence of intrusive rocks. These comprise the Merensky Reef (named after its discoverer) and the UG2 chromitite (a layer consisting largely of the mineral chromite). The UG2 layer lies below and essentially parallel to the Merensky Reef but the two units are separated by 50 to 400 metres of intervening layered rocks, with the greatest separation occurring in the eastern limb of the Bushveld Complex. The Merensky Reef is platinum rich relative to the UG2, where platinum and palladium occur in more or less equal proportions. The UG2 typically contains significantly more rhodium than the Merensky Reef (i.e 10% or more of total PGM in places).

The Platreef is the third PGM bearing horizon in the Bushveld Complex, occurring on the northern limb of the Complex. It lies at a similar stratigraphic level to the Merensky Reef but is much thicker, typically 100-250 metres in thickness. Mineralogically, the Platreef is similar to the Merensky Reef but platinum palladium ratios, at ~1:1, are more similar to those of the UG2.

A characteristic of the Bushveld Complex is that many of the layers, including the economically important horizons, are continuous over tens of kilometres. The uniformity of both the Merensky and UG2 horizons is disrupted in places by small circular depressions known as potholes.

The Platreef Project

The Platreef Project has no mining, plant or equipment located thereon although the project has field accommodation and miscellaneous exploration equipment on site. The following disclosure was derived from Company files and March 2005 technical report. Information on the resource estimate was derived from a December 2004 technical report the G.J. van der Heever, Pr.Sci.Nat. Information on the Preliminary Assessment was derived from a March 2005 technical report by T. Tulp, MAusIMM, D. Stone, P.Eng., D. Reeves, MAusIMM, and G.J. van der Heever, Pr.Sci.Nat.

Location and Property Description

The mineral tenures comprising the Platreef Project are centred approximately at latitude 24 degrees south and longitude 29 degrees east in the Limpopo Province of South Africa. The Project is located 275 kilometres north northeast of Johannesburg.

As of December 2004, the Platreef Project consists of prospecting rights, tabulated below, covering 37,492 hectares. For project management purposes, the properties have been subdivided into five areas: Kwanda Joint Venture North and South, Central Block, Boikgantsho Joint Venture (Drenthe/Witrivier and the north part of Overysel), and Rietfontein Block. These are shown in Figure 2.

Mineral Holdings
Owner	Year	Farm Name	Portion	Area	Block
	Acquired			(hectares)
DME
	1999	Dorstland 768 LR	Ptn 3 (a Ptn of Ptn 1)	42.83	Central
	1999	Dorstland 768 LR	Ptn 2 (a Ptn of Ptn 1)	472.91	Central
	1999	Dorstland 768 LR	Re of 1	430.09	Central
	1999	Dorstland 768 LR	Mineral Area 1	514.87	Central
	1999	Witrivier 777 LR	1	767.42	Boikgantsho
	1999	Witrivier 777 LR	Re	788.97	Boikgantsho
	2002	Noord Holland 775 LR	All	1,228.82	Central
Total Area:				4,245.91
LMT
(now held	1999	Drenthe 778 LR	All	1,538.30	Boikgantsho
by the State)	2001	Malokongskop 780 LR	All	1,440.92	Central
	1999	Rietfontein 2 KS	All	2,878.03	Rietfontein
Total Area:				5,857.25
PRIVATE
	2001	Elandsfontein 766 LR	2	747.61	Central
	2001	Elandsfontein 766 LR	1	428.27	Central
	2001	Hamburg 737 LR	All	2,126.40	Central
	2002	Chlun 735 LR	All	1,215.06	Kwanda North
	2002	Cyferkuil 321 KR	All	2,061.78	Kwanda South
	2002	Elberfield 731 LR	All	2,544.74	Kwanda North
	2002	Gibeon 730 LR	All	1,848.89	Kwanda North
	2002	Gilead 729 LR	All	2,085.08	Kwanda North
	2002	Haakdoornkuil 323 KR	All	2,818.50	Kwanda South
	2002	Ham 699 LR	All	1,852.71	Kwanda North
	2002	Naboomfontein 320 KR	All	2,664.73	Kwanda South
	2003	Overysel 815 LR	% of All	637.57	Boikgantsho
	2002	Rondeboschje 295 KR	All	1,525.03	Kwanda South
	2002	Swerwerskraal 736 LR	All	2,404.10	Kwanda North
	2002	Vaalkop 325 KR	All	2,428.45	Kwanda South
Total Area:				27,388.92
Total Land Holdings (hectares):				37,492.08

The mineral rights to the farms Rietfontein, Drenthe and Malokongskop were administered by the Lebowa Minerals Trust (LMT), but are now administered by the DME. Farms Witrivier, Dorstland and Noord Holland are administered by the DME. The mineral rights for Elandsfontein, Hamburg, Chlun, Cyferkuil, Elberfield, Gibeon, Gilead, Haakdoornkuil, Ham, Naboomfontein, Rondeboschje, Swerwerskraal and Vaalkop are held privately. Prior to commencing exploration on the farms, Plateau was required to obtain Prospecting Permits for each of the farms from the DME. Plateau currently holds valid permits for each of the farms. Plateau has also negotiated and obtained Prospecting Contracts for each Farm; DME issued the Contracts for Witrivier, Dortsland and Noord Holland and the LMT issued the Contracts for Rietfontein, Drenthe and Malokongskop.

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau, which holds the Platreef PGM properties located on the Northern Limb of the Bushveld Complex in South Africa. The properties include: Rietfontein 2KS, Drenthe 778LR, Witrivier 777LR and Dortsland 768LR. The Company acquired its rights under an October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc. (subsequently renamed Hinterland Metals Inc. ("Hinterland")), pursuant to which Anooraq would issue shares in stages to Hinterland, to a maximum of 875,000 shares, as Anooraq proceeded with investments in Plateau. Under this agreement, 378,500 shares were issued to Hinterland. On November 13, 2003, the Company issued an additional 400,000 common shares to Hinterland as full and final settlement under this agreement.

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

Figure 2. Property Holdings, Platreef Project

The Central Block farms are comprised of the portions of Elandsfontein, Dorstland, Hamburg and Noord Holland, and are held by Plateau.

On May 23, 2000, the Company acquired through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein 766 LR Farm located contiguous to the pre existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited (the "Heads of" Agreement). The option requires staged issuances of 500,000 common shares of the Company (412,500 shares issued to January 31, 2004) and aggregate cash payments of US$350,000 (of which US$54,250 and Cdn$15,000 have been paid).

In July 2001, Plateau acquired the right to purchase a 100% interest in farms Hamburg 737 LR (2,126 hectares) and Elandsfontein 766 LR Portion 1 (428 hectares) from Randex. Consideration for the exploration rights to these farms, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

Plateau was granted the right to conduct exploration for five years on the farms Drenthe and Rietfontein in October 2001, on the farm Malokongskop in November 2001, with an option to extend the Prospecting Contracts for an additional two years (years 5-7). In addition, the terms have been negotiated to convert the Prospecting Contracts to Mining Leases, which may be done at any time during the seven year period. The Mining Leases would be subject to a royalty payable to the State of 1% on 80% of future production. The farms are not currently subject to any royalties with the mineral rights holder.

In January 2002, Plateau entered into a notarial prospecting contract with the Republic of South Africa on the Farm Noord Holland 775 (1,229 hectares). The exploration rights to this Farm are initially in effect for a five year term consisting of payments of ZAR3 per hectare in year one escalating in stages to ZAR7 in year five. Additionally, an application for extension of the exploration rights for three more years is possible and consists of payments of ZAR14 in year six and escalating to ZAR18 in year eight of the prospecting period.

In April 2002, Plateau acquired the Noord Holland 775 LR Farm (1,229 hectares) from the South African Department of Mines and Energy, bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Plateau was granted the right to conduct exploration and on the farm Noord Holland in August 2002 for five years, with an option to extend the Prospecting Contracts for an additional three years (years 6-8).

On November 30, 2002, Plateau amended its prospecting agreement with C. de Vos Tabakplanters on Farm Elandsfontein 766 Ptn 2 (747 hectares) for a three year term. Consideration for these exploration rights are ZAR18 per hectare for year one, ZAR20 per hectare in year two and ZAR22 per hectare in year three.

Rietfontein Block

On October 10, 2001, Plateau entered into an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. ("Ivanplats"), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats had the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS Farm. Under the terms of this agreement, Ivanplats was to incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There continues disagreement over whether Ivanplats ever presented an "exploration program" as contemplated by the parties and their agreement. Further disagreement exists with respect to the expenditures budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats' exploration activities, which affects whether Ivanplats completed its earn in requirements. Plateau and Ivanplats are currently in an arbitration process, pursuant to the terms of the earn-in agreement. The outcome of the arbitration is not currently determinable.

Kwanda Joint Venture (North and South Blocks)

On May 16, 2002, Plateau completed an agreement with Rustenburg, a subsidiary of Anglo Platinum (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM farms located on the Northern Limb of the Bushveld Complex. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling ZAR25 million within five years. The Company is required to spend ZAR2.5 million in year one (which has been completed), ZAR5 million in each of years two, three, and four, and ZAR7.5 million in year five. These farms are now known as the Kwanda Joint Venture.

When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a HDP partner will be provided out of the Company's interest.

Boikgantsho Joint Venture (Drenthe/Witrivier and Overysel)

On November 26, 2003, Plateau entered into the Boikgantsho Platinum Mine Joint Venture Agreement ("Boikgantsho JV") with Potgietersrust Platinums Ltd ("PPRust"), a wholly owned subsidiary of Anglo Platinum. The Boikgantsho JV was formed to explore and develop PGM, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR Farm. These farms are located on the Northern Limb of the Bushveld Complex.

The objective of the Boikgantsho JV is to explore and develop a large scale, open pit deposit, utilizing nearby milling, smelting and refining facilities that could provide substantial cost advantages to a new mining project. The Company is contributing its rights to the Drenthe 778LR Farm on which a large PGM nickel resource has been outlined in the Drenthe deposit, and the Witrivier 777LR Farm if the deposit extends north on to Witrivier. PPRust is contributing its rights to the northern portion of the Overysel 815LR Farm, lying south of and contiguous to the Drenthe 778LR Farm.

Pursuant to the terms of the Boikgantsho JV Agreement, Anooraq and Anglo Platinum will form an initial 50/50 joint venture to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR 12.35 million on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year by year basis and to take the project to a bankable feasibility study ("BFS").

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

Should Anooraq choose not to proceed, then Anglo Platinum shall have the option to acquire Plateau's interest at the aggregate of (i) the net present value of exploiting Plateau's mineral rights as a stand alone mining operation, by applying an agreed discount rate, as determined in the BFS, and (ii) all Exploration Expenditures incurred by Plateau up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, it will remain entitled to be dilute to a minimum 12.5% non contributory interest, adjusted depending on the final PGM royalty established under the Royalty Bill, to a maximum of 15%.

Anglo Platinum has undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities. Anglo Platinum has recently completed construction of a new PGM smelter at Polokwane, located approximately 80 kilometres east of the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access from Johannesburg to the central portion of the Platreef Project area is via highway N1 to the city of Mokopane, then 35 kilometres to the north northwest via well maintained secondary roads. There are nearby highways, railways, and high capacity electrical transmission lines.

The climate is semi-arid with moderate winter temperatures in the 20 degrees C range, typically increasing to 35 degrees C in summer.

Water from existing community wells and a well sunk by Anooraq is available for drilling on the property. Groundwater studies will be required to identify adequate supplies of process water for any mining operation.

The terrain is relatively flat, with a mean elevation of 1,100 m; therefore, there are no prohibitive physical obstacles to inhibit exploration of the Platreef Project. Vegetation is generally sparse and consists mostly of various thorn bushes.

History

Central Block and Boikgantsho JV

Dr. Hans Merensky first discovered PGM in the Northern Limb of the Bushveld Complex in 1924 and the region saw limited PGM production until 1930. Thereafter interest waned, particularly with the discovery and development of the more platinum rich Merensky Reef in the Western Limb. In the 1960's, exploration attention was again focused on the Platreef of the Northern Limb and in 1993, after nearly 30 years of sporadic exploration, the Sandsloot open pit mine was brought into production. In 2003 a new open pit mine (Zwartfontein South) was developed on the farm immediately north of Sandsloot. Total annual production (Dec 2004) from these two mines approximates 350,000 oz of PGM. These deposits comprise only two of six Anglo Platinum PGM deposits on the Platreef.

Exploration on the properties comprising the Platreef project has also been sporadic in spite of the success of numerous historic drill holes in identifying extensive PGM mineralization on the Farm Drenthe 778LR. In July 1998, Plateau drilled eight diamond drill holes on the southern half of Farm Drenthe to target the PGM mineralization intersected by hole DRN 2. The DRN 2 intersection assayed 5.61 g/t PGM, 0.17% Cu and 0.27% Ni over a width of 3.78 metres, within a broader zone grading 4.15 g/t PGM over 9.7 metres.

Between January and July 2000, Anooraq, through Plateau, completed an exploration program consisting of diamond drilling and geochemical soil sampling. Thirty five holes (holes PR 01 to PR 35), totalling 6,762 metres, were completed on the farms Drenthe and Witrivier. Twenty holes were drilled on a 50 x 100 metres grid to follow up on Plateau's 1998 holes, and to establish the continuity of the mineralization in an area that extends north from the boundary with the Anglo Platinum ground. Fifteen angled holes were drilled at 200 metres spacing along strike to the north, testing an additional 3.6 kilometre strike length. All but one of the 35 holes drilled in 2000 successfully intersected platinum palladium rhodium plus gold (PGM) horizons with associated copper nickel mineralization. A further three holes (PR 36 to

PR 38), were drilled in 2002, one on each of the farms Drenthe, Noord Holland and Dorstland. The Drenthe hole (PR 36) confirmed the down dip continuity of the PGM mineralization intersected in one of the angled holes (PR 20). The northernmost holes, i.e. PR 37 (Noord Holland) and PR 38 (Dorstland) intersected rock sequences stratigraphically equivalent to the Platreef but with only scattered low grade PGM mineralization.

All 44 diamond drill holes completed on the farms Drenthe 778LR and Witrivier 777LR from 1998 through 2002 intersected Pt, Pd and Au mineralization along the 4.5 kilometres of strike tested; commonly, stacked zones of significant mineralization were identified. At that stage the most persistent zone identified occurred within the Platreef rock package, very near or at the contact of the overlying Hanging Wall Norite. This zone was often marked by several metres of very coarse grained pyroxenite. This continuous mineralization was recognized as extending 1,750 metres northward from the southern boundary of the Farm Drenthe as far as the adjacent Farm boundary to the north (Witrivier). On southern Drenthe, this zone defined a 250-metre wide mineralized corridor, which remains open down dip. The true thickness of this mineralized zone averaged ~10-15 metres in true thickness, grading 1.5 - 2.0 g/t combined Pt+Pd+Rh+Au and 0.15% Ni. Further north on Drenthe, step out drilling indicated that the mineralization locally thickens up to ~40 metres (true), averaging 1.5 g/t combined Pt+Pd+Rh+Au and 0.14% Ni, and persists to the Witrivier boundary. Similarly, this mineralization is open down dip to the west.

Below the uppermost mineralized zone, a second zone of mineralization was recognized on southern Drenthe, typically in finer grained pyroxenites and melanorites. This second zone averages ~10 metres in thickness, grading 1 - 1.5 g/t combined Pt+Pd+Rh+Au and 0.14% Ni. This zone appears to be somewhat less persistent, and is situated approximately 10-20 metres below the upper mineralized zone. Further north on Drenthe, the weakly mineralized selvage is absent and the second zone of mineralization underlies the uppermost zone, such that the total mineralized thickness increases considerably. Holes in this zone (PR-17, PR-20) contain combined intercepts of 48.0 metres at 1.61 g/t and 21.6 m at 2.53 g/t combined Pt+Pd+Rh+Au, respectively. Infill holes, drilled in 2003, confirmed the continuity of the combined 'reefs'.

The third mineralized 'zone' was identified only on central–northern Drenthe. It comprises a number of individual sub zones, hosted in the Hanging Wall norite, and is frequently associated with dolomitic rafts. For example, PR-017 intersected 30 metres at 1.26 g/t combined Pt+Pd+Rh+Au, immediately underneath a large dolomite raft. Two 2003 holes drilled beneath the same raft (PR-42 and PR-43) intersected 15.3 metres at 1.99 g/t combined Pt+Pd+Au, and 4.0 metres at 2.82 g/t combined Pt+Pd+Au, respectively. Another down-dip hole drilled in 2003 in this area on northern Drenthe (PR-41), encountered several mineralized intervals, most notably 7.1 m at 2.71 g/t, 15.0 metres at 1.70 g/t, 24.0 metres at 1.14 g/t and 11.0 metres at 1.69 g/t combined Pt+Pd+Au, respectively. This clearly implied that down dip continuity of both the 'hanging wall' and Platreef mineralization could be expected in this area. Further north on Witrivier, several zones of mineralization were intersected, for example, hole PR-31 intersected 1.91, 1.02 and 2.58 g/t combined Pt+Pd+Rh+Au over 6, 4 and 5 metres, respectively.

Anooraq geological staff completed geological modeling of the mineralization within the Platreef horizon based on results compiled prior to the 2003 program. GeoActiv (Pty) Ltd. utilized this information to estimate the mineral resource for the Drenthe deposit, which was later audited by independent Qualified Person G.J. van der Heever, Pr.Sci.Nat., of Geologix (Pty) Ltd. ("GeoLogix"), of South Africa. The estimated Inferred Resource for the Drenthe deposit, as defined by a 0.5 g/t PGM threshold over an area covering 2,400 metres by 250 metres, was 99.4 million tonnes grading 1.31 g/t 4PGM (0.600 g/t Pt+0.632 g/t Pd+0.012 g/t Rh+0.062 g/t Au), 0.16% Ni and 0.10% Cu, containing 4,174,000 ounces of 4PGM.

In 2003, a Preliminary Assessment of the Drenthe deposit based on the above Inferred Resource and the results of preliminary pit design and mine production scheduling studies were done, indicating that the Drenthe Project would be an economically robust open pit mine. This study was undated in 2005, based on drilling and a new resource estimate in 2004 (see Exploration and Development below).

Rietfontein Block

In 2000, Anooraq conducted a 1,337 sample soil geochemical survey on the northwestern portion of Farm Rietfontein that defined three multi element PGM base metal anomalies. As part of its earn-in agreement on Rietfontein, Ivanplats diamond drill tested the two strongest anomalies with six holes, totalling 2,038 metres, in 2001 and 2002. Geochemically anomalous but very low grade PGM mineralization is dispersed throughout much of each hole.

Ivanplats began to test the Platreef in a multi rig program on Turfspruit in early 2002. Drilling by Ivanplats to test the Platreef target on Rietfontein began in July and continued until November 2002. Thirty-six vertical core holes were drilled on Rietfontein along a southeast trend. Drill holes are typically spaced at 100 to 200 metre intervals along the strike length and 50 to 150 metres across the width of the Platreef pyroxenite.

In 2003, African Minerals continued exploration of the up dip extension of the Platreef horizon on Rietfontein by drilling a further 31 diamond drill holes, totalling 6,374 metres. This drilling has outlined a zone of PGM mineralization in the Platreef over a strike length of 1,600 metres on Farm Rietfontein, adjacent to the Turfspruit boundary.

No work was done on the Rietfontein Block in 2004.

Kwanda - South Block

The South Block comprises five farms (claims), totalling 10,330 hectares, which are part of the Anooraq/RPM properties. The bulk of the South Block is underlain by Bushveld Complex rocks. Of particular importance, is the Lower Zone succession that outcrops on Vaalkop and along the southern boundaries of Cyferkuil and Rondeboschje. Apart from minor pyroxenitic intrusions within the footwall of the Northern Limb, this area is the only location on the Northern Limb where rocks of the Lower Zone (pyroxenite and dunite harzburgite) are known to occur.

Some previous exploration occurred on the adjacent Volspruit 326 KR Farm. In 1970, Rio Tinto drilled the Lower Zone succession and intersected PGM mineralization. More recently the Volspruit Farm has been the focus of exploration by Pan Palladium.

In 2002, Plateau carried out an integrated exploration program of airborne geophysics, grid geochemistry and geological mapping in the area. In August, Fugro Airborne Geophysics completed 1,553 line kilometres of airborne and radiometric geophysical surveys over the block. Survey lines were flown at 100 metre spacing at 130 degrees azimuth, and outlined a pronounced magnetic high that could be traced southwestward from Pan Palladium's ground, across Rondeboschje and Cyferkuil, onto Vaalkop, where it curves southward and is terminated by a fault. Several other anomalies were also outlined. A soil survey, consisting of 4,233 samples, was also done on the South Block. Sample lines were oriented parallel to the flight lines of the geophysical survey and samples taken at 25 metre intervals on 33 lines. A pronounced Pt Pd Cu Cr anomaly, 5.4 kilometres long and up to 1.2 kilometres in width, was outlined. The soil anomaly coincides with interpreted subcrop of a pyroxenite unit that extends through the Rondeboschje, Cyferkuil, and Vaalkop farms and appeared to continue onto Volspruit where it hosts Pan Palladium's Northern Deposit, where mineral resources are outlined. A second, low contrast, Pd Cu Cr anomaly was also identified in the south central area of Farm Vaalkop.

The geological, soil geochemical and magnetic surveys traced the pyroxenite unit that hosts Pan Palladium's Northern PGM deposit for six kilometres across the South Block farms. In 2003, an aggressive diamond drilling program, comprising 15 holes, totalling 2,465 metres, was conducted to assess this target for similar deposits but did not encounter any significant PGM mineralization.

No work was done on the South Block in 2004.

Exploration

Boikgantsho Joint Venture

The 2004 program under the Boikgantsho JV was designed to advance the Drenthe Project to the pre feasibility stage. Two phases of drilling were completed to outline the resource and to provide samples for metallurgical testing. From January to mid September 2004, 28,570 metres were drilled, 46 holes (19,570 metres) on the Drenthe Farm, 27 holes (5,261 metres) on the Witrivier Farm and 64 holes (12,739 metres) on the northern part of the Overysel Farm.

Drilling comprised step out and infill holes on the Drenthe and Witrivier farms and step out holes on the northern portion of the Overysel Farm, which lies immediately to the south of the Drenthe Farm. In general, drill holes are spaced at 100 metre intervals along lines 100 metres apart on all three farms, with large areas on the Drenthe farm drilled at 50 metre spacing along lines 100 metres apart. The drilling programs expanded the Drenthe deposit and outlined a new deposit called the Overysel North. As shown in Figure 3, the Overysel North deposit is cut into two segments by a northeasterly trending fault. A resource estimate was done based on drilling to mid September (see Mineral Resource estimates, below).

Figure 3. Boikgantsho JV Property, Location of Drenthe and Overysel North Deposits

The 2004 Phase 2 program continued until mid December 2004, with approximately 36,363 metres (holes PR51 to PR233) drilled. Figure 4 is a plan of drill holes drilled to the end of the 2004 program. This information is currently being compiled as part of the pre-feasibility programs.

Highlights from mid September to mid December include hole PR-180 that intersected 18.0 metres grading 1.96 g/t 3PGM (Pt+Pd+Au) and 0.19% Ni from 292.0 -310.0 metres; hole PR-197 that intersected 62.8 metres grading 1.76 g/t 3PGM and 0.20% Ni from 15.6 -83.0 metres; hole PR201 that intersected 22.1 metres grading 2.48 g/t 3PGM and 0.20% Ni from 65.9 -88.0 metres and 44.7 metres grading 1.83 g/t 3PGM and 0.21% Ni from 112.3 -157.0 metres and hole 210 that intersected 13.8 metres grading 1.98 g/t 3PGM and 0.13% Ni from 6.5 -20.3 metres.

-13500 m
-13000 m
-12500 m
-12000 m
-11500 m
-11000 m
-10500 m
-10000 m
N
-2642500 mN
-2643000 mN
-2643500 mN
-2644000 mN
-2644500 mN
-2645000 mN
-2645500 mN
-2646000 mN
-2646500 mN
-2647000 mN
-2647500 mN
-2648000 mN
Witrivier 777 LR
Drenthe 778 LR
Drenthe 778 LR
Overysel 815 LR
1 km
Geology Legend
Symbols Legend
'PR' series holes - 2004 (ARQ)
'PR' series holes - 2000-2003 (ARQ)
'DT' series holes - 1998 (Plateau)

Figure 4. Boikgantsho JV Property, Drill Hole Plan December 2004

Geological Setting and Mineralization

The PGM-bearing rock package, known as the Platreef, forms the base of the Bushveld Complex along much of the north-south trend of the Northern Limb. Regional mapping, geophysical data and drilling at various spacings suggest that the Platreef extends for some 12 kilometres on ground in which Anooraq has an interest. PGM mineralization within this 70-250 metres thick succession is commonly associated with pyrrhotite (iron sulphide), chalcopyrite (copper sulphide) and pentlandite (nickel sulphide).

Drilling programs prior to 2004 had established a mineralized corridor extending from the southern boundary of Farm Drenthe northward for approximately 2,100 metres, within which several 10-20 metre thick zones of mineralization had been identified. PGM concentrations within these zones were typically in the range 0.5 - 2.5 g/t 4PGM (Pt+Pd+Rh+Au). The "Drenthe deposit" was applied to collectively describe these zones.

Drilling in 2004 on the Drenthe and Witrivier farms and the northern portion of the Overysel Farm expanded the known deposit by tracing mineralization for 6 kilometres. As a result, the Drenthe deposit was extended to the north and south and a new deposit called Overysel North, was also discovered. Mineralization remains open to the north and down dip towards the west.

In discussing 'mineralization', it should be stressed that virtually the entire Platreef rock package is 'mineralized’ to some extent (containing anything from 100 ppb up to approximately 10,000 ppb PGM in isolated instances). The configuration of a 'mineralized zone’ is therefore a function of chosen cut-off grade, rather than due to any precise geological control. Typically, at cut-offs in the range 0.5 - 1.0 g/t, PGM 'mineralized zones’ are not confined to individual rock units and commonly transgress lithological boundaries. Nevertheless, these chemically defined zones typically form 'layer-like’ bodies (i.e. 'reefs’ in South African terminology) which lie sub-parallel to the general igneous stratification and dip of the Platreef rock package.

Consequently, considering zones containing >1.0 g/t 3PGM, there is generally a single mineralized layer, 10 20 metres thick, on Overysel and southern Drenthe. On the central and northern parts of the Drenthe Farm the >1.0 g/t 3PGM mineralization occurs in at least two semi continuous "layers" that are typically 15 - 20 metres in thickness. There are also large areas on northern Drenthe where multiple layers of >1.0 g/t 3PGM mineralization occur, and in places, these coalesce, reaching cumulative thicknesses of 40 - 50 metres.

The Hanging Wall lithologies are devoid of PGM mineralization on Overysel and southern Drenthe, although flecks of sulphide (pyrrhotite and rarely chalcopyrite) occur in places. Further north on Drenthe and on Witrivier, there is considerable interlayering of Hanging Wall norites and feldspathic pyroxenites at the contact and the xenolith related PGM mineralization becomes more extensive, particularly in the pyroxenitic 'reaction rims’ around xenoliths.

Within the Platreef itself, sulphide related PGM mineralization is widespread, although higher concentrations tend to be more prevalent in the upper half of the (~100 metres) thick sequence. Like the Hanging Wall, there also appears to be a correlation between degree of contamination, as reflected in rapid grain size variation and overall sulphide content. In these zones, large (~1 cm) blebs (local concentrations) of sulphide minerals may be observed. The main sulphides in the Platreef are pyrrhotite and chalcopyrite, (usually in approximately a 3:1 ratio) along with minor pentlandite and pyrite. More rarely, very large (several centimetres) sized sulphide segregations, particularly of chalcopyrite, occur in some of the granitic dykes that intrude the sequence.

The variability in the composition of the Platreef can result in different weathering profiles even in adjacent holes. The depth of the weathering profile is generally shallower in the norites (15 to 25 metres) compared to within the pyroxenites, calc silicates (calcium and silicate bearing rocks) and serpentinized rocks (typically 20 to 30 metres).

The weathering profile is variable and can extend as deep as 66 metres. Generally, less than 50% of drill holes (94 out of 241) exhibited any degree of strong weathering, to a mean depth of 14.2 metres. Out of 241 drill holes, portions of 178 drill holes recorded varying depths of moderate weathering, to a the mean depth is 16.3 metres. Weak (or patchy) weathering, with some oxidation of sulphide minerals occurs in portions of 146 holes to a mean depth of 25.3 metres.

Sampling and Analysis

The following outline summarizes the sampling procedures applied by Anooraq during the Platreef exploration drilling programs. It should be noted that the original Anooraq sampling and analytical protocols are set out in a core logging manual and minor modifications were made to the original guidelines as the program progressed. The flow chart in Figure 5 illustrates the sampling and analytical protocol for the PR series of cored drill holes.

Figure 5. Analytical flow sheet

The boxed core was picked up at the drill rig and transported to a secure core logging facility near Mokopane for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Anooraq personnel.

The average recovery for all drill run intervals cored by Anooraq is 92.7% (year 2000 drill holes) and 98.2% (2002-2003 drill holes) and 92.3% (2004 drill holes). Within the mineralized intervals, (> 1000 ppb PGM), the average core recovery is 95.0% (year 2000 drill holes) and 98.2% (2002-2003 drill holes) and 96.3% (2004 drill holes). Specific Gravity ('SG'; Bulk Density) measurements of core were taken from every second mineralized sample interval. The average SG for the mineralized intervals is 3.01 (year 2000 drill holes) and 3.06 (year 2002 drill holes) and 3.00 (2004 drill holes).

Since the commencement of Anooraq's drilling on the Platreef project, the Platreef rock package (predominantly composed of pyroxenite, norite and calc silicate) has been sampled in its entirety.

Sampling was affected by lithological variation only insofar as this defined an additional sample limit, i.e. no sampling took place across primary lithological contacts. Initial sampling also extended 2-4 metres into portions of the lithologically distinct 'hanging wall' norite and 'footwall' granite. Since the beginning of 2004 however, the entire hanging wall norite succession has also been sampled albeit at 2 metre intervals (i.e. from hole PR-51 onwards).

In contrast, sample intervals in the Platreef have almost always been 1 metre or less in length (typically ranging from 0.3 to 1.0 metre) irrespective of lithology. Only rarely do samples exceed 1.0 metre in length. This might occur for example adjacent to a lithological contact, where it is impractical to 'cut off' a 10-20 cm piece to satisfy the requirement of breaking the sample interval at lithological contacts (there would in any case be insufficient sample for assay). In this case the preceding sample was extended an additional 10-20 cm to encompass the remainder of the same lithological unit. Intervals longer than this adjacent to lithological contacts were split into two approximately equal sized samples, e.g. a remaining 1.4 metre interval adjacent to a lithological contact would be split into two samples of 70 cm each. At the other end of the scale, thin sulphide-rich zones (~10-30% sulphide) also occur sporadically in the drill core, owing to the inherently 'patchy' nature of the Platreef mineralization at the 1 metre scale. Typically, if these exceeded ~30 cm then they would be selected as a distinct sample, to avoid any 'smearing' of assay values throughout an entire 1 metre interval. Samples were taken by sawing the core in half lengthwise with a diamond blade, which on average provided approximately 2.0 kg of material.

In 2000, the samples were transported to Set Point Laboratories ("SPL"), which incorporates the former Bergstrom & Bakker, Goldlabs and Rocklabs, at 46 Chadwick Avenue, Wynberg, South Africa, which was ISO 17025 certified in 2003 (only holes PR-01 to PR-36, or approximately 15% of Anooraq's total drilling to date, were analyzed by SPL prior to certification). The remaining half core was returned to the boxes and stored at the secure Anooraq storage facility. In 2002, 2003 and 2004, the samples were delivered to SPL's laboratory at Mokopane for sample preparation. In 2002 and 2003, the prepared samples were shipped to SPL's analytical laboratory, which moved to Isando in 2003. In 2004, the prepared pulps were shipped by air freight to Acme Analytical Laboratories in Vancouver, Canada, for analysis. Acme became the first commercial geochemical analysis and assaying lab in North America to be accredited under ISO 9002. Acme is currently registered with ISO 9001:2000 accreditation.

Anooraq monitored the sampling and analytical procedures of the project with a detailed quality assurance/quality control (QAQC) program. Typically, the additional analytical work involved in the QAQC program was greater than 10% of the basic analytical requirement for a project. The QAQC program was separate from the internal procedures used by the analytical laboratories.

Security of Samples

Half core is retained at the secure Anooraq warehouse near Mokopane. Master pulps are also retained at the warehouse. Pulps remaining after analyses at Acme have been shipped for long term storage at Anooraq's secured warehouse at Port Kells, B.C.

Mineral Resource Estimates

Resource estimates were completed for the Drenthe and Overysel North deposits as outlined by drilling to mid-September 2004. The geology models for the estimates were developed using 171 drill hole intersections to create a digital envelope of the deposits. Non-mineralized material, topography, footwall rocks and weathering zones were also modelled to further define the volume of mineralized material. The volume of the mineralized material was broken into blocks measuring 50 metres by 10 metres by 5 metres (X, Y and Z, respectively) to best fit the orientation of the mineralized Platreef unit. The metal content of each block was then estimated using the ordinary kriging method.

The resources were classified as indicated and inferred using the variogram range developed from the drill hole data (a variogram is a graph which describes the variance of the samples in a deposit as a function of distance). The range for indicated resources is up to 133 metres from a drill hole, and for inferred resources is up to 266 metres.

All drill holes and associated data were verified and only valid drill holes were used during the resource estimation process. Indicated and inferred resources for the Drenthe and Overysel North deposits at a US$20 Gross Metal Value per tonne (GMV/t) cut-off are tabulated below:

Summary of Mineral Resources, Drenthe and Overysel deposits, US$20GMV/t cut-off

Deposit	Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	3PGM (g/t)	% Ni	% Cu	Contained Ounces PGM
DRENTHE
	Indicated	132,239,500	0.53	0.62	0.09	1.25	0.14	0.09	5,309,000
	Inferred	88,640,000	0.49	0.58	0.09	1.16	0.15	0.09	3,315,000
OVERYSEL NORTH
Segment 1	Indicated	8,985,000	0.71	0.93	0.10	1.74	0.08	0.05	501,000
	Inferred	1,750,000	0.59	0.85	0.09	1.52	0.08	0.05	86,000
Segment 2	Indicated	35,436,500	0.66	0.85	0.10	1.61	0.10	0.06	1,839,000
	Inferred	13,693,500	0.66	0.88	0.10	1.64	0.11	0.07	723,000
TOTAL
	Indicated	176,661,000	0.57	0.69	0.09	1.35	0.13	0.08	7,649,000
	Inferred	104,083,500	0.52	0.63	0.09	1.23	0.14	0.09	4,124,000

1GMV is sum of Pt, Pd, Au, Cu and Ni grades multiplied by the following metal prices:
Pt – US$650/oz; Pd – US$250/oz; Au – US$375/oz; Ni – US$4/lb; Cu – US$1/lb.

Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Some of the drill hole samples used have been re-analyzed for nickel since the resource estimate was done, but the results do not indicate a significant change in grade. G.J. van der Heever, Pr.Sci.Nat., of GeoLogix, an independent qualified person, is responsible for the resource estimate. A technical report (December 2004) describing the resource estimate is filed at www.sedar.com.

Exploration and Development

Preliminary Metallurgical Results

Metallurgical studies of core samples from the Drenthe and Overysel are being carried out by Mintek, a specialist mineral and metallurgical technology company, under the supervision of Dowding Reynard & Associates, an engineering company that specializes in management and process plant design. Both companies are based in South Africa.

Test work to date has indicated that high PGM and base metal recoveries are achievable. Mineralogical investigations show the PGM grains to be quite coarse (45 microns average) with 80 percent of the PGM grains occurring as discrete grains separate from the base metal sulphides, and less than 10 percent associated with gangue. Initial rougher flotation tests show high recoveries (Pd - 89%, Pt - 84%, Ni - 83%) at a relatively coarse grind of 60 percent finer than 75 microns. On-going metallurgical test work will assess grind versus recovery and enhancements to the concentrate grades.

Preliminary Assessment

In March 2005, an updated Preliminary Assessment of the potential economics of open pit mining the Drenthe and Overysel North deposits was completed. The Preliminary Assessment is based on a conventional open pit mining and milling operation with a 32 year mine life. Currencies used are US dollars (US$) and South African Rand (ZAR), with a ZAR:US$ exchange ratio of 7:1. At expected long term metal prices of US$650/oz for platinum, US$250/oz for palladium, US$375/oz for gold, US$4.00/lb for nickel and US$1.00/lb for copper used for the base case, the pre-tax and pre-royalty economic model forecasts the net present value ("NPV") of the project at a 5% discount rate of US$300.5 million and at 10% discount is US$138.8 million with an internal rate of return ("IRR") of 25%. The estimated capital cost is US$152.8 million with a payback of 3 ¼ years. The total operating cost is US$9.52 per tonne milled.

At February 2005 metal prices of US$850/oz for Pt, US$180/oz for Pd, US$400/oz for Au, US$6.60/lb for Ni and US$1.40 for Cu, and an exchange rate of 6:1, the economics for the project are even more robust. The NPV at a 5% discount rate is US$576.7 million and at 10% discount is US$293.3 million with an IRR of 35%.

The Preliminary Assessment is based on indicated and inferred mineral resources outlined to mid September 2004 in the Drenthe and Overysel North deposits. Mineral resources for these deposits were announced in November at a US$20GMV/t cut-off (see above); however, the Preliminary Assessment indicates favourable financial results using a cut-off grade of approximately US$10.50 GMV/t. As the Preliminary Assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized.

Total in-pit resources of 256 million tonnes grading 1.03 g/t 3PGM (0.43 g/t Pt, 0.52 g/t Pd, 0.08 g/t Au), 0.11% Ni and 0.07% Cu were estimated in two main pit areas at a US$10.50 GMV/t cut-off. For the study, the in-pit resource was capped for a mine life of 32 years or 160 million tonnes grading 1.05 g/t 3PGM (0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au), 0.12% Ni and 0.08% Cu.

The mill feed rate for the Preliminary Assessment is 5 million tonnes per year. The average head grade ranges from 1.1 to 1.4 g/t 3PGM in the first five years of mining and 0.8 to 1.0 g/t in the last five years. Metallurgical studies on core samples show good results for a conventional mill circuit, comprising crushing, grinding and two-stage flotation. From this work, the following head grade driven concentrator recoveries were used in the study: platinum 75%, palladium 75%, gold 75%, copper 80% and nickel 75%.

Mining costs for the study are based on budget estimates provided by South African mining contractors and processing costs are derived from studies by Dowding Reynard & Associates, the Company’s metallurgical consultants in South Africa. Administrative and environmental costs are based on estimates from contract submissions.

A technical report co-authored by qualified persons Thomas Tulp, MAusIMM, Hatch Associates of Australia, D.M. Stone, P.Eng., Minefill Services Inc., and David R. Reeves, MAusIMM, (responsible for the Preliminary Assessment) and G.J. van der Heever, Pr.Sci.Nat. (responsible for the Resource Estimate) is filed at www.sedar.com.

All information contained in this section relating to the contents of the Preliminary Assessment, including but not limited to statements of the project's potential and information such as production parameters, capital costs, operating costs, mining and processing costs, and financial results are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Preliminary Assessment was prepared to broadly quantify the project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the project nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the project. As is normal at this stage of a project, data is incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material at the project is currently classified as indicated and inferred resources and it is not reserves. The mineralized material in the Preliminary Assessment is based only on the resource model developed by Geologix (Pty) Ltd. in November 2004. That model includes only assay information from drilling up to the middle of September 2004. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified, long-term prices levels for platinum, palladium, gold, copper and nickel. Prices for these commodities are historically volatile, and Anooraq has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for platinum, palladium, gold, copper and nickel have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Plan of Operation - 2005

The potential for milling and mining optimization using higher throughputs, which would further enhance the project economics, is considered to be excellent. The mineral resource is open to the north, and down dip with potential for additional resources to be outlined. Current metallurgical testwork suggests that the recoveries used in this study may be conservative and could increase. Other improvements, such as acid leaching of oxide mineralization within the deposit to enhance recovery of base metals, optimizing cut-off grades to produce a higher grade mill feed, and geotechnical studies aimed at supporting steeper pit wall angles during mining are being assessed in pre-feasibility programs that are currently underway.

The deposits can be weathered to a depth of 40 metres. Under the model used, all of the in-pit material was mined but only the fresh sulphide (unweathered) material was processed. Testing is underway on core samples to determine metallurgical characteristics of the weathered material so that it can be integrated into the mine processing plan.

The area of the Boikgantsho project is semi-arid and the South Africa Department of Water Resources has a plan to provide additional water to the region over the next two to five years. Planning to access these water resources is being further considered in the pre-feasibility study.

Also as part of pre-feasibility studies, the geological models and mineral resource estimates are currently being updated with information from drilling to December 2004. Completion of the Pre-feasibility Study is expected in the third quarter of 2005. A 24,000-metre multi-rig drilling program was initiated in January 2005, focusing on the Drenthe deposit.

Proposed 2005 Program
Task	ZAR	Cdn$
Drilling 24,000 m	R 22,800,000	$ 4,560,000
Block Model Update	150,000	30,000
Mine Planning	250,000	50,000
Metallurgy	600,000	120,000
Process Design	600,000	120,000
Environmental Baseline	300,000	60,000
Environmental Testing	500,000	100,000
Tailings Management	125,000	25,000
Infrastructure	150,000	50,000
Flood Studies	125,000	25,000
Water Resources Planning	300,000	60,000
Geotechnical	150,000	30,000
Metallurgical Drilling	2,500,000	500,000
Community Liaison	150,000	30,000
Third Party Review	300,000	60,000
Project Total	R 29,000,000	$ 5,800,000

2005 Program - Results to date

The 2005 infill drilling program has proceeded at 50-metre intervals along 50-metre spaced lines in the Drenthe deposit. Drilling is designed to increase the confidence in a significant portion of the deposit, in order to define measured mineral resources and to advance the project toward a bankable feasibility study. The drilling program was scheduled to be completed in the summer of 2005.

To early June, a total of 23,690 metres in 129 drill holes (PR235 to PR364) had been drilled in the 2005 program, and assay results had been received and compiled for holes PR235 to PR316. The 2005 results are continuing to demonstrate the continuity of the open pit type PGM mineralization within the Drenthe deposit, and include: 2.58 g/t 3PGM, 0.25% Ni and 0.16% Cu over 30.0 metres in hole PR-240; 1.47 g/t 3PGM, 0.17% Ni and 0.11% Cu over 60.9 metres in hole PR-274; 2.07 g/t 3PGM, 0.24% Ni and 0.16% Cu over 22.2 metres in hole PR-283; 1.60 g/t 3PGM, 0.20% Ni and 0.14% Cu over 40.0 metres in hole PR-285; 1.17 g/t 3PGM, 0.27% Ni and 0.20% Cu over 64.9 metres in hole PR-294; and 2.59 g/t 3PGM, 0.24% Ni and 0.15% Cu over 20.1 metres in hole PR-307.

The Ga-Phasha Project

Pursuant to the Pelawan transaction, the Company acquired Pelawan's rights to its 50% participation interest in the Ga-Phasha Project (see Item 4A2 – "Summary Corporate History and Intercorporate Relationships", above). The following information is derived from company files and from an August 2004 technical report by E.H. Siepker, Pr.Sci.Nat. Mr. Siepker is deceased.

Property Description and Location

The Ga-Phasha Project is located on the Eastern Limb of the Bushveld Igneous Complex in South Africa, approximately 45 kilometres north-northwest of the Limpopo Province town of Steelpoort and 250 kilometres northeast of Johannesburg.

The project area consists of four farms Paschaskraal, Klipfontein, De Kamp, and Avoca, which cover an area of approximately 9,700 hectares. Mineral rights for the PGM within the UG2 and Merensky Reefs on the farms Klipfontein 465KS and a portion of Paschaskraal 466KS are held by Micawber. Micawber is 50% owned by Plateau and 50% owned by Rustenberg Platinum Mines, a wholly owned subsidiary of Anglo Platinum. In addition, Micawber has a lease over the PGM mineral rights for the remainder of Paschaskraal 466KS, which are held by the state as tabulated below and illustrated in Figure 6. There are nominal annual fees to maintain the farms.

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

Figure 6. Ga-Phasha Project Property Holdings, Eastern Limb of the Bushveld Complex

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Ga-Phasha site is located in a region of sparse development with little infrastructure. Access to the site is gained via gravel roads from Steelpoort or Burgersfort to the southeast, and from Polokwane approximately 80 kilometres to the northwest.

Recent development at the neighboring Twickenham Hackney farms by Anglo Platinum has improved the local infrastructure considerably, although Anglo Platinum has temporarily suspended further development work. The Anglo Platinum development includes paved roads, power lines, and water.

The climatic conditions of the Ga-Phasha area are typical of the Limpopo Province. Summer day temperatures are warm to hot, averaging 26 to 30 degrees C, and the winter months are moderate to cool. The area is considered semi-arid, with annual rainfall of 529 mm, which is below the average for the rest of South Africa. The rainy season extends over the summer months of October through April.

The general topography of the area is defined by a relatively flat valley, flanked by pronounced northwest to south-east trending mountain ranges that are located on the north-eastern and south-western sections of the property. Extensive settlements have been developed at the foot of both these mountain ranges. The area between the villages where the land is flatter has been broken up into small farming units or plots for cultivating crops.

History

Platinum was first discovered in the Eastern Limb of the Bushveld Complex in 1924 and traced to the now famous dunite pipes (tube or pipe shaped igneous rock comprised largely of the mineral olivine) at Maandagshoek. This led, to the discovery of the platiniferous horizon, subsequently named the Merensky Reef, on the Farm Maandagshoek 254KT, approximately 20 kilometres south east of the Paschaskraal Farm. From 1925 to 1927, Northern Platinum Limited undertook an extensive exploration program on both the platiniferous dunite pipes and the Merensky Reef in the Dwars and Olifants River areas; some 700,000 tonnes of platinum bearing ore were mined during early operations in these areas.

During 1969, the ATOK Platinum Mine was developed and commissioned by Anglo Transvaal Consolidated Mines Limited ("Anglovaal") and sold to Rustenburg Platinum Mines ("RPM", a subsidiary of Anglo Platinum) in 1977. Although commercial mining activities by RPM over the past 25 years were limited to the ATOK mine, RPM managed to secure the mineral rights over a large number of farms in the Eastern Bushveld Complex area. Throughout this later period, various exploration and metallurgical test programs were completed that focused mainly on determining the extent and general characteristics of the mineralization. Renewed interest in this area was sparked by the increased demand for PGM in 1999-2000, and by Anglo Platinum's strategy to increase platinum output to 3.5 million refined ounces by 2006. To meet this additional demand, a number of new mining projects are currently under investigation or in different stages of development and construction.

There has been a considerable amount of exploration on the Klipfontein and Paschaskraal farms by past operators such as JCI, Anglovaal, and Anglo Platinum. A total of 327 drill holes have been completed to date, of which 108 intersected the Merensky Reef, and 176 intersected the UG2 Reef.

Initial metallurgical testwork by Anglo Platinum indicates a very good flotation response with negligible effects from dilution and with platinum group element recoveries ranging from 92.7% to 96.5% . The good flotation response was attributed to the predominant association of PGM with base metal sulphides, which are coarser than those present in UG2 in the western Bushveld. Nickel, copper and sulphur recoveries were good for UG2 type ore, namely: 14 24% nickel, 77 86% copper and 83 90% sulphur.

Anglo Platinum prepared a detailed pre feasibility study on the Paschaskraal Project, as it was formerly known, in late 2002. This study envisioned an underground mine very similar to that being developed on the neighboring Twickenham Farm, using down dip semi mechanized reef mining and access by twin shaft declines. Each decline shaft comprises three barrels: a decline ramp for equipment, a conveyor decline, and a chairlift decline for moving personnel. Ore was to be treated at the Twickenham concentrator. Based on twin declines producing 100,000 tonnes per month from the UG2 Reef only, the key findings of this study were: total capital costs estimated to be in the order of ZAR2.5 billion; average all-in operating costs estimated in the order of ZAR210 per tonne milled; an internal rate of return (IRR) of 17 percent net present value (NPV) at a 12% discount rate of ZAR860 million for the project; and a ramp-up period of 50 months required for development of the mine and infrastructure. Based on the above findings, Anglo Platinum concluded the project was an attractive investment.

In October 2003, Khulani GeoEnvironmental Consultants (Pty) Ltd. of Randburg, South Africa completed a resource estimate for the Ga-Phasha Project, outlining measured, indicated and inferred resources in the UG2 and Merensky Reefs. For the UG2 Reef, the in-situ (undiluted at a 4 g/t cut-off) measured and indicated resources were estimated at 109 million tonnes grading 7.0 g/t 4PGM for 23 million contained ounces of PGM. In the Merensky Reef, the measured and indicated resources (undiluted at a 3 g/t cut-off) were estimated at 70 million tonnes grading 4.43 g/t 4PGM for 9.4 million contained ounces of PGM. Additional resources were outlined in the inferred category for both reef horizons. (Note that this resource estimate was not based on CIMM 2000 standards, as required under National Instrument 43-101, and should be considered historical.)

Geological Setting and Mineralization

The Ga-Phasha Project area is situated on the Eastern Limb of the Bushveld Igneous Complex and is underlain by rocks of the Upper Critical and Main Zones. The Main Zone is comprised of gabbros and ferro gabbros (iron and magnesium rich igneous rocks), which occupy most of the central and south eastern parts of the Lulu mountain range.

The two platinum bearing horizons at Ga-Phasha are the UG2 chromitite and the Merensky Reef, both of which occur within the Upper Critical Zone. These rocks form the range of hills along the north eastern boundary of the project area, through which the undulating outcrop of the UG2 Reef can be traced. The Merensky Reef sub outcrops beneath a thick layer of overburden on the flat lying valley floor in the center of the project area.

The sequence strikes northwest southeast and dips in a westerly direction towards the center of the Bushveld Complex. The dip decreases on a regional scale from north to south, ranging from approximately 30 degrees near the Olifants River in the north, to approximately 10 degrees near the Steelpoort Fault to the south. The project area is located some 45 kilometres north of the Steelpoort Fault and 25 kilometres south of the Olifant River Fault. The Schwerin Fault lies approximately 10 kilometres to the east but does not appear to have had any influence on the local Bushveld Complex stratigraphy.

The two most important stratigraphic successions within the Upper Critical Zone are the Upper Group chromitite successions and the Merensky Reef. In general, the Merensky Reef is separated from the UG2 chromitite horizon (also called the UG2 Reef) by a package of norites and anorthosites, averaging some 390 metres in thickness.

Locally, the UG2 chromitite layer averages 61 centimetres in width. The UG2 is overlain by medium grained feldspathic pyroxenite. Chromitite stringers of variable thickness occur in the immediate hangingwall of the reef horizon and are commonly referred to as the Leader seams of the UG2.

The Merensky Pyroxenite unit is composed mainly of poikilitic pyroxenite and is at least 5 metres in thickness. The lowermost portion of the unit is usually barren but, significantly, the upper portion of this unit often consists of a coarse to very coarse-grained pyroxenite, sometimes with a chromitite stringer containing visible sulphides. This unit occurs at the base of the Merensky Reef "value zone" and typically varies between 20 centimetres and one metre in thickness. The overlying Merensky Reef itself is composed of a poikilitic pyroxenite up to one metre in thickness, within which visible sulphides occur in variable amounts. The top of the reef is usually marked by a thin (less than 1 centimetre thick) chromitite layer.

Sampling and Analysis, and Security of Samples

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

During the logging process the sampling interval through the reef succession is determined, and individual samples measured off, marked and numbered according to standard. Sampling is continuous through the sample section. The marked core is then submitted to the technical staff, which firstly cut the core in half longitudinally through the complete sampling interval. One half of this core is then cleanly broken with a sharp chisel at individual sample boundary markings, and each in turn then immediately labelled, bagged and sealed (diamond saw cutting is not used to split individual samples because of the loss of material associated with it). Precautions are taken to avoid any cross contamination between samples. The remaining half of the core remains in the core trays with the flat cut side facing upwards. The sample intervals and numbers are replicated onto this surface for reference, and future re sampling if necessary. The sampling process is fully documented on site, and records of all sampling maintained.

After the bagging of samples on site at the Driekop core yard, the samples were transported to Anglo Platinum Research Centre ("ARC") in Germiston, near Johannesburg, by 3 ton Dyna or pickup truck. ARC processed the samples from pre 2000 drilling. Post 2000 samples are processed by Anglo American Research Laboratory ("AARL"). When transported to AARL, the samples were delivered by ARC staff and vehicles.

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

All samples are pulverized to 80% +/ 5% <75 microns. For Fire Assay – 4 elements (Pb collector), there is loss of PGM and these results then often require a correction factor to be applied. In the borehole database, samples assayed using Pb collector fire assay methods have not been corrected. The precious metal concentration is reported as the sum of Pt, Pd, Rh, and Au.

For Fire Assay ICP at ARC, silver is used to collect Pd, Pt, and Au, and Pd is used to collect Rh. Using the Ag/Pd collectors reduces random losses of the PGM and a more precise analysis is achieved as well as a lower detection limit.

AARL Procedures

Samples are crushed in a jaw crusher to 2 millimetres. The entire sample is then milled to 85 per cent – 75 microns or finer. An 8 minute milling time is required. For Atomic Absorption, pulped samples are digested with a triple acid attack with perchloric, nitric and hydrofluoric acids. The acid attack is performed three times after which the solutions are transferred to 100 ml flasks and read on the Atomic Absorption Spectrometry for Cu and Ni. Four per cent of the samples are replicated. Two blanks and three reference standards are included in every batch.

Prior to X ray fluorescence analyses, pulped samples are mixed with a styrene – wax binder (SASMU) and milled to mix in the binder and further reduce particle sizes. The samples are pressed into briquettes. The briquettes are read on the AARL PW 1404 X Ray Fluorescope for Cu and Ni. Mineralogical effects are evident in the briquettes – hence separate 'type' calibrations are critical for UG2 and Merensky type samples. Approximately 5 per cent on the samples are replicated. Two reference materials are analyzed with every batch (max 100).

For Fire Assay and ICP, all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples are weighed out and mixed with an appropriate flux for the material type. Silver is used as a co collector. The samples are fire assayed and the prills (material remaining from this process) are dissolved in aqua regia and read on the inductively coupled plasma ("ICP") spectrometer for Pt, Pd and Au. One blank and two reference materials are analyzed with every worksheet (max 35).

For Rhodium, all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples are weighed out and mixed with an appropriate flux for the material type. Palladium is used as a co collector. The samples are fire assayed and the prills (material remaining from this process) dissolved in aqua regia and read on the ICP for Rh. One blank and two reference materials are analyzed with every worksheet (max 35).

Data Verification and Quality Control

AARL has a comprehensive assay quality control system that includes blanks, certified reference materials, in house reference materials, and twin streaming / replicate analyses. AARL is an ISO 17025 registered company and operates according to international quality standards.

Care is taken during the handling of samples to avoid potential cross contamination or misplacement of samples. High and low grade materials are processed in completely separate areas throughout the laboratory, using dedicated and clearly labelled equipment. Samples are weighed and checked upon receipt at the AARL. Quarry quartz is crushed and milled between individual batches to avoid any possible carry over. This quartz is analyzed with the batch and these data reported to the ARC during progress meetings.

For each tray (worksheet) of Pt, Pd and Au and Rh analysis, reagent blanks, standard reference material and duplicate samples will be included for control purposes. Internationally certified standards as well as internal standards of matched matrices are used. Fire assay pots are used only once to avoid the possibility of cross contamination of samples.

A full calibration of the ICP and AAS is performed prior to sample analysis, and a synthetic check solution is included after every 15 samples. Where the check solution data falls outside the acceptable control limits, the instrument is re calibrated.

Worksheets will be accepted or rejected based on the quality control data of the standards replicates and blanks. A complete audit trail is maintained in the laboratory to ensure trace ability, transparency and ISO compliance.

Quartz blanks are designed to monitor the entire process from sample preparation to instrumentation. Reagent blanks are introduced during secondary preparation. These are essentially reagents without the sample introduced. For example in fire assay the reagents would be assayed. Reagent blanks reflect contamination introduced during the analysis phase but not the primary preparation phase. Specific density and XRF data don't have reagent blanks, but do have quartz blanks.

With each method certified (CRM) and in house (IHRM) reference materials are run. For each method samples are replicated, if not twin streamed. The Pt, Pd and Au and Rh are twin streamed, i.e. a 100% replication. For XRF and Specific density analyses 10% replicates are run. Replicates are essentially used for measuring the precision of the analyses, and appropriate action is taken if such results are not considered satisfactory. A comprehensive quality control system ensures that the data reported is within the quality control criteria and all ISO standards are met.

Mineral Resource Estimates

A total of 327 diamond drill holes had been drilled on the farms Paschaskraal and Klipfontein to the date of the January 2004 resource estimate: 108 drill holes intersected the Merensky Reef; 176 drill holes intersected the UG2 Layer; and 83 drill holes were drilled for geotechnical purposes mainly in connection with the originally planned shaft in the southern portion of the Paschaskraal Farm. Figure 7 is a drill hole plan and Figure 8 is a cross section showing the relative positions of UG2 and Merensky Reefs.

All drill holes used for the resource estimation are vertical and most boreholes are drilled BQ core size (36.4 millimetres diameter), as well as deflections if drilled. In some instances, where ground conditions were poor or core recoveries in the reef zones were not representative, a NQ core size (47.6 millimetres diameter) hole was drilled nearby. The average vertical thickness of the UG2 reef is 0.74 metre and of the Merensky Reef is 1.17 metres.

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

The resource estimate was completed by Global Geo Services (Pty) Ltd. (Global Geo Services) of South Africa. Eugene H. Siepker, Pr.Sci.Nat., of Global Geo Services, is the independent Qualified Person for the mineral resource estimate and the February 2004 technical report that is filed on www.sedar.com.

Figure 7. Drill Hole Plan

Figure 8. Cross Section
Red (upper) is Merensky Reef and Green (lower) is UG2 Reef

In-situ resource figures for the farms Paschaskraal and Klipfontein for the UG2 and Merensky Reefs are summarized in the table below. The resource estimation excludes the first 40 metres below surface, which is considered as an oxidized zone. The Specific Gravity utilized for the Merensky Reef is 3.1 and for the UG2 Reef is 4.25. A 40% geological loss factor was applied, which includes 10% for faulting, 15% for potholes, 10% for intrusions and 5% for iron replacement bodies. Even though dykes swarms effect the area more than on the adjoining properties, the resource figures are regarded as conservative, since the industry average due to these features is around 20 - 30%.

Summary of Resources on farms Paschaskraal amd Klipfontein
UG2 and Merensky Reefs at base case cut-offs

The Avoca and De Kamp farms adjoin Paschaskraal and Klipfontein on the down dip side of the UG2 and Merensky Reefs. No boreholes were drilled on these farms, but it could be assumed that the reefs developed on Paschaskraal/Klipfontein farms would be developed on Avoca and DeKamp. An Inferred Resource has been estimated for Avoca and DeKamp based on similar grades and thickness as those for Paschaskraal and Klipfontein. Using an area of 39.5 hectares and a reef dip of 15 degrees, with a 40% geological loss, the estimated Inferred Resource at a 2 g/t cut-off for the Merensky Reef is 97.6 million tonnes at a grade of 4.34 g/t 4PGM and at 4 g/t cut-off for the UG2 Reef is 77.6 million tonnes at a grade of 7.05 g/t 4PGM.

Exploration and Development

Anooraq technical staff carried out a due diligence assessment of the Ga-Phasha Project with the assistance of South African consultants, including Global Geo Services and GeoLogix.

Anglo Platinum has continued drilling at Ga-Phasha in conjunction with its work on its adjoining Twickenham Hackney property. The resource database has been updated as information on the 2003 and 2004 drilling programs is received from Anglo Platinum.

Plan of Operation - 2005

The August 2004 technical report recommended the following work program:

1.	Updating the resource model integrating the additional drilling that has been carried out in 2003- 2004.
2.	Additional drilling in those areas that are currently outlined as inferred, and to upgrade the indicated resources to a measured category.
3.	Additional exploration and analysis to better define the geological losses so that the current 40% estimate can be refined and/or reduced.
4.	Data compilation, metallurgical and geo-technical testing, and environmental planning, to prepare for feasibility studies.

The Company has also proposed additional work to prepare for a pre-feasibility study.

Proposed Budget - Exploration and Pre-feasibility studies	Cdn$
Diamond drilling – including all assays (20,000 metres)	$2,005,000
Supervisory, technical and support staff	300,000
Engineering - mine, metallurgy, geo-technical	380,000
Environment	60,000
Total	$2,645,000

The Thusong Project

Property Description and Acquisition, and Location

The Thusong Joint Venture property is located about 74 kilometres north of Rustenburg, South Africa. The property consists of the Wachteenbietjieslaagte 4 JQ, Vogelstruiskraal 400 KQ and Cyferkuil 1 JQ farms.

In May 2004, Anooraq and its wholly owned South African subsidiary Plateau entered into Thusong Platinum Mine Joint Venture Agreement with RPM, a wholly owned subsidiary of Anglo Platinum, to explore and develop PGM, gold and nickel mineralization on the property.

Pursuant to the terms of the Joint Venture Agreement, Anooraq and RPM will form an initial 50/50 Joint Venture (the "JV") to explore the three farms for a period of up to five years. During the period, Anooraq will operate exploration programs, and spend up to ZAR11.9 million (about C$2.3 million) on behalf of the JV. Anooraq will have the option to proceed to take the project to a Bankable Feasibility Study ("BFS"). Once the BFS has been completed, the parties, by agreement, may jointly or separately proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. Should RPM decide not to contribute to exploitation, it remains entitled to dilute to a minimum 17.5% non contributory interest, adjusted depending on the final PGM royalty established under the Royalty Bill to a maximum of 20%. Should Anooraq decide not to proceed, RPM has the right to buy out Anooraq's interest.

Geological Setting

The properties are located on the Western Limb of the Bushveld Complex, adjacent to the Anglo Platinum's Union operations. The Union mine's annual production of equivalent refined platinum ounces is 313,000 ounces (Anglo Platinum's 2004 Annual Report).

The Thusong properties are largely unexplored.

Exploration and Development

Plan of Operation – 2005

Exploration is planned to begin in 2005. The proposed program includes data compilation, an airborne geophysical survey, geological mapping and rock and soil sampling.

Year 1 Exploration	ZAR
Geological Data Compilation	125,000
Airborne Magnetic Survey (100 metre spaced lines)	300,000
Surface Geological Mapping (90 crew days)	330,000
Rock Sample Analysis	85,000
Soil Geochemical survey (1500 samples)	360,000
Total Proposed Expenditures	1,200,000
Cdn$240,000

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

Anooraq’s results of operations are economically evaluated on an "event driven" basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a mineralized deposit’s size and continuity, information that is not in the financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal period by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Anooraq’s operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important. Although Anooraq calculates an annual loss per share (which has varied over a range of $0.08 to $0.18 over the last three fiscal periods), Anooraq is of the view that its share price does not vary in accordance with the loss per share statistic but rather Anooraq share prices vary with the price of the underlying market for platinum group metals and the outlook for these metals.

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

For additional details respecting the five year historical exchange rates, see Item 3 – "Key Information". Anooraq has not been significantly affected by government economic, fiscal, monetary or political policies, and the outlook for Anooraq's assets primarily relate to the outlook for platinum group metals. For information relating to the historical prices for platinum group metals, see Item 5D – "Trend Information" below.

A.           Operating Results

Fiscal 2004 Compared to Fiscal 2003

Revenue from interest increased from $46,060 in fiscal 2003 to $485,452 in fiscal 2004. Expenses for the 2003 fiscal year are $3.8 million as compared to $13.0 million in fiscal 2004.

Current assets increased from the previous year by $10,112,924 and similarly, working capital increased from the previous year by $9,067,468 as a result of increased cash balances on hand, primarily because of the Company's $20 million equity financing in December 2003. The increase in current liabilities is primarily related to the invoices and payments owed due to the closing of the transaction with Pelawan (see Item 4A2 – "Summary Corporate History and Intercorporate Relationships").

The loss for the fourteen months ended December 31, 2004 was $13,027,264 compared to a loss of $3,829,414 in the year ended October 31, 2003. This is an increase of $9,197,850, primarily as a result of costs incurred in increased exploration activities, the establishment of an office in South Africa and costs incurred in closing the Pelawan transaction (discussed above), and an increase in stock-based compensation expense. The Company recorded a loss of $0.18 per share for the year ended December 31, 2004, compared to a loss of $0.11 per share for the year ended October 31, 2003.

Exploration expense increased by $5,896,482, in comparison to the year ended 2003 as a result of increased activity on the Ga-Phasha and the Boikgantsho projects. The Boikgantsho drilling program that began in January 2004 continued into the fourth quarter, resulted in significant increases in engineering, and geological and consulting expenses for the year compared to the previous year. Drilling costs increased to $2,972,042 as compared to $308,552 for the prior year. Assays and analysis expenditures increased to $1,550,516 from the $207,939 expended in 2003. Geological and consulting costs of $1,022,430 increased from the $603,000 spent in the previous year. Engineering costs increased from

$111,177 to $881,777. The cost of site activities was $484,920 in comparison to $218,116 spent in the previous year. Site activity costs were principally associated with maintaining the field office in South Africa, but also include activities associated with the drilling program. Drilling costs were associated with a total of 36,890 metres which were drilled in 182 holes at Boikgantsho in 2004 to mid December 2004. Of these, approximately 13,872 metres were drilled during the period August 2004 to December 2004.

Legal, accounting and audit expense increased by $447,074 for the year 2004 primarily as a result of the South African and Canadian legal work related to the Pelawan transaction. Office and administration expense increased by $326,355 largely due to the establishment of an office in South Africa, and conference and travel costs increased by $305,868 in comparison to the previous year as a result of the Pelawan transaction. Consulting costs increased by $435,242 from the previous year. Trust and filing costs increased by $142,094 in comparison to the previous year.

HDI of Vancouver, British Columbia, is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. In fiscal 2004, Anooraq incurred costs of $1,512,441 from HDI, compared to $1,281,758 in the fiscal 2003.

Fiscal 2003 Compared to Fiscal 2002

Revenue from interest increased from $38,341 in fiscal 2002 to $46,060 in fiscal 2003. Expenses for the 2003 fiscal year were $3.8 million as compared to $2.4 million in fiscal 2002.

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

The most significant expenditures continue to be on exploration. These costs totaled $1,972,659 in fiscal 2003 compared to $976,087 in the previous year. The increase was due to additional drilling that was done during the year in two areas of the Platreef Project. As drilling was still underway on the Central Block at year-end, some of these expenditures will be recorded in fiscal 2004.

The highest exploration expenditures in fiscal 2003 were on geological and consulting, and drilling. Geological and consulting costs (2003 - $611,875, 2002 - $425,225) were related to planning and carrying out drilling programs. Drilling costs (2003 - $308,552, 2002 - $55,446) were associated with 15 drill holes, totaling 2,465 metres, drilled at South Block; eight holes, totalling 1,809 metres completed to year-end on the Drenthe farm in the Central Block; and one diamond drill hole, totalling 178.9 metres, drilled on the Noord Holland farm in the Central Block. Assay costs (2003 - $207,939, 2002 - $33,768) also increased due to the drilling programs. Site activities expenditures (2003 - $218,116, 2002 - $100,914) were related to maintaining the field office in South Africa and other costs related to the drilling program. Property fees also increased in fiscal 2003 (2003 - $286,073; 2002 - $39,143) due to the option payments made during the year on Platreef properties.

HDI of Vancouver, British Columbia is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. In fiscal 2003, Anooraq incurred costs of $1,281,758 from HDI, compared to $1,143,295 in fiscal 2002.

B.           Liquidity and Capital Resources

Overview and Recent Events

Historically Anooraq's sole source of funding has been the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Anooraq also issued common share capital in each of the last few years pursuant to private placement financings. Anooraq has no assurance of continued access to significant equity funding.

Fiscal 2004 Compared with Fiscal 2003

At December 31, 2004, the Company had working capital of approximately $14.1 million as compared to $5.1 million at the end of the 2003 fiscal year, and the estimated cash position at June 20, 2005 was approximately $7.2 million.

Anooraq's sources of capital are primarily equity and debt investors. The Company's access to capital sources is dependant upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing could result in significant delays of exploration programs and a substantial curtailment of operations. The Company's cash resources at June 20, 2005 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels. Some programs may be deferred and operations curtailed.

The Company had 148,020,407 common shares outstanding at December 31, 2004. As the Company chooses to proceed on its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

The Company has no capital lease obligations, operating leases or any other long term debt.

The Company has no "purchase obligations", meaning any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

On December 24, 2003, the Company completed a private placement financing for gross proceeds of $20 million. Proceeds are being used for general working capital purposes and to facilitate the advancement of Anooraq's PGM-nickel projects in South Africa.

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

At October 31, 2003, Anooraq had a positive working capital position of $5.1 million as compared to $5.2 million at the end of the previous quarter, and $3.3 million at the end of the fiscal 2002. At October 31, 2003 the Company had 40,164,172 common shares outstanding as compared to 32,148,463 common shares outstanding as of October 31, 2002.

Financial Instruments

Anooraq keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds in excess of Anooraq's immediate needs are invested in short term near-cash investments pending the need for the funds.

Material Commitments for Capital Expenditures

At December 31, 2004 and June 20, 2005, the Company had no material commitments for capital expenditures.

C.           Research and Development, Patents and Licenses, etc.

Anooraq is a resource-expenditure based corporation and, accordingly, does not have a program of intellectual property development or patenting or licensing issues.

D.           Trend Information

As a natural resource exploration company, Anooraq's activities reflect the more cyclical nature of metals prices.

Average prices for most base and precious metals increased in 2004 from the previous year, and have continued to increase in 2005. The average price for platinum in 2004 was US$846/oz, compared to US$693/oz in 2003. Prices have averaged US$866/oz in 2005. Palladium prices averaged US$231/oz in 2004, compared to US$202/oz in 2003, and have declined in 2005 to average approximately US$192/oz. The average price of gold in 2004 was US$410/oz, compared to US$364/oz in 2003. The price of gold has averaged approximately US$428/oz over the first half of 2005.

Nickel prices averaged US$6.29/lb in 2004, compared to US$4.38/lb in 2003. Nickel prices have continued to be strong in 2005, averaging US$7.25/lb over the first half of the year. Copper prices averaged US$1.30/lb in 2004, compared to US$0.81/lb in 2003, and have averaged US$1.50/lb to the end of June 2005.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name and Occupation

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a directors of the Company.

Name, position in the Company and province or state, and country	Period(s) a director of the
of residence	Company(1)

Scott D. COUSENS	Since September 1996
Director and Vice President, Capital Finance of Anooraq
British Columbia, Canada

Robert A. DICKINSON	From November 1990 to
Director and Co-Chairman of Anooraq	September 2004, and
British Columbia, Canada	since October 2004

David M.S. ELLIOTT	Since April 2005
Director of Anooraq
British Columbia, Canada

H. Wayne KIRK	Since July 2005
Director of Anooraq
California, United States

Phumzile LANGENI	Since December 2004
Director and Executive Director, Investor Relations
Gauteng, South Africa

Jeffrey R. MASON	n/a
Chief Financial Officer and Secretary of Anooraq
British Columbia, Canada

Popo S. MOLEFE	Since September 2004
Director and Co-Chairman of Anooraq
North West Province, South Africa

A.H.C. Harold MOTAUNG	Since September 2004
Director and Chief Operating Officer
Gauteng, South Africa

Tumelo M. MOTSISI	Since September 2004
Deputy Chief Executive Officer, and Managing Director
Gauteng, South Africa

Sipho NKOSI	Since September 2004
Director of Anooraq
Gauteng, South Africa

Rizelle M. SAMPSON	Since September 2004
Director of Anooraq
Gauteng, South Africa

Ronald W. THIESSEN	Since April 1996
Director, President, and Chief Executive Officer of Anooraq
British Columbia, Canada

______________________

Notes:

(1)	For the respective principal occupations of these directors during the five preceding years, see their biographies below.
(2)
All directors have a term of office expiring at the next annual general meeting of Anooraq. All executive officers have a term of office lasting until their removal or replacement by the Board of Directors.

Additional details including the principal occupation for the past five years of the above directors are as follows:

SCOTT D. COUSENS – Director and Vice President, Capital Finance

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or has been within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, B.Sc., M.Sc. – Co-Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or has been within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Co-Chairman (September 2000 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to present), Co-Chairman (September 2000 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Co-Chairman (September 2000 to present) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Co-Chairman (September 2000 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to February 2001), Co-Chairman (September 2000 to February 2001), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chief Executive Officer (May 1997 to November 2001), and Co-Chairman (November 2001 to present); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Co-Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

DAVID M.S. ELLIOTT, B.Comm, CA – Director

David Elliott has a strong and diverse background as a public accountant and corporate executive. He graduated from the University of British Columbia with a Bachelor of Commerce degree and acquired a Chartered Accountant designation in 1973 with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar, in 1995. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He has served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis Missouri in 1999, a company which was involved with food distribution as well as manufacturing and distribution of pet and animal feed. Since 2002, he has been working with companies developing e-mail and data management services.

Mr. Elliott currently serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association, and of Anooraq Resources Corporation, Great Basin Gold Ltd., Taseko Mines Limited and Northern Dynasty Minerals Ltd.

WAYNE KIRK, LLB - Director

Wayne Kirk is an attorney and consultant. He holds an undergraduate degree in economics from the University of California, Berkeley, and a law degree from Harvard University. He was called to the bar in California in 1969. Mr. Kirk was an associate and partner in the San Francisco law firm of Thelen, Marrin, Johnson & Bridges from 1969 until 1992, specializing in corporate and mining law. He was Vice President, General Counsel and Corporate Secretary of Homestake Mining Company from 1992 until Barrick Gold Corporation's acquisition of Homestake in December 2001. Mr. Kirk was a director of Prime Resources Group Inc. (gold mining) (TSX; AMEX) from February 1996 until January 1999. From March 2002 until his retirement in July 2004, he was special counsel to the New York/San Francisco law firm of Thelen Reid & Priest LLP.

Mr. Kirk currently serves on the boards of Anooraq Resources Corporation, Great Basin Gold Ltd., Taseko Mines Limited and Northern Dynasty Minerals Ltd.

PHUMZILE LANGENI, B.Comm. – Director and Executive Director, Investor Relations

Miss Langeni is a South African citizen and holds a Bachelor of Commerce degree from the University of Natal, Durban, South Africa. She completed the Johannesburg Stock Exchange "JSE" Stockbroking course at Witwatersrand University in 1996. She is a fellow of the South African Institute of Stockbrokers and a member of the Association of Black Security and Investment Professionals. Miss Langeni sits on the JSE Alternate Exchange Advisory Board and is a member of the Securities Regulation Panel ("SRP"). Prior to joining Anooraq she was an executive director of BJM Securities; a subsidiary of South African listed BJM Holdings, and served as Head of New Business. She was one of the founding members and executive director of Mazwai Securities. Miss Langeni began her career at Real Africa Durolink Securities, becoming an equity sales trader for both local and foreign institutions, then a director. Later, she worked as a businesswoman and as an equity sales trader for Standard Equities.

Miss Langeni is a non executive director of two companies in South Africa; transport giant Imperial Holdings Limited and retail group Massmart Holdings Limited.

JEFFREY R. MASON, B.Comm, CA - Chief Financial Officer, and Secretary

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies that Hunter Dickinson Inc. provides services for.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Chief Financial Officer (September 1998 to present); Treasurer (September 1995 to September 1998); Anooraq Resources Corporation, Director (April 1996 to present), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present), Treasurer (September 1996 to February 1999); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company which is a wholly owned subsidiary of Taseko Mines Limited).

POPO S. MOLEFE, PhD. – Co-Chairman of the Board and Director

Dr. Molefe is a South African citizen and holds a Diploma in Governance from Harvard School of Governance, a Diploma in Business Leadership from the Wharton School of Business Leadership at the University of Pennsylvania and a Doctorate from North West University, South Africa. Dr. Molefe is a well known political activist and currently sits as a member of the National Executive Committee of the African National Congress ("ANC"), the ruling political party in South Africa. He also holds the position of Chair – ANC Provincial Executive, North West Province, and Chancellor of the North West University. The North West Province is also known as "The Platinum Province" in South Africa as it hosts some of the largest PGM deposits on the Bushveld Complex.

During 1994 to 2004, Dr Molefe served as Premier of the North West Province, South Africa. Dr. Molefe is not a director of any other public companies.

A. H. C. HAROLD MOTAUNG, BSc, MBA – Director and Chief Operating Officer

Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor. Mr. Motaung then moved to the South African Government's Department of Minerals and Energy (DME) as a director within the Mine Inspectorate. As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed Chief Director within the Mine Inspectorate. His portfolio included the gold, platinum and coal regions of South Africa.

In Mr. Motaung's capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited.

TUMELO MOTSISI, BA, LLM, MBA – Deputy Chief Executive Officer, and Managing Director

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the negotiated benefits division of the sizeable South African financial services company, Alexander Forbes Limited.

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions ("Cosatu"). He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi recently resigned his position as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings, in order to pursue his interests in the mining and energy sectors. Mr. Motsisi is a member and director of several South African companies.

SIPHO NKOSI, B.Comm, MBA – Director

Mr. Nkosi is a South African citizen and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts. He has an extensive background in the mining and power industries. He is a founder of and is currently Chief Executive Officer of Eyesizwe Coal (Pty) Ltd. ("Eyesizwe"), one of the South Africa’s largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA), and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

RIZELLE M. SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of Western Cape. Ms. Sampson is also currently pursuing a Masters Degree in Management of Technology and Innovation at the Da Vinci Institute of Technology. Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd., Ms. Sampson recently took the position of Director: Marketing at BD Sarens (Pty) Ltd. Ms. Sampson is not a director of any other public companies.

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

Ronald W. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986 Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to September 2004), Co-Chairman (September 2004 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

Conflicts of Interest

During the fiscal quarter ended June 30, 2005, all employees of Pelawan were transferred to the Company. Between the completion of the Pelawan transaction (see Item 4A2 – "Summary Corporate History and Intercorporate Relationships") and July 1, 2005 there was an interim resource sharing arrangement between the Company and Pelawan in relation to the South African office and activities of the Company, which could have represented a potential conflict of interest for two of the directors of the Company, namely Messrs. Motsisi and Motaung, who are related to Pelawan. Under this resource sharing arrangement, the Company reimbursed Pelawan in respect of its overhead expenditures, subject to fixed budget arrangements.

B.           Compensation

As used in this Annual Report, "Named Executive Officers" or "NEOs" means (i) each individual who served as chief executive officer or chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year of the Company, and (ii) each of the Company's three (3) most highly compensated executive officers, other than the chief executive officer and chief financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus for the year exceeded $150,000. Also included are any other individuals whose total salary and bonus during the most recently completed financial year exceeded $150,000 whether or not they were an officer of the Company at the end of the most recently completed financial year.

Anooraq's Named Executive Officers do not serve Anooraq on a full time basis given that the nature of Anooraq's resource property exploration and development business is such that most of its requirements for management services are satisfied by Anooraq engaging third-party mineral exploration and development contractors.

During the Company's financial period ended December 31, 2004, the aggregate cash compensation paid or payable by the Company to its directors and senior officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $614,043.

The following table provides a summary of compensation earned by Named Executive Officers ("NEO") during each of the last three fiscal periods:

Summary Compensation Table

NEO Name and Principal Position	Annual Compensation				Long-Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald W. Thiessen President and Chief Executive Officer	2004 2003 2002	62,095 62,336 62,663	Nil Nil 120,000	5,400 Nil Nil	Nil 216,000 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Tumelo M. Motsisi Deputy CEO and Managing Director	2004 2003 2002	81,520 Nil Nil	10,486 Nil Nil	1,200 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2004 2003 2002	46,848 51,258 43,768	Nil Nil 60,000	2,800 Nil Nil	Nil 216,000 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	The fiscal periods presented are as follows: 14 months ended December 31, 2004, 12 months ended October 31, 2003, and 12 months ended October 31, 2002.

Long-Term Incentive Plans Awards

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial period”. LTIP’s do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIP's to any Named Executive Officer during the most recently completed financial period.

Stock Options

As used in this Annual Report, "options" includes all options, share purchase warrants and rights granted by the Company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options include any grants made to a NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company. The Company's Stock Option Plan provides that options may be granted to certain persons providing services to the Company, including directors, officers and employees. For additional details concerning the Company's Stock Option Plan see Item 6E – "Share Ownership", below.

No options were granted to Named Executive Officers during the financial period ended December 31, 2004. The following table provides information relating to options exercised by Named Executive Officers during the financial period ended December 31, 2004 and the value of unexercised options of Named Executive Officers as at December 31, 2004.

Aggregate Option Exercises During the Financial Period Ended December 31, 2004
and Financial Period-End Option Values
NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY- End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	346,000	343,680	120,000 / 0	0 / 0
Tumelo M. Motsisi	Nil	Nil	0 / 0	0 / 0
Jeffrey R. Mason	346,000	352,320	120,000 / 0	0 / 0

There were no downward repricings of any options held by any NEO during the Company's most recently completed financial year.

On October 29, 2003, an aggregate of 840,000 (120,000 to each of seven directors) incentive options to purchase shares were granted to the directors at an exercise price of $2.00 per share. The options expire on October 21, 2005. The shares traded at a high of $1.86 per share and a low of $0.85 per share during the 30 day period preceding the date of grant of the options. The options were issued pursuant to the Company's Stock Option Plan.

On May 2, 2005, an aggregate of 2,180,000 incentive options to purchase shares were granted to the directors at an exercise price of $1.40 per share. The options expire on December 17, 2010. The shares traded at a high of $1.33 per share and a low of $1.03 per share during the 30 day period preceding the date of grant of the options. The options were issued pursuant to the Company's Stock Option Plan.

Pension Plans

There is no defined benefit or actuarial plan in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to any of the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

Other

Commencing November 1, 2003, each director of the Company was paid an annual director's fee of $2400 (paid quarterly) and an additional fee of $600 for each directors' meeting attended. Each director who was a member of a committee received $2400 for each committee of which he or she was a member, and a further fee of $600 for each committee meeting attended. This remuneration scheme was discontinued effective January 1, 2005, pending the adoption of an amended remuneration package to be recommended by the Compensation Committee and subsequently approved by the Board of Directors.

Other than the foregoing, the aggregate value of other compensation (including benefits) paid by the Company and its subsidiaries to executive officers of the Company did not exceed the lesser of $10,000 times the number of executive officers and 10% of the cash compensation paid to executive officers during the financial period ended December 31, 2004.

C.           Board Practices

All directors except Wayne Kirk (who was appointed to the Board of Directors in July 2005) were reelected at the June 17, 2005 annual general meeting and all directors have a term of office expiring at the next annual general meeting of Anooraq, expected to be held in June 2006. All officers have a term of office lasting until their removal or replacement by the Board of Directors. For details of the period during which such directors and officers of the Company have served as such, see Item 6A – "Directors and Senior Management", above.

There are no arrangements under which directors were compensated by Anooraq and its subsidiaries during the financial year ended December 31, 2004 for their services in their capacity as directors and consultants except as herein disclosed. For the fiscal period ended December 31, 2004, Anooraq compensated its directors directly and indirectly for services by paying them an aggregate of $614,043, excluding the amount paid to Mr. David Copeland (a former director)'s private companies, CEC Engineering Ltd and Geologie Baie James Ltee. Anooraq paid $135,104 to the private engineering company owned by David J. Copeland for engineering and geological services provided during the year.

On October 29, 2003, an aggregate of 840,000 incentive options to purchase shares were granted to the directors (see Item 6B – "Compensation", above). On May 2, 2005, an aggregate of 2,180,000 incentive options to purchase shares were granted to the directors at an exercise price of $1.40 per share. (see Item 6B – "Compensation", above)

The Audit Committee is currently comprised of Messrs. Elliott, Molefe, and Nkosi, all of whom are independent and unrelated directors. The audit committee is elected annually by the directors of Anooraq at the first meeting of the board held after Anooraq's annual general meeting. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

The Company has reviewed the composition of the Compensation Committee (currently Messrs. Motsisi and Thiessen, neither of whom is an independent and unrelated director) and is in the process of changing it to a committee comprised of three independent and unrelated directors, namely, Messrs. Elliott, Kirk and a third independent and unrelated South African director. The Compensation Committee is elected annually by the directors of Anooraq at the first meeting of the board held after Anooraq's annual general meeting. Its primary function is to assist the Board in monitoring, reviewing and approving the Company's compensation practices and administering the Company's share compensation plans. The Compensation Committee is also responsible for recommending to the Board candidates for senior executive positions.

D.           Employees

During the fiscal quarter ended June 30, 2005, all employees of Pelawan were transferred from Pelawan, as their work was essentially solely related to the affairs of Anooraq. Previously, Anooraq had no employees, and contracted staff on an as-need basis. Anooraq’s functions are primarily administered through Hunter Dickinson Inc. (see Item 7).

E.           Share Ownership

a)           Shares

As at June 20, 2005 the directors and officers of Anooraq and their affiliate, as a group, beneficially own directly or indirectly, or exercise control or direction over an aggregate of 21,583,977 common shares (15%) and held options and warrants to acquire an additional 3,100,000 common shares. To the knowledge of the directors and officers of Anooraq, as at such date, there were no persons exclusive of directors and officers holding more than 10% of the issued common shares.

b)           Options

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the "Stock Option Plan"). The Stock Option Plan was originally approved by shareholders at the Company's annual general meeting held on April 21, 1998. A resolution increasing the number of shares available for issuance under the Plan was approved by shareholders on April 23, 2003 and further resolutions authorizing the number of shares available for issuance under the Plan were approved by the Shareholders on May 21, 2004 and June 17, 2005. Under the Stock Option Plan, which is dated for reference May 21, 2004, a total of 18,300,000 common shares are reserved for share incentive options to be granted at the discretion of Anooraq's Board of Directors to eligible optionees (the "Optionees"). As of June 20, 2005, an aggregate of 18,300,000 share incentive options are available under the Plan of which 6,083,200 options were outstanding, 4,696,800 options had been exercised, and 7,520,000 share incentive options remain available for issuance to future Optionees.

Material Terms of the Stock Option Plan

Eligible Optionees

Under TSXV policy, to be eligible for the issuance of a stock option under the Stock Option Plan an Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide TSXV with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSXV.

Material Terms of the Plan

The following is a summary of the material terms of the Stock Option Plan:

A)	all options granted under the Stock Option Plan are non-assignable and non-transferable and are for up to a period of up to 10 years;
B)
for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

C)
the Company has a share purchase option approval plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and non-employees. The exercise price of each option can be set equal to or greater than the closing price of the common shares on the TSXV on the day prior to the date of the grant of the option less the applicable discount according to TSXV policy. An option has a maximum term of up to ten years and terminates 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management's discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is done at the discretion of the Board at the time the options are granted; and

D)
the minimum exercise price of an option granted under the Stock Option Plan must not be less than the closing price for shares of the Company as traded on the TSXV on the last trading day before the date that the option is granted less allowable discounts as permitted by TSXV (depending on the price at the time of grant).

Disinterested Shareholder Approval ("DSA")

As used in this Annual Report, "disinterested shareholder approval" means the approval by a majority of the votes cast by all shareholders of Anooraq at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of Anooraq (generally officers and directors) to whom the DSA Options have been granted under the Stock Option Plan and Associates of those Insiders.

Anooraq has obtained disinterested shareholder approval of the Stock Option Plan and therefore under TSX Venture policy:

•	the number of options granted to Insiders of Anooraq may exceed 10% of Anooraq's outstanding listed shares;
•	the aggregate number of options granted to Insiders of Anooraq within a one year period may exceed 10% of Anooraq's outstanding listed shares; and
•	the number of options granted to any one Insider and such Insider's associates within a one year period may exceed 5% of Anooraq's outstanding listed shares,

but always subject to the aggregate limit of 18,300,000 shares.

As at June 20, 2005, an aggregate of 6,083,200 common shares of the Company have been reserved for issuance pursuant to the following employee, director, executive officer and service provider stock options:

Incentive options

			Exercise	Number
Optionholder Status	Date of Grant	Expiry Date	Date	of Shares
Directors and Officers of the	October 29,2003	October 21, 2005	$2.00	600,000
Company and its	May 2, 2005	December 17, 2010	$1.40	2,180,000
Subsidiaries
				2,780,000

Employees and Consultants	September 5, 2003	September 8, 2005	$0.85	100,000
	September 30, 2003	September 30, 2005	$0.85	50,000
	October 29, 2003	October 21, 2005	$2.00	872,500
	November 25, 2003	October 21, 2005	$2.00	72,500
	May 26, 2004	October 26, 2006	$1.95	555,000
	June 10, 2004	October 26, 2006	$2.00	35,000
	July 27, 2004	October 26, 2006	$1.64	200,000
	May 2, 2005	December 14, 2007	$1.40	533,200
	May 2, 2005	December 17, 2010	$1.40	885,000
				3,303,200

In the 14 month financial year ended December 31, 2004, 3,419,300 options were exercised with proceeds of $2,555,390 at an average price of $0.75 per share.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Anooraq's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Anooraq does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Anooraq is not directly or indirectly owned or controlled by a foreign government. On May 21, 2004, shareholders of the Company approved an increase in the authorized share capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Anooraq's shares) are required to file insider reports of changes in their ownership within ten days of a trade in Anooraq's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at Canadian Securities Administrators website for Insiders' Disclosure, www.sedi.ca.

As at June 20, 2005, to the knowledge of the directors and executive officers of Anooraq, the only persons who beneficially own, directly or indirectly, or control or direct, five percent (5%) or more of the issued and outstanding Anooraq Shares are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee (1) Pelawan Investments (Proprietary) Limited, as Beneficiary 82 Maude Street Sandton, South Africa	83,300,000	56.3%
Mr Tumelo M. Motsisi (2) 138 West Street, 4th Floor Sandton, South Africa	9,996,000 (Part of the 83,300,000 shown above, see note 2 below)	6.75%
The Canadian Depository for Securities Limited ("CDS") (3) 25 The Esplanade PO Box 1038 Stn A Toronto, ON M5W 1G5	58,120,455	39.3%

(1)
These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in "The Acquisition – Description of Lockup Arrangements for Consideration Shares" in the August 2004 Circular.

(2)
Indirect holdings being 120 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of common shares of Anooraq (83,300,000) held by the Pelawan Trust.

(3)
CDS is a clearing house for brokerage firms whose clients beneficially own the shares. Management of the Company is unaware of the beneficial ownership of the shares registered in the name of CDS although these figures may include shares of management held in brokerage houses.

As noted in the table above, the Company is indirectly controlled by Pelawan as a result of the Pelawan transaction (see Item 4A2 – "Summary Corporate History and Intercorporate Relationships", above).

The information in the table above was supplied by Computershare Trust Company of Canada, the Company's registrar and transfer agent, and by the individuals themselves.

As of June 20, 2005, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

	Number of registered
	shareholders of	Number of	Percentage of
Location	record	shares	total shares
Canada	45	60,866,302	41.1%
United States	38	3,852,005	2.6%
Other	2	83,352,100	56.3%
	85	148,070,407

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.           Related Party Transactions

To the knowledge of management of Anooraq, no insider or nominee for election as a director of Anooraq had any interest in any material transaction during the fourteen months ended December 31, 2004 or has any interest in any material transaction in the current year except as herein disclosed.

Directors and officers of Anooraq may from time to time serve as directors of and have an interest, either directly or indirectly, in other companies involved in natural resource exploration and development. As a result, a director of Anooraq may be presented, from time to time, with situations, which give rise to an apparent conflict of interest. On any conflict situation, a director may abstain from voting on resolutions of the Board of Directors that evoke such conflict in order to have the matter resolved by an independent Board, or the situation may be presented to the shareholders of Anooraq for ratification. In any event, the directors of Anooraq must, in accordance with the laws of British Columbia, act honestly and in good faith and in the best interests of Anooraq, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Anooraq.

Ga-Phasha Project

Pursuant to the Pelawan transaction, the Company acquired Pelawan's rights to its 50% participation interest in the Ga-Phasha Project (see Item 4A2 – "Summary of Corporate History and Intercorporate Relationships", above).

Harold Motaung, a director of the Company, has a 7% aggregated indirect interest in Pelawan's shareholding in the Company. Tumelo Motsisi, also a director of the Company, has an aggregated 12% indirect interest in Pelawan's shareholding in the Company.

Management Contracts

The Company has approximately ten employees, the majority of whom work in Johannesburg. The Company receives many of its management services from HDI.

HDI provides management services to Anooraq, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is one of the larger independent mining exploration groups in North America and as of June 20, 2005, employed or retained approximately 90 staff or service providers substantially on a full-time basis. Of these:

•	approximately 40% are professional technical staff (a large majority of whom have accreditation as a professional engineer or professional geoscientist);
•	approximately 15% are professional accountants (the majority of whom have professional accreditations); and
•	approximately 45% are administrative, office or field support personnel.

HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebec) and internationally in Brazil, Chile, the United States (Nevada and Alaska), Mexico, China and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's length suppliers.

The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI's services are retained by such participating company. However a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days' notice. HDI is managed by the directors of the Company, who are generally the controlling directors of the other corporate participants in the arrangements with HDI.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See Item 17 – "Financial Statements".

Legal Proceedings

The Company is not involved in any outstanding litigation or legal proceedings and to the knowledge of the management of the Company, no material legal proceedings involving the Company or its subsidiaries are contemplated.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Anooraq are being retained for exploration of its projects.

B.           Significant Changes

There have been no significant changes to the business of Anooraq since December 31, 2004.

ITEM 9 THE OFFER AND LISTING

A.           Offer and Listing Details

High and Low Market Prices

	TSXV Exchange: ARQ		OTCBB: ARQRF and AMEX: ANO
	High	Low	High	Low
	C$	C$	US$	US$
Annual
2005 (to June 30, 2005)	1.57	0.84	1.35	0.65
2004	4.18	1.25	3.18	1.01
2003	2.20	0.40	1.65	0.28
2002	1.01	0.41	1.01	0.28
2001	0.82	0.42	0.53	0.32
2000	2.10	0.48	n/a	n/a

By Quarter
Calendar 2003
First Quarter	0.66	0.43	0.43	0.17
Second Quarter	0.75	0.53	0.50	0.35
Third Quarter	0.74	0.40	0.53	0.29
Fourth Quarter	2.20	0.66	1.65	0.62

Calendar 2004
First Quarter	4.18	1.60	3.18	1.23
Second Quarter	3.50	1.63	2.68	1.19
Third Quarter	2.70	1.55	2.00	1.11
Fourth Quarter	2.04	1.55	1.68	1.19

Calendar 2005
First Quarter	1.57	1.21	1.35	1.00
Second Quarter	1.33	0.84	1.09	0.75

Monthly
January 2005	1.57	1.30	1.35	1.05
February 2005	1.49	1.21	1.21	1.00
March 2005	1.48	1.21	1.22	1.01
April 2005	1.33	1.03	1.09	0.83
May 2005	1.13	0.84	0.90	0.65
June 2005	1.06	0.92	0.87	0.75

B.           Plan of Distribution

Not applicable.

C.           Markets

Anooraq's common shares are listed and posted for trading in Canada on the TSXV under the symbol-ARQ. Anooraq's common shares have traded on the TSXV (and its predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since September 24, 1987. Until March 12, 2004, Anooraq's common shares traded in the United States on the Over-The-Counter Bulletin Board ("OTCBB") under the symbol ARQRF. Commencing March 15, 2004, Anooraq's common shares have traded in the United States on AMEX under the symbol ANO.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A.           Share Capital

Not applicable for an Annual Report.

B.           Memorandum and Articles of Association

Anooraq's Articles and Memorandum are filed with the British Columbia Registrar of Companies under Certificate of Incorporation No. 262963. A copy of the Articles was filed with Anooraq's initial registration on Form 20-F filed in March 2000.

The Company was transitioned under the Business Corporations Act (British Columbia) (the "BCA") on June 11, 2004, on which date the Company altered its Notice of Articles (which replace the Memorandum) to change its authorized share structure from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

Objects and Purposes

Anooraq's Articles do not specify objects or purposes. Under British Columbia law, a British Columbia company has all the legal powers of a natural person. British Columbia companies may not undertake certain limited business activities (for example, operating as a trust company or railroad) without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Anooraq's Articles do not specify a maximum number of directors but do specify that the Company shall have a minimum of three directors while the Company is a public company. The number of directors is determined annually by the shareholders at the annual general meeting of shareholders and all directors are elected at that time; there are no staggered directorships. Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed pursuant to the Articles and in effect at the last general meeting at which directors were elected. Directors automatically retire at each annual general meeting and such directors may be re-elected by the shareholders entitled to vote thereat.

Under the Articles, a director who is, in any way, directly or indirectly interested in a proposed contract or transaction with Anooraq or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created which would conflict with his duty or interest as a director shall declare the nature and extent of his interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he should vote his vote shall not be counted but he shall be counted in the quorum present at the meeting. Similarly, under the BCA directors are obligated to abstain from voting to approve a contract or transaction in which they have a disclosable interest (generally contracts or transactions in which they have a material interest) after fully disclosing such interest, otherwise they are liable to account to the company for any profits that accrue to the directors as a result of such contract or transaction. Therefore, directors must abstain in such circumstances both under the Articles and under the BCA. Directors' compensation is not a matter on which they must abstain.

Directors must be of the age of majority (18), and meet eligibility criteria, including not being mentally infirm, not being an undischarged bankrupt, and not having fraud related convictions in the previous five years. There is no mandatory retirement age either under Anooraq's articles or under the BCA. Directors need not own any shares of Anooraq in order to qualify as directors.

Directors' borrowing powers are not restricted but the directors may not authorize Anooraq to make a payment to purchase or redeem its share if doing so would render it insolvent.

Rights of Common Shareholders

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

Anooraq has no redeemable securities authorized or issued.

There are no pre-emptive rights applicable to Anooraq which provide a right to any person to participate in offerings of Anooraq's securities.

All common shares of Anooraq participate rateably in any available assets in the event of a winding up or other liquidation.

Changes to Rights of Common Shareholders

Certain changes to the Articles and Notice of Articles of Anooraq require a "special resolution", being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Certain corporate changes, including amalgamation with another company, sale of substantially all of Anooraq's assets, and redomiciling out of the jurisdiction of British Columbia, not only require such 75% approval but generally also give rise to a dissent right, which is the right to be paid an agreed amount for a shareholder's shares if the required special resolution is actually passed and Anooraq elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a statement advising of the dissent right. Dissent provisions are governed by the BCA and not by the Articles of the Company.

Shareholders Meetings

Shareholders meetings are only peripherally governed by the Articles of the Company, with most shareholder protections contained in the Securities Act (British Columbia) and the BCA. The Articles provide that Anooraq will hold an annual general meeting once in every calendar year and not more than 13 months since the last meeting and provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholders meetings require advance notification within prescribed times and which govern the content and timing of mailing to shareholders of information circulars and proxies, as well as other matters typically governed by securities legislation. This legislation specifies the disclosure requirements for various corporate actions, background information on the nominees for election of directors, executive compensation paid in the previous year and full details of any unusual meeting matters. Generally, registered shareholders of Anooraq as of the record date set in respect of a shareholders meeting are entitled to vote at the meeting and any adjournment thereof.

No Limitation on Foreign Ownership

There are no limitations under Anooraq's Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also Item 10D – "Exchange Controls", below.)

Change in Control

Anooraq has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Anooraq does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

Share Ownership Reporting

The Articles of Anooraq do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Anooraq's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Anooraq but the Securities Act (British Columbia) requires disclosure of trading by insiders (including holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

C.           Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Anooraq in the two fiscal years immediately preceding this Annual Report are the following:

(a)	Joint Venture Agreement between PPL and Plateau dated November 25, 2003 (filed with Annual Report on Form 20-F dated May 2004);

(b)
the Pelawan RTO Share Exchange Agreement, as described under the heading "The Acquisition – Description of the Share Exchange Agreement" in the August 2004 Circular (filed with Annual Report on Form 20-F dated May 2004); and

(c)	the Pelawan RTO Shareholders Agreement, as described under the heading "The Acquisition – Description of the Share Exchange Agreement" in the August 2004 Circular.

D.           Exchange Controls

Anooraq is a corporation registered in Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. (See Item 10E – "Taxation", below).

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Anooraq on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Anooraq does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors, including the nature of its operations and Anooraq's relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Anooraq was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Anooraq. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Anooraq was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 is approximately Cdn$250 million. A non-Canadian would acquire control of Anooraq for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Anooraq unless it could be established that, on the acquisition, Anooraq was not controlled in fact by the acquirer through the ownership of the Common Shares.

The foregoing assumes Anooraq will not engage in the production of uranium or own an interest in a producing uranium property in Canada, provide any financial service or transportation service or engage in a "cultural business", as the rules governing these businesses are different.

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

E.           Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management's understanding, summarizes the principal Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Anooraq, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, persons who acquired their common shares in a transaction considered for purposes of the Tax Act to be an adventure or concern in the nature of trade, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by or on behalf of the Minister of Finance to the date hereof, and the current published administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by Anooraq will normally be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder that beneficially owns such dividends is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Anooraq's voting shares). Anooraq will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share provided that the share is not "taxable Canadian property" to the holder thereof. Assuming the Common Shares are then listed on a prescribed stock exchange, which currently includes the American Stock Exchange, a Common Share generally will not be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had an interest or option in respect of, 25% or more of Anooraq's issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act on a disposition or deemed disposition of such shares, will generally be relieved from such liability under the Treaty unless the value of the shares of the Company at the time of disposition is derived principally from real property situated in Canada within the meaning of the Treaty. Management of Anooraq believes that the value of Anooraq's Common Shares is not currently derived principally from real property situated in Canada. U.S. Holders whose Common Shares are taxable Canadian property should consult their own advisors regarding filing and other Canadian federal tax considerations.

United States Tax Consequences

United States Federal Income Tax Consequences

Based on management's discussions with its professional advisors, it believes the following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Anooraq. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see Item 10E – "Taxation – Material Canadian Federal Income Tax Consequences for United States Residents" above). Accordingly, holders and prospective holders of common shares of Anooraq should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Anooraq, based upon their individual circumstances.

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

Dividends paid on the common shares of Anooraq generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Anooraq may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Anooraq) deduction of the United States source portion of dividends received from Anooraq (unless Anooraq qualifies as a "passive foreign investment company," as defined below). Anooraq does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Anooraq appears to have been a PFIC for the fiscal year ended December 31, 2004, and at least certain prior fiscal years. In addition, Anooraq expects to qualify as a PFIC for the fiscal year ending December 31, 2005 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Anooraq is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Anooraq, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Anooraq at 604-684-6365, attention Shirley Main. Copies of Anooraq's financial statements and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR at www.sedar.com.

I.           Subsidiary Information

Anooraq has two subsidiary companies incorporated in the Cayman Island and one incorporated in South Africa. The articles of these companies do not have unusual provisions which would adversely affect Anooraq's ability to exercise control over them as their parent company.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)           Transaction Risk and Currency Risk Management

Anooraq's operations do not employ financial instruments or derivatives which are market sensitive and therefore Anooraq is not subject to the financial market risks associated with such instruments and derivatives.

(b)           Exchange Rate Sensitivity

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African rand. In addition, the Company has cash and certain liabilities denominated in South African rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

(c)           Exchange Controls

The Company operates in South Africa, and like other foreign entities operating there, is subject to currency Exchange Controls administered by the South African Reserve Bank, the country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop.

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

Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2004, being the date of the Company's most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, Ronald W. Thiessen, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are designed to ensure that information required to be disclosed the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended December 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

ITEM 16 AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES, AND EXEMPTIONS

A.           Audit Committee Financial Expert

Composition of the Audit Committee

As at July 4, 2005, the members of the Audit Committee of the Company are Popo S. Molefe, Sipho Nkosi and David Elliott, all of whom are financially literate and all of whom are "independent". To July 4, 2005, Scott Cousens, who is not independent, had temporarily been appointed to the Audit Committee pursuant to the exemption in section 3.5 of Canadian Multilateral Instrument 52-110 Audit Committees, pending the appointment of a David Elliott, an independent director, to the Audit Committee. The rationale for the appointment of Scott Cousens to the Audit Committee on a temporary basis was the resignation of Walter Segsworth (a former member of the Audit Committee) from the board of directors, and the absence of another director who was both independent and financially literate.

Anooraq's Board of Directors has determined that Anooraq has at least one audit committee financial expert serving on its Audit Committee, namely David Elliott., by virtue of his education and extensive work experience as a Chartered Accountant and corporate executive.

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Dr. Molefe holds a Diploma in Governance from Harvard School of Governance, a Diploma in Business Leadership from the Wharton School of Business Leadership at the University of Pennsylvania and a Doctorate from North West University, South Africa. Dr. Molefe serves as a member of the National Executive Committee of the ANC. He also holds the position of Chair – ANC Provincial Executive, North West Province, and Chancellor of the North West University. For ten years, Dr. Molefe served as Premier of the North West Province, South Africa.

Mr. Nkosi holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts. He is Chief Executive Officer of Eyesizwe Coal (Pty) Ltd. ("Eyesizwe"), one of the South Africa's largest coal producers. Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA), and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

Mr. Elliott has a strong and diverse background as a public accountant and corporate executive. He graduated from the University of British Columbia with a Bachelor of Commerce degree and acquired a Chartered Accountant designation in 1973 with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary in 1995.

B.           Code of Ethics

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics was filed as an exhibit to the Annual Report on Form 20-F filed in May 2004.

C.           Principal Accountant Fees and Services

The following table presents the aggregate fees for professional services and other services rendered by KPMG LLP to the Company in 2004. No comparative is presented as 2004 was the first year that KPMG LLP served as auditors of the Company.

Service	Fees in fiscal 2004
Audit	$ 45,000
Audit-related	$ 60,480
Tax	$ 16,000
Other	nil
$121,480

1.
Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Company's external auditor reasonably can provide, and include audits, comfort letters and consents, attest services, and services associated with the filing of documents with regulatory authorities.

2.
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the external auditor, and include consultations related to financial accounting and reporting matters and standards, and review of information circulars, interim financial statements and other periodic reports.

3.
Tax fees include fees billed for tax compliance services, advice on original and amended tax returns and claims for refund, tax consultations (such as assistance in connection with tax audits and appeals), tax advice related to mergers and acquisitions, transfer pricing, tax planning services and expatriate tax planning and services.

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

None.

PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.
Report of the Independent Registered Public Accounting Firm (KPMG LLP) on the consolidated balance sheet as at December 31, 2004 and the consolidated statements of operations and deficit, and cash flows for the fourteen months ended December 31, 2004.

2.
Report of the Independent Registered Public Accounting Firm (De Visser Gray, Chartered Accountants) on the consolidated balance sheets as at October 31, 2003 and 2002 and the consolidated statements of operations and deficit, and cash flows for the years ended October 31, 2003, 2002 and 2001.

3.	Consolidated balance sheets as at December 31, 2004, and October 31, 2003;

4.	Consolidated statements of operations and deficit for the fourteen months ended December 31, 2004 and years ended October 31, 2003 and 2002;

5.	Consolidated statements of cash flows for the periods referred to in (3) above;

6.	Notes to the consolidated financial statements;

ITEM 18 FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19 EXHIBITS

The following exhibits which are incorporated by reference herein have been filed with previously-filed Form 20-F Annual Report:

1	Articles of the Company. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2000.

4A	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003

4A	Share Exchange Agreement between Pelawan and Anooraq dated January 21, 2004. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003

11	Code of Ethics. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003

The following exhibits are filed with this Form 20-F Annual Report:

4A.1	Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004
12.1	Rule 13a-14(a) Certification of CEO (Section 302)
12.2	Rule 13a-14(a) Certification of CFO (Section 302)
13.1	Rule 13a-14(b) Certification of CEO (Section 906)
13.2	Rule 13a-14(b) Certification of CFO (Section 906)
15.1	Consent of Expert – David Reeves
15.2	Consent of Expert – David Stone
15.3	Consent of Expert – Thomas Tulp
15.4	Consent of Expert – Deon van der Heever
15.5	Consent of tax reviewer
15.6	Financial statements in respect of the 14 month fiscal year ended December 31, 2004
15.7	Financial statements in respect of the 12 months ended October 31, 2004
15.8	Financial statements in respect of the 2 months ended December 31, 2004

SIGNATURES

Anooraq hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANOORAQ RESOURCES CORPORATION

Per:
/s/ Jeffrey R. Mason
JEFFREY R. MASON
Chief Financial Officer, and Secretary

DATED:	July 15, 2005