Form 20-F/A
period 2004-12-31
ANOORAQ RESOURCES CORP
filed 2005-12-02
CIK 1028277

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

References to this "Annual Report" are references to this Annual Report on Form 20-F for the fiscal period ended December 31, 2004. During fiscal 2004, the Company changed its year end from October 31 to December 31, 2004. Accordingly the fiscal period ended December 31, 2004 is for the fourteen month period ended December 31, 2004. Reference to fiscal periods 2003 and 2002 relate to the twelve month periods ending October 31, 2003 and October 31, 2002 respectively.

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

The Company’s annual financial statements have been audited by its current independent registered public accounting firm, KPMG LLP, Chartered Accountants for the 14-month fiscal year ended December 31, 2004, and by its former independent registered public accounting firm, De Visser Gray, Chartered Accountants, for each of the previous fiscal years. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 11 to the financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to the Company and a reconciliation to US GAAP of the Company's financial statements.

The selected financial data is presented in Canadian dollars and in accordance with Canadian GAAP and United States GAAP.

CONSOLIDATED BALANCE SHEET DATA

(Thousands of Canadian dollars,
except per share amounts)	As at
	December 31,	October 31,	October 31,	October 31,	October 31,	October 31,
	2004	2004	2003	2002	2001	2000
Balance Sheet Data		(unaudited)
Total assets	$26,026	$28,726	$9,857	$7,726	$6,888	$887
Total liabilities	2,959	3,914	528	92	230	202
Share capital and contributed surplus	52,338	52,135	25,573	20,048	16,709	8,898

(Thousands of Canadian dollars,
except per share amounts)	As at
	December 31,	October 31,	October 31,	October 31,	October 31,	October 31,
	2004	2004	2003	2002	2001	2000
Period End Balances		(unaudited)
Working capital	$14,179	$15,537	$5,111	3,277	$2,402	$682
Equipment, net	198	172	17	38	56	3
Mineral property interests	10,075	10,664	4,200	4,200	4,200	–
Shareholders' equity	23,067	24,812	9,328	7,633	6,658	685
Number of shares outstanding	148,020,407	147,510,407	40,164,172	32,148,463	27,384,880	14,182,413

No cash or other dividends have been declared.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

(Thousands of Canadian dollars,
except per share amounts)	For the fiscal period ended
	14 months	2 months	12 months	12 months	12 months	12 months	12 months
	ended	ended	ended	ended	ended	ended	ended
	December 31,	December 31,	October 31,	October 31,	October 31,	October 31,	October 31,
	2004	2004	2004	2003	2002	2001	2000
Statement of Operations Data		(unaudited)	(unaudited)
Investment and other income	$486	$96	390	$46	$38	$41	$49
General and administrative expenses	4,612	765	3,847	1,903	1,426	316	365
Exploration expenditures	8,901	1,280	7,621	1,973	976	1,445	3,512
Loss	(13,027)	(1,949)	(11,078)	(3,829)	(2,364)	(1,838)	(3,828)
Loss per common share	(0.18)	(0.00)	(0.18)	(0.11)	(0.08)	(0.11)	(0.29)

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

The figures for mineral resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

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

In March 2003, the Government of South Africa released the Royalty Bill outlining the state's policies with regard to the payment of royalties by mining companies. The Royalty Bill proposes that companies producing PGM pay a royalty of 4% from the sales of those metals. The royalty would be payable on gross revenue. This may reduce the viability of projects undertaken by the Company. The Royalty Bill is presently under discussion and comment. In his budget speech on February 18, 2004, the South African Minister of Finance announced that the implementation of the Royalty Bill, even once finalized, will occur only in 2009.

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

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of Anooraq and its results of operations and its financial condition.

Joint Venture Risks

Anooraq holds the bulk of its assets in its wholly owned subsidiary, Plateau, in joint ventures. Plateau's interests in these projects are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Anooraq's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters. See Item 4C – "Further Particulars of Anooraq's Properties – The Platreef Project – Location and Property Description - Rietfontein Block" for a discussion of a current dispute with a joint venture partner.

Title Matters

While Anooraq has no reason to believe that the existence and extent of any of its properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them. The mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company's mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are held by Anooraq which could have a material adverse effect on the Company's results of operations and its financial condition.

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

Exchange Rate Fluctuations

The Company conducts operations in currencies other than Canadian dollars. Of particular significance is that operations in South Africa are almost entirely paid for in South African rand, which recently has shown strength against most major world currencies, including the Canadian dollar and the United States dollar. The strength in the South African rand, if it continues, will negatively impact the potential profitability of the Company's mining operations.

The market prices of PGM are typically denominated in United States dollars and, accordingly, the Company's revenues, if any, will be denominated and received in United States dollars. In contrast, most expenses are and will be payable in the local currency in the jurisdiction where the applicable property is located. As a result, fluctuations in the Canadian dollar against the United States dollar and against each of the local currencies of the jurisdictions where the Company's properties are located could have a material adverse effect on the Company's financial results, which are denominated and reported in Canadian dollars.

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

Going Concern Assumption

Anooraq’s consolidated financial statements have been prepared assuming Anooraq will continue as a going concern. However, unless ongoing additional funding is obtained this assumption may have to change and Anooraq’s assets may have to be written down to asset prices realizable in insolvency or distress circumstances. The report of the Company's independent registered public accounting firm on the December 31, 2004 consolidated financial statements includes an additional paragraph that states that substantial doubt exists with respect to the Company's ability to continue as a going concern. Such financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

The share exchange agreement which gave effect to the combination provides that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) take place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with of such financings cause Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq will issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding allows for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally the Finalization Date was September 30, 2005 but that date, by agreement in November 2005 between Anooraq and Pelawan, was extended.

The Share Exchange Agreement further provides that, to the extent that no such dilutive financings have actually taken place by the Finalization Date, certain dilutive financings are deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and, in this way, safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares are required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the Share Exchange Agreement provides that the quantum of such deemed financings will equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies have not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Drenthe-Overysel Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

Neither additional financings nor bankable feasibility studies for to the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of an amending agreement between the parties, a dilutive financing totalling $98.4 million would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date to the earlier of:

(a)	the first date at which both the Drenthe-Overysel financing and the Ga-Phasha financings shall, in fact, have occurred;

(b)	any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, as defined; and

(c)	December 31, 2006.

Accordingly, the additional common shares which would, under the original terms of the Share Exchange Agreement, have become issuable to Pelawan by Anooraq as of September 30, 2005 are not required to be issued and the determination of whether any additional common shares will be required to be issued to Pelawan in light of any actual or deemed dilutive financings will be made in due course on the Finalization Date, as amended. The method for determining whether such additional common shares will be issuable upon the Finalization Date remains as described above. Upon the Finalization Date, the dilutive financings for the purposes of calculating whether any additional common shares are issuable to Pelawan will be the actual dilutive financings undertaken in relation to the Projects to date and, to the extent that no such financings have been undertaken, the Deemed Dilutive Financings described above.

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

Rietfontein Block

On October 10, 2001, Plateau entered into an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. ("Ivanplats"), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats had the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS Farm. Under the terms of this agreement, Ivanplats was to incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There continues to be disagreement over whether Ivanplats ever presented an "exploration program" as contemplated by the parties and their agreement. Further disagreement exists with respect to the expenditures budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats' exploration activities, which affects whether Ivanplats completed its earn in requirements. Plateau and Ivanplats are currently in an arbitration process, pursuant to the terms of the earn-in agreement. The outcome of the arbitration is not currently determinable.

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

During fiscal 2004, the Company changed its year end from October 31 to December 31, 2004. Accordingly, the fiscal period ended December 31, 2004 is for the fourteen month period ended December 31, 2004. References to fiscal periods 2003 and 2002 relate to the twelve months periods ended October 31, 2003 and October 31, 2002, respectively.

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

A.           Operating Results

Fiscal 2004 Compared to Fiscal 2003

Revenue from interest increased from $46,060 in fiscal 2003 to $485,452 in fiscal 2004. Total loss for the 2003 fiscal year was $3.8 million as compared to $13.0 million in fiscal 2004.

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

The loss for the fourteen months ended December 31, 2004 was $13,027,264 compared to a loss of $3,829,414 in the twelve month period ended October 31, 2003. This is an increase of $9,197,850, primarily as a result of costs incurred in increased exploration activities, the establishment of an office in South Africa and costs incurred in closing the Pelawan transaction (discussed above), and an increase in stock-based compensation expense. The Company recorded a loss of $0.18 per share for the fourteen month period ended December 31, 2004, compared to a loss of $0.11 per share for the twelve month period ended October 31, 2003.

Exploration expense, excluding stock-based compensation, increased by $5,896,482, in comparison to the twelve month period ended October 31, 2003 as a result of increased activity on the Ga-Phasha and the Boikgantsho projects. The Boikgantsho drilling program that began in January 2004 continued into the fourth quarter, resulted in significant increases in engineering, and geological and consulting expenses for the year compared to the previous year. Drilling costs increased to $2,972,042 as compared to $308,552 for the prior year. Assays and analysis expenditures increased to $1,550,516 from the $207,939 expended in 2003. Geological and consulting costs of $1,022,430 increased from the $603,000 spent in the previous year. Engineering costs increased from $111,177 to $881,777. The cost of site activities was $484,920 in comparison to $218,116 spent in the previous year. Site activity costs were principally associated with maintaining the field office in South Africa, but also include activities associated with the drilling program. Drilling costs were associated with a total of 36,890 metres which were drilled in 182 holes at Boikgantsho in 2004 to mid December 2004. Of these, approximately 13,872 metres were drilled during the period August 2004 to December 2004.

Legal, accounting and audit expense increased by $447,074 for the 2004 fiscal year primarily as a result of routine South African and Canadian ongoing legal work as a result of the Pelawan transaction. Office and administration expense increased by $326,355 largely due to the establishment of an office in South Africa, and conference and travel costs increased by $305,868 in comparison to the previous year as a result of the Pelawan transaction. Consulting costs increased by $435,242 from the previous year. Trust and filing costs increased by $142,094 in comparison to the previous year.

HDI of Vancouver, British Columbia, is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. In fiscal 2004, Anooraq incurred costs of $1,512,441 from HDI, compared to $1,281,758 in the fiscal 2003. Pelawan is a private South African Black Economic Empowerment company which is a significant shareholder of the Company and which has certain directors in common with the Company. During the period from Pelawan becoming a significant shareholder on September 29, 2004 to December 31, 2004, the Company paid $745,438 (2003 – $nil) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company.

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

Fiscal 2004 Compared with Fiscal 2003

At December 31, 2004, the Company had working capital of approximately $14.2 million as compared to $5.1 million at the end of the 2003 fiscal year, and the estimated cash position at June 20, 2005 was approximately $7.2 million.

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

Anooraq's Board of Directors has determined that Anooraq has at least one audit committee financial expert serving on its Audit Committee, namely David Elliott, by virtue of his education and extensive work experience as a Chartered Accountant and corporate executive.

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

Service	Fees in fiscal 2004
Audit	$ 105,480
Audit-related	$ nil
Tax	$ 16,000
Other	nil
$121,480

1.
Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Company's external auditor reasonably can provide, and include audits, comfort letters and consents, attest services, and services associated with the filing of documents with regulatory authorities.

2.
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the external auditor, and include consultations related to financial accounting and reporting matters and standards.

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

3.	Consolidated balance sheets as at December 31, 2004, and October 31, 2003;

4.	4. Consolidated statements of operations and deficit for the fourteen months ended December 31, 2004 and years ended October 31, 2003 and 2002;

5.	Consolidated statements of operations and deficit for the two months ended December 31, 2004 and 12 months ended October 31, 2004;

6.	Consolidated statements of cash flows for the periods referred to in (3) above;

7.	Notes to the consolidated financial statements;

8.	Unaudited financial statements in respect of the twelve months ended October 31, 2004;

9.	Unaudited financial statements in respect of the two months ended December 31, 2004.

ITEM 18 FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19 EXHIBITS

The following exhibits which are incorporated by reference herein have been filed with previously-filed Form 20-F Annual Report:

1	Articles of the Company. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2000.

4A	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003

4A	Share Exchange Agreement between Pelawan and Anooraq dated January 21, 2004. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003

11	Code of Ethics. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003

The following exhibits are filed with this Form 20-F Annual Report:

4A.1	Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004
12.1	Rule 13a-14(a) Certification of CEO (Section 302)
12.2	Rule 13a-14(a) Certification of CFO (Section 302)
13.1	Rule 13a-14(b) Certification of CEO (Section 906)
13.2	Rule 13a-14(b) Certification of CFO (Section 906)
15.1	Consent of Expert – David Reeves
15.2	Consent of Expert – David Stone
15.3	Consent of Expert – Thomas Tulp
15.4	Consent of Expert – Deon van der Heever
15.5	Consent of tax reviewer
15.6	Financial statements in respect of the 14 month fiscal year ended December 31, 2004
15.7	Financial statements in respect of the 12 months ended October 31, 2004
15.8	Financial statements in respect of the 2 months ended December 31, 2004
15.9	Report of the Independent Registered Public Accounting Firm (De Visser Gray, Chartered Accountants) on the consolidated balance sheets as at October 31, 2003 and 2002 and the consolidated statements of operations and deficit, and cash flows for the years ended October 31, 2003, 2002 and 2001.

SIGNATURES

Anooraq hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANOORAQ RESOURCES CORPORATION

Per:
/s/ Jeffrey R. Mason
JEFFREY R. MASON
Chief Financial Officer, and Secretary

DATED:	July 15, 2005