Form 20-F
period 2005-12-31
ANOORAQ RESOURCES CORP
filed 2006-07-18
CIK 1028277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2005

OR

[           ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[           ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Number of outstanding shares of Registrant’s only class of common as of December 31, 2005:

148,220,407 Common Shares

and the number of outstanding common shares as of June 30, 2006 is 148,220,407

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405
Yes   [           ]      No    [ x ]

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes   [           ]      No    [ x ]

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 126-2 of the
Exchange Act. (check one):

Large accelerated Filer [           ]                             Accelerated Filer [           ]                                Non-accelerated Filer  [ x ]

Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17 [           ]      Item 18 [ x ]

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule
126-2 of the Exchange Act.
Yes   [           ]      No    [ x ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE
PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by
Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of s ecurities under a plan confirmed by a court.

NOT APPLICABLE

CURRENCY AND EXCHANGE RATES

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian Dollars. On June 30, 2006, the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$1.1150 (see Item 3 – "Key Information" for further historical exchange rate information).

T A B L E   O F   C O N T E N T S

PART 1

In this Annual Report on Form 20-F, all references to the "Company" or to "Anooraq" refer to Anooraq Resources Corporation and its subsidiaries, unless the context clearly otherwise requires. Certain terms used herein are defined in the text and others are included in this glossary of terms.

Anooraq uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. On June 30, 2006 the Federal Reserve noon rate for Canadian dollars was US$1.00:Cdn$ 1.1150. See also Item 3 - "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of June 30, 2006 and all information included in this document should only be considered correct as of such date.

References to this "Annual Report" are references to this Annual Report on Form 20-F for the fiscal period ended December 31, 2005. During fiscal 2004, the Company changed its year end from October 31 to December 31, 2004. Accordingly, the fiscal period ended December 31, 2005 is for the twelve month period ended December 31, 2005. Reference to fiscal periods 2004 and 2003 relate to the fourteen month period ending December 31, 2004 and the twelve month period ending October 31, 2003, respectively.

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

  general economic and business conditions, including changes in interest rates;
  prices of natural resources, costs associated with mineral exploration and other economic conditions;
  natural phenomena;
  actions by government authorities, including changes in government regulation;
  uncertainties associated with legal proceedings;

  changes in the resources market;
  future decisions by management in response to changing conditions;
  the Company's ability to execute prospective business plans; and
  misjudgements in the course of preparing forward-looking statements.

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

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Anglo Platinum	Anglo American Platinum Corporation Limited, a public company incorporated under the laws of South Africa.
August 2004 Circular	The management information circular dated August 11, 2004 in respect of the extraordinary general meeting of the Company dated September 10, 2004, available on SEDAR at www.sedar.com.
AMEX	The American Stock Exchange.
BEE

Black Economic Empowerment, a strategy aimed at substantially increasing participation by HDP at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the apartheid system in South Africa by seeking to substantially and equitably increase the ownership and management of South Africa's resources by the majority of its citizens and so ensure broader and more meaningful participation in the economy by HDP.

Charter	The Broad Based Socio-Economic Empowerment Charter for the South African mining industry, released in October 2002 and formally published in August 2004.
DME	South Africa’s Department of Minerals and Energy.
Ga-Phasha Project	The Ga-Phasha PGM Project, a joint venture with Anglo Platinum located on the Eastern Limb of the Bushveld Complex in South Africa.
HDI	Hunter Dickinson Inc., a corporation incorporated under the laws of Canada which is a related party to Anooraq.
HDP	Historically Disadvantaged Persons, being South Africans (and entities controlled by them) who suffered under the discriminatory practices of the system of apartheid.
Micawber	Micawber 277 (Proprietary) Limited, a private company incorporated under the laws of South Africa and which holds the mineral title in respect of the Ga-Phasha Project.
Mineral Development Act	The Mineral and Petroleum Resources Development Act, 2002 (South Africa).
Pelawan	Pelawan Investments (Proprietary) Limited, a private company incorporated under the laws of South Africa.
Pelawan RTO Share Exchange Agreement	The Share Exchange Agreement between Pelawan and Anooraq made as of January 21, 2004 and as amended from time to time.
Pelawan RTO Shareholders Agreement	The Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004.
Pelawan Trust

The trust established in accordance with a Trust Deed dated September 2, 2004, the present trustees of which are Deneys Reitz Trustees (Proprietary) Limited, Tumelo Moathlodi Motsisi and Asna Chris Harold Motaung.

PGM	Platinum Group Metals.
Plateau	Plateau Resources (Proprietary) Limited, a corporation incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Anooraq.

Platreef Project	The Platreef PGM Project located on the Northern Limb of the Bushveld Complex in South Africa, which includes the Kwanda JV, the Boikgantsho JV, and the Rietfontein and Central Block properties.
PPRust	Potgietersrust Platinum Limited, a private company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum.
Royalty Bill

The Mineral and Petroleum Royalty Bill, placed before the parliament of South Africa as a money bill by the South African Minister of Finance on March 10, 2003 in relation to proposed royalties to be levied by South Africa in respect of mining rights.

RPM or Rustenburg	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum.
SARB	The Exchange Control Department of the South African Reserve Bank.
South Africa	The Republic of South Africa.
Thusong Project	The Thusong Platinum Mine Joint Venture located on the Western Limb of the Bushveld Complex in South Africa.
TSXV	TSX Venture Exchange Inc.
ZAR	South African Rand, the currency of South Africa.

Geological/Exploration Terms

Farm	A term commonly used in South Africa to describe the area of a mineral interest.
Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth's crust.
Feldspathic	Containing feldspar as a principal ingredient.
Gabbro	Course grained mafic igneous rock.
Mafic	Composed of dark ferromagnesian minerals.
Mineral Deposit	A deposit of mineralization that may or may not be ore. Ore is determined by a full feasibility study.
Mineral Symbols	Pt – Platinum; Pd – Palladium; Au – Gold; Ag – Silver; Cu – Copper; Cr – Chromium; Ni – Nickel; Pb – Lead; Rh – Rhodium; Ru – Ruthenium.
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

Resource Category (Classification) Definitions

mineral reserve

Industry Guide 7 – "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" of the Securities and Exchange Commission defines a ‘reserve’ as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

 (3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 – "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" of the Securities and Exchange Commission does not define or recognize resources. As used in this Annual Report, "resources" are as defined in NI 43-101.

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

The Company’s annual financial statements have been audited by its current independent registered public accounting firm, KPMG LLP, Chartered Accountants for the fiscal year ended December 31, 2005 and the fourteen month fiscal year ended December 31, 2004, and by its former independent registered public accounting firm, De Visser Gray, Chartered Accountants, for each of the previous fiscal years. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 12 to the financial statements included herein provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to the Company and a reconciliation to US GAAP of the Company's financial statements.

The selected financial data is presented in Canadian dollars and in accordance with Canadian GAAP and United States GAAP.

CONSOLIDATED BALANCE SHEET DATA

(Thousands of Canadian dollars)			As at
	December 31,	December 31,	Decmber 31,	October 31,	October 31,	October 31,
	2005	2004	2003	2003	2002	2001
Period End Balances			(unaudited)
Total assets	$13,836	$24,480	$30,991	$9,857	$7,726	$6,888
Total liabilities	379	1,413	179	528	92	230
Share capital and
contributed surplus	55,032	52,338	48,283	25,573	20,048	16,709
Deficit	(41,575)	(29,271)	(17,471)	(16,244)	(12,414)	(10,051)

(Thousands of Canadian dollars)			As at
	December 31,	December 31,	December 31,	October 31,	October 31,	October 31,
	2005	2004	2003	2003	2002	2001
Period End Balances			(unaudited)
Working capital	$4,781	$14,375	$26,599	$5,111	$3,277	$2,402
Equipment, net	174	198	13	17	38	56
Mineral property interests	8,502	8,494	4,200	4,200	4,200	4,200
Shareholders' equity	13,457	23,067	30,812	9,328	7,633	6,658
Number of shares
outstanding	148,220,407	148,020,407	54,009,607	40,164,172	32,148,463	27,384,880

No cash or other dividends have been declared.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

(Thousands of Canadian dollars)
	12 months	14 months	2 months ended	12 months	12 months	12 months
	ended	ended	December 31	ended	ended	ended
Statement of	December 31	December 31	2003	October 31	October 31	October
Operations Data	2005	2004	(unaudited)	2003	2002	31 2001
Investment and other
income	$120	$486	$24	$46	$38	$41
General and administrative
expenses	6,469	4,612	387	1,903	1,426	316
Exploration expenditures	5,955	8,901	864	1,973	976	1,445
Loss	(12,304)	(13,027)	(1,227)	(3,829)	(2,364)	(1,838)
Loss per common share	(0.08)	(0.18)	(0.03)	(0.11)	(0.08)	(0.11)

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

USD/CAD

	12 months	14 months	12 months	12 months	12 months
	ended	ended	ended	ended	ended
	December 31	December 31	October 31	October 31	October 31
Fiscal period ended	2005	2004	2003	2002	2001
End of Period	1.16	1.20	1.32	1.56	1.59
Average for Period	1.21	1.30	1.44	1.57	1.54
High for Period	1.27	1.38	1.54	1.62	1.59
Low for Period	1.15	1.20	1.32	1.50	1.49

The following table sets out the exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of Canadian Dollars (CAD) into South African Rand (ZAR) in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates for such periods.

CAD/ZAR

	12 months	14 months	12 months	12 months	12 months
	ended	ended	ended	ended	ended
	December 31	December 31	October 31	October 31	October 31
Fiscal period ended	2005	2004	2003	2002	2001
End of Period	0.184	0.213	0.192	0.156	0.168
Average for Period	0.191	0.202	0.181	0.147	0.190
High for Period	0.213	0.222	0.202	0.168	0.204
Low for Period	0.175	0.178	0.156	0.117	0.166

Monthly Exchange Rates

The following table sets out the high and low exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of United States Dollars ("USD") into Canadian Dollars ("CAD") in effect at the end of the following months.

USD/CAD

	January	February	March	April	May	June
	2006	2006	2006	2006	2006	2006
Low for the period	1.1390	1.1366	1.1314	1.1132	1.0995	1.0990
High for the period	1.1706	1.1584	1.1719	1.1722	1.1214	1.1245

The following table sets out the high and low exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of Canadian Dollars ("CAD") into South African Rand ("ZAR") in effect at the end of the following months.

CAD/ZAR

	January	February	March	April	May	June
	2006	2006	2006	2006	2006	2006
Low for the period	0.1839	0.1846	0.1826	0.1826	0.1689	0.1512
High for the period	0.1945	0.1911	0.1896	0.1935	0.1854	0.1659

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

Exploration and Development

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Anooraq and its joint venture partners will result in a profitable commercial mining operation, (see Item 30 – “Joint Venture Risks”). Significant capital investment is required to achieve commercial production from successful exploration efforts.

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

No Ore

All of the Company’s projects are in the exploration as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be commercially minerable, economic ore. Although the Company believes that exploration data available is encouraging, particularly in respect to the Platreef and Ga-Phasha properties, there can be no assurance that commercially mineable ore bodies exist. There is no certainty that any expenditure made in the exploration of the Company's mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work to determine if a potential mine at any of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company must raise substantial additional funding.

Economic Risk

The likelihood of the future profitability of Anooraq's operations may be significantly affected by changes in the market price of the metals it mines or for which it explores. The prices of PGM are volatile, and are affected by numerous factors beyond Anooraq's control. The level of interest rates, the rate of inflation, the world supply of PGM and the volatility of exchange rates can all cause fluctuations in these prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of PGM have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and may have a material adverse effect on Anooraq's business, results of operations and financial condition.

Additional Funding Requirements

The further development and exploration of the various mineral properties in which Anooraq holds interests is dependent upon its ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. The Company’s cash resources at June 30, 2006 are not sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of the year 2006. There is no assurance that Anooraq will be successful in obtaining the required financing. The Report of Independent Registered Accounting Firm on Anooraq’s 2005 consolidated financial statements which report is included herein includes an explanatory paragraph that describes conditions that exists that cause substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

Government Regulation

The exploration and mining activities of Anooraq are subject to various South African national, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities and mining are also subject to various national, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of certain air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although Anooraq's activities are currently carried out in accordance with all applicable rules and regulations, to the best of its knowledge and belief no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Anooraq's business, results of operation and financial condition.

In March 2003, the Government of South Africa released the Royalty Bill outlining the state's policies with regard to the payment of royalties by mining companies. The Royalty Bill proposes that companies producing PGM pay a royalty of 4% from the sales of those metals. The royalty would be payable on gross revenue. If enacted, the Royalty Bill may reduce the viability of projects undertaken by the Company. The Royalty Bill is presently under discussion and comment. In his budget speech on February 18, 2004, the South African Minister of Finance announced that the implementation of the Royalty Bill, even once finalized, will not occur until 2009.

The mining industry in South Africa, where the Company's projects are located, is subject to extensive regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the mining industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which makes the outcome of legislation and regulary controls uncertain and may cause delays in the regulatory process. A number of significant matters have not been finalized, including the Royalty Bill as well as legislation dealing with beneficiation. Anooraq cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on its business.

South African Government Empowerment Initiatives

In order to address inequalities to HDP engendered by South Africa’s former apartheid system, the South African Government has initiated certain government empowerment initiatives.

In October 2002, the South African Government enacted the Mineral Development Act that deals with the state's policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is a statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa’s mineral wealth by the inclusion of HDP into the industry. The Mineral Development Act came into effect in May 2004. The South African Government has stated that, under the Mineral Development Act, it will be issuing permits and licenses for prospecting and mining rights to applicants using a "scorecard" approach. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of Anooraq and its results of operations and its financial condition.

Joint Venture Risks

Anooraq holds the bulk of its assets in its wholly owned subsidiary, Plateau, in joint ventures. Plateau's interests in these projects are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Anooraq's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters. See Item 4D – "Further Particulars of Anooraq's Properties – The Platreef Project – Location and Property Description - Rietfontein Block" for a discussion of a current dispute with a joint venture partner.

Title Matters

While Anooraq has no reason to believe that the existence and extent of any of its properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them. The mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company's mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are held by Anooraq, which could have a material adverse effect on the Company's results of operations and its financial condition.

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

South Africa has recently undergone major constitutional changes to effect majority rule, and also to effect mineral title. Accordingly, many laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Anooraq. Anooraq's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

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

The political situation in South Africa introduces a certain degree of risk with respect to Anooraq's activities. The Government of South Africa exercises control over such matters as exploration and mining licensing, permitting, exporting and taxation, which may adversely impact on Anooraq's ability to carry out exploration, development and mining activities. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements or in the imposition of additional local or foreign parties as joint venture partners with existing or other interests.

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

Exchange Rate Fluctuations

The Company conducts operations in currencies other than Canadian dollars. Of particular significance is that operations in South Africa are almost entirely paid for in South African rand, which until recently has shown strength against most major world currencies, including the Canadian dollar and the United States dollar. The strengthening in the South African rand, if it continues, will negatively impact the potential profitability of the Company's mining operations.

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

Going Concern Assumption

Anooraq’s consolidated financial statements have been prepared on the basis that Anooraq will continue as a going concern. At December 31, 2005, Anooraq had working capital of approximately $4.8 million, which may not be sufficient to meet its planned business objectives. Management recognizes that Anooraq may need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that Anooraq will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Anooraq is unable to obtain adequate additional financing, Anooraq will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Anooraq's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis. The Report of Independent Registered Accounting Firm on Anooraq’s 2005 consolidated financial statements which report is included herein includes an explanatory paragraph that describes conditions that exists that cause substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The Company’s cash resources at June 30, 2006 are not sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of the year 2006. The Company anticipates that it may effect equity or debt financing (or a combination thereof) to raise necessary funds. Any issuance of additional shares of the Company may have a depressing effect on the market for the Company’s shares.

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

Significant Potential Equity Dilution

At June 30, 2006, there were 4,568,200 share purchase options of Anooraq outstanding, of which none were in-the-money. As a consequence of the passage of time since the date of their original sale and issuance, no options or warrants of Anooraq remain subject to any hold period restrictions in Canada or the United States as of June 30, 2006. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

Dilutive securities represent approximately 3% of Anooraq's issued shares as of June 30, 2006.

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

2.      Summary Corporate History and Intercorporate Relationships

From 1996 to mid-1999, the Company’s mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African PGM project, the Platreef Project (see Item 4D – "Further Particulars of Anooraq's Properties – The Platreef Project"). The Company has two active Cayman Islands subsidiaries, N1C Resources Inc. ("N1C") and N2C Resources Inc. ("N2C"). These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands, and their use represents a common method for Canadian mining companies to hold foreign resource assets through outside-of-Canada corporations. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau, a private South African mining corporation purchased by Anooraq on August 28, 2001. Plateau holds the legal rights to the mineral interests ("farms") comprising the Platreef Project.

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan, a private South African company, would combine their respective PGM assets, comprising the Company's PGM projects on the Northern and Western Limbs of the "Bushveld Complex" and Pelawan's 50% participation interest in the Ga-Phasha (previously known as "Paschaskraal") Project on the Eastern Limb of the Bushveld in the Republic of South Africa. The Ga-Phasha property, located approximately 250 kilometres northeast of Johannesburg, has significant mineral resources already outlined as well as encouraging potential. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber, a private South African corporation owned 50% by Anglo Platinum and 50% by a BEE partner, Pelawan (now the Company, through its wholly owned subsidiary, Plateau, as described below), pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb. The Ga-Phasha Project is a 50/50 joint venture between Anooraq's wholly owned South African subsidiary, Plateau, and Rustenburg, a wholly owned subsidiary of Anglo Platinum, governed by, among other things, a shareholders' agreement relating to Micawber entered into on September 22, 2004, (the “Share Exchange Agreement”).

Pursuant to the terms of the Share Exchange Agreement, the Pelawan transaction, which was completed in September 2004 and which constitutes a reverse take-over ("RTO") under the policies of the TSXV, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the "Consideration Shares") and cash payments totalling ZAR 15.7 million. The number of Consideration Shares issued takes into account the potential dilutive effect of financings expected to be undertaken in the future to develop PGM mines, for example on the Ga-Phasha and the Drenthe-North Overysel deposits, such that Pelawan's ownership (initially 63%) of the issued and outstanding shares of Anooraq will remain at a certain minimum level (currently defined as 52%) on a going forward basis to maintain Anooraq as a BEE company, and consequently affording Anooraq with additional opportunities and greater flexibility under South Africa's new mining laws. Further, the dilution calculation allowed for approximately 7.9 million Consideration Shares to be sold by Pelawan during the twelve month period subsequent to the closing, all of which shares were sold by Pelawan on March 28, 2005. Of the remaining Consideration Shares, approximately 83.3 million shares (the "Lock up Shareholding") must remain held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project. Under the Mineral Development Act, and as specified in the agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52%, in order to ensure that Anooraq retains its classification as a BEE company.

The Share Exchange Agreement provides that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) take place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with of such financings cause Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq will issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding allows for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally the Finalization Date was September 30, 2005 but that date, by agreement in November 2005 between Anooraq and Pelawan, was extended.

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

Accordingly, the additional common shares which would, under the original terms of the Share Exchange Agreement, have become issuable to Pelawan by Anooraq as of September 30, 2005 are not required to be issued and the determination of whether any additional common shares will be required to be issued to Pelawan in light of any actual or deemed dilutive financings will be made in due course on the Finalization Date, as amended. The method for determining whether such additional common shares will be issuable upon the Finalization Date remains as described above. Upon the Finalization Date, the dilutive financings for the purposes of calculating whether any additional common shares are issuable to Pelawan will be the actual dilutive financings undertaken in relation to the Projects as of that date and, to the extent that no such financings have been undertaken, the Deemed Dilutive Financings described above.

Pursuant to the agreement with Pelawan, the nine positions on the Anooraq board were to be comprised of three independents and three appointees from each of the current boards of HDI and Pelawan. From HDI, Mr. Ronald W. Thiessen, B.Comm., CA, retained his role as President, Chief Executive Officer and Director, Scott D. Cousens assumed the position of Vice President, Capital Finance and Director, and Robert A. Dickinson, B.Sc., M.Sc., assumed the position of Co-Chairman of the Board of Directors. The three Pelawan appointed directors, two of whom have also assumed positions as officers of the Company, were: Tumelo Motsisi, B.A., LLM, MBA, Deputy Chief Executive Officer, Harold Motaung, B.Sc., MBA, Chief Operating Officer, and Rizelle M. Sampson, former Chief of Staff for the Ministry of Communications, South Africa. The independent members of the board were Popo S. Molefe, PhD., Co-Chairman of the Board of Directors, appointed by Pelawan, Walter T. Segsworth, P.Eng., who was retained on the board as a nominee of HDI, and Sipho Nkosi, B.Comm, MBA, who was jointly appointed by Pelawan and HDI.

There have been changes since that time, resulting in eleven board positions. Phumzile Langeni, B.Comm., Executive Director, Investor Relations, was appointed as an independent member of to the Anooraq board effective December 9, 2004. Mr. Segsworth resigned from the Anooraq board effective January 4, 2005. David Elliott, B.Comm., CA, was appointed as an independent director of the Anooraq board as of April 20, 2005, and another independent director, Wayne Kirk, LLB, was appointed to the Board in July 2005.

Documents incorporated by reference in this Annual Report include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Anooraq, copies of which are available on request from the offices of the Company or on SEDAR at www.sedar.com.

3.      Principal Capital Expenditures and Divestitures

The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2005, December 31, 2004, and October 31, 2003 are as follows:

Amounts Capitalized
Fiscal Year	Platreef Project	Ga-Phasha Project
12 months ended December 31, 2005	–	–
14 months ended December 31, 2004	–	$ 5,875,000
12 months ended October 31, 2003	–	–

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

The Company is not dependent on any patents, licenses or commercial or financial contracts; however, its work is dependent on the acquisition of prospecting permits, and ultimately, if economic mineral deposits are found, on the acquisition of environmental and mining permits. Further information on mineral rights, and prospecting and mining permits is provided below.

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

Old Order Mineral Tenure in South Africa

South African mineral tenure is currently governed primarily by the common law and the Minerals Act 1991 ("Minerals Act 1991"). The South African system of mineral rights developed over many years under a dual system in which some of the mineral rights are owned by the State, and some by private holders. The State controlled the exercise of prospecting and mining rights under the administrative system of prospecting permits and mining authorizations referred to below. Mineral rights were officially registered and were tradable. They have historically been the subject of considerable financial investment that has resulted in the acquisition and registration of rights by prospectors and miners over relevant areas of interest.

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

The Mineral Development Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the nation, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. "Use it or lose it" principles will now apply in respect of mineral rights. Provision is made in the Minerals Act for compensation to be paid to any person who is able to establish their property has been expropriated under the Mineral Development Act. On May 3, 2004, the DME announced that it was seeking legal advice on the implications of the Mineral Development Act in light of South Africa's international agreements. Most of the complexity of the new regime lies in the transitional provisions which deal with the conversion of so called "old order" rights to "new order" rights. Private holders of old order mineral rights have limited exclusive time periods to convert these rights to new order rights once the Mineral Development Act has come into effect. Holders of old-order mining rights in respect of which a mining authorization has been granted under the Minerals Act 1991 have until April 30, 2009 to lodge their rights for conversion into new order mineral rights. Old order mineral rights in respect of which a prospecting permit has been issued under the Minerals Act 1991 are to be converted to new order prospecting or mining rights no later than April 30, 2006. All old order rights will continue in force during the conversion period, subject to terms and conditions under which they were granted. Security of tenure will thereafter be guaranteed for a period of up to 5 years with respect to prospecting rights, and up to 30 years with respect to mining rights, subject to a rights holder's ongoing compliance with the conditions of grant.

In order to be able to convert old order rights to new order rights, the holder:

  must hold the underlying right (to mine or prospect, as the case may be) in terms of the common law or legislation prevailing immediately before May 1, 2004;
  must hold a mining authorization or prospecting permit, as the case may be, issued in terms of the Minerals Act 1991;
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

In relation to any old order right with respect to which a mining authorization or prospecting permit was not issued, or in respect of which prospecting or mining was not being conducted, on May 1, 2004 (that is, an "unused old order right") the holder had an exclusive right to apply for a new order right no later than May 1, 2005. A person converting an existing mining right had to commit to giving effect to the Objectives. In general, these Objectives are embodied in the Charter and are discussed below. No undertaking to promote the Objectives is expressly required under the Mineral Development Act for the conversion of existing prospecting rights.

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

In general, the Objectives are embodied in the Charter which was signed by the DME, the South African Chamber of Mines and others on October 11, 2002, and which was followed on February 18, 2003 by the release of the appendix to the Charter known as the Scorecard. The Charter and Scorecard were published for information during August 2004. The Charter is based on seven key principles, two of which are focused on ownership targets for HDP and beneficiation (mineral processing), and five of which are operationally oriented and cover areas focused on improving conditions for HDPs.

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

In March 2003, the South African Government released the Royalty Bill outlining the state's policies with regard to the payment of royalties by mining companies. The Royalty Bill proposes that companies producing PGM pay a royalty of 4% from the sales of those metals. The royalty would be payable on gross revenue. The Royalty Bill is presently under discussion and comment. In his annual budget speech on February 18, 2004 the South African Minister of Finance announced that the implementation of the Royalty Bill, even once finalized, will not occur until 2009.

Currently, State prospecting fees range from ZAR 3 per hectare in year one to ZAR 7 per hectare in year five. Currently, State royalties on precious metals are 1% of gross revenue. This royalty rate is currently being reviewed and may be amended by the State. These amounts will become payable to the State upon conversion of "old order" rights to "new order" rights, and do not take existing commitments towards current mineral rights holders into account.

New Order Mineral Tenure status of Anooraq

Anooraq has been advised that:

  the old order prospecting rights held by Plateau in relation to the Platreef Project constitute "used" old order rights, in relation to which Plateau has until the earlier of the expiry dates of the relevant prospecting permits (which range from October 2005 to

  November 2006) and April 30, 2006 to apply for conversion to new order prospecting rights. The application for conversion has been made;
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

D.      Property, Plant and Equipment

The principal properties of Anooraq are the Platreef Project on the Northern Limb of the Bushveld Complex, and the Ga-Phasha Project on the Eastern Limb of the Bushveld Complex. The Company also holds the Thusong Project on the Western Limb of the Bushveld Complex. For further information about the Company's mineral projects, see "Further Particulars of Anooraq Properties", below. None of the projects have any material tangible fixed assets located thereon although the Platreef Project has miscellaneous exploration equipment and motor vehicles on site.

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

Using a generally accepted simplistic model for the formation of the Bushveld, it is envisaged that as the mafic magma slowly cooled, silicate, sulphide, oxide and other minerals crystallized and sank to the bottom of the magma chamber, to form texturally and mineralogically distinctive layers. The removal of the more refractory minerals in this way depleted the magma in the crystallising components and enriched the residual magma in the less refractory elements. The magma therefore continuously changed in composition until it solidified. In the Bushveld Complex this process has resulted in a layered sequence of rocks up to eight kilometres thick. More importantly, during this process PGM, nickel and copper (usually occurring with, or as, sulphide minerals) became sufficiently enriched to form mineralized horizons at predictable levels within the intrusion. As a result, the Bushveld Complex plays host to layered PGM deposits, usually with significant nickel and copper contents.

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

The Platreef Project

The Platreef Project has no mining, plant or equipment located thereon although the project has field accommodation and miscellaneous exploration equipment on site. The following disclosure was derived from Company files and March 2005 technical report. Information on the resource estimate was derived from a December 2004 technical report by G.J. van der Heever, Pr.Sci.Nat. Information on the preliminary assessment (comparable to a scoping study) was derived from a March 2005 technical report by T. Tulp, MAusIMM, D. Stone, P.Eng., D. Reeves, MAusIMM, and G.J. van der Heever, Pr.Sci.Nat.

Location and Property Description

The mineral tenures comprising the Platreef Project are centred approximately at latitude 24 degrees south and longitude 29 degrees east in the Limpopo Province of South Africa. The Project is located 275 kilometres north northeast of Johannesburg.

As of December 2005, the Platreef Project consists of prospecting rights, tabulated below, covering 37,492 hectares. For project management purposes, the properties have been subdivided into five areas: Kwanda Joint Venture North and South, Central Block, Boikgantsho Joint Venture (Drenthe/Witrivier and the north part of Overysel), and Rietfontein Block. These are shown in Figure 2.

Mineral Holdings
Owner	Year Acquired	Farm Name	Portion	Area (hectares)	Block
DME
	1999	Dorstland 768 LR	Ptn 3 (a Ptn of Ptn 1)	42.83	Central
	1999	Dorstland 768 LR	Ptn 2 (a Ptn of Ptn 1)	472.91	Central
	1999	Dorstland 768 LR	Re of 1	430.09	Central
	1999	Dorstland 768 LR	Mineral Area 1	514.87	Central
	1999	Witrivier 777 LR	1	767.42	Boikgantsho
	1999	Witrivier 777 LR	Re	788.97	Boikgantsho
	2002	Noord Holland 775 LR	All	1,228.82	Central
Total Area:				4,245.91
LMT
(now held	1999	Drenthe 778 LR	All	1,538.30	Boikgantsho
by the State)	2001	Malokongskop 780 LR	All	1,440.92	Central
	1999	Rietfontein 2 KS	All	2,878.03	Rietfontein
Total Area:				5,857.25
PRIVATE
	2001	Elandsfontein 766 LR	2	747.61	Central
	2001	Elandsfontein 766 LR	1	428.27	Central
	2001	Hamburg 737 LR	All	2,126.40	Central
	2002	Chlun 735 LR	All	1,215.06	Kwanda North
	2002	Cyferkuil 321 KR	All	2,061.78	Kwanda South
	2002	Elberfield 731 LR	All	2,544.74	Kwanda North
	2002	Gibeon 730 LR	All	1,848.89	Kwanda North
	2002	Gilead 729 LR	All	2,085.08	Kwanda North
	2002	Haakdoornkuil 323 KR	All	2,818.50	Kwanda South
	2002	Ham 699 LR	All	1,852.71	Kwanda North
	2002	Naboomfontein 320 KR	All	2,664.73	Kwanda South
	2003	Overysel 815 LR	% of All	637.57	Boikgantsho
	2002	Rondeboschje 295 KR	All	1,525.03	Kwanda South
	2002	Swerwerskraal 736 LR	All	2,404.10	Kwanda North
	2002	Vaalkop 325 KR	All	2,428.45	Kwanda South
Total Area:				27,388.92
Total Land Holdings (hectares):				37,492.08

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

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the remaining outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of the Company’s common shares at an aggregate cost of $4.2 million. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercisable at $0.70 until August 28, 2003. These warrants were exercised in their entirety in July 2003.

Figure 2. Property Holdings, Platreef Project

Central Block

The Central Block farms are comprised of the portions of Elandsfontein, Dorstland, Hamburg and Noord Holland, and are held by Plateau.

On May 23, 2000, the Company acquired through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein 766 LR Farm located contiguous to the pre existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited (the "Heads of Agreement”). The

option requires staged issuances of 500,000 common shares of the Company (412,500 shares issued to June 30, 2006 and no further share issuances are expected) and aggregate cash payments of US$350,000 (of which US$69,250 and Cdn$15,000 have been paid).

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

Kwanda Joint Venture (North and South Blocks)

On May 16, 2002, Plateau completed an agreement with Rustenburg, a subsidiary of Anglo Platinum (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM farms located on the Northern Limb of the Bushveld Complex. Under the agreement with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling ZAR25 million within five years. The Company is required to spend ZAR2.5 million in year one (which has been completed), ZAR5 million in each of years two, three, and four, and ZAR7.5 million in year five. These farms are now known as the Kwanda Joint Venture. The Company has not yet fulfilled its expenditure requirements in respect of year three, but is in negotiations with Rustenburg to amend the exploration expenditure schedule.

When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreement also includes plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a HDP partner will be provided out of the Company's interest.

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

The terrain is relatively flat, with a mean elevation of 1,100 m, and there do not appear to be any prohibitive physical obstacles to inhibit exploration of the Platreef Project. Vegetation is generally sparse and consists mostly of various thorn bushes.

History

Central Block and Boikgantsho JV

Dr. Hans Merensky first discovered PGM in the Northern Limb of the Bushveld Complex in 1924 and the region saw limited PGM production until 1930. Thereafter interest waned, particularly with the discovery and development of the more platinum-rich Merensky Reef in the Western Limb. In the 1960’s, exploration attention was again focused on the Platreef of the Northern Limb. In 1993, after nearly 30 years of sporadic exploration on the Northern Limb, the Sandsloot open pit mine was brought into production. In 2003 a new open pit mine (Zwartfontein South) was developed on the farm immediately north of Sandsloot. Annual production from these two mines approximates 350,000 oz of PGM. These deposits comprise only two of six Anglo Platinum PGM deposits on the Platreef. 1

1In this report PGM refers to the sum of the contained concentrations of Platinum + Palladium + Gold unless otherwise defined. 3PGM refers to Platinum + Palladium + Gold, whereas 4PGM refers to Platinum + Palladium + Rhodium + Gold.

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

Between January and July 2000, Anooraq, through Plateau, completed an exploration program consisting of diamond drilling and geochemical soil sampling. Thirty-five holes (holes PR-01 to PR-35), totalling 6,762 metres, were completed on the farms Drenthe and Witrivier. Twenty holes were drilled on a 50 x 100 metres grid to follow-up on Plateau’s 1998 holes, and to establish the continuity of the mineralization in an area that extends north from the boundary with the Anglo Platinum ground. Fifteen angled holes were drilled at 200 metres spacing along strike to the north to the north, testing an additional 3.6 kilometre strike length. All but one of the 35 holes drilled in 2000 successfully intersected platinum-palladium-rhodium plus gold (4PGM) horizons with associated copper-nickel mineralization. A further three holes (PR-36 to PR-38), were drilled in 2002, one on each of the farms Drenthe, Noord Holland and Dorstland. The Drenthe hole (PR-36) confirmed the down-dip continuity of the PGM mineralization intersected in one of the angled holes (PR-20). The northernmost holes, i.e. PR-37 (Noord Holland) and PR-38 (Dorstland) intersected rock sequences stratigraphically equivalent to the Platreef but with only scattered low-grade PGM mineralization.

All 44 diamond drill holes completed on the farms Drenthe 778LR and Witrivier 777LR from 1998-2002 intersected Pt, Pd and Au mineralization along the 4.5 kilometres of strike tested and commonly several stacked zones of significant mineralization were identified.

Anooraq geological staff completed geological modeling of the mineralization within the Platreef horizon based on results compiled prior to the 2003 program, and a preliminary estimate of the resource was made. In 2003, a preliminary assessment of the Drenthe deposit based the results of preliminary pit design and mine production scheduling studies were done, indicating that the Drenthe Project would be an economically robust open pit mine. This study was updated in 2005, based on drilling and a new resource estimate in 2004. A preliminary assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Rietfontein Block

In 2000, Anooraq conducted a 1,337 sample soil geochemical survey on the northwestern portion of Farm Rietfontein that defined three multi-element PGM-base metal anomalies. As part of its earn-in agreement on Rietfontein, Ivanplats diamond drill tested the two strongest anomalies with six holes, totalling 2,038 metres, in 2001-2002. Geochemically anomalous but very low-grade PGM mineralization is dispersed throughout much of each hole.

Ivanplats began to test the Platreef in a multi-rig program on Turfspruit in early 2002. Drilling by Ivanplats to test the Platreef target on Rietfontein began in July and continued until November 2002. Thirty-six vertical core holes were drilled on Rietfontein along a southeast trend. Drill holes are typically spaced at 100 to 200 metre intervals along the strike length and 50 to 150 metres across the width of the Platreef pyroxenite.

In 2003, African Minerals continued exploration of the up-dip extension of the Platreef horizon on Rietfontein by drilling a further 31 diamond drill holes, totalling 6,374 metres. This drilling has outlined a zone of PGM mineralization in the Platreef over a strike length of 1,600 metres on Farm Rietfontein, adjacent to the Turfspruit boundary.

No work was done on the Rietfontein Block in 2004 or 2005.

Kwanda - South Block

The South Block comprises five farms (claims), totalling 10,330 hectares, which are part of the Anooraq/RPM properties. The bulk of the South Block is underlain by Bushveld Complex rocks. Of particular importance, is the Lower Zone succession that outcrops on Vaalkop and along the southern boundaries of Cyferkuil and Rondeboschje. Apart from minor pyroxenitic intrusions within the footwall of the Northern Limb, this area is the only location on the Northern Limb where rocks of the Lower Zone (pyroxenite and dunite-harzburgite) are known to occur.

In 2002, Plateau carried out an integrated exploration program of airborne geophysics, grid geochemistry and geological mapping in the area. The geological, soil geochemical and magnetic surveys traced the pyroxenite unit that hosts Pan Palladium’s Northern PGM deposit for six kilometres across the South Block farms. In 2003, an aggressive diamond drilling program, comprising 15 holes, totalling 2,465 metres, was conducted to assess this target for similar deposits but did not encounter any significant PGM mineralization.

No work was done on the South Block in 2004 or 2005.

Boikgantsho Joint Venture

The 2004 program under the Boikgantsho JV was designed to advance the Drenthe Project to the pre-feasibility stage. Two phases of drilling were completed to outline the resource and to provide samples for metallurgical testing. From January to mid September 2004, 28,570 metres were drilled, 46 holes (19,570 metres) on the Drenthe Farm, 27 holes (5,261 metres) on the Witrivier Farm and 64 holes (12,739 metres) on the northern part of the Overysel Farm.

Drilling comprised step-out and infill holes on the Drenthe and Witrivier farms and step-out holes on the northern portion of the Overysel Farm, which lies immediately to the south of the Drenthe Farm. In general, drill holes are spaced at 100 metre intervals along lines 100 metres apart on all three farms, with large areas on the Drenthe farm drilled at 50 metre spacing along lines 100 metres apart. The drilling programs expanded the Drenthe deposit and outlined a new deposit called the Overysel North. As shown in Figure 3, the Overysel North deposit is cut into two segments by a northeasterly trending fault. A resource estimate was done based on drilling to mid September 2004 (see Mineral Resource estimates, below).

Metallurgical studies of core samples from the Drenthe and Overysel were initiated in 2004. These are being carried out by Mintek, a specialist mineral and metallurgical technology company, under the supervision of Dowding Reynard & Associates, an engineering company that specializes in management and process plant design. Both companies are based in South Africa. Mineralogical investigations show the PGM grains to be quite coarse (45 microns average) with 80 percent of the PGM grains occurring as discrete grains separate from the base metal sulphides, and less than 10 percent associated with gangue. Initial rougher flotation tests show high recoveries (Pd - 89%, Pt - 84%, Ni - 83%) at a relatively coarse grind of 60 percent finer than 75 microns. On-going metallurgical test work will assess grind versus recovery and enhancements to the concentrate grades.

Figure 3. Boikgantsho JV Property, Location of Drenthe and Overysel North Deposits

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

Drilling programs prior to 2004 had established a mineralized corridor extending from the southern boundary of Farm Drenthe northward for approximately 2,100 metres, within which several 10-20 metre thick zones of mineralization with PGM concentrations in the range 0.5 -2.5 g/t 4PGM. These define the Drenthe deposit. Drilling in 2004 on the Drenthe and Witrivier farms and the northern portion of the Overysel Farm expanded the Drenthe deposit to the north and south and identified a new deposit called Overysel North. Mineralization remains open to the north and down-dip towards the west.

All of the Platreef rock package is ‘mineralized’ to some extent, containing anything from 100 ppb up to approximately 10,000 ppb PGM in places. The configuration of a ‘mineralized zone’ is therefore a function of chosen cut-off grade, and typically, at cut-offs in the range 0.5 g/t to 1.0 g/t, PGM ‘mineralized zones’ are not confined to individual rock units. Nevertheless, these chemically defined zones typically form ‘layer-like’ bodies (referred to as ‘reefs’ in South African terminology) which lie sub-parallel to the general igneous strike and dip of the Platreef rock package.

Sulphide-related PGM mineralization is widespread, although higher concentrations tend to be more prevalent in the upper half of the (~100 metres) thick sequence. The main sulphides in the Platreef are pyrrhotite and chalcopyrite, (usually in approximately a 3:1 ratio) along with minor pentlandite and pyrite.

The variability in the composition of the Platreef can result in different weathering profiles even in adjacent holes. The depth of the weathering profile is generally shallower in the norites (15 to 25 metres) compared to within the pyroxenites, calc silicates and serpentinized rocks (typically 20 to 30 metres).

The weathering profile is variable and can extend as deep as 66 metres. Generally, less than 50% of drill holes (94 out of 241) exhibited any degree of strong weathering, to a mean depth of 14.2 metres. Out of 241 drill holes, portions of 178 drill holes recorded varying depths of moderate weathering, to a mean depth is 16.3 metres. Weak (or patchy) weathering, with some oxidation of sulphide minerals, occurs in portions of 146 holes to a mean depth of 25.3 metres.

Sampling and Analysis

The following outline summarizes the sampling procedures applied by Anooraq during the Platreef exploration drilling programs. It should be noted that the original Anooraq sampling and analytical protocols are set out in a core-logging manual and minor modifications were made to the original guidelines as the program progressed. The flow chart in Figure 4 illustrates the sampling and analytical protocol for the PR series of cored drill holes.

Figure 4. Analytical flow sheet

The boxed core was picked up at the drill rig and transported to a secure core logging facility near Mokopane for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Anooraq personnel.

For further information on sampling methods, see Anooraq’s 2004 Annual Report on Form 20F.

Anooraq monitored the sampling and analytical procedures of the project with a detailed quality assurance/quality control (QAQC) program. Typically, the additional analytical work involved in the QAQC program was greater than 10% of the basic analytical requirement for a project. The QAQC program was separate from the internal procedures used by the analytical laboratories.

Security of Samples

Half core is retained at the secure Anooraq warehouse near Mokopane. Master pulps are also retained at the warehouse. Pulps remaining after analyses at Acme Analytical Laboratory in Vancouver, BC, have been shipped for long term storage at Anooraq’s secured warehouse at Port Kells, B.C.

Mineral Resource Estimates

Resource estimates were completed for the Drenthe and Overysel North deposits as outlined by drilling to mid-September 2004. Indicated and inferred resources for the deposits are tabulated below:

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources

This section uses the term ‘indicated resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

BOIKGANTSHO JV INDICATED MINERAL RESOURCES Nov 2004 at a US$20 GMV/t cut-off
DEPOSIT	TONNES	3PGM (g/t)	Pt (g/t)	Pd (g/t)	(i) Au (g/t)	(ii) Ni (%)	Cu (%)	% Contained Ounces PGM
Drenthe	132,239,500	1.25	0.53	0.62	0.09	0.14	0.09	5,309,000
Overysel North	44,421,500	1.64	0.67	0.87	0.10	0.10	0.06	2,340,000
Total	176,661,000	1.35	0.57	0.69	0.09	0.13	0.08	7,649,000

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. U.S. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

BOIKGANTSHO JV INFERRED MINERAL RESOURCES Nov 2004 at a US$20 GMV/t cut-off
DEPOSIT	Tonnes	3PGM (g/t)	Pt (g/t)	Pd (g/t)	(iii) Au (g/t)	(iv) Ni (%)	Cu (%)	% Contained Ounces PGM
Drenthe	88,640,000	1.16	0.49	0.58	0.09	0.15	0.09	3,315,000
Overysel North	15,713,500	1.63	0.65	0.88	0.10	0.11	0.06	809,000
Total	104,084,000	1.23	0.52	0.63	0.09	0.14	0.09	4,124,000

Notes to tables: Mineral resources that are not mineral reserves do not have demonstrated economic viability. Gross Metal Value per tonne (GMV/t) is sum of Pt, Pd, Au, Cu and Ni grades multiplied by the following metal prices: Pt – US$650/oz; Pd – US$250/oz; Au – US$375/oz; Ni – US$4/lb; Cu – US$1/lb.

Since November 2004, some of the drill hole samples used have been re-analyzed for nickel since the resource estimate was done, but the results do not indicate a significant change in grade. G.J. van der Heever, Pr.Sci.Nat., of GeoLogix, an independent qualified person, is responsible for the resource estimate. A technical report (December 2004) describing the resource estimate is filed at www.sedar.com.

A “qualified person” as defined under Canadian National Instrument 43-101, Standards of Discoldure of Mineral Projects is an individual who:

(a)	is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)	has experience relevant to the subject matter of the mineral project and the technical report; and

(c)	is a member in good standing of a professional association.

Exploration and Development - Boikgantsho JV

Preliminary Assessment

In March 2005, an updated preliminary assessment, as defined under Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the potential economics of open pit mining the Drenthe and Overysel North deposits was completed. The preliminary assessment is based on a conventional open pit mining and milling operation with a 32 year mine life. Currencies used are US dollars (US$) and South African Rand (ZAR), with a ZAR:US$ exchange ratio of 7:1. At expected long term metal prices of US$650/oz for platinum, US$250/oz for palladium, US$375/oz for gold, US$4.00/lb for nickel and US$1.00/lb for copper used for the base case, the pre-tax and pre-royalty economic model forecasts the net present value ("NPV") of the project at a 5% discount rate is US$300.5 million and at 10% discount is US$138.8 million with an internal rate of return ("IRR") of 25%. The estimated capital cost is US$152.8 million with a payback of 3 ¼ years. The total operating cost is US$9.52 per tonne milled.

At the then current metal prices of US$850/oz for Pt, US$180/oz for Pd, US$400/oz for Au, US$6.60/lb for Ni and US$1.40 for Cu, and an exchange rate of 6:1, the economics for the project are even more robust. The NPV at a 5% discount rate is US$576.7 million and at 10% discount is US$293.3 million with an IRR of 35%.

The preliminary assessment is based on indicated and inferred mineral resources outlined to mid September 2004 in the Drenthe and Overysel North deposits. Mineral resources for these deposits were announced in November at a US$20GMV/t cut-off (see above); however, the preliminary assessment indicates favourable financial results using a cut-off grade of approximately US$10.50/t. The preliminary assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Total in-pit resources of 256 million tonnes grading 1.03 g/t 3PGM (0.43 g/t Pt, 0.52 g/t Pd, 0.08 g/t Au), 0.11% Ni and 0.07% Cu were estimated in two main pit areas at a US$10.50/t cut-off. For the study, the in-pit resource was capped for a mine life of 32 years or 160 million tonnes grading 1.05 g/t 3PGM (0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au), 0.12% Ni and 0.08% Cu.

The mill feed rate for the preliminary assessment is 5 million tonnes per year. The average head grade ranges from 1.1 to 1.4 g/t 3PGM in the first five years of mining and 0.8 to 1.0 g/t in the last five years. Metallurgical studies on core samples show promising results for a conventional mill circuit, comprising crushing, grinding and two-stage flotation. From this work, the following head grade driven concentrator recoveries were used in the study: platinum 75%, palladium 75%, gold 75%, copper 80% and nickel 75%.

Mining costs for the study are based on budget estimates provided by South African mining contractors and processing costs are derived from studies by Dowding Reynard & Associates, the Company’s metallurgical consultants in South Africa. Administrative and environmental costs are based on estimates from contract submissions.

Pre-feasibility Study

Pre-feasibility studies were initiated in 2005. The potential for milling and mining optimization using higher throughputs, which would further enhance the project economics, is considered to be quite promising. The mineral resource is open to the north, and down dip with potential for additional resources to be outlined. Current metallurgical testwork suggests that the recoveries used in this study may be conservative and could increase. Other improvements, such as acid leaching of oxide mineralization within the deposit to enhance recovery of base metals, optimizing cut-off grades to produce a higher grade mill feed, and geotechnical studies aimed at supporting steeper pit wall angles during mining are being assessed in pre-feasibility programs that are currently underway.

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

Also as part of pre-feasibility studies, the geological models and mineral resource estimates are currently being updated with information from drilling to December 2005.

Infill drilling program

Drilling in 2005 focused on the Drenthe deposit. The program tested the entire area within the provisional open pit design for the Drenthe deposit that was used for the March 2005 preliminary assessment. One hundred and thirty six vertical holes, totaling 24,418.23 meters, were drilled at 50-meter intervals along 50-meter spaced lines. The program confirmed the continuity of the PGM mineralization within the Drenthe deposit. A plan of the drill holes is shown below:

Figure 5. Plan of Drill Holes

Resource modeling began in early August 2005. Independent verification samples have also been collected.

Plan of Operation – 2006

The new resource model is expected to be complete in the third quarter of 2006. Preliminary results indicate that the resources estimated in November 2004 have been upgraded in category type and, once the resource model has been finalized, these will be utilized for the preliminary feasibility study.

The Ga-Phasha Project

Pursuant to the Pelawan transaction, the Company acquired Pelawan’s rights to its 50% participation interest in the Ga-Phasha Project (see Item 1, History and Development – Summary Corporate History and Intercorporate Relationships above).

Property Description and Location

The Ga-Phasha Project is located on the Eastern Limb of the Bushveld Igneous Complex in South Africa, approximately 45 kilometres north-northwest of the Limpopo Province town of Steelpoort and 250 kilometres northeast of Johannesburg.

The project area consists of four farms: Paschaskraal, Klipfontein, De Kamp, and Avoca, which cover an area of approximately 9,700 hectares. Mineral rights for the PGM within the UG2 and Merensky Reefs on the farms Klipfontein 465KS and a portion of Paschaskraal 466KS are held by Micawber. Micawber is 50% owned by Plateau and 50% owned by Rustenberg Platinum Mines, a wholly owned subsidiary of Anglo Platinum. In addition, Micawber has a lease over the PGM mineral rights for the remainder of Paschaskraal 466KS, which are held by South Africa as tabulated below and illustrated in Figure 6. There are nominal annual fees to maintain the farms.

MINERAL RIGHTS
PROPERTY	PORTION	OWNER	TITLE
Klipfontein 465KS	Farm	Lebowa Minerals Trust – mineral lease in favour of RPM, Protocol 17/2000	K1626/2000RM
Paschaskraal 466KS	Portion 1	Lebowa Minerals Trust – mineral lease in favour of RPM, Protocol 17/2000	T15169/59
Paschaskraal 466KS	RE	RPM	K503/70RM
De Kamp 507KS	Farm	State	T4486/1989
Avoca 472KS	Farm	State	T44482/1989

SURFACE RIGHTS
PROPERTY	PORTION	EXTENT (hectares)	SURFACE OWNER	TITLE
Klipfontein 465KS	Farm	2841.8803	State	T44863/1989
Paschaskraal 466KS	Portion 1	2156.8861	State	T15169/1959
Paschaskraal 466KS	RE	745.6399	State	T13098/1964
De Kamp 507KS	Farm	1830.6887	State	T44486/1986
Avoca 472KS	Farm	1093.3571	State	T44482/1989

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

Recent development at the neighbouring Twickenham-Hackney farms by Anglo Platinum has improved the local infrastructure considerably, although Anglo Platinum has temporarily suspended further development work. The Anglo Platinum development includes paved roads, power lines, and provisions for water.

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

History

Platinum was first discovered in the Eastern Limb of the Bushveld Complex in 1924 and traced to the now famous dunite pipes (tube or pipe shaped igneous rock comprised largely of the mineral olivine) at Maandagshoek. This led to the discovery of the platiniferous horizon, subsequently named the Merensky Reef, on the Farm Maandagshoek 254KT, approximately 20 kilometres south-east of the Paschaskraal Farm. From 1925 to 1927, Northern Platinum Limited undertook an extensive exploration program on both the platiniferous dunite pipes and the Merensky Reef in the Dwars and Olifants River areas; some 700,000 tonnes of platinum-bearing ore were mined during early operations in these areas.

During 1969, the ATOK Platinum Mine was developed and commissioned by Anglo Transvaal Consolidated Mines Limited ("Anglovaal") and sold to Rustenburg Platinum Mines ("RPM", a subsidiary of Anglo Platinum) in 1977. Although commercial mining activities by RPM over the past 25 years were limited to the ATOK mine, RPM managed to secure the mineral rights over a large number of farms in the Eastern Bushveld Complex area. Throughout this later period, various exploration and metallurgical test programs were completed that focused mainly on determining the extent and general characteristics of the mineralization. Renewed interest in this area was sparked by the increased demand for PGM in 1999-2000, and by Anglo Platinum’s strategy to increase platinum output to 3.5 million refined ounces by 2006. To meet this additional demand, a number of new mining projects are currently under investigation or in different stages of development and construction.

There has been a considerable amount of exploration on the Klipfontein and Paschaskraal farms by past operators such as JCI, Anglovaal, and Anglo Platinum. A total of 327 drill holes have been completed to date, of which 108 intersected the Merensky Reef, and 176 intersected the UG2 Reef.

Initial metallurgical testwork by Anglo Platinum indicates a promising flotation response with negligible effects from dilution and with platinum group element recoveries ranging from 92.7% to 96.5% . The good flotation response was attributed to the predominant association of PGM with base metal sulphides, which are coarser than those present in UG2 in the western Bushveld. Nickel, copper and sulphur recoveries for UG2 type ore were encouraging, namely: 14-24% nickel, 77-86% copper and 83-90% sulphur.

Anglo Platinum prepared a detailed pre-feasibility study on the Paschaskraal Project, as it was formerly known, in late 2002. This study envisioned an underground mine very similar to that being developed on the neighbouring Twickenham Farm, using down dip semi-mechanized reef mining and access by twin shaft declines. Each decline shaft comprises three barrels: a decline ramp for equipment, a conveyor decline, and a chairlift decline for moving personnel. Ore was to be treated at the Twickenham concentrator. Based on twin declines producing 100,000 tonnes per month from the UG2 Reef only, Anglo Platinum concluded the project was an attractive investment.

In October 2003, Khulani GeoEnvironmental Consultants (Pty) Ltd. of Randburg, South Africa completed a resource estimate for the Ga-Phasha Project, outlining measured, indicated and inferred resources in the UG2 and Merensky Reefs.

Geological Setting and Mineralization

The Ga-Phasha Project area is situated on the Eastern Limb of the Bushveld Igneous Complex and is underlain by rocks of the Upper Critical and Main Zones. The Main Zone is comprised of gabbros and ferro gabbros (iron and magnesium rich igneous rocks), which occupy most of the central and south-eastern parts of the Lulu mountain range.

The two platinum-bearing horizons at Ga-Phasha are the UG2 chromitite and the Merensky Reef, both of which occur within the Upper Critical Zone. These rocks form the range of hills along the north-eastern boundary of the project area, through which the undulating outcrop of the UG2 Reef can be traced. The Merensky Reef sub-crops beneath a thick layer of overburden in the center of the project area.

The sequence strikes northwest-southeast and dips in a westerly direction towards the center of the Bushveld Complex. The dip decreases on a regional scale from north to south, ranging from approximately 30 degrees near the Olifants River in the north, to approximately 10 degrees near the Steelpoort Fault to the south. The project area is located some 45 kilometres north of the Steelpoort Fault and 25 kilometres south of the Olifant River Fault. The Schwerin Fault lies approximately 10 kilometres to the east but does not appear to have had any influence on the local Bushveld Complex stratigraphy.

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

During the logging process the sampling interval through the reef succession is determined, and individual samples measured off, marked and numbered according to standard. Sampling is continuous through the sample section. The marked core is then submitted to the technical staff, who cut the core in half longitudinally through the complete sampling interval. One half of this core is then cleanly broken with a sharp chisel at individual sample boundary markings, and each, in turn, is immediately labelled, bagged and sealed (diamond saw cutting is not used to split individual samples because of the loss of material associated with it). Precautions are taken to avoid any cross contamination between samples. The remaining half of the core remains in the core trays with the flat cut side facing upwards. The sample intervals and numbers are replicated onto this surface for reference, and future re-sampling if necessary. The sampling process is fully documented on site, and records of all sampling maintained.

After the bagging of pre-2000 drilling samples on site at the Driekop core yard, the samples were transported to Anglo Platinum Research Centre ("ARC") in Germiston, near Johannesburg, by 3 ton Dyna or pickup truck. ARC processed the samples from pre-2000 drilling.

Post-2000 samples are processed by Anglo American Research Laboratory ("AARL"). When transported to AARL, the samples are delivered by ARC staff and vehicles.

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

All samples are pulverized to 80% +/-5% <75 microns. For Fire Assay – 4 elements (Pb collector), there is loss of PGM and these results then often require a correction factor to be applied. In the borehole database, samples assayed using Pb collector fire assay methods have not been corrected. The precious metal concentration is reported as the sum of Pt, Pd, Rh, and Au.

For Fire Assay-ICP at ARC, silver is used to collect Pd, Pt, and Au, and Pd is used to collect Rh. Using the Ag/Pd collectors reduces random losses of the PGM and a more precise analysis is achieved as well as a lower detection limit.

AARL Procedures

Samples are crushed in a jaw crusher to 2 millimetres. The entire sample is then milled to 85 per cent –75 microns or finer. An 8-minute milling time is required. For Atomic Absorption, pulped samples are digested with a triple acid attack with perchloric, nitric and hydrofluoric acids. The acid attack is performed three times after which the solutions are transferred to 100 ml flasks and read on the Atomic Absorption Spectrometry for Cu and Ni. Four per cent of the samples are replicated. Two blanks and three reference standards are included in every batch.

Prior to X-ray fluorescence analyses, pulped samples are mixed with a styrene – wax binder (SASMU) and milled to mix in the binder and further reduce particle sizes. The samples are pressed into briquettes. The briquettes are read on the AARL PW 1404 X-Ray Fluorescope for Cu and Ni. Mineralogical effects are evident in the briquettes – hence separate ‘type’ calibrations are critical for UG2 and Merensky type samples. Approximately 5 per cent on the samples are replicated. Two reference materials are analyzed with every batch (maximum 100 samples).

For Fire Assay and inductively coupled plasma ("ICP"), all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples are weighed out and mixed with an appropriate flux for the material type. Silver is used as a co collector. The samples are fire assayed and the prills (material remaining from this process) are dissolved in aqua regia and read on the ICP spectrometer for Pt, Pd and Au. One blank and two reference materials are analyzed with every worksheet (maximum 35 samples).

For Rhodium, all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples are weighed out and mixed with an appropriate flux for the material type. Palladium is used as a co-collector. The samples are fire assayed and the prills (material remaining from this process) dissolved in aqua regia and read on the ICP for Rh. One blank and two reference materials are analyzed with every worksheet (max 35).

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

For each tray (worksheet) of Pt, Pd and Au and Rh analysis, reagent blanks, standard reference material and duplicate samples are included for control purposes. Internationally certified standards as well as internal standards of matched matrices are used. Fire assay pots are used only once to avoid the possibility of cross-contamination of samples. A full calibration of the ICP and AAS is performed prior to sample analysis, and a synthetic check solution is included after every 15 samples. Where the check solution data falls outside the acceptable control limits, the instrument is re-calibrated. Worksheets will be accepted or rejected based on the quality control data of the standards replicates and blanks. A complete audit trail is maintained in the laboratory to ensure trace-ability, transparency and ISO compliance.

Quartz blanks are designed to monitor the entire process from sample preparation to instrumentation. Reagent blanks are introduced during secondary preparation. These are essentially reagents without the sample introduced. For example in fire assay the reagents would be assayed. Reagent blanks reflect contamination introduced during the analysis phase but not the primary preparation phase. Specific density and XRF data do not have reagent blanks, but do have quartz blanks.

With each method certified (CRM) and in-house (IHRM) reference materials are run. For each method samples are replicated, if not twin streamed. The Pt, Pd and Au and Rh are twin streamed, i.e. a 100% replication. For XRF and Specific density analyses, 10% replicates are run. Replicates are essentially used for measuring the precision of the analyses, and appropriate action is taken if such results are not considered satisfactory. A comprehensive quality control system ensures that the data reported is within the quality control criteria and all ISO standards are met.

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

In-situ resource figures for the farms Paschaskraal and Klipfontein for the UG2 and Merensky Reefs are summarized in the table below. The resource estimation excludes the first 40 metres below surface, which is considered as an oxidized zone. The Specific Gravity for the Merensky Reef is 3.1 and for the UG2 Reef is 4.25. A 40% geological loss factor was applied, which includes 10% for faulting, 15% for potholes, 10% for intrusions and 5% for iron replacement bodies. Even though dykes swarms effect the area more than on the adjoining properties, the resource figures are regarded as conservative, since the industry average due to these features is around 20 - 30%.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

GA-PHASHA MEASURED & INDICATED MINERAL RESOURCES
Deposit and Cut-off	Tonnes (million)	4PGM (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Rh (g/t)	Contained Ounces
UG2 REEF @ 4 g/t cut-off, Paschaskraal and Klipfontein farms	65.7	6.97	3.07	3.28	0.18	0.44	14,729,000
MERENSKY REEF @ 2 g/t cut-off, Paschaskraal and Klipfontein farms	43.3	4.39	1.93	2.06	0.11	0.28	6,105,000
Qualified person E. Siepker, Pr.Sci.Nat., August 2004

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. U.S. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

GA-PHASHA INFERRED MINERAL RESOURCES
Deposit and Cut-off	Tonnes (million)	4PGM g/t	Pt g/t	Pd g/t	Au g/t	Rh g/t	Contained Ounces
UG2 REEF @ 4 g/t cut-off, Paschaskraal and Klipfontein farms	33.9	7.20	3.17	3.38	0.19	0.45	7,839,000
MERENSKY REEF @ 2 g/t cut-off, Paschaskraal and Klipfontein farms	39.8	4.28	1.88	2.01	0.11	0.27	5,478,000
UG2 REEF @ 4 g/t cut-off, Avoca and De Kamp farms	77.6	7.05					17,590,000
UG2 REEF @ 4 g/t cut-off, Avoca and De Kamp farms	97.6	4.34					13,620,000
Qualified person E. Siepker, Pr.Sci.Nat., August 2004

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

Anglo Platinum has continued drilling at Ga-Phasha in conjunction with its work on its adjoining Twickenham Hackney property. The resource database established by Global GeoServices has been updated as information is received from Anglo Platinum.

In mid December 2005, Anooraq and Anglo Platinum announced a new plan for the Ga-Phasha Project. The original plan for Ga-Phasha, developed in 2001 and 2002, envisaged the UG2 Reef as the principle target reef horizon with mineralization being processed through a joint concentrator situated at Twickenham. Following changed economic circumstances, Anglo Platinum and Anooraq are of the view that the value of Ga-Phasha could be further optimised by exploiting both the Merensky and UG2 Reef horizons, and have embarked on a program to lead to a bankable feasibility study.

The program included extensive additional drilling of the Merensky Reef horizon, will enable Anooraq and Anglo Platinum to determine how to optimally mine the mineralized horizons and utilize, on a cost sharing basis, some of the regional infrastructure already established by Anglo Platinum.

Plan of Operation - 2006

Anooraq and Anglo Platinum completed the program in the third quarter of 2006. Results from the program are currently being reviewed with the objective of determining the necessary studies and timetable to complete a bankable feasibility study. The review and planning stage is expected to be completed by the end of the second quarter of 2006, at which time a budget will be established.

The Thusong Project

Property Description and Acquisition, and Location

The Thusong Joint Venture property is located about 74 kilometres north of Rustenburg, South Africa. The property consists of the Wachteenbietjieslaagte 4 JQ, Vogelstruiskraal 400 KQ and Cyferkuil 1 JQ farms.

In May 2004, Anooraq and its wholly owned South African subsidiary Plateau entered into the Thusong Platinum Mine Joint Venture Agreement with RPM, a wholly owned subsidiary of Anglo Platinum, to explore and develop PGM, gold and nickel mineralization on the property.

Pursuant to the terms of the Joint Venture Agreement, Anooraq and RPM will form an initial 50/50 Joint Venture (the "JV") to explore the three farms for a period of up to five years. During the period, Anooraq will operate exploration programs, and spend up to ZAR11.9 million (about C$2.3 million) on behalf of the JV. Anooraq will have the option to proceed to take the project to a Bankable Feasibility Study ("BFS"). Once the BFS has been completed, the parties, by agreement, may jointly or separately proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. Should RPM decide not to contribute to exploitation, it remains entitled to dilute to a minimum 17.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Royalty Bill to a maximum of 20%. Should Anooraq decide not to proceed, RPM has the right to buy out Anooraq’s interest.

Geological Setting

The properties are located on the Western Limb of the Bushveld Complex, adjacent to the Anglo Platinum’s Union operations.

Exploration and Development

Anooraq carried out preliminary geological investigations in July 2005 to follow up earlier aeromagnetic geophysical survey results and select drill sites. Both the UG2 and Merensky reef horizons are known to exist on adjacent properties south of the Thusong properties. Keith Roberts, M.Sc., Ph.D., P.Geo., is Anooraq's qualified person for the exploration programs.

The drilling program took place in September and October 2005. Four vertical drill holes were completed on the farm Cyferkuil: hole TH001 was 349.52 meters; hole TH002 was 61.45 meters; hole TH003 was 51.16 meters and hole TH004 was 237.87 meters.

Significant intersections are tabulated below:

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	4PGM[1] g/t	Pt g/t	Pd g/t	Rh g/t	Au g/t
TH-002		32.00	32.56	0.56	4.440	2.960	1.085	0.390	0.005
TH-002		38.32	39.00	0.68	4.175	2.600	1.148	0.423	0.005
TH-002		44.61	45.00	0.39	1.343	1.006	0.155	0.176	0.005
TH-002		46.41	47.31	0.90	4.298	3.058	0.828	0.407	0.005
TH-003		32.50	33.00	0.50	2.170	1.515	0.435	0.215	0.005
TH-003		39.60	43.00	3.40	3.922	2.558	1.051	0.304	0.009
TH-003	Incl.	41.80	42.25	0.45	7.613	4.602	2.488	0.518	0.005
TH-003		47.27	47.47	0.20	7.350	5.440	1.345	0.550	0.015
TH-004		216.39	217.22	0.83	1.108	0.681	0.282	0.140	0.005

1 4PGM = Platinum + Palladium + Rhodium + Gold

Both the Merensky and UG2 reefs were intersected. For example in drill hole TH002, weathered Merensky reef was intersected at 23.3 -24.2 meters, and chromitite bands bounded the upper and lower contacts. A relatively flat-lying (25 degrees eastward dip) interval of the UG2 chromitite horizon was also encountered in the hole at a depth of 46.4 -47.3 meters. In addition, most intersections are near-surface, indicating the potential for open pit mining. Further work is being planned to take place in mid-2006.

Plan of Operation – 2006

Plans for 2006 include a detailed airborne magnetic survey. The purpose of the survey is to delineate fault and dyke structural elements prior to completing a preliminary drill program to test for the location of the Merensky and UG2 stratigraphic horizons which were encountered in the 2005 drill program.

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 12 to the financial statements provides descriptions of the material measurement differences between Canadian GAAP and US GAAP as they relate to the Company and a reconciliation to US GAAP of the Company’s financial statements.

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

Anooraq’s results of operations are economically evaluated on an "event driven" basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a mineralized deposit’s size and continuity, information that is not in the financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal period by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Anooraq’s operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important. Although Anooraq calculates an annual loss per share (which has varied over a range of $0.08 to $0.18 over the last three fiscal periods), Anooraq is of the view that its share price does not vary in accordance with the loss per share statistic but rather Anooraq share prices vary with the price of the underlying market for platinum group metals, the outlook for these metals and the Company’s projects.

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

During fiscal 2004, the Company changed its year end from October 31 to December 31, 2004. Accordingly, the fiscal period ended December 31, 2005 is for the twelve month period ended December 31, 2005. Reference to fiscal periods 2004 and 2003 relate to the fourteen month period ending December 31, 2004 and the twelve month period ending October 31, 2003, respectively.

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

A.      Operating Results

Fiscal 2005 Compared to Fiscal 2004

As stated above, the Company’s fiscal year 2005 is the 12-month period ended December 31, 2005, while the Company fiscal year 2004 is the 14-month period ended December 31, 2004.

Revenue from interest decreased from $485,452 in fiscal 2004 to $119,779 in fiscal 2005. Total loss for the 2004 fiscal year was $13.0 million as compared to $12.3 million in fiscal 2005.

Current assets decreased from the previous year by $10,628,095 and similarly, working capital decreased from the previous year by $9,593,858 as a result of decreased cash balances on hand, primarily because of expenditures on exploration and administration incurred in South Africa. Current liabilities decreased from the previous year by $1,034,237.

The loss for the year ended December 31, 2005 was $12,303,801 compared to a loss of $13,027,264 for the fourteen months ended December 31, 2004. This decrease primarily resulted from lower exploration expenses incurred in the year ended December 31, 2005 compared to the fourteen months ended December 31, 2004. These decreases were however offset by the increased expense of maintaining an office in South Africa, as well as stock-based compensation expense related to stock option grants in May 2005 and September 2005. The Company recorded a loss of $0.08 per share for the year ended December 31, 2005, compared to a loss of $0.18 per share for the fourteen months ended December 31, 2004.

Exploration expenses for the year ended December 31, 2005 amounted to $5,240,321 in comparison to $7,860,266 spent for the fourteen months ended December 31, 2004. The exploration expenses for the year ended December 31, 2005 were mainly incurred on the Boikgantsho project, planning and development of a technical report on the Ga-Phasha project, and the Kwanda and Thusong exploration programs. The Boikgantsho drilling program that began in January 2004 continued into 2005, resulting in significant increases in drilling, engineering, and geological and consulting expenses. Drilling costs amounted to $2,205,330 spent for the year ended December 31, 2005 compared to $2,972,042 spent for the fourteen months ended December 31, 2004. Assays and analysis expenditures amounted to $1,133,408 spent for the year ended December 31, 2005 in comparison to $1,550,516 expended for the fourteen months ended December 31, 2004. Geological and consulting costs for the year ended 2005 were $759,335 compared to $1,022,430 spent for the fourteen months ended December 31, 2004. Engineering costs decreased to $538,169 from $881,777 incurred for the fourteen months ended December 31, 2004. The cost of site activities was $277,199 compared to $484,920 spent for the fourteen months ended December 31, 2004. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the drilling program.

Legal, accounting and audit expenses for the year ended December 31, 2005 amounted to $474,422 in comparison to $479,731 for the fourteen months ended December 31, 2004. Office and administration for the year ended December 31, 2005 amounted to $551,278 in comparison to $457,571 spent for the fourteen months ended December 31, 2004; this increase is largely due to the establishment of an office in South Africa. Conference and travel costs of $646,992 were incurred during the year ended December 31, 2005 in comparison to the $486,481 incurred during for the fourteen months ended December 31, 2004 and is primarily related to the increased travel activity related to Anooraq board meetings and work rotation of the project engineers. Consulting costs increased to $965,720 in comparison to $536,216 spent for the fourteen months ended December 31, 2005 largely due to increased corporate, financial and advisory services. Salaries and benefits increased to $1,659,465 from $834,223 spent for the fourteen months ended December 31, 2004, largely due to integration of senior management personnel from

Pelawan and Anooraq. Trust and filing expenses for the year ended December 31, 2005 amounted to $85,254 in comparison to the $159,633 incurred for the fourteen months ended December 31, 2004.

HDI of Vancouver, British Columbia, is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. In fiscal 2005, Anooraq incurred costs of $1,297,159 from HDI, compared to $1,512,441 in the fiscal 2004. Pelawan is a private South African Black Economic Empowerment company which is a significant shareholder of the Company and which has certain directors in common with the Company. During the year ended December 31, 2005, the Company paid or accrued $658,035 (fourteen months ended December 31, 2004 – $745,438) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company.

Fiscal 2004 Compared to Fiscal 2003

As stated above, the Company’s fiscal year 2004 is the 14-month period ended December 31, 2004, while the Company’s fiscal year 2003 is the 12-month period ended October 31, 2003.

Revenue from interest increased from $46,060 in fiscal 2003 to $485,452 in fiscal 2004. Total loss for the 2003 fiscal year was $3.8 million as compared to $13.0 million in fiscal 2004.

Current assets increased from the previous year by $10,112,924 and similarly, working capital increased from the previous year by $9,067,468 as a result of increased cash balances on hand, primarily because of the Company's $20 million equity financing in December 2003. The $1,045,456 increase in current liabilities is primarily related to the invoices and payments owed due to the closing of the transaction with Pelawan (see Item 4A2 – "Summary Corporate History and Intercorporate Relationships").

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

HDI of Vancouver, British Columbia, is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. In fiscal 2004, Anooraq incurred costs of $1,512,441 from HDI, compared to $1,281,758 in the fiscal 2003. Pelawan is a private South African Black Economic Empowerment company which is a significant shareholder of the Company and which has certain directors in common with the Company. During the period from Pelawan becoming a significant shareholder of the Company (September 29, 2004) to December 31, 2004, the Company paid $745,438 (2003 – $nil) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company.

B.      Liquidity and Capital Resources

Overview and Recent Events

Historically Anooraq's sole source of funding has been the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Current for fiscal 2005, Anooraq also issued common share capital in each of the last few years pursuant to private placement financings. Anooraq has no assurance of continued access to significant equity funding.

Fiscal 2005 Compared with Fiscal 2004

At December 31, 2005, the Company had working capital of approximately $4.8 million as compared to $14.4 million at the end of the 2004 fiscal year, and the estimated cash position at June 30, 2006 was $2.7 million.

Anooraq's sources of capital are primarily equity and debt investors. The Company's access to capital sources is dependant upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing could result in significant delays of exploration programs and a substantial curtailment of operations. The Company's cash resources at June 30, 2006 are not sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of the year 2006. However, future programs may be deferred and operations curtailed if additional funding is not secured, and the Company anticipates being able to raise the necessary financing through equity or debt financing or a combination thereof. Any issuance of additional shares of the Company may have a depressing effect on the market for the Company’s shares. See Item 3D – “Risk Factors – Significent Potential Equity Dilution”.

The Company had 148,220,407 common shares outstanding at December 31, 2005. As the Company chooses to proceed on its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

The Company has no capital lease obligations, operating leases or any other long term debt.

Fiscal 2004 Compared with Fiscal 2003

At December 31, 2004, the Company had working capital of approximately $14.4 million as compared to $5.1 million at the end of the 2003 fiscal year. The Company had 148,020,407 common shares outstanding at December 31, 2004 as compared to 40,164,172 common shares outstanding as of October 31, 2003.

On December 24, 2003, the Company completed a private placement financing for gross proceeds of $20 million. Proceeds are being used for general working capital purposes and to facilitate the advancement of Anooraq's PGM-nickel projects in South Africa.

In May 2003, Anooraq completed a private placement consisting of 1.4 million common shares of the Company at a price of $0.52 per share for net proceeds of $728,000. In late July 2003, Anooraq received gross proceeds of $3.15 million from the exercise of 4.5 million share purchase warrants.

Financial Instruments

Anooraq keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds in excess of Anooraq's immediate needs are invested in short term near-cash investments pending the need for the funds.

Material Commitments for Capital Expenditures

At December 31, 2005 and June 30, 2006, the Company had no material commitments for capital expenditures.

C.      Research and Development, Patents and Licenses, etc.

Anooraq is a resource-expenditure based corporation and, accordingly, does not have a program of intellectual property development or patenting or licensing issues.

D.      Trend Information

As a natural resource exploration company, Anooraq's activities reflect the more cyclical nature of metals prices.

Average prices for most base and precious metals increased in 2005 from the previous year, and have continued to increase in 2006. The average price for platinum in 2004 was US$846/oz, compared to US$693/oz in 2003. Prices have averaged US$866/oz in 2005. Palladium prices averaged US$231/oz in 2004, compared to US$202/oz in 2003, and have declined in 2005 to average approximately US$192/oz. The average price of gold in 2004 was US$410/oz, compared to US$364/oz in 2003. The price of gold has averaged approximately US$428/oz over the first half of 2005.

Nickel prices averaged US$6.29/lb in 2004, compared to US$4.38/lb in 2003. Nickel prices have continued to be strong in 2005, averaging US$7.25/lb over the first half of the year. Copper prices averaged US$1.30/lb in 2004, compared to US$0.81/lb in 2003, and have averaged US$1.50/lb to the end of June 2005.

E.      Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.      Tabular Disclosure Of Contractual Obligations

As at fiscal year end December 31, 2005, the Company had the following contractual obligations:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations (Office Lease)	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

G.      Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

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
Director and Executive Director, Investor Relations of Anooraq
Gauteng, South Africa

Jeffrey R. MASON	n/a
Chief Financial Officer and Secretary of Anooraq
British Columbia, Canada

Popo S. MOLEFE	Since September 2004
Director and Co-Chairman of Anooraq
North West Province, South Africa

A.H.C. Harold MOTAUNG	Since September 2004
Director and Chief Operating Officer of Anooraq
Gauteng, South Africa

Tumelo M. MOTSISI	Since September 2004
Deputy Chief Executive Officer, and Managing Director of Anooraq
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

Additional details including the principal occupation for the past five years of the above directors are as follows:

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services. See "Management Contracts" below for information about Hunter Dickinson Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Co-Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a

Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration -Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	December 2005
Great Basin Gold Ltd.	Director	May 1986	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B.Comm., CA

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Mr. Elliott also serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2003
	President	May 2002	June 2004

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
Homestake Mining Company	Vice President, General Counsel, and Corporate Secretary	September 1992	December 2001

PHUMZILE LANGENI – Director

Phumzile Langeni is currently a director of Anooraq and is responsible for investor relations and communication.

Prior to joining Anooraq, she was an executive director of BJM Securities; a subsidiary of SA listed BJM Holdings. BJM Securities is South Africa's largest independent stock broking firm with a presence in the major financial hubs of the world -London, New York and Edinburgh.

Prior to a transaction concluded between BJM Holdings and Mazwai Securities, she was one of the founding members and executive director of Mazwai Securities. She started her career at Real Africa Durolink (RAD) Securities as a trainee dealer in money market instruments, bonds and equities before making her home in equities. She later practiced as an equity sales trader for both local and foreign institutions, and went on to serve as a director on the board. After a stint as a businesswoman, she joined Standard Equities as an equity sales trader servicing domestic institutions.

She was schooled at Durban Girls' College, and received her B.Comm. (Accounting) degree at the University of Natal, Durban. She completed the JSE Stock broking course at Wits University, where she attained top marks in 1996. She is a fellow of the South African Institute of Stockbrokers and a member of the Association of Black Security and Investment Professionals (ABSIP).

Miss Langeni is JSE Securities representative on the Securities Regulation Panel (SRP), where she serves as a member. She is a non-executive director of two Top 40 listed companies, transport giant Imperial Holdings and retail group Massmart Holdings.

She is a columnist for South Africa's largest Sunday newspaper the City Press, and her opinion as an expert in the field of investments can be heard on both the radio and television. Miss Langeni has presented to local and international audiences, and has had articles on Black Economic Empowerment published. Passionate about 'demystifying' the stock exchange, she was instrumental in the formation of the People's Bank/Sowetan Investor Education and Savings Program.

During the past five years, Ms. Langeni is, or has been, a director of the following public companies.

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present

JEFFREY MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present

Company	Positions Held	From	To
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	June 1998	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

POPO MOLEFE, PhD. – Co-Chairman of the Board and Director

Dr. Molefe is a South African citizen. In 2004 he completed his second successful term as the Premier of the Northwest Province in April 2004. He is a member of the National Executive Committee of the African National Congress (“ANC”). He was awarded the Harvard University Certificate in Conflict Resolution and has diplomas in leadership from the Wharton School of Business and the Harvard JFK School of Governance. Over the last ten years Dr Molefe has been instrumental in facilitating the development of businesses in the Northwest Province, particularly in the mining and tourism sector. He, therefore, brings a depth of leadership experience to Anooraq. Dr Molefe is the chairperson of Xantium Technology Holdings, PetroSA and Armscor. He is also the chancellor of the Northwest University. Dr. Molefe’s is not a director of any other public companies.

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

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited.

TUMELO MOTSISI, BA, LLM, MBA – Deputy CEO/ Managing Director

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

SIPHO NKOSI, B.Comm, MBA – Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of and is currently Chief Executive Officer of Eyesizwe Coal (Pty) Ltd ("Eyesizwe), that is one of the country's largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

Mr. Nkosi is an independent director of the following HDI public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Great Basin Gold Ltd.	Director	August 2003	Present

RIZELLE SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape. Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd. She is a co-founder and executive director of African Footprint Investment Holdings (Pty) Ltd (hereafter referred to as AFIH (Pty) Ltd), an investment holding company that is wholly black women owned and managed. Ms Sampson represents AFIH (Pty) Ltd on the boards of Tellumat (Pty) Ltd, BD Sarens (Pty) Ltd and Lefatshe Technologies (Pty) Ltd. She is also a member of the Sentech Educational Fund Advisory Board and the board of the National Electronic Institute of South Africa (Nemisa). Ms. Sampson is not a director of any other public companies.

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	December 2004	Present

RONALD THIESSEN, CA – Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

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

During Anooraq’s financial year ended December 31, 2005, the aggregate cash compensation paid or payable by Anooraq or its consolidated subsidiaries to its directors and senior officers, was $1,162,298.

The following table provides a summary of compensation earned by Named Executive Officers during each of the last three financial years:

Summary Compensation Table

NEO Name and Principal Position	Year (1)	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensat ion ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald Thiessen President and Chief Executive Officer	2005 2004 2003	98,473 62,095 62,336	Nil Nil Nil	Nil 5,400 Nil	120,000 Nil 216,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Tumelo Motsisi Deputy CEO and Managing Director	2005 2004 2003	235,000 81,520 Nil	80,000 10,486 Nil	Nil 1,200 Nil	525,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey Mason Secretary and Chief Financial Officer	2005 2004 2003	61,840 46,848 51,258	Nil Nil Nil	Nil 2,800 Nil	120,000 Nil 216,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Harold Motaung Chief Operating Officer	2005 2004 2003	235,000 81,520 Nil	80,000 10,486 Nil	Nil 1,200 Nil	525,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Phumzile Langeni VP Investor Relations	2005 2004 2003	195,000 17,245 Nil	25,000 Nil Nil	Nil 1,200 Nil	250,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Joel Kesler VP Legal	2005 2004 2003	205,000 Nil Nil	25,000 Nil Nil	Nil Nil Nil	525,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)       The fiscal years presented are as follows: 12 months ended December 31, 2005, 14 months ended December 31, 2004, and 12 months ended October 31, 2003.

Each director of the Company who is an independent director (namely Messrs. Kirk, Elliott, Molefe and Nkosi) is paid an annual director’s fee of $35,000 plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairperson. Executive officers do not receive additional compensation for serving as directors. Dr. Molefe received additional consulting fees amounting to $10,225 in January 2005.

Long-Term Incentive Plans Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer (“NEO”), or any other officer or director of the Company, during the most recently completed financial year.

Stock Options and SARs

As used in this Annual Report, "options" includes all options, share purchase warrants and rights granted by the Company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options include any grants made to a NEO, or any other officer or director of the Company, by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company. The Company's Stock Option Plan provides that options may be granted to certain persons providing services to the Company, including directors, officers and employees. For additional details concerning the Company's Stock Option Plan see Item 6E – "Share Ownership", below.

A stock appreciation right ("SAR") is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s Common Shares.

The share options exercised by the NEOs, or any other officer or director of the Company, during the financial year ended December 31, 2005 and the values of such options at the end of such year were as follows:

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

NAMED EXECUTIVE OFFICERS	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Ronald Thiessen	Nil	Nil	120,000 / 0	0 / 0
Tumelo Motsisi	Nil	Nil	525,000 / 0	0 / 0
Harold Motaung	Nil	Nil	525,000 / 0	0 / 0
Jeffrey Mason	Nil	Nil	120,000 / 0	0 / 0
Phumzile Langeni	Nil	Nil	250,000 / 0	0 / 0
Joel Kesler	Nil	Nil	525,000 / 0	0 / 0

No share options were repriced on behalf of the NEOs, or any other officer or director of the Company, during the financial year ended December 31, 2005.

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

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to any of the NEOs, or any other officer or director of the Company, resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the NEOs, or any other officer or director of the Company, responsibilities following a change in control.

Other

Other than the foregoing, the aggregate value of other compensation (including benefits) paid by the Company and its subsidiaries to directors and officers of the Company did not exceed the lesser of $10,000 times the number of directors and officers and 10% of the cash compensation paid to executive officers during the financial period ended December 31, 2005.

C.       Board Practices

All directors except Wayne Kirk (who was appointed to the Board of Directors in July 2005) were reelected at the June 17, 2005 annual general meeting and all directors have a term of office expiring at the next annual general meeting of Anooraq, to be held in June 2006. All officers have a term of office lasting until their removal or replacement by the Board of Directors. For details of the period during which such directors and officers of the Company have served as such, see Item 6A – "Directors and Senior Management", above.

There are no arrangements under which directors were compensated by Anooraq and its subsidiaries during the financial year ended December 31, 2005 for their services in their capacity as directors and consultants except as herein disclosed. For the fiscal period ended December 31, 2005, Anooraq compensated its directors directly and indirectly for services by paying them an aggregate of $1,162,298, excluding the amount paid to Mr. David Copeland (a former director)'s private companies, CEC Engineering Ltd. Anooraq paid $166,662 to the private engineering company owned by David J. Copeland for engineering and geological services provided during the year.

On May 2, 2005, an aggregate of 2,180,000 incentive options to purchase shares were granted to the directors at an exercise price of $1.40 per share. (see Item 6B – "Compensation", above)

The Audit Committee is currently comprised of Messrs. Elliott, Molefe, and Kirk, all of whom are independent and unrelated directors. Messrs. Elliott and Kirk were appointed to the audit committee on July 15, 2005 replacing Messrs. Cousens and Nkosi. The audit committee is elected annually by the directors of Anooraq at the first meeting of the board held after Anooraq's annual general meeting. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

The Compensation Committee is currently comprised of Messrs. Elliott and Kirk, both of whom are independent and unrelated directors). At the time of this report a third independent and unrelated South African director has not been appointed. The Compensation Committee is elected annually by the directors of Anooraq at the first meeting of the board held after Anooraq's annual general meeting. Its primary function is to assist the Board in monitoring, reviewing and approving the Company's compensation practices and administering the Company's share compensation plans. The Compensation Committee is also responsible for recommending to the Board candidates for senior executive positions.

D.       Employees

During the fiscal quarter ended June 30, 2005, all employees of Pelawan were transferred from Pelawan, as their work was essentially solely related to the affairs of Anooraq. Previously, Anooraq had no employees, and contracted staff on an as-need basis. Anooraq’s functions are primarily administered through Hunter Dickinson Inc. (see Item 7). Hunter Dickinson Inc. currently employees approx. 100 employees.

E.       Share Ownership

a)       Shares

As at June 30, 2006 the directors and officers of Anooraq and their affiliate, as a group, beneficially own directly or indirectly, or exercise control or direction over an aggregate of [including 83.3m held in trust] 103,936,062 common shares (approximately 70% of all outstanding shares) and held options and warrants to acquire an additional 2,740,000 common shares. To the knowledge of the directors and officers of Anooraq, as at such date, there were no persons exclusive of directors and officers holding more than 10% of the issued common shares.

b)       Options

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the "Stock Option Plan"). The Stock Option Plan was originally approved by shareholders at the Company's annual general meeting held on April 21, 1998. A resolution increasing the number of shares available for issuance under the Plan was approved by shareholders on April 23, 2003 and further resolutions authorizing the number of shares available for issuance under the Plan were approved by the Shareholders on May 21, 2004 and June 17, 2005. Under the Stock Option Plan, which is dated for reference May 21, 2004, a total of 18,300,000 common shares are reserved for share incentive options to be granted at the discretion of Anooraq's Board of Directors to eligible optionees (the "Optionees"). As of June 30, 2006, an aggregate of 18,300,000 share incentive options are available under the Plan of which 4,568,200 options were outstanding, 4,846,800 options had been exercised, and 8,885,000 share incentive options remain available for issuance to future Optionees.

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

As at June 30, 2006, an aggregate of 4,568,200 common shares of the Company have been reserved for issuance pursuant to the following employee, director, executive officer and service provider stock options:

Incentive options

Optionholder Status	Date of Grant	Expiry Date	Date	of Shares
Directors and Officers of the	May 2, 2005	December 17, 2010	$1.40	2,180,000
Company and its
Subsidiaries
				2,180,000

Employees and Consultants	May 26, 2004	October 26, 2006	$1.95	335,000
	June 10, 2004	October 26, 2006	$2.00	35,000
	July 27, 2004	October 26, 2006	$1.64	200,000
	May 2, 2005	December 14, 2007	$1.40	408,200
	May 2, 2005	December 17, 2010	$1.40	885,000
	September 22, 2005	September 28, 2007	$1.40	425,000
	September 22, 2005	July 01, 2007	$0.95	100,000
				2,388,200

In the 12 month financial year ended December 31, 2005, 200,000 options were exercised with proceeds of $157,500 at an average price of $0.79 per share.

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

As at June 30, 2006, to the knowledge of the directors and executive officers of Anooraq, the only persons who beneficially own, directly or indirectly, or control or direct, five percent (5%) or more of the issued and outstanding Anooraq Shares are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee (1) Pelawan Investments (Proprietary) Limited, as Beneficiary 82 Maude Street Sandton, South Africa	83,300,000	56.2%
Mr Tumelo M. Motsisi (2) 138 West Street, 4th Floor Sandton, South Africa	9,996,000 (Part of the 83,300,000 shown above, see note 2 below)	6.7%
The Canadian Depository for Securities Limited ("CDS") (3) 25 The Esplanade PO Box 1038 Stn A Toronto, ON M5W 1G5	59,408,205	40%

(1)

These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in "The Acquisition – Description of Lockup Arrangements for Consideration Shares" in the August 2004 Circular (available at the British Columbia Securities Commission or at the website www.sedi.ca as described above.

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

As of June 30, 2006, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

	Number of registered
	shareholders of	Number of	Percentage of
Location	record	shares	total shares
Canada	41	144,316,302	97.4%
United States	30	3,887,005	2.62%
Other	2	17,100	0.01%
	73	148,220,407

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.       Related Party Transactions

To the knowledge of management of Anooraq, no insider or nominee for election as a director of Anooraq had any interest in any material transaction during the twelve months ended December 31, 2005 or has any interest in any material transaction in the current year except as herein disclosed.

			Fourteen
		Year ended	months ended	Year ended
	Note	December 31	December 31	December 31
Services rendered by	ref	2005	2004	2003
Hunter Dickinson Inc.	(a)	$1,297,159	$1,512,441	$1,281,758
Hunter Dickinson Group Inc.	(b)	9,600	17,360	28,722
Pelawan Investments (Proprietary) Limited	(c)	658,035	745,438	–
CEC Engineering Ltd.	(d)	166,662	135,104	166,969

		As at	As at
		December 31	December 31
Related party balances receivable (payable)		2005	2004
Hunter Dickinson Inc.	(a)	$233,205	$24,195
CEC Engineering Ltd.	(d)	(48,506)	24,118
Pelawan Investments (Proprietary) Limited	(c)	–	44,080
Tecnicos HD de Mexico SA de CV	(a)	–	(58,933)
Servicios HD de Mexico SA de CV	(a)	–	97,649

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Anooraq. HDI and its wholly owned subsidiaries, including Tecnicos HD de Mexico SA de CV and Servicios HD de Mexico SA de CV have certain directors in common with the Company, and provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The balances receivable from (payable to) HDI and its subsidiaries have resulted from advances against future work, services, or cost reimbursements, or from HDI providing periodic short-term working capital advances to the Company.

(b)

Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common with the Company that provides consulting services to, and incurs costs on behalf of, the Company, at market rates.

(c)

Pelawan is a private South African BEE company which is a significant shareholder of the Company and which has certain directors in common with the Company. Pelawan became a majority shareholder on September 29, 2004. During the year ended December 31, 2005, the Company paid or accrued $658,035 (fourteen months ended December 31, 2004 – $745,438) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company.

(d)

During the year ended December 31, 2005, the Company paid or accrued $166,662 (fourteen months ended December 31, 2004 – $135,104 to CEC Engineering Ltd ("CEC"), a private company owned by a former director, for engineering and project management services at market rates.

(e)

Micawber is a private South African corporation which is owned 50% by Anglo Platinum and 50% by the Company; hence it is a related party. The Company accounts for its investment in Micawber using the equity method.

Directors and officers of Anooraq may from time to time serve as directors of and have an interest, either directly or indirectly, in other companies involved in natural resource exploration and development. As a result, a director of Anooraq may be presented, from time to time, with situations which give rise to an apparent conflict of interest. On any conflict situation, a director may abstain from voting on resolutions of the Board of Directors that evoke such conflict in order to have the matter resolved by an independent Board, or the situation may be presented to the shareholders of Anooraq for ratification. In any event, the directors of Anooraq must, in accordance with the laws of British Columbia, act honestly and in good faith and in the best interests of Anooraq, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Anooraq.

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

HDI provides management services to Anooraq, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration and mining companies (one of which is the Company) and is managed by persons who include directors of the Company.

HDI is one of the largest independent mining exploration groups in North America and as of June 30, 2006, employed or retained on a substantially full-time basis, 23 geoscientists, including seven with advanced degrees (two PhD’s and five M.Sc’s), eight professional geologists (PGeo), and four professional engineers (PEng); six engineers, including four mining engineers and one civil engineer, all with professional engineer designations; one professional agrologist, one biologist (MSc); 11 accountants (including six Chartered Accountants, one CMA and two CGAs) and 28 administrative and support personnel.

HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico and South Africa. HDI allocates the cost of staff input into projects, such as the Company's projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers.

The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company. However, a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice. HDI is managed by the directors of the Company, who are generally the controlling directors of the other corporate participants in the arrangements with HDI.

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

B.       Significant Changes

There have been no significant changes to the business of Anooraq since December 31, 2005.

ITEM 9 THE OFFER AND LISTING

A.       Offer and Listing Details

High and Low Market Prices

	TSXV Exchange		OTCBB: ARQQRF
	ARQ		and AMEX: ANO
	High	Low	High	Low
	C$	C$	US$	US$

Annual
2006 (to June 30, 2006)	1.46	0.81	1.29	0.72
2005	1.57	0.74	1.35	0.64
2004	4.18	1.25	3.18	1.01
2003	2.20	0.40	1.65	0.28
2002	1.01	0.41	1.01	0.28
2001	0.82	0.42	0.53	0.32

By Quarter
Calendar 2003
First Quarter	0.66	0.43	0.43	0.17
Second Quarter	0.75	0.53	0.50	0.35
Third Quarter	0.74	0.40	0.53	0.29
Fourth Quarter	2.20	0.66	1.65	0.62

Calendar 2004
First Quarter	4.18	1.60	3.18	1.23
Second Quarter	3.50	1.63	2.68	1.19
Third Quarter	2.70	1.55	2.00	1.11
Fourth Quarter	2.04	1.55	1.68	1.19

Calendar 2005
First Quarter	1.57	1.21	1.35	1.00
Second Quarter	1.33	0.84	1.09	0.75
Third Quarter	1.20	0.85	0.99	0.71
Fourth Quarter	0.97	0.74	0.83	0.64

Calendar 2006
First Quarter	1.25	0.83	1.08	0.72
Second Quarter	1.46	0.81	1.29	0.73

Monthly
January 2006	1.21	0.83	1.08	0.72
February 2006	1.20	0.89	1.05	0.78
March 2006	1.46	1.05	1.27	0.93
April 2006	1.46	1.17	1.29	1.03
May 2006	1.34	0.96	1.24	0.85
June 2006	1.01	0.81	0.92	0.73

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

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share provided that the share is not "taxable Canadian property" to the holder thereof. If the Common Shares are listed on a prescribed stock exchange, which currently includes the American Stock Exchange, a Common Share generally will not be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had an interest or option in respect of, 25% or more of Anooraq's issued shares of any class or series.

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

Under current Treasury Regulations, dividends paid on Anooraq's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Anooraq's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Anooraq may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-

for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Anooraq will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Anooraq should consult their own tax advisors regarding their individual circumstances.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Anooraq appears to have been a PFIC for the fiscal year ended December 31, 2005, and at least certain prior fiscal years and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Anooraq is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Anooraq, Suite 1020 –800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Anooraq at 604-684-6365, attention Shirley Main. Copies of Anooraq's financial statements and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR at www.sedar.com.

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

(a)       Exchange Rate Sensitivity

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African rand. In addition, the Company has cash and certain liabilities denominated in South African rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

(b)       Exchange Controls

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

(c)       Interest Rate Risk

Anooraq is equity financed and does not have any debt which is subject to interest rate change risks.

(d)       Commodity Price Risk

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

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2005, being the date of the Company's most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, Ronald W. Thiessen, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

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

During the Company's most recently completed fiscal year ended December 31, 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

ITEM 16 RESERVED

Item 16A.       Audit Committee Financial Expert

Composition of the Audit Committee

As at June 30, 2006, the members of the Audit Committee of the Company are Popo S. Molefe, Wayne Kirk and David Elliott, all of whom are financially literate and all of whom are "independent". To July 4, 2005, Scott Cousens, who is not independent, had temporarily been appointed to the Audit Committee pursuant to the exemption in section 3.5 of Canadian Multilateral Instrument 52-110 Audit Committees, pending the appointment of a David Elliott, an independent director, to the Audit Committee. The rationale for the appointment of Scott Cousens to the Audit Committee on a temporary basis was the resignation of Walter Segsworth (a former member of the Audit Committee) from the board of directors, and the absence of another director who was both independent and financially literate.

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

Mr Kirk is a retired California State Attorney and Professional Consultant. Mr Kirk has over 35 years professional experience and over 9 years senior executive experience in the mining industry, serving as Vice President, General Counsel and Corporate Secretary of Homestake Mining Company.

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

Item 16B.       Code of Ethics

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics was filed as an exhibit to the Annual Report on Form 20-F filed in May 2004.

Item 16C.       Principal Accountant Fees and Services

The following table presents the aggregate fees for professional services and other services rendered by KPMG LLP to the Company in 2005. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table:

Nature of Services	Fees paid to auditor in year ended December 31, 2005.	Fees paid to auditor in 14-month fiscal year ended December 31, 2004.
Audit Fees (1)	$ 95,000	$ 60,480
Audit-Related Fees (2)	$ 15,000	Nil
Tax Fees (3)	$ 4,500	$ 16,000
All Other Fees (4)	Nil	Nil
Total	$ 114,500	$ 76,480

Notes:

1.

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.	"All Other Fees" include all other non-audit services.

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

Item 16D.       Exemptions from Listing Standards for Audit Committees

Not applicable.

Item 16E.       Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.

Report of the Independent Registered Public Accounting Firm (KPMG LLP) on the consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit, and cash flows for the year ended December 31, 2005 and fourteen month period ended December 31, 2004.

2.

Report of the Independent Registered Public Accounting Firm (De Visser Gray, Chartered Accountants) on the consolidated balance sheets as at October 31, 2003 and 2002 and the consolidated statements of operations and deficit, and cash flows for the years ended October 31, 2003 and 2002.

3.	Consolidated balance sheets as at December 31, 2005, and 2004;

4.	Consolidated statements of operations and deficit for the year ended December 31, 2005, the fourteen months ended December 31, 2004 and year ended October 31, 2003;

5.	Consolidated statements of cash flows for the periods referred to in (4) above;

6.	Notes to the consolidated financial statements;

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

99.1

Consolidated balance sheets as at December 31, 2005 and 2004; consolidated statements of operations and deficit, and cash flows for the year ended December 31, 2005, and the fourteen months ended December 31, 2004 and year ended October 31, 2003, together with Report of Independent Public Accounting Firm thereon;

99.2

Consolidated balance sheets as at December 31, 2003 and 2002; consolidated statements of operations and deficit, and cash flows for two months ended December 31, 2003 and 2002, together with Report of Independent Public Accounting Firm thereon;

SIGNATURES

Anooraq hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANOORAQ RESOURCES CORPORATION

Per:

/s/ Jeffrey R. Mason
     JEFFREY R. MASON
     Chief Financial Officer, and Secretary

DATED:          July 7, 2006