Form 20-F/A
period 2005-12-31
ANOORAQ RESOURCES CORP
filed 2006-07-18
CIK 1028277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No.1

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

NOT APPLICABLE

EXPLANATORY NOTE

Explanation of amendment on Anooraq Resources Corporation Annual Report on Form 20-F/A Amendment No.1 for the fiscal year ended December 31, 2005:

On the consolidated statement of operations for the two-month period ended December 31, 2003 filed as Exhibit 99.2, cash provided by changes in amounts receivable was amended to $8,130 from $264,130, as previously disclosed.

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