Form 20-F
period 2006-12-31
ANOORAQ RESOURCES CORP
filed 2007-07-16
CIK 1028277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2006

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

Number of outstanding shares of Registrant’s only class of common as of December 31, 2006:
148,220,407 Common Shares
and the number of outstanding common shares as of July 3, 2007 is 184,634,907

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405
Yes [   ]                             No  [X]

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]                             No  [X]

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 126-2 of the
Exchange Act. (check one):

Large accelerated Filer  [   ]            Accelerated Filer  [   ]        Non-accelerated Filer  [X]

Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17   [X]            tem 18  [   ]

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in
Rule 126-2 of the Exchange Act.

Yes [   ]                             No  [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by
Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

CURRENCY AND EXCHANGE RATES

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian Dollars. On July 3, 2007, the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$1.0596 (see Item 3 – "Key Information" for further historical exchange rate information).

T A B L E    O F    C O N T E N T S

PART 1

In this Annual Report on Form 20-F, all references to the "Company" or to "Anooraq" refer to Anooraq Resources Corporation and its subsidiaries, unless the context clearly otherwise requires. Certain terms used herein are defined in the text and others are included in this glossary of terms.

Anooraq uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. On July 3, 2007 the Federal Reserve noon rate for Canadian dollars was US$1.00 to Cdn$1.0596. See also Item 3 - "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of July 3, 2007 and all information included in this document should only be considered correct as of such date.

References to this "Annual Report" are references to this Annual Report on Form 20-F for the fiscal period ended December 31, 2006.

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

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Anglo Platinum	Anglo American Platinum Corporation Limited, a public company incorporated under the laws of South Africa.
August 2004 Circular	The management information circular dated August 11, 2004 in respect of the extraordinary general meeting of the Company held on September 10, 2004, available on SEDAR at www.sedar.com.
AMEX	The American Stock Exchange.
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

Charter	The Broad Based Socio-Economic Empowerment Charter for the South African mining industry released in October 2002 and formally published in August 2004.
DME	South Africa’s Department of Minerals and Energy.
Ga-Phasha Project	The Ga-Phasha PGM Project, a joint venture with Anglo Platinum located on the Eastern Limb of the Bushveld Complex in South Africa.
HDI	Hunter Dickinson Inc., a corporation incorporated under the laws of Canada which is a related party to Anooraq.
HDP	Historically Disadvantaged Persons, being South Africans (and entities controlled by them) who suffered under the discriminatory practices of the system of apartheid.
Micawber	Micawber 277 (Proprietary) Limited, a private company incorporated under the laws of South Africa and which holds the mineral title in respect of the Ga-Phasha Project.
Mineral Development Act	The Mineral and Petroleum Resources Development Act, 2002 (South Africa).
Pelawan	Pelawan Investments (Proprietary) Limited, a private company incorporated under the laws of South Africa.
Pelawan RTO Share Exchange Agreement	The Share Exchange Agreement between Pelawan and Anooraq made as of January 21, 2004 and as amended from time to time.
Pelawan RTO Shareholders Agreement	The Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004.
Pelawan Trust

The trust established in accordance with a Trust Deed dated September 2, 2004, the present trustees of which are Deneys Reitz Trustees (Proprietary) Limited, Tumelo Moathlodi Motsisi and Asna Chris Harold Motaung.

PGM

Platinum Group Metals include platinum, palladium, rhodium and others. PGM are generally accompanied by gold so in this report, 3PGM means platinum, palladium and gold and 4PGM means platinum, palladium, rhodium and gold.

Plateau	Plateau Resources (Proprietary) Limited, a corporation incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Anooraq.
Platreef Properties

The Platreef PGM properties located on the Northern Limb of the Bushveld Complex in South Africa, which includes the Kwanda JV, the Boikgantsho JV, and Rietfontein projects, and the Central Block properties.

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

Resource Category (Classification) Definitions

mineral reserve

Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") defines a “Mineral Reserve” as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral reserves are subdivided in order of increasing confidence into Probable and Proven Categories.

(1) A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

(2) A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

The Company’s annual financial statements have been audited by its current independent registered public accounting firm, KPMG LLP, Chartered Accountants for the fiscal years ended December 31, 2006, 2005 and the fourteen month fiscal year ended December 31, 2004, and by its former independent registered public accounting firm, De Visser Gray, Chartered Accountants, for each of the previous fiscal years. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 11 to the financial statements included herein provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to the Company and a reconciliation to US GAAP of the Company's financial statements.

The selected financial data is presented in Canadian dollars and in accordance with Canadian GAAP and United States GAAP.

CONSOLIDATED BALANCE SHEET DATA (in thousands of Canadian dollars)

	As at
CANADIAN GAAP	December 31,	December 31,	December 31,	December 31,	October 31,	October 31,
	2006	2005	2004	2003	2003	2002
Period End Balances				(unaudited)
Total assets	$21,829	$13,836	$24,480	$30,991	$9,857	$7,726
Total liabilities	12,853	379	1,413	179	528	92
Share capital and
contributed surplus	55,056	55,032	52,338	48,283	25,573	20,048
Deficit	(46,080)	(41,575)	(29,271)	(17,471)	(16,244)	(12,414)
Working capital	12,143	4,781	14,375	26,599	5,111	3,277
Equipment, net	73	174	198	13	17	38
Mineral property interests	8,241	8,502	8,494	4,200	4,200	4,200
Shareholders' equity	8,976	13,457	23,067	30,812	9,328	7,633

Number of shares
outstanding	148,220,407	148,220,407	148,020,407	54,009,607	40,164,172	32,148,463

US GAAP	December 31,	December 31,	December 31,	December 31,	October 31,	October 31,
	2006	2005	2004	2003	2003	2002
Period End Balances				(unaudited)
Total assets	$21,829	$13,836	$24,480	$30,991	$9,857	$7,726
Total liabilities	12,853	379	1,413	179	528	92
Share capital and
contributed surplus	55,056	55,032	52,338	48,283	25,573	20,048
Deficit	(46,080)	(41,575)	(29,271)	(17,471)	(16,244)	(12,414)
Working capital	12,143	4,781	14,375	26,599	5,111	3,277
Equipment, net	73	174	198	13	17	38
Mineral property interests	8,241	8,502	8,494	4,200	4,200	4,200
Shareholders' equity	8,976	13,457	23,067	30,812	9,328	7,633

Number of shares
outstanding	148,220,407	148,220,407	148,020,407	54,009,607	40,164,172	32,148,463

           No dividends have been declared.

CONSOLIDATED STATEMENT OF OPERATIONS DATA (in thousands of Canadian dollars)

CANADIAN GAAP				2 months
	12 months	12 months	14 months	ended	12 months	12 months
	ended	ended	ended	December 31	ended	ended
Statement of	December 31	December 31	December 31	2003	October 31	October 31
Operations Data	2006	2005	2004	(unaudited)	2003	2002
Investment and other
income	$118	$120	$486	$24	$46	$38
General and administrative
expenses	3,856	6,469	4,612	387	1,903	1,426
Exploration expenditures	767	5,955	8,901	864	1,973	976
Loss	(4,504)	(12,304)	(13,027)	(1,227)	(3,829)	(2,364)
Loss per common share	(0.03)	(0.08)	(0.18)	(0.03)	(0.11)	(0.08)

US GAAP				2 months
	12 months	12 months	14 months	ended	12 months	12 months
	ended	ended	ended	December 31	ended	ended
Statement of	December 31	December 31	December 31	2003	October 31	October 31
Operations Data	2006	2005	2004	(unaudited)	2003	2002
Investment and other
income	$118	$120	$486	$24	$46	$38
General and administrative
expenses	3,856	6,469	4,612	387	1,903	1,426
Exploration expenditures	767	5,955	8,901	864	1,973	976
Loss	(4,504)	(12,304)	(13,027)	(1,227)	(3,829)	(2,364)
Loss per common share	(0.03)	(0.08)	(0.18)	(0.03)	(0.11)	(0.08)

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

USD/CAD

	12 months	12 months	14 months	12 months	12 months
	ended	ended	ended	ended	ended
	December 31	December 31	December 31	October 31	October 31
Fiscal period ended	2006	2005	2004	2003	2002
End of Period	1.17	1.16	1.20	1.32	1.56
Average for Period	1.13	1.21	1.30	1.44	1.57
High for Period	1.17	1.27	1.38	1.54	1.62
Low for Period	1.09	1.15	1.20	1.32	1.50

The following table sets out the exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of Canadian Dollars (CAD) into South African Rand (ZAR) in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates for such periods.

CAD/ZAR

	12 months	12 months	14 months	12 months	12 months
	ended	ended	ended	ended	ended
	December 31	December 31	December 31	October 31	October 31
Fiscal period ended	2006	2005	2004	2003	2002
End of Period	0.165	0.184	0.213	0.192	0.156
Average for Period	0.169	0.191	0.202	0.181	0.147
High for Period	0.195	0.213	0.222	0.202	0.168
Low for Period	0.142	0.175	0.178	0.156	0.117

Monthly Exchange Rates

The following table sets out the high and low exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of United States Dollars ("USD") into Canadian Dollars ("CAD") in effect for the following months.

USD/CAD

	January	February	March	April	May	June
	2007	2007	2007	2007	2007	2007
Low for the period	1.1649	1.1585	1.1529	1.1067	1.0699	1.0580
High for the period	1.1824	1.1853	1.1811	1.1584	1.1135	1.0684

The following table sets out the high and low exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of Canadian Dollars ("CAD") into South African Rand ("ZAR") in effect for the following months.

CAD/ZAR

	January	February	March	April	May	June
	2007	2007	2007	2007	2007	2007
Low for the period	0.1606	0.1607	0.1570	0.1574	0.1498	0.1460
High for the period	0.1692	0.1652	0.1610	0.1620	0.1604	0.1497

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Investment in developmental stage ventures such as Anooraq is highly speculative and subject to numerous and substantial risks.

The Company faces risks in executing its business plan and achieving revenues. The following risks are material risks that the Company faces. The Company also faces the risks identified elsewhere in this AIF. If any of these risks occur, the Company’s business and its operating results and financial condition could be seriously harmed and the Company may not be able to continue business operations as a going concern.

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

No Ore

The Platreef properties and the Ga-Phasha Project are in the exploration as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. Although the Company believes that exploration data available is encouraging, particularly in respect to the Platreef and Ga-Phasha projects, there can be no assurance that commercially mineable ore bodies exist. There is no certainty that any expenditure made in the exploration of the Company’s mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company must raise substantial additional funding.

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

Mining

Mining operations generally involve a high degree of risk. Anooraq’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams which may result in environmental pollution and consequent liability which would have a material adverse effect on Anooraq’s business and results of operation and financial condition.

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

Joint Venture Risks

Anooraq holds the bulk of its assets in the form of participation interests of Plateau in joint ventures. Plateau’s interests in these projects are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Anooraq’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters. See Item 5, "The Platreef Properties – Location and Property Description - Rietfontein Block" for a discussion of a current dispute with a joint venture partner.

Title Matters

While Anooraq has no reason to believe that the existence and extent of any of its properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them. The mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company’s mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are held by Anooraq.

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

Political Risk

The principal assets of Anooraq are located in South Africa. As a result, it may be difficult for investors in Canada to enforce judgments obtained against Anooraq in Canada or the United States.

South Africa has recently undergone major constitutional changes to effect majority rule, and mineral title. Accordingly, many applicable laws are relatively new, resulting in risks such as possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Anooraq. Anooraq’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates, and inflation.

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

The price of PGM is denominated in United States dollars and, accordingly, Anooraq’s results of operations, if any, will be denominated and paid in United States dollars. In order to earn or maintain property interests, certain of Anooraq’s payments are to be made in the local currency in the jurisdiction where the applicable property is located. As a result, fluctuations in the United States dollar against the Canadian dollar and in each of those currencies against the South African Rand or the local currencies of other jurisdictions where properties of Anooraq may be located, could have a material adverse effect on Anooraq’s financial results which are denominated and reported in Canadian dollars.

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

Penny Stock Classification Could Affect the Marketability of the Company's Common Stock and Shareholders Could Find It Difficult to Sell Their Stock

The Company's stock may be subject to "penny stock" rules as defined in Securities and Exchange Act of 1934 rule 3a51-1. The Securities and Exchange Commission has adopted rules which regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares may be subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Certain of Anooraq’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies

A majority of the directors and officers of Anooraq serve as officers and/or directors of other resource exploration companies and are engaged in, and will continue to be engaged in, the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Anooraq. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to Anooraq and their duties to the other companies on whose boards they serve, the directors and officers of Anooraq expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. The success of Anooraq and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

Significant Potential Equity Dilution

As at July 3, 2007 there were 3,513,700 options of Anooraq outstanding, of which all the options were in-the-money. Furthermore, subject to the settlement agreement with Pelawan dated as of December 28, 2006, the Company has issued to Pelawan 167 million warrants. Each warrant is exercisable until December 31, 2008 and can be exercised at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98,400,000 or is undertaken pursuant to a material transaction (a “Concurrent Financing”). The exercise of the outstanding options and warrants will result in the issue by Anooraq of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Anooraq 's common shares.

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

2.            Summary Corporate History and Intercorporate Relationships

From 1996 to mid-1999, the Company’s mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African PGM project, the Platreef Properties (see Item 4D – "Further Particulars of Anooraq's Properties – The Platreef Properties"). The Company has two active Cayman Islands subsidiaries, N1C Resources Inc. ("N1C") and N2C Resources Inc. ("N2C"). These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands, and their use represents a common method for Canadian mining companies to hold foreign resource assets through outside-of-Canada corporations. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau, a private South African mining corporation purchased by Anooraq on August 28, 2001. Plateau holds the legal rights to the mineral interests ("farms") comprising the Platreef Properties.

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan, a private South African company, would combine their respective PGM assets, comprising the Company's PGM projects on the Northern and Western Limbs of the "Bushveld Complex" and Pelawan's 50% participation interest in the Ga-Phasha (previously known as "Paschaskraal") Project on the Eastern Limb of the Bushveld in the Republic of South Africa. The Ga-Phasha Project, located approximately 250 kilometres northeast of Johannesburg, has significant mineral resources outlined as well as encouraging potential. The Ga-Phasha Project consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber, a private South African corporation owned 50% by Anglo Platinum and 50% by the Company, through its wholly owned subsidiary, Plateau. The Ga-Phasha Project is a 50/50 joint venture between Anooraq's wholly owned South African subsidiary, Plateau, and Rustenburg, a wholly owned subsidiary of Anglo Platinum, governed by, among other things, a shareholders' agreement relating to Micawber entered into on September 22, 2004, (the “Shareholders Agreement”).

Pursuant to the terms of the Pelawan RTO Share Exchange Agreement, the Pelawan transaction, which was completed in September 2004 and which constitutes a reverse take over ("RTO") under the policies of the TSXV, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the "Consideration Shares") and cash payments totalling ZAR 15.7 million. The number of Consideration Shares issued took into account the potential dilutive effect of financings expected to be undertaken in the future to develop PGM mines, for example on the Ga-Phasha and the Drenthe-North Overysel deposits, such that Pelawan's ownership (initially 63%) of the issued and outstanding shares of Anooraq would remain at a certain minimum level (currently defined as 52%) on a going forward basis to maintain Anooraq as a BEE company, and consequently affording Anooraq with additional opportunities and greater flexibility under South Africa's new mining laws. Further, the dilution calculation allowed for approximately 7.9 million Consideration Shares to be sold by Pelawan during the twelve month period subsequent to the closing, all of which shares were sold by Pelawan on March 28, 2005. Of the remaining Consideration Shares, approximately 83.3 million shares (the "Lock up Shareholding") must remain held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project. Under the Mineral Development Act, and as specified in the agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52%, in order to ensure that Anooraq retains its classification as a BEE company.

The Pelawan RTO Share Exchange Agreement provides that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) took place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with such financings caused Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding allows for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally the Finalization Date was September 30, 2005 but that date, by agreement in November 2005 between Anooraq and Pelawan, was extended to December 31, 2006.

The Pelawan RTO Share Exchange Agreement further provides that, to the extent that no such dilutive financings actually took place by the Finalization Date, certain dilutive financings would be deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and, in this way, safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares would be required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the Pelawan RTO Share Exchange Agreement provided that the quantum of such deemed financings would equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies had not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Boikgantsho Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

Neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of an amending agreement between the parties, a dilutive financing totalling $98.4 million would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date to the earlier of:

(a)	the first date at which both the Drenthe-Overysel financing and the Ga-Phasha financings shall, in fact, have occurred;

(b)	any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, as defined; and

(c)	December 31, 2006.

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the Deemed Dilutive Financings contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement:

(i)

In June 2007 Anooraq issued to Pelawan 36 million common shares (“Adjustment Consideration Shares”), representing a 50% reduction in the number of shares potentially to be issued under the original RTO transaction terms. The Company received regulatory approval for the issuance of the shares after December 31, 2006.

(ii)

Anooraq issued to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”). The BEE Warrants are exercisable until December 31, 2008. The BEE Warrants can be exercised at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98,400,000 or is undertaken pursuant to a material transaction (a “Concurrent Financing”). The Company received regulatory approval for the issuance of the BEE Warrants after December 31, 2006.

(iii)

From the date of issue of the Adjustment Consideration Shares to Pelawan in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto are subject to a lock up arrangement and Pelawan is not entitled to dispose of any of these shares, save for the exemption referred to in (iv) below. After the closing date of the Concurrent Financing, the disposal of such shares shall remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO transaction (“the BEE Lock Up”).

(iv)

Anooraq has agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants, Pelawan shall, in its sole discretion, be entitled to dispose of that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

(v)	On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure, at a minimum, that Anooraq retains its status as a 52% BEE controlled company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum Limited.

In November 2006, Anooraq reached an agreement in principle with Anglo Platinum, whereby Anglo Platinum would undertake a US$10 million (ZAR70 million) funding into Anooraq. Anglo Platinum, through its subsidiary RPM, loaned ZAR 70 million to Plateau. Plateau is required to use 85% of the funding for operational expenditures on the Ga-Phasha Project. Pursuant to security agreements entered into in connection with the loan, Plateau has ceded as security, its interest in Micawber.

Pursuant to the agreement with Pelawan, nine positions on the Anooraq board were to be comprised of three independents and three appointees from each of the current boards of HDI and Pelawan. From HDI, Mr. Ronald W. Thiessen, B.Comm., CA, retained his role as President, Chief Executive Officer and Director, Scott D. Cousens assumed the position of Vice President, Capital Finance and Director, and Robert A. Dickinson, B.Sc., M.Sc., assumed the position of Co-Chairman of the Board of Directors. The three Pelawan appointed directors, two of whom have also assumed positions as officers of the Company, were: Tumelo Motsisi, B.A., LLM, MBA, Deputy Chief Executive Officer, Harold Motaung, B.Sc., MBA, Chief Operating Officer, and Rizelle M. Sampson, former Chief of Staff for the Ministry of Communications, South Africa. The independent members of the board were Popo S. Molefe, PhD., Co-Chairman of the Board of Directors, appointed by Pelawan, Walter T. Segsworth, P.Eng., who was retained on the board as a nominee of HDI, and Sipho Nkosi, B.Comm, MBA, who was jointly appointed by Pelawan and HDI.

There have been changes since that time, resulting in ten board positions. Phumzile Langeni, B.Comm., Executive Director, Investor Relations, was appointed as a member of the Anooraq board effective December 9, 2004. Ms. Langeni subsequently resigned from the Board of Directors in June 2007. Mr. Segsworth resigned from the Anooraq board effective January 4, 2005. David Elliott, B.Comm., FCA, was appointed as an independent director of the Anooraq board as of April 20, 2005, and another independent director, Wayne Kirk, LLB, was appointed to the Board in July 2005.

Pelawan Investments (South Africa)
100%
Pelawan Trust (South Africa)
Public shareholders
64.6%
35.4%
Anooraq (Canada)
100%
N1C Resources (Cayman Islands)
100%
N2C Resources (Cayman Islands)
100%
Plateau Resources (South Africa)
RPM (South Africa)
50%
50%
50%
50%
Rietfontein JV Project
Kwanda JV Project
Boikgantsho JV Project
Micawber (South Africa)
100%
Ga-Phasha JV Project

Documents incorporated by reference in this Annual Report include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Anooraq, copies of which are available on request from the offices of the Company or on SEDAR at www.sedar.com.

3.            Principal Capital Expenditures and Divestitures

The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2006, 2005, and 2004 are as follows:

Amounts Capitalized
Fiscal Year	Platreef Properties	Ga-Phasha Project
12 months ended December 31, 2006	–	–
12 months ended December 31, 2005	–	–
14 months ended December 31, 2004	–	$ 5,875,000

B.            Business Overview

1.            Anooraq's Business Strategy and Principal Activities

Anooraq is in the business of acquiring and exploring prospective mineral properties. During 2004, the Company's principal focus was exploration of a PGM prospect on the Drenthe and Witrivier farms (held through its South African subsidiary Plateau) and the northern part of the Overysel Farm (held by a subsidiary of Anglo Platinum) through the Boikgantsho Joint Venture (the "Boikgantsho JV"). The Drenthe and Witrivier farms are portions of the "Platreef Properties". The Company also acquired a 50% interest in the Ga-Phasha Project on the Eastern Limb of the Bushveld Complex in 2004, through the transaction with Pelawan (see Item 4A2 – "Summary Corporate History and Intercorporate Relationships"). The areas covered by the Boikgantsho JV and Ga-Phasha projects are of interest geologically because it is a layered mafic intrusive complex, a geological setting known to be associated with PGM deposits.

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

At the Rietfontein farm, located 25 kilometres to the south, Ivanhoe Platinum and Nickel Ltd. (previously known as African Minerals Ltd.), a private affiliate of Ivanhoe Capital Corporation, is currently carrying out exploration activities.

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

Anooraq also has interests in earlier stage exploration prospects on the Northern Limb (part of the Platreef Properties) of the Bushveld Complex.

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

The Mineral Development Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the nation, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. "Use it or lose it" principles will now apply in respect of mineral rights. Provision is made in the Minerals Act for compensation to be paid to any person who is able to establish that their property has been expropriated under the Mineral Development Act. On May 3, 2004, the DME announced that it was seeking legal advice on the implications of the Mineral Development Act in light of South Africa's international agreements. Most of the complexity of the new regime lies in the transitional provisions which deal with the conversion of so called "old order" rights to "new order" rights. Private holders of old order mineral rights have limited exclusive time periods to convert these rights to new order rights once the Mineral Development Act has come into effect. Holders of old-order mining rights in respect of which a mining authorization has been granted under the Minerals Act 1991 have until April 30, 2009 to lodge their rights for conversion into new order mineral rights. Old order mineral rights in respect of which a prospecting permit has been issued under the Minerals Act 1991 are to be converted to new order prospecting or mining rights no later than April 30, 2006. All old order rights will continue in force during the conversion period, subject to terms and conditions under which they were granted. Security of tenure will thereafter be guaranteed for a period of up to 5 years with respect to prospecting rights, and up to 30 years with respect to mining rights, subject to a rights holder's ongoing compliance with the conditions of grant.

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

New Order Mineral Tenure status of Anooraq

Anooraq has been advised that:

  the old order prospecting rights held by Plateau in relation to the Platreef Properties constitute "used" old order rights, in relation to which Plateau has until the earlier of the expiry dates of the relevant prospecting permits (which range from October 2005 to November 2006) and April 30, 2006 to apply for conversion to new order prospecting rights. The application for conversion has been made; and
  the old order mining rights held by Micawber in relation to the Ga-Phasha Project constitute "used" old order rights, in relation to which Micawber has until April 30, 2009 to apply for conversion to new order mining rights

C.            Organizational Structure

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

D.            Property, Plant and Equipment

The principal properties of Anooraq are the Platreef Properties and the Ga-Phasha Project, located on the Northern Limb and Eastern Limb, respectively, of the Bushveld Complex. For further information about the Company's mineral projects, see "Further Particulars of Anooraq Properties", below. None of the projects have any material tangible fixed assets located thereon although the Company has miscellaneous exploration equipment and motor vehicles on site at the Platreef Properties.

FURTHER PARTICULARS OF ANOORAQ'S PROPERTIES

The Platreef and the Ga-Phasha properties are located in the Bushveld Complex, a geological province in the Republic of South Africa.

Figure 1. Location of Platreef and Ga-Phasha properties, South Africa

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

In the Western and Eastern Bushveld Complex, PGM mineralization is currently extracted from two main PGM-bearing horizons within the layered sequence of intrusive rocks. These comprise the Merensky Reef (named after its discoverer) and the UG2 chromitite (a layer consisting largely of the mineral chromite). The UG2 layer lies below and essentially parallel to the Merensky Reef but the two units are separated by 50 to 400 metres of intervening layered rocks, with the greatest separation occurring in the Eastern Limb of the Bushveld Complex. The Merensky Reef is platinum rich relative to the UG2, where platinum and palladium occur in more or less equal proportions. The UG2 typically contains significantly more rhodium than the Merensky Reef (i.e. 10% or more of total PGM in places).

The Platreef is the third PGM-bearing horizon in the Bushveld Complex, occurring on the Northern Limb of the Complex. It lies at a similar stratigraphic level to the Merensky Reef but is much thicker, typically 100-250 metres in thickness. Mineralogically, the Platreef is similar to the Merensky Reef but platinum-palladium ratios, at ~1:1, are more similar to those of the UG2.

A characteristic of the Bushveld Complex is that many of the layers, including the economically important horizons, are continuous over tens of kilometres. The uniformity of both the Merensky and UG2 horizons is disrupted in places by small circular depressions known as potholes.

The Platreef Properties

The Platreef Properties have no mining, plant or equipment located thereon although the project has field accommodation and miscellaneous exploration equipment on site.

Location and property description

The Platreef Properties is located on the Northern Limb of the Bushveld Complex near the town of Mokopane (formerly Potgietersrust) in South Africa, approximately 275 km northeast of Johannesburg.

The region is well serviced by the cities of Mokopane and Polokwane (formerly Pietersburg), which together provide the infrastructure for the substantial PGM mining industry. Highways and railways connect the region to the major cities, ports and harbours of South Africa.

The property holdings comprise all or parts of 20 mineral properties, called farms in South Africa, totalling 37 492 ha. The Platreef Properties is divided into four geographical regions: the North Block, the Central Block, the Rietfontein Block and the South Block. Two farms within the Central Block, i.e. Drenthe and Witrivier and the northern part of Overysel farm, which lies immediately to the south, now form the basis of the Boikgantsho JV. The North and South Blocks fall under the Kwanda JV.

Figure 2. Property Holdings, Platreef Properties

The Platreef Property area is readily accessible via the main N1 expressway from Johannesburg to the city of Mokopane, which is approximately 35 km south of the Central Block. Access from Mokopane to each of the North Block, the Central Block, the Rietfontein Block and the South Block is via paved Provincial highways. Individual farms, if not directly accessible from Provincial highways, are well served by a comprehensive network of well-maintained dirt roads and farm tracks.

Surface rights

No surface rights have been secured on the Anooraq property to date. Once the required area has been established, it would be necessary to negotiate a purchase agreement with the surface rights owner(s). Prices are expected to range between R2 000/ha and R5 000/ha depending on the infrastructure required to be developed on the farms.

Mining and prospecting rights

Prospecting or mineral rights held by Anooraq, through Plateau Resources, and its joint venture partners are listed in the table below:

Table 1. Platreef Mineral Rights

Property or Farm	Type and status of mineral rights
Platreef Properties – North Block:
New order prospecting rights in all properties have been granted and are in the process of being notarially executed.
Ham 699 LR
Gilead 729 LR

Elberfield 731 LR
Gideon 730 LR
Chlun 735 LR
Swerweskraal 736 LR

Platreef Properties – South Block:
Conversion application for the old order prospecting rights to new order prospecting rights has already been lodged and approval is still pending. Legal opinion has confirmed that Plateau Resources, together with its joint venture partners, are competent applicants for conversion since they held old order prospecting rights to these properties.
Rondeboschje 295 KR

Cyferkuil 321 KR
Haakdoornkuil 323 KR
Vaalkop 325 KR

Naboomfontein 320 KR

Platreef Properties – Central Block:

Portion 2 of the Farm Elandsfontein 766 LR	New order prospecting rights in properties 1 to 5 have been granted and are in the process of being notarially executed.

Conversion application for the old order prospecting rights to new order prospecting rights in properties 6 to 12 has already been lodged and approval is still pending. Legal opinion has confirmed that Plateau Resources, together with its joint venture partners, are competent applicants for conversion since they held old order prospecting rights to these properties.
Malokongskop 780 LR
Drenthe 778 LR
Portion 1 of the farm Elandsfontein LR

Hamburg 737 LR
Portion 2 (a portion of portion 1) of Dorstland 768 LR
Portion 3 (a portion of portion 1) of Dorstland 768 LR

Remaining Extent of the Farm Witrivier 77 LR
Noord Holland 775 LR
Portion 1 of the Farm Witrivier 77 LR
Mineral Area 1, excluding Mineral Area 2, on the Remaining Extent of Dorstland 768 LR
Remaining Extent of Portion 1 of Dorstland 768 LR

Platreef Properties – Rietfontein Block:
Rietfontein 2 KS	New order prospecting right in this property has been granted and is in the process of being notarially executed.

Rietfontein Block

On 10 October 2001, Plateau Resources entered into an agreement with African Minerals Limited, now Ivanplats, whereby Ivanplats had the right to earn a 50% JV interest in the Company’s 2 900 ha Rietfontein 2KS Farm. Under the terms of this agreement, Ivanplats was to incur at least C$750 000 in expenditures pursuant to exploration activities undertaken on Rietfontein 2KS in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 JV with the Company on Rietfontein 2KS. There continues disagreement over whether Ivanplats ever presented an 'exploration program' as contemplated by the parties and their agreement. Further disagreement exists with respect to the expenditure budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities, which affects whether Ivanplats completed its earn-in requirements. Plateau Resources and Ivanplats are currently in an arbitration process, pursuant to the terms of the earn-in agreement. The outcome of the arbitration is not currently determinable.

Kwanda JV (North Block and South Block)

On 16 May 2002, Plateau Resources completed an agreement with RPM for the right to acquire up to an 80% interest in twelve new PGM farms located on the Northern Limb of the Bushveld Complex, which farms are now known as the Kwanda JV. Under the agreements with RPM, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling R25 million within five years. The Company is required to spend R2.5 million in year one (which has been completed), R5 million in each of years two, three, and four, and R7.5 million in year five. The Company has not completed its exploration expenditure requirement from year two to five, and the JV parties have mutually agreed to suspend indefinitely any outstanding or future expenditure in respect of the Kwanda JV.

When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. RPM will retain a 20% interest in the Kwanda JV. The agreements also include plans to involve local communities in future development of the properties. Any participation in the Kwanda JV by local and regional communities will be provided out of RPM's interest and any participation by a HDP partner will be provided out of the Company’s interest. However, participation by a HDP partner is unlikely since Anooraq is a BEE company.

Boikgantsho JV (Drenthe, Witrivier and Overysel North)

The Boikgantsho JV comprises three properties, namely, Drenthe 778LR, Witrivier 777LR and Overysel North 815LR. The Boikgantsho JV property outline is shown in Figure 2 below.

Figure 3. Boikgantsho JV Property, Location of Drenthe and Overysel North Deposits

Boikgantsho JV Agreement

On 26 November 2003, Plateau Resources entered into the Boikgantsho JV with PPRust. The Boikgantsho JV was formed to explore and develop PGM and nickel mineralization on the Company’s Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust’s adjacent Overysel North 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex, situated immediately north of Anglo Platinum's PP Rust North project expansion area.

The objective of the Boikgantsho JV is to explore and develop a large-scale, open pit deposit. The Company contributed its rights to the Drenthe 778LR Farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and will contribute the Witrivier 777LR farm if the deposit extends north on to Witrivier.

PPRust is contributing its rights to the northern portion of the Overysel 815LR farm, lying south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Boikgantsho JV, Anooraq and Anglo Platinum formed an initial 50/50 JV to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to R12.35 million on behalf of the Boikgantsho JV, which amount has already been spent to date. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study (BFS).

Once the BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation the Boikgantsho JV interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. Anooraq or Anglo Platinum, as the case may be, each has the right to make a cash payment to the other party or to fund additional capital contributions to equalise their respective contributions.

Should Anooraq choose not to proceed, then Anglo Platinum will have the option to acquire Anooraq's interest at a price equal to the aggregate of:

  the Net Present Value of exploiting Anooraq's mineral rights as a stand alone mining operation, by applying an agreed discount rate, as determined in the BFS; and

  all exploration expenditures incurred by Anooraq up to the completion of the BFS.

Should Anglo Platinum decide not to contribute to exploitation, it will remain entitled to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Royalty Bill, to a maximum of 15%.

Anglo Platinum has undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s processing facilities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access from Johannesburg to the central portion of the Platreef Properties-area is via highway N1 to the city of Mokopane, then 35 kilometres to the north-northwest via well-maintained secondary roads. There are nearby highways, railways, and high-capacity electrical transmission lines.

The climate is semi-arid with moderate winter temperatures in the 20 degrees C range, typically increasing to 35 degrees C in summer.

Water from existing community wells and a well sunk by Anooraq is available for drilling on the property. Groundwater studies will be required to identify adequate supplies of process water for any mining operation.

The terrain is relatively flat, with a mean elevation of 1,100 m; therefore, there are no prohibitive physical obstacles to inhibit exploration of the Platreef Properties. Vegetation is generally sparse and consists mostly of various thorn bushes.

History

Central Block and Boikgantsho JV

Dr. Hans Merensky first discovered PGM in the Northern Limb of the Bushveld Complex in 1924 and the region saw limited PGM production until 1930. Thereafter interest waned, particularly with the discovery and development of the more platinum-rich Merensky Reef in the Western Limb. In the 1960’s, exploration attention was again focused on the Platreef of the Northern Limb and in 1993, after nearly 30 years of sporadic exploration, the Sandsloot open pit mine was brought into production. In 2003 a new open pit mine (Zwartfontein South) was developed on the farm immediately north of Sandsloot. Total annual production (Dec 2004) from these two mines approximates 350,000 oz of PGM. These deposits comprise only two of six Anglo Platinum PGM deposits on the Platreef. 1

Exploration on the Platreef Properties has also been sporadic in spite of the success of numerous historic drill holes in identifying extensive PGM mineralization on the Farm Drenthe 778LR. In July 1998, Plateau drilled eight diamond drill holes on the southern half of Farm Drenthe to target the PGM mineralization intersected by hole DRN 2. The DRN 2 intersection assayed 5.61 g/t PGM, 0.17% Cu and 0.27% Ni over a width of 3.78 metres, within a broader zone grading 4.15 g/t PGM over 9.7 metres.

Between January and July 2000, Anooraq, through Plateau, completed an exploration program consisting of diamond drilling and geochemical soil sampling. Thirty-five holes (holes PR-01 to PR-35), totalling 6,762 metres, were completed on the farms Drenthe and Witrivier. Twenty holes were drilled on a 50 x 100 metres grid to follow-up on Plateau’s 1998 holes, and to establish the continuity of the mineralization in an area that extends north from the boundary with the Anglo Platinum ground. Fifteen angled holes were drilled at 200 metres spacing along strike to the north, testing an additional 3.6 kilometre strike length. All but one of the 35 holes drilled in 2000 successfully intersected platinum-palladium-rhodium plus gold (4PGM) horizons with associated copper-nickel mineralization. A further three holes (PR-36 to PR-38), were drilled in 2002, one on each of the farms Drenthe, Noord Holland and Dorstland. The Drenthe hole (PR-36) confirmed the down-dip continuity of the 4PGM mineralization intersected in one of the angled holes (PR-20). The northernmost holes, i.e. PR-37 (Noord Holland) and PR-38 (Dorstland) intersected rock sequences stratigraphically equivalent to the Platreef but with only scattered low-grade PGM mineralization.

All 44 diamond drill holes completed on the farms Drenthe 778LR and Witrivier 777LR from 1998-2002 intersected 3PGM mineralization along the 4.5 kilometres of strike tested and commonly several stacked zones of significant mineralization were identified.

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

Rietfontein Block

In 2000, Anooraq conducted a 1,337 sample soil geochemical survey on the northwestern portion of Farm Rietfontein that defined three multi-element, PGM-base metal anomalies. As part of its earn-in agreement on Rietfontein, Ivanplats diamond drill tested the two strongest anomalies with six holes, totalling

_____________________________

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

No work was done on the Rietfontein Block in 2005 or 2006.

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

No work was done on the South Block in 2005 or 2006.

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

Drilling comprised step-out and infill holes on the Drenthe and Witrivier farms and step-out holes on the northern portion of the Overysel Farm, which lies immediately to the south of the Drenthe Farm. In general, drill holes are spaced at 100 metre intervals along lines 100 metres apart on all three farms, with large areas on the Drenthe farm drilled at 50 metre spacing along lines 100 metres apart. The drilling programs expanded the Drenthe deposit and outlined a new deposit called the Overysel North. As shown in Figure 2 above, the Overysel North deposit is cut into two segments by a northeasterly trending fault. A resource estimate was done based on drilling to mid September (see Mineral Resource estimates, below).

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

Geological Setting and Mineralization

The PGM-bearing rock package, known as the Platreef, forms the base of the Bushveld Complex along much of the north-south trend of the Northern Limb. Regional mapping, geophysical data and drilling at various spacing’s suggest that the Platreef extends for some 12 kilometres on ground in which Anooraq has an interest. PGM mineralization within this 70-250 metres thick succession is commonly associated with pyrrhotite (iron sulphide), chalcopyrite (copper sulphide) and pentlandite (nickel sulphide).

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

For further information on sampling methods, see Anooraq’s 2004 Form on 20F.

Anooraq monitored the sampling and analytical procedures of the project with a detailed quality assurance/quality control (QAQC) program. Typically, the additional analytical work involved in the QAQC program was greater than 10% of the basic analytical requirement for a project. The QAQC program was separate from the internal procedures used by the analytical laboratories.

Security of Samples

Half core is retained at the secure Anooraq warehouse near Mokopane. Master pulps are also retained at the warehouse. Pulps remaining after analyses at Acme have been shipped for long term storage at Anooraq’s secured warehouse at Port Kells, B.C.

Mineral Resource Estimates

Resource estimates were completed for the Drenthe and Overysel North deposits as outlined by drilling to mid-September 2004. Indicated and inferred resources for the deposits are tabulated below:

Cautionary Note to Investors concerning estimates of Indicated Resources

This section use the term ‘indicated resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Table 2. Boikgantsho Indicated Mineral Resources Nov 2004 at a US$20 GMV/t cut-off
DEPOSIT	TONNES	3PGM (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni (%)	Cu (%)	% Contained Ounces PGM
Drenthe	132,239,500	1.25	0.53	0.62	0.09	0.14	0.09	5,309,000
Overysel North	44,421,500	1.64	0.67	0.87	0.10	0.10	0.06	2,340,000
Total	176,661,000	1.35	0.57	0.69	0.09	0.13	0.08	7,649,000

Cautionary Note to Investors concerning estimates of Inferred Resources

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

Table 3. Boikgantsho Inferred Mineral Resources Nov 2004 at a US$20 GMV/t cut-off
DEPOSIT	Tonnes	3PGM (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni (%)	Cu (%)	%Contained Ounces PGM
Drenthe	88,640,000	1.16	0.49	0.58	0.09	0.15	0.09	3,315,000
Overysel North	15,713,500	1.63	0.65	0.88	0.10	0.11	0.06	809,000
Total	104,084,000	1.23	0.52	0.63	0.09	0.14	0.09	4,124,000

Notes to tables 2 and 3:
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

Recent Exploration

Preliminary Assessment - Boikgantsho JV

In March 2005, an updated Preliminary Assessment of the potential economics of open pit mining the Drenthe and Overysel North deposits was completed. The Preliminary Assessment is based on a conventional open pit mining and milling operation with a 32 year mine life. Currencies used are US dollars (US$) and South African Rand (ZAR), with a ZAR:US$ exchange ratio of 7:1. At expected long term metal prices of US$650/oz for platinum, US$250/oz for palladium, US$375/oz for gold, US$4.00/lb for nickel and US$1.00/lb for copper used for the base case, the pre-tax and pre-royalty economic model forecasts an internal rate of return ("IRR") of 25%. The net present value ("NPV") of the project at a 5% discount rate of US$300.5 million and at 10% discount is the NPV is US$138.8 million. The estimated capital cost is US$152.8 million with a payback of 3 ¼ years. The total operating cost is US$9.52 per tonne milled.

At the then current metal prices of US$850/oz for Pt, US$180/oz for Pd, US$400/oz for Au, US$6.60/lb for Ni and US$1.40 for Cu, and an exchange rate of 6:1, the economics for the project are even more robust. The NPV at a 5% discount rate is US$576.7 million and at 10% discount is US$293.3 million with an IRR of 35%.

The Preliminary Assessment is based on indicated and inferred mineral resources outlined to mid September 2004 in the Drenthe and Overysel North deposits. Mineral resources for these deposits were announced in November at a US$20GMV/t cut-off (see above); however, the Preliminary Assessment indicates favourable financial results using a cut-off grade of approximately US$10.50GMV/t. The Preliminary Assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Preliminary Assessment will be realized.

Total in-pit resources of 256 million tonnes grading 1.03 g/t 3PGM (0.43 g/t Pt, 0.52 g/t Pd, 0.08 g/t Au), 0.11% Ni and 0.07% Cu were estimated in two main pit areas at a US$10.50GMV/t cut-off. For the study, the in-pit resource was capped for a mine life of 32 years or 160 million tonnes grading 1.05 g/t 3PGM (0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au), 0.12% Ni and 0.08% Cu.

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

A technical report co-authored by qualified persons Thomas Tulp, MAusIMM, Hatch Associates of Australia, D.M. Stone, P.Eng., Minefill Services Inc., and David R. Reeves, MAusIMM, (responsible for the Preliminary Assessment) and G.J. van der Heever, Pr.Sci.Nat., (responsible for the Resource Estimate) is filed at www.sedar.com.

Pre-feasibility Study - Boikgantsho JV

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

Resource modeling began in early August 2005. Independent verification samples were also collected.

Also as part of pre-feasibility studies, the geological models were updated with information from drilling to December 2005. Work with respect to the Pre-feasibility study was deferred in 2006 as the Company focused its financial resources on the Ga-Phasha Project.

Plan of Operation – 2007

Planning to resume pre-feasibility study work in 2007 is underway.

The Ga-Phasha Project

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

Figure 6. Ga-Phasha Project Property Holdings, Eastern Limb of the Bushveld Complex

Table 4. Ga-Phasha Mineral Rights

Ga-Phasha Project:

Micawber 277 holds old order mining rights to all four properties. In terms of the MPRDA, these old order mining rights are valid until 30 April 2009, after which they will expire and revert to the South African State if not converted into applicable new order mining rights. Micawber 277 intends to apply for new order mining rights before expiry.

Klipfontein 465 KS
Paschaskraal 466 KS
De Kamp 507 KS
Avoca 472

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Ga-Phasha site is located in a region of sparse development with little infrastructure. Access to the site is gained via gravel roads from Steelpoort or Burgersfort to the southeast, and from Polokwane approximately 80 kilometres to the northwest.

Recent development at the neighbouring Twickenham-Hackney farms by Anglo Platinum has improved the local infrastructure considerably, although Anglo Platinum has temporarily suspended further development work. The Anglo Platinum development also includes paved roads, power lines, and water.

The climatic conditions of the Ga-Phasha area are typical of the Limpopo Province. Summer day temperatures are warm to hot, averaging 26 to 30 degrees C, and the winter months are moderate to cool. The area is considered semi-arid, with annual rainfall of 529 mm, which is below the average for South Africa. The rainy season extends over the summer months of October through April.

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

During 1969, the ATOK Platinum Mine was developed and commissioned by Anglo Transvaal Consolidated Mines Limited ("Anglovaal") and sold to Rustenburg Platinum Mines ("RPM", a subsidiary of Anglo Platinum) in 1977. Although commercial mining activities by RPM over the past 25 years were limited to the ATOK mine, RPM managed to secure the mineral rights over a large number of farms in the Eastern Bushveld Complex area. Throughout this later period, various exploration and metallurgical test programs were completed that focused mainly on determining the extent and general characteristics of the mineralization. Renewed interest in this area was sparked by the increased demand for PGM in

1999-2000, and by Anglo Platinum’s strategy to increase platinum output. To meet this additional demand, a number of new mining projects are currently under investigation or in different stages of development and construction.

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

Mineral Resource Estimates

February 2004 Estimate – Merensky and UG2 Reefs – all farms

The February 2004 resource estimate for the Ga-Phasha Project utilized drill hole information made available by Anglo Platinum from 299 drill holes drilled between 1966 and 2002. Of the 299 holes, 40 and 21 holes were used to classify measured and indicated resources, respectively, in the Merensky horizon. The measured, indicated and inferred resources for the UG2 horizon on farms Paschaskraal and Klipfontein the have been excluded from Tables 5 and 6 as a more recent estimate (announced May 2007) is provided in Table 7.

For the farms Paschaskraal and Klipfontein for the Merensky Reef, the resource estimation excludes the first 40 metres below surface, which is considered as an oxidized zone. The Specific Gravity for the Merensky Reef is 3.1 and the UG2 Reef is 4.25. A 40% geological loss factor was applied, which includes 10% for faulting, 15% for potholes, 10% for intrusions and 5% for iron replacement bodies. Even though dykes swarms affect the area more than on the adjoining properties, the resources are regarded as conservative as the industry average is around 20-30%. The Avoca and De Kamp farms adjoin Paschaskraal and Klipfontein on the down dip side of the UG2 and Merensky Reefs. No boreholes were drilled on these farms, but it could be assumed that the reefs developed on Paschaskraal/Klipfontein farms would be developed on Avoca and DeKamp.

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

This section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Table 5. Ga-Phasha Measured and Indicated Mineral Resources1 Merensky Reef - Feb 2004

Reef and Cut-off	Tonnes (million)	4PGM g/t	Pt g/t	Pd g/t	Au g/t	Rh g/t	Contained PGM Ounces
Paschaskraal and Klipfontein farms
Merensky Reef @ 2 g/t cut-off
Measured	10.3	4.44	1.95	2.09	0.12	0.28	1,484,000
Indicated	32.9	4.37	1.92	2.05	0.11	0.28	4,621,000
Measured + indicated	43.3	4.39	1.93	2.06	0.11	0.28	6,105,000
Qualified person E. Siepker, Pr.Sci.Nat., February 2004

Cautionary Note to Investors concerning estimates of Inferred Resources

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

Table 6. Ga-Phasha Inferred Mineral Resources[1] UG2 and Merensky Reefs – Feb 2004
REEF AND CUT-OFF	Tonnes (million)	4PGM g/t	Pt g/t	Pd g/t	Au g/t	Rh g/t	Contained PGM Ounces
Paschaskraal and Klipfontein farms
Merensky Reef @ 2 g/t cut-off	39.8	4.28	1.88	2.01	0.11	0.27	5,478,000
Avoca and De Kamp farms
Merensky Reef @ 2 g/t cut-off	97.6	4.34					13,620,000
UG2 Reef @ 4 g/t cut-off	77.6	7.05					17,590,000
Qualified person E. Siepker, Pr.Sci.Nat., February 2004

Notes for Tables 5-6:
1 A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.

Anglo Platinum continued drilling at Ga-Phasha in conjunction with its work on the adjacent Twickenham Project. Anooraq and its consultants have reviewed the data as it is received from Anglo Platinum.

May 2007 Estimate – UG2 Reef on Paschaskraal and Klipfontein farms

A recent estimate of the mineral resources in the UG2 deposit on the Paschaskraal and Klipfontein farms was announced in May 2007. This mineral resource estimate is for the UG2 Reef deposit only, and is based on drilling on the Ga-Phasha Project to 2006 in 583 UG2 intersections either as single drill holes or drill holes containing deflections. The UG2 resource numbers below are for the Paschaskraal and Klipfontein farms.

The UG2 resources tabulated below are those lying within a minimum mining width of 0.90 m. The resource cut width was established through a combination of model estimates of the geotechnical hanging wall thickness, the UG2 reef thickness and a minimum footwall dilution of 0.10 m; the grade and width contributions are density and length weighted to report the resource cut.

The weathered and oxidized horizon, indicated as “Regolith” below, extends to an estimated average depth of 40 m below surface and other horizons are related to geological loss factors. The following geological loss factors, related to the presence of potholes or other structural features in the reefs, have been applied to each horizon: Regolith, from 17% (measured) to 26% (inferred); Mining Footprint, 15% (measured and indicated); and Remnant, from 24% (indicated) to 25% (measured and inferred).

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

This section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Table 7. Ga-Phasha Project – UG2 Reef – May 2007 Resource Cut (minimum 0.9 m) Measured and Indicated Mineral Resources[2]
	RESOURCE CLASSIFICATION	WIDTH (m)	TONNAGE AFTER GEO LOSS (millions tonnes)	4PGM grade g/t	Pt grade g/t	Pd3 grade g/t	Rh3 grade g/t	Au3 grade g/t	CONTAINED PGM[3] (millions oz)
Paschaskraal and Klipfontein farms
REGOLITH	Measured	0.90	0.97	6.33	2.74	2.99	0.49	0.11	0.20
	Indicated	0.92	1.43	6.45	2.74	3.08	0.52	0.12	0.30
MINING	Measured	0.90	7.17	6.74	2.80	3.28	0.55	0.12	1.55
FOOTPRINT	Indicated	0.90	0.07	7.04	2.91	3.41	0.60	0.13	0.02
REMNANT	Measured	0.91	16.71	6.40	2.71	3.05	0.54	0.11	3.44
	Indicated	0.91	55.95	6.56	2.77	3.14	0.53	0.11	11.79
TOTAL MEASURED+INDICATED		0.91	82.30	6.53	2.76	3.13	0.53	0.11	17.30
Estimate was done under the supervision of Gordon Chunnett, Pr.Sci.Nat., who is the qualified person for the estimate.

Cautionary Note to Investors concerning estimates of Inferred Resources

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

Table 8. Ga-Phasha Project – UG2 Reef – May 2007 Resource Cut (minimum 0.9 m) Inferred Mineral Resources[2]
	RESOURCE CLASSIFICATION	WIDTH (m)	TONNAGE AFTER GEO LOSS (millions tonnes)	4PGM grade g/t	Pt3 grade g/t	Pd3 grade g/t	Rh3 grade g/t	Au3 grade g/t	CONTAINED PGM[3] (millions oz)
Paschaskraal and Klipfontein farms
REGOLITH	Inferred	0.92	1.13	6.28	2.68	2.99	0.50	0.11	0.23
MINING
FOOTPRINT	Inferred	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
REMNANT	Inferred	0.95	67.36	6.47	2.72	3.09	0.54	0.11	14.02
TOTAL INFERRED		0.95	68.49	6.47	2.72	3.09	0.54	0.11	14.25
Estimate was done under the supervision of Gordon Chunnett, Pr.Sci.Nat., who is the qualified person for the estimate.

Notes for Tables 7-8:
2A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.
3 Grades for individual elements are estimated from percentages of each used to tally 4PGM.

Recent Exploration

A property review took place between April and October 2006. Several approaches were considered to optimize mining of the deposits at Ga-Phasha. The Review confirmed that the UG2 reef deposit remains the primary focus for development and the Merensky reef warrants further study through additional drilling programs. As a result of this work, Anooraq and Anglo Platinum agreed on the parameters for a Pre-feasibility Study (“PFS”) for the Project. The PFS will consist of a Phase 1 study to exploit the UG2 reef to a depth of some 650 meters below surface, and will also seek to identify a single preferred option by which to proceed to the bankable feasibility phase. The PFS will also contemplate optimizing economies of scale between the Parties’ operations on the North-Eastern Limb of the Bushveld Complex, and in that regard, will evaluate the possible usage of joint infrastructure and processing facilities between Anglo Platinum’s Twickenham Platinum Mine and the Ga-Phasha Project. An independent project manager was appointed to conduct the PFS, which is currently underway.

Plan of Operation - 2007

A detailed timetable of further studies as well as a project timetable toward a Bankable Feasibility Study will be released after the completion of the PFS.

ITEM 4A UNRESOLVED STAFF COMMENTS

None.

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

Anooraq’s results of operations are economically evaluated on an "event driven" basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a mineralized deposit’s size and continuity, information that is not in the financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal period by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Anooraq’s operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important. Although Anooraq calculates an annual loss per share (which has varied over a range of $0.03 to $0.18 over the last three fiscal periods), Anooraq is of the view that its share price does not vary in accordance with the loss per share statistic but rather Anooraq share prices vary with the price of the underlying market for platinum group metals, the outlook for these metals and the Company’s projects.

Anooraq’s financial statements are prepared on the basis that it will continue as a going concern. Given that Anooraq has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in funding exploration to seek large tonnage metal deposits even where economic certainty is unknown. Anooraq can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource projects and the net realizable value could be materially less than Anooraq’s liabilities, with a potential for total loss to Anooraq shareholders.

During fiscal 2004, the Company changed its year end from October 31 to December 31, 2004. Accordingly, reference to fiscal period 2004 relate to the fourteen month period ending December 31, 2004.

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

A.            Operating Results

Fiscal 2006 Compared to Fiscal 2005

Current assets increased from the previous year by $8,017,571 and similarly, working capital increased from the previous year by $7,362,424 as a result of increased cash balances on hand, primarily due to the raising of finance from Anglo Platinum which was concluded in November 2006. Current liabilities increased from the previous year by $655,147.

The loss for the year ended December 31, 2006 was $4,504,844 compared to a loss of $12,303,801 for the year ended December 31, 2005. This decrease primarily resulted from lower exploration expenses due to financial constraints and a reduction in stock based compensation. The Company recorded a loss of $0.03 per share for the year ended December 31, 2006, compared to a loss of $0.08 per share for the year ended December 31, 2005.

Exploration expenses for the year ended December 31, 2006 amounted to $751,325 in comparison to $5,240,321 spent for the year ended December 31, 2005. The decrease in exploration was mainly due to the Company’s lower average cash balance compared to the prior year. The exploration expenses for the year ended December 31, 2006 were mainly incurred on the Ga-Phasha project. Drilling costs amounted to $376,406 for the year ended December 31, 2006 compared to $2,205,329 spent for the year ended December 31, 2005. Assays and analysis expenditures amounted to $38,393 spent for the year ended December 31, 2006 in comparison to $1,133,408 expended for the year ended December 31, 2005. Geological and consulting costs for the year ended 2006 were $64,030 compared to $759,335 spent for the year ended December 31, 2005. Engineering costs decreased to $141,784 from $538,169 incurred for the year ended December 31, 2005. The cost of site activities was $34,484 compared to $277,199 spent for the year ended December 31, 2005. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the drilling program.

Legal, accounting and audit for the year ended December 31, 2006 amounted to $690,132 in comparison to $474,422 for the year ended December 31, 2005 primarily as a result of advisory services provided for the annual general meeting, expenses incurred relating to a secondary listing on the Johannesburg Stock Exchange in South Africa and various regulatory financial reporting requirements. Office and administration for the year ended December 31, 2006 amounted to $354,353 in comparison to $551,278 spent for the year ended December 31, 2005. Conference and travel costs of $360,959 were incurred during the year ended December 31, 2006 in comparison to the $646,992 incurred during the year ended December 31, 2005 largely due to decreased travel activity associated with the work rotation of project engineers. Consulting costs decreased to $168,457 in comparison to $965,720 spent for the year ended December 31, 2005. Salaries and benefits amounted to $1,511,874 in 2006, a decrease from $1,659,465 spent for the year ended December 31, 2005. Trust and filing for the year ended December 31, 2006 increased to $415,440 in comparison to the $85,254 incurred for the year ended December 31, 2005 primarily as a result of expenses incurred relating to listing on the Johannesburg Stock Exchange in South Africa.

Hunter Dickinson Inc. ("HDI") is a private company owned equally by ten public companies, one of which is Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. For the year ended December 31, 2006, HDI billed Anooraq $1,023,633 as compared to $1,297,159 for the year ended December 31, 2005 for such services and cost reimbursements.

Pelawan is a private South African Black Economic Empowerment company which is a significant shareholder of the Company and which has certain directors in common with the Company. Pelawan became a majority shareholder on September 29, 2004. During the year ended December 31, 2006, the Company paid Pelawan $nil (year ended December 31, 2005 – $658,035) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company. Pelawan's employees and consultants were transferred to Plateau Resources (Pty) Limited, a subsidiary of the Company, as of July 1, 2005 and are charging their time and services directly to Plateau.

During the year ended December 31, 2006, the Company paid or accrued $127,781 (year ended December 31, 2005 – $166,662) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

Fiscal 2005 Compared to Fiscal 2004

As stated above, the Company’s 2005 fiscal year is the 12-month period ended December 31, 2005, while the Company 2004 fiscal year is the 14-month period ended December 31, 2004.

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

Legal, accounting and audit expenses for the year ended December 31, 2005 amounted to $474,422 in comparison to $479,731 for the fourteen months ended December 31, 2004. Office and administration charges for the year ended December 31, 2005 amounted to $551,278 in comparison to $457,571 spent for the fourteen months ended December 31, 2004; this increase is largely due to the establishment of an office in South Africa. Conference and travel costs of $646,992 were incurred during the year ended December 31, 2005 in comparison to the $486,481 incurred during for the fourteen months ended December 31, 2004 and is primarily related to the increased travel activity related to Anooraq board meetings and work rotation of the project engineers. Consulting costs increased to $965,720 in comparison to $536,216 spent for the fourteen months ended December 31, 2005 largely due to increased corporate, financial and advisory services. Salaries and benefits increased to $1,659,465 from $834,223 spent for the fourteen months ended December 31, 2004, largely due to integration of senior management personnel from Pelawan and Anooraq. Trust and filing expenses for the year ended December 31, 2005 amounted to $85,254 in comparison to the $159,633 incurred for the fourteen months ended December 31, 2004.

In fiscal 2005, Anooraq incurred costs of $1,297,159 from HDI, compared to $1,512,441 in the fiscal 2004. In addition, the Company paid or accrued $658,035 (fourteen months ended December 31, 2004 – $745,438) to Pelawan for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company.

B.            Liquidity and Capital Resources

Fiscal 2006 Compared with Fiscal 2005

At December 31, 2006, the Company had working capital of approximately $12.1 million as compared to $4.8 million at the end of the 2005 fiscal year. The cash position at December 31, 2006 was approximately $12.8 million.

Anooraq's sources of capital are primarily equity investment. The Company's access to capital sources is dependant upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing will result in significant delays of exploration programs and a substantial curtailment of operations. The Company's cash resources at December 31, 2006 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of the year 2007. Future programs may be deferred and operations curtailed if additional funding is not secured. However, the Company anticipates that it will be able to raise additional financing.

In November 2006, the Company completed its financing agreement with Anglo Platinum whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines, loaned an amount of Cdn$11.6 million (ZAR70 million) to Plateau Resources (Pty) Ltd (“Plateau”), a wholly owned South African subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa. The first interest payment will become due and payable fourteen months after the date of the advancement of the funds, with other subsequent interest payments due and payable in 6-month intervals thereafter. The final repayment date for the loan is on September 30, 2010, although, the agreement does allow for early repayment thereof. In conjunction with the loan, the Company incurred financing fees equal to 3% of the loan. Pursuant to security agreements entered into in connection with the loan, Plateau has ceded as security, its interest in Micawber 277 (Pty) Ltd (Micawber). Micawber, a South African company equally owned by Rustenburg Platinum Mine and Plateau Resources, holds the Rustenburg and Plateau interests in the Ga-Phasha PGM Project.

The Company had 148,220,407 common shares outstanding at December 31, 2006. As the Company proceeds on its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

Fiscal 2005 Compared with Fiscal 2004

At December 31, 2005, the Company had working capital of approximately $4.8 million as compared to $14.4 million at the end of the 2004 fiscal year.

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

Material Commitments for Capital Expenditures

At December 31, 2006 and July 3, 2007, the Company had no material commitments for capital expenditures.

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

F.            Tabular Disclosure Of Contractual Obligations

As at fiscal year end December 31, 2006, the Company had the following contractual obligations:

Payment due by period (in millions of Canadian dollars)
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	18.3	Nil	4.7	13.6	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations (Office Lease)	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	18.3	Nil	4.7	13.6	Nil

The Company has no other capital lease obligations, operating leases or any other long term debt. The Company has routine market-price leases on its office premises in Johannesburg.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Company’s long term debt obligations are denominated in South African Rand (“ZAR”). Payments and settlement on the obligation is denominated in ZAR. Long term obligations have been presented at an exchange rate of 1 Canadian dollar = 6.05 ZAR.

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

Name, position with the Company and province or state and country of residence	Period(s) as a Director of the Company
Scott COUSENS Director British Columbia, Canada	Since September 1996
Robert DICKINSON Director and Co-Chairman British Columbia, Canada	(November 1990 – September 2004) Since October 2004
David ELLIOTT (1) (3) Director British Columbia, Canada	Since April 2005
Wayne KIRK (1) (3) Director California, United States	Since July 2005
Popo MOLEFE (1) (3) Director and Co-Chairman North West Province, South Africa	Since September 2004
Harold MOTAUNG Director and Chief Operating Officer Gauteng, South Africa	Since September 2004
Tumelo MOTSISI (2) Director, Deputy Chief Executive Officer, and Managing Director Gauteng, South Africa	Since September 2004
Sipho NKOSI Director Gauteng, South Africa	Since September 2004
Rizelle SAMPSON Director Gauteng, South Africa	Since September 2004
Ronald THIESSEN (2) Director, President and Chief Executive Officer British Columbia, Canada	Since April 1996

(1)	Member of the Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Nominating and Governance Committee.

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

Mr. Cousens is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B.Comm., ICD.D., FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and Audit Committee chairman of Northern Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2004
	President & COO	May 2002	June 2003

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

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

POPO MOLEFE, PhD. – Co-Chairman of the Board and Director

Dr. Molefe is a South African citizen. He completed his second successful term as the Premier of the Northwest Province in April 2004. He is a member of the National Executive Committee of the African National Congress ("ANC"). He was awarded the Harvard University Certificate in Conflict Resolution and has diplomas in leadership from the Wharton School of Business and the Harvard JFK School of Governance. Over the last ten years, Dr Molefe has been instrumental in facilitating the development of businesses in the North West Province, particularly in the mining and tourism sector. He, therefore, brings a depth of leadership experience to Anooraq.

Dr. Molefe is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
Simeka BSG (formerly Xantium Technology Holdings)	Director	July 2004	Present

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

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited. Mr. Motaung has been a director of Anooraq since September 2004 and is not a director of any other public companies.

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

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions ("Cosatu"). He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi recently resigned his position as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings, in order to pursue his interests in the mining and energy sectors. Mr. Motsisi is a member and director of several South African private companies. Mr. Motsisi has been a director of Anooraq since September 2004 and is not a director of any other public companies.

SIPHO NKOSI, B.Comm, MBA – Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of, and is currently, Chief Executive Officer of Eyesizwe Coal (Pty) Ltd ("Eyesizwe"). Eyesizwe is one of the country's largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

During the past five years, Mr. Nkosi is, or has been a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Great Basin Gold Ltd.	Director	August 2003	Present
Exxaro Resources Limited	Director	November 2006	Present

RIZELLE SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd. She is a co-founder and executive director of African Footprint Investment Holdings (Pty) Ltd ("AFIH"), an investment holding company that is wholly black women owned and managed. Ms Sampson represents AFIH on the boards of Tellumat (Pty) Ltd, BD Sarens (Pty) Ltd and Lefatshe Technologies (Pty) Ltd. She is also a member of the Sentech Educational Fund Advisory Board and the board of the National Electronic Institute of South Africa (Nemisa). Ms. Sampson has been a director of Anooraq since September 2004 and is not a director of any other public companies.

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	March 2006

IEMRAHN HASSEN, CA – Chief Financial Officer

Iemrahn Hassen has 23 years of experience in the service, manufacturing and mining sectors. Mr. Hassen received his Chartered Accountant designation in 1991. For the past two years, Mr. Hassen has worked as a financial consultant in the mining sector for Mintek and Gold Fields Limited. Prior to that, Mr. Hassen was the Chief Financial Officer for Mobile Telephone Networks in South Africa for two years, spent three years as the Senior Manager of Finance of Gold Fields Limited, and spent one and a half years with the accounting firm Deloitte and Touche. From October 1974 to January 1999, Mr. Hassen worked for several companies in the service and manufacturing sectors, rising from Group Accountant in the early 1980's to roles of Business Development Manager and Financial Manager for Samancor Limited in June 1999. Mr. Hassen was appointed Chief Financial Officer of Anooraq in June, 2007.

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

During Anooraq’s financial year ended December 31, 2006, the aggregate cash compensation paid or payable by Anooraq or its consolidated subsidiaries to its directors and senior officers, was $1,124,412.

The following table provides a summary of compensation earned by Named Executive Officers during each of the last three financial years:

Summary Compensation Table

Name and Principal Position	Year (3)	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensat- ion ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald Thiessen President and Chief Executive Officer	2006 2005 2004	55,070 98,473 62,095	Nil Nil Nil	Nil Nil 5,400	Nil 120,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Tumelo Motsisi Deputy CEO and Managing Director	2006 2005 2004	235,000 235,000 81,520	80,000 80,000 10,486	Nil Nil 1,200	Nil 525,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey Mason (2) Secretary and Chief Financial Officer	2006 2005 2004	44,342 61,840 46,848	Nil Nil Nil	Nil Nil 2,800	Nil 120,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Harold Motaung Chief Operating Officer	2006 2005 2004	225,000 225,000 81,520	35,000 35,000 10,486	Nil Nil 1,200	Nil 525,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Phumzile Langeni (1) VP Investor Relations	2006 2005 2004	195,000 195,000 17,245	25,000 25,000 Nil	Nil Nil 1,200	Nil 250,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Joel Kesler VP Legal	2006 2005 2004	205,000 205,000 Nil	25,000 25,000 Nil	Nil Nil Nil	Nil 525,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	Ms. Langeni resigned as a director on June 30, 2007.
(2)

Mr. Mason resigned his duties as Chief Financial Officer on June 1, 2007 and Mr. Iemrahn Hassen assumed the duties of Chief Financial Officer commencing June 1, 2007 at a compensation of $220,000 per annum.

(3)	The fiscal years presented are as follows: 12 months ended December 31, 2006, 12 months ended December 31, 2005 and 14 months ended December 31, 2004.

Each director of the Company who is an independent director (namely Messrs. Kirk, Elliott, Molefe, Nkosi and Sampson) is paid an annual director’s fee of $35,000 plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairpersons. Executive officers do not receive additional compensation for serving as directors.

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

The share options exercised by the NEOs, or any other officer or director of the Company, during the financial year ended December 31, 2006 and the values of such options at the end of such year were as follows:

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

No share options were repriced on behalf of the NEOs, or any other officer or director of the Company, during the financial year ended December 31, 2006.

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

Other

Other than the foregoing, the aggregate value of other compensation (including benefits) paid by the Company and its subsidiaries to directors and officers of the Company did not exceed the lesser of $10,000 times the number of directors and officers and 10% of the cash compensation paid to executive officers during the financial period ended December 31, 2006.

C.            Board Practices

All directors were re-elected at the June 20, 2007 annual general meeting and all directors have a term of office expiring at the next annual general meeting of Anooraq, to be held in June 2008. All officers have a term of office lasting until their removal or replacement by the Board of Directors. For details of the period during which such directors and officers of the Company have served as such, see Item 6A – "Directors and Senior Management", above.

There are no arrangements under which directors were compensated by Anooraq and its subsidiaries during the financial year ended December 31, 2006 for their services in their capacity as directors and consultants except as herein disclosed. For the fiscal period ended December 31, 2006, Anooraq compensated its directors directly and indirectly for services by paying them an aggregate of $1,124,412.

The Audit Committee is currently comprised of Messrs. Elliott, Kirk and Molefe, all of whom are independent and unrelated directors. The audit committee is elected by the directors of Anooraq. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee exercises all board power with respect to appointment and compensation of the Company’s auditors and assists the board as required, internal financial controls, and financial information for publication for various purposes.

The Compensation Committee is currently comprised of Messrs. Motsisi and Thiessen, all of whom are independent and unrelated directors. The Compensation Committee primary function is to assist the Board in monitoring, reviewing and approving the Company's compensation practices and administering the Company's share compensation plans. The Compensation Committee is also responsible for recommending to the Board candidates for senior executive positions.

D.            Employees

At July 3, 2007, Anooraq had no direct employees in Canada. There were 8 employees in South Africa. Anooraq's administrative and exploration functions are primarily administered through HDI. (see Item 7B). Hunter Dickinson Inc. currently employees approximately 130 employees.

E.            Share Ownership

Security Holdings of Insiders who are Management (as at July 3, 2007)

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of outstanding Common Shares
Scott D. Cousens	1,915,400 Common Shares 120,000 Options (5)	1.04%
Robert A. Dickinson	500,000 Common Shares (2) 120,000 Options (5)	0.27%

David Elliott	Nil Common Shares 120,000 Options (5)	Nil
Wayne Kirk	Nil Common Shares Nil Options	Nil
Popo Molefe	200,000 Options (5)	Nil
Harold Motaung	8,351,000 Common Shares (3) 525,000 Options (5)	4.5%
Tumelo Motsisi	14,316,000 Common Shares (4) 525,000 Options (5)	7.8%
Sipho Nkosi	Nil Common Shares 100,000 Options (5)	Nil%
Rizelle Sampson	Nil Common Shares 100,000 Options (5)	Nil
Ronald Thiessen	620,923 Common Shares 120,000 Options (5)	3.4%
The Pelawan Trust, as Trustee (1) Pelawan Investments (Proprietary) Limited, as Beneficiary	119,300,000 Common Shares 167,000,000 Warrants (6)	64.6%
Total	122,336,323 Common Shares 1,930,000 Options 167,000,000 Warrants	66.3%

Notes:

(1)	The information as to shares beneficially owned or controlled has been furnished by insiders and is as of July 3, 2007.
(2)	Certain of these shares are held in the name of United Minerals Services Ltd., a private company controlled by Mr. Dickinson.
(3)

Indirect holdings being 70 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of common shares of Anooraq (119,300,000) held by the Pelawan Trust.

(4)

Indirect holdings being 120 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of common shares of Anooraq (119,300,000) held by the Pelawan Trust.

(5)	Each option is exercisable into one common share at Cdn$1.40 per share, expiring on December 17, 2010.
(6)

Each warrant is exercisable into once common share at the higher of (a) $1.35 per common share if exercised on or before December 31, 2007 or $1.48 per common share if exercised after December 31, 2007 or (b) at a price per common share that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or is undertaken pursuant to a material transaction.

As at July 3, 2007 the directors and officers of Anooraq and their affiliate, as a group, beneficially own directly or indirectly, or exercise control or direction over an aggregate of [including 119.3m held in trust] 122,336,323 common shares (approximately 66.3% of all outstanding shares) and held options to acquire an additional 1,930,000 common shares and warrants to acquire 167,000,000 common shares. To the knowledge of the directors and officers of Anooraq, as at such date, there were no persons exclusive of directors and officers and their affiliate holding more than 10% of the issued common shares.

b)            Options

The only equity compensation plan which the Company has in place is the share option plan (the "2005 Plan") which was previously approved by shareholders on June 17, 2005. The 2005 Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Compensation Committee of the Board of Directors. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The shareholders have approved the issuance of a maximum of 18,300,000 Common Shares under the Plan. All options typically expire five years after the date of grant of such option.

Eligible Optionees

Under TSX Venture Exchange (“TSXV”) policies, to be eligible for the issuance of a stock option under the Stock Option Plan, an Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide TSXV with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the stock option remains in effect without the consent of TSXV.

Material Terms of the Plan

The following is a summary of the material terms of the Stock Option Plan:

a)	all options granted under the Stock Option Plan are non-assignable and non-transferable;

b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

c)

an option has a maximum term of up to ten years and terminates 30 days following the termination of the optionee’s employment or other relationship with the Company, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management’s discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is at the discretion of the Compensation Committee at the time the options are granted; and

d)

the minimum exercise price of an option granted under the Stock Option Plan must not be less than the closing price for shares of the Company as traded on the TSXV on the last trading day before the date that the option is granted less allowable discounts as permitted by TSXV (depending on the price at the time of grant).

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2006.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Share Plan)	3,988,200	1.39	9,465,000
Equity compensation plans not approved by securityholders	–	–	–
Total	3,988,200	1.39	9,465,000

As at July 3, 2007, an aggregate of 3,545,700 common shares of the Company have been reserved for issuance pursuant to the following employee, director, executive officer and service provider stock options:

			Exercise	Number
Optionholder Status	Date of Grant	Expiry Date	Price	of Shares
Directors and Officers of the	May 2, 2005	December 17, 2010	$1.40	1,930,000
Company and its
Subsidiaries

Employees and Consultants	May 2, 2005	December 14, 2007	$1.40	224,200
	May 2, 2005	December 17, 2010	$1.40	885,000
	September 22, 2005	September 28, 2007	$1.40	224,500
				1,333,700

In the 12 month financial year ended December 31, 2006, nil options were exercised.

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

As at July 3, 2007, to the knowledge of the directors and executive officers of Anooraq, the only persons who beneficially own, directly or indirectly, or control or direct, five percent (5%) or more of the issued and outstanding Anooraq Shares are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee (1) Pelawan Investments (Proprietary) Limited, as Beneficiary 43 Wierda Road West, Wierda Valley Sandton, South Africa	119,300,000	64.6%
Mr Tumelo M. Motsisi (2) 43 Wierda Road West, Wierda Valley Sandton, South Africa	14,316,000 (Part of the 119,300,000 shown above, see note 2 below)	7.8%
The Canadian Depository for Securities Limited ("CDS") (3) 25 The Esplanade PO Box 1038 Stn A Toronto, ON M5W 1G5	51,204,499	27.7%

(1)

These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in "The Acquisition – Description of Lockup Arrangements for Consideration Shares" in the August 2004 Circular (available at the British Columbia Securities Commission or at the website www.sedi.ca as described above.

(2)

Indirect holdings being 120 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of common shares of Anooraq (119,300,000) held by the Pelawan Trust.

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

As of July 3, 2007, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

	Number of registered
	shareholders of	Number of	Percentage of
Location	record	shares	total shares
Canada	41	52,723,996	28.6%
United States	26	3,987,005	2.1%
Other	2	127,923,906	69.3%
	69	184,634,907

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.            Related Party Transactions

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2006, or has any interest in any material transaction in the current year other than as set out herein.

Pelawan Settlement Agreement

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 Pelawan RTO Share Exchange Agreement between the Company and Pelawan. Under the terms of the Settlement Agreement:

  Anooraq issued to Pelawan 36 million common shares in Anooraq (“Adjustment Consideration Shares”). The Company received regulatory approval for the issuance of the shares after December 31, 2006.
  Anooraq issued to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”). The BEE Warrants are exercisable until December 31, 2008. The BEE Warrants can be exercised at the higher of (a) $1.35 per common share if exercised on or before December 31, 2007 or $1.48 per common share if exercised after December 31, 2007 or (b) at a price per common share that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or is undertaken pursuant to a material transaction (a “Concurrent Financing”). The Company received regulatory approval for the issuance of the BEE Warrants after December 31, 2006.
  From the date of issue of the Adjustment Consideration Shares to Pelawan or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto will be subject to a lock up arrangement and Pelawan will not be entitled to dispose of any of these shares, save for the exemption referred to in the next bulleted item below. After the closing date of the Concurrent Financing, the disposal of such shares will remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original 2004 share exchange agreement (“the BEE Lock Up”).

  Anooraq has agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants, Pelawan shall, in its sole discretion, be entitled to dispose of that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.
  On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure, at a minimum, that Anooraq retains its status as a 52% BEE controlled company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum Limited.

Other related party transactions

				Fourteen
				months
		Year ended	Year ended	ended
	Note	December 31	December 31	December 31
Services rendered by	ref	2006	2005	2004
Hunter Dickinson Inc.	(a)	$1,023,633	$1,297,159	$1,512,441
Hunter Dickinson Group Inc.	(b)	–	9,600	17,360
Pelawan Investments (Proprietary) Limited	(c)	–	658,035	745,438
CEC Engineering Ltd.	(d)	127,781	166,662	135,104

		December 31	December 31
Related party balances receivable		2006	2005
Hunter Dickinson Inc.	(a)	$98,820	$233,205
Southgold Exploration (Proprietary) Limited	(e)	39,796	141,103
Receivable from related parties		$138,616	$374,308

Related party balances payable		December 31	December 31
(included in accounts payable)		2006	2005
CEC Engineering Ltd.	(d)	6,435	$48,506

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by ten public companies, one of which is Anooraq. HDI and its wholly owned subsidiaries, including Tecnicos HD de Mexico SA de CV and Servicios HD de Mexico SA de CV have certain directors in common with the Company, and provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The balances receivable from (payable to) HDI and its subsidiaries have resulted from advances against future work, services, or cost reimbursements, or from HDI providing periodic short-term working capital advances to the Company.

(b)

Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common with the Company that provides consulting services to, and incurs costs on behalf of, the Company, at market rates.

(c)

Pelawan is a significant shareholder of the Company and has certain directors in common with the Company. Pelawan became a majority shareholder on September 29, 2004. During the year ended December 31, 2006, the Company paid $nil (year ended December 31, 2005 – $658,035) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company. Pelawan's employees and consultants were transferred to Plateau, a subsidiary of the Company, as of July 1, 2005 and are charging their time and services directly to Plateau.

(d)

During the year ended December 31, 2006, the Company paid or accrued $127,781 (year ended December 31, 2005 – $166,662) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

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

Management Contracts

The Company has eight employees, the majority of whom work in Johannesburg. The Company receives many of its management services from HDI.

HDI provides management services to Anooraq, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is a private company owned equally by ten publicly traded exploration and mining companies (one of which is the Company) and is managed by persons who include directors of the Company.

HDI is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDI is owned by ten public resource companies, including Anooraq. The other nine public companies that own HDI include: Amarc Resources Ltd., Continental Minerals Corporation, Farallon Resources Ltd., Great Basin Gold Ltd., Taseko Mines Limited, Quartz Mountain Resources Ltd., Casamiro Resource Corporation, Northern Dynasty Minerals Ltd., and Rockwell Ventures Inc. Anooraq and the other public companies listed above each own 10% of HDI .

As an umbrella organization, HDI provides, both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDI organizes and shares leased premises and office and technical equipment for staff to perform their duties. As of July 3, 2007, HDI employed or retained on a substantially full-time basis, twenty-five geoscientists (of which eleven are professional geologists/PGeo, and two are geological engineers/PEng. and five are PhDs), ten licensed professional mining, mechanical or civil engineers (PEng.), thirteen accountants (including seven CAs and five CMAs or CGAs) and at least 35 administrative and support personnel.

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

The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company. However, a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice. HDI is managed by certain current and former directors of the Company, who are generally the controlling directors of the other corporate participants in the arrangements with HDI.

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

ITEM 9 THE OFFER AND LISTING

A.            Offer and Listing Details

High and Low Market Prices

	TSXV Exchange		OTCBB: ARQQRF
	ARQ		and AMEX: ANO
	High	Low	High	Low
	C$	C$	US$	US$

Annual
2007 (to June 2007)	3.39	1.10	3.08	0.80
2006	1.46	0.58	1.29	0.55
2005	1.57	0.74	1.35	0.64
2004	4.18	1.25	3.18	1.01
2003	2.20	0.40	1.65	0.28
2002	1.01	0.41	1.01	0.28

By Quarter
Calendar 2003
First Quarter	0.66	0.43	0.43	0.17
Second Quarter	0.75	0.53	0.50	0.35
Third Quarter	0.74	0.40	0.53	0.29
Fourth Quarter	2.20	0.66	1.65	0.62

Calendar 2004
First Quarter	4.18	1.60	3.18	1.23
Second Quarter	3.50	1.63	2.68	1.19
Third Quarter	2.70	1.55	2.00	1.11
Fourth Quarter	2.04	1.55	1.68	1.19

Calendar 2005
First Quarter	1.57	1.21	1.35	1.00
Second Quarter	1.33	0.84	1.09	0.75
Third Quarter	1.20	0.85	0.99	0.71
Fourth Quarter	0.97	0.74	0.83	0.64

Calendar 2006
First Quarter	1.46	0.83	1.27	0.72
Second Quarter	1.46	0.81	1.29	0.73
Third Quarter	0.94	0.62	0.85	0.56
Fourth Quarter	1.46	0.58	1.25	0.55

Monthly
January 2007	1.40	1.10	1.15	0.96
February 2007	1.62	1.26	1.40	1.05
March 2007	2.04	1.14	1.76	0.80
April 2007	2.93	1.71	2.62	1.48
May 2007	3.39	2.18	3.08	2.04
June 2007	2.77	2.25	2.60	2.14

B.            Plan of Distribution

Not applicable.

C.            Markets

Anooraq's common shares are listed and posted for trading in Canada on the TSXV under the symbol-ARQ. Anooraq's common shares have traded on the TSXV (and its predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since September 24, 1987. Until March 12, 2004, Anooraq's common shares traded in the United States on the Over-The-Counter Bulletin Board ("OTCBB") under the symbol ARQRF. Commencing March 15, 2004, Anooraq's common shares have traded in the United States on AMEX under the symbol ANO. Anooraq’s common shares also commenced trading on the Johannesburg Stock Exchange in South Africa under the symbol ARQ in December 2006.

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

(b)

the Pelawan RTO Share Exchange Agreement, as described under the heading "The Acquisition – Description of the Share Exchange Agreement" in the August 2004 Circular (filed with Annual Report on Form 20-F dated May 2004); and

(c)	the Pelawan RTO Shareholders Agreement, as described under the heading "The Acquisition – Description of the Share Exchange Agreement" in the August 2004 Circular; and

(d)	the Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006 as described under Item 4.2; and

(e)	the Settlement Agreement between Pelawan, Anooraq and the Pelawan Trust, as described under Item 4.2.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Anooraq was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Anooraq. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Anooraq was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2007 is Cdn$281 million. A non-Canadian would acquire control of Anooraq for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Anooraq unless it could be established that, on the acquisition, Anooraq was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a general discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Anooraq. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see Item 10E – "Taxation – Material Canadian Federal Income Tax Consequences for United States Residents" above). Accordingly, holders and prospective holders of common shares of Anooraq should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Anooraq, based upon their individual circumstances.

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

Distribution on Common Shares of Anooraq

To the extent that a distribution paid to a U.S. holder on its common stock is not an excess distribution and is not a non-taxable distribution paid from earnings and profits previously included in income by a U.S. holder that has made a QEF election, the gross amount of such distribution (including any amount deducted in respect of withholding taxes) will generally be subject to U.S. federal income tax as foreign source ordinary dividend income to the extent such a distribution is paid out of the Company’s current or accumulated earnings and profits. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Anooraq, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of

"passive income" is 50% or more. Anooraq appears to have been a PFIC for the fiscal year ended December 31, 2005, and at least certain prior fiscal years. Each U.S. Holder of Anooraq is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Anooraq common shares and all excess distributions on his Anooraq common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Anooraq (i) which began after December 31, 1986, and (ii) for which Anooraq was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Anooraq is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds common shares, then Anooraq will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

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

(a)            Exchange Rate Sensitivity

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African rand. In addition, the Company has cash and certain liabilities denominated in South African rand (refer to (c) below). As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

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

(c)            Interest Rate Risk

Anooraq has a financing agreement with Anglo Platinum whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines, loaned an amount of ZAR70 million to Plateau. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa and is subject to interest rate change risks.

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

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2006 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections, of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

ITEM 16 RESERVED

Item 16A.            Audit Committee Financial Expert

Composition of the Audit Committee

The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience. Mr. Elliott is "independent", as that term is defined by the rules of the American Stock Exchange. Mr. Elliott is an accredited Chartered Accountant in Canada.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr. Kirk is an experienced securities lawyer, Dr. Molefe is an experienced businessman and Mr Elliott is a Chartered Accountant.

Item 16B.            Code of Ethics

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics was filed as an exhibit to the Annual Report on Form 20-F filed in May 2004.

Item 16C.            Principal Accountant Fees and Services

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2006	Fees paid to auditor in year ended December 31, 2005
Audit Fees (1)	$164,000	$ 95,000
Audit-Related Fees (2)	$17,000	$ 15,000
Tax Fees (3)	Nil	$ 4,500
All Other Fees (4)	Nil	Nil
Total	$ 181,000	$ 114,500

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

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests, and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Item 16D.            Exemptions from Listing Standards for Audit Committees

Not applicable.

Item 16E.            Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.

Report of the Independent Registered Public Accounting Firm (KPMG LLP) on the consolidated balance sheets as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit, and cash flows for the year ended December 31, 2006, 2005 and the fourteen months ended December 31, 2004.

2.	Consolidated balance sheets as at December 31, 2006, and 2005;

3.	Consolidated statements of operations and deficit for the year ended December 31, 2006, 2005 and the fourteen months ended December 31, 2004.

4.	Consolidated statements of cash flows for the periods referred to in (3) above;

5.	Notes to the consolidated financial statements;

ITEM 18 FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19 EXHIBITS

The following exhibits which are incorporated by reference herein have been filed with previously-filed Form 20-F Annual Report:

1	Articles of the Company. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2000.

4A	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003

4A	Share Exchange Agreement between Pelawan and Anooraq dated January 21, 2004. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003

4A.1	Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004

11	Code of Ethics. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003

The following exhibits are filed with this Form 20-F Annual Report:

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(3)

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (3)

4A.1	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006.

4A.2	The Settlement Agreement between Pelawan, Anooraq and the Pelawan Trust made as of December 28, 2006

99.1	Audited Financial Statements

SIGNATURES

Anooraq hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANOORAQ RESOURCES CORPORATION

Per:

/s/ Iemrahn Hassen

IEMRAHN HASSEN
Chief Financial Officer, and Secretary

DATED:            July 10, 2007