Form 20-F
period 2007-12-31
ANOORAQ RESOURCES CORP
filed 2008-07-15
CIK 1028277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2007

OR

[     ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[     ]     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to _______________

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

Number of outstanding shares of Registrant’s only class of common as of December 31, 2007:

185,208,607 Common Shares

and the number of outstanding common shares as of June 25, 2008 is 185,230,007

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405
Yes [     ]          No [ X ]

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [     ]          No [ X ]

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 126-2 of the Exchange Act. (check one):
Large accelerated Filer [     ]          Accelerated Filer [ X ]          Non-accelerated Filer [     ]

Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17 [ X ]          Item 18 [     ]

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

NOT APPLICABLE

CURRENCY AND EXCHANGE RATES

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian Dollars. On June 25, 2008, the Federal Reserve noon rate for Canadian Dollars was USD1.00: CAD 1.0135 (see Item 3 – "Key Information" for further historical exchange rate information).

T A B L E O F C O N T E N T S

PART 1

In this Annual Report on Form 20-F, all references to the "Company" or to "Anooraq" refer to Anooraq Resources Corporation and its subsidiaries, unless the context clearly otherwise requires. Certain terms used herein are defined in the text and others are included in this glossary of terms.

Anooraq uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. On June 25, 2008 the Federal Reserve noon rate for Canadian dollars was USD1.00 to CAD1.0135. See also Item 3 - "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of June 25, 2008 and all information included in this document should only be considered correct as of such date.

References to this "Annual Report" are references to this Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as "anticipates", "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D "Risk Factors", Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company's potential acquisitions, future operations, plans and timing for its exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company's actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying the Company's predictions. Some of these risks and assumptions include:

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
  the Company's ability to execute prospective business plans; and
  misjudgments in the course of preparing forward-looking statements.

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

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

AMEX	The American Stock Exchange.
Anglo Platinum	Anglo Platinum Limited, a public company incorporated under the laws of South Africa.
August 2004 Circular	The management information circular dated August 11, 2004 in respect of the extraordinary general meeting of the Company held on September 10, 2004, available on SEDAR at www.sedar.com.
BEE

Broad based black economic empowerment, as envisaged pursuant to the Mineral Development Act and related legislation and guidelines, being a strategy aimed at substantially increasing participation by HDPs at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the Apartheid system in South Africa, by seeking to substantially and equitably increase the ownership and management of South Africa’s resources by the majority of its citizens and so ensure broader and more meaningful participation in the economy by HDPs.

BEE Warrants	The warrants for the issue of 167 million Anooraq common shares, issued by the Company to the Pelawan Trust pursuant to the settlement agreement with Pelawan dated as of December 28, 2006.
Charter	The Broad Based Socio-Economic Empowerment Charter for the South African mining industry, signed by the DME, the South African Chamber of Mines and others on October 11, 2002.
DME	The Government of South Africa acting through the Minister of Minerals and Energy and the Department of Minerals and Energy and their respective successors.
Ga-Phasha Project	The Ga-Phasha PGM project, a BEE joint venture located on the Eastern Limb of the Bushveld Complex in South Africa, on the Paschaskraal, Klipfontein, Avoca and De Kamp farms.
HDSI	Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada which is a related party to Anooraq.
HDP

Historically Disadvantaged Persons, being South Africans (and entities controlled by them) who suffered under the discriminatory practices of the system of Apartheid, and includes certain trusts and companies in which such persons have interests, as contemplated in the Holdco Shareholders Agreement.

Holdco

Richtrau No. 179 (Proprietary) Limited, a private company incorporated under the laws of South Africa which will be renamed Bokoni Platinum Holdings (Proprietary) Limited following completion of the Lebowa Transaction

Holdco Shareholders Agreement	The shareholders’ agreement entered into between Plateau, RPM and Holdco dated March 28, 2008, to govern the relationship between Plateau and RPM as shareholders of Holdco.

Lebowa Transaction

The transaction pursuant to which the Company will acquire an effective 51% interest in Lebowa platinum mine and an additional 1% interest in the Ga- Phasha, Boikgantsho and Kwanda joint ventures pursuant to the acquisition by Plateau of 51% of the shares in, and claims on shareholders loan account against, Holdco, which will, upon implementation of the transaction, own 100% of Lebowa Platinum Mines Limited, Micawber, Boikgantsho Platinum Mine (Proprietary) Limited, Kwanda Platinum Mine (Proprietary) Limited, and Richtrau No. 179 (Proprietary) Limited, for an aggregate cash consideration of ZAR3.6 billion.

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
Pelawan Trust

The independent South African trust established in accordance with a trust deed dated September 2, 2004, the trustees of which are Deneys Reitz Trustees (Proprietary) Limited, Tumelo Motsisi and Asna Chris Harold Motaung.

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
RTO

Reverse Take-Over whereby Pelawan acquired a controlling share of Anooraq Resources as a result of the Pelawan Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004.

Royalty Bill

The third draft of the Mineral and Petroleum Resources Royalty Bill, placed before the parliament of South Africa as a money bill by the South African Minister of Finance on December 6, 2007, in relation to proposed royalties to be levied by the state in respect of mineral resources.

RPM	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum.
SARB	The Exchange Control Department of the South African Reserve Bank.
South Africa	The Republic of South Africa.

TSXV	TSX Venture Exchange Inc.
ZAR	South African Rand, the currency of South Africa.

Geological/Exploration Terms

Farm	A term commonly used in South Africa to describe the area of a mineral interest.
Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth's crust.
Feldspathic	Containing feldspar as a principal ingredient.
Gabbro	Course grained mafic igneous rock.
Mafic	Composed of dark ferromagnesian minerals.
Mineral Deposit	A deposit of mineralization that may or may not be ore. Ore is determined by a full feasibility study.
Mineral Symbols	Pt – Platinum; Pd – Palladium; Au – Gold; Ag – Silver; Cu – Copper; Cr – Chromium; Ni – Nickel; Pb – Lead; Rh – Rhodium; Ru – Ruthenium.
Mineralized Material

A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other materials factors conclude legal and economic feasibility. "Mineralized Material" does not include materials classed as "inferred", a classification that is acceptable under Canadian regulations (see "Resource Category (Classification) Definitions" below).

Norite	A coarse-grained plutonic rock in which the chief constituent is basic plagioclase feldspar (labradorite) and the dominant Mafic mineral is orthopyroxene (hypersthene).
Pyroxenite	A medium or coarse-grained rock consisting essentially of pyroxene, a common rock forming mineral.

Resource Category (Classification) Definitions

mineral reserve

Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") defines a “Mineral Reserve” as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

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

mineral resource

Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") defines a "Mineral Resource" as a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 – "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" of the Securities and Exchange Commission does not define or recognize resources. As used in this Annual Report, "mineral resources" are as defined in NI 43-101.

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

The Company’s annual financial statements have been audited by its current independent registered public accounting firm, KPMG LLP, Chartered Accountants for the fiscal years ended December 31, 2007, 2006, 2005 and the fourteen month fiscal year ended December 31, 2004, and by its former independent registered public accounting firm, De Visser Gray, Chartered Accountants, for the previous fiscal year. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 13 to the financial statements included herein provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to the Company and a reconciliation to US GAAP of the Company's financial statements.

The selected financial data is presented in Canadian dollars and in accordance with Canadian GAAP and United States GAAP.

CONSOLIDATED BALANCE SHEET DATA (in thousands of Canadian dollars)

	As at
CANADIAN GAAP	December 31,	December 31,	December 31,	December 31,	December	October 31,
	2007	2006	2005	2004	31, 2003	2003
Period End Balances					(unaudited)
Total assets	$16,953	$21,829	$13,836	$24,480	$30,991	$9,857
Total liabilities	12,220	12,853	379	1,413	179	528
Share capital and
contributed surplus	65,110	55,056	55,032	52,338	48,283	25,573
Deficit	(60,376)	(46,080)	(41,575)	(29,271)	(17,471)	(16,244)
Working capital	5,356	12,143	4,781	14,375	26,599	5,112
Equipment, net	105	73	174	198	13	17
Mineral property interests	9,079	8,241	8,502	8,494	4,200	4,200
Shareholders' equity	4,734	8,976	13,457	23,067	30,812	9,329

Number of shares
outstanding	185,208,607	148,220,407	148,220,407	148,020,407	54,009,607	40,164,172

US GAAP	December 31,	December 31,	December 31,	December 31,	December	October 31,
	2007	2006	2005	2004	31, 2003	2003
Period End Balances					(unaudited)
Total assets	$17,227	$21,829	$13,836	$24,480	$30,991	$9,857
Total liabilities	12,493	12,853	379	1,413	179	528
Share capital and
contributed surplus	65,110	55,056	55,032	52,338	48,283	25,573
Deficit	(60,376)	(46,080)	(41,575)	(29,271)	(17,471)	(16,244)
Working capital	5,356	12,143	4,781	14,375	26,599	5,112
Equipment, net	105	73	174	198	13	17
Mineral property interests	9,079	8,241	8,502	8,494	4,200	4,200
Shareholders' equity	4,734	8,976	13,457	23,067	30,812	9,329

Number of shares
outstanding	185,208,607	148,220,407	148,220,407	148,020,407	54,009,607	40,164,172

No dividends have been declared.

CONSOLIDATED STATEMENT OF OPERATIONS DATA (in thousands of Canadian dollars)

CANADIAN GAAP
	12 months	12 months	12 months	14 months	2 months ended	12 months
	ended	ended	ended	ended	December 31	ended
Statement of	December 31	December 31	December 31	December 31	2003	October 31
Operations Data	2007	2006	2005	2004	(unaudited)	2003
Investment and other
income	$800	$118	$120	$486	$24	$46
General and administrative
expenses	12,727	3,856	6,469	4,612	387	1,903
Exploration expenditures	2,369	767	5,955	8,901	864	1,973
Loss	(14,296)	(4,505)	(12,304)	(13,027)	(1,227)	(3,829)
Loss per common share	(0.08)	(0.03)	(0.08)	(0.18)	(0.03)	(0.11)

US GAAP
	12 months	12 months	12 months	14 months	2 months ended	12 months
	ended	ended	ended	ended	December 31	ended
Statement of	December 31	December 31	December 31	December 31	2003	October 31
Operations Data	2007	2006	2005	2004	(unaudited)	2002
Investment and other
income	$800	$118	$120	$486	$24	$46
General and administrative
expenses	12,727	3,856	6,469	4,612	387	1,903
Exploration expenditures	2,369	767	5,955	8,901	864	1,973
Loss	(14,296)	(4,505)	(12,304)	(13,027)	(1,227)	(3,829)
Loss per common share	(0.08)	(0.03)	(0.08)	(0.18)	(0.03)	(0.11)

See Item 17 for accompanying consolidated financial statements reconciled to United States generally accepted accounting principles for further details.

Annual Exchange Rates

The following table sets out the exchange rates, based on noon buying rates as published by the Bank of Canada, for the conversion of United States Dollars (USD) into Canadian Dollars (CAD) in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates for such periods.

USD/CAD

	12 months	12 months	12 months	14 months	12 months
	ended	ended	ended	ended	ended
	December 31	December 31	December 31	October 31	October 31
Fiscal period ended	2007	2006	2005	2004	2003
End of Period	0.99	1.17	1.16	1.20	1.32
Average for Period	1.08	1.13	1.21	1.30	1.44
High for Period	1.19	1.17	1.27	1.38	1.54
Low for Period	0.92	1.09	1.15	1.20	1.32

The following table sets out the exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of Canadian Dollars into South African Rand (ZAR) in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates for such periods.

CAD/ZAR

	12 months	12 months	12 months	14 months	12 months	12 months
	ended	ended	ended	ended	ended	ended
Fiscal period	December 31	December 31	December 31	December 31	October 31	October 31
ended	2007	2006	2005	2004	2003	2002
End of Period	0.145	0.165	0.184	0.213	0.192	0.156
Average for Period	0.152	0.169	0.191	0.202	0.181	0.147
High for Period	0.169	0.195	0.213	0.222	0.202	0.168
Low for Period	0.142	0.142	0.175	0.178	0.156	0.117

Monthly Exchange Rates

The following table sets out the high and low exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of United States Dollars into Canadian Dollars in effect for the following months.

USD/CAD

	January	February	March	April	May	June
	2008	2008	2008	2008	2008	2008
Low for the period	0.9909	0.9765	0.9844	1.0014	0.9841	1.0032
High for the period	1.0329	1.0171	1.0265	1.0234	1.0193	0.9690

The following table sets out the high and low exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of Canadian Dollars into South African Rand in effect for the following months.

CAD/ZAR

	January	February	March	April	May	June
	2008	2008	2008	2008	2008	2008
Low for the period	0.1344	0.1265	0.1222	0.1269	0.1279	0.1259
High for the period	0.1514	0.1341	0.1275	0.1347	0.1348	0.1307

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

No Ore

The Platreef Properties and the Ga-Phasha Project are in the exploration as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be ore. Although the Company believes that exploration data available is encouraging, particularly in respect to the Platreef Properties and Ga-Phasha projects, there can be no assurance that commercially mineable ore bodies exist. There is no certainty that any expenditure made in the exploration of the Company’s mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any ore body and place it into commercial production, the Company must raise substantial additional funding.

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

Additional Funding Requirements

The Lebowa Transaction and further development and exploration of the various mineral properties in which Anooraq holds interests is dependent upon Anooraq’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that Anooraq will be successful in obtaining the required financing.

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

Government Regulation

The exploration and mining activities of Anooraq are subject to various South African national, provincial and local laws governing prospecting, development, production, taxes, royalties, labour standards and occupational health, mine safety, toxic substances and other matters. Exploration activities and mining are also subject to various national, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of certain air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although Anooraq’s activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Anooraq’s business, results of operation and financial condition.

In 2003, the South African government presented the South African Parliament with the Royalty Bill, which proposed a royalty payable to the South African government for mineral production. In September 2006, the South African government issued a proposal to alter the proposed royalty rates, and a third draft of the Bill was placed before parliament on December 6, 2007, which confirms gross sales as the tax base but allows for deductions for beneficiation related expenses. The legislation has not yet been passed but is scheduled to become effective in 2009. It is currently not certain what the Act of Parliament resulting from the Royalty Bill will contain and what the effect of any resulting legislation will be. Due to this uncertainty, the Company is unable to definitively assess the impact thereof on its future operations. The Company may be adversely affected, as increased royalty fees may reduce the viability of the Company’s projects.

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

The Corporation’s mineral properties are subject to land claims which may adversely impact the Corporation’s mineral rights

Each of the properties in which the Company has mineral rights is the subject of restitution claims by local communities. These restitution claims are against the government of South Africa and not the Company. While the Company does not believe that these claims will have a material adverse impact on the Company’s mineral rights or operations, there can be no assurance that the restitution claims may not have some adverse impact on the Company’s mineral rights or ability to explore, develop or mine its mineral properties.

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

Although Anooraq maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance may not cover all the potential risks associated with a mining company’s operations. Anooraq may also be unable to maintain insurance to cover these risks at economically feasible premiums.

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

Political Risk

The principal assets of Anooraq are located in South Africa. As a result, it may be difficult for investors to enforce judgments obtained against Anooraq in Canada or the United States.

South Africa has recently undergone major constitutional changes to effect majority rule, and mineral title. Accordingly, many applicable laws are relatively new, resulting in risks such as possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Anooraq. Anooraq’s operations may also be affected in varying degrees by political and economic instability, power interruptions, terrorism, crime, extreme fluctuations in currency exchange rates, and inflation.

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

The Government of South Africa exercises control over such matters as exploration and mining licensing, permitting, exporting and taxation, which may adversely impact on Anooraq’s ability to carry out exploration, development and mining activities. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

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

Dependence on Key Personnel

Anooraq is dependent on a relatively small number of key employees, the loss of any of whom may have an adverse effect on Anooraq. HIV/AIDS is prevalent in Southern Africa. Employees or contractors of the Company may have or could contract this potentially deadly virus. There has been a steady emigration of skilled personnel from Southern Africa in recent years. Generally, the prevalence of HIV/AIDS could cause lost employee man-hours and the emigration of skilled employees could adversely affect Anooraq’s ability to retain its employees.

Exchange Rate Fluctuations

Anooraq conducts operations in currencies other than Canadian dollars. The Company maintains most of its working capital in South African Rands (“ZAR”) or ZAR-denominated securities and converts its Canadian funds to foreign currencies, predominantly South African Rand, as certain payment obligations become due. The Company does not hedge the Company’s foreign currency exposure. Accordingly, the Company is subject to fluctuations in the rates of currency exchange between the Canadian dollar and these foreign currencies, and these fluctuations could materially affect its financial position and results of operations.

The price of PGM is denominated in United States dollars and, accordingly, Anooraq’s future results of operations, if any, will be denominated and paid in United States dollars. In order to earn or maintain property interests, certain of Anooraq’s payments are to be made in the local currency in the jurisdiction where the applicable property is located. As a result, fluctuations in the United States dollar against the Canadian dollar and in each of those currencies against the South African Rand, or the local currencies of other jurisdictions where properties of Anooraq may be located, could have a material adverse effect on Anooraq’s financial results which are denominated and reported in Canadian dollars.

Foreign Subsidiaries

Anooraq conducts operations through foreign subsidiaries and joint ventures, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Anooraq’s ability to fund its operations efficiently or its ability to transfer funds between the various entities of the corporation. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Anooraq’s valuation and stock price.

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

Further, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Certain of Anooraq’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies

Certain of the directors and officers of Anooraq serve as officers and/or directors of other resource exploration companies and are engaged in, and will continue to be engaged in, the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Anooraq. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to Anooraq and their duties to the other companies on whose boards they serve, the directors and officers of Anooraq expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. The success of Anooraq and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

Significant Potential Equity Dilution

As at June 25, 2008 there were 7,670,000 options of Anooraq outstanding, of which all the options were in-the-money. Furthermore, subject to the settlement agreement with Pelawan dated as of December 28, 2006, the Company issued to the Pelawan Trust the BEE Warrants for the issue of 167 million Anooraq common shares. The BEE Warrants were exercisable until December 31, 2008 at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98,400,000 or is undertaken pursuant to a material transaction. On December 20, 2007, the Pelawan Trust exercised the BEE Warrants pursuant to an amended exercise procedure, by depositing an escrowed amount equal to the aggregate exercise price for the BEE Warrants (CAD 225 million or ZAR 1.586 billion) into an interest bearing account with Rand Merchant Bank (“RMB”), to be released pursuant to a deposit account agreement between RMB, Pelawan and Anooraq upon the satisfaction of certain release conditions. The Anooraq common shares underlying the BEE Warrants will be issued to the Pelawan Trust upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release. The exercise of the outstanding options and the issue of the Anooraq common shares underlying the BEE Warrants will result in the issue by Anooraq of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Anooraq's common shares.

Possible failure to complete the Lebowa Transaction

The Lebowa Transaction is subject to certain conditions and to normal commercial risks that the transaction may not be completed on the terms negotiated or at all. If closing of the Lebowa Transaction does not take place as contemplated, the Company could suffer adverse consequences, including the forfeiture of deposits or the loss of investor confidence.

Possible failure to realize anticipated benefits of the Lebowa Transaction

The Company is proposing to complete the Lebowa Transaction to realize its goal of becoming a significant PGM producer. Achieving the benefits of this and future acquisitions the Company may complete depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Company’s ability to achieve the anticipated benefits of these and future acquisitions.

Operational and resources and reserves risks relating to the Assets

The risk factors set forth herein relating to the mining business and the operations and reserves of the Company apply equally in respect of the assets that the Company intends to acquire pursuant to the Lebowa Transaction. In particular, the resources and reserve information contained in the technical report prepared by Snowden in respect of such assets is only an estimate of actual production from, and ultimate resources and reserves of, those properties. Reserves of those properties may be greater or less than the estimates contained in such report.

Risks related to the acquisition of mining properties

Acquisitions of mining properties or companies are based in large part on engineering, environmental and economic assessments made by the acquiror, independent engineers and consultants. These assessments include a series of assumptions regarding such factors as recoverability and marketability of PGM, environmental restrictions and prohibitions regarding releases and emissions of various substances, future prices of PGM and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the Company. All such assessments involve a measure of geologic, engineering, environmental and regulatory uncertainty that could result in lower production and reserves or higher operating or capital expenditures than anticipated.

Although title and environmental reviews are conducted prior to any purchase of resource assets, such reviews cannot guarantee that any unforeseen defects in the chain of title will not arise to defeat the Company’s title to certain assets or those environmental defects or deficiencies do not exist. Such deficiencies or defects could reduce the amounts distributable to shareholders, and could result in a reduction of capital.

Provisions in favour of Anglo Platinum in the Acquisition Agreements may adversely affect the Company’s interest in Lebowa and the Other Assets

The Holdco Shareholders Agreement places a variety of restrictions on Plateau, its subsidiaries and its controlling shareholders which are designed to safeguard the HDP status of Holdco for an initial period, and at all times to provide Anglo Platinum with a degree of control, independent of BEE considerations, over who is the ultimate controlling shareholder of Holdco. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled company. If a breach of these undertakings occurs and Pelawan fails to “remedy” or “cure” (as such terms are defined in the Holdco Shareholders Agreement) such breach within the periods specified in the Holdco Shareholders Agreement, then RPM may compel Plateau to sell its interests in Holdco to another HDP at the best possible price in the circumstances. Such a forced sale may affect the market price of the Company’s Common Shares if the forced sale occurs at less than fair market value of Plateau’s interests or if the new HDP is not viewed favorably by the market.

At any time during the term of the Holdco Shareholders Agreement, if a change in control of Holdco occurs (including a change in control approved of by the DME, or that arises out of a “cure” described above), then Plateau is required to “remedy” the change. If Plateau fails to “remedy” the change in control within the period specified in the Holdco Shareholders Agreement, then RPM will be entitled to compel the purchase by Plateau of RPM’s interests in Holdco for fair market value. There can be no assurance that Plateau will have sufficient funds to effect such a purchase.

If Plateau were forced to sell its interest in Holdco pursuant to the minority protections in the Holdco Shareholders Agreement, such a sale would have a materially adverse impact on the Company’s financial condition, cash flows and results of operations.

The Company’s operations may be adversely affected by the current South African electricity crisis

The Company’s mineral projects are supplied with power from Eskom, the South African national utility provider. Since mid-January 2008, South Africa has been in the midst of an electrical energy supply crisis. This crisis has arisen following an inconsistency between installed, available, electrical generation capacity and rapidly growing demand. On January 29, 2008, Eskom announced a three phase National

Stabilisation Plan which focuses on both demand side management and supply side stabilisation. Eskom will be moving through power rationing and power conservation phases during 2008/09 which require a national consumption reduction of 3,000 megawatts (MW). This has resulted in a planned load shedding across the country, with effect from April 1, 2008, to ensure system stability. The mining and industrial sectors have been operating under a 90% to 95% power supply constraint, which is likely to remain in force for the remainder of 2008 and 2009 with a real likelihood of short duration outages during the 2008 winter months. The first meaningful supply side increase from Eskom is anticipated to occur in 2012 when the first phase of the new Medupi Power Station comes on line. There can be no assurance that Eskom will deliver increased supply within this timeline. The Company is currently investigating supplementary power generation options and is taking steps to reduce its rate of electrical consumption, however, there can be no assurance that the supply of electricity from Eskom will be adequate or that the Company will be able to obtain supplementary sources of power. If Eskom is not able to supply a sufficient amount of electricity to the Company’s mineral projects, this may have an adverse impact on the Company’s operations, which would have an adverse impact on the Company’s financial condition.

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

The head office of the Company is located at 4th Floor, 82 Grayston Drive, Sandton, Johannesburg, 2146, South Africa, telephone (+2711) 883-0831 and the registered office is in care of its Canadian attorneys McCarthy Tétrault LLP at Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, telephone (604) 643-7100, facsimile (604) 643-7900.

2.	Summary Corporate History and Intercorporate Relationships

From 1996 to mid-1999, the Company’s mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African PGM project, the Platreef Properties (see Item 4D – "Further Particulars of Anooraq's Properties – The Platreef Properties"). The Company has two active Cayman Islands subsidiaries, N1C Resources Inc. ("N1C") and N2C Resources Inc. ("N2C"). These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands, and their use represents a common method for Canadian mining companies to hold foreign resource assets. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau, a private South African mining corporation purchased by Anooraq on August 28, 2001. Plateau holds the legal rights to the mineral interests ("farms") comprising the Platreef Properties.

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan, a private South African company, would combine their respective PGM assets, comprising the Company's PGM projects on the Northern Limb of the "Bushveld Complex" and Pelawan's 50% participation interest in the Ga-Phasha (previously known as "Paschaskraal") Project on the Eastern Limb of the Bushveld in the Republic of South Africa. The Ga-Phasha Project, located approximately 250 kilometers northeast of Johannesburg, has significant mineral resources outlined as well as encouraging potential. The Ga-Phasha Project consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber, a private South African corporation owned 50% by Anglo Platinum and 50% by the Company, through its wholly owned subsidiary, Plateau. The Ga-Phasha Project is a 50/50 joint venture between Anooraq's wholly owned South African subsidiary, Plateau, and RPM, a wholly owned subsidiary of Anglo Platinum, governed by, among other things, a shareholders' agreement relating to Micawber entered into on September 22, 2004, (the “Shareholders Agreement”).

Pursuant to the terms of the Pelawan RTO Share Exchange Agreement, the Pelawan transaction, which was completed in September 2004 and which constitutes a reverse take-over ("RTO") under the policies of the TSXV, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the "Consideration Shares") and cash payments totaling ZAR 15.7 million. The number of Consideration Shares issued took into account the potential dilutive effect of financings expected to be undertaken in the future to develop PGM mines, for example on the Ga-Phasha and the Drenthe-North Overysel deposits, such that Pelawan's ownership (initially 63%) of the issued and outstanding shares of Anooraq would remain at a certain minimum level (currently defined as 52%) on a going forward basis to maintain Anooraq as a BEE company, and consequently affording Anooraq with additional opportunities and greater flexibility under South Africa's new mining laws. Further, the dilution calculation allowed for approximately 7.9 million Consideration Shares to be sold by Pelawan during the twelve month period subsequent to the closing, all of which shares were sold by Pelawan on March 28, 2005. Of the remaining Consideration Shares, approximately 83.3 million shares (the "Lock up Shareholding") must remain held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project. Under the Mineral Development Act, and as specified in the agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52%, in order to ensure that Anooraq retains its classification as a BEE company.

The Pelawan RTO Share Exchange Agreement provided that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) took place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with such financings caused Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding allows for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally the Finalization Date was September 30, 2005 but that date, by agreement in November 2005 between Anooraq and Pelawan, was extended to December 31, 2006.

The Pelawan RTO Share Exchange Agreement further provided that, to the extent that no such dilutive financings actually took place by the Finalization Date, certain dilutive financings would be deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and, in this way, safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares would be required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the Pelawan RTO Share Exchange Agreement provided that the quantum of such deemed financings would equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies had not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Boikgantsho Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

Neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date to the earlier of:

(a)	the first date at which both the Drenthe-Overysel financing and the Ga-Phasha financings shall, in fact, have occurred;

(b)	any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, as defined; and

(c)	December 31, 2006.

In November 2006, Anooraq reached an agreement in principle with Anglo Platinum, whereby Anglo Platinum would undertake a USD10 million (ZAR 70 million) funding into Anooraq. Anglo Platinum, through its subsidiary RPM, loaned ZAR 70 million to Plateau. Plateau is required to use 85% of the funding for operational expenditures on the Ga-Phasha Project. Pursuant to security agreements entered into in connection with the loan, Plateau has ceded, as security, its interest in Micawber.

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the Deemed Dilutive Financings contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement:

(i)

In June 2007 Anooraq issued to the Pelawan Trust 36 million common shares (“Adjustment Consideration Shares”), representing a 50% reduction in the number of shares potentially to be issued under the original RTO transaction terms. The Company received regulatory approval for the issuance of the shares during 2007.

(ii)

Anooraq issued to the Pelawan Trust the BEE Warrants for the purchase of 167 million common shares in Anooraq. The BEE Warrants were exercisable until December 31, 2008 at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98,400,000 or is undertaken pursuant to a material transaction (a “Concurrent Financing”). The Company received regulatory approval for the issuance of the BEE Warrants during 2007.

(iii)

From the date of issue of the Adjustment Consideration Shares to the Pelawan Trust in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to the Pelawan Trust pursuant thereto are subject to a lock up arrangement and the Pelawan Trust is not entitled to dispose of any of these shares, save for the exemption referred to in (iv) below. After the closing date of the Concurrent Financing, the disposal of such shares shall remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO transaction (“the BEE Lock Up”).

(iv)

Anooraq has agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In order to finance the exercise of the BEE Warrants, the Pelawan Trust shall, in its sole discretion, be entitled to dispose of that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to the Pelawan Trust pursuant to such exercise, provided that all of the proceeds received by the Pelawan Trust from such disposal shall be applied by the Pelawan Trust to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

(v)

On the occurrence of a Concurrent Financing, the Pelawan Trust shall be obliged to exercise the BEE Warrants to ensure that, at a minimum, Anooraq retains its status as a 52% BEE controlled company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum Limited.

In connection with the exercise of the BEE Warrants by the Pelawan Trust, the Company entered into an amending agreement (the “Amending Agreement”) with Pelawan to amend the exercise procedure of the BEE Warrants to allow Pelawan to finance the exercise of the BEE Warrants by way of a bridge loan (“Bridge Loan Facility”) from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, on December 20, 2007, Pelawan exercised the BEE Warrants at a price per common share of $1.35 by depositing an escrowed amount equal to the aggregate exercise price for the BEE Warrants ($225 million or ZAR 1.586 billion) into an interest bearing account with RMB, to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between RMB, Pelawan Investments (Pty) Ltd and Anooraq upon the satisfaction of the following release conditions:

  the occurrence of the first of any of the following:

  Pelawan repaying the Bridge Loan Facility in full;

  Pelawan placing a new cash deposit (in ZAR) in an amount equal to the funds to be released from the Deposit Account with RMB, and Pelawan granting RMB its rights, title and interest in the cash deposit as security for the Bridge Loan Facility;

  Pelawan securing an on demand guarantee for an amount equal to the funds to be released from the deposit account. The guarantee will be in favour of RMB guaranteeing the performance of Pelawan’s obligations under the Bridge Loan Facility and should come from a counterparty acceptable to RMB and approved by the Company;

  Pelawan encumbering its Anooraq shares in favour of RMB. The value of the shares to be encumbered to RMB should equal the amount requested to be released from the deposit account. The share value is determined based on the share price of Anooraq on the TSX-V Exchange on a 5 day volume weighted average traded price, commencing 5 days prior to the date upon which value is determined, converted from Canadian Dollars to ZAR at the foreign exchange closing rate on the last day of the 5 day period; and

  evidence to the satisfaction of RMB that all necessary regulatory approvals in respect of the subscription of Anooraq shares and the issue thereof pursuant to Pelawan’s exercise of the BEE Warrants has been received.

The common shares underlying the BEE Warrants will be issued to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of receipt by the Company of the exercise price. Should the common shares underlying the BEE Warrants be issued in full, Pelawan’s resulting shareholding in Anooraq will increase to approximately 82% of the current issued and outstanding common shares of the Company. Should the release conditions not be satisfied, the warrant exercise will be void and Anooraq will not receive the proceeds of the exercise of the BEE Warrants nor the interest earned from the deposit account, and the BEE Warrants will continue to exist in accordance with their terms until expiry in accordance with the terms of the Settlement Agreement.

On September 4, 2007, Anooraq and Anglo Platinum announced that they had entered into a detailed transaction framework agreement (the “TFA”) relating to the Lebowa Transaction. Since that time, the Company’s efforts have been directed toward due diligence and other activities associated with the Lebowa Transaction. On April 14, 2008, the Company announced that it had executed definitive transaction agreements with Anglo Platinum giving effect to the Lebowa Transaction and on June 12, 2008 the Company announced an update on the Lebowa Transaction. The Company intends to fund the Lebowa Transaction acquisition price through a combination of debt and equity.

On May 20, 2008, the Company announced that it had executed a binding, credit approved term sheet with Standard Chartered Bank to provide the Company with sole underwritten debt finance of up to ZAR 1.7 billion as partial funding for the acquisition price under the Lebowa Transaction. In addition, Pelawan advised that it has executed a credit approved term sheet with Standard Chartered Bank to provide Pelawan with sole underwritten acquisition debt finance of up to ZAR 700 million. Pelawan will apply these funds towards refinancing the Bridge Loan Facility, which will result in the payment to the Company of the proceeds of the exercise of the BEE Warrants. The Company intends to use the proceeds of the BEE Warrants exercise, when received, as partial funding for the acquisition price under the Lebowa Transaction. The implementation of the abovementioned transactions are subject to fulfillment of certain conditions precedent standard for transactions of this nature, including the conclusion of definitive financing agreements.

It is expected that the balance of the financing required for the Lebowa Transaction will be raised through the issue of Anooraq common shares which will include issues to:

  the Bokoni Platinum Mine ESOP Trust (the share ownership trust established for the benefit of employees of Lebowa and to which Anglo Platinum will contribute an amount of approximately ZAR 112 million for purposes of subscription for Anooraq common shares); and
  the Anooraq Community Participation Trust (the share ownership trust established for the benefit of the communities interested in or affected by Anooraq’s operations and to which Anglo Platinum will contribute an amount of approximately ZAR 83 million for purposes of subscription for Anooraq common shares).

Certain amendments (“the Amendments”) are also being proposed to the current arrangements between the Company and Pelawan. The Amendments are required in order to harmonize the restrictions in the various agreements between Pelawan and Anooraq with those in the Holdco Shareholders Agreement and to allow for the completion and implementation of the Lebowa Transaction. The Amendments are subject to the approval of the shareholders of Anooraq.

Documents incorporated by reference in this Annual Report include audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Anooraq, copies of which are available on request from the offices of the Company or on SEDAR at www.sedar.com.

B.	Business Overview

1.	Anooraq's Business Strategy and Principal Activities

Anooraq is in the business of acquiring and exploring prospective mineral properties. Anooraq’s principal focus is exploration of PGM prospects in the Bushveld Complex, a prospective area for PGM deposits in South Africa, located about 250 km north of Johannesburg. Anooraq conducts its activities and holds its interests through Plateau.

Prior to January 2004, Anooraq had mainly focused on the acquisition and exploration of mineral properties on the Northern Limb of the Bushveld. Through the acquisition of Plateau and transactions with subsidiaries of Anglo Platinum, Anooraq has acquired interests in approximately 37,492 ha on the Northern Limb, called its Platreef properties, which are subdivided into the Central, South, North and Rietfontein Blocks and the Boikgantsho Joint Venure. The South and North Blocks are part of the Kwanda Joint Venture.

The Northern Limb has excellent potential for discovery and development of large scale PGM deposits that are amenable to open pit mining. From 2000-2003, programs were carried out in three areas of Anooraq’s large land package, with promising results from the Drenthe Farm and the Rietfontein Farm.

Work in 2004 continued to delineate the mineralization within the Platreef horizon on the Drenthe and Witrivier farms and the northern part of the Overysel Farm, under a joint venture named the Boikgantsho Joint Venture between Anooraq and a subsidiary of Anglo Platinum, with Anooraq as the operator. This work resulted in of expansion the Drenthe PGM deposit and discovery the Overysel North PGM deposit. The Company announced estimates of the indicated and inferred mineral resources for the deposits, and preliminary results of metallurgical test work for the deposits in late 2004.

As a result of the transaction with Pelawan (see Item 4A.2, "Summary Corporate History and Intercorporate Relationships") in 2004, the Company acquired a 50% interest in the Ga-Phasha Project on the Eastern Limb of the Bushveld Complex, which is operated by Anglo Platinum. Ga-Phasha has measured, indicated and inferred resources outlined in the UG2 and Merensky Reefs. Other operations that mine the UG2 and Merensky Reefs usually do so by underground methods.

In 2005, an infill drilling program was carried out on the Drenthe deposit under the Boikgantsho JV. Results confirmed the continuity of the mineralization within a provisional pit established during engineering work in 2004. Prefeasibility studies were initiated in 2005 but deferred in 2006 and 2007.

In 2006, Anooraq concluded an agreement whereby Anglo Platinum provided ZAR 70 million in funding to Anooraq via a term loan. Anooraq also affected an inward secondary listing on the JSE Limited and began trading on the JSE on December 19, 2006 under the trading symbol of ARQ. The Company also trades on the TSX-V (symbol ARQ) and American Stock Exchange (symbol ANO). In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 share exchange agreement.

Anooraq’s activities in 2006 and 2007 mainly focused on monitoring and providing input to exploration work by Anglo Platinum on the Ga-Phasha Project. The work included exploration drilling and preliminary mining, infrastructure and related studies toward completion of a prefeasibility study.

Lebowa Transaction

On September 4, 2007, Anooraq and Anglo Platinum announced that they had entered into a detailed transaction framework agreement, whereby Anooraq would purchase an effective 51% interest in Lebowa Platinum Mines (“Lebowa”) and increase its interest in the Ga-Phasha Project from 50% to 51%. The parties also announced that they had reached an agreement in principle for Anooraq to increase its interest in the Boikgantsho and Kwanda PGM projects from 50% to 51%. Since that time, the companies’ efforts have been directed toward due diligence and other activities associated with the transaction and work on the Ga-Phasha prefeasibility study has largely been deferred.

On March 28, 2008, Anooraq, through Plateau, entered into definitive acquisition agreements (the “Acquisition Agreements”) with Anglo Platinum and certain of its wholly-owned subsidiaries (collectively, “Anglo Platinum”) to acquire an effective 51% of Lebowa and an additional 1% of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project for an aggregate cash consideration of ZAR3.6 billion (the “Lebowa Transaction”).

Closing of the Lebowa Transaction is conditional upon satisfaction (or waiver) of various conditions, including:

1.	the completion by all parties of their respective due diligence reviews and satisfaction with the results thereof;

2.	Anooraq and Plateau obtaining sufficient debt and equity financing to fund the Lebowa Transaction purchase price;

3.	the approval of the shareholders of Anooraq of the Lebowa Transaction and related transactions;

4.	the approval of the South African Competition Authorities;

5.	the consent of the United Kingdom Treasury for Anglo Platinum to undertake the transaction;

6.	approval of the Lebowa Transaction and of certain transfers of mineral title relating to Ga-Phasha, Boikgantsho and Kwanda by the DME; and

7.	other regulatory approvals including, where necessary, the Exchange Control department of South African Reserve Bank, the JSE Limited, the TSX-V and AMEX.

The Lebowa Transaction is expected to close as soon as practicable following the satisfaction or waiver of all conditions. The parties have agreed on an outside cut-off date of November 30, 2008, or such later date as the parties may agree, for the fulfillment or waiver of the conditions to the Lebowa Transaction.

Following the Lebowa Transaction, the corporate structure of Anooraq and Anglo Platinum as applicable to the Lebowa Transaction, will be as follows:

Pursuant to the terms of the Acquisition Agreements, Anooraq will acquire 51% of the shares in, and claims on shareholders loan account against, Holdco. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project will be terminated and these projects will be transferred into separate companies, established as wholly-owned subsidiaries of Holdco, as shown above. Anglo Platinum has given Anooraq appropriate sale warranties in relation to the Lebowa Transaction.

Lebowa Transaction Funding

Anooraq intends to fund the purchase price for the Lebowa Transaction through a combination of debt and equity financing. The exercise of 167,000,000 common share purchase warrants (the “Warrants”) by Pelawan in December 2007, for aggregate proceeds of $225 million (ZAR 1.586 billion), will provide a portion of the funds required by Anooraq for this purpose. In connection with the exercise of the Warrants, Anooraq entered into an amending agreement (the “Amending Agreement”) with the Pelawan Trust to amend the exercise procedure of the Warrants to allow Pelawan to finance the exercise of the Warrants by way of a bridge loan from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, the Pelawan Trust exercised the Warrants by depositing an escrowed amount equal to the aggregate exercise price for the Warrants (CAD 225 million or ZAR 1.586 billion) into an interest bearing account with RMB, to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between RMB, Pelawan and Anooraq upon the satisfaction of certain release conditions. The Common Shares underlying the Warrants will be issued to the Pelawan Trust upon receipt by the Company of the exercise price per Common Share, plus the interest accrued thereon up to the date of release. Pelawan has advised Anooraq that it has entered into a credit approved term sheet with Standard Chartered Bank to provide Pelawan with sole underwritten debt finance of up to ZAR 700 million. Pelawan intends to apply these funds towards the refinancing the RMB bridge loan facility.

On May 20, 2008, Anooraq announced that it had entered into a binding, credit approved term sheet with Standard Chartered Bank for sole underwritten debt financing of up to ZAR 1.7 billion for the purpose of funding a portion of the Lebowa Transaction purchase price. Completion of this debt financing facility is subject to the satisfaction of certain conditions precedent and final documentation.

Other Commercial Terms of the Lebowa Transaction

Anglo Platinum has agreed to provide Anooraq with an interest bearing standby loan facility. This facility enables Anooraq to utilize up to 80% of all cash flows generated from the Lebowa operations should this be required to support external acquisition senior debt finance secured by Anooraq for the purposes of the Lebowa Transaction.

Anglo Platinum and Anooraq have agreed to various financing arrangements between them to implement the Anglo Platinum approved long term growth plan at Lebowa, as follows:

(i)	Anglo Platinum will incur for its own account the first ZAR 200 million required for development of the Middlepunt Hill UG2 decline expansion project; and

(ii)

Anglo Platinum will provide Lebowa with a project finance facility of ZAR 1.6 billion, representing the balance of the capital budget estimate for implementation of the Middlepunt Hill UG2 decline expansion project (“The MPH Facility”). The MPH Facility has an 8 year term, with a capital repayment holiday of one year, will bear interest at a facilitation interest rate and is subordinated in priority of repayment against certain other funding instruments within the Lebowa group.

Lebowa has entered into a five year concentrate off-take agreement with Anglo Platinum for the sale of Lebowa concentrates at competitive market rates, renewable at Lebowa’s election for a further 5 years. Anglo Platinum has extended options to Anooraq to acquire an ownership interest in Anglo Platinum’s Polokwane Smelter, which ownership interest will be relative to Anooraq’s group concentrate feed into the Polokwane Smelter from time to time and subject to certain conditions precedent.

Management and Control of Lebowa and Holdco

Anooraq and Anglo Platinum have entered into a shareholders’ agreement to govern the management of Holdco. Pursuant to this shareholders’ agreement, Anooraq has the ability to appoint the majority of the directors to the board of Holdco and all of its subsidiaries. Anglo Platinum will participate in key management decisions through committees established for that purpose.

Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as a company controlled by Historically Disadvantaged Persons, as envisaged in the South African Mineral Development Act and the Charter. The effect of these undertakings is that HDPs must maintain “effective” or “the equivalent” beneficial ownership of at least 26% in the assets of Holdco until the repayment of at least 60% of the MPH Facility (approximately 6 years) (“Initial Term”). These undertakings include that Pelawan, the HDP controlling shareholder of Anooraq, will not allow either its own level of HDP shareholding or its shareholding in Anooraq, to fall below 26% HDP beneficial ownership interest. If these shareholding levels should be breached, and Anooraq fails to exercise its rights to remedy such a breach, Anooraq may be required to dispose of its shares in Holdco to another HDP. It is important from Anglo Platinum’s perspective that the Anooraq group retain its current HDP control status and that Anooraq retains control of Holdco. Should there be a change of such control then Anglo Platinum may require Anooraq to acquire its shares in Holdco at a market-related price. In addition, should Anooraq wish to sell its entire interest in Holdco to a third party then Anglo Platinum have a tag along right relating to such sale. The parties have also granted each other reciprocal rights of first refusal relating to a proposed sale of their interests in Holdco.

In order to ensure a successful transition at Lebowa, Anglo American plc Group has agreed to provide certain essential services to Lebowa at a cost which is no greater than the costs charged to another Anglo American plc Group company for the same or similar services, for an initial period of one year.

Ongoing Funding

The board of Holdco, which will be controlled by Anooraq, has the right to call for funding either by way of shareholder loan or equity. If a shareholder should default on a cash call, the other shareholder may increase its equity interest in Holdco by funding the entire cash call, provided that during the Initial Term, Anooraq’s shareholding in Holdco cannot be diluted for default in respect of equity contributions.

Lebowa Employees and Communities

Anooraq and Anglo Platinum have agreed to establish:

(i)

the Bokoni Platinum Mine ESOP Trust (the share ownership trust established for the benefit of employees of Lebowa) to which Anglo Platinum will contribute an amount of approximately ZAR 112 million for purposes of subscription for Anooraq common shares; and

(ii)

the Anooraq Community Participation Trust (the share ownership trust established for the benefit of the communities interested in or affected by Anooraq’s operations) to which Anglo Platinum will contribute an amount of approximately ZAR 83 million for purposes of subscription for Anooraq common shares.

Lebowa

Anglo Platinum applied to the DME for conversion of the “old order” mining rights in respect of Lebowa to “new order” mining rights, as required by the Mineral Development Act. On April 29, 2008 Anglo Platinum announced that the DME has granted conversion of the “old order” mining rights related to Lebowa.

Lebowa is an operating mine located on the north-eastern limb of the Bushveld Complex, to the north of and adjacent to the Ga-Phasha Project. Lebowa consists of a vertical shaft and a decline shaft system to access the underground development on the Merensky Reef and UG2 Reef, as well as two concentrator plants. Approximate monthly production from the Merensky Reef is 85,000 tpm and from the UG2 Reef is 45,000 tpm. According to the Anglo Platinum 2007 Annual Report, production at Lebowa in 2007 was approximately 187,700 refined ounces of 4E from 1.33 Million tonnes (“Mt”) of ore milled.

Technical studies conducted by Anglo Platinum indicate that Lebowa’s value is maximized at a mining rate of 375,000 tpm, comprising steady state Merensky Reef production at 120,000 tpm and steady state UG2 Reef production of 255,000 tpm. Anglo Platinum has approved a long term growth plan for Lebowa, which includes various replacement and expansion projects to increase production to approximately 375,000 tpm, comprising steady state Merensky Reef production at 120,000 tpm and steady state UG2 Reef production of 255,000 tpm. Anooraq supports this growth plan, which will result in existing mining operations at Lebowa increasing in two stages:

  Stage 1 (2008-2013) comprises an expansion of Merensky Reef and UG2 Reef ore production to 245,000 tpm, with Merensky Reef production being increased to 120,000 tpm, initially from the Brakfontein Merensky Reef decline shaft system, and UG2 Reef production being increased to 125,000 tpm, initially from the Middelpunt Hill UG2 Reef decline shaft system.

  Stage 2 (2016 onwards) sees the further expansion of UG2 Reef production to 255,000 tpm with Merensky Reef production remaining at 120,000 tpm.

Both the Stage 1 and Stage 2 expansions at Lebowa will access the Merensky Reef and UG2 Reef from near surface to approximately 650 meters below surface. Anooraq considers this an advantage, as there will be no need for material refrigeration at depths above 650 meters below surface, resulting in a less constrained power requirement for the Lebowa mine than would be required for operations and projects accessing the reef at deeper levels.

Anooraq engaged international mining industry consultants to conduct a technical review of the Lebowa mine. The mineral resources and mineral reserves have been reviewed by Snowden Mining Industry Consultants. A technical report by independent qualified persons D.B. Gray, Pr.Sci.Nat., and B.C. Rip, Pr.Eng., FSAIMM, has been filed on www.sedar.com. The Lebowa technical report confirmed the following mineral resources and reserves at the Lebowa mineral properties:

LEBOWA MINERAL RESERVES & RESOURCES
DECEMBER 2007
	TONNAGE	4E	CONTAINED	Pt	Pd	Rh	Au
CATEGORY	(Mt)	(g/t)	4E (Moz)	(g/t)	(g/t)	(g/t)	(g/t)
MERENSKY MINERAL RESERVES
Proven	23.1	4.25	3.20	2.62	1.20	0.15	0.28
Probable	5.4	4.06	0.70	2.50	1.12	0.16	0.28
Proven & Probable	28.5	4.22	3.90	2.59	1.19	0.16	0.28
UG2 MINERAL RESERVES
Proven	34.1	5.29	5.80	2.18	2.57	0.44	0.10
Probable	9.4	5.04	1.50	2.11	2.39	0.44	0.09
Proven & Probable	43.5	5.23	7.30	2.17	2.53	0.44	0.10
MERENSKY MINERAL RESOURCES
Measured	25.0	5.68	4.57	3.65	1.51	0.21	0.30
Indicated	27.4	5.51	4.86	3.46	1.52	0.20	0.33
Measured & Indicated	52.4	5.61	9.43	3.55	1.52	0.20	0.32
Inferred	103.2	5.30	17.58	3.34	1.45	0.20	0.31
UG2 MINERAL RESOURCES
Measured	107.6	6.60	22.84	2.70	3.23	0.55	0.12
Indicated	71.3	6.56	15.32	2.70	3.20	0.53	0.13
Measured & Indicated	178.9	6.58	38.16	2.70	3.22	0.54	0.12
Inferred	145.0	6.61	30.82	2.72	3.23	0.53	0.13

The Mineral Reserves and Mineral Resources stated are for 100% of Lebowa. Anooraq’s interest will be 51% of the above once the Lebowa Transaction is completed. Mineral Resources are exclusive of Mineral Reserves.
Mineral Resources that are not Mineral Reserves have potential economic viability but have not yet been demonstrated by an approved mining plan. Measured and Indicated Mineral Resources are generally located within 650 meters depth from surface. Inferred Mineral Resources are generally located beyond 650 meters depth.
4E = Pt+Pd+Rh+Au
For Mineral Reserves, the Merensky pay limit (break even) varies between 1.3 and 4.8 g/t 4E and the UG2 pay limit (break even) varies between 1.3 and 4.4 g/t 4E across all operations of Anglo Platinum. Cut-off grades of 2.4 to 3.5 g/t 4E depending on reef characteristics are applied to Merensky Mineral Resource statements. A cut-off grade of 1.8 g/t 4E is applied to UG2 Mineral Resource statements.
Contained metal for reserves has recoveries applied. No recoveries are applied for contained metal for resources.

Cautionary Note to Investors Concerning Technical Review of Lebowa

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of Lebowa. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical review at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

To determine the longer potential of the mine, an economic analysis has also been done as part of the technical review using South African Rand as the currency and analyst consensus estimates of metal prices and exchange rates to 2012. Long term average US dollar metal prices are: Pt-$1273/oz, Pd-$332/oz, Rh-$3669/oz, Au-$741/oz, Ni-$8.64/lb and Cu-$1.67/lb.

The capital and operating costs stated are estimated to a 90% level of accuracy for projects approved by Anglo Platinum, i.e. the mineral reserves above. Certain Indicated and Measured Mineral Resources (51.9 Million tonnes grading at 4.49 4E g/t), which have been demonstrated to have economic viability through prefeasibility studies but do not yet have a mine plan approved by Anglo Platinum, were also included to determine the longer term potential of the mine.

The table shows the after tax and royalty results of the technical review in real terms for the life of mine for 100% of Lebowa. Anooraq’s interest after completion of the Lebowa Transaction will be 51%.

TECHNICAL REVIEW OF LEBOWA
APRIL 2008
Life of Mine	34 years
Life of Mine Tonnes Treated	124 Million tonnes
4E Grade	4.49 g/t
4E	17.9 Moz
Pt	8.5 Moz
Pd	7.7 Moz
Rh	1.2 Moz
Au	0.5 Moz
ZAR/USD exchange rate	8.09

4E Basket Price ZAR/kg	272,144
Operating Cost ZAR/ 4E kg	85,512
Operating Cost ZAR/Tonne	384
4E Basket Price USD/ oz	1,048
Operating Cost USD/ 4E oz	329

	ZAR Millions	CAD Millions
Gross Revenue	143,414	18,698
Total Capital Cost	11,029	1,438
Expansion & Replacement	7,659	999
Stay in Business	3,370	439
Operating cost	47,609	6,207
Gross Profit	95,806	12,491
Free Cash Flow	54,822	7,148
Net Present Value (at 5.0% discount rate)	23.747	3,096
Net Present Value (at 7.5% discount rate)	16,888	2,202
Net Present Value (at 10% discount rate)	12,553	1,637

CAD values converted at an exchange rate of 7.67 as at 12 April 2008.
Stay in Business capital is the sustaining capital.
Basket price is total metal value per refined 4E kilogram and takes into account different ratios of the metals for Lebowa.

Anooraq does not have any operating revenue, although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

The Company does not have any resource properties on which commercial mining operations exist. No ore is known to exist on any of the Company's projects and a great deal of exploration will be required before economic feasibility can be considered.

The Company is not dependent on any patents, licenses or commercial or financial contracts; however, its work is dependent on the acquisition of prospecting permits and, ultimately, if economic mineral deposits are found, on the acquisition of environmental and mining permits. Further information on mineral rights and prospecting and mining permits is provided below.

2.	Mining and Exploration in South Africa

The South African mining sector has undergone a series of significant legislative changes in the past few years.

In order to understand these legislative changes, the form of "old order" mineral tenure that currently prevails in South Africa and which will be significantly altered and replaced by a "new order" form of mineral tenure must first be discussed.

Old Order Mineral Tenure in South Africa

Mineral tenure is governed primarily by the common law and the Minerals Act 1991 ("Minerals Act 1991"). The South African system of mineral rights developed over many years under a dual system in which some of the mineral rights are owned by the State, and some by private holders. The State controlled the exercise of prospecting and mining rights under the administrative system of prospecting permits and mining authorizations referred to below. Mineral rights were officially registered and were tradable. They have historically been the subject of considerable financial investment that has resulted in the acquisition and registration of rights by prospectors and miners over relevant areas of interest.

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

The Mineral Development Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the nation, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. "Use it or lose it" principles will now apply in respect of mineral rights. Provision is made in the Minerals Act for compensation to be paid to any person who is able to establish that their property has been expropriated under the Mineral Development Act. On May 3, 2004, the DME announced that it was seeking legal advice on the implications of the Mineral Development Act in light of South Africa's international agreements. Most of the complexity of the new regime lies in the transitional provisions which deal with the conversion of "old order" rights to "new order" rights. Private holders of old order mineral rights have limited exclusive time periods to convert these rights to new order rights once the Mineral Development Act has come into effect. Holders of old-order mining rights in respect of which a mining authorization has been granted under the Minerals Act 1991 have until April 30, 2009 to lodge their rights for conversion into new order mineral rights. Old order mineral rights in respect of which a prospecting permit has been issued under the Minerals Act 1991 were to be converted to new order prospecting or mining rights no later than April 30, 2006. All old order rights will continue in force during the conversion period, subject to terms and conditions under which they were granted. Security of tenure will thereafter be guaranteed for a period of up to 5 years with respect to prospecting rights, and up to 30 years with respect to mining rights, subject to a rights holder's ongoing compliance with the conditions of grant.

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

New Order Mineral Tenure status of Anooraq

Anooraq has been advised that:

  the old order prospecting rights held by Plateau in relation to the Platreef Properties constitute "used" old order rights, in relation to which Plateau had until the earlier of the expiry dates of the relevant prospecting permits (which range from October 2005 to November 2006) and April 30, 2006 to apply for conversion to new order prospecting rights. The application for conversion has been made; and
  the old order mining rights held by Micawber in relation to the Ga-Phasha Project constitute "used" old order rights, in relation to which Micawber has until April 30, 2009 to apply for conversion to new order mining rights.
C.	Organizational Structure

Anooraq operates through one indirect wholly owned principal subsidiary, Plateau, which holds various rights to the mineral projects in South Africa.

Pelawan Investments
(South Africa)
100%
Pelawan Trust
(South Africa)
Public shareholders
64.6%
35.4%
Anooraq
(Canada)
100%
N1C Resources
(Cayman Islands)
100%
N2C Resources
(Cayman Islands)
100%
Plateau Resources
(South Africa)
RPM
(South Africa)
50%
50%
50%
50%
Rietfontein
JV Project
Kwanda
JV Project
Boikgantsho
JV Project
Micawber
(South Africa)
100%
Ga-Phasha
JV Project

Anooraq has a management service agreement with Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.). HDSI is a private corporation, consisting of technical and financial specialists that have been managing projects for publicly listed companies throughout the world for twenty years. A key aspect of HDSI's approach to project development is to develop and maintain strong relationships with local communities, employees and government authorities from the start of exploration and as the project advances towards becoming a mine. Personnel have experience in multiple foreign jurisdictions, and the perspective gained has assisted with the integration of local communities in the exploration and development programs.

Activities are guided by two simple principles - projects must be developed in a manner that respects local socio-economic priorities and incorporates the highest quality of environmental management. This is done by actively fostering close partnerships with local governments and community leaders to ensure that projects create the kind of local benefits that residents both want and need. When undertaking projects in the developing world, HDSI seeks opportunities to improve local infrastructure such as roads and educational systems. Training is undertaken to ensure local residents are equipped to gain employment, and high standards of occupational health and safety are an integral part of HDSI’s work.

Beyond compliance with government regulations and standards, HDSI is committed to structuring the best environmental management plan for each specific site through innovation, experience and the contributions of specialized consultants and local experts. Environmental management programs begin with rigorous baseline assessments, and include ongoing monitoring of water quality, wildlife impacts and other key indicators. The ecological footprint of all project components is minimized, operational impacts are consistently monitored and controlled, and site restoration is conducted at the end of each project's working life.

Anooraq has approximately ten employees, and much of its work is done by consultants at the request of management of the Company. Many of the Company's technical, financial and legal services are provided by HDSI and Pelawan.

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

Figure 1. Location of Platreef and Ga-Phasha properties, South Africa

Regional Geology

The Bushveld Complex was formed when a large body of mafic magma was emplaced in the earth’s crust. As the magma slowly cooled, silicate, sulphide, oxide and other minerals crystallized and sank to the bottom of the magma chamber, to form texturally and mineralogically distinctive layers. The removal of the more refractory minerals in this way depleted the magma in the crystallising components and enriched the residual magma in the less refractory elements. During this process PGM, nickel and copper (usually occurring with, or as, sulphide minerals) became sufficiently enriched to form mineralized horizons at predictable levels within the intrusion. As a result, the Bushveld Intrusive Complex plays host to layered PGM deposits, usually with significant nickel and copper contents.

Many of the layers within the Complex, including the economically important horizons, are continuous over tens of kilometers. However, the uniformity of the Merensky and UG2 horizons is disrupted in places by small circular depressions known as potholes.

In the Western and Eastern Bushveld Complex, PGM mineralization is currently extracted from two main horizons within the layered sequence of intrusive rocks: the Merensky Reef and the UG2 chromitite (a layer consisting largely of the mineral chromite). The UG2 layer lies below and essentially parallel to the Merensky Reef but the two units are separated by 50 to 400 meters of intervening layered intrusive rocks. The Merensky Reef is platinum rich relative to the UG2, where platinum and palladium occur in more or less equal proportions. The UG2 typically contains significantly more rhodium than the Merensky Reef (i.e. 10% or more of total PGM in places). The Platreef occurs on the Northern Limb of the Complex. It lies at a similar stratigraphic level to the Merensky Reef but at 100-250 meters, is much thicker. The Platreef is also mineralogically similar to the Merensky Reef but its platinum-palladium ratios, at ~1:1, are more like those in the UG2 horizon.

The Platreef Project

Location and property description

The Platreef Project is located near the town of Mokopane in South Africa, approximately 275 kilometers northeast of Johannesburg. The property holdings comprise all or parts of 20 mineral properties, totalling 37,492 hectares. These are divided into four areas: the Central Block, the Rietfontein Block and the North and South Blocks (the Kwanda JV) and the Boikgantsho JV.

Figure 2. Property Holdings, Platreef Project

The Platreef Project area is readily accessible via the main N1 expressway from Johannesburg to the city of Mokopane, which is approximately 35 km south of the Central Block. Access from Mokopane to each of the North Block, the Central Block, the Rietfontein Block and the South Block is via paved Provincial highways. Individual farms, if not directly accessible from Provincial highways, are well served by a comprehensive network of well-maintained dirt roads and farm tracks.

No surface rights have been secured on the Anooraq property to date. Once the required area has been established, it would be necessary to negotiate a purchase agreement with the surface rights owner(s). Prices are expected to range between ZAR 2,000/ha ($294) and ZAR 5,000/ha ($736) depending on the infrastructure required to be developed on the farms.

Prospecting or mineral rights held by Anooraq, through Plateau, and its joint venture partners are listed in the table below:

Table 1. Platreef Mineral Rights

Property or Farm	Type and status of mineral rights
North Block:
Ham 699 LR
Gilead 729 LR
Elberfield 731 LR
Gideon 730 LR
Chlun 735 LR
Swerweskraal 736 LR
South Block:
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

Central Block:
Portion 2 of the Farm Elandsfontein 766 LR
Malokongskop 780 LR
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

Central Block

The Central Block consists of eight farms acquired by Plateau prior to its joint ventures with Anglo Platinum. It also includes one portion of the Dorstland farm acquired by way of an agreement with Rustenberg (see Kwanda JV below). Rietfontein 2KS, Drenthe 778LR, Witrivier 777LR and Dorstland 768LR were acquired through an agreement with Pinnacle Resources in 1999. Others are administered by the DME.

Rietfontein Block

On October 10 2001, Plateau entered into an agreement with African Minerals Limited, now Ivanhoe Platinum (“Ivanplats”), whereby Ivanplats had the right to earn a 50% joint venture interest in the Company’s 2,900 hectares Rietfontein 2KS Farm. Under the terms of this agreement, Ivanplats was to incur at least CAD 750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein 2KS in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein 2KS.

There continues to be disagreement over whether Ivanplats ever presented an 'exploration program' as contemplated by the parties and their agreement. Further disagreement exists with respect to the expenditure budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. This affects whether or not Ivanplats completed its earn in requirements. Plateau and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement. The outcome of the discussions and arbitration are not currently determinable.

Kwanda JV (North Block and South Block)

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("RPM"), a wholly owned subsidiary of Anglo Platinum, for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex.

Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totaling ZAR 25 million within five years. The Company is required to, and did, spend ZAR 2.5 million in year one, ZAR 5 million in year two, and is required to spend ZAR 5 million in each of years three and four and ZAR 7.5 million in year five. The Company has not completed its exploration expenditure requirement from year three to five, and both parties have mutually agreed to suspend indefinitely the expenditures requirements for years three to five.

If a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. RPM will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of RPM's interest and any participation in the venture by a Historically Disadvantaged South African partner will be provided out of Anooraq's interest.

Boikgantsho JV (Drenthe, Witrivier and Overysel North)

On November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement (the "Boikgantsho JV") with Potgietersrust Platinums Limited, a wholly owned subsidiary of Anglo Platinum. The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

The objective is to explore and develop a large-scale open pit deposit with the potential to utilize nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company contributed its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and will contribute the Witrivier 777LR farm if the deposit extends north on to Witrivier 777LR. PPRust is contributing its rights to the northern portion of the Overysel 815LR farm which lies south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Joint Venture Agreement, the Company and Anglo Platinum formed an initial 50/50 Joint Venture to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR 12.35 million (of which the entire amount has been spent) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation, the joint venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. Anooraq or Anglo Platinum, as the case may be, each has the right to make a cash payment to the other party or to fund additional capital contributions to equalize their respective contributions. During development, the Boikgantsho JV will be seeking a Black Economic Empowerment partner to participate in the project (which may be Anooraq itself) with the original Boikgantsho JV partners dividing the remaining interest.

Should the Company choose not to proceed, Anglo Platinum has the option of acquiring the Company's interest at the aggregate of (i) the net present value of exploiting the Company's mineral rights as a stand-alone mining operation, by applying an agreed discount rate as determined in the BFS, and (ii) all exploration expenditures (as defined in the agreement) incurred by the Company up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time pursuant to a formula taking into account expenditure on the project by the contributory parties. Anglo Platinum will remain entitled to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access from Johannesburg to the central portion of the Platreef Project area is via highway N1 to the city of Mokopane, then 35 kilometers to the north-northwest via well maintained secondary roads. There are nearby highways, railways, and high capacity electrical transmission lines.

The climate is semi-arid with moderate winter temperatures in the 20 degrees C range, typically increasing to 35 degrees C in summer.

Water from existing community wells and a well sunk by Anooraq is available for drilling on the property. Groundwater studies will be required to identify adequate supplies of process water for any mining operation.

The terrain is relatively flat, with a mean elevation of 1,100 meters; therefore, there are no prohibitive physical obstacles to inhibit exploration of the Platreef Properties. Vegetation is generally sparse and consists mostly of various thorn bushes.

History

Exploration on the Platreef Properties prior to the involvement of Plateau in 1998 had been sporadic in spite of numerous historic drill holes identifying extensive PGM mineralization on the Farm Drenthe 778LR.

Rietfontein Block

Drilling by Ivanplats to test the Platreef target on Rietfontein began in July 2002. Thirty-six vertical core holes were drilled at spacings of 100 to 200-meter intervals along strike and 50 to 150 meters across the width of the Platreef pyroxenite. A further 31 diamond drill holes, totalling 6,374 meters, were drilled in 2003. This drilling has outlined a zone of PGM mineralization in the Platreef over a strike length of

1,600 meters on Farm Rietfontein, adjacent to the Turfspruit boundary. No work was done on the Rietfontein Block in 2005, 2006 or 2007.

Kwanda JV

In 2002, Plateau carried out an integrated exploration program of airborne geophysics, grid geochemistry and geological mapping in the area, tracing a pyroxenite unit that hosts a PGM deposit on an adjacent farm for six kilometers on the South Block property. A diamond drilling program, comprising 15 holes (2,465 meters) conducted in 2003 did not encounter significant PGM mineralization. An airborne geophysical survey was flown over the Platreef properties, including the North Block during the same period. No work has been done on the South or North Blocks in 2005, 2006 or 2007.

Central Block

Between 1998 and 2002, Plateau completed 44 diamond drill holes completed on the farms Drenthe 778LR and Witrivier 777LR, confirming mineralization in the Drenthe deposit as well as tracing the mineralized horizon along 4.5 kilometers.

A Preliminary Assessment of the Drenthe deposit done in 2003 based on the resources estimated to that time and a preliminary open pit design provided encouraging results.

Drilling programs prior to 2004 had established a mineralized corridor extending for approximately 2,100 meters, within which several 10 to 20-meter thick zones of mineralization with PGM concentrations in the range 0.5 -2.5 g/t 4PGM, defining the Drenthe deposit.

Boikgantsho JV

Two phases of drilling were completed in 2004 to further delineate mineral resources and provide samples for metallurgical testing. Forty-six holes (19,570 meters) were drilled on the Drenthe Farm, 27 holes (5,261 meters) on the Witrivier Farm and 64 holes (12,739 meters) on the northern part of the Overysel Farm. Drill holes were generally spaced at 100-meter intervals along lines 100 meters apart on all three farms, except on the Drenthe farm where large areas were drilled at 50-meter spacing along lines 100 meters apart. The drilling programs expanded the Drenthe deposit and outlined a new deposit called the Overysel North. A resource estimate was done based on drilling to mid September 2004 (see Estimates of Mineralization, below). Mineralization remains open to the north and down dip to the west.

Mineralogical investigations showed the PGM grains to be quite coarse (45 microns average) with 80 percent of the PGM grains occurring as discrete grains separate from the base metal sulphides, and less than 10 percent associated with gangue. Initial rougher flotation tests showed high recoveries (Pd - 89%, Pt - 84%, Ni - 83%) at a relatively coarse grind of 60 percent finer than 75 microns.

An updated Preliminary Assessment was done in March 2005. The Preliminary Assessment was based on an open pit operation utilizing indicated and inferred mineral resources (Tables 2 and 3) estimated for the Drenthe and Overysel North deposits. As the Preliminary Assessment included inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, there is no certainty that the results of the Preliminary Assessment will be realized.

For the study, the in pit resource was capped for a mine life of 32 years or 160 million tonnes grading 1.05 g/t 3PGM (0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au), 0.12% Ni and 0.08% Cu at a USD10.50/tonne cut-

off. The mill feed rate used was 5 million tonnes per year. A conventional mill circuit, comprising crushing, grinding and two stage flotation was envisaged, using head grade driven concentrator recoveries of: platinum 75%, palladium 75%, gold 75%, copper 80% and nickel 75%. Mining costs for the study and processing costs were derived from studies were based on estimates provided by South African mining contractors. Administrative and environmental costs were based on contract submissions.

The Preliminary Assessment used US dollars (USD) and South African Rand (ZAR), a ZAR: USD exchange ratio of 7:1 and expected long term metal prices of USD650/oz for platinum, USD250/oz for palladium, USD375/oz for gold, USD4.00/lb for nickel and USD1.00/lb for copper. The pre tax and pre-royalty model forecasted an internal rate of return of 25%, and a net present value of USD300.5 million at 5% discount and USD138.8 million at 10% discount. The estimated capital cost was USD152.8 million with a payback of 3 ¼ years. The operating cost was USD9.52 per tonne milled.

Drilling in 2005 focused on the Drenthe deposit and tested the entire area within the provisional open pit design for the Drenthe deposit used for the March 2005 Preliminary Assessment. The 24,400-meter program was comprised of 136 vertical holes drilled at 50-meter intervals along 50-meter spaced lines. The results were consistent with previous, wider spaced drilling, and confirmed the continuity of the PGM mineralization within the Drenthe deposit. The information was compiled and the block model was updated. Engineering studies toward a prefeasibility study on the Boikgantsho JV Project were also initiated in 2005, but further work was deferred in 2006 and 2007.

Geological Setting and Mineralization

Regional mapping, geophysical data and drilling at various spacings suggest that the Platreef extends for some 12 kilometers on the Platreef property. PGM mineralization within this 70-250 meters thick succession is commonly associated with pyrrhotite (iron sulphide), chalcopyrite (copper sulphide) and pentlandite (nickel sulphide).

The entire Platreef rock package is mineralized to some extent, containing anything from 100 parts per billion (ppb) up to approximately 10,000 ppb PGM in places. The configuration of a mineralized zone is therefore a function of chosen cut-off grade typically, in the range 0.5 g/t to 1.0 g/t, and not confined to individual rock units. Nevertheless, these chemically defined zones typically form ‘layer-like’ bodies, or ‘reefs’ in South African terminology, which lie sub-parallel to the general igneous strike and dip of the Platreef rock package.

The weathering profile is variable and can extend as deep as 66 meters. Generally, less than 50% of drill holes exhibit any degree of strong weathering, to a mean depth of 14.2 meters.

Sampling and Analysis, and Security of Samples

The flow chart in Figure 3 illustrates the sampling and analytical protocol for the Platreef cored drill holes.

Figure 3. Analytical flow sheet

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

Mineral Resource Estimates

Resource estimates were completed for the Drenthe and Overysel North deposits as outlined by drilling to mid-September 2004. Indicated and inferred resources for the deposits are tabulated below:

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This section uses the term “indicated resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Table 2. Boikgantsho JV Indicated Mineral Resources
Nov 2004 at a USD20 GMV/t cut-off

Deposit	Tonnes (millions)	3PGM (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni (%)	Cu (%)
Drenthe	132.24	1.25	0.53	0.62	0.09	0.14	0.09
Overysel North	44.42	1.64	0.67	0.87	0.10	0.10	0.06
Total	176.66	1.35	0.57	0.69	0.09	0.13	0.08

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table 3. Boikgantsho JV Inferred Mineral Resources
Nov 2004 at a USD20 GMV/t cut-off

Deposit	Tonnes (millions)	3PGM (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni (%)	Cu (%)
Drenthe	88.64	1.16	0.49	0.58	0.09	0.15	0.09
Overysel North	15.71	1.63	0.65	0.88	0.10	0.11	0.06
Total	104.35	1.23	0.52	0.63	0.09	0.14	0.09

Notes to tables 2 and 3:
Numbers represent 100% of the mineral resources, of which 50% are attributable to Anooraq.
Gross Metal Value per tonne (GMV/t) is sum of Pt, Pd, Au, Cu and Ni grades multiplied by the following metal prices:
Pt – USD650/oz; Pd – USD250/oz; Au – USD375/oz; Ni – USD4/lb; Cu – USD1/lb.

G.J. van der Heever, Pr.Sci.Nat., of GeoLogix, an independent qualified person, is responsible for the resource estimate described in technical reports filed at www.sedar.com.

Recent Exploration

Work on the Platreef Properties, including the Boikgantsho prefeasibility study, was deferred in 2006 and 2007 as the Company focused its financial resources on the Ga-Phasha Project.

Plan of Operation – 2008

Planning to resume prefeasibility study work in 2008 is underway. The estimated overall project budget for 2008 is $482,000.

The Ga-Phasha Project

Property Description and Location

The Ga-Phasha Project is located on the Eastern Limb of the Bushveld Complex, approximately 45 kilometers north northwest of the Limpopo Province town of Steelpoort and 250 kilometers northeast of Johannesburg. The property consists of four farms, covering an area of approximately 9,700 hectares, held by Micawber 277 (Proprietary) Limited, a private South African corporation owned 50 percent by Anglo Platinum through its wholly owned subsidiary Rustenburg Platinum Mines and 50 percent by Anooraq through its wholly owned South African subsidiary Plateau Resources (Pty) Ltd. The 50:50 joint ventures between Plateau and Rustenburg is governed by, among other things, a shareholders agreement relating to Micawber dated September 22, 2004.

Figure 4. Mineral Rights Holdings, Ga-Phasha Project Area

Micawber holds PGM mineral rights within the UG2 and Merensky Reefs on the farms Klipfontein 465KS, Avoca 472 and DeKamp 507 KS and a portion of Paschaskraal 466KS. Micawber has a lease over the PGM mineral rights for the remainder of Paschaskraal 466KS, which are held by the state. There are nominal annual fees to maintain the farms.

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

Klipfontein 465 KS Paschaskraal 466 KS De Kamp 507 KS Avoca 472

Surface rights on Paschaskraal 466KS, Klipfontein 465KS, De Kamp 507KS and Avoca 473KS are held by the state in trust for local tribal authorities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Ga-Phasha site is located in a region of sparse development with little infrastructure. Access to the site is gained via gravel roads from Steelpoort or Burgersfort to the southeast and from Polokwane approximately 80 kilometers to the northwest.

Recent development at the neighbouring Twickenham-Hackney mine has resulted in infrastructure improvements such as paved roads, power lines, and water supplies.

The climatic conditions are typical of the Limpopo Province. Temperatures in summer are warm to hot, averaging 26 to 30 degrees C, and are moderate to cool in winter. The area is considered semi-arid, with annual rainfall of 529 mm, which is below the average for South Africa. The rainy season extends over the months of October through April.

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

History

There has been a considerable amount of exploration on the Klipfontein and Paschaskraal farms by past operators such as JCI, Anglovaal and Anglo Platinum, with well over 300 drill holes completed.

Initial metallurgical test work by Anglo Platinum showed a very good flotation response with platinum group element recoveries ranging from 92.7% to 96.5% . The good flotation response was attributed to the predominant association of PGM with base metal sulphides, which are coarser than those present in UG2 in the western Bushveld. Nickel, copper and sulphur recoveries were good for UG2 type ore, namely: 14-24% nickel, 77-86% copper and 83-90% sulphur.

In 2002, Anglo Platinum completed an economic study on the UG2 deposit (equivalent to a preliminary assessment because inferred resources were also used). This study envisioned an underground mine very similar to that being developed on the neighbouring Twickenham property, using down dip semi-mechanized reef mining and access by twin shaft declines. Each decline shaft comprises three barrels: a decline ramp for equipment, a conveyor decline, and a chairlift decline for moving personnel.

Ore was to be treated at the Twickenham concentrator. Based on twin declines producing 100,000 tonnes per month from the UG2 Reef only, Anglo Platinum concluded the project was an attractive investment and subsequently encouraged BEE group participation.

In February 2004, Anooraq commissioned a resource estimate for the Ga-Phasha Project utilizing drill hole information made available by Anglo Platinum from 299 drill holes drilled between 1966 and 2002. For the Merensky Reef on the Paschaskraal and Klipfontein frams, the resource estimation excluded the first 40 meters below surface, which is considered as an oxidized zone. Specific Gravity for the Merensky Reef was 3.1 and the UG2 Reef was 4.25. A 40% geological loss factor was applied, which includes 10% for faulting, 15% for potholes, 10% for intrusions and 5% for iron replacement bodies.

The Avoca and De Kamp farms adjoin Paschaskraal and Klipfontein on the down dip side of the UG2 and Merensky Reefs. No boreholes were drilled on these farms, but it is assumed that the reefs developed on Paschaskraal/Klipfontein farms would be developed on Avoca and De Kamp.

At a 2 g/t 4PGM cut-off the Merensky Reef estimates were:

  Measured and indicated resources of 43.2 million tonnes grading 4.39 g/t 4PGM
  Inferred resources of 39.8 million tonnes grading 4.28 g/t 4PGM on the Paschaskraal and Klipfontein farms
  Inferred resources of 97.6 million tonnes grading 4.34 g/t 4PGM on the Avoca and DeKamp farms

At a 4 g/t 4PGM cut-off, the UG2 Reef estimates were:

  Measured and indicated resources of 65.7 million tonnes grading 6.97 g/t 4PGM
  Inferred resources of 33.9 million tonnes grading 7.20 g/t 4PGM on the Paschaskraal and Klipfontein farms
  Inferred resources of 77.6 million tonnes grading 7.05 g/t 4PGM on the Avoca and DeKamp farms

The drill hole database is comprised of 127 Merensky drill holes and 322 UG2 drill holes. Of these, 116 parent drill holes intersected the Merensky Reef (plus deflections there are 257 Merensky Reef intersections) and 230 parent drill holes intersected the UG2 Reef (with deflections there are a total 616 UG2 reef intersections). These databases were used to estimate the current mineral resources as shown in Tables 5, 6 and 7 (see Estimates of Mineralization). Measured, indicated and inferred resources in the UG2 deposit and indicated and inferred resources in the Merensky Reef deposit increased from the 2004 estimates above.

Geological Setting and Mineralization

The Ga-Phasha Project area is underlain by rocks of the Upper Critical and Main Zones. The Main Zone is comprised of gabbros and ferro gabbros (iron and magnesium rich igneous rocks).

The two platinum-bearing horizons at Ga-Phasha are the UG2 chromitite and the Merensky Reef, both of which occur within the Upper Critical Zone. The sequence strikes northwest-southeast and dips in a westerly direction towards the center of the Bushveld Complex. The dip decreases on a regional scale from approximately 30 degrees in the north to approximately 10 degrees in the south. In general, the Reefs are separated by a package of norites and anorthosites, averaging some 390 meters in thickness.

The UG2 Reef is a chromitite layer that hosts PGMs and some base metal sulphides. Mineralisation occurs throughout the UG2 Reef chromitite with usually significantly higher values associated with the hanging wall and footwall contacts. Mineralisation may also occur within the footwall pyroxenite, mainly associated with disseminated chromite and chromitite stringers/lenses, with grades of up to 10 g/t 4PGM. The hanging wall units do not contain significant PGM values although values in excess of 5 g/t can occur where associated with the chromitite stringers or disseminated chromitite.

The feldspathic pyroxenite rocks within the Merensky package host chromite, base and precious metal sulphide accumulations. PGM occur as discrete metals that are typically associated with and enclosed within base metal sulphides and silicates. There is a strong association of PGM with the chromitite stringers usually demarcating the upper and lower contacts of the Reef, with higher grades at the contacts.

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

Generally the intersections of Merensky and UG2 reefs are assayed for 4PGM (Pt, Pd, Rh, Au), Cu and Ni contents. Individual Pt, Pd, Rh and Au contents of each sample were determined.

ARC Procedures

All samples are duplicated and run on an A and B stream at different times. Internal Quality control occurs with every batch. ARC did not use blanks, and integrated an internal Quality Control sampling once a week. Comparative results from A and B streams are available.

All samples were pulverized to 80% +/-5% <75 microns. For Fire Assay – 4 elements (Pb collector), there is loss of PGM and these results then often require a correction factor to be applied. In the borehole database, samples assayed using Pb collector fire assay methods were not corrected. The precious metal concentration was reported as the sum of Pt, Pd, Rh, and Au. For Fire Assay-ICP, silver was used to collect Pd, Pt, and Au, and Pd was used to collect Rh. Using the Ag/Pd collectors reduced random losses of the PGM, providing a more precise analysis as well as a lower detection limit.

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

For Fire Assay and ICP, all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples are weighed out and mixed with an appropriate flux for the material type. Silver is used as a co-collector. The samples are fire assayed and the prills (material remaining from this process) are dissolved in aqua regia and read on the inductively coupled plasma ("ICP") spectrometer for Pt, Pd and Au. One blank and two reference materials are analyzed with every worksheet (max 35).

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

AARL, an ISO 17025 registered company, has a comprehensive quality control system that includes blanks, certified reference materials, in-house reference materials, and twin streaming/replicate analyses.

Mineral Resource Estimates

The UG2 and Merensky Reef “resource cut widths” were established through a combination of model estimates of the geotechnical hanging wall thickness, the reef thickness and a minimum footwall dilution of 0.10 meter. For the Merensky Reef, composited footwall components with a grade greater than 2.0 g/t 4PGM were also included. Grades and widths for both reefs are specific gravity and length weighted.

The weathered and oxidized horizon, called Regolith in the tables below, extends to an average depth of 40 m below surface. The tonnages in the tables are after geological loss factors are applied. Geological losses are related to the presence of potholes and other structural features such as faults and dykes.

For UG2, the loss factors are Regolith, from 17% (measured) to 26% (inferred); Mining Footprint, 15% (measured and indicated); and Remnant, from 24% (indicated) to 25% (measured and inferred).

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table 5a. Paschaskraal and Klipfontein Farms
UG2 Reef Measured and Indicated Resources 1,4
Over a mimimum width of 0.90 meter

Horizon	Category	Tonnes (millions)	4PGM[2] (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)
Regolith	Measured	0.97	6.33	2.74	2.99	0.49	0.11
	Indicated	1.43	6.45	2.74	3.08	0.52	0.12
Mining	Measured	7.17	6.74	2.80	3.28	0.55	0.12
Footprint	Indicated	0.07	7.04	2.91	3.41	0.60	0.13
Remnant	Measured	16.71	6.40	2.71	3.05	0.54	0.11
	Indicated	55.95	6.56	2.77	3.14	0.53	0.11
Total Measured + Indicated		82.30	6.53	2.76	3.13	0.53	0.11

Table 5b. Paschaskraal and Klipfontein Farms
UG2 Reef Inferred Resources 1,4
Over a minimum width of 0.90 meter

Horizon	Tonnes (millions)	4PGM[2] (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)
Regolith	1.13	6.28	2.68	2.99	0.50	0.11
Remnant	67.36	6.47	2.72	3.09	0.54	0.11
Total Inferred	68.49	6.47	2.72	3.09	0.54	0.11

For the Merensky Reef, a geological loss factor of 27% has been applied to each horizon.

Table 6a. Paschaskraal and Klipfontein Farms
Merensky Reef Measured and Indicated Resources1,4
Over a minimum width of 0.90 meter

Horizon	Category	Tonnes (millions)	4PGM[2] (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)
Regolith	Measured	0.83	4.05	2.44	1.25	0.14	0.23
	Indicated	4.15	4.16	2.52	1.23	0.13	0.28
Remnant	Measured	7.54	4.35	2.63	1.33	0.15	0.24
	Indicated	44.05	4.70	2.94	1.30	0.17	0.28
Total Measured + Indicated		56.57	4.61	2.86	1.29	0.17	0.27

Table 6b. Paschaskraal and Klipfontein Farms
Merensky Reef Inferred Resources1,4
Over a minimum width of 0.90 meter

Horizon	Tonnes (millions)	4PGM[2] (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)
Remnant	57.51	4.40	2.67	1.30	0.16	0.28

Mineral Resources for the Avoca and De Kamp farms were estimated over a minimum 0.9 meter width, but honouring reef widths (0.96 meters for UG2 and 1.3 meters for Merensky). Grade, width and specific gravity were derived from the up-dip resources for Paschaskraal (for De Kamp) and Klipfontein (for Avoca). Geological loss factor applied was 32% for Merensky Reef tonnage and an average of 25% for the UG2. The inferred mineral resources are estimated to be:

Table 7. Avoca and DeKamp farms
Inferred Resources1,4
Over a minimum width of 0.90 m

Deposit	Width (meters)	Tonnes (millions)	4PGM[2] (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)
Merensky Reef	1.30	122.50	4.48	2.71	1.33	0.16	0.28
UG2	0.96	118.11	6.49	2.73	3.11	0.54	0.12

Notes to Tables 5, 6 and 7:
1A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.
2 4PGM = platinum + palladium + rhodium + gold;
3 Grades for individual elements are estimated from prill assays to tally 4PGM.
4The numbers represent 100% of the Ga-Phasha resource of which 50% is attributable to Anooraq.
5 Metallurgical recoveries are assumed to be 100%.

The resource estimates were completed under the supervision of Gordon Chunnett, Pr.Sci.Nat., of Anglo Platinum Limited, who is a qualified person as defined by Canadian Securities Administrators, National Instrument 43-101.

According the October 2007 technical report, using metal prices of USD778/oz for platinum, USD288/oz for palladium, USD1374/oz for rhodium and USD400/oz for gold and an ZAR:USD exchange rate of 8.16, the cut-off for the UG2 resources would be 1.76 g/t 4PGM and for the Merensky Reef would be 2.6 g/t 4PGM.

Recent Exploration

Anooraq and Anglo Platinum undertook a program review between April and October 2006. Several approaches were considered to optimize mining of the deposits at Ga-Phasha. The Review confirmed that the UG2 reef deposit would remain the primary focus for development, and the Merensky reef warrants further study through additional drilling.

Engineering and other work directed toward completion of a prefeasibility level study was initiated near the end of 2006, with the following parameters/objectives:

  a Phase 1 study to exploit the UG2 reef to a depth of some 650 meters below surface;
  identification of a single preferred option by which to proceed to a bankable feasibility phase; and
  contemplate and assess optimization of economies of scale between the Parties’ operations in the area, and in that regard, evaluate the possible usage of joint infrastructure and processing facilities between Anglo Platinum’s adjacent Twickenham Platinum Mine and Ga-Phasha.

Studies on mining method and infrastructure have been undertaken. Labour, socio-economic and environmental studies were also done.

Preliminary work suggests developing two declines, one in each of the Paschaskraal and Klipfontein areas, and a centrally located vertical shaft to access the deposits for mining. The most appropriate mining method appears to be conventional breast stoping, supported by rail bound, footwall infrastructure.

Prefeasibility work has been largely deferred while the Company focuses on the Lebowa transaction.

Plan of Operation - 2008

Once the Lebowa Transaction is completed, it is expected that the prefeasibility study will recommence and be concluded in fiscal 2008. The estimated overall project budget for 2008 is $1,448,000.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 13 to the financial statements provides descriptions of the material measurement differences between Canadian GAAP and US GAAP as they relate to the Company and a reconciliation to US GAAP of the Company’s financial statements.

Anooraq’s business strategy is to acquire, explore and conduct detailed engineering and economic analyses of mineral deposits that have large tonnage and multi-year operation potential in order to enhance the value of the project.

Anooraq’s results of operations are economically evaluated on an "event driven" basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a mineralized deposit’s size and continuity, information that is not in the financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal period by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Anooraq’s operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important. Although Anooraq calculates an annual loss per share (which has varied over a range of $0.03 to $0.08 over the last three fiscal periods), Anooraq is of the view that its share price does not vary in accordance with the loss per share statistic but rather Anooraq’s share price varies with the price of the underlying market for platinum group metals, the outlook for these metals and the outlook for the Company’s projects.

Anooraq’s financial statements are prepared on the basis that it will continue as a going concern. Given that Anooraq has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in funding exploration to seek large tonnage metal deposits even where economic certainty is unknown. Anooraq can give no assurance that it will continue to be able to raise sufficient funds, and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource projects, and the net realizable value could be materially less than Anooraq’s liabilities, with a potential for total loss to Anooraq shareholders.

During fiscal 2004, the Company changed its year end from October 31 to December 31, 2004. Accordingly, references to fiscal period 2004 relate to the fourteen month period ending December 31, 2004.

For additional details respecting five year historical exchange rates, see Item 3 – "Key Information". Anooraq has not been significantly affected by government economic, fiscal, monetary or political policies and the outlook for Anooraq's assets primarily relates to the outlook for platinum group metals. For information relating to the historical prices for platinum group metals, see Item 5D – "Trend Information" below.

A.	Operating Results

Fiscal 2007 Compared to Fiscal 2006

Current assets decreased from the previous year by $5,407,849 and similarly, working capital decreased from the previous year by $6,786,613 as a result of decreased cash balances on hand, primarily due to the raising of finance from Anglo Platinum which was concluded in November 2006. Current liabilities increased from the previous year by $1,378,764.

The loss for the year ended December 31, 2007 was $14,296,131 compared to a loss of $4,504,844 for the year ended December 31, 2006. This increase primarily resulted from stock based compensation expenses recognized on stock options granted in October 2007, interest expense on the Company’s term loan with Rustenburg Platinum Mines Limited and additional salary and benefit costs relating to increased personnel in the Company’s South African operations. The Company recorded a loss of $0.08 per share for the year ended December 31, 2007, compared to a loss of $0.03 per share for the year ended December 31, 2006.

Exploration expenses for the year ended December 31, 2007 amounted to $876,900 in comparison to $751,325 spent for the year ended December 31, 2006. The exploration expenses for the year ended December 31, 2007 were mainly incurred on the Ga-Phasha project. No drilling expenses were incurred for the year ended December 31, 2007 compared to $376,406 spent for the year ended December 31, 2006. Assays and analysis expenditures amounted to $200 spent for the year ended December 31, 2007 in comparison to $38,393 expended for the year ended December 31, 2006. Geological and consulting costs for the year ended 2007 were $789,731 compared to $64,030 spent for the year ended December 31, 2006. Engineering costs decreased to $19,784 from $141,784 incurred for the year ended December 31, 2006. The cost of site activities was $12,717 compared to $34,484 spent for the year ended December 31, 2006. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the geological programs.

Legal, accounting and audit for the year ended December 31, 2007 amounted to $416,745 in comparison to $690,132 for the year ended December 31, 2006 primarily as a result of advisory services provided in 2006 for the annual general meeting, expenses incurred relating to a secondary listing on the Johannesburg Stock Exchange in South Africa and various regulatory financial reporting requirements. Office and administration for the year ended December 31, 2007 amounted to $451,908 in comparison to $354,353 spent for the year ended December 31, 2006. Conference and travel costs of $492,106 were incurred during the year ended December 31, 2007 in comparison to the $360,959 incurred during the year ended December 31, 2006 largely due to increased conference fees. These expenses were offset by decreased travel activity associated with the work rotation of project engineers. Consulting costs increased to $177,809 in comparison to $154,578 spent for the year ended December 31, 2006. Salaries and benefits amounted to $2,016,689 in 2007, an increase from $1,511,874 spent for the year ended December 31, 2006 mainly due to the employment of additional personnel in South Africa.

Trust and filing for the year ended December 31, 2007 decreased to $269,503 in comparison to the $415,440 incurred for the year ended December 31, 2006 primarily as a result of expenses incurred in 2006 relating to listing on the Johannesburg Stock Exchange in South Africa. Stock based compensation expenses increased to $8,707,519 for the year ended December 31, 2007, compared to $24,346 incurred for fiscal 2006, as a result of stock options grants in October 2007.

The Company recorded interest expense of $2,042,711 for the year ended December 31, 2007 in comparison to $399,062 incurred for fiscal 2006. The increase in interest expense is mainly due to a full year of accrued interest on the Company’s November 2006 term loan with Rustenburg Platinum Mines Limited. Interest income increased to $799,985 for the year ended December 31, 2007 (2006 - $263,820) as a result of a higher cash balance compared to the same period in the previous year.

The Company also recorded a foreign exchange gain of $588,115 for the year ended December 31, 2007 in comparison to $34,817 for the year ended December 31, 2006. The gain is due to the strengthening of the Canadian dollar against the South African Rand over the course of fiscal 2007. A significant amount of the Company’s liabilities are denominated in South African Rand.

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is Anooraq. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. For the year ended December 31, 2007, HDSI billed Anooraq $798,330 as compared to $1,023,633 for the year ended December 31, 2006 for such services and cost reimbursements.

During the year ended December 31, 2007, the Company paid or accrued $26,589 (year ended December 31, 2006 – $127,781) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

Fiscal 2006 Compared to Fiscal 2005

Current assets increased from the previous year by $8,017,571 and similarly, working capital increased from the previous year by $7,362,424 as a result of increased cash balances on hand, primarily due to the financing from Anglo Platinum which was concluded in November 2006. Current liabilities increased from the previous year by $655,147.

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

Exploration expenses for the year ended December 31, 2006 amounted to $751,325 in comparison to $5,240,321 spent for the year ended December 31, 2005. The decrease in exploration was mainly due to the Company’s lower average cash balances compared to the prior year. The exploration expenses for the year ended December 31, 2006 were mainly incurred on the Ga-Phasha project. Drilling costs amounted to $376,406 for the year ended December 31, 2006 compared to $2,205,329 spent for the year ended December 31, 2005. Assays and analysis expenditures amounted to $38,393 spent for the year ended December 31, 2006 in comparison to $1,133,408 expended for the year ended December 31, 2005. Geological and consulting costs for the year ended 2006 were $64,030 compared to $759,335 spent for the year ended December 31, 2005. Engineering costs decreased to $141,784 from $538,169 incurred for the year ended December 31, 2005. The cost of site activities was $34,484 compared to $277,199 spent for the year ended December 31, 2005. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the drilling program.

Legal, accounting and audit for the year ended December 31, 2006 amounted to $690,132 in comparison to $474,422 for the year ended December 31, 2005 primarily as a result of advisory services provided for the annual general meeting; expenses incurred relating to a secondary listing on the Johannesburg Stock Exchange in South Africa and various regulatory financial reporting requirements. Office and administration for the year ended December 31, 2006 amounted to $354,353 in comparison to $551,278 spent for the year ended December 31, 2005. Conference and travel costs of $360,959 were incurred during the year ended December 31, 2006 in comparison to the $646,992 incurred during the year ended December 31, 2005 largely due to decreased travel activity associated with the work rotation of project engineers. Consulting costs decreased to $168,457 in comparison to $965,720 spent for the year ended December 31, 2005. Salaries and benefits amounted to $1,511,874 in 2006, a decrease from $1,659,465 spent for the year ended December 31, 2005. Trust and filing for the year ended December 31, 2006 increased to $415,440 in comparison to the $85,254 incurred for the year ended December 31, 2005 primarily as a result of expenses incurred relating to listing on the Johannesburg Stock Exchange in South Africa.

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by ten public companies, one of which is Anooraq. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. For the year ended December 31, 2006, HDSI billed Anooraq $1,023,633 as compared to $1,297,159 for the year ended December 31, 2005 for such services and cost reimbursements.

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

B.	Liquidity and Capital Resources

Fiscal 2007 Compared with Fiscal 2006

At December 31, 2007, the Company had working capital of approximately $5.4 million as compared to $12.1 million at the end of the 2006 year. The cash position at December 31, 2007 was approximately $7.1 million.

Anooraq's sources of capital are primarily equity investment. The Company's access to capital sources is dependent upon general financial market conditions, especially those pertaining to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing will result in significant delays of exploration programs and a substantial curtailment of operations. The Company's cash resources at December 31, 2007 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of the year 2008. Future programs may be deferred and operations curtailed if additional funding is not secured. However, the Company anticipates that it will be able to raise additional financing.

In connection with the financing of the Lebowa transaction, Anooraq announced on May 20, 2008 that it has secured a binding credit agreement of up to ZAR 1.7 billion with Standard Chartered Bank which will be applied to finance a part of the acquisition price of ZAR 3.6 billion. The remaining amount will be provided in part by the payment of Pelawan, the proceeds of the warrants currently held in escrow. To the extent necessary, the balance is expected to be funded by a public issue of shares of the Company. The Company anticipates that it will be able to raise the required financing to meet the requirements of the Lebowa transaction.

The Company had 185,208,607 common shares outstanding at December 31, 2007. As the Company continues its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

Fiscal 2006 Compared with Fiscal 2005

At December 31, 2006, the Company had working capital of approximately $12.1 million as compared to $4.8 million at the end of the 2005 fiscal year. The cash position at December 31, 2006 was approximately $12.8 million.

In November 2006, the Company completed a financing agreement with Anglo Platinum whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines, provided a loan in an amount of CAD 11.6 million (ZAR 70 million) to Plateau Resources (Pty) Ltd (“Plateau”), a wholly owned South African subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa. The first interest payment became due and payable fourteen months after the date of the advancement of the funds, with other subsequent interest payments due and payable in 6-month intervals thereafter. The final repayment date for the loan is on September 30, 2010, although, the agreement does allow for early repayment thereof. In conjunction with the loan, the Company incurred financing fees equal to 3% of the loan. Pursuant to security agreements entered into in connection with the loan, Plateau ceded as security, its interest in Micawber 277 (Pty) Ltd (Micawber). Micawber, a South African company equally owned by Rustenburg Platinum Mine and Plateau Resources, holds the Rustenburg and Plateau interests in the Ga-Phasha PGM Project.

The Company had 148,220,407 common shares outstanding at December 31, 2006.

Financial Instruments

Anooraq keeps its financial instruments denominated in Canadian dollars and do not engage in any hedging operations with respect to currency or in-situ minerals. Funds in excess of Anooraq's immediate needs are invested in short term near-cash investments pending the requirements for the funds. In addition, the Company has cash and certain liabilities denominated in South African rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Material Commitments for Capital Expenditures

At December 31, 2007 and June 25, 2008, the Company had no material commitments for capital expenditures.

C.	Research and Development, Patents and Licenses, etc.

Anooraq is a resource-expenditure based corporation and, accordingly, does not have a program of intellectual property development or patenting or licensing issues.

D.	Trend Information

Platinum prices have been increasing for the past three years, averaging USD900/oz in 2005, USD1,145/oz in 2006, and USD1,314/oz in 2007. Prices in the first half of 2008 have been particularly buoyant, averaging USD1,928/oz to June 25, 2008.

Palladium prices averaged approximately USD201/oz in 2005, USD323/oz in 2006 and USD358/oz in 2007. Palladium prices are strengthening in 2008 as consumers are considering substitution from platinum. The average price in 2008 to June 25, 2008 is USD441/oz.

Gold prices are continuing a long and sustained uptrend. The gold price averaged USD445/oz in 2005, USD604/oz in 2006 and USD697/oz in 2007. The price has averaged USD913/oz in 2008 to June 25, 2008.

E.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

As at fiscal yearend December 31, 2007, the Company had the following contractual obligations:

Payment due by period (in millions of Canadian dollars)
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	11.7	1.9	9.8	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations (Office Lease)	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	11.7	1.9	9.8	Nil	Nil

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

The Company’s long term debt obligations are denominated in South African Rand (“ZAR”). Payments and settlement on the obligation is denominated in ZAR. Long term obligations have been presented at an exchange rate of 1 Canadian dollar = 6.94 ZAR.

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

Name, position with the Company and province or state and country of residence	Period(s) as a Director of the Company
Scott COUSENS Executive Director British Columbia, Canada	Since September 1996
Anu DHIR Non-Executive Director London, England	Since May 2008
Robert DICKINSON Non-Executive Director and Co-Chairman British Columbia, Canada	(November 1990 – September 2004) Since October 2004
David ELLIOTT (1)(3) Non-Executive Director British Columbia, Canada	Since April 2005
Iemrahn HASSEN Executive Director and Chief Financial Officer Gauteng, South Africa	Since May 2008
Wayne KIRK(1)(3) Non-Executive Director California, United States	Since July 2005
Popo MOLEFE(1)(3) Non-Executive Director and Co-Chairman North West Province, South Africa	Since September 2004
Harold MOTAUNG Executive Director and Chief Operating Officer Gauteng, South Africa	Since September 2004
Tumelo MOTSISI (2) Acting President, Chief Executive Officer, and Executive Director Gauteng, South Africa	Since September 2004
Sipho NKOSI Non-Executive Director Gauteng, South Africa	Since September 2004
Rizelle SAMPSON Non-Executive Director Gauteng, South Africa	Since September 2004

Name, position with the Company and province or state and country of residence	Period(s) as a Director of the Company
Ronald THIESSEN (2) Executive Director British Columbia, Canada	Since April 1996

(1)	Member of the Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Nominating and Governance Committee.

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

Mr. Cousens is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ANU DHIR, BA, JD – Director

Anu Dhir holds a BA from the University of Toronto and a JD from Quinnipiac University in Hamden, Connecticut. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors. Ms. Dhir is currently the Vice President, Corporate Development of Katanga Mining Limited (“Katanga”). Prior to joining Katanga, she held various strategy and business development positions with CC Capital Partners Group, Easton Drilling Fund LP, Andina Minerals Inc., GeoLogistics Corp and Gateway Inc. She has also helped finance and lead private companies into the public markets.

Ms. Dhir is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	Present
Andina Minerals Inc.	Officer	January 2006	November 2006

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	Present
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B.Comm., ICD.D., FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and Audit Committee chairman of Anooraq Resources Corporation, Great Basin Gold Ltd., Northern Dynasty Minerals Ltd. and Taseko Mines Limited.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2004
	President & COO	May 2002	June 2003
Taseko Mines Limited	Director	July 2004	Present

IEMRAHN HASSEN, CA – Chief Financial Officer and Director

Iemrahn Hassen has 33 years of experience in the service, manufacturing and mining sectors. He received his Chartered Accountant designation in 1991. For the two years prior to joining Anooraq, he worked as a financial consultant in the mining industry for Mintek and Gold Fields Limited. Prior to that, he was the CFO for Mobile Telephone Networks in South Africa for two years, spent three years as the Senior Manager of Finance of Gold Fields Limited, and spent one and a half years with the accounting firm Deloitte and Touche. From October 1974 to January 1999, he worked for several companies in the service and manufacturing sectors, rising from Group Accountant in the early 1980s to roles of Business Development Manager and Financial Manager for Samancor Limited in June 1997. Mr. Hassen commenced his role as Chief Financial Officer for Anooraq on June 1, 2007.

WAYNE KIRK, BA, LLB – Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 year’s professional experience, Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A University of California (Berkeley) and a Harvard Law School graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
Garbriel Resources Ltd.	Director	June 2008	Present

POPO MOLEFE, PhD. – Co-Chairman of the Board and Director

Dr. Molefe is a South African citizen. He completed his second successful term as the Premier of the Northwest Province in April 2004. He was awarded the Harvard University Certificate in Conflict Resolution and has diplomas in leadership from the Wharton School of Business and the Harvard Kennedy School, the John F. Kennedy School of Government. Over the last ten years, Dr. Molefe has been instrumental in facilitating the development of businesses in the North West Province, particularly in the mining and tourism sector. He, therefore, brings a depth of leadership experience to Anooraq.

Dr. Molefe is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
Eqstra Holdings Limited	Director	March 2008	Present
Imperial Holdings Limited	Director	June 2005	Present
Armaments Corporation of South Africa Limited	Chairman	October 2004	Present
Simeka Business Solutions Group Limited (formerly Xantium Technology Holdings)	Director	July 2004	Present

HAROLD MOTAUNG, BSc, MBA – Director and Chief Operating Officer

Harold Motaung was employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor. Mr. Motaung then moved to the DME as a director within the Mine Inspectorate. As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed Chief Director within the Mine Inspectorate. His portfolio included the gold, platinum and coal operations of South Africa.

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. He also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the MPRD Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Ltd. Mr. Motaung has been a director of Anooraq since September 2004 and is not a director of any other public companies.

TUMELO MOTSISI, BA, LLM, MBA – Director and Acting President and Chief Executive Officer

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the negotiated benefits division of the sizeable South African financial services company, Alexander Forbes Limited.

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions. He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi recently resigned his position as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings, in order to pursue his interests in the mining and energy sectors. Mr. Motsisi is a member and director of several South African private companies. Mr. Motsisi has been a director of Anooraq since September 2004 and is not a director of any other public companies.

SIPHO NKOSI, B.Comm, MBA – Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He was a founder and Chief Executive Officer of Eyesizwe Coal (Pty) Ltd (“Eyesizwe”), one of the country’s largest coal producers. Eyesizwe’s assets were part of the empowerment transaction, which involved the unbundling of the iron ore assets of Kumba Resources Limited (“Kumba”) and the relisting of Kumba as Exxaro Resources Limited (“Exxaro”). Mr. Nkosi is currently the Chief Executive Officer of Exxaro. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA), and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

Mr. Nkosi is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Exxaro Resources Limited	Director	November 2006	August 2007
	Chief Executive Officer	September 2007	Present
Great Basin Gold Ltd.	Director	August 2003	Present
Sanlam Limited	Director	March 2006	Present

RIZELLE SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Ms. Sampson has previously held the positions of Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd. She is a co-founder and executive director of African Footprint Investment Holdings (Pty) Ltd (“AFIH”), an investment holding company that is black women owned and managed. Ms. Sampson represents AFIH on the boards of Tellumat (Pty) Ltd, BD Sarens (Pty) Ltd. She is also a director of Independent Power Southern Africa, a JSE and AIM listed power generation company and a member of the Sentech Educational Fund Advisory Board and is the chairperson of the National Electronic Institute of South Africa. Ms. Sampson has been a director of Anooraq since September 2004.

Ms. Sampson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
IPSA Group PLC	Director	January 2008	Present

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director and Chairman	July 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September, 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September, 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	March 2006

B.	Compensation

As used in this Annual Report, “Named Executive Officer” means each person who acted as the Chief Executive Officer or the Chief Financial Officer during the most recently completed financial year and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

During Anooraq’s financial year ended December 31, 2007, the aggregate cash compensation paid or payable by Anooraq or its consolidated subsidiaries to its directors and executive officers was $1,476,297.

The following table provides a summary of compensation earned by Named Executive Officers during each of the last three financial years:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus (S)	Other Annual Compensation ($)	Securities Under Options /SARS Granted (3)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald Thiessen(1) Former President and Chief Executive Officer	2007	29,651	Nil	Nil	Nil	Nil	Nil	Nil
	2006	55,070	Nil	Nil	Nil	Nil	Nil	Nil
	2005	98,473	Nil	Nil	120, 000	Nil	Nil	Nil
Tumelo Motsisi(2) Acting President and Chief Executive Officer	2007	334,000	Nil	Nil	975,000	Nil	Nil	Nil
	2006	235,000	80,000	Nil	Nil	Nil	Nil	Nil
	2005	235,000	80,000	NIL	525,000	Nil	Nil	Nil
Jeffrey Mason(3) Former Secretary and Chief Financial Officer	2007	21,868	Nil	Nil	Nil	Nil	Nil	Nil
	2006	44,342	Nil	Nil	Nil	Nil	Nil	Nil
	2005	61,840	Nil	Nil	120,000	Nil	Nil	Nil
Harold Motaung Chief Operating Officer	2007	275,000	Nil	Nil	535,000	Nil	Nil	Nil
	2006	225,000	35,000	Nil	Nil	Nil	Nil	Nil
	2005	225,000	35,000	Nil	525,000	Nil	Nil	Nil
Phumzile Langeni(4) VP Investor Relations	2007	97,500	Nil	Nil	Nil	Nil	Nil	Nil
	2006	195,000	25,000	Nil	Nil	Nil	Nil	Nil
	2005	195,000	25,000	Nil	250,000	Nil	Nil	Nil
Iemrahn Hassen, Chief Financial Officer	2007	128,333	Nil	Nil	126,000	Nil	Nil	Nil
Nicholas James (5) Managing Director Operations	2007	51,895	Nil	Nil	250,000	Nil	Nil	Nil
Joel Kesler Corporate Finance & Business Development	2007	243,000	Nil	Nil	475,000	Nil	Nil	Nil
	2006	205,000	25,000	Nil	Nil	Nil	Nil	Nil
	2005	205,000	25,000	Nil	525,000	Nil	Nil	Nil

Notes:
(1)	Mr. Thiessen resigned as President and Chief Executive Officer in August 2007.
(2)	Mr. Motsisi, formerly Deputy Chief Executive Officer, became Acting President and Chief Executive Officer upon Mr. Thiessen’s resignation in August 2007.
(3)

Mr. Mason resigned his duties as Chief Financial Officer on June 1, 2007 and Mr. Iemrahn Hassen assumed the duties of Chief Financial Officer commencing June 1, 2007 at a compensation of $220,000 per annum.

(4)	Ms. Langeni resigned as a director and officer on May 23, 2007.
(5)	Mr. Nicholas James was appointed as Managing Director-Operations on October 2, 2007

Each director of the Company who is an independent director (namely Messrs. Kirk, Elliott, Molefe, Nkosi and Sampson) is paid an annual director’s fee of $35,000 plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairpersons. Executive officers do not receive additional compensation for serving as directors.

Long-Term Incentive Plans Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer, or any other officer or director of the Company, during the most recently completed financial year.

Stock Options and SARs

As used in this Annual Report, "options" includes all options, share purchase warrants and rights granted by the Company or its subsidiaries as compensation for employment services or offices. An extension of an option or replacement grant is a grant of a new option. Also, options include any grants made to a Named Executive Officer, or any other officer or director of the Company, by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company. The Company's Stock Option Plan provides that options may be granted to certain persons providing services to the Company, including directors, officers and employees. For additional details concerning the Company's Stock Option Plan see Item 6E – "Share Ownership", below.

A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Common Shares. The Company did not have a SARs plan during the most recently completed financial year.

Share options totaling 2,361,000 were granted and none were exercised by the Named Executive Officers during the financial year ended December 31, 2007.

Aggregate Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

NAMED EXECUTIVE OFFICERS	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (3)
Ronald Thiessen	Nil	Nil	120,000 / 0	$168,000 / 0
Tumelo Motsisi	Nil	Nil	1,500,000 / 0	$3,630,750 / 0
Jeffrey Mason (1)	Nil	Nil	120,000 / 0	$168,000 / 0
Harold Motaung	Nil	Nil	1,060,000/0	$2,323,950/0
Phumzile Langeni (2)	Nil	Nil	0 / 0	0 / 0
Iemrahn Hassen	Nil	Nil	126,000/0	$412,020/0
Nicholas James	Nil	Nil	125,000/125,000	$408,750/$408,750
Joel Kesler	Nil	Nil	1,000,000 / 0	$2,145,750 / 0

Notes:
(1)	Mr. Mason resigned as Chief Financial Officer on June 1, 2007.
(2)	Ms. Langeni resigned as a director and officer on May 23, 2007.
(3)	Option prices multiplied by number of shares.

No share options were re-priced on behalf of the Named Executive Officers during the financial year ended December 31, 2007. The December 31, 2007 closing price of the Common Shares as quoted on the TSX-V was $4.49, on AMEX was USD $4.47 and on the JSE was ZAR32.90.

Pension Plans

There is no defined benefit or actuarial plan in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are written employment contracts for Mr. I. Hassen, the CFO of the Company, and Mr. N. James, Vice President – Mining Operations. There are no written employment contracts between the Company and any other Named Executive Officer.

It is not expected that there will be any written contracts between the Company and any directors which are appointed to the Board.

There are no compensatory plans or arrangements with the Named Executive Officers that entitle a Named Executive Officer to receive more than $100,000 from the Company as a result of the resignation, retirement or any other termination of employment of the Named Executive Officers’ employment, a change in control of the Company or its subsidiaries or a change of the Named Executive Officers’ responsibilities following a change in control.

Other

Other than the foregoing, the aggregate value of other compensation (including benefits) paid by the Company and its subsidiaries to directors and officers of the Company did not exceed the lesser of $10,000 times the number of directors and officers and 10% of the cash compensation paid to executive officers during the financial period ended December 31, 2007.

C.	Board Practices

All directors were re-elected at the June 20, 2007 annual general meeting and all directors have a term of office expiring at the next annual general meeting of Anooraq, to be held in June 2008. All officers have a term of office lasting until their removal or replacement by the Board of Directors. For details of the period during which such directors and officers of the Company have served as such, see Item 6A –"Directors and Senior Management", above.

There are no arrangements under which directors were compensated by Anooraq and its subsidiaries during the financial year ended December 31, 2007 for their services in their capacity as directors and consultants except as herein disclosed. For the fiscal period ended December 31, 2007, Anooraq compensated its directors directly and indirectly for services by paying them an aggregate of $1,124,412.

The Audit Committee is currently comprised of Messrs. Elliott, Kirk and Molefe, all of whom is independent and unrelated directors. The audit committee is elected by the directors of Anooraq. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee exercises all board power with respect to appointment and compensation of the Company’s auditors and assist the board as required, internal financial controls, and financial information for publication for various purposes.

The Compensation Committee is currently comprised of Messrs. Thiessen and Motsisi, neither of whom are independent. The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. Specifically, this Committee has been empowered to evaluate the performance of the executive officers of the Company and to recommend to the Board of Directors the compensation level of the executive officers; to conduct such surveys and studies as the Committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; to administer the stock option plan and to consider any other matters which, in the Committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s executive officers.

D.	Employees

At June 25, 2008, Anooraq had no direct employees in Canada. There were 11 employees in South Africa. Anooraq's administrative and exploration functions are primarily administered through HDSI. (see Item 7B). Hunter Dickinson Services Inc. currently has approximately 130 employees.

E.	Share Ownership

Security Holdings of Insiders who are Management and Directors (as at June 25, 2008)

Name, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common Shares beneficially owned, controlled or directed	Percentage of outstanding Common Shares
Scott COUSENS Executive Director British Columbia, Canada	Since September 1996	895,400 (7) (directly and indirectly held)	0.4%
Anu DHIR Non-Executive Director London, England	Since May 29, 2008	Nil	—
Robert DICKINSON Non-Executive Director and Co-Chairman British Columbia, Canada	(November 1990 – September 2004) Since October 2004	500,000 (1)(7) (directly held)	0.3%
David ELLIOTT (4)(6) Non-Executive Director British Columbia, Canada	Since April 2005	Nil (8)	—
Iemrahn HASSEN Executive Director and Chief Financial Officer Gauteng, South Africa	Since May 9, 2008	Nil(9)	—
Wayne KIRK (4)(6) Non-Executive Director California, United States	Since July 2005	Nil (10)	—
Popo MOLEFE (4)(6) Non-Executive Director and Co-Chairman North West Province, South Africa	Since September 2004	Nil (11)	—
Harold MOTAUNG Executive Director and Chief Operating Officer Gauteng, South Africa	Since September 2004	8,235,500 (2)(12) (indirectly held)	4.4%
Tumelo MOTSISI (5) Acting President, Chief Executive Officer, and Executive Director Gauteng, South Africa	Since September 2004	14,118,001 (3)(13) (indirectly held)	7.6%
Sipho NKOSI Non-Executive Director Gauteng, South Africa	Since November 2004	Nil (14)	—
Rizelle SAMPSON Non-Executive Director Gauteng, South Africa	Since September 2004	Nil (15)	—
Ronald THIESSEN (5) Executive Director British Columbia, Canada	Since April 1996	620,923 (7) (directly held)	0.3%

Notes:

(1)	Certain of these Common Shares are held in the name of United Mineral Services Ltd., a private company controlled by Mr. Dickinson.
(2)

Indirect holdings being 70 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of Common Shares (117,650,010) held by the Pelawan Trust.

(3)

Indirect holdings being 120 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of Common Shares (117,650,010) held by the Pelawan Trust.

(4)	Member of the Audit Committee.
(5)	Member of Compensation Committee.
(6)	Member of Nominating and Governance Committee.
(7)	Mr. Cousens, Mr. Dickinson and Mr. Thiessen hold options to purchase 120,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010.
(8)

Mr. Elliott holds options to purchase 120,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 240,000 Common Shares at $2.97 per share expiring on October 15, 2012.

(9)	Mr. Hassen holds options to purchase 126,000 Common Shares at an exercise price of $3.27 per share expiring on October 15, 2012.
(10)	Mr. Kirk holds options to purchase 360,000 Common Shares at $2.97 per share expiring on October 15, 2012.
(11)

Mr. Molefe holds options to purchase 200,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 440,000 Common Shares at $2.97 per share expiring on October 15, 2012.

(12)

Mr. Motaung holds options to purchase 525,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 535,000 Common Shares at $2.97 per share expiring on October 15, 2012.

(13)

Mr. Motsisi holds options to purchase 525,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 975,000 Common Shares at $2.97 per share expiring on October 15, 2012.

(14)

Mr. Nkosi holds options to purchase 100,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 240,000 Common Shares at $2.97 per share expiring on October 15, 2012.

(15)

Ms. Sampson holds options to purchase 100,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 240,000 Common Shares at $2.97 per share expiring on October 15, 2012.

On December 20, 2007, the Pelawan Trust exercised the warrants by depositing an escrowed amount equal to the aggregate exercise price (CAD 225 million or ZAR 1,586 billion) into an interest bearing account with Rand Merchant Bank (“RMB”), to be released pursuant to a deposit account agreement between RMB, Pelawan and Anooraq upon the satisfaction of certain release conditions. The Anooraq common shares underlying the warrants will be issued to the Pelawan Trust upon receipt by Anooraq of the exercise price per common share, plus the interest accrued thereon up to the date of receipt.

As at June 25, 2008 the directors and officers of Anooraq and their affiliate, as a group, beneficially own directly or indirectly, or exercise control or direction over an aggregate of [including 117.7m held in trust] 142,019,834 common shares (approximately 76.7% of all outstanding shares) and held options to acquire an additional 2,650,000 common shares. The common shares underlying the BEE Warrants will be issued to the Pelawan Trust upon receipt by Anooraq of the exercise price per common share, plus the interest accrued thereon up to the date of receipt. To the knowledge of the directors and officers of Anooraq, as at such date, there were no persons exclusive of the directors and officers, their affiliates and the Pelawan Trust, holding more than 10% of the issued common shares.

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

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2007.

	Numberof securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders - (the Share Plan)	7,695,000	2.43	4,770,000
Equity compensation plans not approved by security holders	_	_	_
Total	7,695,000	2.43	4,770,000

As at June 25, 2008, an aggregate of 7,670,000 common shares of the Company have been reserved for issuance pursuant to the following employee, director, executive officer and service provider stock options:

			Exercise	Number
Option holder Status	Date of Grant	Expiry Date	Price	of Shares
Directors and Officers of the	May 2, 2005	December 17, 2010	$1.40	1,930,000
Company and its	October 15, 2007	October 15, 2012	$2.97	3,030,000
Subsidiaries	October 15, 2007	October 15, 2012	$3.27	126,000

Employees and Consultants	May 2, 2005	December 17, 2010	$1.40	765,000
	October 15, 2007	July 1, 2010	$2.97	119,000
	October 15, 2007	October 15, 2012	$2.97	1,450,000
	October 15, 2007	October 15, 2012	$3.27	250,000
				7,670,000

In the 12 month financial year ended December 31, 2007, 988,200 options were exercised.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Anooraq's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Anooraq does not have knowledge of or access to information about of the beneficial owners thereof. To the best of its knowledge, Anooraq is not directly or indirectly owned or controlled by a foreign government. On May 21, 2004, shareholders of the Company approved an increase in the authorized share capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

Under the British Columbia Securities Act insiders (generally officers, directors, and holders of 10% or more of Anooraq's shares) are required to file insider reports of changes in their ownership within ten days of a trade in Anooraq's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at Canadian Securities Administrators website for Insiders' Disclosure, www.sedi.ca.

As at June 25, 2008, to the knowledge of the directors and executive officers of Anooraq, the only persons who beneficially own, directly or indirectly, or control or direct, five percent (5%) or more of the issued and outstanding Anooraq Shares are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee (1) Pelawan Investments (Proprietary) Limited, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, South Africa	117,650,010	63.5%
Mr Tumelo M. Motsisi (2) 4th Floor, 82 Grayston Drive Sandton, South Africa	14,118,001 (Part of the 117,650,010 shown above, see note 2 below)	7.6%
The Canadian Depository for Securities Limited ("CDS") (3) 25 The Esplanade PO Box 1038 Stn A Toronto, ON M5W 1G5	53,461,996	28.9%

(1)

These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in "The Acquisition – Description of Lockup Arrangements for Consideration Shares" in the August 2004 Circular (available at the British Columbia Securities Commission or at the website www.sedi.ca as described above.

(2)

Indirect holdings being 120 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of common shares of Anooraq (117,650,010) held by the Pelawan Trust.

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

As of June 25, 2008, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

	Number of registered
	shareholders of	Number of	Percentage of
Location	record	shares	total shares
Canada	37	54,076,663	29.2%
United States	35	3,987,005	2.2%
Other	4	127,166,339	68.6%
	76	185,230,007

Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing house is located.

B.	Related Party Transactions

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2007, or has any interest in any material transaction in the current year other than as set out herein.

Pelawan Settlement Agreement

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 Pelawan RTO Share Exchange Agreement between the Company and Pelawan, as described more fully in paragraph A.2. of Item 4 above.

Pelawan Amending Agreement

In connection with the exercise of the BEE Warrants by the Pelawan Trust, the Company entered into the Amending Agreement with Pelawan to amend the exercise procedure of the BEE Warrants, as described more fully in paragraph A.2. of Item 4 above.

Amendments to current Anooraq-Pelawan control structure

Certain amendments (“the Amendments”) are being proposed to the current shareholding arrangements between the Company and Pelawan. The Amendments are required in order to harmonize the restrictions in the various agreements between Pelawan and Anooraq with those in the Holdco Shareholders Agreement and to allow for the completion and implementation of the Lebowa Transaction. The Amendments are subject to the approval of the shareholders of Anooraq.

Other related party transactions

		Year ended	Year ended	Year ended
	Note	December 31	December 31	December 31
Services rendered by	ref	2007	2006	2005
Hunter Dickinson Services Inc.	(a)	$798,330	$1,023,633	$1,297,159
Hunter Dickinson Group Inc.	(b)	–	–	9,600
Pelawan Investments (Proprietary) Limited	(c)	–	–	658,035
CEC Engineering Ltd.	(d)	26,589	127,781	166,662

		December 31	December 31
Related party balances receivable		2007	2006
Hunter Dickinson Services Inc.	(a)	$–	$98,820
Southgold Exploration (Proprietary) Limited	(e)	–	39,796
Receivable from related parties		$–	$138,616

Related party balances payable		December 31	December 31
(included in accounts payable)		2007	2006
Hunter Dickinson Services Inc.	(a)	$44,042	$–
CEC Engineering Ltd.	(d)	1,567	6,435
		$45,609	$6,435

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by eight public companies, one of which is Anooraq. HDSI and its wholly owned subsidiaries, including Tecnicos HD de Mexico SA de CV and Servicios HD de Mexico SA de CV have certain directors in common with the Company, and provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The balances receivable from (payable to) HDSI and its subsidiaries have resulted from advances against future work, services, or cost reimbursements, or from HDSI providing periodic short-term working capital advances to the Company.

(b)

Hunter Dickinson Group Inc. ("HDGI") was a private company with certain directors in common with the Company that provided consulting services to, and incurred costs on behalf of, the Company, at market rates.

(c)

Pelawan is a significant shareholder of the Company and has certain directors in common with the Company. Pelawan became a majority shareholder on September 29, 2004. During the years ended December 31, 2006 and 2007, the Company paid $nil (year ended December 31, 2005 – $658,035) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company. Pelawan's employees and consultants were transferred to Plateau, a subsidiary of the Company, as of July 1, 2005 and are charging their time and services directly to Plateau.

(d)

During the year ended December 31, 2007, the Company paid or accrued $26,589 (year ended December 31, 2006 – $127,781) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

(e)	Southgold Exploration (Proprietary) Limited ("Southgold") is a wholly-owned subsidiary of Great Basin Gold Ltd., a Canadian public company which has certain directors in common with the Company. Southgold shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement based on a full cost recovery basis.

(f)

Micawber is a private South African corporation which is owned 50% by Anglo Platinum and 50% by the Company; hence it is a related party. The Company accounts for its investment in Micawber using the equity method.

Directors and officers of Anooraq may from time to time serve as directors of and have interests, either directly or indirectly, in other companies involved in natural resource exploration and development. As a result, a director of Anooraq may be presented, from time to time, with situations which give rise to an apparent conflict of interest. On any conflict situation, a director may abstain from voting on resolutions of the Board of Directors that evoke such conflict in order to have the matter resolved by an independent Board, or the situation may be presented to the shareholders of Anooraq for ratification. In any event, the directors of Anooraq must, in accordance with the laws of British Columbia, act honestly and in good faith and in the best interests of Anooraq, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Anooraq.

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

Management Contracts

The Company has ten employees, the majority of whom work in Johannesburg. The Company receives many of its management services from HDSI.

HDSI provides management services to Anooraq, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDSI is a private company owned equally by eight publicly traded exploration and mining companies (one of which is the Company) and is managed by persons who include directors of the Company.

HDSI is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDSI is owned by eight public resource companies, including Anooraq. The other nine public companies that own HDSI include: Amarc Resources Ltd., Continental Minerals Corporation, Farallon Resources Ltd., Taseko Mines Limited, Quartz Mountain Resources Ltd., Casamiro Resource Corporation, Northern Dynasty Minerals Ltd., and Rockwell Ventures Inc. Anooraq and the other public companies listed above each own one share of HDSI.

As an umbrella organization, HDSI provides, both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties. As of June 25, 2008, HDSI employed or retained on a substantially full-time basis, 31 geoscientists (of which 13 are professional geologists/PGeo, and two are geological engineers/PEng.), 13 licensed professional mining, mechanical or civil engineers (PEng.), 20 accountants (including 14 CAs and four CGAs) and approximately 67 administrative and support personnel.

HDSI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Alaska, Brazil, Nevada, Mexico and South Africa. HDSI allocates the cost of staff input into projects, such as the Company's projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDSI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers.

The shares of HDSI are owned by each of the participating public corporations (including the Company) for as long as HDSI’s services are being retained by such participating company. However, a participant surrenders its single share of HDSI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice. HDSI is managed by certain current and former directors of the Company, who are generally the controlling directors of the other corporate participants in the arrangements with HDSI.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 17 – "Financial Statements".

Legal Proceedings

As of December 31, 2007, there are no material legal or arbitration proceedings against Anooraq or any of its subsidiaries, nor, to the knowledge of Anooraq, are such proceedings pending or threatened, that may have or have had in the previous 12 months a material effect on Anooraq’s financial position, other than as disclosed herein.

Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”) has the right to earn an interest in the Company’s property known as Rietfontein 2KS, by carrying out exploration in conjunction with work on its adjacent Turfspruit property. There is disagreement between the Company and Ivanplats over whether Ivanplats has fulfilled its obligations and conducted sufficient work to earn such interest. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Anooraq are being retained for exploration of its projects.

B.	Significant Changes

There have been no significant changes to the business of Anooraq since December 31, 2007.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

High and Low Market Prices

	TSXV Exchange				JSE: ARQ
	ARQ		AMEX: ANO
	High	Low	High	Low	High	Low
	CAD	CAD	USD	USD	ZAR	ZAR

Annual
2008 (to May 2008)	4.69	2.80	4.82	2.77	3400	2600
2007	5.38	2.04	5.63	2.04	3590	1570
2006	1.46	0.58	1.29	0.55
2005	1.57	0.74	1.35	0.64
2004	4.18	1.55	3.18	1.11
2003	2.20	0.40	1.65	0.28

By Quarter
Calendar 2004
First Quarter	4.18	1.60	3.18	1.23	3.18	1.23
Second Quarter	3.50	1.63	2.68	1.19	2.68	1.19
Third Quarter	2.70	1.55	2.00	1.11	2.00	1.11
Fourth Quarter	2.04	1.55	1.68	1.19	1.68	1.19

Calendar 2005
First Quarter	1.57	1.21	1.35	1.00	1.35	1.00
Second Quarter	1.33	0.84	1.09	0.75	1.09	0.75
Third Quarter	1.20	0.85	0.99	0.71	0.99	0.71
Fourth Quarter	0.97	0.74	0.83	0.64	0.83	0.64

Calendar 2006
First Quarter	1.46	0.83	1.27	0.72	1.27	0.72
Second Quarter	1.46	0.81	1.29	0.73	1.29	0.73
Third Quarter	0.94	0.62	0.85	0.56	0.85	0.56
Fourth Quarter	1.46	0.58	1.25	0.55	1.25	0.55

Calendar 2007
First Quarter	3.12	2.04	2.84	2.13	2350	2185
Second Quarter	3.39	3.04	3.08	2.04	2250	1570
Third Quarter	3.51	2.23	3.35	2.11	2590	1700
Fourth Quarter	5.38	3.81	5.63	2.84	3590	2000

Monthly
January 2008	4.69	2.80	4.82	2.77	3385	1850
February 2008	4.46	2.92	4.47	2.95	3400	2280
March 2008	4.12	3.17	4.24	3.11	3250	2600
April 2008	3.96	3.16	3.96	3.16	3130	2460
May 2008	3.84	3.04	3.90	3.01	3100	2370

B.	Plan of Distribution

Not applicable.

C.	Markets

Anooraq's common shares are listed and posted for trading in Canada on the TSXV under the symbol-ARQ. Anooraq's common shares have traded on the TSXV (and its predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since September 24, 1987. Until March 12, 2004, Anooraq's common shares traded in the United States on the Over-The-Counter Bulletin Board ("OTCBB") under the symbol ARQ.RF. Commencing March 15, 2004, Anooraq's common shares have traded in the United States on AMEX under the symbol ANO. Anooraq’s common shares also commenced trading on the Johannesburg Stock Exchange in South Africa under the symbol ARQ in December 2006.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable for an Annual Report.

B.	Memorandum and Articles of Association

Anooraq's Articles and Memorandum are filed with the British Columbia Registrar of Companies under Certificate of Incorporation No. 262963. A copy of the Articles and Memorandum was filed with Anooraq's initial registration on Form 20-F filed in March 2000.

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

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Anooraq in the two fiscal years immediately preceding this Annual Report are the following:

(a)	the Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006 as described under Item 4 paragaraph A.2;
(b)	the Settlement Agreement between Pelawan, Anooraq and the Pelawan Trust, as described under Item 4 paragaraph A.2; and
(c)	the Warrant Amendment Agreement between Anooraq and Pelewan made as of December 20, 2007.

D.	Exchange Controls

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Anooraq was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgate one third under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Anooraq. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Anooraq was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2007 was CAD 281 million and for 2008 is CAD 295 million. A non-Canadian would acquire control of Anooraq for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Anooraq unless it could be established that, on the acquisition, Anooraq was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

This summary is based on the current provisions of the Tax Act including all regulations there under, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by or on behalf of the Minister of Finance to the date hereof, and the current published administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Anooraq appears to have been a PFIC for the fiscal years ended December 31, 2005 through December 31, 2007, and at least certain prior fiscal years. Each U.S. Holder of Anooraq is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

Section 1.01      Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Section 1.02      Disclosure Controls and Procedures

As of the end of the period covered by this report, management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act.

While our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance of effectiveness, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

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

Item 16B.      Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company’s chief executive officer, the chief financial officer, other members of senior management and to employees and consultants generally which is included in the corporate governance policies and procedures manual adopted by the Board of the Company in November, 2007 (The “Code of Ethics”). As adopted, the Company's Code of Ethics sets forth standards that are designed, among other things, to prevent wrongdoing and to promote:

  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

  compliance with applicable governmental laws, rules and regulations;

  the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

  accountability for adherence to the Code of Ethics.

If any person becomes aware of a breach, or suspected breach, of the Code of Ethics, that person must report it immediately to his or her manager and the Company’s corporate secretary for action. If this is inappropriate or uncomfortable for the individual, the breach, or suspected breach, should be reported to another member of the senior management team and the corporate secretary for action. The Code of Ethics forms part of the conditions of employment for every one of the Company’s employees and officers, and also applies to its directors and contractors. Failure to comply with the Code of Ethics can result in disciplinary action including, where appropriate, dismissal.

The Code of Ethics is attached as an exhibit to this Form 20-F.

Item 16C.      Principal Accountant Fees and Services

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2007	Fees paid to auditor in year ended December 31, 2006
Audit Fees (1)	$135,000	$164,000
Audit-Related Fees (2)	$32,500	$17,000
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$167,500	$ 181,000

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

The following attached financial statements are incorporated herein:

1.

Report of the Independent Registered Public Accounting Firm (KPMG LLP) on the consolidated balance sheets as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years ended December 31, 2007, 2006 and 2005;

2.	Report of the Independent Registered Public Accounting Firm (KPMG LLP) on internal controls over financial reporting;

3.	Consolidated balance sheets as at December 31, 2007, and 2006;

4.	Consolidated statements of operations and and comprehensive loss for the years ended December 31, 2007, 2006 and 2005;

5.	Consolidated statements of shareholders’ equity for the periods refereed to in (3) above;

6.	Consolidated statements of cash flows for the periods referred to in (3) above;

7.	Notes to the consolidated financial statements.

ITEM 18	FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19	EXHIBITS

The following exhibits which are incorporated by reference herein have been filed with previously-filed Form 20-F Annual Report:

1	Articles of the Company. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2000
4A	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003
4A	Share Exchange Agreement between Pelawan and Anooraq dated January 21, 2004. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003
4A.1	Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004
11	Code of Ethics. Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003
4A.1	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006
4A.2	The Settlement Agreement between Pelawan, Anooraq and the Pelawan Trust made as of December 28, 2006

The following exhibits are filed with this Form 20-F Annual Report:

7.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007
7.2	Warrant amendment agreement between Anooraq and Pelawan made as of December 20, 2007
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(3)

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (3)
99.1	Audited Financial Statements
99.2	Management's Discussion and Analysis

SIGNATURES

Anooraq hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANOORAQ RESOURCES CORPORATION

Per:

/s/ Iemrahn Hassen

IEMRAHN HASSEN
Director, Chief Financial Officer, and Secretary

DATED:      July 15, 2008