Form 20-F/A
period 2007-12-31
ANOORAQ RESOURCES CORP
filed 2008-10-01
CIK 1028277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 2

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

EXPLANATORY NOTE

Explanation of amendments to Anooraq Resources Corporation Annual Report on Form 20-F/A for the fiscal year ended December 31, 2007:

The Report of The Independent Registered Public Accounting Firm (the “Report”) on the Company’s consolidated financial statements as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, included in the original Annual Report on Form 20-F filed on EDGAR on July 15, 2008, unnecessarily contained an explanatory paragraph, which our auditor has removed in their Report included in the Annual Report on Form 20-F/A Amendment No. 1 filed on August 20, 2008. All other financial and other information contained in the originally filed Annual Report on Form 20-F remains unchanged.

The certifications filed with the Company’s Annual Report on Form 20-F were not in the exact form required as set forth in Item 601(b)(31) of Regulation S-K. The revised certificates have been included in the Annual Report on Form 20-F/A Amendment No. 2 filed on September 24, 2008. All other financial and other information contained in the originally filed Annual Report on Form 20-F remains unchanged.

T A B L E  O F  C O N T E N T S

PART 1

In this Annual Report on Form 20-F/A , all references to the "Company" or to "Anooraq" refer to Anooraq Resources Corporation and its subsidiaries, unless the context clearly otherwise requires. Certain terms used herein are defined in the text and others are included in this glossary of terms.

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

References to this "Annual Report" are references to this Annual Report on Form 20-F/A for the fiscal year ended December 31, 2007.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F/A contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as "anticipates", "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D "Risk Factors", Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company's potential acquisitions, future operations, plans and timing for its exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company's actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying the Company's predictions. Some of these risks and assumptions include:

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

Anooraq's Articles and Memorandum are filed with the British Columbia Registrar of Companies under Certificate of Incorporation No. 262963. A copy of the Articles and Memorandum was filed with Anooraq's initial registration on Form 20-F/A filed in March 2000.

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

Exhibits attached to this Form 20-F/A are also available for viewing at the offices of Anooraq, Suite 1020 –800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Anooraq at 604-684-6365, attention Shirley Main. Copies of Anooraq's financial statements and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR at www.sedar.com.

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

The Code of Ethics is attached as an exhibit to this Form 20-F/A .

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

2.	Report of the Independent Registered Public Accounting Firm (KPMG LLP) on internal controls over financial reporting;

3.	Consolidated balance sheets as at December 31, 2007, and 2006;

4.	Consolidated statements of operations and and comprehensive loss for the years ended December 31, 2007, 2006 and 2005;

5.	Consolidated statements of shareholders’ equity for the periods refereed to in (3) above;

6.	Consolidated statements of cash flows for the periods referred to in (3) above;

7.	Notes to the consolidated financial statements.

ITEM 18	FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19	EXHIBITS

The following exhibits which are incorporated by reference herein have been filed with previously-filed Form 20-F Annual Report:

1	Articles of the Company. Incorporated by reference to Anooraq’s Annual Report on Form 20-F/A for the year ended October 31, 2000
4A	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. Incorporated by reference to Anooraq’s Annual Report on Form 20-F/A for the year ended October 31, 2003
4A	Share Exchange Agreement between Pelawan and Anooraq dated January 21, 2004. Incorporated by reference to Anooraq’s Annual Report on Form 20-F/A for the year ended October 31, 2003
4A.1	Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004
11	Code of Ethics. Incorporated by reference to Anooraq’s Annual Report on Form 20-F/A for the year ended October 31, 2003
4A.1	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006
4A.2	The Settlement Agreement between Pelawan, Anooraq and the Pelawan Trust made as of December 28, 2006

The following exhibits are filed with this Form 20-F/A Annual Report:

7.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007(1)
7.2	Warrant amendment agreement between Anooraq and Pelawan made as of December 20, 2007(1)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Audited Financial Statements (2)
99.2	Management's Discussion and Analysis(1)

(1)	Previously included on Annual report filed on Form 20-F on July 15, 2008
(2)	Previously included on Annual Report filed on Form 20-F/A on August 20, 2008

SIGNATURES

Anooraq hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANOORAQ RESOURCES CORPORATION

Per:

/s/ Iemrahn Hassen

IEMRAHN HASSEN
Director, Chief Financial Officer, and Secretary

DATED:      September 30 , 2008