Form 20-F
period 2008-12-31
ANOORAQ RESOURCES CORP
filed 2009-07-15
CIK 1028277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2008

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

Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)
Iemrahn Hassen ;Tel-27-11-779-6830;Fax-27-11-883-0836;
E-Mail:Iemrahn@anooraqresources.co.za

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Shares	The NYSE Amex Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of Registrant's only class of common stock as of December 31, 2008
186,640,007 Common Shares

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 Yes [    ]     No [ x ]

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [    ]     No [ x ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ]     No [     ]

Indicate by check mark whether the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files).
Yes [ x ]     No [     ]

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act

Large accelerated Filer [ ]	Accelerated Filer [ x ]	Non-accelerated Filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ x ]

If “"Other”" has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow:
Item 17 [ x ]     Item 18 [     ]

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.
Yes [     ]     No [ x ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

CURRENCY AND EXCHANGE RATES

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian Dollars. On July 1, 2009, the Federal Reserve noon rate for Canadian Dollars was 1 USD = CAD 1.1446 (see Item 3 – "Key Information" for further historical exchange rate information).

T A B L E   O F   C O N T E N T S

PART 1

In this Annual Report on Form 20-F, all references to the "Company" or to "Anooraq" refer to Anooraq Resources Corporation and its subsidiaries, unless the context clearly otherwise requires. Certain terms used herein are defined in the text and others are included in this glossary of terms.

Anooraq uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. On July 1, 2009 the Federal Reserve noon rate for Canadian dollars was 1 USD = CAD 1.1446. See also Item 3 - "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of July 1, 2009 and all information included in this document should only be considered correct as of such date References to this "Annual Report" are references to this Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

FORWARD LOOKING STATEMENTS

Cautionary Notes to Readers

This Annual Report on Form 20-F includes certain statements that may be deemed "forward looking statements". All statements in this Annual Report, other than statements of historical facts, are forward looking statements. These statements appear in a number of different places in this Annual Report and can be identified by words such as "anticipates", "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The Company believes that such forward looking statements are based on reasonable assumptions, including assumptions that: Lebowa will achieve production levels similar to previous years; the Company will be able to continue its financing strategy on favourable terms; and the Ga-Phasha Project and Boikgantsho Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements.

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

Cautionary Note to U.S. Investors

This Annual Report uses the terms "measured resources" and "indicated resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Investors should refer to the disclosure under the heading "Resource Category (Classification) Definitions" below.

This Annual Report uses the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to Readers Concerning Technical Review of Lebowa Platinum Mine

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of Lebowa. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify this part of Lebowa’s mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years, and for extended periods of time. The expansion projects described herein will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Anglo Platinum	Anglo Platinum Limited, a public company incorporated under the laws of South Africa.

Anooraq Shareholders Agreement

The shareholders agreement between Pelawan, Anooraq, the Pelawan Trust and Plateau, dated as of June 12, 2009, which has replaced the Pelawan RTO Share Exchange Agreement, the Pelawan RTO Shareholders Agreement and the settlement agreement between the Company and Pelawan dated as of December 28, 2006, as of July 1, 2009, the effective date of the Lebowa Transaction.

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

BEE Warrants

The warrants for the issue of 167 million Anooraq Common Shares, issued by the Company to the Pelawan Trust pursuant to the settlement agreement with Pelawan dated as of December 28, 2006. The BEE Warrants expired without issuance of the Common Shares.

Boikgantsho Project	The Boikgantsho PGM project, located on the Northern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the northern portion of the Overysel farm.

Boikgantsho

Boikgantsho Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa which as of July 1, 2009, is a wholly owned subsidiary of Holdco and owns the respective interest in, and assets relating to, the Boikghantsho Project.

Common Shares	Common shares without par value in the capital of the Company.

Debt Facility

The Senior Debt Facility with Standard Chartered Bank plc, made available to Plateau Resources amounting to ZAR 750 million including capitalised interest up to a maximum of three years or ZAR 250 million.

DME	The Government of South Africa acting through the Minister of Minerals and Energy and the Department of Minerals and Energy and their respective successors and delegates.

Elemental Symbols	Pt – Platinum; Pd – Palladium; Au – Gold; Ag – Silver; Cu – Copper; Cr – Chromium; Ni – Nickel; Pb – Lead; Rh – Rhodium; Ru – Ruthenium.

Farm	A term commonly used in South Africa to describe the area of a mineral interest.

Ga-Phasha Project	The Ga-Phasha PGM project, located on the Eastern Limb of the Bushveld Complex in South Africa, on the Paschaskraal, Klipfontein, Avoca and De Kamp farms.

Ga-Phasha /GPM

Ga-Phasha Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa which as of July 1,2009, is a wholly owned subsidiary of Holdco and owns the respective interest in and assets relating to the Ga-Phasha Project.

HDP

A "historically disadvantaged person" as contemplated in the Mineral Development Act, being a person who was discriminated against under the Apartheid system, and includes certain trusts and companies in which such a person has interests, as contemplated in the Holdco Shareholders Agreement.

HDSI	Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada, which is a related party to Anooraq.

Holdco	Richtrau No. 179 (Proprietary) Limited, a private company incorporated under the laws of South Africa, which will be renamed Bokoni Platinum Holdings (Proprietary) Limited.

Holdco Shareholders Agreement	The shareholders' agreement entered into between Plateau, RPM and Holdco dated March 28, 2008, as amended on May 13, 2009, to govern the relationship between Plateau and RPM as shareholders of Holdco.

Kwanda Project	The Kwanda PGM Project, located on the Northern Limb of the Bushveld Complex in South Africa, on 12 farms.

Kwanda

Kwanda Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa which as of July 1, 2009, is a wholly owned subsidiary of Holdco and owns the respective interest in and assets relating to the Kwanda Project.

Lebowa	Lebowa Platinum Mine, a PGM mine, located on the Eastern Limb of the Bushveld Complex in South Africa on the Diamand, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad and Zeekoegat farms.

Lebowa Transaction

The transaction pursuant to which the Company has acquired an effective 51% interest in Lebowa and an additional 1% interest in the Ga-Phasha Project, Boikgantsho Project and Kwanda Project pursuant to the acquisition by Plateau of 51% of the shares in, and claims on shareholders loan account against, Holdco, which, following implementation of the transaction, now owns 100% of New Opco, 100% Ga-Phasha Platinum Mine (Proprietary) Limited, Boikgantsho Platinum Mine (Proprietary) Limited, Kwanda Platinum Mine (Proprietary) Limited, for an aggregate cash consideration of ZAR2.6 billion.

Lebowa Transaction Agreements

The Boikgantsho Sale of Rights Agreement, the Kwanda Sale of Rights Agreement, the Plateau Sale of Boikgantsho Shares and Claims Agreement, the Plateau Sale of Kwanda Shares Agreement, the Plateau Sale of Ga-Phasha Shares and Claims Agreement, the Holdco Sale of Shares Agreement, the Holdco Shareholders Agreement and the Phase 3 Implementation Agreement, as more fully defined in the May 2009 Circular, and any amendments to such agreements, collectively.

LPM	Lebowa Platinum Mines Limited, a public company incorporated under the laws of South Africa and which is a wholly owned subsidiary of Holdco.

May 2009 Circular	The management information circular dated May 13, 2009 in respect of the annual and extraordinary general meeting of the Company held on June 15, 2009, available on SEDAR at www.sedar.com.

Mineral Development Act	The Mineral and Petroleum Resources Development Act, 2002 (South Africa).

Mining Charter	The Broad Based Socio-Economic Empowerment Charter for the South African mining industry, signed by the DME, the South African Chamber of Mines and others on October 11, 2002.

New Opco

Richtrau No. 177 (Proprietary) Limited, a private company incorporated under the laws of South Africa, which is to be renamed Bokoni Platinum Mines (Proprietary) Limited and which is a wholly owned subsidiary of Holdco.

NYSE Amex	The NYSE Amex formerly the American Stock Exchange (Amex).

Pelawan	Pelawan Investments (Proprietary) Limited, a private company incorporated under the laws of South Africa.

Pelawan RTO Share Exchange Agreement	The Share Exchange Agreement between Pelawan and Anooraq made as of January 21, 2004 and as amended from time to time.

Pelawan RTO Shareholders Agreement	The Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004.

Pelawan Trust

The independent South African trust established in accordance with a trust deed dated September 2, 2004, the trustees of which are Deneys Reitz Trustees (Proprietary) Limited, Tumelo Motsisi and Asna Chris Harold Motaung.

PGM	Platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium.

Plateau	Plateau Resources (Proprietary) Limited, a private company incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Anooraq.

Platreef Properties	The Platreef PGM properties located on the Northern Limb of the Bushveld Complex in South Africa, which includes the Kwanda, Boikgantsho and Rietfontein projects.

PPRust	Potgietersrust Platinum Limited, a private company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum.

Royalty Act	The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, in relation to royalties to be levied by the South African state in respect of the transfer of mineral or petroleum resources.

RPM	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum.

RTO	Reverse Take-Over whereby Pelawan acquired a controlling share of Anooraq Resources pursuant to the Pelawan RTO Share Exchange Agreement.

SARB	The Exchange Control Department of the South African Reserve Bank.

South Africa	The Republic of South Africa.

TSXV	TSX Venture Exchange Inc.

ZAR	South African Rand, the currency of South Africa.

Geological/Exploration Terms

4E grade	The 4E grade is the sum of the grade of Pt, Pd, Rh and Au.

Chromitite	An igneous rock composed mostly of the mineral chromite and found in ultramafic to mafic layered intrusions.

Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth's crust.

Feldspathic	Containing feldspar as a principal ingredient.

Gabbro	Course grained mafic igneous rock.

Lithology	Rock composition and structure.

Mafic	Composed of dark ferromagnesian minerals.

Mineral Deposit

A deposit of mineralization that may or may not be ore. Under US rules, a mineral reserves or ore is determined by a full feasibility study. and mineralization may not be classified as a "reserve”" unless the determination has been made that the mineralization could be economically and legally extracted or produced at the time the reserve determination is made Under Canadian rules, Mineral reserves may be determined by a preliminary feasibility study.

Mineralized Material

A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility. Mineralization classified as "inferred", is a classification that is acceptable under Canadian regulations (see "Resource Category (Classification) Definitions" below) but cannot be used in a feasibility study and is not recognized by the United States Securities and Exchange Commission.

Norite	A coarse-grained plutonic rock in which the chief constituent is basic plagioclase feldspar (labradorite) and the dominant mafic mineral is orthopyroxene (hypersthene).

Pyroxenite	A medium or coarse-grained rock consisting essentially of pyroxene, a common rock forming mineral.

Technical Report
Means a report prepared and filed in accordance with National Instrument 43-101 on the Company’s profile with the Canadian Security Administrators on www.sedar.com. This document refers to the May 2009 Technical Report entitled “Technical Report: Lebowa Platinum Mine, Limpopo Province, South Africa dated May 12 2009; the October 2007 Technical Report entitled “Technical Report on the Updated Resource Estimates on the Merensky Reef and UG2 Deposits, Ga-Phasha PGM Project, Eastern Limb, Bushveld Complex, Limpopo Province, South Africa dated October 19 2007; and the December 2004 Technical Report entitled “Technical Report Resource Estimate on the Boikgantsho Joint Venture, Eastern Limb, Bushveld Complex, Limpopo Province, South Africa dated December 22, 2004”.

Resource Category (Classification) Definitions

mineral reserve

Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") defines a "Mineral Reserve" as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

(1) A "Probable Mineral Reserve" is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

(2) A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Industry Guide 7 – "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" of the Securities and Exchange Commission defines a 'reserve' as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

mineral resource

Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") defines a "Mineral Resource" as a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

(2) Indicated Mineral Resource. An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

(3) Measured Mineral Resource. A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and other physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

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

The Company's annual financial statements have been audited by its independent registered public accounting firm, KPMG LLP, Chartered Accountants, for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and the fourteen month fiscal year ended December 31, 2004. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 13 to the financial statements included herein provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to the Company and a reconciliation to US GAAP of the Company's financial statements.

The selected financial data is presented in Canadian dollars and in accordance with Canadian GAAP and United States GAAP.

CONSOLIDATED BALANCE SHEET DATA (in thousands of Canadian dollars)

CANADIAN GAAP	December 31,	December 31,	December 31,	December 31,	December 31,
Period End Balances	2008	2007	2006	2005	2004
Total assets	$15,173	$16,953	$21,829	$13,836	$24,480
Total liabilities	16,502	12,220	12,853	379	1,413
Share capital and
contributed surplus	72,532	65,110	55,056	55,032	52,338
Deficit	(73,862)	(60,376)	(46,080)	(41,575)	(29,271)
Working capital	587	4,988	12,143	4,781	14,375
Equipment, net	469	105	73	174	198
Mineral property	8,993	9,079	8,241	8,502	8,494
interests
Shareholders' equity	(1,328)	4,734	8,976	13,457	23,067
(deficit)
Number of shares
outstanding	186,640,007	185,208,607	148,220,407	148,220,407	148,020,407

US GAAP	December 31	December 31	December 31	December 31	December 31
Period End Balances	2008	2007	2006	2005	2004
Total assets	$15,335	$17,227	$21,829	$13,836	$24,480
Total liabilities	16,664	12,493	12,853	379	1,413
Share capital and
contributed surplus	72,532	65,110	55,056	55,032	52,338
Deficit	(73,859)	(60,376)	(46,080)	(41,575)	(29,271)
Working capital	587	4,988	12,143	4,781	14,375
Equipment, net	469	105	73	174	198
Mineral property	8,993	9,079	8,241	8,502	8,494
interests
Shareholders' equity	(1,328)	4,734	8,976	13,457	23,067
(deficit)

Number of shares
outstanding	186,640,007	185,208,607	148,220,407	148,220,407	148,020,407

No dividends have been declared for any periods above.

CONSOLIDATED STATEMENT OF OPERATIONS DATA
(in thousands of Canadian dollars, except per-share amounts)

	12 months	12 months	12 months	12 months	14 months
CANADIAN GAAP	ended	ended	ended	ended	ended
Statement of	December 31	December 31	December 31	December 31	December 31
Operations Data	2008	2007	2006	2005	2004
Interest income	$179	$800	$264	$120	$486
General and administrative
expenses	13,325	12,891	4,153	6,534	4,612
Exploration expenditures	341	2,344	736	5,955	8,901
Loss	(13,485)	(14,296)	(4,505)	(12,304)	(13,027)
Loss per Common Share	(0.07)	(0.08)	(0.03)	(0.08)	(0.18)

	12 months	12 months	12 months	12 months	14 months
US GAAP	ended	ended	ended	ended	ended
Statement of	December 31	December 31	December 31	December 31	December 31
Operations Data	2008	2007	2006	2005	2004
Interest income	$179	$800	$264	$120	$486
General and administrative
expenses	13,325	12,891	4,153	6,534	4,612
Exploration expenditures	341	2,344	736	5,955	8,901
Loss	(13,485)	(14,296)	(4,505)	(12,304)	(13,027)
Loss per Common Share	(0.07)	(0.08)	(0.03)	(0.08)	(0.18)

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

USD/CAD

	12 months	12 months	12 months	12 months	14 months
	ended	ended	ended	ended	ended
USD/CAD	December 31	December 31	December 31	December 31	October 31
	2008	2007	2006	2005	2004
End of Period	1.21	0.99	1.17	1.16	1.20
Average for Period	1.06	1.08	1.13	1.21	1.30
High for Period	1.29	1.19	1.17	1.27	1.38
Low for Period	0.98	0.92	1.09	1.15	1.20

The following table sets out the exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of South African Rand (ZAR) into Canadian Dollars in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates for such periods.

	12 months	12 months	12 months	12 months	14 months
	ended	ended	ended	ended	ended
ZAR/CAD	December 31	December 31	December 31	December 31	December 31
	2008	2007	2006	2005	2004
End of Period	0.131	0.145	0.165	0.184	0.213
Average for Period	0.123	0.152	0.169	0.191	0.202
High for Period	0.151	0.169	0.195	0.213	0.222
Low for Period	0.110	0.142	0.142	0.175	0.178

Monthly Exchange Rates

The following table sets out the high and low exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of United States Dollars into Canadian Dollars in effect for the following months.

USD/CAD	January	February	March	April	May	June
	2009	2009	2009	2009	2009	2009
Low for the period	1.178	1.2164	1.2225	1.1930	1.0910	1.0810
High for the period	1.268	1.2914	1.2991	1.2610	1.1859	1.1190

The following table sets out the high and low exchange rates, based on noon buying rates as certified by the Bank of Canada, for the conversion of South African Rand into Canadian Dollars in effect for the following months.

ZAR/CAD	January	February	March	April	May	June
	2009	2009	2009	2009	2009	2009
Low for the period	0.1195	0.1210	0.1209	0.1315	0.1345	0.1348
High for the period	0.1299	0.1283	0.1322	0.1415	0.1411	0.1386

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investment in mining companies such as Anooraq is highly speculative and subject to numerous and substantial risks.

The Company faces risks in executing its business plan and achieving revenues. The following risks are material risks that the Company faces. The Company also faces the risks identified elsewhere in this Annual Report. If any of these risks occur, the Company's business and its operating results and financial condition could be seriously harmed and, under certain circumstances, the Company may not be able to continue business operations as a going concern.

Exploration and Development

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures are required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Anooraq and its joint venture partners will result in a profitable commercial mining operation.

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

No Ore at Exploration Projects

Anooraq’s mineral projects are at varied stages of exploration. The Ga-Phasha Project and the Boikgantsho Project are at a prefeasibility study stage, and the Kwanda Projects is at an early exploration stage. The Platreef Properties and the Ga-Phasha Project are in the exploration as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be ore. Although the Company believes that exploration data available is encouraging, particularly in respect to the Boikgantsho and Ga-Phasha Projects, there can be no assurance that commercially mineable ore bodies exist. There is no certainty that any expenditure made in the exploration of the Company's mineral properties will result in discoveries of commercially recoverable quantities of ore. Completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work will be required before it can be concluded that a potential mine at any of these projects is likely to be economic.

Economic Risk

The future profitability of Anooraq's operations may be significantly affected by changes in the market price of the metals it mines or explores. The prices of PGM are volatile, and are affected by numerous factors beyond Anooraq's control. The level of interest rates, the rate of inflation, world supply of PGM and instability of exchange rates can all cause fluctuations in these prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of PGM have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and could have a material adverse effect on Anooraq's business, results of operations and financial condition.

Additional Funding Requirements

The further development and exploration of the various mineral properties in which Anooraq holds interests is dependent upon Anooraq's ability to obtain debt financing, equity financing or other means for financing. There is no assurance that Anooraq will be successful in obtaining the required financing.

Mining

Mining operations generally involve a high degree of risk. Anooraq's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible liability. Notwithstanding precautions to minimize risk, mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams which may result in environmental pollution and consequent liability, any of which may have a material adverse effect on Anooraq's business and results of operation and financial condition.

Government Regulation

The exploration and mining activities of Anooraq are subject to various South African national, provincial and local laws governing prospecting, development, production, taxes, royalties, labour standards and occupational health, mine safety, toxic substances and other matters. Exploration and mining activities are also subject to various national, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of certain air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although Anooraq's activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Anooraq's business, results of operation and financial condition.

The mining industry in South Africa is subject to extensive regulation. The regulatory environment is developing and lacks clarity in a number of areas and laws and regulations are subject to interpretation, review and amendment. In addition, the regulatory process entails a public comment process, which could make the outcome of legislation more uncertain and cause delays in the regulatory process. A number of significant matters have not been finalized, including legislation dealing with royalties and beneficiation. Anooraq cannot predict the outcome or timing of any amendments or modifications to applicable laws and regulations or the interpretation thereof, the enactment of new laws and regulations, or their impact on its business.

In March 2003, the South African government released a Royalty Bill relating to royalties payable to the State in respect of mineral and petroleum resources. A revised version of the Royalty Bill was released in October 2006. In December 2007, a third (and final) draft Bill was released for public comment and Parliamentary review. The third draft of the Royalty Bill confirmed gross sales as the tax base, but took the process of beneficiation into account. This Bill moved away from a dual rates system (differential rates for refined and unrefined minerals) towards an allowance for deductions of beneficiation related expenses. The revised tax base will thus be equal to gross sales less allowable beneficiation related expenses and transport expenses between the seller and buyer of the final product. The Royalty Bill was enacted in November 2008, as the Mineral and Petroleum Resources Royalty Act, Act 28 of 2008. According to the Royalty Act, a royalty on the transfer of mineral or petroleum resources would be payable to the South African government from May 1, 2009. In his Budget Speech of February 11, 2009, the Minister of Finance announced that the implementation of the Royalty Act will be delayed to March 2010.

South African Government Empowerment Initiatives

In October 2002, the South African Government enacted the Mineral Development Act that deals with the state's policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is an ambitious statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa's mineral wealth by the inclusion of HDP into the industry. The Mineral Development Act came into effect in May 2004.

The South African Government has stated it will be issuing permits and licenses for prospecting and mining rights to applicants using a "scorecard" approach. These scorecards are contained in and interpreted in accordance with the Mining Charter and the Codes of Good Practice for the Minerals Industry ("the Minerals Code") developed in terms of Section 100 of the Mineral Development Act. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of Anooraq and its operations and financial condition.

Joint Venture Risks

Anooraq may explore, develop and operate properties in the future through joint ventures. Plateau's interests in these projects are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Anooraq's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters. See Item 4D - "The Platreef Properties – Location and Property Description - Rietfontein Block" for a discussion of a current dispute with a joint venture partner.

Title Matters

While Anooraq has no reason to believe that the title to any of its properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them. The mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. Certain of the Company's mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work may invalidate title to portions of the properties.

The Company's mineral properties are subject to land claims which may adversely impact the Company's mineral rights

Certain of the properties in which the Company has mineral rights are the subject of restitution claims by local communities. These restitution claims are against the government of South Africa and not the Company. While the Company does not believe that these claims will have a material adverse impact on the Company's mineral rights or operations, there can be no assurance that the restitution claims may not have some adverse impact on the Company's mineral rights or ability to explore, develop or mine its mineral properties.

Insurance and Uninsured Risks

Anooraq's operations are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Anooraq's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Anooraq maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks typically associated with a mining company's operations. Anooraq may also be unable to maintain insurance to cover these risks at affordable premiums.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution is not generally available to Anooraq or to other companies in the mining industry on acceptable terms. Anooraq might also become subject to liability for hazards which Anooraq may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Anooraq to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Political & Legislative Risk

The principal assets of Anooraq are located in South Africa. As a result, it may be difficult for investors to enforce judgments obtained against Anooraq in Canada or the United States.

South Africa has recently effected major legislative and regulatory changes to its mineral law, affecting mineral title. Many applicable laws are relatively new, resulting in risks such as possible misinterpretation. In addition, the Company is subject to possible unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, and mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Anooraq. Anooraq's operations may also be affected in varying degrees by political and economic instability, power interruptions, terrorism and crime.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect Anooraq's operations or likelihood of future profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

The Government of South Africa exercises control over such matters as exploration and mining licensing and permitting, which may adversely impact on Anooraq's ability to carry out exploration, development and mining activities. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

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

HIV/AIDS is prevalent in Southern Africa. Employees or contractors of the Company may have or could contract this potentially deadly virus. There has been a steady emigration of skilled personnel from Southern Africa in recent years. Generally, the prevalence of HIV/AIDS could cause lost employee hours and the emigration of skilled employees could adversely affect Anooraq's ability to retain its employees.

Exchange Rate Fluctuations

Anooraq conducts operations in currencies other than Canadian dollars. The Company maintains most of its working capital in South African rand ("ZAR") or ZAR-denominated securities and converts its Canadian funds to foreign currencies, predominantly South African rand, as certain payment obligations become due. The Company does not hedge the Company's foreign currency exposure. Accordingly, the

Company is subject to fluctuations in the rates of currency exchange between the Canadian dollar and these foreign currencies, and these fluctuations could materially affect its financial position and results of operations.

The prices of PGM are denominated in United States dollars and, accordingly, Anooraq's future revenues will be determined relative to the United States dollars as a key input parameter. Although PGM concentrate is sold to RPM at USD equivalent prices, all revenues received by Anooraq will be in ZAR and not USD. Most of its operating expenses are in ZAR. As a result, fluctuations in the United States dollar against the Canadian dollar and in each of those currencies against the South African Rand could have a material adverse effect on Anooraq's financial results which are denominated and reported in Canadian dollars.

Foreign Subsidiaries

Anooraq conducts operations through foreign subsidiaries and joint ventures, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Anooraq's ability to fund its operations efficiently or its ability to transfer funds between the various entities within the Anooraq group of companies. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Anooraq's valuation and stock price.

Anooraq Has No History of Earnings

Anooraq has a long history of losses and there can be no assurance that Anooraq will ever be profitable. Anooraq has paid no dividends on its shares since incorporation. Anooraq anticipates that it will retain any future earnings and other cash resources for debt repayment and for the future operation and development of its business. Anooraq does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is at the discretion of Anooraq's board of directors after taking into account many factors including Anooraq's debt covenants and obligations, operating results, financial condition and anticipated cash needs.

Going Concern Assumption

Anooraq's consolidated financial statements have been prepared assuming Anooraq will continue as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due. Prior to July 1, 2009, the Company had historically been an exploration-stage company and did not have any sources of revenues and has incurred recurring operating losses since inception.

As at December 31, 2008, the Company had cash and cash equivalents of $3,850,674 and working capital of $587,726 and subsequent to year end to the date of this Annual Report, incurred and continued to incur expenditures related to the completion of the Lebowa Transaction. Effective July 1, 2009, the Company completed the acquisition of an effective 51% interest in an operating mine, which is expected to result in immediate cash flows from operations but which requires debt and equity financing.

As a result of the completion of the transaction and the related additional financial resources that the Company has secured, Management of the Company now expects that the cash flows from the acquired mining operations and the additional financing available are sufficient to meet ongoing operating and administration cash requirements.

Anooraq's Share Price is Volatile

The market price of the stock of a resource issuer such as Anooraq is affected by many variables, including results of operations and exploration, the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Common Shares suggests Anooraq's shares will continue to be volatile.

Certain of Anooraq's Directors and Officers are Part-time and Serve as Directors and Officers of Other Companies

Certain of the directors and officers of Anooraq serve as officers and/or directors of other resource exploration companies and are engaged in, and will continue to be engaged in, the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Anooraq. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors' and officers' duties to Anooraq and their duties to the other companies in which they have interests, the directors and officers of Anooraq expect that participation in business opportunities offered to directors and officers or companies in which they have interests will be allocated on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate.

Significant Potential Equity Dilution

As at July 1, 2009 there were 8,061,000 Anooraq stock options outstanding. All of these stock options were repriced to $1.29, at the Extraordinary General Meeting of the shareholders of the Company held on June 15, 2009. The shareholders also approved an amendment to increase the maximum number of Common Shares issuable under the Stock Option Plan to 32,600,000, less the 8,464,000 shares that have already been issued under the Plan. The exercise of options issued by the Company will result in the issuance of additional Common Shares, and the unrestricted resale of these additional Common Shares could have a depressing effect on the current trading price of the Company's Common Shares.

Anglo Platinum has provided vendor financing for the majority of the Lebowa Transaction purchase price. This vendor finance facility includes a ZAR 1.1 billion share settled financing to Plateau, which will have the effect that: (i) RPM will ultimately receive a total of 115.8 million Common Shares (see definition of Common Shares); and (ii) Pelawan will receive 111.6 million Common Shares in order to maintain Pelawan's minimum 51% shareholding in Anooraq. (These Common Shares issued to Pelewan will be subject to a rigid lock-up that will prevent Pelawan from disposing of such shareholding for as long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq). The total number of Common Shares that will be issued on implementation of the share settled financing is 227.4 million Common Shares with 115.8 million Common shares able to be traded by RPM on an unrestricted basis. The Common Shares available for unrestricted resale could have a depressing effect on the current trading price of the Company's Common Shares.

Possible failure to realize anticipated benefits of the Lebowa Transaction

As a result of the completion of the Lebowa Transaction, the Company is in the process of realizing its goal of becoming a significant PGM producer. Achieving the benefits of this and future acquisitions depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that could adversely affect the Company's ability to achieve the anticipated benefits of these and future acquisitions.

Operational and resources and reserves risks relating to the Lebowa Assets

The risk factors set forth herein relating to the mining business and the operations of the Company apply equally in respect of the recently acquired Lebowa assets. In particular, the resources and reserve information contained in the technical report prepared by Deloitte in respect of Lebowa is only an estimate of future production from, and the ultimate resources and reserves of, those properties. Mineral reserves of Lebowa may be materially greater or less than the estimates contained in the technical report.

Risks related to the acquisition of mining properties

The acquisition of mining properties or companies are, including the Lebowa Transactions, is based in large part on engineering, environmental and economic assessments made by the acquirer, independent engineers and consultants. These assessments include assumptions regarding such factors as recoverability and marketability of PGM, environmental restrictions and prohibitions regarding releases and emissions of various harmful substances, future prices of PGM, future operating costs, future capital expenditures and royalties and other government levies which may be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the Company. All such assessments involve a measure of geologic, engineering, statistical, environmental and regulatory uncertainty that could result in lower production and reserves or higher operating or capital expenditures than anticipated.

Although title and environmental reviews are conducted prior to any purchase of resource assets, such reviews cannot guarantee that any unforeseen defects in the chain of title will not arise to defeat the Company's title to certain assets or those environmental defects or deficiencies do not exist. Such deficiencies or defects could increase costs and/or reduce the value of the Company's assets, and could have a material adverse effect upon the Company and the value of its shares.

Provisions in favour of Anglo Platinum in the Lebowa Transaction Agreements may adversely affect the Company's interest in Lebowa, the Boikgantsho Project, the Ga-Phasha Project and the Kwanda Project

The Holdco Shareholders Agreement places a variety of restrictions on Plateau, its subsidiaries and its controlling shareholders which are designed to safeguard the HDP status of Holdco for an initial period, and at all times to provide Anglo Platinum with a degree of control, independent of BEE considerations, over whom is the ultimate controlling shareholder of Holdco. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled company. If a breach of these undertakings occurs and Plateau fails to "remedy" or "cure" (as such terms are defined in the Holdco Shareholders Agreement) such breach within the periods specified in the Holdco Shareholders

Agreement, then RPM may compel Plateau to sell its interests in Holdco to another HDP at the best possible price in the circumstances. If Plateau were forced to sell its interest in Holdco pursuant to the minority protections in the Holdco Shareholders Agreement, such a sale would have a materially adverse impact on the Company's financial condition, cash flows and results of operations.

At any time during the term of the Holdco Shareholders Agreement, if a change in control of Holdco occurs (including a change in control approved of by the DME, or that arises out of a "cure" described above), then Plateau is required to "remedy" the change. If Plateau fails to "remedy" the change in control within the period specified in the Holdco Shareholders Agreement, then RPM will be entitled to compel the purchase by Plateau of RPM's interests in Holdco for fair market value. There can be no assurance that Plateau will have sufficient funds to affect such a purchase.

The Company's operations may be adversely affected by the current South African electricity crisis

The Company's mineral projects are supplied with power from Eskom, the South African national electricity provider. Since mid-January 2008, South Africa has been in the midst of an electrical energy supply crisis. This crisis has arisen as a result of a gap between electrical generation capacity and rapidly growing demand. In January 2008, Eskom announced a three phase National Stabilization Plan which focuses on both demand side management and supply side stabilization. Eskom is moving through power rationing and power conservation phases during 2008/09 and 2009 which require a national consumption reduction of 3,000 megawatts (MW). This has resulted in a planned load shedding across the country, with effect from April 1, 2008, to ensure system stability. The mining and industrial sectors have been operating under a 90% to 95% power supply constraint, which is likely to remain in force for the remainder of 2009 and with a real likelihood of short duration outages. The first meaningful supply side increase from Eskom is anticipated to occur in 2012 when the first phase of the new Medupi Power Station comes on line. There can be no assurance that Eskom will deliver increased supply within this timeline. The Company is currently investigating supplementary power generation options and is taking steps to reduce its rate of electrical consumption. However, there can be no assurance that the supply of electricity from Eskom will be adequate or that the Company will be able to obtain supplementary sources of power. If Eskom is not able to supply a sufficient amount of electricity to the Company's mineral projects, this will have an adverse impact on the Company's operations and on the Company's financial condition.

ITEM 4	INFORMATION ON THE COMPANY

SUMMARY

A.	History and Development of the Company

1.	Name, Address and Incorporation; Trading Markets

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

The Company's registered office is care of its Canadian attorneys, McCarthy Tétrault LLP, at Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, telephone (604) 643 7100, facsimile (604) 643 7900.The operating office of the Company in South Africa is located at 4th Floor, 82 Grayston Drive, Sandton, Johannesburg, 2146, South Africa, telephone +27 (11) 883 0831 and facsimile +27 (11) 883 0836.

The Company trades on the TSX-V (symbol ARQ) and NYSE Amex (symbol ANO). In 2006, Anooraq affected an inward listing on the JSE Limited and began trading on the JSE on December 19, 2006 under the trading symbol of ARQ.

2.	Summary Corporate History and Intercorporate Relationships

From 1996 to mid-1999, the Company's mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African PGM project, the Platreef Properties (see Item 4D - "Further Particulars of Anooraq's Properties - The Platreef Properties"). The Company has two active Cayman Islands subsidiaries, N1C Resources Inc. ("N1C") and N2C Resources Inc. ("N2C"). These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands, and their use represents a common method for Canadian mining companies to hold foreign resource assets. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau, a private South African mining corporation through which Anooraq holds its interests in South Africa.

In January 2004, the Company announced that it had agreed to terms whereby the Company and Pelawan, a private South African company, would combine their respective PGM assets, comprising the Company's PGM projects on the Northern Limb of the "Bushveld Complex" and Pelawan's 50% participation interest in the Ga-Phasha (previously known as "Paschaskraal") Project on the Eastern Limb of the Bushveld in the Republic of South Africa. The Ga-Phasha Project, located approximately 250 kilometers northeast of Johannesburg, has significant mineral resources outlined as well as encouraging potential.

Pursuant to the terms of the Pelawan RTO Share Exchange Agreement, the Pelawan transaction, which was completed in September 2004 and which constituted a reverse take-over ("RTO") under the policies of the TSX-V, the Company acquired Pelawan's 50% shareholding in Ga-Phasha and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq Common Shares (the "Consideration Shares") and cash payments totaling ZAR 15.7 million. The number of Consideration Shares issued took into account the potential dilutive effect of financings expected to be undertaken in the future to develop PGM mines, for example on the Ga-Phasha and the Drenthe-North Overysel deposits, such that Pelawan's ownership (initially 63%) of the issued and outstanding shares of Anooraq would remain at a certain minimum level (defined as 52%) on a going forward basis to maintain Anooraq as a BEE company, and consequently affording Anooraq with additional opportunities and greater flexibility under South Africa's new mining laws. Further, the dilution calculation allowed for approximately 7.9 million Consideration Shares to be sold by Pelawan during the twelve month period subsequent to the closing, all of which shares were sold by Pelawan on March 28, 2005. Of the remaining Consideration Shares, approximately 83.3 million shares (the "Lock up Shareholding") were required to remain held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project. Under the Mineral Development Act, and as specified in the agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan would at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52%, in order to ensure that Anooraq retains its classification as a BEE company.

The Pelawan RTO Share Exchange Agreement provided that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the "Projects") took place prior to a particular date (the "Finalization Date") and the shareholder dilution associated with such financings caused Pelawan's shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional Common Shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding allows for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally the Finalization Date was September 30, 2005 but that date, by agreement in November 2005 between Anooraq and Pelawan, was extended to December 31, 2006.

The Pelawan RTO Share Exchange Agreement further provided that, to the extent that no such dilutive financings actually took place by the Finalization Date, certain dilutive financings would be deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan's shareholding of the anticipated financings for mine development of the Projects and, in this way, safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any Common Shares would be required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the Pelawan RTO Share Exchange Agreement provided that the quantum of such deemed financings would equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies had not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Boikgantsho Project, less cash on hand (the "Deemed Dilutive Financings"). Following the Finalization Date, Anooraq had the right but not the obligation to issue additional Common Shares to Pelawan in order to maintain Pelawan's minimum shareholding.

Neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date to the earlier of:

(a)	the first date at which both the Boikgantsho financing and the Ga-Phasha financing, in fact had occurred;

(b)	any date which was within a 60-day period following an announcement by Anooraq of a further material transaction, as defined; and

(c)	December 31, 2006.

As of December 28, 2006, the Company entered into a settlement agreement with Pelawan (the "Settlement Agreement") to waive the Deemed Dilutive Financings contemplated in the Pelawan RTO Share Exchange Agreement. Under the terms of the Settlement Agreement:

(i)

In June 2007 Anooraq issued to the Pelawan Trust 36 million Common Shares ("Adjustment Consideration Shares"), representing a 50% reduction in the number of shares potentially to be issued under the original RTO transaction terms. The Company received regulatory approval for the issuance of the shares during 2007.

(ii)

Anooraq issued to the Pelawan Trust the BEE Warrants for the purchase of 167 million Common Shares in Anooraq. The BEE Warrants were exercisable until December 31, 2008. The Company received regulatory approval for the issuance of the BEE Warrants during 2007. On the occurrence of a Concurrent Financing, the Pelawan Trust would have been obliged to exercise the BEE Warrants to ensure that, at a minimum; Anooraq retained its status as a 52% BEE controlled company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum Limited.

In December 2007, the Company entered into an amending agreement (the "Amending Agreement") with Pelawan to amend the exercise procedure of the BEE Warrants to allow Pelawan to finance the exercise of the BEE Warrants by way of a bridge loan ("Bridge Loan Facility") from Rand Merchant Bank ("RMB"). Pursuant to the Amending Agreement, on December 20, 2007, Pelawan exercised the BEE Warrants by depositing an escrowed amount equal to the aggregate exercise price for the BEE Warrants ($225 million or ZAR 1.586 billion) into an interest bearing account with RMB, to be released pursuant to a deposit account agreement (the "Deposit Agreement") between RMB, Pelawan Investments (Pty) Ltd and Anooraq upon the satisfaction of certain release conditions. The Common Shares underlying the BEE Warrants would have been issued to Pelawan upon receipt by the Company of the exercise price per Common Share, plus the interest accrued thereon up to the date of receipt by the Company of the exercise price. However, the release conditions were not satisfied, with the result that the warrant exercise was void and Anooraq did not receive the proceeds of the exercise of the BEE Warrants nor the interest earned from the deposit account. The BEE Warrants expired on December 31, 2008.

In November 2006, Anooraq reached an agreement with Anglo Platinum, whereby Anglo Platinum, through its subsidiary RPM, loaned ZAR 70 million to Plateau. The Company reached an agreement with Anglo Platinum on November 23, 2008, whereby Anglo Platinum agreed to provide an additional ZAR 30 million to the Company by increasing the existing loan to Plateau, from ZAR 70 million to ZAR 100 million and agreed to defer interest payments owing in terms of the existing loan. Pursuant to security agreements entered into in connection with the loan, Plateau ceded, as security, its interest in Ga-Phasha. This loan, together with interest capitalized thereon, was repaid in full, effective July 1, 2009.

Lebowa Transaction

In September 2007, Anooraq and Anglo Platinum announced that they had entered into a detailed transaction framework agreement (the "TFA") relating to the Lebowa Transaction. Thereafter, the Company's efforts were directed toward due diligence and other activities associated with the Lebowa Transaction. On March 28, 2008, the Company, through Plateau, entered into the Lebowa Transaction Agreements with RPM and Anglo Platinum, pursuant to which the Company would acquire an effective 51% of Lebowa and an additional 1% of the Boikgantsho Project, Ga-Phasha Project and Kwanda Project for an aggregate cash consideration of ZAR 3.6 billion.

In May 2008, the Company announced that it had executed a binding, credit approved term sheet with Standard Chartered Bank to provide the Company with sole underwritten debt financing of up to ZAR 1.7 billion as partial funding for the acquisition price under the Lebowa Transaction. In addition, Pelawan advised that it had executed a credit approved term sheet with Standard Chartered Bank to provide Pelawan with sole underwritten acquisition debt finance of up to ZAR 700 million. Pelawan would have applied these funds towards refinancing the Bridge Loan Facility, which would have resulted in the payment to the Company of the proceeds of the exercise of the (now expired) BEE Warrants. These transactions were subject to fulfillment of certain conditions precedent typical for transactions of that nature, including the conclusion of definitive financing agreements. The conditions precedent was not fulfilled and these transactions were not implemented.

Since the end of the third quarter of 2008, the deterioration of global economic conditions resulted in a significant weakening of PGM prices and increased volatility in commodity-focused share prices. The deterioration in credit and equity market conditions also increased the cost of obtaining capital and limited the availability of funds.

Due to the significant and rapid deterioration of market conditions highlighted above, a complete review of the Lebowa long-term plan and project pipeline, as well as the key commercial terms for the Lebowa Transaction, was initiated jointly by Anglo Platinum and Anooraq in the fourth quarter of 2008.

In light of these developments, and to ensure the sustainability of the Lebowa Transaction, Anooraq and Anglo Platinum renegotiated the consideration payable by Anooraq to Anglo Platinum from ZAR 3.6 billion to ZAR 2.6 billion, with Anglo Platinum agreeing to re-invest a portion of such consideration, in order to share in expected future equity upside in Anooraq. On May 13, 2009, the parties entered into a number of agreements amending the Lebowa Transaction Agreements to reflect such reduced consideration and to facilitate the financing arrangements relating to the Lebowa Transaction ("Financing Arrangements"). All of these agreements are discussed in more detail under Item B. "Business Overview" below.

The Company has concluded all outstanding conditions of the Lebowa Transaction and the acquisition was implemented effective July 1, 2009. As a result of the transaction, the Company acquired an effective 51% of Lebowa and an additional 1% of the Boikgantsho Project, Ga-Phasha Project and Kwanda Project.

In addition, amendments (the "Amendments") to the Pelawan RTO Share Exchange Agreement, Pelawan RTO Shareholders Agreement, the Pelawan Trust Deed, the Pelawan Dividend Trust Deed, the Pelawan Shareholders Agreement (amongst Anooraq, the Pelawan Trust and others in respect of Pelawan, as amended on September 29, 2004) and the Settlement Agreement (collectively, the "Pelawan Agreements"), were required in order to harmonize the restrictions in such agreements with those in the Holdco Shareholders Agreement, and to complete the Lebowa Transaction and the transactions ancillary thereto. The Amendments are discussed in more detail under Item B - "Business Overview" below.

Documents incorporated by reference in this Annual Report include audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Anooraq, copies of which are available on request from the offices of the Company or on SEDAR at www.sedar.com.

B.	Business Overview

3.	Anooraq's Business Strategy and Principal Activities

Anooraq as of July 1, 2009, Anooraq holds a 51% interest in the Lebowa operations, as well as several exploration projects. In addition to its operating activities it, is also in the business of acquiring, exploring and developing prospective mineral properties. Anooraq's principal focus is its operating activities at

Lebowa, together with its ancillary exploration activities for PGM prospects in the Bushveld Complex, a prospective area for PGM deposits in South Africa, located approximately 250 km north of Johannesburg. Anooraq conducts its activities and holds its interests through Plateau.

Prior to January 2004, Anooraq had mainly focused on the acquisition and exploration of mineral properties on the Northern Limb of the Bushveld. Through the acquisition of Plateau and transactions with subsidiaries of Anglo Platinum, Anooraq acquired interests in approximately 37,492 hectares on the Northern Limb, called the Platreef Properties, which are subdivided into the Central, South, North and Rietfontein Blocks and the Boikgantsho Project. The South and North Blocks are part of the Kwanda Project.

The Northern Limb has excellent potential for discovery and development of large scale PGM deposits that are amenable to open pit mining. From 2000-2003, programs were carried out in three areas of Anooraq's large land package, with promising results from the Drenthe Farm and the Rietfontein Farm.

Work in 2004 continued to delineate the mineralization within the Platreef horizon on the Drenthe and Witrivier farms and the northern part of the Overysel Farm, under a joint venture named the Boikgantsho Project between Anooraq and a subsidiary of Anglo Platinum, with Anooraq as the operator. This work resulted in an expansion the Drenthe PGM deposit and discovery the Overysel North PGM deposit. In late 2004, the Company announced estimates of the Indicated and Inferred mineral resources for the deposits, and preliminary results of metallurgical test work for the deposits.

As a result of the transaction with Pelawan (see Item 4A.2, "Summary Corporate History and Intercorporate Relationships") in 2004, the Company acquired a 50% interest in the Ga-Phasha Project on the Eastern Limb of the Bushveld Complex. Ga-Phasha has Measured, Indicated and Inferred mineral resources outlined in the UG2 and Merensky Reefs. Mining of the UG2 and Merensky Reefs is usually done by underground methods.

In 2005, an infill drilling program was carried out on the Drenthe deposit under the Boikgantsho Project. Results confirmed the continuity of the mineralization within a provisional pit established during engineering work in 2004. Prefeasibility studies were initiated in 2005 but deferred in 2006 and 2007. In 2008 the parties agreed to defer the exploration projects pending finalisation of the Lebowa transaction.

Anooraq's activities in 2006 and 2007 mainly focused on monitoring and providing input to exploration work by Anglo Platinum on the Ga-Phasha Project. The work included exploration drilling and preliminary mining, infrastructure and related studies toward completion of a prefeasibility study. In 2008 the parties agreed to defer the prefeasibility studies and further exploration pending finalisation of the Lebowa transaction.

Lebowa

As described above, The Lebowa Transaction became effective July 1, 2009

Rationale for the Lebowa Transaction

Anooraq's objective has been to become a significant "mine to market" PGM company with a substantial and diversified PGM asset base including production, development and exploration assets. The Lebowa Transaction is the first stage of advancing the Company's PGM production strategy and has resulted in the Company controlling refined production of 147,600 4E ounces (based on 2008 production at Lebowa from 1.1 million tonnes of ore milled) and a significant mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa.

The acquisition of a further 1% interest in the Ga-Phasha Project, Boikgantsho Project and Kwanda Project furthers Anooraq's strategy to control the management and development of those projects.

The Board of Directors considers the Lebowa Transaction to represent significant value accretion to Shareholders. The Lebowa Transaction cost represents approximately US$6.32 per PGM ounce of total resources. The net present value of the estimated discounted cash flow over the 35 year life of mine plan at a 7.5% discount rate is ZAR 9.29 billion, of which ZAR 4.65 billion is attributable to Anooraq. In addition, acquiring Lebowa provides Anooraq with control over significant additional mineral resources. For further details, see “"Further Particulars on Anooraq’s Properties - The Lebowa Platinum Mine”" below.

For Anglo Platinum, the Lebowa Transaction represents one of the BEE transactions mandated by the Mining Charter that enables Anglo Platinum to secure the conversion of its "old order" rights to "new order" rights, as more particularly described under the heading “"Mining and Exploration in South Africa”" below. Through the Pelawan Trust shareholding, Anooraq currently has a BEE shareholding of approximately 54% and, pursuant to the Anooraq Shareholders Agreement, the shareholding of the Pelawan Trust (or any other historically disadvantaged person, as defined in the Pelawan Agreements) in Anooraq cannot be diluted to below the shareholding threshold of 51% required under South African law.

Both Anooraq and Anglo Platinum expect that the Lebowa Transaction will contribute to the economic empowerment of HDPs and promote job creation, community upliftment, the participation of women in the mining sector and the establishment of a significant, world class HDP managed and controlled PGM mining and development company.

The next stage of Anooraq's growth strategy is to implement its mine to market strategy in order to acquire control over its metal production. In connection with this strategy, Anooraq, through New Opco, has agreed to enter into a limited off-take agreement with Anglo Platinum in respect of concentrate produced at Lebowa. This off-take agreement has a term of five years and is renewable, at Anooraq's election, for a further period of five years. In addition, Anooraq, through Ga-Phasha, has entered into a limited off-take agreement with Anglo Platinum in respect of concentrate produced from the Ga-Phasha Project. This off-take agreement has an initial term of ten years and is renewable, at Anooraq's election, for a further period of ten years. Pursuant to the Ga-Phasha Project off-take provisions in the Holdco Shareholders Agreement (the "Ga-Phasha off-take agreement"), should Anooraq elect to extend the Ga-Phasha off-take agreement with Anglo Platinum beyond the initial term, then Anooraq may exercise options to acquire an ownership interest in Anglo Platinum's Polokwane smelter complex (the "smelter options"). The first smelter option entitles Anooraq to acquire an ownership interest in the Polokwane smelter complex equal to the percentage ratio that the concentrate feed from the Ga-Phasha properties bears to the design capacity of the Polokwane smelter complex, for a purchase consideration of ZAR 1.00, plus any restructuring costs that may be required to facilitate this acquisition. The option is exercisable within 30 days after the commencement of the second ten year period of the Ga-Phasha off-take agreement. The second smelter option entitles Anooraq to acquire an additional ownership interest in the Polokwane smelter equal to the percentage ratio that the attributable concentrate feed produced by the whole of the Anooraq group, other than from the Ga-Phasha properties, bears to the design capacity of the Polokwane smelter, for a purchase consideration equal to the equivalent percentage of the replacement cost of the smelter, less pro-rated wear and tear. This option is exercisable within the first five years of the second ten year period of the Ga-Phasha off-take agreement. Polokwane smelter design capacity is to treat approximately 1.6 million platinum ounces per year.

Structure of Ownership Following the Lebowa Transaction

Following the Lebowa Transaction, the simplified corporate structure of the Company's and Anglo Platinum's interest in Lebowa and the Boikgantsho Project, Ga-Phasha Project and Kwanda Project, is as follows:

Additional Commercial Terms of the Lebowa Transaction

Prior to July 1, 2009, New Opco acted as contractor to LPM, conducting all mining operations in respect of Lebowa. As of July 1, 2009 the contractor arrangement terminated. In light of Anooraq's mine to market strategy, Anooraq, through New Opco, has agreed to enter into a limited off-take agreement with Anglo Platinum in respect of concentrate produced at Lebowa and has entered into the Ga-Phasha off-take agreement with respect to concentrate that may be produced at Ga-Phasha.

Anglo Platinum's current rehabilitation trust provision in respect of Lebowa will be transferred to a new rehabilitation trust fund to be established for Holdco's operations. Anglo Platinum's current rehabilitation trust guarantees in respect of Lebowa will remain in place for one year after the closing of the Lebowa Transaction until July 1, 2010 for the benefit of Holdco. Thereafter, HoldCo will be required to replace such guarantees.

In connection with the Lebowa Transaction, the Company has also entered into the Bokoni Platinum Mine ESOP Trust and the Anooraq Community Participation Trust (see below under "Share Ownership Trusts" for further information regarding the Bokoni Platinum Mine ESOP Trust and the Anooraq Community Participation Trust).

Management and Funding of Operations

Plateau and RPM have entered into the Holdco Shareholders Agreement to govern the relationship between Plateau and RPM, as shareholders of Holdco, and to provide for the management of Holdco and its subsidiaries, including New Opco.

Plateau is entitled to nominate the majority of the directors of Holdco and New Opco, and has undertaken that the majority of such nominees will be HDPs. Anooraq has given certain undertakings to Anglo

Platinum in relation to the maintenance of its status as an HDP controlled company, pursuant to the Holdco Shareholders Agreement.

Pursuant to the Holdco Shareholders Agreement, the board of directors of Holdco, which will be controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Lebowa Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum group and/or arising as a result of the Lebowa Transaction become legally secure, and (ii) the date on which 74% of the scheduled capital repayments due by Plateau to Standard Chartered Bank, pursuant to the Debt Facility as described below are made in accordance with the debt repayment profile of the Debt Facility (the "Initial Period"), Anooraq's shareholding in Holdco cannot be diluted for default in respect of equity contributions.

In order to enable Anooraq to meet any required shareholder contributions in respect of any operating or capital expenditure cash shortfalls at Lebowa during the initial 3 year ramp up phase at the mine, RPM has agreed to provide Anooraq with an operating cash flow shortfall facility up to a maximum of up to ZAR 778 million (the "OCSF"), subject to certain annual maximums, during the first three years of the Debt Facility. This facility will bear interest at a rate of 15.84%, compounded quarterly in arrears.

Anglo Platinum has also agreed to make available to Plateau a standby facility for up to a maximum of 29/49 (approximately 59.2%) of RPM's attributable share of the Holdco cash flows, which Plateau may use to fund any cash flow shortfall that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during the term of the Debt Facility. The standby facility will bear interest at the prime rate of interest in South Africa.

Pursuant to the terms of shared services agreements, Anglo Platinum will continue to provide certain operating services to New Opco at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity and makes the transformation to a fully operational PGM producer, these services will be phased out and will be replaced either with internal services or third party services. The Anooraq and Plateau group of companies will also provide certain management services to New Opco pursuant to service agreements entered into with effect from July 1, 2009.

The Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production pursuant to the terms described above.

Special Shareholder Arrangements

Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled company pursuant to the Holdco Shareholders Agreement. During the Initial Period, Plateau is required to ensure that, among other things: (i) HDPs effectively own, through Plateau, its subsidiaries and its controlling shareholders (i.e. the Anooraq Control Structure), at least 26% of the business of Holdco, measured on a see-through basis; (ii) a majority of the directors of Holdco are HDPs; and (iii) a majority of the directors of Pelawan are HDPs. At any time during the term of the Holdco Shareholders Agreement, if a change in control of Holdco occurs, Plateau is required to "remedy" the change by either restoring the status quo or procuring that the change is superseded by a further transaction that results in the acquisition of control of Pelawan by HDPs who were beneficial owners of Pelawan as at the date of signature of the Holdco Shareholders Agreement, or involves such shareholders expropriating the defaulting shareholder (with no attendant change in control). If Plateau fails to do so within the period specified in the Holdco Shareholders Agreement, RPM will be entitled to compel the purchase by Plateau of RPM's interests in Holdco for fair market value.

Financing the Lebowa Transaction

The Company completed a number of financing agreements to finance the Lebowa Transaction at the Plateau level through a combination of the Debt Facility provided by Standard Chartered Bank and a vendor finance facility provided by Anglo Platinum (the "Vendor Finance Facility").

Standard Chartered Bank ("Standard Chartered") has made available to Plateau the Senior Debt Facility ("the Debt Facility") of up to ZAR 750 million, including capitalized interest up to a maximum of three years or ZAR 250 million. The Debt Facility will be repayable in 12 semi-annual equal capital instalments, with the first being due on January 31, 2013, at a rate of interest equal to the relevant JIBAR (the ("Johannesburg Inter Bank Agreed Rate)") (or the relevant swap rate) plus 450 basis points, excluding liquidity and reserving costs. 100% (one-hundred percent) The entirety of the interest payable on the notional amount of the Debt Facility (of ZAR 500 million) drawn down on July 1, 2009 (i.e. other than the rollup interest loan of up to ZAR 250 million) is hedged with effect from July 1, 2009 until July 31, 2012. Thereafter, the interest payable on 50% (fifty percent) of the aggregate amount of the Debt Facility (other than the rollup interest loan of ZAR 250 million) outstanding under the Debt Facility is hedged until the Debt Facility is discharged in full.

To the extent that Plateau is advised by Standard Chartered that such hedging may be required, the interest payable on up to 50% (fifty percent) of the aggregate amount of the rollup interest loan of up to ZAR 250 million outstanding under the Debt Facility may be hedged for a period beginning on the date upon which Plateau is notified that such hedging is required by Standard Chartered until the Debt Facility is repaid in full. As at July 1, 2009, the interest rate hedge was fixed at a swap rate of 8.925%.

The shareholder loans in Holdco and New Opco rank senior to other internal financing arrangements and are on consistent terms and conditions to the Debt Facility, in order to ensure that 51% of New Opco's net cash flows are available to meet Plateau's Debt Facility obligations. The Debt Facility is be secured by a mortgage bond over Opco’s immovable assets, ensuring that it will be a preferred creditor in the event of liquidation.

The Debt Facility has a term of 108 months from July 1, 2009. Pursuant to the Holdco Shareholders Agreement, if Plateau's cash flows derived from Holdco are insufficient to meet its debt repayment obligations under the Debt Facility, RPM is obligated, pursuant to the subordinated interest-bearing standby loan facility described under the heading "Management and Funding of Operations" above, to provide Plateau a portion of its entitlement to the Holdco cash flows such that Plateau can utilize up to 80% of all cash flows generated from Lebowa for this purpose.

Anglo Platinum has provided vendor financing for the majority of the Lebowa Transaction purchase price. This Vendor Finance Facility consists of a ZAR 1.2 billion cash component and the ZAR 1.1 billion share settled financing (the "Share Settled Financing"), as described more fully below.

Under the ZAR 1.2 billion cash component of the Vendor Finance Facility, RPM has subscribed for cumulative redeemable preferred shares in the capital of Plateau (the "Plateau Preferred A Shares") for an aggregate subscription price of ZAR 1.2 billion. The Plateau Preferred A Shares are entitled to a 12.0% fixed dividend compounded on an annual basis and are redeemable in full or in part at any time following issuance upon payment of an amount equal to the subscription price of the Plateau Preferred A Shares, as adjusted, and any accrued and unpaid dividends thereon. The Plateau Preferred A Shares have an initial maturity date of six years from the date of issuance (July 1, 2009) and a final maturity date for any redemption amount not settled at the initial maturity date of three years from the initial maturity date.

During the three year period prior to the initial maturity date, Plateau will be required to undertake a mandatory debt refinancing and use 100% of the external debt funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts of the subordinated interest-bearing standby loan facility described under the heading "Management and Funding of Operations" above; (ii) any outstanding amounts of the OCSF; and (iii) the redemption amount payable upon the redemption of any outstanding Plateau Preferred A Shares. The debt market will determine whether the mandatory debt refinance is achievable. Plateau is merely obliged to undertake the refinancing process but if the debt is not re-financeable based upon the debt markets at that time then there is no sanction on Plateau.

In terms of the Share Settled Financing component, Pelawan established a wholly owned subsidiary (the "Pelawan SPV") whereby the Pelawan Trust transferred 56,691,303 Common Shares to the SPV. RPM has subscribed for convertible preferred shares in the capital of the SPV (the "SPV Preferred Shares") for an aggregate subscription price of ZAR 1.1 billion. Pelawan has encumbered its shareholding in the SPV in favour of RPM as security for the obligations of the SPV in terms of the SPV Preferred Shares.

The SPV has in turn, for an aggregate subscription price of ZAR 1.1 billion, subscribed for two different classes of convertible preferred shares in Plateau, each such class being convertible into ordinary shares in the capital of Plateau ("Plateau Ordinary Shares") and entitling the holder to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares.

Pursuant to an agreement between the SPV and Anooraq (the "Exchange Agreement"), upon Plateau issuing any such Plateau Ordinary Shares to the SPV, Anooraq will immediately take delivery of all Plateau Ordinary Shares held by the SPV and, in consideration therefore, issue to the SPV such number of Common Shares that have a value equal to the value of such Plateau Ordinary Shares. The total number of Common Shares that will be issued pursuant to implementation of the share settled financing is 227.4 million Common Shares (See potential future dilution under Risk Factors). The final effects of the Share Settled Financing is that: (i) RPM has funded a payment of ZAR 1.1 billion to Plateau and RPM ultimately will receive a total of 115.8 million Common Shares in Anooraq; and (ii) Pelawan will receive 111.6 million Common Shares in Anooraq in order to maintain Pelawan's minimum 51% shareholding in Anooraq.

The SPV Preferred Shares are be convertible in one or more tranches into ordinary shares in the capital of the SPV ("SPV Ordinary Shares") immediately at the instance of RPM, upon the earlier of (i) the date of receipt by the SPV of a conversion notice from RPM and (ii) the expiry of a 9 year period from the date ( July 1, 2009) of issuance of the SPV Preferred Shares to July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering 115.8 million Common Shares to RPM.

As and when RPM issues a conversion notice as described above, in order to prevent the dilution of the Pelawan's interest in Anooraq below the minimum 51% threshold as required by South African law, the SPV will require Plateau to convert sufficient convertible preferred shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Anooraq will take delivery of such Plateau Ordinary Shares and issue such number of Common Shares (in an aggregate amount of 111.6 million Common Shares) to the SPV pursuant to the Exchange Agreement. Such Common Shares will be held by the SPV and will be subject to a rigid lock-up that will prevent the SPV and Pelawan from disposing of such shareholding for so long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq.

As a consequence of Anglo Platinum providing the vendor financing to Plateau, it will have the effect that: (i) RPM will ultimately receive a total of 115.8 million Common Shares in the Company; and (ii) Pelawan will receive 111.6 million Common Shares in order to maintain Pelawan's minimum 51% shareholding in Anooraq. (These Common Shares issued to Pelawan will be subject to a rigid lock-up that will prevent Pelawan from disposing of such shareholding for as long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq). The total number of Common Shares that will be issued on implementation of the share settled financing is 227.4 million Common Shares with 115.8 million Common shares able to be traded by RPM on an unrestricted basis. The Common Shares available for unrestricted resale could have a depressing effect on the current trading price of the Company's Common Shares

RPM will not be bound by any contractual lock-ins or restrictions in respect of any of the Common Shares which it will hold. It will, however, prior to disposing of any such Common Shares, engage in a consultative process with Anooraq, and endeavour to dispose of such Common Shares in Anooraq in a responsible manner. Neither Pelawan nor any of the shareholders of Pelawan will have any pre-emptive rights in respect of these Common Shares.

Benefits of the Lebowa Transaction

The key benefits of the Lebowa Transaction are:

  The Company has become a significant and sustainable HDP managed and controlled PGM producer and supplier of PGM concentrate, together with exploration and mining development projects.

  The New Opco mining operations will benefit from certain continued operations services being provided by Anglo Platinum, an experienced PGM producer.

  The Company has gained effective control of its existing PGM exploration projects, the Ga- Phasha Project, the Boikgantsho Project and the Kwanda Project.

The Amendments and the Holdco Shareholders Agreements

The Pelawan Agreements were originally entered into with the 2004 Pelawan reverse takeover of Anooraq to govern the control structure of Anooraq. At that time, Anooraq was conceived as a single purpose BEE entity and the various Pelawan Agreements that currently govern the structure and relationships of Anooraq and its direct and indirect shareholders include a variety of restrictions on Anooraq's subsidiaries and controlling shareholders which were designed to safeguard the ongoing BEE status of Anooraq.

Similarly, the Holdco Shareholders Agreement places a variety of restrictions on Plateau, its subsidiaries and its controlling shareholders (i.e. the Anooraq Control Structure) which are designed to safeguard the BEE status of Holdco for the Initial Period, and at all times to provide Anglo Platinum with a degree of control, independent of BEE considerations, over who is the ultimate controlling shareholder of Holdco.

During the Initial Period, Plateau is required to ensure that, among other things: (i) HDPs effectively own, through the Anooraq Control Structure, at least 26% of Holdco; (ii) a majority of the directors of Holdco are HDPs; and (iii) a majority of the directors of Pelawan are HDPs. If there is a change which constitutes a breach of these requirements, and such change is not expressly approved by the DME, then Plateau will be required to "remedy" or "cure" the change by either restoring the status quo or procuring that the change is superseded by a further transaction that is: (a) approved by the DME; (b) does not result in a breach of such requirements; or (c) results in the acquisition of control of Pelawan by HDPs who were beneficial owners of Pelawan as at the date of signature of the Holdco Shareholders Agreement, or involves such shareholders expropriating the interest of the defaulting shareholder (with no attendant change in control). If the effective HDP ownership of Holdco falls below 26%, any further reduction in such ownership must receive DME approval, otherwise Plateau will be required to "remedy" or "cure" such change in ownership. DME approval must include confirmation that the relevant structural change will not prejudice Anglo Platinum's security of mineral tenure. If Pelawan fails to "remedy" or "cure" a breach within the periods specified in the Holdco Shareholders Agreement, then RPM may compel Plateau to sell its interests in Holdco to another HDP at the best possible price in the circumstances. Due to the fact that this will be a forced sale, there is no assurance that fair market value will be paid by the purchaser for such interests.

At any time during the term of the Holdco Shareholders Agreement, if a change in control of Holdco occurs (including a change in control approved of by the DME, or that arises out of a "cure" described above), then Plateau is required to "remedy" the change by either restoring the status quo or procuring that the change is superseded by a further transaction that results in the acquisition of control of Pelawan by HDPs who were beneficial owners of Pelawan as at the date of signature of the Holdco Shareholders Agreement, or involves such shareholders expropriating the interest of the defaulting shareholder (with no attendant change in control). If Plateau fails to do so within the period specified in the Holdco Shareholders Agreement, then RPM will be entitled to compel the purchase by Plateau of RPM's interests in Holdco for fair market value. Upon the closing of the Lebowa Transaction, ultimate "control" of Holdco for these purposes was held by Pelawan (rather than any Pelawan shareholder), since no person or group of persons acting jointly or in concert controls Pelawan within the meaning of such term in the Holdco Shareholders Agreement. As such, a change in control of Holdco that Plateau will have to "remedy", will occur if (a) a party outside of the group of Pelawan shareholders as of the date of signature of the Holdco Shareholders Agreement acquires control of Pelawan; (b) there is a transfer of Pelawan's interest in the Pelawan Trust or of the Pelawan Trust's shareholding in Anooraq that results in a change in control of Anooraq; or (c) there is transfer of control of Holdco by Anooraq or its subsidiaries.

Excepted from the restrictions described above are changes in the Anooraq Control Structure that are occasioned by the exercise by certain lenders (including RPM under the Vendor Finance Facility described under the heading "Financing the Lebowa Transaction" above) of their rights arising from a default of a borrower, or the acquisition of control of Pelawan by HDPs who were beneficial owners of Pelawan as at the date of signature of the Holdco Shareholders Agreement. None of such changes will give rise to any right on the part of RPM to compel the disposal by Plateau of its interests in Holdco or require the purchase by Plateau of RPM's interests in Holdco.

The Holdco Shareholders Agreement also provides for the shareholders in Holdco to have pre-emptive rights and for Anglo Platinum to have a tag along right in certain circumstances in which a shareholder wishes to sell its Holdco shares.

The Amendments were required in order to harmonize the restrictions in the Pelawan Agreements with those in the Holdco Shareholders Agreement, and to complete the Lebowa Transaction and the transactions ancillary thereto. All the amendments were approved at the Company’s extraordinary general meeting on June 15, 2009. The Pelawan Agreements and the Holdco Shareholders Agreement are complex agreements. For a full understanding of these agreements, Shareholders are encouraged to read the full text of this Annual Reports, and certain of these agreements, have been filed in prior years as Exhibits to Annual Report on SEDAR at www.sedar.com.

The reasons for the amendments include:

1.	Fulfilling conditions associated with the Lebowa transaction

2.

The Amendments were required in order for Pelawan to become a financeable entity in the future in order to permit it to maintain the minimum level of shareholding required for Anooraq to continue to qualify as an HDP, while at the same time itself undertake financings from time to time that would otherwise be dilutive of Pelawan.

3.

The Amendments assist Plateau in complying with the Holdco Shareholders Agreement. The provisions of the Holdco Shareholders Agreement require Plateau not only to comply with the restrictions on Plateau under that agreement, but also to procure that other entities in the Anooraq Control Structure comply with those restrictions. Neither Anooraq nor Plateau had the power under the Pelawan Agreements to compel its direct and indirect beneficial owners (specifically, Pelawan and its shareholders) to comply with all of the requirements of the Holdco Shareholders Agreement.

4.	The Amendments were required in order to simplify the current Anooraq Control Structure and harmonize the Pelawan Agreements with the Holdco Shareholders Agreement.

The Anooraq Shareholders Agreement contains the operative provisions described below. The Anooraq Shareholders Agreement replaces the Share Exchange Agreement, the Existing Anooraq Shareholders Agreement and the Release, each of which terminated on the effective date of the Lebowa Transaction, and the parties released each other from any claims arising from such terminated agreements. Appropriate conforming changes have been made to the remaining Pelawan Agreements. This reduces the number of agreements governing the relationship between Anooraq and Pelawan and thereby simplifies the Anooraq-Pelawan arrangements. Going forward, the key documents will be the Anooraq Shareholders Agreement, the Pelawan Trust Deed and the Pelawan Shareholders Agreement.

The principal Amendments are described below:

1.

In order to simplify the Pelawan Agreements and align those more closely with the requirements of the Holdco Shareholders Agreement, and in consideration for the termination of the lock-up provisions in the Pelawan Agreements, Pelawan and the Pelawan Trust agreed as follows:

	(a)	Pelawan and the Pelawan Trust are restricted from transferring any of their shares in Anooraq, if such transfer:

(i)

will result in Pelawan's beneficial ownership in Anooraq being less than 51% of the issued share capital of Anooraq or will otherwise result in a continuing breach of the Holdco Shareholders Agreement during the Initial Period, unless RPM has approved of such transfer and irrevocably waived its right to compel Plateau to dispose of its interests in Holdco to another HDP (to the reasonable satisfaction of a Disinterested Majority); or

(ii)

will result in a change in control of Holdco, unless RPM has approved such transfer and irrevocably waived its right to compel Plateau to purchase RPM's interests in Holdco for the fair market value thereof (to the reasonable satisfaction of a Disinterested Majority).

	(b)	For the duration of the Initial Period, each of Pelawan and the Pelawan Trust covenant that:

		(i)	it and the Pelawan shareholders will not take any actions that will result in a continuing breach of the Holdco Shareholders Agreement during the Initial Period;

		(ii)	Pelawan will be and remain an HDP;

		(iii)	a majority of the directors of Pelawan will be HDPs;

(iv)

it will use its reasonable commercial endeavours, at the cost of RPM, to support the conversion of mineral tenure held by any member of the Anglo Platinum group pursuant to the Mineral Development Act and the grant of any mineral tenure in respect of which any member of the Anglo Platinum group had lodged an application as at the commencement date of the Holdco Shareholders Agreement; and

(v)

it will use its reasonable commercial endeavours to act in the interests of the Anglo Platinum group in connection with the ability of any member of the Anglo Platinum group to retain any "credits" in respect of BEE to be received by any member of the Anglo Platinum group as a result of the Lebowa Transaction, and to be credited with or granted appropriate benefits in respect of the Anglo Platinum group as a result of the Lebowa Transaction, having participated in the facilitation of BEE and/or other empowerment; and

(c)	For the duration of the Anooraq Shareholders Agreement, Pelawan and the Pelawan Trust covenant that:

	(i)	it and the Pelawan shareholders will not take any actions or do any things that will result in a change in control of Holdco;

	(ii)	Pelawan will be the sole beneficiary of the Pelawan Trust; and

	(iii)	Pelawan will notify Anooraq in writing of any change in the Anooraq Control Structure of which it is aware, within 5 days of the implementation of such change.

2.

The definition of "HDP" in the Pelawan Agreements has been aligned with that in the Holdco Shareholders Agreement. This results in Pelawan no longer being required to have HDPs who are natural persons as 100% of its ultimate shareholders, provided that it remains at least majority HDP owned and controlled at all times. Accordingly, the HDP shareholding in Pelawan may be reduced from 100% to 51%, provided that the see through HDP beneficial ownership interest at Opco remains in excess of 26%.

3.

The various requirements in the Pelawan Agreements for the prior written consent of Anooraq, approved by way of a "Disinterested Majority" of its Board, will be retained, but the definition of "Disinterested Majority" will be amended to comprise a majority of the independent directors of Anooraq.

4.

The right of Anooraq to replace Pelawan as the sole beneficiary of the Pelawan Trust by issuing a notice to the trustees of the Pelawan Trust designating another HDP of its choosing, without any compensation being payable to Pelawan, has been substantially amended such that, upon the occurrence of a breach of any restriction or covenant described in paragraphs 1(a), (b) or (c) above, Anooraq will have the right to compel within a specified period: (i) the disposal by Pelawan of its interests as the sole beneficiary of the Pelawan Trust; and/or (ii) the disposal by the Pelawan Trust of its shareholding in Anooraq, such disposal in each case being to an HDP at the best possible price in the circumstances.

5.

The rights of Pelawan and the Pelawan shareholders to purchase the shares in Pelawan of a Pelawan shareholder that causes a breach of the lock-up provisions in the Pelawan Agreements for nominal consideration have been retained largely unchanged, but will arise upon any Pelawan shareholder causing a breach of the Holdco Shareholders Agreement. In addition, Pelawan and each of the Pelawan Shareholders have granted to Anooraq an irrevocable power of attorney to exercise such rights under the Pelawan Shareholders Agreement in the event that they do not do so themselves within a specified period.

6.	Provision has been made for Anooraq shares held by the Pelawan Trust and Pelawan shares to be appropriately legended with the restrictions on their transfer described above.

7.	The pre-emptive rights in favour of Anooraq in respect of the Pelawan Trust's shareholding in Anooraq have been deleted.

8.

In the event of any proposed financings of Anooraq after the closing date of the Lebowa Transaction, Pelawan has an anti-dilution right to participate in such proposed financings to the extent necessary to maintain its percentage beneficial ownership of Anooraq, provided that Pelawan is the beneficial owner of at least 20% of the issued share capital of Anooraq at the time of any such proposed financings.

9.

Conforming changes have been made to the Pelawan Shareholders Agreement, the memorandum and articles of association of Pelawan, the Pelawan Trust Deed and the Pelawan Dividend Trust Deed. In addition, amendments have been made to these Pelawan Agreements permitting: (a) the dilution of the shareholding of the current Pelawan shareholders in Pelawan; (b) Pelawan and the Pelawan Trust to transfer assets and encumber assets, revenues or business; and (c) Pelawan and the Pelawan Trust to incur debt, subject to adherence to the transfer restrictions and covenants under the Anooraq Shareholders Agreement described above, and compliance with the obligations of Plateau and its shareholders under the Holdco Shareholders Agreement.

10.

All financings or credit support by Pelawan or its shareholders will require the express prior written approval of RPM, to the extent that the rights of financiers may result in a change in control of Holdco.

Share Ownership Trusts

The purpose of the Bokoni Platinum Mine ESOP Trust and the Anooraq Community Participation Trust (the "Share Ownership Trusts") is to provide the employees of New Opco and the members of the communities affected by Anooraq's operations, respectively, with the opportunity to participate in, and benefit from, Anooraq's success.

Anglo Platinum contributed an amount of $6.3 million (ZAR 45.6 million) to the Bokoni Platinum Mine ESOP Trust to facilitate its establishment, and approximately $5 million (ZAR 36.5 million) of this amount was utilized by the Bokoni Platinum Mine ESOP Trust to subscribe for 4 497 062 Common Shares. The balance of Anglo Platinum's contribution will be used to pay benefits to New Opco employees for the six years following contribution.

The Bokoni Platinum Mine ESOP Trust will enable the employees of New Opco to participate in a share incentive scheme comparable to the Anglo Platinum Kotula scheme in which they participated as employees of Anglo Platinum. Each employees of New Opco will receive15 participation units in the Bokoni Platinum Mines ESOP Trust scheme for every 1 participation unit held in the Kotula scheme. Such participation units entitle employees to receive income and capital distributions in accordance with the trust deed establishing the Bokoni Platinum Mines ESOP Trust.

As at the effective date of July 1, 2009, Anglo Platinum donated $14.3 million (ZAR 103.8 million) to the Anooraq Community Participation Trust, of which $10.9 million (ZAR 79.3million) was used to subscribe for 9,799,505 new Common Shares. As a result of the subscription by the Share Ownership Trusts, Anooraq received proceeds of approximately $ 15.9 million (ZAR 115.8 million).

The Share Ownership Trusts subscribed for the Common Shares at a subscription price equal to $1, 11, being the closing price of the Common Shares on the TSX-V on the day prior to the announcement of the revised Lebowa transaction terms or reservation of the subscription price. The Share Ownership Trusts will hold the Common Shares along with other investments, for the purpose of making distributions to their beneficiaries in accordance with their governing trust deeds.

4.	Mining and Exploration in South Africa

The South African mining sector has undergone a series of significant legislative changes in the past few years. The following is a brief discussion of the various legislative regimes in South Africa affecting the Anooraq and its business and operations.

The Mineral Development Act

Pursuant to the previous legislative regime governing mining and mineral rights in South Africa, mineral rights were held privately and in some instances by the government. The Mineral Development Act now vests all mineral rights in the South African state. In order to continue mining or prospecting, mining and exploration companies operating in South Africa were required to convert their existing "old order" rights to prospect and/or mine (previously granted under the now repealed Minerals Act, Act No. 50 of 1991) to "new order" rights introduced by the Mineral Development Act.

There are three categories of old order rights, namely:

(i)	unused "old order" rights, which are mineral rights, prospecting rights or mining rights in respect of which no prospecting or mining activities took place as at May 1, 2004;

(ii)

"old order" prospecting rights, which are rights to prospect in respect of which a prospecting permit, lease, consent, license or right was obtained under the Minerals Act and prospecting took place as at May 1, 2004; and

(iii)

"old order" mining rights, which are rights to mine in respect of which a mining authorization, lease, consent, license or right was obtained under the Minerals Act and actual mining activities took place as at May 1, 2004.

Prior to April 30, 2005, holders of unused "old order" rights were required to apply for prospecting or mining rights under the Mineral Development Act to replace the rights they held before May 1, 2004. "Old order" prospecting and mining rights continued to be valid for the period granted under the old legislation, subject to a maximum period of two and five years, respectively, beginning on May 1, 2004. In order for holders of "old order" rights to continue with their prospecting or mining operations, such holders were required to apply for the conversion of these rights to the "new order" prospecting or mining rights to be issued under the Mineral Development Act within the aforementioned periods. In this regard the holders of the "old order" prospecting or mining rights had the right to convert their "old order" rights into "new order" rights.

Under the Mineral Development Act, "new order" prospecting rights are granted initially for a maximum period of five years, and can be renewed once on application, for a further period not to exceed three years. The holder of a prospecting right granted under the Mineral Development Act has the exclusive right to apply for and, subject to compliance with the requirements of the Mineral Development Act, to be granted, a mining right in respect of the mineral and prospecting area in question.

The Mineral Development Act provides that mining rights will be valid for a maximum period of 30 years and can be renewed, upon application, for further periods, each of which may not exceed 30 years. Provision is made for the granting of retention permits in circumstances where prospecting activities and feasibility studies have been completed but mining is not commercially viable due to prevailing market conditions. These retention permits, which have a maximum term of three years, are renewable only once, upon application, for a further period not to exceed two years.

A wide range of factors and principles, including proposals relating to BEE, social responsibility and evidence of an applicant's ability to conduct mining optimally are pre-requisites for all applications.

Mining Charter

Pursuant to section 100(2) of the Mineral Development Act, the DME was required to develop the Mining Charter, which Mining Charter took effect on October 11, 2002. The Mining Charter identifies the BEE and other criteria against which applications for prospecting rights, mining rights, and applications for conversion of "old order" rights will be considered. These criteria relate to issues such as human resources development, employment equity, procurement, community and rural development, and HDP ownership of mining assets.

On the issue of ownership, the Mining Charter requires that mining companies achieve HDP ownership of mining assets of 15% within five years and 26% within 10 years of May 1, 2004 – meaning as at May 1, 2009 and May 1, 2014, respectively. The Mining Charter mandates that transactions pursuant to the required HDP ownership status take place in a transparent manner and at fair market value, with stakeholders meeting after five years to review progress in achieving the 26% target.

In respect of employment equity, the Mining Charter requires that mining companies aspire to a minimum of 40% HDP participation in management by May 1, 2009. The Mining Charter also requires higher levels of inclusiveness and advancement of women, and mining companies must aspire to a minimum of 10% of woman participation in the mining industry by May 1, 2009. Mining companies are required to demonstrate their commitment to achieving these levels in their employment equity plans.

When considering applications for the conversion of "old order" rights into "new order" rights, the DME will take a 'scorecard' approach to assessing the extent to which an applicant satisfies the criteria set out in the Mining Charter.

On April 29, 2009, the Minister of Minerals and Energy published Codes of Good Practice for the Minerals Industry, which set out administrative principles designed to facilitate the effective implementation of the minerals and mining legislation and enhance the implementation of the Mining Charter. The Codes provide detail on the measurement of the targets set out in the Mining Charter, and serves as a statement of present policy in relation to the application thereof. Many stakeholders, including the Chamber of Mines have expressed concern over the Codes and there is ongoing dialogue for this purpose in order to obtain clarification on certain matters.

The Royalty Act

In March 2003, the South African government released a Royalty Bill relating to royalties payable to the State in respect of mineral and petroleum resources. A revised version of the Royalty Bill was released in October 2006. In December 2007, a third (and final) draft Bill was released for public comment and parliamentary review. The third draft of the Royalty Bill confirmed gross sales as the tax base, but took the process of beneficiation into account. This Bill moved away from a dual rates system (differential rates for refined and unrefined minerals) towards an allowance for deductions of beneficiation related expenses. The revised tax base will thus be equal to gross sales less allowable beneficiation related expenses and transport expenses between the seller and buyer of the final product.

The Royalty Bill was enacted in November 2008, as the Mineral and Petroleum Resources Royalty Act, Act 28 of 2008. According to the Royalty Act, a royalty on the transfer of mineral or petroleum resources would be payable to the South African government from 1 May 2009. In his Budget Speech of 11 February 2009, the Minister of Finance announced that the implementation of the Royalty Act would be delayed to March 2010.

New Order Mineral Tenure status of Anooraq

The old order prospecting rights in relation to the Platreef Properties constituted "used" old order rights, in relation to which Plateau had until the earlier of the expiry dates of the relevant prospecting permits (which range from October 2005 to November 2006) and April 30, 2006 to apply for conversion to new order prospecting rights. The application for conversion has been made and a number of these prospecting rights have been converted.

The old order mining rights in relation to the Ga-Phasha Project constituted "used" old order rights, in relation to which Ga-Phasha had until April 30, 2009 to apply for conversion to new order mining rights. The Company was granted conversion of the Ga-Phasha mining license into a "new order" mining right on June 29, 2009. This mining right has been executed and will be registered shortly. The “"new order”" Ga-Phasha mining right is held by Ga-Phasha Platinum Mine (Pty) Ltd, a wholly owned subsidiary of HoldCo; and

Anglo Platinum applied to the DME for conversion of the "old order" mining rights related to LPM's mining operations in respect of Lebowa to "new order" mining rights. On April 29, 2008, the DME and Anglo Platinum announced that the DME had granted conversion of the "old order" mining rights related to Lebowa. Following this granting of conversion, Anglo Platinum has executed the new order mining right and is required to complete an administrative process relating to registration of the "new order" rights, prior to the transfer thereof to New Opco. The DME has also granted its consent to the transfer of the "new order" rights from LPM to New Opco.

5.	Other

Anooraq has a management service agreement with Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.). HDSI is a private corporation, consisting of technical, legal, regulatory and financial specialists that have been managing projects for publicly listed companies throughout the world for twenty years.

Anooraq has fewer than ten employees as much of its work is done by consultants at the request of management of the Company. Many of the Company's technical, financial and legal services are provided by HDSI. In anticipation of the Lebowa Transaction the Company undertook a review its staffing, organizational structure and service arrangements to ensure that it is adequately resourced to meet its operating and administrative requirements.

The Lebowa Mine has approximately 4,000 employees, including approximately 15 of whom may be considered management.

Exclusive of the Lebowa Mine, Anooraq does not have operating revenue, although historically it has had interest revenue as a consequence of investing surplus funds.

Also exclusive of the Lebowa Mine, the Company does not have any properties on which commercial mining operations exist. Apart from the Lebowa Mine, no ore is known to exist on any of the Company's projects and a great deal of exploration work will be required before economic feasibility can be considered.

Information on mineral rights and prospecting and mining permits is provided below.

FURTHER PARTICULARS OF ANOORAQ'S PROPERTIES

Anooraq's holds interests in properties located in the Republic of South Africa in a geological province known as the Bushveld Complex, as shown in Figure 1.

Figure 1. Location of the Lebowa Mine, Ga-Phasha and Platreef Properties

Regional Geology

The Bushveld Complex was formed when a large igneous body was emplaced in the earth's crust. As the magma slowly cooled, silicate, sulphide, oxide and other minerals crystallized, forming texturally and mineralogically distinctive layers. During this process PGM, nickel and copper (usually occurring with, or as, sulphide minerals) became sufficiently enriched to form mineralized horizons. As a result, the Bushveld Complex plays host to layered PGM deposits, usually with significant nickel and copper contents.

Many of the layers within the Complex, including the economically important horizons, are continuous over tens of kilometres. However, the uniformity of the Merensky and UG2 horizons is disrupted in places by small circular depressions known as potholes.

In the Western and Eastern Bushveld Complex, PGM mineralization is currently extracted from two main horizons within the layered sequence of intrusive rocks: the Merensky Reef and the UG2 chromitite (a layer consisting largely of the mineral chromite). The UG2 layer lies below and essentially sub-parallel to the Merensky Reef but the two units are separated by 15 to 400 metres of intervening layered intrusive rocks. The Merensky Reef is platinum rich relative to the UG2, where platinum and palladium occur in more or less equal proportions. The UG2 typically contains significantly more rhodium than the Merensky Reef (i.e. 10% or more of total PGM in places). The Platreef occurs on the Northern Limb of the Complex. It is 100-250 metres thick. The Platreef is mineralogically similar to the Merensky Reef but its platinum palladium ratios, at ~1:1, are more like those in the UG2 horizon.

The Lebowa Platinum Mine

The following technical information is derived from a May 2009 technical report (the "May 2009 Technical Report") by Deloitte Mining Advisory Services, written in compliance with National Instrument 43-101 and the Canadian Institute and Mining and Metallurgy ("CIM") Definition Standards, which describes the Lebowa mineral exploration, development and mining production. The May 2009 Technical Report is based on a detailed technical review of work performed by others and completed by the following independent qualified persons: J. Schweitzer, Pr.Sci.Nat., FSAIMM and S. de Waal, Pr.Sci.Nat., (geology, mineralization and mineral resources), G. Guler, PrEng, FSAIMM, MAusIMM (mineral reserves and mine planning), T. Naidoo, Pr.Sci.Nat. (exploration, drilling, sampling and data verification), and P. Kramers, PrEng., FSAIMM (mineral processing and metallurgical testing).

Location and Property Description

Lebowa is located approximately 80 kilometers southeast of Polokwane, the provincial capital of the Limpopo Province, and 330 kilometers northeast of Johannesburg. It is situated to the north of and adjacent to the Ga-Phasha Project.

The Lebowa property consists of seven mining licenses covering an area of 15,459.78 hectares. On May 12, 2008, the DME granted a conversion of the "old order" mining rights related to Lebowa to "new order" mining rights.

Table 1. Lebowa Mining Licenses

Property	Portion	Area	New Order Mining Right Date	License	Valid for
Middlepunt 420 KS	farm	1,544.91	May 12, 2008	LP30/5/1/2/59MR	Up to 30 yrs
Diamond 422 KS	farm	2,238.65
Umkoanesstad 419 KS	farm	2,635.10
Zeekoegat 421 KS	portion	2,127.69
Brakfontein 464 KS	farm	2,391.04
Wintersveld 417KS	farm	2,459.75	May 12, 2008	LP30/5/1/2/65MR	Up to 30 yrs
Jagdlust 418KS	farm	2,062.63
TOTAL		15,459.77

Surface rights are held by the state and available for use through permits and lease agreements by the mining license holder.

A royalty for surface rights is payable on the Middlepunt property until February 28 2010, after which a state royalty is payable. A cession consideration (payment to cede or transfer of rights) of 10% is also payable to the state until 2017. A rent of the surface of ZAR4.20 per hectare per year is payable until the cession.

Additional royalties are also payable to the state. See "Taxes and Royalties" under "Technical Review of Lebowa" below.

Access, Infrastructure, Climate and Topography

The Lebowa mine is situated on an undulating plain between a range of hills and low mountains. The plain is bisected by the Rapholo River. The average elevation is 800 metres. The plain, hills and mountains are sparsely vegetated because of the arid climate and over grazing.

Summer temperatures can reach the mid to high 30 degrees C in the daytime and are about 20 degrees C at night. Winter temperatures are in the mid 20 degrees C during the daytime and can be 10 degrees C at night. Most rainfall occurs between November and March and ranges between 300 and 500 mm annually.

The Lebowa Mine is accessible by a paved road to R37, and thereafter by R37 to Polokwane. The nearest railway stations are at Steelpoort and Polokwane, 80 and 100 kilometres away. The nearest airport is at Polokwane, but there is a heliport at the site for private and emergency use. The state owned power company, ESKOM, provides power to the site. Lebowa has standby power for some critical operations.

There were 3,718 employees at Lebowa at the end of 2008. Many employees live in company-owned or privately-owned housing in Polokwane. Some workers live in housing on site or in the local area. Polokwane is the main centre for schools, shopping and other services.

History

Mining operations began in 1969, initiated by Anglovaal, a traditional South African Mining House and OK Bazaars, a South African chain store. In 1970, the mine was sold to Rustenburg Platinum Mines, a subsidiary of JCI Limited (the historic mining house) in which Anglo American held a significant interest. In the mid-1990's JCI was unbundled and its platinum interests listed separately as Lebowa Platinum Mines Ltd, which later merged with other Anglo mines to become Anglo Platinum Limited.

Operations were expanded across the Western Limb of the Bushveld and mineral rights have been secured on the Eastern Limb over the past 30 years. Exploration continued almost undisturbed from 1981 to the late 1990's, developing knowledge and understanding of the potential of these assets. Significant interest in mine development began in 1999 with increasing demand for PGM. In 2000-2001, Anglo Platinum initiated a strategic plan to increase its total production to 3.5 million ounces, and the BRK Merensky and MPH UG2 projects at Lebowa were subsequently approved. Lebowa’s annual refined production from 2005 to 2007 was approximately 200,000 4E ounces.

Geology

The Lebowa mine is located on the northern extremity of the Eastern Limb of the Bushveld Complex. PGM mineralization is specifically located within the UG2 and Merensky horizons which form part of the Upper Critical Zone of the Rustenburg Layered Suite. Both horizons sub crop and in some places outcrop along the 16.5 kilometres strike length on the property. The Bushveld layering dips from northeast to southwest at approximately 25 degrees in the northeast (Zeekoegat) and gradually decreases to approximately 18 degrees in the southeast (Brakfontein). The general structural geology is characterized by north and east trending dykes and faults with associated joint sets. The mining area is located within the Zeekoegat, Middlepunt, Umkoanesstad and Brakfontein farms.

The UG2 Reef is stratigraphically 350 metres below the Merensky Reef, which are separated by well-layered sequences. UG2 is comprised mainly of a well defined chromitite layer and minor hangingwall (rock unit above the main mineralized unit) and/or footwall constituents. The average width of the chromitite is 70 centimetres. It is overlain by a pyroxenite unit that averages 9.85 metres in width and hosts a varying number (usually up to 4) chromitite layers; the locations of these chromitite are important to mining UG2. The UG2 is underlain by feldspathic pyroxenite unit, 0.75 metre in width and which commonly hosts chromitite and some base metal sulphide mineralization.

The Merensky Reef is a feldspathic pyroxenite horizon which occurs near the top of the Upper Critical Zone. It lies between the 3-6 metres thick Merensky pyroxenite and the Merensky norite. Two thick chromitite stringers occur 20-30 centimetres from the hangingwall contact; the footwall contact is sharp and usually marked by the lower chromitite stringer.

The depth of weathering at Lebowa is highly variable, ranging from no overburden to in excess of 50 metres. The depth of oxidation generally extends 25 metres below the overburden.

Structural complication due to faulting is limited. However there are geological losses (reduction of the mineralized units) in order of effect by incidence of potholes (created by irregularities in the deposition of the host units and exacerbated by later erosion), replacement of some units, dykes and local structural and alteration features.

Mineralization

The Merensky reef and UG2 reef may have been formed by segregation following crystallization during cooling of the Bushveld Complex. These segregated layers are favoured lithologies for the accumulation of platinum group metals and base metals during the deposition. The Merensky Reef is that portion of the Merensky pyroxenite that is bounded by a top and bottom chromitite stringer. Higher 4E grades are commonly associated with the chromitite stringers or coarser textured pyroxenite. According to a 2004 study, the predominant PGM phases in the Merensky Reef are PGM-sulphides or tellurides. Base metal sulphides represent less than 3% and occur mainly as pentlandite, with lesser chalcopyrite, pyrrhotite, and pyrite.

Only minor mineralization occurs in the hangingwall and footwall units of the UG2 chromitite. PGM occur as sulphides, tellurides, alloys and silicate minerals. The main base metal sulphides are pentlandite and chalcopyrite.

Lebowa Operation

Lebowa consists of a vertical shaft and a number of decline shaft systems to access the underground development on the Merensky Reef and UG2 Reef as well as two concentrator plants. Current production is 85,000 tonnes per month ("tpm").

In 2008, refined production was 147,600 4E ounces (refined platinum 72,600 oz) from 1.1 million tonnes of ore milled at a rate of 91,500 tonnes per month exploiting the Merensky and UG2 Reefs.

Estimates of Mineralization

Mineral Reserves

Table 2 . December 2008 Mineral Reserves

		Tonnage	4E	4E
	Category		grade	contained
		(Mt)	(g/t)	metal (Moz)
	Proven	21.71	4.34	3.03
Merensky Reef	Probable	5.43	4.16	0.73
	Total Reserve	27.14	4.31	3.76
	Proven	32.10	5.43	5.60
UG2 Reef	Probable	9.10	5.17	1.50
	Total Reserve	41.20	5.37	7.10

Notes:
The Mineral Reserves stated are for 100% of Lebowa. Anooraq's interest is 51% of the above Mineral Reserve. Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
4E = Pt + Pd + Rh + Au
Mineral Reserves have been determined by applying modifying factors to the Mineral Resources. Only Measured and Indicated Resources have been converted to Mineral Reserves.
Mineral Reserve grade is based on the hoisted ore grade.
The Mine Call Factors used in the estimations of Proven and Probable Reserves are 97% and 98%, respectively. (A MCF is measure of metal reporting to the mill, as a percentage of total metal estimated for that portion of the ore. It is based on actual MCFs measured and achieved historically) In contained metal calculations, metallurgical recoveries have been assumed to be 100%.

Mineralized Material

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms "measured resources" and "indicated resources". The Company advises investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 3a. December 2008 Measured and Indicated Mineral Resources

		4E	4E			Grade
	Tonnage		contained
Area and Category		grade
	(Mt)		metal	Pt	Pd	Rh	Au
		(g/t)	(Moz)	(g/t)	(g/t)	(g/t)	(g/t)
Merensky Reef
Measured	25.92	5.64	4.71	3.63	1.5	0.21	0.30
Indicated	27.39	5.51	4.85	3.46	1.52	0.20	0.33
Measured and
Indicated	53.31	5.58	9.56	3.54	1.51	0.20	0.32
UG2 Reef
Measured	108.5	6.60	23.03	2.70	3.23	0.55	0.12
Indicated	71.91	6.56	15.18	2.70	3.20	0.53	0.13
Measured and
Indicated	180.38	6.58	38.21	2.70	3.22	0.54	0.12

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table 3b. December 2008 Inferred Mineral Resources

		4E	4E		Grade
	Tonnage		contained
Area	(Mt)	grade	metal	Pt	Pd	Rh	Au
		(g/t)	(Moz)	(g/t)	(g/t)	(g/t)	(g/t)
Merensky Reef	102.9	5.30	17.53	3.34	1.45	0.20	0.31
UG2 Reef	145.00	6.61	30.82	2.72	3.23	0.53	0.13

Notes to Tables 3a and 3b:
The Mineral Resources stated are for 100% of Lebowa. Anooraq's interest is 51% of the above
Mineral Resources. Mineral Resources are exclusive of Mineral Reserves.
Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
4E = Pt + Pd + Rh + Au.
The UG2 Resources include areas of bifurcated UG2 reef.
In contained metal calculations, metallurgical recoveries have been assumed to be 100%.

Technical Review of Lebowa

Anooraq commissioned an initial technical review ("initial technical review") by international mining consultants that supported an investment in Lebowa. A technical report by Snowden Mining Industry Consultants on the results of the initial technical review was filed on www.sedar.com in April 2008.

Based on the changing economic conditions and metal price environment, Anooraq and Anglo Platinum undertook a joint technical review of Lebowa in 2008 in which the Anglo Platinum-approved mine plan and capital program was re-assessed and a revised plan developed. Anooraq engaged Deloitte Mining Advisory Services ("Deloitte") to go over the results and update the April 2008 technical report based on the results of the new work and revised plan ("2009 technical review"). Deloitte's May 2009 Technical Report has been filed on www.sedar.com.

Both the 2007 (reported in the initial technical review) and 2008 (reported in the May 2009 Technical Report and shown in Tables 3a and 3b above) mineral resource and reserve estimates were compiled by Anglo Platinum personnel, who have stated that the estimates are in accordance with the Australasian Code for the Reporting of Mineral Resources and Mineral Reserves ("JORC 2004") and with the South African Code for Reporting of Mineral Resources and Mineral Reserves ("SAMREC 2007"). In the opinion of Deloitte, there would not be a material difference in the estimations if done under CIM 2005 as required under Canadian National Instrument 43-101.

Deloitte’s review confirmed Anglo Platinum's mineral resource and reserve estimates subject to certain qualifications as detailed in the May 2009 Technical Report. In the qualified persons' opinions, these qualifications will not have a material effect on future mineral resource estimates.

The following economic analysis is a summary of the results presented in the May 2009 Technical Report.

Economic analysis

The economic analysis undertaken for the technical review used South African Rand ("ZAR") as the base currency and takes into consideration relevant taxes and royalties. The technical review used projected metal prices based on analyst consensus estimates to 2012 resulting in the following average price forecast over the next five years:

Table 4a. Average Metal Prices to 2012

Metal Prices		2009	2010	2011	2012	Trend
						(Real 2008)
Platinum (US$/oz)	Nominal	1052	1237	1369	1398	1339
Palladium (US$/oz)	Nominal	235	293	349	363	378
Rhodium (US$/oz)	Nominal	2831	3421	4049	4436	3700
Nickel (US$/lb)	Nominal	5.6	6.7	7.5	7.9	7.2
Copper (US$/lb)	Nominal	1.9	2.3	2.7	2.6	1.9

Following is the weighted unit revenue for the 4E basket of metals for the first four years of production.

Table 4b. Basket Metal Prices used for Lebowa Technical Review

			2009	2010	2011	2012	LOM
							(34 years)
		nominal	753	888	999	1035
4E basket	US$/oz	real	753	868	950	956	967
		nominal	9.67	9.42	9.43	9.81
Exchange rate	ZAR/US$	real	9.67	9.21	9.02	9.17	9.60
		nominal	234,238	268,718	302,764	326,336
4E basket	ZAR/kg	real	234,238	256,901	275,404	281,904	297,371
SA CPI			0.0%	4.6%	5.1%	5.3%
US CPI			0.0%	2.3%	2.8%	2.9%

Tax and Royalties

The current South African Income tax regime for companies applies to Lebowa and the Discounted Cash Flow ("DCF") model therefore includes the following tax regime:

  Company income tax rate of 28 % on taxable income.
  Secondary tax on companies, a tax on dividends declared, of 10%.
  A withholding tax of 10 % for dividends payable to non-residents.

The South African mining sector enjoys immediate tax relief on capital expenditure i.e. capital expenditure can be off-set against gross profit in the year it is incurred (or can be carried forward to create a tax shield) i.e. capital expenditure is not depreciated or amortized for tax purposes.

The Royalty Act, the implementation of which has been deferred until 2010, was used as a basis for calculating estimated Royalties. The DCF uses the third and final draft average rate to calculate royalties payable to the State, which is based on gross sales less allowable beneficiation related expenses and transport expenses between the seller and buyer of the final product. The effective royalty rate over the Lebowa Life of Mine ("LOM") is 5.6% ..

Certain additional mineral resources, that had been the subject of prefeasibility–level studies and hence could be considered mineral reserves but not included in "approved mine plans" by Anglo Platinum, have been used for the economic analysis. This includes 25.7 million tonnes at an average 4E grade of 5.39 g/t from the Brakfontein UG2 Project.

The table below shows the real term financial indicators of the revised plan over the expected first 34 years of the LOM at Lebowa.

Table 5. Summary of Financial Indicators from Lebowa Technical Review

	Units	Total	Units	Total
Material Treated	Tonnes	92,740,000	Tonnes	92,740,000
Grade (4E head grade)	4E g/t	5.06	4E g/t	5.06
PGM produced	4E oz	13,684,167	4E oz	13,684,167
Revenue	ZAR millions	126,749	CAD millions	17,507
Gross revenue	ZAR millions	134,226	CAD millions	18,540
Royalties	ZAR millions	-7,477	CAD millions	-1,033
Operating cost	ZAR millions	64,067	CAD millions	8,849
Unit operating cost	ZAR/t	703.34	CAD/t	97.15
Gross profit	ZAR millions	62,682	CAD millions	8,658
Capital Cost (CAPEX)	ZAR millions	12,468	CAD millions	1,722
Real term tax	ZAR millions	14,937	CAD millions	2,063
Effective tax rate	%	22.00%		22.00
Working CAPEX	ZAR millions	1,303	CAD millions	180
Net profit (after working CAPEX)	ZAR millions	33,974	CAD millions	4,693
Margin	%	24.70%		24.70

Cashflow, Net Present Value and Sensitivities

Based on the assumptions stipulated above, the DCF analysis at Lebowa for the first 34 years of mine plan yields a Net Present Value ("NPV") at a 7.5% discount rate of ZAR 9,290 million (C$1,283 million).

Sensitivities were calculated in the DCF model for revenue, operating costs and working costs. The valuation is most sensitive to a change in revenue. A 10.0% decrease in revenue results in a 28% decrease in value in the case of NPV at a discount rate of 7.5% . The valuation is not particularly sensitive to capital expenditure. An increase in capital of 10 % decreases the value by just 4.0% in the case of NPV at a discount rate of 7.5% . The valuation is sensitive to a variance in operating costs. An increase of 10.0 % decreases the NPV by 14.1% in the case of NPV at a discount rate of 7.5% .

Plans for Expansion

2009-2012

Anooraq and Anglo Platinum are of the view that current production levels at Lebowa should be increased on a phased basis in recognition of the quality and size of the significant Lebowa resource. In light of the joint review undertaken in respect of Lebowa, Anooraq and Anglo Platinum have determined to implement an initial approach at Lebowa by:

1.

extending current Merensky production at the Vertical shaft and UM2 incline shaft, at the same time as the Merensky production profile at the new Brakfontein decline shaft system ramps up to steady state production of approximately 120,000 tpm. Once the Brakfontein Merensky production is at steady state, production from the Vertical and UM2 shafts will be phased out to completion; and

2.	retaining the existing UG2 production levels at Middelpunt Hill (approximately 45,000 tpm) and deferring the Middelpunt Hill Delta 80 expansion project (“MPH Delta 80 Project”).

2012-2019

Once the initial phase has been implemented, the parties intend to increase the existing UG2 production profile to approximately 125,000 tpm at steady state through the implementation of the MPH Delta 80 project commencing in 2016, and thereby increasing Lebowa production to 245,000 tpm at steady state by 2019.

The revised plan will be reviewed by Anglo Platinum and Anooraq on a regular basis in terms of current and estimated future market conditions.

The Ga-Phasha Project

Agreements

Anooraq holds a 51% interest in the Ga-Phasha property through the "Lebowa Holdco" as described under section B above.

Location and Property Description

The Ga-Phasha Project is located approximately 45 kilometers north northwest of the Limpopo Province town of Steelpoort and 250 kilometers northeast of Johannesburg. The property consists of four farms, covering an area of approximately 9,700 hectares, held by Ga-Phasha Platinum Mine (Proprietary) Limited, a wholly owned subsidiary of Holdco.

Figure 2. Mineral Rights Holdings, Ga-Phasha Project Area

Ga-Phasha holds PGM mineral rights within the UG2 and Merensky Reefs on the farms Klipfontein 465KS, Avoca 472 and DeKamp 507 KS and a portion of Paschaskraal 466KS. Ga-Phasha has a lease over the PGM mineral rights for the remainder of Paschaskraal 466KS, which are held by the state. There are nominal annual fees to maintain the farms.

Table 6. Ga-Phasha Mineral Rights

Ga-Phasha Project:	Conversion to new order mining rights was granted on June 29, 2009.
Klipfontein 465 KS Paschaskraal 466 KS De Kamp 507 KS Avoca 472

Surface rights on Paschaskraal 466KS, Klipfontein 465KS, De Kamp 507KS and Avoca 473KS are held by the state in trust for local tribal authorities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Ga-Phasha Project is located adjacent to the Lebowa Platinum Mine and the Twickenham-Hackney mine.

Access to the site is gained via gravel roads from Steelpoort or Burgersfort to the southeast and from Polokwane approximately 80 kilometres to the northwest.

Recent development at the neighbouring Twickenham-Hackney mine has resulted in infrastructure improvements such as paved roads, power lines, and water supplies.

The area is considered semi-arid. Temperatures in summer are warm to hot, averaging 26 to 30 degrees C, and are moderate to cool in winter. Further details are provided above under the Lebowa Platinum Mine.

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

Initial metallurgical test work by Anglo Platinum showed a very good flotation response with platinum group element recoveries ranging from 92.7% to 96.5% . The good flotation response was attributed to the predominant association of PGM with base metal sulphides, which are coarser than those present in UG2 in the Western Bushveld. Nickel, copper and sulphur recoveries were good for UG2 type mineralization, namely: 14-24% nickel, 77-86% copper and 83-90% sulphur.

In 2002, Anglo Platinum completed an economic study on the UG2 deposit (equivalent to a preliminary assessment because inferred resources were also used). This study envisioned an underground mine very similar to that being developed on the neighbouring Twickenham property, using down dip semi mechanized reef mining and access by twin shaft declines. Each decline shaft comprises three barrels: a decline ramp for equipment, a conveyor decline, and a chairlift decline for moving personnel. Ore was to be treated at the Twickenham concentrator. Based on twin declines producing 100,000 tonnes per month from the UG2 Reef only, Anglo Platinum concluded the project was an attractive investment and subsequently encouraged BEE group participation.

In February 2004, Anooraq commissioned a resource estimate for the Ga-Phasha Project utilizing drill hole information made available by Anglo Platinum from 299 drill holes drilled between 1966 and 2002. For the Merensky Reef on the Paschaskraal and Klipfontein farms, the resource estimation excluded the first 40 meters below surface, which is considered as an oxidized zone. The density of the Merensky Reef was 3.1 and the UG2 Reef was 4.25. A 40% geological loss factor was applied, which includes 10% for faulting, 15% for potholes, 10% for intrusions and 5% for iron replacement bodies.

The Avoca and De Kamp farms adjoin Paschaskraal and Klipfontein on the down dip side of the UG2 and Merensky Reefs. It is assumed that the reefs developed on Paschaskraal/Klipfontein farms would be developed on Avoca and De Kamp. Given the lateral persistence of the two main PGM bearing horizons, this assumption is well founded.

At a 2 g/t 4E cut-off the Merensky Reef estimates were Measured and Indicated resources of 43.2 million tonnes grading 4.39 g/t 4E and Inferred resources of 39.8 million tonnes grading 4.28 g/t 4E on the Paschaskraal and Klipfontein farms, plus Inferred resources of 97.6 million tonnes grading 4.34 g/t 4E on the Avoca and DeKamp farms. At a 4 g/t 4E cut-off, the UG2 Reef estimates were Measured and Indicated resources of 65.7 million tonnes grading 6.97 g/t 4E and Inferred resources of 33.9 million tonnes grading 7.20 g/t 4E on the Paschaskraal and Klipfontein farms, plus Inferred resources of 77.6 million tonnes grading 7.05 g/t 4E on the Avoca and DeKamp farms.

Further drilling was done from 2002 to 2006. The drill hole database for the 2007 estimates comprises of 127 Merensky drill holes and 322 UG2 drill holes. Of these, 116 parent drill holes intersected the Merensky Reef (plus deflections there are 257 Merensky Reef intersections) and 230 parent drill holes intersected the UG2 Reef (with deflections there are a total 616 UG2 reef intersections). These databases were used to estimate the current mineral resources as shown under Mineral Resources below. Mineral resources in all categories increased for the UG2 Reef and in the indicated and inferred categories for the Merensky Reef.

Geological Setting and Mineralization

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

The UG2 Reef is a chromitite layer that hosts PGM in oxide and in association with base metal sulphides. Mineralization occurs throughout the UG2 Reef chromitite with usually significantly higher values in proximity to the hanging wall and footwall contacts. A limited (and only marginally economic) amount of mineralisation may also occur within the footwall pyroxenite, mainly associated with disseminated chromite and chromitite stringers/lenses, with grades of up to 10 g/t 4E. The hanging wall units are largely barren of PGM values although values in excess of 5 g/t can occur where associated with the chromitite stringers or disseminated chromitite. The latter are very thin, typically less than 1 centimeter thick, and enclosed in barren orthopyroxenite.

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

Sampling and Analysis, and Security of Samples

The following is a summary of the core logging and sampling procedures used by Anglo Platinum. Core logging is undertaken by qualified geologists on site at the Driekop Exploration Base, where all boreholes and their deflections are logged in terms of lithology, mineralization, alteration and structure. Specialized geotechnical and structural logging is also carried out by rock engineering and structural geologists. After the bagging of samples on site at the Driekop core yard, the samples were transported to Anglo Research ("AR") in Germiston, near Johannesburg. AR processed the samples from pre-2000 drilling. Post-2000 samples are processed by Anglo American Research Laboratory ("AARL"). When transported to AARL, the samples are delivered by ARC staff and vehicles.

Generally the intersections of Merensky and UG2 reefs are assayed for 4E (Pt, Pd, Rh, Au), Cu and Ni contents as well as density determinations. Individual Pt, Pd, Rh and Au contents of each sample were determined.

AR Procedures

All samples are duplicated and run on an A and B stream at different times, known as twin streaming. Internal Quality control occurs with every batch. Comparative results from A and B streams are available.

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

AR, an ISO 17025 registered company, has a comprehensive quality control system that includes blanks, certified reference materials, in-house reference materials, and twin streaming/replicate analyses.

Estimates of Mineralization

The UG2 and Merensky Reef "resource cut widths" were established through a combination of model estimates of the geotechnical hanging wall thickness, the reef thickness and a minimum footwall dilution of 0.10 meter. For the Merensky Reef, composited footwall components with a grade greater than 2.0 g/t 4E were also included. Grades and widths for both reefs are specific gravity and length weighted.

The weathered and oxidized horizon, called Regolith in the tables below, extends to an average depth of 40 meters below surface. The tonnages in the tables are after geological loss factors are applied. Geological losses are related to the presence of potholes and other structural features such as faults and dykes.

For UG2, the loss factors are Regolith, from 17% (measured) to 26% (inferred); Mining Footprint, 15% (measured and indicated); and Remnant, from 24% (indicated) to 25% (measured and inferred).

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms "measured resources" and "indicated resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table 7a. Paschaskraal and Klipfontein Farms
UG2 Reef Measured and Indicated Resources 1,4
Over a minimum width of 0.90 metre

Horizon	Category	Tonnes (millions)	4E2 (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)
Regolith	Measured	0.97	6.33	2.74	2.99	0.49	0.11
	Indicated	1.43	6.45	2.74	3.08	0.52	0.12
Mining Footprint	Measured	7.17	6.74	2.80	3.28	0.55	0.12
	Indicated	0.07	7.04	2.91	3.41	0.60	0.13
Remnant	Measured	16.71	6.40	2.71	3.05	0.54	0.11
	Indicated	55.95	6.56	2.77	3.14	0.53	0.11
Total Measured + Indicated		82.30	6.53	2.76	3.13	0.53	0.11

Table 7b. Paschaskraal and Klipfontein Farms
UG2 Reef Inferred Resources 1,4
Over a minimum width of 0.90 meter

Horizon	Tonnes (millions)	4E2 (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)
Regolith	1.13	6.28	2.68	2.99	0.50	0.11
Remnant	67.36	6.47	2.72	3.09	0.54	0.11
Total Inferred	68.49	6.47	2.72	3.09	0.54	0.11

For the Merensky Reef, a geological loss factor of 27% has been applied to each horizon.

Table 8a. Paschaskraal and Klipfontein Farms
Merensky Reef Measured and Indicated Resources1,4
Over a minimum width of 0.90 meter

Horizon	Category	Tonnes (millions)	4E2 (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)
Regolith	Measured	0.83	4.05	2.44	1.25	0.14	0.23
	Indicated	4.15	4.16	2.52	1.23	0.13	0.28
Remnant	Measured	7.54	4.35	2.63	1.33	0.15	0.24
	Indicated	44.05	4.70	2.94	1.30	0.17	0.28
Total Measured + Indicated		56.57	4.61	2.86	1.29	0.17	0.27

Table 8b. Paschaskraal and Klipfontein Farms
Merensky Reef Inferred Resources1,4
Over a minimum width of 0.90 meter

Horizon	Tonnes (millions)	4E2 (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)
Remnant	57.51	4.40	2.67	1.30	0.16	0.28

Mineral Resources for the Avoca and De Kamp farms were estimated over a minimum 0.9 meter width, but honouring reef widths (0.96 meter for UG2 and 1.3 meters for Merensky). Grade, width and specific gravity were derived from the up-dip resources for Paschaskraal (for De Kamp) and Klipfontein (for Avoca). Geological loss factor applied was 32% for Merensky Reef tonnage and an average of 25% for the UG2. The inferred mineral resources are estimated to be:

Table 9. Avoca and DeKamp Farms
Inferred Resources1,4
Over a minimum width of 0.90 meter

Deposit	Tonnes (millions)	4E2 (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)
Merensky Reef	122.50	4.48	2.71	1.33	0.16	0.28
UG2	118.11	6.49	2.73	3.11	0.54	0.12

Notes to Tables 7, 8 and 9:
The above tables were compiled from the October 2007 Technical Report.
1A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.
2 4E = Pt + Pd + Rh + Au.
3 Grades for individual elements are estimated from prill assays to tally 4E.
4The numbers represent 100% of the Ga-Phasha resource of which 51% is attributable to Anooraq.

The resource estimates were completed under the supervision of Gordon Chunnett, Pr.Sci.Nat., of Anglo Platinum Limited, who is a qualified person as defined by Canadian Securities Administrators, National Instrument 43-101.

The October 2007 technical report stated, at metal prices of USD778/oz for Pt, USD288/oz for Pd, USD1, and 374/oz for Rh and USD400/oz for Au and a ZAR: USD exchange rate of 8.16, the cut-off grades for the UG2 and Merensky Reefs would be 1.76 g/t and 2.6 g/t 4E, respectively.

Recent Exploration and Plans for 2009

Anooraq and Anglo Platinum undertook a program review between April and October 2006. Several approaches were considered to optimize mining of the deposits at Ga-Phasha. The Review confirmed that the UG2 chromitite would remain the primary focus for development, and the Merensky reef warranted further study through additional drilling.

Engineering and other work directed toward completion of a prefeasibility level study was initiated near the end of 2006. The plan was to complete a Phase 1 study to exploit the UG2 reef to a depth of some 650 meters below surface; identify a single preferred option by which to proceed to a bankable feasibility phase; and contemplate and assess optimization of economies of scale between Anooraq and Anglo Platinum operations in the area, and in that regard, evaluate the possible usage of joint infrastructure and processing facilities between Anglo Platinum's adjacent Twickenham Platinum Mine and Ga-Phasha. Studies on mining method and infrastructure were undertaken. Labour, socio-economic and environmental studies were also done.

Preliminary work suggests developing two declines, one in each of the Paschaskraal and Klipfontein areas, and a centrally located vertical shaft to access the deposits for mining. The most appropriate mining method appears to be conventional breast stoping, supported by rail bound, footwall infrastructure.

Prefeasibility work was deferred while the Company focused on the Lebowa Transaction.

The Platreef Project

Agreements

Anooraq holds a 51% interest in the Kwanda and Boikgantsho Projects through "Lebowa Holdco" as described under Section B above. Further details of Anooraq's interests in the Central Block and Rietfontein properties are given under Property Description below.

Location and Property Description

The Platreef Properties are located near the town of Mokopane in South Africa, approximately 275 kilometres northeast of Johannesburg. The property holdings comprise all or parts of 20 mineral properties, totalling 37,492 hectares. These are divided into four areas: the Central Block, the Rietfontein Block and the North and South Blocks (the Kwanda Project) and the Boikgantsho Project.

Figure 3. Property Holdings, Platreef Project

No surface rights have been secured on these properties to date. Once the required area has been established, it would be necessary to negotiate a purchase agreement with the surface rights owner(s). Prices are expected to range between ZAR 2,000/hectare ($294) and ZAR 5,000/hectare ($736) depending on the infrastructure required to be developed on the farms.

Prospecting or mineral rights are listed in the table below:

Table 10. Platreef Mineral Rights

Property or Farm	Type and status of mineral rights
North Block:
Ham 699 LR
Gilead 729 LR
Elberfield 731 LR
Gideon 730 LR
Chlun 735 LR
Swerweskraal 736 LR
South Block:
Rondeboschje 295 KR
Cyferkuil 321 KR
Haakdoornkuil 323 KR
Vaalkop 325 KR
Naboomfontein 320 KR
New order prospecting rights in all properties have
been granted and are in the process of being
notarially executed.
Conversion application for the old order
prospecting rights to new order prospecting rights
has already been lodged and approval is still
pending. Legal opinion has confirmed that Plateau
Resources, together with its partners, are
competent applicants for conversion since they
held old order prospecting rights to these
properties.

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

New order prospecting rights in properties 1 to 5
have been granted and are in the process of being
notarially executed. Conversion application for the
old order prospecting rights to new order
prospecting rights in properties 6 to 12 has already
been lodged and approval is still pending. Legal
opinion has confirmed that Plateau Resources,
together with its partners, are competent applicants
for conversion since they held old order
prospecting rights to these properties.

Rietfontein Block: Rietfontein 2 KS	New order prospecting right in this property has been granted and is in the process of being notarially executed.

Central Block

The Central Block consists of eight farms acquired by Plateau prior to its agreements with Anglo Platinum. It also includes one portion of the Dorstland farm acquired by way of an agreement with Rustenberg (see Kwanda Project below). Rietfontein 2KS, Drenthe 778LR, Witrivier 777LR and Dorstland 768LR were acquired through an agreement with Pinnacle Resources in 1999. Drenthe and Witrivier are now part of the Boikgantsho Project and Rietfontein is part of the Rietfontein Block as described below. Others are administered by the DME.

Rietfontein Block

In October 2001, Plateau entered into an agreement with African Minerals Limited, now Ivanhoe Platinum ("Ivanplats"), whereby Ivanplats had the right to earn a 50% joint venture interest in the Company's 2,900 hectares Rietfontein 2KS Farm. Under the terms of this agreement, Ivanplats was to incur at least CAD 750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein 2KS in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein 2KS.

There continues to be disagreement over whether Ivanplats ever presented an 'exploration program' as contemplated by the parties and their agreement. Further disagreement exists with respect to the expenditure budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats' exploration activities. This affects whether or not Ivanplats completed its earn in requirements. Plateau and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement. The outcome of the discussions and arbitration are not currently determinable.

Kwanda Project (North Block and South Block)

In May 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited RPM, a wholly owned subsidiary of Anglo Platinum, for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex.

Under the agreements with Anglo Platinum, the Company acquired an initial 50% interest in the PGM rights to the twelve farms and could maintain this interest by making staged exploration expenditure totaling ZAR 25 million within five years. The Company spent ZAR 2.5 million in year one, ZAR 5 million in year two, and is required to spend ZAR 5 million in each of years three and four and ZAR 7.5 million in year five. The Company has not completed its exploration expenditure requirement from year three to five, and both parties mutually agreed to suspend indefinitely the expenditures requirements for years three to five.

If a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. RPM will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of RPM's interest and any participation in the venture by a Historically Disadvantaged South African partner will be provided out of Anooraq's interest

As of July 1, 2009, the Joint Venture agreements terminated and Kwanda Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Holdco, owns the respective interest in and assets relating to the Kwanda Project.

Boikgantsho Project (Drenthe, Witrivier and Overysel North)

In November 2003, the Company announced that it had entered into a Joint Venture Agreement (the "Boikgantsho JV") with Potgietersrust Platinum Limited, a wholly owned subsidiary of Anglo Platinum. The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

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

Pursuant to the terms of the Joint Venture Agreement, the Company and Anglo Platinum formed an initial 50/50 Joint Venture to explore these farms for a period of up to five years. During that period, Anooraq would operate the exploration programs, and spend up to ZAR 12.35 million (of which the entire amount has been spent) on behalf of the Boikgantsho JV. Anooraq would then have the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation, the joint venture interest allotted to each of Anooraq and Anglo Platinum would be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. Anooraq or Anglo Platinum, as the case may be, each has the right to make a cash payment to the other party or to fund additional capital contributions to equalize their respective contributions. During development, the Boikgantsho JV would be seeking a Black Economic Empowerment partner to participate in the project (which may be Anooraq itself) with the original Boikgantsho JV partners dividing the remaining interest.

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

As of July 1, 2009 the Joint Venture agreements terminated and Boikgantsho Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Holdco, owns the respective interest in and assets relating to the Boikgantsho Project.

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

The terrain is relatively flat, with a mean elevation of 1,100 metres; therefore, there are no prohibitive physical obstacles to inhibit exploration of the Platreef Properties. Vegetation is generally sparse and consists mostly of various thorn bushes.

Geological Setting and Mineralization

Regional mapping, geophysical data and drilling at various spacing's suggest that the Platreef extends for some 12 kilometres on the Platreef property. PGM mineralization within this 70-250 metres thick succession is commonly associated with pyrrhotite (iron sulphide), chalcopyrite (copper sulphide) and pentlandite (nickel sulphide).

The entire Platreef rock package is mineralized to some extent, containing anything from 100 parts per billion (ppb) up to approximately 10,000 ppb PGM in places. The configuration of a mineralized zone is therefore a function of chosen cut-off grade typically, in the range 0.5 g/t to 1.0 g/t, and not confined to individual rock units. Nevertheless, these chemically defined zones typically form 'layer-like' bodies, or 'reefs' in South African terminology, which lie sub-parallel to the general igneous strike and dip of the Platreef rock package.

The weathering profile is variable and can extend as deep as 66 metres. Generally, less than 50% of drill holes exhibit any degree of strong weathering, to a mean depth of 14.2 metres.

Sampling and Analysis, and Security of Samples

The flow chart in Figure 4 illustrates the sampling and analytical protocol for the Platreef cored drill holes.

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

Estimates of Mineralization

Resource estimates were completed for the Drenthe and Overysel North deposits as outlined by drilling to mid-September 2004. Indicated and inferred resources for the deposits are tabulated below:

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This section uses the term "indicated resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Table 11. Boikgantsho Project Indicated Mineral Resources
Nov 2004 at a USD20 GMV/t cut-off

Deposit	Tonnes (millions)	3E (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni (%)	Cu (%)
Drenthe	132.24	1.25	0.53	0.62	0.09	0.14	0.09
Overysel North	44.42	1.64	0.67	0.87	0.10	0.10	0.06
Total	176.66	1.35	0.57	0.69	0.09	0.13	0.08

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table 12. Boikgantsho Project Inferred Mineral Resources
Nov 2004 at a USD20 GMV/t cut-off

Deposit	Tonnes (millions)	3E (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni (%)	Cu (%)
Drenthe	88.64	1.16	0.49	0.58	0.09	0.15	0.09
Overysel North	15.71	1.63	0.65	0.88	0.10	0.11	0.06
Total	104.35	1.23	0.52	0.63	0.09	0.14	0.09

Notes to Tables 11 and 12:
Based on December 2004 Technical Report.
Numbers represent 100% of the mineral resources, of which 51% are attributable to Anooraq. A mineral resource that is not a mineral reserve does not have demonstrated economic viability. 3E = Pt + Pd + Au
Gross Metal Value per tonne (GMV/t) is sum of Pt, Pd, Au, Cu and Ni grades multiplied by the following metal prices: Pt – USD650/oz; Pd – USD250/oz; Au – USD375/oz; Ni – USD4/lb; Cu – USD1/lb.

G.J. van der Heever, Pr.Sci.Nat., of GeoLogix, an independent qualified person, is responsible for the resource estimate described in technical reports filed at www.sedar.com.

Recent Exploration and Plans for 2009

Work on the Platreef Properties, including the Boikgantsho prefeasibility study, was deferred in 2006 and 2007 as the Company focused its financial resources on the Ga-Phasha Project, and further deferred in 2008 and 2009 as the Company focused on the completion of the Lebowa Transaction. It is expected that the pre-feasibility work may be resumed in 2010.

4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 13 to the financial statements provides descriptions of the material measurement differences between Canadian GAAP and US GAAP as they relate to the Company and a reconciliation to US GAAP of the Company's financial statements.

Prior to the completion of the Lebowa Transaction, Anooraq's results of operations have been economically evaluated on an "event driven" basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a mineralized deposit's size and continuity, information that is not in the financial statements. Thus, it has been difficult to evaluate the success of operations in a fiscal period by reference to the financial statements given that results were more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Anooraq's operating activities did not occur on a regular or periodic basis and were subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it has not been meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important. Although Anooraq calculates an annual loss per share (which has varied over a range of $0.03 to $0.08 over the last three fiscal periods), Anooraq is of the view that its share price has not varied in accordance with the loss per share statistic but rather Anooraq's share price has varied with the price of the underlying market for platinum group metals, the outlook for these metals and the outlook for the Company's projects.

Anooraq's consolidated financial statements have been prepared assuming Anooraq will continue as a going concern; which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due. The Company has completed the acquisition of the Lebowa operating mine, effective July 1, 2009, which will result in immediate cash flows from operations. Debt and equity financing to complete the transaction and provide financing for on-going operations were put in place, as described above. The Company expects that it will have adequate resources to fund its activities or pay its liabilities in the foreseeable future.

For additional details respecting five year historical exchange rates, see Item 3 - "Key Information". The outlook for Anooraq's assets primarily relates to the outlook for platinum group metals. For information relating to the historical prices for platinum group metals, see Item 5D - "Trend Information" below.

A.	Operating Results

Fiscal 2008 Compared to Fiscal 2007

The Company incurred a loss of $13,485,667 for the year ended December 31, 2008 compared to a loss of $14,296,131 for the year ended December 31, 2007. The decrease in the loss for the year resulted primarily from a lower share based compensation charge of $5,385,502 as compared to $8,707,519 in the previous year due to fewer share options issued and a reduction in exploration costs. The reduction in the loss was partially offset by an increase in personnel costs of $1,610,273 and an increase in office and administration costs mainly due to rental of premises relating to the South African operations.

Exploration expenditures decreased in the year ended December 31, 2008 to $341,943 as compared to $852,891 incurred for the year ended December 31, 2007. The cost is primarily due to payments related to preserving the prospecting rights and of meeting joint venture costs on the Ga-Phasha Project as no. No significant costs were incurred on PGM exploration activities.

Legal, accounting and audit for the period ended December 31, 2008 increased to $576,330 in comparison to $416,745 for the previous year mainly due to increased legal and advisory fees and costs incurred relating to the Lebowa Transaction. The delays in implementation of the transaction also impacted this increase as documentation was updated in conjunction with the revision and postponement of the closing dates of the transaction.

Office and administration for the year ended December 31, 2008 amounted to $905,877 in comparison to $451,908 spent for the year ended December 31, 2007. The increase is due to an increase in property costs due to the Company moving to larger premises in South Africa in anticipation of the completion of the Lebowa Transaction. Conference and travel costs of $421,469 were incurred during the year ended December 31, 2008 in comparison to the $492,106 incurred during for the same period of fiscal 2007 largely due to reduced overseas travelling by management and a decrease in attendance at industry conferences.

Consulting costs for the year ended December 31, 2008 increased to $309,377 in comparison to $177,809 spent for the same period of fiscal 2007 largely due to tax related consulting expenses associated with revised reporting requirements in the US. United States. Salaries and benefits amounted to $3,626,962 in the year ended December 31, 2008 in comparison to $2,016,689 for the same period in the prior year. The increased staff expenditure is due to the increase in staff and the payment of agreed performance bonuses relating to the Lebowa Transaction.

Trust and filing for the year ended December 31, 2008 decreased to $183,111 in comparison to the $269,503 incurred for the year ended December 31, 2007 primarily as a result of decreased expenditure relating to the Company's various stock exchange listings. The accounting charge relating to share based compensation decreased to $5,385,502 for the year ended December 31, 2008, compared to $8,707,519 incurred for same period in fiscal 2007. This is due to fewer share options being awarded in the 2008 year as compared to the year ended December 31, 2007.

The Company recorded interest expense of $1,985,653 for the year ended December 31, 2008 in comparison to $2,042,711 incurred for the same period of fiscal 2007. The increased prime overdraft rate of 15.5% was partially offset by the strengthening of the Canadian dollar against the South African rand. Prime overdraft interest rates declined to 14.5% in the first quarter of 2009 and are expected to decrease further in the coming months.

Interest income amounted to $179,119 for the year ended December 31, 2008, in comparison to $799,985 for the same period of fiscal 2007 as a result of lower cash balances.

The Company recorded a foreign exchange gain of $426,785 for the year ended December 31, 2008 in comparison to a gain of $588,115 for the same period of fiscal 2007. The gain is due to the strengthening of the Canadian dollar against the South African Rand over the course of the year ended December 31, 2008. A significant amount of the Company's liabilities including the Term loan are denominated in South African Rand.

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is Anooraq. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. For the year ended December 31, 2008, HDSI billed Anooraq $1,302,304 as compared to $798,330 for the year ended December 31, 2007 for such services and cost reimbursements.

Fiscal 2007 Compared to Fiscal 2006

The loss for the year ended December 31, 2007 was $14,296,131 compared to a loss of $4,504,844 for the year ended December 31, 2006. This increase primarily resulted from stock based compensation expenses recognized on stock options granted in October 2007, interest expense on the Company's term loan with Rustenburg Platinum Mines Limited and additional salary and benefit costs relating to increased personnel in the Company's South African operations. The Company recorded a loss of $0.08 per share for the year ended December 31, 2007, compared to a loss of $0.03 per share for the year ended December 31, 2006.

Exploration expenses for the year ended December 31, 2007 amounted to $852,891 in comparison to $720,463 spent for the year ended December 31, 2006. The exploration expenses for the year ended December 31, 2007 were mainly incurred on the Ga-Phasha project. No drilling expenses were incurred for the year ended December 31, 2007 compared to $376,406 spent for the year ended December 31, 2006. Assays and analysis expenditures amounted to $200 spent for the year ended December 31, 2007 in comparison to $38,393 expended for the year ended December 31, 2006. Geological and consulting costs for the year ended 2007 were $789,731 compared to $64,030 spent for the year ended December 31, 2006. Engineering costs decreased to $19,784 from $141,784 incurred for the year ended December 31, 2006. The cost of site activities was $12,717 compared to $34,484 spent for the year ended December 31, 2006. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the geological programs.

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

The Company recorded interest expense of $2,042,711 for the year ended December 31, 2007 in comparison to $399,062 incurred for fiscal 2006. The increase in interest expense is mainly due to a full year of accrued interest on the Company's November 2006 term loan with Rustenburg Platinum Mines Limited. Interest income increased to $799,985 for the year ended December 31, 2007 (2006 - $263,820) as a result of a higher cash balance compared to the same period in the previous year.

The Company also recorded a foreign exchange gain of $588,115 for the year ended December 31, 2007 in comparison to $34,817 for the year ended December 31, 2006. The gain is due to the strengthening of the Canadian dollar against the South African Rand over the course of fiscal 2007. A significant amount of the Company's liabilities are denominated in South African Rand.

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

The Company has completed the acquisition of the Lebowa operating mine, effective July 1, 2009, which will result in immediate cash flows from operations. Debt and equity financing to complete the transaction and provide financing for on-going operations were put in place, as described above. The Company expects that it will have adequate resources to fund its activities or pay its liabilities in the foreseeable future.

Fiscal 2008 Compared with Fiscal 2007

At December 31, 2008, working capital was $587,726 compared to $4,988,101 at December 31, 2007 inclusive of the current portion of the RPM loan. Working capital excluding the current portion of the RPM loan was $2,323,389 compared to $6,880,298 at December 31, 2007.

The cash position at December 31, 2008 was approximately $3.8 million (held mainly in South African rand, ZAR 28.8 million) which was received from the RPM loan advance. The Company reached an agreement with Anglo Platinum in November 2008 whereby Anglo Platinum agreed to provide an additional ZAR 30 million to the Company by increasing the existing loan to Plateau, from ZAR 70 million to ZAR 100 million and agreed to defer interest payments owing in terms of the existing loan to the final closing of the Lebowa transaction.

During the year under review the Company had a cash inflow of $2 million resulting from the exercise of share options.

The Company's long term debt obligations are denominated in South African Rand. Long term debt obligations have been presented at an exchange rate of 1 CAD = ZAR 7.63 the closing rate in effect on December 31, 2008. Since then, the South African rand weakened to 1 CAD = ZAR 8.05 by mid March 2009, and then rebounded to 1 CAD= ZAR 6.66 by June 30, 2009.

Fiscal 2007 Compared with Fiscal 2006

At December 31, 2007, the Company had working capital of $4,988,101 as compared to $12,142,860 at the end of the 2006 year. The cash position at December 31, 2007 was $7,131,821.

Financial Instruments

Currency hedging

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

Interest rate hedging

As a consequence of the financing arrangement with Standard Chartered Bank, the Company, through Plateau Resources, entered into an interest rate hedging arrangement whereby Plateau is required to hedge 50% (fifty percent) of the interest payable on the aggregate amount of the rollup interest loan of ZAR 250 million outstanding under the Debt Facility for a period beginning on the date upon which Plateau is notified that such hedging is required by SCB, until the Debt Facility is repaid in full. As at 1 July 2009, the interest rate hedge was fixed at a swap rate of 8.925%.

Material Commitments for Capital Expenditures

At December 31, 2008 and July 1, 2009, the Company had no material commitments for capital expenditures.

C.	Research and Development, Patents and Licenses, etc.

Anooraq is a resource-expenditure based corporation and, accordingly, does not have a program of intellectual property development or patenting or licensing issues.

D.	Trend Information

Platinum prices have been increasing for the past three years, averaging USD900/oz in 2005, USD1, 145/oz in 2006, and USD1, 314/oz in 2007. Prices increased in the first half of 2008 but decreased in the latter part of the year as a result of global economic conditions, and averaged USD1,575/oz. Platinum prices in 2009 have averaged USD1,097/oz to the date of this Annual Report

Palladium prices averaged approximately USD201/oz in 2005, USD323/oz in 2006 and USD358/oz in 2007. Palladium prices strengthened in early 2008 as consumers considered substitution from platinum, but decreased in the latter part of the year, averaging USD381/oz. Palladium prices have been increasing in 2009, and have averaged USD216/oz to the date of this Annual Report.

Overall, gold prices have been increasing for more than three years. Although there was some volatility in 2006 and early 2007, the average price increased to US$871/oz in 2008. Prices have continued to be strong in 2009, averaging USD915/oz to the date of this Annual Report.

E.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

As at fiscal yearend December 31, 2008, the Company had the following contractual obligations:

Payments due by period
		Less than			More than 5
	Total	one year	1 to 3 years	3-5 years	years
Contractual obligation	nil	nil	nil	nil	nil
Long term debt obligations	$ 18.9M	$ 4.2M	$ 14.7M	nil	nil
Operating lease obligations	$ 1.5M	$ 0.3M	$ 1.2M	nil	nil
Purchase obligations	nil	nil	nil	nil	nil
Other	nil	nil	nil	nil	nil
Total	nil	nil	nil	nil	nil

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

The Company's long term debt obligations are denominated in South African Rand ("ZAR"). Payments and settlement on the obligation is denominated in ZAR. Long term obligations have been presented at an exchange rate of 1 CAD = 7.63 ZAR.

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Name and Occupation

The following section sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each director's principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at July 1, 2009.

The information as to the number of Common Shares beneficially owned, controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at http://www.sedi.ca. The term of office of Scott Cousens, Robert Dickinson, David Elliott and Popo Molefe expired at the end of the annual and extraordinary general meeting of the Company held on June 15, 2009, and such persons were did not stand for re-election.

Name, age, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common Shares beneficially owned, controlled or directed	Percentage of
outstanding
Common Shares
before
implementation
of the Lebowa
Transaction,
issuances of
Common Shares
to the Share
Ownership
Trusts, the
Financing
Arrangements
and the
Compensation
Transactions(18)	Percentage of
outstanding
Common Shares
after
implementation
of the Lebowa
Transaction, the
issuances of
Common Shares
to then Share
Ownership
Trusts, the
Financing
Arrangements,
and the
Compensation
Transactions(18)
Fikile Tebogo DE BUCK (49)(audit committee) * Non-Executive Director Gauteng, South Africa	Since September 2008	Nil	—	—
Anu DHIR (37)(audit committee)(4)+ Non Executive Director London, England	Since July 2008	Nil(13)	—	—
Iemrahn HASSEN (52) * Chief Financial Officer Gauteng, South Africa	Since July 2008	53,266(7)	—	—
Wayne KIRK (65)(3)(5)(8)@ Non Executive Director Washington, United States	Since July 2005	3,000(8)	—	—

Name, age, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common Shares beneficially owned, controlled or directed	Percentage of
outstanding
Common Shares
before
implementation
of the Lebowa
Transaction,
issuances of
Common Shares
to the Share
Ownership
Trusts, the
Financing
Arrangements
and the
Compensation
Transactions(18)	Percentage of
outstanding
Common Shares
after
implementation
of the Lebowa
Transaction, the
issuances of
Common Shares
to then Share
Ownership
Trusts, the
Financing
Arrangements,
and the
Compensation
Transactions(18)
Philip KOTZE (49) * Director, President and Chief Executive Officer Gauteng, South Africa	Since July 2008	55,000(14)	—	—
Harold MOTAUNG (39) * Director and Chief Operating Officer Gauteng, South Africa	Since September 2004	8,361,068(1)(9) (indirectly held)	4.4(1) (indirectly held)	2.0(1) (indirectly held)
Tumelo MOTSISI (46)(4) * Executive Director and Deputy Chairman Gauteng, South Africa	Since September 2004	14,401,998(2) (10) (directly and indirectly held)	7.6(2) (indirectly held)	3.4(2) (indirectly held)
Sipho NKOSI (54)(nom & gov and comp committees * Non Executive Director Gauteng, South Africa	Since November 2004	Nil(11)	—	—
Rizelle SAMPSON (33) * Non Executive Director Gauteng, South Africa	Since September 2004	Nil(12)	—	—
Ronald THIESSEN (56) # Executive Director British Columbia, Canada	Since April 1996	771,325(6) (directly held)	0.4 (directly held)	0.2 (directly held)

(1)	Indirect holdings being 70 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of Common Shares (117,588,040) held by the Pelawan Trust.
(2)

Indirect holdings being 120 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of Common Shares (117,588,040) held by the Pelawan Trust and a direct holding of 525,000 Common Shares.

(3)	Member of the Audit Committee.
(4)	Member of Compensation Committee.
(5)	Member of Nominating and Governance Committee.
(6)	Mr. Thiessen holds 120,000 options to purchase Common Shares at an exercise price of $1, 29 per share expiring on June 30, 2013.
(7)

Mr. Hassen holds options to purchase 126,000 Common Shares at an exercise price of $1.29 per share expiring on October 15, 2012 and 424,000 options to purchases Common Shares at an exercise price of $0,96 per share expiring on June 29.2014.

(8)	Mr. Kirk holds options to purchase 360,000 Common Shares at $1, 29 per share expiring on December 15, 2012.
(9)	Mr. Motaung holds options to purchase 535,000 Common Shares at an exercise price of $1.29 per share expiring on June 30, 2013.

(10)

Mr. Motsisi holds options to purchase 525,000 Common Shares at an exercise price of $1.29 per share expiring on June 30, 2013 and 975,000 Common Shares at $1.29 per share expiring on December 15, 2012.

(11)

Mr. Nkosi holds options to purchase 100,000 Common Shares at an exercise price of $1.29 per share expiring on December 17, 2010 and 240,000 Common Shares at $1.29 per share expiring on December 15, 2012.

(12)

Ms. Sampson holds options to purchase 100,000 Common Shares at an exercise price of $1.29 per share expiring on December 17, 2010 and 240,000 Common Shares at $1.29 per share expiring on December 15, 2012.

(13)	Ms. Dhir holds options to purchase 120,000 Common Shares at an exercise price of $1.29 per share expiring on June 25, 2013.
(14)	Mr. Kotze holds options to purchase 796,000 Common Shares at an exercise price of $1.29 per share expiring on June 25, 2013.
(15)

The changes to the directors' holdings of Common Shares is as a result of the issue of Common Shares to the Pelawan Trust as described more fully in "Financing the Acquisition" as well as pursuant to the Compensation Transactions.

* Nationality - South African, business address Anooraq Resources Corporation, 4th Floor, 82 Grayston Drive, Sandton, 2146
# Nationality - Canadian, business address: Anooraq Resources Corporation, Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2
+ Nationality - British, business address: Anooraq Resources Corporation, 4th Floor, 82 Grayston Drive, Sandton, 2146
@ Nationality -American, business address: Anooraq Resources Corporation, Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2

The following are the biographies for the current directors of Anooraq.

FIKILE TEBOGO DE BUCK, CCA – Non Executive Director

Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a BA degree in Economics and Accounting from the University of Swaziland. Ms. De Buck is currently a non-executive director of Harmony Gold Mining Company Ltd. ("Harmony") and is a member of various board committees of Harmony including the Audit Committee. She has also served in various positions at the Council for Medical Schemes in South Africa.

Ms. De Buck is, or was within the past 5 years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Harmony Gold Company Ltd.	Director	April 2006	Present
Rand Uranium (Pty) Ltd.	Director	January 2008	Present
Anooraq Resources Corporation	Director	September 2008	Present

ANU DHIR, B.A., JD – Non Executive Director

Anu Dhir holds a BA from the University of Toronto and a JD from Quinnipiac University in Hamden, Connecticut. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors. Ms. Dhir is currently the Vice President, Corporate Development of Katanga Mining Limited ("Katanga"). Prior to joining Katanga, she held various strategy and business development positions with CC Capital Partners Group, Easton Drilling Fund LP, Andina Minerals Inc., GeoLogistics Corp and Gateway Inc. She has also helped finance and lead private companies into the public markets.

Ms. Dhir is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present
Katanga Mining Limited	Director	March 2004	November 2004

Company	Positions Held		From	To
	Vice President, Development	Corporate	January 2006	Present
Andina Minerals Inc.	Officer		January 2006	November 2006

IEMRAHN HASSEN, CA – Chief Financial Officer, Director and Secretary

Iemrahn Hassen has 33 years of experience in the service, manufacturing and mining sectors. He received his Chartered Accountant designation in 1991. For the past two years he has worked as a financial consultant in the mining sector for Mintek and Gold Fields Limited. Prior to that, he was the CFO for Mobile Telephone Networks in South Africa for two years, spent three years as the Senior Manager of Finance of Gold Fields Limited, and spent one and a half years with the accounting firm Deloitte & Touché. From October 1974 to January 1999, he worked for several companies in the service and manufacturing sectors, rising from Group Accountant in the early 1980s to roles of Business Development Manager and Financial Manager for Samancor Limited in June 1997. Mr. Hassen commenced his role as Chief Financial Officer for Anooraq on June 1, 2007.

Mr. Hassen is, or was within the past five years, a director of the following public company:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present

PHILIP KOTZE, GDE, NHD – President, Chief Executive Officer and Director

Mr. Kotze is qualified as a mining engineer and has over 26 years of experience in the mining industry, including holding operational and executive positions at AngloGold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold Mining Company Limited. A graduate of the University of Witwatersrand with a Graduate Diploma in Engineering (Mining Economics), Mr. Kotze also holds a National Higher Diploma in Metalliferous Mining (WITS Technikon) as well as qualifications in Industrial Relations (UNISA) and Management (WITS Business School).

Mr. Kotze is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present

WAYNE KIRK, LLB – Non Executive Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 year’s professional experience, Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001, Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004, he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Ltd.	Director	July 2004	Present

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

In Mr. Motaung's capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government - associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. He also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the MPRD Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Ltd. Mr. Motaung has been a director of Anooraq since September 2004.

Mr. Motaung is, or was within the past five years, a director of the following public company:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present

TUMELO MOTSISI, BA, LLM, MBA – Director and Executive Deputy Chairman

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the negotiated benefits division of the sizeable South African financial services company, Alexander Forbes Limited.

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa's largest trade union federation, the Congress of South African Trade Unions. He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi recently resigned his position as Executive Chairperson of Prosperity Holdings, a financial services company established between

Kopano Ke Matla, NBC Financial Services and Peregrine Holdings, in order to pursue his interests in the mining and energy sectors. Mr. Motsisi is a member and director of several South African private companies. Mr. Motsisi has been a director of Anooraq since September 2004 and is not a director of any other public companies. Mr. Motsisi was the President and Acting CEO of Anooraq from September 2007 until July 1, 2008 when Mr. Kotze was appointed. At that point, Mr. Motsisi took on the role of Executive Deputy Chairman of the company.

Mr. Motsisi is, or was within the past five years, a director of the following public company:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
	President and Acting CEO	September 2007	July 2008
	Deputy Chairman	July 2008	Present

SIPHO NKOSI, B.Comm, MBA – Non Executive Director

Mr. Nkosi holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder, and current Chief Executive Officer, of Eyesizwe Coal (Pty) Ltd ("Eyesizwe"). Eyesizwe is one of the country's largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA) ,), and then as Country Manager of ABB/Alstom Power until December 2000. >From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

Mr. Nkosi is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Exxaro Resources Limited	Director and CEO	November 2006	Present
Great Basin Gold Ltd.	Director	August 2003	Present
Sanlam Limited	Director	March 2006	Present

RIZELLE SAMPSON, H. Dip Education – Non Executive Director

Ms. Sampson holds a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Ms. Sampson has previously held the positions of Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd. She is a co-founder and executive director of African Footprint Investment Holdings (Pty) Ltd ("AFIH"), an investment holding company that is wholly black women owned and managed. Ms. Sampson represents AFIH on the boards of Tellumat (Pty) Ltd, Sail (Pty) Ltd and IPSA Group PLC. She is also a member of the Sentech Educational Fund Advisory Board and the chairperson of the board of the National Electronic Media Institute of South Africa (NEMISA). Ms. Sampson has been a director of Anooraq since September 2004.

Ms. Sampson is, or was in the past five years, a director of the following public company:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
Independent Power Producer Southern Africa Group PLC (IPSA Group PLC	Director	January 2008	Present

RONALD THIESSEN, CA – Executive Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of and is employed by HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen's role within Anooraq is that of an executive director who assists in providing general management and financial services to the Company. He assists with corporate financings and corporate development, including transaction evaluation, management and implementation. He also assists with the general marketing of Anooraq.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and CEO	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Ltd.	Director	October 1993	Present
	President and Chief	September 2000	July 2005
	Executive Officer Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

JOEL KESLER, B Com, LLB (Cum Laude) UCT – Corporate & Business Development

Joel Kesler is a qualified lawyer with extensive experience in the mining and metals industry. In 2002, Mr. Kesler was instrumental in establishing Pelawan, the BEE Company which today is the controlling shareholder of Anooraq. In 2003, Mr. Kesler joined the Anooraq Executive Management Team and now is responsible for Anooraq's corporate finance and business development portfolios.

Mr. Kesler is not and has not been, within the past five years, a director of any public company.

B.	Compensation

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Company has a Compensation Committee to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has the following duties, responsibilities and authority:

(a)

To recommend to the Board of Directors the form and amount of compensation to be paid by the Company to the Directors, including compensation to be paid in consideration of a director acting on a committee of the Board of Directors.

(b)

To review and approve corporate goals and objectives relating to the compensation of the Company's executive officers, including the CEO, CFO and other senior officers (collectively, the "Officers") if applicable. The Compensation Committee will evaluate the performance of the Officers in light of those goals and review and recommend to the Board the officers' annual compensation and incentive or equity plan participation levels and bases of participation. Recommendations of compensation will include salary, bonus, and other incentive compensation.

(c)	To review and recommend to the Board on an annual basis the evaluation process and compensation structure for the Company's other employees.

(d)

Based upon input and recommendations from the officers, to review the Company's incentive compensation plans and recommend changes in such plans to the Board of Directors as needed and to review and submit to the Board of Directors recommendations concerning new incentive compensation plans.

(e)	To administer the Company's stock option and other equity based compensation plans and determine the grants of stock options and other equity based compensation.

(f)	To prepare and publish any annual executive compensation report in the Company's annual information form or proxy statement.

The Compensation Committee is composed of Anu Dhir (the Committee Chairperson), Sipho Nkosi, both of whom are independent directors, and Tumelo Motsisi who is a non-independent director. During the year the committee met twice and the proceedings at such meetings were documented in the form of meeting minutes.

In this section "Named Executive Officer" (or "NEO") means each of the following individuals:

(a)	the Chief Executive Officer ("CEO");

(b)	the Chief Financial Officer ("CFO");

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2008.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company's executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company's Compensation Committee receives competitive market information on compensation levels for executives. The Company's compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company's business.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board's view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent human resource consultants (both national and international). Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities.

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base salary and bonus levels are determined taking into account independent market survey data.

Bonus Compensation

The Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. There were no bonuses awarded in 2008. However, pursuant to a bonus arrangement approved by the Board in 2007 whereby a cash bonus equal to 100% of annual base salary, payable 50% on signing of the Acquisition Agreements and 50% on the Closing Date of the Acquisition, the first tranche of the bonus was paid in January 2008 to Tumelo Motsisi ($167,000), Harold Motaung ($137,500) and Joel Kesler ($121,500).

Effective July 1, 2009, on completion of the Lebowa Transaction a further bonus will be paid to Tumelo Motsisi ($175,350), Harold Motaung ($144,375), Joel Kesler ($127,575) and Iemrahn Hassen ($59,125). See "Particulars of Matters to be Acted Upon – Compensation Transactions". No other bonus arrangements have been agreed although certain NEOs will be awarded bonus compensation based on objectives as agreed by the Board once the operations are in full production.

Equity Participation

The Company has in place the Stock Option Plan dated for reference May 21, 2004, as amended June 17, 2005 and again on June 15, 2009. The terms of the Plan are described below at “"Stock Option Plan.”." The Stock Option Plan is designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants.

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

The Compensation Committee recommends to the Board for approval stock options to facilitate consideration of target direct compensation to executive officers. Options are granted at other times of the year to individuals commencing employment with the Company

Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Common Shares on December 31, 2003 with the cumulative total return of the TSX Venture Composite Index and the Toronto Stock Exchange 300 Index, for the five most recently completed financial years.

SUMMARY COMPENSATION TABLE

				Non-equity incentive
				plan compensation
					Long-
			Option	Annual	term
			based	incentive	incentive	Pension	All Other	Total
Name	Year	Salary	awards	plans	plans	value	Compensation	Compensation
		($)	($)	($)	($)	($)	($)	($)
		(3)	(4)	(5)
Phillip Kotze (1)	2008	200,000	1,359,428	Nil	Nil	Nil	Nil	1,559,428
Director, President and
Chief Executive Officer
Iemrahn Hassen	2008	236,500	Nil	Nil	Nil	Nil	3,094	239,594
Director	2007	128,333	229,203	Nil	Nil	Nil	Nil	357,536
Chief Financial Officer
Tumelo Motsisi	2008	350,700	941,191	167,000	Nil	Nil	3,094	1,461,985

Director	2007	334,000	1,831,018	Nil	Nil	Nil	Nil	2,615,018
Executive Deputy Chairman	2006	235,000	Nil	80,000	Nil	Nil	Nil	315,000
Harold Motaung	2008	288,750	941,191(6)	137,500	Nil	Nil	3,094	1,370,535

Director	2007	275,000	1,004,713	Nil	Nil	Nil	Nil	1,279,713
Chief Operating Officer	2006	225,000	Nil	35,000	Nil	Nil	Nil	260,000
Joel Kesler	2008	255,150	941,191	121,500	Nil	Nil	3,094	1,320,935

Corporate Finance and	2007	243,000	892,034	Nil	Nil	Nil	Nil	1,135,034
Business Development	2006	205,000	Nil	25,000	Nil	Nil	Nil	230,000
Nicholas James (2)	2008	226,455	Nil	Nil	Nil	Nil	2,836	229,291
Managing Director	2007	51,895	455,324	Nil	Nil	Nil	Nil	507,219
Operations

Notes:

(1)	Mr. Kotze was appointed as Chief Executive Office on July 1, 2008, and his salary reflects 6 months of his annual base salary of $400,000.
(2)	Mr. Nicholas James resigned his duties as Managing Director-Operations in November 2008.
(3)

Compensation of the Company's South African executives is payable in Canadian dollars but is paid to each executive in South African Rand ("ZAR") at an exchange rate of 1 Canadian dollar = ZAR 7.70, being the average monthly rate in effect for the year ended December 31, 2008.

(4)

The options granted in the 2007 and 2008 financial year were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives – Stock Option Plan). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate. The Black-Scholes grant date fair value for awards granted on June 25, 2008 and June 30, 2008 was 62% of the option exercise price.

(5)

The annual incentive figures for the year ended December 31, 2008 are related to a bonus arrangement approved by the Board in 2007 whereby a cash bonus equal to 100% of annual base salary, payable 50% on signing of the Lebowa Acquisition Agreements and 50% on the Closing Date of the Lebowa acquisition, the first tranche of the bonus was paid during the year to Tumelo Motsisi, Harold Motaung and Joel Kesler.

(6)	The Company cancelled Mr. Motaung's options to purchase 525,000 Common Shares at an exercise price of $2.90 per share expiring on June 30, 2013, subsequent to the covered financial year.
(7)	The NEOs who are also directors do not receive any compensation in their capacity as directors of the Company.

Incentive Plan Awards – Option-based Awards

The Company currently has an option-based awards plan and does not have any other share based awards plan. At the annual and extraordinary general meeting of the shareholders of the Company held on June 15, 2009 all the share options issued was approved for repricing to $1.29. The following table sets out all option-based awards outstanding as at December 31, 2008, for each NEO:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Phillip Kotze	796,000	1.29	Jun.25.13	Nil
Iemrahn Hassen	126,000	1.29	Oct.15.12	Nil
Tumelo Motsisi	975,000 525,000	1.29 1.29	Oct.15.12 Jun.30.13	Nil Nil
Harold Motaung	535,000 525,000	1.29 1.29	Oct.15.12 Dec. 17.10	Nil Nil
Joel Kesler	475,000 525,000	1.29 1.29	Oct.15.12 Jun.30.13	Nil Nil

Notes:

(1)

The value at December 31, 2008 is calculated by determining the difference between the closing price of the Company's common shares at December 31, 2008 ($0.38/share) underlying the option on the TSX-V and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2008, for each NEO:

NAME	Option based awards - Value vested during the year(1)	Non-equity incentive plan compensation – value earned during year
Phillip Kotze	Nil	Nil
Iemrahn Hassen	Nil	Nil
Tumelo Motsisi	Nil	Nil
Harold Motaung	Nil	Nil
Joel Kesler	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

Stock Option Plan

As noted above, the only equity compensation plan which the Company has in place is the Stock Option Plan which was previously approved by Shareholders on May 21, 2004, as amended June 17, 2005 and again on June 15, 2009. Amendments to the Stock Option Plan were most recently approved by Anooraq shareholders at the annual and extraordinary general meeting of the Company held on June 15, 2009. Such amendments to be implemented in respect of the Stock Option Plan and the 8.061 million outstanding stock options are as follows:

(a)

to reprice 8.061 million currently outstanding stock options to decrease the exercise price of such stock options to $1.29, including stock options granted to certain insiders of the Company pursuant to the Repricing; and

(b)

to amend the Company's current stock option plan to increase the maximum number of Common Shares that may be issued pursuant to the stock option plan from 18,300,000 to 32,600,000 Common Shares less the 8,464,000 shares previously issued on exercise of options under the Plan, resulting in an increase in the number of Common Shares available for issuance pursuant to stock option grants made following the annual and extraordinary general meeting of the Company held on June 15, 2009 to 16,300,000 Common Shares.

Repricing

Pursuant to the Repricing, the exercise price of the outstanding stock options of the Company was reduced to $1.29, which was determined in accordance the requirements of the TSX-V. The Board of Directors determined that the Repricing was desirable to the Company in order to reflect current market value of the Company's Common Shares and to incentivize the management and employees of the Company and to better align their interests with the interests of the Company.

The terms of the outstanding stock options at July 1, 2009 are as follows:

	Exercise
Expiry date	price	Number
December 17, 2010	$.1.29	1,285,000
July 1, 2010	$1.29	119,000
October 15, 2012	$1.29	4,205,000
October 15, 2012	$1.29	126,000
June 25, 2013	$1.29	916,000
June 30, 2013	$1.29	1,410,000
		8,061,000

The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The Stock Option Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options typically expire five years after the date of grant of such options.

Eligible Optionee’s

Under TSX-V policies, to be eligible for the issuance of a stock option under the Stock Option Plan, an optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide the TSX-V with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the stock option remains in effect without the consent of the TSX-V.

Material Terms of the Plan

The following is a summary of the material terms of the Stock Option Plan:

(a)	all options granted under the Stock Option Plan are non-assignable and non-transferable;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)

options have a maximum term of ten years; although to date options have generally expired five years after the date of grant. Options terminate 30 days following the termination of the optionee's employment or other relationship with the Company, except in the case of retirement or death. In the case of retirement, options terminate 30 to 90 days, at management's discretion, following retirement. In the case of death, options terminate at the earlier of one year after the event or the expiry of the option. Vesting of options is at the discretion of the Compensation Committee at the time the options are granted; and

(d)

the minimum exercise price of an option granted under the Stock Option Plan must not be less than the closing price for shares of the Company as traded on the TSX-V on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX-V (depending on the price at the time of grant).

The following table sets out equity compensation plan information as at July 1, 2009:

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders – (the Share Plan)	8,061,000	1.29	1,915,400
Equity compensation plans not approved by security holders			_
Total	8,061,000	1.29	1,915,400

PENSION PLAN BENEFITS

The Company has no pension plans for its directors, officers or employees.

EMPLOYMENT CONTRACTS, TERMINATION AND CHANGE IN CONTROL BENEFITS

There is no written employment contract between the Company and any Named Executive Officer.

It is not expected that there will be any written contracts between the Company and any directors which are appointed to the Board.

There are no compensatory plans or arrangements with the Named Executive Officers that entitle a Named Executive Officer to receive more than $100,000 from the Company as a result of the resignation, retirement or any other termination of employment of the Named Executive Officers' employment, a change in control of the Company or its subsidiaries or a change of the Named Executive Officers' responsibilities following a change in control.

DIRECTOR COMPENSATION

Each director of the Company, who is not an executive officer, but a independent director (namely, Sipho Nkosi, Wayne Kirk, Fikile Tebogo De Buck, Rizelle Sampson and Anu Dhir) are paid an annual director's fee of $35,000, plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairpersons. Executive officers do not receive additional compensation for serving as directors. Directors who are affiliated with HDSI (namely Ronald Thiessen) are paid a fee through Hunter Dickinson Services Inc for their services based on time spent on the Company's matters during the year. There is no written or oral contract between the Company or any of its subsidiaries and any executive or non-executive director relating to remuneration or fees payable or restraint payments.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company's most recently completed financial year of December 31, 2008 is:

Name of Director (9)	Fees earned ($)(2)	Option- based awards ($)(5)(6)	Non-equity incentive plan compensation	Total ($)
Scott D. Cousens(1)	106,597	215,129	Nil	321,727
Robert A. Dickinson(1)	103,461	215,129	Nil	318,590
David Elliott(7)(1)	40,000	-	Nil	40,000
Anu Dhir(3)	25,083	204,939	Nil	230,022
Fikile De Buck(4)	12,667	-	Nil	12,667
Wayne Kirk(8)	38,000	-	Nil	38,000
Popo Molefe(1)	35,000	-	Nil	35,000
Sipho Nkosi	35,000	-	Nil	35,000
Rizelle Sampson	35,000	-	Nil	35,000
Ronald W. Thiessen(1)	152,218	215,129	Nil	367,347

Notes:

(1)	Director of HDSI.

(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.

(3)	Anu Dhir joined the Company as a director in July 2008.

(4)	Fikile De Buck joined the Company as a director in September 2008

(5)

The options granted in the 2008 financial year were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives – Stock Option Plan). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate. The Black-Scholes grant date fair value for awards granted on June 25, 2008 and June 30, 2008 was 62% of the option exercise price.

(6)

On June 25, 2008, Ms. Dhir was granted options to purchase 120,000 common shares at an exercise price of $2.76 per share expiring on June 25, 2013. On June 30, 2008, Messrs. Thiessen, Dickinson and Cousens were each granted options to purchase 120,000 common shares at an exercise price of $2.90 per share expiring on June 30, 2013.

(7)	Audit Committee Chairman

(8)	Nominating and Governance Committee Chairman

(9)	Directors who are also NEO's and receive compensation for services as directors are included in the NEO summary compensation table.

The following table sets out all option-based awards outstanding as at December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Ronald Thiessen	120,000	1.29	Jun.30.13	Nil

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Wayne Kirk	360,000	1.29	Oct.15.12	Nil
David Elliott	120,000 240,000	1.29 1.29	Dec.17.10 Oct.15.12	Nil Nil
Sipho Nkosi	100,000 240,000	1.29 1.29	Dec.17.10 Oct.15.12	Nil Nil
Rizelle Sampson	100,000 240,000	1.29 1.29	Dec.17.10 Oct.15.12	Nil Nil
Anu Dhir	120,000	1.29	Jun.25.13	Nil
Fikile De Buck	-	-	-	Nil
Scott Cousens	120,000	1.29	Jun.30.13	Nil
Robert A. Dickinson	120,000	1.29	Jun.30.13	Nil
Popo Molefe	200,000 440,000	1.29 1.29	Dec.17.10 Oct.15.12	Nil Nil

Note:

(1)

The value at December 31, 2008 is calculated by determining the difference between the closing price of the Company's common shares on December 31, 2008 ($0.38) underlying the option on the TSX -V the exercise price of the options.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option based awards - Value vested during the year (1)	Non-equity based incentive compensation – Value earned during year
Ronald Thiessen	Nil	Nil
Wayne Kirk	Nil	Nil
David Elliott	Nil	Nil
Sipho Nkosi	Nil	Nil
Rizelle Sampson	Nil	Nil
Anu Dhir	Nil	Nil
Fikile De Buck	Nil	Nil
Scott Cousens	Nil	Nil
Robert A. Dickinson	Nil	Nil
Popo Molefe	Nil	Nil

Note:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

Compensation Transactions

Anooraq has implemented the following Compensation Transactions, which were approved by Shareholders on June 15, 2009:

(a)

pay Completion Bonuses payable by Anooraq to Tumelo Motsisi, Harold Motaung, Joel Kesler and Iemrahn Hassen in connection with the completion of the Acquisition in Common Shares instead of cash. Each of the aforementioned individuals played pivotal roles in respect of the Acquisition; and

(b)

in addition to the replacement stock options issued on June 30, 2008, compensate Ronald Thiessen, Scott Cousens, Robert Dickinson, Joel Kesler and Tumelo Motsisi for the exercise of a portion of their vested and outstanding stock options in order to provide the Company with working capital, notwithstanding that the exercise of such stock options was prior to their expiry date of December 2010, and for their undertaking not to dispose of the Common Shares acquired through the exercise the stock options until the market for Common Shares stabilised, which is expected to be on the Closing Date. Such compensation was settled by the issuance of Common Shares.

The Completion Bonuses are as follows:

Name and Position	Amount of Completion Bonus Payable $	Number of Common Shares Issued (Issue price $1.11)
Tumelo Motsisi, Executive Deputy Chairman	175,350	157,973
Harold Motaung, Chief Operating Officer and Director	144,375	130,068
Joel Kesler, VP, Business Development	127,575	114,932
Iemrahn Hassen, Chief Financial Officer	59,125	53,266
Total	506,425

The Company settled the Completion Bonuses through the issuance of Common Shares to each of the above persons at an issuance price equal to $1.11, being the closing price of the Common Shares on the TSX-V on the business day immediately prior to the announcement of the Acquisition and related transactions on May 14, 2009.

During June 2008, the Company agreed with certain directors and officers that such directors and officers would exercise a portion of their vested and outstanding stock options in order to provide the Company with working capital and not dispose of the Common Shares acquired through the exercise of the stock options until the market for Common Shares stabilised, which was expected to be on the Closing Date. The Company agreed with such directors and officers that they would be compensated for the cost of the early exercise of the stock options and restriction on trading by the payment of an amount equal to the aggregate of interest at 13% per annum, from June 25, 2008 (being the date of exercise of the stock options) to the Closing Date on (i) the exercise price of the stock options, and (ii) the tax payable by such directors and officers in respect of the exercise of the stock options ("Option Compensation").

The details of the stock options exercised and the compensation in respect thereof is as follows:

Name	Number of Stock Options Exercised	Exercise Price	Amount of Option Compensation	Number of Common Shares Issued (Issue price $1.11)
Tumelo Motsisi, Executive Deputy Chairman	525,000	$1.40	147,658	133,025
Joel Kesler, VP, Business Development	525,000	$1.40	140,336	126,429
Ronald Thiessen Director	120,000	$1.40	33,746	30,402
Scott Cousens Director	120,000	$1.40	33,746	30,402
Robert Dickinson Director	120,000	$1.40	33,746	30,402

The Company settled the Option Compensation through the issuance of Common Shares to each of the above persons at an issuance price equal to $1.11, being the closing price of the Common Shares on the TSX-V on the business day immediately prior to the announcement of the Acquisition and related transactions on May 14, 2009.

C.	Board Practices

1.	Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment. Examples of such material relationships include employment relationships, officer positions, and recent employment by the auditors and like matters. The number of independent and non-independent directors is equal. The Company's Corporate Governance Policies and Procedures Manual, which governs the conduct of the Board of Directors, are available on the Company's website at http://www.anooraqresources.co.za.

The Board facilitates its independent supervision over management in several ways including by holding regular board meetings and committee meetings, and by retaining independent consultants where it deems necessary.

The independent members of the Board of Directors of the Company for 2008 were Fikile De Buck, Anu Dhir, David Elliott, Wayne Kirk, Popo Molefe (Co-Chairman of the Board), Sipho Nkosi and Rizelle Sampson. Messrs. Elliott and Molefe were not proposed nominees for re-election at the annual and extraordinary general meeting of the Company held on June 15, 2009.

The non-independent directors for 2008 were Scott Cousens (provides capital finance and investor relations services), Robert Dickinson (Co-Chairman of the Board), Philip Kotze (President and Chief Executive Officer), Harold Motaung (Chief Operating Officer), Tumelo Motsisi (Former Acting President and Chief Executive Officer), Iemrahn Hassen (Chief Financial Officer) and Ron Thiessen (former Chief

Executive Officer). Messrs. Dickinson and Cousens were not proposed nominees for re-election at the annual and extraordinary general meeting of the Company held on June 15, 2009. The Board intends to appoint a new Chairman following such meeting.

The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2008.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
Scott Cousens	4 of 4	Not applicable	Not applicable	Not applicable
Robert Dickinson	2 of 4	Not applicable	Not applicable	Not applicable
Anu Dhir(3)(4)(5)	2 of 4	2 of 4	Not applicable	2 of 2
Fikile De Buck(6)	1 of 4	1 of 4	Not applicable	Not applicable
David Elliott (1)(4)	4 of 4	4 of 4	1of 2	Not applicable
Iemrahn Hassen	4 of 4	Not applicable	Not applicable	Not applicable
Philip Kotze	2 of 4	Not applicable	Not applicable	Not applicable
Wayne Kirk (2)(7)	4 of 4	4 of 4	2 of 2	Not applicable
Popo Molefe(5)(7)	3 of 4	1 of 4	0 of 2	Not applicable
Harold Motaung	3 of 4	Not applicable	Not applicable	Not applicable
Tumelo Motsisi(3)(4)	4 of 4	Not applicable	Not applicable	2 of 2
Sipho Nkosi(3)(4)(7)	3 of 4	Not applicable	1 of 2	2 of 2
Rizelle Sampson	3 of 4	Not applicable	Not applicable	Not applicable
Ronald W. Thiessen	4 of 4	Not applicable	Not applicable	2 of 2

Notes:
(1)	Audit Committee Chairman.
(2)	Nominating and Governance Committee Chairman.
(3)	Member of the Compensation Committee
(4)	Effective August 12, 2008 the Compensation Committee was reconstituted Anu Dhir (Chairperson), Sipho Nkosi and Tumelo Motsisi. During the period Ron Thiessen resigned from the Committee.
(5)	Effective August 12, 2008, Anu Dhir was appointed to the Audit Committee to replace Popo Molefe.
(6)	Effective September 12, 2008, Fikile De Buck was appointed to the Audit Committee
(7)	Effective August 12, 2008 the Nominating and Governance Committee was reconstituted to consist of Wayne Kirk, Sipho Nkosi and Popo Molefe. During the period David Elliott resigned from the Committee.

(vi)	Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company's mineral projects and the expectations of directors. Board meetings generally include presentations by the Company's senior management and project staff in order to give the directors full insight into the Company's operations.

(vii)	Ethical Business Conduct

The Board has adopted a formal ethics policy, included as Exhibit 3 to the Company's Corporate Governance Policies and Procedures Manual, which is available for download from the Company's website (www.anooraqresources.com). The Board also believes that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

(viii)	Nomination of Directors

The Board considers its size each year when it considers the directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. The Board has a Nominating and Governance Committee, though the full Board retains responsibility for the recommendation of directors to the Shareholders for election.

(ix)	Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

(x)	Other Board Committees

The Board has no committees other than the Audit Committee, Nominating and Governance Committee and Compensation Committee.

(xi)	Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees. The Board and its committees have initiated a self-assessment process.

The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

D.	Employees

At July 1, 2009, Anooraq had no direct employees in Canada. There were 10 employees in South Africa who provide administrative and compliance functions to the Company. The Company has, in the past, received many of its services from HDSI. HDSI provided administrative, compliance and management services to Anooraq, pursuant to an administrative services agreement dated for reference December 31, 1996. Substantially all of the administrative, compliance and management services have now been transitioned to South Africa.

The Company outsources many of its functions to professional consultancy and advisory firms.

The Lebowa Mine has approximately 4000 employees, including approximately 15 of whom may be considered management.

E.	Share Ownership

Item 6.A. above sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each holds as of July 1, 2009, each nominee's principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction.

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

As at July 1, 2009, to the knowledge of the directors and executive officers of Anooraq, the only persons who beneficially own, directly or indirectly, or control or direct, five percent (5%) or more of the issued and outstanding Anooraq Shares are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee (1) Pelawan Investments (Proprietary) Limited, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa	117,588,040	63.0%
Mr Tumelo M. Motsisi (2) 4th Floor, 82 Grayston Drive Sandton, South Africa	14,111,000 (Part of the 117,588,040 shown above, see note 2 below)	7.6%
The Canadian Depository for Securities Limited ("CDS") (3) 25 The Esplanade PO Box 1038 Stn A Toronto, ON M5W 1G5	53,461,996	28.9%

(1)

These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in Item 4.A.2. "Summary Corporate History and Intercorporate Relationships" above.

(2)

Indirect holdings being 120 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of Common Shares of Anooraq (117,588,040) held by the Pelawan Trust.

(3)

CDS is a clearing house for brokerage firms whose clients beneficially own the shares. Management of the Company is unaware of the beneficial ownership of the shares registered in the name of CDS although these figures may include shares of management held in brokerage houses.

As noted in the table above, the Company is indirectly controlled by Pelawan as a result of the Pelawan transaction (see Item 4.A.2. – "Summary Corporate History and Intercorporate Relationships", above).

The information in the table above was supplied by Computershare Trust Company of Canada, the Company's registrar and transfer agent, and by the individuals themselves.

As of July 1, 2009, prior to implementation of the Lebowa Transaction, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows

	Number of registered	Number of	Percentage of
Location	shareholders of record	shares	total shares
Canada	37	54,485,252	29.2%
United States	35	3,987,005	2.2%
Other	4	128,167,750	68.6%
	76	186,640,007

Pursuant to the Lebowa Transaction the Company issued 4,497,062 common shares to the Bokoni Platinum Mine ESOP Trust and 9,799,505 to the Anooraq Community Participation Trust and as a result of the Compensation arrangements the Company Issued 806,898 Common Shares to directors and Officers. As of July 1, 2009 the Company has 201,743,472 Common shares outstanding.

Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing house is located.

B.	Related Party Transactions

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2008, or has any interest in any material transaction in the current year other than as set out herein.

Amendments to current Anooraq-Pelawan control structure

The Amendments to the Pelawan Agreements described under Item 4.B.1. above under the heading "The Amendments", constitute a "related party transaction" (as such term is defined in Canadian Multilateral Instrument 61-101 ("MI 61-101)")) because Pelawan and the Pelawan Trust are "related parties" (as such term is defined in MI 61-101) of Anooraq. On June 15, 2009, the approval of a majority of the votes cast by disinterested shareholders was obtained in relation to the Amendments.

Share Settled Financing of the Lebowa Transaction

The Share Settled Financing described under Item 4.B.1. above under the heading "Financing the Lebowa Transaction", constitutes a "related party transaction" (as such term is defined in MI 61-101) because the SPV, a wholly owned subsidiary of Pelawan, will be a "related party" (as such term is defined in MI 61-101) of Anooraq. On June 15, 2009, the approval of a majority of the votes cast by disinterested shareholders was obtained in relation to the Share Settled Financing.

Compensation Transactions

The Compensation Transactions described under item 6.B. above under the heading "Compensation Transactions", constitute "related party transactions" (as such term is defined in MI 61-101) because, in respect of the Completion Bonuses, Tumelo Motsisi, Harold Motaung, Joel Kesler and Iemrahn Hassen as directors or officers of the Company are "related parties" (as such term is defined in MI 61-101) of Anooraq and in respect of the Option Compensation, Tumelo Motsisi, Joel Kesler, Ronald Thiessen, Scott Cousens and Robert Dickinson are "related parties" (as such term is defined in MI 61-101) of Anooraq. On June 15, 2009, the approval of a 75% majority of the votes cast by disinterested shareholders in relation to the Compensation Transactions was obtained.

Other related party transactions

		Year ended	Year ended	Year ended
	Note	December 31	December 31	December 31
Services rendered by	ref	2008	2007	2006
Hunter Dickinson Services Inc.	(a)	$1,302,304	$798,330	$1,023,633
CEC Engineering Ltd.	(b)	4,927	26,589	127,781

Related party balances payable		December 31	December 31
(included in accounts payable)		2008	2007
Hunter Dickinson Services Inc.	(a)	$794,072	$44,042
CEC Engineering Ltd.	(b)	–	1,567
		$794,072	$45,609

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several publicly traded exploration and mining companies (one of which is Anooraq) and is managed by persons who include a director of the Company. HDSI is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDSI allocates the cost of staff input into projects, such as the Company's projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDSI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm's-length suppliers.

The shares of HDSI are owned by each of the participating public corporations (including the Company) for as long as HDSI's services are being retained by such participating company. However, a participant surrenders its single share of HDSI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days' notice. HDSI is managed by certain current and former directors of the Company

(b)

During the year ended December 31, 2008, the Company paid $4,927 (2007 – $26,589, 2006 – $127,781) to CEC Engineering Ltd ("CEC"), a private company owned by a former director, for engineering and project management services at market rates.

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

Management Contracts

The Company has ten employees, the majority of whom work in Johannesburg. The Company has, in the past, received many of its administrative services from HDSI.

HDSI provides administrative, compliance and management services to Anooraq, pursuant to an administrative services agreement dated for reference December 31, 1996. HDSI is a private company owned equally by eight publicly traded exploration and mining companies (one of which is the Company) and is managed by persons who include a director of the Company. Substantially all of the administrative, compliance and management services have now been transitioned to Anooraq.

HDSI is a private company owned equally by several publicly traded exploration and mining companies (one of which is Anooraq) and is managed by persons who include a director of the Company. HDSI is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDSI is owned by eight public resource companies, including Anooraq. The other nine public companies that own HDSI include: Amarc Resources Ltd., Continental Minerals Corporation, Farallon Resources Ltd., Taseko Mines Limited, Quartz Mountain Resources Ltd., Casamiro Resource Corporation, Northern Dynasty Minerals Ltd., and Rockwell Ventures Inc. Anooraq and the other public companies listed above each own one share of HDSI.

As an umbrella organization, HDSI provides both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties. As of July 1, 2009, HDSI employed or retained on a substantially full-time basis, 20 geoscientists, of which 11 are professional geologists/P.Geo.); an engineering staff of 10, of which 7 are professional mining, mechanical or geological engineers (P.Eng.), 20 accountants and approximately 50 management, administrative or support personnel.

HDSI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Alaska, Brazil, Nevada, Mexico and South Africa. HDSI allocates the cost of staff input into projects, such as the Company's projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDSI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm's-length suppliers.

The shares of HDSI are owned by each of the participating public corporations (including the Company) for as long as HDSI's services are being retained by such participating company. However, a participant surrenders its single share of HDSI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days' notice. HDSI is managed by certain current and former directors of the Company, who are generally the controlling directors of the other corporate participants in the arrangements with HDSI.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 17 – "Financial Statements".

Legal Proceedings

As of December 31, 2008, there is no material legal or arbitration proceedings against Anooraq or any of its subsidiaries, nor, to the knowledge of Anooraq, are such proceedings pending or threatened that may have or have had in the previous 12 months a material effect on Anooraq's financial position, other than as disclosed herein.

Ivanhoe Nickel and Platinum Ltd. ("Ivanplats") has the right to earn an interest in the Company's property known as Rietfontein 2KS, by carrying out exploration in conjunction with work on its adjacent Turfspruit property. There is disagreement between the Company and Ivanplats over whether Ivanplats has fulfilled its obligations and conducted sufficient work to earn such interest. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

Dividend Policy

The Company has not paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Anooraq are being retained for exploration of its projects.

B.	Significant Changes

Effective July 1, 2009, the Company completed the acquisition of an effective 51% interest in the Lebowa operating mine, which will result in immediate cash flows from operations. The Company incurred substantial debt in order to effect the acquisition. There can be no assurance as to the ability of the Company to achieve profitability or positive cash flows subsequent to the close of the transaction except for the Lebowa Transaction discussed above.

Transition to and Initial Adoption of International Financial Reporting Standards (“("IFRS”)")

Effective January 1, 2009 the Company early adopted IFRS following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“("NI 52-107”)") on March 2, 2009.

The consolidated interim financial statements for the three months ended March 31, 2009 have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with IFRS and as issued by the International Accounting Standards Board (“("IASB”)") and interpretations of IFRIC

These are the Company's first IFRS consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2009. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“("GAAP”).").

The preparation of these consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP.

The accounting policies as set out in Note 2 of the consolidated interim financial statements have been applied consistently to all periods presented in these financial statements.

Impact of IFRS on Our Organization

The conversion to IFRS impacts the way the Company presents its financial results. The Company has fully prepared and trained its employees and directors to ensure an appropriate understanding of IFRS during the transition process. The impact of the conversion to IFRS on the Company’s accounting systems has been minimal as the Company was still in the exploration phase. The Company’s internal and disclosure control processes, as currently designed, have not required significant modifications as a result of its conversion to IFRS. The Company has assessed the impacts of adopting IFRS on our contractual arrangements, and has not identified any material compliance issues. The Company has considered the impacts that the transition will have on our internal planning process and compensation arrangements and has not identified any significant impacts.

First Time Adoption of IFRS

The guidance for the first time adoption of IFRS is set out in IFRS 1, First Time Adoption of International Financial Reporting Standards. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from January 1, 2008, the “"Transition Date”;”

  to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

  to transfer all foreign currency translation differences, recognised as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arise on adoption of IFRS.

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out below.

Basis of Preparation

The consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available for sale, which are stated at their fair value.

The preparation of interim financial statements in conformity with IAS 34, Interim Financial Reporting, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These consolidated interim financial statements do not include all of the information required for full annual financial statements.

These consolidated interim financial statements have been prepared on the basis of IFRS standards that are effective or available for early adoption by the Company for the year ending December 31, 2009, the Company’s first annual reporting date. The Company has made certain assumptions about the accounting policies expected to be adopted when the first IFRS annual financial statements are prepared for the year ending December 31, 2009.

The preparation of these consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented in these interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2008 for the purposes of the transition to IFRS, as required by IFRS 1.

Basis of Consolidation

Under GAAP, the Company accounted for its 50% interest in GPM as a variable interest entity. However, the Company is not considered the primary beneficiary and therefore accounted for its interest using the equity method.

IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities (“("SPE”)") only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Company has determined that GPM is not a SPE and that the Company has joint control of GPM. Accordingly, under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in GPM.

The Company has elected to continue using the equity method of accounting for Anooraq’s interest in GPM. Except for the impact of foreign exchange as discussed below, there was no impact on the opening balance sheet at the Transition Date or on the consolidated balance sheet at December 31, 2008.

Functional Currency

Under GAAP all of the Company’s subsidiaries were integrated. Therefore all monetary items were translated at period end rates and non-monetary items were translated at historical rates with all foreign currency gains and losses recognised in profit and loss. IFRS requires that the functional currency of each entity of the Company be determined separately.

It was determined that as at the Transition Date, the Canadian dollar was the functional currency of all entities in the Company except Plateau and GPM which have ZAR as their functional currency. In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the foreign currency translation differences, recognised as a separate component of equity to deficit on the Transition Date.

Share-based Payments

Under GAAP, the Company measured share-based compensation related to share options at the fair value of the options granted using the Black-Scholes option pricing formula and recognised this expense over the vesting period of the options. For the purpose of accounting for share-based payment transactions, an individual was classified as an employee when the individual consistently represented to be an employee under law. The fair values of the options granted to employees are measured on the date of grant. The fair value of options granted to contractors and consultants are measured on the date the services are completed. Forfeitures are recognised as they occur.

IFRS 2, similar to the GAAP, requires the Company to measure share-based compensation related to share options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees,

IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS. However, the Company has determined that no adjustment was required at the Transition Date or at March 31, 2009 or for the year ended December 31, 2008.

Deferred Tax on Mineral Properties

Under GAAP, in determination of the net loss from its interest in GPM, the Company recognised future income taxes on temporary differences arising on the initial recognition of the GPM mineral property interest (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss). IAS 12, Income Taxes (“("IAS 12”),"), does not permit the recognition of deferred taxes on such transactions.

As of the Transition Date and December 31, 2008, the Company has derecognised the impacts of all deferred taxes which had previously been recognised on the initial acquisition of the mineral properties through transactions deemed not to be business combinations and affecting neither accounting profit (loss) or taxable profit (loss).

New Standards Not Yet Adopted

Standards and interpretations issued but not yet effective applicable to the Company:

  Amendments to IFRS 3, Business Combinations

  Amendments to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations

  Amendments to IAS 16, Property, Plant and Equipment

  Amendments to IAS 27, Consolidated and Separate Financial Statements

  Amendments to IAS 27, Investments in Associates

  Amendments to IAS 31, Interests in Joint Ventures

The Company is evaluating the impact that these standards will have on the consolidated financial statements.

The impacts on the consolidated balance sheet as at December 31, 2008 and the consolidated statement of operations for the year ended December 31, 2008 have been prepared using IFRS and are set out below. No material impacts are expected in relation to the statements of cash flows. While these reconciliations do not represent an official adoption of IFRS, they provide an indication of the major differences identified to date based on management's best knowledge of expected standards and interpretations, and current facts, relative to our historical financial statements.

	December 31	January 1
	2008	2008

Total Assets per Canadian GAAP	$15,173,467	$16,953,363
Decrease in Mineral property interests due to deferred
tax adjustments	(800,312)	(742,312)
Functional currency adjustment to Mineral property
interest	(1,474,362)	(1,177,617)
Total assets per IFRS	12,898,793	15,033,434

Total Liabilities per Canadian GAAP	16,502,255	12,219,544
Adjustments	-	-
Total liabilities per IFRS	$16,502,255	$12,219,544

Total Shareholders' Equity per Canadian GAAP	$(1,328,788)	$4,733,819
Deferred tax adjustments to deficit	(800,312)	(742,312)
Functional currency adjustments to deficit	(1,604,046)	(1,177,617)
Cumulative translation reserve	129,684	-

Total Shareholders' Equity per IFRS	$(3,603,462)	$2,813,890

Total Liabilities and Shareholders' Equity per IFRS	$12,898,793	$15,033,434

Net Loss per Canadian GAAP	$13,485,667
Deferred tax adjustments (Foreign exchange gain)	57,000

Deferred tax adjustment (Future income tax recovery)	1,000
Functional currency adjustment ( Foreign exchange
gain)	426,429
Net Loss per IFRS	13,970,096

Other Comprehensive Income
Change in accumulated translation reserve	(129,684)
Comprehensive loss per IFRS	13,840,412

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

High and Low Market Prices

	TSXV Exchange
	ARQ		NYSE Amex: ANO		JSE: ARQ
	High	Low	High	Low	High	Low
	CAD	CAD	USD	USD	ZAR	ZAR

Annual
2008	4.69	0.40	4.82	0.32	3400	295
2007	5.38	2.04	5.63	2.04	3590	1570
2006	1.46	0.58	1.29	0.55
2005	1.57	0.74	1.35	0.64
2004	4.18	1.55	3.18	1.11
2003	2.20	0.40	1.65	0.28

By Quarter
Calendar 2005
First Quarter	1.57	1.21	1.35	1.00	1.35	1.00
Second Quarter	1.33	0.84	1.09	0.75	1.09	0.75
Third Quarter	1.20	0.85	0.99	0.71	0.99	0.71
Fourth Quarter	0.97	0.74	0.83	0.64	0.83	0.64

Calendar 2006
First Quarter	1.46	0.83	1.27	0.72	1.27	0.72
Second Quarter	1.46	0.81	1.29	0.73	1.29	0.73
Third Quarter	0.94	0.62	0.85	0.56	0.85	0.56
Fourth Quarter	1.46	0.58	1.25	0.55	1.25	0.55

Calendar 2007
First Quarter	3.12	2.04	2.84	2.13	2350	2185
Second Quarter	3.39	3.04	3.08	2.04	2250	1570
Third Quarter	3.51	2.23	3.35	2.11	2590	1700
Fourth Quarter	5.38	3.81	5.63	2.84	3590	2000

Calendar 2008
First Quarter	4.69	2.80	4.82	2.77	3400	2600
Second Quarter	3.96	2.63	3.94	2.56	3130	2100
Third Quarter	2.95	0.86	2.91	1.01	2300	900
Fourth Quarter	1.11	0.22	1.10	0.14	918	295

Monthly
June 2009	1.35	0.85	1.27	0.75	1000	700
May 2009	1.48	0.98	1.35	0.85	950	750
April 2009	1.25	0.81	1.05	0.60	925	500
March 2009	0.85	0.33	0.73	0.26	560	270
February 2009	0.48	0.36	0.39	0.27	350	285
January 2009	0.58	0.37	0.44	0.33	500	310
December 2008	0.48	0.22	0.38	0.14	450	295

B.	Plan of Distribution

Not applicable.

C.	Markets

Anooraq's Common Shares are listed and posted for trading in Canada on the TSXV under the symbol-ARQ. Anooraq's Common Shares have traded on the TSXV (and its predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since September 24, 1987. Until March 12, 2004, Anooraq's Common Shares traded in the United States on the Over-The-Counter Bulletin Board ("OTCBB") under the symbol ARQ.RF. Commencing March 15, 2004, Anooraq's Common Shares have traded in the United States on NYSE Amex under the symbol ANO. Anooraq's Common Shares also commenced trading on the Johannesburg Stock Exchange in South Africa under the symbol ARQ in December 2006.

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

The Company was transitioned under the Business Corporations Act (British Columbia) (the "BCA") on June 11, 2004, on which date the Company altered its Notice of Articles (which replaced the Memorandum) to change its authorized share structure from 200,000,000 Common Shares without par value to an unlimited number of Common Shares without par value.

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

Rights of Common Shareholders

Dividends may be declared by the Board out of available assets and are paid ratably to holders of Common Shares. No dividend may be paid if Anooraq is, or would thereby become, insolvent.

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

All Common Shares of Anooraq participate ratably in any available assets in the event of a winding up or other liquidation.

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

Change in Control

Anooraq has not implemented any shareholders' rights or other "poison pill" protection against possible take-over. Anooraq does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

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

Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Anooraq in the two fiscal years immediately preceding this Annual Report are the following:

(a)	Amending Agreement between Pelawan, Anooraq and the Pelawan Trust, dated as of December 20, 2007, as described under Item 4 paragraph A.2;
(b)	Sale of Concentrate Agreement between RPM and Lebowa, dated December 21, 2007;
(c)	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009 (the "Phase 3 Implementation Agreement");
(d)	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009
(e)	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine (Proprietary) Limited, dated March 28, 2008, as amended on May 13, 2009;
(f)	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine (Proprietary) Limited (formerly Richtrau No. 207 (Proprietary) Limited), dated March 28, 2008, as amended on May 13, 2009;
(g)	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 (Pty) Ltd dated March 28, 2008;
(h)	Umbrella Services Agreement amongst Anglo Platinum, Anooraq and Holdco, dated March 28, 2008;
(i)	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008;
(j)	Anooraq Shareholders Agreement among Anooraq Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12,2009,
(k)	Exchange Agreement among Anooraq, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009;
(l)

Global Intercreditor Agreement between Anooraq, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, Rustenburg Platinum Mines Limited, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated June 12, 2009;

(m)	Senior Term Loan Facilities Agreement dated June 12, 2009 between Plateau, Standard Chartered Bank and Micawber 634 (Pty) Limited;
(n)	Standby Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009;
(o)	RPM Funding Loan Agreement between Rustenburg Platinum Mines Limited and Holdco dated June 12, 2009;
(p)	RPM Plateau A Preference Share Subscription Agreement between Plateau, N2C Resources Inc. and Rustenburg Platinum Mines dated June 12, 2009;
(q)	Plateau Funding Loan Agreement between Plateau and Holdco dated June 12, 2009;

(r)	Operating Cash Flow Shortfall Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009;
(s)	Opco Funding Loan Agreement between Holdco and Richtrau No. 177 (Pty) Limited dated June 12, 2009;
(t)

Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Anooraq, Plateau and Rustenburg Platinum Mines Limited dated June 26, 2009; and

(u)	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Anooraq dated June 12, 2009.

D.	Exchange Controls

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Anooraq was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgate one third under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Anooraq. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Anooraq was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2008 is CAD 295 million. A non-Canadian would acquire control of Anooraq for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one third or more of the Common Shares would be presumed to be an acquisition of control of Anooraq unless it could be established that, on the acquisition, Anooraq was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share provided that the share is not "taxable Canadian property" to the holder thereof. If the Common Shares are listed on a prescribed stock exchange, which currently includes the American Stock Exchange, a Common Share generally will not be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had an interest or option in respect of 25% or more of Anooraq's issued shares of any class or series.

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

Distribution on Common Shares of Anooraq

To the extent that a distribution paid to a U.S. holder on its common stock is not an excess distribution and is not a non-taxable distribution paid from earnings and profits previously included in income by a U.S. holder that has made a QEF election, the gross amount of such distribution (including any amount deducted in respect of withholding taxes) will generally be subject to U.S. federal income tax as foreign source ordinary dividend income to the extent such a distribution is paid out of the Company's current or accumulated earnings and profits. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Anooraq, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Anooraq appears to have been a PFIC for the fiscal years ended December 31, 2005 through December 31, 2008, and at least certain prior fiscal years. Each U.S. Holder of Anooraq is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Anooraq is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Anooraq qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Anooraq is a controlled foreign corporation, the U.S. Holder's pro rata share of Anooraq's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Anooraq's first tax year in which Anooraq qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as and "Electing U.S. Holder." A U.S. Holder who holds Common Shares at any time during a year of Anooraq in which Anooraq is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company Common Shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Anooraq's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

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

If Anooraq is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, then Anooraq will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer definitional a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Anooraq is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Anooraq ("United States Shareholder"), Anooraq could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of Common Shares of Anooraq which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Anooraq attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Anooraq does not believe that it currently qualifies as a CFC. However, there can be no assurance that Anooraq will not be considered a CFC for the current or any future taxable year.

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

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and accounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. The carrying value of the Company's cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company's cash and cash equivalents are invested in business accounts which are available on demand for the Company's programs. The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South African incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed under

Foreign Exchange Risk below.

The following are the contractual maturities of financial liabilities as at December 31, 2008:

	Carrying	Contractual	2009	2010	2011	2012
	Amount	cash flow
Accounts payable &	$1,004,767	1,004,767	1,004,767	-	-	-
accrued liabilities
Amounts due to	794,072	794,072	794,072	-	-	-
related parties
Amounts due for	-	1,471,967	337,117	365,468	396,371	373,011
operating leases
Term loan & interest	14,703,416	18,911,865	4,155,331	14,756,534	-	-
payable

Contractual payments in terms of routine rental payments are based on rental costs at the agreed annual escalation of 9% per annum.

Contractual interest payments on the term loan are based on the interest rate in effect at December 31, 2008 assuming that the rate remains in effect for the term of the loan.

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in ZAR. In addition, the Company has cash and cash equivalents, accounts receivable and certain liabilities denominated in ZAR. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

The exposure of the Company's cash and cash equivalents and accounts receivable to foreign exchange risk is as follows:

Currency	2008	2007
South African Rand	$3,529,715	$6,648,832
Other	26,741	37,435
Total Financial Assets	$3,556,456	$6,686,267

The exposure of the Company's accounts payable and accrued liabilities amounts due to related parties, and term loan to foreign exchange risk is as follows:

Currency
	2008	2007

South African Rand	$15,193,991	$11,816,622

A 10 percent change of the Canadian dollar against the ZAR at December 31, 2008 would have changed net loss by approximately $1.2 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company has a financing agreement with Anglo American Platinum Corporation ("Anglo Platinum") whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited ("RPM"), loaned an amount of ZAR 100 million to Plateau Resources (Proprietary) Limited ("Plateau"), a subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa, and is subject to interest rate change risk.

A 100 basis point change in the prime rate for the year ended December 31, 2008, would have changed net loss by approximately $0.1 million. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

Commodity Price Risk

While the value of the Company's resource properties depends on the price of platinum group metals ("PGM") and their outlook, the Company currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15	CONTROLS AND PROCEDURES

Management’s Report on Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Disclosure Controls and Procedures

As of the end of the period covered by this report, management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act.

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

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As of December 31, 2008, our management concluded that these control procedures were effectively designed, implemented and operating effectively.

Attestation Report of the Independent Registered Public Accounting Firm

The Company’s independent registered public accounting firm audited the consolidated financial statements included in this report and has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of December 31,2008 which is included in Item 17.

ITEM 16	RESERVED

ITEM 16.A	AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The Audit Committee has adopted a charter, a copy which is attached as Schedule "A" to the Company's Annual Information Form for the fiscal year ended December 31, 2008 which is available for download at www.sedar.com or as Exhibit 5 to the Company's Corporate Governance Policies and Procedures Manual on the Company's website www.anooraqresources.com.

Composition of the Audit Committee

The members of the Audit Committee are Anu Dhir, Fikile De Buck and Wayne Kirk. All of the members of the Audit Committee are independent members of the Audit Committee and all members are considered to be financially literate. Ms. DeBuck is a Chartered Certified Accountant and hence is considered a "financial expert" in terms of the requirement for the composition of Audit Committees.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting. Mr. Kirk is an experienced securities lawyer and Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK). Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors, and Mr. Elliott is a Chartered Accountant.

Reliance on Certain Exemptions

The Company's auditors, KPMG LLP, Chartered Accountants, have not provided any material non-audit services, except as noted in the table below.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2008	Fees paid to auditor in year ended December 31, 2007
Audit Fees (1)	$311,500	$135,000
Audit-Related Fees (2)	42,500	$32,500
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$354,000	$167,500

Notes:
1.

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

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

4.	"All Other Fees" include all other non-audit services.

Item 16.B	Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's chief executive officer, the chief financial officer, other members of senior management and to employees and consultants generally which is included in the corporate governance policies and procedures manual adopted by the Board of the Company in November, 2007 (The "Code of Ethics"). As adopted, the Company's Code of Ethics sets forth standards that are designed, among other things, to prevent wrongdoing and to promote:

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

If any person becomes aware of a breach, or suspected breach, of the Code of Ethics, that person must report it immediately to his or her manager and the Company's corporate secretary for action. If this is inappropriate or uncomfortable for the individual, the breach, or suspected breach, should be reported to another member of the senior management team and the corporate secretary for action. The Code of Ethics forms part of the conditions of employment for every one of the Company's employees and officers, and also applies to its directors and contractors. Failure to comply with the Code of Ethics can result in disciplinary action including, where appropriate, dismissal.

The Code of Ethics is attached as an exhibit to this Form 20-F.

Item 16.C	Principal Accountant Fees and Services

See Item 16.A.

Item 16.D.	Exemptions from Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16.F.	Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.

Report of the Independent Registered Public Accounting Firm (KPMG LLP) on the consolidated balance sheets as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for the years ended December 31, 2008, 2007 and 2006.

2.	Consolidated balance sheets as at December 31, 2008, and 2007;

3.	Consolidated statements of operations and comprehensive loss for the years ended December 31, 2008, 2007 and 2006.

4.	Consolidated statements of shareholders' equity for the periods referred to in (3) above;

5.	Consolidated statements of cash flows for the periods referred to in (3) above;

6.	Notes to the consolidated financial statements;

7.	Report of the Independent Registered Public Accounting Firm (KPMG LLP) on internal controls over financial reporting.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Anooraq Resources Corporation

We have audited the accompanying consolidated balance sheets of Anooraq Resources Corporation (the Company) as at December 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 13 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 1, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

 July 1, 2009

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Anooraq Resouces Corporation

We have audited Anooraq Resources Corporation’s (the Company) internal controls over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Section entitled Internal Controls over Financial Reporting Procedures included in item 15 of the Company’s Annual Report on Form 20-F. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

…/ 2

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

Anooraq Resources Corporation

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by COSO.

We also have conducted our audits on the consolidated financial statements, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated July 1, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

July 1, 2009

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$3,850,674	$7,131,821
Accounts receivable	158,644	167,779
Prepaid expenses	112,910	101,409
	4,122,228	7,401,009

Deferred acquisition costs	1,587,959	368,146
Equipment (note 5)	469,635	105,494
Mineral property interests (note 6)	8,993,645	9,078,714

	$15,173,467	$16,953,363

Liabilities and Shareholders' Equity (Deficit)

Current Liabilities
Accounts payable and accrued liabilities	$1,004,767	$475,102
Due to related parties (note 9)	794,072	45,609
Accrued interest on term loan (note 7)	1,735,663	1,892,197
	3,534,502	2,412,908

Term loan (note 7)	12,967,753	9,806,636
	16,502,255	12,219,544

Shareholders' Equity (Deficit)
Share capital	54,948,341	51,855,350
Contributed surplus	17,584,974	13,254,905
Deficit	(73,862,103)	(60,376,436)
	(1,328,788)	4,733,819

Nature of operations (note 1)
Proposed transaction (note 12 )
Subsequent events (notes 1, 8(b) and 12)
	$15,173,467	$16,953,363

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Philip Kotze	/s/ Iemrahn Hassen

Philip Kotze	Iemrahn Hassen
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Year ended December 31
	2008	2007	2006
Expenses
Accounting, audit and legal	$576,330	$416,745	$690,132
Amortization	61,140	24,009	30,862
Accretion on term loan	88,771	112,459	13,879
Conference and travel	421,469	492,106	360,959
Consulting	309,377	177,809	154,578
Exploration (schedule)	341,943	852,891	720,463
Foreign exchange gain	(426,785)	(588,115)	(34,817)
Gain on disposal of equipment	(5,779)	–	(41,291)
Interest expense	1,985,653	2,042,711	399,062
Interest income	(179,119)	(799,985)	(263,820)
Office and administration	905,877	451,908	354,353
Salaries and benefits	3,626,962	2,016,689	1,511,874
Stock-based compensation - office and administration (note 8(b))	5,385,502	7,215,670	9,137
Stock-based compensation - exploration (note 8(b))	–	1,491,849	15,209
Shareholders communications	212,015	258,882	289,824
Trust and filing	183,311	269,503	415,440
Loss before the following	13,486,667	14,435,131	4,625,844
Future income tax recovery	(1,000)	(139,000)	(121,000)
Loss for the year	13,485,667	14,296,131	4,504,844
Other comprehensive loss	–	–	–
Total Comprehensive Loss	$13,485,667	$14,296,131	$4,504,844

Basic and diluted loss per share	$0.07	$0.08	$0.03

Weighted average number of common shares outstanding	185,775,361	168,377,927	148,220,407

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Shareholders' Equity(Deficit)
(Expressed in Canadian Dollars)

		Year ended		Year ended		Year ended
	December 31, 2008		December 31, 2007		December 31, 2006

	Number of		Number of		Number of
Share capital	shares		shares		shares
Balance at beginning of the year	185,208,607	$51,855,350	148,220,407	$50,207,363	148,220,407	$50,207,363
Share purchase options exercised at $1.40 per share	1,410,000	1,974,000	883,200	1,236,480	–	–
Share purchase options exercised at $0.95 per share	–	–	100,000	95,000	–	–
Share purchase options exercised at $2.97 per share	21,400	63,558	5,000	14,850	–	–
Fair value of stock options allocated to shares issued on exercise	–	1,055,433	–	301,657	–	–
Common shares issued (note 6 (b))	–	–	36,000,000	–	–	–
Balance at end of the year	186,640,007	$54,948,341	185,208,607	$51,855,350	148,220,407	$50,207,363

Contributed surplus
Balance at beginning of the year		$13,254,905		$4,849,043		$4,824,697
Stock-based compensation		5,385,502		8,707,519		24,346
Fair value of stock options allocated to shares issued on exercise		(1,055,433)		(301,657)		–
Balance at end of the year		$17,584,974		$13,254,905		$4,849,043

Deficit
Balance at beginning of the year		$(60,376,436)		$(46,080,305)		$(41,575,461)
Loss for the year		(13,485,667)		(14,296,131)		(4,504,844)
Balance at end of the year		$(73,862,103)		$(60,376,436)		$(46,080,305)

TOTAL SHAREHOLDERS' EQUITY		$(1,328,788)		$4,733,819		$8,976,101

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended December 31
	2008	2007	2006
Operating activities
Loss for the year	$(13,485,667)	$(14,296,131)	$(4,504,844)
Items not involving cash:
Amortization	61,140	24,009	30,862
Accretion on term loan	88,771	112,459	13,879
Future income tax recovery	(1,000)	(139,000)	(121,000)
Accrued interest on term loan (note 7)	1,759,645	1,775,862	253,071
Stock-based compensation (note 8 (b))	5,385,502	8,707,519	24,346
Gain on disposal of equipment	(5,779)	–	(41,291)
Unrealized foreign exchange gain	(313,541)	(410,350)	(114,000)
Equity loss from interest in Ga-Phasha project (note 6)	143,069	920,608	555,677
Changes in non-cash operating working capital:
Amounts receivable	9,135	(8,700)	(80,307)
Amounts due to related parties	748,463	177,790	235,692
Prepaid expenses	(11,501)	2,755	11,905
Accounts payable and accrued liabilities	529,665	(200,966)	303,416
Payment of accrued interest	(1,885,517)	–	–
Cash and cash equivalents used by operating activities	(6,977,615)	(3,334,145)	(3,432,594)

Investing activities
Purchase of equipment	(473,642)	(56,188)	(9,066)
Proceeds received on disposal of equipment	54,140	–	120,343
Deferred acquisition costs	(1,219,813)	(368,146)	–
Equity investment	–	(1,481,571)	(59,428)
Cash and cash equivalents provided (used) by investing activities	(1,639,315)	(1,905,905)	51,849

Financing activities
Issuance of common shares	2,037,558	1,346,330	–
Proceeds from increase in term loan	3,630,000	–	10,710,078
Financing costs paid	–	(445,917)	–
Cash and cash equivalents provided (used ) by financing activities	5,667,558	900,413	10,710,078

Effect of exchange rate changes on cash and cash quivalents held in foreign jurisdiction	(331,775)	(1,303,687)	855,528
Increase (decrease) in cash and cash equivalents	(3,281,147)	(5,643,324)	8,184,861
Cash and cash equivalents, beginning of year	7,131,821	12,775,145	4,590,284
Cash and cash equivalents, end of year	$3,850,674	$7,131,821	$12,775,145

Supplementary information
Interest paid	$1,930,842	$266,849	$145,991
Interest received	$(179,119)	$(799,985)	$(239,329)

Non-cash operating, financing and investing activities
Financing costs accrued in accounts payable and accrued liabilities	$–	$–	$351,641
Fair value of options allocated to shares issued on exercise of options	$1,055,433	$301,657	$–
Shares issued to Pelawan Investments (Proprietary) Limited (note 6 (b))	$–	$–	$–

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

Republic of South Africa	Year ended December 31
	2008	2007	2006
Northern Limb of the Bushveld Complex
Assays and analysis	$–	$200	$17,125
Engineering	11,297	19,784	53,423
Environmental and socioeconomic	–	–	10,126
Geological and consulting	2,005	41,369	55,582
Graphics	3,279	5,104	2,426
Property fees and assessments (recovery)	(4,880)	9,303	18,168
Property option payments	10,248	12,016	32,548
Site activities	36,768	12,717	34,484
Transportation	16,352	4,036	2,098
	75,069	104,529	225,980

Eastern Limb of the Bushveld Complex
Assays and analysis	–	–	21,268
Drilling	–	–	376,406
Engineering	–	–	88,361
Geological and consulting	103,309	748,362	8,448
	103,309	748,362	494,483
Other Exploration
Drilling	61,287	–	–
Engineering	62,421	–	–
Geological and consulting	39,857	–	–
	163,565	–	–
Exploration expenses before the following	341,943	852,891	720,463
Stock-based compensation	–	1,491,849	15,209
Exploration expenses	341,943	2,344,740	735,672
Cumulative expenditures, beginning of year	25,927,192	23,582,452	22,846,780
Cumulative expenditures, end of year	$26,269,135	$25,927,192	$23,582,452

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral property interests. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex (Note 6).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due. The Company is currently in the process of completing a proposed transaction to acquire an operating mine (note 12), which would result in immediate cash flows from operations but requires debt and equity financing to complete the transaction. As at December 31, 2008, the Company had cash and cash equivalents of $3,850,674 and working capital of $587,726 and continues to incur expenditures related to the completion of the proposed transaction. Furthermore, as the Company is an exploration-stage company, the Company historically did not have any sources of revenues and historically has incurred recurring losses.

Management recognizes that the Company will need to acquire additional financial resources in order to meet its planned business objectives. The Company is monitoring all expenditures and implementing appropriate cash management strategies to ensure that it has sufficient cash resources to fund expenditure requirements until June 2009 by which time the Company is seeking to receive regulatory, governance and shareholder approval for the proposed transaction.

Management is confident of completing the proposed transaction. However, there can be no assurances on the outcome of the approval process, the timing or availability of additional financial resources required, or the ability of the Company to achieve profitability or positive cash flows subsequent to the close of the proposed transaction. If the proposed transaction does not close, the Company expects that additional debt or equity financing will be required in order to continue normal operations and the required financing may not be readily available on acceptable terms. If adequate additional financing is not obtained, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Subsequent to year-end on June 16, 2009, the Company announced that the proposed transaction was approved by the Company’s shareholders for implementation. All outstanding regulatory approvals were obtained by the Company and all outstanding conditions fulfilled and the proposed transaction was completed with an effective date of July 1, 2009 (note 12). As a result of the completion of the transaction and the related additional financial resources that the Company secured, the Company now expects that the cash flows from the acquired mining operations and the additional financing available is sufficient to meet ongoing operating cash requirements.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Company's investment in the Ga-Phasha joint venture (note 6(b)) is accounted for using the equity method.

All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash. Cash and cash equivalents, are designated as held for trading and recorded at fair value.

b)	Accounts receivable

Accounts receivable are accounted for at amortised cost.

c)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

d)	Deferred acquisition costs

Acquisition costs incurred prior to the finalization and determination of a major transaction by the Company are capitalized until the transaction to which they relate is finalized at which time these costs are included in the cost of acquisition.

e)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations and periodic option payments are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations and approval of development by the Company, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Mineral property acquisition costs include the cash consideration and the fair market value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreements. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

An impairment review of mineral property interests is carried out when there is an indication that these may be impaired by comparing the carrying amount of the interest to its estimated recoverable amount. Where the recoverable amount is less than the carrying amount an impairment charge is included in expenses in order to reduce the carrying amount of mineral property interest to its fair value.

f)	Investments

Investments in entities over which the Company exercises significant influence or variable interest entities in which the Company is not the primary beneficiary are accounted for using the equity method. Investments in joint ventures which the Company jointly controls and which are not variable interest entities are accounted for using the proportionate consolidation method.

g)	Accounts payable, accrued liabilities and term loan

Accounts payable, accrued liabilities and term loan are accounted for at amortised cost.

h)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the amount that is considered to be more likely than not to be realized.

i)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all years presented, the loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

In the years presented, diluted loss per share is the same as basic loss per share as the effect of including outstanding options and warrants in the loss per share calculation would be anti- dilutive.

j)	Translation of foreign currencies

The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at fair value, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the year. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

k)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Significant areas requiring the use of management estimates include the determination of the impairment of mineral property interests, reclamation obligations, valuation allowances for future income tax assets, and the assumptions used in determining fair value of non-cash stock-based compensation. Actual results could differ from these estimates.

l)	Stock-based compensation

The Company has a share option plan which is described in note 8(b). The Company records all stock-based payments granted using the fair value method. Under the fair value method, stock- based compensation is measured at the fair value on the grant date and charged to operations over the vesting period with a corresponding credit to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

m)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset. To date no asset retirement obligations were required to be recognized.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

n)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE and for which the Company is considered the primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary. The Company has concluded that the Ga-Phasha Project qualifies as a VIE but that the Company is not the primary beneficiary.

o)	Segment disclosures

The Company operates in a single operating segment, being the exploration of mineral properties in the Republic of South Africa.

p)	Comprehensive Income

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net income (loss), such as unrealized gains or losses on available-for-sale investments. Certain gains and losses that would otherwise be recorded as part of net income are to be presented in other accumulated comprehensive income until it is considered appropriate to recognize into net income. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. As at December 31, 2008, the Company had no accumulated other comprehensive income and for the year ended December 31, 2008, comprehensive loss equals net loss.

q)	Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted for the current year.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

4.	CHANGES IN ACCOUNTING POLICY

(a)	Newly Adopted Accounting Policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity and term loan, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements or incur debt financing in order to maintain or adjust the capital structure.

The Company is required to spend at least 60% of the proceeds of the term loan (note 7) to fund expenditure on the Ga-Phasha project). The Company is currently in compliance with the restriction as of December 31, 2008.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. There were no changes to the Company’s approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements as at December 31, 2008.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures from those previously required to enable users to evaluate the significance of financial instruments to an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties, approximates their fair value due to the ability to immediately liquidate on their short terms to maturity. The fair value of the term loan is approximately $15.0 million based on the expected future cash flows and current market rates of interest.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk.

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and accounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company’s cash and cash equivalents are invested in business accounts which are available on demand for the Company’s programs. The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South African incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed under Foreign Exchange Risk below.

The following are the contractual maturities of financial liabilities as at December 31, 2008:

	Carrying	Contractual	2009	2010	2011	2012
	Amount	cash flow

Accounts payable & accrued liabilities	$1,004,767	1,004,767	1,004,767	-	-	-

Amounts due to related parties	794,072	794,072	794,072	-	-	-

Amounts due for operating leases	-	1,471,967	337,117	365,468	396,371	373,011

Term loan & interest payable	14,703,416	18,911,865	4,155,331	14,756,534	-	-

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Contractual payments in terms of routine rental payments are based on rental costs at the agreed annual escalation of 9% per annum.

Contractual interest payments on the term loan are based on the interest rate in effect at December 31, 2008 assuming that the rate remains in effect for the term of the loan.

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in ZAR. In addition, the Company has cash and cash equivalents, accounts receivable and certain liabilities denominated in ZAR. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

The exposure of the Company’s cash and cash equivalents and accounts receivable to foreign exchange risk is as follows:

Currency	2008	2007

South African Rand	$3,529,715	$6,648,832
Other	26,741	37,435
Total Financial Assets	$3,556,456	$6,686,267

The exposure of the Company’s accounts payable and accrued liabilities, amounts due to related parties, and term loan to foreign exchange risk is as follows:

Currency	2008	2007

South African Rand	$15,193,991	$11,816,622

A 10 percent change of the Canadian dollar against the ZAR at December 31, 2008 would have changed net loss by approximately $1.2 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company has a financing agreement with Anglo American Platinum Corporation (“Anglo Platinum”) whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), loaned an amount of ZAR 100 million to Plateau Resources (Proprietary) Limited (“Plateau”), a subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa, and is subject to interest rate change risk.

A 100 basis point change in the prime rate for the year ended December 31, 2008, would have changed net loss by approximately $0.1 million. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Commodity Price Risk

While the value of the Company's resource properties depends on the price of platinum group metals (“PGM”) and their outlook, the Company currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

(b)	Accounting Policies Not Yet Adopted

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian Generally Accepted Accounting Principles (“GAAP”) with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that all publicly-listed companies will be required to use IFRS effective January 2011 replacing GAAP.

The Company was granted approval by applicable securities regulators on February 18, 2009 to early adopt IFRS starting January 1, 2009. The Company has substantially completed the process of transitioning from current Canadian GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Audit Committee and the Board of Directors are regularly updated with the progress of the convergence project through communication and meetings. The Company’s transition date for converting to IFRS is January 1, 2008 and comparative periods for 2008 will be restated under IFRS.

Subsequent to year end, the Company reported its interim consolidated financial statements for the first quarter of fiscal 2009 in accordance with IFRS. The associated condensed interim financial statements and the note disclosures were presented in accordance with the International Accounting Standard 34, Interim Financial Reporting.

5.	EQUIPMENT

	December 31, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office	$540,482	$70,847	$469,635	$66,840	$14,575	$52,265
Vehicles	–	–	–	116,368	63,139	53,229
	$540,482	$70,847	$469,635	$183,208	$77,714	$105,494

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

6.	MINERAL PROPERTY INTERESTS

	Year ended	Year ended	Year ended
	December 31, 2008	December 31, 2007	December 31, 2006
Ga-Phasha Project (note 6(b))
Balance, beginning of year	$4,878,714	$4,040,751	$4,302,000
Equity loss – exploration expenses	(143,069)	(920,608)	(555,677)
Net investments during the year	-	1,481,571.	59,428.
Equity gain – future income tax recovery	1,000	139,000.	121,000.
Equity gain – foreign exchange	57,000	138,000.	114,000.
Ga-Phasha Project, end of year	4,793,645	4,878,714	4,040,751
Platreef Properties – acquisition costs (note 6(a))	4,200,000	4,200,000	4,200,000
Balance, end of year	$8,993,645	$9,078,714.	$8,240,751.

(a)	Northern Limb of the Bushveld Complex, South Africa

Platreef

The Company completed its acquisition of Plateau during the period October 1999 to November 2003. Plateau holds the Platreef properties located on the Northern Limb of the Bushveld Complex in South Africa.

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in Portion 2 of the Elandsfontein 766LR farm located contiguous to the pre-existing Platreef properties. In July 2001, Plateau acquired the right to purchase a 100 percent interest in the farm Hamburg 737LR (2,126 hectares) and Portion 1 of the farm Elandsfontein 766LR (428 hectares), located contiguous to the north end of the pre- existing Platreef properties. The options to purchase the farms lapsed during the year ended December 31, 2007.

In August 2002, the Company entered into a five year prospecting contract, expiring August 2007, with an option to extend the agreement for an additional three years with the South African Department of Mines and Energy (“DME”) for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from ZAR 3 per hectare to ZAR 18 per hectare are payable to the DME. The joint venture partners (Plateau and RPM) have received conversion to new order prospecting rights.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats has the right to earn a 50% interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, Ivanplats had to incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Kwanda

In 2002, the Company completed an agreement with RPM, for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex.

The Company acquired an initial 50% interest in the PGM rights to the twelve properties and can maintain its interest by incurring exploration expenditure totaling ZAR 25 million within five years. The Company, spent ZAR 2.5 million in year one, ZAR 5 million in year two, and was required to spend ZAR 5 million in each of years three and four and ZAR 7.5 million in year five. The Company has not completed its exploration expenditure requirement from year’s three to five, and both parties have mutually agreed to suspend indefinitely the expenditure requirements for year’s three to five.

The joint venture partners (Plateau and RPM) have received conversion to new order prospecting rights for the Kwanda North and Kwanda South properties.

If a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. RPM will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of RPM’s interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

On completion of the Lebowa transaction (note 12) this project will be transferred into a newly incorporated company and Anooraq will own 51% of the project through Plateau.

Boikgantsho

On November 26, 2003, the Company entered into a joint venture Agreement with Potgietersrust Platinum Limited ("PPRust"), a wholly owned subsidiary of Anglo Platinum. The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex. Plateau has received new order prospecting rights on its Witrivier and Drenthe properties.

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

Pursuant to the terms of the Joint Venture Agreement, the Company and PPRust formed an initial 50/50 joint venture (the "Boikgantsho JV") to explore these farms for a period of up to five years. During the five year period ended December 31, 2008, Anooraq operated the exploration programs and spent ZAR 12.35 million. Anooraq now has the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

On completion of a BFS, the parties, by agreement, may proceed to exploitation subject to certain regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation, the joint venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. Anooraq and PPRust each have the right to make a cash payment to the other party or to fund additional capital contributions to equalize their respective contributions. During development, the Boikgantsho JV will be seeking a Black Economic Empowerment ("BEE") partner to participate in the project (which may be Anooraq itself) with the original Boikgantsho JV partners dividing the remaining interest.

Should the Company choose not to proceed, PPRust has the option of acquiring the Company's interest at the aggregate of (i) the net present value of exploiting the Company's mineral rights as a standalone mining operation, by applying an agreed discount rate as determined in the BFS, and (ii) all exploration expenditures (as defined in the agreement) incurred by the Company up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time pursuant to a formula taking into account expenditure on the project by the contributing parties. Anglo Platinum will remain entitled to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the South African Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities.

On completion of the Lebowa transaction (note 12) this project will be transferred into a wholly newly incorporated company and Anooraq will own 51% of the project through Plateau

b) Eastern Limb of the Bushveld Complex, South Africa - Ga-Phasha

In January 2004, the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African BEE company, combined their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation which was owned 50% by Anglo Platinum and 50% by Pelawan. All the relevant prospecting right applications for the Ga-Phasha project have been submitted to the DME and are awaiting approval. On completion of the Lebowa transaction (note 12) this project will be transferred into a newly incorporated company and Anooraq will own 51% of the project through Plateau.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to the terms of the agreement the Company issued 91.2 million common shares (the "Consideration Shares") and paid ZAR 15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released. The transaction was completed on September 29, 2004 and consequently Anooraq became a BEE company, by virtue of being majority owned by HDSA’s. The Ga-Phasha Project is a 50/50 joint venture between Plateau and Anglo Platinum, governed by, among other things, a shareholders' agreement relating to Micawber entered into in September 2004. Work on the Ga-Phasha Project is continuing towards the completion of a pre-feasibility study.

The transaction constituted a “reverse take-over” under the policies of the TSX Venture Exchange. This transaction was accounted for as an acquisition by Anooraq of Micawber's 50% interest in its mineral properties. However, because neither the fair value of the Anooraq shares issued, nor the fair value of the mineral property interests acquired could be readily determined, the acquisition was recorded at the net book value, as determined in accordance with Canadian generally accepted accounting principles, of Micawber's net assets acquired, being a cash payment of $3,055,416 plus related transaction costs amounting to $ 1,439,329.

The share exchange agreement which gave effect to the combination provided that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) took place prior to September 30 2005 (the “Finalization Date”) and the shareholder dilution associated with of such financings caused Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional common shares to Pelawan in order to maintain that minimum. This 52% minimum shareholding allows for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. The share exchange agreement further provided that, to the extent that if no such dilutive financings had taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date.

Neither additional financings nor bankable feasibility studies for the Projects were completed by Anooraq as at September 30, 2005 and, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million and share issuances (based on the share price at the date of the deemed dilutive financing) would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date to December 31, 2006.

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 share exchange agreement. The Settlement Agreement resulted in the following:

(i)	Anooraq issued 36 million common shares (“Adjustment Consideration Shares”) to Pelawan as consideration for the settlement.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

(ii)

Anooraq issued share purchase warrants to Pelawan for the purchase of 167 million common shares in Anooraq (“BEE Warrants”) exercisable until December 31, 2008. The BEE Warrants were exercisable at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that was 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or was undertaken pursuant to a material transaction (“Concurrent Financing”).

(iii)

From the date of issue (June 14, 2007) of the Adjustment Consideration Shares to Pelawan in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto were subject to a lock up arrangement and Pelawan was not entitled to dispose of any of these shares, save for the exemption referred to in (iv) below and the payment of taxes. After the closing date of the Concurrent Financing, the disposal of such shares would remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original acquisition transaction (“the BEE Lock Up”), which is the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

(iv)

Anooraq agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercised any BEE Warrants, Pelawan would, in its sole discretion, be entitled to dispose that number of common shares up to 25% (or such greater amount as was required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal would be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

On the occurrence of a Concurrent Financing, Pelawan would have been obliged to exercise the BEE Warrants to ensure that, at a minimum; Anooraq retained its status as a 52% controlled BEE Company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum. The Company entered into an amending agreement (the “Amending Agreement”) with Pelawan to amend the exercise procedure of the BEE Warrants to allow Pelawan to finance the exercise of the BEE Warrants by way of a Bridge Loan Facility from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, on December 20, 2007, Pelawan exercised the BEE Warrants at a price per common share of $1.35 by depositing an escrowed amount equal to the aggregate exercise price for the BEE Warrants ($225 million or ZAR1, 586 billion) into an interest bearing account with RMB, to be released pursuant to a Deposit Account Agreement (the “Deposit Agreement”) between RMB, Pelawan and Anooraq upon the satisfaction of certain release conditions.

The release conditions were not satisfied at December 31, 2008 and there was no close, resulting in the warrant exercise being cancelled. The warrants expired on December 31, 2008 and the Company did not receive the proceeds of the exercise nor the interest earned from the deposit account.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

c) Impairment

In view of the deterioration of global economic conditions and the significant weakening of PGM prices, the Company performed impairment assessments on all its mineral property interests as at December 31, 2008. The impairment review considered the following:

•	Carrying value of mineral property interest as at December 31, 2008
•	Unfavorable changes in the property or project economics
•	Decline in the market potential for PGM’s
•	Progress on development activities towards planned principal operations
•	Significant changes in exploration work programs
•	Mineral right and prospecting title with respect to lease terms.

The Company concluded that no impairment charge was required to the carrying value of its mineral property interest.

7.	TERM LOAN

In November 2006, the Company, through its wholly owned subsidiary Plateau, entered into a ZAR 70 million term loan agreement with RPM. On November 30, 2008, the Company reached an agreement with RPM whereby RPM amended the existing term loan facility by advancing an additional amount of ZAR 30 million to Anooraq on the same terms and conditions as the existing loan. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa.

Interest payments are due and payable in six month intervals. The loan is repayable on the maturity date of September 30, 2010. In November 2008, the terms of the loan was amended whereby payment of accrued interest for 2008 was deferred until April 30, 2009. Interest amounting to $1,735,663 (ZAR 13,239,923) was accrued as at December 31, 2008 (2007 – $1,892,197 (ZAR 12,263,772)).

The Company incurred financing fees of $445,917 equal to 4% of the initial loan principal. The unamortized fees totaled $159,630 (2007 – $273,381) as at December 31, 2008.

The Company is required to spend 60% of the loan amount to fund work towards the preparation and completion of operational expenditures contemplated in a bankable feasibility study for the Ga-Phasha project. The loan is secured by the Company’s interest in Micawber.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 18,300,000 common shares. As at December 31, 2008, 8,966,000 options were outstanding and 1,915,400 options remained available to be granted. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted. The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average	Number of	remaining life
	exercise price	options	(years)
Balance, December 31, 2005	$1.47	4,778,200	3.61
Cancelled	1.90	(235,000)
Expired	1.84	(555,000)
Balance, December 31, 2006	$1.39	3,988,200	3.23
Granted	2.99	5,005,000
Exercised	1.36	(988,200)
Cancelled	1.40	(310,000)
Balance, December 31, 2007	$2.43	7,695,000	4.12
Granted	2.86	2,851,000
Exercised	1.42	(1,431,400)
Cancelled	3.22	(148,600)
Balance, December 31, 2008	$2.72	8,966,000	3.72

Options outstanding and exercisable at December 31, 2008 were as follows:

		Number of		Weighted
		options	Number of	average life
Expiry date	Option price	outstanding	options vested	(years)
December 17, 2010	$1.40	1,285,000	1,285,000	1.9
July 1, 2010	$2.97	119,000	119,000	1.5
October 15, 2012	$3.27	251,000	251,000	3.8
October 15, 2012	$2.97	4,460,000	4,332,500	3.8
June 25, 2013	$2.76	916,000	916,000	4.5
June 30, 2013	$2.90	1,935,000	1,935,000	4.5
Total		8,966,000	8,838,500
Weighted average
exercise price		$2.72	$2.40

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

The exercise prices of all share purchase options granted during the period were equal to or greater than the market price at the grant date. Using the Black-Scholes option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the consolidated statement of operations as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
Stock-based compensation – Exploration	$–	$1,491,849	$15,209
Stock-based compensation – Office and administration	5,385,502	7,215,670	9,137
Credited to contributed surplus during the period	5,385,502	8,707,519	24,346

The fair value of the options granted during the year ended December 31, 2008 was $5,385,502 (2007 – $9,320,262; 2006 – $Nil). The assumptions used to estimate the fair value of options granted during the period were:

	2008	2007	2006
Risk free interest rate	3%	4%	–
Expected life	5 years	2.5 - 5 years	–
Volatility	73%	71 - 74%	–
Expected dividends	Nil	Nil	–

At the Company’s annual general meeting on June 15, 2009, the exercise price of all outstanding options was amended to $1.29

9.	RELATED PARTY TRANSACTIONS AND BALANCES

			Year ended
	Note		December 31
Services rendered by	ref	2008	2007	2006
Hunter Dickinson Services Inc.	(a)	$1,302,304	$798,330	$1,023,633
CEC Engineering Ltd.	(b)	4,927	26,589	127,781

		December 31,	December 31,	December 31,
Related party balances payable		2008	2007	2006
Hunter Dickinson Services Inc.	(a)	$794,072	$44,042	$–
CEC Engineering Ltd.	(b)	–	1,567	6,435
Due to related parties		$794,072	$45,609	$6,435

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

During the year ended December 31, 2008, the Company paid $4,927 (2007 – $26,589, 2006 – $127,781) to CEC Engineering Ltd ("CEC"), a private company owned by a former director, for engineering and project management services at market rates.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

10.	INCOME TAXES

As at December 31, 2008 and 2007 the tax effect of the significant components of the Company’s future tax asset (liability) were as follows:

	December 31,	December 31,
	2008	2007
Future income tax assets
Mineral property interests	$8,497,000	$3,675,000.
Loss carry forwards	3,833,000	3,916,000.
Equipment	-	17,000.
Other tax pools	2,347,000	2,330,000.
Subtotal	14,677,000	9,938,000.
Valuation allowance	(14,677,000)	(9,938,000)
Net future income tax asset	–	–

Future income tax liability
Mineral property interests	$575,000	$633,000

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	December 31,	December 31,	December 31,
	2008	2007	2006
Combined Canadian federal and provincial	31.0%	34.12%	34.12%
statutory rate

Income tax at statutory rates	$(4,181,000)	$(4,972,000)	$(1,578,000)
Stock based compensation	1,669,500	2,971,000	70,000
Other items	(2,303,500)	3,097,000	-
Difference in foreign tax rates	(83,000)	(1,164,000)	(299,000)
Reduction in statutory tax rates	461,000	415,000	336,000
Effect of unrealized foreign currency loss (gain)	(303,000)	925,000	(561,000)
Change in valuation allowance	4,739,000	(1,411,000)	1,911,000
	$(1,000)	$(139,000)	$(121,000)

At December 31, 2008 the Company had losses available for income tax purposes in Canada totaling approximately $14.5 million (2007 – $12.4 million), expiring in various periods from 2008 to 2028. The Company has losses available for income tax purposes in South Africa totaling $0.2 million (2007 – $2.0 million) which can be carried forward indefinitely.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

11.	SEGMENTED INFORMATION

For the year ended
December 31, 2008	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$341,943	$341,943
Loss for the year	(7,641,241)	(138)	(5,844,288)	(13,485,667)
Total assets	1,759,577	26,741	13,387,149	15,173,467
Equipment	–	–	469,635	469,635

For the year ended
December 31, 2007	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$852,891	$852,891
Loss for the year	(10,549,834)	(4,839)	(3,741,458)	(14,296,131)
Total assets	896,740	26,602	16,030,021	16,953,363
Equipment	–	–	105,494	105,494

For the year ended
December 31, 2006	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$720,463	$720,463
Loss for the year	(1,894,272)	(726)	(2,609,846)	(4,504,844)
Total assets	1,252,044	31,441	20,545,437	21,828,922
Equipment	–	–	73,315	73,315

12.	PROPOSED TRANSACTION

On March 28, 2008, Anooraq, through Plateau, entered into acquisition agreements (the “Acquisition Agreements”) with Anglo Platinum and certain of its wholly-owned subsidiaries (collectively, “Anglo Platinum”) in respect of the Lebowa transaction to acquire an effective 51% of Lebowa and an additional 1% of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project for an aggregate cash consideration of ZAR 3.6 billion.

Pursuant to the terms of the Acquisition Agreements, Anooraq will acquire 51% of the shares in, and claims on shareholders loan account against, Richtrau No. 179 (Proprietary) Limited, a private company incorporated under the laws of South Africa, which will be renamed Bokoni Platinum Holdings (Proprietary) Limited following completion of the Lebowa transaction and which is the holding company (“Holdco”) through which Anooraq and Anglo Platinum will hold their interests in Lebowa. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project will be terminated and these projects will be transferred into separate companies, established as wholly-owned subsidiaries of Holdco. Anglo Platinum has given Anooraq appropriate sale warranties in relation to the Lebowa transaction.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Closing of the Lebowa transaction is conditional upon satisfaction (or waiver) of various conditions, including:

1.	the completion by all parties of their respective due diligence reviews and satisfaction with the results thereof (the due diligence was satisfactorily completed in April 2008);

2.	the approval of the South African Competition Authorities which approval was obtained on August 13, 2008;

3.	the consent of the United Kingdom Treasury for Anglo Platinum to undertake the transaction;

4.	Anooraq and Plateau obtaining sufficient debt and equity financing to fund the Lebowa transaction purchase price;

5.	the approval of the shareholders of Anooraq of the Lebowa transaction and related transactions;

6.	approval of the Lebowa transaction and of certain transfers of mineral title relating to the Ga-Phasha, Boikgantsho and Kwanda Projects by the DME; and

7.

other regulatory approvals including, where necessary, the Exchange Control department of South African Reserve Bank (which approval was obtained in August 2008), the JSE Limited, the TSX Venture Exchange (“TSX-V”) and the NYSE Alternext (formerly the American Stock Exchange).

As part of its due diligence for the Lebowa transaction, Anooraq engaged international mining industry consultants to conduct a technical review of Lebowa. Since the completion of a technical review and the signing of the acquisition agreements earlier in the year, the Company has focused on fulfilling the conditions precedent to the Lebowa transaction, including taking steps to obtain all necessary shareholder and regulatory approvals, as well as to complete the financings necessary to complete the Lebowa transaction.

In April 2008, the Company and Anglo Platinum agreed on detailed commercial terms of the Lebowa transaction. These terms included commercial terms surrounding the development and financing of the Middelpunt Hill UG2 expansion project (“MPH project”) at Lebowa. The MPH project would have been developed by Anooraq and Anglo Platinum as part of the then current mine plan and capital development program for Lebowa. During the period July to October 2008, global economic conditions deteriorated significantly, contributing to a material decline in platinum group metal prices and resulting in constrained debt and equity capital markets.

On October 23, 2008, Anglo Platinum announced that it was reviewing the costing and scheduling of all its capital projects, including the MPH project, in light of current metal price levels and uncertainty in global markets. Anooraq participated in the review of the MPH project costing and scheduling. Anglo Platinum and Anooraq have also agreed to review the current Anglo Platinum approved mine plan and capital program at Lebowa. As a result of these developments, Anglo American plc (the majority shareholder of Anglo Platinum), Anglo Platinum, Anooraq and Pelawan undertook to review the basis of the Lebowa transaction.

On March 11, 2009, the Company and Anglo Platinum completed the joint technical review of the mine plan and capital program for Lebowa. Anooraq, Anglo American plc, Anglo Platinum, and Pelawan are currently negotiating the final terms of the Lebowa transaction, and its associated financing strategy.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Effective July 1, 2009, the Company completed the transaction for consideration of $360 million (ZAR 2.6 billion.) The Company financed the acquisition as follows:

•

$103.6 million (ZAR 750 million) of senior debt funding (the “Debt Facility”) from Standard Chartered Bank plc provided to Plateau, of which $69.1 million (ZAR 500 million) is immediately available for drawdown and the balance will be applied to allow an interest and capital repayment holiday during the first three years while the Lebowa mine completes its initial ramp up stage to 2012. The Company will apply approximately $41.4 million (ZAR 300 million) of the Debt Facility in part settlement of the transaction consideration. The balance of the funding received by Plateau from this facility will be used to settle the Company’s transaction costs and repay its existing bridge loan outstanding to RPM.

The Debt Facility term is nine years with an interest and capital repayment holiday during the first three years. The facility bears interest equal to the Johannesburg Inter Bank Agreed Rate (currently 7.95%) plus 4.5%. A portion of the coupon will be swapped out into a fixed rate under a hedging arrangement agreed with Standard Chartered. The Debt Facility will be secured by the Company’s 51% in the Lebowa assets and cash flows generated by the Lebowa operations.

•

$0.17 billion (ZAR 1.219 billion) through the issue of cumulative redeemable “A” preference shares (“A Prefs”) of Plateau to RPM. The A Prefs are entitled to a 12% cumulative dividend compounded annually and may be redeemable at any time at the option of Plateau until their maturity on July 1, 2018; and

•

$0.15 billion (ZAR 1.1 billion) through the effects of a share settled financing with the issue of cumulative convertible “B” preference shares (“”B Prefs”) of Plateau to the Pelawan Finance SPV (the “SPV”)(a wholly owned subsidiary of Pelawan). Under the share settled financing, Pelawan will establish the SPV as a wholly owned subsidiary will transfer a portion of its interest in the Company to the SPV. RPM will subscribe for preferred shares of the SPV for an aggregate subscription price of ZAR 1.1 billion. Pelawan will encumber its interest in the SPV in favour of RPM as security for the obligations of the SPV in terms of the SPV Preferred Shares.

The SPV will in turn, for an aggregate subscription price of $0.15 billion (ZAR 1.1 billion), subscribe for two different classes of convertible preferred shares in Plateau, each such class being convertible into Plateau common shares and entitling the holder to a special dividend in cash, which will immediately be used to subscribe for additional Plateau common shares. Upon Plateau issuing any such Plateau common shares to the SPV, the Company will immediately take delivery of all Plateau common shares held by the SPV and, in consideration, issue to the SPV such number of the Company’s common shares that have a value equal to the value of the Plateau common shares. The total number of Common Shares that will be issued is 227.4 million.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

The SPV Preferred Shares will be convertible in one or more tranches into common shares of the SPV at the option of RPM for a period of 9 years from the date of issuance. Upon such conversion, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for common shares of the SPV. Upon the SPV converting the peferred shares of the SPV to common shares of the SPV and RPM subscribing for additional common shares of the SPV as a result of the special dividend, the SPV will immediately undertake a share buyback of all common shares of the SPV held by RPM and will settle the buyback consideration by delivering 115.8 million common shares of the Company.

The final effects of the share settled financing will be that: (i) RPM (via the SPV) will fund a payment of $0.15 billion (ZAR 1.1 billion) to Plateau and RPM ultimately will receive a total of 115.8 million common shares of the Company; and (ii) Pelawan (via the SPV) will receive 111.6 million common shares in order to maintain Pelawan’s minimum 51% shareholding in the Company.

In order to ensure the sustainability of the Company and Holdco, Anglo Platinum will make two further facilities available to Plateau:

•

An operating cash flow shortfall facility of up to a maximum of $103.6 million (ZAR 750 million), which facility will be for a nine year term bearing interest at 15.84% compounded quarterly. Plateau may utilise this facility to fund its share of any operating cash flow shortfall that may arise in Holdco for the first three years post closing of the Transaction; and

•

A standby loan facility, comprising up to a maximum of 29/49 of RPM’s attributable share of the free cash flows from Holdco, which facility will be for a 9 year term bearing interest equal to the prime lending rate in South Africa (currently 12% per annum). Plateau may utilise this facility to settle any cash flow shortfall which may arise in funding any accrued and/or capitalised interest and scheduled capital payments on the Debt Facility not funded by Plateau’s attributable share of free cash flows from Holdco, for the term of the Debt Facility.

Anglo Platinum has further agreed to provide approximately $20.7 million (ZAR 150 million) to facilitate the participation of communities and Lebowa employees in the transaction as follows:

•

Anglo Platinum and the Company have agreed the key commercial principles in respect of the involvement of communities associated with Lebowa and Ga-Phasha and the associated community participation will benefit in excess of 35,000 HDSAs [need to define what this is]. The Anooraq Community Participation Trust (the “Community Trust”) has been established for the benefit of the communities interested in or affected by the Company’s operations and Anglo Platinum will contribute an amount of $14.3 million (ZAR 103.8 million) to the Community Trust to facilitate this broad-based empowerment. $3.4 million (ZAR 24.5 million) will be retained by the Community Trust to facilitate annual cash distributions to the communities with the balance of $10.9 million (ZAR 79.3 million) being used to acquire shares of the Company.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

•

An employee share trust (“ESOP Trust”) which is broadly aligned with the Anglo Platinum Employee Share Participation Scheme (“Kotula Scheme”), will be provided for all eligible employees of Lebowa and is expected to benefit approximately 3,700 employees. Anglo Platinum will contribute approximately $6.3 million (ZAR 45.6 million) to the ESOP Trust, with approximately $1.3 million (ZAR 9.1 million) to be retained by the ESOP Trust to facilitate annual cash distributions to beneficiaries with the balance of approximately $5.0 million (ZAR 36.5 million) used to acquire shares of the Company. The final amount to be contributed by Anglo Platinum to the ESOP Trust will be equal to the value in the Kotula Scheme accruing to Lebowa employees on the day that the conversion is determined.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting measurement principles, practices and methods used in preparing these financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

Had the Company followed US GAAP, certain items on the consolidated balance sheets would have been reported as follows:

		2008			2007
	Balance,		Balance,	Balance,		Balance,
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
Current assets	$4,122,228	$–	$4,122,228	$7,401,009	$–	$7,401,009
Equipment	469,635	–	469,635	105,494	–	105,494
Deferred
acquisition costs	1,587,959	–	1,587,959	368,146	–	368,146
Deferred
financing costs (d)	–	161,769	161,769	–	273,335	273,335
Mineral property	8,993,645	–	8,993,645	9,078,714	–	9,078,714
	$15,173,467	$161,769	$15,335,236	$16,953,363	$273,335	$17,226,698

Current liabilities	$3,534,502	$–	$3,534,502	$2,412,908	$–	$2,412,908
Term loan	12,967,753	161,769	13,129,522	9,806,636	273,335	10,079,971
Stockholders’
equity (deficit)	(1,328,788)	–	(1,328,788)	4,733,819	–	4,733,819
	$15,173,467	$269,437	$15,335,236	$16,953,363	$273,335	$17,226,698

There are no material differences between Canadian GAAP and US GAAP on the consolidated statements of operations and comprehensive loss, shareholders’ equity and the cash flows.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

A description of US GAAP and the rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in differences from Canadian GAAP follows:

a)	Stock based compensation

In December 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123R requires the Company to estimate future forfeitures. Prior to adoption of SFAS 123R, the Company's accounting for stock based compensation for US GAAP purposes was consistent with that used for Canadian GAAP. For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by Canadian GAAP.

Based on the Company's historical stock option forfeiture rates, the expense that would be recognized for US GAAP purposes under SFAS 123R is not materially different from that recorded for Canadian GAAP purposes.

b)	Exploration stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to an exploration stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

c)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no material differences between enacted and substantively enacted tax rates for the periods presented.

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. Based on the Company’s analysis, application of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations to any periods presented.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

d)	Deferred financing costs

During the year ended December 31, 2006, costs incurred in connection with the issue of long term debt were deferred and amortized on a straight line basis over the term of the debt under Canadian GAAP. For US GAAP purposes, these costs would be amortized using the effective interest rate method. However, this difference did not have a material impact on the consolidated financial statements during fiscal 2006. This difference has been eliminated in 2007 upon the adoption of new accounting policies for financial instruments for Canadian GAAP. In accordance with the new Canadian standard, the accounting treatment for deferred financing costs is now consistent with US GAAP except that under Canadian GAAP, unamortized deferred financing costs are netted against the related debt where under U.S. GAAP it is shown as deferred financing costs.

e)	Impact of recently adopted United States accounting pronouncements

(i)

SFAS No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. The Company adopted this standard effective January 1, 2008. However, SFAS 157 did not result in any material measurement impact on the consolidated financial statements.

(ii)

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. The Company elected not to apply the fair value option.

f)	International Financial Reporting Standards

The Company’s adoption of IFRS (Note 4b) effective January 1, 2009 and the U.S. Securities and Exchange Commission's recent decision to allow foreign private issuers like the Company to file financial statements prepared in accordance with IFRS-IASB without reconciliation to US GAAP will eliminate the need to prepare U.S. GAAP reconciliations effective for the 2009 fiscal year.

ITEM 18	FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19	EXHIBITS

The following exhibits which are incorporated by reference herein have been filed with previously-filed Form 20-F Annual Report:

1	Articles of the Company. Incorporated by reference to Anooraq's Annual Report on Form 20-F for the year ended October 31, 2000

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. Incorporated by reference to Anooraq's Annual Report on Form 20-F for the year ended October 31, 2003

4.02	Share Exchange Agreement between Pelawan and Anooraq dated January 21, 2004. Incorporated by reference to Anooraq's Annual Report on Form 20-F for the year ended October 31, 2003

4.03	Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006

4.05	The Settlement Agreement between Pelawan, Anooraq and the Pelawan Trust made as of December 28, 2006

7.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007

The following material agreements are filed with this Annual Report on Form 20-F:

4.06	Amending Agreement between Pelawan, Anooraq and the Pelawan Trust, dated as of December 20, 2007, as described under Item 4 paragraph A.2;

4.07	Sale of Concentrate Agreement between RPM and Lebowa, dated December 21, 2007;

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009 (the "Phase 3 Implementation Agreement");

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009;

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine (Proprietary) Limited, dated March 28, 2008, as amended on May 13, 2009;

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine (Proprietary) Limited (formerly Richtrau No. 207 (Proprietary) Limited), dated March 28, 2008, as amended on May 13, 2009;

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 (Pty) Ltd dated March 28, 2008.

4.14	Umbrella Services Agreement amongst Anglo Platinum, Anooraq and Holdco, dated March 28, 2008;

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008;

4.16	Anooraq Shareholders Agreement among Anooraq Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12,2009

4.17	Exchange Agreement among Anooraq, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009;

4.18

Global Intercreditor Agreement between Anooraq, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, Rustenburg Platinum Mines Limited, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated June 12, 2009;

4.19	Senior Term Loan Facilities Agreement dated June 12, 2009 between Plateau, Standard Chartered Bank and Micawber 634 (Pty) Limited;

4.20	Standby Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009;

4.21	RPM Funding Loan Agreement between Rustenburg Platinum Mines Limited and Holdco dated June 12, 2009;

4.22	RPM Plateau A Preference Share Subscription Agreement between Plateau, N2C Resources Inc. and Rustenburg Platinum Mines dated June 12, 2009;

4.23	Plateau Funding Loan Agreement between Plateau and Holdco dated June 12, 2009;

4.24	Operating Cash Flow Shortfall Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009;

4.25	Opco Funding Loan Agreement between Holdco and Richtrau No. 177 (Pty) Limited dated June 12, 2009

4.26

Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Anooraq, Plateau and Rustenburg Platinum Mines Limited dated June 26, 2009; and

4.27	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Anooraq dated June 12, 2009.

The following exhibits are filed with this Form 20-F Annual Report:

8.1	List of Subsidiaries

11	Code of Ethics. Incorporated by reference to Anooraq's Annual Report on Form 20-F for the year ended December 31, 2008 Code of Ethics.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

20.1	Consent of J. Schweitzer, Pr.Sci.Nat., FSAIMM

20.2	Consent of S. de Waal, Pr.Sci.Nat.

20.3	Consent of G. Guler, PrEng, FSAIMM, MAusIMM

20.4	Consent of T. Naidoo, Pr.Sci.Nat.

20.5	Consent of P. Kramers, PrEng., FSAIMM

20.6	Consent of G.J. van der Heever, Pr.Sci.Nat.

SIGNATURES

Anooraq hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANOORAQ RESOURCES CORPORATION

Per:

/s/ Iemrahn Hassen

IEMRAHN HASSEN
Director, Chief Financial Officer, and Secretary

DATED: July 1, 2009