Form 20-F
period 2009-12-31
ANOORAQ RESOURCES CORP
filed 2010-07-02
CIK 1028277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                        to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 001-31930
ANOORAQ RESOURCES CORPORATION
(Exact name of Registrant as specified in its charter)
NOT APPLICABLE
(Translation of Registrant’s name into English)
BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)
Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)
De Wet Schutte; Tel-27-11-779-6830; Fax-27-11-883-0836
4th Floor, 82 Grayston Drive, Sandton, Johannesburg, 2146, South Africa
(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

Common Shares without par value	NYSE Amex Equities
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of Registrant’s only class of common stock as of December 31, 2009:
201,743,472 common shares without par value
Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☐	Accelerated Filer ☑	Non-accelerated Filer ☐
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☑
If “Other” has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

GENERAL MATTERS
In this Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (“Annual Report”), all references to the “Company” or to “Anooraq” refer to Anooraq Resources Corporation and its subsidiaries, unless the context clearly requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of terms. See “Glossary of Terms”.
Anooraq uses the Canadian dollar as its reporting currency. All references in this document to “CAD”, “dollars” or “$” are to Canadian dollars, unless otherwise indicated. On June 30, 2010 the noon exchange rate for Canadian dollars as reported by the Bank of Canada was CAD 1.00 = USD 0.94. On June 30, 2010 the noon exchange rate for South African Rand as reported by the Bank of Canada was ZAR 7.63 = USD 1.00. See also Item 3 — “Key Information” for more detailed currency and conversion information.
Except as noted, the information set forth in this Annual Report is as of June 30, 2010 and all information included in this document should only be considered correct as of such date.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report includes certain statements that may be deemed “forward-looking statements”. All statements in this Annual Report, other than statements of historical facts, are forward-looking statements. These statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, “projects”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
•	Bokoni is expected to achieve production levels similar to previous years.
•	The Company expects to be able to continue its financing strategy on favorable terms.
•	The Company expects the exploration results for the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project to continue to be positive.
The Company believes that its forward- looking statements are based on reasonable assumptions. Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3.D “Risk Factors”.
The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with, or furnishes to, the United States Securities and Exchange Commission (the “SEC”).
CAUTIONARY NOTE TO U.S. INVESTORS
This Annual Report uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This Annual Report also uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.
In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place for tonnage and grade, without reference to unit measures.
Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in the “Glossary of Terms” below.
CAUTIONARY NOTE TO READERS CONCERNING TECHNICAL REVIEW OF BOKONI
The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of Bokoni. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For U.S. mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify this part of Bokoni’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years, and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years. See also Item 3.D. “Risk factors”.

GLOSSARY OF TERMS
Certain terms used in this Annual Report are defined as follows:

Anglo Platinum	Anglo Platinum Limited, a public company incorporated under the laws of South Africa.

Anooraq Shareholders Agreement	The shareholders agreement between Pelawan, Anooraq, the Pelawan Trust and Plateau, dated as of June 12, 2009, which has replaced the Pelawan RTO Share Exchange Agreement, the Pelawan RTO Shareholders Agreement and the settlement agreement between the Company and Pelawan, dated as of December 28, 2006, as of July 1, 2009, the effective date of the Bokoni Transaction.

BEE	Black Economic Empowerment, as envisaged pursuant to the Mineral Development Act and related legislation and guidelines, being a strategy aimed at substantially increasing participation by HDPs at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the Apartheid system in South Africa, by seeking to substantially and equitably increase the ownership and management of South Africa’s resources by the majority of its citizens and so ensure broader and more meaningful participation in the economy by HDPs.

Boikgantsho Project	The Boikgantsho PGM project, located on the Northern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the northern portion of the Overysel farm.

Boikgantsho	Boikgantsho Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa which, as of July 1, 2009, is a wholly owned subsidiary of Holdco and owns the respective interest in, and assets relating to the Boikghantsho Project.

Bokoni Mine	Bokoni Platinum Mine, a PGM mine, located on the Eastern Limb of the Bushveld Complex in South Africa on the Diamond, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad and Zeekoegat farms, formerly named the Lebowa Platinum Mine.

Bokoni	Bokoni Platinum Mines (Proprietary) Limited , a private company incorporated under the laws of South Africa, formerly named Richtrau No. 177 (Proprietary) Limited and which is a wholly owned subsidiary of Holdco.

Bokoni Transaction	The transaction pursuant to which the Company acquired an effective 51% interest in Bokoni Mine and an additional 1% interest in the Ga-Phasha Project, Boikgantsho Project and Kwanda Project pursuant to the acquisition by Plateau of 51% of the shares in, and claims on shareholders loan account against, Holdco (which, following implementation of the transaction, now owns 100% of Bokoni, and 100% of Ga-Phasha Platinum Mine (Proprietary) Limited, Boikgantsho Platinum Mine (Proprietary) Limited and Kwanda Platinum Mine (Proprietary) Limited), for an aggregate cash consideration of $385 million (ZAR2.6 billion). The transaction was also previously known as the “Lebowa Transaction”.

Bokoni Transaction Agreements	The Boikgantsho Sale of Rights Agreement, the Kwanda Sale of Rights Agreement, the Plateau Sale of Boikgantsho Shares and Claims Agreement, the Plateau Sale of Kwanda Shares Agreement, the Plateau Sale of Ga-Phasha Shares and Claims Agreement, the Holdco Sale of Shares Agreement, the Holdco Shareholders Agreement and the Phase 3 Implementation Agreement, and any amendments to such agreements, collectively.

Bokoni Group	Holdco and all of its subsidiaries.

Common Shares	Common shares without par value in the capital of the Company.

Debt Facility	The Senior Debt Facility with Standard Chartered Bank plc, made available to Plateau Resources amounting to $106.4 million (ZAR 750 million), including capitalised interest up to a maximum of three years or $37 million (ZAR 250 million).

DMR	The Government of South Africa acting through the Minister of Mineral Resources and the Department of Mineral Resources and their respective successors and delegates.

Elemental Symbols	Pt — Platinum; Pd — Palladium; Au — Gold; Ag — Silver; Cu — Copper; Cr — Chromium; Ni — Nickel; Pb — Lead; Rh — Rhodium; Ru — Ruthenium.

EBIT	Earnings before interest and taxes.

Farm	A term commonly used in South Africa to describe the area of a mineral interest.

Ga-Phasha Project	The Ga-Phasha PGM project, located on the Eastern Limb of the Bushveld Complex in South Africa, on the Paschaskraal, Klipfontein, Avoca and De Kamp farms.

Ga-Phasha /GPM	Ga-Phasha Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa which, as of July 1,2009, is a wholly owned subsidiary of Holdco and which owns the Ga-Phasha Project.

HDP	A “historically disadvantaged person” as contemplated in the Mineral Development Act, being a person who was discriminated against under the Apartheid system, and includes certain trusts and companies in which such persons have interests, as contemplated in the Holdco Shareholders Agreement.

HDSI	Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada, which is a related party to Anooraq.

Holdco	Bokoni Holdings (Proprietary) Limited, a private company incorporated under the laws of South Africa, formerly named Richtrau No. 179 (Proprietary) Limited.

Holdco Shareholders Agreement	The Shareholders’ Agreement entered into between Plateau, RPM and Holdco, dated March 28, 2008, as amended on May 13, 2009, to govern the relationship between Plateau and RPM as shareholders of Holdco.

JIBAR	Johannesburg inter-banking borrowing rate.

IASB	International Accounting Standards Board.

ktp	Kilo tonnes per month.

Kwanda Project	The Kwanda PGM Project, located on the Northern Limb of the Bushveld Complex in South Africa, on 12 farms.

Kwanda	Kwanda Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa which, as of July 1, 2009, is a wholly owned subsidiary of Holdco and owns the Kwanda Project.

Lebowa Platinum Mine or LPM	The former name of the Bokoni Platinum Mine.

May 2009 Technical Report	A technical report: Lebowa Platinum Mine Limpopo Province, South Africa, dated May 12, 2009, prepared by Deloitte Mining Advisory Services, which is referenced and is available on SEDAR at www.sedar.com.

Mineral Development Act	The Mineral and Petroleum Resources Development Act, 2002 (South Africa).

Mining Charter	The Broad Based Socio-Economic Empowerment Charter for the South African mining industry, signed by the DMR, the South African Chamber of Mines and others on October 11, 2002.

N1C	N1C Resources Inc., a wholy owned subsidiary of Anooraq incorporated on December 2, 1999 under the laws of the Cayman Islands.

N2C	N2C Resources Inc., a wholly owned indirect subsidiary of Anooraq incorporated on December 2, 1999 under the laws of the Cayman Islands.

NYSE Amex	NYSE Amex Equities, formerly the American Stock Exchange.

OCSF	Operating Cash Flow Shortfall Facility.

Pelawan	Pelawan Investments (Proprietary) Limited, a private company incorporated under the laws of South Africa.

Pelawan RTO Share Exchange Agreement	The Share Exchange Agreement between Pelawan and Anooraq made as of January 21, 2004 and as amended from time to time.

Pelawan RTO Shareholders Agreement	The Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004.

Pelawan Trust	The independent South African trust established in accordance with a trust deed dated September 2, 2004, the trustees of which are Andre Visser, Tumelo Motsisi and Asna Chris Harold Motaung.

PGM	Platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium.

Plateau	Plateau Resources (Proprietary) Limited, a private company incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Anooraq.

Platreef Properties	The Platreef PGM properties located on the Northern Limb of the Bushveld Complex in South Africa, which includes the Kwanda, Boikgantsho and Rietfontein projects.

PPRust	Potgietersrust Platinum Limited, a private company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum.

Royalty Act	The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, in relation to royalties to be levied by the South African state in respect of the transfer of mineral or petroleum resources.

RPM	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum.

RTO	Reverse Take-Over whereby Pelawan acquired a controlling share of Anooraq Resources Corporation pursuant to the Pelawan RTO Share Exchange Agreement.

SEDAR	System for Electronic Document Analysis and Retrieval.

South Africa	The Republic of South Africa.

TSXV	TSX Venture Exchange Inc.

Transition date	The Company’s transition date for converting to IFRS, which was January 1, 2008.

ZAR	South African Rand, the currency of South Africa.

Geological/Exploration Terms

4E grade	The 4E grade is the sum of the grade of Pt, Pd, Rh and Au.

Chromitite	An igneous rock composed mostly of the mineral chromite and found in ultramafic to mafic layered intrusions.

Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth’s crust.

Feldspathic	Containing feldspar as a principal ingredient.

Gabbro	Course grained mafic igneous rock.

Lithology	Rock composition and structure.

Mafic	Composed of dark ferromagnesian minerals.

Mineral Deposit	A deposit of mineralization that may or may not be ore. Under SEC rules, a mineral reserves or ore is determined by a full feasibility study, and mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted or produced at the time the reserve determination is made Under Canadian rules, mineral reserves may be determined by a preliminary feasibility study.

Mineralized Material	A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility. Mineralization classified as “inferred”, is a classification that is acceptable under Canadian regulations (see “Resource Category (Classification) Definitions” below) but cannot be used in a feasibility study and is not recognized by the SEC .

Norite	A coarse-grained plutonic rock in which the chief constituent is basic plagioclase feldspar (labradorite) and the dominant mafic mineral is orthopyroxene (hypersthene).

Pyroxenite	A medium or coarse-grained rock consisting essentially of pyroxene, a common rock forming mineral.

SAMREC Code	South African Code for Reporting of Mineral Resources and Mineral Reserves.

Technical Report	Means a report prepared and filed in accordance with National Instrument 43-101 on the Company’s profile with the Canadian Security Administrators on SEDAR at www.sedar.com. This document refers to three technical reports: the May 2009 Technical Report entitled “Technical Report: Lebowa Platinum Mine, Limpopo Province, South Africa dated May 12 2009; the October 2007 Technical Report entitled “Technical Report on the Updated Resource Estimates on the Merensky Reef and UG2 Deposits, Ga-Phasha PGM Project, Eastern Limb, Bushveld Complex, Limpopo Province, South Africa dated October 19 2007; and the December 2004 Technical Report entitled “Technical Report Resource Estimate on the Boikgantsho Joint Venture, Eastern Limb, Bushveld Complex, Limpopo Province, South Africa dated December 22, 2004”.

Resource Category (Classification) Definitions

Mineral Reserve	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) defines a “Mineral Reserve” as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral reserves are subdivided in order of decreasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

(1) A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

(2) A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Industry Guide 7 — “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” (“Industry Guide 7”) of the SEC defines a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Mineral Resource	NI 43-101 defines a “Mineral Resource” as a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of decreasing geological confidence, into Measured, Indicated and Inferred categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Measured Mineral Resource. A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and other physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

(2) Indicated Mineral Resource. An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineralization may be classified as an Indicated Mineral Resource by the qualified person, as such term is defined in NI 43-101 (“QP”), when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

(3) Inferred Mineral Resource. An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the QP when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Industry Guide 7 does not define or recognize resources. As used in this Annual Report, “mineral resources” are as defined in NI 43-101. See “Cautionary Note to U.S. Investors”.

Currency and Measurement
All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated. See “Item 3 — Key Information”.
Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

PART I
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3 KEY INFORMATION
3.A. Selected Financial Data
The following selected consolidated financial data should be read in conjunction with “Item 5 — Operating and Financial Review and Prospects” and the audited consolidated financial statements, the accompanying notes and other financial information included elsewhere in this Annual Report.
The selected consolidated financial data set forth below for the years ended as at December 31, 2009 and 2008 and for each of the years in the two-year period ended December 31, 2009 have been derived from the Company’s audited consolidated financial statements included in Item 18 of this Annual Report.
Selected consolidated financial data as at and for the years ended December 31, 2007, 2006 and 2005 have been derived from the Company’s previously-published audited consolidated financial statements not included in this document.
The selected consolidated financial data as at December 31, 2009 and 2008 and for each of the years in the two-year period ended December 31, 2009 should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements included in Item 18.
The audited consolidated financial statements from which the following financial data for 2009 and 2008 have been derived were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB.

	Year ended
	December 31, 2009	December 31, 2008
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated statement of comprehensive loss information:
Revenue	62,628	—
Operating loss	39,383	12,066
Loss from continuing operations	39,383	12,066
Net loss	66,584	13,840
Loss attributable to owners of Anooraq	35,532	13,970

Statement of financial position data:
Total assets	1,014,215	12,899
Total equity	209,508	(3,603)
Share capital	71,713	54,948

Per share information (CAD cents)
Basic loss per share	12 cents	8 cents
Diluted loss per share	12 cents	8 cents
Loss from continuing operations per share	12 cents	8 cents

Weighted average shares in issue (number):
Average shares outstanding — basic	305,971,455	185,775,361
Average shares outstanding — diluted	306,254,039	185,775,361
No dividends have been declared for any periods above.

The audited consolidated financial statements from which the following financial data for 2007, 2006 and 2005 have been derived were prepared in accordance with Canadian generally accepted accounting principles.

	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated statement of comprehensive loss information:
Revenue	—	—	—
Operating loss	—	—	—
Loss from continuing operations	14,296	4,505	12,304
Net loss	14,296	4,505	12,304
Loss attributable to owners of Anooraq	14,296	4,505	12,304

Statement of financial position data:
Total assets	16,953	21,829	13,836
Total equity	4,734	8,976	13,457
Share capital	65,110	55,056	55,032

Per share information (CAD cents)
Basic loss per share	8 cents	3 cents	8 cents
Diluted loss per share	8 cents	3 cents	8 cents
Loss from continuing operations per share	8 cents	3 cents	8 cents

Weighted average shares in issue (number):
Average shares outstanding — basic	185,208,607	148,220,407	148,220,407
Average shares outstanding — diluted	185,208,607	148,220,407	148,220,407
No dividends have been declared for any periods above.
The audited consolidated financial statements from which the following financial data for 2007, 2006 and 2005 have been derived were prepared in accordance with United States generally accepted accounting principles.

	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated statement of comprehensive loss information:
Revenue	—	—	—
Operating loss	—	—	—
Loss from continuing operations	14,296	4,505	12,304
Net loss	14,296	4,505	12,304
Loss attributable to owners of Anooraq	14,296	4,505	12,304

Statement of financial position data:
Total assets	17,227	21,829	13,836
Total equity	4,734	8,976	13,457
Share capital	65,110	55,056	55,032

Per share information (CAD cents)
Basic loss per share	8 cents	3 cents	8 cents
Diluted loss per share	8 cents	3 cents	8 cents
Loss from continuing operations per share	8 cents	3 cents	8 cents

Weighted average shares in issue (number):
Average shares outstanding — basic	185,208,607	148,220,407	148,220,407
Average shares outstanding — diluted	185,208,607	148,220,407	148,220,407
No dividends have been declared for any periods above.

Exchange rate information
The following table sets forth certain information with respect to the U.S./CAD dollar exchange rate for the years shown:

U.S. dollar per Canadian dollar for the year ended December 31, or the respective month (1)(2)(3)	Average	High	Low

2005	1.21	1.27	1.15
2006	1.13	1.17	1.09
2007	1.08	1.19	0.92
2008	1.06	1.29	0.98
2009	1.15	1.31	1.03
January 2010	1.04	1.07	1.03
February 2010	1.06	1.07	1.04
March 2010	1.02	1.04	1.01
April 2010	1.01	1.02	1.00
May 2010	1.04	1.08	1.01
June 2010	1.04	1.06	1.02

(1)
The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)	Based on noon buying rates as published by the Bank of Canada.

(3)	The average rates for 2010 have been calculated with information up to June 30, 2010.
The following table sets forth certain information with respect to the CAD/ZAR exchange rate for the years shown:

CAD per ZAR for the year ended December 31, or the respective month (1)(2)(3)	Average	High	Low

2005	0.191	0.213	0.175
2006	0.169	0.195	0.142
2007	0.152	0.169	0.142
2008	0.123	0.151	0.110
2009	0.136	0.150	0.120
January 2010	0.140	0.142	0.138
February 2010	0.138	0.142	0.135
March 2010	0.138	0.139	0.136
April 2010	0.137	0.139	0.133
May 2010	0.136	0.139	0.134
June 2010	0.136	0.139	0.134

(1)
The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)	Based on noon buying rates as published by the Bank of Canada.

(3)	The average rates for 2010 have been calculated with information up to June 30, 2010.
3.B. Capitalization and Indebtedness
Not applicable.
3.C. Reasons for the Offer and Use of Proceeds
Not applicable.

3.D. Risk Factors
Investment in mining companies such as Anooraq is highly speculative and subject to numerous and substantial risks.
The Company faces risks in executing its business plan and achieving revenues. The following risks are material risks that the Company faces. The Company also faces the risks identified elsewhere in this Annual Report. If any of these risks occur, the Company’s business, operating results, cash flows and financial condition could be seriously harmed and, under certain circumstances, the Company may not be able to continue business operations as a going concern. Additional risks not currently known to the Company or that the Company currently deems immaterial may also materially and adversely affect the Company’s business, operating results, cash flows and financial condition.
In addition to the risks described below, see “Cautionary Note to Readers Concerning Technical Review of Bokoni” for a discussion of the principal risks and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of Bokoni.
Anooraq has no history of earnings
Anooraq has a long history of losses and there can be no assurance that Anooraq will achieve or sustain profitability. Anooraq has not paid any dividends on its shares since incorporation. Anooraq anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Anooraq does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is at the discretion of Anooraq’s board of directors after taking into account many factors including Anooraq’s operating results, financial conditions and anticipated cash needs.
The Company may not meet its production level and operating cost estimates and, if it does not, its results of operations may be adversely affected
Anooraq prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Anooraq’s future cash flows, profitability, results of operations and financial condition.
Anooraq’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.
Metal price volatility may render continued commercial production at the Bokoni Mine uneconomic
Anooraq’s business is strongly affected by the world market price of PGM. Anooraq currently sells all of its PGM produced to RPM pursuant to a sale of concentrate agreement.
PGM prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Anooraq’s control. Based on Anooraq’s 2009 PGM production, the approximate sensitivity of its revenue to a 10% increase or decrease in the market PGM price is a $21 million increase or decrease in revenue.
Industry factors that may affect PGM prices are: the demand in the automotive sectors; industrial and jewellery demand; central bank lending, sales and purchases of PGM; speculative trading; and costs of and levels of global PGM production by producers of PGM. PGM prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of PGM is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.
In the future, if PGM market prices were to drop and the prices realized by Anooraq on PGM sales were to decrease significantly and remain at such a level for any substantial period, Anooraq’s profitability and cash flows would be negatively affected.
Depending on the market price of PGM, Anooraq may determine that it is not economically feasible to continue commercial production at the Bokoni Mine, which would have an adverse impact on Anooraq’s financial performance and results of operations. In such a circumstance, Anooraq may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.

Failure to replace depleted reserves will result in declining production levels over the long term
The Bokoni Mine is Anooraq’s only producing property. Anooraq must seek to expand the operating areas of the Bokoni Mine and develop other properties to replace reserves depleted by production to maintain production levels over the long term. Reserves also can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Anooraq’s exploration projects involve many risks and may be unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by expansion, discoveries or acquisitions. The mineral base of Anooraq may decline if reserves are mined without adequate development and replacement, and Anooraq may not be able to sustain production beyond the current life of mine, based on current production rates and development.
Delays or under delivery on projects may adversely affect the Company’s ability to sustain or increase the Company’s present level of production
Anooraq’s ability to sustain or increase its present levels of PGM production is dependent on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including: the accuracy of reserve estimates; metallurgical recoveries with respect to PGM and by-products; capital and operating costs of such projects; the future prices of the relevant minerals; and the ability to secure appropriate financing to develop it. Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Anooraq to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project, and secure appropriate financing to fund these expenditures.
The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Anooraq’s estimates, that metal prices may decrease significantly, or that Anooraq could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed, either on its original timing, or at all. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.
Mineral reserves and resources are only estimates, and there can be no assurance that the estimated reserves and resources are accurate or that the Company will achieve indicated levels of PGM recovery
Anooraq’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of PGM or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.
The SEC does not permit United States mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However this Annual Report also contains resource estimates, which are required by NI 43-101. Mineral resource estimates that do not qualify as reserves are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Anooraq’s mineral resources will be converted into reserves. See “Cautionary Note to U.S. Investors”.
Market price fluctuations of PGM, as well as increased production and capital costs or reduced recovery rates, may render Anooraq’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Anooraq to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Anooraq to reduce its mineral reserves and resources, which could have a negative impact on Anooraq’s financial results. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Anooraq to reduce its reserves. There is also no assurance that Anooraq will achieve indicated levels of PGM recovery or obtain the prices assumed in determining such reserves.

Failure to repay long term borrowings and the level of indebtedness may adversely affect the Company’s ability to finance its operations or to pursue other business opportunities
As of March 31, 2010, Anooraq had cash and cash equivalents of approximately $28 million and capital leases and long-term borrowings of approximately $565.8 million. There can be no assurance that Anooraq will be successful in repaying all of its indebtedness. Anooraq’s level of indebtedness could have important consequences for its operations, including:
•
The Company will need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	The Company’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future, or implement its business strategy.
Anooraq expects to obtain the funds to pay its operational and capital expenditures in 2010 through its future cash flows from the Bokoni Mine operations as well as available facilities on the OCSF. See “Financing the Bokoni Transaction” in Item 4. Anooraq’s ability to meet its payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Anooraq will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Anooraq cannot be certain that its existing capital resources and future cash flows from operations will be sufficient to allow it to pay principal and interest on Anooraq’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Anooraq may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Anooraq to access the bank public debt or equity capital markets on an efficient basis may be constrained by the dislocation in the credit markets, capital and/or liquidity constraints in the banking markets and equity conditions at the time of issuance.
Price volatility and the unavailability of other commodities may adversely affect the timing and cost of the Company’s projects
The profitability of Anooraq’s business is affected by the market prices of commodities produced as products and by-products at Anooraq’s mines, such as platinum, palladium, rhodium, nickel and certain other base metals, as well as the cost and availability of commodities which are consumed or otherwise used in connection with Anooraq’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, water, steel and concrete. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Anooraq’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Anooraq’s projects. If Anooraq’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Anooraq’s operations and projects were to increase, or their availability to decrease significantly and remain at such levels for a substantial period of time, Anooraq may determine that it is not economically feasible to continue commercial production at some or all of Anooraq’s operations or the development of some or all of Anooraq’s current projects, which could have an adverse impact on Anooraq.
There is no certainty that the Company’s future exploration and development activities will be commercially successful
The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Anooraq and its joint venture partners will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.
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

The Company’s current exploration projects may not result in discoveries of commercial recoverable quantities of ore
The Platreef Project and the Ga-Phasha Project are in the exploration as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be ore. There can be no assurance that commercially mineable ore bodies exist. There is no certainty that any expenditure made in the exploration of the Company’s undeveloped mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company must raise substantial additional funding.
Deterioration of economic conditions may adversely affect our business, operating results, cash flows and financial condition
The profitability of Anooraq’s operations is significantly affected by changes in the market price of the metals it mines or explores for. The prices of PGM are volatile, and are affected by numerous factors beyond Anooraq’s control. The level of interest rates, the rate of inflation, world supply of PGM and stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of PGM have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and may have a material adverse effect on Anooraq’s business, results of operations and financial condition.
Compliance with current and future governmental regulations may have a material adverse effect on the Company’s business, operating results, cash flows and financial condition
The exploration and mining activities of Anooraq are subject to various South African national, provincial and local laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substance and other matters. Exploration activities and mining are also subject to various national, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of certain air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Anooraq’s business, results of operation and financial condition.
The Company is required to obtain and renew governmental permits in order to conduct mining operations, which is often a costly and time-consuming process
The Company’s current and anticipated future operations, including continued production at the Bokoni Mine, and further exploration or the development of new projects, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control, including the interpretation of requirements implemented by the applicable permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed the Company’s expectations. Failure to comply with permits may disrupt the Company’s operations. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could materially adversely affect the Company’s revenues and future growth.
A shortage of electricity and high electricity prices could adversely affect the Company’s ability to operate its business
The National Energy Regulator of South Africa (“NERSA”) has released its decision on Eskom’s (South African national power supplier) tariff increase applications. The effect of this decision is that power tariff increases in South Africa will be effected over a three year period as follows:

2010/2011:	24.8%
2011/2012:	25.1%
2012/2013:	25.9%
The net effect of this decision is that power input costs at mining operations in South Africa will increase by approximately 100% over the next three years. The Bokoni Mine operations are currently mining at relatively shallow depths with no major refrigeration requirements expected for the next 30 years of mining. Power costs currently comprise between 5% and 8% (depending on summer or winter tariffs applied) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% (seasonal adjustments) over the next three years. The Bokoni Mine continues to focus efforts on power usage reduction initiatives as part of the efficiency improvement initiatives currently being implemented at the operations.

The Bokoni Mine is also dependent on power generated by Eskom. In the past number of years, there has been an increase in the number of electricity supply interruptions, resulting mainly from recent economic growth exceeding expectations and delayed investments in infrastructure upgrades and development. Although Eskom has announced a number of short- and long-term mitigation plans, there can be no assurance that the Company will not experience power supply interruptions.
The above increases in prices and possible supply interruptions may have a material adverse effect on Anooraq’s business, results of operations and financial condition.
Changes to the regulatory environment have been proposed that would significantly affect the mining industry in South Africa
The mining industry in South Africa, where the Company’s projects are located, is subject to extensive government regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the mining industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which makes the outcome of the legislation uncertain and may cause delays in the regulatory process. A number of significant matters have not been finalized, including the legislation dealing with beneficiation. Mineral beneficiation has become one of the major drivers in advancing the empowerment of historically disadvantaged communities in South Africa. It also presents opportunities for development of new entrepreneurs in large and small mining industries. Anooraq cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on its business.
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
The South African government issues permits and licenses for prospecting and mining rights to applicants using a “scorecard” approach. Applicants need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.
Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of Anooraq and its operations and financial condition.
Disputes or disagreements with third parties who jointly own many of the Company’s assets could adversely affect our business, operating results, cash flows and financial condition
Anooraq holds the bulk of its assets through Plateau’s 51% ownership of Holdco, the remaining 49% being held by Anglo Platinum. Plateau’s interests in these projects are subject to the risks normally associated with the joint ownership of operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau’s profitability or the viability of its interests held through Holdco, which could have a material adverse impact on Anooraq’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with Anglo Platinum on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of Anooraq and Anglo Platinum to meet their obligations in respect of jointly owned properties; and (iii) litigation between Anooraq and Anglo Platinum regarding jointly owned property.
Future disputes and disagreements with business partners could adversely affect the business of Anooraq and its operations and financial condition.
There are uncertainties as to title matters in the mining industry. Any defects in such title could cause the Company to lose its rights in mineral properties and jeopardize its operations.
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

The risks associated with mining and processing pose operational and environmental risks that may not be covered by insurance and may increase costs
The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and precious metal losses, most of which are beyond Anooraq’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Anooraq may incur significant costs or experience significant delays that could have a material adverse effect on Anooraq’s financial performance, liquidity and results of operation.
No assurance can be given that the Company’s insurance will cover such risks and hazards, that the insurance will continue to be available, that it will be available at economically feasible premiums, or that Anooraq will maintain such insurance. In addition, Anooraq does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Anooraq’s cash flow and overall profitability.
The Company’s property interests and operations are subject to political risks and uncertainties associated with investment in a foreign country
South Africa has recently undergone major constitutional changes to effect majority rule, and affecting mineral title. Accordingly, all laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Anooraq. Anooraq’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates, and inflation.
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
Enforcement of judgments or bringing actions outside the United States against the Company or its directors and officers may be difficult
The Company is a Canadian corporation, with its principal place of business in South Africa. A majority of the Company’s directors and officers and some or all of the experts named in this Annual Report are not residents of the United States and substantially all of the Company’s assets and the assets of a majority of the Company’s directors and officers and the experts named in this Annual Report are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the United States Securities Act of 1933, as amended. Investors should not assume that courts outside of the United States (1) would enforce judgments of United States courts obtained in actions against the Company or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws.
The Company faces intense competition in the mining industry
The mineral exploration and mining business is competitive in all of its phases. Anooraq competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Anooraq, in the search for and the acquisition of attractive mineral properties. Anooraq’s ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Anooraq will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

The Company is subject to extensive environmental legislation and the costs of complying with these applicable laws and regulations may be significant
Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect Anooraq’s operations. Environmental hazards may exist on the properties in which Anooraq holds interests which are unknown to Anooraq at present and which have been caused by previous or existing owners or operators of the properties. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, Anooraq’s operations and exploration activities are subject to South African national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.
The loss of key personnel and workforce unavailability could harm the Company’s mining operations and projects
Anooraq is dependent on a relatively small number of key employees (such as the Chief Executive Officer and the Chief Financial Officer), the loss of any of whom could have an adverse effect on Anooraq. The Company also does not maintain any “key person” insurance.
HIV/AIDS is prevalent in Southern Africa. Employees or contractors of the Company may have or could contract this potentially deadly virus. There has been a steady emigration of skilled personnel from Southern Africa in recent years. Generally, the prevalence of HIV/AIDS could cause lost employee man hours and the emigration of skilled employees could adversely affect Anooraq’s ability to retain its employees.
Anooraq is dependent on a workforce which is heavily unionised with approximately 95% of the workforce belonging to three competing unions. This poses a risk in that union disputes may give rise to industrial action and work stoppages from time to time. Communication and negotiating forums have been established with all unions participating therein.
Fluctuations in foreign currency exchange rates in relation to the United States dollar may have an adverse effect on the Company’s operating results
Anooraq conducts operations in currencies other than United States or Canadian dollars. Of particular significance is the fact that Anooraq’s operations in South Africa are almost entirely paid for in ZAR, which has historically devalued against the United States dollar as well as the Canadian dollar, but which recently has shown unexpected and substantial strength against most major world currencies, including the United States dollar and the Canadian dollar. The strength in the ZAR, if it continues, will negatively impact the potential profitability of Anooraq’s mining operations.
The price of PGM is denominated in United States dollars and, accordingly, Anooraq’s revenues, if any, are linked to the United States dollars. In order to earn or maintain property interests, certain of Anooraq’s payments are to be made in ZAR. As a result, fluctuations in the United States dollar against the ZAR could have a material adverse effect on Anooraq’s financial results, which are reported in Canadian dollars.
Restrictions on the Company’s ability to transfer assets to or from its foreign subsidiaries may restrict its ability to fund its operations efficiently
Anooraq conducts operations through foreign subsidiaries, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Anooraq’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Anooraq’s valuation and stock price, despite the South African Reserve Bank introducing various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country.

Anooraq’s share price is volatile
The market price of a publicly traded stock, especially a resource company like Anooraq, is affected by many variables not directly related to the mining and exploration success of Anooraq, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares suggests Anooraq’s shares will continue to be volatile.
The possible failure to realize anticipated benefits of the Bokoni Transaction
As a result of the completion of the Bokoni Transaction, the Company is in the process of realizing its goal of becoming a significant PGM producer. Achieving the benefits of this and future acquisitions depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses requires the dedication of substantial management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that could adversely affect the Company’s ability to achieve the anticipated benefits of these and future acquisitions.

ITEM 4 INFORMATION ON THE COMPANY
4.A. History and development of the Company
1. Name, Address and Incorporation; Trading Markets
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
The Canadian head office of the Company is located at Suite 1020 — 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092 and the registered office is in care of its Canadian attorneys, McCarthy Tétrault LLP, at Suite 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, telephone (604) 643-7100, facsimile (604) 643-7900. The South African head office of the Company is located at 4th Floor — 82 Grayston Drive, Off Esterhysen Lane, Sandton, South Africa 2146, telephone: +27 11 883 0831, facsimile: +27 11 883 0836.
The Company trades on the TSX-V (symbol ARQ) and NYSE Amex (symbol ANO). In 2006, Anooraq affected an inward listing on the Johannesburg Stock Exchange Limited and began trading on the Johannesburg Stock Exchange on December 19, 2006 under the trading symbol of ARQ.
2. Summary Corporate History and Intercorporate Relationships
From 1996 to mid-1999, the Company’s mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African platinum group metals project, the Platreef Project. The Company has two active Cayman Islands subsidiaries, N1C and N2C. These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands. The two subsidiary structure was adopted by the Company with a view to minimizing exposure to potential capital gains taxes if the Company’s South African exploration is successful. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau, a private South African mining corporation purchased by Anooraq on August 28, 2001. Anooraq holds its interests in South Africa through Plateau.
In September 2004, the Company and Pelawan, a private South African company, completed a transaction combining their respective PGM assets, comprising the Company’s PGM projects on the Northern and Western Limbs of the “Bushveld Igneous Complex” and Pelawan’s 50% participation interest in the Ga-Phasha (previously known as “Paschaskraal”) Project on the Eastern Limb of the Bushveld in the Republic of South Africa.
Pursuant to the terms of the Pelawan transaction, which constituted a RTO under the policies of the TSX-V, the Company acquired Pelawan’s rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (63% of the total outstanding shares in Anooraq at that time) and a cash payment of ZAR 15.7 million. By completing the RTO with Pelawan, Anooraq reconstituted itself as a BEE company in South Africa with a view to positioning itself for greater opportunities within the South African mineral sector. This strategy was successful in 2007 when Anooraq announced a major BEE transaction with Anglo Platinum pursuant to which the two corporations determined to combine all of their existing joint venture interests, together with 100% of Anglo Platinum’s Bokoni Mine (formerly Lebowa Platinum Mines), under a new group structure, The Bokoni Group, of which Anooraq holds control over 51% of the equity and has management control over all operations, and Anglo Platinum retains a 49% minority interest in the Bokoni Group. The Bokoni Transaction was completed on July 1, 2009.
Bokoni Mine
2009 represented the most important year in Anooraq’s history. With effect from July 1, 2009, the Company transformed from an exploration and development company into a PGM producer through the Bokoni Transaction.
Rationale for the Bokoni Transaction
Anooraq’s objective has been to become a significant “mine-to-market” PGM company with a substantial and diversified PGM asset base, including production, development and exploration assets. The Bokoni Transaction is the first stage of advancing the Company’s PGM production strategy, and has resulted in the Company controlling refined production of 147,600 4E ounces and a significant mineral resource base of approximately 200 million PGM ounces (measured, indicated and inferred), the third- largest PGM mineral resource base in South Africa, based on comparison with public information on declared resources by other companies.

The acquisition of a further 1% interest in the Ga-Phasha Project, Boikgantsho Project and Kwanda Project furthers Anooraq’s strategy to control the management and development of those projects.
The Company considers the Bokoni Transaction to represent significant value accretion to shareholders. The Bokoni Transaction cost represented approximately US$6.32 per PGM ounce of total resources (measured and indicated). The net present value of the estimated discounted cash flow from the Bokoni Mine over the 35 year life of mine plan at a 7.5% discount rate is ZAR 9.29 billion, of which ZAR 4.65 billion is attributable to Anooraq. In addition, acquiring Bokoni provides Anooraq with control over significant additional mineral resources.
For Anglo Platinum, the Bokoni Transaction represents one of the BEE transactions mandated by the Mining Charter, enabling Anglo Platinum to secure the conversion of its “old order” rights to “new order” rights, as more particularly described under the heading “Mining and Exploration in South Africa” below. Through the Pelawan Trust shareholding, Anooraq currently has a BEE shareholding of approximately 57% and, pursuant to the Anooraq Shareholders Agreement, the shareholding of the Pelawan Trust (or any other historically disadvantaged person, as defined in the Pelawan Agreements, participating in the trust) in Anooraq cannot be diluted to below the shareholding threshold of 51% required under South African law.
Anooraq expects that the Bokoni Transaction will contribute to the economic empowerment of HDPs and promote job creation, community upliftment, the participation of women in the mining sector and the establishment of a significant, world class HDP managed and controlled PGM mining and development company.
The next stage of Anooraq’s growth strategy is to implement its mine-to-market strategy in order to acquire control over its metal production. In connection with this strategy, Anooraq, through Bokoni, has agreed to enter into a limited off-take agreement with Anglo Platinum in respect of concentrate produced at Bokoni. This off-take agreement has a term of five years and is renewable, at Anooraq’s election, for a further period of five years. In addition, Anooraq, through Ga-Phasha, has entered into a limited off-take agreement with Anglo Platinum in respect of concentrate produced from the Ga-Phasha Project. This off-take agreement has an initial term of ten years and is renewable, at Anooraq’s election, for a further period of ten years. Pursuant to the Ga-Phasha Project off-take provisions in the Holdco Shareholders Agreement (the “Ga-Phasha off-take agreement”), should Anooraq elect to extend the Ga-Phasha off-take agreement with Anglo Platinum beyond the initial term, then Anooraq may exercise options to acquire an ownership interest in Anglo Platinum’s Polokwane smelter complex (the “smelter options”). The first smelter option entitles Anooraq to acquire an ownership interest in the Polokwane smelter complex equal to the percentage ratio that the concentrate feed from the Ga-Phasha properties bears to the design capacity of the Polokwane smelter complex, for a purchase consideration of ZAR 1.00, plus any restructuring costs that may be required to facilitate this acquisition. The option is exercisable within 30 days after the commencement of the second ten year period of the Ga-Phasha off-take agreement. The second smelter option entitles Anooraq to acquire an additional ownership interest in the Polokwane smelter equal to the percentage ratio that the attributable concentrate feed produced by the whole of the Anooraq group, other than from the Ga-Phasha properties, bears to the design capacity of the Polokwane smelter, for a purchase consideration equal to the equivalent percentage of the replacement cost of the smelter, less pro-rated wear and tear. This option is exercisable within the first five years of the second ten year period of the Ga-Phasha off-take agreement. Polokwane smelter design capacity is to treat approximately 1.6 million platinum ounces per year.

Structure of Ownership Following the Bokoni Transaction
Following the Bokoni Transaction, the simplified corporate structure of the Company’s and Anglo Platinum’s interest in the Bokoni Mine and the Boikgantsho Project, Ga-Phasha Project and Kwanda Project, is as follows:
The above simplified corporate structure is illustrated on a fully diluted share basis, post conversion of the B preference shares. Plateau Resources (Proprietary) Limited is an indirect wholly owned South African subsidiary of Anooraq Resources Corporation. Plateau owns the 51% shareholding in Holdco.
Additional Commercial Terms of the Bokoni Transaction
Prior to July 1, 2009, Bokoni acted as contractor to LPM, conducting all mining operations in respect of the Bokoni Mine. As of July 1, 2009 the contractor arrangement terminated. In light of Anooraq’s mine-to-market strategy, Anooraq, through Bokoni, has agreed to enter into a limited off-take agreement with Anglo Platinum in respect of concentrate produced at the Bokoni Mine and has entered into the Ga-Phasha off-take agreement with respect to concentrate that may be produced at Ga-Phasha.
The rehabilitation trust provision in respect of the Bokoni Mine (currently in an Anglo Platinum fund) will be transferred to a new rehabilitation trust fund to be established for Holdco’s operations. Anglo Platinum’s current rehabilitation trust guarantees in respect of the Bokoni Mine will remain in place until July 1, 2010 for the benefit of Holdco. Thereafter, Holdco will be required to replace such guarantees.
In connection with the Bokoni Transaction, the Company has also entered into the Bokoni Platinum Mine ESOP Trust and the Anooraq Community Participation Trust (see below under “Share Ownership Trusts” for further information regarding the Bokoni Platinum Mine ESOP Trust and the Anooraq Community Participation Trust).
Management and Funding of Operations
Plateau and RPM entered into the Holdco Shareholders Agreement to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Holdco and its subsidiaries, including the Bokoni Mine.
Plateau is entitled to nominate the majority of the directors of Holdco and Bokoni, and has undertaken that the majority of such nominees will be HDPs. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group, pursuant to the Holdco Shareholders Agreement.
Pursuant to the Holdco Shareholders Agreement, the board of directors of Holdco, which is controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum Ltd group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled capital repayments due by Plateau to Standard Chartered, pursuant to the Debt Facility are made in accordance with the debt repayment profile of the Debt Facility (the “Initial Period”), Plateau’s shareholding in Holdco cannot be diluted for default in respect of equity contributions.

Pursuant to the terms of shared services agreements, Anglo Platinum provides certain services to the Bokoni Mine at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. The Company, through Plateau, provides certain management services to the Bokoni Mine pursuant to service agreements entered into with effect from July 1, 2009.
The Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production pursuant to the terms described above.
OCSF
In order that Plateau is able to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at the Bokoni Mine during the initial three year ramp up phase at the mine, RPM provided Plateau with the OCSF which can be drawn up to a maximum of $106.4 million (ZAR 750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears. As at December 31, 2009, Plateau had drawn $27.5 million (ZAR 194 million) of the OCSF to meet its share of the Bokoni Mine’s funding requirements.
In addition, Anglo Platinum made available to Plateau the standby facility for up to a maximum of 29% of the Bokoni Mine’s cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term. The standby facility will bear interest at the prime rate of interest in South Africa. As at December 31, 2009, no draw down was made on the standby facility.
The shareholder loans in Holdco and the Bokoni Mine acquired through the acquisition structure rank senior to other internal financing arrangements and are on consistent terms and conditions to the Debt Facility, in order to ensure that 51% of the Bokoni Mine’s net cash flows are available to meet Plateau’s Debt Facility obligations.
Special Shareholder Arrangements
Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled company pursuant to the Holdco Shareholders Agreement. During the Initial Period, Plateau is required to ensure that, among other things: (i) HDPs effectively own, through Plateau, its subsidiaries and its controlling shareholders (i.e. the Anooraq Control Structure), at least 26% of the business of Holdco, measured on a see-through basis; (ii) a majority of the directors of Holdco are HDPs; and (iii) a majority of the directors of Pelawan are HDPs. At any time during the term of the Holdco Shareholders Agreement, if a change in control of Holdco occurs, Plateau is required to “remedy” the change by either restoring the status quo or procuring that the change is superseded by a further transaction that results in the acquisition of control of Pelawan by HDPs who were beneficial owners of Pelawan as at the date of signature of the Holdco Shareholders Agreement, or involves such shareholders expropriating the defaulting shareholder’s interest (with no attendant change in control). If Plateau fails to do so within the period specified in the Holdco Shareholders Agreement, RPM will be entitled to compel the purchase by Plateau of RPM’s interests in Holdco for fair market value.
Financing the Bokoni Transaction
The Company financed the Bokoni Transaction at the Plateau level through a combination of the Debt Facility provided by Standard Chartered Bank (“Standard Chartered”) and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, RPM (the “Vendor Finance Facility”). In addition, the Company secured an agreement with RPM whereby RPM will provide Plateau with the OCSF of up to a maximum of $106.4 million (ZAR 750 million) and access to RPM’s attributable share of the Holdco cash flows (“the standby facility”) up to a maximum of 80% of all free cash flow generated from the Bokoni Mine to meet its repayment obligations under the terms of the Debt Facility.
1. Debt Facility
Plateau secured the Debt Facility with Standard Chartered for an amount of up to $111 million (ZAR 750 million), including deferral of interest for up to a maximum of three years or $37 million (ZAR 250 million) of the Debt Facility. On July 1, 2009, Standard Chartered advanced $74 million (ZAR 500 million) to Plateau and interest amounting to $5.0 million has been rolled up for the period ended December 31, 2009.
The Debt Facility is repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest is calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (13.049 % at December 31, 2009).

The total amount of the interest payable on the notional amount of the Debt Facility of $74 million (ZAR 500 million) drawn down on July 1, 2009 is hedged with effect from July 1, 2009 until July 31, 2012.
The Debt Facility has a term of 108 months from July 1, 2009. Pursuant to the Holdco Shareholders Agreement (as defined below), if Plateau’s cash flows derived from Holdco are insufficient to meet its debt repayment obligations under the Debt Facility, RPM is obligated, pursuant to the standby loan facility, to provide Plateau a portion of its entitlement to the Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Holdco for this purpose.
On December 11, 2009, 34% of the Debt Facility was syndicated to First Rand Bank Limited, acting through its Rand Merchant Bank division.
2. Vendor Finance Facility
RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $177.8 million (ZAR 1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $162.9 million (ZAR 1.1 billion).
Cash component
In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $177.8 million (ZAR 1.2 billion). These shares are cumulative mandatory redeemable shares that attract a fixed annual cumulative dividend of 12%. The Company is obligated to redeem the outstanding amount including undeclared dividends that should have been declared within six years (July 1, 2015) of issue, to the extent that the Company is in the position to redeem the shares. Any preference shares not redeemed in six years must be redeemed after nine years (July 1, 2018).
During the three year period prior to the initial maturity date, Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts of the standby facility (ii) any outstanding amounts of the OCSF and (iii) the Plateau Preferred A Shares. Plateau is obliged to undertake the refinancing process but if the debt is not re-financeable based upon the capital markets at that time then there is no sanction on Plateau.
Share Settled Financing — The B preference shares
In terms of the Share Settled Financing component, Pelawan, the majority shareholder of Anooraq, established a wholly owned subsidiary (the “Pelawan SPV”) and transferred 56,691,303 Anooraq common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the SPV (the “SPV Preferred Shares”) for an aggregate sum of $162.9 million (ZAR 1.1 billion). Pelawan encumbered its shareholding in the Pelawan SPV in favor of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.
The Pelawan SPV subscribed for two different classes of convertible “B” preferred shares in Plateau for $162.9 million (ZAR 1.1 billion), each such class being convertible into common shares in the capital of Plateau (“Plateau Common Shares”) and entitling the holder to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Common Shares (“The “B” preference shares”). The “B” preference shares are zero coupon shares and carry no rights to preference dividends.
Pursuant to the agreement between the Pelawan SPV and Anooraq (the “Exchange Agreement”), upon Plateau issuing Plateau Common Shares to the SPV, Anooraq will take delivery of all Plateau Common Shares held by the SPV and, in consideration therefor, issue to the Pelawan SPV such number of Anooraq common shares that have a value equal to the value of such Plateau Common Shares. The total number of Anooraq common shares to be issued on implementation of the Share Settled Financing arrangement is 227.4 million common shares. Once the “B” preference shares have been converted into Anooraq common shares, the Company will have fully diluted shares outstanding equal to 429 million common shares of one class (not including any other Anooraq common shares that may hereafter be issued).
The final result of the Share Settled Financing is that: (i) RPM funded a payment of $162.9 million (ZAR 1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million common shares in Anooraq; and (ii) Pelawan will receive 111.6 million common shares in Anooraq.
The SPV Preferred Shares are convertible in one or more tranches into common shares in the capital of the SPV (“SPV Common Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Common Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to Pelawan SPV Common shares and RPM subscribing for additional SPV Common shares as a result of the special dividend, the SPV will immediately undertake a share buyback of all SPV Common shares held by RPM and will settle the buyback consideration by delivering 115.8 million Anooraq common shares to RPM.

As and when RPM issues a conversion notice as described above, in order to prevent the dilution of the Pelawan’s interest in Anooraq below the minimum 51% threshold as required by South African law, the Pelawan SPV will require Plateau to convert sufficient convertible preferred shares in the capital of Plateau into Plateau Common shares. Immediately thereafter, Anooraq will take delivery of such Plateau Common shares and issue such number of common shares (in an aggregate amount of 111.6 million common shares) to the Pelawan SPV pursuant to the Exchange Agreement. Such common shares will be held by the Pelawan SPV and will be subject to a lock-in that will prevent the Pelawan SPV and Pelawan from disposing of such shareholding for so long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq.
RPM will be able to trade its 115.8 million Anooraq common shares on an unrestricted basis, subject to applicable securities laws. RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Company’s common shares which it will hold. It will, however, prior to disposing of any such common shares, engage in a consultative process with Anooraq, and endeavor to dispose of such common shares in Anooraq in a reasonable manner. Neither Pelawan nor any of shareholders of Pelawan have any pre-emptive rights in respect of RPM’s common shares in Anooraq.
Benefits of the Bokoni Transaction
The key benefits of the Bokoni Transaction are:
•	the Company has become a significant and sustainable HDP managed and controlled PGM producer and supplier of PGM concentrate, together with exploration and mining development projects;
•
the Company now has effective management control over all of its PGM assets, which assets comprise in total, in excess of 200 million PGM ounces (measured, indicated and inferred), constituting the third-largest PGM resource base in South Africa;

•	the Company has gained effective control of its existing PGM exploration projects, the Ga Phasha Project, the Boikgantsho Project and the Kwanda Project; and
•	the Company’s asset base is fully funded to expand its targeted production base from approximately 150,000 PGM ounces in 2009 to 270,000 PGM ounces per annum by 2014.
Share Ownership Trusts
The purpose of the Bokoni Platinum Mine ESOP Trust and the Anooraq Community Participation Trust (the “Share Ownership Trusts”) is to provide the employees of Bokoni and the members of the communities affected by Anooraq’s operations, respectively, with the opportunity to participate in, and benefit from, Anooraq’s success.
On July 1, 2009, Anglo Platinum donated $15.4 million (ZAR 103.8 million) to the Anooraq Community Participation Trust, of which $10.9 million was used to subscribe for 9,799,505 common shares of Anooraq. The balance of Anglo Platinum’s contribution will be used to assist the communities impacted by Bokoni over the forthcoming periods.
Anglo Platinum contributed an amount of $6.8 million (ZAR 45.6 million) to the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”) to facilitate its establishment, and approximately $5 million of this amount was utilized by the ESOP Trust to subscribe for 4,497,062 common shares of Anooraq. The ESOP Trust is consolidated by Anooraq as a special purpose entity.
The above mentioned trusts subscribed for the common shares at a subscription price equal to $1.11, being the closing price of the common shares on the TSX-V on the day prior to the announcement of the revised Bokoni Transaction terms. As a result of the subscription by these trusts, Anooraq received proceeds of approximately $16 million. The trusts hold the common shares along with other investments for the purpose of making distributions to their beneficiaries in accordance with their governing trust deeds.
4.B. Business Overview
Anooraq’s Business Strategy and Principal Activities
Anooraq is engaged in mining, exploration and development of mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of annual primary platinum supply to international markets.
The major market for PGMs remains the automotive sector where varied combinations of platinum, palladium and rhodium are used in autocatalytic converters which reduce the effects of harmful emissions generated by automobiles. 2009 represented a difficult year for the automotive sector with declining auto sales in the United States and European markets. This drop in demand was partly offset by government economic stimulus packages through incentivized vehicle scrappage programmes and increased auto demand in China, where new vehicle sales increased to new record levels to rival the United States as the top new vehicle sales region internationally.

The PGM jewellery market remains an important demand component for the sector and 2009 was a stellar year for platinum demand from Asian countries, with Chinese jewellery demand rising and remaining resilient throughout the period. The introduction of new platinum and palladium exchange traded funds over recent years, and more recently in the United States, has increased investor demand within the sector and is expected to continue to create more price volatility for PGMs going forward.
Increased vehicle emission control standards internationally, together with continued growth and industrialization in China, India, Brazil, Russia and Indonesia are expected to provide significant growth opportunity for demand growth in the PGM market.
Anooraq derives its revenues from PGM production through the sale of a metal in concentrate produced at the Bokoni Mine to Anglo Platinum in terms of a dedicated concentrate sale agreement. This metal in concentrate contains various payable metals, the most material of which are precious metals, being platinum, palladium, rhodium and gold, as well as base metals, containing copper and nickel. On delivery of the Bokoni metal in concentrate to Anglo Platinum, metal assays are performed in order to assess metal content and Anglo Platinum then pays Anooraq for such metal in concentrate based on a formula relating to spot metal pricing, less smelting and refining charges, as well as penalties (if applicable).
There are three major PGM producers in South Africa with smelting and refining capacity in South Africa, producing in excess of 80% of total PGM production from South Africa. The balance of production comes from smaller PGM producers, the majority of which produce and sell metal in concentrate to one of the three major producers for smelting and refining in terms of an off-take agreement.
Commodity cycles in general consist of peaks and troughs, depending on a myriad of economic factors. Up until mid-2008, the Company witnessed a seven year upward cycle in the PGM prices and then saw a structural pull back from mid-2008 through to 2009, largely predicated on the global credit crunch, with signs of recovery starting to emerge in early 2010.
Underground mining operations in South Africa are labor intensive with 60% of operational expenditure at the Bokoni Mine applied to labor. The Bokoni Mine has approximately 3,500 employees and approximately 1,000 contractors. The mine employees are represented by three labor unions and wage negotiations are generally held every two years with a one to two year wage accord being agreed subsequent to such negotiations.
Mining and Exploration in South Africa
The South African mining sector has undergone a series of significant legislative changes in the past decade.
Anooraq has been advised by the DMR that the Bokoni Group has received conversion of all of its mining rights, as well as its prospecting rights into new order rights. A “new order” mining right is a limited real right that may be enforced against third parties and once granted the South African government has a limited power to interfere in the right. Failure to respect to such a right could give rise to criminal liability, a civil claim for damages or an administrative justice action.
The Royalty Act
The South African government has enacted the Royalty Act, which imposes a royalty payable to the South African government by business based upon financial profits made through the transfer of mineral resources. The legislation was passed on November 17, 2008 and came into operation on March 1, 2010.
As a result of the legislation resulting from this Royalty Act, a royalty will be levied for the benefit of the National Revenue Fund of the government of the Republic of South Africa. The amount levied is based on a percentage calculated by a formula, up to a maximum of 5% on gross sales of refined mineral resources and 7% on gross sales of unrefined mineral resources.
The ultimate royalty to be charged is formula-based, varying according to the profitability of mining operations. As the Bokoni Mine produces metal in concentrate (unrefined mineral resources) the minimum royalty payable with effect from March 1, 2010 will be 0.5% of gross sales and the maximum royalty payable will be 7% of gross sales, based on the following formula:
Royalty percentage payable on gross sales of unrefined metal produced = 0.5 + [(EBIT x 9)/gross sales]. The imposition of this royalty was anticipated by the Company and has been taken into consideration with regard to all budgeting and other financial planning processes going forward. The Company expects to pay royalty tax at the lower end of the range of 0.5% to 7% of gross loss.

Other
Anooraq has a management service agreement with Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.). HDSI is a private corporation, consisting of technical, legal, regulatory and financial specialists that have been managing projects for publicly-listed companies throughout the world for twenty years.
The Company concluded a number of agreements with respect to services at the Bokoni Mine with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include a limited off-take agreement whereby the Bokoni Mine sells the concentrate produced at the mine to RPM at market related prices.
Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies will continue to provide certain operational services to the Bokoni Mine at a cost that is no greater than the costs charged to any other Anglo American plc company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third-party services.
The Bokoni Mine has approximately 4,500 employees (including approximately 1,000 contractors), including approximately 15 of who may be considered senior management.
Information on mineral rights and prospecting and mining permits is provided in Item 4.D. “Property, Plants and Equipment”.
4.C. Organizational Structure
Below is a list of the Company’s significant subsidiaries.

Name	Country of Incorporation	Proportion of ownership interest

N1C Resources Incorporation	Cayman Islands	100%
Anooraq Minera Mexicana	Mexico	100%
N2C Resources Incorporation *	Cayman Islands	100%
Plateau Resources Proprietary Limited *	South Africa	100%
Bokoni Holdings Proprietary Limited *	South Africa	51%
Bokoni Mines Proprietary Limited *	South Africa	51%
Boikgantsho Proprietary Limited *	South Africa	51%
Kwanda Proprietary Limited *	South Africa	51%
Ga-Phasha Proprietary Limited *	South Africa	51%
Lebowa Platinum Mine Limited *	South Africa	51%

*	Indirectly held

4.D. Property, Plants and Equipment
Anooraq holds interests in properties located in the Republic of South Africa in a geological province known as the Bushveld Complex, as shown in Figure 1.
Figure 1. Location of the Bokoni Mine, Ga-Phasha and Platreef Properties
Regional Geology
The Bushveld Complex was formed when a large igneous body was emplaced in the earth’s crust. As the magma slowly cooled, silicate, sulphide, oxide and other minerals crystallized, forming texturally and mineralogically distinctive layers. During this process PGM, nickel and copper (usually occurring with, or as, sulphide minerals) became sufficiently enriched to form mineralized horizons. As a result, the Bushveld Complex plays host to layered PGM deposits, usually with significant nickel and copper contents.
Many of the layers within the Complex, including the economically important horizons, are continuous over tens of kilometers. However, the uniformity of the Merensky and UG2 horizons is disrupted in places by small circular depressions known as potholes.
In the Western and Eastern Bushveld Complex, PGM mineralization is currently extracted from two main horizons within the layered sequence of intrusive rocks: the Merensky Reef and the UG2 chromitite (a layer consisting largely of the mineral chromite). The UG2 layer lies below and essentially sub-parallel to the Merensky Reef but the two units are separated by 15 to 400 metres of intervening layered intrusive rocks. The Merensky Reef is platinum rich relative to the UG2, where platinum and palladium occur in more or less equal proportions. The UG2 typically contains significantly more rhodium than the Merensky Reef (i.e. 10% or more of total PGM in places). The Platreef occurs on the Northern Limb of the Complex. It is 100-250 meters thick. The Platreef is mineralogically similar to the Merensky Reef but its platinum palladium ratios, at ~1:1, are more like those in the UG2 horizon.
The Bokoni Mine
The following technical information (page 33 to page 61) is derived from the technical report by Deloitte Mining Advisory Services, written in compliance with NI 43-101 and the Canadian Institute and Mining and Metallurgy (“CIM”) Definition Standards, which describes the Bokoni mineral exploration, development and mining production. The May 2009 Technical Report is based on a detailed technical review of work performed by others and completed by the following independent qualified persons: J. Schweitzer, Pr.Sci.Nat., FSAIMM and S. de Waal, Pr.Sci.Nat., (geology, mineralization and mineral resources), G. Guler, PrEng, FSAIMM, MAusIMM (mineral reserves and mine planning), T. Naidoo, Pr.Sci.Nat. (exploration, drilling, sampling and data verification), and P. Kramers, PrEng., FSAIMM (mineral processing and metallurgical testing).

Location and Property Description
The Bokoni Mine is located in the Sekhukhuneland District of the Limpopo Province of South Africa, approximately 80 km southeast of Polokwane, the provincial capital city, and approximately 330 km northeast of the city of Johannesburg. The area is serviced by a tarred road between Polokwane and Burgersfort. There is direct access along a service road from the Bokoni Mine to the main tarred road.
The Bokoni Mine is an operating mine located on the north-eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The mining operations consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 Reef horizons.
The Mineral Resources and Mineral Reserves on the above properties are located within the Merensky and the UG2, which outcrop and sub crop on these properties and underlie the properties, dipping from the east towards the west. The Measured and Indicated Resources are primarily located in the shallow areas above 650 m while the balance of the Mineral Resource is located in the deeper areas below 650 m and is classified as inferred resources. Similarly, the majority of the Proven and Probable Reserves are located less than 650 m below the surface. Figure 2 illustrates the locations of the areas covered by the mining licenses according to South African Surveyor General’s plans. Traditionally, South African mining rights are issued over complete properties (farms) or portions thereof.
Mineral Rights
The Bokoni property consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The Bokoni mining area, together with license numbers and expiry dates are presented in Table 1 below.
Table 1: Bokoni Mine’s Mining License Areas.

		Old Order		Date
		License	Original	Conversion	New Order
Property	Area (ha)	No.	Expiry Date	Granted	License Number	Valid For
Middelpunt 420 KS	1 544.91	06/2003	17/12/2025	12/05/2008	LP 30/5/1/2/59/MR	Up to 30 years
Diamand 422 KS	2 238.65
Umkoanesstad 419 KS	2 635.10
Zeekkoegat 421 KS	2 127.69
Brakfontein 464 KS	2 391.04
Wintersveld 417 KS	2 459.75	23/2003	26/11/2013	12/05/2008	LP 30/5/1/2/65/MR	Up to 30 years
Jagdlust 418KS	2 062.63
Total	15 459.77
Surface rights
The surface overlying the Bokoni Mine is owned by the South African government, and tenure to the required areas are currently held through various surface right permits (“SRPs”) in terms of Section 90 of the Mining Rights Act of 1967 and lease agreements. Pursuant to Item 9 in Schedule II to the Mineral Development Act, such SRPs will remain in force and attach to converted mining rights. Such SRPs have been re-registered in accordance with the requirements of Item 9.
Surface structures
In addition to the various mine shafts, the Bokoni Mine’s surface structures include:
•	The mine buildings including: offices, change-houses and hostel facilities;
•	Workshops, compressor houses and stores;
•	Concentrators (which includes milling); and
•	Tailings dams and waste rock dumps.

Figure 2 is a plan indicating the Bokoni Mine’s surface infrastructure and mining licenses
Access, Climate and Topography
The Bokoni Mine is located on an undulating plain between a range of hills in the north and a range of low mountains in the south. The plain is bisected by the Rapholo River, a major river in the area, which joins the Olifants River further downstream.
The average altitude of the plain is 800 meters above mean sea-level (“mamsl”) and the average altitude of the adjacent mountains is 1,600 mamsl. The plain, hills and mountains are sparsely vegetated with grasses, shrubs and occasional small trees with stunted growth. The vegetation is a result of both the arid climate and over-grazing by cattle and sheep.
There is some subsistence agriculture in the adjacent areas which is limited to small family farmed maize fields. There are notable expanses of bare soil on the surrounding properties and erosion is evident along water-courses in the area.
The Bokoni Mine is accessed from the R35 provincial all-weather road between Polokwane, the capital of Limpopo Province and Burgersfort, a town to the south-east in the neighbouring province of Mpumalanga. The nearest railway stations are at Polokwane and Steelpoort 80 km and 100 km away, respectively. However, rail is not the preferred means of transport and all stores and equipment are delivered by road-truck to the Bokoni Mine.
The nearest commercial (domestic) airport is at Polokwane but the Bokoni Mine has a private heliport which is available for emergency evacuation if required.
The nearest large town is Polokwane, which is a modern and developing town providing housing, schooling, health care, shopping, commercial and government administrative facilities.
Many of the Bokoni Mine employees reside in Polokwane in company-owned or privately-owned suburban housing and commute to the Bokoni Mine by company bus or by private vehicle. The remaining employees are housed in a mine residential ‘village’ at the Bokoni Mine, while some staff reside in local private dwellings in the surrounding rural area.
The Sekhukhuneland District of the Limpopo Province has a typical arid, temperate Southern African climate. In the summer (September/October to March/April) day-time temperatures can reach the mid to high 30°C cooling to just below 20°C overnight. Rainfall occurs between November and March and annually can be between 300 millimetres (mm) and 500 mm.
Winter temperatures can be below 10°C overnight but warming to the mid-20s in the daytime. Winter is characterized by clear skies and summer by clear skies with isolated clouds. In both cases the vast majority (70% or greater) of days can be classified as ‘sunny’. Extreme weather conditions occur only a few times a year and can include mist, high wind with dust, thunderstorms and occasional hail. The mine operates twelve months per year and is not affected by climate and weather.

Infrastructure
Power
The Bokoni Mine’s electricity requirements are provided directly from Eskom, the South African national power utility. The mine has a contract with Eskom that guarantees a notified maximum demand of 40 MVA but the actual steady state use is around 30MVA . Eskom supplies all power to site via the Middelpunt 132/22kV substation. In-feed to this substation is via two separate and independent 132kV overhead line structures, each from a different substation on the Eskom grid. There is thus true ring / dual feed to site.
The power supply lines to site are robust, but there are concerns about generation at a national level. Reliability of supply was formerly good, but difficulties began to be experienced with the capacity of Eskom to meet national demand in the second half of 2007. This culminated in many South African mines having to shut down operations for a few days in January 2008, owing to the near-collapse of the national power grid. The situation has since been normalized, and appears to have stabilized for now, although in the long term there is ongoing concern as to whether Eskom will successfully meet demand in future years.
Huge power price increases have been experienced recently, and are likely to continue for some years, as funding for new generation projects are funded by the consumer.
NERSA has released its decision on Eskom’s tariff increase applications. The effect of this decision is that power tariff increases in South Africa will be affected over a three year period as follows:

2010/2011:	24.8%
2011/2012:	25.1%
2012/2013:	25.9%
The net effect of this decision is that current power input costs at mining operations in South Africa will increase by approximately 100% over the next three years. The Bokoni Mine is currently mining at relatively shallow depths with no major refrigeration requirements expected for the next 30 years of mining. Power costs currently comprise between 5% (summer tariffs) and 8% (winter tariffs) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% over the next three years. The Company anticipated these power increases and has budgeted accordingly. The Bokoni Mine continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.
Water
The Bokoni Mine is supplied with raw water from the Olifants River via the Lebalelo Pipeline which was constructed and is operated by a Water Users Association predominantly made up of mines in the area. Additional water is available from the dewatering of the mines. Potable water is supplied from five boreholes supplying 30 — 50kl per day. It is pumped into a Braithwaite tank for storage and then used on site. There is also a filtration plant used as a backup to meet plant service water needs. It is unlikely that the Bokoni Mine will suffer business interruption losses due to water shortages.
Tailings dams
There are two tailings dams at the Bokoni Mine, the Merensky tailings dam and the UG2 tailings dam, both of which are located near the Concentrators. The Merensky tailings dam has an area of approximately 70 ha and the UG2 tailings dam has an area of approximately 63 ha.
The current tailings dams have a combined capacity of 170 kilo tonnes per month (ktp) at a maximum rate of rise of 2.5 m per annum. This is adequate for current production levels.
Waste rock dumps
Waste rock dumps are located adjacent to the various shafts to accommodate the broken waste rock hoisted from underground. The inert waste rock is used for construction and in future may be used to clad the slopes of the tailings dams.

History
The production history for the last three years is shown in Table 2 below.
Table 2. Production summary for the past three years

	2007	2008	2009
Tons Milled	1 333 000	1 098 000	943 403
4E In Situ Grade	5.44	5.42	5.09
4E Oz Produced	178 083	142 039	116 586
Geology
Regional geology
The BIC is situated in the northern half of South Africa and exists as an ellipse-shaped body consisting of five lobes. The BIC is the world’s largest known ultramafic igneous intrusion that extends approximately 450 km east to west and approximately 250 km north to south and forms parts of Limpopo, North-West Province, Gauteng Province and the Mpumalanga Province. It is estimated to have been formed approximately 2,000 million years ago (Ma). The BIC is host to PGM mineralisation in addition to chrome, vanadium, nickel and copper.
The five lobes are referred to as the Western, Eastern, Northern (includes both the Potgietersrus and Villa Nora compartments), South-Eastern, and Far-Western areas. The latter occurs as a limb-like extension to the west of the BIC and mainly comprises rocks of the Marginal and Lower zones, with some Critical and Main zone development. The South-Eastern BIC is completely covered by sedimentary successions of the Karoo Supergroup, while the remaining four lobes are variably exposed with some areas under extensive soil cover.
The Merensky and UG2 are products of primary magmatic mineralization within the BIC.
Figure 3. Regional geological setting — Bushveld Igneous Complex

Alkaline intrusions
Lebowa Granite Suite
Rashoop Granophyre Suite
Rustenburg Layered Suite
Rooiberg Group
Transvaal Sequence
N
Eastern Limb
Potgietersrus
Burgersfort
Steelport
Warmbaths
Groot Marico
Stofberg
Rustenburg
Middelburg
Dullstroom
PTA
JHB
100 km
Bethal

Local Geology
The Bokoni Mine is located on the northern extremity of the Eastern Limb of the BIC. The platiniferous horizons of economic significance occur within the Merensky and the UG2 horizons. PGM mineralization is specifically located within the Merensky horizon and the UG2 horizon, which forms part of the Upper Critical zone of the Rustenburg Layered Suite.
Both horizons sub crop and in some instances outcrop in the project area along a 16.5 km strike length. The BIC layering dips from northeast to southwest at approximately 25º in the north-western areas (Zeekoegat), and gradually decreases to approximately 18º in the south-eastern area (Brakfontein). The general structural geology is characterized by northeast and east trending dykes and faults with associated conjugated joint sets.
The mining area is located within the farms, Zeekoegat, Middelpunt, Umkoanestad and Brakfontein. The north-eastern portion of the mining area is located below a range of pyroxenite hills and the south-western portion is below the valley floor and is overlain by black turf.
The Merensky is a feldspathic pyroxenite reef horizon and is stratigraphically situated 350m above the UG2 and is near the top of the Upper Critical Zone. The Merensky is located below the three to six meter thick Merensky Pyroxenite layer and above the Merensky Norite layers. Two thin chromite stringers are discontinuously developed with the upper stringer positioned 20 cm to 25 cm from the Merensky Pyroxenite hanging-wall contact, and the lower stringer located on or just above the Merensky Pyroxenite’s basal contact. In the absence of a consistently developed chromite stringer, the upper contact of the Merensky Pyroxenite layer assists to define the top position of the Merensky horizon and is a guide for sampling purposes and on-reef mining. The Merensky hanging wall stratigraphic sequence is typified by medium to coarse grained feldspathic lithologies, ranging in composition from mela-norites to anorthosites. The Merensky footwall stratigraphic sequence has a sharp footwall contact, usually marked by the lower chromite stringer. While the top contact tends to be planar, the basal contact is undulating as a result of thermo-chemical erosion of the more mafic Merensky lithologies with their underlying felsic lithologies. This contact is often associated with a thin anorthosite layer (approximately 3 cm thick) that probably formed as a secondary reaction product of thermal erosion.
The UG2 is stratigraphically situated approximately 350 m below the Merensky and is separated by a series of well layered sequences. The UG2 is comprised mainly of this well defined chromitite layer together with minor hanging wall and or footwall constituents. The average width of the UG2 is 70 cm. It is overlain by a medium-grained poikilitic feldspathic pyroxenite that averages 9.85 m in width, and hosts a variable number (generally up to 4) of very thin chromitite layers. The position of these stringers is important to the mining of the UG2. The UG2 is underlain by a pegmatoidal feldspathic pyroxenite layer of approximately 0.75 m in width which is commonly host to disseminated chromite and some base metal sulphide occurrence within close proximity to the UG2. The UG2 elevation isopachs indicate a relatively undisturbed tabular and gently dipping layer. UG2 widths generally increase to the west from an average of 67 cm on Umkoanestad to 74 cm on Zeekoegat. There is no evidence of severe undulations to this layer that would adversely affect the planned mining method. Severe undulations of the UG2 are known to hamper mining by increasing dilution and off-reef mining.
Potholes are magmatic disturbances of the reef plane that are generally deep eroded depressions that have serious structural implications in respect of reef continuity. Merensky potholes, including those at the Bokoni Mine, have been well documented. Current indications are that potholes account for approximately 16% of the estimated total geological loss of 20%.
As with the Merensky, the UG2 is known to be affected by potholes. UG2 potholes typically have a “soup-bowl” profile. The characteristics of normal UG2 are not preserved in the Bokoni Mine potholes and the succession often occurs as a variably thickened feldspathic pyroxenite package, containing disrupted and discontinuous chromitite layers. As a result, grades within potholes are highly erratic and, invariably, sub-economic. UG2 potholes at the Bokoni Mine are commonly destructive and are not economically mineable. Geological pothole losses for the UG2 are estimated at 9% of the estimated total geological loss of 15% for the Bokoni Mine UG2.
The weathered overburden (soil and calcrete) depth across the Bokoni Mine is highly variable ranging from no overburden in the rocky outcrops and hill areas, to in excess of 50 m in the valley areas. The average overburden depths below surface are Zeekoegat 10 m, Middelpunt 22 m, Umkoanestad (valley) 30 m, Umkoanestad (mountain) 2 m and Brakfontein 40 m. The depth of oxidation may be reasonably estimated by adding 25 m to the overburden depth. A mineralogical study by Paetz & Reinecke (Dec 2002) has confirmed that the depth of oxidation in the vicinity of the Vertical Shaft is approximately 40 m.
The geological structure at the Bokoni Mine is not complicated with faulting. According to existing workings, minor faulting is expected to occur, and would consist of dextral and sinistral strike-slip faults, normal and reverse dip-slip faults and faults with more complex combinations of these components. Displacements are expected to be small, at generally ≤ 1 m. Major conjugate joint set orientations were measured from strong macro-lineament features evident from an aeromagnetic survey image and land satellite imagery which provided orientations in the order of 99° and 159°. Joint sets may result in poor ground conditions for mining but are not considered a geological loss.

An airborne aeromagnetic survey has successfully identified three to four swarms of northeast striking dolerite dykes. Post-mineralization dyke occurrences are noted on the Zeekoegat, Middelpunt and Umkoanestad farms. Current underground workings at Umkoanestad have intersected dykes up to 10 m wide. No serious problems were encountered during mining through these features, and no significant displacements were noted to be associated with them. The estimated geological loss associated with dykes across the property is 4%. The aeromagnetic response to these features exaggerates the actual width dimension. Not all dykes have magnetic responses and a few (very minor proportion) east-west orientated dykes are known to have no magnetic response.
The BIC stratigraphy is sometimes affected by randomly occurring, late-stage replacement pegmatite bodies. These pegmatite bodies have a range of compositions from highly ultramafic to felsic. The Bokoni Mine is no exception to the occurrence of these geological features, but is noted to have minimal evidence for the more mafic replacement pegmatites. Geological losses are estimated at less than 3 % for replacement pegmatites.
Mineralization
Merensky mineralization
At the Bokoni Mine the mineralisation within the Merensky occurs at both the upper and lower chromitite stringers. Most of the PGMs are associated with the upper chromite stringer and often extend over wider intervals to below the chromite stringer. Mineralisation associated with the lower chromite stringer at the base of the Merensky is generally over a very narrow interval and is sometimes absent. High PGM grades are often associated with the lower chromite stringer, but due to its greater separation from the upper stringer, it was not included in the Mineral Resource estimates. The Merensky has visible base metal sulphides (commonly pyrite and pyrrhotite) and, as a result, may have viable concentrations of copper and nickel.
PGMs are commonly associated with base metal sulphides and are associated with the silicate and chromite minerals. The relative proportions of PGM content for the Merensky are colloquially known as the ‘prill split’. Prill splits are determined as part of the Mineral Resource estimation process. At the Bokoni Mine, the Merensky PGM prill split is Pt 61%, Pd 29%, Rh 4% and Au 6%.
UG2 mineralization
The UG2 mineralisation is comprised mainly of PGM accumulations that are hosted within the chromitite layers and have variable occurrences in the immediate footwall rocks, but very little in the hanging wall rocks. A 95 cm resource cut in most instances allows for the complete extraction of the mineral content. In the case of the presence of internal lenses (bifurcation) of pyroxenite, anorthosite or norite, the resource cut width may have to be increased to ensure that the UG2 is completely extracted.
The PGM mineralization occurs in solid solution with sulphides, sulpharsenides, arsenides, bismuthides, tellurides, bismuthotellurides and alloys. PGM-sulphides, tellurides, and alloys are the main constituents of mineralization in the UG2. The PGM prill split for the UG2 is broadly Pt 43%, Pd 48%, Rh 7%, and Au 2%.
Bokoni Mine Operations
The Bokoni Mine has been in production since 1969, originally producing ore from the Merensky via a vertical shaft located on the Middelpunt Hill property (Vertical Shaft) and various inclined shafts and in addition, more recently, starting in 2001, the Bokoni Mine has been producing ore from the UG2 via a series of adits at Middelpunt Hill.
Mining operations began in 1969, initiated by Anglovaal, a traditional South African Mining House and OK Bazaars, a South African chain store. In 1970, the mine was sold to Rustenburg Platinum Mines, a subsidiary of JCI Limited (the historic mining house) in which Anglo American held a significant interest. In the mid-1990’s, JCI Limited was unbundled and its platinum interests listed separately as Lebowa Platinum Mines Ltd, which later merged with other Anglo mines to become Anglo Platinum Limited.
Operations were expanded across the Western Limb of the Bushveld and mineral rights have been secured on the Eastern Limb over the past 30 years. Exploration continued almost undisturbed from 1981 to the late 1990’s, developing knowledge and understanding of the potential of these assets. Significant interest in mine development began in 1999 with increasing demand for PGM. In 2000-2001, Anglo Platinum initiated a strategic plan to increase its total production to 3.5 million ounces, and the BRK Merensky and MPH UG2 projects at Lebowa were subsequently approved. Lebowa’s annual refined production from 2005 to 2007 was approximately 200,000 4E ounces.

For the first six month under Anooraq’s management in 2009 the Bokoni Mine produced 61,807 ounces of metal in concentrate from a milled tonnage of 503,398 tonnes. In its long-term planning in respect of the Bokoni Mine, Anooraq has determined that the production rate at the Bokoni Mine should be increased in order to reflect the true quality and scale of the Bokoni Mine mineral resource. Accordingly, Anooraq has reviewed the Anglo Platinum life-of-mine (LOM) plan for the Bokoni Mine and has developed a two phase medium term plan. Anooraq intends increasing targeted production of ore from current levels of 85 000 tons per month (tpm), with planned production of approximately 150,000 4E oz per annum to targeted 160,000 tpm producing 270,000 4E oz/annum by 2014. Thereafter, the production of ore at the Bokoni Mine is planned to be increased to 375,000 tpm producing 570,000 4E oz/annum from 2016 onwards. The LOM production profile is depicted in figure 4 below.
Figure 4. LOM planned ore production
The Bokoni Mine lease area is extensive, covering some 15,500 ha including a strike length of almost 16.5 km and a dip length of almost 10 km. The Merensky and UG2 mineralized horizons are in the order of 300 m apart and either outcrop (in the hills) or sub crop (in the valleys) and extend to depths beyond 2,000 m below surface, towards the south-western boundary.
The above-mentioned extent of the Bokoni Mine requires a tailored depletion strategy, including various phases. Therefore the mining rights area has been divided into a series of mining blocks according to strike length, of approximately six kilometres and depth, no more than nine production levels per shaft system.

The Bokoni Mine’s current depletion plan includes a generic access strategy which proposes a system of declines and vertical shafts to exploit the mining blocks. Initial access to the shallow Merensky and UG2 horizons is by means of separate decline shaft systems. These decline shaft systems will facilitate mining to a depth of approximately 650 m below surface. From the lowest level, vertical shafts will be raise-bored to surface and equipped to provide men and material access plus ventilation so that mining can continue to deeper levels. The access infrastructure is depicted in figure 5 below.
Figure 5. Bokoni LOM infrastructure
Various mining methods are employed at the Bokoni Mine. All stoping operations are conducted by means of hand held drills, with the removal of ore from stope panels done by means of scrapers and winches. Conventional development is conducted at Vertical and UM2 shafts. Development at Brakfontein and Middelpunt Hill is done by mobile Trackless equipment. Horizontal transport of ore is done by means of track bound locomotives at Vertical shaft and UM2 shafts. At Brakfontein, and increasingly at Middelpunt Hill, ore from stopes is tipped directly on conveyor belts that transport the ore horizontally and vertically out the mine. The use of load and haul trackless equipment is used extensively to move broken waste and ore to tips at Middelpunt Hill and Brakfontein.
Merensky ore is currently produced from the Vertical shaft and an inclined shaft on the adjacent Umkoanestad property (UM2 Inclined shaft). Production from these shafts is currently being phased out primarily because of the long distances between the shafts and the working places, and current Merensky production of 45,000 tpm is expected to be replaced by production from the Brakfontein Merensky Project (BRK Merensky Project), which is located in the south-eastern extremity of the Bokoni Mine.
Currently, UG2 ore is produced exclusively from the Middelpunt Hill shaft, which comprises a number of adits and underground development. Production from the adits will be exhausted in the near future and UG2 production will be replaced by production from underground development. Production at Middelpunt Hill is currently 35,000 tpm and will be increased and maintained at 40,000 tpm by 2011.
The Bokoni Mine currently has two concentrator plants, one for the processing of ore from the Merensky ore and the other for the processing of ore from the UG2. These concentrators are situated adjacent to one another close to the Vertical shaft.
The Merensky concentrator (capacity 100 ktp) is currently dedicated to processing Merensky ore from the Vertical shaft, UM2 Inclined shaft and Brakfontein shaft. The UG2 concentrator (capacity 65 ktp) is dedicated to processing ore from the Middelpunt Hill UG2 adits and decline.
The Bokoni concentrator ‘toll-treats’ ore, on a temporary basis, from the neighbouring Twickenham Mine, owned by Anglo Platinum, at a rate of approximately 15 ktp.
Both concentrators currently operate at efficiencies of near 90%.
Merensky MF3 Plant
The current 100 ktp Merensky concentrator, built in 1990/91 was upgraded in 2009 from 85 ktp to 100 ktp. The concentrator includes three milling stages with inter-stage flotation circuits. By today’s standards, the Merensky concentrator employs older technology but nevertheless maintains high operating efficiencies and availability.

UG2 MF2 Plant
The 65 ktp UG2 concentrator includes two milling stages with inter-stage flotation circuits (MF2). It is a dedicated concentrator, constructed in 2000 to treat UG2 ore that has subsequently been mined at the Middelpunt Hill adits. The UG2 concentrator can treat Merensky ore and tests conducted, indicated that acceptable recoveries on Merensky Reef was achieved. Approximately 20 ktp of Merensky ore will be treated in the UG2 concentrator when Merensky production reaches a steady state of 120 ktp. The UG2 concentrator is located adjacent to the Merensky concentrator and is similarly well-maintained, providing good operating availability.
Merensky and UG2 concentrates are stored separately ahead of the common Larox concentrate filter. Filtration is conducted on a campaign basis and the capacity is adequate for current production.
Merensky concentrate is filtered to a moisture content of about 5% and UG2 concentrate to about 14%. The difference is due to the different particle sizes of the products. The smelter requires a moisture content of less than 15%, therefore in both cases the concentrate is within the moisture specification.
All of the Bokoni Mine’s concentrate is currently supplied to Anglo Platinum’s Polokwane Smelter Complex pursuant to an agreement between the Bokoni Mine and Anglo Platinum (through RPM). The Refiner (RPM) pays Bokoni Mine monthly for Bokoni Mine’s concentrate. The price payable is based on a fixed market-related percentage of the equivalent ZAR price for the various metals for the preceding month, taking into account the costs of smelting and refining to be incurred by RPM.
As per common practise in concentrate sale agreements, various penalties, for concentrate not meeting the agreed specification, are provided for in the off-take agreement and are deductible from the price payable for concentrate. These costs include penalties for excess moisture or chrome and concentrate grade below 185 g/ton (4E).
Estimates of Mineralization
The Mineral Resource and Reserve estimates are compiled in accordance with the SAMREC Code.
Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This Annual Report uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.
Cautionary Note to Investors Concerning Estimates of Inferred Resources
This Annual Report uses the term “inferred resources”. Anooraq advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.
See the “Cautionary Note to U.S. Investors”.
Investors should refer to the disclosure under the heading “Resource Category (Classification) Definition” in the “Glossary of Terms”.
Mineral Resource and Mineral Reserve estimates are reported as follows for the Bokoni Mine properties (including the existing Bokoni Mine, and planned project expansions at Brakfontein and Middlepunt). Mineral Resources (Remaining Resources) are also reported for the regions outside of the existing mine plans and project expansion plans but within the Bokoni Mine properties.
The annual Mineral Resource and Reserve Statement for the Bokoni Mine were updated as of December 31, 2009. The QP responsible for the updating of the mineral resource is Mr. P. Stevenson Pri. Sci. Nat. (Resource manager at Anglo Platinum). The QP responsible for updating the mineral reserve is Mr. B. Reddy, Pri. Sci. Nat. (Executive: Mineral strategy and exploration at Anooraq). In the opinion of the QPs, there are no material changes in the resource and reserve estimates of 2009 as compared to the 2008 mineral resource and reserve estimates as quoted in the Technical report.

The Mineral Resource and Reserve Estimates as at December 31, 2009 are shown in Tables 3 and 4 below. Mineral Resource estimates in the tables include Mineral Reserves.
Table 3: Mineral Reserve Tabulation for the Bokoni Mine as at December 31, 2009

		Total			Attributable to Anooraq
Category	Reef Type	Mt	4E Grade (g/t)	4E Oz (Moz)	Mt	4E Grade (g/t)
Proven	UG2	33.0	5.47	5.8	16.8	5.47
	Merensky	19.1	4.53	2.8	9.7	4.53

	Total	52.1	5.13	8.6	26.5	5.13

Probable	UG2	8.6	5.31	1.5	4.4	5.31
	Merensky	5.1	4.14	0.7	2.6	4.14

	Total	13.7	4.99	2.2	7.0	4.99

Notes:	The QP responsible for the compilation of the Ore Reserve is B. Reddy. The grade indicated is the mill delivered grade.
Table 4: Mineral Resources Tabulation for the Bokoni Mine as at December 31, 2009

		Total			Attributable to Anooraq
Category	Reef Type	Mt	4E Grade (g/t)	4E Oz (Moz)	Mt	4E Grade (g/t)
Measured	Merensky	24.7	5.92	4.7	12.6	5.92
	UG2	108.9	6.75	23.6	53.5	6.75

	Total	133.6	6.59	28.3	68.1	6.59

Indicated	Merensky	29.0	5.73	5.3	14.8	5.73
	UG2	73.9	6.82	16.2	37.7	6.82

	Total	102.9	6.50	21.5	52.5	6.50

Measured + Indicated	All	236.5	6.55	49.8	120.6	6.55

Inferred	Merensky	92.0	5.55	16.4	46.9	5.55
	UG2	131.3	6.78	28.6	67.0	6.78

	Total	223.3	6.27	45.0	113.9	6.27

Notes:	The QP responsible for the compilation of the Mineral Resource is P. Stevenson.

The Merensky reserve has decreased by 8% year-on-year and the UG2 reserve by 5% year-on-year, in terms of 4E ounces. The change in reserve is largely due to the decrease in resources, resulting in a lower conversion of resources to reserves. The changes in the mineral resource are explained below:
Merensky Reef
During 2009, a new resource evaluation was completed. This resulted in overal decrease of the resource cut, but the total 4E Metric Ounces (“Moz”) content decreased only marginally. The total Merensky resource tonnage decreased from 156.2 Mt at 5.40 g/t (27.09 4E Moz) to 145.7 Mt at 5.65 g/t (26.4 4E Moz).
UG2 Reef
During 2009, a new resource evaluation was completed. This resulted in overal decrease of the resource cut by 0.03m (1.01m to 0.98m) and the overal density over the resource cut decreased from 4.03g/cm3 to 3.98g/cm3. The total 4E Moz content decreased only marginally. The total resource tonnage decreases from 325.4 Mt at 6.06 g/t (69.0 4E Moz) to 314.1 Mt at 6.78g/t (68.4 4E Moz).
Estimation Methods
The Mineral Resource estimates for precious and base metal grades, thickness, density take a practical mining width cut into account. The total 4E PGM grade is the summation of the individual prill split grades for Pt, Pd Rh and Au.
The modelling procedure adopted was as follows:
•	the overall dip per farm was used to calculate the true reef thickness. Dip corrections were applied for true mining cut thickness per area, taking average dip angles into account:

Zeekoegat and Diamand:	25°
Middelpunt:	22°
Umkoanestad:	18°
Brakfontein:	16°
•	Modelling was completed using Datamine mining software in two dimensions.
•	The validated boreholes and underground samples were combined, compared and investigated geostatistically in order to characterize and optimise the estimation process.
•	Statistical and variogram analyses were completed.
•	The reef was investigated for the presence of distinct geological and statistical domains.
•	The ordinary kriging estimation technique was used for estimation of all the variables.
•	For the block model estimates, block size dimensions of 250 m by 250 m were used within and immediately adjacent to workings. The block dimension for the remainder of the area was 500 m by 500 m.
•	A minimum of seven and a maximum of 30 samples were required within the search ellipse for interpolation. This was kept the same for all variables.
•	The resource tonnages were estimated using kriged density and thickness estimates, modified by dip correction factor and geological loss factor.
•
The Mineral Resource estimates used for mine planning and reporting are contained in a block model that is a combination of the kriged hangingwall, channel and footwall layer estimates, weighted according to the kriged density and respective thicknesses.

•	The Mineral Resource estimate considers optimum stope width cuts.

No geotechnical considerations were necessary for consideration during resource estimation due to the absence of chromite stringers or other sharp lithological contacts located in the direct hanging wall of the Merensky.
The Mineral Resource Management (MRM) underground sampling database and the Sable borehole database data were used for resource estimation. The Sable database has provision for storing prill, density and base metal analysis whereas the underground sample sections (MRM) can only store 4E grades. All data used was converted to WGS84 (LO31) format in 2003.
No PGM correction factor was applied to the borehole or underground sample values.
Where samples have missing density values the mean density values per rock type were assigned and then used during compositing and estimation. Assigned values were not used for statistical analysis or variogram modeling.
The Resource and Reserve conversion factors used for the estimation are shown in table 5 below.
Table 5: Resource and Reserve conversion factors

						Dilution by
	Geological			Pillar	Extraction	Mining		Off Reef
Reef Type	Loss	Dip		Losses	%	Activities	MCF	Dilution
UG2	15%	21	[o]	10.6%	89.4%	6%	94.2%	5.7%
Merensky	20%	22.8	[o]	6.9%	93.1%	7.9%	97%	5.7%
Known issues that materially affect mineral resources and mineral reserves
There are no issues that materially affect these Mineral Resources and Mineral Reserves. The Bokoni Mine has successfully mined and processed Merensky Reef and UG2 and have economically produced 4E concentrate for the last 25 years.
A complete risk assessment for Mineral Resource and Reserve estimates is undertaken annually. The assessment is based upon the SAMREC codes Appendix 1 checklist and provides the competent persons with a comprehensive understanding of the risks that may affect their estimates. The risk assessment is an initial step identifying risk items that require elimination, mitigation or tolerance of the risk, after which action is taken, and controls are implemented for monitoring progress. The risk assessment follows a standard method of a semi-quantitative measurement based on the concept of risk as a product of probability and consequence.
Tax and Royalties
The current South African Income tax regime for companies applies to Bokoni and the Discounted Cash Flow (“DCF”) model therefore includes the following tax regime:
•	Company income tax rate of 28 % on taxable income.
•	Secondary tax on companies, a tax on dividends declared, of 10%.
•	A withholding tax of 10 % for dividends payable to non-residents.
The South African mining sector enjoys immediate tax relief on capital expenditure i.e. capital expenditure can be off-set against taxable profit in the year it is incurred (or can be carried forward to create a tax shield) i.e. capital expenditure is not depreciated or amortized for tax purposes.
The South African government has enacted the Royalty Act, which imposes a royalty payable to the South African government by business based upon financial profits made through the transfer of mineral resources. The legislation was passed on November 17, 2008 and came into operation on March 1, 2010.
As a result of the legislation resulting from this Royalty Act, a royalty will be levied for the benefit of the National Revenue Fund of the government of the Republic of South Africa. The amount levied is based on a percentage calculated by a formula, up to a maximum of 5% on gross sales of refined mineral resources and 7% on gross sales of unrefined mineral resources.
The ultimate royalty to be charged is formula-based, varying according to the profitability of mining operations. As the Bokoni Mine produces metal in concentrate (unrefined mineral resources) the minimum royalty payable with effect from March 1, 2010 will be 0.5% of gross sales and the maximum royalty payable will be 7% of gross sales, based on the following formula:
Royalty percentage payable on gross sales of unrefined metal produced = 0.5 + [(EBIT x 9)/gross sales]. The imposition of this royalty was anticipated by the Company and has been taken into consideration with regard to all budgeting and other financial planning processes going forward.

Cashflow, Net Present Value and Sensitivities
Certain additional mineral resources, that had been the subject of pre-feasibility level studies and hence could be considered mineral reserves but not included in “approved mine plans” by Anglo Platinum, have been used for the economic analysis. This includes 25.7 million tonnes at an average 4E grade of 5.39 g/t from the Brakfontein UG2 Project.
The table below shows the real term financial indicators of the revised plan as at July 1, 2009 over the expected first 34 years of the LOM at Bokoni.
Table 5. Summary of Financial Indicators from Bokoni Technical Review

	Units	Total	Units	Total
Material Treated	Tonnes	92,740,000	Tonnes	92,740,000
Grade (4E head grade)	4E g/t	5.06	4E g/t	5.06
PGM produced	4E oz	13,684,167	4E oz	13,684,167
Revenue	ZAR millions	126,749	CAD millions	17,507
Gross revenue	ZAR millions	134,226	CAD millions	18,540
Royalties	ZAR millions	-7,477	CAD millions	-1,033
Operating cost	ZAR millions	64,067	CAD millions	8,849
Unit operating cost	ZAR/t	703.34	CAD/t	97.15
Gross profit	ZAR millions	62,682	CAD millions	8,658
Capital Cost (CAPEX)	ZAR millions	12,468	CAD millions	1,722
Real term tax	ZAR millions	14,937	CAD millions	2,063
Effective tax rate	%	22.00	%	22.00
Working CAPEX	ZAR millions	1,303	CAD millions	180
Net profit (after working CAPEX)	ZAR millions	33,974	CAD millions	4,693
Margin	%	24.70	%	24.70
Based on the assumptions stipulated above at July 1, 2009, the DCF analysis at Bokoni for the first 34 years of mine plan yields a Net Present Value (“NPV”) at a 7.5% discount rate of ZAR 9,290 million (CAD 1,283 million).
Sensitivities were calculated in the DCF model for revenue, operating costs and working costs. The valuation is most sensitive to a change in revenue. A 10.0% decrease in revenue results in a 28% decrease in value in the case of NPV at a discount rate of 7.5% . The valuation is not particularly sensitive to capital expenditure. An increase in capital of 10 % decreases the value by just 4.0% in the case of NPV at a discount rate of 7.5%. The valuation is sensitive to a variance in operating costs. An increase of 10.0 % decreases the NPV by 14.1% in the case of NPV at a discount rate of 7.5%.
Plans for Expansion
The Bokoni Mine is currently targeted to produce approximately 85,000 tonnes per month (tpm) of ore from its UG2 and Merensky reef horizons. UG2 production is exclusively from the Middlepunt Hill shaft (MPH) which consists of 4 adits and 2 underground levels. Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 40,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to decline from its current production levels of 12,500 tpm over the next two years. The new Brakfontein shaft is in a ramp up phase and will be increased from its current production levels of 10,000 tpm, to a steady state production level of 120,000 tpm by 2014. On completion of the initial ramp up phase to 2014, it is anticipated that the Bokoni Mine will produce 160,000 tpm of ore (270,000 PGM ounces per annum) consisting of 120,000 tpm from the Merensky reef and 40,000 tpm from the UG2 reef.
Given the magnitude of the Bokoni Mine’s ore body, lying open at depth with its numerous attacking points, management is of the view that the Bokoni Mine has the potential to be developed into a 375,000 tpm (570,000 PGM ounces per annum) steady state operation in the medium to longer term.

The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft. The Bokoni Mine will invest in maintenance of infrastructure at Vertical shaft to sustain mining at current rates for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.
The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods and stoping is conducted using hand held electric drilling machines.
The MPH shaft is in the process of converting the transport of broken ore from its current mechanized hauling system to a conveyor belt transport system similar to that of Brakfontein shaft. Vamping opportunities in the older adit areas are being investigated to supplement underground mining production.
Environmental liabilities
The Bokoni Mine had environmental liabilities estimated at $7 million at December 31, 2009.
The Company intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and metals from plant clean-up at the time of mine closure.
The Company currently had $2.6 million invested in Environmental Rehabilitation Trust Funds at December 31, 2009.
The Ga-Phasha Project
Agreements
Anooraq holds a 51% interest in the Ga-Phasha property through Holdco as described under Item 4.A. above.
Location and Property Description
The Ga-Phasha Project is located on the Eastern Limb of the BIC in South Africa, approximately 45 kilometres north northwest of the Limpopo Province town of Steelpoort and 250 kilometres northeast of Johannesburg. The property consists of four farms, covering an area of approximately 9,700 hectares, held by GPM, a wholly owned subsidiary of Bokoni Holdings.

Figure 6. Mineral Rights Holdings, Ga-Phasha Project Area
A new order mining right (LP 30/5/1/2/2/108MR) for the farms De Kamp 507KS, Avoca 472KS, Klipfontein 465KS, Portion 1 and remaining extent of Paschaskraal 466KS is in place.
Surface rights on Paschaskraal 466KS, Klipfontein 465KS, De Kamp 507KS and Avoca 473KS are held by the state in trust for local tribal authorities.
There are no known environmental liabilities that the Company is aware of relating to the Ga-Phasha project.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Ga-Phasha site is located in a region of sparse development with little infrastructure. Access to the site is gained via gravel roads from Steelpoort or Burgersfort to the southeast and from Polokwane approximately 80 kilometers to the northwest. Ga-Phasha is also accessible from the adjacent Bokoni Mine.
Recent development at the neighbouring Twickenham-Hackney mine has improved the local infrastructure considerably. This includes paved roads, power lines, and water supplies.
The climatic conditions of the Ga-Phasha area are typical of the Limpopo Province. Summer day temperatures are warm to hot, averaging 26 to 30 degrees celsius, and the winter months are moderate to cool. The area is considered semi-arid, with annual rainfall of approximately 529 mm per annum, which is below the average rainfall for South Africa. The rainy season extends over the summer months of October through April.
The general topography of the area is defined by a relatively flat valley, flanked by pronounced north-west to south-east trending mountain ranges that are located on the north-eastern and south-western sections of the property. Extensive settlements have been developed at the foot of both these mountain ranges. The area between the villages where the land is flatter has been broken up into small farming units or plots for cultivating crops.
History
There has been a considerable amount of exploration on the Klipfontein and Paschaskraal farms by past operators such as JCI, Anglovaal and Anglo Platinum, with well over 300 drill holes completed.
Initial metallurgical test work by Anglo Platinum showed a very good flotation response with negligible effects from dilution and with platinum group element recoveries ranging from 92.7% to 96.5%. The good flotation response was attributed to the predominant association of PGM with base metal sulphides, which are coarser than those present in UG2 in the western Bushveld. Nickel, copper and sulphur recoveries were good for UG2 type ore, namely: 14-24% nickel, 77-86% copper and 83-90% sulphur.

In 2002, Anglo Platinum completed an economic study on the UG2 deposit (equivalent to a preliminary assessment because inferred resources were also used). This study envisioned an underground mine very similar to that being developed on the neighboring Twickenham Farm, using down dip semi mechanized reef mining and access by twin shaft declines. Each decline shaft comprises three barrels: a decline ramp for equipment, a conveyor decline, and a chairlift decline for moving personnel. Ore was to be treated at the Twickenham concentrator. Based on twin declines producing 100,000 tpm from the UG2 Reef only, Anglo Platinum concluded the project was an attractive investment and subsequently encouraged BEE group participation.
In February 2004, Anooraq commissioned a resource estimate for the Ga-Phasha Project utilizing drill hole information made available by Anglo Platinum from 299 drill holes drilled between 1966 and 2002. For the farms Paschaskraal and Klipfontein for the Merensky Reef, the resource estimation excluded the first 40 meters below surface, which is considered as an oxidized zone. Specific Gravity for the Merensky Reef was 3.1 and the UG2 Reef was 4.25. A 40% geological loss factor was applied, which includes 10% for faulting, 15% for potholes, 10% for intrusions and 5% for iron replacement bodies.
The Avoca and De Kamp farms adjoin Paschaskraal and Klipfontein on the down dip side of the UG2 and Merensky Reefs. No boreholes were drilled on these farms, but it could be assumed that the reefs developed on Paschaskraal/Klipfontein farms would be developed on Avoca and De Kamp.
At a 2 g/t 4PGM cut-off the Merensky Reef estimates were:
•	Measured and indicated resources of 43.2 million tonnes grading 4.39 g/t 4PGM.
•	Inferred resources of 39.8 million tonnes grading 4.28 g/t 4PGM on the Paschaskraal and Klipfontein farms.
•	Inferred resources of 97.6 million tonnes grading 4.34 g/t 4PGM on the Avoca and DeKamp farms.
At a 4 g/t 4PGM cut-off, the UG2 Reef estimates were:
•	Measured and indicated resources of 65.7 million tonnes grading 6.97 g/t 4PGM.
•	Inferred resources of 33.9 million tonnes grading 7.20 g/t 4PGM on the Paschaskraal and Klipfontein farms.
•	Inferred resources of 77.6 million tonnes grading 7.05 g/t 4PGM on the Avoca and DeKamp farms.
To June 2006, the drill hole database comprised of 127 Merensky drill holes and 322 UG2 drill holes. Of these, 116 parent drill holes intersected the Merensky Reef (inclusive of deflections there are 257 Merensky Reef intersections) and 230 parent drill holes intersected the UG2 Reef (inclusive of deflections there are a total 616 UG2 reef intersections). These databases were used to estimate the mineral resources. Measured, indicated and inferred resources in the UG2 deposit, and indicated and inferred resources in the Merensky Reef deposit increased from the 2004 estimates above.
Anooraq and Anglo Platinum undertook a property review in 2006. Several approaches were considered to optimize mining of the deposits at Ga-Phasha. UG2 was identified as the primary focus for development and the Merensky reef as warranting further study through additional drilling programs. As a result of this work, Anooraq and Anglo Platinum agreed on the parameters for a pre-feasibility study for the Project.
Geological Setting and Mineralization
The Ga-Phasha Project area is underlain by rocks of the Upper Critical and Main Zones. The Main Zone is comprised of gabbros and ferro gabbros (iron and magnesium rich igneous rocks).
The two platinum bearing horizons at Ga-Phasha are the UG2 chromitite and the Merensky Reef, both of which occur within the Upper Critical Zone. The sequence strikes northwest southeast and dips in a westerly direction towards the center of the Bushveld Complex. The dip decreases on a regional scale from approximately 30 degrees in the north to approximately 10 degrees in the south. In general, the Reefs are separated by a package of norites and anorthosites, averaging some 390 metres in thickness.
The UG2 Reef is a chromitite layer that hosts PGM and some base metal sulphides. Mineralization occurs throughout the UG2 Reef chromitite with usually significantly higher values associated with the hanging wall and footwall contacts. Mineralization may also occur within the footwall pyroxenite, mainly associated with disseminated chromite and chromitite stringers/lenses, with grades of up to 10 g/t 4PGM. The hanging wall units do not contain significant PGM values although values in excess of 5 g/t can occur where associated with the chromitite stringers or disseminated chromitite.

The feldspathic pyroxenite rocks within the Merensky package host chromite, base and precious metal sulphide accumulations. PGE mineralization occurs as discrete metals that are typically associated with and enclosed within the base metal sulphides and silicates. There is a strong association of the PGMs with the chromitite stringers usually demarcating the upper and lower contacts of the Reef, with higher grades at the contacts.
Sampling and Analysis, and Security of Samples
The following is a summary of the core logging and sampling procedures used by Anglo Platinum. Core logging is undertaken by qualified geologists on site at the Driekop Exploration Base, where all boreholes and their deflections are accurately logged in terms of lithology, mineralization, alteration and structure. Specialized geotechnical and structural logging is also carried out by rock engineering and structural geologists. After the bagging of samples on site at the Driekop core yard, the samples are transported to Anglo Platinum Research Centre (“ARC”) in Germiston, near Johannesburg, by 3 ton Dyna or pickup truck. ARC processed the samples from pre-2000 drilling. Post-2000 samples are processed by Anglo American Research Laboratory (“AARL”). When transported to AARL, the samples are delivered by ARC staff and vehicles.
Generally the recovered reef intersections of Merensky Reef and UG2 are assayed for 4PGM (Pt, Pd, Rh, Au) and Cu and Ni contents. Individual Pt, Pd, Rh and Au contents of each sample were determined.
ARC Procedures
All samples are duplicated and run on an A and B stream at different times. Internal Quality control occurs with every batch. ARC did not use blanks, and integrated an internal Quality Control sampling once a week. Comparative results from A and B streams are available.
All samples were pulverized to 80% +/-5% <75 microns. For Fire Assay – 4 elements (Pb collector), there is loss of PGM and these results then often required a correction factor to be applied. In the borehole database, samples assayed using Pb collector fire assay methods are not corrected. The precious metal concentration is reported as the sum of Pt, Pd, Rh, and Au. For Fire Assay-ICP, silver is used to collect Pd, Pt, and Au, and Pd is used to collect Rh. Using the Ag/Pd collectors reduces random losses of the PGM, providing a more precise analysis as well as a lower detection limit.
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
For Fire Assay and ICP, all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples are weighed out and mixed with an appropriate flux for the material type. Silver is used as a co-collector. The samples are fire assayed and the prills (material remaining from this process) are dissolved in aqua regia and read on the inductively coupled plasma (“ICP”) spectrometer for Pt, Pd and Au. One blank and two reference materials are analyzed with every worksheet.
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
Estimates of Mineralization
All the estimates in this section are for 100% of the resource base. Anooraq currently has a 51% economic interest in these resources.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This Annual Report uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.
Cautionary Note to Investors Concerning Estimates of Inferred Resources
This Annual Report uses the term “inferred resources”. Anooraq advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.
See the “Cautionary Note to U.S. Investors”.
Investors should refer to the disclosure under the heading “Resource Category (Classification) Definition” in the “Glossary of Terms”.
The UG2 and Merensky Reef “resource cut widths” were established through a combination of model estimates of the geotechnical hanging wall thickness, the reef thickness and a minimum footwall dilution of 0.10 m. For the Merensky Reef, composited footwall components with a grade greater than 2.0 g/t 4PGM were also included. Grades and widths for both reefs are specific gravity and length weighted.i
The weathered and oxidized horizon, called Regolith in the tables below, extends to an average depth of 40 m below surface. The tonnages in the tables are after geological loss factors are applied. Geological losses are related to the presence of potholes and other structural features such as faults and dykes.
For UG2, the loss factors are Regolith, from 17% (measured) to 26% (inferred); Mining Footprint, 15% (measured and indicated); and Remnant, from 24% (indicated) to 25% (measured and inferred).
Table 7a. Paschaskraal and Klipfontein Farms
UG2 Reef Measured and Indicated Resources 1,4
Over a minimum width of 0.90 m

		Tonnes	4PGM[2]	Pt3	Pd3	Rh3	Au3
Horizon	Category	(millions)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
Regolith	Measured	0.97	6.33	2.74	2.99	0.49	0.11
	Indicated	1.43	6.45	2.74	3.08	0.52	0.12
Mining Footprint	Measured	7.17	6.74	2.80	3.28	0.55	0.12
	Indicated	0.07	7.04	2.91	3.41	0.60	0.13
Remnant	Measured	16.71	6.40	2.71	3.05	0.54	0.11
	Indicated	55.95	6.56	2.77	3.14	0.53	0.11

Total Measured + Indicated		82.30	6.53	2.76	3.13	0.53	0.11

Table 7b. Paschaskraal and Klipfontein Farms
UG2 Reef Inferred Resources 1,4
Over a minimum width of 0.90 m

	Tonnes	4PGM[2]	Pt3	Pd3	Rh3	Au3
Horizon	(millions)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
Regolith	1.13	6.28	2.68	2.99	0.50	0.11
Remnant	67.36	6.47	2.72	3.09	0.54	0.11

Total Inferred	68.49	6.47	2.72	3.09	0.54	0.11

For the Merensky Reef, a geological loss factor of 27% has been applied to each horizon.
Table 8a. Paschaskraal and Klipfontein Farms
Merensky Reef Measured and Indicated Resources 1,4
Over a minimum width of 0.90 m

		Tonnes	4PGM[2]	Pt3	Pd3	Rh3	Au3
Horizon	Category	(millions)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
Regolith	Measured	0.83	4.05	2.44	1.25	0.14	0.23
	Indicated	4.15	4.16	2.52	1.23	0.13	0.28
Remnant	Measured	7.54	4.35	2.63	1.33	0.15	0.24
	Indicated	44.05	4.70	2.94	1.30	0.17	0.28

Total Measured + Indicated		56.57	4.61	2.86	1.29	0.17	0.27

Table 8b. Paschaskraal and Klipfontein Farms
Merensky Reef Inferred Resources 1,4
Over a minimum width of 0.90 m

	Tonnes	4PGM[2]	Pt3	Pd3	Rh3	Au3
Horizon	(millions)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
Remnant	57.51	4.40	2.67	1.30	0.16	0.28
Mineral Resources for the Avoca and De Kamp farms were estimated over a minimum 0.9 metre width, but honouring reef widths (0.96 metres for UG2 and 1.3 metres for Merensky). Grade, width and specific gravity were derived from the up-dip resources for Paschaskraal (for De Kamp) and Klipfontein (for Avoca). Geological loss factor applied was 32% for Merensky Reef tonnage and an average of 25% for the UG2. The inferred mineral resources are estimated to be:
Table 9. Avoca and DeKamp farms
Inferred Resources 1,4
Over a minimum width of 0.90 m

	Width	Tonnes	4PGM[2]	Pt3	Pd3	Rh3	Au3
Deposit	(meters)	(millions)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
Merensky Reef	1.30	122.50	4.48	2.71	1.33	0.16	0.28
UG2	0.96	118.11	6.49	2.73	3.11	0.54	0.12
Notes to the Tables:

(1)
A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.

(2)	4PGM = platinum + palladium + rhodium + gold.

(3)	Grades for individual elements are estimated from prill assays to tally 4PGM.

(4)	The resource estimate represents 100% of the Ga-Phasha resource of which 51% is attributable to Anooraq.

(5)	Metallurgical recoveries are assumed to be 100%.

The resource estimates were completed under the supervision of Gordon Chunnett, Pr.Sci.Nat., of Anglo Platinum, who is a QP as defined by, NI 43-101.
According the October 2007 technical report, using metal prices of US$778/oz for platinum, US$288/oz for palladium, US$1,374/oz for rhodium and US$400/oz for gold and a ZAR: US$ exchange rate of 8.16, the cut-off for the UG2 resources would be 1.76 g/t 4PGE cut-off and the Merensky Reef would be 2.6 g/t PGM.
Recent Exploration
Anooraq and Anglo Platinum undertook a program review between April and October 2006. Several approaches were considered to optimize mining of the deposits at Ga-Phasha. The Review confirmed that the UG2 reef deposit would remain the primary focus for development, and the Merensky reef warrants further study through additional drilling.
Engineering and other work directed toward completion of a pre-feasibility was initiated, with the following parameters/objectives:
•	A phase 1 study to exploit the UG2 reef to a depth of some 650 meters below surface;
•	Identification of a single preferred option by which to proceed to a bankable feasibility phase; and
•
Contemplate and assess optimization of economies of scale between the Parties’ operations in the area, and in that regard, evaluate the possible usage of joint infrastructure and processing facilities between Anglo Platinum’s adjacent Twickenham Platinum Mine and Ga-Phasha.

Work toward completion of a pre-feasibility level study of mining the UG2 deposit to a depth of 650 metres was initiated near the end of 2006.
Over the past year, studies on mining method and infrastructure have been underway. Labor, socio-economic and environmental studies were also done.
Preliminary work suggests developing two declines, one in each of the Paschaskraal and Klipfontein areas, and a centrally located vertical shaft to access the deposits for mining. The most appropriate mining method appears to be conventional breast stoping, supported by rail bound, footwall infrastructure.
Exploration and Development
On completion of the Bokoni Transaction, Anooraq and Anglo Platinum decided to review the project development strategy. The acquisition of the adjacent Bokoni Mine created a new assortment of synergies between the Ga-Pasha and Bokoni Mine mineral properties. Management decided to initiate a review of the pre-feasibility study that was in progress at the Ga-Phasa project. Furthermore, additional drilling conducted between 2008 and 2009 called for an update of the geological models and a revised mine plan for Ga-Phasha.
From preliminary investigations it is envisaged that all or a part of the Klipfontein mineral property (a portion of the Ga-Phasha mining lease area) can be accessed and mined from the existing Brakfontein shaft infrastructure at the Bokoni Mine.
In order to finalise the pre-feasibility study of Ga-Phasha, the Company is in the process of compiling updated geological models and revising the mine plan for the Ga-Phasha mineral property. This study is expected to be completed in 2011 and is expected to cost approximately $0.9 million.
The Platreef Project
Agreements
Anooraq holds a 51% interest in the Kwanda and Boikgantsho Projects through Holdco. Further details of Anooraq’s interests in the Central Block and Rietfontein properties are given under Location and Property Description below.

Location and Property Description
The Platreef Project is located near the town of Mokopane (formerly Potgietersrust) in South Africa, approximately 275 km northeast of Johannesburg. The property holdings comprise all or parts of 20 mineral properties, totaling 37,492 ha. The Platreef Project is divided into four geographical regions: the North Block, the Central Block, the Rietfontein Block and the South Block (Table 10 and Figure 7), further described below. The Drenthe and Witrivier farms are part of the Boikgantsho Project. The North and South Blocks fall under the Kwanda Project.
No surface rights have been secured on the properties to date. Once the required area has been established, it would be necessary to negotiate a purchase agreement with the surface rights owner(s). Prices are expected to range between ZAR 2,000/ha ($294/ha) and ZAR 5,000/ha ($736/ha) depending on the infrastructure required to be developed on the farms.
Figure 7. Property Holdings, Platreef Properties

Prospecting or mineral rights held by Anooraq, through Plateau Resources 51% ownership of Bokoni Platinum Holdings is listed in table 10 below:
Table 10. Platreef Mineral Rights

	Type and status of mineral	Duration of New Order prospecting
Property or Farm	rights	right
Kwanda North: Ham 699 LR Gilead 729 LR Elberfield 731 LR Gideon 730 LR Chlun 735 LR Swerweskraal 736 LR	New order prospecting rights have been granted. They are hold jointly by Plateau and RPM.	This right commenced on December 11, 2007, and endures for 5 years to December 10, 2012.

Kwanda South: Rondeboschje 295 KR Cyferkuil 321 KR Haakdoornkuil 323 KR Vaalkop 325 KR Naboomfontein 320 KR	These apply to PGM’s and extend, as well, to gold, silver, copper and nickel.	This right commenced on July 23, 2008 and endures for 5 years to July 22, 2013.

Central Block:
Portion 2 of the Farm
Elandsfontein 766 LR
Malokongskop 780 LR
Portion 1 of the farm Elandsfontein LR
Hamburg 737 LR
Portion 2 (a portion of portion 1) of Dorstland 768 LR
Portion 3 (a portion of portion 1) of Dorstland 768 LR
Noord Holland 775 LR
Mineral Area 1, excluding Mineral Area 2, on the Remaining Extent of Dorstland 768 LR
Remaining Extent of Portion 1 of Dorstland 768 LR

New order prospecting rights have been granted to Plateau.

Dortsland and Malokongskop coverall al minerals and oil and gas.

Noord Holland Right does not include oil and gas.

Portion 1 of Elandsfontein 766 LR and Hamburg 737 LR, includes all minerals.	Portion 2 of Elandsfontein 766 LR Portions 2, 3 and the Remaining Extent of Portion 1 and Mineral Area 1 of Dorstland 768 LR Remaining Extent and Portions 1 and 2 of Noord Holland 775 LR Portion 1 of Elandsfontein 766 LR and Hamburg 737 LR rights commenced March 20, 2007, and endure for 5 years to March 19, 2012.

Malokongskop 780 LR right commenced on November 28, 2006 and endures for 5 years to November 27, 2011.

Boikgantsho: Drenthe 778 LR Remaining Extent of the Farm Witrivier 77 LR Portion 1 of the Farm Witrivier 77 LR	New order prospecting rights have been granted to Plateau. Drenthe includes all minerals.	The Witrivier right commenced on March 20, 2007 and endures for 5 years to March 19, 2012. The Drenthe right commenced on November 28, 2006 and endures for 5 years to November 27, 2011.

Rietfontein Block: Rietfontein 2 KS	New order prospecting right has been granted to Plateau. It includes all mineral except precious stones and oil and gas.	This right commenced on November 28, 2006 and endures for 5 years to November 27, 2011.

Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Central Block, the Rietfontein Block, the Boikgantsho and Kwanda Projects, collectively, known as the Platreef Properties.
Rietfontein Block
The Company has entered into a settlement agreement effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC in South Africa. The 2001 agreement granted Ivanplats the right to earn a 50% interest in the Rietfontein property through expenditure related to exploration activities undertaken in accordance with approved technical programs.
The settlement agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the agreement are as follows:
•	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.
•
The existing joint venture (“JV”) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JV (“the Extended JV”).

•	Anooraq will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Anooraq.
•
Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study Anooraq may elect to either:

•	Retain a participating interest in the Extended JV and finance its pro rata share of the project development going forward; or
•
Relinquish its participating interest in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block
The Central Block consists of eight farms or portions thereof, acquired by Anooraq, through its wholly-owned South African subsidiary Plateau, prior to its joint ventures with Anglo Platinum. It also includes one portion of the Dorstland farm acquired by way of an agreement with RPM. Dorstland 768LR was acquired through an agreement with Pinnacle Resources in 1999. Rights to the other farms or portions are administered by the Department of Mineral Resources (“DMR”).
The Company is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Kwanda Project (North Block and South Block)
On May 16, 2002, Anooraq, through its wholly-owned South African subsidiary, Plateau completed a joint venture agreement with RPM for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex.
As of July 1, 2009, the joint venture terminated and Kwanda Platinum Mine Proprietary Limited, a wholly owned subsidiary of Holdco, owns the respective interest in and assets relating to the Kwanda Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Kwanda Project.
The Company intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2010 at a cost of approximately $0.2 million.
Boikgantsho Project (Drenthe, Witrivier and Overysel North)
In November 2003, Anooraq, through its wholly-owned South African subsidiary, Plateau, entered into a joint venture agreement with Potgietersrus Platinum Limited (“PPL”) to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm.
As of July 1, 2009, the joint venture terminated and Boikgantsho a wholly owned subsidiary of Holdco, owns the interest in and assets relating to the Boikgantsho Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Boikgantsho Project.
Historically, significant exploration drilling has been conducted at the project site which has led to the declaration of a mineral resource in the indicated and inferred categories. This mineral resource was the basis of a high level preliminary evaluation undertaken by Anooraq and published in February 2005. Though the preliminary evaluation was at a level where definitive economic evaluation could not be carried out, the results of the work undertaken showed that the project value was significant enough to warrant further study. A review of the scoping study has been initiated and is expected to be completed by the end of June 2010 at a cost of approximately $0.1 million. Dependent on the outcome of the review, a pre-feasibility study may be initiated in May 2010 and is expected to be completed by the fourth quarter of 2011. The cost of the pre-feasibility study if completed would be approximately $1.0 million.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access from Johannesburg to the central portion of the Platreef Project area is via highway N1 to the city of Mokopane, then 35 kilometers to the north northwest via well maintained secondary roads. There are nearby highways, railways, and high capacity electrical transmission lines.
The climate is semi-arid with moderate winter temperatures in the 20 degrees celcius range, typically increasing to 35 degrees celcius in summer.
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
History
Exploration on the Platreef Properties prior to the involvement of Plateau in 1998 had been sporadic in spite of numerous historic drill holes in identifying extensive PGM mineralization on the Farm Drenthe 778LR.

Geological Setting and Mineralization
Regional mapping, geophysical data and drilling at various spacing’s suggest that the Platreef extends for some 12 kilometres on the Platreef property. PGM mineralization within this 70-250 metres thick succession is commonly associated with pyrrhotite (iron sulphide), chalcopyrite (copper sulphide) and pentlandite (nickel sulphide).
The entire Platreef rock package is ‘mineralized’ to some extent, containing anything from 100 ppb up to approximately 10,000 ppb PGM in places. The configuration of a ‘mineralized zone’ is therefore a function of chosen cut-off grade, and typically, at cut-offs in the range 0.5 g/t to 1.0 g/t, PGM ‘mineralized zones’ are not confined to individual rock units. Nevertheless, these chemically defined zones typically form ‘layer-like’ bodies, or ‘reefs’ in South African terminology, which lie sub-parallel to the general igneous strike and dip of the Platreef rock package.

The weathering profile is variable and can extend as deep as 66 metres. Generally, less than 50% of drill holes exhibit any degree of strong weathering, to a mean depth of 14.2 metres.
Sampling and Analysis, and Security of Samples
The flow chart in Figure 8 illustrates the sampling and analytical protocol for the Platreef cored drill holes. The boxed core was picked up at the drill rig and transported to a secure core logging facility near Mokopane for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Anooraq personnel. Half core is retained at the secure Anooraq warehouse near Mokopane. Master pulps are also retained at the warehouse. Pulps remaining after analyses at Acme have been shipped for long term storage at a secured warehouse at Port Kells, B.C.
Anooraq monitored the sampling and analytical procedures of the project with a detailed quality assurance/quality control (QAQC) program. Typically, the additional analytical work involved in the QAQC program was greater than 10% of the basic analytical requirement for a project. The QAQC program was separate from the internal procedures used by the analytical laboratories.
Figure 8. Analytical flow sheet

Estimates of Mineralization
Resource estimates were completed for the Drenthe and Overysel North deposits as outlined by drilling to mid-September 2004. These estimates are for 100% of the resource base and Anooraq currently has a 51% economic interest in these resources.
Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This Annual Report uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.
Cautionary Note to Investors Concerning Estimates of Inferred Resources
This Annual Report uses the term “inferred resources”. Anooraq advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.
See the “Cautionary Note to U.S. Investors”.
Investors should refer to the disclosure under the heading “Resource Category (Classification) Definition” in the “Glossary of Terms”.
Indicated and inferred resources for the deposits are tabulated below:
Table 11. Boikgantsho Indicated Mineral Resources
Nov 2004 at a US$20 GMV/t cut-off

	Tonnes	3PGM	Pt	Pd	Au	% Ni	% Cu
DEPOSIT	(millions)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)
Drenthe	132.24	1.25	0.53	0.62	0.09	0.14	0.09
Overysel North	44.42	1.64	0.67	0.87	0.10	0.10	0.06

Total	176.66	1.35	0.57	0.69	0.09	0.13	0.08

Table 12. Boikgantsho Inferred Mineral Resources
Nov 2004 at a US$20 GMV/t cut-off

	Tonnes	3PGM	Pt	Pd	Au	% Ni	% Cu
DEPOSIT	(millions)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)
Drenthe	88.64	1.16	0.49	0.58	0.09	0.15	0.09
Overysel North	15.71	1.63	0.65	0.88	0.10	0.11	0.06

Total	104.35	1.23	0.52	0.63	0.09	0.14	0.09

Notes to tables 11 and 12:
(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2)	Gross Metal Value per tonne (GMV/t) is sum of Pt, Pd, Au, Cu and Ni grades multiplied by the following metal prices:
(3)	Pt — US$650/oz; Pd — US$250/oz; Au — US$375/oz; Ni — US$4/lb; Cu — US$1/lb.
G.J. van der Heever, Pr.Sci.Nat., of GeoLogix, an independent QP, is responsible for the resource estimate. The resource estimate is described in December 2004 and March 2005 technical reports, filed on SEDAR at www.sedar.com.

Recent Exploration
Work on the Platreef Properties, including the Boikgantsho pre-feasibility study, was deferred in 2006 and 2007 as the Company focused its financial resources on the Ga-Phasha Project, and in 2008/2009 as the Company focused on advancing the Bokoni Transaction.

ITEM 4A UNRESOLVED STAFF COMMENTS
None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. The Company adopted IFRS as of January 1, 2009. The impact of the transition from Canadian generally accepted accounting principles to IFRS is explained in notes 3.1 and 39 to the audited consolidated financial statements (Item 18).
Anooraq’s audited consolidated financial statements have been prepared assuming Anooraq will continue as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due. The Company completed the acquisition of the Bokoni Mine, effective July 1, 2009. Debt and equity financing to complete the transaction and provide financing for on-going operations were put in place, as described in the “Business Overview” (Item 4.B.). The Company expects that it will have adequate resources to fund its activities and pay its liabilities in the foreseeable future.
For additional details respecting historical exchange rates, see Item 3 — “Key Information”. The outlook for Anooraq’s assets primarily relates to the outlook for platinum group metals. For information relating to the historical prices for platinum group metals, see Item 5D — “Trend Information” below.
Key drivers of the Company’s operating results and principle factors affecting its operating results
The principal uncertainties and variables facing the Company’s business and, therefore, the key drivers of its operating results are:
•	The prices of PGM metals, which fluctuates widely in dollars and ZAR;
•	The tonnages and PGM content thereof, impacting on the amount of PGM metals the Company produces, at its operations;
•	The cost of producing the PGM metals as a result of mining efficiencies; and
•	General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations, particularly in South Africa.
PGM prices
The Company’s revenues are derived primarily from the sale of PGM metals produced at the Bokoni Mine. As a result, the Company’s operating results are directly related to the prices of these PGM metals, which can fluctuate widely and are affected by numerous factors beyond the Company’s control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the prices of the PGM metals are generally quoted) and of other currencies, interest rates, forward sales by producers, global or regional political or economic events, and production and cost levels in major PGM-producing regions such as South Africa. As a general rule, the Company sells the PGM metals produced at the market prices to obtain the maximum benefit from prevailing PGM metal prices.
The movements in the U.S. dollar PGM spot price for 2009 and 2008 are indicated in the following table:

Monthly average basket PGM prices	2009 fiscal year		2008 fiscal year		% change
Lowest PGM price during the fiscal year	US$	684	US$	618	11%
Highest PGM price during the fiscal year	US$	1,090	US$	1,743	(40%)
Average PGM price during the year	US$	874	US$	1,313	(33%)
PGM price at end of the year	US$	1,090	US$	618	(76%)
PGM price at beginning of the year	US$	684	US$	1,343	(49%)

Monthly average basket PGM prices	2008 fiscal year		2007 fiscal year		% change
Lowest PGM price during the fiscal year	US$	618	US$	1,023	(40%)
Highest PGM price during the fiscal year	US$	1,743	US$	1,271	37%
Average PGM price during the year	US$	1,313	US$	1,140	15%
PGM price at end of the year	US$	618	US$	1,271	(51%)
PGM price at beginning of the year	US$	1,343	US$	1,023	31%

Based on Anooraq’s 2009 PGM production, the approximate sensitivity of its revenue to a 10% increase or decrease in the market PGM price is a $21 million increase or decrease in revenue.
PGM production and operating costs
Production from the Bokoni Mine for the first six months under Anooraq’s management totaled 503,398 tonnes and 61,307 4E ounces at an average yield of 4.29. Refer to Item 5A. “Operating Results” for the production statistics of the Bokoni Mine.
The Company’s costs and expenses consist primarily of operating costs, royalties and depreciation. Operating costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of PGM metals. Labor is the largest component of operating costs consisting 55% of direct operating costs for first six month under Anooraq’s control at the Bokoni Mine in 2009.
General economic factors
The Bokoni Mine is situated in South Africa and the Company is exposed to a number of factors, which could affect its profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting its mining operations, the Company recognizes the inherent risks and uncertainties of the industry, and the wasting nature of the assets.
Effect of exchange rate fluctuations
For the year ended December 31, 2009, 100% of the Company’s revenues were generated from the Bokoni Mine in South Africa. During this period the U.S. dollar weakened by 7% against the ZAR. As the price of PGM metals are denominated in U.S. dollars and the Company realizes its revenues in ZAR, the depreciation of the U.S. dollar against the ZAR reduces the Company’s profitability, whereas the appreciation of the U.S. dollar against the ZAR increases its profitability.
Currency hedging
Anooraq does not engage in any hedging operations with respect to currency or in-situ minerals. Funds in excess of Anooraq’s immediate needs are invested in short term near-cash investments pending the requirements for the funds. In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.
Effect of inflation
South Africa went through a period of increased inflation along with other world markets in 2008. The South African inflation rate stabilized in fiscal 2009 and the CPI (“Consumer Price Inflation”) index was 4.8% in April 2010. The Company’s operating costs are directly impacted by inflation.
South African political, economic and other factors
The Company only operates in South Africa, and its mining activities in South Africa are subject to, amongst others, the following laws and regulations:
•	The Broad-based Black Economic Empowerment Act;
•	The Minerals Act;
•	The Mineral and Petroleum Resources Development Act (MPRDA);
•	The Mineral and Petroleum Royalty Act.
The Company are also subject to various local, national and regional safety, health and environmental laws and regulations. Refer to Item 3.D. (Risk Factors) and Item 4.B. (Business Overview — Mining and Exploration in South Africa) for a detailed discussion on the political, economic and other factors affecting South African companies.

5 A. Operating Results
Fiscal 2009 Compared to Fiscal 2008
With effect from July 1, 2009, Anooraq transformed from an exploration and development company into a PGM producer. This transformation was achieved through the Bokoni Transaction. The Bokoni Transaction is discussed in detail in Item 4.A.
As a result of the acquisition of the Bokoni Mine on July 1, 2009, the results of operations and the financial position of the Company have changed significantly. In prior years, the Company was only an exploration company whereas it is now also managing an operating mine.
The Company incurred a loss of $51,780,529 for the year ended December 31, 2009 compared to a loss of $13,970,096 for the year ended December 31, 2008. Due to the Bokoni Transaction in 2009, the Company had revenue and cost of sales for the first time in fiscal 2009 and incurred a gross loss for the first six months in control of the Bokoni Mine.
Highlights
During the first six months in which Anooraq assumed control at the Bokoni Mine, it achieved the following highlights:
•
Labor restructuring agreements with labor unions were finalized and the Company commenced with the implementation of its labor restructuring plan which was finalized during the first quarter 2010. This labor restructuring represents a key element for implementation of the Company’s turnaround strategy at the Bokoni Mine, with approximately 826 mine personnel affected through the restructuring process. During the first quarter of 2010, approximately 377 mine personnel (approximately 10% of total mine labor) were moved from positions in services to production activities and approximately 153 mine personnel were retrenched during the process.

•
The concentrator plant upgrade at Bokoni was completed on time and within budget. This upgrade resulted in the mine’s Merensky reef milling capacity increasing to 100,000 tonnes per month, while the UG2 reef milling capacity is installed at 65,000 tonnes per month. Due to the upgrade, 20 milling days were lost during the first six months. This upgrade project will ensure that Bokoni has sufficient concentrator processing capacity to meet its stage one growth phase demands, whereby the operations will increase production to 160,000 tonnes per month by 2014.

•
Cost cutting initiatives remain a key focus area at the Bokoni Mine, and during this period the ZAR per tonne milled unit operating costs decreased to ZAR 976 per tonne in the six months ended December 31, 2009 which is significantly lower than the cost of ZAR 1,113 per tonne in the six months ended June 30, 2009 at the Bokoni Mine prior to the Bokoni Transaction.

Revenue
The Bokoni Mine is the only revenue generating asset of the Company. The mine concentrator milled 503,398 tons in the first six months under Anooraq’s managent producing 61,347 4E oz. During this period the mill was upgraded and the mill was therefore inactive for 20 shifts having a negative impact on the output.
Revenue sales from concentrate were $62.6 million for the first six months under Anooraq’s management, increasing steadily throughout the period due to higher metal prices.
The average ZAR-U.S. Dollar exchange rate for the six months was R7.63 and the average PGM basket price for the six months was US$966.
Cost of Sales
The total cost of sales of $81.0 million for the first six months under Anooraq’s control decreased steadily throughout the period, largely attributable to the Company’s focus on key cost cutting initiatives at the operations, including the introduction of stringent budgetary systems and controls.
These cost cutting initiatives will remain a key focus area for the operations moving forward in order to counteract the effects of inflation, annual wage increases, royalty tax introduction and significant year-on-year increases in power charges by Eskom. Despite positive results in cost reductions, the Bokoni Mine’s unit operating costs remain at unacceptably high levels when compared to industry averages.
The Company remains committed to further reducing costs through a combination of absolute cost reductions, improved production efficiencies and increased production volumes following completion of the labor restructuring process in the first quarter of 2010.

Production costs (excluding amortization and depreciation) on a per ton basis were $130 (ZAR 976) per ton for the first six months under Anooraq’s management, and reduced steadily throughout the period mainly due to better cost controls over the period. The main contributors to this cost reduction were:
•	a reduction in stores costs due to the introduction of a flexible budget system;
•	a reduction in transport costs due to the re-negotiation of transport contracts with service providers;
•	utility costs decreased due to lower summer tariffs; and
•	reduction in labor costs due to labor restructuring.
A “zero based” labor plan was completed in August 2009. A significant imbalance in mine production to services labor ratios was identified and the need to restructure the work force was recognised. After consultations with labor unions, pursuant to South African Labor Relations Act, a restructuring agreement was signed at the end of December 2009.
The process of arranging the interviewing and offering of alternative placement to over-complement employees commenced on January 6, 2010.
Included in administration expenses is the provision for restructuring cost of $1.8 million.
Safety
The Company’s Lost Time Injury Frequency Rate (“LTIFR”) deteriorated to 1.04 in the second quarter from 0.74 in the first quarter under Anooraq’s management. This deteriorating trend remains a focus area and an area of concern for management at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues. On November 2, 2009, Bokoni achieved one million fatality free shifts, a great milestone in improving safety in South African mines.
Development
Total development metres increased throughout the first six months of Anooraq management, largely as a result of greater emphasis being placed on development in order to create in stope mining flexibility. Immediately available ore reserves were at 14 months as at December 31, 2009.
The built up head grade improvement throughout the six months can be largely attributed to better in stope mining discipline and new ore flow processes introduced at the operations. Grade control remains a key focus area for the Company and a major focus in training has been implemented at the operations to ensure that stoping teams are adhering to “best cut” mining practices to ensure that grade control standards are sustained.
Bokoni Mine production statistics

		Six months
		July to December 2009

4E oz produced	Oz	61,347
Tonnes milled	T	503,398
Built-up head grade	g/t milled,4E	4.29
Development meters	M	6,245
Immediately available ore reserves	Months	14
R/t Operating cost/tonne milled	ZAR/t	976
R/4E Operating cost/4E oz	ZAR/4E oz	8,009
Total labor (mine operations)	Number	4,402
The Bokoni Mine was formerly wholly owned by Anglo Platinum and historical comparative production statistics are not available.
The above information relates to the Bokoni Mine segment of the Company. The Projects segment relates to the Company’s exploration projects and did not generate any revenue.

Other items in the Statement of Comprehensive Income
Transaction costs of $10,401,725 (2008 — nil).
These transaction costs included consulting and legal expenses relating to the Bokoni Transaction. During the year, the Company adopted IFRS 3, Business Combinations (2008), which resulted in $1,587,959 being expensed on January 1, 2009 relating to previously-capitalised transaction costs.
Finance expenses of $20,340,287 (2008 — $1,848,574).
The Bokoni Transaction was funded through a number of interest bearing loans, resulting in increased finance expenses for the year. Refer to note 27 of the notes to the audited consolidated financial statements (Item 18) for details of the individual liabilities to which the finance expenses relate.
Income tax recovery of $7,633,485 (2008 — nil).
Due to the taxable losses and deductable expenditure incurred by the Company in 2009, a portion of the deferred tax liabilities acquired in the Bokoni Transaction were reversed to profit or loss. Refer to note 29 of the notes to the consolidated financial statements (Item 18) for a reconciliation of the income tax for the periods. The difference between the statutory tax rate of 30% and the effective tax rate of 12.8% relates primarily to disallowed expenditure, including transaction costs and preference dividends and deferred tax assets not recognised.
The impact of the higher loss was marginally offset by the following items:
Finance income of $529,285 (2008 — $179,119)
Through the Bokoni Transaction in 2009, the Company acquired an interest in the Platinum producer’s environmental trust fund and earned interest on the investment resulting in the higher Finance income for the 2009 year.
Other income of $1,138,850 (2008 — $5,779)
The Company recorded foreign exchange gains of $907,047 on bank accounts due to the strengthening of the ZAR against the Canadian dollar for the year which is included in Other income.
Statement of Financial Position
The net assets of the Company increased from $3.6 million as at December 31, 2009 to $209.5 million as at December 31, 2010.
The major reason for the increase was due to assets and liabilities acquired in the Bokoni Transaction. A summary of the assets acquired and liabilities assumed at the acquisition date are as follows:

Property, plant and equipment	$725,226,891
Capital work-in-progress	216,194,965
Cash deposits held in Platinum Producers Environmental Trust	2,356,993
Other non-current assets	741
Trade and other receivables	22,477,941
Cash and cash equivalents	3,576,912
Loans and borrowings (owing to RPM)	(493,666,666)
Deferred taxation	(231,040,913)
Provisions	(4,308,137)
Current tax payable	(123,034)
Trade and other payables	(30,845,374)

Total identifiable net assets at July 1, 2009	$209,850,319

Goodwill and a non-controlling interest of $12.4 million and $102.8 million, respectively, were recognized on acquisition. Also refer to Item 4.A. for a discussion on the financing of the Bokoni Transaction.
Property, plant and equipment increased to $693,393,736 at December 31, 2009 from $469,635 at December 31, 2008 mainly as a result of the Bokoni Transaction. The details for the movement in property, plant and equipment for the year are tabled in note 7 of the consolidated annual financial statements (Item 18).
Capital work-in-progress of $235,838,915 at December 31, 2009 arose mainly through the Bokoni Transaction. The detail of the movement in Capital work-in-progress between the date of the Bokoni Transaction (July 1, 2009) and December 31, 2009 are tabled in note 8 of the consolidated annual financial statements (Item 18). Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni Mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.
Mineral property interests increased to $13,223,703 at December 31, 2009 from $4,200,000 at December 31, 2008. The mineral property interests in Ga-Phasha Platinum Mines (Proprietary) Limited (“GPM”) was previously held in a joint venture with Anglo Platinum. As of July 1, 2009, the joint venture agreement terminated and GPM, a wholly owned subsidiary of Bokoni Holdco, owns the respective interest in the assets relating to the Ga-Phasha Project. Anooraq owns an effective 51% interest in the Ga-Phasha Project, resulting in an increase of $2,552,701 in Mineral property interest being transferred from Equity accounted investees. Anooraq increased its interest in the GPM exploration project assets from 50% to 51% through the Bokoni Transaction discussed in note 34 of the consolidated annual financial statements (Item 18). This resulted in an increase of $6,592,523 in the mineral property interest at December 31, 2009.
Goodwill of $12,382,569 as at December 31, 2009 arose as a result of the Bokoni Transaction as discussed in note 34 of the consolidated annual financial statements (Item 18).
The Platinum producers trust fund of $2,578,131 arose from the Bokoni Transaction as discussed in note 34 of the consolidated annual financial statements (Item 18).
Deferred acquisition costs of $1,587,959 at December 31, 2008 were expensed in 2009 when the Company adopted IFRS 3, Business Combinations (2008) — See Item 5 A above.
Restricted cash of $1,291,348 at December 31, 2009 arose as a result of the Bokoni Transaction and consists of cash and cash equivalents held by the Bokoni Platinum Mine ESOP Trust, a consolidated SPE, which is not available to fund operations.
At December 31, 2009, working capital was $28,403,998 (excluding restricted cash) compared to $587,726 at December 31, 2008. The major reason for this increase was the result of an increase of cash and cash equivalents at December 31, 2009 to $30,947,511 from $3,850,674 at December 31, 2008. This was as a result of cash in the bank account for working capital requirements at the Bokoni Mine of $16 million at December 31, 2009 and excess cash raised through the Bokoni Transaction.
Share capital increased to $71,713,114 at December 31, 2009 from $54,948,341 at December 31, 2008. The Company issued the following ordinary shares on July 1, 2009:
•
Anglo Platinum contributed an amount of $15.4 million to the Anooraq Community Participation Trust. Approximately $10.9 million was used to acquire new shares in the Company. As of July 1, 2009, the Company issued 9,799,505 ordinary shares at $1.11 to the Anooraq Community Participation Trust.

•
Anglo Platinum contributed approximately $6.8 million to the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”), of which $5 million was used to acquire new shares in the Company. As of 1 July 2009, the Company issued 4,497,062 ordinary shares at $1.11 to the ESOP Trust. The ESOP Trust is consolidated as a SPE by the Company.

Treasury shares of $4,991,726 at December 31, 2009 relate to shares held by the ESOP Trust in Anooraq, which is an SPE consolidated by the Company.
Convertible preference shares of $162,910,000 at December 31, 2009 arose through share settled financing with the issue of cumulative mandatory convertible “B” preference shares to RPM and a subsidiary of Pelawan Investments (Proprietary) Limited to finance the acquisition discussed in note 34 of the consolidated financial statements (Item 18). The final effects of the share settled financing will result in RPM receiving a fixed number of 115.8 million ordinary shares of Anooraq and Pelawan Investments (Proprietary) Limited, Anooraq’s controlling shareholder, receiving a fixed number of 111.6 million ordinary shares. Also refer to Item 4.A., Financing of the Bokoni Transaction for further details.

The foreign currency translation reserve increased to a negative $9,390,899 at December 31, 2009 from a positive $129,684 at December 31, 2008. This is mainly due to the significant increase in all items in the consolidated annual statement of financial position compared to the previous year as well as the strengthening of the ZAR against the Canadian dollar. The financial results of Company entities that have a functional currency different from the presentation currency are translated into the presentation currency. The presentation currency of the Company is Canadian Dollars. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions, which are translated at the rate of exchange in effect at the transaction date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange at the reporting date. Differences arising on translation from the Transition Date are recognized as other comprehensive income and are included in the foreign currency translation reserve (“FCTR”).
The hedging reserve of $731,293 at December 31, 2009 arose as a result of the Company entering into an interest rate swap arrangement with Standard Chartered Bank to fix the variable interest rate on $74 million of the principal amount of the senior debt facility.
The share-based payment reserve increased to $19,770,786 at December 31, 2009 from $17,584,974 at December 31, 2008. An increase of $1,117,441 was as a result of the re-pricing of 8,036,000 options to $1.29 each. An increase of $1,068,371 was as a result of share-based payment transactions during the year. 6,156,000 options at an average price of $0.86 were issued during the year and 930,000 options with an average price of $1.29 were cancelled during the year.
The non-controlling interest of $82,025,730 at December 31, 2009 arose as a result of the Bokoni Transaction offset by its proportionate interest in Bokoni’s loss for the year. Anooraq has an indirect 51% holding in Bokoni Holdco and the non-controlling interest represents the holding of 49% by RPM.
Loans and borrowings increased to $555,509,417 at December 31, 2009 from $12,967,753 at December 31, 2009. This increase was mainly as a result of the Bokoni Transaction and the funding thereof as discussed in Item 4.A., Financing the Bokoni Transaction. For a detailed breakdown of the loans and borrowings as well as the movements in the year refer to note 19 of the consolidated annual financial statements (Item 18).
Deferred tax of $213,484,109 at December 31, 2009 arose as a result of the Bokoni Transaction. An amount of $7,633,485 of the deferred tax liabilities acquired in the Bokoni Transaction was reversed to profit or loss due to the taxable losses and deductible expenditure incurred by the Company in 2009.
Provisions of $7,021,038 at December 31, 2009 arose as a result of the Bokoni Transaction and relate to environmental rehabilitation.
The derivative liability of $1,590,945 at December 31, 2009 arose as a result of the Company entering into an interest rate swap arrangement with Standard Chartered Bank to fix the variable interest rate on $74 million of the principal amount of the Senior debt facility.
Critical Accounting Policies and Estimates
The Company’s accounting policies are presented in note 4 of the consolidated annual financial statements for the year ended December 31, 2009 (Item 18). This discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes included in Item 18.
The preparation of the consolidated annual financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated annual financial statements is included in the notes to the consolidated annual financial statements where applicable.

These estimates include:
Taxation
The Company applies significant judgment in determining provisions for income taxes and deferred tax assets and liabilities.
Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognised and deferred tax assets being considered based on the probability of its deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realised.
The Company provides deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of the Company’s net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.
Impairment of Mining Assets
The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined utilising discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.
Key assumptions for the calculations of the mining assets’ recoverable amounts are the forward platinum group metal prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward platinum group metals prices. The life-of-mine plans are based on proven and probable reserves and have been approved by the Company.
During fiscal 2009, the Company calculated the recoverable amounts based on updated life-of-mine plans and a South African discount rate of 16.48%.
Refer to note 7 of the audited consolidated financial statements (Item 18) for details of key assumptions used in the 2009 impairment testing.
Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. No impairments were recorded for the Company for the year ended December 31, 2009. All mining assets, including goodwill, are allocated to one cash generating unit.
Should management’s estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:
•	Changes to proven and probable ore reserves;
•	The grade of the ore reserves may vary significantly from time to time;
•	Review of strategy;
•	Differences between actual commodity prices and commodity price assumptions;
•	Unforeseen operational issues at the mine; and
•	Changes in capital, operating mining, processing and reclamation costs.
Exposure and liabilities with regards to rehabilitation costs
Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Company’s environmental management plans in compliance with current technological, environmental and regulatory requirements.
Management used a South African inflation rate of 5.2% and the expected life of the mine according to the life-of-mine plans in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.4% based on recent yields determined on government bonds.

Fair value of share based payments
The fair values of options granted are determined using a Black-Scholes valuation model. The significant inputs into the model are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 36 of the audited consolidated financial statements for details on each of the share option and share appreciation schemes and assumptions used.
Inventory — Stock piles
Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained PGM ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.
Assessment of contingencies
Contingencies will only realise when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.
Mineral resources and reserves
Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from the Group’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.
Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.
Because the economic assumptions used to estimate the mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect the Group’s financial results and financial position in a number of ways, including:
•	Asset carrying values may be affected due to changes in estimated cash flows;
•	Depreciation and amortisation charged to profit or loss may change as they are calculated on the units-of production method; and
•	Environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.
At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.
Assets acquired in business combination
The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably and willingly. The fair value of items of plant, equipment, fixtures and fittings is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.
The fair value of mining rights included in property, plant and equipment acquired as part of a business combination is determined using the multi-year excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.
Key assumptions used in the valuation of the transaction, referred to in note 34 of the Company’s audited consolidated financial statements are the following:

Life-of-mine	- 35 years
South African discount rate	- 18.5%
PGM price	- $1,237
ZAR/US$ exchange rate	- R9.42
South African inflation rate	- 4.6%

New standards and interpretations not yet adopted
IFRS standards and interpretations issued but not yet effective and applicable to the Company:
•	IAS 24 (revised), Related party disclosures

•	Amendments to IAS 39, Eligible hedged items

•	Amendments to IFRS 1 and IAS 27, Cost of an investment in a subsidiary, jointly controlled entity or associate

•	Amendments to IFRS 2, Share-based payments: vesting conditions and cancellations

•	Amendments to IFRS 7, Improving disclosures about financial instruments

•	IFRS 9, Financial instruments

•	IFRIC 17, Distribution of Non-cash assets to owners

•	Various improvements to IFRS 2009
The Company is currently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.
B. Liquidity and Capital Resources
At December 31, 2009, the Company had working capital (excluding restricted cash) of $28.4 million compared to working capital of $0.6 million as at December 31, 2008. The RPM bridging loan previously outstanding was settled as part of the funding arrangements associated with the Bokoni Transaction.
As at July 1, 2009, as a result of the completion of the Bokoni Transaction, the Company secured additional financial resources and long term funding (as discussed under Financing the Bokoni Transaction — Item 4.A.). The Company expects that the cash flows from the acquired mining operations and the additional financing secured through the OCSF will be sufficient to meet its ongoing operational and capital cash requirements to fund the Bokoni Mine through its high growth phase to 2014.
The Company’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements (related to property, plant and equipment) at the Bokoni Mine (to the extent that internal cash flows from mine operations at the Bokoni Mine are insufficient for this purpose).
Default on borrowings would occur if legal obligations according to loan agreements are not met. Defaults would include:
•	Failure to make scheduled payments.

•	Violation of loan covenants.
Based on the Company’s business plan, with production outputs projected to increase to 270 000 PGM ounces per annum and costs projected to reduce to US$801 per PGM ounce, cash flows are expected to be positive, and the Company expects to service its loan obligations during the next nine years, which is the period of the loans. All loan covenants were met at December 31, 2009 and the company expects that all loan covenants will also be met for the 2010 financial year.
Anooraq’s sources of capital are primarily debt and equity.
The Company’s access to capital sources is dependent upon general commodity and financial market conditions. The Company has secured sustainable long term funding to meet its operating and capital obligations through to 2014. The Company’s cash balance as at December 31, 2009 was $30.9 million compared to the Company’s cash balances as at December 31, 2008 of $3.9 million.
The Company is in compliance with the South African Reserve Bank regulations and therefore has no restrictions on the ability of subsidiaries to transfer funds to the Company.
In addition to its cash resources the Company has access to various committed debt facilities from senior bank lenders and Anglo Platinum. All of the Company’s debt facilities have been negotiated such that it is not obliged to commence mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans until January 1, 2013. The reason for this debt repayment “holiday” period is that the Bokoni Mine is currently in a highly capital intensive project expansion growth phase until it reaches its phase one steady state of production of 160,000 tpm (270,000 PGM ounces per annum) expected in 2013. Thereafter, debt repayments will commence on the Debt Facility and the Company will undertake a refinancing of the Anglo Platinum debt facilities as and when market conditions allow it to do so. The only restriction on the use of debt facilities relates to the Operating Cash Flow Shortfall Facility (“OCSF”), where the remaining facility may only be utilized for the purposes of operating or capital expenditure shortfalls at Bokoni.

A summary of the Company’s debt facilities as at December 31, 2009 is as follows:

	Balance at December	Total available	Unutilized portion of
	31, 2009	facility	facility
	$ million
Senior debt facility	71.5	106.4	34.9
OCSF	54.0	208.5	154.5
RPM Funding loan	72.8	102.2	29.4
“A” preference share facility	352.7	352.7	—
Other	4.5	4.5	—

Total	555.5	774.3	218.8

In addition to the facilities above, Anglo Platinum made available to Plateau a standby facility for up to a maximum of 29% of the Bokoni Mine’s cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in funding any accrued and deferred interest and fund repayment obligations under the Debt Facility during its term. This facility has not been utilized at December 31, 2009.
Financial Instruments
Interest rate hedging
The Company has entered into an interest rate swap arrangement with Standard Chartered Bank to fix the variable interest rate on $74 million (ZAR 500 million) of the principal amount of the Standard Chartered Bank plc loan at 14.695%.
Material Commitments for Capital Expenditures
At December 31, 2009, the Company had commitments for capital expenditures of $10,323,040 relating primarily to mine development and infrastructure costs for the Bokoni Mine.
C. Research and Development, Patents and Licenses, etc.
Anooraq is a resource-expenditure based corporation and, accordingly, does not have a program of intellectual property development or patenting or licensing issues.
D. Trend Information
2009 was highly volatile year for PGM metal prices. During the first half of 2009, PGM metal prices continued to suffer from the effects of the 2008 commodity market collapse and gains made in metal prices towards the latter part of 2009 were largely offset by currency gains made by the ZAR against the U.S. Dollar. This resulted in the ZAR value of metal revenues remaining under pressure throughout 2009, which was a cause for concern, having regard to the inflation related wage increases in the South African mining sector, as well as pending cost increases relating to power usage.
With respect to the impact of supply and demand, the negative effects of a sharp decrease in vehicle sales in the United States and Europe were, to some extent, offset by an ever improving vehicle market in China, with Chinese new vehicle sales increasing significantly over 2009. Chinese jewelry demand also showed resilience over 2009, partially offsetting reduced demand in the automotive sector.
The outlook for 2010 remains cautiously optimistic for PGMs, but will to a large extent rely on a rebound in demand from the U.S. and European automotive sectors, while it is anticipated that the Chinese auto sector demand will continue to grow through 2010. Brazil, Russia, India and Indonesia remain potential high growth areas for the sector, due to the continued emergence of an increasing middle class consumer base. Increased emission control standards within the automotive sector will add impetus to PGM usage in the automotive and industrial sectors going forward.
With certain potential new PGM development projects and operations having been delayed or shut down during 2008 and 2009, there exists the potential for supply side constraint should sector demand recover at a faster pace than originally anticipated.

The introduction of new exchange traded funds for platinum and palladium in the United States will continue to add an element of volatility to metal pricing.
E. Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
F. Tabular Disclosure of Contractual Obligations
As at fiscal year end December 31, 2009, the Company had the following contractual obligations:

	Payments due by period
		Less than			Later than
Million $	Total	one year	1 to 3 years	3 to 5 years	5 years
Capital commitments	10.3	10.3	—	—	—
Long-term debt (include scheduled interest payments)	881.8	—	10.0	62.0	809.8
Operating lease commitments	1.2	0.4	0.8	—	—
Purchase obligations	11.7	11.7	—	—	—
Derivative liability	1.6	—	1.6	—	—

Total	906.6	22.4	12.4	62.0	809.8

The Company has routine market-price leases on its office premises in Johannesburg.
The Company has no “Purchase Obligations” defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
The Company’s commitments will be funded through cash generated from operations and available loan facilities. The Company’s long term debt obligations are denominated in ZAR. Payments and settlement on the obligation is denominated in ZAR. Long term obligations have been presented at an exchange rate of 1 CAD = 7.05 ZAR.
G. Safe Harbor
The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above. See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Name and Occupation
The information as to the number of Common Shares beneficially owned, controlled or directed shown below is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at http://www.sedar.com.
The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company as at June 30, 2010, the positions and offices presently held by them and the period or periods of time during which each has served as a directors of the Company. Each director’s terms of office expires at the next annual general meeting of the shareholders of the Company.

		Common shares
	Period(s) as a	Beneficially
Name, position with the Company and	Director or	owned,
province or state and country of	Officer of the	controlled or		B2 Preference		B3 Preference
residence	Company	directed (1) (2)		shares (1) (3)		shares (1) (4)
Fikile Tebogo De Buck (7) (8) (10) Johannesburg, South Africa	Since November 2008	Nil
Anu Dhir (7) (9) (10) (11) Director London, UK	Since July 2008	Nil
Wayne Kirk (7) (8) Director Washington, United States	Since July 2005	3,000
Philip Kotze Director, President and Chief Executive Officer Randfontein, South Africa	Since July 2008	100,000
Harold Motaung Director Gauteng, South Africa	Since September 2004	34,426,458	(5)	18,972,000	(5)	19,686,000	(5)
Tumelo Motsisi (9) (11) Director and Chairman Gauteng, South Africa	Since September 2004	49,234,432	(6)	26,784,000	(6)	27,792,000	(6)
Sipho Nkosi (8) (9) Director Gauteng, South Africa	Since November 2004	Nil

Common shares
	Period(s) as a	Beneficially
Name, position with the Company and	Director or	owned,
province or state and country of	Officer of the	controlled or	B2 Preference	B3 Preference
residence	Company	directed (1) (2)	shares (1) (3)	shares (1) (4)
Rizelle Sampson (10) Director Gauteng, South Africa	Since September 2004	Nil
Ronald Thiessen (11) Director British Columbia, Canada	Since April 1996	740,923
Joel Kesler Company secretary Gauteng, South Africa	Since March 2010	766,361
De Wet Schutte Chief Financial Officer Gautend, South Africa	Since May 2010	Nil

Notes:

(1)
The information as to number of common shares beneficially owned controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedar.com.

(2)
Directors personally own or control a total of 85,271,174 common shares which represent approximately 42.3% of the current outstanding shares. The directors also hold 9,431,000 options (see “Incentive Plan Awards — Option-based Awards”).

(3)	Directors personally own or control a total of 45,756,000 B2 Preference shares which represent approximately 41% of the current outstanding shares.

(4)	Directors personally own or control a total of 47,478,000 B3 Preference shares which represent approximately 41% of the current outstanding shares.

(5)
Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of common shares of Anooraq (201,743,473) held by the Pelawan Trust.

(6)
Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of common shares of Anooraq (201,743,473) held by the Pelawan Trust.

(7)	Member of the Audit Committee.

(8)	Member of the Nominating and Governance Committee.

(9)	Member of the Compensation Committee.

(10)	Member of the Sustainable Development and Health and Safety Committee.

(11)	Member of the Investment Committee.

Additional details including the principal occupation for the past five years of the above directors are as follows:
FIKILE TEBOGO DE BUCK, CA — Director
Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a BA degree in Economics and Accounting from the University of Swaziland. Ms De Buck is currently a non-executive director of Harmony Gold Mining Company Ltd and is a member of various board committees of Harmony including the Audit Committee. She has also served in various positions at the Council for Medical Schemes in South Africa.
Ms. De Buck is, or was within the past 5 years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Harmony Gold Company Limited	Director	April 2006	Present
Anooraq Resources Corporation	Director	November 2008	Present
ANU DHIR, BA, JD — Director
Anu Dhir holds a bachelor of arts degree from the University of Toronto, Canada and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, USA. She was called to the Connecticut bar in 1995. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas and technology sectors. She most recently served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company. She serves on the board of directors of Compass Asset Management (subsidiary of the VISOR Group) headquartered in Almaty, Kazakhstan. She is currently Managing Director of Miniqs Ltd. a private group that is primarily interested in resource projects that have the capability of growing into major producing operations.
During the past five years, Ms. Dhir is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present
Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	October 2009
Andina Minerals Inc.	Officer	January 2006	November 2006
Compass Asset Management	Director	June 2009	Present
Miniqs Limited	Director and Officer	Marc 2010	Present
WAYNE KIRK, LLB — Director
Wayne Kirk is a retired attorney and consultant. With over 40 years professional experience Mr. Kirk also has over nine years senior executive experience in the mining industry.
Mr. Kirk is a citizen of the United States and is a resident of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest in San Francisco.
During the past five years, Mr. Kirk is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

PHILIP KOTZE, Pr.Eng., — President, CEO and Director
Philip Kotze is a mining engineer with over 28 years of experience in the mining industry, including both operations and executive positions at AngloGold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold Mining Company Limited. A graduate of the University of Witwatersrand with a Graduate Diploma in Engineering (Mining Economics), Mr Kotze also holds a National Higher Diploma in Metalliferous Mining (WITS Technikon) as well as qualifications in Industrial Relations and Management.
During the past five years, Mr. Kotze is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present
A. H. C. HAROLD MOTAUNG, BSc, MBA — Director
Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor. Mr. Motaung then moved to the South African Government’s Department of Minerals and Energy (DME) as a director within the Mine Inspectorate. As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed Chief Director within the Mine Inspectorate. His portfolio included the gold, platinum and coal regions of South Africa.
In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government—associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited. Mr. Motaung has been a director of Anooraq since September 2004 and is not a director of any other public companies.
TUMELO M. MOTSISI, BA, LLM, MBA — Executive Chairman and Director
Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the Negotiated Benefits Consultants division of Alexander Forbes, a South African financial services company.
In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions (“Cosatu”). He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi also served as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings. Mr. Motsisi is a member and director of several South African companies. Mr. Motsisi has been a director of Anooraq since September 2004 and is not a director of any other public companies.
SIPHO A. NKOSI, B.Comm, MBA — Director
Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of and is currently Chief Executive Officer of Eyesizwe Coal (Pty) Ltd (“Eyesizwe”). Eyesizwe is one of the country’s largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

During the past five years, Mr. Nkosi is, or has been a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Exxaro Resources Limited	Director	November 2006	Present
Great Basin Gold Ltd.	Director	August 2003	Present
RIZELLE M. SAMPSON, H. Dip Education — Director
Ms. Sampson is a South African citizen and holds a Certificate in Corporate Finance from the University of London (School of Economics), a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.
Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd. She is a co-founder and executive director of African Footprint Investment Holdings (Pty) Ltd (“AFIH”), an investment holding company that is mainly black woman owned and managed. Ms. Sampson represents AFIH on the board of Tellumat (Pty) Ltd. She is also a member of the Sentech Educational Fund Advisory Board and Chairperson of the board of the National Electronic Institute of South Africa (Nemisa).
During the past five years, Ms. Sampson is, or has been a director of the following public companies:

Company	Positions Held	From	To
Independent Power Southern Africa (IPSA) Group PLC	Director	January 2009	Present
Anooraq Resources Corporation	Director	September 2004	Present
RONALD W. THIESSEN, CA — Director
Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc.
Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief	September 2000	August 2007
Executive Officer
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief	September 2000	Present
Executive Officer
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief	September 2000	January 2006
Executive Officer
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director and Chairman	July 2006	Present

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief	December 1999	September 2004
Executive Officer
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief	September 2000	December 2005
Executive Officer
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief	November 2001	Present
Executive Officer
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and CEO	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief	September 2000	July 2005
Executive Officer
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006
JOEL KESLER, B.COM, LLB (CUM LAUDE) UCT — Executive: Corporate and Business Development
Joel Kesler is a South African qualified lawyer with significant experience in mining finance and business development. He currently serves on Anooraq’s executive committee and is responsible for the Company’s Corporate and Business Development. He also serves as corporate secretary to the company. Mr. Kesler is not a director of any public companies.

DE WET SCHUTTE, B.COM (HONS), CA (SA) — Chief Financial Officer
De Wet Schutte is a chartered accountant with significant experience in mining, corporate finance and business development. Mr. Schutte previously held executive positions at Renova Investments, Harmony Gold Mining Ltd. and Mittal Steel, with responsibilities covering corporate transactions, project development and financial reporting in a listed environment. Mr. Schutte is not a director of any public companies.
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

(b)
To review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the CEO, CFO and other senior officers (collectively, the “Officers”) if applicable. The Compensation Committee evaluate the performance of the Officers in light of those goals and review and recommend to the Board the officers’ annual compensation and incentive or equity plan participation levels and bases of participation. Recommendations of compensation include salary, bonus, and other incentive compensation.

(c)	To review and recommend to the Board on an annual basis the evaluation process and compensation structure for the Company’s other employees.

(d)
Based upon input and recommendations from the officers, to review the Company’s incentive compensation plans and recommend changes in such plans to the Board of Directors as needed and to review and submit to the Board of Directors recommendations concerning new incentive compensation plans.

(e)	To administer the Company’s stock option and other equity based compensation plans and determine the grants of stock options and other equity based compensation.

(f)	To prepare and publish any annual executive compensation report in the Company’s annual information form or proxy statement.
The Compensation Committee is composed of Anu Dhir (the Committee Chairperson), Sipho Nkosi, both of whom are independent directors, and Tumelo Motsisi who is a non-independent director. Tumelo Motsisi ceased to be a member on May 10, 2010. During the 2009 financial year the committee met twice and the proceedings at such meetings were documented in the form of meeting minutes.
In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:
(a)	the Chief Executive Officer (“CEO”);

(b)	the Chief Financial Officer (“CFO”);

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2009.

Report on Executive Compensation
This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.
The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.
Philosophy and Objectives
The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:
(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.
In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.
Base Salary
In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.
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
Effective July 1, 2009, on completion of the Bokoni Transaction a further bonus was paid to Tumelo Motsisi ($175,350), Harold Motaung ($144,375), Joel Kesler ($127,575) and Iemrahn Hassen ($59,125). No other bonus arrangements have been agreed although certain NEOs may be awarded bonus compensation in 2010 based on objectives to be agreed by the Board for 2010.
Equity Participation
The Company has in place the Stock Option Plan dated for reference May 21, 2004, as amended June 17, 2005 and again on June 15, 2009. The terms of the Plan are described below at “Stock Option Plan”. The Stock Option Plan is designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. Stock options are granted taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants.

The Company also currently has a scheme in place to award share appreciation rights (“SARs”) to recognize the contributions of senior staff to the Company’s financial position and performance and to retain key employees. These share appreciation rights are linked to the share price of the Company on the Johannesburg Securities Exchange (“JSE”) and are settled in cash on the exercise date.
Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.
The Compensation Committee administers the stock options plan, generally granting options annually to directors, management, employees and consultants, and to individuals commencing employment with the Company.
SUMMARY COMPENSATION TABLE

					Non-equity incentive
					plan compensation
			Option		Annual	Long-	Pension,
			based		incentive	term	provident
		Salary	awards		plans	incentive	and medical	All Other	Total
		($)	($)		($)	plans	value	Compensation	Compensation
Name	Year	(3)	(4)		(5)	($)	($)	($)	($)
Phillip Kotze (1)	2009	414,559	143,350		Nil	Nil	89,055	Nil	646,963
Director, President and	2008	200,000	1,359,428		Nil	Nil	Nil	Nil	1,559,428
Chief Executive Officer

Iemrahn Hassen (2)	2009	291,155	287,987		59,125	Nil	37,200	Nil	675,468
Director	2008	236,500	Nil		Nil	Nil	Nil	3,094	239,594
Chief Financial Officer	2007	128,333	229,203		Nil	Nil	Nil	Nil	357,536

Tumelo Motsisi	2009	366,733	234,339		323,007	Nil	80,042	Nil	1,004,122
Director	2008	350,700	941,191		167,000	Nil	Nil	3,094	1,461,985
Executive Deputy Chairman	2007	334,000	1,831,018		Nil	Nil	Nil	Nil	2,615,018

Harold Motaung	2009	302,056	90,996		144,375	Nil	88,167	Nil	625,594
Director	2008	288,750	941,191	(6)	137,500	Nil	Nil	3,094	1,370,535
Sustainability and social	2007	275,000	1,004,713		Nil	Nil	Nil	Nil	1,279,713
affairs

Joel Kesler	2009	267,705	91,590		267,910	Nil	73,877	Nil	701,083
Corporate Finance and	2008	255,150	941,191		121,500	Nil	Nil	3,094	1,320,935
Business Development	2007	243,000	892,034		Nil	Nil	Nil	Nil	1,135,034

Bava Reddy	2009	207,841	369,724		Nil	Nil	44,097	Nil	621,662
Executive: Mineral Strategy	2008	44,586	Nil		Nil	Nil	3,546	Nil	48,132
and Exploration

Dolf Prinsloo	2009	73,730	15,843		Nil	Nil	16,349	Nil	105,921
Executive: Business Integration

DeWet Schutte (8)	2009	23,110	Nil		Nil	Nil	248	Nil	23,359
Chief Financial Officer
Notes:

(1)	Mr. Kotze was appointed as Chief Executive Office on July 1, 2008.

(2)	Mr. Iemrahn Hassen resigned his duties as CFO in November 2009.

(3)
Compensation of certain of the Company’s South African executives is payable in Canadian dollars but is paid to each executive in ZAR at an exchange rate of 1 CAD = ZAR 7.18, being the average monthly rate in effect for the year ended December 31, 2009.

(4)
The options granted in the 2007, 2008 and 2009 financial years were granted pursuant to the Stock Option Plan. (See “Stock Option Plan”). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate.

(5)
The annual incentive figures for the year ended December 31, 2008 are related to a bonus arrangement approved by the Board in 2007 whereby a cash bonus equal to 100% of annual base salary, payable 50% on signing of the Bokoni Acquisition Agreements and 50% on the Closing Date of the Bokoni acquisition, the first tranche of the bonus was paid during the year to Tumelo Motsisi, Harold Motaung and Joel Kesler.

(6)	The Company cancelled Mr. Motaung’s options to purchase 525,000 Common Shares at an exercise price of $2.90 per share expiring on June 30, 2013, subsequent to the covered financial year.

(7)	The NEOs who are also directors do not receive any compensation in their capacity as directors of the Company.

(8)	Mr. De Wet Schutte was appointed Acting Chief Financial Officer in December 2009 and has been appointed as Chief Financial Officer with effect from May 1, 2010.
Incentive Plan Awards — Option-based Awards
The Company currently has an option-based awards plan and a share appreciation rights scheme in place for certain employees. At the annual and extraordinary general meeting of the shareholders of the Company held on June 15, 2009 all the share options issued was approved for repricing to $1.29. The following table sets out all option-based awards outstanding as at December 31, 2009 for each NEO:

	Option-based Awards
	Number of
	securities			Value of
	underlying	Option		unexercised
	unexercised	exercise		in-the-money
	options	price		options(1)
NAME	(#)	($)	Option expiration date	($)
Phillip Kotze	796,000	1.29	June 25, 2013	Nil
	1,000,000	0.84	November 30, 2016	Nil
Iemrahn Hassen	126,000	1.29	December 1, 2010	Nil
Tumelo Motsisi	975,000	1.29	October 15, 2012	Nil
	525,000	1.29	June 30, 2013	Nil
	800,000	0.84	November 30, 2016	Nil
Harold Motaung	535,000	1.29	October 15, 2012	Nil
	525,000	1.29	December 17, 2010	Nil
	510,000	0.84	November 30, 2016	Nil
Joel Kesler	475,000	1.29	October 15, 2012	Nil
	525,000	1.29	June 30, 2013	Nil
	570,000	0.84	November 30, 2016	Nil
Bava Reddy	570,000	0.96	June 30, 2014	Nil
	540,000	0.84	November 30, 2016	Nil
Dolf Prinsloo	480,000	0.84	November 30, 2016	Nil
De Wet Schutte	500,000	1.62	May 1, 2016	Nil
Notes:

(1)
The value at December 31, 2009 is calculated by determining the difference between the closing price of the Company’s common shares at December 31, 2009 ($0.90) underlying the option on the TSX-V and the exercise price of the options.

Incentive Plan Awards — Value Vested or Earned During the Year
The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2009, for each NEO:

Non-equity
	Option based	incentive plan
	awards - Value	compensation -
	vested during	value earned
NAME	the year(1)	during year
Phillip Kotze	Nil	Nil
Tumelo Motsisi	Nil	Nil
Harold Motaung	Nil	Nil
Joel Kesler	Nil	Nil
Notes:

(1)
These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

Stock Option Plan
As noted above, the only equity compensation plan which the Company has in place is the Stock Option Plan which was previously approved by Shareholders on May 21, 2004, as amended June 17, 2005 and again on June 15, 2009. Amendments to the Stock Option Plan were most recently approved by Anooraq shareholders at the annual and extraordinary general meeting of the Company held on June 15, 2009. Such amendments to be implemented in respect of the Stock Option Plan and the outstanding stock options are as follows:
(a)
to reprice 8.061 million currently outstanding stock options to decrease the exercise price of such stock options to $1.29, including stock options granted to certain insiders of the Company pursuant to the Repricing; and

(b)
to amend the Company’s current stock option plan to increase the maximum number of Common Shares that may be issued pursuant to the stock option plan from 18,300,000 to 32,600,000 Common Shares less the 8,464,000 shares previously issued on exercise of options under the Plan, resulting in an increase in the number of Common Shares available for issuance pursuant to stock option grants made following the annual and extraordinary general meeting of the Company held on June 15, 2009 to 16,300,000 Common Shares.

Repricing
On June 15, 2009, the exercise price of the outstanding stock options of the Company was reduced to $1.29, which was determined in accordance the requirements of the TSX-V. The Board of Directors determined that the repricing was desirable to the Company in order to reflect current market value of the Company’s common shares and to incentivize the management and employees of the Company and to better align their interests with the interests of the Company.
Issue of new options
During the 2009 year the Company issued 6,156,000 share options with a weighted average exercise price of $0.86.

The terms of the outstanding stock options at December 31, 2009 are as follows:

			Number of		Weighted
			options	Number of	average life
Expiry date	Option price		outstanding	options vested	(years)
17 December 2010	$1.29	#	1,285,000	1,285,000	1.9
1 July 2010	$1.29	#	119,000	119,000	1.5
15 October 2012	$1.29	#	4,306,000	4,306,000	3.8
25 June 2013	$1.29	#	916,000	916,000	4.5
30 June 2013	$1.29	#	1,410,000	1,410,000	4.5
25 June 2014	$0.96		1,126,000	1,126,000	4.5
30 June 2013	$0.84		5,030,000	—	6.9

Total			14,192,000	9,162,000

Weighted average exercise price			$1.10	$1.25
#    -The options were re-priced to $1.29 on June 30, 2009.
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

(c)
options have a maximum term of ten years; although to date options have generally expired five years after the date of grant. Options terminate 30 days following the termination of the optionee’s employment or other relationship with the Company, except in the case of retirement or death. In the case of retirement, options terminate 30 to 90 days, at management’s discretion, following retirement. In the case of death, options terminate at the earlier of one year after the event or the expiry of the option. Vesting of options is at the discretion of the Compensation Committee at the time the options are granted; and

(d)
the minimum exercise price of an option granted under the Stock Option Plan must not be less than the closing price for shares of the Company as traded on the TSX-V on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX-V (depending on the price at the time of grant).

The following table sets out equity compensation plan information as at December 31, 2009:

Number of securities
remaining available for
future issuance under
	Number of securities to be	Weighted average exercise	equity compensation
	issued upon exercise of	price of outstanding	plans (excluding
	outstanding options,	options, warrants and	securities reflected in
	warrants and rights	rights	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders — (the Share Plan)	14,192,000	1.10	18,408,000
Equity compensation plans not approved by security holders			—

Total	8,061,000	1.10	18,408,000

PENSION AND PROVIDENT PLAN BENEFITS
The full time employees of the Company at the corporate offices belong to the Alexander Forbes Retirement Fund (Provident and Pension sections). The Company contributes 14% of the basic salaries of the employees on a monthly basis to the fund.
The employees of the Bokoni Mine belong to the following funds depending on their position:
•	The Company contributes 14% of the basic salaries of certain employees to the Amplats Group Provident Fund.

•	The Company contributes 14% of the basic salaries of certain employees to the Amplats Mines Retirement Fund.
Membership of these retirement funds is compulsory in all cases.
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
DIRECTOR COMPENSATION
Each director of the Company, who is not an executive officer, but a independent director (namely, Sipho Nkosi, Wayne Kirk, Fikile Tebogo De Buck, Rizelle Sampson and Anu Dhir) are paid an annual director’s fee of $35,000, plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairpersons. Executive officers do not receive additional compensation for serving as directors. Directors who are affiliated with HDSI (namely Ronald Thiessen) are paid a fee through Hunter Dickinson Services Inc for their services based on time spent on the Company’s matters during the year. There is no written or oral contract between the Company or any of its subsidiaries and any executive or non-executive director relating to remuneration or fees payable or restraint payments.
The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2009 is:

		Option-		Non-equity
		based		incentive
	Fees earned	awards	Bonus	plan	Total
Name of Director(9)	($)(2)	($)(5)(6)	Shares	compensation	($)
Anu Dhir(3)	35,083	21,586		Nil	56,669
Fikile De Buck(4)	36,500	4,951		Nil	41,451
Wayne Kirk(8)	38,000	54,855		Nil	92,855
Popo Molefe(1)	14,500	88,719		Nil	103,219
Sipho Nkosi	33,000	52,083		Nil	85,083
Rizelle Sampson	35,000	52,083		Nil	87,083
Ronald W. Thiessen(1)	Nil	21,586	33,746	Nil	55,332
Notes:

(1)	Director of HDSI.

(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.

(3)	Anu Dhir joined the Company as a director in July 2008.

(4)	Fikile De Buck joined the Company as a director in September 2008.

(5)
The options granted in the 2008 and 2009 financial years were granted pursuant to the Stock Option Plan. (See “Stock Option Plan”). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate. The Black-Scholes grant date fair value for awards granted on June 25, 2008 and June 30, 2008 was 62% of the option exercise price.

(6)
On June 25, 2008, Ms. Dhir was granted options to purchase 120,000 common shares at an exercise price of $2.76 per share expiring on June 25, 2013. On June 30, 2008, Messrs. Thiessen, Dickinson and Cousens were each granted options to purchase 120,000 common shares at an exercise price of $2.90 per share expiring on June 30, 2013.

(7)	Audit Committee Chairman.

(8)	Nominating and Governance Committee Chairman.

(9)	Directors who are also NEO’s and receive compensation for services as directors are included in the NEO summary compensation table.
The following table sets out all option-based awards outstanding as at December 31, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards
	Number of			Value of
	securities			unexercised
	underlying	Option		in-the-money
	unexercised	exercise		options(1)
NAME	options (#)	price ($)	Option expiration date	($)
Ronald Thiessen	120,000	1.29	June 30, 2013	Nil
	150,000	0.84	November 30, 2016	Nil
Wayne Kirk	360,000	1.29	October 15, 2012	Nil
	150,000	0.84	November 30, 2016	Nil
Sipho Nkosi	100,000	1.29	December 17, 2010	Nil
	240,000	1.29	October 15, 2012	Nil
	150,000	0.84	November 30, 2016	Nil
Rizelle Sampson	100,000	1.29	December 17, 2010	Nil
	240,000	1.29	October 15, 2012	Nil
	150,000	0.84	November 30, 2016	Nil
Anu Dhir	120,000	1.29	June 25, 2013	Nil
	150,000	0.84	November 30, 2016	Nil
Fikile De Buck	150,000	0.84	November 30, 2016	Nil
Note:

(1)
The value at December 31, 2009 is calculated by determining the difference between the closing price of the Company’s common shares on December 31, 2009 ($0.90) underlying the option on the TSX -V the exercise price of the options.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Non-equity based
	Option based	incentive
	awards - Value	compensation -
	vested during the	Value earned
NAME	year (1)	during year
Ronald Thiessen	Nil	Nil
Wayne Kirk	Nil	Nil
Sipho Nkosi	Nil	Nil
Rizelle Sampson	Nil	Nil
Anu Dhir	Nil	Nil
Fikile De Buck	Nil	Nil
Popo Molefe	Nil	Nil
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

Compensation Transactions
Anooraq has implemented the following compensation transactions, which were approved by Shareholders on June 15, 2009:
(a)
Completion bonuses payable by Anooraq to Tumelo Motsisi, Harold Motaung, Joel Kesler and Iemrahn Hassen in connection with the completion of the Bokoni Transaction in Common Shares instead of cash. Each of the aforementioned individuals played pivotal roles in respect of the Bokoni Transaction; and

(b)
In addition to the replacement stock options issued on June 30, 2008, compensate Ronald Thiessen, Scott Cousens, Robert Dickinson, Joel Kesler and Tumelo Motsisi for the exercise of a portion of their vested and outstanding stock options in order to provide the Company with working capital, notwithstanding that the exercise of such stock options was prior to their expiry date of December 2010, and for their undertaking not to dispose of the Common Shares acquired through the exercise the stock options until the market for Common Shares stabilised, which is expected to be on the closing date of the Bokoni Transaction. Such compensation was settled by the issuance of Common Shares.

The completion bonuses are as follows:

	Amount of
	Completion Bonus	Number of Common
	Payable	Shares Issued
Name and Position	$	(Issue price $1.11)
Tumelo Motsisi,	175,350	157,973
Executive Deputy Chairman
Harold Motaung,	144,375	130,068
Chief Operating Officer and Director
Joel Kesler,	127,575	114,932
VP, Business Development
Iemrahn Hassen,	59,125	53,266
Chief Financial Officer

Total	506,425

The Company settled the completion bonuses through the issuance of Common Shares to each of the above persons at an issuance price equal to $1.11, being the closing price of the Common Shares on the TSX-V on the business day immediately prior to the announcement of the Bokoni Transaction and related transactions on May 14, 2009.
During June 2008, the Company agreed with certain directors and officers that such directors and officers would exercise a portion of their vested and outstanding stock options in order to provide the Company with working capital and not dispose of the Common Shares acquired through the exercise of the stock options until the market for Common Shares stabilised, which was expected to be on the Closing Date. The Company agreed with such directors and officers that they would be compensated for the cost of the early exercise of the stock options and restriction on trading by the payment of an amount equal to the aggregate of interest at 13% per annum, from June 25, 2008 (being the date of exercise of the stock options) to the closing date of the Bokoni Transaction on (i) the exercise price of the stock options, and (ii) the tax payable by such directors and officers in respect of the exercise of the stock options (“Option Compensation”).
The details of the stock options exercised and the compensation in respect thereof is as follows:

				Number of
				Common
			Amount of	Shares Issued
	Number of Stock		Option	(Issue price
Name	Options Exercised	Exercise Price	Compensation	$1.11)
Tumelo Motsisi,	525,000	$1.40	147,658	133,025
Executive Deputy Chairman
Joel Kesler,	525,000	$1.40	140,336	126,429
VP, Business Development
Ronald Thiessen	120,000	$1.40	33,746	30,402
Director
Scott Cousens	120,000	$1.40	33,746	30,402
Director
Robert Dickinson	120,000	$1.40	33,746	30,402
Director
The Company settled the Option Compensation through the issuance of Common Shares to each of the above persons at an issuance price equal to $1.11, being the closing price of the Common Shares on the TSX-V on the business day immediately prior to the announcement of the Bokoni Transaction and related transactions on May 14, 2009.
C.	Board Practices
Item 6.A. above sets out each directors’ and officers’ date of expiration of their current term of office, as applicable, and the period during which such person has served in that office.
1. Board of Directors
There are no written contracts between the Company and any directors that are appointed to the Board of Directors.
Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, and recent employment by the auditors and like matters. The number of independent and non-independent directors is equal. The Company’s Corporate Governance Policies and Procedures Manual, which governs the conduct of the Board of Directors, is available on the Company’s website at http://www.anooraqresources.com. Information on the Company’s website is not a part of this Annual Report.
The Board facilitates its independent supervision over management in several ways including holding regular board meetings and committee meetings, and by retaining independent consultants where it deems necessary.
The independent members of the Board of Directors of the Company for 2009 were Fikile De Buck, Anu Dhir, Wayne Kirk, Sipho Nkosi and Rizelle Sampson.

The non-independent directors for 2009 were Philip Kotze (President and Chief Executive Officer), Harold Motaung (Chief Operating Officer), Tumelo Motsisi (Former Acting President and Chief Executive Officer), Iemrahn Hassen (Chief Financial Officer (resigned November 2009)) and Ron Thiessen (former Chief Executive Officer).
The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2009.

			Nominating and Governance	Compensation
Director	Board Meetings	Audit Committee	Committee	Committee
Anu Dhir(3)(4)(5)	4 of 4	3 of 4	1 of 1	1 of 1
Fikile De Buck(6) (1)	2 of 4	3 of 4	1 of 1	Not applicable
Iemrahn Hassen	4 of 4	4 of 4	1 of 1	1 of 1
Philip Kotze	4 of 4	4 of 4	1 of 1	1 of 1
Wayne Kirk (2)(7)	4 of 4	4 of 4	1 of 1	Not applicable
Popo Molefe(5)(7)	1 of 4	Not applicable	0 of 1	Not applicable
Harold Motaung	3 of 4	Not applicable	Not applicable	Not applicable
Tumelo Motsisi(3)(4)	3 of 4	Not applicable	Not applicable	1 of 1
Sipho Nkosi(3)(4)(7)	2 of 4	Not applicable	1 of 1	0 of 1
Rizelle Sampson	3 of 4	Not applicable	Not applicable	Not applicable
Scott Cousens	2 of 4	Not applicable	Not applicable	Not applicable
David Elliot	2 of 4	2 of 4	Not applicable	Not applicable
Robert Dickinson	1 of 4	Not applicable	Not applicable	Not applicable
Ronald W. Thiessen	4 of 4	Not applicable	Not applicable	Not applicable
Notes:

(1)	Audit Committee Chairman.

(2)	Nominating and Governance Committee Chairman.

(3)	Member of the Compensation Committee.

(4)	Effective August 12, 2008 the Compensation Committee was reconstituted Anu Dhir (Chairperson), Sipho Nkosi and Tumelo Motsisi. During the period Ron Thiessen resigned from the Committee.

(5)	Effective August 12, 2008, Anu Dhir was appointed to the Audit Committee to replace Popo Molefe.

(6)	Effective September 12, 2008, Fikile De Buck was appointed to the Audit Committee.

(7)	Effective August 12, 2008 the Nominating and Governance Committee was reconstituted to consist of Wayne Kirk, Sipho Nkosi and Popo Molefe. During the period David Elliott resigned from the Committee.
2. Orientation and Continuing Education
The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral projects and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.
3. Ethical Business Conduct
The Board has adopted a formal ethics policy, included as Exhibit 3 to the Company’s Corporate Governance Policies and Procedures Manual, which is available for download from the Company’s website (www.anooraqresources.com). Information on the Company’s website is not a part of this Annual Report. The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.
4. Nomination of Directors
The Board considers its size each year when it considers the directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Board has a Nominating and Governance Committee, though the full Board retains responsibility for the recommendation of directors to the Shareholders for election.

5. Compensation
The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.
6. Board Committees
Audit Committee
The audit committee is an important element of the Board’s system of monitoring and control. The audit committee meets at least four times a year. All the members of the audit committee are independent non-executive directors, financially literate and have extensive audit committee experience. Current members of the audit committee are Fikile Tebogo De Buck (chair), Anu Dhir and Wayne Kirk.
The Chairman of the Board, the Chief Executive Officer, Chief Financial Officer, the internal auditors (outsourced function) and external auditors attend audit committee meetings on invitation.
The audit committee has been established primarily to assist the Board in overseeing:
•	the quality and integrity of the company’s financial statements (including group financial statements) and public disclosures in respect thereof;
•	the qualification and independence of the external auditors for Anooraq;
•	the scope and effectiveness of the external audit function for Anooraq;
•	the effectiveness of the Company’s internal controls; and
•	compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements.
In addition to the responsibilities above, the Anooraq Board has appointed the audit committee to perform on behalf of all South African subsidiaries of Anooraq, the functions listed in section 270A(1) of the South African Companies Act.
The Board has delegated extensive powers in accordance with the South African Companies Act, King II and US corporate governance requirements to the audit committee to perform the above functions. In line with these requirements, the audit committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the audit committee.
The audit committee meets regularly with the Company’s external and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The audit committee approves the external auditors’ engagement letter on the terms, nature and scope of the audit function and the audit fee. Interim and annual results of the Company and trading statements of the Company are reviewed by the audit committee before publication. The audit committee usually makes recommendations and refers matters for information or approval to the Board.
Both the audit committee and the Board are satisfied that the independence of the external auditors is not in any way impaired or compromised.
Nominating and Governance Committee
Members: Wayne Kirk (Chair), Fikile Tebogo De Buck and Sipho Nkosi.
The committee is comprised of three non-executive directors who are all independent.
The nomination and governance committee’s functions include reviewing and making recommendations to the Board on the company’s general corporate governance framework, the composition and performance of the Board and its committees, appointment of directors and group executive committee members, legal compliance and the company’s ethics policy and programs.

Compensation Committee
Members: Anu Dhir (Chair), Tumelo Motsisi and Sipho Nkosi.
With the exception of Tumelo Motsisi, all the members of the committee, including the chairman, are independent non-executive directors. In line with the recommendations of King II, the Chief Executive Officer attends the meetings of the committee at the request of the committee, but is requested to leave the meeting before any decisions are made.
The committee evaluates and monitors Anooraq’s remuneration philosophy and practices, ensures that they are consistent with sound governance principles and management systems and are aligned with the Company’s approach to risk management, in that inappropriate risk taking is not incentivized.
Other key terms of reference set out in the mandate of the committee include:
•	providing guidance on the evaluation of the performance of executive directors;
•	determining and recommending to the Board, the remuneration of executive directors, the chairman and non-executive directors, whose remuneration is subject to shareholder approval;
•	reviewing and approving total guaranteed package values including the annual short term and long term incentives granted to executive management;
•	reviewing and approving proposals for annual salary adjustments and proposed changes to benefit fund rules across the Company;
•	approving the principles, formulae applied and Company performance targets as well as the achievement thereof on which short-term and long-term incentives are based;
•	reviewing and approving the terms and conditions of the executive directors’ service agreements; and
•	annually assessing the performance of the committee and the committee members.
Sustainable Development and Health and Safety Committee
Members: Fikile De Buck, Anu Dhir and Rizelle Sampson (Chairperson).
The Sustainable Development Committee meets at least four times a year, or more frequently as circumstances dictate.
The objective of the Sustainable Development Committee is to assist the board in ensuring that we are and remain a committed socially responsible corporate citizen. The committee’s primary role is to supplement, support, advise and provide guidance on the effectiveness or otherwise of management’s efforts in respect of sustainable development.
The committee considers the following sustainable development issues: occupational health, safety, HIV/Aids, social investment and environmental management.
Investment Committee
Members: Anu Dhir, Tumelo Motsisi (Chairman) and Ronald Thiessen.
The committee meets as and when investment opportunities are identified.
The primary purpose of the Investment Committee is to consider projects, acquisitions and the disposal of assets in line with the Company’s overall strategy. This includes performing such other investment related functions as may be designated by the Board from time to time, considering the viability of the capital project and/or acquisition and/or disposal and the effect it may have on the Company’s cash flow, as well as whether these will fit the Company’s overall strategy. This committee’s remit includes ensuring that due diligence procedures are followed when acquiring or disposing of assets.

7. Assessments
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
At December 31, 2009, Anooraq had no direct employees in Canada. There were 14 employees in South Africa who provide administrative and compliance functions to the Company. The Company has, in the past, received many of its services from HDSI. HDSI provided administrative, compliance and management services to Anooraq, pursuant to an administrative services agreement dated for reference December 31, 1996. Substantially all of the administrative, compliance and management services have now been transitioned to South Africa.
The Company outsources many of its functions to professional consultancy and advisory firms.
Bokoni has approximately 4,500 employees (including 1,000 contractors), including approximately 15 of whom may be considered senior management.
Underground mining operations in South Africa are labor intensive with 60% of operatonal expenditure at the Bokoni Mine applied to labor. The Bokoni Mine employs approximately 3,500 own enrolled employees and has approximately 1,000 contractors. The mine employees are represented by three labor unions and wage negotiations are generally held every two years with a one to two year wage accord being agreed subsequent to such negotiations. The labor agreements in place with the three labor unions do not expire until June 30, 2011.
E.	Share Ownership
Item 6.A. above sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each holds as of December 31, 2009, each nominee’s principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction.
Item 6.B. above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

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
Under the British Columbia Securities Act insiders (generally officers, directors, and holders of 10% or more of Anooraq’s shares) are required to file insider reports of changes in their ownership within ten days of a trade in Anooraq’s securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at Canadian Securities Administrators website for Insiders’ Disclosure, www.sedi.ca.
As at June 30, 2010, to the knowledge of the directors and executive officers of Anooraq, the only persons who beneficially own, directly or indirectly, or control or direct, five percent (5%) or more of the issued and outstanding Anooraq Shares are as follows:

		Percentage of
		Issued
	Number of	Common
Shareholder Name and Address	Shares Held	Shares
The Pelawan Trust, as Trustee (1)	115,436,438	57.2%
Pelawan Investments (Proprietary) Limited, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa
Mr. Tumelo M. Motsisi (2)	29,002,709	14.4%
4th Floor, 82 Grayston Drive	(28,186,711 as
Sandton, South Africa	part of the
	115,436,438 shown above, see
	note 2 below)
Mr. C. Harold Motaung	19,754,262	9.8%
4th Floor, 82 Grayston Drive	(19,624,194 as
Sandton, South Africa	part of the 115,436,438
	shown above, see
	note 2 below)

(1)
These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in Item 4.A.2. “Summary Corporate History and Intercorporate Relationships” above.

(2)
Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of Common Shares of Anooraq (115,436,438) held by the Pelawan Trust.

No major shareholders have different voting rights.
As noted in the table above, the Company is indirectly controlled by Pelawan as a result of the Pelawan transaction (see Item 4.A.2. — “Summary Corporate History and Intercorporate Relationships”, above).
The information in the table above was supplied by Computershare Trust Company of Canada, the Company’s registrar and transfer agent, and by the individuals themselves.

As of June 30, 2010, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

	Number of registered	Number of	Percentage of
Location	shareholders of record	shares	total shares
Canada	39	54,999,018	27.26%
United States	36	4,122,705	2.04%
Other	12	142,641,750	70.70%

	87	186,640,007	100.00%

Pursuant to the Bokoni Transaction, the Company issued 4,497,062 common shares to the Bokoni Platinum Mine ESOP Trust and 9,799,505 to the Anooraq Community Participation Trust and as a result of the compensation arrangements the Company issued 806,898 Common Shares to directors and officers. As of December 31, 2009 the Company has 201,743,472 Common Shares outstanding.
Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing house is located.
B.	Related Party Transactions
(i)
HDSI is a private company owned equally by several public companies, one of which is the Company. HDSI has a director in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the year ended December 31, 2009, the Company paid $0.7 million (2008: $1.3 million) for services provided to the Company. The Company sold its shareholding in HDSI subsequent to December 31, 2009 and HDSI is no longer considered a related party.

(ii)
CEC Engineering Ltd (“CEC”) is a private company owned by a former director. CEC provides engineering and project management services, at market rates, to the Company. There were no payments made to CEC during the year ended December 31, 2009 (2008: $4,927).

(iii)
Rustenburg Platinum Mines (“RPM”): The Company concluded a number of agreements with respect to services at the Bokoni Mine with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include a limited off-take agreement whereby the Bokoni Mine sells the concentrate produced at the mine to RPM at market related prices.

Pursuant to the terms of various shared services agreement, the Anglo American plc group of companies will continue to provide certain operational services to the Bokoni Mine at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services.
Transactions with Rustenburg Platinum Mines during the year ended December 31, 2009 are summarized below:

Concentrate sales	$62.6 million	(2008 – nil)
Cost of sales	$6.1 million	(2008 – nil)
Finance expense (before interest capitalized)	$28.0 million	(2008 – nil)

The following balances were outstanding to/(from) RPM at December 31, 2009:

Loans and Borrowings	$484.0 million	(2008 – $14.7 million)
Trade and other payables	$3.5 million	(2008 – nil)
Trade and other receivables	$(21.5 million)	(2008 – nil)

(iv)
Pelawan is the Company’s controlling shareholder. The Company was obligated to pay all of the Bokoni Transaction expenses incurred by Pelawan Investments out of the funding for the transaction that was provided from Anglo Platinum. A Special Committee appointed by the Anooraq Board of Directors and the Anooraq Audit Committee approved the payment of the Pelawan transaction expenses from the proceeds.

Pursuant to the acquisition of a controlling interest of 51% in Holdco, the Company paid transaction expenses of Pelawan Investments (Pty) Ltd, costs owing to Rand Merchant Bank of $1.6 million and legal costs of $0.1 million, during the year ended December 31, 2009.
Management Contracts
The Company has fourteen employees, the majority of whom work in Johannesburg, apart from the employees at the Bokoni Mine. The Company has, in the past, received many of its administrative services from HDSI.
HDSI provides administrative, compliance and management services to Anooraq, pursuant to an administrative services agreement dated for reference December 31, 1996. HDSI is a private company owned equally by nine publicly traded exploration and mining companies (one of which is the Company) and is managed by persons who include a director of the Company. Substantially all of the administrative, compliance and management services have now been transitioned to Anooraq.
As an umbrella organization, HDSI provides both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties. These individuals include professional technical staff (which include accredited professional engineers and geoscientists), professionally accredited accountants and administrative, office and field support staff.
HDSI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Alaska, Brazil, Nevada, Mexico and South Africa.
During 2009, HDSI resources were made available on an as-needed basis, at cost. Therefore, each public company pays only for the services it uses. HDSI allocates the cost of staff input into projects, such as the Company’s projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDSI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers.
The shares of HDSI are owned by each of the participating public corporations (including the Company) for as long as HDSI’s services are being retained by such participating company. However, a participant surrenders its single share of HDSI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice. HDSI is managed by certain current and former directors of the Company, who are generally the controlling directors of the other corporate participants in the arrangements with HDSI. The Company sold its shareholding in HDSI subsequent to December 31, 2009.
C.	Interests of Experts and Counsel
No technical experts named in the Annual Report are shareholders of the Company.

ITEM 8 FINANCIAL INFORMATION
8.A. Consolidated Statements and Other Financial Information
Effective January 1, 2009, the Company adopted IFRS following approval from the Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency. The consolidated financial statements have been prepared in compliance with IFRS as issued by the IASB. See Item 18 — “Financial Statements”. Refer to note 39 of the audited consolidated financial statements for explanations and the impact of the transition to IFRS.
Legal Proceedings
As of June 30, 2010, there are no material legal or arbitration proceedings against Anooraq or any of its subsidiaries, nor, to the knowledge of Anooraq, are such proceedings pending or threatened that may have or have had in the previous 12 months a material effect on Anooraq’s financial position.
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
Dividend Policy
The Company has not paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Anooraq are being retained to fund current operations at the Bokoni Mine, to service current debt facilities and for exploration of its projects.
8.B. Significant Changes
Refer to note 42 of the audited consolidated financial statements for events after the reporting date. Also refer to Item 4.B. for a discussion on The Mining Royalty Tax.

ITEM 9 THE OFFER AND LISTING
A. Offer and Listing Details
High and Low Market Prices

	TSX Exchange:
	ARQ-V		NYSE Amex: ANO		JSE: ARQ-J
	High	Low	High	Low	High	Low
	CAD	CAD	USD	USD	ZAR	ZAR
Annual
2009	1.48	0.33	1.35	0.26	10.00	2.70
2008	4.69	0.40	4.82	0.32	34.00	2.95
2007	5.38	2.04	5.63	2.04	35.90	15.70
2006	1.46	0.58	1.29	0.55
2005	1.57	0.74	1.35	0.64

By Quarter
Calendar 2008
First Quarter	4.69	2.80	4.82	2.77	34.00	26.00
Second Quarter	3.96	2.63	3.94	2.56	31.30	21.00
Third Quarter	2.95	0.86	2.91	1.01	23.00	9.00
Fourth Quarter	1.11	0.22	1.10	0.14	9.18	2.95

Calendar 2009
First Quarter	0.88	0.33	0.73	0.26	6.15	2.70
Second Quarter	1.48	0.81	1.35	0.60	10.00	5.00
Third Quarter	1.10	0.80	1.06	0.72	7.95	5.70
Fourth Quarter	0.99	0.78	0.95	0.72	7.50	6.00

Calendar 2010
First Quarter	1.65	0.88	1.56	0.83	12.00	6.25
Second Quarter	1.80	1.07	1.78	1.00	13.20	8.00

Monthly
December 2009	0.99	0.82	0.95	0.77	6.90	6.00
January 2010	1.65	0.88	1.45	0.83	12.00	6.25
February 2010	1.37	1.14	1.30	1.12	10.05	8.38
March 2010	1.60	1.24	1.56	1.20	11.35	9.00
April 2010	1.75	1.51	1.78	1.48	11.36	9.00
May 2010	1.80	1.07	1.78	1.00	13.20	8.00
June 2010	1.40	1.08	1.33	1.01	10.49	8.20
B. Plan of Distribution
Not applicable.
C. Markets
Anooraq’s Common Shares are listed and posted for trading in Canada on the TSX-V under the symbol ARQ. Anooraq’s Common Shares have traded on the TSX-V (and its predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since September 24, 1987. Until March 12, 2004, Anooraq’s Common Shares traded in the United States on the Over-The-Counter Bulletin Board (“OTCBB”) under the symbol ARQ.RF. Commencing March 15, 2004, Anooraq’s Common Shares have traded in the United States on NYSE Amex under the symbol ANO. Anooraq’s Common Shares also commenced trading on the Johannesburg Stock Exchange in South Africa under the symbol ARQ in December 2006.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10 ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Anooraq’s Articles and Memorandum are filed with the British Columbia Registrar of Companies under Certificate of Incorporation No. 262963. A copy of the Articles and Memorandum was filed with Anooraq’s initial registration on Form 20-F filed in March 2000.
The Company was transitioned under the Business Corporations Act (British Columbia) (the “BCA”) on June 11, 2004, on which date the Company altered its Notice of Articles (which replaced the Memorandum) to change its authorized share structure from 200,000,000 Common Shares without par value to an unlimited number of Common Shares without par value.
Objects and Purposes
Anooraq’s Articles do not specify objects or purposes. Under British Columbia law, a British Columbia company has all the legal powers of a natural person. British Columbia companies may not undertake certain limited business activities (for example, operating as a trust company or railroad) without alterations to its form of articles and specific government consent.
Directors — Powers and Limitations
Anooraq’s Articles do not specify a maximum number of directors but do specify that the Company shall have a minimum of three directors while the Company is a public company. The number of directors is determined annually by the shareholders at the annual general meeting of shareholders and all directors are elected at that time; there are no staggered directorships. Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed pursuant to the Articles and in effect at the last general meeting at which directors were elected. Directors automatically retire at each annual general meeting and such directors may be re-elected by the shareholders entitled to vote thereat.
Under the Articles, a director who is, in any way, directly or indirectly interested in a proposed contract or transaction with Anooraq or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created which would conflict with his duty or interest as a director shall declare the nature and extent of his interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he should vote his vote shall not be counted but he shall be counted in the quorum present at the meeting. Similarly, under the BCA directors are obligated to abstain from voting to approve a contract or transaction in which they have a disclosable interest (generally contracts or transactions in which they have a material interest) after fully disclosing such interest, otherwise they are liable to account to the company for any profits that accrue to the directors as a result of such contract or transaction. Therefore, directors must abstain in such circumstances both under the Articles and under the BCA. Directors’ compensation is not a matter on which they must abstain.
Directors must be of the age of majority (18), and meet eligibility criteria, including not being mentally infirm, not being an undischarged bankrupt, and not having fraud related convictions in the previous five years. There is no mandatory retirement age either under Anooraq’s Articles or under the BCA. Directors need not own any shares of Anooraq in order to qualify as directors.
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

There are no pre-emptive rights applicable to Anooraq which provide a right to any person to participate in offerings of Anooraq’s securities.
All Common Shares of Anooraq participate ratably in any available assets in the event of a winding up or other liquidation.
Changes to Rights of Common Shareholders
Certain changes to the Articles and Notice of Articles of Anooraq require a “special resolution”, being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Certain corporate changes, including amalgamation with another company, sale of substantially all of Anooraq’s assets, and redomiciling out of the jurisdiction of British Columbia, not only require such 75% approval but generally also give rise to a dissent right, which is the right to be paid an agreed amount for a shareholder’s shares if the required special resolution is actually passed and Anooraq elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a statement advising of the dissent right. Dissent provisions are governed by the BCA and not by the Articles of the Company.
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
No Limitation on Foreign Ownership
There are no limitations under Anooraq’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote Common Shares. (See also Item 10D — “Exchange Controls”, below.)
Change in Control
Anooraq has not implemented any shareholders’ rights or other “poison pill” protection against possible take-over. Anooraq does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.
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
C. Material Contracts
Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Anooraq in the two fiscal years immediately preceding this Annual Report are the following:
(a)	Amending Agreement between Pelawan, Anooraq and the Pelawan Trust, dated as of December 20, 2007, as described under Item 4 paragraph A.2;

(b)	Sale of Concentrate Agreement between RPM and Bokoni, dated December 21, 2007;

(c)	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009 (the “Phase 3 Implementation Agreement”);

(d)	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009;

(e)	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine (Proprietary) Limited, dated March 28, 2008, as amended on May 13, 2009;

(f)	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine (Proprietary) Limited (formerly Richtrau No. 207 (Proprietary) Limited), dated March 28, 2008, as amended on May 13, 2009;

(g)	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 (Pty) Ltd dated March 28, 2008;

(h)	Umbrella Services Agreement amongst Anglo Platinum, Anooraq and Holdco, dated March 28, 2008;

(i)	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008;

(j)	Anooraq Shareholders Agreement among Anooraq Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009;

(k)	Exchange Agreement among Anooraq, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009;

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
D. Exchange Controls
Anooraq is a corporation registered in Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. (See Item 10E — “Taxation”, below).
There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Anooraq on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Anooraq does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors, including the nature of its operations and Anooraq’s relatively small capitalization.
The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Anooraq was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgate one third under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Anooraq. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Anooraq was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Anooraq and the value of the assets of Anooraq, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2008 is CAD 295 million. A non-Canadian would acquire control of Anooraq for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one third or more of the Common Shares would be presumed to be an acquisition of control of Anooraq unless it could be established that, on the acquisition, Anooraq was not controlled in fact by the acquirer through the ownership of the Common Shares.

The foregoing assumes Anooraq will not engage in the production of uranium or own an interest in a producing uranium property in Canada, provide any financial service or transportation service or engage in a “cultural business”, as the rules governing these businesses are different.
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

E. Taxation
Material Canadian Federal Income Tax Consequences for United States Residents
The following, in management’s understanding, summarizes the principal Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Anooraq, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, persons who acquired their Common Shares in a transaction considered for purposes of the Tax Act to be an adventure or concern in the nature of trade, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.
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
Disposition
A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share provided that the share is not “taxable Canadian property” to the holder thereof. If the Common Shares are listed on a prescribed stock exchange, which currently includes the American Stock Exchange, a Common Share generally will not be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had an interest or option in respect of 25% or more of Anooraq’s issued shares of any class or series.

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
United States Tax Consequences
United States Federal Income Tax Consequences
The following is a general discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of Common Shares of Anooraq. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see Item 10E — “Taxation — Material Canadian Federal Income Tax Consequences for United States Residents” above). Accordingly, holders and prospective holders of Common Shares of Anooraq should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of Common Shares of Anooraq, based upon their individual circumstances.
The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.
U.S. Holders
As used herein, a “U.S. Holder” means a holder of Common Shares of Anooraq who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold Common Shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own Common Shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Anooraq. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire Common Shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding Common Shares through a foreign partnership or to foreign persons holding Common Shares through a domestic partnership.
Distribution on Common Shares of Anooraq
To the extent that a distribution paid to a U.S. holder on its common stock is not an excess distribution and is not a non-taxable distribution paid from earnings and profits previously included in income by a U.S. holder that has made a QEF election, the gross amount of such distribution (including any amount deducted in respect of withholding taxes) will generally be subject to U.S. federal income tax as foreign source ordinary dividend income to the extent such a distribution is paid out of the Company’s current or accumulated earnings and profits. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Anooraq, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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
Dividends paid on the Common Shares of Anooraq generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Anooraq may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Anooraq) deduction of the United States source portion of dividends received from Anooraq (unless Anooraq qualifies as a “passive foreign investment company,” as defined below). Anooraq does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.
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
Foreign Tax Credit
A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of Anooraq may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Anooraq will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of Common Shares of Anooraq should consult their own tax advisors regarding their individual circumstances.
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
Passive Foreign Investment Company
United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Anooraq appears to have been a PFIC for the fiscal years ended December 31, 2005 through December 31, 2008, and at least certain prior fiscal years. Each U.S. Holder of Anooraq is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Anooraq. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).
A U.S. Holder who elects to treat Anooraq as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Anooraq qualifies as a PFIC on his pro rata share of Anooraq’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Anooraq’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the Common Shares will be increased by any such amount that is included in income but not distributed.
The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Anooraq is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Anooraq qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Anooraq is a controlled foreign corporation, the U.S. Holder’s pro rata share of Anooraq’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Anooraq’s first tax year in which Anooraq qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as and “Electing U.S. Holder.” A U.S. Holder who holds Common Shares at any time during a year of Anooraq in which Anooraq is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company Common Shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Anooraq’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.
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
In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company Common Shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Anooraq.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Anooraq Common Shares and all excess distributions on his Anooraq Common Shares over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Anooraq (i) which began after December 31, 1986, and (ii) for which Anooraq was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.
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
Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Anooraq Common Shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the Common Shares of Anooraq as of the close of such tax year over such U.S. Holder’s adjusted basis in such Common Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Shares in Anooraq included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the Common Shares of Anooraq will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Anooraq Common Shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether Common Shares of Anooraq are marketable for these purposes or whether the election will be available.
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
Whether or not a U.S. Holder makes a timely QEF election with respect to Common Shares of Anooraq, certain adverse rules may apply in the event that both Anooraq and any foreign corporation in which Anooraq directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Anooraq intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Anooraq that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Anooraq (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional Common Shares by Anooraq (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Anooraq and does not dispose of its Common Shares. Anooraq strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.
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
Controlled Foreign Corporation
If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Anooraq is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Anooraq (“United States Shareholder”), Anooraq could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of Common Shares of Anooraq which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Anooraq attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Anooraq does not believe that it currently qualifies as a CFC. However, there can be no assurance that Anooraq will not be considered a CFC for the current or any future taxable year.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
Exhibits attached to this Annual Report are also available for viewing at the offices of Anooraq, Suite 1020 — 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Anooraq at 604-684-6365, attention Shirley Main. Copies of Anooraq’s financial statements and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR at www.sedar.com.
I. Subsidiary Information
Anooraq has two subsidiary companies incorporated in the Cayman Island and one incorporated in South Africa. The articles of these companies do not have unusual provisions which would adversely affect Anooraq’s ability to exercise control over them as their parent company.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Companyis exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. The Company continuously monitors these exposures and enters into derivative financial instruments to reduce these risks. The Company does not enter into derivative transactions on a speculative basis. All fair values have been determined using current market pricing models. Refer to Item 18 “Financial Statements — Note 4.3(ii) — Derivative financial instruments, including hedge accounting “of the audited consolidated financial statements for an overview of the Company’s derivative financial instruments.
The principal market risks (i.e. the risk of losses arising from adverse movements in market rates and prices) to which the Company is exposed are:
•	foreign exchange rates applicable on conversion of foreign currency transactions as well as on conversion of assets and liabilities to ZAR;

•	commodity prices, mainly 4E Group metals; and

•	interest rates on debt and cash deposits.
Refer to Item 18 ''Financial Statements—Note 6- Financial risk management’’ of the audited consolidated financial statements for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A. Indebtedness
There has been no material default in the payment or interest on the Company’s outstanding indebtedness since the date of filing of its last annual report on Form 20-F.
B. Dividends
Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.
There have been no material modifications to the instruments defining the rights of holders of any class of registered securities since the date of filing of the Company’s last annual report on Form 20-F.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

ITEM 15 CONTROLS AND PROCEDURES
(a)	Disclosure controls and procedures

The Company’s Chief Executive and Chief Financial Officer, based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

(b)	Management’s annual report on internal control over financial reporting

Management of Anooraq is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Anooraq’s internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company’s internal control over financial reporting is effective.

Anooraq’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance as to the reliability of Anooraq’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting practice, and that receipts and expenditures are being made only in accordance with authorisations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As the Company acquired the Bokoni Mine on July 1, 2009, the Company excluded from its assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2009, the internal controls over financial reporting at the Bokoni Mine associated with total assets of $1,013 million and total revenues of $62.6 million included in the financial statements of the Company as of and for the period ended December 31, 2009.

Management assessed the effectiveness of Anooraq’s internal control over financial reporting as of December 31, 2009 and no material weaknesses were identified. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework”. Based on this assessment, management has determined that, as of December 31, 2009, Anooraq’s internal control over financial reporting was effective.

(c)
The effectiveness of internal control over financial reporting as of December 31, 2009 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-2 of this Form 20-F.

(d)	Changes in internal control over financial reporting

As of January 1, 2009, the Company early adopted IFRS as its standard for financial reporting. In connection with the adoption of IFRS, the Company updated its internal controls over financial reporting, as necessary, to facilitate the IFRS convergence and transition as well as the ongoing compliance with the IFRS reporting requirements. The impact of the adoption of IFRS on its accounting systems was minimal since the Company was still in the exploration stage at the time of the adoption. In addition, the acquisition of the effective 51% controlling interest in Bokoni required the Company to update its internal controls over financial reporting to include controls over accounting for business combinations and consolidation and review of accounting data from the Bokoni Mine.

Other than the adoption of IFRS and the impact of the acquisition of the Bokoni Mine, no other significant changes in internal controls over financial reporting occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16
ITEM 16.A. Audit Committee Financial Expert
Composition of the Audit Committee
The members of the Audit Committee are Anu Dhir, Fikile De Buck and Wayne Kirk. All of the members of the Audit Committee are independent (as such term is defined in Rule 10A-3 under the Exchange Act) and all members are considered to be financially literate. Ms. DeBuck is a Chartered Certified Accountant and hence is considered a “financial expert” in terms of the requirement for the composition of Audit Committees.
Relevant Education and Experience
As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:
•
the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•
reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•
an understanding of internal controls and procedures for financial reporting. Mr. Kirk is an experienced securities lawyer and Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK). Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors.

ITEM 16.B. Code of Ethics
The Company has adopted a Code of Ethics that applies to the Company’s Chief Executive Officer, the Chief Financial Officer, other members of senior management and to employees and consultants generally which is included in the corporate governance policies and procedures manual adopted by the Board of the Company in November, 2007 (The “Code of Ethics”). As adopted, the Company’s Code of Ethics sets forth standards that are designed, among other things, to prevent wrongdoing and to promote:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SECand in other public communications made by the Company;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

•	accountability for adherence to the Code of Ethics.
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

ITEM 16.C. Principal Accountant Fees and Services
The Company’s auditors, KPMG Inc., an independent registered public accounting firm, have not provided any material non-audit services.

Pre-Approval Policies and Procedures
The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.
External Auditor Service Fees
The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

	Year ended December 31	Year ended December 31
Services:	2009	2008
Audit Fees (1)	$285,514	$311,500
Audit-Related Fees (2)	48,862	42,500
Tax fees	0	0

	$334,376	$354,000

Note:
(1)
Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Company’s external auditor reasonably can provide, and include audits, interim reviews, comfort letters and consents, other attest services related to the audit or regulatory filings, and services associated with the filing of documents with regulatory authorities.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations related to financial accounting and reporting matters and standards, and other periodic reports.

ITEM 16.D. Exemptions from Listing Standards for Audit Committees
Not applicable.
ITEM 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
ITEM 16.F. Change in Registrant’s Certifying Accountant
Not applicable.
ITEM 16.G. Corporate Governance
The Company’s corporate governance practices do not differ in any significant way from those practices followed by domestic companies under the listing standards of the NYSE Amex. The Company has also not sought or received any waivers from the requirements of the NYSE Amex.

ITEM 17 FINANCIAL STATEMENTS
Not applicable — see Item 18.

ITEM 18 FINANCIAL STATEMENTS
The following attached financial statements are incorporated herein:

1. Report of the Independent Registered Public Accounting Firm (KPMG Inc.) on the consolidated statements of financial position as at December 31, 2009 and 2008 and the consolidated statements of comprehensive loss, shareholders’ equity, cash flows for the years ended December 31, 2009 and 2008 and the effectiveness of internal controls over financial reporting
F-1

2. Consolidated statements of financial position as at December 31, 2009 and 2008	F-2

3. Consolidated statements of comprehensive loss for the years ended December 31, 2009 and 2008	F-3

4. Consolidated statements of changes in equity for the years ended December 31, 2009 and 2008	F-4

5. Consolidated statements of cash flows for the years ended December 31, 2009 and 2008	F-5

6. Notes to the consolidated financial statements for the years ended December 31, 2009 and 2008	F-6

Report of Independent Registered Public Accounting Firm
The Board of Directors Anooraq Resources Corporation
We have audited the accompanying consolidated statements of financial position of Anooraq Resources Corporation (the “Corporation”) as of 31 December 2009 and 2008, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended 31 December 2009. We also have audited the Corporation’s internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report on internal control over financial reporting included in Item 15 (b) of the accompanying Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Corporation’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
Anooraq Resources Corporation acquired Bokoni Platinum Mines (Pty) Limited (“Bokoni”) during 2009, and management excluded from its assessment of the effectiveness of the Corporation’s internal control over financial reporting as of 31 December 2009, Bokoni’s internal control over financial reporting associated with total assets of $1,013 million and total revenues of $62.6 million included in the consolidated financial statements of the Corporation as of and for the year ended 31 December 2009. Our audit of internal control over financial reporting of the Corporation also excluded an evaluation of the internal control over financial reporting of Bokoni.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anooraq Resources Corporation as of 31 December 2009 and 2008, and the results of its operations and cash flows for each of the years in the two-year period ended 31 December 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Anooraq Resources Corporation maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
/s/ KPMG Inc.
Registered Auditors
Johannesburg, South Africa
9 June 2010

Consolidated Statements of Financial Position
As at 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2009	2008
Assets
Non-current assets
Property, plant and equipment	7	693,393,736	469,635
Capital work-in-progress	8	235,838,915	—
Mineral property interests	9	13,223,703	4,200,000
Goodwill	10	12,382,569	—
Investment in joint venture	11	—	2,518,971
Platinum producers’ environmental trust	12	2,578,131	—
Deferred acquisition costs	13	—	1,587,959
Other non-current assets		729	—

Total non-current assets		957,417,783	8,776,565

Current assets
Inventories	14	1,091,860	—
Trade and other receivables	15	23,466,503	271,554
Cash and cash equivalents	16	30,947,511	3,850,674
Restricted cash	17	1,291,348	—

Total current assets		56,797,222	4,122,228

Total assets		1,014,215,005	12,898,793

Equity and Liabilities
Equity
Share capital	18	71,713,114	54,948,341
Treasury shares	18	(4,991,726)	—
Convertible preference shares	18	162,910,000	—
Foreign currency translation reserve		(9,390,899)	129,684
Hedging reserve		(731,293)	—
Share-based payment reserve		19,770,786	17,584,974
Accumulated loss		(111,798,092)	(76,266,461)

Total equity attributable to equity holders of the Group		127,481,890	(3,603,462)
Non-controlling interest		82,025,730	—

Total equity		209,507,620	(3,603,462)

Liabilities
Non-current liabilities
Loans and borrowings	19	555,509,417	12,967,753
Deferred taxation	20	213,484,109	—
Provisions	21	7,021,038	—
Derivative liability	22	1,590,945	—

Total non-current liabilities		777,605,509	12,967,753

Current liabilities
Loans and borrowings	19	—	1,735,663
Trade and other payables	23	26,948,647	1,798,839
Current tax payable		153,229	—

Total current liabilities		27,101,876	3,534,502

Total liabilities		804,707,385	16,502,255

Total equity and liabilities		1,014,215,005	12,898,793

The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors on 30 March 2010

/s/ Philip Kotze	/s/ Fikile De Buck

Philip Kotze (Director)	Fikile De Buck (Director)

Consolidated Statements of Comprehensive Loss
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2009	2008
Revenue	24	62,627,868	—
Cost of sales	25	(80,966,467)	—

Gross loss		(18,338,599)	—
Depreciation		(124,079)	(61,140)
Administrative expenses		(11,657,610)	(12,010,258)
Transaction costs		(10,401,725)	—
Other income		1,138,850	5,779

Operating loss		(39,383,163)	(12,065,619)
Finance income	26	529,285	179,119
Finance expense	27	(20,340,287)	(1,848,574)

Net finance expense		(19,811,002)	(1,669,455)
Share of loss of equity accounted investees (net of income tax)		(219,849)	(235,022)

Loss before income tax	28	(59,414,014)	(13,970,096)
Income tax	29	7,633,485	—

Loss for the year		(51,780,529)	(13,970,096)

Other comprehensive income
Foreign currency translation differences for foreign operations		(14,072,611)	129,684
Effective portion of changes in fair value of cash flow hedges		(731,293)	—

Other comprehensive income for the year, net of income tax	30	(14,803,904)	129,684

Total comprehensive loss for the year		(66,584,433)	(13,840,412)

Loss attributable to:
Owners of the Company		(35,531,631)	(13,970,096)
Non-controlling interest		(16,248,898)	—

Loss for the year		(51,780,529)	(13,970,096)

Total comprehensive loss attributable to:
Owners of the Company		(45,783,507)	(13,840,412)
Non-controlling interest		(20,800,926)	—

Total comprehensive loss for the year		(66,584,433)	(13,840,412)

Earnings per share
Basic and diluted loss per share	31	(12 cents )	(8 cents )
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

		Attributable to equity holders of the Company
							Foreign	Share-
		Share capital		Treasury shares		Convertible	currency	based				Non-
		Number of		Number of		preference	translation	payment	Hedging	Accumulated		controlling
	Note	shares	Amount	Shares	Amount	shares	reserve	reserve	reserve	loss	Total	interest	Total equity
Balance at 1 January 2008		185,208,607	51,855,351	—	—	—	—	13,254,905	—	(62,296,365)	2,813,891	—	2,813,891

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	—	—	—	(13,970,096)	(13,970,096)	—	(13,970,096)
Other comprehensive income
Foreign currency translation differences		—	—	—	—	—	129,684	—	—	—	129,684	—	129,684

Total other comprehensive income		—	—	—	—	—	129,684	—	—	—	129,684	—	129,684

Total comprehensive loss for the year		—	—	—	—	—	129,684	—	—	(13,970,096)	(13,840,412)	—	(13,840,412)

Transactions with owners, recorded directly in equity
Fair value of stock options allocated to share issued on Exercise		—	1,055,432	—	—	—	—	(1,055,432)	—	—	—	—	—
Share-based payment transactions		1,431,400	2,037,558	—	—	—	—	5,385,501	—	—	7,423,059	—	7,423,059

Total contributions by and distributions to owners		1,431,400	3,092,990	—	—	—	—	4,330,069	—	—	7,423,059	—	7,423,059

Balance at 31 December 2008		186,640,007	54,948,341	—	—	—	129,684	17,584,974	—	(76,266,461)	(3,603,462)	—	(3,603,462)

Arising from business acquisition	34	—	—	—	—	—	—	—	—	—	—	102,826,656	102,826,656
Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	—	—	—	(35,531,631)	(35,531,631)	(16,248,898)	(51,780,529)
Other comprehensive loss
Foreign currency translation differences		—	—	—	—	—	(9,520,583)	—	—	—	(9,520,583)	(4,552,028)	(14,072,611)
Effective portion of changes in fair value of cash flow hedges, net of tax		—	—	—	—	—	—	—	(731,293)	—	(731,293)	—	(731,293)

Total other comprehensive loss		—	—	—	—	—	(9,520,583)	—	(731,293)	—	(10,251,876)	(4,552,028)	(14,803,904)

Total comprehensive loss for the year		—	—	—	—	—	(9,520,583)	—	(731,293)	(35,531,631)	(45,783,507)	(20,800,926)	(66,584,433)

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Ordinary shares issued	18	14,296,567	15,869,148	(4,497,062)	(4,991,726)	—	—			—	10,877,422	—	10,877,422
Preference shares issued	18	—	—	—	—	162,910,000		—	—	—	162,910,000	—	162,910,000
Share options repriced		—	—	—	—	—	—	1,117,441	—	—	1,117,441	—	1,117,441
Share-based payment transactions		806,898	895,625	—	—	—	—	1,068,371	—	—	1,963,996	—	1,963,996

Total contributions by and distributions to owners		15,103,465	16,764,773	(4,497,062)	(4,991,726)	162,910,000	—	2,185,812	—	—	176,868,859	—	176,868,859
Balance at 31 December 2009		201,743,472	71,713,114	(4,497,062)	(4,991,726)	162,910,000	(9,390,899)	19,770,786	(731,293)	(111,798,092)	127,481,890	82,025,730	209,507,620

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2009	2008
Cash flows from operating activities
Cash utilised by operations	32	(27,793,326)	(5,348,995)
Interest received		426,621	179,119
Interest paid		(1,258,710)	(1,885,517)

Cash utilised by operating activities		(28,625,415)	(7,055,393)

Cash flows from investing activities
Investment in environmental trusts		(216,245)	—
Acquisition of cash in a business combination — Bokoni Mine	34	3,576,912	—
Bokoni mine acquisition	34	(119,956,375)	—
Asset acquisition	34	(6,592,523)	—
ESOP Trust contribution	34	(6,741,102)	—
Proceeds on disposal of property, plant and equipment		118,311	54,140
Acquisition of property, plant and equipment	7/8	(24,450,310)	(473,642)
Deferred acquisition costs		—	(1,219,813)
Proceeds on disposal of financial assets		14	—

Cash utilised from investing activities		(154,261,318)	(1,639,315)

Cash flows from financing activities
Long term borrowings raised		—	3,630,000
Long term borrowings raised — Senior debt	19	74,050,000	—
Long term borrowings raised — OCSF	19	51,330,745	—
Common shares issued		15,869,148	2,037,558
“A” Preference shares issued	19	177,720,000	—
“A” Preference shares repaid	19	(1,066,320)	—
“B” Preference shares issued	18	162,910,000	—
Transaction costs paid		(4,857,128)	—
Vendor claims settled	34	(251,770,000)
Interest free loan raised	19	4,267,913
Repayment of Anglo Platinum loan		(16,790,368)	—

Cash generated from financing activities		211,663,990	5,667,558

Effect of foreign currency translation		(1,680,420)	(253,997)

Net increase/(decrease) in cash and cash equivalents		27,096,837	(3,281,147)
Cash and cash equivalents, beginning of period		3,850,674	7,131,821

Cash and cash equivalents, end of period		30,947,511	3,850,674

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
1. NATURE OF OPERATIONS
Anooraq Resources Corporation (the “Company” or “Anooraq”) is incorporated in the Province of British Columbia, Canada. The consolidated financial statements of the Company as at and for the years ended 31 December 2009 and 2008 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in associates and jointly controlled entities. Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Anooraq operates in South Africa through its wholly owned subsidiary Plateau Resources (Proprietary) Limited (“Plateau”) which historically owns the Group’s various mineral property interests and conducted the Group’s business in South Africa.
The consolidated financial statements include the results of the Group’s acquisition of an effective 51% of the Lebowa Platinum Mine, now known as Bokoni Platinum Mines (Proprietary) Limited (“Bokoni”) and control of the advanced stage Ga-Phasha Project (“Ga-Phasha Project”), the Boikgantsho Project (“Boikgantsho Project”) and the early stage Kwanda Project (“Kwanda Project”) by acquiring an additional 1% of these projects for an aggregate cash consideration of $385 million (South African Rands (“ZAR”) 2.6 billion) from 1 July 2009 (refer note 34).
The controlling interest was affected through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”) on 1 July 2009. Bokoni Holdco, a private company incorporated under the laws of South Africa, is the holding company through which Anooraq and Anglo Platinum Limited (“Anglo Platinum”) hold their interests in Bokoni and the various exploration project companies.
2. GOING CONCERN
The consolidated financial statements are prepared on the basis that the Group will continue as a going concern which contemplates the realisation of assets and settlement of liabilities in the normal course of operations as they become due.
Anooraq completed the acquisition of an operating mine (refer note 34) and secured various funding arrangements (refer note 19) in order to fund the purchase consideration and to fund its planned business objectives. The funding agreements include securing a long term credit facility, the Operating Cash Flow Shortfall Facility (“OCSF”), with Rustenburg Platinum Mines Limited (“RPM”) for an amount of $208 million (ZAR 1,470 million). The facility will be used to fund operating cash and capital requirements for an initial period of three years. As at 31 December 2009, the Group utilised $54 million (ZAR 381 million) thereof to fund operating requirements at Bokoni as the mining operations are not currently generating sufficient cash flows to fund operations and operational projects.
As a result of securing the financial resources and long term funding, management expects that cash flows from the acquired mining operations and the additional financing secured will be sufficient to meet immediate ongoing operating and capital cash requirements of the Group.
3. BASIS OF PRESENTATION
3.1 Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
The Company received approval from the Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”), to early adopt IFRS as of 1 January 2009. The Group’s transition date for converting to IFRS was 1 January 2008 (the “Transition Date”) and the comparative statement of financial position as at 31 December 2008, comparative statement of comprehensive loss for the year ended 31 December 2008, comparative statement of changes in equity and comparative statement of cash flows for the year ended 31 December 2008 have been restated in accordance with IFRS.
The guidance for the first time adoption of IFRS is set out in IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS1”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Group elected to take the following IFRS 1 optional exemptions:
•	to apply the requirements of IFRS 3, Business Combinations (2004), prospectively from the Transition Date;

•	to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 2002 which had not vested as of the Transition Date; and

•
to transfer all foreign currency translation differences, recognised as a separate component of equity, to accumulated loss as at the Transition Date, including those foreign currency differences which arise on adoption of IFRS.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian generally accepted accounting principles (“GAAP”). The accounting policies set out below have been applied consistently to all years presented in these financial statements. They also have been applied in preparing an opening IFRS statement of financial position at 1 January 2008, as required by IFRS 1. The impact of the transition from GAAP to IFRS is explained in note 39.
3.2 Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis as set out in the accounting policies below. Certain items, including derivative financial instruments, are stated at fair value.
3.3 Use of estimates and judgements
The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the notes to the financial statements where applicable.
3.4 Change in accounting policies
The Group changed its accounting policies as of 1 January 2009 in the following areas:
(i) Accounting for business combinations
As a result of the acquisition, discussed in note 34, the Group early adopted IFRS 3, Business Combinations (2008), (“IFRS 3”) and IAS 27, Consolidated and Separate Financial Statements (2008), (“IAS 27”) for all business combinations occurring in the financial year commencing 1 January 2009. All business combinations occurring on or after 1 January 2009 are accounted for by applying the acquisition method. The change in accounting policy is applied prospectively and resulted in previously capitalised transaction costs amounting to $1.6 million being expensed on 1 January 2009.
The Group applied the acquisition method for the business combinations as disclosed in note 34. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, consideration is given to potential voting rights that are currently exercisable. The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another.
Goodwill is measured as the fair value of the consideration transferred including the recognised amount of any non-controlling interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. To the extent that the fair value exceeds the consideration transferred, the excess is recognised in profit or loss.
Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.
A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.
Non-controlling interest is measured at its proportionate interest in the fair value of the identifiable net assets of the acquiree.
Transaction costs incurred in connection with a business combination, such as legal fees, due diligence fees and other professional and consulting fees are expensed as incurred, unless it is debt related. Directly attributable transaction costs related to debt instruments are capitalised.
If the Group obtains control over one or more entities that are not businesses, then the bringing together of those entities are not business combinations. The cost of acquisition is allocated among the individual identifiable assets and liabilities of such entities, based on their relative fair values at the date of acquisition. Such transactions do not give rise to goodwill and no non- controlling interest is recognised.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
(ii) Presentation of financial statements
The consolidated financial statements have been presented by applying the revised IAS 1, Presentation of Financial Statements (2007), which became effective as of 1 January 2009. As a result, the consolidated statement of changes in equity presents all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. This presentation has been applied in these consolidated financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on the earnings per share.
(iii) Accounting for borrowing costs
In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009, the Group capitalises borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Previously the Group immediately recognised all borrowing costs as an expense. This change in accounting policy was due to the prospective adoption of IAS 23, Borrowing Costs (2007), in accordance with the transitional provisions of such standard; comparative figures have not been restated. The change in accounting policy resulted in the capitalisation of borrowing costs of $13.6 million (ZAR 96.5 million) in the year ended 31 December 2009. The change in accounting policy did not impact previously reported earnings per share. The Group has capitalised borrowing costs with respect to property, plant and equipment under construction.
4. ACCOUNTING POLICIES
The consolidated financial statements have been prepared on the historical cost basis as set out in the accounting policies below. Certain items, including derivative financial instruments, are stated at fair value. These consolidated financial statements are presented in (unless stated otherwise) Canadian Dollars (“$”), which is also the Company’s functional currency. The accounting policies set out below are applied consistently to all years presented in these consolidated financial statements and have been applied consistently by Group entities except as explained in note 3.4, which addresses changes in accounting policies.
4.1 Basis for consolidation
(i) Business combinations
The Group changed its accounting policy with respect to accounting for business combinations. Refer note 3.4(i) for further details.
(ii) Subsidiaries
Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.
(iii) Investments in jointly controlled entities (equity accounted investees)
Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Investments in jointly controlled entities are accounted for using the equity method (“equity accounted investees”) and are recognised initially at cost. The Group’s equity investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.
(iv) Special purpose entities
A Special Purpose Entity (“SPE”) is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE. SPE’s controlled by the Group were established under terms that impose strict limitations on the decision-making powers of the SPE’s management and that result in the Group receiving the majority of the benefits related to the SPE’s operations and net assets, being exposed to the majority of risks incident to the SPE’s activities, and retaining the majority of the residual or ownership risks related to the SPE’s or their assets.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
(v) Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.
4.2 Foreign currencies
(i) Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year. Such gains and losses are recognised in profit or loss.
(ii) Foreign operations
The financial results of Group entities that have a functional currency different from the presentation currency are translated into the presentation currency. The presentation currency of the Company is Canadian Dollars. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the rate of exchange in effect at the transaction date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation from the Transition Date are recognised as other comprehensive income and are included in the foreign currency translation reserve (“FCTR”).
When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation and are recognised in other comprehensive income and are included in the FCTR.
On disposal of part or all of the operations, the proportionate share of the related cumulative gains and losses previously recognised in the FCTR through the statement of comprehensive income are included in determining the profit or loss on disposal of that operation recognised in the profit or loss.
4.3 Financial instruments
(i) Non-derivative financial assets
Non-derivative financial assets comprise loans and receivables.
Loans and receivables are recognised on the date of origination. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised when the contractual rights to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred. Any interest in transferred financial assets that is created or retained is recognised as a separate asset or liability.
Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.
Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.
Loans and receivables comprise trade and other receivables and cash and cash equivalents.
Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
(ii) Non-derivative financial liabilities
The Group initially recognises debt securities issued and subordinated liabilities on the date that they originated. All other financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.
Financial liabilities are derecognised when the contractual obligations are discharged, cancelled or expire.
Non-derivative financial liabilities comprise loans and borrowings, bank overdrafts, trade and other payables.
Financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.
(iii) Derivative financial instruments, including hedge accounting
The Group holds derivative financial instruments to hedge its interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.
On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the year for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.
Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.
Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. The amount recognised in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affects profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.
If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognised in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognised. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognised immediately in profit or loss. In other cases the amount recognised in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.
Separate embedded derivatives
Changes in the fair value of separate embedded derivatives are recognised immediately in profit or loss.
Other non-trading derivatives
When a derivative financial instrument is not held for trading and is not designated in a qualifying hedge relationship, all changes in its fair value are recognised immediately in profit or loss.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
(iv) Share capital
Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.
Preference share capital
Preference share capital is classified as equity if it is non-redeemable, redeemable for a fixed number of the Company’s shares, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends thereon are recognised as distributions within equity upon approval by the Company’s Board of Directors.
Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the holders, or if dividend payments are not discretionary. Dividends thereon are recognised as interest expense in profit or loss as accrued.
Treasury shares
Shares issued to subsidiaries or SPE’s are reflected as treasury shares on consolidation in the statement of change of equity.
4.4 Property, plant and equipment
Mining assets, including mine development cost and infrastructure costs, mine plant facilities and buildings are initially recorded at historical cost less accumulated depreciation and impairment losses.
Mining assets are capitalised to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production.
Capitalised mine development and infrastructure costs include expenditure incurred to develop new mining operations and to expand the capacity of the mine to the extent that it gives rise to future economic benefit. Costs include borrowing costs capitalised during the construction period where qualifying expenditure is financed by borrowings. Items of mine property, plant and equipment, excluding capitalised mine development and infrastructure costs, are depreciated on a straight-line basis over their expected useful life. Capitalised mine development and infrastructure are depreciated on a units of production basis. Depreciation is first charged on mining assets from the date on which they are available for use.
Property, plant and equipment are depreciated over their estimated useful lives as follows:

Mine development and infrastructure	Life-of-mine

Plant and equipment	1 – 20 years

Buildings	5 – 20 years

Motor vehicles	1 – 5 years

Furniture and fittings	1 – 10 years
Items of property, plant and equipment that are withdrawn from use, or have no reasonable prospect of being recovered through use or sale, are regularly identified and written off.
The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.
Non-mining assets are measured at historical cost less accumulated depreciation and impairment losses. Depreciation is charged on the straight-line basis over the useful lives of these assets. Residual values and useful economic lives are reviewed at least annually, and adjusted if appropriate, at each reporting date.
Subsequent expenditure relating to an item of property, plant and equipment is capitalised when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditure is recognised as repairs and maintenance.
Repairs and maintenance are recognised to profit or loss during the period in which they are incurred.
Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognised net within other income in the statement of comprehensive income.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
4.5 Intangible assets
(i) Goodwill
Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. For measurement of goodwill at initial recognition, refer note 34.
Acquisitions of non-controlling interests
Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions.
Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses and is not amortised. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity accounted investee.
(ii) Other intangible assets
Other intangible assets include mineral property interests (refer note 4.17 below).
4.6 Impairment of assets
(i) Non-financial assets
The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.
An impairment loss is recognised if the carrying amount of an asset or its cash-generating units exceed its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash- generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
(ii) Financial assets (including receivables)
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.
An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
4.7 Inventories
Inventories, comprising ore stockpiles, are measured at the lower of cost and net realisable value.
Costs relating to ore in stockpiles comprises all costs incurred to the stage immediately prior to stockpiling, including costs of extraction and crushing, as well as processing costs associated with ore stockpiles, based on the relevant stage of production.
Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.
4.8 Employee benefits
(i) Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the years during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the year in which the employees render the service are discounted to their present value.
(ii) Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
(iii) Share-based payment transactions
The grant date fair value of share-based payment awards granted to employees is recognised as an employee cost, with a corresponding increase in equity, over the year that the employees unconditionally became entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.
For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.
The fair value of the amount payable to employees in respect of the share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities over the year that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as employee costs in profit or loss.
Share-based payment arrangements in which the Group receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Group.
(iv) Termination benefits
Termination benefits are recognised as an expense as and when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.
Termination benefits for voluntary redundancies are recognised as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.
If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
4.9 Provisions
A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance expense (“notional interest”).
Provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.
(i) Environmental rehabilitation provisions
Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to profit or loss.
(ii) Restructuring
A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publically. Future operating losses are not provided for.
4.10 Platinum producers’ environmental trust
The Group contributes to the Platinum Producers’ Environmental Trust annually. The trust was created to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the lives of the Group’s mines. Contributions are determined on the basis of the estimated environmental obligation over the life of a mine. Contributions made are reflected in non-current investments held by the Platinum Producers’ Environmental Trust. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income.
4.11 Revenue
Revenue arising from the sale of metals and intermediary products is recognised when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are typically met when the concentrate reaches the smelter. Revenue further excludes value-added tax.
4.12 Lease payments
(i) Operating leases — Lessor
Operating lease income is recognised as income on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging operating leases are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the lease income. Income for leases is disclosed under other income in profit or loss.
(ii) Operating leases — Lessee
Operating lease payments are recognised as an expense on a straight-line basis over the lease term. The difference between the amounts recognised as an expense and the contractual payments are recognised as an operating lease liability. This liability is not discounted.
Any contingent rents are expensed in the period they are incurred.
4.13 Finance income and finance expense
Finance income comprises interest income on funds invested, gains on hedging instruments that are recognised in profit or loss and interest received on loans and receivables. Interest income is recognised as it accrues in profit or loss, using the effective interest method.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Finance expense comprises interest expense on borrowings, unwinding of the discount on provisions, dividends on preference shares classified as liabilities and losses on hedging instruments that are recognised in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.
Foreign currency gains and losses are reported on a net basis.
4.14 Income tax
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.
A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
4.15 Earnings/(Loss) per share
The Group presents basic and diluted earnings/(loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held and for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.
4.16 Segment reporting
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s Chief Executive Officer (who is considered the chief operating decision maker) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.
4.17 Exploration expenditure and mineral property interests
The acquisitions of mineral property interests are initially measured at cost. Mineral property acquisition costs and development expenditures incurred subsequent to the determination of the feasibility of mining operations and approval of development by the Group are capitalised until the property to which they relate is placed into production, sold or allowed to lapse.
Exploration and evaluation costs incurred prior to determination of the feasibility of mining operations are expensed as incurred. Re-imbursement of previously expensed exploration and evaluation costs are recognised as other income in profit or loss.
Mineral property acquisition costs include the cash consideration and the fair market value of shares issued for mineral property interests pursuant to the terms of the relevant agreements. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse, or when an impairment of value has been determined to have occurred.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
4.18 New standards and interpretations not yet adopted
Standards and interpretations issued but not yet effective and applicable to the Group:
•	IAS 24 (revised), Related party disclosures

•	Amendments to IAS 39, Eligible hedged items

•	Amendments to IFRS 1 and IAS 27, Cost of an investment in a subsidiary, jointly controlled entity or associate

•	Amendments to IFRS 2, Share-based payments: vesting conditions and cancellations

•	Amendments to IFRS 7, Improving disclosures about financial instruments

•	IFRS 9, Financial instruments

•	IFRIC 17, Distribution of Non-cash assets to owners

•	Various improvements to IFRS 2009
The Group is currently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.
5. DETERMINATION OF FAIR VALUES
A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non- financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.
5.1 Property, plant and equipment
The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably and willingly. The fair value of items of plant, equipment, fixtures and fittings is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.
The fair value of mining rights included in property, plant and equipment acquired as part of a business combination is determined using the multi-year excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.
5.2 Mineral property interest
The fair value of mineral property interests acquired is determined using a market comparative approach. In applying a market comparative approach, a selection of appropriate historic transactions is used to determine an average transaction value.
5.3 Trade and other receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes.
5.4 Derivatives
The fair value of interest rate swaps is based on the fair value of the cash flows of the swap using the ZAR zero-coupon swap curve and the fair value of the projected shifted cash flows discounted using the shifted zero-coupon rates.
Fair values reflect the credit risk of the instrument and exclude the credit risk of the Group entity and counterparty when appropriate.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
5.5 Non-derivative financial liabilities
Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.
5.6 Share-based payment transactions
The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.
6. FINANCIAL RISK MANAGEMENT
The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.
The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.
Overview
The Group has exposure to the following risks from its use of financial instruments:
•	credit risk

•	liquidity risk

•	interest rate risk

•	foreign currency risk

•	commodity price risk
This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.
(i) Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.
Trade and other receivables
Trade receivables represents sale of concentrate to Rustenburg Platinum Mines Limited in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. The Group has no collateral against these receivables.
Cash and cash equivalents
At times when the Group’s cash position is positive, cash deposits are made with financial institutions having superior local credit ratings.
(ii) Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. This is facilitated via an Operating Cash flow Shortfall Facility (“OCSF”). The Group’s cash and cash equivalents are invested in business accounts which are available on demand.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
The Group operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of the Group’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible the Group may not be able to acceptably repatriate such funds once these subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.
The maturity profile of the contractual cash flows of financial instruments at 31 December were as follows:

	2010	2011	2012	2013	Thereafter	Total

2009
Non derivative financial liabilities

Loans and borrowings	—	4,099,586	—	11,854,480	539,555,351	555,509,417
Trade and other payables	11,677,520	—	—	—	—	11,677,520

Total	11,677,520	4,099,586	—	11,854,480	539,555,351	567,186,937

Derivative financial liabilities

Interest rate swap	—	—	1,590,945	—	—	1,590,945

Total 2009	11,677,520	4,099,586	1,590,945	11,854,480	539,555,351	568,777,882

2008
Non derivative financial liabilities

Loans and borrowings	1,735,663	—	—	—	12,967,753	14,703,416
Trade and other payables	219,024	—	—	—	—	219,024

Total 2008	1,954,687	—	—	—	12,967,753	14,922,440

(iii) Interest rate risk
As a result of the Group completing the Bokoni acquisition (refer note 34), the Group has secured loan facilities with Rustenburg Platinum Mines Limited (“RPM”) in order to ensure the sustainability of the Group. RPM provided a loan of $51.3 million (ZAR 365 million) to the Group which is subject to interest rate risk.
The Bokoni acquisition was partially financed by a $111 million (ZAR 750 million) senior debt facility (“Senior debt facility”) from Standard Chartered Bank plc (“Standard Chartered”) provided to Plateau, of which $74 million (ZAR 500 million) was drawn down on 1 July 2009. The remaining $37 million (ZAR 250 million) is available for interest roll-up during the next 3 years. The term of the Senior debt facility is nine years with an interest and capital repayment holiday during the first three years. The Senior debt facility bears interest equal to the Johannesburg Inter Bank Agreed Rate (7.279% at 31 December 2009) plus 4.5% applicable margin and 1.27% mandatory cost.
The Group has entered into an interest rate swap arrangement with Standard Chartered Bank to fix the variable interest rate on $74 million (ZAR 500 million) of the principal amount of the loan at 14.695% which arrangement expires on 31 July 2012.
A 100 basis point change in the interest rate at 31 December 2009 on the Standard Chartered loan and the RPM loan would have changed the loss for the year by approximately $681,000. This analysis assumes that all other variables remain constant.
(iv) Foreign currency risk
The Group, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.
Within the Group, certain loans between Group entities amounting to $48.6 million are exposed to foreign exchange fluctuations. A 10% change in the $/ZAR exchange rate at 31 December 2009 would have resulted in an increase/decrease of $4.9 million in equity. The Group has no significant external exposure to foreign exchange risk.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
(v) Commodity price risk
The value of the Group’s revenue and resource properties depends on the prices of PGM’s and their outlook. The Group does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Group’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.
(vi) Capital risk management
The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Group in a way that optimises the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Group remains in a sound financial position.
The Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.
There were no changes to the Group’s approach to capital management during the year.
(vii) Summary of the carrying value of the Group’s financial instruments

		Financial	Derivative
	Loans and	liabilities at	financial
At 31 December 2009	receivables	amortised cost	liabilities

Platinum producers environmental trust	2,578,131	—	—
Trade and other receivables	22,486,497	—	—
Cash and cash equivalents	30,947,511	—	—
Loans and borrowings	—	555,509,417	—
Trade and other payables	—	11,677,520	—
Derivative — Interest rate swap	—	—	1,590,945

		Financial	Derivative
	Loans and	liabilities at	financial
At 31 December 2008	receivables	amortised cost	liabilities

Cash and cash equivalents	3,850,674	—	—
Loans and borrowings	—	14,703,416	—
Trade and other payables	—	219,024	—

The carrying value of the above financial instruments approximates their fair value.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
7. PROPERTY, PLANT AND EQUIPMENT

	2009	2008
Summary

Cost
Balance at beginning of year	540,482	183,208
Arising from business combinations (refer note 34)	725,226,891	—
Additions	31,478	472,619
Transferred from capital work-in-progress	9,382,489	—
Disposals	(49,072)	(66,432)
Adjustment to rehabilitation assets	2,691,883	—
Effect of translation	(30,693,133)	(48,913)

Closing Balance	707,131,018	540,482

Accumulated depreciation
Balance beginning of year	70,847	77,714
Charge for the year	13,557,111	61,140
Disposals	—	(48,717)
Effect of translation	109,324	(19,290)

Closing Balance	13,737,282	70,847

Carrying value	693,393,736	469,635

		Mining
		Development				Furniture
		and	Plant and		Motor	and
	Total	Infrastructure	Equipment	Buildings	Vehicles	Fittings
Cost
Balance at beginning of year	540,482	—	—	—	—	540,482
Arising from business combination (refer note 34)	725,226,891	572,786,270	120,784,234	30,067,544	1,528,701	60,142
Additions	31,478	—	—	—	19,629	11,849
Transferred from capital work-in-progress	9,382,489	260,939	2,145,453	6,915,047	61,050	—
Disposals	(49,072)	—	—	—	(49,072)	—
Adjustment to rehabilitation assets	2,691,883	2,691,883	—	—	—	—
Effect of translation	(30,693,133)	(24,312,236)	(5,121,246)	(1,224,976)	(64,781)	30,106

Closing Balance	707,131,018	551,426,856	117,808,441	35,757,615	1,495,527	642,579

Accumulated depreciation
Balance beginning of year	70,847	—	—	—	—	70,847
Charge for the year	13,557,111	5,185,702	6,073,907	1,878,881	284,770	133,851
Effect of translation	109,324	40,542	47,486	14,689	2,226	4,381

Closing Balance	13,737,282	5,226,244	6,121,393	1,893,570	286,996	209,079

Carrying Value	693,393,736	546,200,612	111,687,048	33,864,045	1,208,531	433,500

Certain assets are encumbered (refer to note 19).

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
The recoverable amount of mining assets and goodwill reviewed for impairment is determined based on value-in-use calculations. All mining assets and goodwill are allocated to one cash-generating-unit (“CGU”). Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value in use. Future cash flows are estimated based on financial budgets approved by management which is based on the mine’s life-of-mine plan. Management determines the expected performance of the mine based on past performance and its expectations of market developments which are incorporated into a life-of-mine plan.
Key assumptions used in the value in use calculation of impairment of mining assets were the following:
•	Life-of-mine – 34 years

•	South African discount rate – 16.48% (the weighted average cost of capital for Bokoni)

•	Range of PGM prices – based on market expectations. Initial price of US$1,329/oz for platinum in 2010.

•	Range of ZAR/US$ exchange rates – based on market expectations. Initial exchange rate of ZAR8.51/US$ used in 2010.

•	South African inflation – long term inflation rate of 5.2%
8. CAPITAL WORK-IN-PROGRESS
Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	2009	2008
Arising from business combination (refer note 34)	216,194,965	—
Additions	24,418,832	—
Transfer to property, plant and equipment	(9,382,489)	—
Capitalisation of borrowing costs	13,580,559	—
Effect of translation	(8,972,952)	—

	235,838,915	—

Capital work-in-progress is funded through cash generated from operations and available loan facilities.
9. MINERAL PROPERTY INTERESTS

Balance at beginning of year	4,200,000	4,200,000
Transfer from equity accounted investee (refer note 11)	2,552,701	—
Asset acquisition (refer note 34)	6,592,523	—
Effect of translation	(121,521)	—

	13,223,703	4,200,000

The Group’s mineral property interest consists of various early stage exploration projects as detailed below:
Ga-Phasha
In January 2004, Anooraq and Pelawan combined their respective Platinum Group Metals (“PGM”) assets, comprising the Anooraq’s Northern and Western Limb PGM projects and Pelawan’s 50% participation interest in the Ga-Phasha Project on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.
As of 1 July 2009, the joint venture agreements terminated and Ga-Phasha Platinum Mines (Proprietary) Limited (“GPM”), a wholly owned subsidiary of Bokoni Holdco, owns the respective interest in the assets relating to the Ga-Phasha Project. Anooraq owns an effective 51% interest in the Ga-Phasha Project.
Anooraq increased its interest in the GPM exploration project assets from 50% to 51% through the transaction discussed in note 34.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Work on the Ga-Phasha project is continuing towards the preparation of a pre-feasibility study. The mineral title relating to the Ga-Phasha project is held by GPM.
Platreef
As of 1 July 2009, the Group holds an effective 51% in Platreef properties located on the Northern Limb of the Bushveld Complex in South Africa. Bokoni Holdco holds a prospecting contract with the South African Department of Mineral Resources (“DMR”) for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from ZAR 3 per hectare to ZAR 18 per hectare are payable to the DMR. The Group received conversion to new order prospecting rights.
Boikgantsho
As of 1 July 2009, the Boikgantsho joint venture agreements terminated and Boikgantsho Platinum Mine (Proprietary) Limited (“BPM”), a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Bokoni Holdco, owns the interest in and assets relating to the Boikgantsho Project. Anooraq owns an effective 51% interest in the Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust’s adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex. The Group has submitted new order prospecting right applications with the DMR and is awaiting approval.
Kwanda
As of 1 July 2009, the Kwanda joint venture agreements terminated and Kwanda Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Bokoni Holdco, owns the interest in and assets relating to the Kwanda Project. Anooraq owns an effective 51% interest in this project. The Group received conversion to new order prospecting rights for the Kwanda North and Kwanda South properties.
Rietfontein
On 10 October 2001, the Company completed an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats had the right to earn a 50% interest in the Group’s 2,900 hectare Rietfontein 2KS farm (“Rietfontein”). Under the terms of this agreement, Ivanplats had to incur at least $750,000 in expenditure pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program was completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There was a disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. Subsequent to year end, the Ivanhoe Nickel and Platinum dispute was settled and a revised joint venture agreement was entered into.
10. GOODWILL

	2009	2008
Arising from business combination (refer note 34)	12,932,712	—
Effect of translation	(550,143)	—

	12,382,569	—

For impairment considerations, refer note 7.
11. INVESTMENT IN JOINT VENTURE

Balance at beginning of the year	2,518,971	2,958,785
Equity loss — exploration expenses	(219,849)	(235,020)
Effect of translation	253,579	(204,794)
Transfer to mineral property interest (refer note 9)	(2,552,701)

	—	2,518,971

The carrying amounts of joint ventures are shown net of impairment losses.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Summary financial information for GPM is as follows:

	2009	2008
Comprehensive loss	439,698	470,044
Total assets	—	205
Total liabilities	—	6,237,616
12. PLATINUM PRODUCERS’ ENVIRONMENTAL TRUST
The Group contributes to the Platinum Producers’ Environmental Trust annually. The Trust was created to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the lives of the Group’s mines. Contributions are determined on the basis of the estimated environmental obligation over the life of a mine. The Group’s share of the cash deposits made is reflected in non-current cash deposits held by Platinum Producers’ Environmental Trust.
The non-current cash deposits are restricted in use as it is to be used exclusively for pollution control, rehabilitation and mine closure at the end of lives of the Group’s mines.
13. DEFERRED ACQUISITION COSTS

Acquisition costs capitalised	—	1,587,959

Refer note 3.4 (i) for treatment of acquisition costs as a result of the adoption of IFRS 3 (2008).
14. INVENTORIES

Ore stock piles	1,091,860	—

15. TRADE AND OTHER RECEIVABLES

Financial assets
Trade receivables (Metals)	21,501,503	—
Other trade receivables	581,096	—
Employee receivables	403,898	—

	22,486,497	—

Non financial assets
Prepayments	940,108	112,910
Lease debtor	5,313	—
Value added tax	—	156,952
Other receivables	34,585	1,692

	23,466,503	271,554

The Group has one major customer with an outstanding account within the agreed payment terms. As a result, no allowance for impairment losses has been recognised.
16. CASH AND CASH EQUIVALENTS

Bank balances	30,931,903	3,850,674
Cash on hand	15,608	—

	30,947,511	3,850,674

17. RESTRICTED CASH

Restricted cash – ESOP Trust	1,291,348	—

Restricted cash consist of cash and cash equivalents held by the Bokoni Platinum Mine ESOP Trust, a consolidated SPE, which is not available to fund operations.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
18. SHARE CAPITAL

	2009	2008
	Number of shares
Authorised and issued

Ordinary shares with no par value	201,743,472	186,640,007
B2 Convertible Preference shares of $0.1418 (ZAR 1) each	115,800	—
B3 Convertible Preference shares of $0.1418 (ZAR 1) each	111,600	—
The Company’s authorised share capital consists of an unlimited number of ordinary shares without par value. During the year cumulative convertible redeemable “B” preference shares were issued to facilitate the transaction as discussed in note 34.

Share capital

Share capital	73,896,147	57,131,414
Share issue costs	(2,183,033)	(2,183,073)

	71,713,114	54,948,341

The Company issued the following ordinary shares on 1 July 2009:
•
Anglo Platinum contributed an amount of $15.4 million (ZAR 103.8 million) to the Anooraq Community Participation Trust. Approximately $10.9 million was used to acquire shares of the Company. As of 1 July 2009, the Company issued 9,799,505 ordinary shares at $1.11 to the Anooraq Community Participation Trust.

•
Anglo Platinum contributed approximately $6.8 million (ZAR 45.6 million) to the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”), of which $5 million was used to acquire shares of the Company. As of 1 July 2009, the Company issued 4,497,062 ordinary shares at $1.11 to the ESOP Trust. The ESOP Trust is consolidated as a SPE by the Group (refer below).

Treasury Shares	4,991,726	—

Treasury shares relate to shares held by the ESOP Trust in Anooraq, which is consolidated by the Group.

Preference shares

B2 Convertible Preference shares	17,150	—
B3 Convertible Preference shares	16,528	—
Share premium	162,876,322	—

	162,910,000	—

$162.9 million (ZAR 1.1 billion) was raised through share settled financing with the issue of cumulative mandatory convertible “B” preference shares (“B Prefs”) to RPM and a subsidiary of Pelawan Investments (Proprietary) Limited to finance the acquisition discussed in note 34. The final effects of the share settled financing will result in RPM receiving a fixed number of 115.8 million ordinary shares of Anooraq and Pelawan Investments (Proprietary) Limited, Anooraq’s controlling shareholder, receiving a fixed number of 111.6 million ordinary shares.
These preference shares are convertible upon the earlier of the date of receipt of a conversion notice from RPM and 1 July 2018.
A dividend will be declared on the last business day immediately prior to the conversion date, in terms of a formula set out in the preference share subscription agreement.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
19. LOANS AND BORROWINGS

	2009	2008
Non-current liabilities
Senior Term Loan Facility	71,506,306	—
Redeemable “A” preference shares (related party)	352,664,289	—
Rustenburg Platinum Mines — Funding loans (related party)	72,778,897	12,967,753
Rustenburg Platinum Mines — OCSF (related party)	54,050,064	—
Rustenburg Platinum Mines — Interest free loan (related party)	4,099,586	—
Rustenburg Platinum Mines — commitment fees(related party)	410,275	—

	555,509,417	12,967,753

Current liabilities
Rustenburg Platinum Mines — Funding loans (current portion)	—	1,735,663

	555,509,417	14,703,416

The carrying value of the Group’s loans and borrowings changed during the year as follows:

Balance at beginning of the year	14,703,416	11,698,833
Senior Term Loan Facility	74,050,000	—
Rustenburg Platinum Mine — OCSF	51,330,745	—
Arising from business combination	493,666,666	—
Rustenburg Platinum Mine — Interest free loan	4,267,913
Repaid as part of acquisition (refer note 34)	(251,770,000)	—
Redeemable “A” preference shares	177,720,000	—
Redemption of “A” preference shares	(1,066,320)	—
Loans repaid	(18,049,078)	(1,885,517)
Increase in RPM term loan	—	3,630,000
Loan costs capitalised	(4,857,128)	—
Commitment fee capitalised	(407,076)	—
Finance expenses accrued	33,028,228	1,719,866
Amortisation of loan costs	449,149	—
Commitment fee liability	407,076	—
Effect of translation	(17,964,174)	(459,766)

	555,509,417	14,703,416

The terms and conditions for the outstanding borrowings at 31 December 2009 are as follows:
Senior Term Loan Facility
The senior term facility is for a period of nine years and is payable in 12 semi-annual instalments beginning 31 January 2013. The loan accrues interest which is to be paid semi-annually beginning 31 January 2013. During the first 36 months, interest will only be paid if there are available funds. If there are no available funds, the accrued interest will roll-up into the roll-up interest loan balance. At 31 December 2009, $5 million (ZAR 36.9 million) has rolled up. This roll-up interest is limited to $35.6 million (ZAR 250 million). Interest is calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (13.049 % at 31 December 2009).

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
The Group has entered into an interest rate swap arrangement with Standard Chartered Bank to fix the variable interest rate on $74 million (ZAR 500 million) of the principal amount of the loan at 14.695%.
The Group is in compliance with the debt covenant requirements of this facility as at 31 December 2009.
Redeemable “A” Preference Shares
The “A” preference shares were issued by Plateau and Bokoni Holdco to Rustenburg Platinum Mine (related party) as part of the business combination and liabilities assumed (refer note 34). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12%. The Group is obligated to redeem the outstanding amount including undeclared dividends which should have been declared within six years (1 July 2015) of issue, to the extent that the Company is in the position to redeem the shares. Any preference shares not redeemed in six years must be redeemed after nine years (1 July 2018).
During the three year period prior to the initial maturity date, Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external debt funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order:
(i)	any outstanding amounts of the Standby Facility ;

(ii)	any outstanding amounts of the OCSF; and

(iii)
the redemption amount payable upon the redemption of any outstanding Redeemable “A” Preference Shares. Plateau is obliged to undertake the refinancing process but if the debt is not re-financeable based upon the debt markets at that time then there is no sanction on Plateau. At the acquisition date, 1 July 2009, an amount of $1.1 million (ZAR 7.2 million) was repaid with surplus cash available.

Rustenburg Platinum Mines — Funding Loans
This loan is between RPM and Bokoni Holdco and consists of the retention of the original RPM claims for an amount of $68.1 million (ZAR480,3 million).
The $68.1 million is payable in semi-annual instalments starting 31 January 2013. The unpaid principal balance will bear interest at the interest rate and on the same terms as the Senior Term Loan Facility.
Rustenburg Platinum Mines — OCSF
Under the Operating Cash flow Shortfall Facility (“OCSF”), if funds are requested by Bokoni (and authorised by Bokoni Holdco), RPM shall advance such funds directly to Bokoni. At 31 December 2009, $54 million (ZAR381 million) of the available $208 million (ZAR1,470 million) has been advanced by RPM. The remaining facility may only be utilised for the purposes of operating or capital expenditure cash shortfalls at Bokoni.
The unpaid principal balance on the OCSF will bear interest at a fixed rate of 15.84%, compounded quarterly in arrears.
Rustenburg Platinum Mines — Standby Facility
The Group secured an agreement with RPM to access RPM’s attributable share of the Bokoni Holdco cash flows (“the Standby Facility”) up to a maximum of 29% of all free cash flow generated from the Bokoni Mine to meet its repayment obligations in terms of the Senior Term Loan Facility.
The standby facility will bear interest at the prime rate of interest in South Africa and has a final maturity date on 1 July 2018. As at 31 December 2009 no draw down was made on the standby facility.
Rustenburg Platinum Mines — Interest free loan
This loan is between RPM and Bokoni Holdco. The loan is interest free and repayable 12 months and 1 day after requested by RPM.
Security
The Senior Term Loan Facility is secured through various security instruments, guarantees and undertakings provided by the Group against 51% of the cash flows generated by the Bokoni Mine, together with 51% of the Bokoni Mine asset base. The Standby Facility, OCSF and the “A” preference shares rank behind the Senior Term Loan Facility for security purposes.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
20. DEFERRED TAX
Deferred tax liabilities and assets on the statement of financial position relate to the following:

	2009	2008
Deferred tax liabilities
Property plant and equipment (including capital work-in-progress)	257,251,314	—
Prepayments	253,564	—
Environmental trust fund contributions	599,636	—
Inventories	305,721	—

Gross deferred tax liability	258,410,235	—

Deferred tax assets
Provision for environmental liabilities	(1,965,891)	—
Unredeemed capital expenditure	(22,440,284)	—
Accrual for employee leave liabilities	(2,002,797)	—
Provision for share-based compensation	(40,974)	—
Calculated tax losses	(18,476,180)	—

Gross deferred tax asset	(44,926,126)	—

Net deferred tax liability	213,484,109	—

The movement in the net deferred tax liability recognised in the statement of financial position is as follows:

Balance at beginning of year	—	—
Arising from business combination (refer note 34)	231,040,913	—
Current year	(7,668,639)	—
Effect of translation	(9,888,165)	—

	213,484,109	—

As at 31 December the Group had not recognised the following net deferred tax assets:

Deferred tax assets	12,086,895	14,197,035

The unrecognized temporary differences are:

Unredeemed capital expenditure	1,989,602	4,384,291
Tax losses	8,659,662	7,852,229
Foreign exchange losses	1,437,631	1,960,515

	12,086,895	14,197,035

Deferred tax assets have not been recognised for the above temporary differences as it’s not probable that the respective entities to which they relate will generate future taxable income against which to utilise the temporary differences.
Gross calculated tax losses expire as follows:

2010	(1,735,875)
2011-2015	(4,456,781)
Thereafter	(7,583,843)
Indefinitely	(18,626,663)

(32,403,162)

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
21. PROVISIONS

	2009	2008
Provision raised for rehabilitation
Balance at beginning of the year	—	—
Arising from business combination (refer note 34)	4,308,137	—
Capitalised to property, plant and equipment	2,691,883	—
Notional interest	181,813	—
Effect of translation	(160,795)	—

	7,021,038	—

Future net obligations
Undiscounted rehabilitation cost	12,642,974	—
Amount invested in environmental trust fund (refer note 12)	(2,578,131)	—

Total future net obligation — Undiscounted	10,064,843	—

The Group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and metals from plant clean-up at the time of mine closure.
Key assumptions used in determining the provision:

Discount period	20 years	—
South African discount rate (risk free rate)	8.4%	—
South African inflation	5.2%	—

	Inflation rate	Discount rate
Sensitivity
1% increase	1,449,016	(1,167,215)
1% decrease	(1,209,612)	1,416,795)
22. DERIVATIVE LIABILITY

Interest rate swap	(1,590,945)	—

23. TRADE AND OTHER PAYABLES

Financial liabilities
Trade payables	8,143,426	219,024
Other payables	3,534,094	—

	11,677,520	219,024
Non financial liabilities
Payroll accruals	1,455,234	195,139
Leave liabilities	7,322,160	—
Share appreciation rights	146,334	—
Lease accrual	93,583	—
Restructuring costs	1,807,996	—
Operational accruals	4,128,123	1,384,676
Value added tax	317,697	—

	26,948,647	1,798,839

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
24. REVENUE
Revenue from mining operations by commodity:

	2009	2008
Platinum	39,282,459	—
Palladium	6,582,056	—
Rhodium	6,439,392	—
Nickel	6,278,262	—
Other	4,045,699	—

	62,627,868	—

Revenue consists of the sale of concentrate to Rustenburg Platinum Mines Limited (a related party).
25. COST OF SALES
Cost of sales includes:

Labor costs	39,333,125	—
Stores costs	11,036,693	—
Power and compressed air	4,481,837	—
Contractors cost	2,742,494	—
Other costs	11,022,676	—
Inventory movement	(1,083,390)	—
Depreciation	13,433,032	—

	80,966,467	—

26. FINANCE INCOME

Interest received — Financial assets at amortised cost
Platinum producers environmental trust	102,664	—
Bank accounts	426,621	179,119

	529,285	179,119

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
27. FINANCE EXPENSES

	2009	2008
Financial liabilities
Bank and short term facilities	72,158	—
“A” Preference shares (related party)	19,560,689	—
OCSF and funding facilities (related party)	8,439,108	1,848,574
Senior Term Loan Facility	5,028,432	—
Interest on fair value of interest rate swap	189,173	—
Other payables	324	—

	33,289,884	1,848,574

Non-financial liabilities
Notional interest — rehabilitation provision	181,813	—
Commitment fees on OCSF	38,091	—
Transaction fees	411,058	—

	630,962	—

Total finance costs before interest capitalised	33,920,846	1,848,574
Interest capitalised	(13,580,559)	—

Total finance costs	20,340,287	1,848,574

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation during the year is 12.95% (2008: 0%).
28. LOSS BEFORE INCOME TAX
Loss before income tax as stated includes the following:

Operating lease expense — buildings	387,131	353,348
Restructuring costs	1,784,452	—
Share-based payments	2,185,812	5,385,501
Bonus settled via shares	895,625	—
Cash settled share-based payments	145,199	—
29. INCOME TAX

SA normal taxation
Current tax — prior year	35,154	—
Deferred tax — current year	(7,668,639)	—

	(7,633,485)	—

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Taxation rate reconciliation:

	2009	2008
Statutory Canadian tax rate	(30.00%)	(31.00%)
Other disallowed expenditure	1.62%	7.60%
Transactions costs disallowed	5.25%	—
Preference dividends	5.65%	—
Equity settled share based compensation	1.10%	12.76%
Investment income not taxable	(0.07%)	—
Tax adjustments — prior year	0.02%	—
Deferred tax assets not recognised	3.01%	14.30%
Effect of rate differences	0.57%	(3.66%)

Effective taxation rate	(12.85%)	0.00%

30. OTHER COMPREHENSIVE INCOME NET OF INCOME TAX
Components of other comprehensive income:

Foreign currency translation differences for foreign operations	(14,072,611	129,684
Effective portion of changes in fair value of cash flow hedges	(731,293)	—

	(14,803,904)	129,684

31. EARNINGS PER SHARE
The calculation of basic loss per share for the year ended 31 December 2009 was based on the loss attributable to shareholders of the Company of $35,531,631 (2008: $13,970,096), and a weighted average number of ordinary shares of 305,971,455 (2008: 185,775,361).
At 31 December 2009, 282,584 share options were included in the diluted weighted average number of ordinary shares calculation.

Issued ordinary shares at 1 January	186,640,007	185,208,607
Effect of shares issued in financial year	5,319,941	566,754
Convertible “B” Preference shares — issued on 1 July 2009	114,011,507	—

Weighted average number of ordinary shares at 31 December	305,971,455	185,775,361
Dilutive share options	282,584	—

	306,254,039	185,775,361

The loss per share for the year ended 31 December 2009 was 12 cents (2008: 8 cents).

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
32. CASH USED BY OPERATIONS

			2009	2008
CASH UTILISED BY OPERATIONS
Loss before income tax			(59,414,014)	(13,970,096)
Adjustments for:
Finance expense			20,340,287	1,848,574
Finance income			(529,285)	(179,119)
Items not involving cash:
Depreciation			13,557,111	61,140
Equity settled share-based compensation			2,185,812	5,385,501
Bonus settled via shares			895,658	—
Loss from equity accounted investees			219,849	235,022
Gain on disposal of property, plant and equipment			(69,239)	(5,779)
Derivative loss			636,529	—
Acquisition costs previously capitalised			1,587,959	—
Other			(24,166)	—

Cash utilised before working capital changes			(20,613,499)	(6,624,757)
Working capital changes
Increase in trade and other receivables	(i	)	(1,727,856)	(2,366)
(Decrease)/increase in trade and other payables	(ii	)	(4,368,581)	1,278,128
Increase in inventories	(iii	)	(1,083,390)	—

Cash utilised by operations			(27,793,326)	(5,348,995)

(i) Increase in trade and other receivables

Opening balance	271,554	269,188
Arising from business combination (refer note 34)	22,477,941	—
Closing balance	(23,466,503)	(271,554)

Movement for the year	(717,008)	(2,366)
Effect of translation	(1,010,848)	—

	(1,727,856)	(2,366)

(ii) Decrease/increase in trade and other payables

Opening balance	(1,798,839)	(520,711)
Arising from business combination (refer note 34)	(30,845,374)	—
Closing balance	26,948,647	1,798,839

Movement for the year	(5,695,566)	1,278,128
Effect of translation	1,326,985	—

	(4,368,581)	1,278,128

(iii) Increase in inventories

Opening balance	—	—
Acquired in 1 July business acquisition — Bokoni (per note 34)	—	—
Closing balance	(1,091,860)	—

Movement for the year	(1,091,860)	—
Effect of translation	8,470	—

	(1,083,390)	—

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
33. SEGMENT INFORMATION
The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:
•	Bokoni Mine — Mining of PGM’s.

•	Projects — Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.
The reporting segments have changed from the prior year as a result of the acquisition discussed in note 34. The prior year’s information has been re-classified in line with this change. The majority of operations and functions are performed in South Africa. An insignificant portion of administrative functions are performed in the Company’s country of domicile.

	31 December 2009			31 December 2008
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
Revenue	62,627,868	—	62,627,868	—	—	—
Cost of sales	(81,904,961)	—	(81,904,961)	—	—	—	(i	)
Loss before income tax	(39,753,539)	(180,426,480)	(220,180,019)	—	(576,965)	—	(ii	)
Income tax	6,596,600	—	6,596,600	—	—	—	(iii	)
Depreciation	(12,542,425)	—	(12,542,425)	—	—	—	(iv	)
Finance income	102,664	—	102,664	—	—	—	(v	)
Finance expense	(19,113,833)	—	(19,113,833)	—	—	—	(vi	)
Total Assets	1,013,025,599	10,769,629	1,023,795,228	—	6,718,971	—	(vii	)
Additions to non-current assets	24,438,460	—	24,438,460	—	—	—	(viii	)

Total Liabilities	(642,004,400)	(15,435,136)	(657,439,536)	—	(8,822,050)	—	(ix	)

In the prior year, Ga-Phasha was equity accounted as it was classified as an investment in joint venture. Therefore, only the Group’s share of Ga-Phasha’s loss is disclosed in the annual financial statements. Refer note 11 for the joint venture disclosure.
Reconciliations of reportable segment cost of sales, loss before income tax, income tax, depreciation, finance income, finance expense, assets, addition to non-current assets and liabilities:
(i) Cost of sales

	2009	2008
Total cost of sales for reportable segments	(81,904,961)	—
Corporate and consolidation adjustments	938,494	—

Consolidated cost of sales	(80,966,467)	—

(ii) Loss before income tax

Total loss before tax for reportable segments	(220,180,019)	(576,965)
Corporate and consolidation adjustments	160,766,005	(13,393,131)

Consolidated loss before income tax	(59,414,014)	(13,970,096)

(iii) Income tax

Taxation for reportable segments	6,596,600	—
Corporate and consolidation adjustments	1,036,885	—

Consolidated taxation	7,633,485	—

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
(iv) Depreciation

	2009	2008
Depreciation for reportable segments	(12,542,425)	—
Corporate and consolidation adjustments	(1,014,685)	—

Consolidated depreciation	(13,557,110)	—

(v) Finance income

Finance income for reportable segments	102,664	—
Corporate and consolidation adjustments	426,621	—

Consolidated finance income	529,285	—

(vi) Finance expenses

Finance expense for reportable segments	(19,113,833)	—
Corporate and consolidation adjustments	(1,226,454)	—

Consolidated finance expense	(20,340,287)	—

(vii) Assets

Assets for reportable segments	1,023,795,228	6,718,971
Corporate and consolidation adjustments	(9,580,223)	6,179,822

Consolidated assets	1,014,215,005	12,898,793

(viii) Additions to non-current assets

Additions to non-current assets for reportable segments	24,438,460	—
Corporate and consolidation adjustments	11,850	—

Consolidated additions to non-current assets	24,450,310	—

(ix) Liabilities

Liabilities for reportable segments	(657,439,536)	(8,822,050)
Corporate and consolidation adjustments	(147,267,849)	(7,680,205)

Consolidated liabilities	(804,707,385)	(16,502,255)

34. ACQUISITIONS OF SUBSIDIARY AND NON-CONTROLLING INTERESTS
Anooraq, through Plateau, acquired 51% controlling interests in Bokoni as well as an additional one percent interest in several PGM exploration projects, including the advanced stage Ga-Phasha Project, the Boikgantsho Project, and the early stage Kwanda Project. The acquisition of the controlling interest was affected by Plateau acquiring 51% of the shareholding of Bokoni Holdco on 1 July 2009, for an aggregate purchase consideration of $385 million (ZAR 2.6 billion), which includes $251 million used to repay loans and borrowings assumed in the transaction.
Bokoni, previously 100% owned by Anglo Platinum, is located on the north-eastern limb of the Bushveld Complex adjacent to the Ga-Phasha Project. The Bokoni mining operation consists of a vertical shaft and declines to access the underground development on the Merensky and UG2 Reefs, and two concentrators.
Pursuant to the terms of the acquisition agreements, Plateau acquired 51% of the shares in, and claims on shareholders loan account against Bokoni Holdco. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project were terminated and these projects were transferred into separate project companies, established as wholly- owned subsidiaries of Bokoni Holdco.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Financing
The Group financed the purchase consideration transferred of $385 million (ZAR 2.6 billion) as follows:
•
$111 million (ZAR 750 million) of senior debt funding in terms of the Standard Chartered senior term loan facility (the “Senior Term Loan Facility”) from Standard Chartered Bank plc (“Standard Chartered” or “SCB”) provided to Plateau, of which $74 million (ZAR 500 million) was drawn down on 1 July 2009. The Group applied approximately $44 million (ZAR 300 million) of the Senior Term Loan Facility in part settlement of the consideration transferred. Refer note 19 for details.

On 11 December 2009, 34% of the facility was acceded to First Rand Bank Limited, acting through its Rand Merchant Bank division (“RMB”). The same terms apply as per the initial agreement with SCB;

•	$177.8 million (ZAR 1.2 billion) through the issue of cumulative mandatory redeemable “A” preference shares (“A Prefs”) of Plateau to RPM (refer note 19); and

•
$162.9 million (ZAR 1.1 billion) through the effects of a share settled financing with the issue of cumulative convertible “B” preference shares (“B Prefs”) to RPM and a subsidiary of Pelawan Investments (Proprietary) Limited. The final effects of the share settled financing will result in RPM receiving a total of 115.8 million ordinary shares of Anooraq and Pelawan Investments (Proprietary) Limited, Anooraq’s controlling shareholder, receiving 111.6 million ordinary shares, to maintain its minimum 51% shareholding in the Company.

Transaction costs amounting to $15.2 million associated with finalising the transaction were incurred of which $10.4 million, relating to the acquisition, was recognised in profit or loss. The remaining costs were capitalized to the related debt.
Identifiable assets acquired and liabilities assumed
The following summarises the amounts of assets acquired and liabilities assumed at the acquisition date:

	Carrying value	Fair Value
Property, plant and equipment	767,109,345	725,226,891
Capital work in progress	216,194,965	216,194,965
Cash deposits held in Platinum Producers Environmental Trust	2,356,993	2,356,993
Other non-current assets	741	741
Trade and other receivables	22,477,941	22,477,941
Cash and cash equivalents	3,576,912	3,576,912
Loans and borrowings (owing to RPM)	(493,666,666)	(493,666,666)
Deferred taxation	(60,367,689)	(231,040,913)
Provisions	(4,308,137)	(4,308,137)
Current tax payable	(123,034)	(123,034)
Trade and other payables	(30,845,374)	(30,845,374)

Total identifiable net assets	422,405,997	209,850,319

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Goodwill
Goodwill was recognised as a result of the acquisition as follows:

	2009	2008
Total purchase consideration	385,060,000	—
Assets acquired as part of the transaction (refer note 9)	(6,592,523)	—
Contributions received from Anglo Platinum relating to ESOP Trust	(6,741,102)	—
Repayment of loans and borrowings to RPM (refer note 19)	(251,770,000)	—

Consideration transferred as part of business combination	119,956,375	—
Non — controlling interest in Bokoni	102,826,656	—
Less total identifiable net assets	(209,850,319)	—

At acquisition goodwill, as of 1 July 2009	12,932,712	—
Effect of translation	(550,143)	—

Goodwill at 31 December 2009	12,382,569	—

Anooraq increased its interest in the PGM exploration project assets from 50% to 51% through the above mentioned transaction. The acquisition of the additional one percent was accounted for as an asset acquisition (mineral property interests) and the additional interests were recognised at their respective fair values amounting to $6.6 million in total.
The consideration transferred was further reduced by $251 million for the repayment of loans and borrowings owing to RPM as well as contributions received from Anglo Platinum amounting to $6.8 million relating to the Bokoni Platinum Mine ESOP Trust, a consolidated SPE, on 1 July 2009.
The contributions to revenue and operating loss since acquisition had the acquisition occurred on 1 January 2009, respectively, are as follows:

	Since acquisition	For the full year to date
Revenue	62,627,868	113,654,693
Loss before income tax	(39,753,539)	(93,826,099)
35. OPERATING LEASES
Accucap Properties-Lessor
The company has entered into a five year lease agreement with an option to extend the lease with its landlord. The lease expires in 30 November 2012 and the rent escalates at 9% per annum.
Crane (Pty) Ltd-Lessee
The company sublet its premises in terms of a two year lease. The lease expires on 28 February 2011.
The future minimum lease payments and receipts under non-cancellable leases are as follows:

	Due within 1 year	Due within 2-5 years	Total
2009
Accucap Properties — Lessor	367,735	798,347	1,166,082
Crane (Pty) Ltd — Lessee	(152,319)	(25,740)	(178,059)

	215,416	772,607	988,023

2008
Accucap Properties — Lessor	311,914	1,078,901	1,390,815

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
36. SHARE OPTIONS
36.1 Equity settled options
The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 (2008: 18,300,000) common shares. In 2009 the Company increased the number of shares reserved for issuance under the Plan from 18,300,000 to 32,600,000. The Company obtained shareholder and stock exchange approval. As at 31 December 2009, 14,192,000 options were outstanding and 18,408,000 options remained available to be granted. On 30 June 2009 the Company obtained shareholder and stock exchange approval to decrease the exercise price to C$1.29 per option for 8,061,000 share options, including stock options granted to certain insiders of the Company pursuant to repricing. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted. The continuity of share purchase options is as follows:

			Contractual
			weighted average
	Weighted average		remaining life
	exercise price	Number of options	(years)
Balance - 31 December 2007	$2.43	7,695,000	4.12
Granted	2.86	2,851,000
Exercised	1.42	(1,431,400)
Cancelled	3.22	(148,600)

Balance - 31 December 2008	$2.72	8,966,000	3.72
Granted	0.86	6,156,000
Cancelled	1.29	(930,000)

Balance - 31 December 2009	$1.10	14,192,000	4.32

Options outstanding and exercisable at 31 December 2009 were as follows:

			Number of	Number of	Weighted
			options	options	average life
Expiry date	Option price		outstanding	vested	(years)
17 December 2010	$1.29	#	1,285,000	1,285,000	1.9
1 July 2010	$1.29	#	119,000	119,000	1.5
15 October 2012	$1.29	#	4,306,000	4,306,000	3.8
25 June 2013	$1.29	#	916,000	916,000	4.5
30 June 2013	$1.29	#	1,410,000	1,410,000	4.5
25 June 2014	$0.96		1,126,000	1,126,000	4.5
30 June 2013	$0.84		5,030,000	—	6.9

Total			14,192,000	9,162,000

Weighted average exercise price			$1.10	$1.25

#	- The options were re-priced to $1.29 on 30 June 2009
The exercise prices of all share purchase options granted during the year were equal to or greater than the market price at the grant date. Using the Black-Scholes option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the statement of changes in equity.
The share-based payments expense during the year ended 31 December 2009 was $2,185,812 (2008: $5,385,501).

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
The assumptions used to estimate the fair value of options granted during the year were:

	2009	2008
Canadian risk free interest rate	3%	3%
Expected life	5 - 7 years	5 years
Volatility	83%	73%
Forfeiture rate	0%	0%
Expected dividends	Nil	Nil
The volatility of the shares was calculated over the expected life of the option. Volatility was calculated by using available historical information on the share price for Anooraq equal to the expected life of the scheme.
The risk free rate for periods within the contractual term of the share right is based on the Government of Canada benchmark bond yield.
36.2 Cash settled share-based payments
The Group also currently has a scheme in place to award share appreciation rights (“SARs”) to recognise the contributions of senior staff to the Group’s financial position and performance and to retain key employees. These share appreciation rights are linked to the share price of the Group on the Johannesburg Securities Exchange (“JSE”) and are settled in cash on the exercise date.
A third of the share appreciation rights granted are exercisable annually from the grant date with an expiry date of 4 years from the grant date. The offer price of these share appreciation rights equaled the closing market price of the underlying shares on the trading date immediately preceding the granting of the share appreciation rights.

Share appreciation rights granted (all unvested at year end)	2,933,000
Vesting year of unvested share appreciation rights:

Within one year	977,667
One to two years	977,667
Two to three years	977,666

Total number of shares unvested	2,933,000

The value of the share appreciation rights expensed in the year ended 31 December 2009 was calculated as $145,199 (2008: Nil).
The assumptions used to estimate the fair value of the SARS granted during the year were:

South African risk free rate	8.4%
Volatility	83%
Forfeiture rate	0%
Expected dividends	Nil
The only vesting conditions for the scheme are that the employees should be in the employment of the Company.
The volatility of the shares were calculated with the equally weighted standard approach of calculating volatility by using available historical information on the share price for Anooraq equal to the term to maturity of the scheme.
The risk free rate for periods within the contractual term of the share right is based on the South African Government Bonds in effect at the time.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
36.3 Bonus settled via shares
The Company issued shares to key members of management during the year ended 31 December 2009 as consideration for finalising the acquisition as discussed in note 34. A total of 806,898 (2008: Nil) shares was issued at a cost of $895,625 (2008: $Nil).
37. CONTINGENCIES
QuestCo (Proprietary) Limited and North Corporate Finance Advisory Services Limited are of the view that an additional amount of $1.8 million (ZAR13 million) in the aggregate is payable to them in respect of corporate advisory services rendered by them pursuant to the implementation of the Bokoni acquisition on 1 July 2009. Anooraq does not believe that the aforesaid claims have any merit. Accordingly, no provision for such services has been made. The parties are currently in arbitration on this matter.
38. RELATED PARTIES
None of the directors, officers or major shareholders of Anooraq or, to the knowledge of Anooraq, their families, had any interest, direct or indirect, in any transaction during the last two fiscal years or in any proposed transaction which has affected or will materially affect Anooraq or its investment interests or subsidiaries, other than as stated below.
Relationships

Related party	Nature of relationship

Hunter Dickinson Services Inc. (“HDSI”)	HDSI is a private company owned equally by several public companies, one of which is the Company. HDSI has a director in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated 31 December 1996.

CEC Engineering Ltd (“CEC”)	CEC is a private company owned by a former director, used by the company for engineering and project management services at market rates.

Rustenburg Platinum Mines (‘RPM’)	The Group concluded a number of shared services agreements between Bokoni mine and Rustenburg Platinum Mines (‘RPM’), a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco. Pursuant to the terms of various shared services agreements, the Anglo American group of companies will continue to provide certain services to Bokoni Mines at a cost that is no greater than the costs charged to any other Anglo American group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services. The Group also sells concentrate produced at the mine to RPM at market related prices.

Pelawan Investments (Pty) Ltd (“Pelawan”)	Pelawan is the Company’s controlling shareholder.

Key management	All directors directly involved in Anooraq and certain members of top management at Bokoni.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

		2009	2008
Related party balances

HDSI	Trade and other payables	(118,698)	(794,072)

RPM	Loans and Borrowings (refer note 19)	(484,003,094)	(14,703,416)
	Trade and other payables	(3,534,094)	—
	Trade and other receivables	21,501,503	—

Related party transactions

HDSI	Administration expenses	713,945	1,302,304

CEC	Administration expenses	—	4,927

RPM	Revenue (refer note 24)	(62,627,868)	—
	Finance expense (before interest capitalised)	27,999,797	—
	Cost of sales	6,160,349	—

Pelawan	Transaction costs *	1,600,000	—

*
- The company paid transaction costs amounting to $1.6 million on behalf of Pelawan Investments (Proprietary) Limited, the Company’s controlling shareholder, owing to RMB and legal costs. These amounts were expensed in profit and loss during the year ended 31 December 2009.

Key Management Compensation
Remuneration for executive directors and key management

- Salaries	2,991,921	2,030,128
- Benefits	615,789	212,276
- Share bonuses	895,625	—
- Share options	1,547,117	4,944,451
- Cash settled share-based payments	145,199	—
Remuneration for non-executives	537,263	429,988

	6,732,914	7,616,843

39. EXPLANATIONS OF TRANSITION TO IFRS
The accounting policies in note 4 have been applied in preparing the consolidated financial statements for the year ended 31 December 2008 and the preparation of an opening IFRS statement of financial position on 1 January 2008, the Transition Date.
In preparation of these consolidated financial statements, the financial statements for the year ended 31 December 2008, have been adjusted from amounts reported previously in the financial statements prepared in accordance with GAAP.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
An explanation of how the transition from GAAP to IFRS has affected the Group’s statement of financial position and statement of comprehensive loss is set out in the following statements.

	1 January 2008			31 December 2008
	As reported			As reported
	under	Effects of		under	Effects of
	previous	transition		previous	transition
	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
Assets
Non-current assets
Property, plant and equipment	105,494	—	105,494	469,635	—	469,635
Mineral property interest	4,200,000	—	4,200,000	4,200,000	—	4,200,000
Investment in joint venture	4,878,714	(1,919,929)	2,958,785	4,793,645	(2,274,674)	2,518,971
Deferred acquisition costs	368,146	—	368,146	1,587,959	—	1,587,959

Total non-current assets	9,552,354	(1,919,929)	7,632,425	11,051,239	(2,274,674)	8,776,565

Current assets
Trade and other receivables	269,188		269,188	271,554		271,554
Cash and cash equivalents	7,131,821	—	7,131,821	3,850,674	—	3,850,674

Total current assets	7,401,009	—	7,401,009	4,122,228	—	4,122,228

Total assets	16,953,363	(1,919,929)	15,033,434	15,173,467	(2,274,674)	12,898,793

Equity and Liabilities
Equity
Share Capital	51,855,350	—	51,855,350	54,948,341	—	54,948,341
Foreign currency translation reserve	—	—	—	—	129,684	129,684
Share-based payment reserve	13,254,905	—	13,254,905	17,584,974	—	17,584,974
Accumulated loss	(60,376,436)	(1,919,929)	(62,296,365)	(73,862,103)	(2,404,358)	(76,266,461)

Total equity	4,733,819	(1,919,929)	2,813,890	(1,328,788)	(2,274,674)	(3,603,462)

Liabilities
Non-current liabilities
Loans and borrowings	9,806,636	—	9,806,636	12,967,753	—	12,967,753
Current liabilities
Loans and borrowings	1,892,197	—	1,892,197	1,735,663	—	1,735,663
Trade and other payables	520,711	—	520,711	1,798,839	—	1,798,839

Total current Liabilities	2,412,908	—	2,412,908	3,534,502	—	3,534,502

Total equity and liabilities	16,953,363	(1,919,929)	15,033,434	15,173,467	(2,274,674)	12,898,793

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Reconciliation of the statement of comprehensive loss

	31 December 2008
		Effects of
	As reported under	transition to
	previous GAAP	IFRS	IFRS
Revenue	—	—	—
Cost of sales	—	—	—

Gross loss	—	—	—
Depreciation	(61,140)	—	(61,140)
Administrative expenses	(11,536,001)	(474,257)	(12,010,258)
Other income	5,779	—	5,779

Operating loss	(11,591,362)	(474,257)	(12,065,619)
Finance income	179,119	—	179,119
Finance expenses	(2,074,424)	225,850	(1,848,574)

Net finance expense	(1,895,305)	225,850	(1,669,455)
Share of loss of equity accounted investees	—	(235,022)	(235,022)

Loss before income tax	(13,486,667)	(483,429)	(13,970,096)
Income tax	1,000	(1,000)	—

Loss for the year	(13,485,667)	(484,429)	(13,970,096)

Other comprehensive income
Foreign currency translation difference for foreign operations	—	129,684	129,684

Total comprehensive loss for the year	(13,485,667)	(354,745)	(13,840,412)

Notes
Basis of Consolidation
Under GAAP, the Company accounted for its 50% interest in Ga-Phasha Platinum Mines (Proprietary) Limited, previously a variable interest entity. The Company was not considered the primary beneficiary prior to 1 July 2009 and therefore accounted for its interest using the equity method.
IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities (“SPE”) only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On transition to IFRS, the Company has determined that GPM was not a SPE and that the Company had joint control of GPM. Accordingly, under IFRS, the Company could elect to use either the equity method or proportionate consolidation method to account for its interest in GPM.
The Company elected to continue using the equity method of accounting for Anooraq’s interest in GPM. Therefore, other than an adjustment related to foreign currency discussed below, there was no impact on the opening statement of financial position at the Transition Date or on the consolidated statement of financial position at 31 December 2008 other than the effect of the foreign currency translation adjustment noted below. The Company’s equity investment in joint venture is now presented separately on the statement of financial position rather than included in mineral property interests.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Functional Currency
Under GAAP, all the Company’s subsidiaries were integrated foreign operations. Therefore, monetary items were translated at year-end rates and non-monetary items were translated at average rates with all foreign currency gains and losses recognised in profit or loss. IFRS requires that the functional currency of each subsidiary of the Company be determined separately.
It was determined that, as at the Transition Date, the Canadian dollar was the functional currency of all subsidiaries except Plateau and GPM, which have ZAR as their functional currency. In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the foreign currency translation differences, recognised as a separate component of shareholders’ equity, to accumulated loss on the transition date.
Share-based payments
Under GAAP, the Company measured share-based compensation related to share options at the fair value of the options granted using the Black-Scholes option pricing formula and recognised this expense over the vesting year of the options. For the purpose of accounting for share-based payment transactions, an individual was classified as an employee when the individual was consistently represented to be an employee under law. The fair value of the options granted to employees was measured on the date of grant. The fair value of options granted to contractors and consultants (non-employee) were measured on the date the services were completed. Forfeitures were recognised as they occurred.
IFRS 2, similar to GAAP, requires the Company to measure share-based payment transactions related to share options granted to employees at the fair value of the options on the date of grant and to recognise such expense over the vesting year of the options. However, for options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS. However, the Company has determined that no adjustments was required at the Transition Date or for the year ended 31 December 2008.
Deferred tax on mineral properties
Under GAAP, in the determination of the net loss from its interest in GPM, the Company recognised future income taxes on temporary differences arising on the initial recognition of the GPM mineral property interest (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss). IAS 12, Income Taxes (“IAS 12”), does not permit the recognition of deferred taxes on such transactions.
As of the Transition Date and 31 December 2008, the Company has derecognised the impacts of all deferred taxes which had previously been recognised on the initial acquisition of the mineral properties through transactions deemed not to be business combinations and affecting neither accounting profit (loss) nor taxable profit (loss).
Presentation
Certain amounts on the statement of financial position, statement of comprehensive loss and statement of cash flows have been reclassified to conform to the presentation adopted under IFRS.
40. FAIR VALUE ADJUSTMENTS

	2009	2008
Market to market adjustment	(636,529)	—
The fair value loss is related to the valuation of the interest rate swap with Standard Chartered Bank at 31 December 2009.
41. COMMITMENTS

Contracted for	10,323,040	—
Not yet contracted for	21,723,760	—

Authorised capital expenditure	32,046,800	—

The committed expenditures relate to property, plant and equipment and will be funded through cash generated from operations and available loan facilities.

Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
42. EVENTS AFTER THE REPORTING YEAR
Mining Royalty Tax
The Mining and Petroleum Royalty Act (the Act) makes reference to royalties payable to the South African state in terms of the Mineral and Petroleum Resources Royalty Act (Act 28 of 2008). The Act provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for mining companies. The royalty is to become effective on 1 March 2010. The Company is in the process of determining the rate that will be applicable and the impact on profit or loss.
43. EMPLOYEE COSTS
Employee costs included in loss for the year are as follows:

	2009	2008
Salaries and wages and other benefits	39,994,754	2,675,008
Retirement benefit costs	296,442	147,565
Medical aid contributions	7,434	8,521
Employment termination costs	1,793,791	—
Share-based compensation — equity settled	2,185,812	5,385,502
Share-based compensation — cash settled	145,199	—
Bonus settled via shares	895,625	—

	45,319,057	8,216,596

44. GROUP ENTITIES
The following are the shareholdings of the Company in the various group entities:

Company	Country of Incorporation
N1C Resources Incorporation	Cayman Islands	100%	100%
Anooraq Minera Mexicana	Mexico	100%	100%
N2C Resources Incorporation *	Cayman Islands	100%	100%
Plateau Resources Proprietary Limited *	South Africa	100%	100%
Bokoni Holdings Proprietary Limited *	South Africa	51%	0%
Bokoni Mine Proprietary Limited *	South Africa	51%	0%
Boikgantsho Proprietary Limited *	South Africa	51%	0%
Kwanda Proprietary Limited *	South Africa	51%	0%
Ga-Phasha Proprietary Limited *	South Africa	51%	50%
Lebowa Platinum Mine Limited *	South Africa	51%	0%

*	Indirectly held

ITEM 19 EXHIBITS

1.	Articles of the Company. (1)

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. (2)

4.02	Share Exchange Agreement between Pelawan and Anooraq dated January 21, 2004. (2)

4.03	Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004. (3)

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006. (4)

4.05	The Settlement Agreement between Pelawan, Anooraq and the Pelawan Trust made as of December 28, 2006. (4)

4.06	Amending Agreement between Pelawan, Anooraq and the Pelawan Trust, dated as of December 20, 2007. (6)

4.07	Sale of Concentrate Agreement between RPM and Bokoni, dated December 21, 2007. (6)

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009. (6)

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009. (6)

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine (Proprietary) Limited, dated March 28, 2008, as amended on May 13, 2009. (6)

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine (Proprietary) Limited (formerly Richtrau No. 207 (Proprietary) Limited), dated March 28, 2008, as amended on May 13, 2009. (6)

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 (Pty) Ltd dated March 28, 2008. (6)

4.14	Umbrella Services Agreement amongst Anglo Platinum, Anooraq and Holdco, dated March 28, 2008. (6)

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008. (6)

4.16	Anooraq Shareholders Agreement among Anooraq Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009. (6)

4.17	Exchange Agreement among Anooraq, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009. (6)

4.18
Global Intercreditor Agreement between Anooraq, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, Rustenburg Platinum Mines Limited, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated June 12, 2009. (6)

4.19	Senior Term Loan Facilities Agreement dated June 12, 2009 between Plateau, Standard Chartered Bank and Micawber 634 (Pty) Limited. (6)

4.20	Standby Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.21	RPM Funding Loan Agreement between Rustenburg Platinum Mines Limited and Holdco dated June 12, 2009. (6)

4.22	RPM Plateau A Preference Share Subscription Agreement between Plateau, N2C Resources Inc. and Rustenburg Platinum Mines dated June 12, 2009. (6)

4.23	Plateau Funding Loan Agreement between Plateau and Holdco dated June 12, 2009. (6)

4.24	Operating Cash Flow Shortfall Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.25	Opco Funding Loan Agreement between Holdco and Richtrau No. 177 (Pty) Limited dated June 12, 2009. (6)

4.26
Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Anooraq, Plateau and Rustenburg Platinum Mines Limited dated June 26, 2009. (6)

4.27	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Anooraq dated June 12, 2009. (6)

8.1	List of Subsidiaries.

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

(1)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2000.

(2)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003.

(3)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2004.

(4)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2006.

(5)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2007.

(6)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2008.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANOORAQ RESOURCES CORPORATION
DATED: July 2, 2010	By:	/s/ DE WET SCHUTTE
De Wet Schutte
Chief Financial Officer

INDEX TO EXHIBITS

1.	Articles of the Company. (1)

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. (2)

4.02	Share Exchange Agreement between Pelawan and Anooraq dated January 21, 2004. (2)

4.03	Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004. (3)

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006. (4)

4.05	The Settlement Agreement between Pelawan, Anooraq and the Pelawan Trust made as of December 28, 2006. (4)

4.06	Amending Agreement between Pelawan, Anooraq and the Pelawan Trust, dated as of December 20, 2007. (6)

4.07	Sale of Concentrate Agreement between RPM and Bokoni, dated December 21, 2007. (6)

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009. (6)

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009. (6)

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine (Proprietary) Limited, dated March 28, 2008, as amended on May 13, 2009. (6)

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine (Proprietary) Limited (formerly Richtrau No. 207 (Proprietary) Limited), dated March 28, 2008, as amended on May 13, 2009. (6)

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 (Pty) Ltd dated March 28, 2008. (6)

4.14	Umbrella Services Agreement amongst Anglo Platinum, Anooraq and Holdco, dated March 28, 2008. (6)

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008. (6)

4.16	Anooraq Shareholders Agreement among Anooraq Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009. (6)

4.17	Exchange Agreement among Anooraq, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009. (6)

4.18
Global Intercreditor Agreement between Anooraq, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, Rustenburg Platinum Mines Limited, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated June 12, 2009. (6)

4.19	Senior Term Loan Facilities Agreement dated June 12, 2009 between Plateau, Standard Chartered Bank and Micawber 634 (Pty) Limited. (6)

4.20	Standby Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.21	RPM Funding Loan Agreement between Rustenburg Platinum Mines Limited and Holdco dated June 12, 2009. (6)

4.22	RPM Plateau A Preference Share Subscription Agreement between Plateau, N2C Resources Inc. and Rustenburg Platinum Mines dated June 12, 2009. (6)

4.23	Plateau Funding Loan Agreement between Plateau and Holdco dated June 12, 2009. (6)

4.24	Operating Cash Flow Shortfall Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.25	Opco Funding Loan Agreement between Holdco and Richtrau No. 177 (Pty) Limited dated June 12, 2009. (6)

4.26
Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Anooraq, Plateau and Rustenburg Platinum Mines Limited dated June 26, 2009. (6)

4.27	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Anooraq dated June 12, 2009. (6)

8.1	List of Subsidiaries.

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

(1)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2000.

(2)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003.

(3)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2004.

(4)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2006.

(5)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2007.

(6)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2008.