Form 40-F
period 2010-12-31
ANOORAQ RESOURCES CORP
filed 2011-03-23
CIK 1028277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number: 001-31930

Anooraq Resources Corporation

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1000	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 1020, 800 West Pender Street

Vancouver, British Columbia, Canada, V6C 2V6

(604) 684-6365

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 894-8940

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares without par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 201,813,472 common shares outstanding as at December 31, 2010

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such rule.

Yes ☐ 82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This Annual Report on Form 40-F uses the terms “measured resources” and “indicated resources”. Anooraq Resources Corporation (the “Registrant”) advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the “Commission”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are not the same as those of the Commission, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under the Commission’s standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. This Annual Report also uses the term “inferred resources”. The Registrant advises investors that while this term is recognized and required by Canadian regulations, the Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the Commission normally only permits issuers to report mineralization that does not constitute “reserves” by the Commission’s standards as in place for tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this Annual Report may not be comparable with information made public by companies that report in accordance with U.S. standards.

A.	Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2010. See “Internal Controls over Financial Reporting – Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

B.	Management’s Annual Report on Internal Control over Financial Reporting

The Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2010. In making this assessment, the Registrant’s management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this assessment. Based on this assessment, the Registrant’s management has concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2010 and no material weaknesses were discovered.

The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by KPMG Inc., the independent registered public accounting firm of the Registrant, as stated in their audit report that accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2010, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

C.	Attestation Report of the Independent Registered Public Accounting Firm

The Report of Independent Registered Public Accounting Firm, KPMG Inc., dated March 23, 2011, accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2010, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

D.	Changes in Internal Control over Financial Reporting

During 2010, the Registrant designed and implemented internal control over financial reporting at Bokoni Platinum Mines (Proprietary) Limited (“Bokoni”), a subsidiary of the Registrant. This included the documentation of controls, training of staff, risk assessments and the design and implementation of controls and control measures to ensure standards and procedures are maintained.

During the fourth quarter of 2010, the Registrant went live on its own SAP system. The Registrant previously used Anglo Platinum Limited’s SAP system. All the necessary controls were designed and implemented for the new system, including the migration to the new system. This included the documentation of controls, training of staff, risk assessments, user acceptance testing and the design and implementation of general information technology controls and application controls, change management controls and controls around data migration.

Other than the internal controls over financial reporting designed and implemented at Bokoni and the controls designed and implemented around the new SAP system, no other changes in the Registrant’s internal controls over financial reporting occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2010.

F.	Audit Committee Financial Expert

The Registrant’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee (the “Audit Committee”). Ms. Fikile Tebogo De Buck has been determined to be an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act. Ms. De Buck is independent within the meaning of Rule 10A-3 under the Exchange Act and Section 803A of the NYSE Amex Company Guide.

The Commission has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

G.	Code of Ethics

The Registrant has adopted a code of ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and other senior officers. The “Ethics and Business Conduct Policy” is part of the Registrant’s Corporate Governance Manual and is available at the Registrant’s website at www.anooraqresources.com. In addition, the Registrant will provide a copy of the Ethics and Business Conduct Policy to any person at no charge, upon request to the Corporate Secretary at the Registrant’s principal executive office stated on the cover of this Annual Report on Form 40-F.

H.	Principal Accountant Fees and Services

Principal accountant fees and services in Canadian dollars:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Audit Fees	$1,159,069	$285,514
Audit-Related Fees	—	$48,862
Tax Fees	$70,442	—
All Other Fees	—	—

	$1,229,511	$334,376

Audit Fees

Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Registrant’s external auditor, KPMG Inc., reasonably can provide, and include audits of the Registrant’s annual financial statements, interim reviews, comfort letters and consents, other attest services related to the audit, statutory or regulatory filings, and services associated with the filing of documents with regulatory authorities.

Audit-Related Fees

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as “audit fees”, and include consultations related to financial accounting and reporting matters and standards, and other periodic reports.

Tax Fees

Tax fees billed by KPMG Inc. for professional services rendered were for tax compliance (including income and royalty tax payable), tax advice and tax planning.

All Other Fees

During the fiscal years ended December 31, 2010 and 2009, KPMG Inc. was not engaged to provide services other than those reported in the preceding three paragraphs.

Audit Committee Pre-Approval Policies and Procedures

From time to time, the Registrant’s management recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Registrant’s external auditors. The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Registrant’s external auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

For the fiscal year ended December 31, 2010, all audit and non-audit services performed by KPMG Inc. were pre-approved by the Audit Committee of the Registrant.

I.	Off-Balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements.

J.	Tabular Disclosure of Contractual Obligations

See “Tabular Disclosure of Contractual Obligations” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2010, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

K.	Critical Accounting Policies

See “Critical Accounting Estimates” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

L.	Identification of Audit Committee

The Registrant has established a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Each of the following directors serves on the Audit Committee: Anu Dhir, Fikile Tebogo De Buck and Wayne Kirk. The Board has determined that all of the members of the Audit Committee are independent within the meaning of Rule 10A-3 under the Exchange Act, Section 803A of the NYSE Amex Company Guide and Canadian Multilateral Instrument 52-110 – Audit Committees. See “Audit Committee” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2010, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

M.	Interactive Data File

The Registrant is not currently required to submit to the Commission, nor post to its corporate website, an Interactive Data File.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

B.	Consent to Service of Process

Concurrently with the filing of this Annual Report on Form 40-F, the Registrant is filing with the Commission a Form F-X in connection with its common shares. Any change to the name or address of the agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2010.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2010, together with the Report of Independent Registered Public Accounting Firm thereon.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010.

23.1	Consent of KPMG Inc.

23.2	Consent of Garth Mitchell

23.3	Consent of Dr. W. Northrop

23.4	Consent of Andre Deiss

23.5	Consent of Bavananthan Reddy

23.6	Consent of G.J. van der Heever

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ANOORAQ RESOURCES CORPORATION

Date: March 23, 2011	By:	/S/ DE WET SCHUTTE
	Name:	De Wet Schutte
	Title:	Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2010.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2010, together with the Report of Independent Registered Public Accounting Firm thereon.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010.

23.1	Consent of KPMG Inc.

23.2	Consent of Garth Mitchell

23.3	Consent of Dr. W. Northrop

23.4	Consent of Andre Deiss

23.5	Consent of Bavananthan Reddy

23.6	Consent of G.J. van der Heever

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.