Form 20-F
period 2011-12-31
ANOORAQ RESOURCES CORP
filed 2012-03-30
CIK 1028277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[    ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE

ACT OF 1934

OR

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Number of outstanding shares of Registrant’s only class of common stock as of December 31, 2011:

201,888,472 common shares without par value

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes [X]    No [    ]

Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any,

every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files).

Yes [    ]    No [    ]

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated Filer [ ]	Accelerated Filer [X]	Non-accelerated Filer [ ]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow:

Item 17 [     ]    Item 18 [     ]

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the

Exchange Act).

Yes [    ]    No [X]

T A B L E   O F   C O N T E N T S

GENERAL MATTERS

In this Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (“Annual Report”), all references to the “Company” or to “Anooraq” refer to Anooraq Resources Corporation and its subsidiaries, unless the context clearly requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of terms. See “Glossary of Terms”.

Anooraq uses the Canadian dollar as its reporting currency. All references in this document to “CAD”, “dollars” or “$” are to Canadian dollars, unless otherwise indicated. On February 29, 2012 the noon exchange rate for Canadian dollars as reported by the Bank of Canada was CAD 1.00 = USD 1.01. On February 29, 2012 the noon exchange rate for South African Rand as reported by the Bank of Canada was ZAR7.47 = USD 1.00. See also Item 3 - “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of March 30, 2012 and all information included in this document should only be considered correct as of such date.

This Annual Report is dated March 30, 2012.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this Annual Report, other than statements of historical facts, that address the proposed Bokoni Group (as defined below) restructuring and refinancing transaction, potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects, are forward-looking statements. These statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, “projects”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

—	Bokoni is expected to achieve production levels similar to previous years.
—	The Company expects to be able to continue its financing strategy on favorable terms.
—	The Company expects the exploration results for the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project to continue to be positive.
—	The Company expects the Bokoni Group restructuring and refinancing transaction to be implemented on favourable terms.

Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the proposed Bokoni Group restructuring and refinancing transaction will complete on favorable terms and in a timely manner; the Bokoni Mine will increase production levels from the previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labor slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the failure to implement the proposed Bokoni Group restructuring and refinancing transaction on favorable terms, or at all, fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labor force availability and turnover, and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in this Annual Report.

Anooraq advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements in this Annual Report. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with, or furnishes to, the United States Securities and Exchange Commission (the “SEC”) and the applicable Canadian securities regulators.

CAUTIONARY NOTE TO U.S. INVESTORS

This Annual Report uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. The requirements of National Instrument 43-101 Standard of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

CAUTIONARY NOTE TO READERS CONCERNING TECHNICAL REVIEW OF BOKONI MINE, GA-PHASHA PROJECT AND BOIKGANTSHO PROJECT

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of Bokoni Mine, Ga-Phasha Project and Boikgantsho Project. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For U.S. mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify this part of Bokoni Mine’s, Ga-Phasha Project’s and Boikgantsho Project’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years, and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years. See also Item 3.D. “Risk factors”.

GLOSSARY OF TERMS

Certain terms used in this Annual Report are defined as follows:

Anglo Platinum	Anglo American Platinum Limited, a public company incorporated under the laws of South Africa.

Anooraq Shareholders Agreement

The shareholders agreement between Pelawan, Anooraq, the Pelawan Trust and Plateau, dated as of June 12, 2009, which has replaced the Pelawan Reverse Take-Over Share Exchange Agreement between Pelawan and Anooraq made as of January 21, 2004 and as amended from time to time, the Pelawan Reverse Take-Over Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004 and the settlement agreement between the Company and Pelawan, dated as of December 28, 2006, as of July 1, 2009, the effective date of the Bokoni Transaction.

Atlatsa Holdings	Atlatsa Holdings (Proprietary) Limited, a private company incorporated under the laws of South Africa. Formerly known as Pelawan.

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

Bokoni Transaction

The transaction pursuant to which the Company acquired an effective 51% interest in Bokoni Mine and an additional 1% interest in the Ga-Phasha Project, Boikgantsho Project and Kwanda Project pursuant to the acquisition by Plateau of 51% of the shares in, and claims on shareholders loan account against, Holdco (which, following implementation of the transaction, owns 100% of Bokoni, and 100% of Ga-Phasha, Boikgantsho and Kwanda, for an aggregate cash consideration of $327 million (ZAR2.6 billion). The transaction was also previously known as the “Lebowa Transaction”.

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

Bokoni Group	Holdco and all of its subsidiaries.

Common Shares	Common shares without par value in the capital of the Company.

Debt Facility	The Senior Debt Facility with Standard Chartered Bank plc, made available to Plateau Resources amounting to $94.4 million (ZAR750 million), including capitalised interest up to a maximum of three years or $31.5 million (ZAR250 million). On April 28, 2011, the amounts outstanding under this facility were acquired by RPM, who increased the facility to $117.1 million (ZAR930 million).

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

Ga-Phasha /GPM

Ga-Phasha Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa which, as of July 1, 2009, is a wholly owned subsidiary of Holdco and which owns the Ga-Phasha Project.

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

JIBAR	Johannesburg Interbank Agreed Rate.

IASB	International Accounting Standards Board.

ktp	Kilo tonnes per month.

Kwanda Project	The Kwanda PGM Project, located on the Northern Limb of the Bushveld Complex in South Africa, on 12 farms.

Kwanda	Kwanda Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa which, as of July 1, 2009, is a wholly owned subsidiary of Holdco and owns the Kwanda Project.

Mineral Development Act	The Mineral and Petroleum Resources Development Act, 2002 (South Africa).

Mining Charter	The Broad Based Socio-Economic Empowerment Charter for the South African mining industry, signed by the DMR, the South African Chamber of Mines and others on October 11, 2002.

N1C	N1C Resources Inc., a wholy owned subsidiary of Anooraq incorporated on December 2, 1999 under the laws of the Cayman Islands.

N2C	N2C Resources Inc., a wholly owned indirect subsidiary of Anooraq incorporated on December 2, 1999 under the laws of the Cayman Islands.

NYSE Amex	NYSE Amex Equities, formerly the American Stock Exchange.

OCSF	Operating Cash Flow Shortfall Facility.

Pelawan	Pelawan Investments (Proprietary) Limited, a private company incorporated under the laws of South Africa.

Pelawan Trust	The independent South African trust established in accordance with a trust deed dated September 2, 2004, the trustees of which are Andre Visser, Tumelo Motsisi and Asna Chris Harold Motaung.

PGM	Platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium.

Plateau	Plateau Resources (Proprietary) Limited, a private company incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Anooraq.

Platreef Properties	The Platreef PGM properties located on the Northern Limb of the Bushveld Complex in South Africa, which includes the Kwanda, Boikgantsho and Rietfontein projects.

Royalty Act	The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, in relation to royalties to be levied by the South African state in respect of the transfer of mineral or petroleum resources.

RPM	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum.

SEDAR	System for Electronic Document Analysis and Retrieval.

South Africa	The Republic of South Africa.

TSX-V	TSX Venture Exchange.

Transition date	The Company’s transition date for converting to IFRS, which was January 1, 2008.

ZAR	South African Rand, the currency of South Africa.

Geological/Exploration Terms

4E grade	The 4E grade is the sum of the grade of Pt, Pd, Rh and Au.

Chromitite	An igneous rock composed mostly of the mineral chromite and found in ultramafic to mafic layered intrusions.

Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth’s crust.

Feldspathic	Containing feldspar as a principal ingredient.

Gabbro	Course grained mafic igneous rock.

Lithology	Rock composition and structure.

Mafic	Composed of dark ferromagnesian minerals.

Mineral Deposit

A deposit of mineralization that may or may not be ore. Under SEC rules, a mineral reserves or ore is determined by a full feasibility study, and mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted or produced at the time the reserve determination is made. Under Canadian rules, mineral reserves may be determined by a preliminary feasibility study.

Mineralized Material

A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility. Mineralization classified as “inferred”, is a classification that is acceptable under Canadian regulations (see “Resource Category (Classification) Definitions” below) but cannot be used in a feasibility study and is not recognized by the SEC.

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

Resource Category (Classification) Definitions

Mineral Reserve

Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) states that the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended (“CIM Standards”). CIM Standards defines a “Mineral Reserve” as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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

Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” (“Industry Guide 7”) of the SEC defines a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

See “Cautionary Note to U.S. Investors”.

Mineral Resource

NI 43-101 states that the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed in those terms by CIM Standards. CIM Standards defines a “Mineral Resource” as a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Measured, Indicated and Inferred categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

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

Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated. See “Item 3 – Key Information”.

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

The following selected consolidated financial data should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and the audited consolidated financial statements, the accompanying notes and other financial information included elsewhere in this Annual Report.

The selected consolidated financial data set forth below for the years ended as at December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 have been derived from the Company’s audited consolidated financial statements included in Item 18 of this Annual Report.

Selected consolidated financial data as at December 31, 2009, 2008 and 2007 and for each of the years ended December 31, 2009, 2008 and 2007 have been derived from the Company’s previously-published audited consolidated financial statements not included in this document.

The selected consolidated financial data as at December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements included in Item 18.

The audited consolidated financial statements from which the following financial data for 2011 and 2010 have been derived were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB.

	Year ended
	December 31, 2011	December 31, 2010
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated statement of comprehensive loss information:
Revenue	144,407	148,287
Operating loss	89,233	44,541
Net loss	147,865	93,659
Loss attributable to owners of Anooraq	81,929	51,721

Statement of financial position data:
Total assets	893,009	1,092,106
Total equity	(28,085)	121,366
Share capital	71,967	71,853

Per share information (CAD cents)
Basic loss per share	19 cents	12 cents
Diluted loss per share	19 cents	12 cents

Weighted average shares in issue (number):
Average shares outstanding – basic	424,783,603	424,665,314
Average shares outstanding – diluted	424,783,603	424,665,314

No dividends have been declared for any periods above.

The audited consolidated financial statements from which the following financial data for 2009 and 2008 have been derived were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB.

	Year ended
	December 31, 2009	December 31, 2008
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated statement of comprehensive loss information:
Revenue	62,628	-
Operating loss	39,383	12,066
Net loss	51,781	13,840
Loss attributable to owners of Anooraq	35,532	13,970

Statement of financial position data:
Total assets	1,014,215	12,899
Total equity	209,508	(3,603)
Share capital	71,713	54,948

Per share information (CAD cents)
Basic loss per share	12 cents	8 cents
Diluted loss per share	12 cents	8 cents

Weighted average shares in issue (number):
Average shares outstanding – basic	305,971,455	185,775,361
Average shares outstanding – diluted	305,971,455	185,775,361

  No dividends have been declared for any periods above.

The audited consolidated financial statements from which the following financial data for 2007 have been derived were prepared in accordance with Canadian generally accepted accounting principles.

Year ended
December 31, 2007
(CAD in thousands)
(Except per share info and weighted average shares in issue)
Consolidated statement of comprehensive loss information:
Revenue	-
Operating loss	-
Net loss	14,296
Loss attributable to owners of Anooraq	14,296

Statement of financial position data:
Total assets	16,953
Total equity	4,734
Share capital	65,110

Per share information (CAD cents)
Basic loss per share	8 cents
Diluted loss per share	8 cents

Weighted average shares in issue (number):
Average shares outstanding – basic	185,208,607
Average shares outstanding – diluted	185,208,607

  No dividends have been declared for any periods above.

The audited consolidated financial statements from which the following financial data for 2007 have been derived were prepared in accordance with United States generally accepted accounting principles.

Year ended
December 31, 2007
(CAD in thousands)
(Except per share info and weighted average shares in issue)
Consolidated statement of comprehensive loss information:
Revenue	-
Operating loss	-
Loss from continuing operations	14,296
Net loss	14,296
Loss attributable to owners of Anooraq	14,296

Statement of financial position data:
Total assets	17,227
Total equity	4,734
Share capital	65,110

Per share information (CAD cents)
Basic loss per share	8 cents
Diluted loss per share	8 cents
Loss from continuing operations per share	8 cents

Weighted average shares in issue (number):
Average shares outstanding – basic	185,208,607
Average shares outstanding – diluted	185,208,607

No dividends have been declared for any periods above.

Exchange rate information

The following table sets forth, for the U.S. dollars, expressed in Canadian dollars, (i) the average of the exchange rates in effect during each period, and (ii) the high and low exchange rates during each period.

The U.S. dollar expressed in Canadian dollars for the year ended December 31, or the respective	Average	High	Low
month (1)(2)(3)

2007	1.08	1.19	0.92
2008	1.06	1.29	0.98
2009	1.15	1.31	1.03
2010	1.03	1.08	0.99
2011	0.99	1.06	0.94
September 2011	1.00	1.04	0.98
October 2011	1.02	1.06	0.99
November 2011	1.03	1.05	1.01
December 2011	1.02	1.04	1.01
January 2012	1.01	1.03	1.00
February 2012	1.00	1.00	0.99

(1)

The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)	Based on noon buying rates as published by the Bank of Canada.
(3)	The average rates for 2012 have been calculated with information up to February 29, 2012.

The following table sets forth, for ZAR, expressed in Canadian dollar, (i) the average of the exchange rates in effect during each period, and (ii) high and low exchange rates during each period.

ZAR expressed in Canadian dollars for the year ended December 31, or the respective month (1)(2)	Average	High	Low

2007	0.152	0.169	0.142
2008	0.123	0.151	0.110
2009	0.136	0.150	0.120
2010	0.141	0.151	0.133
2011	0.137	0.149	0.123
September 2011	0.133	0.139	0.124
October 2011	0.128	0.131	0.124
November 2011	0.126	0.129	0.123
December 2011	0.125	0.127	0.123
January 2012	0.127	0.129	0.124
February 2012	0.130	0.132	0.128

The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(1)	Based on noon buying rates as published by the Bank of Canada.
(2)	The average rates for 2012 have been calculated with information up to February 29, 2012.

ZAR expressed in U.S. dollars for the year ended December 31, or the respective month (1)(2)	Average	High	Low

2007	0.142	0.155	0.133
2008	0.122	0.148	0.089
2009	0.156	0.138	0.094
2010	0.137	0.152	0.125
2011	0.138	0.152	0.117
September 2011	0.132	0.143	0.121
October 2011	0.126	0.130	0.121
November 2011	0.122	0.127	0.117
December 2011	0.122	0.125	0.119
January 2012	0.125	0.129	0.122
February 2012	0.131	0.134	0.129

The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(1)	Based on noon buying rates as published by the Bank of Canada.
(2)	The average rates for 2012 have been calculated with information up to February 29, 2012.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk	Factors

Investment in mining companies such as Anooraq is highly speculative and subject to numerous and substantial risks.

The Company faces risks in executing its business plan and achieving revenues. The following risks are the known, material risks that the Company faces. If any of these risks occur, the Company’s business, operating results, cash flows and financial condition could be seriously harmed and, under certain circumstances, the Company may not be able to continue business operations as a going concern. Additional risks not currently known to the Company or that the Company currently deems immaterial may also materially and adversely affect the Company’s business, operating results, cash flows and financial condition.

In addition to the risks described below, see “Cautionary Note to Readers Concerning Technical Review of Bokoni Mine, Ga-Phasha Project and Boikgantsho Project” for a discussion of the principal risks and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of each of the Bokoni Mine, the Ga-Phasha Project and the Boikgantsho Project.

Industry Risks

Cost of compliance with, or changes in, current and future governmental regulations may have a material adverse effect on the Company’s business, operating results, cash flows and financial condition

The exploration and mining activities of Anooraq are subject to various South African national, provincial and local laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substance and other matters. Exploration activities and mining are also subject to various national, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of certain air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Anooraq’s business, results of operation and financial condition.

Metal price volatility may render continued commercial production at the Bokoni Mine uneconomic

Anooraq’s business is strongly affected by the world market price of PGM. PGM prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Anooraq’s control. Industry factors that may affect PGM prices are as follows: the demand in the automotive sectors; industrial and jewellery demand; central bank lending, sales and purchases of PGM; speculative trading; and costs of and levels of global PGM production by producers of PGM. PGM prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of PGM is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.

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

Price volatility and the unavailability of other commodities may adversely affect the timing and cost of the Company’s projects

The profitability of Anooraq’s business is affected by the market prices of commodities produced as products and by-products at Anooraq’s mines, such as platinum, palladium, rhodium, gold, nickel and certain other base metals, as well as the cost and availability of commodities which are consumed or otherwise used in connection with Anooraq’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, water, steel and concrete. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Anooraq’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Anooraq’s projects. If Anooraq’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Anooraq’s operations and projects were to increase, or their availability to decrease significantly and remain at such levels for a substantial period of time, Anooraq may determine that it is not economically feasible to continue commercial production at some or all of Anooraq’s operations or the development of some or all of Anooraq’s current projects, which could have an adverse impact on Anooraq.

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

A shortage of electricity and high electricity prices could adversely affect the Company’s ability to operate its business

The National Energy Regulator of South Africa (“NERSA”) released its decision on Eskom’s (South African national power supplier) power tariff increase applications during 2010. The effect of this decision is that power tariff increases in South Africa will be increased as follows:

2011/2012: 25.1%

2012/2013: 25.9%

The net effect of this decision is that current power input costs at mining operations in South Africa will ultimately increase by approximately 100% over a three year period from costs as of April 1, 2010. The Bokoni Mine operations are currently mining at relatively shallow depths with no major refrigeration requirements expected for the next 30 years of mining. Power costs currently comprise approximately 7% (varying summer and winter tariffs) of total operating costs at the mine operations. Accordingly, the power rate increases will increase operating costs by between 1.5% and 2% (seasonal adjustments) over the next year. The Bokoni Mine continues to focus efforts on power usage reduction initiatives as part of the efficiency improvement initiatives currently being implemented at the operations.

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

Deterioration of economic conditions may adversely affect our business, operating results, cash flows and financial condition

The prices of PGM are volatile, and are affected by numerous economic factors beyond Anooraq’s control. The level of interest rates, the rate of inflation, world supply of PGM and stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of PGM have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and may have a material adverse effect on Anooraq’s business, results of operations and financial condition.

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

The South African government issues permits and licences for prospecting and mining rights to applicants using a “scorecard” approach. Applicants need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of Anooraq and its operations and financial condition.

The risks associated with mining and processing pose operational and environmental risks that may not be covered by insurance and may increase costs

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and precious metal losses, most of which are beyond Anooraq’s control. These risks and hazards could result in the following: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Anooraq may incur significant costs or experience significant delays that could have a material adverse effect on Anooraq’s financial performance, liquidity and results of operation.

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

The Company’s property interests and operations are subject to political risks and uncertainties associated with investment in a foreign country

South Africa has recently undergone major constitutional changes to effect majority rule, and affecting mineral title. Accordingly, all laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes and royalties, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Anooraq. Anooraq’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates, and inflation.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect Anooraq’s operations or likelihood of future profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. For instance, the South African government enacted the Royalty Act, which came into operation on March 1, 2010. The Royalty Act imposes a royalty payable to the South African government by businesses based upon financial profits made through the transfer of mineral resources. As the Bokoni Mine produces metal-in-concentrate, a royalty is payable to the South African government between 0.5% and 7% of gross sales of unrefined mineral resources. Although this royalty payable has been taken into consideration with regard to the Company’s current budgeting and other financial planning processes, any future change in the royalties payable could have a material adverse effect on our results of operations and financial condition.

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

Fluctuations in foreign currency exchange rates in relation to the United States dollar may have an adverse effect on the Company’s operating results

Anooraq conducts operations in currencies other than United States or Canadian dollars. Of particular significance is the fact that Anooraq’s operations in South Africa are almost entirely paid for in ZAR, which has historically devalued against the United States dollar as well as the Canadian dollar.

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

Anooraq’s share price is volatile

The market price of a publicly traded stock, especially a resource company like Anooraq, is affected by many variables not directly related to the mining and exploration success of Anooraq, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares suggests Anooraq’s share price will continue to be volatile.

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

The Company faces intense competition in the mining industry

The mineral exploration and mining business is competitive in all of its phases. Anooraq competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Anooraq, in the search for and the acquisition of attractive mineral properties and the recruitment and retention of skilled labor. Anooraq’s ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Anooraq will continue to be able to compete successfully with its competitors in acquiring such properties or prospects. Further, Anooraq has encountered increased competition from other mining companies in its efforts to hire experienced mining professionals. Competition for skilled personnel at all levels is currently very intense, particularly in the mining processing and engineering disciplines. If Anooraq is unable to recruit and retain qualified employees, this could result in interruptions or decreases in Anooraq’s production or exploration activities that could have a material adverse effect on its results of operations, financial condition and cash flows.

Business Risks

Anooraq has limited history of earnings

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

Failure to repay long term borrowings and the level of indebtedness may adversely affect the Company’s ability to finance its operations or to pursue other business opportunities

As of February 29, 2012, Anooraq had cash and cash equivalents of approximately $21.6 million and capital leases and loans and borrowings of approximately $733.5 million. There can be no assurance that Anooraq will be successful in repaying all of its indebtedness. Anooraq’s level of indebtedness could have important consequences for its operations, including:

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

Anooraq expects to obtain the funds to pay its operational and capital expenditures in 2012 through its future cash flows from the Bokoni Mine operations as well as available facilities on the OCSF. See “2012 Refinancing and Restructuring Developments” under Item 4, as well as Section 1.13 “Financial Instruments and Risk Management—Debt Arrangements” and Section 1.2 under subheading “Proposed Transaction” in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2011 (filed on March 30, 2012) for details of the joint announcement by Anooraq and Anglo Platinum released February 2, 2012 on the proposed transaction to refinance and restructure Anooraq and the Bokoni Group and for a discussion of the anticipated impact of the proposed restructuring and refinancing transaction on the Company’s indebtedness and funding facilities. Anooraq’s ability to meet its payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Anooraq will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Anooraq cannot be certain that its existing capital resources and future cash flows from operations will be sufficient to allow it to pay principal and interest on Anooraq’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Anooraq may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. In addition, Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Atlatsa Holdings and Anooraq in favour of the DMR, SARB and Anglo Platinum. The ability of Anooraq to access the bank public debt or equity capital markets on an efficient basis may be constrained by the dislocation in the credit markets, capital and/or liquidity constraints in the banking markets and equity conditions at the time of issuance.

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

Anooraq’s actual production and costs may vary from estimates for a variety of reasons, including the following: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, safety related stoppages, general inflationary pressures and currency exchange rates.

The loss of key personnel and workforce unavailability could harm the Company’s mining operations and projects

Anooraq is dependent on a relatively small number of key employees (such as the Chief Executive Officer and the Chief Financial Officer), the loss of any of whom could have an adverse effect on Anooraq. The Company also does not maintain any “key person” insurance.

HIV/AIDS is prevalent in Southern Africa. Employees or contractors of the Company may have or could contract this potentially deadly virus. There has been a steady emigration of skilled personnel from South Africa in recent years. Generally, the prevalence of HIV/AIDS could cause lost employee man hours and the emigration of skilled employees could adversely affect Anooraq’s ability to retain its employees.

Anooraq is dependent on a workforce which is heavily unionised with approximately 95% of the workforce belonging to three competing unions. This poses a risk in that union disputes may give rise to industrial action and work stoppages, including strikes, from time to time. Communication and negotiating forums have been established with all unions participating therein.

Delays or under delivery on projects may adversely affect the Company’s ability to sustain or increase the Company’s present level of production

Anooraq’s ability to sustain or increase its present levels of PGM production is dependent on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including the following: the accuracy of reserve estimates; metallurgical recoveries with respect to PGM and by-products; capital and operating costs of such projects; the future prices of the relevant minerals; and the ability to secure appropriate financing for product development. Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Anooraq to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project, and secure appropriate financing to fund these expenditures.

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

The SEC does not permit United States mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However this Annual Report also contains resource estimates, which are required by NI 43-101. Mineral resource estimates that do not qualify as reserves are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Anooraq’s mineral resources not already qualifying as reserves will be converted into reserves. See “Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources”, “Cautionary Note to Investors Concerning Estimates of Inferred Resources” and “Cautionary Note to U.S. Investors”. Market price fluctuations of PGM, as well as increased production and capital costs or reduced recovery rates, may render Anooraq’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Anooraq to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Anooraq to reduce its mineral reserves and resources, which could have a negative impact on Anooraq’s financial results. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Anooraq to reduce its reserves. There is also no assurance that Anooraq will achieve indicated levels of PGM recovery or obtain the prices assumed in determining such reserves.

There is no certainty that the Company’s future exploration and development activities will be commercially successful

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Anooraq will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

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

The Company’s current exploration projects may not result in discoveries of commercial recoverable quantities of ore

The Kwanda Project is in the exploration stage as opposed to the development stage and has no known body of economic mineralization. The known mineralization at the Kwanda Project has not been determined to be ore. There can be no assurance that commercially mineable ore bodies exist. There is no certainty that any expenditure made in the exploration of the Company’s undeveloped mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company must raise substantial additional funding.

Enforcement of judgments or bringing actions inside the United States against the Company or its directors and officers may be difficult for U.S. investors

The Company is a Canadian corporation, with its principal place of business in South Africa. A majority of the Company’s directors and officers and some or all of the experts named in this Annual Report are not residents of the United States and substantially all of the Company’s assets and the assets of a majority of the Company’s directors and officers and the experts named in this Annual Report are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or its directors or officers or such experts who are not residents of the United States, or to rely in the United States upon judgments of courts of the United States predicated upon civil liabilities under United States securities laws. Investors should not assume that courts outside of the United States (1) would enforce judgments of United States courts obtained in actions against the Company or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws.

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

The Company is subject to exchange control regulations that may affect its ability to transfer assets to or from its foreign subsidiaries and to fund its operations efficiently

South African law provides for exchange control regulations that restrict the export of capital. The exchange control regulations, which are administered by the South African Reserve Bank (“SARB”), regulate transactions involving South African residents, including legal entities, and limit a South African company’s ability to borrow from and repay loans to non-residents and to provide guarantees for the obligations of its affiliates with regard to funds obtained from non-residents.

A portion of the Company’s funding for its South African operations consist of loans advanced to its South African subsidiaries from subsidiaries that are non-residents of South Africa. The Company is in compliance with SARB regulations and is therefore not subject to restrictions on the ability of its South African subsidiaries to transfer funds to the Company or to other subsidiaries. In addition, the SARB has introduced various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country. However, if more burdensome exchange controls were proposed or adopted by the SARB in the future, or if the Company was unable to comply with existing SARB regulations, such exchange control regulations could restrict the ability of the Company and its subsidiaries to repatriate funds needed to effectively finance the Company’s operations. Any such limitations, or the perception that such limitations could exist in the future, could have an adverse impact on the Company’s business and share price.

Risks relating to indebtedness relating to the Bokoni Transaction

Since the completion of the Bokoni Transaction, Annoraq’s attributable debt owing to Anglo Platinum increased from ZAR1.7 billion (US$205 million) in July 2009 to ZAR3 billion (US$360 million) as at December 31, 2011, including capitalized interest during that period. As a result, Anooraq’s statement of financial position is highly leveraged, which management considers undesirable. In April 2011, Anglo Platinum agreed to assume the Debt Facility then held by SCB in order to facilitate Anglo Platinum providing the Debt Facility to Anooraq on more favourable terms. The parties have agreed to the key terms of a proposed transaction to refinance and restructure Anooraq, however there is no assurance the proposed transaction will be complete in a timely manner, if at all. Failure to complete the proposed transaction will have an adverse impact on Anooraq’s statement of financial position and financial condition.

Risks relating to the proposed restructuring and refinancing of the Company and the Bokoni Group

The proposed restructuring and refinancing of the Company and the Bokoni Group is subject to the risk that it may not be completed on the terms negotiated in a timely manner, or at all. The completion of the proposed transaction is subject to a number of conditions precedent, certain of which are outside the control of the Company, including the approval of the TSX-V, NYSE AMEX and the JSE and the approval of the Company’s shareholders by the requisite majority. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied in a timely manner, if at all.

Failure to complete the proposed transaction would have a material adverse impact on the financial condition of the Company and may negatively impact the Company’s share price.

For more information on the proposed restructuring and refinancing of the Company and the Bokoni Group, see the discussed in Section 4A under the heading “2012 Refinancing and Restructuring Developments”.

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

There may be adverse U.S. federal income tax consequences to U.S. shareholders if Anooraq is or becomes a “passive foreign investment company” under the U.S. Internal Revenue Code.

If Anooraq is classified as a passive foreign investment company (“PFIC”) for any taxable year during which a U.S. Holder holds common shares, certain adverse U.S. federal income tax rules could apply to that person. Anooraq believes that it was not a PFIC in the 2011 taxable year, but has not made a determination as to its PFIC status for the 2012 taxable year or any future year. U.S. Holders should carefully read “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their independent tax advisors regarding the likelihood and consequences of Anooraq being treated as a PFIC for U.S. federal income tax purposes.

The Company is dependent on third parties

Anooraq’s sole revenue stream is currently derived from the sale of PGM metal-in-concentrate produced at the Bokoni Mine. All of this metal-in-concentrate is sold to RPM pursuant to a sale of concentrate agreement. Anooraq relies on RPM as its sole revenue source, and its success in part depends on RPM performing its obligations under the sale of concentrate agreement. While not anticipated, there can be no assurance that RPM will be able to, or will, perform its obligations under the sale of concentrate agreement in the future.

ITEM 4	INFORMATION ON THE COMPANY

4.A. History	and development of the Company

1.	Name, Address and Incorporation; Trading Markets

Anooraq Resources Corporation was incorporated on April 19, 1983 under the laws of the Province of British Columbia, Canada. The Company was transitioned under the Business Corporations Act (British Columbia) on June 11, 2004, on which date the Company altered its Notice of Articles to change its authorized share structure from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

The Company’s registered office is Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, telephone (604) 643-7100, facsimile (604) 643-7900. The South African head office of the Company is located at 4th Floor – 82 Grayston Drive, Off Esterhysen Lane, Sandton, South Africa 2146, telephone: +27 11 883 0831, facsimile: +27 11 883 0836.

The Company’s common shares are listed for trading on the TSX-V (symbol ARQ) and NYSE Amex (symbol ANO). In 2006, Anooraq affected an inward listing on the Johannesburg Stock Exchange Limited and began trading on the Johannesburg Stock Exchange on December 19, 2006 under the trading symbol of ARQ.

2.	General Development of the Business

For the period 1983 to June 30, 2009, the Company was primarily an exploration company and, therefore, did not have any significant operating assets.

On July 1, 2009, the Company acquired 51% of the Bokoni Mine and also took operational control of Bokoni Mine. This was the first operating asset acquired by the Company that generated revenue. There was therefore a significant increase in the asset base of the Company as revenue generating assets were effectively acquired.

In the year ended December 31, 2010 (“Fiscal 2010”) and the year ended December 31, 2011 (“Fiscal 2011”), Anooraq focused on implementing the foundation for its turnaround strategy at the Bokoni Mine operations. From an operational perspective, Fiscal 2010 and Fiscal 2011 was a challenge with many of the foundational initiatives associated with the turnaround having to be implemented. The key areas of focus within the operations were:

—	improving safety performance;
—	cash cost cutting initiatives;
—	improving productivity levels and efficiencies;
—	increasing development to create more mining flexibility to allow for production build up;
—	increasing concentrator plant milling capacity in line with phase 1 expansion plan for Bokoni; and
—	implementing key capital projects to maintain and grow production.

In Fiscal 2011, the Company re-examined the life-of-mine and analyzed the flaws at the operations. The Company undertook a detailed technical review of operations with Anglo Platinum in Fiscal 2011. This resulted in a new strategic plan for the Bokoni Group which is expected to result in the disposal of certain exploration assets to Anglo Platinum, recapitalization and refinancing of Anooraq and the Bokoni Group, together with accelerated production growth at Bokoni Mine. Negotiations between Anoorag and Anglo Platinum regarding the proposed refinancing and restructuring deal have been ongoing since April 2011. See “2012 Refinancing and Restructuring Developments” for details of the joint announcement released by Anooraq and Anglo Platinum on February 2, 2012.

In conjunction with the new strategic plan for the Bokoni Group, the Company is seeking to grow production in order to achieve the Company’s long term goal of achieving a monthly production of 160,000 tonnes per month at Bokoni Mine by 2016.

Despite maintaining safety standards, a number of safety initiatives have been initiated during the year. The operations incurred a fatal accident during November 2011 and management remains focussed on and committed to safety improvements in 2012.

In Fiscal 2011, the concentrator at Bokoni was upgraded (part of the phase 1 expansion project for Bokoni) to allow the concentrator to treat 2 million tonnes per annum (“Mtpa”). While the implementation of this upgrade was challenging, the concentrator process is now largely automated, which should eventually allow for better recoveries. Since these upgrades were done while the concentrator was operational, it resulted in reduced grade recoveries and corresponding reduction in PGM ounces (“oz”) produced in Fiscal 2011. As a result of the completion of these upgrades and the automation of the concentrator process, the outlook for the concentrator plant operations is positive and improved recoveries are expected in 2012.

Management’s outlook for the Company’s performance in 2012 is cautiously optimistic, based on the proposed refinancing and restructuring transaction with Anglo Platinum. See “2012 Refinancing and Restructuring Developments” and the joint announcement released by Anooraq and Anglo Platinum on February 2, 2012.

From a PGM industry perspective, there was a 10% year-on-year increase in the ZAR PGM basket price at the Bokoni operations during 2011 and this improved basket price is anticipated to continue in 2012. The biggest risks associated with revenue basket improvement continues to be sovereign government debt crisis in Europe and the increasing speculative investment emphasis in the physical PGM markets, potentially creating increased volatility in metal pricing.

Above inflation increases in wages and power costs remain the biggest factor leading to mining cost inflation in South Africa. The Bokoni Mine operations will need to continue with unit cost reductions through improved production efficiencies in order to counter these inflationary challenges. It is expected that the production growth profile planned for 2012 will assist in improving the unit operating cost due to economy of scale benefits and mining moving into a more efficient environment in Brakfontein and Middelpunt Hill shafts.

Anooraq’s key strategic focus areas for 2012 will be:

—	to implement the proposed transaction described under subheading “2012 Refinancing and Restructuring Developments” in this Item 4;
—	to continue to assess organic growth opportunities within the Bokoni Mine lease area; and
—	improve safety and operational efficiencies at Bokoni Mine.

3.	Summary Corporate History and Intercorporate Relationships

From 1996 to mid-1999, the Company’s mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African platinum group metals project, the Platreef Project. The Company has two active Cayman Islands subsidiaries, N1C and N2C. These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau, a private South African mining corporation acquired by Anooraq on August 28, 2001. Anooraq holds its assets and interests in South Africa through Plateau.

In September 2004, the Company and Atlatsa Holdings, a private South African company, completed a transaction combining their respective PGM assets, comprising the Company’s PGM projects on the Northern and Western Limbs of the “Bushveld Igneous Complex” and Atlatsa Holding’s 50% participation interest in the Ga-Phasha Project (previously known as “Paschaskraal”) on the Eastern Limb of the Bushveld in the Republic of South Africa.

Pursuant to the terms of the Pelawan transaction, which constituted a reverse take-over under the policies of the TSX-V, the Company acquired Atlatsa Holding’s rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (63% of the total outstanding shares in Anooraq at that time) and a cash payment of $2.4 million (ZAR15.7 million). By completing the RTO with Atlatsa Holdings, Anooraq reconstituted itself as a BEE company in South Africa with a view to positioning itself for greater opportunities within the South African mineral sector. This strategy was successful in 2007 when Anooraq announced a major BEE transaction with Anglo Platinum pursuant to which the two corporations determined to combine all of their existing joint venture interests, together with 100% of Anglo Platinum’s Bokoni Mine (formerly Lebowa Platinum Mines), under a new group structure, the Bokoni Group, of which Anooraq controls 51% and has management control over all operations, and Anglo Platinum retains a 49% minority interest in the Bokoni Group. The Bokoni Transaction was completed on July 1, 2009.

See the “2012 Refinancing and Restructuring Developments” for details of the joint announcement released by Anooraq and Anglo Platinum on February 2, 2012.

Bokoni Mine

2009 represented the most important year in Anooraq’s history. With effect from July 1, 2009, the Company transformed from an exploration and development company into a PGM producer through the Bokoni Transaction.

Rationale for the Bokoni Transaction

The Bokoni Transaction was a step towards Anooraq’s objective to become a significant “mine-to-market” PGM company with a substantial and diversified PGM asset base, including production, development and exploration assets. The Bokoni Transaction is the first stage of advancing the Company’s PGM production strategy, and has resulted in the Company controlling refined production of 147,600 4E ounces and a significant estimated mineral resource base of approximately 200 million PGM ounces (measured, indicated and inferred), the third-largest PGM mineral resource base in South Africa, based on comparison with public information on declared resources by other companies.

The acquisition of a further 1% interest in the Ga-Phasha Project, Boikgantsho Project and Kwanda Project furthered Anooraq’s strategy to control the management and development of those projects.

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

Anooraq is also pursuing its mine-to-market strategy through a sale of concentrate agreement entered into between Bokoni and RPM on June 26, 2009 (the “Concentrate Agreement”) in respect of concentrate produced at Bokoni Mine. The Concentrate Agreement has a term of five years until July 1, 2014 and is renewable, at Anooraq’s election, for a further period of five years (refer to Section 4A “2012 Refinancing and Restructuring Developments”). In addition, Anooraq, through Ga-Phasha, entered into a limited off-take agreement with Anglo Platinum in respect of concentrate produced from the Ga-Phasha Project. This off-take agreement has an initial term of ten years and is renewable, at Anooraq’s election, for a further period of ten years. Pursuant to the Ga-Phasha Project off-take provisions in the Holdco Shareholders Agreement (the “Ga-Phasha off-take agreement”), should Anooraq elect to extend the Ga-Phasha off-take agreement with Anglo Platinum beyond the initial term, then Anooraq may exercise options to acquire an ownership interest in Anglo Platinum’s Polokwane smelter complex (the “smelter options”). The first smelter option entitles Anooraq to acquire an ownership interest in the Polokwane smelter complex equal to the percentage ratio that the concentrate feed from the Ga-Phasha properties bears to the design capacity of the Polokwane smelter complex, for a purchase consideration of ZAR1.00, plus any restructuring costs that may be required to facilitate this acquisition. The option is exercisable within 30 days after the commencement of the second ten year period of the Ga-Phasha off-take agreement. The second smelter option entitles Anooraq to acquire an additional ownership interest in the Polokwane smelter equal to the percentage ratio that the attributable concentrate feed produced by the whole of the Anooraq group, other than from the Ga-Phasha properties, bears to the design capacity of the Polokwane smelter, for a purchase consideration equal to the equivalent percentage of the replacement cost of the smelter, less pro-rated wear and tear. This option is exercisable within the first five years of the second ten year period of the Ga-Phasha off-take agreement. Polokwane smelter design capacity is to treat approximately 1.6 million platinum ounces per year.

Ownership Structure

The simplified corporate structure of the Company’s and Anglo Platinum’s interest in the Bokoni Mine and the Boikgantsho Project, Ga-Phasha Project and Kwanda Project, is as follows:

Atlatsa Holdings Investments (Pty) Ltd (*BEE)
ESOP & Community Trusts (*BEE)
Public shareholders
51%
3%
20%
Anooraq Resources Corporation
26%
Anglo Platinum Ltd
100%
N1C Resources Incorporation
100%
N2C Resources Incorporation
100%
Plateau Resources (Pty) Ltd
Rustenburg Platinum Mines Ltd
51%
49%
Bokoni Platinum Holdings (Pty) Ltd
100%
100%
100%
100%
Boikgantsho Platinum Mine (Pty) Ltd
Kwanda Platinum Mine (Pty) Ltd
Ga-Phasha Platinum Mine (Pty) Ltd
Bokoni Platinum Mines (Pty) Ltd

*BEE = Black Economic Empowerment

The above simplified corporate structure is illustrated on a fully diluted share basis, assuming conversion of the B preference shares.

Additional Commercial Terms of the Bokoni Transaction

Prior to July 1, 2009, Bokoni acted as contractor to Lebowa Platinum Mine, conducting all mining operations in respect of the Bokoni Mine. As of July 1, 2009 the contractor arrangement terminated. In light of Anooraq’s mine-to-market strategy, Anooraq, through Bokoni, entered into the Concentrate Agreement with RPM in respect of concentrate produced at the Bokoni Mine and entered into the Ga-Phasha off-take agreement with respect to concentrate that may be produced at the Ga-Phasha Project.

The rehabilitation trust provision in respect of the Bokoni Mine was transferred from the Anglo Platinum fund to the Bokoni Environmental Rehabilitation Trust. Anglo Platinum provided the trust guarantees in respect of the above mentioned trust until July 1, 2010. Subsequent to this, management considered alternative insurance products. Anglo Platinum offered to continue the guarantee at favorable terms and management accepted their proposal. The current guarantee is still in place until June 30, 2012. Management intends to renegotiate this guarantee before June 30, 2012. In connection with the Bokoni Transaction, the Company also entered into the Bokoni Platinum Mine ESOP Trust and the Anooraq Community Participation Trust (see below under “Share Ownership Trusts” for further information regarding the Bokoni Platinum Mine ESOP Trust and the Anooraq Community Participation Trust).

Management and Funding of Operations

The Holdco Shareholders Agreement between Plateau and RPM governs the relationship between Plateau and RPM, as shareholders of Holdco, and with respect to management of Holdco and its subsidiaries, including the Bokoni Mine.

Plateau is entitled to nominate the majority of the directors of Holdco and Bokoni, and has undertaken that the majority of such nominees will be HDPs. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group, pursuant to the Holdco Shareholders Agreement.

Pursuant to the Holdco Shareholders Agreement, the board of directors of Holdco, which is controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum Ltd group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled capital repayments due by Plateau to RPM (Previously owed to SCB, pursuant to the Debt Facility are made in accordance with the debt repayment profile of the Debt Facility (the “Initial Period”), Plateau’s shareholding in Holdco cannot be diluted for default in respect of equity contributions.

Pursuant to the terms of shared services agreements, Anglo Platinum provides certain services to the Bokoni Mine at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. The Company, through Plateau, provides certain management services to the Bokoni Mine pursuant to service agreements entered into with effect from July 1, 2009. The Company and Anglo Platinum intend to renegotiate the management services arrangements in conjunction with the proposed restructuring and refinancing transaction. See “2012 Restructuring and Refinancing Developments”.

The Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production pursuant to the terms described above.

OCSF

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at Bokoni, RPM provided Plateau with an OCSF (the “Plateau OCSF”) which can be drawn up to a maximum of $94.4 million (ZAR750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The Plateau OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears. The OCSF loan was originally payable in semi-annual instalments starting January 31, 2013 to the extent cash is available after payment of the Debt Facility and the RPM funding loan. Based on the revised terms of the Debt Facility with RPM, repayment will also be deferred by one year from January 31, 2013 to January 31, 2014. As at December 31, 2011, Plateau had drawn $71.7 million (ZAR569.2 million) of the Plateau OCSF to meet its share of Bokoni’s funding requirements.

In addition, RPM has also made available to Bokoni an OCSF (the “RPM OCSF”) in the amount of $90.6 million (ZAR720 million), which is subject to the same terms and conditions as the Plateau OCSF. As at December 31, 2011, Bokoni had drawn $68.8 million (ZAR546.8 million) under the RPM OCSF.

At December 31, 2011, RPM has extended the terms of the OCSF facility to fund cash shortfalls at Bokoni Mine up to January 31, 2013.

Special Shareholder Arrangements

Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled company pursuant to the Holdco Shareholders Agreement. During the Initial Period, Plateau is required to ensure that, among other things: (i) HDPs effectively own, through Plateau, its subsidiaries and its controlling shareholders (i.e. the Anooraq Control Structure), at least 26% of the business of Holdco, measured on a see-through basis; (ii) a majority of the directors of Holdco are HDPs; and (iii) a majority of the directors of Atlatsa Holdings are HDPs. At any time during the term of the Holdco Shareholders Agreement, if a change in control of Holdco occurs, Plateau is required to “remedy” the change by either restoring the status quo or procuring that the change is superseded by a further transaction that results in the acquisition of control of Atlatsa Holdings by HDPs who were beneficial owners of Atlatsa Holdings as at the date of signature of the Holdco Shareholders Agreement, or involves such shareholders expropriating the defaulting shareholder’s interest (with no attendant change in control). If Plateau fails to do so within the period specified in the Holdco Shareholders Agreement, RPM will be entitled to compel the purchase by Plateau of RPM’s interests in Holdco for fair market value.

Financing of the Bokoni Transaction

The Company financed the Bokoni Transaction at the Plateau level through a combination of the Debt Facility provided by Standard Chartered Bank (“SCB”) and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, RPM (the “Vendor Finance Facility”). In addition, the Company secured an agreement with RPM whereby RPM provides Plateau with the OCSF of up to a maximum of $94.4 million (ZAR750 million) and access to RPM’s attributable share of the Holdco cash flows (“the standby facility”) up to a maximum of 80% of all free cash flow generated from the Bokoni Mine to meet its repayment obligations under the terms of the Debt Facility.

1.  Debt Facility

Plateau secured the Debt Facility with SCB for an amount of up to $94.4 million (ZAR750 million), including capitalized interest up to a maximum of three years or $31.5 million (ZAR250 million). On July 1, 2009, SCB advanced $64.8 million (ZAR500 million) to Plateau, and interest amounting to $18 million (ZAR142.8 million) has been rolled up through April 28, 2011.

The Debt Facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (11.345% at April 28, 2011).

The total amount of the interest payable on the notional amount of the Debt Facility of $63 million (ZAR500 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

The Debt Facility had a term of 108 months from July 1, 2009. Pursuant to the Bokoni Holdco Shareholders Agreement (as defined above), if Plateau’s cash flows derived from Bokoni Holdco were insufficient to meet its debt repayment obligations under the Debt Facility, RPM was obligated, pursuant to the standby loan facility, to provide Plateau a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose.

On December 11, 2009, 34% of the Debt Facility was syndicated to First Rand Bank Limited, acting through its RMB division.

As described in Section 1.2 “Overview” of the Management Discussion and Analysis for the fiscal year ended December 31, 2011 (filed March 30, 2012), effective as of April 28, 2011 RPM acquired the outstanding amounts from SCB and RMB (the “Senior Lenders”) in full. RPM also assumed all of the rights and obligations of the Senior Lenders under the Debt Facility. Also refer to Section 1.5 “Liquidity” of the Management Discussion and Analysis for the fiscal year ended December 31, 2011 (filed on March 30, 2012) for the revised terms of the debt.

2.  Vendor Finance Facility

RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $151.1 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $138.5 million (ZAR1.1 billion).

Cash component

In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $151.1 million (ZAR1.2 billion). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12% (fixed quarterly cumulative dividend of 11.49%). Anooraq is obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years (July 1, 2015) of issue, to the extent that Anooraq is in the position to redeem the shares. Any preference shares not redeemed in six years (at July 1, 2015) automatically roll over and must be finally redeemed nine years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the standby facility (ii) any outstanding amounts owing to RPM in respect of the Plateau OCSF and (iii) any amount owing to RPM in respect of the Plateau Preferred “A” Shares. Plateau is obliged to undertake the refinancing process but, if the debt is not re-financeable based upon the debt capital markets at that time (between July 1, 2012 and July 1, 2015), then there is no sanction on Plateau and all debt will automatically roll over until it is repayable in full by no later than July 1, 2018.

See “2012 Refinancing and Restructuring Developments” for a discussion of the proposed restructuring and refinancing transaction on this facility.

Share Settled Financing – The B preference shares

In terms of the Share Settled Financing component, Atlatsa Holdings, the majority shareholder of Anooraq, established a wholly owned subsidiary (the “Pelawan SPV”) and transferred 56,691,303 Anooraq common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the SPV (the “SPV Preferred Shares”) for an aggregate sum of $138.5 million (ZAR1.1 billion). Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favor of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible “B” preferred shares in Plateau for $138.5 million (ZAR1.1 billion), each such class being convertible into common shares in the capital of Plateau (“Plateau common shares”) and entitling the holder to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau common shares (“The “B” preference shares”). The “B” preference shares bear no interest and carry no rights to preference dividends.

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

As and when RPM issues a conversion notice as described above, in order to prevent the dilution of the Atlatsa Holdings’ interest in Anooraq below the minimum 51% threshold as required by South African law, the Pelawan SPV will require Plateau to convert sufficient convertible preferred shares in the capital of Plateau into Plateau common shares. Immediately thereafter, Anooraq will take delivery of such Plateau common shares and issue such number of common shares (in an aggregate amount of 111.6 million common shares) to the Pelawan SPV pursuant to the Exchange Agreement. Such common shares will be held by the Pelawan SPV and will be subject to a lock-in that will prevent the Pelawan SPV and Atlatsa Holdings from disposing of such shareholding for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Anooraq.

The final result of the Share Settled Financing is that: (i) RPM funded a payment of $138.5 million (ZAR1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million common shares in Anooraq; and (ii) Atlatsa Holdings will receive 111.6 million common shares in Anooraq.

RPM will be able to trade its 115.8 million Anooraq common shares on an unrestricted basis, subject to applicable securities laws. RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Company’s common shares which it will hold. It will, however, prior to disposing of any such common shares, engage in a consultative process with Anooraq, and endeavor to dispose of such common shares in Anooraq in a reasonable manner. Neither Atlatsa Holdings nor any of shareholders of Atlatsa Holdings have any pre-emptive rights in respect of RPM’s common shares in Anooraq.

See “2012 Restructuring and Refinancing Developments” for a discussion of the impact of the proposed restructuring and refinancing transaction on the “B” preference shares.

Impact of the Bokoni Transaction

As a result of the Bokoni Transaction:

—	the Company became a significant HDP managed and controlled PGM producer and supplier of PGM concentrate, together with exploration and mining development projects;

—

the Company established effective management control over all of its PGM assets, which assets comprise in total, in excess of 200 million PGM ounces (measured, indicated and inferred), constituting the third-largest PGM resource base in South Africa (based on publically reported information regarding estimated PGM resources of other South African companies);

—	the Company gained effective control of its existing PGM exploration projects, the Ga Phasha Project, the Boikgantsho Project and the Kwanda Project; and
—	the Company secured funding to expand its targeted production base from approximately 150,000 PGM ounces in 2009 to 270,000 PGM ounces per annum by 2014.

Share Ownership Trusts

The purpose of the Bokoni Platinum Mine ESOP Trust and the Anooraq Community Participation Trust (the “Share Ownership Trusts”) is to provide the employees of Bokoni Mine and the members of the communities affected by Anooraq’s operations, respectively, with the opportunity to participate in, and benefit from, Anooraq’s success.

On July 1, 2009, Anglo Platinum donated $15.4 million (ZAR103.8 million) to the Anooraq Community Participation Trust, of which $10.9 million (ZAR73.6 million) was used to subscribe for 9,799,505 common shares of Anooraq. The balance of Anglo Platinum’s contribution will be used to assist the communities impacted by Bokoni over the forthcoming periods.

Anglo Platinum contributed an amount of $6.8 million (ZAR45.6 million) to the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”) to facilitate its establishment, and approximately $5 million (ZAR33.8 million) of this amount was utilized by the ESOP Trust to subscribe for 4,497,062 common shares of Anooraq. The ESOP Trust is consolidated by Anooraq as a special purpose entity.

The Share Ownership Trusts subscribed for the common shares at a subscription price equal to $1.11, being the closing price of the common shares on the TSX-V on June 12, 2009, the day prior to the announcement of the revised Bokoni Transaction terms. As a result of the subscription by the Share Ownership Trusts, Anooraq received proceeds of approximately $16 million (ZAR108 million). The Share Ownership Trusts hold the common shares along with other investments for the purpose of making distributions to their beneficiaries in accordance with their governing trust deeds.

2012 Refinancing and Restructuring Developments

On February 2, 2012, Anooraq and Anglo Platinum released a joint announcement on their agreement to refinance Anooraq, and to restructure and recapitalize the Bokoni Group. Key highlights of the proposed transaction for Anooraq include:

—

A new strategic plan for the Bokoni Group which will result in the disposal of certain assets representing estimated PGM mineral resources to Anglo Platinum, the recapitalization and refinancing of Anooraq and the Bokoni Group, together with accelerated production growth at Bokoni Mine. The new plan includes:

o

Accelerating production growth at Bokoni through a new $327.3 million (ZAR2.6 billion) capital development program, which management estimates will add 100,000 PGM ounces per annum to the Bokoni Mine production profile by 2016, which had previously been deferred until after 2020;

o

Implementing a strategic re-alignment of the Bokoni Group exploration and development mineral assets, by consolidating certain Bokoni assets into existing mine operations at Anglo Platinum’s Twickenham and Mogalakwena mines, as well as expanded production at the Bokoni Mine. The net effect of the strategic re-alignment is that the Bokoni Group will dispose of its entire interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project (comprised of the Paschaskraal and De Kamp farm resources) to Anglo Platinum and utilize these proceeds to partially reduce its debt outstanding to Anglo Platinum. Anooraq will continue to hold a 51% majority interest in the Bokoni Group with Anglo Platinum retaining a 49% minority interest.

—	Solidification of a long-term strategic partnership by Anglo Platinum extending its 26% equity investment in Anooraq via the convertible “B” preference shares through to December 31, 2018.

—	Deleveraging, recapitalizing and refinancing the consolidated Anooraq statement of financial position:

o

Anglo Platinum, through a series of related transactions, acquiring the whole of the Boikgantsho Project and the Eastern section of the Ga-Phasha Project. On implementation of these transactions, the effective net consideration of $214 million (ZAR1.7 billion) received by Anooraq will be applied to reduce its approximately $742.8 million (ZAR5.9 billion) debt owing to Anglo Platinum.

o

The parties entering into an interest standstill agreement with respect to existing debt owing to Anglo Platinum effective 1 July 2011 through to 30 April 2012. This translates into an interest saving of approximately $72 million (ZAR572 million) for Anooraq over the standstill period.

o

The net effect of the asset disposal and application of the proceeds thereof against existing debt, together with the interest standstill agreement described above and the recapitalisation of Bokoni Holdco is that Anooraq’s existing attributable debt owing to Anglo Platinum will reduce by 83% from approximately $742.8 million (ZAR5.9 billion) to approximately $125.9 million (ZAR1 billion).

o

The historical debt balance owing by Anooraq to Anglo Platinum following the asset disposal, interest standstill agreement and the recapitalisation of Bokoni Holdco (approximately $125.9 million (ZAR1 billion)) will be consolidated under one new debt facility (the “Consolidated Debt Facility”).

o

Anglo Platinum providing further debt funding to Anooraq under the Consolidated Debt Facility for an amount of up to $327.3 million (ZAR2.6 billion), with a maximum total facility limit of $453.2 million (ZAR3.6 billion). Anooraq will utilise this extended facility to fund the Brakfontein and MPH Delta 80 UG2 expansion projects, including the construction of a new UG2 concentrator plant at Bokoni Mine.

o

The Consolidated Debt Facility will be available to Anooraq for nine years terminating on 31 December 2020 and will attract a variable interest rate. The variable interest rate will be determined by adding a fixed margin to 3-month JIBAR. The Consolidated Debt Facility will attract a reduced interest rate during the initial term (comprising the capital intensive phase of the growth operations at Bokoni Mine through to 2016) and escalating at an increased rate depending on the amount owing by Anooraq under the Consolidated Debt Facility over the funding period.

o

The weighted average interest rate under the Consolidated Debt Facility will escalate from 0.5% to approximately 15% up to 2020, thereby substantially reducing Anooraq’s current cost of debt (approximately 16%).

o

There will be no fixed repayment term for the Consolidated Debt Facility during the peak funding years while the Brakfontein and MPH Delta 80 UG2 expansion projects are still in their ramp-up phase through to 2016. Anooraq will be required to fully repay the Consolidated Debt Facility to Anglo Platinum by 31 December 2020. There will be no penalty for early repayment. Anooraq will be required to reduce the Consolidated Debt Facility owing to Anglo Platinum to an outstanding balance (including capitalised interest) of $125.9 million (ZAR1 billion) as at 31 December 2018, and $63 million (ZAR0.5 billion) as at 31 December 2019.

o

Anooraq being obliged to utilise 90% of its attributable share of free cash flows generated from Bokoni Mine operations to service the Consolidated Debt Facility and 10% of such free cash flow will be available to Anooraq.

o	Anooraq not being required to effect any mandatory refinancing of the Consolidated Debt Facility during the debt term through to 2020.

o	Bokoni extending its existing Concentrate Agreement with RPM on the same terms and conditions for a period of eight years, terminating on 31 December 2020.

o	Anooraq retaining its existing option to acquire an ownership interest in Anglo Platinum’s Polokwane smelter complex on the same terms agreed between the parties in the Bokoni Transaction.

o

Anglo Platinum providing Anooraq with a working capital facility at JIBAR plus 4% per annum of up to $11.3 million (ZAR90 million) (including capitalised interest) to fund its general and administrative expenses. This will ensure that Anooraq has sufficient working capital to cover its corporate overheads through to 2015. The working capital facility is fully repayable by 31 December 2018.

o

Anglo Platinum committing to hold the B preference shares issued at the time of the Original Transaction (representing a 26% interest in Anooraq) until 31 December 2018. Atlatsa Holdings (Proprietary) Limited, being the 51% Black Economic Empowerment majority shareholder in Anooraq, will also extend its shareholding in Anooraq through to 31 December 2018.

—	Anooraq will not issue any new equity pursuant to the proposed transaction and its fully diluted shares outstanding will remain at 445 million common shares outstanding.

—

Anglo Platinum and Anooraq agreeing on a new operating protocol for the management of the Bokoni operations, which will increase Anglo Platinum’s active involvement in areas of the operations relating to mining, processing and capital projects execution.

—

Completion of these above mentioned transactions is subject to the satisfaction of conditions precedent, including shareholder approval, the settlement of definitive legal agreements and regulatory approval (expected to be completed on or around June 2012).

For additional information on the above mentioned proposed transaction please refer to the press release of Anooraq dated February 2, 2012 and the material change report filed on February 13, 2012, both available on SEDAR at www.sedar.com and EDGAR on www.sec.gov.

The key anticipated benefits of the proposed restructuring and refinancing are:

—	Re-alignment of the Bokoni Group exploration and development assets to complement existing infrastructure;
—	Anticipated accelerated production growth at Bokoni Mine;
—	Anooraq reduces debt by 83%;
—	Substantial reduction in Anooraq’s cost of debt through to 2020;
—	Anooraq and Bokoni Mine fully funded for growth plans to 2020;
—	Anglo Platinum and Bokoni extend long-term sale of concentrate agreement;
—	Anglo Platinum and Anooraq solidify long-term strategic equity partnership through “B” preference shares; and
—	Enhanced management team, skills and capacity for the Bokoni Group.

4.B.   Business Overview

Anooraq’s Business Strategy and Principal Activities

Anooraq is engaged in mining, exploration and development of mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of annual primary platinum supply to international markets.

The major market for PGMs remains the automotive sector where varied combinations of platinum, palladium and rhodium are used in autocatalytic converters which reduce the effects of harmful emissions generated by automobiles. Management believes that the automotive sector, to which the PGM complex is tied, showed signs of improvements in Fiscal 2011, with China overtaking the United States in consumer demand and the United States consumer demand beginning to show signs of an upward trend in Fiscal 2011. Japanese automotive data on the production side also improved during Fiscal 2011. However, the debt crisis in Europe over shadowed these improvements and speculative trading in PGM continued to adversely influence PGM spot prices during 2011. Increased vehicle emission control standards internationally, together with continued growth and industrialization in China, India, Brazil, Russia and Indonesia are expected to provide significant growth opportunity for demand growth in the automotive PGM market.

Demand for jewellery represented a substantial portion of global platinum demand in 2011. It has historically been highly price elastic. Low prices in late 2008 and 2009 saw a notable rise in the demand for platinum jewellery whereas higher prices in 2010 resulted in a considerable decline in demand for platinum jewellery. Management expects the demand for platinum jewellery is to grow in 2012 because of higher expected Chinese demand.

Anooraq derives its revenues from PGM production through the sale of metal-in-concentrate produced at the Bokoni Mine to RPM in terms of a dedicated concentrate sale agreement. The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to the Concentrate Agreement. The Concentrate Agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend the Concentrate Agreement for a further five year term to July 1, 2019. Refer to Section 4A “2012 Refinancing and Restructuring Developments” for details of the joint announcement by Anooraq and Anglo Platinum released February 2, 2012 which includes, amongst others, the proposed extension of the Concentrate Agreement through to 2020 on the same terms and conditions. This metal-in-concentrate contains various payable metals, the most material of which are precious metals, being platinum, palladium, rhodium and gold, as well as base metals, containing copper and nickel. On delivery of the Bokoni metal-in-concentrate to Anglo Platinum, metal assays are performed in order to assess metal content and Anglo Platinum then pays Anooraq for such metal-in-concentrate based on a formula relating to spot metal pricing, less smelting and refining charges, as well as penalties (if applicable). Revenue from the sale of concentrate, which is Anooraq’s sole revenue stream, for Fiscal 2011 was $144.4 million (ZAR1,055.6 million) compared to Fiscal 2010 of $148.3 million (ZAR1,052.4 million).

There are three major PGM producers in South Africa with smelting and refining capacity in South Africa, producing in excess of 80% of total PGM production from South Africa. The balance of production comes from smaller PGM producers, the majority of which produce and sell metal-in-concentrate to one of the three major producers for smelting and refining in terms of an off-take agreement.

Underground mining operations in South Africa are labor intensive with 60% of operational expenditure at the Bokoni Mine applied to labor. The Bokoni Mine has approximately 3,500 employees and approximately 1,800 contractors. The mine employees are represented by three labor unions and wage negotiations are generally held every two years with a one to two year wage accord being agreed subsequent to such negotiations.

The Company believes that its relative competitiveness within the PGM sector remains poised to improve. The Company holds a relative advantage at its operations as its average reserve grade of 4.2 grams per tonne (“g/t”) (PGM) is greater than the South African PGM grade average of 3.5 g/t. It also holds an advantage in respect of mining depth, as the Company mines at an average mining depth of 220 metres below surface, while many other operations in South Africa are operating at 1,000 metres below depth. The Company projects that this advantage, together with established infrastructure at the Bokoni Mine operations and the fact that the Bokoni Mine operations have a 75% fixed cost base, is expected to result in the Company decreasing its unit cash cost relative to industry standard once the operations begin to produce increased PGM volumes during the anticipated 2012 to 2014 expansion growth phase at Bokoni Mine. The biggest challenge for the Bokoni Mine operations remains its low productivity rates when compared to its industry peers. The average operating efficiencies at the Bokoni Mine operations are currently 4.5 square metres per operating employees, which is 30% below certain of the Company’s competitors in South Africa. These low efficiencies are largely attributable to a lack of mining flexibility at the Bokoni Mine operations, an issue which the Company is working on improving through an intensive development programme which will establish a number of spare mining panels at the operations and create mining flexibility for stoping teams.

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

The ultimate royalty to be charged is formula-based, varying according to the profitability of mining operations. As the Bokoni Mine produces metal-in-concentrate (unrefined mineral resources) the minimum royalty payable with effect from March 1, 2010 is 0.5% of gross sales and the maximum royalty payable is 7% of gross sales, based on the following formula:

Royalty percentage payable on gross sales of unrefined metal produced = 0.5 + [(EBIT x 9)/gross sales]. The calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (2010 0.5%). For the 12 months ended December 31, 2011 the royalty expense was $0.6 million as compared to $0.5 million for the 12 months ended December 31, 2010.

Other

The Company concluded a number of agreements with respect to services at the Bokoni Mine with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include a limited off-take agreement whereby the Bokoni Mine sells the concentrate produced at the mine to RPM at market related prices.

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies are currently providing certain operational services to the Bokoni Mine at a cost that is no greater than the costs charged to any other Anglo American plc company for the same or similar services. See “2012 Refinancing and Restructuring Developments” for proposed operational arrangement.

The Bokoni Mine has approximately 5,300 employees (including approximately 1,800 contractors), including approximately 9 of who may be considered senior management.

Information on mineral rights and prospecting and mining permits is provided in Item 4.D. “Property, Plants and Equipment”.

4.C.   Organizational Structure

Below is a list of the Company’s subsidiaries.

Company	Country of Incorporation
		2011	2010

N1C Resources Incorporation	Cayman Islands	100%	100%

Anooraq Minera Mexicana ^	Mexico	-	100%

N2C Resources Incorporation *	Cayman Islands	100%	100%

Plateau Resources (Proprietary) Limited *	South Africa	100%	100%

Bokoni Holdings (Proprietary) Limited *	South Africa	51%	51%

Bokoni Mine (Proprietary) Limited *	South Africa	51%	51%

Boikgantsho (Proprietary) Limited *	South Africa	51%	51%

Kwanda (Proprietary) Limited *	South Africa	51%	51%

Ga-Phasha (Proprietary) Limited *	South Africa	51%	51%

Lebowa Platinum Mine Limited * #	South Africa	51%	51%

Middlepunt Hill Management Services (Proprietary) Limited * #	South Africa	51%	51%

^- Entity has been liquidated

*- Indirectly held

#- These entities are dormant

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

In the Western and Eastern Bushveld Complex, PGM mineralization is currently extracted from two main horizons within the layered sequence of intrusive rocks: the Merensky Reef and the UG2 chromitite (a layer consisting largely of the mineral chromite). The UG2 layer lies below and essentially sub-parallel to the Merensky Reef but the two units are separated by 15 to 400 m of intervening layered intrusive rocks. The Merensky Reef is platinum rich relative to the UG2, where platinum and palladium occur in more or less equal proportions. The UG2 typically contains significantly more rhodium than the Merensky Reef (i.e. 10% or more of total PGM in places). The Platreef occurs on the Northern Limb of the Complex. It is 100 to 250 m thick. The Platreef is mineralogically similar to the Merensky Reef but its platinum palladium ratios, at ~1:1, are more like those in the UG2 horizon.

The Bokoni Mine

The following technical information (page 39 to page 54) is derived from the technical report by Minxcon, written in compliance with NI 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Definition Standards, which describes the Bokoni mineral exploration, development and mining production. The January 2012 Technical Report is based on a detailed technical review of work performed by others and completed by the following independent qualified persons: HL. King, M.Sc (Geol.), G.D.Eng (Geostats), Pr.Sci.Nat., D. van Heerden, B.Eng (Min.Eng.), M.Comm. (Bus.Admin.), ECSA, MSAIMM, AMMSA, NJ. Odendaal, B.Sc.(Geol.), B.Sc.(Min.Econ.), M.Sc.(Min.Eng.), Pr.Sci.Nat., FSAIMM, MGSSA, MAusIMM, D. Clemente, NHD (Ext.Met.), GCC, MMMMA, FSAIMM.

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

Table 1: Bokoni Mine’s Mining License Areas.

Property	Area (ha)	Old Order License No.	Original Expiry Date	Date Conversion Granted	New Order License Number	Valid For
Middelpunt 420 KS	1 544.91	06/2003	17/12/2025	12/05/2008	LP	Up to 30 years
Diamand 422 KS	2 238.65				30/5/1/2/59/MR
Umkoanesstad 419 KS	2 635.10
Zeekkoegat 421 KS	2 127.69
Brakfontein 464 KS	2 391.04
Wintersveld 417 KS	2 459.75	23/2003	26/11/2013	12/05/2008	LP
Jagdlust 418KS	2 062.63				30/5/1/2/65/MR
Total	15 459.77

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

Surface structures

In addition to the various mine shafts, the Bokoni Mine’s surface structures include:

—	The mine buildings including: offices, change-houses and hostel facilities;
—	Workshops, compressor houses and stores;
—	Concentrators (which includes milling); and

—	Tailings dams and waste rock dumps.

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

The Sekhukhuneland District of the Limpopo Province has a typical arid, temperate Southern African climate. In the summer (September/October to March/April) day-time temperatures can reach the mid to high 30°C cooling to just below 20°C overnight. Rainfall occurs between November and March and annually can be between 300 millimetres (“mm”) and 500 mm.

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

Infrastructure

Power

The Bokoni Mine’s electricity requirements are provided directly from Eskom, the South African national power utility. The mine has a contract with Eskom that guarantees a notified maximum demand of 40 MVA but the actual steady state use is around 30 MVA. Eskom supplies all power to site via the Middelpunt 132/22 kV substation. In-feed to this substation is via two separate and independent 132 kV overhead line structures, each from a different substation on the Eskom grid. There is thus true ring / dual feed to site.

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

NERSA has released its decision on Eskom’s tariff increase applications. The effect of this decision is that power tariff increases in South Africa will be affected as follows:

2011/2012 :     25.1%

2012/2013 :     25.9%

The net effect of this decision is that current power input costs at mining operations in South Africa will increase by approximately 100% over the two year period. The Bokoni Mine is currently mining at relatively shallow depths with no major refrigeration requirements expected for the next 30 years of mining. Power costs currently comprise approximately 7% (varying summer and winter tariffs apply) of total operating costs at the mine operations. Accordingly, the power rate increases will increase operating costs by between 1.5% and 2% over the next year. The Bokoni Mine continues to focus efforts on power usage reduction initiatives as part of the efficiency improvement initiatives currently being implemented at the operations.

Water

The Bokoni Mine is supplied with raw water from the Olifants River via the Lebalelo Pipeline which was constructed and is operated by a Water Users Association predominantly made up of mines in the area. Additional water is available from the dewatering of the mines. Potable water is supplied from five boreholes supplying 30 to 50 kl per day. It is pumped into a Braithwaite tank for storage and then used on site. There is also a filtration plant used as a backup to meet plant service water needs. It is unlikely that the Bokoni Mine will suffer business interruption losses due to water shortages.

Tailings dams

There are two tailings dams at the Bokoni Mine, the Merensky tailings dam and the UG2 tailings dam, both of which are located near the Concentrators. The Merensky tailings dam has an area of approximately 70 ha and the UG2 tailings dam has an area of approximately 63 ha.

The current tailings dams have a combined capacity of 170 kilo tonnes per month (“ktp”) at a maximum rate of rise of 2.5 m per annum. This is adequate for current production levels.

Waste rock dumps

Waste rock dumps are located adjacent to the various shafts to accommodate the broken waste rock hoisted from underground. The inert waste rock is used for construction and in future may be used to clad the slopes of the tailings dams.

Personnel

Organisational structure and compliment

The Bokoni Mine’s organisational structure is similar to other South African mines, whereby production is divided into the departments of mining, engineering and services. Services include mineral resource management, finance, human resources, health and safety and the concentrator. Each department is managed by a head of department who reports to the general manager.

As required by South African statute, various persons are legally appointed to their positions, including the mine manager and his immediate subordinates as well as the engineering manager and his subordinates. Appointed managers are obliged to ensure that the mining activities are carried out according to the Minerals Act regulations and/or codes of practice/standard procedures drafted and adopted by the Bokoni Mine.

The Bokoni Mine at December 31, 2011 employed a total of 5,324 people across all disciplines and in all categories, as shown in Table 2 below.

Table 2. The Bokoni Mine employee compliment

Patterson Grade	Description	Actual
A	Semi-skilled: General workers	458
B	Skilled: Artisan and miners	2,541
C	Supervisor: Foremen	420
D	Middle Management	70
E	Senior Management	9
F	Contractors	1,826
TOTAL		5,324

The above labour compliment includes all personnel necessary for the current operations.

Employment policy

The Bokoni Mine’s employment policy is to include all core skills from rock-face to manager as permanent ‘payroll’ employees. An agreement was reached with unions to the effect that contract labour would be utilised on UM2 shaft, which has a limited life of mine, in order to enable the mine to use its own employees on the build up of production on the long life Brakfontein mine.

The Bokoni Mine, however, continues to employ contractors in certain non-core activities.

Skills shortage and development

The Bokoni Mine suffers from the industry-wide skills shortage, particularly in the mining processing and engineering disciplines. Currently the Bokoni Mine has a Skills Retention Policy which includes various initiatives to retain employees with scarce skills including retention allowances. The skills shortage as at December 31, 2011 is summarised in Table 3.

Table 3. Current Bokoni Mine critical skills shortage

Description	Actual	Required	Shortage
Shift Supervisors	54	61	7
Miners	90	94	4
Mine Overseers	10	13	3
Artisans	92	97	5
Engineers	3	4	1
Mining Managers	1	3	2
Total	250	272	22

The skills shortage is also being addressed through training and development. The Bokoni Mine still enjoys the benefit of Anglo Platinum’s skills capacity pool, its Learnership and Candidateship programmes for miners and mining equipment operators. Targeted recruitment continues to take place at the mine.

The Bokoni Mine training centre has been accredited by the Mining Qualifications Authority (“MQA”) and in house training takes place for all core occupations. The mine also utilises Anglo Platinum training facilities on a pay for use basis. The Bokoni Mine has an adult basic education training programme and an HIV/AIDS prevention programme in place. The local community also benefits from these programmes.

Bokoni also received an accreditation to present the safety representative training from MQA.

History

The production history for the last three years is shown in Table 4 below.

Table 4. Production summary for the past three years

	2009	2010	2011
Tonnes Milled	943,403	1,044,084	1,047,401
4E In Situ Grade	5.09	5.04	4.83
4E Oz Produced	116,586	116,164	113,625

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

Figure 3. Regional geological setting – Bushveld Igneous Complex

Alkaline intrusions
Lebowa Granite Suite
Rashoop Granophyre Suite
Rustenburg Layered Suite
Rooiberg Group
Transvaal Sequence
N
Eastern Limb
Potgietersrus
Burgersfort
Steelport
Groot Marico
Warmbaths
Stofberg
Middelburg
Dullstroom
Rustenburg
PTA
JHB
Bethal
100 km

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

The Merensky is a feldspathic pyroxenite reef horizon and is stratigraphically situated 350 m above the UG2 and is near the top of the Upper Critical Zone. The Merensky is located below the three to six meter thick Merensky Pyroxenite layer and above the Merensky Norite layers. Two thin chromite stringers are discontinuously developed with the upper stringer positioned 20 cm to 25 cm from the Merensky Pyroxenite hanging-wall contact, and the lower stringer located on or just above the Merensky Pyroxenite’s basal contact. In the absence of a consistently developed chromite stringer, the upper contact of the Merensky Pyroxenite layer assists to define the top position of the Merensky horizon and is a guide for sampling purposes and on-reef mining. The Merensky hanging wall stratigraphic sequence is typified by medium to coarse grained feldspathic lithologies, ranging in composition from mela-norites to anorthosites. The Merensky footwall stratigraphic sequence has a sharp footwall contact, usually marked by the lower chromite stringer. While the top contact tends to be planar, the basal contact is undulating as a result of thermo-chemical erosion of the more mafic Merensky lithologies with their underlying felsic lithologies. This contact is often associated with a thin anorthosite layer (approximately 3 cm thick) that probably formed as a secondary reaction product of thermal erosion.

The UG2 is stratigraphically situated approximately 350 m below the Merensky and is separated by a series of well layered sequences. The UG2 is comprised mainly of this well defined chromitite layer together with minor hanging wall and or footwall constituents. The average width of the UG2 is 70 cm. It is overlain by a medium-grained poikilitic feldspathic pyroxenite that averages 9.85 m in width, and hosts a variable number (generally up to four) of very thin chromitite layers. The position of these stringers is important to the mining of the UG2. The UG2 is underlain by a pegmatoidal feldspathic pyroxenite layer of approximately 0.75 m in width which is commonly host to disseminated chromite and some base metal sulphide occurrence within close proximity to the UG2. The UG2 elevation isopachs indicate a relatively undisturbed tabular and gently dipping layer. UG2 widths generally increase to the west from an average of 67 cm on Umkoanestad to 74 cm on Zeekoegat. There is no evidence of severe undulations to this layer that would adversely affect the planned mining method. Severe undulations of the UG2 are known to hamper mining by increasing dilution and off-reef mining.

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

Exploration

The geological exploration and evaluation process involves reconnaissance, planning, diamond drilling, core logging and sampling, trenching and sampling, soil sampling, aeromagnetics, ground magnetics, mapping, processing, interpreting and modelling.

The Bokoni Mine has been the focus of various exploration activities since 1964, with six phases of exploration having been carried out, all involving diamond drilling. Activities have centred on the Merensky, and only since 1999 has considerable focus been directed at the UG2.

The UG2 has limited exposure along the hills located along the northern boundary of the Bokoni Mine. Where the outcrop exists on the Umkoanestad and Wintersveld farms, it has been mapped. A number of dolerite dykes outcrop in these hills and have also been mapped. During 2002, a trenching program was conducted along the western UG2 outcrop areas on the Zeekoegat farm. Twenty-six trenches were excavated across this property, resulting in an accurately mapped UG2 sub crop position.

Routine underground exploration is conducted by means of mapping and diamond drilling. This serves to enhance the detail of geological information as the mine is developed.

No exploration was performed during 2011.

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

The PGM mineralization occurs in solid solution with sulphides, sulpharsenides, arsenides, bismuthides, tellurides, bismuthotellurides and alloys. PGM-sulphides, tellurides, and alloys are the main constituents of mineralization in the UG2. The PGM prill split for the UG2 is broadly Pt 42%, Pd 46%, Rh 9%, and Au 2%.

Drilling

At the Bokoni Mine, after reconnaissance and planning, borehole drilling sites are identified using GPS technology and then drilled by a reputable South African contract drilling company. All diamond drilling of recent years has ensured intersections for both the Merensky and UG2 are drilled. The Merensky and UG2 are separated by some 350m of intermediate stratigraphy.

Surface drill holes are distributed across the Bokoni mining licence area, with a closer drill grid spacing across the Brakfontein property. This is due to the targeting of the Brakfontein Merensky project and its associated study level requirements for obtaining higher confidence levels. The deeper areas have appropriately increased the drill grid spacing and are confirming the presence of the Merensky horizon.

Underground drilling is conducted ahead of the mining face to determine continuity of the reef, intersect gasses and water ahead of the mining face and to identify geological structures that may impact on mining.

Sampling and Analysis

Core logging and sampling

Core logging is undertaken by qualified geologists where all boreholes and their deflections are accurately logged in terms of lithology, mineralisation, alteration and structure. Logging details are entered directly into a database, making use of the Sable software package designed for this purpose. Geotechnical and structural logging is also carried out by geotechnical staff and structural geologists.

During the logging process, the sampling interval through the mineralised succession is determined and individual samples measured, marked-off and numbered according to standards. Sampling is done continuously throughout the sample section. Measurements and marking of sample lengths/widths are carried out according to the Bokoni Mine standards.

Once the sampling and logging of the boreholes is completed, the remaining core is stored on core racks. The sample intervals and numbers are replicated onto the remaining core surface for reference, and future re-sampling if necessary. The sampling data is fully documented and recorded on site, with records of all sampling maintained.

The sampled borehole core (intersections of Merensky and UG2) is then assayed for individual PGM content, as well as density and Cu and Ni contents.

Underground sampling

All on-reef development is sampled. The interval between sections is a minimum of 10 m and a maximum of 20 m. Advanced strike gully (“ASG”) sampling is done at 20 m intervals. ASG samples are approximately 30 m apart in the true dip direction. This creates a pseudo grid of 20 m by 30 m.

The sampler is responsible for accurately recording the true distance of the sampled sections from underground survey pegs. Underground sampling is typically done by means of cutting channels using a rotary diamond saw machine powered by compressed air.

The sampler records all geological features such as reef characteristics, prominent alterations, hanging wall or footwall, faults or dykes, potholes or major rolls and occurrences of reef left in the hanging wall or footwall. Deviations and anomalies are reported to the responsible geologist.

Each sample is carefully placed in a clean plastic bag and a bar coded sampling ticket is pasted on the bag and closed. Samples are captured in the Mineral Resources Management database by the sampler on the same day. The sampler is responsible for ensuring that his sections are captured correctly.

Sample preparation, analyses, and security

A variety of analytical techniques have previously been used in assaying samples. Since 2000, diamond core samples have been sent to Anglo Research (previously Anglo American Research Laboratory) in Crown Mines where they are analysed for PGMs, Ni and Cu. The laboratory is operated by a subsidiary of Anglo American and is International Standards Organisation 17025 accredited.

Core samples are cut, split, bagged and checked against accompanying sample requisition sheets and sample descriptions by the geology department after which they are dispatched for analysis.

Samples are analysed for Pt, Pd and Au using fire assay (lead-collector and gold as co-collector) with inductively coupled plasma (“ICP”) finish. 3E is Pt+Pd+Au, for Rh (where 3E is greater than 1.5 g/t) using fire assay (lead collector and palladium as co-collector) with ICP finish and Cu and Ni using X-ray fluorescent analysis. Density is measured using Grabner pycnometer.

The laboratory has a comprehensive assay quality control system that includes blanks, certified reference materials, in-house reference materials, and twin streaming/replicate analyses.

Care is taken during the handling of samples to avoid potential cross-contamination or misplacement of samples. High and low grade materials are processed in completely separate areas throughout the laboratory, using dedicated and clearly labelled equipment. Samples are weighed and checked upon receipt. Quarry quartz is crushed and milled between individual batches to avoid any possible carry-over. This quartz is analysed with the batch and this data reported on during progress meetings.

Apart from basic sample preparation, there is currently no analytical laboratory at the Bokoni Mine. The Bokoni Mine utilises the facilities at the Polokwane Smelter Complex (for assays of the mill feed, tailings and underground samples) and AR (assays of concentrate samples).

Bokoni Mine Operations

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

The Bokoni Mine produces both Merensky and UG2 ore. Merensky production originated at the Vertical Shaft operations and was subsequently expanded to include the UM2 Decline operations and most recently the Brakfontein Shaft. UG2 production commenced in 2001 at the Middelpunt Hill operations, via a number of adits and has recently developed into underground operation at the Middelpunt Hill.

The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 reef horizons. The Bokoni Mine has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans in 2014. The Bokoni Mine has an extensive shallow ore body, capable of supporting a life-of-mine plan that is estimated to exceed 39 years. Current mining operations are being conducted at shallow depths, on average 200m below surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production for Fiscal 2011 averaged 87,283 tpm of ore from its UG2 and Merensky reef horizons, which was in line with Fiscal 2010 production. UG2 production is mined exclusively from the Middelpunt Hill shaft (“MPH”) which consists of four adits and two underground levels. Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to be maintained at its current production levels of 10,000 tpm over the next three years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 30,000 tpm, to a steady state production level of 120,000 tpm by 2018 (previously 2016 – extended as a result of a change in the life-of-mine plan). On completion of the initial ramp up phase to 2016, it is anticipated that the Bokoni Mine will produce 160,000 tpm of ore (240,000 PGM ounces per annum) consisting of 120,000 tpm from the Merensky reef and 40,000 tpm from the UG2 reef.

Given the magnitude of the Bokoni Mine’s ore body, lying open at depth with its numerous attack points, management is of the view that the Bokoni Mine has the potential to be developed into a 375,000 tpm (570,000 PGM ounces per annum) steady state operation in the medium to longer term.

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

The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods, and stoping is conducted using hand held electric drilling machines.

The MPH shaft is in the process of converting the transport of broken ore from its current mechanized hauling system to a conveyor belt transport system similar to that of Brakfontein shaft. Vamping opportunities in the older adit areas are being investigated to supplement underground mining production.

The Bokoni Mine, at the current metal prices and U.S. Dollar exchange rate against the ZAR, is cash flow negative at an operational level (before depreciation and interest expense) as a result of the ramp up phase of the mine and operational issues (underperformance at certain shafts) currently being experienced. Management expects the Bokoni Mine to become cash flow positive after capital expenditure towards the end of 2015 if production levels increase and the commodity prices for the PGM basket and U.S. Dollar exchange rate against the ZAR continue at current levels. See “Cautionary Note Regarding Forward-Looking Statements”.

When Anooraq took management control of the Bokoni Mine in 2009, the Company determined that the production rate should be increased significantly from levels of around 85 000 tonnes per month (tpm) to around 160 000 tpm, in order to reflect the true quality and scale of the Bokoni Mine mineral resource. The planned growth in production was to be achieved by realising the planned production ramp up at the newly developed Brakfontein merensky project.The Bokoni Mine was expected to increase production from 115 000 4E PGM ounces to 270 000 4E PGM ounces by 2014.

However, the original ramp up profile has proven difficult to achieve due to a number of technical and leadership challenges at Bokoni Mine, resulting in production remaining flat over the last two years under Anooraq management. As a consequence, Anooraq and its 49% interest partner, Anglo Platinum, undertook a strategic review of the Bokoni Holding Group, as well as key technical and financial assumptions informing the Bokoni Transaction. The outcome of the review resulted in a new strategic plan for the Bokoni Holdings Group, that would look to accelerate production growth at the Bokoni Mine.

The new growth plan, accelerates production by expanding UG2 production by 80 000 tpm through the Delta 80 Project. The new planned production profile is indicated in the figure below:

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

The above-mentioned extent of the Bokoni Mine requires a tailored depletion strategy, including various phases. Therefore the mining rights area has been divided into a series of mining blocks according to strike length, of approximately 6 km and depth, no more than nine production levels per shaft system.

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

Currently, UG2 ore is produced exclusively from the Middelpunt Hill shaft, which comprises a number of adits and underground development. Production from the adits will be exhausted in the near future and UG2 production will be replaced by production from underground development. Production at Middelpunt Hill is currently 35,000 tpm and will be increased to a steady state level of 120,000 tpm by 2020.

The Bokoni Mine currently has two concentrator plants, one for the processing of ore from the Merensky ore and the other for the processing of ore from the UG2. These concentrators are situated adjacent to one another close to the Vertical shaft.

The Merensky concentrator (capacity 100 ktp) is currently dedicated to processing Merensky ore from the Vertical shaft, UM2 Inclined shaft and Brakfontein shaft. The UG2 concentrator (capacity 65 ktp) is dedicated to processing ore from the Middelpunt Hill UG2 adits and decline. Capacity at the UG2 concentrator is planned to be increased by 100,000 tpm by 2015.

Merensky MF3 Plant

The current 100 ktp Merensky concentrator, built in 1990/91 was upgraded in 2009 from 85 ktp to 100 ktp. The concentrator includes three milling stages with inter-stage flotation circuits. By today’s standards, the Merensky concentrator employs older technology but nevertheless maintains high operating efficiencies and availability.

UG2 MF2 Plant

The 65 ktp UG2 concentrator includes two milling stages with inter-stage flotation circuits (MF2). It is a dedicated concentrator, constructed in 2000 to treat UG2 ore that has subsequently been mined at the Middelpunt Hill adits. The UG2 concentrator can treat Merensky ore and tests conducted, indicated that acceptable recoveries on Merensky Reef was achieved. Approximately 20 ktp of Merensky ore will be treated in the UG2 concentrator when Merensky production reaches a steady state of 120 ktp. The UG2 concentrator is located adjacent to the Merensky concentrator and is similarly well maintained, providing good operating availability.

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

As per common practise in concentrate sale agreements, various penalties, for concentrate not meeting the agreed specification, are provided for in the off-take agreement and are deductible from the price payable for concentrate. These costs include penalties for excess moisture or chrome and concentrate grade below 185 g/tonne (4E).

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

The annual Mineral Resource and Reserve Statement for the Bokoni Mine were updated as of December 31, 2011. The QPs responsible for the updating of the mineral resource is Mr G. Mitchell Pri. Sci. Nat., Mr A. Deiss, Pri. Sci. Nat. and Dr W.D. Northrop., (Independent consultants at ExplorMine). The QP responsible for updating the mineral reserve is Mr. B. Reddy, Pri. Sci. Nat. (Executive: Mineral strategy and exploration at Anooraq). In the opinion of the QPs, there are no material changes in the resource and reserve estimates of 2011 as compared to the 2010 mineral resource and reserve estimates as quoted in the Technical report.

The Mineral Resource and Reserve Estimates as at December 31, 2011 are shown in Tables 3 and 4 below. Mineral Resource estimates in the tables include Mineral Reserves. There have been no material changes in the Mineral Resource and Reserve year on year. The major difference is due to depletion by mining activities over the last year.

Table 5: Mineral Reserves Tabulation for the Bokoni Mine as at December 31, 2011

Bokoni Platinum Mine			Total			Attributable to Anooraq Resources
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t	Pt Grade g/t	Pd Grade g/t	Rh Grade g/t	Au Grade g/t

Ore Reserves	Proved	MR	21.2	4.08	2.8	51.0	10.8	4.08	1.68	1.99	0.34	0.07
	Probable	MR	8.1	3.67	1.0	51.0	4.1	3.67	1.51	1.79	0.30	0.07
	Total Reserve	MR	29.3	3.97	3.7	51.0	14.9	3.97	1.63	1.94	0.33	0.07

Bokoni Platinum Mine			Total			Attributable to Anooraq Resources
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t	Pt Grade g/t	Pd Grade g/t	Rh Grade g/t	Au Grade g/t

Ore Reserves	Proved	UG2	17.0	5.50	3.0	51.0	8.7	5.50	2.27	2.69	0.45	0.10
	Probable	UG2	20.8	5.26	3.5	51.0	10.6	5.26	2.17	2.57	0.43	0.10
	Total Reserve	UG2	37.8	5.37	6.5	51.0	19.3	5.37	2.21	2.62	0.44	0.10

Notes:

(1)	The QP responsible for the compilation of the mineral reserves is B. Reddy, B.Sc. Pri Sci. Nat., Executive : Mineral Resource Management at Anooraq.
(2)	The mineral resources are inclusive of mineral reserves.
(3)	The mineral reserves are inclusive of dilution and recovery factors.
(4)	The grade indicated is the mill delivered grade.
A cut-off grade of 2.58 g/t for the Merensky Reef was applied.
A cut-off grade of 3.23 g/t for the UG2 Reef was applied.
(5)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral reserves.
(6)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Table 6: Mineral Resources Tabulation for the Bokoni Mine as at December 31, 2011

Bokoni Platinum Mine			Total			Attributable to Anooraq Resources			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t
		Reef type	Mt	Grade 4E g/t	Containing	Attributable %	Mt	Grade 4E g/t
					4E Moz
Mineral Resources	Measured	MR	43.3	5.15	7.2	51.0	22.1	5.15	3.16	1.51	0.18	0.30
	Indicated	MR	53.6	4.88	8.4	51.0	27.3	4.88	3.00	1.42	0.18	0.29
	Meas + Ind	MR	96.9	5.00	15.6	51.0	49.4	5.00	3.07	1.46	0.18	0.30
	Inferred	MR	128.8	4.89	20.2	51.0	65.7	4.89	3.02	1.41	0.17	0.30
	Total Resource	MR	225.7	4.94	35.8	51.0	115.1	4.94	3.04	1.43	0.17	0.30

Bokoni Platinum Mine			Total			Attributable to Anooraq Resources			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t

Mineral Resources	Measured	UG2	96.6	6.49	20.2	51.0	49.3	6.49	2.67	3.17	0.53	0.12
	Indicated	UG2	124.3	6.30	25.2	51.0	63.4	6.30	2.62	3.04	0.53	0.11
	Meas + Ind	UG2	220.9	6.38	45.3	51.0	112.7	6.38	2.64	3.10	0.53	0.11
	Inferred	UG2	147.6	6.40	30.4	51.0	75.3	6.40	2.61	3.15	0.52	0.12
	Total Resource	UG2	368.5	6.39	75.7	51.0	187.9	6.39	2.63	3.12	0.53	0.12

Notes:

(1)	The QPs responsible for the compilation of the mineral resources are G. Mitchell Pri. Sci. Nat., A. Deiss Pri. Sci. Nat. and Dr. W. Northrop. All QPs are independent consultants to Anooraq.
(2)	The mineral resources are inclusive of mineral reserves.
(3)	The mineral resources are inclusive of dilution and recovery factors.

(4)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied.
A cut-off grade of 3.23 g/t for the UG2 Reef was applied.
(5)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral resources.
(6)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Estimation Methods

The Mineral Resource estimates for precious and base metal grades, thickness, density take a practical mining width cut into account. The total 4E PGM grade is the summation of the individual prill split grades for Pt, Pd Rh and Au.

The modelling procedure adopted was as follows:

—	the overall dip per farm was used to calculate the true reef thickness. Dip corrections were applied for true mining cut thickness per area, taking average dip angles into account:

Zeekoegat and Diamand:        25°

Middelpunt:                             22°

Umkoanestad:                          18°

Brakfontein:                             16°

—	Modelling was completed using Datamine mining software in two dimensions.

—	The validated boreholes and underground samples were combined, compared and investigated geostatistically in order to characterize and optimise the estimation process.

—	Statistical and variogram analyses were completed.

—	The reef was investigated for the presence of distinct geological and statistical domains.

—	The ordinary kriging estimation technique was used for estimation of all the variables.

—	For the block model estimates, block size dimensions of 250 m by 250 m were used within and immediately adjacent to workings. The block dimension for the remainder of the area was 500 m by 500 m.

—	A minimum of seven and a maximum of thirty samples were required within the search ellipse for interpolation. This was kept the same for all variables.

—	The resource tonnages were estimated using kriged density and thickness estimates, modified by dip correction factor and geological loss factor.

—

The Mineral Resource estimates used for mine planning and reporting are contained in a block model that is a combination of the kriged hangingwall, channel and footwall layer estimates, weighted according to the kriged density and respective thicknesses.

—	The Mineral Resource estimate considers optimum stope width cuts.

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

The Resource and Reserve conversion factors used for the estimation are shown in table 7 below.

Table 7: Resource and Reserve conversion factors

Reef Type	Geological Loss	Dip	Pillar Losses	Extraction %	Dilution by Mining Activities	MCF	Off Reef Dilution
UG2	15%	21[o]	10.6%	89.4%	6%	94.2%	5.7%
Merensky	20%	22.8[o]	6.9%	93.1%	7.9%	97%	5.7%

Known issues that materially affect mineral resources and mineral reserves

There are no issues that materially affect these Mineral Resources and Mineral Reserves. The Bokoni Mine has successfully mined and processed Merensky Reef and UG2 and have economically produced 4E concentrate for the last twenty five years.

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

Tax and Royalties

The current South African Income tax regime for companies applies to Bokoni and includes the following tax regime:

—	Company income tax rate of 28 % on taxable income.
—	Secondary tax on companies (“STC”), a tax on dividends declared, of 10%, until March 2012, after which STC is abolished and replaced with 15% withholding tax.

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

The ultimate royalty to be charged is formula-based, varying according to the profitability of mining operations. As the Bokoni Mine produces metal-in-concentrate (unrefined mineral resources) the minimum royalty payable with effect from March 1, 2010 is 0.5% of gross sales and the maximum royalty payable is 7% of gross sales, based on the following formula:

Royalty percentage payable on gross sales of unrefined metal produced = 0.5 + [(EBIT x 9)/gross sales]. The calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (2010 0.5%). For the 12 months ended December 31, 2011 the royalty expense was $0.6 million as compared to $0.5 million for the 12 months ended December 31, 2010.

Life of Mine

The Life of Mine (“LOM”) strategy entails the mining of both the UG2 and Merensky reefs from the various shafts. The UG2 reef will be mined at Middelpunt Hill shaft, whilst the Merensky reef will be mined at Vertical shaft, UM2 shaft and Brakfontein shaft. The LOM for Bokoni Mine is approximately 39 years for the UG2 reef and 28 years for the Merensky reef.

The current LOM plan increased from about 1.4 Mtpa in 2012 to a steady state level of approximately 2.7 Mtpa by 2016 and maintained till 2032. The ore mix consists of equal proportions of Merensky and UG2 reef till about 2032, at which point Merensky reef is mined out. Approximately 138,000 m of primary reef development and 460,000 m of primary waste development will be required to maintain the LOM production profile.

Expected payback period of capital

Total capital expenditure over the LOM is estimated at $1.084 billion (ZAR8.608 billion), of which approximately $377.7 billion (ZAR3 billion) is project capital. Payback period on the capital investment is estimated to be eight years.

Plans for Expansion

Current production levels at Bokoni are approximately 100 ktpm of ore from its UG2 and Merensky horizons. UG2 production is exclusively from the Middelpunt Hill operations, which consists of four adits and a decline system that access two underground levels. Merensky production is from the Brakfontein, Vertical and UM2 Shafts.

Production at the Vertical and UM2 shafts are expected to be scaled down over the next three to five years and Merensky production will be exclusively from the Brakfontein operations. Production at Brakfontein is expected to be ramped from from its current level of 30 ktpm to 120 ktpm over the next five to seven years.

UG2 production at Middelpunt is expected to be ramped up to 125 ktpm with the next five to seven years by continuing with the underground decline to access another four levels.

The planned production increase results from the development of Anooraq’s existing proven and probable reserves. No new surface infrastructure is required for the expansion as this is derived from development of the underground infrastructure at the existing Brakfontein and Middlepunt Hill shafts.

There are a number of opportunities to increase production by the development of new shafts at Zeekoegat and mining UG2 from the Brakfontein infrastructure. Bokoni also has extensive resources at depth, below the current Vertical and UM2 operations.

Environmental liabilities and matters

The Bokoni Mine had environmental liabilities estimated at $8.4 million at December 31, 2011.

The Company intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and metals from plant clean-up at the time of mine closure.

The Company currently had $2.9 million invested in Environmental Rehabilitation Trust Funds at December 31, 2011.

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that these operations are carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

—	premature closure;
—	planned decommissioning and closure; and
—	post closure management of residual and latent environmental impacts.

The shortfall of $5.5 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is funded through guarantees from Anglo Platinum and will be re-negotiated in June 2012.

Anooraq’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Company has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

Currently, the most significant environmental liabilities that have been identified at Bokoni Mine are dust generation from the tailings dams and seepage of contaminated water from the settling dams.

The consolidated Merensky tailings dam at the Bokoni Mine has been identified as a major source of dust in this relatively arid area. At present, some remedial steps have been undertaken to allay the dust and these include partial vegetation of the slopes of the dam as well as constructing wind-screens on the top of the dam. Both are considered inadequate and in the longer term as legislation becomes stricter it is expected that the slopes and top of the tailings dams will have to be clad with rock and/or adequately vegetated.

Initial shallow underground mining at the Bokoni Mine intersected both weathered and fractured overlying aquifers. Therefore, there is an ongoing seepage of ground water into the workings from the Rapholo River. In addition, water from the decant water catchment dam below the tailings dam also seeps into the workings. Total ingress is in the order of 11,000 cubic metres per day. Subsequently there is on-going pumping of a significant amount of water out of the mines and into surface settling dams. Currently, the existing Water Usage Licence (“WUL”), granted in October 2008, permits discharge up to 1.9 million cubic metres of water annually into the Rapholo River until April 2009. The Bokoni Mine requested an amendment to the WUL, which was declined by the Department of Water Affairs, but an appeal was submitted to the water tribunal. Currently a water study is in progress to update the water model for the mine, to increase the understanding of the aquifer. No water was discharged into the Rapholo River during 2011.

The Ga-Phasha Project

The following technical information (page 55 to page 61) is derived from the technical report by ExplorMine Consultants, written in compliance with NI 43-101 and the CIM Definition Standards, which describes the Ga-Phasha Project’s mineral exploration. The March 2012 Technical Report is based on a detailed technical review of work performed by others and completed by the following independent qualified persons: A. Deiss, B.Sc.(Hons), Pr.Sci.Nat., MSAIMM, B. Northrop, PhD, GDE, Pr.Sci.Nat., FGSSA, FSAIMM, G. Mitchell, B.Sc.(Hons), B.Com, Pr.Sci.Nat., MSAIMM, MGSSA.

Agreements

Anooraq holds a 51% interest in the Ga-Phasha property through Holdco as described under Item 4.A. above. The Ga-Phasha Project will be divided into an eastern section comprising the farms Pashaskraal and Avoca and a western section comprising the farms Klipfontein and De Kamp. On completion of the refinancing transaction, referred to under Item 4 under “2012 Refinancing and Restructuring Developments”, the eastern portion of the Ga-Phasha Project will be sold to Anglo Platinum and the western portion will be incorporated into the adjacent Bokoni Mine.

Location and Property Description

The Ga-Phasha Project is located on the Eastern Limb of the BIC in South Africa, approximately 45 km north northwest of the Limpopo Province town of Steelpoort and 250 km northeast of Johannesburg. The property consists of four farms, covering an area of approximately 9,700 ha, held by GPM, a wholly owned subsidiary of Bokoni Holdings.

The Ga-Phasha Project area is located on the northern extremity of the Eastern Limb of the BIC. The platiniferous horizons of interest at the Ga-Phasha Project area are the Merensky and the UG2 reefs, located in lithologies of the Critical Zone of the Rustenburg Layered Suite. In the Eastern Limb, the Critical Zone is developed over about 150 km of strike length in three areas separated by regional faulted systems. The Merensky Reef and UG2 outcrop over about 130 km, but also occur in down-faulted blocks and erosional outliers. In the Eastern Limb, the Merensky Reef comprises a facies somewhat different when compared to the equivalent reef that is developed within the Western Limb. In common, however, is the fact that in both the Eastern and Western Limbs, the mineralisation is hosted within the pyroxenite and between relatively narrow (2 mm to 5 mm) chromitite layers. The chromitite forms useful mining contacts that visually define the position of the orebody.

Distinctive pegmatoidal pyroxenite, such as that which contains the bulk of the mineralisation of the Merensky Reef in the Western Limb is present beneath the lower chromitite stringer in the Eastern Limb and, while this unit does contain elevated Platinum Group Elements (“PGE”) grades, the bulk of the continuous mineralisation is located within non-pegmatoidal (“porphyritic”) pyroxenite, but between two chromitite stringers.

Both the Merensky Reef and UG2 Reef horizons subcrop and in some instances outcrop in the area along a northwest-southeast trending strike length. The BIC layering dips from northeast to southwest at approximately 14º to 18º. The general structural geology is characterised by north-northeast and west-east trending dykes and faults with associated conjugated joint sets.

Several structural and lithological features occur locally in the Ga-Phasha Project area which remove or result in the disruption of normal Merensky and UG2 Reef occurrence and mineralisation, these include:

• Potholes which occur in both the Merensky and UG2 Reefs

• Bifurcation recorded only in the UG2 Reef horizon

• Dykes including dolerite, diabase, lamprophyre and syenite dykes

• Structural breaks including faults, shears and joints

• Alteration features including veins and alteration zones

• Pegmatiods and dunite replacement of the reefs

The origin of the PGE’s in the Merensky and UG2 Chromitite remains contentious and several hypotheses explain some of the features observed.

The mining and exploration techniques employed at Bokoni Mine are well established within the BIC style mineralisation. PGM mineralisation includes platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir). The precious metals gold (Au) and silver (Ag) and the base metals chrome (Cr), iron (Fe,) cobalt (Co), nickel (Ni) and copper (Cu) are often associated with PGM metals.

A combination of desurveyed surface borehole reef intercepts, previous structural interpretations, topography and an interpreted aeromagnetic survey was used by ExplorMine to complete a first principles structural interpretation. The top contacts, as determined during the reef coding process, of the Merensky and UG2 Reefs were wireframed as continuous surfaces honouring intersections.

Utilising boundary polygons and the reef intersections, wireframe surfaces were gridded. Mother surface boreholes were always used as the dominant indication of the surface as these intersections have downhole surveys. Where the mother borehole intersection was not available the next sequential intersection was utilised.

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Ga-Phasha site is located in a region of sparse development with little infrastructure. Access to the site is gained via gravel roads from Steelpoort or Burgersfort to the southeast and from Polokwane approximately 80 km to the northwest. Ga-Phasha is also accessible from the adjacent Bokoni Mine.

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

History

The Ga-Phasha and adjacent Bokoni Mine have undergone several ownership and name changes since commissioning. The present day Bokoni Mine was commissioned as Atok Platinum Mine (Pty) Limited by Anglo Transvaal Consolidated Mines (“Anglovaal”) in 1969 and was subsequently acquired together with the Ga-Phasha Project area by RPM in 1977. RPM was a subsidiary of Johannesburg Consolidated Investments Limited (“JCI”), in which Anglo American Corporation (“AAC”) held a significant equity interest.

In the mid-1990s, JCI was ‘unbundled’ and its platinum interests were listed separately as Lebowa Platinum Mines Ltd (“LPM”), which was later merged with Anglo Platinum’s other mines to become a wholly owned subsidiary of Anglo Platinum Limited.

In 2008, Anooraq entered into a Transaction Framework Agreement with Anglo Platinum, whereby Anglo Platinum sold to Anooraq an effective 51% of Lebowa Platinum Mine and an additional 1% interest in each of the Ga-Phasha, Boikgantsho and Kwanda Joint Venture Projects, resulting in Anooraq holding a controlling interest in each of these projects, for a total cash consideration of ZAR3.6 billion. Lebowa Platinum Mine was later renamed Bokoni Mine.

Anglovaal drilled 15 shallow Merensky Reef boreholes on the farm Klipfontein during the 1960’s. An extensive trenching programme along the UG2 Reef outcrop comprising 30 trenches was also conducted. The results of these programmes were obtained by RPM as part of the procurement of Anglovaal’s Atok interests.

The farm Paschaskraal had been the focus of Anglovaal’s drilling program in the 1960’s prior to the acquisition of the mineral rights by RPM and included boreholes to intersect the Merensky Reef. JCI/RPM had, however, secured significant mineral rights over properties held in trust by the South African Government for various indigenous tribes on the Eastern Limb and exploration was progressed in order to determine the geological extent and characteristics of the Merensky and UG2 mineralisation. In the 1980’s, JCI drilled additional boreholes to intersect the UG2 and Merensky Reefs.

Significant interest in the Eastern Limb was initiated in 1999 and was driven by the increasing demand (and robust forecast of demand) for PGMs. Since 2001, Anglo Platinum exploration activities have continued with a number of major exploration drilling programmes and related activities after a strategic decision to increase total PGM production. The UG2 was identified as a major target in the Ga-Phasha Project area.

Recent exploration activities by Anglo Platinum (up to 2008) have included the upgrading of the geological mineral resources for the area and diamond drilling to improve the overall coverage.

Several sets of exploration and mining data and associated sampling and assay data have been acquired over time in the Ga-Phasha Project area by previous and current owners. The standards applicable to the collection and interpretation of these data have largely remained consistent. The exploration data includes the following:

•	Surface boreholes
•	Underground boreholes
•	Aeromagnetic surveys
•	Underground channel sampling (sourced from Bokoni Mine)
•	Surface geological mapping
•	Underground geological mapping (sourced from Bokoni Mine)

Diamond drilling represents the largest exploration datasets for the Ga-Phasha Project area.

The bulk of the surface drilling in the Ga-Phasha Project area has been conducted during ownership of Anglo Platinum. Anglo Platinum employed contractors to conduct the drilling activity although diamond core logging and sampling was conducted by Anglo Platinum staff at the Driekop Exploration Base (located approximately 50 km southeast of Bokoni Mine). No single drilling contractor was used to complete the drilling and contracts were put out to tender at the beginning of each exploration phase.

There has been a considerable amount of exploration on the Klipfontein and Paschaskraal farms by past operators such as JCI, Anglovaal and Anglo Platinum, with well over 300 drill holes completed.

Initial metallurgical test work by Anglo Platinum showed a very good flotation response with negligible effects from dilution and with platinum group element recoveries ranging from 92.7% to 96.5%. The good flotation response was attributed to the predominant association of PGM with base metal sulphides, which are coarser than those present in UG2 in the western Bushveld. Nickel, copper and sulphur recoveries were good for UG2 type ore, namely: 14 to 24% nickel, 77 to 86% copper and 83 to 90% sulphur.

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

Anooraq and Anglo Platinum undertook a property review in 2006. Several approaches were considered to optimize mining of the deposits at Ga-Phasha. UG2 was identified as the primary focus for development and the Merensky reef as warranting further study through additional drilling programs. As a result of this work, Anooraq and Anglo Platinum agreed on the parameters for a pre-feasibility study for the Project. Refer to the Technical Report titled “The Mineral Resource Estimate for the Merensky and UG2 Reefs for the Ga-Phasha Project Area, Limpopo Province, Republic of South Africa” dated March 30, 2012 by the QPs A.Deiss, B. Northrop and G. Mitchell.

Geological Setting and Mineralization

The Ga-Phasha Project area is underlain by rocks of the Upper Critical and Main Zones. The Main Zone is comprised of gabbros and ferro gabbros (iron and magnesium rich igneous rocks).

The two platinum bearing horizons at Ga-Phasha are the UG2 chromitite and the Merensky Reef, both of which occur within the Upper Critical Zone. The sequence strikes northwest southeast and dips in a westerly direction towards the center of the Bushveld Complex. The dip decreases on a regional scale from approximately 30 degrees in the north to approximately 10 degrees in the south. In general, the Reefs are separated by a package of norites and anorthosites, averaging some 390 m in thickness.

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

AARL Procedures

Samples are crushed in a jaw crusher to 2 mm. The entire sample is then milled to 85% – 75 microns or finer. An eight minute milling time is required. For Atomic Absorption, pulped samples are digested with a triple acid attack with perchloric, nitric and hydrofluoric acids. The acid attack is performed three times after which the solutions are transferred to 100 ml flasks and read on the Atomic Absorption Spectrometry for Cu and Ni. Four per cent of the samples are replicated. Two blanks and three reference standards are included in every batch.

Prior to X-ray fluorescence analyses, pulped samples are mixed with a styrene – wax binder (SASMU) and milled to mix in the binder and further reduce particle sizes. The samples are pressed into briquettes. The briquettes are read on the AARL PW 1404 X-ray Fluorescope for Cu and Ni. Mineralogical effects are evident in the briquettes – hence separate ‘type’ calibrations are critical for UG2 and Merensky type samples. Approximately 5% on the samples are replicated. Two reference materials are analyzed with every batch (max 100).

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

For Rhodium, all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples are weighed out and mixed with an appropriate flux for the material type. Palladium is used as a co-collector. The samples are fire assayed and the prills (material remaining from this process) dissolved in aqua regia and read on the ICP for Rh. One blank and two reference materials are analyzed with every worksheet (maximum thirty five).

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

The Mineral Resource Estimate has been updated and is detailed in the Technical Report titled, “ The Mineral Resource Estimate for the Merensky and UG2 Reefs for the Ga-Phasha Project Area, Limpopo Province, Republic of South Africa” dated March 30, 2012 by the QPs A. Deiss, B. Northrop and G. Mitchell.

ExplorMine Consultants was commissioned by Anooraq Resources Corporation (“Anooraq”) to complete a National Instrument 43-101 Technical Report following the principles of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves (“CIM Definition Standards”), in support of obligations in terms of Canadian Securities Regulatory Authorities.

The Mineral Resource estimation is based on historic borehole and mining (chip sampling) data collected since the 1960’s to present. The Report has been prepared based on a technical review by ExplorMine Consultants over a ten month period from December 2009 to October 2010 and in October 2011. The effective date of the Technical Report is March 30, 2012. The Technical Report is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, filed on March 30, 2012.

The tables below summarise the Mineral Resource Estimation.

Ga-Phasha <75 degrees rock temperature			Total			Attributable to Anooraq			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t	Cu grade %	Ni grade %
		Reef type	Mt	Grade 4E g/t	Containing	Attributable %	Mt	Grade 4E g/t
					4E Moz
Mineral Resources	Measured	MR	20.1	4.52	2.9	51.0	10.3	4.52	2.73	1.35	0.15	0.30	0.08	0.21
	Indicated	MR	37.7	4.97	6.0	51.0	19.2	4.97	3.04	1.44	0.18	0.31	0.08	0.21
	Meas + Ind	MR	57.8	4.82	9.0	51.0	29.5	4.82	2.93	1.41	0.17	0.31	0.08	0.21
	Inferred	MR	178.3	5.32	30.5	51.0	90.9	5.32	3.25	1.60	0.18	0.30	0.09	0.22
	Total Resource	MR	236.1	5.20	39.5	51.0	120.4	5.20	3.17	1.55	0.18	0.30	0.08	0.22

Ga-Phasha <75 degrees rock temperature			Total			Attributable to Anooraq			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t	Cu grade %	Ni grade %
		Reef type	Mt	Grade 4E g/t	Containing	Attributable %	Mt	Grade 4E g/t
					4E Moz
Mineral Resources	Measured	UG2	40.4	6.00	7.8	51.0	20.6	6.00	2.53	2.86	0.51	0.10	0.03	0.15
	Indicated	UG2	60.8	5.84	11.4	51.0	31.0	5.84	2.46	2.79	0.50	0.10	0.03	0.15
	Meas + Ind	UG2	101.2	5.90	19.2	51.0	51.6	5.90	2.49	2.82	0.50	0.10	0.03	0.15
	Inferred	UG2	209.8	6.25	42.2	51.0	106.9	6.25	2.61	3.00	0.54	0.10	0.04	0.16
	Total Resource	UG2	311.0	6.10	61.4	51.0	158.5	6.10	2.56	2.92	0.52	0.10	0.04	0.15

Notes:

(1)	The QPs responsible for the compilation of the mineral resources are G. Mitchell Pri. Sci. Nat., A. Deiss Pri. Sci. Nat. and Dr. W. Northrop. All QPs are independent consultants to Anooraq.
(2)	The mineral resources are inclusive of mineral reserves.
(3)	The mineral resources are inclusive of dilution and recovery factors.
(4)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied.

A cut-off grade of 3.23 g/t for the UG2 Reef was applied.
(5)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral resources.
(6)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

* Oxidised Mineral Resources are included in the estimate as follows: Merensky Reef 7.98 Mt at 4.28 4E g/t and 1.10 Moz 4E UG2 Reef 7.79 Mt at 5.98 4E g/t and 1.50 Moz 4E

# Mineral Resources above 75oC virgin rock temperature (greater than 2400 m below surface): Merensky Reef 0.45 Mt at 4.90 4E g/t and 0.07 Moz 4E

The QPs do not consider changes from the previous report to be material.

Exploration and Development

Anooraq and Anglo Platinum have completed a high level technical review to determine the optimal extraction strategy for the contiguous Bokoni and Ga-Phasha orebodies. The results of the review indicated that optimal extraction of the Ga-Phasha orebody would be to realise synergistic opportunities with the Bokoni and Twickenham Mines. It was for this reason that Anooraq and Anglo Platinum agreed to divide the Ga-Phasha Project into and eastern and western section that could be incorporated into Anglo Platinum’s Twickenham Mine and the Bokoni Mine, respectively. The western portion of Ga-Phasha (Klipfontein and De Kamp farms) will be exploited in the future via the Brakfontein infrastructure.

The Platreef Project

Agreements

Anooraq holds a 51% interest in the Kwanda and Boikgantsho Projects through Holdco. Further details of Anooraq’s interests in the Central Block and Rietfontein properties are given under Location and Property Description below.

Location and Property Description

The Platreef Project is located near the town of Mokopane (formerly Potgietersrust) in South Africa, approximately 275 km northeast of Johannesburg. The property holdings comprise all or parts of twenty mineral properties, totaling 37,492 ha. The Platreef Project is divided into four geographical regions: the North Block, the Central Block, the Rietfontein Block and the South Block (Table 10 and Figure 7), further described below. The Drenthe and Witrivier farms are part of the Boikgantsho Project. The North and South Blocks fall under the Kwanda Project.

No surface rights have been secured on the properties to date. Once the required area has been established, it would be necessary to negotiate a purchase agreement with the surface rights owner(s). Prices are expected to range between ZAR2,000/ha ($294/ha) and ZAR5,000/ha ($736/ha) depending on the infrastructure required to be developed on the farms.

Figure 7. Property Holdings, Platreef Properties

Prospecting or mineral rights held by Anooraq, through Plateau Resources, including its 51% ownership of Bokoni Platinum Holdings is listed in table 8 below:

Table 8. Platreef Mineral Rights

Property or Farm	Type and status of mineral rights	Duration of New Order prospecting right
Kwanda North: Ham 699 LR Gilead 729 LR Elberfield 731 LR Gideon 730 LR Chlun 735 LR Swerweskraal 736 LR	New order prospecting rights have been granted. They are held jointly by Plateau and RPM.	This right commenced on December 11, 2007, and endures for 5 years to December 10, 2012.
Kwanda South: Rondeboschje 295 KR Cyferkuil 321 KR Haakdoornkuil 323 KR Vaalkop 325 KR Naboomfontein 320 KR	These apply to PGMs and extend also to gold, silver, copper and nickel.	This right commenced on July 23, 2008 and endures for 5 years to July 22, 2013.

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

Dortsland and Malokongskop cover all minerals and oil and gas.

Noord Holland Right does not include oil and gas.

Portion 1 of Elandsfontein 766 LR and Hamburg 737 LR, includes all minerals.

Portion 2 of Elandsfontein 766 LR Portions 2, 3 and the Remaining Extent of Portion 1 and Mineral Area 1 of Dorstland 768 LR Remaining Extent and Portions 1 and 2 of Noord Holland 775 LR Portion 1 of Elandsfontein 766 LR and Hamburg 737 LR rights commenced March 20, 2007, and endure for 5 years to March 19, 2012. As of March 30, 2012, renewal applications have been submitted and awaiting response.

Malokongskop 780 LR right commenced on November 28, 2006 and endures for 5 years to November 27, 2011. As of March 30, 2012, renewal applications have been submitted and awaiting response.

Boikgantsho: Drenthe 778 LR Remaining Extent of the Farm Witrivier 77 LR Portion 1 of the Farm Witrivier 77 LR	New order prospecting rights have been granted to Plateau. Drenthe includes all minerals.

The Witrivier right commenced on March 20, 2007 and endures for 5 years to March 19, 2012. As of March 30, 2012, renewal applications have been submitted and awaiting response.

The Drenthe right commenced on November 28, 2006 and endures for 5 years to November 27, 2011. As of March 30, 2012, renewal applications have been submitted and awaiting response.

Rietfontein Block: Rietfontein 2 KS	New order prospecting right has been granted to Plateau. It includes all mineral except precious stones and oil and gas.	This right commenced on November 28, 2006 and endures for 5 years to November 27, 2011. As of March 30, 2012, renewal applications have been submitted and awaiting response.

Anooraq holds interests in mineral rights (or “farms”) over 37,000 ha that make up the Central Block, the Rietfontein Block, the Boikgantsho and Kwanda Projects, collectively, known as the Platreef Properties.

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

The settlement agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the agreement are as follows:

—	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.

—

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

—	Anooraq will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Anooraq.

—

Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study Anooraq may elect to either:

-	Retain a participating interest in the Extended JV and finance its pro rata share of the project development going forward; or

-

Relinquish its participating interest in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block

The Central Block consists of five farms or portions thereof, acquired by Anooraq, through its wholly-owned South African subsidiary Plateau, prior to its joint ventures with Anglo Platinum. It also includes one portion of the Dorstland farm acquired by way of an agreement with RPM. Dorstland 768LR was acquired through an agreement with Pinnacle Resources in 1999. Rights to the other farms or portions are administered by the Department of Mineral Resources (“DMR”).

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

The Company intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2012 at a cost of approximately $0.2 million.

Boikgantsho Project (Drenthe, Witrivier and Overysel North)

The following technical information (page 63 to page 71) is derived from the technical report by Kai Batla Minerals Industry Consultants, written in compliance with NI 43-101 and the CIM Definition Standards, which describes the Boikgantsho Project’s mineral exploration. The January 2012 Technical Report is based on a detailed technical review of work performed by others and completed by the following independent qualified persons: DS. Ferreira, Bsc.(Geology), BEng.(Mining), Pr.Sci.Nat., A. Bisnath, PhD (Geology), MGSSA, Pr.Sci.Nat.

Agreements

Anooraq holds a 51% interest in the Boikgantsho property through Holdco as described under Item 4.1. above. On completion of the refinancing transaction, referred to under Item 4 under “2012 Refinancing and Restructuring Developments”, the Boikgantsho Project will be sold to Anglo Platinum.

In 2010, Anooraq engaged the services of TWP Projects (The Basil Read Group) and Kai Batla Minerals Industry Consultants to complete an updated mineral resource and reserve estimate for the Boikgantsho Project. Kai Batla relogged several drillholes and re-sampled several holes in order to verify the reliability of the existing assay database. The re-assaying results demonstrated that the current assay database could be duplicated and thus could be used in estimating a South African Code for Reporting of Mineral Resources and Mineral Reserves (“SAMREC Code”) and Canadian Institute of Mining and Metallurgy (“CIM”) compliant mineral resource model.

The re-logging was done under the guidance of Dr. Andrew Mitchell who initiated a new interpretation of the geology. A new geological model was then constructed and a new mineral resource was estimated into it. The results for the Mineral Resource estimate are shown below at a Pt cut-off grade of 0.5g/t.

Measured and Indicated Mineral Resources – 0.5g/t Pt Cut-off

Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	PGMAU (g/t)	Ni (%)	Cu (%)
Measured	25,346,000	0.70	0.66	0.07	1.43	0.15	0.11
Indicated	61,751,000	0.80	0.84	0.08	1.72	0.10	0.07
TOTAL	87,097,000	0.77	0.79	0.08	1.63	0.11	0.09

The QP responsible for the updating of the mineral resource is Mr D. Ferreira, B.Sc. Pri Sci. Nat. D. Ferreira is an independent consultant to Anooraq.

See the “Cautionary Note to U.S. Investors”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project-area is readily accessible via the main N1 expressway from Johannesburg to the city of Mokopane (Potgietersrus), which is approximately 35km south of the project area. Access from Mokopane to the project area is via paved provincial roads. Individual farms, if not directly accessible from provincial roads, are well served by a comprehensive network of well-maintained dirt roads and farm tracks.

The climate at the project area is typical of the South African Highveld; maximum temperatures in summer between 27°C to 32°C and minimum temperatures during winters rarely below -4°C.

Precipitation is typically in the form of thunderstorms throughout summer. Although sudden downpours pose some risk of flooding in low-lying areas, most South African mines are exposed to this weather and precautionary measures are routine on most operations. The average annual rainfall is within the range of 380mm to 700mm, with the peak of the rainy season occurring in January. Winters are typically dry and sunny, while moderate climate means that exploration and mining operations can be undertaken throughout the year, without extraordinary measures.

History

Exploration on the Platreef Project prior to the involvement of Plateau in 1998 had been sporadic in spite of numerous historic drill holes in identifying extensive PGM mineralization on the Farm Drenthe 778LR.

Rietfontein Block

Drilling by Ivanplats to test the Platreef Project target on Rietfontein began in July 2002. Thirty-six vertical core holes were drilled at spacing’s of 100 to 200 metre intervals along strike and 50 to 150 metres across the width of the Platreef Project pyroxenite. A further 31 diamond drill holes, totalling 6,374 metres, were drilled in 2003. This drilling has outlined a zone of PGM mineralization in the Platreef Project over a strike length of 1,600 metres on Farm Rietfontein, adjacent to the Turfspruit boundary.

Kwanda Project

In 2002, Plateau carried out an integrated exploration program of airborne geophysics, grid geochemistry and geological mapping in the area, tracing a pyroxenite unit that hosts a PGM deposit on an adjacent farm for six kilometres on the South Block property. A diamond drilling program, comprising 15 holes (2,465 metres) conducted in 2003 did not encounter significant PGM mineralization. An airborne geophysical survey was flown over the Platreef Project, including the North Block during the same period.

Boikgantsho Project

In 1969, Chrome Corporation Ltd. completed 19 diamond drill holes for which no data are available (Gain, 1982). Subsequently Union Carbide, Mining Corporation and JCI-RPM diamond drilled on Drenthe. Many of these holes were shallow and either did not penetrate the PGM-bearing Platreef or were terminated before the complete Platreef succession was intersected. Much of the Union Carbide and Mining Corporation core was not sampled. JCI’s diamond drill hole DRN2 on the southern portion of Drenthe was collared within the Main Zone of the Bushveld Complex and intersected the Critical Zone (Platreef) before being terminated in the underlying basement granite footwall. Despite hole DRN2 encountering 5.61 g/t PGM,

0.17% Cu and 0.27% Ni over a width of 3.78 m, within a broader zone grading 4.15 g/t PGM over 9.7m (Davenport, 1999) no follow-up work was undertaken.

In July 1998, Plateau Resources (Pty) Ltd. completed eight diamond drill holes on the southern half of the farm Drenthe to target the PGM mineralization intersected by JCI’s hole DRN 2. All eight of these holes cut significant intervals of PGM mineralization within the Platreef. Recent and historic drilling programs have therefore substantiated the existence of widely distributed PGM mineralization at shallow depths along the full two kilometer length of the Platreef on the farm Drenthe. Unfortunately, geological and assay records for these holes are unavailable.

In late 2003, the Boikgantsho Joint venture was established to explore the Drenthe, Witrivier and the northern part of Overysel farms. In 2004, Anooraq as operator completed 36,478 m of infill and step out drilling on the three farms, significantly increasing the size of the Drenthe deposit and identifying a second deposit on the northern part of Overysel farm. Drilling to September 2004 outlined total indicated resources in the two deposits of 176.6 million tonnes grading 1.35 g/t 3PGM and 0.13% nickel, and additional inferred resources in the two deposits of 104.1 million tonnes grading 1.23 g/t 3PGM and 0.14% nickel, both estimated at a $20 gross metal value per tonne (GMV/t) cut-off.

In June 2005, two exploration holes were drilled on the farm Swerwerskraal, for a total of 535.1 meters. Although Platreef-like rocks were intersected, only sporadic thin intervals of PGM mineralization were encountered in these drillholes.

In 2010, Anooraq approached Kai Batla Mineral Industry Consultants (“Kai Batla”) to update the 2005 mineral resource estimate. This program involved re-logging a number of drillholes under the guidance of Dr. Andrew Mitchell, and a number of re-assays in order to assess whether the data could be replicated and utilized to produce a compliant mineral resource model. No additional drilling was done throughout this study.

Geological Setting and Mineralization

The Bushveld Complex (“BC”) is an extremely large, saucer–shaped, layered igneous intrusion occurring in the northern part of the country within the boundaries of South Africa. The BC is the world’s largest known ultramafic igneous intrusion, and extends approximately 450km east to west and approximately 250km north to south. It occupies parts of Limpopo Province, North-West Province, Gauteng Province and the Mpumalanga Province. It is estimated to have been formed approximately 2,000 million years ago (“Ma”). The BC is host to PGM mineralization in addition to chrome, vanadium, nickel and copper.

The five lobes are referred to as the Western, Eastern, Northern (includes both the Potgietersrus and Villa Nora compartments), South-Eastern, and Far-Western areas. The South-Eastern BC is completely covered by sedimentary successions of the Karoo Supergroup, while the remaining four lobes are variably exposed with some areas under extensive soil cover; see Figure 8.

Figure 8.0: Geological Map of the Bushveld Complex

The main lithologies of the Platreef are a relatively fine-grained gabbronoritic suite, designated PLR1 for logging purposes and a suite of olivine-bearing harzburgitic to olivine orthopyroxenitic rocks, designated PLR2. Within PLR1 there are substantial variations in modal contents of plagioclase and clinopyroxene, resulting in a spectrum of rocks ranging from websterite through to norite. In addition, recrystallization textures, including coarse-grained, pegmatoidal lithologies, commonly occur at the contacts between PLR1 and PLR2.

Although igneous layering within the Platreef is obvious, individual layers appear to pinch out or expand in thickness over short intervals, and over strike extents of 50 to 100m it is usually only possible to identify very broad stratigraphic divisions, in contrast to the regularity of the Critical Zone seen in the eastern and western lobes of the Bushveld Complex. There is clear evidence of repeated intrusion of the various magma lineages from which the Platreef crystallized, and their complicated relationships with one another were no doubt exacerbated by the proximity of the floor contact. Floor rock xenoliths add to the difficulty of interpreting the stratigraphy. It is also possible that many heterogeneous zones are not layers at all, but simply disconnected, irregular patches of contamination or recrystallisation within a specific unit.

The Platreef, and to a lesser extent the Main Zone, are cut by thin granitic veins or dykelets. Although volumetrically insignificant, they are widespread throughout the sequence. These dykelets vary in attitude, dipping between 45° and 70°, although the strike and dip direction have yet to be determined as they are only known from drill core. The younger but thicker sheets of Bushveld Granite, identified in drill core on northern Drenthe, typically also dip at 45° but steepen to 70° locally. Consideration of their distribution and lensoid shape on the geological map suggests that they may represent large scale ‘tension-gash’ infillings, within a sinistral offset regime. The azimuth of this possible ‘shear’ parallels that of the major fault on Overysel as well as the other minor faults shown on the geological map, although no major displacement of the floor contact was identified in this region.

The much younger thick diabase dyke that cuts the sequence in drill hole PR-10 is known from outcrop to strike southwest-northeast and dip to the southeast at 70°. A similar dyke encountered in drill holes on Witrivier (e.g. in hole PR-132) appears to have the same general dip and from its aeromagnetic signature has a similar southwest-northeast strike. The scattered, thinner diabase dykes, periodically intersected during drilling (e.g. in hole PR-9), probably parallel this orientation.

In a study of the distribution of mineralization and the geological model, Von Bargen (2000) interpreted several faults in the southern Drenthe block, based on changes in dip of the Hanging Wall-Platreef contact. The extensive drilling programme conducted since then has highlighted several other potential fault zones, particularly on northern Drenthe and Witrivier, although these are largely based on changes in dip of the putative Platreef-Footwall contact between adjacent cross sections, which may in many cases be related to ductile, rather than brittle, deformation. Apart from the small number of additional faults indicated on the geological map, it is considered unlikely, given the density of drilling (particularly on Drenthe), that there are any other major offsets to the Platreef unit.

Sampling and Analysis, and Security of Samples

As of December 2005 Anooraq had completed 372 diamond drillholes in the ‘PR’ series. These included 35 holes (PR-01 to PR-35) in 2000, 3 holes in 2002 (PR-36 to PR-38) 12 holes (PR-39 to PR-50) in 2003 184 holes (PR-51 to 234) in 2004 and 138 (PR-235 to 372) in 2005. On the Drenthe farm, eight “DT” series core holes were completed by Plateau Resources in 1998, and were examined during an Anooraq due diligence level investigation in 1999. The platinum and palladium results reported by Plateau Resources (Pty) Ltd. were substantiated (Rebagliati and Titley, 1999) during this review. Information on previous Platreef drillholes have been compiled from sources believed to be reliable; however, the sampling and analytical methods are generally not known.

The original Anooraq sampling and analytical protocols are set out in a core-logging manual (Titley, 2000). This manual also has suggested protocols for geotechnical and geological logging, specific gravity measurements, core photography, data compilation and verification. Some minor modifications were made to the original guidelines as the program progressed in order to improve operational efficiency.

The boxed core was picked up at the drill rig and transported to a secure core logging facility near Mokopane for core photography, geotechnical logging, geological logging, sample selection, quality control designation and sampling by Anooraq personnel. The average recovery for all drill run intervals cored by Anooraq is 92.7% (year 2000 drillholes) and 98.2% (2002—2003 drillholes) and 92.3% (2004 drillholes). Within the mineralized intervals, (>1000 ppb PGM), the average core recovery is 95.0% (year 2000 drillholes) and 98.2% (2002-2003 drillholes), 96.3% (2004 drillholes) and 96.9% (2005 drillholes). Specific Gravity (“SG”; Bulk Density) measurements of core were taken from every second mineralized sample interval. The average SG for the mineralized intervals is 3.01 (year 2000 drillholes) and 3.06 (year 2002 drillholes), 3.00 (2004 drillholes) and 3.04 (2005 drillholes).

The whole of the Platreef sequence was sampled, with the vast majority of samples being 1.0m in length. Samples did not straddle lithological boundaries, as defined in the geological log. In highly mineralized or lithologically complex zones, some samples of less than 1.0m in length were taken. Conversely, only very rarely did sample intervals exceed 1.0m. This might have occurred where ‘breaking’ the sample at 1.0 meter would have left only a small interval e.g. ~20cm of core at the bottom (downhole) end of a lithological unit. As this would not provide sufficient sample for analysis, then it would be included in the previous sample interval. Where this ‘process’ resulted in longer sample remnants, e.g. 30cm or more, then the remaining interval would be broken into two approximately equal lengths, i.e. a 1.30m interval at the bottom end of a lithological unit would be split into two samples of 65cm length. Normally sampling was extended several meters into the granitic footwall as well. In 2005, sampling was also extended to the Hanging Wall Norite, which was sampled in its entirety. Although any obvious sulphide mineralization in the Hanging Wall was always sampled in previous years, the norite sequence is largely devoid of visible mineralization and was not usually sampled prior to 2005. Nevertheless, this norite would form a substantial proportion of any waste rock pile, so data was collected to provide some indication of potential ARD behavior, should a mining operation prove feasible. Samples in the Hanging Wall were typically 2m in length.

Samples were taken by sawing the core in half lengthwise with a diamond blade. The average length-wise half-split sample provided approximately 2.0kg of material. In 2000, the samples were transported to Set Point Laboratories (“SPL”), which incorporates the former Bergstrom & Bakker, Goldlabs and Rocklabs, at 46 Chadwick Avenue, Wynberg, South Africa. The remaining half core was returned to the boxes and stored at the secure Anooraq storage facility. In 2002, 2003 and 2004, the samples were delivered to SPL’s laboratory at Mokopane for sample preparation. In 2002 and 2003, the prepared samples were shipped to SPL’s analytical laboratory, which moved to Isando in 2003. In 2004 and 2005, the prepared pulps were shipped by air freight to Acme Analytical Laboratories in Vancouver, Canada, for analysis.

203 boreholes, amounting to 41,900 m, were re-logged during the exercise conducted by Kai Batla. This included most of the available drill holes for which continuous core was available. Prior to logging, the core was meter-marked with white paint, because the original markings were no longer legible in many cases. Logging was done according to set protocols, with specific attention being paid to three main lithologies (Fig. 4), these being the relatively coarse-grained Main Zone norite and the two main lithologies of the Platreef, PLR1 (a relatively fine-grained websterite to gabbronorite) and PLR2 (serpentinized olivine-rich lithologies ranging from olivine orthopyroxenite through harzburgite to dunite).

Additional attention was paid to calc-silicate and granite footwall xenoliths. PGE and Cu concentration profiles of all the boreholes were drawn up from existing assay data as an aid to logging (Fig. 5), these being particularly useful in identifying units in which base metal sulphides were to be expected. Logging data were captured on specified logging sheets (Appendix 1); using codes laid out in Appendix 2, and were then transcribed to Excel spreadsheets before being captured on the database. Once boreholes had been meter marked and logged, they were photographed in their entirety.

The main lithologies in the Platreef are shown in Figure 1 to Figure 3, and comprise:

The Main Zone norite consists of orthopyroxene and plagioclase with variable amounts of clinopyroxene, and is medium to coarse-grained.

The PLR1 gabbronorite to websterite suite is considerably finer-grained than the Main Zone norite. Grey orthopyroxene macrocrysts occur within a fine-grained greenish brown matrix of gabbro (plagioclase + clinopyroxene). Being closely associated with the PLR2 intrusions, PLR1 commonly displays recrystallisation textures (pegmatoids etc.),

The PLR2 harzburgite consists of large (2 - 5cm) pale grey orthopyroxene oikocrysts and small black serpentinized olivine.

Borehole PR-096 was selected for whole-rock analysis to establish the differences between the various lithologies. A set of 23 samples, covering Main Zone norites, PLR1 gabbronorites and PLR2 harzburgites was submitted to the University of KwaZulu-

Natal for whole-rock major and trace element analysis by XRF spectrometry. CIPW Norms were calculated from the major element data as an aid to rock classification. Summary data are plotted in Fig. 6. The results show the Main Zone norite to have higher concentrations of the plagioclase-compatible elements (e.g. Al, Na, K, Sr) than other lithologies for a given height (see the plot of Sr in Fig. 6).

An unexpected result of the CIPW norm calculations is that, apart from the two lowermost samples, the Main Zone in this borehole is not really norite at all, but rather gabbronorite, containing generally in excess of 10% total normative clinopyroxene. Closer inspection of the core reveals this to be true, with cumulus orthopyroxene grains mantled by clinopyroxene in many cases, giving them a somewhat “ragged” outline. The term “norite” has, however, been retained for the Main Zone rocks, as this is the term used when logging protocols were set up.

Figure 4.0 Borehole PR-096

The figure above shows a representative example of borehole PGE and Cu profiles used as an aid to logging. Cu, in particular, is a guide to the presence of metal sulphides. The results of the logging are illustrated in the stratigraphic column on the left side of the diagram.

Figure 5.0 Cr/V ratio and Sr concentration in borehole PR-096 from whole-rock XRF analysis

In the figure above, brown squares represent Main Zone norite samples, green triangles PLR1 gabbronorite, and purple stars PLR2 harzburgite. Pt+Pd+Au and Cr profiles are from Anooraq’s original assay database.

Sample Preparation

Sample preparation work completed at SPL included: drying, crushing (to 90% < 1.7mm) and pulverization (to 90% < 75µm) of regular mainstream samples, insertion of Anooraq’s standard reference material samples, and splitting out of duplicate samples for in-line analysis at the primary assay laboratory and check analysis at a second laboratory. In 2000, 2002 and 2003, the duplicate samples were analyzed at the SGS Springs laboratory and SGS Lakefield (in South Africa). In 2004 and 2005, the duplicate samples were analyzed by SPL.

Analyses and Security

The following outline describes the analytical protocol used. Six analytical laboratories were used by Anooraq for the 2000-2005 drill programs:

SPL – Set Point Laboratories, 46 Chadwick Avenue, Wynberg, South Africa. The “primary lab” did all regular mainstream and in-line duplicate analysis in 2000, 2002 and 2003. SPL did all the inter-laboratory duplicate analysis in 2004 and 2005.

SGS – SGS South Africa (Pty) Limited, Springs, South Africa. Performed inter-laboratory duplicate analyses for holes PR-001 through PR-024.

LK – SGS Lakefield Research Africa (Pty) Limited, 58 Melville Street, Booysens, Johannesburg, South Africa. Performed inter-laboratory duplicate analysis for holes PR-025 through PR-035.

PL – Performance Laboratories (Pty) Limited, Deep Shaft Road, Krugersdorp, South Africa. Did standard reference material preparation, homogenization and splitting (Analytical portion of their work sub-contracted to SGS).

BC – Bondar Clegg Canada Limited, 130 Pemberton Avenue, North Vancouver, Canada. Round robin analysis of standard reference samples.

Acme – Acme Analytical Laboratories, 852 East Hastings St., Vancouver, Canada, was the “primary lab” for all regular mainstream samples in 2004 and 2005 and performed round robin analysis of standard reference samples.

ALS Chemex laboratory, 212 Brooksbank Ave., North Vancouver, Canada. Round robin analysis of standard reference samples and some selected duplicates in 2004 and 2005.

All regular, in-line duplicate and inserted Anooraq standard precious metal analyses for drillholes PR-001 through PR-050 were performed by SPL. All regular, in-line duplicate and inserted Anooraq standard precious metals analyses for drillholes PR-051 through PR-372 were performed by Acme.

Instructions to each laboratory, delivery to each laboratory and reception of the samples at each laboratory were maintained with signatures of the relevant persons involved at each stage. Sample identification tags were recorded prior to shipping and were then recorded once received by each particular laboratory.

Any batch of samples awaiting transport to the laboratory was kept in locked storage at site. The storage area was under 24hr security supervision.

Mineral Resource Estimates

Previous Mineral Resource Estimates

In late 2004, a Mineral Resource estimate was prepared by Geologix (Pty) Ltd. based on a geological model also prepared by Geologix; see Table 9. The Qualified Person responsible for the declaration of the Mineral Resource for Boikgantsho was D. van der Heever, Pri.Sci.Nat.

Table 9.0 Mineral Resource as Reported by Geologix – December 20041

AREA	Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni (%)	Cu (%)
Drenthe	Indicated	132,239,500	0.53	0.62	0.09	0.14	0.09
	Inferred	88,640,000	0.49	0.58	0.09	0.15	0.09

Overysel North Segment 1	Indicated	8,985,000	0.71	0.93	0.10	0.08	0.05
	Inferred	1,750,000	0.59	0.85	0.09	0.08	0.05
Overysel North Segment 2	Indicated	35,436,500	0.66	0.85	0.10	0.10	0.06
	Inferred	13,693,500	0.66	0.88	0.10	0.11	0.07

Totals	Indicated	176,661,000	0.57	0.69	0.09	0.13	0.08
	Inferred	104,084,000	0.52	0.63	0.09	0.14	0.09

[1](1)	The mineral resources are inclusive of dilution and recovery factors.
(2)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied.

A cut-off grade of 3.23 g/t for the UG2 Reef was applied.

(3)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral resources.
(4)	The 4E elements is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).
(5)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(6)	Gross Metal Value per tonne (GMV/t) is sum of Pt, Pd, Au, Cu and Ni grades multiplied by the following metal prices:

Pt – US$650/oz; Pd – US$250/oz; Au – US$375/oz; Ni – US$4/lb; Cu – US$1/lb.

(7)

G.J. van der Heever, Pr.Sci.Nat., of GeoLogix, an independent QP, is responsible for the resource estimate. The resource estimate is described in December 2004 and March 2005 technical reports, filed on SEDAR.

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

In 2011 Anooraq approached TWP to complete some preliminary analysis of the economics of the deposit for open pit and resource planning. This was done using the following parameters:

—	Pt selling price of US$1,803/oz,
—	Pd selling price of US$788.60/oz,
—	Au selling price of US$1,438.14/oz,
—	Ni selling price of US$11.26/lb,
—	Cu selling price of US$4.37/lb,
—	Assuming a total mining cost of ZAR23.11/tonned mined,
—	Assuming a fixed processing cost of ZAR13.66/tonne,
—	Assuming a variable processing cost of ZAR69.98/tonne,
—	Recoveries of 80% for Pt and Pd, 77% for Au, 71% for Ni and 66% for Cu.

The breakeven grade was calculated to be 0.5g/t for Pt. Hence, resource results were tabulated at the 0.5g/t Pt thresholds and are presented below in Table 1 for Measured and Indicated Resources, and in Table 2 for Inferred Mineral Resources. The resources tabulated have been truncated to the rock/overburden interface; this interface was previously modeled as a digital terrain model (“DTM”) using the lithological tagging in the drillhole dataset.

Recall that PGMAU refers to the arithmetic addition of Pt, Pd and Au grades.

Table 10.0 Mineral Resource Totals – Measured and Indicated at a 0.5g/t PGMAU Cut-off

Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	PGMAU (g/t)	Ni (%)	Cu (%)
Measured	25,346,000	0.70	0.66	0.07	1.43	0.15	0.11
Indicated	61,751,000	0.80	0.84	0.08	1.72	0.10	0.07
Total	87,097,000	0.77	0.78	0.07	1.63	0.11	0.09

Table 11.0 Mineral Resource Totals – Inferred at a 0.5g/t PGMAU Cut-off

Cut-off Grade Pt (g/t)	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	PGMAU (g/t)	Ni (%)	Cu (%)
0.50	41,155,000	0.76	0.65	0.06	1.47	0.10	0.07

The QP responsible for the updating of the mineral resource is Mr D. Ferreira, B.Sc. Pri Sci. Nat. D. Ferreira is an independent consultant to Anooraq.

Exploration and Development

Boikgantsho Project

Historically, significant exploration drilling has been conducted at the project site which has led to the declaration of a Mineral Resource in the indicated and inferred categories. This Mineral Resource was the basis of a high level preliminary evaluation undertaken by Anooraq and published in February 2005. Though the preliminary evaluation was at a level where definitive economic evaluation could not be carried out, the results of the work undertaken showed that the project value was significant enough to warrant further study. A review of the scoping study has been completed. A prefeasibility study was initiated in May 2010 and has been temporarily postponed due to the pending transaction with Anglo Platinum.

Kwanda and Central Block Projects

The Group intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2012 at a cost of approximately $0.2 million.

ITEM 4A UNRESOLVED	STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. The Company adopted IFRS as of January 1, 2009. Anooraq’s audited consolidated financial statements have been prepared assuming Anooraq will continue as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they become due. Subsequent to the completion of the initial acquisition of the Bokoni Mine (Effective July 1, 2009) by the Company, on February 2, 2012, Anooraq and Anglo Platinum announced their refinancing, restructuring and recapitalization plans for the Bokoni Group. This includes financing for ongoing operations, and the Company expects that the implementation of this transaction together with existing debt facilities will provide adequate resources to fund its activities and pay its liabilities in the foreseeable future. Refer to Section 4A “2012 Refinancing and Restructuring Developments”.

For additional details respecting historical exchange rates, see Item 3 - “Key Information”. The outlook for Anooraq’s assets primarily relates to the outlook for platinum group metals. For information relating to the historical prices for platinum group metals, see Item 5D—“Trend Information” below.

Key drivers of the Company’s operating results and principle factors affecting its operating results

The principal uncertainties and variables facing the Company’s business and, therefore, the key drivers of its operating results are:

—	The prices of PGM metals, which fluctuates widely in U.S. dollars and ZAR;
—	The production tonnages and PGM content thereof, impacting on the amount of PGM metals the Company produces, at its operations;
—	The cost of producing the PGM metals as a result of mining efficiencies; and
—	General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations, particularly in South Africa.

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

The movements in the U.S. dollar PGM spot price for 2011, 2010 and 2009 are indicated in the following table:

Monthly average basket PGM prices	2011 fiscal year	2010 fiscal year	% change
Lowest PGM price during the fiscal year	US$1,112	US$1,127	(1%)
Highest PGM price during the fiscal year	US$1,515	US$1,452	4%
Average PGM price during the year	US$1,381	US$1,256	10%
PGM price at end of the year	US$1,141	US$1,452	(21%)
PGM price at beginning of the year	US$1,435	US$1,127	27%

Monthly average basket PGM prices	2010 fiscal year	2009 fiscal year	% change
Lowest PGM price during the fiscal year	US$1,127	US$684	65%
Highest PGM price during the fiscal year	US$1,452	US$1,090	33%
Average PGM price during the year	US$1,256	US$874	44%
PGM price at end of the year	US$1,452	US$1,090	33%
PGM price at beginning of the year	US$1,127	US$684	65%

Based on Anooraq’s 2011 PGM production, the approximate sensitivity of its revenue to a 10% increase or decrease in the 2011 average market PGM price is a $15.9 million (ZAR116 million) increase or decrease in revenue.

PGM production and operating costs

Production from the Bokoni Mine for Fiscal 2011 totaled 1,047,401 tonnes and 113,625 4E ounces at an average yield of 3.86. Refer to Item 5A. “Operating Results” for the production statistics of the Bokoni Mine.

The Company’s costs and expenses consist primarily of operating costs, royalties and depreciation. Operating costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of PGM metals. Labor is the largest component of operating costs consisting 50% of direct operating costs at the Bokoni Mine in Fiscal 2011.

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

Effect of exchange rate fluctuations

For Fiscal 2011, 100% of the Company’s revenues were generated from the Bokoni Mine in South Africa. During this period the U.S. dollar strengthened by 18% against the ZAR. As the price of PGM metals are denominated in U.S. dollars and the Company realizes its revenues in ZAR, the appreciation of the U.S. dollar against the ZAR increases the Company’s profitability, whereas the depreciation of the U.S. dollar against the ZAR reduces its profitability.

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

Effect of inflation

South Africa went through a period of increased inflation along with other world markets in 2008. The South African inflation rate stabilized in fiscal 2009 and the CPI (“Consumer Price Inflation”) index was 6.1% in December 2011 (2010: 3.5%). The Company’s operating costs are directly impacted by inflation.

South African political, economic and other factors

The Company operates only in South Africa, and its mining activities in South Africa are subject to, amongst others, the following laws and regulations:

—	The Broad-based Black Economic Empowerment Act;
—	The Minerals Act;
—	The Mineral and Petroleum Resources Development Act (MPRDA);
—	The Mineral and Petroleum Royalty Act.

The Company is also subject to various local, national and regional safety, health and environmental laws and regulations. Refer to Item 3.D. (Risk Factors) and Item 4.B. (Business Overview – Mining and Exploration in South Africa) for a detailed discussion on the political, economic and other factors affecting South African companies.

5 A. Operating	Results

Consolidated statements of financial position	As at December 31, 2011	As at December 31, 2010	As at December 31, 2009
Total assets	$893,008,966	$1,092,106,255	$1,014,215,005
Non-current liabilities ( including short-term portion of loans and borrowings)	$897,968,643	$938,895,976	$777,605,509

Consolidated statements of comprehensive income	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Revenue	$144,406,716	$148,286,833	$62,627,868
Cost of sales	($209,966,805)	($173,151,188)	($80,966,467)

Gross loss	($65,560,089)	($24,864,355)	($18,338,599)

Loss for the year	($147,864,548)	($93,658,806)	($51,780,529)
Basic and diluted loss per share	$ 0.19	$ 0.12	$ 0.12

Weighted average number of common shares outstanding	424,783,603	424,665,314	305,971,455

With effect from July 1, 2009, Anooraq transformed from an exploration and development company into a PGM producer as detailed in Anooraq’s Amended Business Acquisition Report, dated September 28, 2010 (furnished to the SEC on Form 6-K on February 1, 2011). This transformation was achieved through the Bokoni Transaction. The Bokoni Transaction is discussed in detail in Item 4.A.

Highlights

Fiscal 2011 compared to Fiscal 2010

The decrease in total assets of $199.1 million is primarily due to the effect of translating property, plant and equipment of the South African subsidiaries from ZAR to $, which equates to $161.7 million and the reduction in cash and cash equivalents of $9.8 million.

The decrease in total non-current liabilities, including the short-term portion of the loans and borrowings, is primarily due to the effect of translating the non-current liabilities of the South African subsidiaries from ZAR to $, as well as a reduction in the deferred tax liability. This decrease was partially offset by the increase in the loans and borrowings due to the interest accrued on the A preference shares, Senior Loan Facility and Operating Cash Shortfall Facility (“OCSF”), as well as the drawdowns made on the OCSF during Fiscal 2011.

Fiscal 2010 compared to the year ended December 31, 2009

The increase in total assets is primarily due to additions to capital work-in-progress relating to mine development and infrastructure costs, capitalization of borrowing costs as well as increased trade receivables.

The increase in total non-current liabilities, including the short-term portion of the loans and borrowings, is primarily due to the increase in the loans and borrowings due to the interest accrued on the A preference shares, Senior Loan Facility and OCSF, as well as the drawdowns made on the OCSF during Fiscal 2010.

During the fourth quarter of 2010, arbitration awards were made against Anooraq in the arbitration between the Company and North Corporate Finance Advisory Services Limited, as well as QuestCo (Pty) Ltd, relating to disputed fee payments associated with the Bokoni Transaction. The Company was required to make payment to North Corporate Finance Advisory Services Limited of an amount of $1.2 million or the ZAR equivalent as at the date of payment together with interest calculated at 15.5% from July 1, 2009 to date of payment, as well as the costs of the arbitration. As against Questco (Pty) Ltd it was ordered that the Company make payment of the sum of $0.6 million (ZAR4 million) plus VAT of $0.09 million (ZAR0.6 million) and interest calculated at 15.5% from July 1, 2009, as well as costs. These amounts (total of $2.2 million) were discharged in full subsequent to December 31, 2010. The above amounts were included as part of trade and other payables on the Company’s Statement of Financial Position.

Consolidated Statement of Comprehensive Income

Fiscal 2011 compared to Fiscal 2010

The loss for Fiscal 2011 increased from $93.7 million in the previous year to $147.9 million. The loss per share increased from 12 cents to 19 cents as at December 31, 2011. The increased loss is due to lower production and escalating costs at Bokoni Mine, as well as increased finance expenses.

The major contributors to the increase in the loss to $147.9 million for Fiscal 2011 were:

—	A gross loss from mining activities of $65.6 million (Fiscal 2010 - $24.9 million).

Revenue for Fiscal 2011 was $144.4 million (ZAR1,055.6 million) compared to Fiscal 2010 of $148.3 million (ZAR1,052.4 million). The decrease in revenue of 3% is mainly as a result of the decrease in 4E ounces produced.

Although tonnes milled for Fiscal 2011 remained relatively the same as compared to Fiscal 2010, lower grades and recoveries led to ounces produced for Fiscal 2011 being 2% lower than Fiscal 2010.

Partially offsetting the result of decreased production, the PGM basket price for Fiscal 2011 was 10% higher than the basket price achieved for Fiscal 2010. The basket price for Fiscal 2011 was US$1,380/oz (ZAR10,028/oz) compared to US$1,257/oz (ZAR9,207/oz) for Fiscal 2010. The average platinum price of US$1,720/oz for Fiscal 2011 was 7% higher than the average platinum price of US$1,611/oz for Fiscal 2010.

Cost of sales of $209.9 million for Fiscal 2011 was $36.7 million higher than the $173.2 million for Fiscal 2010, mainly as a result of:

¡	Labor cost increasing due to increases in labor numbers, annual salary increases, overtime hours and bonus payments.

¡	Increasing use of additional companies contracted to carry out re- and sub-development depending on management’s production and development planning requirements.

¡	Increases in store costs based predominately on inflationary increases, panel equipping costs, increase on liner and mechanical critical spares and tonnes milled.

¡	Utility costs are subject to annual tariff increases.

¡

Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalized (with specific reference to the capitalization of the Brakfontein Project in Q2 2010).

On a cost per tonne basis, production cost for Fiscal 2011 was US$164 (ZAR1,194) per tonne as compared to US$ 135 (ZAR989) per tonne for Fiscal 2010, a US$ increase of 21% (increase of 21% in ZAR, which is the functional currency of Bokoni Mine).

—	Finance expenses of $92.0 million (Fiscal 2010 – $67.5 million)

Due to the compounding effect of the interest on the A preference shares, the Senior Loan Facility and the OCSF, the reduction of capitalized interest expense, as well as the drawdowns made on the OCSF during Fiscal 2011, the finance expenses increased. Refer to note 18 of the annual consolidated financial statements (available on SEDAR) for details of the individual liabilities to which the finance expense relate.

—	Income tax (credit) of $32.7 million (Fiscal 2010 - $17.3 million)

Taxable losses and deductible expenditure incurred by the Bokoni Group in Fiscal 2011, resulted in a reduction in the deferred tax liabilities during the year. Refer to note 28 of the notes to the annual consolidated financial statements for a reconciliation of the income tax for the periods. The primary reason for the difference between the statutory tax rate of 26.5% and the effective tax rate of 18.1% during Fiscal 2011 is primarily due to non-deductible expenditure, including preference share dividends which are not tax deductible.

• Exchange rate

The average ZAR to $ exchange rate for Fiscal 2011 was ZAR7.33=$1, a weakening of 3% compared to the average exchange rate for Fiscal 2010 of ZAR7.10=$1.

On revenue, the average realized ZAR/US$ exchange rate for Fiscal 2011 was ZAR7.26=US$1 compared to the average exchange rate for Fiscal 2010 of ZAR7.32 = US$1 (a strengthening of the ZAR against the US$ of 1%).

• Capital

For Fiscal 2011 total capital expenditure was $28.7 million (as opposed to $28.2 million for Fiscal 2010), comprising of 50% sustaining capital and 50% project expansion capital (as opposed to 14% sustaining capital and 86% project expansion capital for Fiscal 2010).

• Royalties

For Fiscal 2011 the royalty expense was $0.6 million as compared to $0.5 million for Fiscal 2010.

Fiscal 2010 compared to the year ended December 31, 2009

The loss for Fiscal 2010 increased from $51.8 million in the previous year to $93.7 million. The loss per share remained unchanged at 12 cents per share as at December 31, 2010.

The primary reason for the increase is that Fiscal 2010 includes the results of the Bokoni Mine as well as the interest expense resulting from the funding of the Bokoni Transaction for a 12 month period whereas it is only included from July 1, 2009 (six month period) for the 2009 financial year.

The major contributors to the increase in the loss to $93.7 million for Fiscal 2010 were:

• A gross loss from mining activities of $24.9 million (2009 – $18.3 million).

The main reason for the higher gross loss in Fiscal 2010 compared to the 2009 financial year is that the 2009 financial year results reflects a six month period of Bokoni Mine being under Anooraq control and the Fiscal 2010 results reflect a 12 month period.

Although tonnes milled for Fiscal 2010 increased by 10% compared to the 12 months of the 2009 financial year, lower grades and recoveries led to ounces produced for Fiscal 2010 being in line with the 12 months of the 2009 financial year.

The PGM basket price for Fiscal 2010 was 42% higher than the basket price achieved for the 2009 financial year. The basket price for Fiscal 2010 was US$1,257 / oz (ZAR9,207 / oz) compared to US$882 / oz (ZAR7,418 / oz) for the 2009 financial year. The average platinum price of US$1,611 / oz for Fiscal 2010 was 34% higher than the average platinum price of US$1,205 / oz for the 2009 financial year.

The average ZAR/US$ exchange rate for Fiscal 2010 was ZAR7.32=US$1 compared to the average exchange rate of the 2009 financial year of ZAR8.41 = US$1 (a strengthening of the ZAR against the US$ of 13%).

Cost of sales, in absolute terms, increased from the 2009 financial year to Fiscal 2010 mainly as a result of an increase in labor, contractor and utility costs.

On a per tonne basis, production costs were US$135 (ZAR989) per tonne as compared to US$126 (ZAR1,061) per tonne in the previous year, a US$ increase of 7% (decrease of 7% in ZAR, which is the functional currency of the Bokoni Mine).

The ZAR per tonne operating cost for Fiscal 2010 of ZAR989 is in line with the six months of 2009 under Anooraq control of ZAR965.

• Transaction costs of $1.8 million (2009 - $10.4 million)

Transaction costs decreased as a result of the completion of the Bokoni Transaction. The 2010 costs primarily relate to the arbitration matter discussed in the “Statement of Financial Position” above.

• Finance expenses of $67.5 million (2009 - $20.3 million).

The Bokoni Transaction was funded through a number of interest bearing loans, which only commenced accruing interest as from July 1, 2009. The loans accrued interest for the full 12 months in 2010, resulting in increased finance expenses for the year. Refer to note 19 of the annual consolidated financial statements for details of the individual liabilities to which the finance expenses relate. In addition, interest capitalized decreased compared to the prior year as a result of lower capital work-in-progress during the year.

• Income tax (credit) of $17.3 million (2009 – $7.6 million).

Due to the taxable losses and deductable expenditure incurred by the Bokoni Group in 2010, a portion of the deferred tax liabilities was reversed to profit or loss. Refer to note 28 of the notes to the 2011 annual consolidated financial statements for a reconciliation of the income tax for the periods. The primary reason for the difference between the statutory tax rate of 28.5% and the effective tax rate of 15.6% during 2010 is primarily due to non-deductible expenditure, including preference share dividends which are not tax deductible.

Safety

One fatal accident was recorded for 2011. An employee was killed in a trackless mobile machinery accident on Friday, 18 November 2011. The Company’s Lost Time Injury Frequency Rate (“LTIFR”) deteriorated to 1.87 in 2011 from 2.11 in 2010. This deteriorating trend remains a focus area and an area of concern for management at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Development

Total development metres remained fairly consistent from 2010 to 2011.

The recovered grade deteriorated from 2010 to 2011 and can be largely attributed to problems with recoveries at the concentrator. Grade control remains a key focus area for the Company and a major focus in training has been implemented at the operations to ensure that stoping teams are adhering to “best cut” mining practices to ensure that grade control standards are sustained.

Bokoni Mine production statistics

		2011 12 months	% Change	2010 12 months	2009 12 months	% Change	2009 6 months
4E oz produced	Oz	113,625	(2)	116,164	116,586	-	61,347
Tonnes milled	T	1,047,401	-	1,044,084	943,403	10	503,398
Recovered grade	g/t milled,4E	3.86	(6)	4.12	4.31	(4)	4.29
UG2 mined to total output	%	32.6	1	32.2	35.9	(9)	34.1
Development meters	M	10,549	3	10,292	11,326	(9)	4,922
ZAR/t operating cost/tonne milled	ZAR/t	1,194	(21)	989	1,061	7	965
ZAR/4E operating cost/4E oz	ZAR/4E oz	11,009	(24)	8,888	8,582	(4)	7,918
Total labor (mine operations)	Number	5,324	4	5,116	4,402	16	4,402

The above information relates to the Bokoni Mine segment of the Company. The Projects segment relates to the Company’s exploration projects and did not generate any revenue.

Discussion of Last Eight Quarterly Results

$ Million *	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
Revenue	32.5	45.3	35.9	30.7	43.2	34.5	38.4	32.2
Cost of sales	(51.1)	(55.0)	(56.2)	(47.6)	(52.1)	(44.5)	(40.9)	(35.6)
Gross loss	(18.7)	(9.7)	(20.3)	(16.9)	(8.9)	(10.0)	(2.5)	(3.4)

Loss for the period	(35.6)	(30.1)	(46.1)	(36.1)	(32.4)	(28.1)	(19.9)	(13.2)

Basic and diluted loss per share ($)	(0.04)	(0.04)	(0.07)	(0.04)	(0.04)	(0.04)	(0.02)	(0.02)
Weighted number of common shares outstanding (million)	425	425	425	425	425	425	425	425

* Data for all presented periods was prepared in accordance with IFRS.

Prior to July 1, 2009, Anooraq was regarded primarily as an exploration company. Therefore, Anooraq did not have any significant operating assets.

On July 1, 2009, Anooraq acquired 51% of the Bokoni Mine and also took management control. This was the first operating asset acquired by Anooraq that generated revenue. There was therefore a significant increase in the asset base of the Anooraq Group as revenue generating assets were effectively acquired.

Anooraq had the following initiatives identified for Bokoni Mine to be achieved in the first 18 months, to establish the foundation for its future growth profile:

—	Restructure the labor force to have 60% of labor in direct ore mining and 40% in support services. This was achieved at the end of the first quarter of Fiscal 2010.
—	To commence generating profits on an operational level. This has not yet been achieved.

Anooraq is continuing its efforts to grow production (Phase 1 expansion program at the Bokoni Mine) in order to achieve Anooraq’s long-term goal of achieving a monthly production of 160,000 tonnes per month by 2016.

All of the above factors contributed to the increase in revenue from $0 in quarters prior to July 1, 2009 to $34.8 million for Q4 2009, and ultimately to revenue of $32.5 million for Q4 2011. Fluctuation in revenue between the quarters is mainly as a result of fluctuation in production, and also as a result of varying PGM basket prices and exchange rates:

—

Production has varied from period to period predominately as a result of production efficiencies, potholing and safety stoppages. Revenue is also impacted by concentrate grade and chrome penalties respectively. Production levels reached a high of 33,499 4E ounces during Q3 2011 and a low of 22,500 4E ounces during Q1 2011. This 49% variance indicates the extreme production volatility experienced during the eight quarter period under review.

—

PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the 8 periods under review, the PGM basket price varied from a high of US$1,457 for Q1 2011 to a low of US$1,200 for Q1 2010. This 21% variance indicates the volatility of the PGM basket price to fluctuations.

—

Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the Rand against the US$. The Rand’s strongest quarterly average position against the US$ was experienced during Q2 2011 at an exchange rate of ZAR6.80 =US$1 and the weakest during Q4 2011, which was ZAR8.11=US$1. The 19% variance indicates the volatility of the Rand against the US$ to exchange rate fluctuations.

The period to period variations in cost of sales are mainly as a result of:

—	Labor cost varying due to changes in labor numbers, annual salary increases, overtime hours and bonus payments.

—	Varying use of contractors depending on management’s production and development planning requirements.

—	Fluctuations in store costs based predominately on tonnes milled.

—	Utility costs vary between winter and summer tariffs, and are also subject to annual tariff increases.

—

Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalized (with specific reference to the capitalization of the Brakfontein Project in Q2 2010).

The increased finance cost, as a result of the drawdowns on the OCSF facility and the continuing compounding of the interest on the loans and borrowings has contributed to the increase in the quarterly loss during the previous eight quarters.

A discussion of the Registrant’s critical accounting policies can be found in Section 1.11 of its Management Discussion and Analysis for the fiscal year ended December 31, 2011 (filed on March 30, 2012) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

New standards and interpretations not yet adopted

A discussion of the Registrant’s changes in accounting policies can be found in Section 1.12 of its Management Discussion and Analysis for the fiscal year ended December 31, 2011 (filed on March 30, 2012).

B. Liquidity	and Capital Resources

Refer to Section 1.5 and 1.6 of the Management Discussion and Analysis for the fiscal year ended December 31, 2011 (filed on March 31, 2012).

Financial Instruments

Interest rate hedging

The Company currently does not use any financial or derivative instruments for hedging or similar purposes.

Material Commitments for Capital Expenditures

At December 31, 2011, the Company had commitments for capital expenditures of $32.8 million relating primarily to mine development and infrastructure costs for the Bokoni Mine.

C. Research	and Development, Patents and Licenses, etc.

Anooraq is a resource-expenditure based corporation and, accordingly, does not have a program of intellectual property development or patenting or licensing issues.

D. Trend	Information

Outlook

Since the onset of the global financial crisis in mid 2008, PGM metal prices (in US$) (“PGM complex”) have remained volatile due to the linkage between the PGM complex and consumer demand for industrial goods, especially in the auto sector.

Given that the European economy has a significant impact on platinum demand, the PGM complex will likely remain volatile until the European economy stabilizes.

Auto demand in countries such as Brazil, Russia, India, China and South Africa (“BRICS”) continue to show signs of improvement, however, the PGM complex continues to be dominated by speculative trading, which supported PGM prices for much of Fiscal 2011.

The South African PGM sector has suffered during Fiscal 2011 and the first part of 2012 from a series of negative events, with labour unrest and safety related stoppages dominating news headlines. The South African government has been engaged by the industry to consider the manner in which safety related stoppages are adjudicated and imposed and we may see a change in approach on this matter during 2012. The industry leader, Anglo American Platinum, has also announced a potential restructuring of its business in South Africa which could have an impact on the PGM sector during 2012. With cost pressures mounting for South African platinum producers and other factors weighing negatively on these producers, management expects that a marked improvement in the ZAR PGM price is necessary before there will be incentive pricing for new PGM project investment in South Africa.

Given the current market trends for the PGM complex, Anooraq must focus on cost containment and ensure that capital expenditures are carefully contemplated in order to position operations to take advantage of any potential recovery in the PGM sector.

Annual Trends

The PGM basket price (in US$) for Fiscal 2011 was 10% higher than the basket price achieved in Fiscal 2010. The US$ platinum price was 7% higher in Fiscal 2011 compared to Fiscal 2010.

The average ZAR:US$ exchange rate demonstrated a strengthening of the ZAR of 1% compared to the average exchange rate during Fiscal 2010.

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

F.    Tabular Disclosure of Contractual Obligations

Refer to Section 1.5 of the Management Discussion and Analysis for the fiscal year ended December 31, 2011 (filed on March 30, 2012).

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

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company as at March 30, 2012, the positions and offices presently held by them and the period or periods of time during which each has served as a directors of the Company. Each director’s terms of office expires at the next annual general meeting of the shareholders of the Company.

Name, position with the Company and province or state and country of residence	Period(s) as a Director or Officer of the Company	Common shares beneficially owned, controlled or directed (1) (2)	B3 Preference shares (1) (3)
Fikile Tebogo De Buck (6) (7) (9) Non-Executive Director Gauteng	Since November 2008	Nil
Anu Dhir (6) (8) (9) (10) Non-Executive Director Ontario, Canada	Since July 2008	Nil
Harold Motaung Director, CEO Gauteng, South Africa	Director since September 2004 Chief Executive Officer since April 2011	19,764,462(4)	18,972,000(4)
Tumelo Motsisi (8) (10) Director and Chairman Gauteng, South Africa	Since September 2004	28,535,143(5)	26,784,000(5)
Sipho Nkosi (7) (8) Non-Executive Director Gauteng, South Africa	Since November 2004	Nil
Rizelle Sampson (9) Non-Executive Director Gauteng, South Africa	Since September 2004	Nil
Joel Kesler Company Secretary Gauteng, South Africa	Since March 2010	959,361
De Wet Schutte CFO Gauteng, South Africa	Since May 2010	Nil
Patrick Cooke (6) Non-Executive Director Gauteng, South Africa	Since Feb 2012	Nil

Notes:

(1)

The information as to number of common shares beneficially owned controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.

(2)

Directors personally own or control a total of 49,258,966 common shares which represent approximately 24.4% of the current outstanding shares. The directors also hold 9,431,000 options (see “Incentive Plan Awards – Option-based Awards”).

(3)	Directors personally own or control a total of 45,756,000 B3 preference shares which represent approximately 22.7% of the current outstanding shares.
(4)

Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings (Proprietary) Limited, multiplied by the number of common shares of Anooraq (115,496,438) held by the Pelawan Trust.

(5)

Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings (Proprietary) Limited, multiplied by the number of common shares of Anooraq (115,496,438) held by the Pelawan Trust.

(6)	Member of the Audit Committee.
(7)	Member of the Nominating and Governance Committee.
(8)	Member of the Compensation Committee.
(9)	Member of the Sustainable Development and Health and Safety Committee.
(10)	Member of the Investment Committee.

Additional details including the principal occupation for the past five years of the above directors are as follows:

FIKILE TEBOGO DE BUCK, BA, FCCA – Director

Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a Bachelor of Arts degree in Economics and Accounting from the University of Swaziland. Ms. De Buck is currently the lead independent director of Harmony Gold Mining Company Ltd and is a member of various board committees of Harmony including the Audit Committee. She has also served in various positions at the Council for Medical Schemes in South Africa.

Ms. De Buck is, or was within the past 5 years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2008	Present
Harmony Gold Company Limited	Director	April 2006	Present

ANU DHIR, BA, JD - Director

Anu Dhir holds a Bachelor of Arts degree from the University of Toronto and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, United States. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas and technology sectors. Ms. Dhir served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company and is currently Managing Director of Miniqs Limited, a private group primarily interested in resource projects that have the capability to grow into major producing operations. Ms. Dhir is a non-executive director of Great Basin Gold Limited, a TSX-listed company engaged in gold mining, Frontier Rare Earths Limited, a TSX-listed company that is focused on rare earth elements and also serves as a non-executive director of Compass Asset Management headquartered in Almaty, Kazakhstan.

During the past five years, Ms. Dhir is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present
Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	October 2009
Andina Minerals Inc.	Officer	January 2006	November 2006
Compass Asset Management	Director	June 2009	Present
Miniqs Limited	Director and Officer	March 2010	Present
Frontier Rare Earths Limited	Director	November 2010	Present
Great Basin Gold Limited	Director	May 2011	Present

A. H. C. HAROLD MOTAUNG, BSc, MBA – Director

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

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited. Mr. Motaung has been a director of Anooraq since September 2004 and is not a director of any other public companies. Mr. Motaung is a founding member of Atlatsa Holdings, the controlling shareholder of Anooraq. Recently he was appointed and served on the board of Mintek as the non-executive chairman.

Mr. Motaung has been a director of the Company since September 2004, and the CEO of the Company since April 2011.

During the past five years, Mr. Motaung is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2008	Present

TUMELO M. MOTSISI, BA, LLM, MBA – Executive Chairman and Director

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the Negotiated Benefits Consultants division of Alexander Forbes, a South African financial services company.

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions (“Cosatu”). He was subsequently appointed as the CEO of Kopano Ke Matla. Mr. Motsisi also served as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings. Mr. Motsisi is a member and director of several South African companies. Mr. Motsisi is a founding member of Atlatsa Holdings, the controlling shareholder of Anooraq. Mr. Motsisi has been a director of Anooraq since September 2004 and is not a director of any other public companies.

During the past five years, Mr. Motsisi is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2008	Present

SIPHO A. NKOSI, B.Comm, MBA – Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. Mr. Nkosi is the CEO of Exxaro Resources Limited. Prior to this, Mr. Nkosi was one of the founders of and CEO of Eyesizwe Coal (Pty) Ltd, which merged with Kumba Resources to form Exxaro. Prior to Eyesizwe Coal, Mr. Nkosi was Country Manager of ABB Alstom Power (SA), having previously worked with Anglo Coal and Ingwe. In 1992, Mr. Nkosi joined Ingwe as the Marketing Manager responsible for international coal marketing. He was Export Marketing Co-ordinator in the international marketing division of Anglo Coal from 1986 to 1991.

Mr. Nkosi has been the President of the Chamber of Mines of South Africa since 2008, being an Executive Council member of the Chamber of Mines since 2006.

During the past five years, Mr. Nkosi is, or has been a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Exxaro Resources Limited	Director	November 2006	Present
Sanlam Limited	Director	March 2006	Present
Great Basin Gold Limited	Director	August 2003	July 2009

RIZELLE M. SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Corporate Finance from the University of London (School of Economics), a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd, she co-founded African Footprint Investment Holdings (Pty) Ltd (“AFIH”), an investment holding company that is mainly black woman owned and managed. Ms. Sampson represents AFIH on the board of Tellumat (Pty) Ltd. She is also a trustee of the Sentech Educational Fund Advisory Board and a non-executive director of IPSA Group Plc and Diesel Power Open Cast Mining.

During the past five years, Ms. Sampson is, or has been a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
Independent Power Southern Africa (IPSA) Group PLC	Director	January 2009	Present
Diesel Power Open Cast Mining	Director	June 2010	Present

JOEL KESLER, B.COM, LLB (CUM LAUDE) UCT – Executive: Corporate and Business Development

Joel Kesler is a South African qualified lawyer with significant experience in mining finance and business development. He currently serves on Anooraq’s executive committee and is responsible for the Company’s Corporate and Business Development. He also serves as corporate secretary to the company. Mr. Kesler is not a director of any public companies.

DE WET SCHUTTE, B.COM (HONS), CA (SA) – CFO

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

PATRICK COOKE, B.COM (WITS), CA (SA) – Director

Patrick Cooke has over 40 years’ professional experience as a chartered accountant and management consultant. Mr. Cooke was responsible for listing two companies on the main board of JSE Limited (“JSE”) and was the financial director of a third JSE-listed company. His industry experience is wide, having been involved in mineral information technology, wholesale fast moving consumer goods, financial and professional services companies. He was appointed a non-executive director of Sallies Limited in October 2009 and, with effect from February 1, 2010, was appointed Financial Director, Chief Operating Officer and Acting Chief Executive Officer. He resigned from all positions at Sallies Limited with effect from January 2012. Mr. Cooke has been the chairman of the Bokoni Group audit committee for the past two years.

During the past five years, Mr. Cooke is, or has been a director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Limited	Director	March 2006	Current
Sallies Limited	Director	August 2009	December 2011
Pangea Diamonds	Director	January 2006	January 2009

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

(b)

To review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the CEO, CFO and other senior officers (collectively, the “Officers”) if applicable. The Compensation Committee evaluates the performance of the Officers in light of those goals and review and recommend to the Board the officers’ annual compensation and incentive or equity plan participation levels and bases of participation. Recommendations of compensation include salary, bonus, and other incentive compensation.

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

The Compensation Committee is composed of Anu Dhir (the Committee Chairperson) and Sipho Nkosi, both of whom are independent directors. During the 2011 financial year, the committee met twice and the proceedings at such meetings were documented in the form of meeting minutes.

In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:

(a)	the CEO;

(b)	the CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2011.

Report on Executive Compensation

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

The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company’s business.

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

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international sources of such listed information. Currently, the Company relies on Anglo Platinum for this information, and Anglo Platinum uses PE Corporate Services (Pty) Ltd and Global Remuneration Solutions (Pty) Ltd to provide this information. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities. Salaries of executive officers are reviewed annually by the Board of Directors.

Bonus Compensation

The Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. No other bonus arrangements have been agreed although certain NEOs may be awarded bonus compensation in 2012 based on objectives to be agreed by the Board for 2011. The Company is currently in the process of compiling a remuneration policy in order to determine such bonus payments.

Equity Participation

The Company has in place the Stock Option Plan dated for reference May 21, 2004, as amended June 17, 2005 and again on June 15, 2009. The terms of the Plan are described below at “Stock Option Plan”. The Stock Option Plan is designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent directors, employees and consultants, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. Stock options are granted taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. The Compensation Committee administers the stock option plan, generally granting options annually to directors, management, employees and consultants, and to individuals commencing employment with the Company. Previous grants are taken into account when considering new grants.

The Company also currently has a scheme in place to award share appreciation rights (“SARs”) to recognize the contributions of senior staff to the Company’s financial position and performance and to retain key employees. These share appreciation rights are linked to the share price of the Company’s common shares on the JSE and are settled in cash on the exercise date. The share appreciation rights settle on the vesting date and then employees can exercise at any date between the vesting date and the expiration date.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

SUMMARY COMPENSATION TABLE

Non-equity incentive plan compensation
Name	Year	Salary ($) (3)	Option based awards ($) (4)	Annual incentive plans ($) (5)	Long- term incentive plans ($)	Pension, provident and medical value ($)	All Other Compensation ($)	Total Compensation ($)
Phillip Kotze (1) (2) (7) Former Director, President and CEO	2011 2010 2009	472,474 428,910 414,559	Nil Nil 143,350	Nil Nil Nil	Nil Nil Nil	16,709 63,006 89,055	74,541 21,135 Nil	563,724 513,051 646,963

Tumelo Motsisi Director Executive Chairman	2011 2010 2009	412,648 373,384 366,733	Nil Nil 234,339	Nil Nil 323,007	Nil Nil Nil	60,643 55,233 80,042	24,025 21,699 Nil	497,316 450,316 1,004,122
Harold Motaung (6) (7) Director and CEO	2011 2010 2009	403,644 294,023 302,056	Nil Nil 90,996	Nil Nil 144,375	Nil Nil Nil	59,383 44,122 88,167	37,979 23,351 Nil	501,006 361,496 625,594
Joel Kesler Corporate Finance and Business Development	2011 2010 2009	291,135 267,658 267,705	Nil Nil 91,590	Nil Nil 267,910	Nil Nil Nil	43,632 40,431 73,877	34,214 26,429 Nil	368,981 334,518 701,083
Bava Reddy Executive: Mineral Strategy and Exploration	2011 2010 2009	226,979 214,732 207,841	Nil Nil 369,724	Nil Nil Nil	Nil Nil Nil	34,075 32,429 44,097	25,711 19,436 Nil	286,765 266,597 621,662
DeWet Schutte (8) CFO	2011 2010 2009	350,716 310,288 23,110	Nil 610,491 Nil	Nil Nil Nil	Nil Nil Nil	49,103 29,687 248	7,825 689 Nil	407,644 951,155 23,359

Notes:

(1)	Mr. Kotze was appointed as CEO on July 1, 2008.
(2)	Mr. Kotze resigned his duties as CEO on April 1, 2011.
(3)

Compensation of certain of the Company’s South African executives is payable in Canadian dollars but is paid to each executive in ZAR at an exchange rate of 1 CAD = ZAR7.31, being the average monthly rate in effect for the year ended December 31, 2011.

(4)

The options granted in the 2007, 2008, 2009 and 2010 financial years were granted pursuant to the Stock Option Plan. (See “Stock Option Plan”). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate.

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

(6)	Mr. Motaung was appointed as CEO in April 2011.
(7)	The NEOs who are also directors do not receive any compensation in their capacity as directors of the Company.
(8)	Mr. Schutte was appointed Acting CFO in December 2009 and was appointed as CFO with effect from May 1, 2010.

Incentive Plan Awards – Option-based Awards

The Company currently has an option-based awards plan and a share appreciation rights scheme in place for certain employees. At the annual and extraordinary general meeting of the shareholders of the Company held on June 15, 2009 all the share options issued was approved for repricing to $1.29. The following table sets out all option-based awards outstanding as at December 31, 2011 for each NEO:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Phillip Kotze	796,000 1,000,000	1.29 0.84	June 25, 2013 November 30, 2016	Nil Nil
Tumelo Motsisi	975,000 525,000 800,000	1.29 1.29 0.84	October 15, 2012 June 30, 2013 November 30, 2016	Nil Nil Nil
Harold Motaung	535,000 510,000	1.29 0.84	October 15, 2012 November 30, 2016	Nil Nil
Joel Kesler	475,000 525,000 570,000	1.29 1.29 0.84	October 15, 2012 June 30, 2013 November 30, 2016	Nil Nil Nil
Bava Reddy	550,000 570,000	0.96 0.84	June 25, 2014 November 30, 2016	Nil Nil
De Wet Schutte	500,000	1.61	May 1, 2017	Nil

Notes:

(1)

The value at December 31, 2011 is calculated by determining the difference between the closing price of the Company’s common shares at December 31, 2011 ($0.39) underlying the option on the TSX-V and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2011, for each NEO:

NAME	Option based awards - Value vested during the year(1)	Non-equity incentive plan compensation – value earned during year
Phillip Kotze	Nil	Nil
Tumelo Motsisi	Nil	Nil
Harold Motaung	Nil	Nil
Joel Kesler	Nil	Nil
De Wet Schutte	Nil	Nil
Bava Reddy	Nil	Nil

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

Issue of new options

During the 2011 year the Company issued no share options.

The terms of the outstanding stock options at December 31, 2011 are as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
October 15, 2012	$1.29#	3,785,000	3,785,000	0.8
June 25, 2013	$1.29#	916,000	916,000	1.5
June 30, 2013	$1.29#	1,410,000	1,410,000	1.5
June 25, 2014	$0.96	600,000	600,000	2.5
November 30, 2016	$0.84	4,705,000	3,450,880	4.9
May 1, 2017	$1.68	500,000	166,500	5.3
July 1, 2017	$1.05	86,667	86,667	5.5
August 1, 2017	$1.11	160,000	160,000	5.6
Total		12,162,667	10,654,415

Weighted average exercise price		$1.11	$1.19

#- The options were re-priced to $1.29 on June 30, 2009.

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

The following table sets out equity compensation plan information as at December 31, 2011:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders – (the Share Plan)	12,162,667	1.11	20,437,333
Equity compensation plans not approved by security holders	-	-	_
Total	12,162,667	1.11	20,437,333

PENSION AND PROVIDENT PLAN BENEFITS

The full time employees of the Company at the corporate offices belong to the Alexander Forbes Retirement Fund (Provident and Pension sections). The Company contributes 14% of the basic salaries of the employees on a monthly basis to the fund.

The employees of the Bokoni Mine belong to the following funds depending on their position:

—	The Company contributes 14% of the basic salaries of certain employees to the Anglo Platinum Group Provident Fund.
—	The Company contributes 14% of the basic salaries of certain employees to the Anglo Platinum Mines Retirement Fund.

Membership of these retirement funds is compulsory in all cases.

Provident Fund
Name	Accumulated value at January 1, 2011	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2011
	($)	($)	($)	($)
Tumelo Motsisi	133,984	54,611	51,734	240,330
Harold Motaung	108,829	44,887	50,659	204,376
Joel Kesler	97,420	39,712	37,222	174,353
Bava Reddy	67,678	19,660	29,069	116,408
De Wet Schutte	26,394	3,472	41,887	71,753

Pension Fund
Name	Accumulated value at January 1, 2011	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2011
	($)	($)	($)	($)
Tumelo Motsisi	78,140	6,681	30,300	115,120
Harold Motaung	63,471	5,626	29,670	98,767
Joel Kesler	56,815	4,848	21,800	83,463
Bava Reddy	39,445	3,459	17,025	59,930
De Wet Schutte	15,369	2,052	24,532	41,953

EMPLOYMENT CONTRACTS, TERMINATION AND CHANGE IN CONTROL BENEFITS

Written contracts are in place between the Company and Harold Motaung, Bava Reddy and De Wet Schutte. There are no written employment contracts in place between the Company and Tumelo Motsisi and Joel Kesler. The Company is currently in the process of compiling a remuneration policy, and as part of this process the written employment contracts between the Company and NEOs will also be reviewed or implemented, as applicable.

It is not expected that there will be any written contracts between the Company and any independent non-executive directors which are appointed to the Board.

There are no compensatory plans or arrangements with the NEOs that entitle a NEO to receive more than $100,000 from the Company as a result of the resignation, retirement or any other termination of employment of the NEOs’ employment, a change in control of the Company or its subsidiaries or a change of the NEOs’ responsibilities following a change in control.

Written employment contracts between the Company and the Company’s NEOs provide for compensation payable under certain circumstances following termination or a change in control, inclusive of the following:

—	a 30 day notice period applies;
—	payment of annual holiday leave;
—	in terms of the stock option plan, all vested stock options held by the employee may be exercised with 90 days.

DIRECTOR COMPENSATION

Each director of the Company, who is not an executive officer, but an independent director (namely, Sipho Nkosi, Wayne Kirk (resigned January 31, 2012), Fikile Tebogo De Buck, Rizelle Sampson and Anu Dhir) are paid an annual director’s fee of $35,000, plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairpersons. Executive officers do not receive additional compensation for serving as directors. Directors who are affiliated with HDSI (namely Ronald Thiessen) are paid a fee through Hunter Dickinson Services Inc for their services based on time spent on the Company’s matters during the year. There is no written or oral contract between the Company or any of its subsidiaries and any executive or non-executive director relating to remuneration or fees payable or restraint payments.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2011 is:

Name of Director (7)	Fees earned ($)(2)	Option- based awards ($)	Bonus Shares	Non-equity incentive plan compensation	Total ($)
Anu Dhir(3)	41,500	Nil	Nil	Nil	41,500
Fikile De Buck(4) (5)	41,500	Nil	Nil	Nil	41,500
Wayne Kirk(6)	30,000	Nil	Nil	Nil	30,000
Sipho Nkosi	37,000	Nil	Nil	Nil	37,000
Rizelle Sampson	38,000	Nil	Nil	Nil	38,000
Ronald W. Thiessen(1)	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Director of HDSI.

(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.

(3)	Anu Dhir joined the Company as a director in July 2008.

(4)	Fikile De Buck joined the Company as a director in September 2008.

(5)	Audit Committee Chairman.

(6)	Nominating and Governance Committee Chairman.

(7)	Directors who are also NEO’s and receive compensation for services as directors are included in the NEO summary compensation table.

The following table sets out all option-based awards outstanding as at December 31, 2011, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Ronald Thiessen	120,000 150,000	1.29 0.84	June 30, 2013 November 30, 2016	Nil Nil
Sipho Nkosi	240,000 150,000	1.29 0.84	October 15, 2012 November 30, 2016	Nil Nil
Rizelle Sampson	240,000 150,000	1.29 0.84	October 15, 2012 November 30, 2016	Nil Nil
Anu Dhir	120,000 150,000	1.29 0.84	June 25, 2013 November 30, 2016	Nil Nil
Fikile De Buck	100,000	0.84	November 30, 2016	Nil

Note:

(1)

The value at December 31, 2011 is calculated by determining the difference between the closing price of the Company’s common shares on December 31, 2011 ($0.39) underlying the option on the TSX -V the exercise price of the options.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2011, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

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

The completion bonuses were as follows:

Name and Position	Amount of Completion Bonus Payable $	Number of common shares Issued (Issue price $1.11)
Tumelo Motsisi, Executive Chairman	175,350	157,973
Harold Motaung, Chief Executive Officer and Director	144,375	130,068
Joel Kesler, VP, Business Development	127,575	114,932
Iemrahn Hassen, CFO	59,125	53,266
Total	506,425

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

The details of the stock options exercised and the compensation in respect thereof is as follows:

Name	Number of Stock Options Exercised	Exercise Price	Amount of Option Compensation	Number of Common Shares Issued (Issue price $1.11)
Tumelo Motsisi, Executive Chairman	525,000	$1.40	147,658	133,025
Joel Kesler, VP, Business Development	525,000	$1.40	140,336	126,429
Ronald Thiessen Director	120,000	$1.40	33,746	30,402
Scott Cousens Director	120,000	$1.40	33,746	30,402
Robert Dickinson Director	120,000	$1.40	33,746	30,402

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

There are no written contracts between the Company and any independent non-executive directors which are appointed to the Board.

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, and recent employment by the auditors and like matters. The majority of the directors are independent directors. The Company’s Corporate Governance Policies and Procedures Manual, which governs the conduct of the Board of Directors, is available on the Company’s website at http://www.anooraqresources.com. Information on the Company’s website is not a part of this Annual Report.

The Canadian Securities Administrators’ corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Board believes it is important that the Board of Directors regularly meet without management of the Company, but has also determined that open and candid discussion among independent directors is not necessarily inhibited by the presence of the non-independent directors and their exclusion from such meetings is not always warranted. No formal meeting of the independent directors were held during 2011.

The Board currently does not have an independent Chair, nor does it appoint a lead independent director. The Board facilitates its independent supervision over management in several ways including the holding of regular board meetings and committee meetings, informal discussions among independent directors and management and by retaining independent consultants where it deems necessary. With the exception of the Investment Committee, each of the standing board committees is also solely comprised of independent directors. Independent supervision is also achieved by the formation of special committees of the independent directors to oversee any matters in which non-independent directors who are members of management may have an interest. In addition, the Board of Directors has direct access to the Company’s external auditors, legal counsel and to any of the Company’s officers.

The independent members of the Board of Directors of the Company for Fiscal 2011 were Fikile De Buck, Anu Dhir, Wayne Kirk (resigned January 31, 2012), Sipho Nkosi and Rizelle Sampson.

The non-independent directors for Fiscal 2011 were Philip Kotze (Former President and CEO, resigned April 2011), Harold Motaung (Former Chief Operating Officer and current President and CEO, appointed April 2011), Tumelo Motsisi (Chairman of the Board) and Ron Thiessen (resigned June 2011).

The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2011.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee	Sustainable Development and Health and Safety Committee
Anu Dhir (3)(4)(5)(12)	4 of 4	4 of 4	Not applicable	2 of 2	4 of 4
Fikile De Buck (1)(5)(6)(12)	3 of 4	2 of 4	1 of 1	Not applicable	3 of 4
Philip Kotze(9)	1 of 4	Not applicable	Not applicable	Not applicable	Not applicable
Wayne Kirk (2)(6)(5)(7)	2 of 4	3 of 4	1 of 1	Not applicable	Not applicable
Harold Motaung	4 of 4	Not applicable	Not applicable	Not applicable	Not applicable
Tumelo Motsisi(10)	4 of 4	Not applicable	Not applicable	Not applicable	Not applicable
Sipho Nkosi(3)(6)	3 of 4	Not applicable	1 of 1	2 of 2	Not applicable
Rizelle Sampson(11)(12)	3 of 4	Not applicable	Not applicable	Not applicable	4 of 4
Ronald W. Thiessen(8)	1 of 4	Not applicable	Not applicable	Not applicable	Not applicable

Notes:

(1)	Audit Committee Chairman.
(2)	Nominating and Governance Committee Chairman.
(3)	Member of the Compensation Committee.

(4)	Compensation Committee Chairman.
(5)	Member of the Audit Committee.
(6)	Member of the Nominating and Governance Committee.
(7)	On January 31, 2012, Wayne Kirk resigned as member of the Audit Committee, Nominating and Governance Committee and the Anooraq Board of Directors.
(8)	On June 22, 2011, Ronald Thiessen resigned as member of the Anooaq Board of Directors.
(9)	On April 30, 2011, Philip Kotze resigned as member of the Anooraq Board of Directors.
(10)	Chairman of the Anooraq Board of Directors.
(11)	Chairman of the Sustainable Development and Health and Safety Committee.
(12)	Member of the Sustainable Development and Health and Safety Committee.

2.	Orientation and Continuing Education

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

The Board has adopted a formal ethics policy, that applies to all directors, officers and employees of the Company, included in Section B-3 to the Company’s Corporate Governance Policies and Procedures Manual, which is available for download from the Company’s website (www.anooraqresources.com). Information on the Company’s website is not a part of this Annual Report. The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Compliance with the Code of Ethics is monitored by the Nomination and Governance Committee. No departures from the code were identified by the Nominating and Governance Committee during Fiscal 2011. The Board has a number of policies in place designed to ensure that directors exercise independent judgment in matters where a director or officer has a material interest. In those circumstances, the relevant director and officer must declare their interest and in the case of a director, refrain from voting, and the Nominating and Governance Committee considers any interested party transactions in advance of their consideration by the Board.

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

The Board has not adopted descriptions for the positions of Board chairman, and the chairman for each of the board committees, but, as at the date of this Annual Report, the roles and responsibilities for the board and for each of the board committees has been described in the Company’s Corporate Governance Policies and Procedures Manual dated June 1, 2010, which is available on the Company’s website at www.anooraqresources.com.

Audit Committee

The Audit Committee is an important element of the Board’s system of monitoring and control. The Audit Committee meets at least four times a year. All the members of the Audit Committee are independent non-executive directors, financially literate and have extensive Audit Committee experience. Current members of the Audit Committee are Fikile Tebogo De Buck (chair), Anu Dhir and Patrick Cooke. Wayne Kirk resigned from being a member of the Audit

Committee on January 31, 2012. Patrick Cooke was appointed to serve on the Audit Committee as from February 1, 2012.

The Chairman of the Board, the CEO, CFO, the internal auditors (outsourced function) and external auditors attend Audit Committee meetings on invitation.

The Audit Committee has been established primarily to assist the Board in overseeing:

—	the quality and integrity of the company’s financial statements (including group financial statements) and public disclosures in respect thereof;

—	the qualification and independence of the external auditors for Anooraq;

—	the scope and effectiveness of the external audit function for Anooraq;

—	the effectiveness of the Company’s internal controls; and

—	compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements.

In addition to the responsibilities above, the Anooraq Board has appointed the Audit Committee to perform on behalf of all South African subsidiaries of Anooraq, the functions listed in section 94(7) of the South African Companies Act.

The Board has delegated extensive powers in accordance with the South African Companies Act, King III and US corporate governance requirements to the Audit Committee to perform the above functions. In line with these requirements, the Audit Committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the Audit Committee.

The Audit Committee meets regularly with the Company’s external auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The Audit Committee approves the external auditors’ engagement letter on the terms, nature and scope of the audit function and the audit fee. Interim and annual results of the Company and trading statements of the Company are reviewed by the audit committee before publication. The audit committee usually makes recommendations and refers matters for information or approval to the Board.

Both the Audit Committee and the Board are satisfied that the independence of the external auditors is not in any way impaired or compromised.

The text of the audit committee’s charter is available on SEDAR at www.sedar.com.

Nominating and Governance Committee

Members: Wayne Kirk (Chair), Fikile Tebogo De Buck and Sipho Nkosi. Wayne Kirk resigned from being a member of the Nominating and Governance Committee on January 31, 2012. Patrick Cooke was appointed to serve on the Nominating and Governance Committee as from February 1, 2012, and to act as chairman of this committee.

The committee is currently comprised of three non-executive directors, all of whom are independent.

The Nomination and Governance Committee’s functions include reviewing and making recommendations to the Board on the company’s general corporate governance framework, the composition and performance of the Board and its committees, appointment of directors and group executive committee members, legal compliance and the company’s ethics policy and programs.

Compensation Committee

Members: Anu Dhir (Chair) and Sipho Nkosi.

All the members of the committee, including the chair, are independent non-executive directors. In line with the recommendations of King III, the CEO attends the meetings of the committee at the request of the committee, but is requested to leave the meeting before any decisions are made.

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

Investment Committee

Members: Anu Dhir, Tumelo Motsisi (Chairman) and Ronald Thiessen (Resigned June 22, 2011).

The committee meets as and when investment opportunities are identified. During Fiscal 2011, the committee met three times. The meeting were held on April 5, 2011, September 11, 2011 and October 14, 2011. Tumelo Motsisi, Ronald Thiessen and Anu Dhir were present for the meeting held on April 5, 2011. Tumelo Motsisi and Anu Dhir were present for the meetings held on September 11, 2011 and October 14, 2011.

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

D.    Employees

At December 31, 2011, Anooraq had no direct employees in Canada. There were 15 employees in South Africa who provide administrative and compliance functions to the Company. The Company has, in the past, received many of its services from HDSI. HDSI provided administrative, compliance and management services to Anooraq, pursuant to an administrative services agreement dated for reference December 31, 1996. Substantially all of the administrative, compliance and management services have now been transitioned to South Africa.

The Company outsources many of its functions to professional consultancy and advisory firms.

Bokoni has approximately 5,300 employees (including 1,800 contractors), including approximately 9 of whom may be considered senior management.

Underground mining operations in South Africa are labor intensive with 60% of operational expenditure at the Bokoni Mine applied to labor. The Bokoni Mine employs approximately 3,500 own enrolled employees and has approximately 1,800 contractors. The mine employees are represented by three labor unions and wage negotiations are generally held every two years with a one to two year wage accord being agreed subsequent to such negotiations. The labor agreements in place with the three labor unions do not expire until June 30, 2013.

E.    Share Ownership

Item 6.A. above sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each holds as of December 31, 2011, each nominee’s principal occupation, the period of time during which each has been a director of the Company and the number of common shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction.

Item 6.B. above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

F.    Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Corporate Cease Trade Orders

To the knowledge of the Board of Directors, no director or executive officer of the Company is, at the date hereof, or was within the ten years before the date hereof, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of the Board of Directors, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to effect materially the control of the Company: (i) is, at the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or has a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold such persons assets.

Penalties or Sanctions

To the knowledge of the Board of Directors, no director of executive officer of the Company, or a shareholder holding a sufficient number of Securities of the Company to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority has entered into a settlement agreement with a securities authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

G.    Conflicts of Interest

To the best of Anooraq’s knowledge, no actual or potential conflict of interest exists between Anooraq, or any subsidiary, and any director or officer of Anooraq or any subsidiary.

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

As at March 30, 2012, to the knowledge of the directors and executive officers of Anooraq, the only persons who beneficially own, directly or indirectly, or control or direct, five percent (5%) or more of the issued and outstanding Anooraq Shares are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee (1) Atlatsa Holdings Investments (Proprietary) Limited, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa	115,496,438	57.2% (4)
Mr. Tumelo M. Motsisi (2) 4th Floor, 82 Grayston Drive Sandton, South Africa	28,535,143 (27,719,145 as part of the 115,496,438 shown above, see note 2 below)	14.1%
Mr. C. Harold Motaung 4th Floor, 82 Grayston Drive Sandton, South Africa	19,764,462 (19,634,394 as part of the 115,496,438 shown above, see note 3 below)	9.8%

(1)

These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Atlatsa Holdings pursuant to escrow arrangements described in Item 4.A.2. “Summary Corporate History and Intercorporate Relationships” above.

(2)

Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Anooraq (115,496,438) held by the Pelawan Trust. Therefore, 27,719,145 of these shares are held as an indirect interest in the 115,496,438 shares shown above.

(3)

Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Anooraq (115,496,438) held by the Pelawan Trust. Therefore, 19,634,394 of these shares are held as an indirect interest in the 115,496,438 shares shown above.

(4)

The percentage is pre-conversion of the B preference shares. Refer to Section 4A “Structure of Ownership Following the Bokoni Transaction” for the percentage holding of the Pelawan Trust in Anooraq post-conversion of the B preference shares.

No major shareholders have different voting rights.

As noted in the table above, the Company is indirectly controlled by Atlatsa Holdings as a result of the Pelawan transaction (see Item 4.A.2. – “Summary Corporate History and Intercorporate Relationships”, above).

The information in the table above was supplied by Computershare Trust Company of Canada, the Company’s registrar and transfer agent, and by the individuals themselves.

As of March 27, 2012, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

	Number of registered	Number of	Percentage of
Location	shareholders of record	shares	total shares
Canada	31	52,350,586	25.93%
United States	27	4,037,005	2.00%
Other	2	145,500,882	72.07%
	60	201,888,473	100.00%

Pursuant to the Bokoni Transaction at July 1, 2009, the Company issued 4,497,062 common shares to the Bokoni Platinum Mine ESOP Trust and 9,799,505 to the Anooraq Community Participation Trust and as a result of the compensation arrangements the Company issued 806,898 common shares to directors and officers.

As of March 27, 2011 the Company has 201,888,473 common shares outstanding.

Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing house is located.

B.    Related Party Transactions

Refer to Section 1.8 of the Management Discussion and Analysis for the fiscal year ended December 31, 2011 (filed on March 30, 2012).

C.    Interests of Experts and Counsel

No technical experts named in this Annual Report have any registered or beneficial interest, directly or indirectly in any securities or property of Anooraq or any of Anooraq’s affiliates or associates.

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

Legal Proceedings

As of March 30, 2012, there are no material legal or arbitration proceedings against Anooraq or any of its subsidiaries, nor, to the knowledge of Anooraq, are such proceedings pending or threatened that may have or have had in the previous 12 months a material effect on Anooraq’s financial position.

As of March 30, 2012, no penalties or sanctions have been imposed against Anooraq by a court relating to securities legislation or by a securities regulatory authority, nor has Anooraq entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Anooraq are being retained to fund current operations at the Bokoni Mine, to service current debt facilities and for exploration of its projects.

8.B. Significant	Changes

Refer to note 38 of the audited consolidated financial statements for events after the reporting date.

ITEM 9	THE OFFER AND LISTING

A.    Offer and Listing Details

High and Low Market Prices and Volume Traded

	TSX Exchange: ARQ-V			NYSE Amex: ANO			JSE: ARQ-J
	High	Low	Volume	High	Low	Volume	High	Low	Volume
	CAD	CAD		USD	USD		ZAR	ZAR
Annual
2011	1.58	0.33	8,361,610	1.66	0.31	62,512,721	11.50	3.30	6,904,276
2010	1.80	0.88	18,174,583	1.78	0.82	111,519,392	13.20	6.00	7,537,498
2009	1.48	0.33	7,854,533	1.35	0.26	40,090,858	10.00	2.70	5,364,691
2008	4.69	0.22	12,098,579	4.82	0.14	37,606,637	34.00	2.95	8,925,372
2007	5.38	1.10	45,683,862	5.63	0.80	138,414,378	35.90	7.50	23,631,268

By Quarter
Calendar 2008
First Quarter	4.69	2.80	4,561,016	4.82	2.77	16,161,275	34.00	18.50	2,880,825
Second Quarter	3.96	2.63	2,241,544	3.94	2.56	7,397,330	31.30	21.00	1,964,166
Third Quarter	2.95	0.86	1,738,684	2.91	1.01	6,599,411	23.00	9.00	2,040,993
Fourth Quarter	1.11	0.22	3,557,335	1.10	0.14	7,448,621	9.18	2.95	2,039,388

Calendar 2009
First Quarter	0.88	0.33	1,779,558	0.73	0.26	7,104,349	6.15	2.70	1,819,226
Second Quarter	1.48	0.81	2,255,729	1.35	0.60	17,360,268	10.00	5.00	2,216,331
Third Quarter	1.10	0.80	1,679,328	1.06	0.72	8,853,514	7.95	5.70	782,139
Fourth Quarter	0.99	0.78	2,139,918	0.95	0.72	6,772,727	7.50	6.00	546,995

Calendar 2010
First Quarter	1.65	0.92	5,054,515	1.56	0.83	28,192,280	12.00	6.25	1,087,172
Second Quarter	1.80	1.07	4,030,067	1.78	1.00	28,920,366	13.20	8.00	1,542,686
Third Quarter	1.21	0.88	2,578,830	1.24	0.82	15,987,136	9.25	6.00	2,405,711
Fourth Quarter	1.66	0.95	6,511,171	1.69	0.92	38,419,610	10.62	6.71	2,501,929

Calendar 2011
First Quarter	1.58	0.91	2,955,381	1.66	0.93	21,133,516	11.50	7.01	2,004,419
Second Quarter	1.25	0.58	2,701,173	1.35	0.59	24,459,222	8.68	4.50	2,430,448
Third Quarter	0.73	0.48	1,761,687	0.78	0.42	10,672,991	5.70	3.50	1,772,344
Fourth Quarter	0.63	0.33	943,369	0.67	0.31	6,246,992	5.00	3.30	697,065

Monthly
December 2011	0.55	0.33	552,321	0.54	0.31	3,162,885	4.40	3.30	264,628
January 2012	0.57	0.41	888,293	0.55	0.38	3,599,464	4.30	3.62	353,813
February 2012	0.66	0.44	381,027	0.63	0.44	2,277,201	4.73	3.89	785,226

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

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F. Expenses	of the Issue

Not applicable.

G. Escrow	Securities

The following table sets out the number of securities of the Company held, to the knowledge of the management of the Company, in escrow as of March 30, 2012 and the percentage that number represents of the outstanding securities of that class.

Designation of Class	Number of Securities held in Escrow	Approximate Percentage of Class
Common shares (1)	58,805,135	29% (4) (5)
Common shares (2)	56,691,303	28% (4) (6)
“B3” preference shares (3)	111,600	100% (7) (8)

Notes:

(1) These shares are registered in the name of the Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in “The Acquisition—Description of Lockup Arrangements for Consideration Shares” in the August 2004 Circular. The total number of shares held by the Pelawan Trust at March 30, 2012 was 115.5 million.

(2) Pursuant to implementation of the Bokoni Transaction, Atlatsa Holdings, the sole beneficiary of the Pelawan Trust, which is the controlling shareholder of Anooraq, established a special purpose vehicle as a wholly owned subsidiary of Atlatsa Holdings (the “Pelawan SPV”) and transferred 56,691,303 of its Anooraq shareholding to the Pelawan SPV as security for the B2 and B3 preference shares. These shares remain subject to the lockup arrangements described in Note 1 above.

(3) The Pelawan SPV holds 111,600 B3 preference shares which are ultimately convertible into 111.6 million Anooraq common shares. These shares, once converted, remain subject to the lockup arrangements described in Note 1 above.

(4) This percentage disclosed relates to the number of shares held in escrow, divided by the number of common shares outstanding, before dilution, as at March 30, 2012, being 201,888,473.

(5) The percentage of class on a fully diluted basis relating to the shares described in Note 1 is 14%. The percentage of class on a fully diluted basis has been calculated as the number of shares in escrow, divided by the diluted weighted average number of common shares as at February 29, 2012, being 424,791,411.

(6) The percentage of class on a fully diluted basis relating to the shares described in Note 2 is 13%. The percentage of class on a fully diluted basis has been calculated as the number of shares in escrow, divided by the diluted weighted average number of common shares as at February 29, 2012, being 424,791,411.

(7) The “B3” preference shares held in escrow represent the only outstanding “B3” preference shares as of December 31, 2011, so the percentage of class on a pre-conversion non-diluted basis is 100%.

(8) The percentage of class on a post-conversion fully diluted basis is 27%. The calculation was determined as the number of shares in escrow after conversion, being 111,600,000, divided by the diluted weighted average number of common shares as at February 29, 2012, being 424,791,411.

ITEM 10     ADDITIONAL INFORMATION

A. Share	Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 201,888,473 common shares, without par value, as at December 31, 2012 and 201,888,473 as at February 29, 2012.

Each common share carries one vote at all meetings of shareholders, participates rateably in any dividend declared by the directors and carries the right to receive a proportionate share of the assets of the Company available for distribution to holders of common shares in the event of a liquidation, dissolution or winding-up of the Company. The holders of common shares have no pre-emptive or conversion rights.

Preference shares

115,800 B2 Convertible preference shares (authorized and issued) of $0.1481 each and 111,600 B3 Convertible preference shares (authorized and issued) of $0.1481 were issued during the year ended December 31, 2009.

The final effects of the share settled financing completed in connection with the Bokoni Transaction will result in RPM receiving a fixed number of 115.8 million common shares of Anooraq and Atlatsa Holdings, Anooraq’s controlling shareholder, receiving a fixed number of 111.6 million common shares of Anooraq.

These preference shares are convertible upon the earlier of the date of receipt of a conversion notice from RPM and July 1, 2018.

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

No Limitation on Foreign Ownership

There are no limitations under Anooraq’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also Item 10D – “Exchange Controls”, below.)

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

(i)

Deloitte Mining Shared Service Centre Master Services Agreement between Plateau and Halonet Investments (Pty) Ltd (Trading as Deloitte Mining Shared Service Centre (Pty) Ltd) dated January 17, 2010 – This agreement relates to the services to be rendered surrounding the new SAP system and other IT related aspects to be supplied by the Deloitte Mining Shared Service Centre.

(ii)

Shareholder’s Agreement between Deloitte Consulting (Pty) Ltd and Plateau Resources (Pty) Ltd and Halonet Investments (Pty) Ltd dated October 29, 2010 – This agreement relates to the financing of the new SAP system. The agreement resulted in a loan of $3.4 million (ZAR23 million) from Deloitte Consulting (Pty) Ltd to Plateau, which bears interest at prime plus 2% and is payable in quarterly instalments, which commenced March 31, 2011.

D. Exchange	Controls

Anooraq is a corporation registered in Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. (See Item 10E – “Taxation”, below).

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

E.    Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management’s understanding, summarizes the principal Canadian federal income tax consequences generally applicable to the holding and disposition of common shares by a holder (in this summary, a “U.S. Holder”) who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Anooraq, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, persons who acquired their common shares in a transaction considered for purposes of the Tax Act to be an adventure or concern in the nature of trade, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations there under, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by or on behalf of the Minister of Finance to the date hereof, and the current published administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by Anooraq will normally be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder that is entitled to full benefits under the Treaty and that beneficially owns such dividends is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Anooraq’s voting shares). Anooraq will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a gain realized on the disposition of a Common Share (other than to Anooraq) provided that the share is not “taxable Canadian property” to the holder thereof. If the common shares are listed on a designated stock exchange, which currently includes the American Stock Exchange, a Common Share generally will not be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned 25% or more of Anooraq’s issued shares of any class or series and more than 50% of the fair market value of the Common Share was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) Canadian resource properties

(as defined in the Tax Act); (iii) timber resource properties (as defined in the Tax Act); or (iv) options in respect of, interests in or rights in the properties described in (i) to (iii) above.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act on a disposition or deemed disposition of such shares, will generally be relieved from such liability under the Treaty (assuming the U.S. Holder is entitled to full benefits under the Treaty) unless the value of the shares of the Company at the time of disposition is derived principally from real property situated in Canada within the meaning of the Treaty. Management of Anooraq believes that the value of Anooraq’s common shares is not currently derived principally from real property situated in Canada. U.S. Holders whose common shares are taxable Canadian property should consult their own advisors regarding filing and other Canadian federal tax considerations.

United States Tax Consequences

Material U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the common shares. It applies only to U.S. Holders (as defined below) that acquire and hold the common shares as capital assets (generally, property held for investment purposes). This discussion does not address all the U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations (including private foundations), insurance companies, banks, thrifts and other financial institutions, real estate investment trusts, regulated investment companies, persons liable for the alternative minimum tax, persons that hold an interest in an entity that holds the common shares, persons that own, or have owned, directly, indirectly or constructively 10% or more (by vote or value) of Anooraq’s voting shares for U.S. federal income tax purposes, persons holding the common shares as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to the common shares for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, certain former citizens or long-term residents of the United States, or entities classified as partnerships for U.S. federal income tax purposes. Furthermore, it does not address any aspect of any non-U.S., state, local or estate or gift taxation.

This discussion is based on the Internal Revenue Code of 1986, as amended (“the Code”), administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, in each case as in effect on the date hereof, and any of which are subject to change (possibly on a retroactive basis), or differing interpretations, so as to result in U.S. federal income tax consequences different from those discussed herein.

U.S. Holders should consult their tax advisers regarding the application of the U.S. federal income tax, estate and gift, and alternative minimum tax laws, as well as any consequences arising under the laws of any non-U.S., state and local tax jurisdiction.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the common shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if the trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (A) a court within the United States is able to exercise primary supervision over its administration and (B) one or more U.S. persons have the authority to control all of the substantial decisions of the trust.

If a partnership, or any other entity or arrangement that is treated as a partnership for U.S. federal tax income tax purposes, holds the common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and on the activities of the partnership. Partnerships that hold the common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of the common shares.

Distributions on common shares

In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distributions made to a U.S. Holder on the common shares (including amounts withheld to pay Canadian withholding taxes) will constitute a dividend for U.S. federal income tax purposes to the extent paid out of Anooraq’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A distribution in excess of Anooraq’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in the common shares on which the distribution is paid and as a capital gain to the extent it exceeds that basis.

A distribution on the common shares will generally be foreign-source income for U.S. foreign tax credit purposes, and should generally constitute “passive category income.” A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any Canadian withholding taxes imposed on dividends received on the common shares.

A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld may instead deduct the taxes withheld, but only for a year in which the holder elects to do so for all creditable foreign income taxes. The foreign tax credit rules are complex, and U.S. Holders are urged to consult their own tax advisers regarding the availability of the foreign tax credit based on their particular circumstances.

Provided that Anooraq is not treated as a PFIC for the taxable years ending December 31, 2011 and 2012, Anooraq should be considered a “qualified foreign corporation,” and therefore distributions, if any, to non-corporate U.S. Holders that are treated as dividends should qualify for a reduced rate of tax for dividends received on or before December 31, 2012. As discussed below, Anooraq believes that it was not a PFIC for the 2011 taxable year but has not made a determination of its PFIC status for the 2012 taxable year. If Anooraq is a PFIC under the rules discussed below, distributions will be taxable at the higher ordinary income tax rates. Dividends on common shares will not be eligible for the dividends received deduction generally available to U.S. Holders that are corporations.

The amount of any dividend paid to U.S. Holders in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the dividend is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency exchange gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency exchange gain or loss if the dividend is converted into U.S. dollars after the date of receipt. In general, foreign currency exchange gain or loss will be treated as U.S.-source ordinary gain or loss for foreign tax credit purposes.

Sale, Redemption, or other Taxable Disposition of common shares

In general, a U.S. Holder will recognize gain or loss upon the sale, redemption, or other taxable disposition of the common shares equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in its common shares. Gain or loss recognized by a U.S. Holder will generally be treated as U.S.-source gain or loss. Subject to the PFIC rules discussed below, gain or loss on the disposition of common shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. An individual U.S. Holder may be entitled to preferential rates of taxation for net long-term capital gains; the deductibility of capital losses is limited under the Code.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties, certain gains from the sale of commodities and certain gains. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the non-U.S. corporation is a PFIC, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the non-U.S. corporation from time to time and the nature of the activities performed by its officers and employees. Based on the expected composition of Anooraq’s assets and income, and the way it operates its business, Anooraq believes that it was not a PFIC for 2011 and has not made a determination of its PFIC status for the 2012 taxable year or any future taxable year. Anooraq’s actual PFIC status for any taxable year is uncertain and cannot be determined until after the end of such taxable year.

If Anooraq is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of any common shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of the common shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the common shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which Anooraq is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the common shares as security for a loan may be treated as a taxable disposition of the common shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the common shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which Anooraq is treated as a PFIC with respect to such U.S. Holder and any subsidiary of Anooraq is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in Anooraq.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if Anooraq were to be classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat Anooraq as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds the common shares. If a U.S. Holder makes a timely QEF election with respect to Anooraq, the electing U.S. Holder would be required in each taxable year to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of Anooraq and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of Anooraq, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in the common shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to Anooraq will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible if the U.S. Holder were an individual).

For any taxable year in which it determines that it is a PFIC, Anooraq intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to Anooraq and any subsidiary that Anooraq has determined is likely a PFIC and in which Anooraq owns, directly or indirectly, greater than 50% of such subsidiary’s total aggregate voting power. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to Anooraq and any such Subsidiary PFIC. Anooraq will make available the annual information statement in such a case.

Alternatively, if Anooraq were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the common shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their tax advisers regarding the potential availability and consequences of a mark-to-market election.

During any taxable year in which Anooraq or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder and in which such holder recognizes gain or receives an Excess Distribution with respect to its ownership in the entity or entities, that U.S. Holder must file U.S. Internal Revenue Service (“IRS”) Form 8621. Recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders in a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. Recent guidance has suspended the obligation to report such additional information until the IRS releases the relevant forms. U.S. Holders should consult their tax advisers concerning annual filing requirements.

Information Reporting and Backup Withholding Requirement

In general, information reporting requirements will apply to payments of dividends, as well as on proceeds from the sale, redemption or other taxable disposition of the common shares paid within the U.S. (and in certain cases, outside the U.S.) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, backup withholding may apply to such amounts if a U.S. Holder fails to furnish a correct Taxpayer Identification Number on IRS Form W-9 (or substitute IRS Form W-9) or otherwise fails to comply with applicable requirements. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that certain required information is furnished to the IRS in a timely manner.

Certain U.S. Holders are required to report information relating to an interest in the common shares, subject to exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with its tax return for each year in which it held an interest in the common shares. U.S. Holders should consult their tax advisers regarding information reporting requirements relating to their ownership of the common shares.

F. Dividends	and Paying Agents

Not applicable.

G. Statement	by Experts

Not applicable.

H. Documents	on Display

Exhibits attached to this Annual Report are also available for viewing at the offices of Anooraq, 4th Floor – 82 Grayston Drive, Off Esterhuysen Lane, Sandton, South Africa 2146, telephone: +27 11 883 0831, facsimile: +27 11 883 0836. Copies of Anooraq’s financial statements, management discussion and analysis, and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR at www.sedar.com. Additional information, including directors and officers remuneration and indebtedness, principal holders of Anooraq’s securities and securities authorized for issuance under the Company’s Stock Option Plan, is contained in Anooraq’s information circular for its most recent annual meeting of security holders that involved the election of directors.

I. Subsidiary	Information

Anooraq has two subsidiary companies incorporated in the Cayman Islands and one incorporated in South Africa. The articles of these companies do not have unusual provisions which would adversely affect Anooraq’s ability to exercise control over them as their parent company.

J. Registrar	and Transfer Agent

Computershare Trust Company of Canada (100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1) and Computershare Investor Services (Pty) Limited. (Ground Floor, 70 Marshall Street, Johannesburg, 2001) are the co-transfer agents and co-registrars for the common shares of Anooraq.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. The Company continuously monitors these exposures and enters into derivative financial instruments to reduce these risks. The Company does not enter into derivative transactions on a speculative basis. All fair values have been determined using current market pricing models. Refer to Item 18 “Financial Statements – Note 4.3(iii) – Derivative financial instruments, including hedge accounting “of the audited consolidated financial statements for an overview of the Company’s derivative financial instruments.

The principal market risks (i.e. the risk of losses arising from adverse movements in market rates and prices) to which the Company is exposed are:

—	foreign exchange rates applicable on conversion of foreign currency transactions as well as on conversion of assets and liabilities to ZAR;

—	commodity prices, mainly 4E Group metals; and

—	interest rates on debt and cash deposits.

Refer to Item 18 “Financial Statements—Note 6– Financial risk management” of the audited consolidated financial statements for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

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

A.

There have been no material modifications to the instruments defining the rights of holders of any class of registered securities since the date of filing of the Company’s last annual report on Form 40-F.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer, based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

See Section 1.15 “Internal Controls over Financial Reporting – Disclosure Controls and Procedures” in the Management Discussion and Analysis for the fiscal year ended December 31, 2011 (filed on March 30, 2012).

(b)	Management’s annual report on internal control over financial reporting

See Section 1.15 “Internal Controls over Financial Reporting” in the Management Discussion and Analysis for the fiscal year ended December 31, 2011 (filed on March 30, 2012).

(c)

The effectiveness of internal control over financial reporting as of December 31, 2011 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page 123 of this Annual Report.

(d)	Changes in internal control over financial reporting

No changes in internal controls over financial reporting occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16

ITEM 16.A.	Audit Committee Financial Expert

Composition of the Audit Committee

The current members of the Audit Committee are Anu Dhir, Fikile De Buck and Patrick Cooke. Wayne Kirk resigned from the Audit Committee as of January 31, 2012. Patrick Cooke was appointed as a member of the Audit Committee as from February 1, 2012. All of the members of the Audit Committee are independent (as such term is defined in Rule 10A-3 under the Exchange Act) and all members are considered to be financially literate. Ms. De Buck is a Chartered Certified Accountant and Mr. Cooke is a Chartered Accountant, hence both are considered to be “financial experts” in terms of the requirement for the composition of Audit Committees.

Relevant Education and Experience

Disclosure respecting the education and experience of the Audit Committee is provided in their biographies above. As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

—

the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

—

reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

—

an understanding of internal controls and procedures for financial reporting. Mr. Kirk is an experienced securities lawyer, Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and Mr. Cooke is a Chartered Accountant of South Africa CA (SA). Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors.

ITEM 16.B. Code	of Ethics

The Company has adopted a Code of Ethics that applies to the Company’s CEO, the CFO, other members of senior management and to employees and consultants generally which is included in the corporate governance policies and procedures manual amended by the Board of the Company in January 1, 2010 (The “Code of Ethics”). As adopted, the Company’s Code of Ethics sets forth standards that are designed, among other things, to prevent wrongdoing and to promote:

—	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
—	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SECand in other public communications made by the Company;
—	compliance with applicable governmental laws, rules and regulations;
—	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and
—	accountability for adherence to the Code of Ethics.

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

The Corporate Governance Policies and Procedures Manual is available for download from the Company’s website (www.anooraqresources.com).

ITEM 16.C. Principal	Accountant Fees and Services

The Company’s auditors, KPMG Inc., an independent registered public accounting firm, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum monetary amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Services:	Year ended December 31 2011	% Pre-approved by Audit Committee	Year ended December 31 2010	% Pre-approved by Audit Committee
Audit Fees (1)	$550,806	100	$1,159,069	100
Audit-Related Fees (2)	$47,298	100	-	100
Tax fees (3)	$70,330	100	$70,442	100
All Other	$6,840	100	-	100
	$675,274	100	$1,229,511	100

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

(3)	Tax fees consist of fees billed for professional services rendered for tax compliance (including income and royalty tax payable), tax advice and tax planning.

ITEM 16.D. Exemptions	from Listing Standards for Audit Committees

Not applicable.

ITEM 16.E. Purchases	of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16.F. Change	in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G. Corporate	Governance

The Company’s corporate governance practices do not differ in any significant way from those practices followed by domestic companies under the listing standards of the NYSE Amex. The Company has also not sought or received any waivers from the requirements of the NYSE Amex.

ITEM 17	FINANCIAL STATEMENTS

Not applicable – see Item 18.

ITEM 18	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Report of the Independent Registered Public Accounting Firm (KPMG Inc.) on the consolidated statements of financial position as at December 31, 2011 and 2010 and the consolidated statements of comprehensive income, changes in equity, cash flows for the years ended December 31, 2011, 2010 and 2009 and the effectiveness of internal controls over financial reporting.	F-1

2.	Consolidated statements of financial position as at December 31, 2011 and 2010.	F-2

3.	Consolidated statements of comprehensive income for the years ended December 31, 2011, 2010 and 2009.	F-3

4.	Consolidated statements of changes in equity for the years ended December 31, 2011, 2010 and 2009.	F-4

5.	Consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009.	F-5

6.	Notes to the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009.	F-6

Report of Independent Registered Public Accounting Firm

To the Shareholders of Anooraq Resources Corporation

We have audited the accompanying consolidated statements of financial position of Anooraq Resources Corporation (the “Corporation”) as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011 . We also have audited the Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and express an opinion on the Corporation’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anooraq Resources Corporation as of December 31, 2011 and 2010, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Anooraq Resources Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Inc.

Registered Auditors

/s/ KPMG Inc.

Johannesburg, South Africa

March 30, 2012

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Financial Position

As at 31 December 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2011	2010
Assets

Non-current assets

Property, plant and equipment	7	798,924,420	984,906,533
Capital work-in-progress	8	20,826,290	10,311,973
Intangible assets	9	1,895,205	3,280,056
Mineral property interests	10	8,268,783	13,716,383
Goodwill	11	10,994,115	13,185,952
Platinum Producers’ Environmental Trust	12	2,927,591	2,862,075
Other non-current assets		367,825	348,076

Total non-current assets		844,204,229	1,028,611,048

Current assets

Assets classified as held for sale	10	4,101,654	-
Inventories	13	787,084	-
Trade and other receivables	14	27,048,591	36,190,110
Current tax receivable		136,109	163,244
Cash and cash equivalents	15	15,945,008	25,764,590
Restricted cash	16	786,291	1,377,263

Total current assets		48,095,073	63,495,207

Total assets		48,804,737	1,092,106,255

Equity and Liabilities

Equity

Share capital	17	71,967,083	71,852,588
Treasury shares	17	(4,991,726)	(4,991,726)
Convertible preference shares	17	162,910,000	162,910,000
Foreign currency translation reserve		(11,238,333)	(5,197,843)
Hedging reserve		-	(4,124,155)
Share-based payment reserve		24,042,711	22,032,571
Accumulated loss		(245,448,316)	(163,519,502)

Total equity attributable to equity holders of the Company		(2,758,581)	78,961,933

Non-controlling interest		(25,326,683)	42,404,014

Total equity		(28,085,264)	121,365,947

Liabilities

Non-current liabilities

Loans and borrowings	18	744,456,487	622,534,699
Deferred taxation	19	144,032,213	208,805,557
Provisions	20	8,383,708	8,184,494
Derivative liability	21	-	4,969,563

Total non-current liabilities		896,872,408	844,494,313

Current liabilities

Trade and other payables	22	23,125,587	31,844,332
Short-term portion of loans and borrowings	18	1,096,235	94,401,663

Total current liabilities		24,221,822	126,245,995

Total liabilities		921,094,230	970,740,308

Total equity and liabilities		893,008,966	1,092,106,255

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors on 30 March 2012

/s/ Harold Motaung	/s/ Fikile De Buck

Harold Motaung (Director)	Fikile De Buck (Director)

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Comprehensive Income

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2011	2010	2009

Revenue	23	144,406,716	148,286,833	62,627,868
Cost of sales	24	(209,966,805)	(173,151,188)	(80,966,467)

Gross loss		(65,560,089)	(24,864,355)	(18,338,599)
Administrative expenses		(23,788,855)	(18,291,753)	(11,781,689)
Transaction costs		-	(1,811,294)	(10,401,725)
Other income		116,191	426,617	1,138,850

Operating loss		(89,232,753)	(44,540,785)	(39,383,163)

Finance income	25	745,590	1,113,642	529,285
Finance expense	26	(92,044,884)	(67,521,703)	(20,340,287)

Net finance expense		(91,299,294)	(66,408,061)	(19,811,002)

Share of loss of equity accounted investees (net of income tax)		-	-	(219,849)

Loss before income tax	27	(180,532,047)	(110,948,846)	(59,414,014)

Income tax	28	32,667,499	17,290,040	7,633,485

Loss for the year		(147,864,548)	(93,658,806)	(51,780,529)

Other comprehensive (loss)/income

Foreign currency translation differences for foreign operations		(7,913,856)	6,237,524	(14,072,611)
Effective portion of changes in fair value of cash flow hedges		1,602,501	(3,121,650)	(731,293)
Reclassification to profit or loss on settlement of cash flow hedge		2,521,654	-	-

Other comprehensive (loss)/income for the year, net of income tax	29	(3,789,701)	3,115,874	(14,803,904)

Total comprehensive loss for the year		(151,654,249)	(90,542,932)	(66,584,433)

Loss attributable to:

Owners of the Company		(81,928,814)	(51,721,410)	(35,531,631)
Non-controlling interest		(65,935,734)	(41,937,396)	(16,248,898)

Loss for the year		(147,864,548)	(93,658,806)	(51,780,529)

Total comprehensive loss attributable to:

Owners of the Company		(83,923,552)	(50,921,216)	(45,783,507)
Non-controlling interest		(67,730,697)	(39,621,716)	(20,800,926)

Total comprehensive loss for the year		(151,654,249)	(90,542,932)	(66,584,433)

Basic and diluted loss per share	30	(19 cents)	(12 cents)	(12 cents)

The accompanying notes are an integral part of these consolidated financial statements.

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Changes in Equity

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

		Attributable to equity holders of the Company

		Share capital		Treasury shares		Convertible preference shares	Foreign currency translation reserve	Share- based payment reserve	Hedging reserve	Accumulated loss	Total	Non- controlling interest	Total equity

	Note	Number of shares	Amount	Number of shares	Amount

Balance at 1 January 2009		186,640,007	54,948,341	–	–	–	129,684	17,584,974	–	(76,266,461)	(3,603,462)	–	(3,603,462)

Arising from business acquisition	33	–	–	–	–	–	–	–	–	–	–	102,826,656	102,826,656
Total comprehensive loss for the year
Loss for the year		–	–	–	–	–	–	–	–	(35,531,631)	(35,531,631)	(16,248,898)	(51,780,529)
Total other comprehensive loss	29	–	–	–	–	–	(9,520,583)	–	(731,293)	–	(10,251,876)	(4,552,028)	(14,803,904)

Total comprehensive loss for the year		–	–	–	–	–	(9,520,583)	–	(731,293)	(35,531,631)	(45,783,507)	(20,800,926)	(66,584,433)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Common shares issued		14,296,567	15,869,148	(4,497,062)	(4,991,726)	–	–	–	–	–	10,877,422	–	10,877,422
Preference shares issued		–	–	–	–	162,910,000	–	–	–	–	162,910,000	–	162,910,000
Share options repriced		–	–	–	–	–	–	1,117,441	–	–	1,117,441	–	1,117,441
Share-based payment transactions		806,898	895,625	–	–	–	–	1,068,371	–	–	1,963,996	–	1,963,996

Total contributions by and distributions to owners		15,103,465	16,764,773	(4,497,062)	(4,991,726)	162,910,000	–	2,185,812	–	–	176,868,859	–	176,868,859

Balance at 31 December 2009		201,743,472	71,713,114	(4,497,062)	(4,991,726)	162,910,000	(9,390,899)	19,770,786	(731,293)	(111,798,092)	127,481,890	82,025,730	209,507,620

Total comprehensive loss for the year
Loss for the year		–	–	–	–	–	–	–	–	(51,721,410)	(51,721,410)	(41,937,396)	(93,658,806)
Total other comprehensive loss	29	–	–	–	–	–	4,193,056	–	(3,392,862)	–	800,194	2,315,680	3,115,874

Total comprehensive loss for the year		–	–	–	–	–	4,193,056	–	(3,392,862)	(51,721,410)	(50,921,216)	(39,621,716)	(90,542,932)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Common shares issued		70,000	139,474	–	–	–	–	(71,665)	–	–	67,809	–	67,809
Share-based payment transactions		–	–	–	–	–	–	2,333,450	–	–	2,333,450	–	2,333,450

Total contributions by and distributions to owners		70,000	139,474	–	–	–	–	2,261,785	–	–	2,401,259	–	2,401,259

Balance at 31 December 2010		201,813,472	71,852,588	(4,497,062)	(4,991,726)	162,910,000	(5,197,843)	22,032,571	(4,124,155)	(163,519,502)	78,961,933	42,404,014	121,365,947

Total comprehensive loss for the year
Loss for the year		–	–	–	–	–	–	–		(81,928,814)	(81,928,814)	(65,935,734)	(147,864,548)
Total other comprehensive loss	29	–	–	–	–	–	(6,040,490)	(78,403)	4,124,155	–	(1,994,738)	(1,794,963)	(3,789,701)

Total comprehensive loss for the year		–	–	–	–	–	(6,040,490)	(78,403)	4,124,155	(81,928,814)	(83,923,552)	(67,730,697)	(151,654,249)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Common shares issued		75,000	114,495	–	–	–	–	(51,495)	–	–	63,000	-	63,000
Share-based payment transactions		–	–	–	–	–	–	2,140,038	–	–	2,140,038	-	2,140,038

Total contributions by and distributions to owners		75,000	114,495	–	–	–	–	2,088,543	–	–	2,203,038	-	2,203,038

Balance at 31 December 2011		201,888,472	71,967,083	(4,497,062)	(4,991,726)	162,910,000	(11,238,333)	24,042,711	–	(245,448,316)	(2,758,581)	(25,326,683)	(28,085,264)

The accompanying notes are an integral part of these consolidated financial statements.

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Cash Flows

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2011	2010	2009

Cash flows from operating activities
Cash receipts from customers		148,279,469	138,546,181	41,293,161
Cash paid to suppliers and employees		(189,597,810)	(154,336,968)	(69,086,487)

Cash utilised by operations	31	(41,318,341)	(15,790,787)	(27,793,326)
Interest received		544,825	985,573	426,621
Interest paid		(510,447)	(13,731)	(1,258,710)
Tax paid		-	(299,394)	-

Cash utilised by operating activities		(41,283,963)	(15,118,339)	(28,625,415)

Cash flows from investing activities
Investment in environmental trusts		(505,440)	-	(216,245)
Acquisition of cash in a business combination - Bokoni Mine	33	-	-	3,576,912
Bokoni Mine acquisition	33	-	-	(119,956,375)
Asset acquisition	33	-	-	(6,592,523)
ESOP Trust contribution	33	-	-	(6,741,102)
Proceeds on disposal of property, plant and equipment		-	-	118,311
Acquisition of property, plant and equipment	7	(2,238)	(494,095)	(31,478)
Acquisition of capital work-in-progress	8	(28,678,042)	(28,193,472)	(24,418,832)
Acquisition of intangible assets	9	(236,304)	(3,328,100)	-
Other		-	(335,800)	14

Cash utilised by investing activities		(29,422,024)	(32,351,467)	(154,261,318)

Cash flows from financing activities
Loans and borrowings raised	18	68,543,022	41,382,644	125,380,745
Common shares issued		63,000	67,809	15,869,148
Settlement of interest rate swap		(3,691,604)	-	-
"A" Preference shares issued		-	-	177,720,000
"A" Preference shares repaid		-	-	(1,066,320)
"B" Preference shares issued		-	-	162,910,000
Transaction costs paid		-	-	(4,857,128)
Vendor claims settled	33	-	-	(251,770,000)
Interest-free loan raised	18	-	599,442	4,267,913
Other loans repaid	18	(716,371)	-	-
Loans repaid	18	-	(590,537)	(16,790,368)

Cash generated from financing activities		64,198,047	41,459,358	211,663,990

Effect of foreign currency translation		(3,311,642)	827,527	(1,680,420)

Net (decrease) /increase in cash and cash equivalents		(9,819,582)	(5,182,921)	27,096,837

Cash and cash equivalents, beginning of the year		25,764,590	30,947,511	3,850,674

Cash and cash equivalents, end of the year	15	15,945,008	25,764,590	30,947,511

The accompanying notes are an integral part of these consolidated financial statements.

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

1.      NATURE OF OPERATIONS

Anooraq Resources Corporation ("Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada. The Company has a primary listing on the TSX Venture Exchange (“TSX-V”) and a secondary listing on the New York Stock Exchange (“NYSE”) and the JSE Limited (“JSE”). The consolidated financial statements of the Company as at 31 December 2011 and 2010 and for the years ended 31 December 2011, 2010 and 2009 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in associates, special purpose entities and jointly controlled entities. Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Anooraq operates in South Africa through its wholly-owned subsidiary Plateau Resources (Proprietary) Limited (“Plateau”) which owns the Group’s various mineral property interests and conducted the Group’s business in South Africa.

2.      GOING CONCERN

The consolidated financial statements are prepared on the basis that the Group will continue as a going concern which contemplates the realisation of assets and settlement of liabilities in the normal course of operations as they become due.

As a result of the acquisition of the operating mine (refer note 33) in 2009, the Group secured various funding arrangements (refer note 18) in order to fund the purchase consideration and to fund its planned business objectives. The funding agreements included securing a long-term credit facility, the Operating Cash Flow Shortfall Facility (“OCSF”), with Rustenburg Platinum Mines Limited (“RPM”) (a related party) for an amount of $185 million (ZAR1,470 million). The facility is used to fund operating cash and capital requirements for an initial period of three years. As at 31 December 2011, the Group utilised $138.5 million (ZAR1,100 million) thereof to fund operating requirements from 1 July 2009 as the mining operations are currently not generating sufficient cash flows to fund operations and capital projects. In addition, RPM has extended the terms of the OCSF facility to fund cash shortfalls up to 31 January 2013. The Group also has no significant obligation to repay interest and capital on its outstanding loans and borrowings during 2012.

As a result of securing the financial resources and the terms of the long-term funding, the directors expect that cash flows from mining operations and the extended OCSF will be sufficient to meet immediate ongoing operating and capital cash requirements of the Group, and accordingly the financial statements have been prepared on a going concern basis.

The Company is in the process of completing a proposed refinancing and restructuring transaction (refer note 38). The proposed transaction will among others significantly reduce and restructure the total debt of the Group and thereby significantly improve its financial position as well as providing new debt facilities to fund operations and capital projects.

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

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

4.      ACCOUNTING POLICIES

These consolidated financial statements are presented in (unless stated otherwise) Canadian Dollars (“$”), which is also the Company’s functional currency.

The accounting policies set out below are applied consistently to all years presented in these consolidated financial statements and have been applied consistently by Group entities.

4.1    Basis for consolidation

(i)      Business combinations

All business combinations are accounted for by applying the acquisition method.

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

(ii)    Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions.

(iii)   Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

(iv)    Investments in jointly controlled entities (equity accounted investees)

Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

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

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

(v)    Special purpose entities

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

(vi)    Transactions eliminated on consolidation

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

4.2    Foreign currencies

(i)     Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortised cost in foreign currency translated at the exchange rate at the end of the year. Such gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity investments, a financial liability designated as a hedge of the net investment in a foreign operation that is effective, or qualifying cash flow hedges, which are recognised in other comprehensive income.

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

Foreign currency differences are recognised in other comprehensive income, and presented in the foreign currency translation reserve (“FCTR”) in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation and are recognised in other comprehensive income and are included in the foreign currency translation reserve.

On disposal of part or all of the operations, the proportionate share of the related cumulative gains and losses previously recognised in the FCTR through the statement of comprehensive income are included in determining the profit or loss on disposal of that operation recognised in profit or loss.

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

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

Loans and receivables comprise trade and other receivables, restricted cash, investment in the platinum Producer’s Environmental Trust and cash and cash equivalents.

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

(iii)    Derivative financial instruments, including hedge accounting

The Group held derivative financial instruments to hedge its interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

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

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

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

Separate embedded derivatives

Changes in the fair value of separated embedded derivatives are recognised immediately in profit or loss.

Other derivatives

When a derivative financial instrument is not held for trading purposes and is not designated in a qualifying hedge relationship, all changes in its fair value are recognised immediately in profit or loss.

(iv)    Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognised as a deduction from equity, net of any tax effects.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable, redeemable for a fixed number of the Company’s shares, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends thereon are recognised as distributions within equity upon approval by the Company’s Board of Directors.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the holders, or if dividend payments are not discretionary. Dividends thereon are recognised as finance expense in profit or loss as accrued.

Treasury shares

Shares issued to subsidiaries or SPE’s are reflected as treasury shares on consolidation.

4.4    Accounting for borrowing costs

In respect of borrowing costs relating to qualifying assets the Group capitalises borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Group has capitalised borrowing costs with respect to property, plant and equipment under construction.

4.5    Property, plant and equipment

Mining assets, including mine development cost and infrastructure costs, mine plant facilities and buildings are measured at historical cost less accumulated depreciation and impairment losses.

Mining assets are capitalised to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production.

Capitalised mine development and infrastructure costs include expenditure incurred to develop new mining operations and to expand the capacity of the mine to the extent that it gives rise to future economic benefit. Costs include borrowing costs capitalised during the construction period where qualifying expenditure is financed by borrowings, the cost of materials and

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use as well as an estimate of the costs of dismantling and removing the items and restoring the site on which they are located. Items of mining property, plant and equipment, excluding capitalised mine development and infrastructure costs, are depreciated on a straight-line basis over their expected useful life. Capitalised mine development and infrastructure are depreciated on a units of production basis. Depreciation is charged on mining assets from the date on which they are available for use.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Property, plant and equipment are depreciated over their estimated useful lives as follows:

Mine development and infrastructure	units of production

Plant and equipment	1 – 30 years

Buildings	5 – 30 years

Motor vehicles	1 – 5 years

Furniture and fittings	1 – 10 years

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

Repairs and maintenance are recognised in profit or loss during the period in which they are incurred.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognised net within profit or loss.

4.6    Intangible assets

(i)      Goodwill

Goodwill is measured at cost less accumulated impairment losses and is not amortised. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity accounted investee.

(ii)      Other intangible assets

Other intangible assets include mineral property interests (refer note 4.18 below) and purchased software. These intangible assets are recognised if it is probable that future economic benefits will flow to the entity from the intangible assets and the costs of the intangible assets can be reliably measured.

Mineral property interests are carried at cost less impairment losses.

Purchased software is stated at cost less amortisation and impairment losses and is amortised on a straight line basis over its estimated useful life. The amortisation method and estimated useful life are reviewed at least annually.

4.7    Impairment of assets

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

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

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

An impairment loss is recognised if the carrying amount of an asset or its cash-generating units exceed its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

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

(ii)    Financial assets (including receivables)

A financial asset not measured at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

The Group considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant assets are assessed for specific impairment. Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics. In assessing collective impairment the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less that suggested by historical trends.

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

4.8    Inventories

Inventories, comprising ore stockpiles, are measured at the lower of cost and net realisable value.

The cost of inventories is based on the average cost of ore in stockpiles and comprises all costs incurred to the stage immediately prior to stockpiling, including costs of extraction and crushing, as well as processing costs associated with ore stockpiles, based on the relevant stage of production.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

4.9    Employee benefits

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

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

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

(iii)   Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognised as an employee cost, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of the share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as employee costs in profit or loss.

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

If benefits are payable more than 12 months after the reporting year, the benefits are discounted to their present value.

4.10  Provisions

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

(i)     Environmental rehabilitation provisions

Estimated environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are recognised in profit or loss.

(ii)    Restructuring

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publically. Future operating losses are not provided for.

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

4.11  Platinum Producers’ Environmental Trust

The Group contributes to the Platinum Producers’ Environmental Trust annually. The trust was created to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the lives of the Group’s mines. Contributions are determined on the basis of the estimated environmental obligation over the life of a mine. Contributions made are reflected in non-current investments held by the Platinum Producers’ Environmental Trust. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recognised as finance income.

4.12  Revenue

Revenue arising from the sale of metals and intermediary products is recognised when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are typically met when the concentrate reaches the smelter. Revenue further excludes value-added tax and mining royalties.

4.13  Lease payments

(i)     Operating leases - Lessor

Operating lease income is recognised as income on a straight-line basis over the lease term.

Initial direct costs incurred in negotiating and arranging operating leases are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the lease income. Income for leases is disclosed under other income in profit or loss.

(ii)    Operating leases - Lessee

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. The difference between the amounts recognised as an expense and the contractual payments are recognised as an operating lease liability. This liability is not discounted.

Any contingent rents are expensed in the period they are incurred.

4.14  Finance income and finance expense

Finance income comprises interest income on funds invested and interest received on loans and receivables. Interest income is recognised as it accrues in profit or loss, using the effective interest method.

Finance expense comprises interest expense on borrowings, unwinding of the discount on provisions, dividends on preference shares classified as liabilities and gains/losses on hedging instruments that are recognised in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

4.15  Income tax

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

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

4.16  Earnings/(Loss) per share

The Group presents basic and diluted earnings/(loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to owners of the Company and the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all dilutive potential common shares, which include share options granted to employees.

4.17  Segment reporting

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

4.18  Exploration expenditure and mineral property interests

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

Mineral property acquisition costs include the cash consideration and the fair market value of shares issued for mineral property interests pursuant to the terms of the relevant agreements. These costs will be amortised over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse, or when an impairment of value has been determined to have occurred.

4.19  Non-current assets held for sale or distribution

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale or distribution rather than through continuing use, are classified as held for sale or distribution. Immediately before classification as held for sale or distribution, the assets, or components of a disposal group are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets, or disposal group, are measured at the lower of their carrying amount and fair value less costs to sell. An impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories and deferred tax assets, which continue to be measured in accordance with the Group’s accounting policies.

Impairment losses on initial classification as held for sale or distribution and subsequent gains and losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

Once classified as held for sale or distribution, intangible assets and property, plant and equipment are no longer amortised or depreciated.

4.20  New standards and interpretations

Standards and interpretations issued but not yet effective and applicable to the Group:

—	Amendments to IAS 12, Deferred Tax: Recovery of Underlying assets (effective 1 January 2012)

—	IAS 19, Employee benefits: Defined benefit plans (effective 1 January 2013)

—	IAS 27, Separate Financial Statements (effective 1 January 2013)

—	IAS 28, Investment in Associates and Joint ventures (effective 1 January 2013)

—	IFRS 9, Financial Instruments (effective 1 January 2015)

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

—	IFRS 9, Additions to IFRS 9 Financial instruments (effective 1 January 2015)

—	IFRS 10, Consolidated Financial Statements (effective 1 January 2013)

—	IFRS 11, Joint Arrangements (effective 1 January 2013)

—	IFRS 12, Disclosure of Interests in Other Entities (effective 1 January 2013)

—	IFRS 13, Fair Value Measurement (effective 1 January 2013)

—	IFRIC 20, Stripping costs in the Production Phase of a Surface Mine (effective 1 January 2013)

The Group is currently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.

Standards and interpretations adopted in the current year by the Group:

—	IAS 24 (revised), Related Party Disclosures

—	Amendments to IAS 32, Financial statements: Presentation: Classification of Rights Issue

—	Amendments to IFRS 7, Disclosures – Transfers of Financial Assets

—	IFRIC 19, Extinguishing Financial liabilities with Equity Instruments

—	Various improvements to IFRS 2010

—	Amendments to IAS 1, Presentation of Financial Statements: Presentation of items of Other Comprehensive Income (early adopted)

There was no significant impact on these consolidated financial statements as a result of adopting these standards and interpretations.

5.      DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

5.1    Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably and willingly. The fair value of items of plant, equipment, fixtures and fittings is based on the market approach and cost approach using quoted market prices for similar items when available and replacement cost when appropriate.

The fair value of mining rights included in property, plant and equipment acquired as part of a business combination is determined using the multi-year excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

5.2    Mineral property interest

The fair value of mineral property interests acquired in a business combination is determined using a market comparative approach. In applying a market comparative approach, a selection of appropriate historic transactions is used to determine an average transaction value.

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

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

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

The fair value of the cash-settled share appreciation rights is measured using the binomial valuation model. Measurement inputs include share price on measurement date, strike price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), vesting, expiry and exercise dates, expected dividends and the risk free interest rate (based on the Bond Exchange of South Africa).

5.7    Equity and debt securities

The fair value of equity and debt securities is determined by reference to their quoted closing bid price at reporting date, or if unquoted, determined using a valuation technique such as market multiples and discounted cash flow analysis using expected future cash flows and a market-related discount rate.

5.8    Other non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

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

Overview

The Group has exposure to the following risks from its use of financial instruments:

—	credit risk
—	liquidity risk
—	interest rate risk
—	foreign currency risk
—	commodity price risk

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

Trade and other receivables

Trade receivables represents sale of concentrate to RPM in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. The Group has no collateral against these receivables.

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

100% of the Group’s revenue is generated in South Africa from sale of concentrate by Bokoni Mine to RPM.

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

The Group operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank (“SARB”). South African law provides for exchange control regulations that restrict the export of capital. The exchange control regulations, which are administered by SARB, regulate transactions involving South African residents, including legal entities, and limit a South African company’s ability to borrow from and repay loans to non-residents and to provide guarantees for the obligations of its affiliates with regard to funds obtained from non-residents.

A portion of the Company’s funding for its South African operations consist of loans advanced to its South African subsidiaries from subsidiaries that are non-residents of South Africa. The Company is in compliance with SARB regulations and is therefore not subject to restrictions on the ability of its South African subsidiaries to transfer funds to the Company or to other subsidiaries. In addition, the SARB has introduced various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country. However, if more burdensome exchange controls were proposed or adopted by the SARB in the future, or if the Company was unable to comply with existing SARB regulations, such exchange control regulations could restrict the ability of the Company and its subsidiaries to repatriate funds needed to effectively finance the Company’s operations.

The maturity profile of the contractual undiscounted cash flows of financial instruments, including scheduled interest payments on loans and borrowings, at 31 December were as follows:

	2012	2013	2014	2015	Thereafter	Total
2011

Non-derivative financial liabilities

Loans and borrowings	1,027,035	4,201,292	44,553,903	44,553,903	1,510,996,207	1,605,332,340

Trade and other payables	13,497,013	-	-	-	-	13,497,013

Total	14,524,048	4,201,292	44,553,903	44,553,903	1,510,996,207	1,618,829,353

Derivative financial liabilities

Interest rate swap	-	-	-	-	-	-

Total 2011	14,524,048	4,201,292	44,553,903	44,553,903	1,510,996,207	1,618,829,353

	2011	2012	2013	2014	Thereafter	Total
2010

Non-derivative financial liabilities

Loans and borrowings	94,401,663*	15,253,536	28,707,198	27,186,483	941,834,737	1,107,383,617

Trade and other payables	20,077,869	-	-	-	-	20,077,869

Total	114,479,532	15,253,536	28,707,198	27,186,483	941,834,737	1,127,461,486

Derivative financial liabilities

Interest rate swap	-	4,969,563	-	-	-	4,969,563

Total 2010	114,479,532	20,223,099	28,707,198	27,186,483	941,834,737	1,132,431,049

* - Refer note 18

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

(iii)   Interest rate risk

As a result of the Group acquiring the Bokoni business during 2009, the Group had secured loan facilities with Standard Chartered Bank plc (“Standard Chartered”) and Rustenburg Platinum Mines Limited (“RPM”). Standard Chartered provided a loan of $62.95 million (ZAR500 million) and RPM provided a loan of $60.4 million (ZAR480 million) to the Group which was subject to interest rate risk. On 28 April 2011, the Standard Chartered loan was ceded to RPM with revisions to certain terms of the loan including a reduction in the interest rate to 3 month JIBAR plus 4% (9.585% at 31 December 2011) from a 3 month JIBAR plus applicable margin (4.5%) and mandatory cost (1.27%) (refer to note18). These revised loans are also subject to interest rate risk.

The Group previously entered into an interest rate swap arrangement with Standard Chartered to fix the variable interest rate on $74 million (ZAR500 million) of the principal amount of the loan at 14.695% which arrangement was settled on 28 April 2011 with funding obtained from RPM. This funding has the same terms as the debt ceded to RPM and is also subject to interest rate risk.

A 100 basis point change in the interest rate at 31 December 2011 on the RPM loans would have changed the loss for the year by approximately $1,210,659 (2010: $1,337,459). This analysis assumes that all other variables remain constant.

(iv)   Foreign currency risk

The Group, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within the Group, certain loans between Group entities amounting to $49.9 million (2010: $49.3 million) are exposed to foreign exchange fluctuations. A 10% change in the $/ZAR exchange rate at 31 December 2011 would have resulted in an increase/decrease of $5 million (2010: $4.9 million) in equity. The Group has no significant external exposure to foreign exchange risk. All loans and borrowings are denominated in ZAR (refer note 18).

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

The Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure. Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings (Proprietary) Limited (“Atlatsa Holdings”) (formerly Pelawan Investments (Proprietary) Limited), its majority Black Economic Empowerment (“BEE”) shareholder, retain a 51% fully diluted shareholding in the Company up until 1 January 2015, as required by covenants given by Atlatsa Holdings and Anooraq in favour of the Department of Mineral Resources (“DMR”), the SARB and Anglo Platinum.

There were no changes to the Group’s approach to capital management during the year.

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

(vii)  Summary of the carrying value of the Group’s financial instruments

At 31 December 2011	Loans and receivables	Financial liabilities at amortised cost	Derivative financial liabilities

Platinum Producers’ Environmental Trust	2,927,591	-	-

Trade and other receivables	24,999,127	-	-

Cash and cash equivalents	15,945,008	-	-

Restricted cash	786,291	-	-

Loans and borrowings	367,178	745,552,722	-

Trade and other payables	-	13,497,013	-

At 31 December 2010	Loans and receivables	Financial liabilities at amortised cost	Derivative financial liabilities

Platinum Producers’ Environmental Trust	2,862,075	-	-

Trade and other receivables	33,847,529	-	-

Cash and cash equivalents	25,764,590	-	-

Restricted cash	1,377,263	-	-

Loans and borrowings	347,300	716,936,362	-

Trade and other payables	-	20,077,869	-

Derivative - Interest rate swap*	-	-	4,969,563

* - The interest rate swap is at a level 2 in the fair value hierarchy as the fair value is compiled from the swap curve and quoted markets that are available.

The loans and borrowings carrying value compared to fair value is as follows:

	2011		2010

	Carrying value	Fair value	Carrying value	Fair value

Loans and borrowings	745,552,722	822,304,338	716,936,362	754,066,515

The fair value of all other non-derivative financial instruments approximates carrying value due to the short-term to maturity.

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

7.    PROPERTY, PLANT AND EQUIPMENT

Summary

	2011	2010

Cost

Balance at beginning of year	1,032,647,854	707,131,018

Additions	2,238	494,095

Transferred from capital work-in-progress	17,168,350	260,839,548

Disposals	(1,087,212)	(544,766)

Adjustment to rehabilitation assets	1,050,670	144,952

Effect of translation	(173,017,272)	64,583,007

Closing Balance	876,764,628	1,032,647,854

Accumulated depreciation and impairment losses

Balance at beginning of year	47,741,321	13,737,282

Depreciation for the year	42,075,759	31,397,522

Disposals	(748,144)	(499,587)

Effect of translation	(11,228,728)	3,106,104

Closing Balance	77,840,208	47,741,321

Carrying value	798,924,420	984,906,533

2011	Total	Mining Development and Infrastructure	Plant and Equipment	Buildings	Motor Vehicles	Furniture and Fittings

Cost

Balance at beginning of year	1,032,647,854	849,610,976	117,821,913	60,002,112	4,521,033	691,820

Additions	2,238	-	-	-	-	2,238

Transferred from capital work-in-progress	17,168,350	16,309,016	842,437	-	16,897	-

Disposals	(1,087,212)	(1,004,020)	-	-	(83,192)	-

Adjustment to rehabilitation assets	1,050,670	1,050,670	-	-	-	-

Effect of translation	(173,017,272)	(142,529,915)	(19,652,091)	(9,973,862)	(746,227)	(115,177)

Closing Balance	876,764,628	723,436,727	99,012,259	50,028,250	3,708,511	578,881

Accumulated depreciation and impairment losses

Balance at beginning of year	47,741,321	43,172,561	1,989,265	483,279	1,733,011	363,205

Depreciation for the year	42,075,759	31,624,591	6,686,843	2,758,749	884,868	120,708

Disposals	(748,144)	(682,274)	-	-	(65,870)	-

Effect of translation	(11,228,728)	(9,641,801)	(863,463)	(300,146)	(353,327)	(69,991)

Closing Balance	77,840,208	64,473,077	7,812,645	2,941,882	2,198,682	413,922

Carrying Value	798,924,420	658,963,650	91,199,614	47,086,368	1,509,829	164,959

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

2010	Total	Mining Development and Infrastructure	Plant and Equipment	Buildings	Motor Vehicles	Furniture and Fittings

Cost

Balance at beginning of year	707,131,018	547,552,355	117,808,441	39,632,116	1,495,527	642,579

Transfer between asset classes	-	56,769,748	(46,182,134)	(3,452,419)	(7,135,195)	-

Additions	494,095	404,943	61,112	564	20,431	7,045

Transferred from capital work-in-progress	260,839,548	195,269,087	36,141,848	19,853,568	9,575,045	-

Disposals	(544,766)	(85,910)	(229,435)	(24,483)	(204,938)	-

Adjustment to rehabilitation assets	144,952	144,952	-	-	-	-

Effect of translation	64,583,007	49,555,801	10,222,081	3,992,766	770,163	42,196

Closing Balance	1,032,647,854	849,610,976	117,821,913	60,002,112	4,521,033	691,820

Accumulated depreciation and impairment losses

Balance at beginning of year	13,737,282	5,226,244	6,121,393	1,893,570	286,996	209,079

Transfer between asset classes	-	17,315,108	(11,007,946)	(3,450,033)	(2,857,129)	-

Depreciation for the year	31,397,522	19,020,752	6,274,755	1,813,154	4,157,702	131,159

Disposals	(499,587)	(85,910)	(229,435)	(24,483)	(159,759)	-

Effect of translation	3,106,104	1,696,367	830,498	251,071	305,201	22,967

Closing Balance	47,741,321	43,172,561	1,989,265	483,279	1,733,011	363,205

Carrying Value	984,906,533	806,438,415	115,832,648	59,518,833	2,788,022	328,615

Certain assets are encumbered (refer to note 18).

The recoverable amount of mining assets and goodwill reviewed for impairment is determined based on value-in-use calculations. All mining assets and goodwill are allocated to one cash-generating-unit (“CGU”). Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value-in-use. Future cash flows are estimated based on financial budgets approved by management which is based on the mine’s life-of-mine plan. Management determines the expected performance of the mine based on past performance and its expectations of market developments which are incorporated into a life-of-mine plan.

Key assumptions used in the value-in-use calculation of the impairment assessment of mining assets were the following:

•	Life-of-mine – 39 years

•	South African discount rate – 16.81% (the weighted average cost of capital for Bokoni)

•	Range of PGM prices – based on market expectations. Initial price of US$1,688/oz for platinum in 2012

•	Range of ZAR/US$ exchange rates – based on market expectations. Initial exchange rate of ZAR8.21/US$ used in 2012

•	South African inflation – long-term inflation rate of 5.67%

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

8.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni Mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	2011	2010

Balance at beginning of year	10,311,973	235,838,915

Additions	28,678,042	28,193,472

Transfer to property, plant and equipment	(17,168,350)	(260,839,548)

Capitalisation of borrowing costs	1,777,431	8,271,379

Impairment	-	(345,123)

Effect of translation	(2,772,806)	(807,122)

	20,826,290	10,311,973

Capital work-in-progress is funded through cash generated from operations and available loan facilities (refer note 18).

9.	INTANGIBLE ASSETS

Cost

Balance at beginning of year	3,473,000	-

Additions	236,304	3,328,100

Effect of translation	(596,129)	144,900

Balance at end of year	3,113,175	3,473,000

Accumulated amortisation and impairment losses

Balance at beginning of year	192,944	-

Amortisation for the year	1,148,618	180,039

Effect of translation	(123,592)	12,905

Balance at end of year	1,217,970	192,944

Carrying value	1,895,205	3,280,056

The intangible asset relates to the implementation of a SAP system throughout the Group during 2010. The asset is amortised on a straight line basis over three years.

10.	MINERAL PROPERTY INTERESTS

Balance at beginning of year	13,716,383	13,223,703

Effect of translation	(1,345,946)	492,680

	12,370,437	13,716,383

Assets classified as available for sale:

Ga-Phasha	(4,068,794)	-

Boikgantsho	(32,860)	-

	(4,101,654)	-

	8,268,783	13,716,383

The Group’s mineral property interest consists of various early stage exploration projects as detailed below:

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

Ga-Phasha

In January 2004, Anooraq and Atlatsa Holdings combined their respective PGM assets, comprising Anooraq’s Northern and Western Limb PGM projects and Atlatsa Holding’s 50% participation interest in the Ga-Phasha Project (“Ga-Phasha Project”) on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha Project property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

As of 1 July 2009, the joint venture agreements terminated and Ga-Phasha Platinum Mines (Proprietary) Limited (“GPM”), a wholly-owned subsidiary of Bokoni Holdco, acquired the respective interest in the assets relating to the Ga-Phasha Project. Anooraq owns an effective 51% interest in the Ga-Phasha Project.

Anooraq increased its interest in the GPM exploration project assets from 50% to 51% through the transaction discussed in note 33 in 2009.

The mineral title relating to the Ga-Phasha Project is held by GPM.

During 2011, the Group’s management committed to a plan to sell two (Pashaskraal and De Kamp) of the four farms in Ga-Phasha as part of the refinancing and restructuring plan of the Group (refer note 38). Efforts to sell these mineral properties have commenced and a sale is expected during 2012. The disposal relates to the projects segment.

Platreef

As of 1 July 2009, the Group holds an effective 51% in Platreef properties located on the Northern Limb of the Bushveld Igneous Complex (“BIC”) in South Africa. The Group has received conversion to new order prospecting rights in respect of all Platreef mineral properties.

Boikgantsho

As of 1 July 2009, the Boikgantsho joint venture agreements terminated and Boikgantsho Platinum Mine (Proprietary) Limited (“BPM”), a private company incorporated under the laws of South Africa, a wholly-owned subsidiary of Bokoni Holdco, acquired the interest in and assets relating to the Boikgantsho Project (“Boikgantsho Project”). Anooraq owns an effective 51% interest in the Drenthe 778LR (“Drenthe”) and Witrivier 777LR (“Witrivier”) farms and a portion of Mogalakwena’s adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex. The Group has received new order prospecting rights in respect of the Drenthe and Witrivier mineral properties which have been transferred to BPM.

During 2011, the Group’s management committed to a plan to sell the BPM asset as part of the refinancing and restructuring plan of the Group (refer note 38). Efforts to sell these mineral properties have commenced and a sale is expected during 2012. The disposal relates to the projects segment.

Kwanda

As of 1 July 2009, the Kwanda joint venture agreements terminated and Kwanda Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly-owned subsidiary of Bokoni Holdco, acquired the interest in assets relating to the Kwanda Project (“Kwanda Project”). Anooraq owns an effective 51% interest in this project. The Group received conversion to new order prospecting rights for the Kwanda North and Kwanda South properties.

Rietfontein

The Group has entered into a settlement agreement (the “Agreement”) effective 11 December 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the Northern Limb of the BIC. The Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the new Agreement are as follows:

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

•

Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study, Anooraq may elect to either:

-	Retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

-

Relinquish its participating interest of 6% in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

11.    GOODWILL

	2011	2010

Balance at beginning of the year	13,185,952	12,382,569

Effect of translation	(2,191,837)	803,383

	10,994,115	13,185,952

For impairment considerations, refer note 7. The goodwill relates to the acquisition of Bokoni Mine.

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

13.    INVENTORIES

Ore stock piles	787,084	-

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

14.    TRADE AND OTHER RECEIVABLES

	2011	2010

Financial assets

Trade receivables	24,230,043	33,335,405

Other trade receivables	769,084	512,124

	24,999,127	33,847,529

Non-financial assets

Prepayments	1,385,976	1,465,826

Lease debtor	1,925	1,132

Value added tax	2,014	91,100

Employee receivables	657,564	611,551

Other receivables	1,985	172,972

	27,048,591	36,190,110

The Group has one major customer with an outstanding account within the agreed payment terms. As a result, no allowance for impairment losses has been recognised.

15.    CASH AND CASH EQUIVALENTS

Bank balances	15,927,937	25,737,824

Cash on hand	17,071	26,766

	15,945,008	25,764,590

16.    RESTRICTED CASH

Restricted cash – ESOP Trust	786,291	1,377,263

Restricted cash consist of cash and cash equivalents held by the Bokoni Platinum Mine ESOP Trust, a consolidated SPE, which is not available to fund operations.

During the year, $386,191 (ZAR3,067,439) (2010: Nil) was paid out as a cash distribution to beneficiaries in terms of the trust deed.

17.    SHARE CAPITAL

Authorised and issued

	Number of shares

Common shares with no par value	201,888,472	201,813,472

B2 Convertible Preference shares of $0.1481 (ZAR1) each	115,800	115,800

B3 Convertible Preference shares of $0.1481 (ZAR1) each	111,600	111,600

The Company’s authorised share capital consists of an unlimited number of common shares without par value. During 2009 cumulative convertible redeemable “B” preference shares were issued to facilitate the transaction as discussed in note 33.

Share capital

Share capital	74,150,116	74,035,621

Share issue costs	(2,183,033)	(2,183,033)

	71,967,083	71,852,588

Treasury shares	4,991,726	4,991,726

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

Treasury shares relate to shares held by the ESOP Trust in Anooraq, which is consolidated by the Group.

Preference shares
	2011	2010

B2 Convertible Preference shares	17,150	17,150

B3 Convertible Preference shares	16,528	16,528

Share premium	162,876,322	162,876,322

	162,910,000	162,910,000

$162.9 million (ZAR 1.1 billion) was raised through share-settled financing with the issue of cumulative mandatory convertible “B” preference shares (“B Prefs”) to RPM and a subsidiary of Atlatsa Holdings to finance the acquisition discussed in note 33. The final effects of the share settled financing will result in RPM receiving a fixed number of 115.8 million common shares of Anooraq and Atlatsa Holdings, Anooraq’s controlling shareholder, receiving a fixed number of 111.6 million common shares.

These preference shares are convertible upon the earlier of the date of receipt of a conversion notice from RPM and 1 July 2018.

A dividend will be declared on the last business day immediately prior to the conversion date, in terms of a formula set out in the preference share subscription agreement.

18.    LOANS AND BORROWINGS

Senior Term Loan Facility	-	93,412,907

Capitalised transaction costs	-	(4,251,970)

Redeemable “A” preference shares (related party)	392,191,315	418,050,018

Rustenburg Platinum Mines – Funding loans (related party)	172,650,283	89,370,192

Rustenburg Platinum Mines – OCSF (related party)	172,991,980	111,208,925

Rustenburg Platinum Mines – Interest free loan (related party)	3,639,900	4,365,567

Rustenburg Platinum Mines – commitment fees (related party)	1,298,865	1,122,854

Other	2,780,379	3,657,869

	745,552,722	716,936,362

Short-term portion

Senior Term Loan Facility	-	(93,412,907)

Other	(1,096,235)	(988,756)

	(1,096,235)	(94,401,663)

Non-current liabilities	744,456,487	622,534,699

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

The carrying value of the Group’s loans and borrowings changed during the year as follows:

	2011	2010

Balance at beginning of the year	716,936,362	555,509,417

Loan from Rustenburg Platinum Mine – OCSF	64,851,418	39,043,300

Loan from Rustenburg Platinum Mine – Interest free loan	-	599,442

Loans repaid	-	(590,537)

Loans repaid – other	(716,317)	-

Commitment fee capitalised	(394,063)	(640,086)

Finance expenses accrued	88,648,310	74,436,897

Funding loan raised – Rustenburg Platinum Mine (related party)	3,691,604

Capitalisation transaction costs written-off	3,834,378

Amortisation of loan costs	17,738	631,929

Commitment fee liability	394,063	640,086

Interest rate swap adjustment	355,852	(354,093)

Other	69,200	3,328,100

Effect of translation	(132,135,823)	44,331,907

Balance at end of the year	745,552,722	716,936,362

Short-term portion

Senior Term Loan Facility	-	(93,412,907)

Other	(1,096,235)	(988,756)

	(1,096,235)	(94,401,663)

Non-current portion	744,456,487	622,534,699

The terms and conditions for the outstanding borrowings at 31 December 2011 are as follows:

Senior Term Loan Facility

On 28 April 2011, the Senior Term Loan Facility with Standard Chartered Bank (“SCB”) and FirstRand Bank acting through its division, Rand Merchant Bank (“RMB”) was ceded to Anglo Platinum Limited (“Anglo”) through its subsidiary, RPM. The outstanding interest rate swap was settled with funding obtained from RPM.

The debt ceded to RPM has similar terms as the Senior Term Loan Facility except for certain revisions. The revised terms of the loan is a reduction in the interest rate from a 3 month JIBAR plus applicable margin (4.5%) and mandatory cost (11.735% at 31 December 2010) to 3 month JIBAR plus 4% (9.575% at 31 December 2011). The total facility has also been increased from $94.4 million (ZAR750 million) to $117.1 million (ZAR930 million). The commencement of re-payments has been deferred by one year from 31 January 2013 to 31 January 2014. RPM has also waived the loan covenants on the debt as of 31 December 2011 and until 31 January 2013.

Transaction costs capitalised of $4 million (ZAR28 million) were written off to finance expense on the cession of the Senior Term Loan Facility.

At 31 December 2010, the Group did not meet certain covenants specified in the senior term facility agreement. The lenders had subsequently waived their rights and entitlements arising from the failure of the Group to meet the specific covenants. Notwithstanding the waiver received from the lenders and the fact that there was no legal or constructive obligation to settle the senior term facility within 12 months, IAS 1, Presentation of Financial Statements, requires that the senior term facility be disclosed as a current liability at 31 December 2010.

Redeemable “A” Preference Shares

The “A” preference shares were issued by Plateau and Bokoni Holdco to RPM as part of the business combination and liabilities assumed (refer note 33). These shares are cumulative mandatory redeemable shares which attract a fixed quarterly cumulative dividend of 11.49%. The Group is obligated to redeem the outstanding amount including undeclared dividends which should have been declared within six years (1 July 2015) of issue, to the extent that the Company is in the position to redeem the shares. Any preference shares not redeemed in six years must be redeemed after nine years (1 July 2018).

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

During the three year period prior to the initial maturity date, Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external debt funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order:

(i)	any outstanding amounts of the Standby Facility;

(ii)	any outstanding amounts of the OCSF; and

(iii)

the redemption amount payable upon the redemption of any outstanding Redeemable “A” Preference Shares. Plateau is obliged to undertake the refinancing process but if the debt is not re-financeable based upon the debt markets at that time then there is no sanction on Plateau. At the acquisition date, 1 July 2009, an amount of $1.1 million (ZAR7.2 million) was repaid with surplus cash available.

Rustenburg Platinum Mines - Funding Loans

This loan is between RPM and Bokoni Holdco and consists of the retention of the original RPM loans for an amount of $60.5 million (ZAR480.3 million)

As a result of the changes to the Senior Term Loan Facility, the commencement of the repayments of the $60.5 million has also been deferred by one year from 31 January 2013 to 31 January 2014 and is payable in semi-annual instalments. The unpaid principal balance will bear interest at the interest rate and on the same terms as the revised Senior Term Loan Facility ceded by SCB to Anglo. The total facility has also been increased from $90.7 million (ZAR720 million) to $112.5 million (ZAR893 million).

Rustenburg Platinum Mines - OCSF

Under the Operating Cash flow Shortfall Facility (“OCSF”), if funds are requested by Bokoni (and authorised by Bokoni Holdco), RPM shall advance such funds directly to Bokoni. At 31 December 2011, $138.5 million (ZAR1.1 billion) of the available $185 million (ZAR1.47 billion) has been advanced by RPM. The remaining facility may be utilised only for the purposes of operating or capital expenditure cash shortfalls at Bokoni. In addition, RPM has extended the terms of the OCSF facility to fund cash shortfalls up to 31 January 2013.

The OCSF Loan was originally payable in semi-annual instalments starting 31 January 2013 to the extent cash is available after payment of the Senior Term Facility and the RPM funding loan. The unpaid principal balance on the OCSF will bear interest at a fixed rate of 15.84%, compounded quarterly in arrears. Based on the revised terms on the Senior Facility with RPM, repayment will also be deferred by one year from 31 January 2013 to 31 January 2014.

Rustenburg Platinum Mines – Standby Facility

The Group secured an agreement with RPM to access RPM’s attributable share of the Bokoni Holdco cash flows (“the Standby Facility”) up to a maximum of 29% of all free cash flow generated from the Bokoni Mine to meet its repayment obligations in terms of the Senior Term Loan Facility. This facility will bear interest at the prime rate of interest in South Africa (currently 9%)

The standby facility has a final maturity date on 1 July 2018. As at 31 December 2011, no draw-down was made on the standby facility.

Rustenburg Platinum Mines – Interest-free loan

This loan is between RPM and Bokoni Holdco. The loan is interest-free and repayable 12 months and 1 day after requested by RPM.

Other

This loan is between Plateau and the Deloitte Mining Shared Service Centre (“DMSSC”) relating to the financing of the new SAP system (refer note 9). The loan bears interest at prime (9% at 31 December 2011) plus 2% and is payable in quarterly instalments starting 31 March 2011.

Security

The Senior Term Loan Facility is secured through various security instruments, guarantees and undertakings provided by the Group against 51% of the cash flows generated by the Bokoni Mine, together with 51% of the Bokoni Mine asset base. The Standby Facility, OCSF and the “A” preference shares rank behind the Senior Term Loan Facility for security purposes.

Refer note 38 for subsequent event.

The Group’s debt is denominated in ZAR, which is translated to the presentation currency of the Company.

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

19.    DEFERRED TAX

Deferred tax liabilities and assets on the statement of financial position relate to the following:

	2011	2010

Deferred tax liabilities

Property plant and equipment (including capital work-in-progress)	228,912,376	277,619,568

Prepayments	339,869	399,696

Environmental trust fund contributions	664,358	638,540

Inventories	220,384	-

Gross deferred tax liability	230,136,987	278,657,804

Deferred tax assets

Provision for environmental liabilities	(2,347,438)	(2,291,658)

Unredeemed capital expenditure	(34,485,988)	(32,497,913)

Accrual for employee leave liabilities	(1,924,872)	(2,057,664)

Liability for share-based compensation	(165,801)	(333,964)

Calculated tax losses	(47,180,675)	(32,671,048)

Gross deferred tax asset	(86,104,774)	(69,852,247)

Net deferred tax liability	144,032,213	208,805,557

The movement in the net deferred tax liability recognised in the statement of financial position is as follows:

Balance at beginning of year	208,805,557	213,484,109

Current year	(32,667,499)	(18,868,120)

Prior year	-	1,578,080

Effect of translation	(32,105,845)	12,611,488

	144,032,213	208,805,557

As at 31 December the Group had not recognised the following net deferred tax assets:

Deferred tax assets	13,736,801	12,884,973

The unrecognised temporary differences are:

Unredeemed capital expenditure	1,766,508	2,118,688

Tax losses	12,052,145	10,261,209

Other deductible temporary differences	2,426,322	505,076

Foreign exchange losses	(2,508,174)	-

	13,736,801	12,884,973

Deferred tax assets have not been recognised for the above temporary differences as it is not probable that the respective Group entities to which they relate will generate future taxable income against which to utilise the temporary differences.

Gross calculated tax losses expire as follows:

2012-2016	(4,456,781)	(4,456,781)

Thereafter	(9,939,500)	(8,400,233)

Indefinitely	(140,157,235)	(140,216,282)

	(154,553,516)	(153,073,296)

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

20.    PROVISIONS

Non-current provisions

	2011	2010

Rehabilitation provision

Balance at beginning of the year	8,184,494	7,021,038

Capitalised to property, plant and equipment	1,050,670	144,952

Unwinding of interest	644,045	515,626

Effect of translation	(1,495,501)	502,878

Balance at end of year	8,383,708	8,184,494

Future net obligations

Undiscounted rehabilitation cost	12,963,704	13,723,729

Amount invested in environmental trust fund (refer note 12)	(2,927,591)	(2,862,075)

Total future net obligation - Undiscounted	10,036,113	10,861,654

The Group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions as well as the proceeds on sale of assets and metals from plant clean-up at the time of mine closure.

Key assumptions used in determining the provision:

Discount period	20 years	20 years

South African discount rate (risk free rate)	8.4%	8.4%

South African inflation	5.2%	5.2%

Sensitivity – change in provision	Inflation rate	Inflation rate

1% increase	1,866,759	1,704,848

1% decrease	(1,558,336)	(1,423,175)

	Discount rate	Discount rate

1% increase	(1,307,110)	(1,310,453)

1% decrease	1,545,655	1,576,048

21. DERIVATIVE LIABILITY

Interest rate swap	-	4,969,563

22. TRADE AND OTHER PAYABLES

Financial liabilities

Trade payables	7,508,854	11,867,027

Arbitration settlement *	-	2,303,614

Other payables	5,988,159	5,907,228

	13,497,013	20,077,869
Non-financial liabilities

Payroll accruals	1,546,767	2,876,127

Leave liabilities	7,328,438	7,606,100

Share-appreciation rights	404,607	1,170,899

Lease accrual	53,667	99,632

Other accruals	6,847	-

Deferred income	9,596	13,705

Value added tax	278,652	-

	23,125,587	31,844,332

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

*- This relates to the additional amount that QuestCo (Proprietary) Limited and North Corporate Finance Advisory Services Limited considered payable to them in respect of corporate advisory services rendered by them pursuant to the implementation of the Bokoni acquisition on 1 July 2009. This matter was resolved via an arbitration process finding in favour of Questco (Proprietary) Limited and North Corporate Finance Advisory Services Limited during 2010. As a result, the Group was liable to settle an amount of ZAR12.4 million ($1.9 million) for services rendered. The liability includes interest of ZAR2.8 million ($0.4 million) that was also awarded from 1 July 2009.

23.    REVENUE

Revenue from mining operations by commodity:

	2011	2010	2009

Platinum	85,146,242	89,250,257	39,282,459

Palladium	23,999,481	20,185,949	6,582,056

Rhodium	9,910,678	14,033,214	6,439,392

Nickel	14,414,240	15,120,505	6,278,262

Other	10,936,075	9,696,908	4,045,699

	144,406,716	148,286,833	62,627,868

Revenue consists of the sale of concentrate to Rustenburg Platinum Mines Limited (a related party).

24.    COST OF SALES

Cost of sales includes:

Labour costs	86,226,560	79,399,203	39,333,125

Stores costs	33,519,868	25,468,848	11,036,693

Power and compressed air	11,871,488	9,619,321	4,481,837

Contractors cost	18,059,940	9,171,193	2,742,494

Other costs	19,174,646	17,135,596	11,022,676

Inventory movement	(855,227)	1,084,930	(1,083,390)

Depreciation	41,969,530	31,272,097	13,433,032

	209,966,805	173,151,188	80,966,467

25.    FINANCE INCOME

Interest received – Financial assets at amortised cost

Platinum Producers’ Environmental Trust	82,685	108,504	102,664

Bank accounts	662,905	1,005,138	426,621

	745,590	1,113,642	529,285

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

26.    FINANCE EXPENSES

	2011	2010	2009

Financial liabilities at amortised cost

Bank and short-term facilities	-	13,617	72,158

“A” Preference shares (related party)	47,409,220	39,661,792	19,560,689

OCSF and funding facilities (related party)	30,903,663	22,779,618	8,439,108

Senior Term Loan Facility	9,132,826	11,512,806	5,028,432

Interest on fair value of interest rate swap	546,169	(195,702)	189,173

Other	702,438	563,219	324

	88,694,316	74,335,350	33,289,884

Non-financial liabilities

Notional interest – rehabilitation provision	644,045	515,626	181,813

Commitment fees on OCSF	631,838	310,177	38,091

Transaction costs	3,852,116	631,929	411,058

	5,127,999	1,457,732	630,962

Total finance costs before interest capitalised	93,822,315	75,793,082	33,920,846

Interest capitalised	(1,777,431)	(8,271,379)	(13,580,559)

Total finance costs	92,044,884	67,521,703	20,340,287

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation during the year is 12.4% (2010: 13.2%).

27.    LOSS BEFORE INCOME TAX

Loss before income tax as stated includes the following:

Operating lease expense – buildings	275,450	360,925	387,131

Restructuring costs	44,323	-	1,784,452

Share-based payment expense – equity settled	2,140,038	2,333,450	2,185,812

Share-based payments expense – cash settled	(437,152)	947,176	145,199

Bonus settled via shares	-	-	895,625

Interest rate swap fair value	2,550,958	223,727	(636,529)

Depreciation and amortisation	43,224,377	31,577,561	13,557,111

28.    INCOME TAX

SA normal taxation

Current tax – prior year	-	-	(35,154)

Deferred tax – prior year	-	(1,578,080)	-

Deferred tax – current year	32,667,499	18,868,120	7,668,639

	32,667,499	17,290,040	7,633,485

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

Taxation rate reconciliation:

	2011	2010	2009

Statutory Canadian tax rate	26.50%	28.5%	30.00%

Other disallowed expenditure	(0.17%)	(0.13%)	(1.62%)

Transaction costs disallowed	(0.57%)	(0.63%)	(5.25%)

Preference dividends disallowed	(6.92%)	(8.89%)	(5.65%)

Equity settled share based compensation	(0.32%)	(1.10%)	(1.10%)

Investment income not taxable	0.01%	0.03%	0.07%

Tax adjustments – prior year	-	(1.45%)	(0.02%)

Deferred tax assets not recognised	(1.81%)	(0.47%)	(3.01%)

Effect of rate differences	1.04%	(0.28%)	(0.57%)

Effective taxation rate	17.76%	15.58%	12.85%

29.    OTHER COMPREHENSIVE INCOME NET OF INCOME TAX

Components of other comprehensive income:

Foreign currency translation differences for foreign operations	(7,913,856)	6,237,524	(14,072,611)

Effective portion of changes in fair value of cash flow hedges	1,602,501	(3,121,650)	(731,293)

Reclassification to profit or loss on settlement of cash flow hedge	2,521,654	-	-

Tax effect	-	-	-

	(3,789,701)	3,115,874	(14,803,904)

Attributable to:

Owners of the Company	(1,994,738)	800,194	(10,251,876)

Non-controlling interest *	(1,794,963)	2,315,680	(4,552,028)

	(3,789,701)	3,115,874	(14,803,904)

*- Relates to the foreign currency translation differences for foreign operations in 2011, 2010 and 2009.

30.    EARNINGS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2011 was based on the loss attributable to owners of the Company of $81,928,814 (2010: $51,721,410; 2009: $35,531,631), and a weighted average number of common shares of 424,783,603 (2010: 424,665,314; 2009: 305,971,455).

At 31 December 2011, 2010 and 2009, share options were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

Issued common shares at 1 January	201,813,473	201,743,472	186,640,007

Effect of shares issued in financial year	67,192	18,904	9,817,003

Treasury shares	(4,497,062)	(4,497,062)	(4,497,062)

Convertible “B” Preference shares - issued on 1 July 2009	227,400,000	227,400,000	114,011,507

Weighted average number of common shares at 31 December	424,783,603	424,665,314	305,971,455

The basic and diluted loss per share for the year ended 31 December 2011 was 19 cents (2010: 12 cents; 2009:12 cents).

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

31.    CASH UTILISED BY OPERATIONS

CASH UTILISED BY OPERATIONS

	2011	2010	2009

Loss before income tax	(180,532,047)	(110,948,846)	(59,414,014)

Adjustments for:

Finance expense	92,044,884	67,521,703	20,340,287

Finance income	(745,590)	(1,113,642)	(529,285)

Non-cash items:

Depreciation and amortisation	43,224,377	31,577,561	13,557,111

Equity-settled share-based compensation	2,140,038	2,333,450	2,185,812

Bonus settled via shares	-	-	895,658

Loss from equity accounted investees	-	-	219,849

Loss/(gain) on disposal of property, plant and equipment	339,068	45,179	(69,239)

Derivative (profit)/loss	-	(223,727)	636,529

Settlement of cash flow hedge	2,550,958	-	-

Transaction costs	-	-	1,587,959

Impairment of assets	-	345,123	-

Other	69,200	135	(24,166)

Cash utilised before ESOP transactions	(40,909,112)	(10,463,064)	(20,613,499)

ESOP cash transactions (restricted cash)	836,081	-	-

Cash utilised before working capital changes	(40,073,031)	(10,463,064)	(20,613,499)

Working capital changes

Decrease/(increase) in trade and other receivables (i)	3,357,055	(8,719,410)	(1,727,856)

(Decrease)/increase in trade and other payables (ii)	(3,747,138)	2,306,757	(4,368,581)

(Increase)/decrease in inventories (iii)	(855,227)	1,084,930	(1,083,390)

Cash utilised by operations	(41,318,341)	(15,790,787)	(27,793,326)

(i) Decrease/(increase) in trade and other receivables

Opening balance	36,190,110	23,466,503	271,554

Arising from business combination (refer note 33)	-	-	22,477,941

Closing balance	(27,048,591)	(36,190,110)	(23,466,503)

Movement for the year	9,141,519	(12,723,607)	(717,008)

Effect of translation	(5,784,464)	4,004,197	(1,010,848)

	3,357,055	(8,719,410)	(1,727,856)

(ii) (Decrease)/increase in trade and other payables

Opening balance	(31,844,332)	(26,948,647)	(1,798,839)

Arising from business combination (refer note 33)	-	-	(30,845,374)

Closing balance	23,125,587	31,844,332	26,948,647

Movement for the year	(8,718,745)	4,895,685	(5,695,566)

Effect of translation	4,971,607	(2,588,928)	1,326,985

	(3,747,138)	2,306,757	(4,368,581)

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

(iii)  (Increase)/decrease in inventories

	2011	2010	2009

Opening balance	-	1,091,860	-

Arising from business combination (refer note 33)	-	-	-

Closing balance	(787,084)	-	(1,091,860)

Movement for the year	(787,084)	1,091,860	(1,091,860)

Effect of translation	(68,143)	(6,930)	8,470

	(855,227)	1,084,930	(1,083,390)

32.    SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO (the Group’s chief operating decision maker) reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:

—	Bokoni Mine - Mining of PGM’s.
—	Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

The majority of operations and functions are performed in South Africa. An insignificant portion of administrative functions are performed in the Company’s country of domicile.

The CEO considers earnings before net finance expense, income tax, depreciation and amortisation (“EBITDA”) to be an appropriate measure of each segment’s performance. Accordingly, the EBITDA for each segment has been included. All external revenue is generated by the Bokoni Mine segment.

	31 December 2011			31 December 2010
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note

Revenue	144,406,716	-	144,406,716	148,286,833	-	148,286,833

Cost of sales	(212,137,181)	-	(212,137,181)	(175,024,817)	-	(175,024,817)	(i)

EBITDA	(36,767,412)	(632,855)	(37,400,267)	(4,849,754)	(485,829)	(5,335,583)	(ii)

Loss before income tax	(163,883,532)	(632,855)	(164,516,387)	(100,296,522)	(485,829)	(100,782,351)	(iii)

Income tax	30,006,122	-	30,006,122	15,258,868	-	15,258,868	(iv)

Depreciation	(41,020,865)	-	(41,020,865)	(29,566,864)	-	(29,566,864)	(v)

Finance income	281,868	-	281,868	453,911	-	453,911	(vi)

Finance expense	(86,377,123)	-	(86,377,123)	(66,333,814)	-	(66,333,814)	(vii)

Total assets	901,154,720	9,703,357	910,858,077	1,093,388,333	11,541,285	1,104,929,618	(viii)

Additions to non-current assets	268,678,042	-	268,678,042	28,660,090	-	28,660,090	(ix)

Total Liabilities	(770,025,392)	(14,862,260)	(784,887,652)	(789,428,564)	(17,030,115)	(806,458,679)	(x)

Reconciliations of reportable segment cost of sales, EBITDA, loss before income tax, income tax, depreciation, finance income, finance expense, assets, addition to non-current assets and liabilities:

		2011	2010

(i)	Cost of sales

	Total cost of sales for reportable segments	(212,137,181)	(175,024,817)

	Corporate and consolidation adjustments	2,170,376	1,873,629

	Consolidated cost of sales	(209,966,805)	(173,151,188)

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

(ii)	EBITDA	2011	2010

	Total EBITDA for reportable segments	(37,400,267)	(5,335,583)

	Net finance expense	(91,299,294)	(66,408,061)

	Depreciation and amortisation	(43,224,377)	(31,577,561)

	Corporate and consolidation adjustments	(8,608,109)	(7,627,641)

	Consolidated loss before income tax	(180,532,047)	(110,948,846)

(iii)	Loss before income tax

	Total loss before tax for reportable segments	(164,516,387)	(100,782,351)

	Corporate and consolidation adjustments	(16,015,660)	(10,166,495)

	Consolidated loss before income tax	(180,532,047)	(110,948,846)

(iv)	Income tax

	Taxation for reportable segments	30,006,122	15,258,868

	Corporate and consolidation adjustments	2,661,377	2,031,172

	Consolidated taxation	32,667,499	17,290,040

(v)	Depreciation

	Depreciation for reportable segments	(41,020,865)	(29,566,864)

	Corporate and consolidation adjustments	(2,203,512)	(2,010,697)

	Consolidated depreciation	(43,224,377)	(31,577,561)

(vi)	Finance income

	Finance income for reportable segments	281,868	453,911

	Corporate and consolidation adjustments	463,722	659,731

	Consolidated finance income	745,590	1,113,642

(vii)	Finance expenses

	Finance expense for reportable segments	(86,377,123)	(66,333,814)

	Corporate and consolidation adjustments	(5,667,761)	(1,187,889)

	Consolidated finance expense	(92,044,884)	(67,521,703)

(viii)	Total assets

	Assets for reportable segments	910,858,077	1,104,929,618

	Corporate and consolidation adjustments	(17,849,111)	(12,823,363)

	Consolidated assets	893,008,966	1,092,106,255

(ix)	Additions to non-current assets

	Additions to non-current assets for reportable segments	28,678,042	28,660,090

	Corporate and consolidation adjustments	238,542	3,355,577

	Consolidated additions to non-current assets	28,916,584	32,015,667

(x)	Total liabilities

	Liabilities for reportable segments	(784,887,652)	(806,458,679)

	Corporate and consolidation adjustments	(136,206,578)	(164,281,629)

	Consolidated liabilities	(921,094,230)	(970,740,308)

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

33.    ACQUISITIONS OF SUBSIDIARY AND NON-CONTROLLING INTERESTS - 2009

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

Pursuant to the terms of the acquisition agreements, Plateau acquired 51% of the shares in, and claims on shareholders loan account against Bokoni Holdco. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project were terminated and these projects were transferred into separate project companies, established as wholly-owned subsidiaries of Bokoni Holdco.

Financing

The Group financed the purchase consideration transferred of $385 million (ZAR2.6 billion) as follows:

—

$111 million (ZAR750 million) of senior debt funding in terms of the Standard Chartered senior term loan facility (the “Senior Term Loan Facility”) from Standard Chartered Bank plc (“Standard Chartered” or “SCB”) provided to Plateau, of which $74 million (ZAR500 million) was drawn down on 1 July 2009. The Group applied approximately $44 million (ZAR300 million) of the Senior Term Loan Facility in part settlement of the consideration transferred. Refer note 19 for details.

On 11 December 2009, 34% of the facility was acceded to First Rand Bank Limited, acting through its Rand Merchant Bank division (“RMB”). The same terms apply as per the initial agreement with SCB;

—	$177.8 million (ZAR1.2 billion) through the issue of cumulative mandatory redeemable “A” preference shares (“A Prefs”) of Plateau to RPM (refer note 19); and

—

$162.9 million (ZAR1.1 billion) through the effects of a share settled financing with the issue of cumulative convertible “B” preference shares (“B Prefs”) to RPM and a subsidiary of Atlatsa Holdings. The final effects of the share settled financing will result in RPM receiving a total of 115.8 million common shares of Anooraq and Atlatsa Holdings, Anooraq’s controlling shareholder, receiving 111.6 million common shares, to maintain its minimum 51% shareholding in the Company.

Transaction costs amounting to $15.2 million associated with finalising the transaction were incurred of which $10.4 million, relating to the acquisition, was recognised in profit or loss. The remaining costs were capitalised to the related debt.

Identifiable assets acquired and liabilities assumed

The following summarises the amounts of assets acquired and liabilities assumed at the acquisition date:

	Carrying value	Fair Value

Property, plant and equipment	767,109,345	725,226,891

Capital work-in-progress	216,194,965	216,194,965

Cash deposits held in Platinum Producers’ Environmental Trust	2,356,993	2,356,993

Other non-current assets	741	741

Trade and other receivables	22,477,941	22,477,941

Cash and cash equivalents	3,576,912	3,576,912

Loans and borrowings (owing to RPM)	(493,666,666)	(493,666,666)

Deferred taxation	(60,367,689)	(231,040,913)

Provisions	(4,308,137)	(4,308,137)

Current tax payable	(123,034)	(123,034)

Trade and other payables	(30,845,374)	(30,845,374)

Total identifiable net assets	422,405,997	209,850,319

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

Goodwill on acquisition

Goodwill was recognised as a result of the acquisition as follows:

Total purchase consideration	385,060,000

Assets acquired as part of the transaction (refer note 10)	(6,592,523)

Contributions received from Anglo Platinum relating to ESOP Trust	(6,741,102)

Repayment of loans and borrowings to RPM (refer note 19)	(251,770,000)

Consideration transferred as part of business combination	119,956,375

Non-controlling interest in Bokoni	102,826,656

Less total identifiable net assets	(209,850,319)

At acquisition goodwill, as of 1 July 2009	12,932,712

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

The contributions to the 2009 revenue and operating loss since acquisition had the acquisition occurred on 1 January 2009, respectively, are as follows:

	2009
	Since acquisition	For the full year

Revenue	62,627,868	113,654,693

Loss before income tax	(39,753,539)	(93,826,099)

34.    SHARE OPTIONS

34.1    Equity-settled options

The Group has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 (2010: 32,600,000) common shares. As at 31 December 2011, 12,162,667 options were outstanding and 20,437,333 options remained available to be granted. On 30 June 2009 the Company obtained shareholder and stock exchange approval to decrease the exercise price to C$1.29 per option for 8,061,000 share options, including stock options granted to certain insiders of the Company pursuant to repricing. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted. The continuity of share purchase options is as follows:

	Weighted average exercise price	Number of options	Contractual weighted average remaining life (years)

Balance - 31 December 2009	$ 1.10	14,192,000	4.32

Granted	1.30	1,240,000

Exercised	0.97	(70,000)

Cancelled	1.02	(717,000)

Expired	1.29	(1,404,000)

Balance - 31 December 2010	$ 1.11	13,241,000	3.97

Granted	-	-

Exercised	0.84	(75,000)

Cancelled	1.05	(593,333)

Expired	1.24	(410,000)

Balance - 31 December 2011	$ 1.11	12,162,667	2.89

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

	Weighted average exercise price	Number of options	Contractual weighted average remaining life (years)

Balance - 31 December 2009	$ 1.10	14,192,000	4.32

Granted	1.30	1,240,000

Exercised	0.97	(70,000)

Cancelled	1.02	(717,000)

Expired	1.29	(1,404,000)

Balance – 31 December 2010	$ 1.11	13,241,000	3.97

Granted	-	-

Exercised	0.84	(75,000)

Cancelled	1.05	(593,333)

Expired	1.24	(410,000)

Balance – 31 December 2011	$ 1.11	12,162,667	2.89

Options outstanding and exercisable at 31 December 2011 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)

15 October 2012	$ 1.29#	3,785,000	3,785,000	0.8

25 June 2013	$ 1.29#	916,000	916,000	1.5

30 June 2013	$ 1.29#	1,410,000	1,410,000	1.5

25 June 2014	$ 0.96	600,000	600,000	2.5

30 November 2016	$ 0.84	4,705,000	3,450,880	4.9

1 May 2017	$ 1.61	500,000	166,500	5.3

1 July 2017	$ 1.05	86,667	86,667	5.5

1 August 2017	$ 1.11	160,000	160,000	5.6

Total		12,162,667	10,575,047

Weighted average exercise price		$ 1.11	$ 1.28

# - The options were re-priced to $1.29 on 30 June 2009

The exercise prices of all share purchase options granted during the year were equal to or greater than the market price at the grant date. Using the Black-Scholes option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the statement of changes in equity.

The share-based payments expense recognised during the year ended 31 December 2011 was $1,156,036 (2010: $2,333,450; 2009: $2,185,812).

The assumptions used to estimate the fair value of options granted during the year were:

	2011	2010	2009

Canadian risk- free interest rate	2.8%	2.8%	3%

Expected life	5-7 years	5-7 years	5 -7 years

Volatility	83%	83%	83%

Forfeiture rate	0%	0%	0%

Expected dividends	Nil	Nil	Nil

The volatility of the shares was calculated over the expected life of the option. Volatility was calculated by using available historical information on the share price for Anooraq equal to the expected life of the scheme.

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

The risk free rate for periods within the contractual term of the share right is based on the Government of Canada benchmark bond yield.

34.2    Cash-settled share-based payments

The Group also currently has a scheme in place to award share appreciation rights (“SARs”) to recognise the contributions of senior staff to the Group’s financial position and performance and to retain key employees. These share appreciation rights are linked to the share price of the Group on the JSE and are settled in cash on the exercise date.

A third of the share appreciation rights granted are exercisable annually from the grant date with an expiry date of 4 years from the grant date. The offer price of these share appreciation rights equaled the closing market price of the underlying shares on the trading date immediately preceding the granting of the share appreciation rights.

	6,294,869	6,294,869	6,294,869
	2011	2010	2009

Share appreciation rights granted (all unvested at year-end)	6,294,869	3,737,103	2,933,000

Vesting year of unvested share appreciation rights:

Within one year	2,396,801	1,575,035	977,667

One to two years	2,025,134	1,575,035	977,667

Two to three years	1,872,934	587,033	977,666

Total number of shares unvested	6,294,869	3,737,103	2,933,000

The value of the share appreciation rights expensed in the year ended 31 December 2011 was ($437,152) (2010: $947,176; 2009: $145,199).
The assumptions used to estimate the fair value of the SARS granted during the year were:
South African risk-free rate	6.4%	6.7%	8.4%

Volatility	85.1%	82% - 86%	83%

Forfeiture rate	0%	0%	0%

Expected dividends	Nil	Nil	Nil

The only vesting conditions for the scheme are that the employees should be in the employment of the Group.

The volatility of the shares were calculated with the equally weighted standard approach of calculating volatility by using available historical information on the share price for Anooraq equal to the term to maturity of the scheme.

The risk-free rate for periods within the contractual term of the share right is based on the South African Government Bonds in effect at the time.

34.3    Bonus settled via shares

The Group issued 806,898 shares to key members of management at a cost of $895,625 during the year ended 31 December 2009 as consideration for finalising the acquisition as discussed in note 33 (2011 and 2010: Nil).

34.4    Anglo Platinum Limited senior executive share scheme

In terms of a Management Services Agreement, certain senior management of Bokoni Mines can still participate in the Anglo Platinum Limited share scheme.

The operation of the scheme is summarised as follows:

—	Anglo Platinum Limited will be responsible for any liability up to $629,500 (ZAR5 million)

—	Bokoni Mines will be responsible for any liability between $629,500 and $1,888,500 (ZAR5 million and ZAR15 million)

—	Anglo Platinum Limited will be responsible for any liability greater than $1,888,500 (ZAR15 million)

Based on the Anglo Platinum Limited share price at 31 December 2011 there is no liability to the Group (2010 and 2009: Nil).

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

34.5    Bokoni Platinum Mine ESOP Trust

Prior to the acquisition of Bokoni on 1 July 2009, certain employees of Bokoni were part of the Anglo Platinum Group Employee Empowerment Scheme (“Kotula Scheme”). When Anooraq acquired Bokoni, Anglo Platinum Limited and Anooraq replaced the Kotula Scheme with the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”), which has similar participation benefits to the Kotula Scheme.

The purpose of the ESOP Trust scheme is to incentivize and retain employees, promote BEE and increase broad-based and effective participation in the equity of Anooraq by historically disadvantaged persons.

The ESOP Trust holds and utilises ordinary shares in Anooraq (refer note 17) for the benefit of the beneficiaries.

Any units that the employees held in the Kotula Scheme were exchanged into units in the ESOP Trust at a ratio of 15 units in the ESOP Trust for every Kotula unit held. The remaining units in the ESOP Trust are allocated to the employees in five equal annual installments beginning 31 March 2010 and for the next four years thereafter. Employees will receive an equal allocation of units. Any units held by a beneficiary that are forfeited shall be added back to the number of unallocated units available for future allocation.

The ESOP Trust shall dispose of the shares held in Anooraq to the beneficiaries as follows:

—	One third shall vest in proportion to the beneficiaries units on 16 May 2013;

—	Half of the remaining balance of ordinary shares will vest in proportion to their interest on 16 May 2014; and

—	The remaining balance of ordinary shares will vest in proportion to their interest on 16 May 2015.

The trustees (acting as agent on behalf of the beneficiaries) shall dispose of and sell as many shares as will be necessary to settle all taxes payable by the beneficiaries. The beneficiaries may also direct the trustees to sell the distribution shares on behalf of the beneficiaries and the proceeds of such sale, net of all expenses, shall be distributed to the beneficiaries.

If a beneficiary’s employment is terminated due to death, retrenchment, retirement, disability or ill-health, Bokoni will pay a cash amount equal to the fair value of the beneficiary’s units to the beneficiary who will then cease to be a beneficiary of the ESOP Trust. The units will be transferred to Bokoni who will become a beneficiary of the ESOP Trust. Where the beneficiary’s employment is terminated prior to the termination date for any other reason, the beneficiary shall forfeit all his rights under the scheme. The forfeited units will be added back to the number of unallocated units for future allocation.

At 31 December the following units were allocated:

	2011	2010	2009

Total units available for allocation	70,000,000	70,000,000	70,000,000

Allocation 1 July 2009	(20,078,634)	(20,078,634)	(20,078,634)

Allocation 31 March 2010	(10,282,759)	(10,282,759)	-

Allocation 31 March 2011	(10,666,586)	-	-

Total units available for allocation at 31 December	28,972,021	39,638,607	49,921,366

Units forfeited	1,535,309	1,492,429	-

Forfeiture rate	5%	5%	5%

Expected dividends	Nil	Nil	Nil

Exercise price	Nil	Nil	Nil

Share price at grant date (ZAR)	7.00	11.10	8.00

The share-based payment expense recognised during the year ended 31 December 2011 was $984,002 (2010 and 2009: Nil).

35.    CONTINGENCIES

There are no contingencies that the directors are aware of at the reporting date.

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

36.    RELATED PARTIES

Relationships

Related party	Nature of relationship

Rustenburg Platinum Mines (‘RPM’)

The Group concluded a number of shared services agreements between Bokoni mine and Rustenburg Platinum Mines (‘RPM’), a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco. Pursuant to the terms of various shared services agreements, the Anglo American group of companies will continue to provide certain services to Bokoni Mines at a cost that is no greater than the costs charged to any other Anglo American group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services. RPM also provides debt funding to the Group and purchases all of the Group’s PGM concentrate.

Atlatsa Holdings (Proprietary) Limited (“Atlatsa Holdings”)	Atlatsa Holdings is the Company’s controlling shareholder.

Key management	All directors directly involved in the Anooraq Group and certain members of top management at Bokoni and Plateau.

Related party balances

		2011	2010
RPM	Loans and Borrowings (refer note 18)	(742,772,344)	(624,117,556)

	Trade and other payables	(5,384,861)	(2,490,280)

	Trade and other receivables	24,230,043	33,335,405

	Convertible preference shares (refer note 17)

Atlatsa Holdings	Convertible preference shares (refer note 17)

Related party transactions
RPM	Revenue (refer note 23)	(144,406,715)	(148,286,833)

	Finance expense (before interest capitalised)	84,762,114	62,751,587

	Administration expenses	1,272,406	3,556,086

	Cost of sales	40,967,150	19,621,801

	Costs capitalised to capital work-in-progress	7,852,805	7,576,824

Also refer to note 38 for a proposed transaction with Anglo American Platinum Limited, RPM’s holding company.

Key Management Compensation

Remuneration for executive directors and key management

- Salaries	3,998,042	4,283,048

- Short-term benefits	1,094,315	725,269

- Restructuring	76,334	-

- Share options	994,729	1,929,869

- Cash settled share-based payments	(437,152)	947,176

Remuneration for non-executives	304,454	609,130

	6,030,722	8,494,492

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

37.	COMMITMENTS

	2011	2010

Contracted for	32,761,664	8,116,976
Not yet contracted for	38,474,167	54,554,966
Authorised capital expenditure	71,235,831	62,671,942

The committed expenditures relate to property, plant and equipment and will be funded through cash generated from operations and available loan facilities.

38.	EVENTS AFTER THE REPORTING DATE

On 2 February 2012, Anooraq announced a transaction to facilitate it’s refinancing and restructuring plan in conjunction with Anglo American Platinum Limited (“Amplats”).

The key features of the transaction include inter alia:

—

Amplats will, through a series of related transactions, acquire the whole of the Boikgantsho project and the Eastern section of the Ga-Phasha project. On implementation of these transactions, the effective net consideration of ZAR1.7 billion ($214 million) received by Anooraq will be applied to reduce its approximately ZAR5.9 billion ($742.8 million) debt owing to Amplats.

—

The parties will enter into an interest standstill agreement with respect to existing debt owing to Amplats effective 1 July 2011 through to 30 April 2012. This translates into an interest saving of approximately ZAR572 million ($72 million) for Anooraq over the standstill period.

—

The net effect of the asset disposal and application of the proceeds thereof against existing debt, together with the interest standstill agreement described above and the recapitalization of Bokoni Holdco is that Anooraq’s existing attributable debt owing to Amplats will reduce by 83% from approximately ZAR5.9 billion ($742.8 million) to approximately ZAR1 billion ($125.9 million).

—

The historical debt balance owing by Anooraq to Amplats following the asset disposal and interest standstill agreement and the recapitalization of Bokoni Holdco (approximately ZAR1 billion ($125.9 million)) will be consolidated under one new debt facility (the “Consolidated Debt Facility”).

—

Amplats will provide further debt funding to Anooraq under the Consolidated Debt Facility for an amount of up to ZAR2.6 billion ($327.3 million), with a maximum total facility limit of ZAR3.6 billion ($453.2 million). Anooraq will utilise this extended facility to fund the Brakfontein and MPH Delta 80 UG2 expansion projects, including the construction of a new UG2 concentrator plant at Bokoni Platinum Mine.

—

The Consolidated Debt Facility will be available to Anooraq for nine years terminating on 31 December 2020 and will attract a variable interest rate. The variable interest rate will be determined by adding a fixed margin to 3-month JIBAR. The Consolidated Debt Facility will attract a reduced interest rate during the initial term (comprising the capital intensive phase of the growth operations at Bokoni Platinum Mine through to 2016) and escalating at an increased rate depending on the amount owing by Anooraq under the Consolidated Debt Facility over the funding period.

—

The weighted average interest rate under the Consolidated Debt Facility will escalate from 0.5% to approximately 15% up to 2020, thereby substantially reducing Anooraq’s current cost of debt (approximately 16%).

—

There will be no fixed repayment term for the Consolidated Debt Facility during the peak funding years while the Brakfontein and MPH Delta 80 UG2 expansion projects are still in their ramp-up phase through to 2016. Anooraq will be required to fully repay the Consolidated Debt Facility to Amplats by 31 December 2020. There will be no penalty for early repayment. Anooraq will be required to reduce the Consolidated Debt Facility owing to Amplats to an outstanding balance (including capitalised interest) of ZAR1 billion ($125.9 million) as at 31 December 2018, and ZAR0.5 billion ($63 million) as at 31 December 2019.

—

Anooraq will be obliged to utilise 90% of its attributable share of free cash flows generated from Bokoni Platinum Mine operations to service the Consolidated Debt Facility and 10% of such free cash flow will be available to Anooraq.

—	Anooraq will not be required to effect any mandatory refinancing of the Consolidated Debt Facility during the debt term through to 2020.

—	Bokoni Platinum Mine will extend its existing concentrate purchase agreement with Amplats on the same terms and conditions for a period of eight years, terminating on 31 December 2020.

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

—	Anooraq will retain its existing option to acquire an ownership interest in Amplats’ Polokwane smelter complex on terms agreed between the parties.

—

Amplats will provide Anooraq with a working capital facility at JIBAR plus 4% per annum of up to ZAR90 million ($11.3 million) (including capitalised interest) to fund its general and administrative expenses. This will ensure that Anooraq has sufficient working capital to cover its corporate overheads through to 2015. The working capital facility is fully repayable by 31 December 2018.

—

Amplats will continue to hold the B preference shares issued at the time of the original transaction (representing a 26% interest in Anooraq) until 31 December 2018. Atlatsa Holdings (Proprietary) Limited, being the 51% Black Economic Empowerment majority shareholder in Anooraq, will also extend its shareholding in Anooraq through to 31 December 2018.

—	Anooraq will not issue any new equity in terms of the proposed transaction and its fully diluted shares in issue will remain at 445 million shares in issue.

The implementation of the transaction will be subject, inter alia, to the fulfillment of the following conditions precedent:

—	conclusion of the requisite definitive agreements;

—	approval of the definitive agreements by the Amplats Board and Anooraq special committee of independent directors and board of directors;

—	approval of the transaction by the relevant regulatory authorities including the TSX Venture Exchange, Johannesburg Stock Exchange, NYSE Amex and the South African Department of Mineral Resources; and

—	approval by Anooraq shareholders, where required, in a general meeting.

There were no other significant events after the reporting date

39.   EMPLOYEE COSTS

Employee costs included in loss for the year are as follows:

	2011	2010	2009

Salaries and wages and other benefits	90,109,090	82,309,144	39,994,754
Retirement benefit costs	442,633	372,975	296,442
Medical aid contributions	17,853	14,088	7,434
Employment termination costs	44,323	56,486	1,793,791
Share-based compensation – equity-settled	1,991,277	2,333,450	2,185,812
Share-based compensation – cash-settled	(437,152)	947,176	145,199
Bonus settled via shares	-	-	895,625
	92,168,024	86,033,319	45,319,057

ANOORAQ RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2011, 2010 and 2009

(Expressed in Canadian Dollars, unless otherwise stated)

40.	GROUP ENTITIES

The following are the shareholdings of the Company in the various group entities:

Company	Country of Incorporation

		2011	2010

N1C Resources Incorporation	Cayman Islands	100%	100%

Anooraq Minera Mexicana ^	Mexico	-	100%

N2C Resources Incorporation *	Cayman Islands	100%	100%

Plateau Resources (Proprietary) Limited *	South Africa	100%	100%

Bokoni Holdings (Proprietary) Limited *	South Africa	51%	51%

Bokoni Mine (Proprietary) Limited *	South Africa	51%	51%

Boikgantsho (Proprietary) Limited *	South Africa	51%	51%

Kwanda (Proprietary) Limited *	South Africa	51%	51%

Ga-Phasha (Proprietary) Limited *	South Africa	51%	51%

Lebowa Platinum Mine Limited * #	South Africa	51%	51%

Middlepunt Hill Management Services (Proprietary) Limited * #	South Africa	51%	51%

^- Entity has been liquidated

*- Indirectly held

#- These entities are dormant

ITEM 19 EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.	Articles of the Company. (1)

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. (2)

4.02	Share Exchange Agreement between Pelawan and Anooraq dated January 21, 2004. (2)

4.03	Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004. (3)

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006. (4)

4.05	The Settlement Agreement between Pelawan, Anooraq and the Pelawan Trust made as of December 28, 2006. (4)

4.06	Amending Agreement between Pelawan, Anooraq and the Pelawan Trust, dated as of December 20, 2007. (6)

4.07	Sale of Concentrate Agreement between RPM and Bokoni, dated December 21, 2007. (6)

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009. (6)

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009. (6)

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine (Proprietary) Limited, dated March 28, 2008, as amended on May 13, 2009. (6)

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine (Proprietary) Limited (formerly Richtrau No. 207 (Proprietary) Limited), dated March 28, 2008, as amended on May 13, 2009. (6)

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 (Pty) Ltd dated March 28, 2008. (6)

4.14	Umbrella Services Agreement amongst Anglo Platinum, Anooraq and Holdco, dated March 28, 2008. (6)

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008. (6)

4.16	Anooraq Shareholders Agreement among Anooraq Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009. (6)

4.17	Exchange Agreement among Anooraq, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009. (6)

4.18	Global Intercreditor Agreement between Anooraq, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, Rustenburg Platinum Mines Limited, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated June 12, 2009. (6)

4.19	Senior Term Loan Facilities Agreement dated June 12, 2009 between Plateau, Standard Chartered Bank and Micawber 634 (Pty) Limited. (6)

4.20	Standby Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.21	RPM Funding Loan Agreement between Rustenburg Platinum Mines Limited and Holdco dated June 12, 2009. (6)

4.22	RPM Plateau A Preference Share Subscription Agreement between Plateau, N2C Resources Inc. and Rustenburg Platinum Mines dated June 12, 2009. (6)

4.23	Plateau Funding Loan Agreement between Plateau and Holdco dated June 12, 2009. (6)

4.24	Operating Cash Flow Shortfall Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.25	Opco Funding Loan Agreement between Holdco and Richtrau No. 177 (Pty) Limited dated June 12, 2009. (6)

4.26	Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Anooraq, Plateau and Rustenburg Platinum Mines Limited dated June 26, 2009. (6)

4.27	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Anooraq dated June 12, 2009. (6)

8.1	List of Subsidiaries.

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

15.2	Consent of Heather L. King, M.Sc., G.D.Eng, Pr.Sci. Nat*

15.3	Consent of Daniel van Heerden, B.Eng, M.Comm., Pr.Eng., FSAIMM*

15.4	Consent of N. Johan Odendaal, B.Sc., B.Sc.Hons., M.Sc., Pr.Sci.Nat., FSAIMM, MGSSA, MAusImm*

15.5	Consent of Dario Clemente, NHD, GCC, MMMMA, FSAIMM*

15.6	Consent of Andre Deiss, B.Sc., Pr.Sci.Nat., MSAIMM*

15.7	Consent of Bill Northrop, PhD, B.Com., Pr.Sci.Nat., MSAIMM, MGSSA*

15.8	Consent of Garth Mitchell, B.Sc., B.Com., Pr.Sci.Nat., MSAIMM, MGSSA*

15.9	Consent of Dexter S. Ferreira, B.Sc., B.Eng., Pri.Sci.Nat.*

15.10	Consent of Avinash Bisnath, PhD, MGSSA, Pr.Sci.Nat.*

15.11	Consent of Bavananthan Reddy, Pri.Sci.Nat.*

Notes:

*	File herewith
(1)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2000.
(2)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003.
(3)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2004.
(4)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2006.
(5)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2007.
(6)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2008.
(7)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2009

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANOORAQ RESOURCES CORPORATION

DATED: March 30, 2012	By:	/s/ De Wet Schutte
De Wet Schutte
Chief Financial Officer

INDEX TO EXHIBITS

1.	Articles of the Company. (1)

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. (2)

4.02	Share Exchange Agreement between Pelawan and Anooraq dated January 21, 2004. (2)

4.03	Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of September 19, 2004. (3)

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006. (4)

4.05	The Settlement Agreement between Pelawan, Anooraq and the Pelawan Trust made as of December 28, 2006. (4)

4.06	Amending Agreement between Pelawan, Anooraq and the Pelawan Trust, dated as of December 20, 2007. (6)

4.07	Sale of Concentrate Agreement between RPM and Bokoni, dated December 21, 2007. (6)

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009. (6)

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009. (6)

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine (Proprietary) Limited, dated March 28, 2008, as amended on May 13, 2009. (6)

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine (Proprietary) Limited (formerly Richtrau No. 207 (Proprietary) Limited), dated March 28, 2008, as amended on May 13, 2009. (6)

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 (Pty) Ltd dated March 28, 2008. (6)

4.14	Umbrella Services Agreement amongst Anglo Platinum, Anooraq and Holdco, dated March 28, 2008. (6)

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008. (6)

4.16	Anooraq Shareholders Agreement among Anooraq Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009. (6)

4.17	Exchange Agreement among Anooraq, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009. (6)

4.18	Global Intercreditor Agreement between Anooraq, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, Rustenburg Platinum Mines Limited, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated June 12, 2009. (6)

4.19	Senior Term Loan Facilities Agreement dated June 12, 2009 between Plateau, Standard Chartered Bank and Micawber 634 (Pty) Limited. (6)

4.20	Standby Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.21	RPM Funding Loan Agreement between Rustenburg Platinum Mines Limited and Holdco dated June 12, 2009. (6)

4.22	RPM Plateau A Preference Share Subscription Agreement between Plateau, N2C Resources Inc. and Rustenburg Platinum Mines dated June 12, 2009. (6)

4.23	Plateau Funding Loan Agreement between Plateau and Holdco dated June 12, 2009. (6)

4.24	Operating Cash Flow Shortfall Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.25	Opco Funding Loan Agreement between Holdco and Richtrau No. 177 (Pty) Limited dated June 12, 2009. (6)

4.26	Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Anooraq, Plateau and Rustenburg Platinum Mines Limited dated June 26, 2009. (6)

4.27	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Anooraq dated June 12, 2009. (6)

8.1	List of Subsidiaries.

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

15.2	Consent of Heather L. King, M.Sc., G.D.Eng, Pr.Sci. Nat*

15.3	Consent of Daniel van Heerden, B.Eng, M.Comm., Pr.Eng., FSAIMM*

15.4	Consent of N. Johan Odendaal, B.Sc., B.Sc.Hons., M.Sc., Pr.Sci.Nat., FSAIMM, MGSSA, MAusImm*

15.5	Consent of Dario Clemente, NHD, GCC, MMMMA, FSAIMM*

15.6	Consent of Andre Deiss, B.Sc., Pr.Sci.Nat., MSAIMM*

15.7	Consent of Bill Northrop, PhD, B.Com., Pr.Sci.Nat., MSAIMM, MGSSA*

15.8	Consent of Garth Mitchell, B.Sc., B.Com., Pr.Sci.Nat., MSAIMM, MGSSA*

15.9	Consent of Dexter S. Ferreira, B.Sc., B.Eng., Pri.Sci.Nat.*

15.10	Consent of Avinash Bisnath, PhD, MGSSA, Pr.Sci.Nat.*

15.11	Consent of Bavananthan Reddy, Pri.Sci.Nat.*

Notes:

*	File herewith
(1)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2000.
(2)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended October 31, 2003.
(3)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2004.
(4)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2006.
(5)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2007.
(6)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2008.
(7)	Incorporated by reference to Anooraq’s Annual Report on Form 20-F for the year ended December 31, 2009