Form 20-F
period 2012-12-31
ATLATSA RESOURCES CORP
filed 2013-03-28
CIK 1028277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-31930

ATLATSA RESOURCES CORPORATION

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

Number of outstanding shares of Registrant’s only class of common stock as of December 31, 2012:

201,888,472 common shares without par value

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow:    Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

GENERAL MATTERS

In this Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (“Annual Report”), all references to the “Company” or to “Atlatsa” refer to Atlatsa Resources Corporation and its subsidiaries, unless the context clearly requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of terms. See “Glossary of Terms”.

Atlatsa uses the Canadian dollar as its reporting currency. All references in this document to “CAD”, “dollars” or “$” are to Canadian dollars, unless otherwise indicated. On February 28, 2013 the noon exchange rate for Canadian dollars as reported by the Bank of Canada was CAD 1.00 = USD 0.972. On February 28, 2013 the noon exchange rate for South African Rand as reported by the Bank of Canada was ZAR8.97 = USD 1.00. See also Item 3 - “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of March 28, 2013 and all information included in this document should only be considered correct as of such date.

This Annual Report is dated March 28, 2013.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this Annual Report, other than statements of historical facts, that address the proposed Bokoni Group (as defined below) restructuring and refinancing transaction, potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects, are forward-looking statements. These statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, “projects”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	Bokoni Mine is expected to achieve production levels similar to previous years.

•	The Company expects to be able to continue its financing strategy on favorable terms.

•	The Company expects the Bokoni Group restructuring and refinancing transaction to be implemented on favourable terms.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the proposed Restructure Plan will be completed on favourable terms and in a timely manner; the Bokoni Mine (as defined below) will increase production levels from the previous years; the Ga-Phasha, Project (as defined below; also described below under ITEM 4 “Restructure Plan” and 4.D. Property, Plants and Equipment); the Boikgantsho Project (as defined below; also described below under ITEM 4 “Restructure Plan” and 4.D. Property, Plants and Equipment); the Kwanda Project (as defined below; also described below under 4.D. Property, Plants and Equipment and Platreef project exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labor slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the failure to implement the proposed Bokoni Group restructuring and refinancing transaction on favorable terms, or at all, labor disputes, fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labor force availability and turnover, and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in this Annual Report.

Atlatsa advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements in this Annual Report. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with, or furnishes to, the United States Securities and Exchange Commission (the “SEC”) and the applicable Canadian securities regulators.

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

GLOSSARY OF TERMS

Certain terms used in this Annual Report are defined as follows:

A Preference Shares	Cumulative redeemable preference shares in the authorized capital of Plateau.

Affiliate	As ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein.

Anglo Platinum	Anglo American Platinum Limited, a public company incorporated under the laws of South Africa and whose common shares are listed on the JSE, and includes its subsidiaries where the context requires.

Asset Sale	The proposed sale of Atlatsa’s interest in the Asset Sale Properties to RPM pursuant to the Boikgantsho Asset Sale Agreement and the Ga-Phasha Asset Sale Agreement.

Asset Sale Agreements	Collectively the Ga-Phasha Asset Sale Agreement and the Boikgantsho Asset Sale Agreement

Asset Sale Properties	The properties that are to be transferred under the Asset Sale Agreements

Atlatsa or the Company

Atlatsa Resources Corporation (previously Anooraq Resources Corporation), a corporation incorporated under the laws of the Province of British Columbia and listed on the TSX-V, the JSE and the NYSE MKT, and includes its subsidiaries where the context requires.

Atlatsa Shareholders Agreement

The shareholders agreement between Pelawan, Atlatsa, the Pelawan Trust and Plateau, dated as of June 12, 2009, which has replaced the Pelawan Reverse Take-Over Share Exchange Agreement between Pelawan and Atlatsa made as of January 21, 2004 and as amended from time to time, the Pelawan Reverse Take-Over Shareholders Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of September 19, 2004 and the settlement agreement between the Company and Pelawan, dated as of December 28, 2006, as of July 1, 2009, the effective date of the Bokoni Transaction.

Atlatsa Holdings	Atlatsa Holdings (Proprietary) Limited, a private company incorporated under the laws of South Africa. Formerly known as Pelawan.

B1 Preference Shares	Cumulative convertible preference shares in the authorized capital of Pelawan SPV.

B2 Preference Shares	Cumulative convertible redeemable preference shares in the capital of Plateau.

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

Beneficial Shareholder	A Shareholder who beneficially owns and holds Common Shares through a broker (or some other intermediary) and who does not hold Common Shares in his, her or its own name.

Board of Directors or Board	The board of directors of Atlatsa.

Boikgantsho Asset Sale Agreement	The sale of assets agreement to be entered into in 2013 between RPM and Boikgantsho pursuant to which RPM will purchase and Boikgantsho will sell the Boikgantsho Project assets.

Boikgantsho Project	The Boikgantsho PGM project, located on the Northern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the northern portion of the Overysel farm.

Boikgantsho	Boikgantsho Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa which holds the mineral title in respect of the Boikgantsho Project.

Bokoni Mine

Bokoni Platinum Mines (Proprietary) Limited, a private company incorporated under the laws of South Africa, formerly named Richtrau No. 177 (Proprietary) Limited and which is a wholly owned subsidiary of Holdco. A PGM mine, located on the Eastern Limb of the Bushveld Complex in South Africa on the Diamond, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad and Zeekoegat farms, formerly named the Lebowa Platinum Mine.

Bokoni Transaction

The transaction pursuant to which the Company acquired an effective 51% interest in Bokoni Mine and an additional 1% interest in the Ga-Phasha Project, Boikgantsho Project and Kwanda Project pursuant to the acquisition by Plateau of 51% of the shares in, and claims on shareholders loan account against, Holdco (which, following implementation of the transaction, owns 100% of Bokoni Mine, and 100% of Ga-Phasha, Boikgantsho and Kwanda, for an aggregate cash consideration of $327 million (ZAR2.6 billion). The transaction was also previously known as the “Lebowa Transaction”.

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

Bokoni Group	Holdco and all of its subsidiaries.

Common Shares	Common shares without par value in the capital of the Company.

Debt Conversion	The issuance by Atlatsa to Anglo Platinum of 125,000 Common Shares to settle ZAR 750 million ($87.4 million) of the outstanding debt owed by Atlatsa to Anglo Platinum under the New Debt Facility.

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

Debt Refinancing Transactions	As set forth under “Restructuring Transactions”.

Disinterested Shareholders

In respect of any resolution, all Shareholders except those Shareholders that have an interest in that resolution and in the case of the resolutions to approve the Asset Sale and the Debt Refinancing Transactions.

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

Ga-Phasha Asset Sale Agreement

The sale of a portion of a mining right agreement to be entered into in 2013 between RPM and Ga-Phasha pursuant to which RPM will purchase and Ga-Phasha will sell the Eastern section of the Ga-Phasha Project, comprised of Paschaskraal and De Kamp farms.

Ga-Phasha Mining Right	The converted mining right granted to Ga-Phasha over the area comprising the farms Avoca, De Kamp, Klipfontein and Paschaskraal

Ga-Phasha Sale Assets	The portion of the Ga-Phasha Mining Right relating to the Eastern section of the Ga-Phasha Project, comprising the Paschaskraal and De Kamp farms.

HDP

A “historically disadvantaged person” as contemplated in the Mineral Development Act, being a person who was discriminated against under the Apartheid system, and includes certain trusts and companies in which such persons have interests, as contemplated in the Holdco Shareholders Agreement.

HDSI	Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada.

Holdco	Bokoni Holdings (Proprietary) Limited, a private company incorporated under the laws of South Africa, formerly named Richtrau No. 179 (Proprietary) Limited.

Holdco Shareholders Agreement	The Shareholders’ Agreement entered into between Plateau, RPM and Holdco, dated March 28, 2008, as amended on May 6, 2009, to govern the relationship between Plateau and RPM as shareholders of Holdco.

IASB	International Accounting Standards Board.

Implementation Agreement

The implementation agreement entered into between Atlatsa, NIC Resources, Inc. N2C Resources Inc., RPM, Plateau, Bokoni Holdco and Bokoni Mine relating to the implementation of the closing of the Restructuring Transactions, including all condition precedents thereto.

Interim Implementation Agreement	The amendment and interim implementation agreement entered into between Atlatsa, N2C Resources Inc., RPM, Plateau, Bokoni Holdco and Bokoni Mine relating to Phase One of the Restructure Plan.

Intermediaries	Brokers, investment firms, cleaning houses and similar entities that own and hold Common Shares on behalf of Beneficial Shareholders.

JIBAR	Johannesburg Interbank Agreed Rate.

JSE	JSE Limited, a company incorporated in accordance with the laws of South Africa, licensed as an exchange under the South African Securities Services Act, 2004.

Ktp	Kilo tonnes per month.

Kwanda Project	The Kwanda PGM Project, located on the Northern Limb of the Bushveld Complex in South Africa, on 12 farms.

Kwanda	Kwanda Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa which, as of July 1, 2009, is a wholly owned subsidiary of Holdco and owns the Kwanda Project.

Lebowa	Lebowa Platinum Mines (Proprietary) Limited, a private company incorporated under the laws of South Africa.

Minxcon	Minxcon (Pty) Limited, a private company incorporated under the laws of South Africa.

MPH	Middlepunt Hill

Mineral Development Act	The Mineral and Petroleum Resources Development Act, 2002 (South Africa).

Mining Charter	The Broad Based Socio-Economic Empowerment Charter for the South African mining industry, signed by the DMR, the South African Chamber of Mines and others on October 11, 2002.

N1C	N1C Resources Inc., a wholy owned subsidiary of Atlatsa incorporated on December 2, 1999 under the laws of the Cayman Islands.

N2C	N2C Resources Inc., a wholly owned indirect subsidiary of Atlatsa incorporated on December 2, 1999 under the laws of the Cayman Islands.

New Debt Facility

The new senior term loan and revolving facility agreement to be signed between, among others, Atlatsa, Plateau and RPM, pursuant to which RPM will make available to Plateau a senior term loan and revolving facility in a total amount of up to ZAR1.55 billion ($181.7 million).

NYSE Amex	NYSE Amex Equities, formerly the American Stock Exchange.

OCSF	Operating Cash Flow Shortfall Facility.

Pelawan	Pelawan Investments (Proprietary) Limited, a private company incorporated under the laws of South Africa.

Pelawan Lock-Up Amendments

The amendment agreement entered into between Atlatsa, Plateau and Atlatsa Holdings pursuant to which Atlatsa Holdings has agreed, subject to the completion of the Restructuring Transactions, to an extension of its lock-up undertakings contained in the Pelawan Shareholders Agreement.

Pelawan Shareholders Agreement	The shareholders agreement between Atlatsa, Plateau, the Pelawan Trust and Atlatsa Holdings dated June 12, 2009.

Pelawan SPV	The Pelawan Finance SPV Proprietary Limited, a special purpose vehicle established by, and wholly-owned subsidiary of, Atlatsa Holdings.

Pelawan Trust	The independent South African trust established in accordance with a trust deed dated September 2, 2004, the trustees of which are Andre Visser, Tumelo Motsisi and Asna Chris Harold Motaung.

PGM	Platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium.

Plateau	Plateau Resources (Proprietary) Limited, a private company incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Atlatsa.

Platreef Properties	The Platreef PGM properties located on the Northern Limb of the Bushveld Complex in South Africa, which includes the Kwanda, Boikgantsho and Rietfontein projects.

Registered Shareholder	A Shareholder whose name appears on Atlatsa’s central security register as a registered holder of Common Shares as of the Record Date.

Related Party Transactions	The Asset Sale and the Debt Refinancing Transactions.

Restructuring Transactions	The Asset Sale and the Debt Refinancing Transactions.

Royalty Act	The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, in relation to royalties to be levied by the South African state in respect of the transfer of mineral or petroleum resources.

RPM	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum.

SEDAR	System for Electronic Document Analysis and Retrieval.

Senior Debt Facility

The existing senior term loan facility provided by RPM to Plateau in connection with the Bokoni Transaction in the principal amount of $58.6 million (ZAR500 million) and amended on September 28, 2012 to increase the total amount available to facilitate the repayment of amounts owed to Anglo Platinum under the OCSF and A Preference Share Facility at this date with the effect that all outstanding debt was consolidated into one single facility.

South Africa	The Republic of South Africa.

tpm	tonnes per month

TSX-V	TSX Venture Exchange.

Transition date	The Company’s transition date for converting to IFRS, which was January 1, 2008.

ZAR	South African Rand, the currency of South Africa.

Geological/Exploration Terms

4E grade	The 4E grade is the sum of the grade of Pt, Pd, Rh and Au.

Chromitite	An igneous rock composed mostly of the mineral chromite and found in ultramafic to mafic layered intrusions.

Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth’s crust.

Feldspathic	Containing feldspar as a principal ingredient.

Gabbro	Course grained mafic igneous rock.

Lithology	Rock composition and structure.

Mafic	Composed of dark ferromagnesian minerals.

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

The selected consolidated financial data set forth below for the years ended as at December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 have been derived from the Company’s audited consolidated financial statements included in Item 18 of this Annual Report.

Selected consolidated financial data as at December 31, 2011, 2010 and 2009 and for each of the years ended December 31, 2011, 2010 and 2009 have been derived from the Company’s previously filed audited consolidated financial statements not included in this document.

The selected consolidated financial data as at December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements included in Item 18.

The audited consolidated financial statements from which the following financial data have been derived were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB.

	Year ended
	December 31, 2012	December 31, 2011
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated statement of comprehensive loss information:
Revenue	117,557	144,407
Operating loss	(2,548)	(89,233)
Net loss	(95,567)	(147,865)
Loss attributable to owners of Atlatsa	(18,718)	(81,929)

Statement of financial position data:
Total assets	814,065	893,009
Total equity	205,257	(28,085)
Share capital	71,967	71,967

Per share information (CAD cents)
Basic loss per share	4 cents	19 cents
Diluted loss per share	4 cents	19 cents

Weighted average shares in issue (number):
Average shares outstanding – basic	424,791,411	424,783,603
Average shares outstanding – diluted	424,791,411	424,783,603

No dividends have been declared for any of the periods above.

	Year ended
	December 31, 2010	December 31, 2009	December 31, 2008
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated statement of comprehensive loss information:
Revenue	148,287	62,628	—
Operating loss	(44,541)	(39,383)	(12,066)
Net loss	(93,659)	(51,781)	(13,840)
Loss attributable to owners of Atlatsa	(51,721)	(35,532)	(13,970)

Statement of financial position data:
Total assets	1,092,106	1,014,215	12,899
Total equity	121,366	209,508	(3,603)
Share capital	71,853	71,713	54,948

Per share information (CAD cents)
Basic loss per share	12 cents	12 cents	8 cents
Diluted loss per share	12 cents	12 cents	8 cents

Weighted average shares in issue (number):
Average shares outstanding – basic	424,665,314	305,971,455	185,775,361
Average shares outstanding – diluted	424,665,314	305,971,455	185,775,361

No dividends have been declared for any of the periods above.

Exchange rate information

The following table sets forth, for the U.S. dollars, expressed in Canadian dollars, (i) the average of the exchange rates in effect during each period, and (ii) the high and low exchange rates during each period.

The U.S. dollar expressed in Canadian dollars for the year ended December 31, or the respective month (1)(2)(3)	Average	High	Low

2008	1.06	1.29	0.98
2009	1.15	1.31	1.03
2010	1.03	1.08	0.99
2011	0.99	1.06	0.94
2012	1.00	1.04	0.97
September 2012	0.98	0.99	0.97
October 2012	0.99	1.00	0.98
November 2012	1.00	1.00	0.99
December 2012	0.99	1.00	0.98
January 2013	0.99	1.01	0.98
February 2013	1.01	1.03	1.00

(1)

The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)	Based on noon buying rates as published by the Bank of Canada.
(3)	The average rates for 2013 have been calculated with information up to February 28, 2013.

The following table sets forth, for ZAR, expressed in Canadian dollar, (i) the average of the exchange rates in effect during each period, and (ii) high and low exchange rates during each period.

ZAR expressed in Canadian dollars for the year ended December 31, or the respective month (1)(2)	Average	High	Low

2008	0.123	0.151	0.110
2009	0.136	0.150	0.120
2010	0.141	0.151	0.133
2011	0.137	0.149	0.123
2012	0.122	0.132	0.111
September 2012	0.119	0.120	0.117
October 2012	0.114	0.118	0.111
November 2012	0.113	0.115	0.111
December 2012	0.115	0.117	0.112
January 2013	0.113	0.116	0.110
February 2012	0.114	0.116	0.112

The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(1)	Based on noon buying rates as published by the Bank of Canada.
(2)	The average rates for 2013 have been calculated with information up to February 28, 2013.

ZAR expressed in U.S. dollars for the year ended December 31, or the respective month (1)(2)	Average	High	Low

2008	0.122	0.148	0.089
2009	0.156	0.138	0.094
2010	0.137	0.152	0.125
2011	0.138	0.152	0.117
2012	0.122	0.134	0.111
September 2012	0.121	0.123	0.119
October 2012	0.116	0.120	0.114
November 2012	0.114	0.116	0.111
December 2012	0.116	0.118	0.113
January 2013	0.114	0.118	0.110
February 2013	0.113	0.114	0.111

The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(1)	Based on noon buying rates as published by the Bank of Canada.
(2)	The average rates for 2012 have been calculated with information up to February 28, 2013.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Investment in mining companies such as Atlatsa is highly speculative and subject to numerous and substantial risks.

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

Industry Risks

Bokoni Mine’s operations and profits have been and may be adversely affected by union activity and new and existing labor laws

There has been an increase in union activity in South Africa and, in recent years, there have been new labor laws introduced or amendments to existing labor laws that impose additional obligations or grant additional rights to workers, thereby increasing compliance and other costs. In fiscal 2012, labor unrest had a material adverse impact on Bokoni Mine’s operations, production and financial performance. The occurrence of any such events in the future could have further negative impacts upon financial performance and condition.

Greater union activity, including the entry of rival unions, has resulted in more frequent industrial disputes, including violent protests and clashes with police authorities, and has impacted labor negotiations. In the second half of fiscal 2012, there was heightened labor unrest in the South African Mining industry. A number of unions in various industries have threathened to or have recently gone on strike, causing work stoppages and production losses. As a result, on September 27, 2012, South Africa’s soverign debt credit rating, along with the credit ratings of a number of the country’s leading mining companies was downgraded.

In the event that Bokoni Mines experiences strikes or work stoppages, delays, sabotage, go-slow actions, lower productivity levels than envisaged or any other industrial relations related interruptions or increased employment related costs due to union or employee activity, these may have a material adverse effect on it business, production levels, production targets, results of operations, financial condition and reputation and future prospects. In addition lower levels of mining activity can have a longer term impact on production levels and operating costs, particularly since mining conditions can deteriorate during extended periods without production.

See “Illegal Strike Action at Bokoni Mine”.

Cost of compliance with, or changes in, current and future governmental regulations may have a material adverse effect on the Company’s business, operating results, cash flows and financial condition

The exploration and mining activities of Atlatsa are subject to various South African national, provincial and local laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substance and other matters. Exploration activities and mining are also subject to various national, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of certain air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Atlatsa’s business, results of operation and financial condition.

Metal price volatility may render continued commercial production at the Bokoni Mine uneconomic

Atlatsa’s business is strongly affected by the world market price of PGM. PGM prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Atlatsa’s control. Industry factors that may affect PGM prices are as follows: the demand in the automotive sectors; industrial and jewellery demand; central bank lending, sales and purchases of PGM; speculative trading; and costs of and levels of global PGM production by producers of PGM. PGM prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of PGM is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.

In the future, if PGM market prices were to drop and the prices realized by Atlatsa on PGM sales were to decrease significantly and remain at such a level for any substantial period, Atlatsa’s profitability and cash flows would be negatively affected. Depending on the market price of PGM, Atlatsa may determine that it is not economically feasible to continue commercial production at the Bokoni Mine, which would have an adverse impact on Atlatsa’s financial performance and results of operations. In such a circumstance, Atlatsa may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.

Price volatility and the unavailability of other commodities may adversely affect the timing and cost of the Company’s projects

The profitability of Atlatsa’s business is affected by the market prices of commodities produced as products and by-products at Atlatsa’s mines, such as platinum, palladium, rhodium, gold, nickel and certain other base metals, as well as the cost and availability of commodities which are consumed or otherwise used in connection with Atlatsa’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, water, steel and concrete. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Atlatsa’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Atlatsa’s projects. If Atlatsa’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Atlatsa’s operations and projects were to increase, or their availability to decrease significantly and remain at such levels for a substantial period of time, Atlatsa may determine that it is not economically feasible to continue commercial production at some or all of Atlatsa’s operations or the development of some or all of Atlatsa’s current projects, which could have an adverse impact on Atlatsa.

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

A shortage of electricity and high electricity prices could adversely affect the Company’s ability to operate its business

The National Energy Regulator of South Africa (“NERSA”) revised Eskom’s (South African national power supplier) power tariff increase during February 2013. The effect of its revision is that power tariff increases in South Africa will be increased as follows:

2013 - 2018: 8%

The Bokoni Mine operations are currently mining at relatively shallow depths with no major refrigeration requirements expected for the next 30 years of mining. Power costs currently comprise approximately 4% (varying summer and winter tariffs) of total operating costs at the mine operations. The Bokoni Mine continues to focus efforts on power usage reduction initiatives as part of the efficiency improvement initiatives currently being implemented at the operations.

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

The above increases in prices and possible supply interruptions may have a material adverse effect on Atlatsa’s business, results of operations and financial condition.

Deterioration of economic conditions may adversely affect our business, operating results, cash flows and financial condition

The prices of PGM are volatile, and are affected by numerous economic factors beyond Atlatsa’s control. The level of interest rates, the rate of inflation, world supply of PGM and stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of PGM have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and may have a material adverse effect on Atlatsa’s business, results of operations and financial condition.

Changes to the regulatory environment have been proposed that would significantly affect the mining industry in South Africa

The mining industry in South Africa, where the Company’s projects are located, is subject to extensive government regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the mining industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which makes the outcome of the legislation uncertain and may cause delays in the regulatory process. A number of significant matters have not been finalized, including the legislation dealing with beneficiation. Mineral beneficiation has become one of the major drivers in advancing the empowerment of historically disadvantaged communities in South Africa. It also presents opportunities for development of new entrepreneurs in large and small mining industries. Atlatsa cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on its business.

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

In December 2012, proposed revisions were made to the Mineral Development Act and the Company is currently in the process of evaluating any potential impact on its business.

The South African government issues permits and licences for prospecting and mining rights to applicants using a “scorecard” approach. Applicants need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of Atlatsa and its operations and financial condition.

The risks associated with mining and processing pose operational and environmental risks that may not be covered by insurance and may increase costs

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and precious metal losses, most of which are beyond Atlatsa’s control. These risks and hazards could result in the following: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Atlatsa may incur significant costs or experience significant delays that could have a material adverse effect on Atlatsa’s financial performance, liquidity and results of operation.

No assurance can be given that the Company’s insurance will cover such risks and hazards, that the insurance will continue to be available, that it will be available at economically feasible premiums, or that Atlatsa will maintain such insurance. In addition, Atlatsa does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Atlatsa’s cash flow and overall profitability.

The Company’s property interests and operations are subject to political risks and uncertainties associated with investment in a foreign country

South Africa has recently undergone major constitutional changes to effect majority rule, and affecting mineral title. Accordingly, all laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes and royalties, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Atlatsa. Atlatsa’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates, and inflation.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect Atlatsa’s operations or likelihood of future profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. For instance, the South African government enacted the Royalty Act, which came into operation on March 1, 2010. The Royalty Act imposes a royalty payable to the South African government by businesses based upon financial profits made through the transfer of mineral resources. As the Bokoni Mine produces metal-in-concentrate, a royalty is payable to the South African government between 0.5% and 7% of gross sales of unrefined mineral resources. Although this royalty payable has been taken into consideration with regard to the Company’s current budgeting and other financial planning processes, any future change in the royalties payable could have a material adverse effect on our results of operations and financial condition.

The Company is subject to extensive environmental legislation and the costs of complying with these applicable laws and regulations may be significant

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect Atlatsa’s operations. Environmental hazards may exist on the properties in which Atlatsa holds interests which are unknown to Atlatsa at present and which have been caused by previous or existing owners or operators of the properties. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, Atlatsa’s operations and exploration activities are subject to South African national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

Fluctuations in foreign currency exchange rates in relation to the United States dollar may have an adverse effect on the Company’s operating results

Atlatsa conducts operations in currencies other than United States or Canadian dollars. Of particular significance is the fact that Atlatsa’s operations in South Africa are almost entirely paid for in ZAR, which has historically devalued against the United States dollar as well as the Canadian dollar.

The price of PGM is denominated in United States dollars and, accordingly, Atlatsa’s revenues, if any, are linked to the United States dollars. In order to earn or maintain property interests, certain of Atlatsa’s payments are to be made in ZAR. As a result, fluctuations in the United States dollar against the ZAR could have a material adverse effect on Atlatsa’s financial results, which are reported in Canadian dollars.

Atlatsa’s share price is volatile

The market price of a publicly traded stock, especially a resource company like Atlatsa, is affected by many variables not directly related to the mining and exploration success of Atlatsa, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares suggests Atlatsa’s share price will continue to be volatile.

There are uncertainties as to title matters in the mining industry. Any defects in such title could cause the Company to lose its rights in mineral properties and jeopardize its operations.

Title to mining properties is subject to potential claims by third parties claiming an interest in them. The mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company’s mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are held by Atlatsa.

The Company faces intense competition in the mining industry

The mineral exploration and mining business is competitive in all of its phases. Atlatsa competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Atlatsa, in the search for and the acquisition of attractive mineral properties and the recruitment and retention of skilled labor. Atlatsa’s ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Atlatsa will continue to be able to compete successfully with its competitors in acquiring such properties or prospects. Further, Atlatsa has encountered increased competition from other mining companies in its efforts to hire experienced mining professionals. Competition for skilled personnel at all levels is currently very intense, particularly in the mining processing and engineering disciplines. If Atlatsa is unable to recruit and retain qualified employees, this could result in interruptions or decreases in Atlatsa’s production or exploration activities that could have a material adverse effect on its results of operations, financial condition and cash flows.

Business Risks

Failure to repay long term borrowings and the level of indebtedness may adversely affect the Company as a going concern

As of February 28, 2013, Atlatsa had cash and cash equivalents of approximately $4.7 million and capital leases and loans and borrowings of approximately $591 million. There can be no assurance that Atlatsa will be successful in repaying all of its indebtedness. Atlatsa’s level of indebtedness could have important consequences for its operations, including:

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

Atlatsa expects to obtain the funds to pay its operational and capital expenditures in 2013 through its future cash flows from the Bokoni Mine operations as well as available facilities from the Consolidated Debt Facility which came into effect on September 28, 2012 as a part of Phase One of its Restructure Plan, see “Restructure Plan” under Item 4, as well as Section 1.13 “Financial Instruments and Risk Management - Debt Arrangements” and Section 1.2 under subheading “Restructure Plan” in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012 (filed on March 28, 2013).

The Company is dependent on the current facility in place provided by Anglo Platinum as well as stable production from the Bokoni Mine. The funds available from this facility are expected to meet the Group’s projected cash flow requirements until approximately May 2013.

These conditions give rise to a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern and, therefore that it may be unable to realize its assets and discharge its liabilities in the normal course of business. For details regarding the Company’s proposed Restructure Plan, which is intended to address the foregoing issues, see Item 4 “Restructure Plan” and Item 5 “Operating and Financial Review and Prospects”.

Atlatsa’s ability to meet its payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Atlatsa will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Atlatsa cannot be certain that its existing capital resources and future cash flows from operations will be sufficient to allow it to pay principal and interest on Atlatsa’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Atlatsa may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.

Atlatsa has no history of realising net earnings

Atlatsa has a long history of losses and there can be no assurance that Atlatsa will achieve or sustain profitability. Atlatsa has not paid any dividends on its shares since incorporation. Atlatsa anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Atlatsa does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is at the discretion of Atlatsa’s board of directors after taking into account many factors including Atlatsa’s operating results, financial conditions and anticipated cash needs.

Capital structure and ability to raise new equity

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until December 31, 2020, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the SARB and Anglo Platinum; post transaction. The ability of Atlatsa to access the bank public debt or equity capital markets on an efficient basis may be constrained by the dislocation in the credit markets, capital and/or liquidity constraints in the banking markets and equity conditions at the time of issuance.

The Company may not meet its production level and operating cost estimates and, if it does not, its results of operations may be adversely affected

Atlatsa prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Atlatsa’s future cash flows, profitability, results of operations and financial condition.

Atlatsa’s actual production and costs may vary from estimates for a variety of reasons, including the following: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, safety related stoppages, general inflationary pressures and currency exchange rates.

The loss of key personnel and workforce unavailability could harm the Company’s mining operations and projects

Atlatsa is dependent on a relatively small number of key employees (such as the Chief Executive Officer and the Chief Financial Officer), the loss of any of whom could have an adverse effect on Atlatsa. The Company also does not maintain any “key person” insurance.

HIV/AIDS is prevalent in Southern Africa. Employees or contractors of the Company may have or could contract this potentially deadly virus. There has been a steady emigration of skilled personnel from South Africa in recent years. Generally, the prevalence of HIV/AIDS could cause lost employee man hours and the emigration of skilled employees could adversely affect Atlatsa’s ability to retain its employees.

Atlatsa is dependent on a workforce which is heavily unionised with approximately 95% of the workforce belonging to three competing unions. This poses a risk in that union disputes may give rise to industrial action and work stoppages, including strikes, from time to time. Communication and negotiating forums have been established with all unions participating therein.

See “Illegal Strike Action at Bokoni Mine”

Delays or under delivery on projects may adversely affect the Company’s ability to sustain or increase the Company’s present level of production

Atlatsa’s ability to sustain or increase its present levels of PGM production is dependent on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including the following: the accuracy of reserve estimates; metallurgical recoveries with respect to PGM and by-products; capital and operating costs of such projects; the future prices of the relevant minerals; and the ability to secure appropriate financing for product development. Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Atlatsa to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project, and secure appropriate financing to fund these expenditures.

The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Atlatsa’s estimates, that metal prices may decrease significantly, or that Atlatsa could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed, either on its original timing, or at all. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Mineral reserves and resources are only estimates, and there can be no assurance that the estimated reserves and resources are accurate or that the Company will achieve indicated levels of PGM recovery

Atlatsa’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of PGM or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit United States mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However this Annual Report also contains resource estimates, which are required by NI 43-101. Mineral resource estimates that do not qualify as reserves are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Atlatsa’s mineral resources not already qualifying as reserves will be converted into reserves. See “Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources”, “Cautionary Note to Investors Concerning Estimates of Inferred Resources” and “Cautionary Note to U.S. Investors”. Market price fluctuations of PGM, as well as increased production and capital costs or reduced recovery rates, may render Atlatsa’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Atlatsa to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Atlatsa to reduce its mineral reserves and resources, which could have a negative impact on Atlatsa’s financial results. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Atlatsa to reduce its reserves. There is also no assurance that Atlatsa will achieve indicated levels of PGM recovery or obtain the prices assumed in determining such reserves.

There is no certainty that the Company’s future exploration and development activities will be commercially successful

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Atlatsa will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Atlatsa not receiving an adequate return on invested capital.

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

Failure to replace depleted reserves will result in declining production levels over the long term

The Bokoni Mine is Atlatsa’s only producing property. Atlatsa must seek to expand the operating areas of the Bokoni Mine and develop other properties to replace reserves depleted by production to maintain production levels over the long term. Reserves also can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Atlatsa’s exploration projects involve many risks and may be unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by expansion, discoveries or acquisitions. The mineral base of Atlatsa may decline if reserves are mined without adequate development and replacement, and Atlatsa may not be able to sustain production beyond the current life of mine, based on current production rates and development.

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

Risks relating to indebtedness relating to the Bokoni Transaction

Since the completion of the Bokoni Transaction, Atlatsa’s debt owing to Anglo Platinum increased from ZAR3.3 billion ($489 million) in July 2009 to ZAR4.9 billion ($575.1 million) as at December 31, 2012, including capitalized interest during that period. As a result, Atlatsa’s statement of financial position is highly leveraged, which management considers undesirable. In April 2011, Anglo Platinum agreed to assume the Debt Facility then held by SCB in order to facilitate Anglo Platinum providing the Debt Facility to Atlatsa on more favourable terms. The parties have agreed to the key terms of the Restructure Plan, of which Phase One was implemented on September 28, 2012. See Item 4 “Restructure Plan”. Under the proposed Restructure Plan the new restructured debt will only be repayable once the Company generates sufficient free cash flow, however there is no assurance the Restructure Plan will be completed in a timely manner, if at all.

The Group incurred a net loss for the year ended 31 December 2012 of $95.6 million (2011: $147.8 million) and as of that date its total assets exceeded its total liabilities by $205.3 million (2011: ($28.1 million)).

Anglo Platinum has currently extended financial support until 31 August 2013.

These conditions above give rise to a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern and, therefore that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Failure to complete the proposed Restructure Plan will have an adverse impact on Atlatsa’s statement of financial position and financial condition.

Risks relating to the Restructure Plan of the Company and the Bokoni Group

The Restructuring Transactions are subject to the risk that it may not be completed on the terms negotiated in a timely manner, or at all. The completion of the Restructuring Transactions are subject to a number of conditions precedent, certain of which are outside the control of the Company, including the approval of the TSX-V, NYSE MKT and the JSE and the approval of the Company’s shareholders by the requisite disinterested majority. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied in a timely manner, if at all.

Failure to complete the Restructuring Transactions would have a material adverse impact on the financial condition of the Company and may negatively impact the Company’s share price.

For more information on the Restructuring Transactions, see the discussion in Section 4A under the heading “Restructure Plan”.

Disputes or disagreements with third parties who jointly own many of the Company’s assets could adversely affect our business, operating results, cash flows and financial condition

Atlatsa holds the bulk of its assets through Plateau’s 51% ownership of Holdco, the remaining 49% being held by Anglo Platinum. Plateau’s interests in these projects are subject to the risks normally associated with the joint ownership of operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau’s profitability or the viability of its interests held through Holdco, which could have a material adverse impact on Atlatsa’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with Anglo Platinum on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of Atlatsa and Anglo Platinum to meet their obligations in respect of jointly owned properties; and (iii) litigation between Atlatsa and Anglo Platinum regarding jointly owned property. Future disputes and disagreements with business partners could adversely affect the business of Atlatsa and its operations and financial condition.

There may be adverse U.S. federal income tax consequences to U.S. shareholders if Atlatsa is or becomes a “passive foreign investment company” under the U.S. Internal Revenue Code.

If Atlatsa is classified as a passive foreign investment company (“PFIC”) for any taxable year during which a U.S. Holder holds common shares, certain adverse U.S. federal income tax rules could apply to that person. Atlatsa believes that it was not a PFIC in the 2012 taxable year, but has not made a determination as to its PFIC status for the 2013 taxable year or any future year. U.S. Holders should carefully read “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their independent tax advisors regarding the likelihood and consequences of Atlatsa being treated as a PFIC for U.S. federal income tax purposes.

The Company is dependent on third parties

Atlatsa’s sole revenue stream is currently derived from the sale of PGM metal-in-concentrate produced at the Bokoni Mine. All of this metal-in-concentrate is sold to RPM pursuant to a sale of concentrate agreement. Atlatsa relies on RPM as its sole revenue source, and its success in part depends on RPM performing its obligations under the sale of concentrate agreement. While not anticipated, there can be no assurance that RPM will be able to, or will, perform its obligations under the sale of concentrate agreement in the future.

ITEM 4	INFORMATION ON THE COMPANY

4.A.	History and development of the Company

1.	Name, Address and Incorporation; Trading Markets

Atlatsa Resources Corporation (formerly known as Anooraq Resources Corporation) was incorporated on April 19, 1983 under the laws of the Province of British Columbia, Canada. The Company was transitioned under the Business Corporations Act (British Columbia) on June 11, 2004, on which date the Company altered its Notice of Articles to change its authorized share structure from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

The Company’s registered office is Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, telephone (604) 643-7100, facsimile (604) 643-7900. The South African head office of the Company is located at 4th Floor – 82 Grayston Drive, Off Esterhysen Lane, Sandton, South Africa 2146, telephone: +27 11 883 0831, facsimile: +27 11 883 0836.

The Company’s common shares are listed for trading on the TSX-V (symbol ATL) and NYSE Amex (symbol ATL). In 2006, Atlatsa affected an inward listing on the Johannesburg Stock Exchange Limited and began trading on the Johannesburg Stock Exchange on December 19, 2006 under the trading symbol of ARQ (now ATL).

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

In the year ended December 31, 2010 (“Fiscal 2010”) and the year ended December 31, 2011 (“Fiscal 2011”), Atlatsa focused on implementing the foundation for its turnaround strategy at the Bokoni Mine operations. From an operational perspective, Fiscal 2010 and Fiscal 2011 was a challenge with many of the foundational initiatives associated with the turnaround having to be implemented. The key areas of focus within the operations were:

•	improving safety performance;

•	cash cost cutting initiatives;

•	improving productivity levels and efficiencies;

•	increasing development to create more mining flexibility to allow for production build up;

•	increasing concentrator plant milling capacity in line with expansion plans for Bokoni Mine; and

•	implementing key capital projects to maintain and grow production.

In Fiscal 2012 the Company appointed a new management team at Bokoni Mine, effective February, 2012.

The new management team, in conjunction with Atlatsa and Anglo Platinum initiated a detailed review of the technical assumptions and operational plan underlying the 2009 Bokoni Transaction and its associated financing structure. The review resulted in Atlatsa and Anglo Platinum agreeing to a new strategic approach and operating plan for the Bokoni Group, as well as a recapitalization and refinancing plan to facilitate its new growth plan to be implemented pursuant to the Restructuring Plan. A summary of the Restructuring Plan and its key benefits for Atlatsa are set out below:-

New Operating Plan

The review has determined to scale the Bokoni Mine as a 160,000 tpm operation in the near term, in line with its installed processing capacity. Accordingly, material capital expenditure associated with the proposed UG2 expansion plans at Bokoni Mine, estimated at ZAR2.3 billion (US$ 269.6 million) has been deferred, having regard to the near term outlook for PGM market fundamentals.

In an effort to reduce unit operating costs the review identified certain potential open cast project opportunities at the Bokoni Mine which, subject to final regulatory approvals, will be exploited into the future. This will allow the Bokoni Mine to fill its processing capacity in the near term, whilst its underground mining operations build up from 100,000 tpm (current) to 160,000 tpm in the medium term.

The new operating plan will result in Bokoni Mine becoming a predominantly Merensky Reef producer, accounting for approximately 75% of its total estimated production in the medium term.

The new operating plan at Bokoni Mine is considered a lower risk, less capital intensive and more conservative plan from both an operational and financing perspective.

Recapitalization and Refinancing

The net effect of the Restructuring Transactions will result in a significant reduction in the Company’s debt as well as its cost of borrowings and create a more sustainable financing plan for the Company going forward See “Restructure Plan” under Item 4.

3.	Summary Corporate History and Intercorporate Relationships

From 1996 to mid-1999, the Company’s mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African platinum group metals project, the Platreef Project. The Company has two active Cayman Islands subsidiaries, N1C and N2C. These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau, a private South African mining corporation acquired by Atlatsa on August 28, 2001. Atlatsa holds its assets and interests in South Africa through Plateau.

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

Pursuant to the terms of the Pelawan transaction, which constituted a reverse take-over under the policies of the TSX-V, the Company acquired Atlatsa Holding’s rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Atlatsa common shares (63% of the total outstanding shares in Atlatsa at that time) and a cash payment of $2.4 million (ZAR15.7 million). By completing the RTO with Atlatsa Holdings, Atlatsa reconstituted itself as a BEE company in South Africa with a view to positioning itself for greater opportunities within the South African mineral sector. This strategy was successful in 2007 when Atlatsa announced a major BEE transaction with Anglo Platinum pursuant to which the two corporations determined to combine all of their existing joint venture interests, together with 100% of Anglo Platinum’s Bokoni Mine (formerly Lebowa), under a new group structure, the Bokoni Group, of which Atlatsa controls 51% and has management control over all operations, and Anglo Platinum retains a 49% minority interest in the Bokoni Group. The Bokoni Transaction was completed on July 1, 2009.

See the “Restructure Plan” for details of the joint announcement released by Atlatsa and Anglo Platinum on February 2, 2012 and subsequent developments.

Bokoni Mine

2009 represented the most important year in Atlatsa’s history. With effect from July 1, 2009, the Company transformed from an exploration and development company into a PGM producer through the Bokoni Transaction.

Rationale for the Bokoni Transaction

The Bokoni Transaction was a step towards Atlatsa’s objective to become a significant “mine-to-market” PGM company with a substantial and diversified PGM asset base, including production, development and exploration assets. The Bokoni Transaction is the first stage of advancing the Company’s PGM production strategy, and has resulted in the Company controlling refined production of 147,600 4E ounces and a significant estimated mineral resource base of approximately 200 million PGM ounces (measured, indicated and inferred), the third-largest PGM mineral resource base in South Africa, based on comparison with public information on declared resources by other companies.

The acquisition of a further 1% interest in the Ga-Phasha Project, Boikgantsho Project and Kwanda Project furthered Atlatsa’s strategy to control the management and development of those projects.

Through the Pelawan Trust shareholding, Atlatsa currently has a BEE shareholding of approximately 57% and, pursuant to the Atlatsa Shareholders Agreement, the shareholding of the Pelawan Trust (or any other historically disadvantaged person, as defined in the Pelawan Agreements, participating in the trust) in Atlatsa cannot be diluted to below the shareholding threshold of 51% required under South African law.

Atlatsa is also pursuing its mine-to-market strategy through a sale of concentrate agreement entered into between Bokoni Mine and RPM on June 26, 2009 (the “Concentrate Agreement”) in respect of concentrate produced at Bokoni Mine. The Concentrate Agreement has a term of five years until July 1, 2014 and is renewable, at Atlatsa’s election, for a further period of five years (refer to Section 4A “Restructure Plan”). In addition, Atlatsa, through Ga-Phasha, entered into a limited off-take agreement with Anglo Platinum in respect of concentrate produced from the Ga-Phasha Project. This off-take agreement has an initial term of ten years and is renewable, at Atlatsa’s election, for a further period of ten years. Pursuant to the Ga-Phasha Project off-take provisions in the Holdco Shareholders Agreement (the “Ga-Phasha off-take agreement”), should Atlatsa elect to extend the Ga-Phasha off-take agreement with Anglo Platinum beyond the initial term, then Atlatsa may exercise options to acquire an ownership interest in Anglo Platinum’s Polokwane smelter complex (the “smelter options”). The first smelter option entitles Atlatsa to acquire an ownership interest in the Polokwane smelter complex equal to the percentage ratio that the concentrate feed from the Ga-Phasha properties bears to the design capacity of the Polokwane smelter complex, for a purchase consideration of ZAR1.00, plus any restructuring costs that may be required to facilitate this acquisition. The option is exercisable within 30 days after the commencement of the second ten year period of the Ga-Phasha off-take agreement. The second smelter option entitles Atlatsa to acquire an additional ownership interest in the Polokwane smelter equal to the percentage ratio that the attributable concentrate feed produced by the whole of the Atlatsa group, other than from the Ga-Phasha properties, bears to the design capacity of the Polokwane smelter, for a purchase consideration equal to the equivalent percentage of the replacement cost of the smelter, less pro-rated wear and tear. This option is exercisable within the first five years of the second ten year period of the Ga-Phasha off-take agreement. Polokwane smelter design capacity is to treat approximately 1.6 million platinum ounces per year.

Ownership Structure

The simplified corporate structure of the Company’s and Anglo Platinum’s interest in the Bokoni Mine and the Boikgantsho Project, Ga-Phasha Project and Kwanda Project, is as follows:

Atlatsa Holdings Investments (Pty) Ltd (*BEE)
ESOP & Community Trusts (*BEE)
Public shareholders
51%
3%
20%
Atlatsa Resources Corporation
26%
Anglo Platinum Ltd
100%
N1C Resources Incorporation
100%
N2C Resources Incorporation
100%
Plateau Resources (Pty) Ltd
Rustenburg Platinum Mines Ltd
51%
49%
Bokoni Platinum Holdings (Pty) Ltd
100%
100%
100%
100%
Boikgantsho Platinum Mine (Pty) Ltd
Kwanda Platinum Mine (Pty) Ltd
Ga-Phasha Platinum Mine (Pty) Ltd
Bokoni Platinum Mines (Pty) Ltd

*	BEE = Black Economic Empowerment

The above simplified corporate structure is illustrated on a fully diluted share basis, assuming conversion of the B preference shares.

Additional Commercial Terms of the Bokoni Transaction

Prior to July 1, 2009, Bokoni Mine acted as contractor to Lebowa, conducting all mining operations in respect of the Bokoni Mine. As of July 1, 2009 the contractor arrangement terminated. In light of Atlatsa’s mine-to-market strategy, Atlatsa, through Bokoni Mine, entered into the Concentrate Agreement with RPM in respect of concentrate produced at the Bokoni Mine and entered into the Ga-Phasha off-take agreement with respect to concentrate that may be produced at the Ga-Phasha Project.

The rehabilitation trust provision in respect of the Bokoni Mine was transferred from the Anglo Platinum fund to the Bokoni Environmental Rehabilitation Trust. Anglo Platinum provided the trust guarantees in respect of the above mentioned trust until July 1, 2010. Subsequent to this, management considered alternative insurance products. Anglo Platinum offered to continue the guarantee at favorable terms and management accepted their proposal. The current guarantee is still in place until June 30, 2013. Management intends to renegotiate this guarantee before June 30, 2013. In connection with the Bokoni Transaction, the Company also entered into the Bokoni Platinum Mine ESOP Trust and the Atlatsa Community Participation Trust (see below under “Share Ownership Trusts” for further information regarding the Bokoni Platinum Mine ESOP Trust and the Atlatsa Community Participation Trust).

Management and Funding of Operations

The Holdco Shareholders Agreement between Plateau and RPM governs the relationship between Plateau and RPM, as shareholders of Holdco, and with respect to management of Holdco and its subsidiaries, including the Bokoni Mine.

Plateau is entitled to nominate the majority of the directors of Holdco and Bokoni Mine, and has undertaken that the majority of such nominees will be HDPs. Atlatsa has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group, pursuant to the Holdco Shareholders Agreement.

Pursuant to the Holdco Shareholders Agreement, the board of directors of Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum Ltd group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled capital repayments due by Plateau to RPM , pursuant to the Debt Facility are made in accordance with the debt repayment profile of the Debt Facility (the “Initial Period”), Plateau’s shareholding in Holdco cannot be diluted for default in respect of equity contributions.

Pursuant to the terms of shared services agreements, Anglo Platinum provides certain services to the Bokoni Mine at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. The Company, through Plateau, provides certain management services to the Bokoni Mine pursuant to service agreements entered into with effect from July 1, 2009. The Company and Anglo Platinum intend to renegotiate the management services arrangements in conjunction with the proposed restructuring and refinancing transaction. See “Restructure Plan”.

The Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production pursuant to the terms described above.

Consolidated Debt Facility

Initially, from July 1, 2009, in order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni Mine during the initial three year ramp up phase at Bokoni, RPM provided Plateau with an OCSF (the “Plateau OCSF”) which could be drawn up to a maximum of $87.9 million (ZAR750 million) and was subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The Plateau OCSF bore fixed interest at a rate of 15.84%, compounded quarterly in arrears. The OCSF loan was originally payable in semi-annual instalments starting January 31, 2013 to the extent cash was available after payment of the Debt Facility and the RPM funding loan. The terms were revised such that repayment was deferred by one year from January 31, 2013 to January 31, 2014. On 28 September 2012, Atlatsa entered into an Amendment and Interim Implementation Agreement with RPM resulting in Atlatsa implementing the first phase of the broader restructuring, recapitalization and refinancing transaction, which was first announced in a news release, dated February 2, 2012.

The first phase of the Restructure Plan involved an amendment to the terms of the Senior Term Loan Facilities Agreement (now a consolidated facility) dated June 12, 2009 between Plateau, as borrower and RPM, as lender to increase the total loan facility available by approximately $310.6 million (ZAR2.65 billion). The additional loan proceeds were used to repay the existing OCSF and fund share subscriptions by Plateau into Bokoni Holdco and by Bokoni Holdco into Bokoni Mine (the “Share Subscriptions”) for the purpose of repayment of certain existing loan facilities by Plateau, Bokoni Holdco and Bokoni Mine. See “Restructure Plan”

The interest rate payable on the debt owing was reduced to an annual effective rate of 6.27% (linked to the 3-month JIBAR) from the previous effective rate of 12.31%.

Special Shareholder Arrangements

Atlatsa has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled company pursuant to the Holdco Shareholders Agreement. During the Initial Period, Plateau is required to ensure that, among other things: (i) HDPs effectively own, through Plateau, its subsidiaries and its controlling shareholders (i.e. the Atlatsa Control Structure), at least 26% of the business of Holdco, measured on a see-through basis; (ii) a majority of the directors of Holdco are HDPs; and (iii) a majority of the directors of Atlatsa Holdings are HDPs. At any time during the term of the Holdco Shareholders Agreement, if a change in control of Holdco occurs, Plateau is required to “remedy” the change by either restoring the status quo or procuring that the change is superseded by a further transaction that results in the acquisition of control of Atlatsa Holdings by HDPs who were beneficial owners of Atlatsa Holdings as at the date of signature of the Holdco

Shareholders Agreement, or involves such shareholders expropriating the defaulting shareholder’s interest (with no attendant change in control). If Plateau fails to do so within the period specified in the Holdco Shareholders Agreement, RPM will be entitled to compel the purchase by Plateau of RPM’s interests in Holdco for fair market value.

Financing of the Bokoni Transaction

The Company financed the Bokoni Transaction at the Plateau level through a combination of the Debt Facility provided by Standard Chartered Bank (“SCB”) and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, RPM (the “Vendor Finance Facility”). In addition, the Company secured an agreement with RPM whereby RPM provides Plateau with the OCSF of up to a maximum of $87.9 million (ZAR750 million) and access to RPM’s attributable share of the Holdco cash flows (“the standby facility”) up to a maximum of 80% of all free cash flow generated from the Bokoni Mine to meet its repayment obligations under the terms of the Debt Facility.

1.	Debt Facility

Plateau secured the Debt Facility with SCB for an amount of up to $87.9 million (ZAR750 million), including capitalized interest up to a maximum of three years or $29.3 million (ZAR250 million). On July 1, 2009, SCB advanced $58.6 million (ZAR500 million) to Plateau, and interest amounting to $16.7 million (ZAR142.8 million) has been rolled up through April 28, 2011.

The Debt Facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (11.345% at April 28, 2011).

The total amount of the interest payable on the notional amount of the Debt Facility of $58.6 million (ZAR500 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

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

On December 11, 2009, 34% of the Debt Facility was syndicated to First Rand Bank Limited, acting through its RMB division.

Effective as of April 28, 2011 RPM acquired the outstanding amounts from SCB and RMB (the “Senior Lenders”) in full. RPM also assumed all of the rights and obligations of the Senior Lenders under the Debt Facility and the commencement of re-payments has was deferred by one year from 31 January 2013 to 31 January 2014. RPM has waived the financial covenants of the 2009 Senior Debt Facility as of 30 June 2012 until 31 August 2013.

2.	Vendor Finance Facility

RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $140.6 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $128.9 million (ZAR1.1 billion).

See “Restructure Plan” for a discussion of the impact of the proposed restructuring and refinancing transaction on the above facilities.

Cash component

In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $140.6 million (ZAR1.2 billion). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12% (fixed quarterly cumulative dividend of 11.49%). Atlatsa is obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years (July 1, 2015) of issue, to the extent that Atlatsa is in the position to redeem the shares. Any preference shares not redeemed in six years (at July 1, 2015) automatically roll over and must be finally redeemed nine years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the Standby Loan Facility (ii) any outstanding amounts owing to RPM in respect of the Plateau OCSF and (iii) any amount owing to RPM in respect of the Plateau Preferred “A” Shares. Plateau is obliged to undertake the refinancing process but, if the debt is not re-

financeable based upon the debt capital markets at that time (between July 1, 2012 and July 1, 2015), then there is no sanction on Plateau and all debt will automatically roll over until it is repayable in full by no later than July 1, 2018.

See “Restructure Plan” for a discussion of the impact of the Restructuring Transaction on this facility.

Share Settled Financing – The B preference shares

In terms of the Share Settled Financing component, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary, the Pelawan SPV and transferred 56,691,303 Atlatsa common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the SPV (the “SPV Preferred Shares”) for an aggregate sum of $138.5 million (ZAR1.1 billion). Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favor of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible “B” preferred shares in Plateau for $128.9 million (ZAR1.1 billion), each such class being convertible into common shares in the capital of Plateau (“Plateau common shares”) and entitling the holder to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau common shares (“The “B” preference shares”). The “B” preference shares bear no interest and carry no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau common shares to the SPV, Atlatsa will take delivery of all Plateau common shares held by the SPV and, in consideration therefor, issue to the Pelawan SPV such number of Atlatsa common shares that have a value equal to the value of such Plateau common shares. The total number of Atlatsa common shares to be issued on implementation of the Share Settled Financing arrangement is 227.4 million common shares. Once the “B” preference shares have been converted into Atlatsa common shares, the Company will have fully diluted shares outstanding equal to 429 million common shares of one class (not including any other Atlatsa common shares that may hereafter be issued).

The SPV Preferred Shares are convertible in one or more tranches into common shares in the capital of the SPV (“SPV common shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV common shares. Upon the Pelawan SPV converting the SPV Preferred Shares to Pelawan SPV common shares and RPM subscribing for additional SPV common shares as a result of the special dividend, the SPV will immediately undertake a share buyback of all SPV common shares held by RPM and will settle the buyback consideration by delivering 115.8 million Atlatsa common shares to RPM.

As and when RPM issues a conversion notice as described above, in order to prevent the dilution of the Atlatsa Holdings’ interest in Atlatsa below the minimum 51% threshold as required by South African law, the Pelawan SPV will require Plateau to convert sufficient convertible preferred shares in the capital of Plateau into Plateau common shares. Immediately thereafter, Atlatsa will take delivery of such Plateau common shares and issue such number of common shares (in an aggregate amount of 111.6 million common shares) to the Pelawan SPV pursuant to the Exchange Agreement. Such common shares will be held by the Pelawan SPV and will be subject to a lock-in that will prevent the Pelawan SPV and Atlatsa Holdings from disposing of such shareholding for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa.

The final result of the Share Settled Financing is that: (i) RPM funded a payment of $128.9 million (ZAR1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million common shares in Atlatsa; and (ii) Atlatsa Holdings will receive 111.6 million common shares in Atlatsa.

RPM will be able to trade its 115.8 million Atlatsa common shares on an unrestricted basis, subject to applicable securities laws. RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Company’s common shares which it will hold. It will, however, prior to disposing of any such common shares, engage in a consultative process with Atlatsa, and endeavor to dispose of such common shares in Atlatsa in a reasonable manner. Neither Atlatsa Holdings nor any of shareholders of Atlatsa Holdings have any pre-emptive rights in respect of RPM’s common shares in Atlatsa.

See “Restructure Plan” for a discussion of the impact of the Restructuring Transactions on the “B” preference shares whereby RPM has agreed to convert its “B” preference shares in accordance with their terms and upon such conversion, to sell the resulting 115.8 million Atlatsa common shares to Atlatsa Holdings.

Impact of the Bokoni Transaction

As a result of the Bokoni Transaction:

•	the Company became a significant HDP managed and controlled PGM producer and supplier of PGM concentrate, together with exploration and mining development projects;

•

the Company established effective management control over all of its PGM assets, which assets comprise in total, in excess of 200 million PGM ounces (measured, indicated and inferred), constituting the third-largest PGM resource base in South Africa (based on publically reported information regarding estimated PGM resources of other South African companies);

•	the Company gained effective control of its existing PGM exploration projects, the Ga Phasha Project, the Boikgantsho Project and the Kwanda Project; and

•	the Company secured funding to expand its targeted production base from approximately 150,000 PGM ounces in 2009 to 270,000 PGM ounces per annum by 2014.

Share Ownership Trusts

The purpose of the Bokoni Platinum Mine ESOP Trust and the Atlatsa Community Participation Trust (the “Share Ownership Trusts”) is to provide the employees of Bokoni Mine and the members of the communities affected by Atlatsa’s operations, respectively, with the opportunity to participate in, and benefit from, Atlatsa’s success.

On July 1, 2009, Anglo Platinum donated $15.4 million (ZAR103.8 million) to the Atlatsa Community Participation Trust, of which $10.9 million (ZAR73.6 million) was used to subscribe for 9,799,505 common shares of Atlatsa. The balance of Anglo Platinum’s contribution will be used to assist the communities impacted by Bokoni Mine over the forthcoming periods.

Anglo Platinum contributed an amount of $6.8 million (ZAR45.6 million) to the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”) to facilitate its establishment, and approximately $5 million (ZAR33.8 million) of this amount was utilized by the ESOP Trust to subscribe for 4,497,062 common shares of Atlatsa. The ESOP Trust is consolidated by Atlatsa as a special purpose entity.

The Share Ownership Trusts subscribed for the common shares at a subscription price equal to $1.11, being the closing price of the common shares on the TSX-V on June 12, 2009, the day prior to the announcement of the revised Bokoni Transaction terms. As a result of the subscription by the Share Ownership Trusts, Atlatsa received proceeds of approximately $16 million (ZAR108 million). The Share Ownership Trusts hold the common shares along with other investments for the purpose of making distributions to their beneficiaries in accordance with their governing trust deeds.

Restructure Plan

On February 2, 2012 the Company and Anglo Platinum announced that they had concluded a term sheet for certain aspects of the Restructure Plan.

Subsequent to announcing the material terms of the Restructure Plan, in February 2012, the Company announced that it, together with Anglo Platinum and Bokoni Mine management, had undertaken a strategic review of the Bokoni Mine operations in order to assess the optimal mine plan for the Bokoni Mine going forward. This review process was recently completed and the parties are currently in discussion surrounding the optimal financing strategy to support such mine plan.

On September 28, 2012, the Company announced that it, together with Anglo Platinum, had completed Phase One of the Restructure Plan, whereby the Company consolidated the 2009 Senior Debt Facility, the OCSF and “A” Preference Share Facility, such that the OCSF and the “A” Preference Share Facility were repaid in full and lowered its cost of borrowing. Certain of the transactions completed as part of Phase One of the Restructure Plan are “Related Party Transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the Material Change report of the Company dated September 27, 2012, for more information regarding the related party aspects of Phase One, including details of exemptions from valuation and shareholder approval requirements relied on by Atlatsa.

Pursuant to Phase One of the Restructure Plan, the OCSF payable to RPM was repaid in full on September 28, 2012 and the principal amount outstanding as at that date was $0, as the full amount outstanding on September 28, 2012 was consolidated into the 2009 Senior Debt Facility. Post consolidation of the OCSF into the 2009 Senior Debt Facility, the OCSF remained in place and available to the Company and the total facility available to the Company was $61.6 (ZAR 525.2 million). As of December 31, 2012, the amount remaining available to the Company for further draw downs was $52 million (ZAR 443.6 million), and a principal amount of $ 10 million (ZAR 81.7 million) had been drawn down since the debt consolidation, which has been added to the principle amount outstanding under the 2009 Senior Debt Facility.

As at December 31, 2012 Platinum and the Company were in negotiations surrounding various transactions comprising phase two of the Restructure Plan (“Phase Two”), including the finalization of definitive transaction agreements. Phase Two will include the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to Anglo Platinum for a net consideration of $199.2 million (ZAR1.7 billion) and the further refinancing of the 2009 Senior Debt Facility into a New Debt Facility and working capital facility, a further reduction of the outstanding debt owed to RPM, and certain capital Restructuring Transactions. These negotiations are taking into consideration the results of the Bokoni Mine review and its associated financing requirements. The illegal strike action at the Bokoni Mine during Q4 2012 and its financial implications for the Bokoni Group has also been taken into consideration when finalizing Phase Two of the Restructure Plan.

Subsequent to year-end, on March 27, 2013, execution of definitive agreements for Phase Two of the Restructure Plan was announced. In addition to the transactions above, Anglo Platinum is subscribing for 125 million Atlatsa common shares for $87.9million (ZAR750 million). Atlatsa will apply such proceeds to repay a portion of the Senior Debt Facility outstanding. The net effect of the Restructure Plan after giving effort to Phase Two of the Restructure Plan is that the Company’s debt owing to RPM will be reduced by approximately $288.1 million (ZAR2,450 million). In addition to this debt reduction, Anglo Platinum has agreed to make additional facilities available to the Company to finance the Bokoni Mine operational and project plan going forward as per the new agreements under the Senior Loan Facility. RPM will also convert all “B” Preference shares, into Atlatsa common shares. Atlatsa Holdings has agreed to acquire 115.8 million Atlatsa common shares from RPM on a vendor financed basis, resulting in Atlatsa Holdings owing $54.3 million (ZAR463 million) to RPM, to be repaid in stages by December 31, 2020. This also includes an extension of the Concentrate Agreement until 2020.

Atlatsa Holdings will provide security to Anglo Platinum in relation to the Vendor Finance Facility by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments in terms of the Vendor Finance Facility repayment obligations between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose.

As at December 31, 2012 the Phase Two of the Restructure Plan has not been completed and at the date of this MD&A, the proposed transactions have been announced but completion is conditional upon the satisfaction (or waiver) of various conditions precedent, including:

•	the receipt of the approval of the South African Competition Authorities;

•	obtaining Atlatsa shareholders approvals;

•	the receipt of the approval of the Disinterested Shareholders of Atlatsa for each of the Related Party Transactions;

•	the receipt of approvals of the applicable regulatory authorities;

•	the receipt by RPM, and to the extent necessary, each of its shareholders, of the written unconditional consent of the United Kingdom Treasury in respect of the Restructuring Plan;

•

RPM acquiring unconditional title to the Asset Sale Properties. This would include obtaining Ministerial consent in respect of The Mineral and Petroleum Resources Royalty Act for transfer of the mineral rights to RPM; and

•

the Phase Two Restructure Plan transaction agreements becoming unconditional through the satisfaction of all other conditions precedent (except to the extent that the completion of any one transaction is conditional upon the completion of the other transactions).

For additional information on the Restructure Plan refer to the press releases of Atlatsa dated February 2, 2012, March 15, 2012, March 30, 2012, May 3, 2012, June 15, 2012, July 26, 2012, September 7, 2012, September 27, 2012, October 2, 2012, October 22, 2012, December 3,2012 and January 21, 2013 and March 27, 2013 as well as the material change reports filed on February 13, 2012 and September 27, 2012, all of which are available on SEDAR at www.sedar.com.

Illegal Strike action at Bokoni Mine

On October 1, 2012, employees at the Bokoni Mine embarked on illegal and unprotected strike action.

All strike shifts were treated as NO WORK NO PAY shifts at Bokoni Mine.

All striking employees (approximately 2300) were dismissed on November 8, 2012.

Further to interventions from Community leaders and other interested or affected parties dismissed employees were provided with an opportunity to be re-instated if they returned to work by 7 December, 2012.

A final return to work agreement was reached with the three recognised Unions at Bokoni Mine ( NUM, UASA and TAWUSA) for employees to return to work based on the following:

•	re-instatement of dismissed employees,

•	$234.4 (ZAR2,000) signing bonus payment; and

•	implementation of a $46.9 (ZAR400) monthly travelling allowance to qualifying employees.

Employees were re-instated on December 7, 2012.

A summary of financial losses incurred due to the illegal strike action are as follows:

•

damage to property and assets – $1.1 million(ZAR9.4 million); additional costs incurred such as legal fees, security costs and overtime for essential services amounting to $3.2 million (ZAR27.1 million);

•	the Company estimated that Bokoni Mine lost approximately 35,500 PGM oz (4E) of production in Q4 2012.

An insurance claim for recovery of certain actual losses incurred as a result of the illegal strike action has been lodged with SASRIA (South African Special Risk Insurance Association) in accordance with the Company’s insurance policy.

Given the level of intimidation and threats of violence by persons engaging in the illegal strike, the Bokoni Mine had been unable to resume normal operations and there had been no operating activity at the Bokoni Mine between October 1, 2012 through to December 7, 2012, other than essential services which were conducted throughout the strike period.

The financial and operational implications of the illegal strike had a negative impact on the Company’s operational and financial performance for Q4 2012, and was taken into consideration between Anglo Platinum and the Company in their final analysis of Phase Two of the Company’s Restructure Plan.

4.B.	Business Overview

Atlatsa’s Business Strategy and Principal Activities

Principal Activities

Atlatsa is engaged in mining, exploration and development of mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of annual primary platinum supply to international markets.

The major market for PGMs remains the automotive sector where varied combinations of platinum, palladium and rhodium are used in autocatalytic converters which reduce the effects of harmful emissions generated by automobiles. Management believes that the automotive sector, to which the PGM complex is tied, showed signs of improvements in Fiscal 2012, with China overtaking the United States in consumer demand and the United States consumer demand beginning to show signs of an upward trend in Fiscal 2012. However, the debt crisis in Europe over shadowed these improvements and speculative trading in PGM continued to adversely influence PGM spot prices during 2012. Increased vehicle emission control standards internationally, together with continued growth and industrialization in China, India, Brazil, Russia and Indonesia are expected to provide growth opportunity for demand growth in the automotive PGM market.

Demand for jewellery again represented a substantial portion of global platinum demand in 2012. It has historically been highly price elastic. Management expects the demand for platinum jewellery to grow in 2013 because of higher expected Chinese demand.

Atlatsa derives its revenues from PGM production through the sale of metal-in-concentrate produced at the Bokoni Mine to RPM in terms of a dedicated concentrate sale agreement. The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to the Concentrate Agreement. The Concentrate Agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend the Concentrate Agreement for a further five year term to July 1, 2019. Refer to Section 4A “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 which includes, amongst others, the proposed extension of the Concentrate Agreement through to 2020 on the same terms and conditions. This metal-in-concentrate contains various payable metals, the most material of which are precious metals, being platinum, palladium, rhodium and gold, as well as base metals, containing copper and nickel. On delivery of the Bokoni Mine metal-in-concentrate to Anglo Platinum, metal assays are performed in order to assess metal content and Anglo Platinum then pays Atlatsa for such metal-in-concentrate based on a formula relating to spot metal pricing, less smelting and refining charges, as well as penalties (if applicable). Revenue from the sale of concentrate, which is Atlatsa’s sole revenue stream, for Fiscal 2012 was $117.6 million (ZAR963.6 million) compared to Fiscal 2011 of $144.4 million (ZAR1,055.6 million).

There are three major PGM producers in South Africa with smelting and refining capacity in South Africa, producing in excess of 80% of total PGM production from South Africa. The balance of production comes from smaller PGM producers, the majority of which produce and sell metal-in-concentrate to one of the three major producers for smelting and refining in terms of an off-take agreement.

Underground mining operations in South Africa are labor intensive with 60% of operational expenditure at the Bokoni Mine applied to labor. The Bokoni Mine has approximately 3,500 employees and approximately 1,600 contractors. The mine employees are represented by three labor unions and wage negotiations are generally held every two years with a one to two year wage accord being agreed subsequent to such negotiations.

The Company believes that its relative competitiveness within the PGM sector remains poised to improve. The Company holds a relative advantage at its operations as its average reserve grade of 4.92 grams per tonne (“g/t”) (PGM) is greater than the South African PGM grade average of 3.5 g/t. It also holds an advantage in respect of mining depth, as the Company mines at an average mining depth of approximately 300 metres below surface, while many other operations in South Africa are operating at 1,000 metres below depth. The Company projects that this advantage, together with established infrastructure at the Bokoni Mine operations and the fact that the Bokoni Mine operations have a 75% fixed cost base, is expected to result in the Company decreasing its unit cash cost relative to industry standard once the operations begin to produce increased PGM volumes during the anticipated 2013 to 2016 expansion growth phase at Bokoni Mine. The biggest challenge for the Bokoni Mine operations remains its low productivity and efficiency rates. These low efficiencies are largely attributable to a lack of mining flexibility at the Bokoni Mine operations, an issue which the Company is working on improving through an intensive development programme which will establish a number of spare mining panels at the operations and create mining flexibility for stoping teams.

Business Strategy

The Company’s business strategy going forward is to optimise its business plan for the development of the Bokoni Mine on a cost effective basis to generate maximum returns for its stakeholders on a responsible basis.

In order to achieve its business strategy, in 2012 the Company embarked on a detailed review of all of the technical, operational and financing assumptions associated with the historical life of mine plan and financing strategy at Bokoni Mine.

Further to completion of such review the Company determined that such plan required revision, both from an operational and financial perspective having regard to micro and macro fundamental factors affecting both the Bokoni Mine, as well as the PGM industry outlook in general. Accordingly, the Company, together with Anglo Platinum, determined to implement a Restructure Plan for both the Bokoni Mine, as well as the Company See “Restructure Plan” under Item 4. On implementation of the Restructure Plan the Company will be better positioned to achieve its intended business strategy on a more conservative and sustainable basis going forward.

The Company will continue to review its business strategy and, in particular, the proposed size and scale of the Bokoni Mine operations, on a continuous basis, having regard to the operational and financial performance at Bokoni Mine, as well as macro fundamental and economic assumptions and outlook for the PGM sector in the short, medium and long term.

Mining and Exploration in South Africa

The South African mining sector has undergone a series of significant legislative changes in the past decade.

Atlatsa has been advised by the DMR that the Bokoni Group has received conversion of all of its mining rights, as well as its prospecting rights into new order rights. A “new order” mining right is a limited real right that may be enforced against third parties and once granted the South African government has a limited power to interfere in the right. Failure to respect to such a right could give rise to criminal liability, a civil claim for damages or an administrative justice action.

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

Royalty percentage payable on gross sales of unrefined metal produced = 0.5 + [(EBIT x 9)/gross sales]. The calculated royalty tax percentage for Bokoni Mine was the minimum percentage of 0.5% (2011: 0.5%). For the 12 months ended December 31, 2012 the royalty expense was $0.5 million as compared to $0.6 million for the 12 months ended December 31, 2011.

Other

The Company concluded a number of agreements with respect to services at the Bokoni Mine with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include a limited off-take agreement whereby the Bokoni Mine sells the concentrate produced at the mine to RPM at market related prices.

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies are currently providing certain operational services to the Bokoni Mine at a cost that is no greater than the costs charged to any other Anglo American plc company for the same or similar services. See “Restructure Plan” for proposed operational arrangement.

The Bokoni Mine has approximately 5,000 employees (including approximately 1,600 contractors), including approximately 9 of who may be considered senior management.

Information on mineral rights and prospecting and mining permits is provided in Item 4.D. “Property, Plants and Equipment”.

4.C.	Organizational Structure

Below is a list of the Company’s subsidiaries.

Company	Country of Incorporation	2012	2011

N1C Resources Incorporation	Cayman Islands	100%	100%

Atlatsa Minera Mexicana ^	Mexico	—	—

N2C Resources Incorporation *	Cayman Islands	100%	100%

Plateau Resources (Proprietary) Limited *	South Africa	100%	100%

Bokoni Holdings (Proprietary) Limited *	South Africa	51%	51%

Bokoni Mine (Proprietary) Limited *	South Africa	51%	51%

Boikgantsho (Proprietary) Limited *	South Africa	51%	51%

Kwanda (Proprietary) Limited *	South Africa	51%	51%

Ga-Phasha (Proprietary) Limited *	South Africa	51%	51%

Lebowa Platinum Mine Limited * #	South Africa	51%	51%

Middlepunt Hill Management Services (Proprietary) Limited * #	South Africa	51%	51%

^-	Entity has been liquidated
*-	Indirectly held
#-	These entities are dormant

4.D.	Property, Plants and Equipment

Atlatsa holds interests in properties located in the Republic of South Africa in a geological province known as the Bushveld Complex, as shown in Figure 1.

Figure 1. Location of the Bokoni Mine, Ga-Phasha and Kwanda Properties

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

The Bokoni Mine

The following technical information (page 39 to page 54) is derived from the technical report by Minxcon, written in compliance with NI 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Definition Standards, which describes the Bokoni Mine mineral exploration, development and mining production. The January 2012 Technical Report is based on a detailed technical review of work performed by others and completed by the following independent qualified persons: HL. King, M.Sc (Geol.), G.D.Eng (Geostats), Pr.Sci.Nat., D. van Heerden, B.Eng (Min.Eng.), M.Comm. (Bus.Admin.), ECSA, MSAIMM, AMMSA, NJ. Odendaal, B.Sc.(Geol.), B.Sc.(Min.Econ.), M.Sc.(Min.Eng.), Pr.Sci.Nat., FSAIMM, MGSSA, MAusIMM, D. Clemente, NHD (Ext.Met.), GCC, MMMMA, FSAIMM.

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

Mineral Rights

The Bokoni Mine property consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The Bokoni Mine mining area, together with license numbers and expiry dates are presented in Table 1 below.

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

NERSA revised Eskom’s power tariff increase during February 2013. The effect of its revision is that power tariff increases in South Africa will be increased as follows:

2013 - 2018: 8%

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

The Bokoni Mine at December 31, 2012 employed a total of 5,032 people across all disciplines and in all categories, as shown in Table 2 below.

Table 2. The Bokoni Mine employee compliment

Patterson Grade	Description	Actual
A	Semi-skilled: General workers	486
B	Skilled: Artisan and miners	2,471
C	Supervisor: Foremen	442
D	Middle Management	73
E	Senior Management	7
F	Contractors	1553

TOTAL		5,032

The above labour compliment includes all personnel necessary for the current operations.

Ee “Illegal Strike Action at Bokoni Mine”

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

Skills shortage and development

The Bokoni Mine suffers from the industry-wide skills shortage, particularly in the mining processing and engineering disciplines. Currently the Bokoni Mine has a Skills Retention Policy which includes various initiatives to retain employees with scarce skills including retention allowances. The skills shortage as at December 31, 2012 is summarised in Table 3.

Table 3. Current Bokoni Mine critical skills shortage

Description	Actual	Required	Shortage
Shift Supervisors	51	64	13
Miners	84	86	2
Mine Overseers	12	14	2
Artisans	99	117	18
Engineers	3	4	1
Mining Managers	3	3	0

Total	252	288	36

The skills shortage is also being addressed through training and development.The Bokoni Mine has a Mining and Engineering Learnership programme and Cadetship in order to train miners. Targeted recruitment continues to take place at the mine.

The Bokoni Mine training centre has been accredited by the Mining Qualifications Authority (“MQA”). The first intake of Rock Breaker level 1and 2 is scheduled for the first week of March 2013. A total of 45 learners have been planned.

In-house and legal compliance training takes place for all core occupations and also for Learner Shift Supervisor programme. The mine no longer utilises Anglo Platinum training facilities. The Bokoni Mine has an Adult Basic Education and Training programme and an HIV/AIDS Wellness programme in place. The local community also benefits from these programmes.

Bokoni Mine has also signed Service Level Agreements and Memorandum of Understanding with accredited training providers such as FET Colleges to provide portable skills through mining and engineering related courses.

Bokoni Mine also received an accreditation to provide Occupational Health and Safety for Safety training by the MQA. This includes COMSOC 1 and 2 in addition to the normal health and safety training.

History

The production history for the last three years is shown in Table 4 below.

Table 4. Production summary for the past three years

	2010	2011	2012
Tonnes Milled	1,044,084	1,047,401	863,677
4E In Situ Grade	5.04	4.83	4.79
4E Oz Produced	116,164	113,625	102,761

NB: The production statistics for 2012 reflect 9 months of production. There was no normal production in Q4 2012 due to illegal industrial action.

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

Limited surface exploration was performed during 2012 in order to investigate opencast potential on the Klipfontein and Zeegoegat mineral properties. The explorations consisted of limited surface diamond core drilling and trench sampling.

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

Surface drill holes are distributed across the Bokoni Mine mining licence area, with a closer drill grid spacing across the Brakfontein property. This is due to the targeting of the Brakfontein Merensky project and its associated study level requirements for obtaining higher confidence levels. The deeper areas have appropriately increased the drill grid spacing and are confirming the presence of the Merensky horizon.

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

Bokoni Mine Operations

Mining operations began in 1969, initiated by Anglovaal, a traditional South African Mining House and OK Bazaars, a South African chain store. In 1970, the mine was sold to Rustenburg Platinum Mines, a subsidiary of JCI Limited (the historic mining house) in which Anglo American held a significant interest. In the mid-1990’s, JCI Limited was unbundled and its platinum interests listed separately as Lebowa, which later merged with other Anglo mines to become Anglo Platinum Limited.

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

The Bokoni Mine’s production for Fiscal 2012 averaged 95,000 tpm of ore for the nine months ended September 2012 from its UG2 and Merensky reef horizons. Production in Q4 2012 was impacted by illegal industrial action. UG2 production is mined exclusively from MPH which consists of four adits and two underground levels. Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to be maintained at its current production levels of 10,000 tpm over the next three years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 30,000 tpm, to a steady state production level of 120,000 tpm by 2018 (previously 2016 – extended as a result of a change in the life-of-mine plan). On completion of the initial ramp up phase to 2016, it is anticipated that the Bokoni Mine will produce 160,000 tpm of ore (240,000 PGM ounces per annum) consisting of 120,000 tpm from the Merensky reef and 40,000 tpm from the UG2 reef.

Given the magnitude of the Bokoni Mine’s ore body, lying open at depth with its numerous attack points, management is of the view that the Bokoni Mine has the potential to be developed into a 240,000 tpm (265,000 PGM ounces per annum) steady state operation in the medium to longer term.

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

When Atlatsa took management control of the Bokoni Mine in 2009, the Company determined that the production rate should be increased significantly from levels of around 85 000 tonnes per month (tpm) to around 160 000 tpm, in order to reflect the true quality and scale of the Bokoni Mine mineral resource. The planned growth in production was to be achieved by realising the planned production ramp up at the newly developed Brakfontein merensky project.The Bokoni Mine was expected to increase production from 115 000 4E PGM ounces to 180 000 4E PGM ounces by 2014.

However, the original ramp up profile has proven difficult to achieve due to a number of technical and leadership challenges at Bokoni Mine, resulting in production remaining flat over the last two years under Atlatsa management. As a consequence, Atlatsa and its 49% interest partner, Anglo Platinum, undertook a strategic review of the Bokoni Holding Group, as well as key technical and financial assumptions informing the Bokoni Transaction. The outcome of the review resulted in a new strategic plan for the Bokoni Holdings Group, that would look to continue with production ramp up at the Brakfontein Shaft to 120 ktpm and grow production to 45 ktpm at the Middelpunt Hill Shaft. Whilst the Brakfontein and Middelpunt Hill projects are being developed to steady state operations tonnage will be supplement from Vertical and UM2 shafts at a rate of 40 ktpm and the remained of the mill gap being supplemented from opencast surface sources.

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

Figure 5. Bokoni Mine LOM infrastructure

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

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This Annual Report uses the terms “measured resources” and “indicated resources”. Atlatsa advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This Annual Report uses the term “inferred resources”. Atlatsa advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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

The annual Mineral Resource and Reserve Statement for the Bokoni Mine were updated as of December 31, 2012. The QPs responsible for the updating of the mineral resource is Mr G. Mitchell Pri. Sci. Nat., Mr A. Deiss, Pri. Sci. Nat. and Dr W.D. Northrop., (Independent consultants at ExplorMine). The QP responsible for updating the mineral reserve is Mr. B. Reddy, Pri. Sci. Nat. (Executive: Mineral strategy and exploration at Atlatsa). In the opinion of the QPs, there are no material changes in the resource and reserve estimates of 2012 as compared to the 2011 mineral resource and reserve estimates as quoted in the Technical report.

The Mineral Resource and Reserve Estimates as at December 31, 2012 are shown in Tables 3 and 4 below. Mineral Resource estimates in the tables include Mineral Reserves. There have been no material changes in the Mineral Resource and Reserve year on year. The major difference is due to depletion by mining activities over the last year.

Table 5: Mineral Reserves Tabulation for the Bokoni Mine as at December 31, 2012

Bokoni Platinum Mine			Total			Attributable to Atlatsa Resources			Pt Grade g/t	Pd Grade g/t	Rh Grade g/t	Au Grade g/t
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t
Ore Reserves	Proved	MR	21.2	4.08	2.8	51.0	10.8	4.08	1.68	1.99	0.34	0.07
	Probable	MR	8.1	3.67	1.0	51.0	4.1	3.67	1.51	1.79	0.30	0.07

	Total Reserve	MR	29.3	3.97	3.7	51.0	14.9	3.97	1.63	1.94	0.33	0.07

Bokoni Platinum Mine			Total			Attributable to Atlatsa Resources			Pt Grade g/t	Pd Grade g/t	Rh Grade g/t	Au Grade g/t
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t
Ore Reserves	Proved	UG2	17.0	5.50	3.0	51.0	8.7	5.50	2.27	2.69	0.45	0.10
	Probable	UG2	20.8	5.26	3.5	51.0	10.6	5.26	2.17	2.57	0.43	0.10

	Total Reserve	UG2	37.8	5.37	6.5	51.0	19.3	5.37	2.21	2.62	0.44	0.10

Notes:

(1)	The QP responsible for the compilation of the mineral reserves is B. Reddy, B.Sc. Pri Sci. Nat., Executive : Mineral Resource Management at Atlatsa.
(2)	The mineral reserves are inclusive of dilution and recovery factors.
(3)	The grade indicated is the mill delivered grade.

A cut-off grade of 2.58 g/t for the Merensky Reef was applied.

A cut-off grade of 3.23 g/t for the UG2 Reef was applied.

(4)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral reserves.
(5)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Table 6: Mineral Resources Tabulation for the Bokoni Mine as at December 31, 2012

Bokoni Platinum Mine			Total			Attributable to Atlatsa Resources			3Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t
Mineral Resources	Measured	MR	42.8	5.16	7.1	51.0	21.8	5.16	3.17	1.51	0.18	0.31
	Indicated	MR	53.6	4.88	8.4	51.0	27.3	4.88	3.00	1.42	0.18	0.29
	Meas + Ind	MR	96.3	5.01	15.5	51.0	49.1	5.01	3.07	1.46	0.18	0.30
	Inferred	MR	128.8	4.89	20.2	51.0	65.7	4.89	3.02	1.41	0.17	0.30

	Total Resource	MR	225.1	4.94	35.8	51.0	114.8	4.94	3.04	1.43	0.17	0.30

Bokoni Platinum Mine			Total			Attributable to Atlatsa Resources			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t
Mineral Resources	Measured	UG2	96.3	6.50	20.1	51.0	49.1	6.50	2.68	3.17	0.53	0.12
	Indicated	UG2	124.3	6.30	25.2	51.0	63.4	6.30	2.62	3.04	0.53	0.11
	Meas + Ind	UG2	220.6	6.39	45.3	51.0	112.5	6.39	2.64	3.10	0.53	0.11
	Inferred	UG2	147.6	6.40	30.4	51.0	75.3	6.40	2.61	3.15	0.52	0.12

	Total Resource	UG2	368.2	6.39	75.7	51.0	187.8	6.39	2.63	3.12	0.53	0.12

Notes:

(1)	The QPs responsible for the compilation of the mineral resources are G. Mitchell Pri. Sci. Nat., A. Deiss Pri. Sci. Nat. and Dr. W. Northrop. All QPs are independent consultants to Atlatsa.
(2)	The mineral resources are inclusive of mineral reserves.
(3)	The mineral resources are inclusive of dilution and recovery factors.
(4)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied.

A cut-off grade of 3.23 g/t for the UG2 Reef was applied.

(5)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral resources.
(6)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Estimation Methods

The Mineral Resource estimates for precious and base metal grades, thickness, density take a practical mining width cut into account. The total 4E PGM grade is the summation of the individual prill split grades for Pt, Pd Rh and Au.

The modelling procedure adopted was as follows:

•	the overall dip per farm was used to calculate the true reef thickness. Dip corrections were applied for true mining cut thickness per area, taking average dip angles into account:

Zeekoegat and Diamand:	25°
Middelpunt:	22°
Umkoanestad:	18°
Brakfontein:	16°

•	Modelling was completed using Datamine mining software in two dimensions.

•	The validated boreholes and underground samples were combined, compared and investigated geostatistically in order to characterize and optimise the estimation process.

•	Statistical and variogram analyses were completed.

•	The reef was investigated for the presence of distinct geological and statistical domains.

•	The ordinary kriging estimation technique was used for estimation of all the variables.

•	For the block model estimates, block size dimensions of 250 m by 250 m were used within and immediately adjacent to workings. The block dimension for the remainder of the area was 500 m by 500 m.

•	A minimum of seven and a maximum of thirty samples were required within the search ellipse for interpolation. This was kept the same for all variables.

•	The resource tonnages were estimated using kriged density and thickness estimates, modified by dip correction factor and geological loss factor.

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

Where samples have missing density values the mean density values per rock type were assigned and then used during compositing and estimation. Assigned values were not used for statistical analysis or variogram modeling. The Resource and Reserve conversion factors used for the estimation are shown in table 7 below

Table 7: Resource and Reserve conversion factors

Reef Type	Geological Loss	Dip		Pillar Losses	Extraction %	Dilution by Mining Activities	MCF	Off Reef Dilution
UG2	11%	21	[o]	10.6%	89.4%	6%	94.2%	5.7%
Merensky	17.5%	22.8	[o]	6.9%	93.1%	7.9%	97%	5.7%

Known issues that materially affect mineral resources and mineral reserves

The Company is currently unaware of any issues that materially affect these Mineral Resources and Mineral Reserves. The Bokoni Mine has successfully mined and processed Merensky Reef and UG2 and have economically produced 4E concentrate for the last twenty five years.

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

Tax and Royalties

The current South African Income tax regime for companies applies to Bokoni Mine and includes the following tax regime:

•	Company income tax rate of 28 % on taxable income.

•	Secondary tax on companies (“STC”), a tax on dividends declared, of 10%, until March 2012, after which STC is abolished and replaced with 15% withholding tax.

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

Royalty percentage payable on gross sales of unrefined metal produced = 0.5 + [(EBIT x 9)/gross sales]. The calculated royalty tax percentage for Bokoni Mine was the minimum percentage of 0.5% (2010 0.5%). For the 12 months ended December 31, 2012 the royalty expense was $0.5 million as compared to $0.6 million for the 12 months ended December 31, 2011.

Life of Mine

The Life of Mine (“LOM”) strategy entails the mining of both the UG2 and Merensky reefs from the various shafts. The UG2 reef will be mined at Middelpunt Hill shaft, whilst the Merensky reef will be mined at Vertical shaft, UM2 shaft and Brakfontein shaft. The LOM for Bokoni Mine is in excess of 30 years.

The current LOM plan increased from about 1.48 Mtpa in 2013 to a steady state level of approximately 2.7 Mtpa by 2017 and maintained till 2029 without any further replacement projects. Replacement projects are earmarked to maintain the production profile from 2030.

Plans for Expansion

Current production levels at Bokoni Mine are approximately 100 ktpm of ore from its UG2 and Merensky horizons. UG2 production is exclusively from the Middelpunt Hill operations, which consists of four adits and a decline system that access two underground levels. Merensky production is from the Brakfontein, Vertical and UM2 Shafts.

Production at the Vertical and UM2 shafts are expected to be scaled down over the next three to five years and Merensky production will be exclusively from the Brakfontein operations. Production at Brakfontein is expected to be ramped from from its current level of 30 ktpm to 120 ktpm over the next five to seven years.

UG2 production at Middelpunt is expected to be ramped up to 45 ktpm with the next three years by continuing with the underground decline to access another level.

The planned production increase results from the development of Atlatsa’s existing proven and probable reserves. No new surface infrastructure is required for the expansion as this is derived from development of the underground infrastructure at the existing Brakfontein and Middlepunt Hill shafts.

There are a number of opportunities to increase production by the development of new shafts at Zeekoegat and mining UG2 from the Brakfontein infrastructure. Bokoni Mine also has extensive resources at depth, below the current Vertical and UM2 operations.

Environmental liabilities and matters

The Bokoni Mine had environmental liabilities estimated at $9.8 million at December 31, 2012.

The Company intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and metals from plant clean-up at the time of mine closure.

The Company currently had $3.3 million invested in Environmental Rehabilitation Trust Funds at December 31, 2012.

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that these operations are carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

•	premature closure;

•	planned decommissioning and closure; and

•	post closure management of residual and latent environmental impacts.

The shortfall of $6.5 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is funded through guarantees from Anglo Platinum and will be re-negotiated in June 2013.

Atlatsa’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Company has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

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

Initial shallow underground mining at the Bokoni Mine intersected both weathered and fractured overlying aquifers. Therefore, there is an ongoing seepage of ground water into the workings from the Rapholo River. In addition, water from the decant water catchment dam below the tailings dam also seeps into the workings. Total ingress is in the order of 11,000 cubic metres per day. Subsequently there is on-going pumping of a significant amount of water out of the mines and into surface settling dams. Currently, the existing Water Usage Licence (“WUL”), granted in October 2008, permits discharge up to 1.9 million cubic metres of water annually into the Rapholo River until April 2009. The Bokoni Mine requested an amendment to the WUL, which was declined by the Department of Water Affairs, but an appeal was submitted to the water tribunal. Currently a water study is in progress to update the water model for the mine, to increase the understanding of the aquifer. No water was discharged into the Rapholo River during 2012.

The Ga-Phasha Project

The following technical information (page 57 to page 64) is derived from the technical report by ExplorMine Consultants, written in compliance with NI 43-101 and the CIM Definition Standards, which describes the Ga-Phasha Project’s mineral exploration. The March 2012 Technical Report is based on a detailed technical review of work performed by others and completed by the following independent qualified persons: A. Deiss, B.Sc.(Hons), Pr.Sci.Nat., MSAIMM, B. Northrop, PhD, GDE, Pr.Sci.Nat., FGSSA, FSAIMM, G. Mitchell, B.Sc.(Hons), B.Com, Pr.Sci.Nat., MSAIMM, MGSSA.

Agreements

Atlatsa holds a 51% interest in the Ga-Phasha property through Holdco as described under Item 4.A. above. The Ga-Phasha Project will be divided into an eastern section comprising the farms Pashaskraal and Avoca and a western section comprising the farms Klipfontein and De Kamp. On completion of the refinancing transaction, referred to under Item 4 under “Restructure Plan”, the eastern portion of the Ga-Phasha Project will be sold to Anglo Platinum and the western portion will be incorporated into the adjacent Bokoni Mine.

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

In the mid-1990s, JCI was ‘unbundled’ and its platinum interests were listed separately as Lebowa, which was later merged with Anglo Platinum’s other mines to become a wholly owned subsidiary of Anglo Platinum.

In 2008, Atlatsa entered into a Transaction Framework Agreement with Anglo Platinum, whereby Anglo Platinum sold to Atlatsa an effective 51% of Lebowa and an additional 1% interest in each of the Ga-Phasha, Boikgantsho and Kwanda Joint Venture Projects, resulting in Atlatsa holding a controlling interest in each of these projects, for a total cash consideration of ZAR3.6 billion. Lebowa was later renamed Bokoni Mine.

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

In February 2004, Atlatsa commissioned a resource estimate for the Ga-Phasha Project utilizing drill hole information made available by Anglo Platinum from 299 drill holes drilled between 1966 and 2002. For the farms Paschaskraal and Klipfontein for the Merensky Reef, the resource estimation excluded the first 40 meters below surface, which is considered as an oxidized zone. Specific Gravity for the Merensky Reef was 3.1 and the UG2 Reef was 4.25. A 40% geological loss factor was applied, which includes 10% for faulting, 15% for potholes, 10% for intrusions and 5% for iron replacement bodies.

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

Atlatsa and Anglo Platinum undertook a property review in 2006. Several approaches were considered to optimize mining of the deposits at Ga-Phasha. UG2 was identified as the primary focus for development and the Merensky reef as warranting further study through additional drilling programs. As a result of this work, Atlatsa and Anglo Platinum agreed on the parameters for a pre-feasibility study for the Project. Refer to the Technical Report titled “The Mineral Resource Estimate for the Merensky and UG2 Reefs for the Ga-Phasha Project Area, Limpopo Province, Republic of South Africa” dated March 30, 2012 by the QPs A.Deiss, B. Northrop and G. Mitchell.

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

Estimates of Mineralization

All the estimates in this section are for 100% of the resource base. Atlatsa currently has a 51% economic interest in these resources.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This Annual Report uses the terms “measured resources” and “indicated resources”. Atlatsa advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This Annual Report uses the term “inferred resources”. Atlatsa advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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

ExplorMine Consultants was commissioned by Atlatsa Resources Corporation (“Atlatsa”) to complete a National Instrument 43-101 Technical Report following the principles of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves (“CIM Definition Standards”), in support of obligations in terms of Canadian Securities Regulatory Authorities.

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

The tables below summarise the Mineral Resource Estimation.

Ga-Phasha <75 degrees rock temperature			Total			Attributable to Atlatsa			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t	Cu grade %	Ni grade %
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t
Mineral Resources	Measured	MR	20.1	4.52	2.9	51.0	10.3	4.52	2.73	1.35	0.15	0.30	0.08	0.21
	Indicated	MR	37.7	4.97	6.0	51.0	19.2	4.97	3.04	1.44	0.18	0.31	0.08	0.21
	Meas + Ind	MR	57.8	4.82	9.0	51.0	29.5	4.82	2.93	1.41	0.17	0.31	0.08	0.21
	Inferred	MR	178.3	5.32	30.5	51.0	90.9	5.32	3.25	1.60	0.18	0.30	0.09	0.22

	Total Resource	MR	236.1	5.20	39.5	51.0	120.4	5.20	3.17	1.55	0.18	0.30	0.08	0.22

Ga-Phasha <75 degrees rock temperature			Total			Attributable to Atlatsa			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t	Cu grade %	Ni grade %
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t
Mineral Resources	Measured	UG2	40.4	6.00	7.8	51.0	20.6	6.00	2.53	2.86	0.51	0.10	0.03	0.15
	Indicated	UG2	60.8	5.84	11.4	51.0	31.0	5.84	2.46	2.79	0.50	0.10	0.03	0.15
	Meas + Ind	UG2	101.2	5.90	19.2	51.0	51.6	5.90	2.49	2.82	0.50	0.10	0.03	0.15
	Inferred	UG2	209.8	6.25	42.2	51.0	106.9	6.25	2.61	3.00	0.54	0.10	0.04	0.16

	Total Resource	UG2	311.0	6.10	61.4	51.0	158.5	6.10	2.56	2.92	0.52	0.10	0.04	0.15

Notes:

(1)	The QPs responsible for the compilation of the mineral resources are G. Mitchell Pri. Sci. Nat., A. Deiss Pri. Sci. Nat. and Dr. W. Northrop. All QPs are independent consultants to Atlatsa.
(2)	The mineral resources are inclusive of mineral reserves.
(3)	The mineral resources are inclusive of dilution and recovery factors.
(4)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied.

A cut-off grade of 3.23 g/t for the UG2 Reef was applied.

(5)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral resources.
(6)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

* Oxidised Mineral Resources are included in the estimate as follows: Merensky Reef 7.98 Mt at 4.28 4E g/t and 1.10 Moz 4E UG2 Reef 7.79 Mt at 5.98 4E g/t and 1.50 Moz 4E

# Mineral Resources above 75oC virgin rock temperature (greater than 2400 m below surface): Merensky Reef 0.45 Mt at 4.90 4E g/t and 0.07 Moz 4E

The QPs do not consider changes from the previous report to be material.

Exploration and Development

Atlatsa and Anglo Platinum have completed a high level technical review to determine the optimal extraction strategy for the contiguous Bokoni Mine and Ga-Phasha orebodies. The results of the review indicated that optimal extraction of the Ga-Phasha orebody would be to realise synergistic opportunities with the Bokoni and Twickenham Mines. It was for this reason that Atlatsa and Anglo Platinum agreed to divide the Ga-Phasha Project into and eastern and western section that could be incorporated into Anglo Platinum’s Twickenham Mine and the Bokoni Mine, respectively. The western portion of Ga-Phasha (Klipfontein and De Kamp farms) will be exploited in the future via the Brakfontein infrastructure.

See Item 4 “Restructure Plan” for information on the proposed sale of the Eastern Portion of the Ga-Phasha Project to Anglo Platinum.

The Platreef Project

Agreements

Atlatsa holds a 51% interest in the Kwanda and Boikgantsho Projects through Holdco. Further details of Atlatsa’s interests in the Central Block and Rietfontein properties are given under Location and Property Description below.

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

Figure 7. Property Holdings, Platreef Properties

Prospecting or mineral rights held by Atlatsa, through Plateau Resources, including its 51% ownership of Bokoni Platinum Holdings is listed in table 8 below:

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

Atlatsa holds interests in mineral rights (or “farms”) over 37,000 ha that make up the Central Block, the Rietfontein Block, the Boikgantsho and Kwanda Projects, collectively, known as the Platreef Properties.

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

•	Atlatsa will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Atlatsa.

•

Atlatsa is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Atlatsa has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Atlatsa. On delivery of the feasibility study Atlatsa may elect to either:

•	Retain a participating interest in the Extended JV and finance its pro rata share of the project development going forward; or

•

Relinquish its participating interest in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block

The Central Block consists of five farms or portions thereof, acquired by Atlatsa, through its wholly-owned South African subsidiary Plateau, prior to its joint ventures with Anglo Platinum. It also includes one portion of the Dorstland farm acquired by way of an agreement with RPM. Dorstland 768LR was acquired through an agreement with Pinnacle Resources in 1999. Rights to the other farms or portions are administered by the Department of Mineral Resources (“DMR”).

The Company is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Kwanda Project (North Block and South Block)

On May 16, 2002, Atlatsa, through its wholly-owned South African subsidiary, Plateau completed a joint venture agreement with RPM for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex.

As of July 1, 2009, the joint venture terminated and Kwanda Platinum Mine Proprietary Limited, a wholly owned subsidiary of Holdco, owns the respective interest in and assets relating to the Kwanda Project. As a result of the completion of the Bokoni Transaction, Atlatsa effectively owns 51% of the Kwanda Project.

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

Agreements

Atlatsa holds a 51% interest in the Boikgantsho property through Holdco as described under Item 4.1. above. On completion of the refinancing transaction, referred to under Item 4 under “Restructure Plan”, the Boikgantsho Project will be sold to Anglo Platinum.

In 2010, Atlatsa engaged the services of TWP Projects (The Basil Read Group) and Kai Batla Minerals Industry Consultants to complete an updated mineral resource and reserve estimate for the Boikgantsho Project. Kai Batla relogged several drillholes and re-sampled several holes in order to verify the reliability of the existing assay database. The re-assaying results demonstrated that the current assay database could be duplicated and thus could be used in estimating a South African Code for Reporting of Mineral Resources and Mineral Reserves (“SAMREC Code”) and Canadian Institute of Mining and Metallurgy (“CIM”) compliant mineral resource model.

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

The QP responsible for the updating of the mineral resource is Mr D. Ferreira, B.Sc. Pri Sci. Nat. D. Ferreira is an independent consultant to Atlatsa.

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

In late 2003, the Boikgantsho Joint venture was established to explore the Drenthe, Witrivier and the northern part of Overysel farms. In 2004, Atlatsa as operator completed 36,478 m of infill and step out drilling on the three farms, significantly increasing the size of the Drenthe deposit and identifying a second deposit on the northern part of Overysel farm. Drilling to September 2004 outlined total indicated resources in the two deposits of 176.6 million tonnes grading 1.35 g/t 3PGM and 0.13% nickel, and additional inferred resources in the two deposits of 104.1 million tonnes grading 1.23 g/t 3PGM and 0.14% nickel, both estimated at a $20 gross metal value per tonne (GMV/t) cut-off.

In June 2005, two exploration holes were drilled on the farm Swerwerskraal, for a total of 535.1 meters. Although Platreef-like rocks were intersected, only sporadic thin intervals of PGM mineralization were encountered in these drillholes.

In 2010, Atlatsa approached Kai Batla Mineral Industry Consultants (“Kai Batla”) to update the 2005 mineral resource estimate. This program involved re-logging a number of drillholes under the guidance of Dr. Andrew Mitchell, and a number of re-assays in order to assess whether the data could be replicated and utilized to produce a compliant mineral resource model. No additional drilling was done throughout this study.

Geological Setting and Mineralization

The Bushveld Complex (“BC”) is an extremely large, saucer–shaped, layered igneous intrusion occurring in the northern part of the country within the boundaries of South Africa. The BC is the world‘s largest known ultramafic igneous intrusion, and extends approximately 450km east to west and approximately 250km north to south. It occupies parts of Limpopo Province, North-West Province, Gauteng Province and the Mpumalanga Province. It is estimated to have been formed approximately 2,000 million years ago (“Ma”). The BC is host to PGM mineralization in addition to chrome, vanadium, nickel and copper.

The five lobes are referred to as the Western, Eastern, Northern (includes both the Potgietersrus and Villa Nora compartments), South-Eastern, and Far-Western areas. The South-Eastern BC is completely covered by sedimentary successions of the Karoo Supergroup, while the remaining four lobes are variably exposed with some areas under extensive soil cover; see Figure 8.0

Figure 8.0: Geological Map of the Bushveld Complex

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

Sampling and Analysis, and Security of Samples

As of December 2005 Atlatsa had completed 372 diamond drillholes in the ‘PR’ series. These included 35 holes (PR-01 to PR-35) in 2000, 3 holes in 2002 (PR-36 to PR-38) 12 holes (PR-39 to PR-50) in 2003 184 holes (PR-51 to 234) in 2004 and 138 (PR-235 to 372) in 2005. On the Drenthe farm, eight “DT” series core holes were completed by Plateau Resources in 1998, and were examined during an Atlatsa due diligence level investigation in 1999. The platinum and palladium results reported by Plateau Resources (Pty) Ltd. were substantiated (Rebagliati and Titley, 1999) during this review. Information on previous Platreef drillholes have been compiled from sources believed to be reliable; however, the sampling and analytical methods are generally not known.

The original Atlatsa sampling and analytical protocols are set out in a core-logging manual (Titley, 2000). This manual also has suggested protocols for geotechnical and geological logging, specific gravity measurements, core photography, data compilation and verification. Some minor modifications were made to the original guidelines as the program progressed in order to improve operational efficiency.

The boxed core was picked up at the drill rig and transported to a secure core logging facility near Mokopane for core photography, geotechnical logging, geological logging, sample selection, quality control designation and sampling by Atlatsa personnel. The average recovery for all drill run intervals cored by Atlatsa is 92.7% (year 2000 drillholes) and 98.2% (2002-2003 drillholes) and 92.3% (2004 drillholes). Within the mineralized intervals, (>1000 ppb PGM), the average core recovery is 95.0% (year 2000 drillholes) and 98.2% (2002-2003 drillholes), 96.3% (2004 drillholes) and 96.9% (2005 drillholes). Specific Gravity (“SG”; Bulk Density) measurements of core were taken from every second mineralized sample interval. The average SG for the mineralized intervals is 3.01 (year 2000 drillholes) and 3.06 (year 2002 drillholes), 3.00 (2004 drillholes) and 3.04 (2005 drillholes).

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

Samples were taken by sawing the core in half lengthwise with a diamond blade. The average length-wise half-split sample provided approximately 2.0kg of material. In 2000, the samples were transported to Set Point Laboratories (“SPL”), which incorporates the former Bergstrom & Bakker, Goldlabs and Rocklabs, at 46 Chadwick Avenue, Wynberg, South Africa. The remaining half core was returned to the boxes and stored at the secure Atlatsa storage facility. In 2002, 2003 and 2004, the samples were delivered to SPL’s laboratory at Mokopane for sample preparation. In 2002 and 2003, the prepared samples were shipped to SPL’s analytical laboratory, which moved to Isando in 2003. In 2004 and 2005, the prepared pulps were shipped by air freight to Acme Analytical Laboratories in Vancouver, Canada, for analysis.

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

Figure 1.0 Main Zone Norite

Figure 2.0 PLR1 Gabbronorite

Figure 3.0 PLR2 Harzburgite

Borehole PR-096 was selected for whole-rock analysis to establish the differences between the various lithologies. A set of 23 samples, covering Main Zone norites, PLR1 gabbronorites and PLR2 harzburgites was submitted to the University of KwaZulu-Natal for whole-rock major and trace element analysis by XRF spectrometry. CIPW Norms were calculated from the major element data as an aid to rock classification. Summary data are plotted in Fig. 6. The results show the Main Zone norite to have higher concentrations of the plagioclase-compatible elements (e.g. Al, Na, K, Sr) than other lithologies for a given height (see the plot of Sr in Fig. 6).

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

Figure 5.0 Cr/V ratio and Sr concentration in borehole PR-096 from whole-rock XRF analysis

In the figure above, brown squares represent Main Zone norite samples, green triangles PLR1 gabbronorite, and purple stars PLR2 harzburgite. Pt+Pd+Au and Cr profiles are from Atlatsa’s original assay database.

Sample Preparation

Sample preparation work completed at SPL included: drying, crushing (to 90% < 1.7mm) and pulverization (to 90% < 75µm) of regular mainstream samples, insertion of Atlatsa’s standard reference material samples, and splitting out of duplicate samples for in-line analysis at the primary assay laboratory and check analysis at a second laboratory. In 2000, 2002 and 2003, the duplicate samples were analyzed at the SGS Springs laboratory and SGS Lakefield (in South Africa). In 2004 and 2005, the duplicate samples were analyzed by SPL.

Analyses and Security

The following outline describes the analytical protocol used. Six analytical laboratories were used by Atlatsa for the 2000-2005 drill programs:

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

PL - Performance Laboratories (Pty) Limited, Deep Shaft Road, Krugersdorp, South Africa. Did standard reference material preparation, homogenization and splitting (Analytical portion of their work sub-contracted to SGS).

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

All regular, in-line duplicate and inserted Atlatsa standard precious metal analyses for drillholes PR-001 through PR-050 were performed by SPL. All regular, in-line duplicate and inserted Atlatsa standard precious metals analyses for drillholes PR-051 through PR-372 were performed by Acme.

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

Table 9.0 Mineral Resource as Reported by Geologix – December 20041

AREA	Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni (%)	Cu (%)
Drenthe	Indicated	132,239,500	0.53	0.62	0.09	0.14	0.09
	Inferred	88,640,000	0.49	0.58	0.09	0.15	0.09

Overysel North Segment 1	Indicated	8,985,000	0.71	0.93	0.10	0.08	0.05
	Inferred	1,750,000	0.59	0.85	0.09	0.08	0.05
Overysel North Segment 2	Indicated	35,436,500	0.66	0.85	0.10	0.10	0.06
	Inferred	13,693,500	0.66	0.88	0.10	0.11	0.07

Totals	Indicated	176,661,000	0.57	0.69	0.09	0.13	0.08

	Inferred	104,084,000	0.52	0.63	0.09	0.14	0.09

(1)	The mineral resources are inclusive of dilution and recovery factors.
(2)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied.

A cut-off grade of 3.23 g/t for the UG2 Reef was applied.

(3)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral resources.
(4)	The 4E elements is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).
(5)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(6)	Gross Metal Value per tonne (GMV/t) is sum of Pt, Pd, Au, Cu and Ni grades multiplied by the following metal prices:

Pt – US$650/oz; Pd – US$250/oz; Au – US$375/oz; Ni – US$4/lb; Cu – US$1/lb.

(7)

G.J. van der Heever, Pr.Sci.Nat., of GeoLogix, an independent QP, is responsible for the resource estimate. The resource estimate is described in December 2004 and March 2005 technical reports, filed on SEDAR.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This Annual Report uses the terms “measured resources” and “indicated resources”. Atlatsa advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This Annual Report uses the term “inferred resources”. Atlatsa advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See the “Cautionary Note to U.S. Investors”.

In 2011 Atlatsa approached TWP to complete some preliminary analysis of the economics of the deposit for open pit and resource planning. This was done using the following parameters:

•	Pt selling price of US$1,803/oz,

•	Pd selling price of US$788.60/oz,

•	Au selling price of US$1,438.14/oz,

•	Ni selling price of US$11.26/lb,

•	Cu selling price of US$4.37/lb,

•	Assuming a total mining cost of ZAR23.11/tonned mined,

•	Assuming a fixed processing cost of ZAR13.66/tonne,

•	Assuming a variable processing cost of ZAR69.98/tonne,

•	Recoveries of 80% for Pt and Pd, 77% for Au, 71% for Ni and 66% for Cu.

The breakeven grade was calculated to be 0.5g/t for Pt. Hence, resource results were tabulated at the 0.5g/t Pt thresholds and are presented below in Table 1 for Measured and Indicated Resources, and in Table 11 for Inferred Mineral Resources. The resources tabulated have been truncated to the rock/overburden interface; this interface was previously modeled as a digital terrain model (“DTM”) using the lithological tagging in the drillhole dataset.

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

The QP responsible for the updating of the mineral resource is Mr D. Ferreira, B.Sc. Pri Sci. Nat. D. Ferreira is an independent consultant to Atlatsa.

Exploration and Development

Boikgantsho Project

Historically, significant exploration drilling has been conducted at the project site which has led to the declaration of a Mineral Resource in the indicated and inferred categories. This Mineral Resource was the basis of a high level preliminary evaluation undertaken by Atlatsa and published in February 2005. Though the preliminary evaluation was at a level where definitive economic evaluation could not be carried out, the results of the work undertaken showed that the project value was significant enough to warrant further study. A review of the scoping study has been completed. A prefeasibility study was initiated in May 2010 and has been temporarily postponed due to the pending transaction with Anglo Platinum.

See Item 4 “Restructure Plan” for details regarding the proposed sale of this project to Anglo Platinum.

Kwanda and Central Block Projects

The Group intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2013 at a cost of approximately $0.2 million.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. The Company adopted IFRS as of January 1, 2009.

The Group incurred a net loss for the year ended December 31, 2012 of $95.6 million (2011: $147.9 million) and as of that date its total assets exceeded its total liabilities by $205.3 million (2011: ($28.1 million)). The Company continues to incur losses.

The Company embarked on a restructuring and recapitalising plan during 2012 and on September 28, 2012 Phase One of the restructuring plan was completed. The effect was a consolidation of all loan facilities into one facility at a more favourable interest rate of 6.27% compared to 12.31% of the previous facility. The funds available from this facility are expected to meet the Group’s projected cash flow requirements until approximately June 2013. The Company is currently engaged in negotiations with Anglo Platinum to implement Phase Two of the plan to reduce the debt by $287.1 million (ZAR2.45 billion) and for additional funds to be made available from Anglo Platinum to meet the Group’s projected cash flow requirements until approximately the end of 2015. Under the proposed plan the new restructured debt will only be repayable once the Company generates sufficient free cash flow.

Anglo Platinum has currently extended financial support until August 31, 2013.

These conditions above give rise to a material uncertainty which may cast significant doubt about the ability of the Company and its subsidiaries to continue as a going concern and, therefore that they may be unable to realise its assets and discharge its liabilities in the normal course of business. See Section 1.12 “Liquidity” in the Management Discussion and Analysis for the fiscal year ended December 31, 2012 (filed on March 28, 2013).

Atlatsa’s audited consolidated financial statements however are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that debt restructuring and accompanying funding arrangements as described above are successfully negotiated and approved by the shareholders by June 2013.

Subsequent to the completion of the initial acquisition of the Bokoni Mine (Effective July 1, 2009) by the Company, on February 2, 2012, Atlatsa and Anglo Platinum announced the material terms of the Restructure Plan for the Bokoni Group. This includes financing for ongoing operations, and the Company expects that the implementation of this transaction together with existing debt facilities will provide adequate resources to fund its activities and pay its liabilities in the foreseeable future. Subsequent to announcing the material terms of the Restructure Plan the Company announced that it, together with Anglo Platinum and Bokoni Mine management, had undertaken a strategic review of the Bokoni Mine operations in order to assess the optimal mine plan for Bokoni Mine going forward. This review process was completed and the parties are currently in discussion surrounding the optimal financing strategy to support such mine plan.On September 28, 2012 the Company announced that it, together with Anglo Platinum, had completed Phase One of the Restructure Plan, whereby the Company consolidated all of its debt owing to Anglo Platinum into the Consolidated Debt Facility and lowered its cost of borrowing. Refer to Section 4A “Restructure Plan”.

For additional details with respect to historical exchange rates, see Item 3 - “Key Information”. The outlook for Atlatsa’s assets primarily relates to the outlook for platinum group metals. For information relating to the historical prices for platinum group metals, see Item 5D - “Trend Information” below.

Key drivers of the Company’s operating results and principle factors affecting its operating results

The principal uncertainties and variables facing the Company’s business and, therefore, the key drivers of its operating results are:

•	The prices of PGM metals, which fluctuates widely in U.S. dollars and ZAR;

•	The production tonnages and PGM content thereof, impacting on the amount of PGM metals the Company produces, at its operations;

•	The cost of producing the PGM metals as a result of mining efficiencies; and

•	General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations, particularly in South Africa.

•	Refinancing of the current debt structure

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

The movements in the U.S. dollar PGM spot price for 2012, 2011 and 2010 are indicated in the following table:

Monthly average basket PGM prices	2012 fiscal year		2011 fiscal year		% change
Lowest PGM price during the fiscal year	US$	1,015	US$	1,112	(9%)
Highest PGM price during the fiscal year	US$	1,202	US$	1,515	(21%)
Average PGM price during the year	US$	1,105	US$	1,381	(20%)
PGM price at end of the year	US$	1,120	US$	1,141	(2%)
PGM price at beginning of the year	US$	1,105	US$	1,435	(23%)

Monthly average basket PGM prices	2011 fiscal year		2010 fiscal year		% change
Lowest PGM price during the fiscal year	US$	1,112	US$	1,127	(1%)
Highest PGM price during the fiscal year	US$	1,515	US$	1,452	4%
Average PGM price during the year	US$	1,381	US$	1,256	10%
PGM price at end of the year	US$	1,141	US$	1,452	(21%)
PGM price at beginning of the year	US$	1,435	US$	1,127	27%

Based on Atlatsa’s 2012 PGM production, the approximate sensitivity of its revenue to a 10% increase or decrease in the 2012 average market PGM price is a $11.3 million (ZAR93 million) increase or decrease in revenue.

PGM production and operating costs

Production from the Bokoni Mine for Fiscal 2012 totaled 863,675 tonnes and 102,671 4E ounces at an average yield of 4.21. Refer to Item 5A. “Operating Results” for the production statistics of the Bokoni Mine.

The Company’s costs and expenses consist primarily of operating costs, royalties and depreciation. Operating costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of PGM metals. Labor is the largest component of operating costs consisting 41% of direct operating costs at the Bokoni Mine in Fiscal 2012. This amount is normally approximately 50% of operating costs but was lower in 2012 as a result of the strike action at Bokoni Mine. See “Illegal Strike Action at Bokoni Mine”.

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

Effect of exchange rate fluctuations

For Fiscal 2012, 100% of the Company’s revenues were generated from the Bokoni Mine in South Africa. During this period the U.S. dollar strengthened by 12% against the ZAR. As the price of PGM metals are denominated in U.S. dollars and the Company realizes its revenues in ZAR, the appreciation of the U.S. dollar against the ZAR increases the Company’s profitability, whereas the depreciation of the U.S. dollar against the ZAR reduces its profitability.

Currency hedging

Atlatsa does not engage in any hedging operations with respect to currency or in-situ minerals. Funds in excess of Atlatsa’s immediate needs are invested in short term near-cash investments pending the requirements for the funds. In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Effect of inflation

South Africa went through a period of increased inflation along with other world markets in 2008. The South African inflation rate stabilized in fiscal 2009 and the CPI (“Consumer Price Inflation”) index was 5.7% in December 2012 (2011: 6.1%). The Company’s operating costs are directly impacted by inflation.

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

5 A.	Operating Results

Consolidated statements of financial position	As at December 31, 2012	As at December 31, 2011	As at December 31, 2010

Total assets	$814,065,329	$893,008,966	$1,092,106,255

Non-current liabilities ( including short-term portion of loans and borrowings)	$587,919,471	$897,968,643	$938,895,976

Consolidated statements of comprehensive income	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010

Revenue	$117,557,331	$144,406,716	$148,286,833

Cost of sales	($195,387,551)	($209,966,805)	($173,151,188)

Gross loss	($77,830,220)	($65,560,089)	($24,864,355)

Loss for the year	($95,566,870)	($147,864,548)	($93,658,806)

Basic and diluted loss per share	$0.04	$0.19	$0.12

Weighted average number of common shares outstanding	424,791,411	424,783,603	424,665,314

With effect from July 1, 2009, Atlatsa transformed from an exploration and development company into a PGM producer as detailed in Atlatsa’s Amended Business Acquisition Report, dated September 28, 2010 (furnished to the SEC on Form 6-K on February 1, 2011). This transformation was achieved through the Bokoni Transaction. The Bokoni Transaction is discussed in detail in Item 4.A.

Highlights

Consolidated Statements of Financial Position

Fiscal 2012 compared to Fiscal 2011

The decrease in total assets of $78.9 million is primarily due to the effect of translating property, plant and equipment of the South African subsidiaries from ZAR to $, which equates to $55.4 million and a decrease in trade and other receivables of $23.8 million.

The decrease in non-current liabilities of $310 million is largely due to the recognition of a fair value gain of $215.5 million on the Consolidated Debt Facility, translating loans and borrowings of the South African subsidiaries equating to a foreign exchange difference of $53.2 million, settlement of the “A” Preference shares between RPM and Holdco of $198.5 million, drawdowns of $72.8 million and interest accrued of $84.5 million.

Fiscal 2011 compared to Fiscal 2010

The decrease in total assets of $199.1 million is primarily due to the effect of translating property, plant and equipment of the South African subsidiaries from ZAR to $, which equates to $161.7 million and the reduction in cash and cash equivalents of $9.8 million.

The decrease in total non-current liabilities, including the short-term portion of the loans and borrowings, is primarily due to the effect of translating the non-current liabilities of the South African subsidiaries from ZAR to $, as well as a reduction in the deferred tax liability. This decrease was partially offset by the increase in the loans and borrowings due to the interest accrued on the A Preference Share Facility, 2009 Senior Debt Facility and Operating Cash Shortfall Facility (“OCSF”), as well as the drawdowns made on the OCSF during Fiscal 2011.

Consolidated Statements of Comprehensive Income

Fiscal 2012 compared to Fiscal 2011

The decrease in revenue is due to lost production from October 1, 2012 to mid December 2012 as a result of an unprotected strike at the Bokoni Mine resulting in approximately 35,500 PGM oz (4E) of production being lost in Q4 2012. The PGM basket price was also 12% lower in 2012 in comparison to 2011.

The loss for Fiscal 2012 decreased by $52.3 million from the previous year. The loss per share decreased from 19 cents to 7 cents as at December 31, 2012. The decreased loss is due to the recognition of a fair value gain as a result of the various sources of debt being consolidated into a single facility as a result of Phase One of the Restructure Plan, lower interest charge as a result of the revised terms on the Consolidated Debt Facility and a deteriotion in the exchange rate.

Revenue

The Bokoni mine concentrator milled 863,675 tonnes in Fiscal 2012, which is 18% lower than the 1,047,401 tonnes milled in Fiscal 2011. As a result of the decreased tonnes milled, the Bokoni Mine produced less 4E ounces than in Fiscal 2011, mostly due to the strike in Q4 2012.

•

Revenue from the sale of concentrate for Fiscal 2012 was $117.6 million (ZAR964 million) compared to Fiscal 2011 of $144.4 million (ZAR1,055.6 million). The decrease of $27 million (19%) is mainly due to a lower production of 4E ounces;

•	4E ounces produced in Fiscal 2012 produced 102,671 ounces compared to 113,625 ounces (-9.6%) in Fiscal 2011.

•

The PGM basket price (US$) for Fiscal 2012 was 12% lower than the basket price achieved for Fiscal 2011. The basket price for Fiscal 2012 was US$1,221/oz (ZAR9,978/oz) compared to US$1,380/oz (ZAR10,028/oz) for Fiscal 2011

Cost of sales of $195 million for Fiscal 2012 was $14.6 million (-6.94%) lower than Fiscal 2011’s cost of sales of $209.9 million. The main reasons were as follows:

•

Labor costs for Fiscal 2012 decreased by 6% ($5.3 million) compared to Fiscal 2011 which is attributable to the weakening of the ZAR by 12%. Labor costs in ZAR for Fiscal 2012 increased by 5% (ZAR32 million) compared to Fiscal 2011. The increase is mainly as a result of:

•	an increase in January 2012 of 8% in annual salaries for monthly and total package employees;

•	an increase in July 2012 of 9% for union members and officers and monthly-daily paid employees (both basic salary as well as allowances);

•	the impact of the salary increases on the leave pay provision adjusted in January and July of each year;

•	an increase in bonus payments;

•	a 1% increase in enrolled labour as well as a change in staff mix;

•	the provision for retention bonuses; and

•	the above increases were partially reduced as a result of employees that were not paid as a result of the unprotected strike in Q4 2012.

•

Labor costs for Q4 2012 decreased by $7 million (-31%) compared to Q4 2011. The unprotected strike was handled on a “no work – no pay” basis, which contributed mainly to the decrease in labour costs compared to the prior year. Included in the labour cost for Q4 2012 were strike-related overtime of $0.2 million and the payment of loyalty bonuses and sign-on bonuses of $0.9 million.

•

Contractor costs for Fiscal 2012 decreased by $3.3 million (-18.5%) compared to Fiscal 2011. The decrease was mainly due to development work at Brakfontein that now falls within the capital footprint and lower maintenance cost on the load haul dump fleet, partially offset by additional contractor cost at the Vertical shaft for re- and sub-development and production driven contractor cost increases at the UM2 shaft. In Q4 2012 the decrease was driven by the effect of the unprotected strike during this quarter.

•

Storage costs for Fiscal 2012 decreased by $4.3 million (-13%) compared to Fiscal 2011. The increase was driven by increased tonnes delivered (8%) and increased square meters (10%). The storage costs associated with development are more expensive than stoping costs. Equipping costs increased to improve the flexibility at the various shafts and engineering costs increased, mainly due to increased maintenance to the trackless machines at MPH and Brakfontein. This was offset by implementing better cost controls. The unprotected strike experienced at the mine during Q4 2012 affected the production performance severely, which led to the savings in stores costs compared to the prior year.

•

Utility costs for Fiscal 2012 increased by $0.1 million (1.6%) compared to Fiscal 2011. The annual increase from Eskom (South African national power supplier) accounted for majority of this increase, but was offset by the fact that the Bokoni Mine did not operate during Q4 2012.

•	Sundry costs for Fiscal 2012 increased by $2.4 million (12.5%) compared to Fiscal 2011.

•	Additional expenses in Q4 2012, included strike-related costs for security, accommodation, food, printing and legal fees of $2.2 million.

•	Changes in inventory for Fiscal 2012 increased by $0.8 million compared to Fiscal 2011.

•	Depreciation for Fiscal 2012 decreased by $5 million compared to Fiscal 2011.

•	The above cost variances were impacted by a weakening of 12% in the average ZAR to $ exchange rate.

On a cost per tonne basis, production cost for Fiscal 2012 was US$187.3 (ZAR1,535) per tonne as compared to US$163.4 (ZAR1,194) per tonne for Fiscal 2011, a US$ increase of 15% (increase of 29% in ZAR, which is the functional currency of the Bokoni Mine). The increase is a result of the reasons discussed above.

•	Finance expenses of $82.8 million (Fiscal 2011 – $92.0 million)

The increase in the OCSF draw downs and compounded interest on the funding loan facilities contributed to an increased interest expense until September 28, 2012. As a result of Phase One of the Restructure Plan, interest incurred for Q4 2012 amounted to $12.8 million compared to $21.7 million in Q4 2011.

Refer to note 18 of the annual consolidated financial statements (available on SEDAR) for details of the individual liabilities to which the finance expense relate.

•	Income tax expense of $10.6 million (Fiscal 2011 - $32.7 million Income tax credit)

Taxable losses and deductible expenditure incurred by the Bokoni Group in Fiscal 2011, resulted in a reduction in the deferred tax liabilities during the year. In Fiscal 2012, a deferred tax expense arose as a result of the recognition of the fair value gain to reflect Phase One of the Restructure Plan. Refer to note 28 of the notes to the annual consolidated financial statements for a reconciliation of the income tax for the periods. The primary reason for the difference between the statutory tax rate of 25% and the effective tax rate of (12.44%) during Fiscal 2012 is as a result of the fair value gain on the loans not being taxable and non-deductible expenditure, including preference share dividends which are not tax deductible.

Tax losses that would result in deferred tax assets and a reduction in the tax expense have not been recognised as it is not expected that the subsidiaries that the losses relate to will have future taxable income to utilise the tax losses.

•	Exchange rate

The average ZAR to $ exchange rate for Fiscal 2012 was ZAR8.19=$1, a weakening of 12% compared to the average exchange rate for Fiscal 2011 of ZAR7.32=$1.

On revenue, the average realized ZAR/US$ exchange rate for Fiscal 2012 was ZAR8.17=US$1 compared to the average exchange rate for Fiscal 2011 of ZAR7.26 = US$1 (a weakening of the ZAR against the US$ of 12%).

•	Capital

Total capital expenditure for Fiscal 2012 was $38.9 million (as opposed to $28.7 million for Fiscal 2011), comprising 46.8% sustaining capital and 53.2% project expansion capital (as opposed to 50% sustaining capital and 50% project expansion capital for Fiscal 2011).

•	Royalties

The Fiscal 2012 calculated royalty tax percentage for Bokoni Mine was the minimum percentage of 0.5% (Fiscal 2011 0.5%), and the resulting royalty expense for Fiscal 2012 amounted to $0.5 million ($0.6 million for Fiscal 2011).

Fiscal 2011 compared to Fiscal 2010

The loss for Fiscal 2011 increased from $93.7 million in the previous year to $147.9 million. The loss per share increased from 12 cents to 19 cents as at December 31, 2011. The increased loss is due to lower production and escalating costs at Bokoni Mine, as well as increased finance expenses.

The major contributors to the increase in the loss to $147.9 million for Fiscal 2011 were:

•	A gross loss from mining activities of $65.6 million (Fiscal 2010 - $24.9 million).

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

Cost of sales of $209.9 million for Fiscal 2011 was $36.7 million higher than the $173.2 million for Fiscal 2010, mainly as a result of:

•	Labor cost increasing due to increases in labor numbers, annual salary increases, overtime hours and bonus payments.

•	Increasing use of third party companies contracted to carry out re- and sub-development depending on management’s production and development planning requirements.

•	Increases in storage costs based predominately on inflationary increases, panel equipping costs, increase on liner and mechanical critical spares and tonnes milled.

•	Utility costs increased due to annual tariff increases.

•

Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress was capitalized (with specific reference to the capitalization of the Brakfontein Project in the second quarter of 2010).

On a cost per tonne basis, production cost for Fiscal 2011 was US$164 (ZAR1,194) per tonne as compared to US$ 135 (ZAR989) per tonne for Fiscal 2010, a US$ increase of 21% (increase of 21% in ZAR, which is the functional currency of Bokoni Mine).

•	Finance expenses of $92.0 million (Fiscal 2010 – $67.5 million)

Due to the compounding effect of the interest on the A preference Share Facility, the 2009 Senior Debt Facility and the OCSF, the reduction of capitalized interest expense, as well as the drawdowns made on the OCSF during Fiscal 2011, the finance expenses increased in Fiscal 2011. Refer to note 18 of the annual consolidated financial statements (available on SEDAR) for details of the individual liabilities to which the finance expense relate.

•	Income tax (credit) of $32.7 million (Fiscal 2010 - $17.3 million)

Taxable losses and deductible expenditures incurred by the Bokoni Group in Fiscal 2011, resulted in a reduction in the deferred tax liabilities during the year. Refer to note 28 of the notes to the annual consolidated financial statements for a reconciliation of the income tax for the periods. The difference between the statutory tax rate of 26.5% and the effective tax rate of 17.76% during Fiscal 2011 is primarily due to non-deductible expenditure, including preference share dividends which are not tax deductible.

•	Exchange rate

The average ZAR to $ exchange rate for Fiscal 2012 was ZAR8.20=$1, a weakening of 12% compared to the average exchange rate for Fiscal 2011 of ZAR7.33=$1.

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

Safety

There were no fatal accidents during Fiscal 2012. Atlatsa’s LTIFR improved to 0.93 in Fiscal 2012 from 1.87 in Fiscal 2011. Management remains committed to safety at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Development

Total development metres decreased by 28% from Fiscal 2011 to Fiscal 2012.

The recovered grade improved by 9% from 2011 to 2012 and can be largely attributed to improved performance at the concentrator.

Bokoni Mine production statistics

		2012 12 months	% Change	2011 12 months	2011 12 months	% Change	2010 12 months
4E oz produced	Oz	102,671	(10)	113,625	113,625	(2)	116,164
Tonnes milled	T	863,675	(18)	1,047,401	1,047,401	—	1,044,084
Recovered grade	g/t milled,4E	4.21	9	3.86	3.86	(6)	4.12
UG2 mined to total output	%	34.07	5	32.6	32.6	1	32.2
Development meters	M	7,550	28	10,549	10,549	3	10,292
ZAR/t operating cost/tonne milled	ZAR/t	1,535	(29)	1,194	1,194	(21)	989
ZAR/4E operating cost/4E oz	ZAR/4E oz	12,902	(17)	11,009	11,009	(24)	8,888

Total labor (mine operations)	Number	5032	(5)	5,324	5,324	4	5,116

The above information relates to the Bokoni Mine segment of the Company. The Projects segment relates to the Company’s exploration projects and did not generate any revenue.

Discussion of Last Eight Quarterly Results

$ Million *	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
Revenue	0.8	43.9	38.7	34.1	32.5	45.3	35.9	30.7
Cost of sales	(35.5)	(54.1)	(52.4)	(53.4)	(51.1)	(55.0)	(56.2)	(47.6)

Gross loss	(34.7)	(10.2)	(13.7)	(19.3)	(18.7)	(9.7)	(20.3)	(16.9)

Loss for the period	(63.7)	(49.8)	(40.4)	(41.3)	(35.6)	(30.1)	(46.1)	(36.1)

Basic and dilutedearnings/( loss) per share ($)	(0.10)	0.16	(0.05)	(0.05)	(0.04)	(0.04)	(0.07)	(0.04)
Weighted number of common shares outstanding (million)	425	425	425	425	425	425	425	425

*	Data for all presented periods was prepared in accordance with IFRS.

Atlatsa is continuing its efforts to grow production (Phase 1 expansion program at the Bokoni Mine) in order to achieve Atlatsa’s long-term goal of achieving a monthly production of 160,000 tonnes per month in the medium term.

All of the above factors contributed to the increase in revenue to a high of $45.3 million for Q3 2011 to an all-time low of only $0.8 million in Q4 2012. Fluctuation in revenue between the quarters is mainly a result of fluctuation in production and varying PGM basket prices and exchange rates, including:

•

Production has varied from period to period predominately as a result of production efficiencies, potholing and safety stoppages and the illegal strike in Q4 2012. Revenue is also impacted by concentrate grade and chrome penalties respectively. Production levels reached a high of 38,819 4E ounces during Q3 2012 and a low of 2,045 4E ounces during Q4 2012. This 95% variance indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above.

•

PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,457 for the three months ended March 31, 2011 to a low of US$1,172 for Q3 2012. This 20% variance indicates the volatility of the PGM basket price to fluctuations.

•

Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during the second quarter of Fiscal 2011 at an exchange rate of ZAR6.80 = US$1 and the weakest during Q3 2012, which was ZAR8.27 = US$1. The 25.3% variance indicates the volatility of the ZAR against the US$ to exchange rate fluctuations.

The period to period variations in cost of sales are mainly as a result of:

•	Labor cost varying due to changes in labor numbers, annual salary increases, overtime hours and bonus payments.

•	Varying use of contractors depending on management’s production and development planning requirements.

•	Fluctuations in storage costs based predominately on tonnes milled.

•	Utility costs varying between winter and summer tariffs, and are also subject to annual tariff increases.

•

Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalized (with specific reference to the capitalization of the Brakfontein Project in the second quarter of Fiscal 2010).

•

Fluctuations in the exchange rate; as the functional currency of Bokoni Mine is in ZAR; all reporting takes place in Canadian $; therefore the cost of sales are also impacted by the weakening of the ZAR.

The increased finance cost, as a result of the drawdowns on the OCSF and the continuing compounding of the interest on the loans and borrowings has contributed to the increase in the quarterly loss during the previous eight quarters.

A discussion of the Registrant’s critical accounting policies can be found in Section 1.11 of its Management Discussion and Analysis for the fiscal year ended December 31, 2012 (filed on March 28, 2013) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

New standards and interpretations not yet adopted

A discussion of the Registrant’s changes in accounting policies can be found in Section 1.12 of its Management Discussion and Analysis for the fiscal year ended December 31, 2012 (filed on March 28, 2013).

B.	Liquidity and Capital Resources

Refer to Section 1.12 and 1.13 of the Management Discussion and Analysis for the fiscal year ended December 31, 2012 (filed on March 28, 2013).

Financial Instruments

Interest rate hedging

The Company currently does not use any financial or derivative instruments for hedging or similar purposes.

Material Commitments for Capital Expenditures

At December 31, 2012, the Company had commitments for capital expenditures of $3.4 million relating primarily to mine development and infrastructure costs for the Bokoni Mine.

C.	Research and Development, Patents and Licenses, etc.

Atlatsa is a resource-expenditure based corporation and, accordingly, does not have a program of intellectual property development or research and development programs generally.

D.	Trend Information

Outlook

2012 remained another volatile and challenging year for the PGM sector, with the Rand PGM basket price remaining relatively flat during the period, compounded by above inflation cost increases in South Africa, largely associated with power utility and wage increases stemming from illegal strike action and subsequent wage settlements concluded amongst major South African PGM producers.

The South African PGM sector in 2012 was marred by a series of illegal, unprotected and often violent labour strikes across the industry which resulted in a significant loss of life, damage to property and loss of production during the period. During the year AMCU (Association of Mine and Construction workers Union), a relative newcomer in the sector, displaced NUM (National Union of Mineworkers) as the dominant Labour Union amongst the major South African PGM producers.

As a result of the strike contamination within the sector and consequent above inflation wage settlements, many PGM producers in South Africa were forced to re-assess their existing capital expansion programmes and a number of expansion projects were either deferred or cancelled as a result of these reviews. In addition, certain mining operations were curtailed and in January,

2013 Anglo Platinum, South Africa’s largest PGM producer, announced its intention to curtail certain operations within its Rustenberg mining complex, which would result in approximately 400,000 Platinum ounces of production being removed from market supply and approximately 14,000 job losses within the sector. This announcement has been met with resistance from both the South African government and labour unions.

In addition to the South African specific issues affecting the PGM sector referred to above, the fundamentals for the PGM metals remained under pressure during 2012 as a result of continued weak demand within the European region automotive sector (largely affecting Platinum), increased supply from recycling activities and spot PGM price volatility, dominated by speculative investment demand (predominantly through Exchange Traded Funds). PGM jewellery demand remained buoyant throughout the year with Chinese demand being the major demand component.

The labour situation within the South African mining sector as well as the risk for further supply disruptions resulting from labour related unrest remains high, with the South African government and certain labour unions advocating for collective bargaining amongst all PGM producers, leading into 2013 wage negotiations due to commence in July, 2013. AMCU, now the largest representative labour union within the sector, has indicated that it will not participate in a collective bargaining process, despite having signed an industry peace accord motivated by the South African Minister of Minerals in early 2013.

A large part of the PGM fundamentals for 2013 will depend on the outcome of the proposed Anglo Platinum restructure plan (and potential removal of approximately 10% of South African platinum supply from the market as a consequence), together with the outcome of the 2013 wage negotiation process in mid 2013.

Should a significant portion of South African supply be removed from the market as a result of the Anglo Platinum restructure plan then this, together with production cutbacks from other South African producers, as well as the announced deferral or cancellation of certain PGM expansion projects in South Africa, should bode well for underlying platinum metal price support in the near, medium and long term. This market supply change, together with a continued depreciation in the ZAR/US$ exchange rate which has weakened the Rand significantly during Q4 2012 and Q1 2013, should support a more positive outlook for the Rand PGM basket price and create for a more balanced market going forward.

Annual Trends

The PGM basket price (in US$) for Fiscal 2012 was 12% lower than the basket price achieved in Fiscal 2011. The US$ platinum price was 9% lower in Fiscal 2012 compared to Fiscal 2011.

The average ZAR:US$ exchange rate demonstrated a weakening of the ZAR of 12% compared to the average exchange rate during Fiscal 2011.

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

F.	Tabular Disclosure of Contractual Obligations

Refer to Section 1.13 of the Management Discussion and Analysis for the fiscal year ended December 31, 2012 (filed on March 28, 2013).

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

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company as at March 28, 2013, the positions and offices presently held by them and the period or periods of time during which each has served as a directors of the Company. Each director’s terms of office expires at the next annual general meeting of the shareholders of the Company.

Name, position with the Company and province or state and country of residence	Period(s) as a Director or Officer of the Company	Common shares beneficially owned, controlled or directed (1) (2)		B3 Preference shares (1) (3)

Fikile Tebogo De Buck (6) (7) (9) (11) Non-Executive Director Gauteng	Since November 2008	Nil

Anu Dhir (6) (8) (9) (10) (11) Lead Independent Non-Executive Director Ontario, Canada	Since July 2008	Nil

Harold Motaung Director, CEO Gauteng, South Africa	Director since September 2004 Chief Executive Officer since April 2011	19,764,462	(4)	18,972,000	(4)

Tumelo Motsisi Director and Chairman Gauteng, South Africa	Since September 2004	28,535,143	(5)	26,784,000	(5)

Rizelle Sampson (9) Non-Executive Director Gauteng, South Africa	Since September 2004	Nil

Joel Kesler Executive: Corporate and Business Development Gauteng, South Africa	Since March 2010	959,361

De Wet Schutte CFO Gauteng, South Africa	Since May 2010	Nil

Patrick Cooke (6) (7) (8) (11) Non-Executive Director Gauteng, South Africa	Since February 2012	3,500

Bava Reddy Executive: Mineral Strategy	Since October 2008	Nil

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

(3)	Directors indirectly own or control a total of 45,756,000 of the total 111,600,000 B3 preference shares which represent approximately 22.7% of the current outstanding shares on a as converted basis.

(4)

Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings (Proprietary) Limited, multiplied by the number of common shares of Atlatsa (115,496,438) held by the Pelawan Trust and direct holdings of 130,068 shares.

(5)

Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings (Proprietary) Limited, multiplied by the number of common shares of Atlatsa (115,496,438) held by the Pelawan Trust and direct holdings of 815,998 shares.

(6)	Member of the Audit and Risk Committee.
(7)	Member of the Nominating and Governance Committee.
(8)	Member of the Compensation Committee.
(9)	Member of the Sustainable Development and Health and Safety Committee.
(10)	Member of the Investment Committee.
(11)	Member of the Special Committee.

Additional details including the principal occupation for the past five years of the above directors are as follows:

FIKILE TEBOGO DE BUCK, BA, FCCA – Director

Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a Bachelor of Arts degree in Economics and Accounting from the University of Swaziland. Ms. De Buck is currently a non-exeutive director and the lead independent director of Harmony Gold Mining Company Ltd and is a member of various board committees of Harmony including the Audit Committee. She is also a non-executive director of Clientele Limited. She has also served in various positions at the Council for Medical Schemes in South Africa.

Ms. De Buck is, or was within the past 5 years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	November 2008	Present
Harmony Gold Company Limited	Director	April 2006	Present
Clientele Limited	Director	November 2012	Present
Clientele Life	Director	November 2012	Present

ANU DHIR, BA, JD – Director

Anu Dhir holds a Bachelor of Arts degree from the University of Toronto and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, United States. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas and technology sectors. Ms. Dhir served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company and is currently Managing Director of Miniqs Limited, a private group primarily interested in resource projects that have the capability to grow into major producing operations. Ms. Dhir is a non-executive director of Great Basin Gold Limited, a TSX-listed company engaged in gold mining and Frontier Rare Earths Limited, a TSX-listed company that is focused on rare earth elements.

During the past five years, Ms. Dhir is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	July 2008	Present
Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	October 2009
Compass Asset Management	Director	June 2009	December 2012
Miniqs Limited	Director and Officer	March 2010	Present
Frontier Rare Earths Limited	Director	November 2010	Present
Great Basin Gold Limited	Director	May 2011	Present

A. H. C. HAROLD MOTAUNG, BSc, MBA – CEO and Director

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

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited. Mr. Motaung has been a director of Atlatsa since September 2004 and is not a director of any other public companies. Mr. Motaung is a founding member of Atlatsa Holdings, the controlling shareholder of Atlatsa. Recently he was appointed and served on the board of Mintek as the non-executive chairman.

Mr. Motaung has been a director of the Company since September 2004, and the CEO of the Company since April 2011.

During the past five years, Mr. Motaung is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	September 2008	Present

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

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions. He was subsequently appointed as the CEO of Kopano Ke Matla. Mr. Motsisi also served as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings. Mr. Motsisi is a member and director of several South African companies. Mr. Motsisi is a founding member of Atlatsa Holdings, the controlling shareholder of Atlatsa. Mr. Motsisi has been a director of Atlatsa since September 2004 and is not a director of any other public companies.

During the past five years, Mr. Motsisi is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	September 2008	Present

RIZELLE M. SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Corporate Finance from the University of London (School of Economics), a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd, she co-founded African Footprint Investment Holdings (Pty) Ltd (“AFIH”), an investment holding company that is mainly black woman owned and managed. Ms. Sampson represents AFIH on the board of Tellumat (Pty) Ltd. She is also a trustee of the Sentech Educational Fund Advisory Board and a non-executive director of IPSA Group Plc.

During the past five years, Ms. Sampson is, or has been a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	September 2004	Present
Independent Power Southern Africa (IPSA) Group PLC	Director	January 2009	Present
Diesel Power Open Cast Mining	Director	June 2010	Resigned in 2012

PATRICK COOKE, B.COM (WITS), CA (SA) – Director

Patrick Cooke has over 40 years’ professional experience as a chartered accountant and management consultant. Mr. Cooke was responsible for listing two companies on the main board of the JSE and was the financial director of a third JSE-listed company. His industry experience is wide, having been involved in mineral information technology, wholesale fast moving consumer goods, financial and professional services companies. He was appointed a non-executive director of Sallies Limited in October 2009 and, with effect from February 1, 2010, was appointed Financial Director, Chief Operating Officer and Acting Chief Executive Officer. He resigned from all positions at Sallies Limited with effect from January 2012.

During the past five years, Mr. Cooke is, or has been a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	February 2012	Present
Great Basin Gold Limited	Director	April2006	Present
Sallies Limited	Director	August 2009	December 2011
Pangea Diamondfields Limited	Director	January 2006	December 2008

JOEL KESLER, B.COM, LLB (CUM LAUDE) UCT – Executive: Corporate and Business Development

Joel Kesler is a South African qualified lawyer with significant experience in mining finance business and corporate development. He currently serves on Atlatsa’s Chief Commercial Officer and is responsible for the Company’s corporate and business strategy, corporate finance and corporate communications. He also serves as corporate secretary to the Company. Mr. Kesler is not a director of any public companies.

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

BAVA REDDY, BSc. (Hons), GDE, Pr. Sci. Nat. – Executive: Mineral Strategy

Bava Reddy is a geologist by training with more than 17 years experience in the South African Minerals Industry. Mr Reddy held a number of positions in the Mineral Resources Management field at AngloGold and Harmony Gold Mining Limited. He was the General Manager at Harmony Gold’s Target Mine before joining Atlatsa Resources. He is responsible for all Technical and Mineral Resource Development aspects of Atlatsa’s Exploration and Mining Projects. Mr. Reddy is not a director of any public companies.

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

(b)

To review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the Chairman, CEO, CFO and other senior officers (collectively, the “Officers”) if applicable. The Compensation Committee evaluates the performance of the Officers in light of those goals and review and recommend to the Board the Officers’ annual compensation and incentive or equity plan participation levels and bases of participation. Recommendations of compensation include salary, bonus, and other incentive compensation.

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

The Compensation Committee is composed of Anu Dhir (the Committee Chairperson) and Patrick Cooke (appointed 3 May 2012), both of whom are independent directors. During the 2012 financial year, the committee met three times and the proceedings at such meetings were documented in the form of meeting minutes.

In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:

(a)	the Chairman;

(b)	the CEO;

(c)	the CFO;

(d)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chairman, CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(e)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at December 31, 2012.

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

Bonus Compensation

The Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. No other bonus arrangements have been agreed although certain NEOs may be awarded bonus compensation in 2013 based on objectives to be agreed by the Board. The Company is currently in the process of compiling a remuneration policy in order to determine such bonus payments.

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

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for NEO’s so as to continue to address the objectives identified above.

SUMMARY COMPENSATION TABLE OF NEO’S at 31 DECEMBER 2012

Non-equity incentive plan compensation
Name	Year	Salary ($) (1)	Option based awards ($) (2)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension, provident and medical value ($)	All Other Compensation ($)	Total Compensation ($)
Tumelo Motsisi (1) (4) Director Executive Chairman	2012 2011 2010	428,297 412,648 373,384	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	97,315 60,643 55,233	21,311 24,025 21,699	546,923 497,316 450,316

Harold Motaung (1) (3) (4) Director and CEO	2012 2011 2010	436,526 403,644 294,023	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	101,527 59,383 44,122	29,256 37,979 23,351	567,309 501,006 361,496

Joel Kesler (1) Executive: Corporate Business Development	2012 2011 2010	326,510 291,135 267,658	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	79,501 43,632 40,431	36,721 34,214 26,429	442,732 368,981 334,518

Bava Reddy Executive: Mineral strategy and Exploration	2012 2011 2010	219,589 226,979 214,732	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	58,081 34,075 32,429	22,336 25,711 19,436	300,006 286,765 266,597

DeWet Schutte (1) (5) CFO	2012 2011 2010	362,914 350,716 310,288	Nil Nil 610,491	Nil Nil Nil	Nil Nil Nil	81,527 49,103 29,687	3,587 7,825 689	448,028 407,644 951,155

Notes:

(1)

Compensation of certain of the Company’s South African executives is payable in Canadian dollars but is paid to each executive in ZAR at a month end exchange rate at the time. For the purpose of the annual amount the ZAR value for the year has been converted at 1 CAD = ZAR8.20, being the average 2012 rate. The preceding years are converted at the respective annual average exchange rate.

(2)

The options granted in the 2010 financial year were granted pursuant to the Stock Option Plan. (See “Stock Option Plan”). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate.

(3)	Mr. Motaung was appointed as CEO in April 2011.
(4)	The NEOs who are also directors do not receive any compensation in their capacity as directors of the Company.
(5)	Mr. Schutte was appointed Acting CFO in December 2009 and was appointed as CFO with effect from May 1, 2010.

Incentive Plan Awards – Option-based Awards

The Company currently has an option-based awards plan and a share appreciation rights scheme in place for certain employees. At the annual and extraordinary general meeting of the shareholders of the Company held on June 15, 2009 all the share options issued was approved for repricing to $1.29. The following table sets out all option-based awards outstanding as at December 31, 2012 for each NEO:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Tumelo Motsisi	525,000 800,000	1.29 0.84	June 30, 2013 November 30, 2016	Nil Nil
Harold Motaung	510,000	0.84	November 30, 2016	Nil
Joel Kesler	525,000 570,000	1.29 0.84	June 30, 2013 November 30, 2016	Nil Nil
Bava Reddy	550,000 570,000	0.96 0.84	June 25, 2014 November 30, 2016	Nil Nil
De Wet Schutte	500,000	1.61	May 1, 2017	Nil

Notes:

(1)

The value at December 31, 2012 is calculated by determining the difference between the closing price of the Company’s common shares at December 31, 2012 ($0.14) underlying the option on the TSX-V and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2012, for each NEO:

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

Stock Option Plan

As noted above, the only equity compensation plan which the Company has in place is the Stock Option Plan which was previously approved by Shareholders on May 21, 2004, as amended June 17, 2005 and again on June 15, 2009. Amendments to the Stock Option Plan were approved by Atlatsa shareholders at the annual and extraordinary general meeting of the Company held on June 15, 2009. Such amendments to be implemented in respect of the Stock Option Plan and the outstanding stock options are as follows:

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

Issue of new options

During the 2012 year the Company issued no share options.

The terms of the outstanding stock options at December 31, 2012 are as follows:

Expiry date	Option price		Number of options outstanding	Number of options vested	Weighted average life (years)
June 25, 2013	$1.29	#	916,000	916,000	0.5
June 30, 2013	$1.29	#	1,410,000	1,410,000	0.5
June 25, 2014	$0.96		562,000	562,000	1.5
November 30, 2016	$0.84		4,545,000	4,545,000	3.9
May 1, 2017	$1.61		500,000	333,000	4.3
Total			7,933,000	7,766,000

Weighted average exercise price			$1.03	$1.05

# - The options were re-priced to $1.29 on June 30, 2009.

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

The following table sets out equity compensation plan information as at December 31, 2012:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders – (the Share Plan)	7,933,000	1.03	24,667,000
Equity compensation plans not approved by security holders	—	—	—

Total	7,933,000	1.03	24,667,000

PENSION AND PROVIDENT PLAN BENEFITS

The full time employees of the Company at the corporate offices belong to the Alexander Forbes Retirement Fund (Provident and Pension sections). The Company contributes 14% of the basic salaries of the employees on a monthly basis to the fund.

The employees of the Bokoni Mine belong to the following funds depending on their position:

•	The Company contributes 14% of the basic salaries of certain employees to the Anglo Platinum Group Provident Fund.

•	The Company contributes 14% of the basic salaries of certain employees to the Anglo Platinum Mines Retirement Fund.

Membership of these retirement funds is compulsory in all cases.

Provident Fund
Name	Accumulated value at January 1, 2012	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2012
	($)	($)	($)	($)
Tumelo Motsisi	175,846	36,508	50,751	263,105
Harold Motaung	150,845	32,013	50,746	233,604
Joel Kesler	127,492	26,675	41,788	195,955
Bava Reddy	91,570	19,090	27,720	138,380
De Wet Schutte	64,011	15,274	42,150	121,435

Pension Fund
Name	Accumulated value at January 1, 2012	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2012

	($)	($)	($)	($)
Tumelo Motsisi	102,699	21,313	29,521	153,534
Harold Motaung	88,111	18,695	29,604	136,409
Joel Kesler	74,458	15,559	24,068	114,086
Bava Reddy	53,464	11,138	16,062	80,664
De Wet Schutte	37,427	8,917	24,442	70,785

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

Written employment contracts between the Company and the Company’s NEOs provide for compensation payable under certain circumstances following termination or a change in control, inclusive of the following:

•	a 30 day notice period applies;

•	payment of annual holiday leave;

•	in terms of the stock option plan, all vested stock options held by the employee may be exercised within 90 days of termination.

INDEPENDENT DIRECTOR COMPENSATION

Each director of the Company, who is not an executive officer, but an independent director, namely, Sipho Nkosi (resigned July 31, 2012, Wayne Kirk (resigned January 31, 2012), Fikile Tebogo De Buck, Rizelle Sampson, Anu Dhir and Patrick Cooke (appointed February 1, 2012) are paid an annual director’s fee of $45,000, plus an additional fee of $15,000 for the Audit Committee Chairperson and $11,000 for other Committee Chairpersons. Members attending the Audit Committee are paid an annual amount of $8,000 and members attending other committees are paid $7,000 per annum. Special committee members are paid $450 per hour. Executive officers do not receive additional compensation for serving as directors.

There is no written or oral contract between the Company or any of its subsidiaries and any executive or non-executive director relating to remuneration or fees payable or restraint payments.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2012 is:

Name of Director (6)	Fees earned ($)(1)	Option- based awards ($)	Bonus Shares	Non-equity incentive plan compensation	Total ($)
Anu Dhir(2)	89,083	Nil	Nil	Nil	89,083
Fikile De Buck(3) (4)	74,500	Nil	Nil	Nil	74,500
Wayne Kirk(10)	Nil	Nil	Nil	Nil	Nil
Sipho Nkosi (9)	21,417	Nil	Nil	Nil	21,417
Rizelle Sampson (8)	56,000	Nil	Nil	Nil	56,000
Patrick Cooke(5)(7)	80,917	Nil	Nil	Nil	80,917

Notes:

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.

(2)	Anu Dhir joined the Company as a director in July 2008, was appointed Lead Independent Director in 2012 and is the Chairperson of the Compensation Commitee.

(3)	Fikile De Buck joined the Company as a director in September 2008.

(4)	Audit Committee Chairperson.

(5)	Nominating and Governance Committee Chairperson.

(6)	Directors who are also NEO’s and receive compensation for services as directors are included in the NEO summary compensation table.

(7)	Patrick Cooke joined the Company as a director in February 2013.

(8)	Rizelle Sampson joined the Company as a director in September 2004 and is the Chairperson of the Health and Safety Committee.

(9)	Sipho Nkosi resigned in July 2012.

(10)	Wayne Kirk resigned in January 2012.

The following table sets out all option-based awards outstanding as at December 31, 2012, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Rizelle Sampson	240,000 150,000	1.29 0.84	October 15, 2012 November 30, 2016	Nil Nil
Anu Dhir	120,000 150,000	1.29 0.84	June 25, 2013 November 30, 2016	Nil Nil
Fikile De Buck	100,000	0.84	November 30, 2016	Nil
Patrick Cooke	Nil	Nil	Nil	Nil

Note:

(1)

The value at December 31, 2012 is calculated by determining the difference between the closing price of the Company’s common shares on December 31, 2011 ($0.14) underlying the option on the TSX -V the exercise price of the options.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2012, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option based awards -Value vested during the year (1)	Non-equity based incentive compensation – Value earned during year
Rizelle Sampson	Nil	Nil
Anu Dhir	Nil	Nil
Fikile De Buck	Nil	Nil
Patrick Cooke	Nil	Nil

Note:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

Compensation Transactions

Atlatsa has implemented the following compensation transactions, which were approved by Shareholders on June 15, 2009:

(a)

Completion bonuses payable by Atlatsa to Tumelo Motsisi, Harold Motaung, Joel Kesler and Iemrahn Hassen (previous CFO) in connection with the completion of the Bokoni Transaction in common shares instead of cash. Each of the aforementioned individuals played pivotal roles in respect of the Bokoni Transaction; and

The completion bonuses were as follows:

Name and Position	Amount of Completion Bonus Payable $	Number of common shares Issued (Issue price $1.11)
Tumelo Motsisi, Executive Chairman	175,350	157,973
Harold Motaung, Chief Executive Officer and Director	144,375	130,068
Joel Kesler, Executive: Corporate and Business Development	127,575	114,932
Iemrahn Hassen, Previous CFO	59,125	53,266

Total	506,425	456,239

(b)

Compensate Ronald Thiessen, Scott Cousens, Robert Dickinson(previous directors of the Company), Joel Kesler and Tumelo Motsisi for the exercise of a portion of their vested and outstanding stock options in order to provide the Company with working capital, notwithstanding that the exercise of such stock options was prior to their expiry date of December 2010, and for their undertaking not to dispose of the common shares acquired through the exercise of the stock options until the market for common shares stabilised, which is expected to be on the closing date of the Bokoni Transaction. Such compensation was settled by the issuance of common shares.

The Company settled the completion bonuses through the issuance of common shares to each of the above persons at an issuance price equal to $1.11, being the closing price of the common shares on the TSX-V on the business day immediately prior to the announcement of the Bokoni Transaction and related transactions on May 14, 2009.

The Company agreed with such directors and officer that they would be compensated for the cost of the early exercise of the stock options and restriction on trading by the payment of an amount equal to the aggregate of interest at 13% per annum, from June 25, 2008 (being the date of exercise of the stock options) to the closing date of the Bokoni Transaction on (i) the exercise price of the stock options, and (ii) the tax payable by such directors and officers in respect of the exercise of the stock options (“Option Compensation”).

The details of the stock options exercised and the compensation in respect thereof is as follows:

Name	Number of Stock Options Exercised	Exercise Price	Amount of Option Compensation	Number of Common Shares Issued (Issue price $1.11)
Tumelo Motsisi, Executive Chairman	525,000	$1.40	147,658	133,025
Joel Kesler, Executive: Corporate and Business Development	525,000	$1.40	140,336	126,429

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

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, and recent employment by the auditors and like matters. The majority of the directors are independent directors. The Company’s Corporate Governance Policies and Procedures Manual, which governs the conduct of the Board of Directors, is available on the Company’s website at http://www.atlatsa.com. Information on the Company’s website is not a part of this Annual Report.

The Canadian Securities Administrators’ corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Board believes it is important that the Board of Directors regularly meet without management of the Company, but has also determined that open and candid discussion among independent directors is not necessarily inhibited by the presence of the non-independent directors and their exclusion from such meetings is not always warranted. No formal meeting of the independent directors were held during 2012.

The Board currently does not have an independent Chair, but has appointed a lead independent director. The Board facilitates its independent supervision over management in several ways including the holding of regular board meetings and committee meetings, informal discussions among independent directors and management and by retaining independent consultants where it deems necessary. With the exception of the Investment Committee, each of the standing board committees is also solely comprised of independent directors. Independent supervision is also achieved by the formation of special committees of the independent directors to oversee any matters in which non-independent directors who are members of management may have an interest. In addition, the Board of Directors has direct access to the Company’s external auditors, legal counsel and to any of the Company’s officers.

The independent members of the Board of Directors of the Company for Fiscal 2012 were Fikile De Buck, Anu Dhir, Wayne Kirk (resigned January 31, 2012), Sipho Nkosi (resigned July 2012) , Rizelle Sampson and Patrick Cooke (appointed February 1, 2012).

The non-independent directors for Fiscal 2012 were Harold Motaung (President and CEO) and Tumelo Motsisi (Chairman of the Board).

The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2012.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee	Sustainable Development and Health and Safety Committee
Anu Dhir (3)(4)(5)(10)(11)(13)	6 of 6	4 of 4	Not applicable	3 of 3	3 of 3
Fikile De Buck (1)(5)(6)(10)(11)	5 of 6	4 of 4	3 of 3	Not applicable	3 of 3
Harold Motaung	6 of 6	Not applicable	Not applicable	Not applicable	Not applicable
Tumelo Motsisi(7)	6 of 6	Not applicable	Not applicable	Not applicable	Not applicable
Sipho Nkosi(3)(6)	2 of 6	Not applicable	1 of 3	1 of 3	Not applicable
Rizelle Sampson(8)	5 of 6	Not applicable	Not applicable	Not applicable	3 of 3
Patrick Cooke(2)(3)(5)(6)(9(12))	6 of 6	4 of 4	3 of 3	3 of 3	Not applicable

Notes:

(1)	Audit Committee Chairperson.
(2)	Nominating and Governance Committee Chairperson.
(3)	Member of the Compensation Committee.
(4)	Compensation Committee Chairperson.
(5)	Member of the Audit Committee.
(6)	Member of the Nominating and Governance Committee.
(7)	Chairperson of the Atlatsa Board of Directors.
(8)	Chairperson of the Sustainable Development and Health and Safety Committee.
(9)	Chairperson of the Special Committee.
(10)	Member of the Special Committee.

(11)	Member of the Sustainable Development and Health and Safety Committee.
(12)	Member of the Investment Committee.
(13)	Chairperson of the Investment Committee.
(14)	Lead independent Director.

2.	Orientation and Continuing Education

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

The Board has adopted a formal ethics policy, that applies to all directors, officers and employees of the Company, included in Section B-3 to the Company’s Corporate Governance Policies and Procedures Manual, which is available for download from the Company’s website (www.atlatsa.com). Information on the Company’s website is not a part of this Annual Report. The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Compliance with the Code of Ethics is monitored by the Nomination and Governance Committee. No departures from the code were identified by the Nominating and Governance Committee during Fiscal 2012. The Board has a number of policies in place designed to ensure that directors exercise independent judgment in matters where a director or officer has a material interest. In those circumstances, the relevant director and officer must declare their interest and in the case of a director, refrain from voting, and the Nominating and Governance Committee considers any interested party transactions in advance of their consideration by the Board.

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

The Board recognises the lack of mining experience of the Board and is currently in conjunction with completing the refinancing exercise, searching for two suitable persons to be appointed as directors

5.	Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

6.	Board Committees

The Board has not adopted descriptions for the positions of Board chairman, and the chairman for each of the board committees, but, as at the date of this Annual Report, the roles and responsibilities for the board and for each of the board committees has been described in the Company’s Corporate Governance Policies and Procedures Manual dated June 1, 2010, which is available on the Company’s website at www.atlatsa.com.

Audit and Risk Committee

The Audit and Risk Committee is an important element of the Board’s system of monitoring and control. The Audit Committee meets at least four times a year. All the members of the Audit Committee are independent non-executive directors, financially literate and have extensive Audit Committee experience. Current members of the Audit Committee are Fikile Tebogo De Buck (chair), Anu Dhir and Patrick Cooke. Wayne Kirk resigned from being a member of the Audit Committee on January 31, 2012. Patrick Cooke was appointed to serve on the Audit Committee as from February 1, 2012.

The Chairman of the Board, the CEO, CFO, the internal auditors (outsourced function) and external auditors attend Audit Committee meetings on invitation.

The Audit Committee has been established primarily to assist the Board in overseeing:

•	the quality and integrity of the Company’s financial statements (including group financial statements) and public disclosures in respect thereof;

•	the qualification and independence of the external auditors for Atlatsa;

•	the scope and effectiveness of the external audit function for Atlatsa;

•	the effectiveness of the Company’s internal controls;

•	compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements; and

•	risk

In addition to the responsibilities above, the Atlatsa Board has appointed the Audit and RiskCommittee to perform on behalf of all South African subsidiaries of Atlatsa, the functions listed in section 94(7) of the South African Companies Act.

The Board has delegated extensive powers in accordance with the South African Companies Act, King III and US corporate governance requirements to the Audit and Risk Committee to perform the above functions. In line with these requirements, the Audit and Risk Committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the Audit Committee.

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

Nominating and Governance Committee

Members: Patrick Cooke (Chair), Fikile Tebogo De Buck. Sipho Nkosi resigned from being a member in July 2012. Wayne Kirk resigned from being a member of the Nominating and Governance Committee on January 31, 2012. Patrick Cooke was appointed to serve on the Nominating and Governance Committee as from February 1, 2012, and to act as Chairperson of this committee.

The committee is currently comprised of two non-executive directors, all of whom are independent.

The Nomination and Governance Committee’s functions include reviewing and making recommendations to the Board on the Company’s general corporate governance framework, the composition and performance of the Board and its committees, appointment of directors and group executive committee members, legal compliance and the Company’s ethics policy and programs.

Compensation Committee

Members: Anu Dhir (Chair) and Patrick Cooke and met three times in 2012.

Sipho Nkosi resigned from the committee in July 2012.

All the members of the committee, including the chair, are independent non-executive directors. In line with the recommendations of King III, the CEO attends the meetings of the committee at the request of the committee, but is requested to leave the meeting before any decisions are made.

The committee evaluates and monitors Atlatsa’s remuneration philosophy and practices, ensures that they are consistent with sound governance principles and management systems and are aligned with the Company’s approach to risk management, in that inappropriate risk taking is not incentivized.

Other key terms of reference set out in the mandate of the committee include:

•	providing guidance on the evaluation of the performance of NEO’s;

•	determining and recommending to the Board, the remuneration of NEO’s and directors, whose remuneration is subject to shareholder approval;

•	reviewing and approving total guaranteed package values including the annual short term and long term incentives granted to executive management;

•	reviewing and approving proposals for annual salary adjustments and proposed changes to benefit fund rules across the Company;

•	approving the principles, formulae applied and Company performance targets as well as the achievement thereof on which short-term and long-term incentives are based;

•	reviewing and approving the terms and conditions of the executive directors’ service agreements; and

•	annually assessing the performance of the committee and the committee members.

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

Investment Committee

Members: Anu Dhir (Chairperson), Tumelo Motsisi

The committee meets as and when investment opportunities are identified. During Fiscal 2012, no meetings were held.

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

Special Committee

Members: Fikile De Buck, Patrick Cooke (Chairperson) and Anu Dhir

The primary purpose of the Special Committee is to evaluate unusual/special transactions that occur on an ad-hoc basis. The committee came into effect to address the Company’s re-financing and re-structuring plan. (See Restructure Plan).

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

At December 31, 2012, Atlatsa had no direct employees in Canada. There were 12 employees in South Africa who provide administrative and compliance functions to the Company. The Company has, in the past, received many of its services from HDSI. HDSI provided administrative, compliance and management services to Atlatsa, pursuant to an administrative services agreement dated for reference December 31, 1996. Substantially all of the administrative, compliance and management services have now been transitioned to South Africa.

The Company outsources many of its functions to professional consultancy and advisory firms.

Bokoni Mine has approximately 5,000 employees (including 1,600 contractors), including approximately 7 of whom may be considered senior management.

Underground mining operations in South Africa are labor intensive with 60% of operational expenditure at the Bokoni Mine applied to labor. The mine employees are represented by three labor unions and wage negotiations are generally held every two years with a one to two year wage accord being agreed subsequent to such negotiations. The labor agreements in place with the three labor unions do not expire until June 30, 2013. See “Illegal Strike Action at Bokoni Mine”.

E.	Share Ownership

Item 6.A. above sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each holds as of December 31, 2012, each nominee’s principal occupation, the period of time during which each has been a director of the Company and the number of common shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction.

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

To the best of Atlatsa’s knowledge, no actual or potential conflict of interest exists between Atlatsa, or any subsidiary, and any director or officer of Atlatsa or any subsidiary.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Atlatsa’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Atlatsa does not have knowledge of or access to information about of the beneficial owners thereof. To the best of its knowledge, Atlatsa is not directly or indirectly owned or controlled by a foreign government. On May 21, 2004, shareholders of the Company approved an increase in the authorized share capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

Under the British Columbia Securities Act insiders (generally officers, directors, and holders of 10% or more of Atlatsa’s shares) are required to file insider reports of changes in their ownership within ten days of a trade in Atlatsa’s securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at Canadian Securities Administrators website for Insiders’ Disclosure, www.sedi.ca.

As at March 28, 2013, to the knowledge of the directors and executive officers of Atlatsa, the only persons who beneficially own, directly or indirectly, or control or direct, five percent (5%) or more of the issued and outstanding Atlatsa Shares are as follows:

Shareholder Name and Address	Number of Shares Held		Percentage of Issued Common Shares
The Pelawan Trust, as Trustee (1) Atlatsa Holdings Investments (Proprietary) Limited, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa	115,496,438		57.2	% (4)
Mr. Tumelo M. Motsisi (2) 4th Floor, 82 Grayston Drive Sandton, South Africa	28,535,143 (27,719,145 as part of the 115,496,438 shown above, see note 2 below	)	14.1%
Mr. C. Harold Motaung 4th Floor, 82 Grayston Drive Sandton, South Africa	19,764,462 (19,634,394 as part of the 115,496,438 shown above, see note 3 below	)	9.8%

(1)

These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Atlatsa Holdings pursuant to escrow arrangements described in Item 4.A.2. “Summary Corporate History and Intercorporate Relationships” above.

(2)

Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (115,496,438) held by the Pelawan Trust. Therefore, 27,719,145 of these shares are held as an indirect interest in the 115,496,438 shares shown above.

(3)

Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (115,496,438) held by the Pelawan Trust. Therefore, 19,634,394 of these shares are held as an indirect interest in the 115,496,438 shares shown above.

(4)

The percentage is pre-conversion of the B preference shares. Refer to Section 4A “Structure of Ownership Following the Bokoni Transaction” for the percentage holding of the Pelawan Trust in Atlatsa post-conversion of the B preference shares.

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

As of February 15, 2013, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	32	160,763,078	79.63%
United States	25	41,110,395	20.36%
Other	1	15,000	.01%
	58	201,888,473	100.00%

Pursuant to the Bokoni Transaction at July 1, 2009, the Company issued 4,497,062 common shares to the Bokoni Platinum Mine ESOP Trust and 9,799,505 to the Atlatsa Community Participation Trust and as a result of the compensation arrangements the Company issued 806,898 common shares to directors and officers.

As of March 27, 2013 the Company has 201,888,473 common shares outstanding.

Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing house is located.

B.	Related Party Transactions

Refer to Section 1.15 of the Management Discussion and Analysis for the fiscal year ended December 31, 2012 (filed on March 28, 2013).

C.	Interests of Experts and Counsel

No technical experts named in this Annual Report have any registered or beneficial interest, directly or indirectly in any securities or property of Atlatsa or any of Atlatsa’s affiliates or associates.

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

Legal Proceedings

As of March 28, 2013, there are no material legal or arbitration proceedings against Atlatsa or any of its subsidiaries, nor, to the knowledge of Atlatsa, are such proceedings pending or threatened that may have or have had in the previous 12 months a material effect on Atlatsa’s financial position.

As of March 28, 2013, no penalties or sanctions have been imposed against Atlatsa by a court relating to securities legislation or by a securities regulatory authority, nor has Atlatsa entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Atlatsa are being retained to fund current operations at the Bokoni Mine, to service current debt facilities and for exploration of its projects.

8.B.	Significant Changes

Refer to note 37 of the audited consolidated financial statements for events after the reporting date.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

High and Low Market Prices and Volume Traded

	TSX Exchange: ATL-V			NYSE Amex: ATL			JSE: ATL-J
	High	Low	Volume	High	Low	Volume	High	Low	Volume
	CAD	CAD		USD	USD		ZAR	ZAR

Annual
2012	0.66	0.12	3,759,845	0.63	0.11	27,159,321	4.73	1.15	5,940,344
2011	1.58	0.33	8,361,610	1.66	0.31	62,512,721	11.50	3.30	6,904,276
2010	1.80	0.88	18,174,583	1.78	0.82	111,519,392	13.20	6.00	7,537,498
2009	1.48	0.33	7,854,533	1.35	0.26	40,090,858	10.00	2.70	5,364,691
2008	4.69	0.22	12,098,579	4.82	0.14	37,606,637	34.00	2.95	8,925,372

By Quarter
Calendar 2008
First Quarter	4.69	2.80	4,561,016	4.82	2.77	16,161,275	34.00	18.50	2,880,825
Second Quarter	3.96	2.63	2,241,544	3.94	2.56	7,397,330	31.30	21.00	1,964,166
Third Quarter	2.95	0.86	1,738,684	2.91	1.01	6,599,411	23.00	9.00	2,040,993
Fourth Quarter	1.11	0.22	3,557,335	1.10	0.14	7,448,621	9.18	2.95	2,039,388

Calendar 2009
First Quarter	0.88	0.33	1,779,558	0.73	0.26	7,104,349	6.15	2.70	1,819,226
Second Quarter	1.48	0.81	2,255,729	1.35	0.60	17,360,268	10.00	5.00	2,216,331
Third Quarter	1.10	0.80	1,679,328	1.06	0.72	8,853,514	7.95	5.70	782,139
Fourth Quarter	0.99	0.78	2,139,918	0.95	0.72	6,772,727	7.50	6.00	546,995

Calendar 2010
First Quarter	1.65	0.92	5,054,515	1.56	0.83	28,192,280	12.00	6.25	1,087,172
Second Quarter	1.80	1.07	4,030,067	1.78	1.00	28,920,366	13.20	8.00	1,542,686
Third Quarter	1.21	0.88	2,578,830	1.24	0.82	15,987,136	9.25	6.00	2,405,711
Fourth Quarter	1.66	0.95	6,511,171	1.69	0.92	38,419,610	10.62	6.71	2,501,929

Calendar 2011
First Quarter	1.58	0.91	2,955,381	1.66	0.93	21,133,516	11.50	7.01	2,004,419
Second Quarter	1.25	0.58	2,701,173	1.35	0.59	24,459,222	8.68	4.50	2,430,448
Third Quarter	0.73	0.48	1,761,687	0.78	0.42	10,672,991	5.70	3.50	1,772,344
Fourth Quarter	0.63	0.33	943,369	0.67	0.31	6,246,992	5.00	3.30	697,065

Calendar 2012
First Quarter	0.66	0.37	1,414,401	0.63	0.38	405,554	4.73	3.30	1,742,747
Second Quarter	0.41	0.19	405,554	0.44	0.11	6,375,131	3.68	1.70	1,816,802
Third Quarter	0.24	0.12	1,087,967	0.27	0.12	8,042,528	2.05	1.20	1,791,563
Fourth Quarter	0.24	0.14	851,923	0.24	0.11	5,253,315	1.79	1.15	589,232

Monthly
September 2012	0.24	0.13	615,152	0.27	0.12	6,331,460	1.70	1.37	429,064
October 2012	0.24	0.14	215,511	0.24	0.15	804,536	1.79	1.38	276,947
November 2012	0.19	0.14	321,708	0.20	0.11	919,343	1.60	1.20	160,634
December 2012	0.2	0.14	314,704	0.19	0.12	3,529,136	1.70	1.15	151,651
January 2013	0.19	0.14	110,965	0.20	0.15	3,976,061	2.10	1.45	369,931
February 2013	0.27	0.17	1,028,205	0.23	0.16	3,984,993	2.15	1.54	688,260

B.	Plan of Distribution

Not applicable.

C.	Markets

Atlatsa’s common shares are listed and posted for trading in Canada on the TSX-V under the symbol ATL. Atlatsa’s common shares have traded on the TSX-V (and its predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since September 24, 1987 under ARQ until the Company changed its name to Atlatsa on 14 May 2012. Until March 12, 2004, Atlatsa’s common shares traded in the United States on the Over-The-Counter Bulletin Board (“OTCBB”) under the symbol ARQ.RF. Commencing March 15, 2004, Atlatsa’s common shares have traded in the United States on NYSE Amex under the symbol ANO and from 14 May 2012, ATL. Atlatsa’s common shares also commenced trading on the Johannesburg Stock Exchange in South Africa under the symbol ARQ in December 2006 and from 14 May 2012 under ATL.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

G.	Escrow Securities

The following table sets out the number of securities of the Company held, to the knowledge of the management of the Company, in escrow as of March 30, 2012 and the percentage that number represents of the outstanding securities of that class.

Designation of Class	Number of Securities held in Escrow	Approximate Percentage of Class
Common shares (1)	58,805,135	29	% (4) (5)
Common shares (2)	56,691,303	28	% (4) (6)
“B3” preference shares (3)	111,600	100	% (7) (8)

Notes:

(1)

These shares are registered in the name of the Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in “The Acquisition - Description of Lockup Arrangements for Consideration Shares” in the August 2004 Circular. The total number of shares held by the Pelawan Trust at March 28, 2013 was 115.5 million.

(2)

Pursuant to implementation of the Bokoni Transaction, Atlatsa Holdings, the sole beneficiary of the Pelawan Trust, which is the controlling shareholder of Atlatsa, established a special purpose vehicle as a wholly owned subsidiary of Atlatsa Holdings (the “Pelawan SPV”) and transferred 56,691,303 of its Atlatsa shareholding to the Pelawan SPV as security for the B2 and B3 preference shares. These shares remain subject to the lockup arrangements described in Note 1 above.

(3)

The Pelawan SPV holds 111,600 B3 preference shares which are ultimately convertible into 111.6 million Atlatsa common shares. These shares, once converted, remain subject to the lockup arrangements described in Note 1 above.

(4)	This percentage disclosed relates to the number of shares held in escrow, divided by the number of common shares outstanding, before dilution, as at March 28, 2013, being 201,888,473.
(5)

The percentage of class on a fully diluted basis relating to the shares described in Note 1 is 14%. The percentage of class on a fully diluted basis has been calculated as the number of shares in escrow, divided by the diluted weighted average number of common shares as at February 28, 2013, being 424,791,411.

(6)

The percentage of class on a fully diluted basis relating to the shares described in Note 2 is 13%. The percentage of class on a fully diluted basis has been calculated as the number of shares in escrow, divided by the diluted weighted average number of common shares as at February 28, 2013, being 424,791,411.

(7)	The “B3” preference shares held in escrow represent the only outstanding “B3” preference shares as of December 31, 2012, so the percentage of class on a pre-conversion non-diluted basis is 100%.
(8)

The percentage of class on a post-conversion fully diluted basis is 27%. The calculation was determined as the number of shares in escrow after conversion, being 111,600,000, divided by the diluted weighted average number of common shares as at February 28, 2013, being 424,791,411.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 201,888,473 common shares, without par value, as at December 31, 2012 and 201,888,473 as at February 28, 2013.

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

The final effects of the share settled financing completed in connection with the Bokoni Transaction will result in RPM receiving a fixed number of 115.8 million common shares of Atlatsa and Atlatsa Holdings, Atlatsa’s controlling shareholder, receiving a fixed number of 111.6 million common shares of Atlatsa.

These preference shares are convertible upon the earlier of the date of receipt of a conversion notice from RPM and July 1, 2018.

A dividend will be declared on the last business day immediately prior to the conversion date, in terms of a formula set out in the preference share subscription agreement.

B.	Memorandum and Articles of Association

Atlatsa’s Articles and Memorandum are filed with the British Columbia Registrar of Companies under Certificate of Incorporation No. 262963. A copy of the Articles and Memorandum was filed with Atlatsa’s initial registration on Form 20-F filed in March 2000.

The Company was transitioned under the Business Corporations Act (British Columbia) (the “BCA”) on June 11, 2004, on which date the Company altered its Notice of Articles (which replaced the Memorandum) to change its authorized share structure from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

Objects and Purposes

Atlatsa’s Articles do not specify objects or purposes. Under British Columbia law, a British Columbia company has all the legal powers of a natural person. British Columbia companies may not undertake certain limited business activities (for example, operating as a trust company or railroad) without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Atlatsa’s Articles do not specify a maximum number of directors but do specify that the Company shall have a minimum of three directors while the Company is a public company. The number of directors is determined annually by the shareholders at the annual general meeting of shareholders and all directors are elected at that time; there are no staggered directorships. Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed pursuant to the Articles and in effect at the last general meeting at which directors were elected. Directors automatically retire at each annual general meeting and such directors may be re-elected by the shareholders entitled to vote thereat.

Under the Articles, a director who is, in any way, directly or indirectly interested in a proposed contract or transaction with Atlatsa or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created which would conflict with his duty or interest as a director shall declare the nature and extent of his interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he should vote his vote shall not be counted but he shall be counted in the quorum present at the meeting. Similarly, under the BCA directors are obligated to abstain from voting to approve a contract or transaction in which they have a disclosable interest (generally contracts or transactions in which they have a material interest) after fully disclosing such interest, otherwise they are liable to account to the Company for any profits that accrue to the directors as a result of such contract or transaction. Therefore, directors must abstain in such circumstances both under the Articles and under the BCA. Directors’ compensation is not a matter on which they must abstain.

Directors must be of the age of majority (18), and meet eligibility criteria, including not being mentally infirm, not being an undischarged bankrupt, and not having fraud related convictions in the previous five years. There is no mandatory retirement age either under Atlatsa’s Articles or under the BCA. Directors need not own any shares of Atlatsa in order to qualify as directors.

Directors’ borrowing powers are not restricted but the directors may not authorize Atlatsa to make a payment to purchase or redeem its share if doing so would render it insolvent.

Rights of Common Shareholders

Dividends may be declared by the Board out of available assets and are paid ratably to holders of common shares. No dividend may be paid if Atlatsa is, or would thereby become, insolvent.

Each Atlatsa share is entitled to one vote on matters to which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes and other matters requiring shareholder approval.

Atlatsa has no redeemable securities authorized or issued.

There are no pre-emptive rights applicable to Atlatsa which provide a right to any person to participate in offerings of Atlatsa’s securities.

All common shares of Atlatsa participate ratably in any available assets in the event of a winding up or other liquidation.

Changes to Rights of Common Shareholders

Certain changes to the Articles and Notice of Articles of Atlatsa require a “special resolution”, being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Certain corporate changes, including amalgamation with another company, sale of substantially all of Atlatsa’s assets, and redomiciling out of the jurisdiction of British Columbia, not only require such 75% approval but generally also give rise to a dissent right, which is the right to be paid an agreed amount for a shareholder’s shares if the required special resolution is actually passed and Atlatsa elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a statement advising of the dissent right. Dissent provisions are governed by the BCA and not by the Articles of the Company.

Shareholders Meetings

Shareholders meetings are only peripherally governed by the Articles of the Company, with most shareholder protections contained in the Securities Act (British Columbia) and the BCA. The Articles provide that Atlatsa will hold an annual general meeting once in every calendar year and not more than 13 months since the last meeting and provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholders meetings require advance notification within prescribed times and which govern the content and timing of mailing to shareholders of information circulars and proxies, as well as other matters typically governed by securities legislation. This legislation specifies the disclosure requirements for various corporate actions, background information on the nominees for election of directors, executive compensation paid in the previous year and full details of any unusual meeting matters. Generally, registered shareholders of Atlatsa as of the record date set in respect of a shareholders meeting are entitled to vote at the meeting and any adjournment thereof.

No Limitation on Foreign Ownership

There are no limitations under Atlatsa’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also Item 10D – “Exchange Controls”, below.)

Change in Control

Atlatsa has not implemented any shareholders’ rights or other “poison pill” protection against possible take-over. Atlatsa does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

Share Ownership Reporting

The Articles of Atlatsa do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Atlatsa’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Atlatsa but the Securities Act (British Columbia) requires disclosure of trading by insiders (including holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

C.	Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Atlatsa in the two fiscal years immediately preceding this Annual Report are the following:

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

Atlatsa is a corporation registered in Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. (See Item 10E – “Taxation”, below).

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Atlatsa on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Atlatsa does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors, including the nature of its operations and Atlatsa’s relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Atlatsa was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Atlatsa and the value of the assets of Atlatsa, as determined in accordance with the regulations promulgate one third under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Atlatsa. An investment in the common shares by a WTO Investor, or by a non-Canadian when Atlatsa was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Atlatsa and the value of the assets of Atlatsa, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2008 is CAD 295 million. A non-Canadian would acquire control of Atlatsa for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one third or more of the common shares would be presumed to be an acquisition of control of Atlatsa unless it could be established that, on the acquisition, Atlatsa was not controlled in fact by the acquirer through the ownership of the common shares.

The foregoing assumes Atlatsa will not engage in the production of uranium or own an interest in a producing uranium property in Canada, provide any financial service or transportation service or engage in a “cultural business”, as the rules governing these businesses are different.

Certain transactions relating to the common shares would be exempt from the Investment Act, including

(a)	an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)

an acquisition of control of Atlatsa in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)

an acquisition of control of Atlatsa by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Atlatsa, through the ownership of the common shares, remained unchanged.

E.	Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management’s understanding, summarizes the principal Canadian federal income tax consequences generally applicable to the holding and disposition of common shares by a holder (in this summary, a “U.S. Holder”) who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Atlatsa, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, persons who acquired their common shares in a transaction considered for purposes of the Tax Act to be an adventure or concern in the nature of trade, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

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

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by Atlatsa will normally be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder that is entitled to full benefits under the Treaty and that beneficially owns such dividends is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Atlatsa’s voting shares). Atlatsa will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a gain realized on the disposition of a Common Share (other than to Atlatsa) provided that the share is not “taxable Canadian property” to the holder thereof. If the common shares are listed on a designated stock exchange, which currently includes the American Stock Exchange, a Common Share generally will not be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned 25% or more of Atlatsa’s issued shares of any class or series and more than 50% of the fair market value of the Common Share was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) Canadian resource properties (as defined in the Tax Act); (iii) timber resource properties (as defined in the Tax Act); or (iv) options in respect of, interests in or rights in the properties described in (i) to (iii) above.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act on a disposition or deemed disposition of such shares, will generally be relieved from such liability under the Treaty (assuming the U.S. Holder is entitled to full benefits under the Treaty) unless the value of the shares of the Company at the time of disposition is derived principally from real property situated in Canada within the meaning of the Treaty. Management of Atlatsa believes that the value of Atlatsa’s common shares is not currently derived principally from real property situated in Canada. U.S. Holders whose common shares are taxable Canadian property should consult their own advisors regarding filing and other Canadian federal tax considerations.

United States Tax Consequences

Material U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the common shares. It applies only to U.S. Holders (as defined below) that acquire and hold the common shares as capital assets (generally, property held for investment purposes). This discussion does not address all the U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations (including private foundations), insurance companies, banks, thrifts and other financial institutions, real estate investment trusts, regulated investment companies, persons liable for the alternative minimum tax, persons that hold an interest in an entity that holds the common shares, persons that own, or have owned, directly, indirectly or constructively 10% or more (by vote or value) of Atlatsa’s voting shares for U.S. federal income tax purposes, persons holding the common shares as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to the common shares for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, certain former citizens or long-term residents of the United States, or entities classified as partnerships for U.S. federal income tax purposes. Furthermore, it does not address any aspect of any non-U.S., state, local or estate or gift taxation or the 3.8% tax imposed on certain net investment income.

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

Distributions on common shares

In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distributions made to a U.S. Holder on the common shares (including amounts withheld to pay Canadian withholding taxes) will constitute a dividend for U.S. federal income tax purposes to the extent paid out of Atlatsa’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A distribution in excess of Atlatsa’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in the common shares on which the distribution is paid and as a capital gain to the extent it exceeds that basis.

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

Provided that Atlatsa is not treated as a PFIC for the taxable years ending December 31, 2012 and 2013, Atlatsa should be considered a “qualified foreign corporation,” and therefore distributions, if any, to non-corporate U.S. Holders that are treated as dividends should qualify for a reduced rate of tax for dividends received on or before December 31, 2013. As discussed below, Atlatsa believes that it was not a PFIC for the 2012 taxable year but has not made a determination of its PFIC status for the 2013 taxable year. If Atlatsa is a PFIC under the rules discussed below, distributions will be taxable at the higher ordinary income tax rates. Dividends on common shares will not be eligible for the dividends received deduction generally available to U.S. Holders that are corporations.

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the non-U.S. corporation from time to time and the nature of the activities performed by its officers and employees. Based on the expected composition of Atlatsa’s assets and income, and the way it operates its business, Atlatsa believes that it was not a PFIC for 2011 and has not made a determination of its PFIC status for the 2012 taxable year or any future taxable year. Atlatsa’s actual PFIC status for any taxable year is uncertain and cannot be determined until after the end of such taxable year.

If Atlatsa is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of any common shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of the common shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the common shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which Atlatsa is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the common shares as security for a loan may be treated as a taxable disposition of the common shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the common shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which Atlatsa is treated as a PFIC with respect to such U.S. Holder and any subsidiary of Atlatsa is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in Atlatsa.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if Atlatsa were to be classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat Atlatsa as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds the common shares. If a U.S. Holder makes a timely QEF election with respect to Atlatsa, the electing U.S. Holder would be required in each taxable year to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of Atlatsa and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of Atlatsa, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in the common shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to Atlatsa will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible if the U.S. Holder were an individual).

For any taxable year in which it determines that it is a PFIC, Atlatsa intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to Atlatsa and any subsidiary that Atlatsa has determined is likely a PFIC and in which Atlatsa owns, directly or indirectly, greater than 50% of such subsidiary’s total aggregate voting power. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to Atlatsa and any such Subsidiary PFIC. Atlatsa will make available the annual information statement in such a case.

Alternatively, if Atlatsa were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the common shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their tax advisers regarding the potential availability and consequences of a mark-to-market election.

During any taxable year in which Atlatsa or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder and in which such holder recognizes gain or receives an Excess Distribution with respect to its ownership in the entity or entities, that U.S. Holder must file U.S. Internal Revenue Service (“IRS”) Form 8621. Legislation enacted in 2010 creates an additional annual filing requirement for U.S. persons who are shareholders in a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. The U.S. Department of the Treasury and the IRS have suspended the obligation to report such additional information until the IRS releases the relevant forms. U.S. Holders should consult their tax advisers concerning annual filing requirements.

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

Exhibits attached to this Annual Report are also available for viewing at the offices of Atlatsa, 4th Floor – 82 Grayston Drive, Off Esterhuysen Lane, Sandton, South Africa 2146, telephone: +27 11 883 0831, facsimile: +27 11 883 0836. Copies of Atlatsa’s financial statements, management discussion and analysis, and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR at www.sedar.com. Additional information, including directors and officers remuneration and indebtedness, principal holders of Atlatsa’s securities and securities authorized for issuance under the Company’s Stock Option Plan, is contained in Atlatsa’s information circular for its most recent annual meeting of security holders that involved the election of directors.

I.	Subsidiary Information

Atlatsa has two subsidiary companies incorporated in the Cayman Islands and one incorporated in South Africa. The articles of these companies do not have unusual provisions which would adversely affect Atlatsa’s ability to exercise control over them as their parent company.

J.	Registrar and Transfer Agent

Computershare Trust Company of Canada (100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1) and Computershare Investor Services (Pty) Limited. (Ground Floor, 70 Marshall Street, Johannesburg, 2001) are the co-transfer agents and co-registrars for the common shares of Atlatsa.

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

Refer to Item 18 ‘‘Financial Statements—Note 6– Financial risk management’’ of the audited consolidated financial statements for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

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

See Section 1.21 “Internal Controls over Financial Reporting – Disclosure Controls and Procedures” in the Management Discussion and Analysis for the fiscal year ended December 31, 2012 (filed on March 28, 2013).

(b)	Management’s annual report on internal control over financial reporting

See Section 1.21 “Internal Controls over Financial Reporting” in the Management Discussion and Analysis for the fiscal year ended December 31, 2012 (filed on March 28, 2013).

(c)

The effectiveness of internal control over financial reporting as of December 31, 2012 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page 126 of this Annual Report.

(d)	Changes in internal control over financial reporting

No changes in internal controls over financial reporting occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16

ITEM 16.A.	Audit and Risk Committee Financial Expert

Composition of the Audit Committee

The current members of the Audit and Risk Committee are Anu Dhir, Fikile De Buck and Patrick Cooke. Wayne Kirk resigned from the Audit and Risk Committee as of January 31, 2012. Patrick Cooke was appointed as a member of the Audit and RiskCommittee as from February 1, 2012. All of the members of the Audit Committee are independent (as such term is defined in Rule 10A-3 under the Exchange Act) and all members are considered to be financially literate. Ms. De Buck is a Chartered Certified Accountant and Mr. Cooke is a Chartered Accountant, hence both are considered to be “financial experts” in terms of the requirement for the composition of Audit Committees.

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

The Company has adopted a Code of Ethics that applies to the Company’s CEO, the CFO, other members of senior management and to employees and consultants generally which is included in the corporate governance policies and procedures manual amended by the Board of the Company in January 1, 2010 (The “Code of Ethics”). As adopted, the Company’s Code of Ethics sets forth standards that are designed, among other things, to prevent wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

•	accountability for adherence to the Code of Ethics.

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

The Corporate Governance Policies and Procedures Manual is available for download from the Company’s website (www.atlatsa.com).

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

Services:	Year ended December 31 2012	% Pre-approved by Audit Committee	Year ended December 31 2011	% Pre-approved by Audit Committee
Audit Fees (1)	514,905	100	$550,806	100
Audit-Related Fees (2)	—	100	$47,298	100
Tax fees (3)	197,136	100	$70,330	100
All Other	—	100	$6,840	100

	712,041	100	$675,274	100

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

ITEM 16.N.	Mine Safety Disclosure

Not applicable

ITEM 17	FINANCIAL STATEMENTS

Not applicable – see Item 18.

ITEM 18	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.

Report of the Independent Registered Public Accounting Firm (KPMG Inc.) on the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of comprehensive income, changes in equity, cash flows for the years ended December 31, 2012, 2011 and 2010 and the effectiveness of internal controls over financial reporting.

2.	Consolidated statements of financial position as at December 31, 2012 and 2011.

3.	Consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010.

4.	Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010.

5.	Consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010.

6.	Notes to the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

Report of Independent Registered Public Accounting Firm

To the Shareholders of Atlatsa Resources Corporation

We have audited the accompanying consolidated statements of financial position of Atlatsa Resources Corporation (the “Corporation”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and express an opinion on the Corporation’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlatsa Resources Corporation as of December 31, 2012 and 2011, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Atlatsa Resources Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The accompanying consolidated financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Corporation has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG Inc.
Registered Auditors

Johannesburg, South Africa
March 28, 2013

ATLATSA RESOURCES CORPORATION

Consolidated Statements of Financial Position

As at 31 December 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2012	2011
Assets

Non-current assets

Property, plant and equipment	7	748,456,905	798,924,420
Capital work-in-progress	8	20,027,764	20,826,290
Intangible assets	9	801,928	1,895,205
Mineral property interests	10	8,036,659	8,268,783
Goodwill	11	10,234,394	10,994,115
Platinum Producers’ Environmental Trust	12	3,250,760	2,927,591
Other non-current assets		231,425	367,825

Total non-current assets		791,039,835	844,204,229

Current assets

Assets classified as held for sale	10	3,867,259	4,101,654
Inventories	13	769,447	787,084
Trade and other receivables	14	3,272,400	27,048,591
Current tax receivable		—	136,109
Cash and cash equivalents	15	14,580,886	15,945,008
Restricted cash	16	535,502	786,291

Total current assets		23,025,494	48,804,737

Total assets		814,065,329	893,008,966

Equity and Liabilities

Equity

Share capital	17	71,967,083	71,967,083
Treasury shares	17	(4,991,726)	(4,991,726)
Convertible preference shares	17	162,910,000	162,910,000
Foreign currency translation reserve		(9,797,657)	(11,238,333)
Share-based payment reserve		25,285,851	24,042,711
Accumulated loss		(264,166,155)	(245,448,316)

Total equity attributable to equity holders of the Company		(18,792,604)	(2,758,581)

Non-controlling interest		224,049,827	(25,326,683)

Total equity		205,257,223	(28,085,264)

Liabilities

Non-current liabilities

Loans and borrowings	18	434,968,189	744,456,487
Deferred taxation	19	142,341,072	144,032,213
Provisions	20	9,786,479	8,383,708

Total non-current liabilities		587,095,740	896,872,408

Current liabilities

Trade and other payables	21	20,888,635	23,125,587
Short-term portion of loans and borrowings	18	823,731	1,096,235

Total current liabilities		21,712,366	24,221,822

Total liabilities		608,808,106	921,094,230

Total equity and liabilities		814,065,329	893,008,966

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors on 28 March 2013

/s/ Harold Motaung	/s/ Fikile De Buck

Harold Motaung (Director)	Fikile De Buck (Director)

ATLATSA RESOURCES CORPORATION

Consolidated Statements of Comprehensive Income

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2012	2011	2010

Revenue	22	117,557,331	144,406,716	148,286,833
Cost of sales	23	(195,387,551)	(209,966,805)	(173,151,188)

Gross loss		(77,830,220)	(65,560,089)	(24,864,355)

Administrative expenses		(14,589,526)	(23,788,855)	(18,291,753)
Transaction costs		(822,621)	—	(1,811,294)
Other income		105,177	116,191	426,617
Fair value gain on consolidated facility	24	90,589,136	—	—

Operating (loss)		(2,548,054)	(89,232,753)	(44,540,785)

Finance income	25	382,262	745,590	1,113,642
Finance expense	26	(82,837,200)	(92,044,884)	(67,521,703)

Net finance expense		(82,454,938)	(91,299,294)	(66,408,061)

Loss before income tax	27	(85,002,992)	(180,532,047)	(110,948,846)

Income tax	28	(10,563,878)	32,667,499	17,290,040

Loss for the year		(95,566,870)	(147,864,548)	(93,658,806)

Other comprehensive (loss)/income

Foreign currency translation differences for foreign operations		2,415,302	(7,913,856)	6,237,524

Effective portion of changes in fair value of cash flow hedges		—	1,602,501	(3,121,650)

Reclassification to profit or loss on settlement of cash flow hedge		—	2,521,654	—

Other comprehensive (loss)/income for the year, net of income tax	29	2,415,302	(3,789,701)	3,115,874

Total comprehensive loss for the year		(93,151,568)	(151,654,249)	(90,542,932)

Loss attributable to:

Owners of the Company		(18,717,839)	(81,928,814)	(51,721,410)

Non-controlling interest		(76,849,031)	(65,935,734)	(41,937,396)

Loss for the year		(95,566,870)	(147,864,548)	(93,658,806)

Total comprehensive loss attributable to:

Owners of the Company		(17,236,373)	(83,923,552)	(50,921,216)

Non-controlling interest		(75,915,195)	(67,730,697)	(39,621,716)

Total comprehensive loss for the year		(93,151,568)	(151,654,249)	(90,542,932)

Basic and diluted loss per share	30	(4 cents )	(19 cents )	(12 cents )

The accompanying notes are an integral part of these consolidated financial statements.

ATLATSA RESOURCES CORPORATION

Consolidated Statements of Changes in Equity

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

		Attributable to equity holders of the Company
		Share capital		Treasury shares		Convertible preference shares	Foreign currency translation reserve	Share- based payment reserve	Hedging reserve	Accumulated loss	Total	Non- controlling interest	Total equity
	Note	Number of shares	Amount	Number of shares	Amount
Balance at 1 January 2010		201,743,472	71,713,114	(4,497,062)	(4,991,726)	162,910,000	(9,390,899)	19,770,786	(731,293)	(111,798,092)	127,481,890	82,025,730	209,507,620

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	—	—	—	(51,721,410)	(51,721,410)	(41,937,396)	(93,658,806)
Total other comprehensive loss	29	—	—	—	—	—	4,193,056	—	(3,392,862)	—	800,194	2,315,680	3,115,874

Total comprehensive loss for the year		—	—	—	—	—	4,193,056	—	(3,392,862)	(51,721,410)	(50,921,216)	(39,621,716)	(90,542,932)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Common shares issued		70,000	139,474	—	—	—	—	(71,665)	—	—	67,809	—	67,809
Share-based payment transactions		—	—	—	—	—	—	2,333,450	—	—	2,333,450	—	2,333,450

Total contributions by and distributions to owners		70,000	139,474	—	—	—	—	2,261,785	—	—	2,401,259	—	2,401,259

Balance at 31 December 2010		201,813,472	71,852,588	(4,497,062)	(4,991,726)	162,910,000	(5,197,843)	22,032,571	(4,124,155)	(163,519,502)	78,961,933	42,404,014	121,365,947

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	—	—		(81,928,814)	(81,928,814)	(65,935,734)	(147,864,548)
Total other comprehensive loss	29	—	—	—	—	—	(6,040,490)	(78,403)	4,124,155	—	(1,994,738)	(1,794,963)	(3,789,701)

Total comprehensive loss for the year		—	—	—	—	—	(6,040,490)	(78,403)	4,124,155	(81,928,814)	(83,923,552)	(67,730,697)	(151,654,249)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Common shares issued		75,000	114,495	—	—	—	—	(51,495)	—	—	63,000	—	63,000
Share-based payment transactions		—	—	—	—	—	—	2,140,038	—	—	2,140,038	—	2,140,038

Total contributions by and distributions to owners		75,000	114,495	—	—	—	—	2,088,543	—	—	2,203,038	—	2,203,038

Balance at 31 December 2011		201,888,472	71,967,083	(4,497,062)	(4,991,726)	162,910,000	(11,238,333)	24,042,711	—	(245,448,316)	(2,758,581)	(25,326,683)	(28,085,264)

Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	24	—	—	—	—	—	—	—	—	—	—	197,477,602	197,477,602
Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	—	—	—	(18,717,839)	(18,717,839)	(76,849,031)	(95,566,870)
Total other comprehensive loss	29	—	—	—	—	—	1,440,676	40,790	—	—	1,481,466	933,836	2,415,302

Total comprehensive loss for the year		—	—	—	—	—	1,440,676	40,790	—	(18,717,839)	(17,236,373)	(75,915,195)	(93,151,568)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Common shares issued		—	—	—	—	—	—	—	—	—	—	—	—
Fair value gain on de-recognition of debt facility in relation to the first phase of debt restructuring	24	—	—	—	—	—	—	—	—	—	—	127,814,103	127,814,103
Share-based payment transactions		—	—	—	—	—	—	1,202,350	—	—	1,202,350	—	1,202,350

Total contributions by and distributions to owners		—	—	—	—	—	—	1,202,350	—	—	1,202,350	127,814,103	129,016,453

Balance at 31 December 2012		201,888,472	71,967,083	(4,497,062)	(4,991,726)	162,910,000	(9,797,657)	25,285,851	—	(264,166,155)	(18,792,604)	224,049,827	205,257,227

The accompanying notes are an integral part of these consolidated financial statements.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2012	2011	2010
Cash flows from operating activities
Cash receipts from customers		140,085,828	148,279,469	138,546,181
Cash paid to suppliers and employees		(171,351,040)	(189,597,810)	(154,336,968)

Cash utilised by operations	31	(31,265,212)	(41,318,341)	(15,790,787)
Interest received		296,187	544,825	985,573
Interest paid		(158)	(510,447)	(13,731)
Tax paid		(2,079,516)	—	(299,394)

Cash utilised by operating activities		(33,048,699)	(41,283,963)	(15,118,339)

Cash flows from investing activities
Investment in environmental trusts		(461,681)	(505,440)	—
Acquisition of property, plant and equipment	7	(2,563)	(2,238)	(494,095)
Acquisition of capital work-in-progress	8	(38,917,145)	(28,678,042)	(28,193,472)
Acquisition of intangible assets	9	—	(236,304)	(3,328,100)
Other		—	—	(335,800)

Cash utilised by investing activities		(39,381,389)	(29,422,024)	(32,351,467)

Cash flows from financing activities
Loans and borrowings raised – OCSF	18	72,872,141	68,543,022	41,382,644
Loans and borrowings raised – Funding loan	18	315,612,211	—	—
Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd		197,477,614	63,000	67,809
Settlement of interest rate swap		—	(3,691,604)	—
“A” Preference shares repaid		(401,782,311)	—	—
Loans repaid – OCSF		(110,074,287)	—	—
Loans repaid – Funding loan		(1,233,228)	—	—
Interest-free loan raised	18	—	—	599,442
Loans repaid – Interest-free Loan	18	—	—	(590,537)
Other loans repaid	18	(1,048,243)	(716,371)	—

Cash generated from financing activities		71,823,897	64,198,047	41,459,358

Effect of foreign currency translation		(757,931)	(3,311,642)	827,527

Net decrease in cash and cash equivalents		(1,364,122)	(9,819,582)	(5,182,921)
Cash and cash equivalents, beginning of the year		15,945,008	25,764,590	30,947,511

Cash and cash equivalents, end of the year	15	14,580,886	15,945,008	25,764,590

The accompanying notes are an integral part of these consolidated financial statements.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Atlatsa Resources Corporation (“Company” or “Atlatsa”) is incorporated in the Province of British Columbia, Canada. The Company has a primary listing on the TSX Venture Exchange (“TSX-V”) and a secondary listing on the New York Stock Exchange (“NYSE”) and the JSE Limited (“JSE”). The consolidated financial statements of the Company as at 31 December 2012 and 2011 and for the years ended 31 December 2012, 2011 and 2010 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in associates, special purpose entities and jointly controlled entities. Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Atlatsa operates in South Africa through its wholly-owned subsidiary Plateau Resources Proprietary Limited (“Plateau”) which owns the Group’s various mineral property interests and conducted the Group’s business in South Africa.

2.	GOING CONCERN

The Group incurred a net loss for the year ended 31 December 2012 of $95.6 million (2011: $147.9 million) and as of that date its total assets exceeded its total liabilities by $205.3 million (2011: total liabilities exceeded total assets by $28.1 million). The company continues to incur losses.

The company embarked on a restructuring and recapitalising plan during 2012 and on 28 September 2012 the first phase of the restructuring plan was completed. The effect was a consolidation of all loan facilities into one facility at a more favourable interest rate of 6.27% compared to 12.31% of the previous facility. The funds available from this facility are expected to meet the Group’s projected cash flow requirements until approximately May 2013. The company is currently engaged in negotiations with Anglo American Platinum Limited (“Anglo”) to implement the second phase of the plan to reduce the debt by $287.1 million (ZAR2.45 billion) and for additional funds to be made available from Anglo to meet the Group’s projected cash flow requirements until approximately the end of 2015. Under the proposed plan the new restructured debt will only be repayable once the company generates sufficient free cash flow.

Anglo has currently extended financial support until 31 August 2013.

The financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that debt restructuring and accompanying funding arrangements as described above are successfully negotiated and approved by the shareholders by June 2013, refer to note 37.

In the event that the negotiations are not successful, these conditions give rise to a material uncertainty which may cast significant doubt about the ability of the Company and its subsidiaries to continue as going concerns and, therefore that they may be unable to realise their assets and discharge their liabilities in the normal course of business.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

4.	ACCOUNTING POLICIES

These consolidated financial statements are presented in (unless stated otherwise) Canadian Dollars (“$”), which is also the Company’s functional currency. All financial information presented in $ has been rounded to the nearest dollar, except when otherwise indicated.

The accounting policies set out below are applied consistently to all years presented in these consolidated financial statements and have been applied consistently by Group entities.

4.1	Basis for consolidation

(i)	Business combinations

All business combinations are accounted for by applying the acquisition method.

Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, consideration is given to potential voting rights that are currently exercisable. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

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

An impairment loss is recognised if the carrying amount of an asset or its cash-generating units exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash- generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

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

The Group considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant assets are assessed for specific impairment. Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics. In assessing collective impairment the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less that suggested by historical trends.

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

Inventories, comprising ore stockpiles and consumables, are measured at the lower of cost and net realisable value.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

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

The fair value of the amount payable to employees in respect of the share appreciation rights (SARs), which are settled in cash, is recognised as an expense with a corresponding increase in liabilities over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as employee costs in profit or loss.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

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

Revenue from the sale of metals and intermediary products in the course of ordinary activities is measured at the fair value of the consideration received or receivable. Revenue further excludes value-added tax and mining royalties.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

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

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill. The Group is able to control the timing of the reversal of the temporary differences. The ability to control the timing of reversal is a key part of the recognition exemption from recognizing deferred tax related to temporary differences related to investment in subsidiaries, associate and jointly controlled entities.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

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

Once classified as held for sale or distribution, intangible assets and property, plant and equipment are no longer amortised or depreciated.

4.20	New standards and interpretations

Standards and interpretations issued but not yet effective and applicable to the Group:

•	IAS 19, Employee benefits: Defined benefit plans (effective 1 January 2013)

•	IAS 27, Separate Financial Statements (effective 1 January 2013)

•	IAS 28, Investment in Associates and Joint ventures (effective 1 January 2013)

•	IAS 32, Offsetting Financial Assets and Financial Liabilities (effective 1 January 2014)

•	Amendment to IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities (effective 1 January 2013)

•	IFRS 9, Financial Instruments (effective 1 January 2015)

•	IFRS 9, Additions to IFRS 9 Financial instruments (effective 1 January 2015)

•	IFRS 10, Consolidated Financial Statements (effective 1 January 2013)

•	IFRS 11, Joint Arrangements (effective 1 January 2013)

•	IFRS 12, Disclosure of Interests in Other Entities (effective 1 January 2013)

•	IFRS 13, Fair Value Measurement (effective 1 January 2013)

•	Amendment to IFRS 10, IFRS 11 and IFRS 12, Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Effective 1 January 2013)

•	IFRIC 20, Stripping costs in the Production Phase of a Surface Mine (effective 1 January 2013)

•	7 individual amendments to 5 standards, Improvements to International Financial Reporting Standards 2012 (effective 1 January 2013)

The Group is currently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.

Standards and interpretations adopted in the current year by the Group:

•	Amendment to IAS1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

•	Amendments to IAS 12, Deferred Tax: Recovery of Underlying assets

There was no significant impact on these consolidated financial statements as a result of adopting these standards and interpretations as IAS1 refers to the presentation which is already reflected and the amendments to IAS 12 is not applicable.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

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

The fair value of the cash-settled SARs is measured using the binomial valuation model. Measurement inputs include share price on measurement date, strike price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), vesting, expiry and exercise dates, expected dividends and the risk free interest rate (based on the Bond Exchange of South Africa).

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

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

Trade and other receivables

Trade receivables represents sale of concentrate to Rustenburg Platinum Mines Limited (“RPM”) in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. The Group has no collateral against these receivables.

100% of the Group’s revenue is generated in South Africa from sale of concentrate by Bokoni Mine to RPM.

Cash and cash equivalents

At times when the Group’s cash position is positive, cash deposits are made with financial institutions having superior local credit ratings.

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. This is facilitated via the Senior Term Facility, as amended on September 26, 2012. The Group’s cash and cash equivalents are invested in business accounts which are available on demand.

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

The maturity profile of the contractual undiscounted cash flows of financial instruments, including scheduled interest payments on loans and borrowings, at 31 December were as follows:

	2013	2014	2015	2016	Thereafter	Total
2012

Non-derivative financial liabilities

Loans and borrowings	754,531	4,142,905	562,335	190,021,619	562,416,835	757,898,225
Trade and other payables	14,319,136	—	—	—	—	14,319,136

Total 2012	15,073,667	4,142,905	562,335	190,021,619	562,416,835	772,217,361

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

	2012	2013	2014	2015	Thereafter	Total
2011
Loans and borrowings	1,027,035	4,201,292	44,553,903	44,553,903	1,510,996,207	1,605,332,340
Trade and other payables	13,497,013	—	—	—	—	13,497,013

Total 2011	14,524,048	4,201,292	44,553,903	44,553,903	1,510,996,207	1,618,829,353

(iii)	Interest rate risk

As a result of the Group acquiring the Bokoni business during 2009, the Group had secured loan facilities with Standard Chartered Bank plc (“Standard Chartered”) and RPM. Standard Chartered provided a loan of $58.6 million (ZAR500 million) and RPM provided a loan of $56.3 million (ZAR480 million) to the Group which was subject to interest rate risk. On 28 April 2011, the Standard Chartered loan was ceded to RPM with revisions to certain terms of the loan including a reduction in the interest rate to 3 month JIBAR plus 4% (9.585% at 31 December 2011) from a 3 month JIBAR plus applicable margin (4.5%) and mandatory cost (1.27%) (refer to note18).

The Group previously entered into an interest rate swap arrangement with Standard Chartered to fix the variable interest rate on $58.6 million (ZAR500 million) of the principal amount of the loan at 14.695% which arrangement was settled on 28 April 2011 with funding obtained from RPM. This funding has the same terms as the debt ceded to RPM and is also subject to interest rate risk.

On 28 September 2012, Atlatsa entered into an Amendment and Interim Implementation Agreement pursuant to which Atlatsa implemented the first phase of the broader restructuring, recapitalization and refinancing transaction, which was first announced by Atlatsa in a news release dated February 2, 2012.The first phase of the Restructure Plan involved an amendment to the terms of the Senior Term Loan Facilities Agreement (now a consolidated facility) dated June 12, 2009 between Plateau, as borrower and RPM, as lender to increase the total loan facility available by approximately $310.6 million (ZAR2.65 billion). The additional loan proceeds were used to repay the existing OCSF and fund share subscriptions by Plateau into Bokoni Platinum Holdings Proprietary Limited (“Bokoni Holdco”) and by Bokoni Holdco into Bokoni Mine (the “Share Subscriptions”) for the purpose of repayment of certain existing loan facilities by Plateau, Bokoni Holdco and Bokoni Mine.

The interest rate payable on the debt owing will be reduced to an annual effective rate of 6.27% (linked to the 3-month JIBAR) from the current effective rate of 12.31%. These revised loans are also subject to interest rate risk.

The method used in the sensitivity analysis is to assume a change in basis points. A 100 basis point increase in the interest rate at 31 December 2012 on the RPM loans would have changed the loss for the year by approximately $2,478,813 (2011: ($1,210,659)) and a 100 basis point decrease by ($3,694,508) (2011: $1,210,659). This analysis assumes that all other variables remain constant.

(iv)	Foreign currency risk

The Group, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within the Group, certain loans between Group entities amounting to $50.6 million (2011: $49.9 million) are exposed to foreign exchange fluctuations. The method used in the sensitivity analysis is to assume a change in the $/ZAR exchange rate. The closing ZAR to $ exchange rate for the year ending 31 December 2012 was ZAR8.53 (2011:ZAR7.94). A 10% change in the $/ZAR exchange rate at 31 December 2012 would have resulted in an increase/decrease of $5.1 million (2011: $5.0 million) in equity. The Group has no significant external exposure to foreign exchange risk. All loans and borrowings are denominated in ZAR (refer note 18).

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

The Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure. Atlatsa ’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings Proprietary Limited (“Atlatsa Holdings”) (formerly Pelawan Investments Proprietary Limited), its majority Black Economic Empowerment (“BEE “) shareholder, retain a 51% fully diluted shareholding in the Company up until 1 January 2015, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the Department of Mineral Resources (“DMR”), the SARB and Anglo.

There were no changes to the Group’s approach to capital management during the year.

(vii)	Summary of the carrying value of the Group’s financial instruments

At 31 December 2012	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust	3,250,760	—
Trade and other receivables	1,154,526	—
Cash and cash equivalents	14,580,886	—
Restricted cash	535,502	—
Loans and borrowings	230,283	435,791,920
Trade and other payables	—	14,319,136

At 31 December 2011	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust	2,927,591	—
Trade and other receivables	24,999,127	—
Cash and cash equivalents	15,945,008	—
Restricted cash	786,291	—
Loans and borrowings	367,178	745,552,722
Trade and other payables	—	13,497,013

The loans and borrowings carrying value (financial liabilities at amortised cost) compared to fair value is as follows:

	2012		2011
	Carrying value	Fair value	Carrying value	Fair value
Loans and borrowings	435,791,920	435,791,920	745,552,722	822,304,338

The fair value of all other non-derivative financial instruments approximates carrying value due to the short-term to maturity.

The contractual value of the loans and borrowings (financial liabilities at amortised cost) at 31 December 2012 was $554,659,611 (ZAR4,732,590,541) (2011:$745,552,722 (ZAR5,921,784,925)).

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT

Summary

	2012	2011
Cost
Balance at beginning of year	876,764,628	1,032,647,854
Additions	2,563	2,238
Transferred from capital work-in-progress	40,632,355	17,168,350
Disposals	(934)	(1,087,212)
Adjustment to rehabilitation assets	1,391,080	1,050,670
Effect of translation	(62,240,040)	(173,017,272)

Closing Balance	856,549,652	876,764,628

Accumulated depreciation and impairment losses
Balance at beginning of year	77,840,208	47,741,321
Depreciation for the year	37,091,152	42,075,759
Disposals	(353)	(748,144)
Effect of translation	(6,838,260)	(11,228,728)

Closing Balance	108,092,747	77,840,208

Carrying value	748,456,905	798,924,420

2012	Total	Mining Development and Infrastructure	Plant and Equipment	Buildings	Motor Vehicles	Furniture and Fittings

Cost
Balance at beginning of year	876,764,628	723,436,727	99,012,259	50,028,250	3,708,511	578,881
Additions	2,563	—	—	—	—	2,563
Transferred from capital work-in-progress	40,632,355	34,744,984	5,158,567	123,021	595,206	10,577
Disposals	(934)	—	—	—	(934)	—
Adjustment to rehabilitation assets	1,391,080	1,391,080	—	—	—	—

Effect of translation	(62,240,040)	(51,413,006)	(7,044,951)	(3,461,915)	(279,649)	(40,519)

Closing Balance	856,549,652	708,159,785	97,125,875	46,689,356	4,023,134	551,502

Accumulated depreciation and impairment losses
Balance at beginning of year	77,840,208	64,473,077	7,812,645	2,941,882	2,198,682	413,922
Depreciation for the year	37,091,152	27,506,955	6,113,731	2,603,784	772,849	93,833
Disposals	(353)	—	—	—	(353)	—
Effect of translation	(6,838,260)	(5,537,489)	(780,413)	(305,735)	(182,328)	(32,295)

Closing Balance	108,092,747	86,442,543	13,145,963	5,239,931	2,788,850	475,460

Carrying Value	748,456,905	621,717,242	83,979,912	41,449,425	1,234,284	76,042

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

2011	Total	Mining Development and Infrastructure	Plant and Equipment	Buildings	Motor Vehicles	Furniture and Fittings
Cost
Balance at beginning of year	1,032,647,854	849,610,976	117,821,913	60,002,112	4,521,033	691,820
Additions	2,238	—	—	—	—	2,238
Transferred from capital work-in-progress	17,168,350	16,309,016	842,437	—	16,897	—
Disposals	(1,087,212)	(1,004,020)	—	—	(83,192)	—
Adjustment to rehabilitation assets	1,050,670	1,050,670	—	—	—	—
Effect of translation	(173,017,272)	(142,529,915)	(19,652,091)	(9,973,862)	(746,227)	(115,177)

Closing Balance	876,764,628	723,436,727	99,012,259	50,028,250	3,708,511	578,881

Accumulated depreciation and impairment losses
Balance at beginning of year	47,741,321	43,172,561	1,989,265	483,279	1,733,011	363,205
Depreciation for the year	42,075,759	31,624,591	6,686,843	2,758,749	884,868	120,708
Disposals	(748,144)	(682,274)	—	—	(65,870)	—
Effect of translation	(11,228,728)	(9,641,801)	(863,463)	(300,146)	(353,327)	(69,991)

Closing Balance	77,840,208	64,473,077	7,812,645	2,941,882	2,198,682	413,922

Carrying Value	798,924,420	658,963,650	91,199,614	47,086,368	1,509,829	164,959

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

Key assumptions used in the value-in-use calculation of the impairment assessment of mining assets were the following:

•	Life-of-mine – 31 years

•	South African real discount rate – 9.64% (the weighted average cost of capital for Bokoni)

•	Range of PGM prices – based on market expectations. Initial price of US$1,735/oz for platinum in 2013 with US inflation parity from 2017 onwards.

•	South African inflation – based on market expectations. Long-term inflation rate of 6.10%

•	Production of 4E ounces starts at 197,101 ounces in 2013, building up to 412,000 ounces in 2020 and gradually scales down towards the end of the life of mine.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

8.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni Mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	2012	2011
Balance at beginning of year	20,826,290	10,311,973
Additions	38,917,145	28,678,042
Transfer to property, plant and equipment	(40,632,355)	(17,168,350)
Capitalisation of borrowing costs	2,382,069	1,777,431
Effect of translation	(1,465,385)	(2,772,806)

	20,027,764	20,826,290

Capital work-in-progress is funded through cash generated from operations and available loan facilities (refer note 18).

9.	INTANGIBLE ASSETS

Cost
Balance at beginning of year	3,113,175	3,473,000
Additions	—	236,304
Effect of translation	(215,128)	(596,129)

Balance at end of year	2,898,047	3,113,175

Accumulated amortisation and impairment losses
Balance at beginning of year	1,217,970	192,944
Amortisation for the year	1,001,726	1,148,618
Effect of translation	(123,577)	(123,592)

Balance at end of year	2,096,119	1,217,970

Carrying value	801,928	1,895,205

The intangible asset relates to the implementation of a SAP system throughout the Group during 2011. The asset is amortised on a straight line basis over three years.

10.	MINERAL PROPERTY INTERESTS

Balance at beginning of year	12,370,437	13,716,383
Effect of translation	(466,519)	(1,345,946)

	11,903,918	12,370,437
Assets classified as available for sale:
Ga-Phasha	(3,836,670)	(4,068,794)
Boikgantsho	(30,589)	(32,860)

	(3,867,259)	(4,101,654)

	8,036,659	8,268,783

The Group’s mineral property interest consists of various early stage exploration projects as detailed below:

Ga-Phasha

In January 2004, Atlatsa and Atlatsa Holdings combined their respective PGM assets, comprising Atlatsa ’s Northern and Western Limb PGM projects and Atlatsa Holding’s 50% participation interest in the Ga-Phasha Project (“Ga-Phasha Project”) on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha Project property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

As of 1 July 2009, the joint venture agreements terminated and Ga-Phasha Platinum Mines Proprietary Limited (“GPM”), a

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

wholly-owned subsidiary of Bokoni Holdco, acquired the respective interest in the assets relating to the Ga-Phasha Project. Atlatsa owns an effective 51% interest in the Ga-Phasha Project.

Atlatsa increased its interest in the GPM exploration project assets from 50% to 51% on 1 July 2009.

The mineral title relating to the Ga-Phasha Project is held by GPM.

During 2011, the Group’s management committed to a plan to sell two (Pashaskraal and De Kamp) of the four farms in Ga-Phasha as part of the refinancing and restructuring plan of the Group (refer note 38). Efforts to sell these mineral properties have commenced and a sale is expected during 2013. The disposal relates to the projects segment.

Platreef

As of 1 July 2009, the Group holds an effective 51% in Platreef properties located on the Northern Limb of the Bushveld Igneous Complex (“BIC”) in South Africa. The Group has received conversion to new order prospecting rights in respect of all Platreef mineral properties.

Boikgantsho

As of 1 July 2009, the Boikgantsho joint venture agreements terminated and Boikgantsho Platinum Mine Proprietary Limited (“BPM”), a private company incorporated under the laws of South Africa, a wholly-owned subsidiary of Bokoni Holdco, acquired the interest in and assets relating to the Boikgantsho Project (“Boikgantsho Project”). Atlatsa owns an effective 51% interest in the Drenthe 778LR (“Drenthe”) and Witrivier 777LR (“Witrivier”) farms and a portion of Mogalakwena’s adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex. The Group has received new order prospecting rights in respect of the Drenthe and Witrivier mineral properties which have been transferred to BPM.

During 2011, the Group’s management committed to a plan to sell the BPM asset as part of the refinancing and restructuring plan of the Group (refer note 38). Efforts to sell these mineral properties have commenced and a sale is expected during 2013. The disposal relates to the projects segment.

Kwanda

As of 1 July 2009, the Kwanda joint venture agreements terminated and Kwanda Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa, a wholly-owned subsidiary of Bokoni Holdco, acquired the interest in assets relating to the Kwanda Project (“Kwanda Project”). Atlatsa owns an effective 51% interest in this project. The Group received conversion to new order prospecting rights for the Kwanda North and Kwanda South properties.

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

•	Atlatsa will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Atlatsa.

•

Atlatsa is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Atlatsa has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Atlatsa. On delivery of the feasibility study, Atlatsa may elect to either:

•	Retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or

•

Relinquish its participating interest of 6% in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

11.	GOODWILL

	2012	2011
Balance at beginning of the year	10,994,115	13,185,952
Effect of translation	(759,721)	(2,191,837)

	10,234,394	10,994,115

For impairment considerations, refer note 7. The goodwill relates to the acquisition of Bokoni Mine.

12.	PLATINUM PRODUCERS’ ENVIRONMENTAL TRUST

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

13.	INVENTORIES

Consumables and ore stock piles	769,447	787,084

14.	TRADE AND OTHER RECEIVABLES

Financial assets
Trade receivables	913,558	24,230,043
Other trade receivables	240,968	769,084

	1,154,526	24,999,127
Non-financial assets
Prepayments	1,213,925	1,385,976
Lease debtor	—	1,925
Value added tax	564,953	2,014
Employee receivables	337,901	657,564
Other receivables	1,095	1,985

	3,272,400	27,048,591

The Group has one major customer with an outstanding account within the agreed payment terms. As a result, no allowance for impairment losses has been recognised.

15.	CASH AND CASH EQUIVALENTS

Bank balances	14,530,030	15,927,937
Cash on hand	50,856	17,071

	14,580,886	15,945,008

16.	RESTRICTED CASH

Restricted cash – ESOP Trust	535,502	786,291

Restricted cash consist of cash and cash equivalents held by the Bokoni Platinum Mine ESOP Trust, a consolidated SPE, which is not available to fund operations.

During the year there was no cash distribution to beneficiaries in terms of the trust deed (2011: $386,191 (ZAR3,067,439)).

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

17.	SHARE CAPITAL

Authorised and issued

	2012	2011
	Number of shares
Common shares with no par value	201,888,472	201,888,472
B2 Convertible Preference shares of $0.1481 (ZAR1) each	115,800	115,800
B3 Convertible Preference shares of $0.1481 (ZAR1) each	111,600	111,600

The Company’s authorised share capital consists of an unlimited number of common shares without par value. During 2009 cumulative convertible redeemable “B” preference shares were issued to facilitate the acquisition of the 51% shareholding in Bokoni Holdco.

Share capital
Share capital	74,150,116	74,150,116
Share issue costs	(2,183,033)	(2,183,033)

	71,967,083	71,967,083

Treasury shares	4,991,726	4,991,726

Treasury shares relate to shares held by the ESOP Trust in Atlatsa, which is consolidated by the Group.

Preference shares
B2 Convertible Preference shares	17,150	17,150
B3 Convertible Preference shares	16,528	16,528
Share premium	162,876,322	162,876,322

	162,910,000	162,910,000

$162.9 million (ZAR 1.1 billion) was raised through share-settled financing with the issue of cumulative mandatory convertible “B” preference shares (“B Prefs”) to RPM and a subsidiary of Atlatsa Holdings to finance the 51% acquisition in Bokoni Holdco on 1 July 2009. The final effects of the share settled financing will result in RPM receiving a fixed number of 115.8 million common shares of Atlatsa and Atlatsa Holdings, Atlatsa’s controlling shareholder, receiving a fixed number of 111.6 million common shares.

These preference shares are convertible upon the earlier of the date of receipt of a conversion notice from RPM and 1 July 2018.

A dividend will be declared on the last business day immediately prior to the conversion date, in terms of a formula set out in the preference share subscription agreement.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

18.	LOANS AND BORROWINGS

	2012	2011
Redeemable “A” preference shares (related party)	—	392,191,315
RPM – Funding loans (related party)	—	172,650,283
RPM – Consolidated facility (related party)	430,570,710	—
RPM – OCSF (related party)	—	172,991,980
RPM – Interest free loan (related party)	3,388,374	3,639,900
RPM – commitment fees (related party)	—	1,298,865
Other	1,832,836	2,780,379

	435,791,920	745,552,722
Short-term portion
Other	(823,731)	(1,096,235)

	(823,731)	(1,096,235)

Non-current liabilities	434,968,189	744,456,487

The carrying value of the Group’s loans and borrowings changed during the year as follows:

Balance at beginning of the year	745,552,722	716,936,362
Loan from RPM – OCSF	72,872,141	64,851,418
Loan repaid - RPM	(111,307,515)	—
Loans repaid - other	(1,048,243)	(716,317)
Commitment fee capitalised	(82,457)	(394,063)
Finance expenses accrued	84,546,911	88,648,310
Funding loan raised – RPM (related party)	315,612,211	3,691,604
Redemption of A Preference shares	(401,782,311)	—
Capitalisation transaction costs written-off	—	3,834,378
Commitment fee liability	82,457	394,063
Interest rate swap adjustment	—	355,852
De-recognition of OCSF and Senior funding loan	(682,365,807)	—
Recognition of consolidated facility	682,365,807	—
Fair value gain on recognition of consolidated facility and subsequent adjustments	(215,470,758)	—
Other	—	86,938
Effect of translation	(53,183,238)	(132,135,823)

Balance at end of the year	435,791,920	745,552,722
Short-term portion
Other	(823,731)	(1,096,235)

	(823,731)	(1,096,235)

Non-current portion	434,928,189	744,456,487

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

The fair value gain on recognition of consolidated facility and subsequent adjustments is made up of the following:

	2012	2011
Day 1 gain – owners of the company	(102,291,808)	—
Day 1 gain – Non-controlling interest (refer note 24)	(127,814,103)	—
Subsequent adjustments* (refer note 24)	14,635,153	—

	(215,470,758)	—

*	The subsequent adjustments relate to changes in estimate due to cash flows used in the fair value calculation.

The terms and conditions for the outstanding borrowings at 31 December 2012 are as follows:

Senior Term Loan Facility (now recognised as part of the “Consolidated facility”)

On 28 April 2011, the Senior Term Loan Facility with Standard Chartered Bank (“SCB”) and FirstRand Bank acting through its division, Rand Merchant Bank (“RMB”) was ceded to Anglo through its subsidiary, RPM. The outstanding interest rate swap was settled with funding obtained from RPM.

The debt ceded to RPM had similar terms as the Senior Term Loan Facility except for certain revisions. The revised terms of the loan was a reduction in the interest rate from a 3 month JIBAR plus applicable margin (4.5%) and mandatory cost (11.735% at 31 December 2010) to 3 month JIBAR plus 4% (9.575% at 31 December 2011). The total facility had also been increased from $94.4 million (ZAR750 million) to $117.1 million (ZAR930 million). The commencement of re-payments was then deferred by one year from 31 January 2013 to 31 January 2014. RPM also waived the loan covenants on the debt as of 31 December 2011 and until 31 January 2013.

On 28 September 2012, Atlatsa entered into an Amendment and Interim Implementation Agreement pursuant to which Atlatsa implemented the first phase of the broader restructuring, recapitalization and refinancing transaction, which was first announced by Atlatsa in a news release dated 2 February 2012.

The first phase of the Restructure Plan involved an amendment to the terms of the Senior Term Loan Facilities Agreement (now a consolidated facility) dated 12 June 2009 between Plateau, as borrower and RPM, as lender to increase the total loan facility available by approximately $310.6 million (ZAR2.65 billion). The additional loan proceeds were used to repay the existing OCSF and fund share subscriptions by Plateau into Bokoni Holdco and by Bokoni Holdco into Bokoni Mine (the “Share Subscriptions”) for the purpose of repayment of certain existing loan facilities by Plateau, Bokoni Holdco and Bokoni Mine.

The interest rate payable on the debt owing will be reduced to an annual effective rate of 6.27% (linked to the 3-month JIBAR) from the current effective rate of 12.31%. Due to the significant change in the terms of the loan, the Senior Term Loan Facility was derecognised and a new loan recognised at fair value – the Consolidated facility.

RPM - Funding Loans (now recognised as part of the “Consolidated facility”)

This loan was between RPM and Bokoni Holdco and consisted of the retention of the original RPM loans for an amount of $56.3 million (ZAR480.3 million)

As a result of the changes to the Senior Term Loan Facility, the commencement of the repayments of the $56.3 million was also deferred by one year from 31 January 2013 to 31 January 2014 and is payable in semi-annual instalments. The unpaid principal balance would bear interest at the interest rate and on the same terms as the revised Senior Term Loan Facility ceded by SCB to Anglo. The total facility had also been increased from $84.4 million (ZAR720 million) to $104.7 million (ZAR893 million).

On 28 September 2012, the loan was derecognised as a result of the significant change in the terms of the loan and a new loan was recognised at fair value – now called the Consolidated facility.

RPM – OCSF (now recognised as part of the “Consolidated facility”)

Under the Operating Cash flow Shortfall Facility (“OCSF”), if funds are requested by Bokoni (and authorised by Bokoni Holdco), RPM shall advance such funds directly to Bokoni. At 31 December 2012, $200.8 million (ZAR1.71 billion) of the available $252.8 million (ZAR2.16 billion) has been advanced by RPM. The remaining facility may be utilised only for the purposes of operating or capital expenditure cash shortfalls at Bokoni. In addition, RPM has extended the terms of the OCSF facility to fund cash shortfalls up to 31 January 2013.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

On 28 September 2012, the loan was derecognised as a result of the significant change in the terms of the loan and a new loan was recognised at fair value – now called the Consolidated facility

RPM – Standby Facility

The Group secured an agreement with RPM to access RPM’s attributable share of the Bokoni Holdco cash flows (“the Standby Facility”) up to a maximum of 29% of all free cash flow generated from the Bokoni Mine to meet its repayment obligations in terms of the Senior Term Loan Facility. This facility will bear interest at the prime rate of interest in South Africa (currently 9%). The standby facility has a final maturity date on 1 July 2018. As at 31 December 2012, no draw-down was made on the standby facility.

RPM – Interest-free loan

This loan is between RPM and Bokoni Holdco. The loan is interest-free and repayable 12 months and 1 day after requested by RPM.

Other

This loan is between Plateau and the Deloitte Mining Shared Service Centre (“DMSSC”) relating to the financing of the new SAP system (refer note 9). The loan bears interest at prime (8.5% at 31 December 2012) plus 2% and is payable in quarterly instalments starting 31 March 2011.

Security

The Senior Term Loan Facility is secured through various security instruments, guarantees and undertakings provided by the Group against 51% of the cash flows generated by the Bokoni Mine, together with 51% of the Bokoni Mine asset base. The Standby Facility, OCSF and the “A” preference shares rank behind the Senior Term Loan Facility for security purposes.

Refer note 38 for events after the reporting date.

The Group’s debt is denominated in ZAR, which is translated to the presentation currency of the Company.

19.	DEFERRED TAX

Deferred tax liabilities and assets on the statement of financial position relate to the following:

	2012	2011
Deferred tax liabilities
Property plant and equipment (including capital work-in-progress)	214,355,251	228,912,376
Prepayments	289,060	339,869
Environmental trust fund contributions	742,633	664,358
Inventories	—	220,384
Fair value gain on consolidated debt facility	20,552,705

Gross deferred tax liability	235,939,649	230,136,987
Deferred tax assets
Provision for environmental liabilities	(2,740,214)	(2,347,438)
Unredeemed capital expenditure	(41,839,861)	(34,485,988)
Accrual for employee leave liabilities	(1,080,158)	(1,924,872)
Liability for share-based compensation	(154,345)	(165,801)
Calculated tax losses	(47,783,999)	(47,180,675)

Gross deferred tax asset	(93,598,577)	(86,104,774)

Net deferred tax liability	142,341,072	144,032,213

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

The movement in the net deferred tax liability recognised in the statement of financial position is as follows:

	2012	2011
Balance at beginning of year	144,032,213	208,805,557
Current year	6,049,415	(32,667,499)
Prior year adjustment	2,530,794	—
Fair value gain recognised directly in equity	34,261,529	—
Effect of translation	(44,552,879)	(32,105,845)

	142,341,072	144,032,213

As at 31 December the Group had not recognised the following net deferred tax assets:

Deferred tax assets	16,098,160	13,736,801
The unrecognised temporary differences are:
Unredeemed capital expenditure	1,644,438	1,766,508
Tax losses	12,930,100	12,052,145
Other deductible temporary differences	2,536,651	2,426,322
Foreign exchange losses	(1,013,029)	(2,508,174)

	16,098,160	13,736,801

Deferred tax assets have not been recognised for the above temporary differences as it is not probable that the respective Group entities to which they relate will generate future taxable income against which to utilise the temporary differences.

Gross calculated tax losses expire as follows:

2012-2016	—	(4,456,781)
2013-2017	(4,456,781)	—
Thereafter	(11,271,792)	(9,939,500)
Indefinitely	(200,495,074)	(140,157,235)

	(216,223,647)	(154,553,516)

20.	PROVISIONS

Non-current provisions
Rehabilitation provision
Balance at beginning of the year	8,383,708	8,184,494
Capitalised to property, plant and equipment	1,391,080	1,050,670
Unwinding of interest	672,204	644,045
Effect of translation	(660,513)	(1,495,501)

Balance at end of year	9,786,479	8,383,708

Future net obligations
Undiscounted rehabilitation cost	13,511,417	12,963,704
Amount invested in environmental trust fund (refer note 12)	(3,250,760)	(2,927,591)

Total future net obligation - Undiscounted	10,260,657	10,036,113

The Group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions as well as the proceeds on sale of assets and metals from plant clean-up at the time of mine closure.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

Key assumptions used in determining the provision:

	2012	2011
Discount period	27.5 years	20 years
South African discount rate (risk free rate)	7.2%	8.4%
South African inflation	6.0%	5.2%

The method used in the sensitivity analysis is to assume a change in basis points. The change in basis point is applied to one variable while the other variable remains constant.

	2012	2011
Sensitivity – change in provision	Inflation rate (discount rate constant)	Inflation rate (discount rate constant)
1% increase	2,883,347	1,866,759
1% decrease	(2,245,647)	(1,558,336)

	Discount rate (inflation rate constant)	Discount rate (inflation rate constant)
1% increase	(2,204,478)	(1,307,110)
1% decrease	2,875,672	1,545,655

21.	TRADE AND OTHER PAYABLES

Financial liabilities
Trade payables	4,737,638	7,508,854
Other payables	9,581,498	5,988,159

	14,319,136	13,497,013
Non-financial liabilities
Payroll accruals	1,579,747	1,546,767
Leave liabilities	4,504,703	7,328,438
Share-appreciation rights	376,648	404,607
Lease accrual	2,690	53,667
Other accruals	—	6,847
Deferred income	—	9,596
Value added tax	105,711	278,652

	20,888,635	23,125,587

22.	REVENUE

Revenue from mining operations by commodity:

	2012	2011	2010
Platinum	72,048,362	85,146,242	89,250,257
Palladium	19,887,921	23,999,481	20,185,949
Rhodium	6,097,887	9,910,678	14,033,214
Nickel	9,870,789	14,414,240	15,120,505
Other	9,652,372	10,936,075	9,696,908

	117,557,331	144,406,716	148,286,833

Revenue consists of the sale of concentrate to RPM (a related party).

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

23.	COST OF SALES

Cost of sales includes:

	2012	2011	2010
Labour costs	80,915,283	86,226,560	79,399,203
Stores costs	29,147,878	33,519,868	25,468,848
Power and compressed air	12,057,211	11,871,488	9,619,321
Contractors cost	14,723,372	18,059,940	9,171,193
Other costs	21,581,660	19,174,646	17,135,596
Inventory movement	(38,257)	(855,227)	1,084,930
Depreciation	37,000,404	41,969,530	31,272,097

	195,387,551	209,966,805	173,151,188

24.	FAIR VALUE GAIN ON CONSOLIDATED FACILITY

On 28 September 2012 Atlatsa and Anglo announced the completion of the first phase (“Phase One”) of the restructure plan for the refinancing, recapitalisation and restructure of the Group. In terms of Phase One of the Restructure Plan, the Senior Term Loan Facilities Agreement dated 12 June 2009 (the “2009 Senior Debt Facility”) between the Company as borrower, and RPM as lender, was amended to increase the total amount available, and this amount was utilised to repay the amounts owed to Anglo under the Operating Cash Shortfall Facility (“OCSF”).

Atlatsa and Anglo subscribed for ordinary share capital in Bokoni Holdco ($205,537,924 and $197,477,602 respectively) and the proceeds were used to redeem the existing “A” Preference Share Facility that was outstanding to RPM. These transactions resulted in all outstanding debt owing to Anglo being consolidated into one single facility (the “Consolidated Debt Facility”) on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing from an effective annual cash flow interest rate of 12,31% to 6.27% (linked to the 3 month JIBAR rate – 5.13% at 31 December 2012).

As a result of this debt consolidation and associated interest rate adjustment the Company has recognised a fair value gain of $90,589,136 (ZAR742,533,902) in its 2012 financial statements, representing the fair value difference between the Company’s new costs of borrowing under the Consolidated Debt Facility when compared to a market related cost of borrowing available to the Company.

	Through profit/loss (Owners of the Company)	Through profit/loss (Non- Controlling interest)	Total – through profit/loss	Directly in equity (Non- controlling interest)
Day 1 fair value gain on Consolidated Debt Facility	102,291,808	—	102,291,808	127,814,103
Effect of translation	2,932,480	—	2,932,480	—
Movement – subsequent measurement	(10,725,589)	(3,909,563)	(14,635,152)	—

	94,498,699	(3,909,563)	90,589,136	127,814,103

The subsequent measurement adjustment relates to revised estimates of payments and receipts (cash flows) by the end of 31 December 2012 as compared to cash flows used in computing the fair value at 28 September 2012.

25.	FINANCE INCOME

Interest received – Financial assets at amortised cost
Platinum Producers’ Environmental Trust	85,312	82,685	108,504
Bank accounts	296,950	662,905	1,005,138

	382,262	745,590	1,113,642

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

26.	FINANCE EXPENSES

	2012	2011	2010
Financial liabilities at amortised cost
Bank and short-term facilities	—	—	13,617
“A” Preference shares (related party)	33,258,103	47,409,220	39,661,792
OCSF and funding facilities (related party)	24,209,389	30,903,663	22,779,618
Senior Term Loan Facility (related party)	12,274,479	9,132,826	11,512,806
Consolidated debt facility	14,180,371	—	—
Interest on fair value of interest rate swap	—	546,169	(195,702)
Other	244,314	702,438	563,219

	84,166,656	88,694,316	74,335,350

Non-financial liabilities
Notional interest – rehabilitation provision	672,204	644,045	515,626
Commitment fees on OCSF	380,409	631,838	310,177
Transaction costs	—	3,852,116	631,929

	1,052,613	5,127,999	1,457,732

Total finance costs before interest capitalised	85,219,269	93,822,315	75,793,082
Interest capitalised	(2,382,069)	(1,777,431)	(8,271,379)

Total finance costs	82,837,200	92,044,884	67,521,703

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation during the year is 12.6% (2011: 12.4%).

27.	LOSS BEFORE INCOME TAX

Loss before income tax as stated includes the following:

Operating lease expense – buildings	227,869	275,450	387,131
Restructuring costs	—	44,323	1,784,452
Share-based payment expense – equity settled	309,769	2,140,038	2,185,812
Share-based payments expense – cash settled	(389,858)	(437,152)	145,199
Bonus settled via shares	—	—	895,625
Interest rate swap fair value	—	2,550,958	(636,529)
Depreciation and amortisation	38,092,878	43,224,377	13,557,111

28.	INCOME TAX

SA normal taxation
Current tax – prior year	162,375	—	—
Deferred tax – prior year	6,069,415	—	(1,578,080)
Deferred tax – current year	2,530,794	32,667,499	18,868,120
Securities Transfer Tax	1,801,294	—	—

	10,563,878	32,667,499	17,290,040

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

Tax rate reconciliation:

	2012	2011	2010
Statutory Canadian tax rate	25%	26.50%	28.5%
Other disallowed expenditure	0.96%	(0.17%)	(0.13%)
Transaction costs disallowed	(0.20%)	(0.57%)	(0.63%)
Preference dividends disallowed	(10.96%)	(6.92%)	(8.89%)
Equity settled share based compensation	(0.51%)	(0.32%)	(1.10%)
Investment income not taxable	0.03%	0.01%	0.03%
Tax adjustments – prior year	(7.32%)	—	(1.45%)
Deferred tax assets not recognised	(2.27%)	(1.81%)	(0.47%)
Securities Transfer Tax	(2.12%)
Recoupment of finance expense	(18.17%)
Effect of rate differences	3.12%	1.04%	(0.28%)

Effective taxation rate	(12.44%)	17.76%	15.58%

29.	OTHER COMPREHENSIVE INCOME NET OF INCOME TAX

Components of other comprehensive income:

Foreign currency translation differences for foreign operations	2,415,302	(7,913,856)	6,237,524
Effective portion of changes in fair value of cash flow hedges	—	1,602,501	(3,121,650)
Reclassification to profit or loss on settlement of cash flow hedge	—	2,521,654	—

	2,415,302	(3,789,701)	3,115,874

Attributable to:
Owners of the Company	1,481,466	(1,994,738)	800,194
Non-controlling interest *	933,836	(1,794,963)	2,315,680

	2,415,302	(3,789,701)	3,115,874

*-	Relates to the foreign currency translation differences for foreign operations in 2012, 2011 and 2010.

30.	EARNINGS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2012 was based on the loss attributable to owners of the Company of $18,717,839 (2011: $81,928,814; 2010: $51,721,410), and a weighted average number of common shares of 424,791,411 (2011: 424,783,603; 2010: 424,665,314).

At 31 December 2012, 2011 and 2010, share options were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

Issued common shares at 1 January	201,888,473	201,813,473	201,813,472
Effect of shares issued in financial year	—	67,192	18,904
Treasury shares	(4,497,062)	(4,497,062)	(4,497,062)
Convertible “B” Preference shares - issued on 1 July 2009	227,400,000	227,400,000	227,400,400

Weighted average number of common shares at 31 December	424,791,411	424,783,603	424,665,314

The basic and diluted loss per share for the year ended 31 December 2012 was 4 cents (2011: 19 cents; 2010:12 cents).

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

31.	CASH UTILISED BY OPERATIONS

	2012	2011	2010
Loss before income tax	(85,002,992)	(180,532,047)	(110,948,846)
Adjustments for:
Finance expense	82,837,200	92,044,884	67,521,703
Finance income	(382,262)	(745,590)	(1,113,642)
Non-cash items:
Depreciation and amortisation	38,092,878	43,224,377	31,577,561
Equity-settled share-based compensation	1,346,509	2,140,038	2,333,450
Loss on disposal of property, plant and equipment	581	339,068	45,179
Derivative (profit)/loss	—	—	(223,727)
Settlement of cash flow hedge	—	2,550,958	—
Fair value gain on recognition of new facility	(90,589,136)	—	—
Impairment of assets	—	—	345,123
Other	—	69,200	135

Cash utilised before ESOP transactions	(53,697,222)	(40,909,112)	(10,463,064)
ESOP cash transactions (restricted cash)	312,510	836,081	—

Cash utilised before working capital changes	(53,384,712)	(40,073,031)	(10,463,064)
Working capital changes
Decrease/(increase) in trade and other receivables (i)	22,816,980	3,357,055	(8,719,410)
(Decrease)/increase in trade and other payables (ii)	(659,223)	(3,747,138)	2,306,757
(Increase)/decrease in inventories (iii)	(38,257)	(855,227)	1,084,930

Cash utilised by operations	(31,265,212)	(41,318,341)	(15,790,787)

(i)	Decrease/(increase) in trade and other receivables

Opening balance	27,048,591	36,190,110	23,466,503
Closing balance	(3,272,400)	(27,048,591)	(36,190,110)

Movement for the year	23,776,191	9,141,519	(12,723,607)
Effect of translation	(959,211)	(5,784,464)	4,004,197

	22,816,980	3,357,055	(8,719,410)

(ii)	(Decrease)/increase in trade and other payables

Opening balance	(23,125,587)	(31,844,332)	(26,948,647)
Closing balance	20,888,631	23,125,587	31,844,332

Movement for the year	(2,236,956)	(8,718,745)	4,895,685
Effect of translation	1,577,733	4,971,607	(2,588,928)

	(659,223)	(3,747,138)	2,306,757

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

(iii)	(Increase)/decrease in inventories

	2012	2011	2010
Opening balance	787,084	—	1,091,860
Closing balance	(769,447)	(787,084)	—

Movement for the year	(17,637)	(787,084)	1,091,860
Effect of translation	(20,620)	(68,143)	(6,930)

	(38,257)	(855,227)	1,084,930

32.	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO (the Group’s chief operating decision maker) reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine - Mining of PGM’s.

•	Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

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

	31 December 2012			31 December 2011
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
Revenue	117,557,331	—	117,557,331	144,406,716	—	144,406,716
Cost of sales	(196,735,768)	—	(196,735,768)	(212,137,181)	—	(212,137,181)	(i	)
EBITDA	(60,985,577)	(36,943)	(61,022,520)	(36,767,412)	(632,855)	(37,400,267)	(ii	)
Loss before income tax	(170,083,832)	(36,943)	(170,120,775)	(163,883,532)	(632,855)	(164,516,387)	(iii	)
Income tax	14,049,927	—	14,049,927	30,006,122	—	30,006,122	(iv	)
Depreciation	(35,567,022)	—	(35,567,022)	(41,020,865)	—	(41,020,865)	(v	)
Finance income	280,872	—	280,872	281,868	—	281,868	(vi	)
Finance expense	(73,812,106)	—	(73,812,106)	(86,377,123)	—	(86,377,123)	(vii	)
Total assets	827,304,772	114,373,668	941,678,440	901,154,720	9,703,357	910,858,077	(viii	)
Additions to non-current assets	38,917,145	—	38,917,145	268,678,042	—	268,678,042	(ix	)
Total Liabilities	(270,285,274)	(13,877,671)	(284,162,945)	(770,025,392)	(14,862,260)	(784,887,652)	(x	)

Reconciliations of reportable segment cost of sales, EBITDA, loss before income tax, income tax, depreciation, finance income, finance expense, assets, addition to non-current assets and liabilities:

		2012	2011

(i)	Cost of sales

	Total cost of sales for reportable segments	(196,735,768)	(212,137,181)
	Corporate and consolidation adjustments	1,348,217	2,170,376

	Consolidated cost of sales	(195,387,551)	(209,966,805)

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

		2012	2011
(ii)	EBITDA

	Total EBITDA for reportable segments	(61,022,520)	(37,400,267)
	Net finance expense	(82,454,938)	(91,299,294)
	Depreciation and amortisation	(38,092,878)	(43,224,377)
	Corporate and consolidation adjustments	96,567,344	(8,608,109)

	Consolidated loss before income tax	(85,002,992)	(180,532,047)

(iii)	Loss before income tax

	Total loss before tax for reportable segments	(170,120,775)	(164,516,387)
	Corporate and consolidation adjustments	85,117,783	(16,015,660)

	Consolidated loss before income tax	(85,002,992)	(180,532,047)

(iv)	Income tax

	Taxation for reportable segments	14,049,927	30,006,122
	Corporate and consolidation adjustments	(24,613,805)	2,661,377

	Consolidated taxation	(10,563,878)	32,667,499

(v)	Depreciation

	Depreciation for reportable segments	(35,567,022)	(41,020,865)
	Corporate and consolidation adjustments	(2,525,856)	(2,203,512)

	Consolidated depreciation	(38,092,878)	(43,224,377)

(vi)	Finance income

	Finance income for reportable segments	280,872	281,868
	Corporate and consolidation adjustments	101,390	463,722

	Consolidated finance income	382,262	745,590

(vii)	Finance expenses

	Finance expense for reportable segments	(73,812,106)	(86,377,123)
	Corporate and consolidation adjustments	(9,025,094)	(5,667,761)

	Consolidated finance expense	(82,837,200)	(92,044,884)

(viii)	Total assets

	Assets for reportable segments	941,678,440	910,858,077
	Corporate and consolidation adjustments	(127,613,111)	(17,849,111)

	Consolidated assets	814,065,329	893,008,966

(ix)	Additions to non-current assets

	Additions to non-current assets for reportable segments	38,917,145	28,678,042
	Corporate and consolidation adjustments	21,010	238,542

	Consolidated additions to non-current assets	38,938,155	28,916,584

(x)	Total liabilities

	Liabilities for reportable segments	(284,162,945)	(784,887,652)
	Corporate and consolidation adjustments	(324,645,161)	(136,206,578)

	Consolidated liabilities	(608,808,106)	(921,094,230)

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

33.	SHARE OPTIONS

33.1	Equity-settled options

The Group has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 (2011: 32,600,000) common shares. As at 31 December 2012, 7,933,000 options were outstanding and 24,667,000 options remained available to be granted. On 30 June 2009 the Company obtained shareholder and stock exchange approval to decrease the exercise price to C$1.29 per option for 8,061,000 share options, including stock options granted to certain insiders of the Company pursuant to repricing. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted. The continuity of share purchase options is as follows:

	Weighted average exercise price	Number of options	Contractual weighted average remaining life (years)
Balance - 31 December 2010	$1.11	13,241,000	3.97
Granted	—	—
Exercised	0.84	(75,000)
Cancelled	1.05	(593,333)
Expired	1.24	(410,000)

Balance – 31 December 2011	$1.11	12,162,667	2.89
Granted	—	—
Exercised	—	—
Cancelled	1.09	(246,667)
Expired	1.27	(3,983,000)

Balance – 31 December 2012	$1.03	7,933,000	2.14

Options outstanding and exercisable at 31 December 2012 were as follows:

Expiry date	Option price		Number of options outstanding	Number of options vested	Weighted average life (years)
25 June 2013	$1.29	#	916,000	916,000	0.5
30 June 2013	$1.29	#	1,410,000	1,410,000	0.5
25 June 2014	$0.96		562,000	562,000	1.5
30 November 2016	$0.84		4,545,000	4,545,000	3.9
1 May 2017	$1.61		500,000	333,000	4.3

Total			7,933,00	7,766,000

Weighted average exercise price			$1.03	$1.05

# -	The options were re-priced to $1.29 on 30 June 2009

The exercise prices of all share purchase options granted during the year were equal to or greater than the market price at the grant date. Using the Black-Scholes option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the statement of changes in equity.

The share-based payments expense recognised during the year ended 31 December 2012 was $309,769 (2011: $1,156,036; 2010: $2,333,450).

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

The assumptions used to estimate the fair value of options granted during the year were:

	2012	2011	2010
Canadian risk- free interest rate	2.8%	2.8%	3%
Expected life	5-7 years	5-7 years	5-7 years
Volatility	83%	83%	83%
Forfeiture rate	0%	0%	0%
Expected dividends	Nil	Nil	Nil

The volatility of the shares was calculated over the expected life of the option. Volatility was calculated by using available historical information on the share price for Atlatsa equal to the expected life of the scheme.

The risk free rate for periods within the contractual term of the share right is based on the Government of Canada benchmark bond yield.

33.2	Cash-settled share-based payments

The Group also currently has a scheme in place to award SARs to recognise the contributions of senior staff to the Group’s financial position and performance and to retain key employees. These SARs are linked to the share price of the Group on the JSE and are settled in cash on the exercise date.

A third of the SARs granted are exercisable annually from the grant date with an expiry date of 4 years from the grant date. The offer price of these SARs equaled the closing market price of the underlying shares on the trading date immediately preceding the granting of the SARs.

Share appreciation rights granted (all unvested at year-end)	17,324,869	6,294,869	3,737,103

Vesting year of unvested share appreciation rights:

Vested already	1,997,268	—	—
Within one year	5,636,401	2,396,801	1,575,035
One to two years	5,273,200	2,025,134	1,575,035
Two to three years	4,418,000	1,872,934	587,033

Total number of shares unvested	17,324,869	6,294,869	3,737,103

The value of the SARs expensed in the year ended 31 December 2012 was calculated as $ Nil (2011: $437,152; 2010: $947,176; 2009: $145,199).

The assumptions used to estimate the fair value of the SARS granted during the year were:

South African risk-free rate	4.9% - 5.8%	6.4%	6.7%
Volatility	82% - 106%	85.1%	82% - 86%
Forfeiture rate	0%	0%	0%
Expected dividends	Nil	Nil	Nil

The only vesting conditions for the scheme are that the employees should be in the employment of the Group.

The volatility of the shares were calculated with the equally weighted standard approach of calculating volatility by using available historical information on the share price for Atlatsa equal to the term to maturity of the scheme.

The risk-free rate for periods within the contractual term of the share right is based on the South African Government Bonds in effect at the time.

33.3	Bonus settled via shares

The Group issued 806,898 shares to key members of management at a cost of $895,625 during the year ended 31 December 2009 as consideration for finalising the acquisition as discussed in note 33 (2012, 2011 and 2010: Nil).

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

33.4	Bokoni Platinum Mine ESOP Trust

Prior to the acquisition of Bokoni on 1 July 2009, certain employees of Bokoni were part of the Anglo Group Employee Empowerment Scheme (“Kotula Scheme”). When Atlatsa acquired Bokoni, Anglo American Platinum Limited and Atlatsa replaced the Kotula Scheme with the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”), which has similar participation benefits to the Kotula Scheme.

The purpose of the ESOP Trust scheme is to incentivize and retain employees, promote BEE and increase broad-based and effective participation in the equity of Atlatsa by historically disadvantaged persons.

The ESOP Trust holds and utilises ordinary shares in Atlatsa (refer note 17) for the benefit of the beneficiaries.

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

The ESOP Trust shall dispose of the shares held in Atlatsa to the beneficiaries as follows:

•	One third shall vest in proportion to the beneficiaries units on 16 May 2013;

•	Half of the remaining balance of ordinary shares will vest in proportion to their interest on 16 May 2014; and

•	The remaining balance of ordinary shares will vest in proportion to their interest on 16 May 2015.

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

At 31 December the following units were allocated:

	2012	2011	2010
Total units available for allocation	70,000,000	70,000,000	70,000,000
Allocation 1 July 2009	(20,078,634)	(20,078,634)	(20,078,634)
Allocation 31 March 2010	(10,282,759)	(10,282,759)	(10,282,759)
Allocation 31 March 2011	(10,666,586)	(10,666,586)	—

Total units available for allocation at 31 December	28,972,021	28,972,021	39,638,607

Units forfeited	1,535,309	1,535,309	1,492,429
Forfeiture rate	5%	5%	5%
Expected dividends	Nil	Nil	Nil
Exercise price	Nil	Nil	Nil
Share price at grant date (ZAR)	7.00	7.00	11.10

The share-based payment expense recognised during the year ended 31 December 2012 was $877,546 (2011: $984,002; 2010: Nil).

34.	CONTINGENCIES

There are no contingencies that the directors are aware of at the reporting date.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

35.	RELATED PARTIES

Relationships

Related party	Nature of relationship

RPM

The Group concluded a number of shared services agreements between Bokoni mine and RPM, a wholly owned subsidiary of Anglo 49% shareholder in Bokoni Holdco. Pursuant to the terms of various shared services agreements, the Anglo group of companies will continue to provide certain services to Bokoni Mines at a cost that is no greater than the costs charged to any other Anglo group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services. RPM also provides debt funding to the Group and purchases all of the Group’s PGM concentrate.

Atlatsa Holdings	Atlatsa Holdings is the Company’s controlling shareholder.

Key management	All directors directly involved in the Atlatsa Group and certain members of top management at Bokoni and Plateau.

Related party balances

		2012	2011
RPM	Loans and Borrowings (refer note 18)	(433,959,084)	(742,772,344)
	Trade and other payables	(1,149,533)	(5,384,861)
	Trade and other receivables	913,558	24,230,043
	Convertible preference shares (refer note 17)
Atlatsa Holdings	Convertible preference shares (refer note 17)

Related party transactions

RPM	Revenue (refer note 22 )	(117,557,331)	(144,406,715)
	Finance expense (before interest capitalised)	81,115,550	84,762,114
	Administration expenses	661,494	1,272,406
	Cost of sales	45,901,635	40,967,150
	Costs capitalised to capital work-in-progress	7,851,315	7,852,805
	Fair value gain on Consolidated Debt Facility (refer note 24)	90,589,136	—

Included in non-controlling interest is a fair value gain on de-recognition of the debt facility between Bokoni Holdco and RPM of $127,814,103.

Also refer to note 37 for a proposed transaction with Anglo, RPM’s holding company.

Key Management Compensation

Remuneration for executive directors and key management

- Salaries	3,483,677	3,998,042
- Short-term benefits	723,609	1,094,315
- Restructuring	—	76,334
- Share options	259,387	994,729
- Cash settled share-based payments	—	(437,152)
- Remuneration for non-executives	334,985	304,454

	4,801,658	6,030,722

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

36.	COMMITMENTS

	2012	2011
Contracted for	3,417,123	32,761,664
Not yet contracted for	10,831,638	38,474,167

Authorised capital expenditure	14,248,761	71,235,831

The committed expenditures relate to property, plant and equipment and will be funded through cash generated from operations and available loan facilities.

37.	EVENTS AFTER THE REPORTING DATE

On 27 March 2013, Phase Two and thus completion of the Restructure Plan was announced. Phase Two involves Anglo subscribing for 125 million ordinary shares of the Company for $87.9million (ZAR750 million), the sale of Boikgantsho and the Eastern section of Ga-Phasha for an effective consideration of ZAR 1.7 billion ($199.2 million) as well as the capitalization of debt between Bokoni Holdco and RPM. The net effect after Phase Two of the Restructure Plan is that the Company’s debt owing to RPM will reduce by approximately $287.1 million (ZAR2,450 million) plus the debt owing between Bokoni Holdco and RPM ($91.3 million (ZAR 778.7 million) at 31 December 2012).

In addition to this debt reduction, Anglo Platinum has agreed to make additional facilities available to the Company to finance the Bokoni Mine operational and project plan going forward as per the new agreements under the Consolidated Facility. The Company will also convert all “B” Preference shares, into Atlatsa common shares. Atlatsa Holdings has agreed to acquire 115.8 million Atlatsa common shares from RPM on a vendor finance basis, resulting in Atlatsa Holdings owing $54.3 million (ZAR463 million) to RPM, to be repaid in stages by 31 December 2020. This also includes an extension of the Concentrate Sale Agreement until 2020.

The net effect of the recapitalization and refinancing plan for Atlatsa is a significant reduction in the Company’s debt.

The Restructure Plan is conditional upon the satisfaction (or waiver) of various conditions precedent, including:

•	the receipt of the approval of the South African Competition Authorities;

•	obtaining shareholder approval from Atlatsa shareholders;

•	the receipt of the approval of the Disinterested Shareholders of Atlatsa for each of the Related Party Transactions;

•	the receipt of approvals of the applicable regulatory authorities;

•	the Asset Sale Agreements becoming unconditional, except insofar as they may be conditional on the Implementation Agreement becoming unconditional;

•	the New Debt Facility Agreement becoming unconditional, except insofar as it may be conditional on the Implementation Agreement becoming unconditional;

•	the receipt by RPM, and to the extent necessary, each of its shareholders, of the written unconditional consent of the United Kingdom Treasury in respect of the Restructuring Plan;

•

RPM acquiring unconditional title to the Asset Sale Properties. This would include obtaining Ministerial consent in respect of The Mineral and Petroleum Resources Royalty Act for transfer of the mineral rights to RPM; and

•

the Phase Two Restructure Plan Transaction agreements becoming unconditional through the satisfaction of all other conditions precedent (except to the extent that the completion of any one transaction is conditional upon the completion of the other transactions).

38.	EMPLOYEE COSTS

Employee costs included in loss for the year are as follows:

	2012	2011	2010
Salaries and wages and other benefits	83,552,252	90,109,090	82,309,144
Retirement benefit costs	366,621	442,633	372,975
Medical aid contributions	14,570	17,853	14,088
Employment termination costs	—	44,323	56,486
Share-based compensation – equity-settled	1,329,857	1,991,277	2,333,450
Share-based compensation – cash-settled	—	(437,152)	947,176

	85,263,300	92,168,024	86,033,319

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

39.	GROUP ENTITIES

The following are the shareholdings of the Company in the various group entities:

Company	Country of Incorporation	2012	2011
N1C Resources Incorporation	Cayman Islands	100%	100%
N2C Resources Incorporation *	Cayman Islands	100%	100%
Plateau Resources Proprietary Limited *	South Africa	100%	100%
Bokoni Holdings Proprietary Limited *	South Africa	51%	51%
Bokoni Mine Proprietary Limited *	South Africa	51%	51%
Boikgantsho Proprietary Limited *	South Africa	51%	51%
Kwanda Proprietary Limited *	South Africa	51%	51%
Ga-Phasha Proprietary Limited *	South Africa	51%	51%
Lebowa Platinum Mine Limited * #	South Africa	51%	51%
Middlepunt Hill Management Services Proprietary Limited * #	South Africa	51%	51%

*-	Indirectly held
#-	These entities are dormant

ITEM 19 EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.	Articles of the Company. (1)

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. (2)

4.02	Share Exchange Agreement between Pelawan and Atlatsa dated January 21, 2004. (2)

4.03	Shareholders Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of September 19, 2004. (3)

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006. (4)

4.05	The Settlement Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of December 28, 2006. (4)

4.06	Amending Agreement between Pelawan, Atlatsa and the Pelawan Trust, dated as of December 20, 2007. (6)

4.07	Sale of Concentrate Agreement between RPM and Bokoni Mine, dated December 21, 2007. (6)

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009. (6)

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009. (6)

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine (Proprietary) Limited, dated March 28, 2008, as amended on May 13, 2009. (6)

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine (Proprietary) Limited (formerly Richtrau No. 207 (Proprietary) Limited), dated March 28, 2008, as amended on May 13, 2009. (6)

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 (Pty) Ltd dated March 28, 2008. (6)

4.14	Umbrella Services Agreement amongst Anglo Platinum, Atlatsa and Holdco, dated March 28, 2008. (6)

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008. (6)

4.16	Atlatsa Shareholders Agreement among Atlatsa Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009. (6)

4.17	Exchange Agreement among Atlatsa, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009. (6)

4.18

Global Intercreditor Agreement between Atlatsa, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, Rustenburg Platinum Mines Limited, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated

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

4.26

Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Atlatsa, Plateau and Rustenburg Platinum Mines Limited dated June 26, 2009. (6)

4.27	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Atlatsa dated June 12, 2009. (6)

8.1	List of Subsidiaries. (8)

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

Notes:

*	File herewith

(1)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2000.
(2)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2003.
(3)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2004.
(4)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2006.
(5)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2007.
(6)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2008.
(7)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2009
(8)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2011

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLATSA RESOURCES CORPORATION

DATED: March 28, 2013	By:	/s/ De Wet Schutte
De Wet Schutte
Chief Financial Officer

INDEX TO EXHIBITS

1.	Articles of the Company. (1)

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. (2)

4.02	Share Exchange Agreement between Pelawan and Atlatsa dated January 21, 2004. (2)

4.03	Shareholders Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of September 19, 2004. (3)

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006. (4)

4.05	The Settlement Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of December 28, 2006. (4)

4.06	Amending Agreement between Pelawan, Atlatsa and the Pelawan Trust, dated as of December 20, 2007. (6)

4.07	Sale of Concentrate Agreement between RPM and Bokoni Mine, dated December 21, 2007. (6)

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009. (6)

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009. (6)

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine (Proprietary) Limited, dated March 28, 2008, as amended on May 13, 2009. (6)

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine (Proprietary) Limited (formerly Richtrau No. 207 (Proprietary) Limited), dated March 28, 2008, as amended on May 13, 2009. (6)

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 (Pty) Ltd dated March 28, 2008. (6)

4.14	Umbrella Services Agreement amongst Anglo Platinum, Atlatsa and Holdco, dated March 28, 2008. (6)

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008. (6)

4.16	Atlatsa Shareholders Agreement among Atlatsa Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009. (6)

4.17	Exchange Agreement among Atlatsa, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009. (6)

4.18

Global Intercreditor Agreement between Atlatsa, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, Rustenburg Platinum Mines Limited, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated June 12, 2009. (6)

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

4.26

Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Atlatsa, Plateau and Rustenburg Platinum Mines Limited dated June 26, 2009. (6)

4.27	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Atlatsa dated June 12, 2009. (6)

8.1	List of Subsidiaries. (8)

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

Notes:

*	File herewith
(1)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2000.
(2)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2003.
(3)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2004.
(4)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2006.

(5)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2007.
(6)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2008.
(7)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2009
(8)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2011