Form 20-F
period 2013-12-31
ATLATSA RESOURCES CORP
filed 2014-03-31
CIK 1028277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Kogi Naicker; Tel-27-11-779-6830; Fax-27-11-883-0836

4th Floor, 82 Grayston Drive, Sandton, Johannesburg, 2146, South Africa

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Shares without par value	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of Registrant’s only class of common stock as of December 31, 2013:

201,888,472 common shares without par value

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act     Yes   ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act

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

In this Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (“Annual Report”), all references to the “Company” or to “Atlatsa” refers to Atlatsa Resources Corporation and its subsidiaries, unless the context clearly requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of terms. Refer to “Glossary of Terms”.

Atlatsa uses the Canadian dollar as its reporting currency. All references in this document to “CAD”, “dollars” or “$” are to Canadian dollars, unless otherwise indicated. On February 28, 2014 the noon exchange rate for Canadian dollars as reported by the Bank of Canada was CAD 1.00 = USD 0.9029. On February 28, 2014 the noon exchange rate for South African Rand as reported by the Bank of Canada was ZAR10.73 = USD 1.00. Refer to ITEM 3 - “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of March 31, 2014 and all information included in this document should only be considered correct as of such date.

This Annual Report is dated March 31, 2014.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this Annual Report, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects, are forward-looking statements. These statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, “projects”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	Bokoni Mine is expected to achieve production levels similar to previous years.

•	The Company expects to be able to continue its financing strategy on favourable terms.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions that: the anticipated benefits of the Restructure Plan will be achieved; the Bokoni Mine will increase production levels from the previous years; the Western Ga-Phasha Project (as defined below; also described below under ITEM 4, Section 3.9 - the “Restructure Plan”; remaining after the sale of the Eastern Section; has been consolidated into the adjacent Bokoni Mine operations and 4.D. Property, Plants and Equipment); the Boikgantsho Project (as defined below; also described below under ITEM 4, Section 3.9 - the “Restructure Plan” and sold during Fiscal 2013 and 4.D. Property, Plants and Equipment); the Kwanda Project (as defined below; also described below under 4.D. Property, Plants and Equipment and Platreef project exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan; uncertainties related to the continued implementation of the Bokoni Mine operating plan and open cast mining operations; uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans; labour disputes; fluctuations in market prices; the levels of exploitation and exploration successes; changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation; continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, industrial unrest and strikes, political instability, insurrection or war and the effect of HIV/AIDS on labour force availability and turnover; and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under ITEM 3D “Risk Factors” in this Annual Report.

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

CAUTIONARY NOTE TO U.S. INVESTORS

This Annual Report uses the terms “measured resources” and “indicated resources”. The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. The requirements of National Instrument 43-101 Standard of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This Annual Report also uses the term “inferred resources”. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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

CAUTIONARY NOTE TO READERS CONCERNING TECHNICAL REVIEW OF BOKONI MINE AND THE WESTERN GA-PHASHA PROJECT

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of the Bokoni Mine and of the Ga-Phasha Project. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. Under U.S. mining standards, a full feasibility study would be required in order for such mineralized material to be included in the cash flow analysis, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify these parts of the Bokoni Mine’s and the Western Ga-Phasha Project’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity and for fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control or influence over the prices of these metals, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper or nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available to the Company on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations and the accommodation of local and community concerns. The conclusions, assumptions and economics of the technical review are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years. Also refer to ITEM 3.D. “Risk factors”.

GLOSSARY OF TERMS

Certain terms used in this Annual Report are defined as follows:

2009 Senior Debt Facility

The senior term loan facility provided by RPM to Plateau in connection with the Bokoni Transaction in the principal amount of $50.7 million (ZAR500 million) and amended on September 28, 2012 to increase the total amount available to facilitate the repayment of amounts owed to Anglo American Platinum under the OCSF and A Preference Share Facility at this date with the effect that all outstanding debt was consolidated into one single facility. The 2009 Senior Debt Facility was replaced by the New Senior Facilities Agreement on December 13, 2013.

A Preference Shares	Cumulative redeemable preference shares in the authorized capital of Plateau. Redeemed as part of Phase One of the Restructure Plan on September 28, 2012.

Advance	RPM has agreed to fund the Bokoni Mine with an advance on the Purchase of Concentrate revenue on the sales made to RPM.

Affiliate	As ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein.

Amendment Agreement	The Amendment Agreement effecting an increase of $21.8 million (ZAR215.7 million) was signed on May 28, 2013. This was in place as the New Senior Facilities Agreement was not yet in place.

Anglo American Platinum	Anglo American Platinum Limited, a public company incorporated under the laws of South Africa and whose common shares are listed on the JSE, and includes its subsidiaries where the context requires.

Asset Sale	The sale of Atlatsa’s interest in the Asset Sale Properties to RPM pursuant to the Boikgantsho Asset Sale Agreement and the Eastern Ga-Phasha Asset Sale Agreement.

Asset Sale Agreements	Collectively the Eastern Ga-Phasha Asset Sale Agreement and the Boikgantsho Asset Sale Agreement.

Asset Sale Properties	The properties that were transferred under the Asset Sale Agreements.

Atlatsa or the Company

Atlatsa Resources Corporation (previously Anooraq Resources Corporation), a corporation incorporated under the laws of the Province of British Columbia and listed on the TSX, the JSE and the NYSE MKT, and includes its subsidiaries where the context requires.

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

Atlatsa Holdings	Atlatsa Holdings Proprietary Limited, a private company incorporated under the laws of South Africa, formerly known as Pelawan Investments Proprietary Limited.

B1 Preference Shares	Cumulative convertible preference shares in the authorized capital of Pelawan SPV. Converted on January 14, 2014.

B2 Preference Shares B3 Preference Shares

Cumulative convertible redeemable preference shares in the capital of Plateau. Converted on January 14, 2014.

Cumulative convertible redeemable preference shares in the capital of Plateau. Converted on January 14, 2014.

BIC	Bushveld Igneous Complex.

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

Beneficial Shareholder	A Shareholder who beneficially owns and holds Common Shares through a broker (or some other intermediary) and who does not hold Common Shares in his, her or its own name.

Board of Directors or Board	The board of directors of Atlatsa.

Boikgantsho Asset Sale Agreement	The sale of assets agreement dated March 27, 2013 between RPM and Boikgantsho pursuant to which RPM purchased and Boikgantsho sold the Boikgantsho Project assets on December 13, 2013.

Boikgantsho Project	The Boikgantsho PGM project, located on the Northern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the northern portion of the Overysel farm.

Boikgantsho	Boikgantsho Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa which holds the mineral title in respect of the Boikgantsho Project.

Bokoni Mine

Bokoni Platinum Mines Proprietary Limited, a private company incorporated under the laws of South Africa, formerly named Richtrau No. 177 Proprietary Limited and which is a wholly owned subsidiary of Holdco. A PGM mine, located on the Eastern Limb of the Bushveld Complex in South Africa on the Diamond, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad and Zeekoegat farms, formerly named the Lebowa Platinum Mine.

Bokoni Holdco	Bokoni Platinum Holdings Proprietary Limited a private company incorporated under the laws of South Africa which are the holding company of Bokoni Mine, Kwanda, Boikgantsho and Ga-Phasha.

Bokoni Transaction

The transaction pursuant to which the Company acquired an effective 51% interest in Bokoni Mine and an additional 1% interest in the Ga-Phasha Project, Boikgantsho Project and Kwanda Project pursuant to the acquisition by Plateau of 51% of the shares in, and claims on shareholders loan account against, Bokoni Holdco (which, following implementation of the transaction, owns 100% of Bokoni Mine, and 100% of Ga-Phasha, Boikgantsho and Kwanda, for an aggregate cash consideration of $263.4 million (ZAR2.6 billion). The transaction was also previously known as the “Lebowa Transaction”.

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

Bokoni Group	Bokoni Holdco and all of its subsidiaries.

CAD	Canadian Dollar or “dollars” or “$”, the currency of Canada.

Common Shares	Common shares without par value in the capital of the Company.

Debt Refinancing Transactions	As set forth under “Restructure Plan”.

Disinterested Shareholders

In respect of any resolution, all Shareholders except those Shareholders that have an interest in that resolution and in the case of the resolutions to approve the Asset Sale and the Debt Refinancing Transactions excludes Anglo America Platinum and RPM.

DMR	The Government of South Africa acting through the Minister of Mineral Resources and the Department of Mineral Resources and their respective successors and delegates.

Eastern Ga-Phasha Project	The Eastern section of the Ga-Phasha Project, comprising the farms Paschaskraal and De Kamp, which were sold and transferred to RPM on December 13, 2013

EDGAR Elemental Symbols	Electronic Document Gathering and Retrieval System Pt – Platinum; Pd – Palladium; Au – Gold; Ag – Silver; Cu – Copper; Cr – Chromium; Ni – Nickel; Pb – Lead; Rh – Rhodium; Ru – Ruthenium.

EBIT	Earnings before interest and taxes

Fair value	The fair value of a loan represents the fair value difference between the Company’s cost of borrowing when compared to a market related cost of borrowing available to the Company

Farm Fiscal	A term commonly used in South Africa to describe the area of a mineral interest. Year-ending December 31, of the calendar year

GAAP	General Accepted Accounting Policies

Ga-Phasha Project	The Ga-Phasha PGM project, located on the Eastern Limb of the Bushveld Complex in South Africa, on the Paschaskraal, Klipfontein, Avoca and De Kamp farms.

Ga-Phasha /GPM

Ga-Phasha Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa which, as of July 1, 2009, is a wholly owned subsidiary of Holdco and which owns the Ga-Phasha Project.

Ga-Phasha Asset Sale Agreement

The sale of a portion of a mining right agreement dated March 27, 2013 between RPM and Ga-Phasha pursuant to which RPM purchased and Ga-Phasha sold the Eastern section of the Ga-Phasha Project, comprised of Paschaskraal and De Kamp farms on December 13, 2013.

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

HDSI	Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada.

HIV/AIDS	Human immunodeficiency virus infection / acquired immunodeficiency syndrome (HIV/AIDS) is a disease of the human immune system caused by infection with human immunodeficiency virus (HIV).

Holdco Shareholders Agreement

The Shareholders’ Agreement entered into between Plateau, RPM and Bokoni Holdco, dated March 28, 2008, as amended on May 6, 2009, and amended on March 27, 2013; to govern the relationship between Plateau and RPM as shareholders of Holdco.

IASB IFRS	International Accounting Standards Board. International Financial Reporting Standards as issued by the IASB.

Implementation Agreement

The implementation agreement dated March 27, 2013 entered into between Atlatsa, N1C Resources, Inc. N2C Resources Inc., RPM, Plateau, Bokoni Holdco and Bokoni Mine relating to the implementation of the closing of the Restructure Plan, including all condition precedents thereto.

Initial Period

The date on which Plateau has repaid its debt to RPM pursuant to the Revised Funding Agreements (the New Senior Facilities Agreement), in full; in relation to the Holdco Shareholders Agreement, as signed on March 27, 2013.

Interim Implementation Agreement

The amendment and interim implementation agreement entered into between Atlatsa, N1C Resources Inc., N2C Resources Inc., RPM, Plateau, Bokoni Holdco and Bokoni Mine relating to Phase One of the Restructure Plan.

Intermediaries	Brokers, investment firms, cleaning houses and similar entities that own and hold Common Shares on behalf of Beneficial Shareholders.

JIBAR	Johannesburg Interbank Agreed Rate.

JSE	JSE Limited, a company incorporated in accordance with the laws of South Africa, licensed as an exchange under the South African Securities Services Act, 2004.

Ktp	Kilo tonnes per month.

Kwanda Project	The Kwanda PGM Project, located on the Northern Limb of the Bushveld Complex in South Africa, on 12 farms.

Kwanda	Kwanda Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa which, as of July 1, 2009, is a wholly owned subsidiary of Holdco and owns the Kwanda Project.

LTIFR	Lost Time Injury Frequency Rate

Minxcon	Minxcon Proprietary Limited, a private company incorporated under the laws of South Africa.

MD&A	Management’s Discussion and Analysis

MPH	Middlepunt Hill

MPRDA	The Mineral and Petroleum Resources Development Act, 2002 (South Africa) or “MPRDA”

Mining Charter	The Broad Based Socio-Economic Empowerment Charter for the South African mining industry, signed by the DMR, the South African Chamber of Mines and others on October 11, 2002.

N1C	N1C Resources Inc., a wholly owned subsidiary of Atlatsa incorporated on December 2, 1999 under the laws of the Cayman Islands.

N2C	N2C Resources Inc., a wholly owned indirect subsidiary of Atlatsa incorporated on December 2, 1999 under the laws of the Cayman Islands.

NI 43-101	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects

New Senior Facilities Agreement

The new senior term loan and revolving facility agreement dated March 27, 2013 between Plateau and RPM, pursuant to which RPM made available to Plateau on December 13, 2013 a senior term loan and revolving facility in a total amount of up to ZAR 2.3 billion ($233 million).

New Share Issue

The issuance by Atlatsa to Anglo American Platinum of 125,000 Common Shares to settle ZAR 750 million ($76.0 million) of the outstanding debt owed by Atlatsa to Anglo American Platinum under the New Senior Facilities Agreement which such shares were issued on January 31, 2014

NYSE MKT	NYSE MKT LLC, formerly the NYSE Amex Equities.

OCSF	Operating Cash Flow Shortfall Facility.

Open Cast	Klipfontein open cast project

Pelawan Lock-Up Amendments

The amendment agreement entered into between Atlatsa, Plateau and Atlatsa Holdings pursuant to which Atlatsa Holdings has agreed, subject to the completion of the Restructure Plan, to an extension of its lock-up undertakings contained in the Pelawan Shareholders Agreement.

Pelawan Shareholders Agreement	The shareholders agreement between Atlatsa, Plateau, the Pelawan Trust and Atlatsa Holdings dated June 12, 2009.

Pelawan SPV	The Pelawan Finance SPV Proprietary Limited, a special purpose vehicle established by, and wholly-owned subsidiary of, Atlatsa Holdings.

Pelawan Trust	The independent South African trust established in accordance with a trust deed dated September 2, 2004, the trustees of which are Andre Visser, Tumelo Motsisi and Asna Chris Harold Motaung.

PGM	Platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium

Phase One: Restructure Plan

On September 28, 2012 the Company and Anglo American Platinum announced the completion of the first phase (“Phase One”) of the restructure plan for the refinancing, recapitalization and restructure of the Company and the Bokoni Group (the “Restructure Plan”). In Phase One of the Restructure Plan, the Senior Term Loan Facilities Agreement dated June 12, 2009, as amended and assumed by RPM, between, inter alia, Plateau, as borrower, and RPM, as lender (the “2009 Senior Debt Facility”), was amended to increase the total amount available, and this additional amount was utilized to repay the amounts owed to RPM under the OCSF and to redeem the existing “A” Preference Share Facility. These transactions resulted in all outstanding debt owing to RPM as at that date being consolidated into one single facility on terms and conditions agreed between the parties.

Phase Two: Restructure Plan

On December 13, 2013 the following part of Phase Two of the Restructure Plan was implemented;

•   the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to RPM for a net consideration of $172.2 million (ZAR1,700.0 million);

•   the purchase consideration payable for the sale of the Boikgantsho Project was paid to the Company on December 13, 2013, excluding an amount of $2.9 million (ZAR29.0 million) in respect of the Boikgantsho Project information which is payable on the date of execution of the notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights. The proceeds were used to reduce the outstanding debt to RPM;

•   RPM subscribed for additional shares in Bokoni Holdco to the value of $196.5 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay the debt outstanding between Bokoni Holdco and RPM of $196.5 million (ZAR1,939.4 million);

•   The 2009 Senior Debt Facility was repaid in full (refer to Section 3.6 “Financing of the Bokoni Transaction” - under the sub-heading 3.6.2 “2009 Senior Debt Facility”) and the New Senior Facilities Agreement between Plateau and RPM as signed on March 27, 2013 was made effective. The amount available under the New Senior Facilities Agreement is $233.0 million (ZAR2,300.0 million) of which $225.5 million (ZAR 2,225.7 million), including interest was utilized by year-end. Refer to ITEM 4, Section 3.9 - the “Restructure Plan” under the sub-heading 3.9.1. “New Senior Facilities Agreement”;

•   Plateau also entered into the Working Capital Facility of $9.1 million (ZAR90 million) available to fund Atlatsa’s corporate and administrative expenses through to the end of 2015 of which $3.0 million (ZAR30 million) was utilised at year-end. Refer to ITEM 4, Section 3.9 - the “Restructure Plan” under the sub-heading 3.9.2 “Working Capital Facility”; and

•   the Concentrate Agreement (as described in Section 1.7 – Operations – 1.7.1. Bokoni Mine, under the sub-heading “Sale of Concentrate”) was extended until 2020.

In January 2014, the Restructure Plan was finalized by completing the following:

•   Pelawan SPV converted all of its “B” Preference Shares in Plateau into 227.4 million common shares in the Company on January 14, 2014; RPM in turn converted its “B” Preference shares in Pelawan SPV for 115.8 million of the 227.4 million Atlatsa shares;

•   RPM subscribed for 125 million common shares of the Company on January 31, 2014, for $76.0 million (ZAR750 million), which proceeds was used to repay a portion of the Plateau’s outstanding debt to RPM;

•   The above subscription reduced the New Senior Facilities Agreement limit to $157.0 million (ZAR1,550 million); and

•   Atlatsa Holdings, the Company’s majority shareholder acquired the 115.8 million Atlatsa common shares that RPM received on conversion of the “B1” Preference Shares from RPM on a vendor financed basis for $46.9 million (ZAR463 million).

Plateau	Plateau Resources Proprietary Limited, a private company incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Atlatsa.

Platreef Properties	The Platreef PGM properties located on the Northern Limb of the Bushveld Complex in South Africa, which includes the Kwanda, Boikgantsho and Rietfontein projects.

Registered Shareholder	A Shareholder whose name appears on Atlatsa’s central security register as a registered holder of Common Shares as of the Record Date.

Restructure Plan	The Asset Sale and the Debt Refinancing Transactions. Refer to ITEM 4, Section 3.9 - the “Restructure Plan”

Related Party Transactions	The Asset Sale and the Debt Refinancing Transactions.

Royalty Act	The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, in relation to royalties to be levied by the South African state in respect of the transfer of mineral or petroleum resources.

RPM SARB	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo American Platinum. South African Reserve Bank

SEC	U.S. Securities and Exchange Commission

SEDAR	System for Electronic Document Analysis and Retrieval.

SLP	Social Labour Plan

South Africa	The Republic of South Africa.

tpm	tonnes per month

US	United States of America or “United States”

USD	US Dollar, the currency of the United States of America

TSX TSX-V	Toronto Stock Exchange TSX Venture Exchange.

Transition date	The Company’s transition date for converting to IFRS, which was January 1, 2008.

Western Ga-Phasha Project	The Western section of the Ga-Phasha Project, comprising the Klipfontein and Avoca mineral properties, which were consolidated with the Bokoni Mine’s activities on December 13, 2013.

Working Capital Facility	On December 13, 2013, Plateau and RPM entered into a Working Capital Facility whereby RPM agreed to make a maximum of $3.0 million (ZAR30 million) per year available to Atlatsa during each of 2013, 2014 and 2015 for an aggregate facility of $9.1 million (ZAR90 million), including capitalised interest to fund Atlatsa’s corporate and administrative expenses through to 2015. Refer to ITEM 4, Section 3.9 - the “Restructure Plan” under the sub-heading 3.9.2 “Working Capital Facility”.

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

Mineralized Material

A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility. Mineralization classified as “inferred”, is a classification that is acceptable under Canadian regulations (refer to “Resource Category (Classification) Definitions” below) but cannot be used in a feasibility study and is not recognized by the SEC.

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

Refer to “Cautionary Note to U.S. Investors”.

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

Industry Guide 7 does not define or recognize resources. As used in this Annual Report, “mineral resources” are as defined in NI 43-101. Refer to “Cautionary Note to U.S. Investors”.

Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated. Refer to “ITEM 3 – Key Information”.

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

The selected consolidated financial data set forth below for the years ended as at December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 have been derived from the Company’s audited consolidated financial statements included in ITEM 18 of this Annual Report.

Selected consolidated financial data as at December 31, 2011, 2010 and 2009 and for each of the years ended December 31, 2011, 2010 and 2009 have been derived from the Company’s previously filed audited consolidated financial statements not included in this document.

The selected consolidated financial data as at December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements included in ITEM 18.

The audited consolidated financial statements from which the following financial data have been derived were prepared in accordance with International Financial Reporting Standards (“IFRS”).

	Year ended
	December 31, 2013	December 31, 2012
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated statement of comprehensive profit/(loss) information:
Revenue	195,621	117,557
Operating profit /(loss)	159,785	(2,548)
Net profit /(loss)	99,869	(95,567)
Profit /(loss) attributable to owners of Atlatsa	199,492	(18,718)

Statement of financial position data (as at year end):
Total assets	773,629	814,065
Total equity	379,114	205,257
Share capital	71,967	71,967

Per share information (CAD cents)
Basic profit / (loss) per share	47 cents	(4 cents )
Diluted profit / (loss) per share	46 cents	(4 cents )

Weighted average shares in issue (number):
Average shares outstanding – basic	426,290,432	424,791,411
Average shares outstanding – diluted	429,288,473	424,791,411

No dividends have been declared for any of the periods above.

	Year ended
	December 31, 2011	December 31, 2010	December 31, 2009
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated statement of comprehensive loss information:
Revenue	144,407	148,287	62,628
Operating loss	(89,233)	(44,541)	(39,383)
Net loss	(147,865)	(93,659)	(51,781)
Loss attributable to owners of Atlatsa	(81,929)	(51,721)	(35,532)

Statement of financial position data (as at year end):
Total assets	893,009	1,092,106	1,014,215
Total equity	(28,085)	121,366	209,508
Share capital	71,967	71,853	71,713

Per share information (CAD cents)
Basic loss per share	19 cents	12 cents	12 cents
Diluted loss per share	19 cents	12 cents	12 cents

Weighted average shares in issue (number):
Average shares outstanding – basic	424,783,603	424,665,314	305,971,455
Average shares outstanding – diluted	424,783,603	424,665,314	305,971,455

No dividends have been declared for any of the periods above.

Exchange rate information

The following table sets forth, for the U.S. dollars, expressed in Canadian dollars, (i) the average of the exchange rates in effect during each period, and (ii) the high and low exchange rates during each period.

The U.S. dollar expressed in Canadian dollars for the year ended December 31, or the respective month (1)(2)(3)	Average	High	Low
2009	1.15	1.31	1.03
2010	1.03	1.08	0.99
2011	0.99	1.06	0.94
2012	1.00	1.04	0.97
2013	1.03	1.07	0.99
September 2013	1.03	1.05	1.02
October 2013	1.04	1.05
November 2013	1.05	1.06	1.04
December 2013	1.06	1.07	1.06
January 2014	1.09	1.12	1.06
February 2014	1.11	1.12	1.10

(1)

The average exchange rate for each full year is calculated using the average exchange rate on each day during the year. The average exchange rate for each month is calculated using the average of the daily exchange rates during the month.

(2)	Based on noon buying rates as published by the Bank of Canada.
(3)	The average rates for Fiscal 2013, as well as monthly data until February 2014 have been calculated with information up to February 28, 2014.

The following table sets forth, for ZAR, expressed in Canadian dollars, (i) the average of the exchange rates in effect during each period, and (ii) high and low exchange rates during each period.

ZAR expressed in Canadian dollars for the year ended December 31, or the respective month (1)(2)	Average	High	Low
2009	0.136	0.150	0.120
2010	0.141	0.151	0.133
2011	0.137	0.149	0.123
2012	0.122	0.132	0.111
2013	0.107	0.116	0.100
September 2013	0.104	0.106	0.102
October 2013	0.105	0.107	0.102
November 2013	0.103	0.105	0.101
December 2013	0.103	0.104	0.101
January 2014	0.101	0.102	0.099
February 2014	0.101	0.114	0.095

(1)

The average exchange rate for each full year is calculated using the average exchange rate on each day during the year. The average exchange rate for each month is calculated using the average of the daily exchange rates during the month.

(2)	Based on noon buying rates as published by the Bank of Canada.
(3)	The average rates for Fiscal 2013, as well as monthly data until February 2014 have been calculated with information up to February 28, 2014.

ZAR expressed in U.S. dollars for the year ended December 31, or the respective month (1)(2)	Average	High	Low
2009	0.156	0.138	0.094
2010	0.137	0.152	0.125
2011	0.138	0.152	0.117
2012	0.122	0.134	0.111
2013	0.104	0.118	0.095
September 2013	0.100	0.103	0.097
October 2013	0.101	0.103	0.099
November 2013	0.098	0.099	0.096
December 2013	0.096	0.097	0.095
January 2014	0.092	0.094	0.089
February 2014	0.091	0.093	0.089

(1)

The average exchange rate for each full year is calculated using the average exchange rate on each day during the year. The average exchange rate for each month is calculated using the average of the daily exchange rates during the month.

(2)	Based on noon buying rates as published by the Bank of Canada.
(3)	The average rates for Fiscal 2013, as well as monthly data until February have been calculated with information up to February 28, 2014.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

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

In addition to the risks described below, refer to “Cautionary Note to Readers Concerning Technical Review of Bokoni Mine and the Western Ga-Phasha Project”, for a discussion of the principal risks and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of each of the Bokoni Mine.

Industry Risks

Bokoni Mine’s operations and profits continue to run the risk of being adversely affected by union activity and new and existing labour laws

There has been and continues to be an increase in union activity in South Africa and, in recent years, there have been new labour laws introduced or amendments to existing labour laws that impose additional obligations or grant additional rights to workers, thereby increasing compliance and other costs. In Fiscal 2012, labour unrest had a material adverse impact on Bokoni Mine’s operations, production and financial performance. The occurrence of any such events in the future could have further negative impacts upon financial performance and condition.

Greater union activity, including the entry of rival unions, has resulted in more frequent industrial disputes, including violent protests and clashes with police authorities, and has impacted labour negotiations. In the second half of Fiscal 2012, there was heightened labour unrest in the South African Mining industry. A number of unions in various industries have threatened to or have recently gone on strike, causing work stoppages and production losses. As a result, South Africa’s sovereign debt credit rating, along with the credit ratings of a number of the country’s leading mining companies was downgraded (Moody’s on September 27, 2012 to Baa1 and Standard and Poor on October 12, 2012 to BBB).

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

Refer to 3.10 - “Illegal Strike Action at Bokoni Mine”.

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

The Mineral and Petroleum Resources Development Act, 2002 (South Africa) (“MPRDA”), was enacted by the South African Government that deals with the state’s policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The MPRDA came into effect in May 2004.

In December 2012, proposed amendments were made to the MPRDA and the Company continues to evaluate any potential impact, these proposed amendments may have on its business. In 2014, Social Labour Plans (“SLP”) are to be measured as part of compliance with MPRDA.

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

A shortage of electricity and high electricity prices could adversely affect the Company’s ability to operate its business

The National Energy Regulator of South Africa revised Eskom’s (South African national power supplier) power tariff increase during February 2013. The effect of its revision is that power tariff increases in South Africa will be increased as follows:

2013 - 2018: 8% per annum

The Bokoni Mine operations are currently mining at relatively shallow depths with no refrigeration requirements expected for the next 30 years of mining. Power costs currently comprise approximately 7% (varying summer and winter tariffs) of total operating costs at the mine operations. The Bokoni Mine continues to focus efforts on power usage reduction initiatives as part of the efficiency improvement initiatives currently being implemented at the operations.

The Bokoni Mine is also dependent on power generated by Eskom, and continues to be at risk for electricity supply interruptions going forward. Although Eskom has announced a number of short- and long-term mitigation plans, there can be no assurance that the Company will not experience power supply interruptions in the future.

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

The MPRDA was enacted by the South African Government that deals with the state’s policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The MPRDA is an ambitious statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa’s mineral wealth by the inclusion of historically disadvantaged persons (“HDP”) into the industry. The MPRDA came into effect in May 2004.

In December 2012, proposed amendments were made to the MPRDA and the Company continues to evaluate any potential impact, these proposed amendments may have on its business. In 2014, SLP are to be measured as part of compliance with MPRDA.

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

The risks associated with mining and processing pose operational and environmental risks that may not be covered by insurance and may increase costs

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labour force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and precious metal losses, most of which are beyond Atlatsa’s control. These risks and hazards could result in the following: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Atlatsa may incur significant costs or experience significant delays that could have a material adverse effect on Atlatsa’s financial performance, liquidity and results of operation.

No assurance can be given that the Company’s insurance will cover such risks and hazards, that the insurance will continue to be available, that it will be available at economically feasible premiums, or that Atlatsa will maintain such insurance. In addition, Atlatsa does not have coverage for certain environmental losses and other risks; as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Atlatsa’s cash flow and overall profitability.

The Company’s property interests and operations are subject to political risks and uncertainties associated with investment in a foreign country

Changes, if any, in mining laws, investment policies or shifts in political attitude in South Africa may adversely affect Atlatsa’s operations or likelihood of future profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. For instance, the South African government enacted the Royalty Act, which came into operation on March 1, 2010. The Royalty Act imposes a royalty payable to the South African government by businesses based upon financial profits made through the transfer of mineral resources. As the Bokoni Mine produces metal-in-concentrate, a royalty is payable to the South African government between 0.5% and 7% of gross sales of unrefined mineral resources. Although this royalty payable has been taken into consideration with regard to the Company’s current budgeting and other financial planning processes, any future change in the royalties payable could have a material adverse effect on our results of operations and financial condition.

The Company is subject to extensive environmental legislation and the costs of complying with these applicable laws and regulations may be significant

Environmental legislation and regulatory compliance has resulted in more stringent environmental assessments in the South African mining industry with a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect Atlatsa’s operations. Environmental hazards may exist on the properties in which Atlatsa holds interests which are unknown to Atlatsa at present and which have been caused by previous or existing owners or operators of the properties. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities

Fluctuations in foreign currency exchange rates in relation to the United States dollar may have an adverse effect on the Company’s operating results

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

The Company faces intense competition in the mining industry

The mineral exploration and mining business is competitive in all of its phases. Atlatsa competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Atlatsa, in the search for and the acquisition of attractive mineral properties and the recruitment and retention of skilled labour. Atlatsa’s ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Atlatsa will continue to be able to compete successfully with its competitors in acquiring such properties or prospects. Further, Atlatsa has encountered increased competition from other mining companies in its efforts to hire experienced mining professionals. Competition for skilled personnel at all levels is currently very intense, particularly in the mining processing and engineering disciplines. If Atlatsa is unable to recruit and retain qualified employees, this could result in interruptions or decreases in Atlatsa’s production or exploration activities that could have a material adverse effect on its results of operations, financial condition and cash flows.

Business Risks

Failure to repay long term borrowings and the level of indebtedness may adversely affect the Company as a going concern

As of February 28, 2014, Atlatsa had cash and cash equivalents of approximately $1.9 million and contractual value of loans and borrowings of approximately $156.1 million. The Company incurred a net profit for Fiscal 2013 of $99.9 million compared to a net loss in 2012 of $95.6 million and as of that date its total assets exceeded its total liabilities by $379.1 million (2012: $205.3 million). After a long history of losing making activities, the profit in the current year is based on the profit on the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project. For accounting purposes this sale gave rise to gains of $171.1 million that is reported as “Other income” in the Consolidated Statement of Comprehensive Income (also refer to note 35 in the audited annual financial statements for Fiscal 2013). There can be no assurance that Atlatsa will be successful in repaying all of its indebtedness. Atlatsa’s level of indebtedness could have important consequences for its operations, including:

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

The repayment terms of the New Senior Facilities Agreement include quarterly cash sweeps, when cash is available. Atlatsa will be required to reduce the outstanding balance (including capitalised interest) under the New Senior Facilities Agreement to $101.3 million (ZAR1 billion) by December 31, 2018, and to $50.7 million (ZAR500 million) by December 31, 2019 and to zero by December 31, 2020.

Atlatsa has no history of realising net earnings on operation level

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

Capital structure and ability to raise new equity

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until December 31, 2020, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the South African Reserve Bank (“SARB”) and Anglo American Platinum; post transaction. The ability of Atlatsa to access the bank public debt or equity capital markets on an efficient basis may be constrained by the dislocation in the credit markets, capital and/or liquidity constraints in the banking markets and equity conditions at the time of issuance.

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

Atlatsa’s actual production and costs may vary from estimates for a variety of reasons, including the following: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, safety related stoppages, general inflationary pressures and currency exchange rates.

The loss of key personnel and workforce unavailability could harm the Company’s mining operations and projects

Atlatsa is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on Atlatsa. The Company also does not maintain any “key person” insurance.

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

Atlatsa is dependent on a workforce which is largely unionised, with the majority of the workforce belonging to three competing unions. This poses a risk in that union disputes may give rise to industrial action and work stoppages, including strikes, from time to time. Communication and negotiating forums have been established with all union representatives and employees in order to mitigate this risk.

Refer to 3.10 - “Illegal Strike Action at Bokoni Mine”

Delays or unexpected problems on projects may adversely affect the Company’s ability to sustain or increase the Company’s present level of production

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

The SEC does not permit United States mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However this Annual Report also contains resource estimates, which are required by NI 43-101. Mineral resource estimates that do not qualify as reserves are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Atlatsa’s mineral resources not already qualifying as reserves will be converted into reserves. Refer to “Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources”, “Cautionary Note to Investors Concerning Estimates of Inferred Resources” and “Cautionary Note to U.S. Investors”. Market price fluctuations of PGM, as well as increased production and capital costs or reduced recovery rates, may render Atlatsa’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Atlatsa to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Atlatsa to reduce its mineral reserves and resources, which could have a negative impact on Atlatsa’s financial results. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Atlatsa to reduce its reserves. There is also no assurance that Atlatsa will achieve indicated levels of PGM recovery or obtain the prices assumed in determining such reserves.

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

Failure to replace depleted reserves will result in declining production levels over the long term

The Bokoni Mine is Atlatsa’s only producing property. Atlatsa must seek to expand the operating areas of the Bokoni Mine and develop other properties to replace reserves depleted by production to maintain production levels over the long term. Reserves also can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Atlatsa’s exploration projects involve many risks and may be unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by expansion, discoveries or acquisitions. The mineral base of Atlatsa may decline if reserves are mined without adequate development and replacement, and Atlatsa may not be able to sustain production beyond the current life of mine (“LOM”), based on current production rates and development.

The Company is subject to exchange control regulations that may affect its ability to transfer assets to or from its foreign subsidiaries and to fund its operations efficiently

South African law provides for exchange control regulations that restrict the export of capital. The exchange control regulations, which are administered by the SARB, regulate transactions involving South African residents, including legal entities, and limit a South African company’s ability to borrow from and repay loans to non-residents and to provide guarantees for the obligations of its affiliates with regard to funds obtained from non-residents.

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

Disputes or disagreements with third parties who jointly own many of the Company’s assets could adversely affect our business, operating results, cash flows and financial condition

Atlatsa holds the bulk of its assets through Plateau’s 51% ownership of Bokoni Holdco, the remaining 49% being held by Anglo American Platinum. Plateau’s interests in these projects are subject to the risks normally associated with the joint ownership of operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau’s profitability or the viability of its interests held through Holdco, which could have a material adverse impact on Atlatsa’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with Anglo American Platinum on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of Atlatsa and Anglo American Platinum to meet their obligations in respect of jointly owned properties; and (iii) litigation between Atlatsa and Anglo American Platinum regarding jointly owned property. Future disputes and disagreements with business partners could adversely affect the business of Atlatsa and its operations and financial condition.

There may be adverse U.S. federal income tax consequences to U.S. shareholders if Atlatsa is or becomes a “passive foreign investment company” under the U.S. Internal Revenue Code.

If Atlatsa is classified as a passive foreign investment company (“PFIC”) for any taxable year during which a U.S. Holder holds common shares, certain adverse U.S. federal income tax rules could apply to that person. Atlatsa believes that it was not a PFIC in the 2013 taxable year, but has not made a determination as to its PFIC status for the 2014 taxable year or any future year. The determination of whether Atlatsa is a PFIC for a taxable year depends, in part, on the application of complex U.S. Federal income tax rules, which are subject to different interpretations, and the determination will depend on the composition of Atlatsa income, expenses and assets from time to time and the nature of the activities performed by its officers and employees. U.S. Holders should carefully read “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their independent tax advisors regarding the likelihood and consequences of Atlatsa being treated as a PFIC for U.S. federal income tax purposes including the advisability of making certain elections that may mitigate certain possible adverse U.S. Federal income tax consequences, but may result in an inclusion in gross income without the receipt of such income.

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

The Company may be involved with deep groundwater pollution

The Company has identified a future pollution risk posed by deep groundwater in certain underground shafts. Various studies have been undertaken by Bokoni Mine since 2012. In view of the documentation of current information for the accurate estimation of the liability, no reliable estimate can be made for the obligation.

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

The Company’s common shares are listed for trading on the TSX (symbol ATL), NYSE MKT (symbol ATL) and the JSE (symbol ATL).

The Company had a primary listing on the TSX-V and has a secondary listing on the NYSE MKT and the JSE. Subsequent to year end, on February 5, 2014, the Company migrated from the TSX-V to the TSX.

2. General Development of the Business

For the period 1983 to June 30, 2009, the Company was primarily an exploration company and, therefore, did not have any significant operating assets.

On July 1, 2009, the Company acquired 51% of the Bokoni Mine and took operational control of the Bokoni Mine. This was the first operating asset acquired by the Company that generated revenue. There was therefore a significant increase in the asset base of the Company as revenue generating assets were effectively acquired.

For the year ended December 31, 2010 (“Fiscal 2010”) and the year ended December 31, 2011 (“Fiscal 2011”), Atlatsa focused on implementing the foundation for its turnaround strategy at the Bokoni Mine operations. From an operational perspective, Fiscal 2010 and Fiscal 2011 was a challenge with many of the foundational initiatives associated with the turnaround having to be implemented. The key areas of focus within the operations were:

•	improving safety performance;

•	cash cost cutting initiatives;

•	improving productivity levels and efficiencies;

•	increasing development to create more mining flexibility to allow for production build up;

•	increasing concentrator plant milling capacity in line with expansion plans for Bokoni Mine; and

•	implementing key capital projects to maintain and grow production.

In Fiscal 2012 the Company appointed a new management team at the Bokoni Mine, effective February 2012.

The new management team, in conjunction with Atlatsa and Anglo American Platinum initiated a detailed review of the technical assumptions and operational plan underlying the 2009 Bokoni Transaction and its associated financing structure. The review resulted in Atlatsa and Anglo American Platinum agreeing to a new strategic approach and operating plan for the Bokoni Mine, as well as a recapitalization and refinancing plan to facilitate its new growth plan to 160,000 tonnes milled per month (“tpm”); as implemented pursuant to the Restructuring Plan. A summary of the Restructuring Plan and its key benefits for Atlatsa are set out below:

2.1 New Operating Plan

The new operating plan follows a detailed strategic review that was undertaken in 2012 by the new management team at the Bokoni Mine, in conjunction with RPM and Atlatsa. This review included a review of all technical, operational and financing assumptions in forming the existing strategy, having regard to the general outlook for the PGM industry.

The operating plan to 2020 has been limited to 160,000 tpm to meet the current installed processing capacity at the Bokoni Mine. Accordingly, material capital expenditure associated with the proposed UG2 expansion plans at the Bokoni Mine, estimated at $233.0 million (ZAR2.3 billion), has been deferred beyond 2020. In an effort to reduce unit operating costs, open cast Merensky operations at the Bokoni Mine have commenced and this is expected to contribute towards further unit cost reductions in future.

The new operating plan will allow the Bokoni Mine to fill its processing capacity in the near term, whilst allowing underground mining operations to build up from the current 120,000 tpm to 160,000 tpm. The plan is considered both low risk and less capital intensive. The Bokoni Mine is expected to increase annual production from its current base of 103,000 PGM Oz per annum to 250,000 PGM Oz per annum over the next five years.

The new operating plan will result in Bokoni becoming a predominantly Merensky Reef producer, accounting for approximately 75% of its total estimated production in the medium term. The capital cost estimate to ramp the Brakfontein and Middlepunt Hill projects to steady state levels of 100,000 tpm and 60,000 tpm is estimated at $111.4 million (ZAR1.1 billion).

The new operating plan at the Bokoni Mine is considered a lower risk, less capital intensive and more conservative plan from both an operational and financing perspective.

3. Summary Corporate History and Intercorporate Relationships

From 1996 to mid-1999, the Company’s mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African platinum group metals project, the Platreef Project. The Company has two active Cayman Islands subsidiaries, N1C and N2C. These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau (at December 31, 2013), a private South African mining corporation acquired by Atlatsa on August 28, 2001. In January 2014, with the conversion of the “B” preference shares, Atlatsa now holds 53% and N2C 47% of Plateau. Atlatsa holds its assets and interests in South Africa through Plateau. In September 2004, the Company and Atlatsa Holdings, a private South African company, completed a transaction combining their respective PGM assets, comprising the Company’s PGM projects on the Northern and Western Limbs of the Bushveld Igneous Complex (“BIC”) and Atlatsa Holding’s 50% participation interest in the Ga-Phasha Project (previously known as “Paschaskraal”) on the Eastern Limb of the BIC in the Republic of South Africa.

Pursuant to the terms of the Pelawan transaction, which constituted a reverse take-over under the policies of the TSX-V, the Company acquired Atlatsa Holding’s rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Atlatsa common shares (63% of the total outstanding shares in Atlatsa at that time) and a cash payment of $1.6 million (ZAR15.7 million). By completing the reverse take-over with Atlatsa Holdings, Atlatsa reconstituted itself as a BEE company in South Africa with a view to positioning itself for greater opportunities within the South African mineral sector. This strategy was successful in 2007 when Atlatsa announced a major BEE transaction with Anglo American Platinum pursuant to which the two corporations determined to combine all of their existing joint venture interests, together with 100% of Anglo American Platinum’s Bokoni Mine (formerly Lebowa), under a new group structure, the Bokoni Group, of which Atlatsa controls 51% and has management control over all operations, and Anglo American Platinum retains a 49% minority interest in the Bokoni Group. The Bokoni Transaction was completed on July 1, 2009.

Refer to ITEM 4, Section 3.9 - the “Restructure Plan” for details of the joint announcement released by Atlatsa and Anglo American Platinum on February 2, 2012 and subsequent developments and completed on January 31, 2014.

3.1 Ownership Structure

Atlatsa, through its wholly owned South African subsidiary, Plateau, acquired an indirect 51% controlling interest and management control of Bokoni and several PGM projects, including the advanced stage Ga-Phasha Project, the Boikgantsho Project and the early stage Kwanda Project. These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Holdco, the holding company of Bokoni and the other project companies (collectively, the “Bokoni Group”) on July 1, 2009, referred to herein as “the Bokoni Transaction”.

The corporate structure of Atlatsa is depicted below and is illustrated on a fully diluted share basis, post-conversion of the “B” Preference Shares as at December 31, 2013 but before the completion of Phase Two which was finalised on January 31, 2014:

Atlatsa Holdings Investments (Pty) Ltd (*BEE)
ESOP & Community Trusts (*BEE)
Public shareholders
51%
3%
20%
Atlatsa Resources Corporation
26%
Anglo American Platinum Ltd
100%
N1C Resources Incorporation
100%
N2C Resources Incorporation
100%
Plateau Resources (Pty) Ltd
Rustenburg Platinum Mines Ltd
51%
49%
Bokoni Platinum Holdings (Pty) Ltd
100%
100%
100%
100%
Boikgantsho Platinum Mine (Pty) Ltd ** @
Kwanda Platinum Mine (Pty) Ltd
Ga-Phasha Platinum Mine (Pty) Ltd *** @
Bokoni Platinum Mines (Pty) Ltd ^

*	BEE = Black Economic Empowerment
**	All mineral rights in name of Boikgantsho (Farms Drenthe and Witrivier) have been sold and transferred to RPM on December 13, 2013. Refer to ITEM 4, Section 3.9 - the “Restructure Plan”
***

The mineral rights of Ga-Phasha, located in the Eastern Ga-Phasha Project (Farms Paschaskraal and De Kamp) were sold and transferred to RPM on December 13, 2013. The Western Ga-Phasha Project was consolidated into the adjacent Bokoni Mine’s operations. Refer to ITEM 4, Section 3.9 - the “Restructure Plan”

@	Dormant from December 13, 2013. Refer to ITEM 4, Section 3.9 - the “Restructure Plan”
^	Bokoni Rehabilitation Trust is consolidated into Bokoni

The corporate structure of Atlatsa as at February 1, 2014 after the completion of Phase Two of the Restructure Plan is as follows:

*	Black Economic Empowerment
@	Dormant from December 13, 2013. Refer to ITEM 4, Section 3.9 - the “Restructure Plan”
^	Bokoni Rehabilitation Trust is consolidated into Bokoni

3.2 Rationale for the Bokoni Transaction

2009 represented the most important year in Atlatsa’s history. With effect from July 1, 2009, the Company transformed from an exploration and development company into a PGM producer through the Bokoni Transaction.

The Bokoni Transaction was a step towards Atlatsa’s objective to become a significant “mine-to-market” PGM company with a substantial and diversified PGM asset base, including production, development and exploration assets. The Bokoni Transaction is the first stage of advancing the Company’s PGM production strategy, and has resulted in the Company a significant estimated mineral resource base of approximately 200 million (measured, indicated and inferred) PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 78.5 million (measured, indicated and inferred) estimated PGM ounces are attributable to the Company.

On implementation of the Bokoni Transaction, Atlatsa assumed management control over the operations of the Bokoni Group. Anglo American Platinum, a subsidiary of Anglo American plc, through its wholly owned subsidiary RPM, retained a 49% non-controlling interest in Bokoni Holdco.

Through the Pelawan Trust shareholding combined as Atlatsa Holdings Investments Pty Limited (“Atlatsa Holdings”), Atlatsa currently has a BEE shareholding of approximately 57% (at year-end) and, pursuant to the Atlatsa Shareholders Agreement, the shareholding of the Pelawan Trust (or any other HDP, as defined in the Pelawan Agreements, participating in the trust) in Atlatsa cannot be diluted to below the shareholding threshold of 51% required under South African law. After the completion of the Restructure Plan, Atlatsa Holdings shareholding increased to 61.86%.

Atlatsa is also pursuing its mine-to-market strategy through a sale of concentrate agreement entered into between Bokoni Mine and RPM on June 26, 2009 (the “Concentrate Agreement”), amended on March 31, 2013; in respect of concentrate produced at Bokoni Mine. The Concentrate Agreement has an extended term until July 1, 2020. Refer to ITEM 4, Section 3.9 - the “Restructure Plan”. In addition, Atlatsa, through Ga-Phasha, entered into a limited off-take agreement with Anglo American Platinum in respect of concentrate produced from the Ga-Phasha Project. This off-take agreement has an initial term of ten years and is renewable, at Atlatsa’s election, for a further period of ten years. Pursuant to the Ga-Phasha Project off-take provisions in the Holdco Shareholders Agreement (the “Ga-Phasha off-take agreement”), should Atlatsa elect to extend the Ga-Phasha off-take agreement with Anglo American Platinum beyond the initial term, then Atlatsa may exercise options to acquire an ownership interest in Anglo American Platinum’s Polokwane smelter complex (the “smelter options”). The first smelter option entitles Atlatsa to acquire an ownership interest in the Polokwane smelter complex equal to the percentage ratio that the concentrate feed from the Ga-Phasha properties bears to the design capacity of the Polokwane smelter complex, for a purchase consideration of ZAR1.00, plus any restructuring costs that may be required to facilitate this acquisition. The option is exercisable within 30 days after the commencement of the second ten year period of the Ga-Phasha off-take agreement. The second smelter option entitles Atlatsa to acquire an additional ownership interest in the Polokwane smelter equal to the percentage ratio that the attributable concentrate feed produced by the whole of the Atlatsa group, other than from the Ga-Phasha properties, bears to the design capacity of the Polokwane smelter, for a purchase consideration equal to the equivalent percentage of the replacement cost of the smelter, less pro-rated wear and tear. This option is exercisable within the first five years of the second ten year period of the Ga-Phasha off-take agreement. Polokwane smelter design capacity is to treat approximately 1.6 million platinum ounces per year.

3.3 Additional Commercial Terms of the Bokoni Transaction

Prior to July 1, 2009, Bokoni Mine acted as contractor to Lebowa, conducting all mining operations in respect of the Bokoni Mine. As of July 1, 2009 the contractor arrangement terminated. In light of Atlatsa’s mine-to-market strategy, Atlatsa, through Bokoni, entered into the Concentrate Agreement with RPM in respect of concentrate produced at the Bokoni Mine and entered into the Ga-Phasha off-take agreement with respect to concentrate that may be produced at the Ga-Phasha Project.

The rehabilitation trust provision in respect of the Bokoni Mine was transferred from the Anglo American Platinum fund to the Bokoni Environmental Rehabilitation Trust. Anglo American Platinum provided the trust guarantees in respect of the above mentioned trust until July 1, 2010. Subsequent to this, management considered alternative insurance products. Anglo American Platinum offered to continue the guarantee at favourable terms and management accepted their proposal. The current guarantee is still in place until August 6, 2014. Management intends to renegotiate this guarantee before June 30, 2014. In connection with the Bokoni Transaction, the Company also entered into the Bokoni Platinum Mine ESOP Trust and the Atlatsa Community Participation Trust (refer to “Share Ownership Trusts” for further information regarding the Bokoni Platinum Mine ESOP Trust and the Atlatsa Community Participation Trust).

3.4 Management and Funding of Operations

The Holdco Shareholders Agreement, as dated March 27, 2013; between Plateau and RPM governs the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and with respect to management of Bokoni Holdco and its subsidiaries, including Bokoni.

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be HDPs. Atlatsa has given certain undertakings to Anglo American Platinum in relation to the maintenance of its status as an HDP controlled group, pursuant to the Holdco Shareholders Agreement.

Pursuant to the Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo American Platinum Ltd group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which Plateau has repaid its Debt to RPM pursuant to the New Senior Debt Facility in full (the “Initial Period”), Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions. Pursuant to the terms of shared services agreements, Anglo American Platinum provides certain services to the Bokoni Mine at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. The Company, through Plateau, provides certain management services to the Bokoni Mine pursuant to service agreements entered into with effect from July 1, 2009. The Company and Anglo American Platinum intend to renegotiate the management services arrangements in conjunction with the proposed restructuring and refinancing transaction. (Refer to ITEM 4, Section 3.9 - the “Restructure Plan”)

The Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production pursuant to the terms described above.

3.5 Special Shareholder Arrangements

Atlatsa has given certain undertakings to Anglo American Platinum in relation to the maintenance of its status as an HDP controlled company pursuant to the Holdco Shareholders Agreement. During the Initial Period, Plateau is required to ensure that, among other things: (i) HDPs effectively own, through Plateau, its subsidiaries and its controlling shareholders (i.e. the Atlatsa Control Structure), at least 26% of the beneficial business ownership of Holdco shall be HDPs, measured on a see-through basis; (ii) a majority of the directors of Holdco are HDPs; and (iii) a majority of the directors of Atlatsa Holdings are HDPs. At any time during the term of the Holdco Shareholders Agreement, if a change in control of Holdco occurs, Plateau is required to “remedy” the change by either restoring the status quo or procuring that the change is superseded by a further transaction that results in the acquisition of control of Atlatsa Holdings by HDPs who were beneficial owners of Atlatsa Holdings as at the date of signature of the Holdco Shareholders Agreement, or involves such shareholders expropriating the defaulting shareholder’s interest (with no attendant change in control). If Plateau fails to do so within the period specified in the Holdco Shareholders Agreement, RPM will be entitled to compel the purchase by Plateau of RPM’s interests in Holdco for fair market value.

3.6 Financing of the Bokoni Transaction

The Company financed the Bokoni Transaction at the Plateau level through a combination of the 2009 Senior Debt Facility and an agreement with RPM whereby RPM provided Plateau with the operating cash flow shortfall facility (the “OCSF”) of up to a maximum of $76.0 million (ZAR750 million) (which increased to $111.4 million (ZAR1,100 million) on June 29, 2012) and access to RPM’s attributable share of the Bokoni Holdco cash flows (the “Standby Loan Facility”) which, with the Company’s portion, provided up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the 2009 Senior Debt Facility.

The OCSF, the “A” Preference Share Facility and the 2009 Senior Debt Facility were consolidated on September 28, 2012 as part of Phase One of the Restructure Plan. The 2009 Senior Debt Facility and the Standby Loan Facility were replaced by the New Senior Facilities Agreement on December 13, 2013.

3.6.1. OCSF

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at the Bokoni Mine, RPM provided Plateau with the OCSF which could be draw up to a maximum of $76.0 million (ZAR750 million) and was subject to certain annual draw down restrictions, in terms of quantum, during the first three years. On 29 June 2012, the OCSF facility was increased to $111.4 million (ZAR1,100 million).

The full outstanding amount under the OCSF as at September 28, 2012 was repaid and consolidated into the 2009 Senior Debt Facility, and the principal amount outstanding as at that date was $0. Refer to Section 3.6.2. - 2009 Senior Debt Facility below. The OCSF is no longer available to the Company and is described herein for historical purposes only. Refer to ITEM 4, Section 3.9 - the “Restructure Plan”.

3.6.2. 2009 Senior Debt Facility

On July 1, 2009; Plateau entered into the 2009 Senior Debt Facility with SCB for an amount of up to $76.0 million (ZAR750 million), including capitalised interest of up to a maximum of three years or $25.3 million (ZAR250 million).

The 2009 Senior Debt Facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost. The 2009 Senior Debt Facility had a term of 108 months from July 1, 2009.

On December 11, 2009, 34% of the 2009 Senior Debt Facility was syndicated to First Rand Bank Limited, acting through its Rand Merchant Bank division.

SCB’s $50.7 million (ZAR500 million) and interest amounting to $14.5 million (ZAR142.8 million) at an interest rate of 11.345% was rolled up through April 28, 2011. Effective as of April 28, 2011, RPM assumed all of the rights and obligations of SCB and Rand Merchant Bank under the 2009 Senior Debt Facility.

The total amount of the interest payable on the notional amount of the 2009 Senior Debt Facility of $50.7 million (ZAR500 million) draw down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

On September 28, 2012, the full outstanding amount under the OCSF (Section 3.6.1 OCSF above) was repaid and consolidated into the 2009 Senior Debt Facility. Post consolidation, a total of $53.2 million (ZAR525.2 million) at September 30, 2012 remained available under the 2009 Senior Debt Facility (as at the close of Phase One of the Restructure Plan). Refer to Section 3.9 – the “Restructure Plan” for more information with respect to Phase One of the Restructure Plan.

As part of Phase Two of the Restructure Plan, Anglo American Platinum made additional facilities available to the Company to finance its pro rata share of the Bokoni Mine operations going forward under the New Senior Facilities Agreement signed on March 27, 2013. The Company was not entitled to draw down amounts under the New Senior Facilities Agreement until, amongst other things, the conditions precedent to such draw downs were met (these conditions precedent were met on December 12, 2013).

Due to the delay in closing of Phase Two of the Restructure Plan, and the fact that the Company required funding prior to the New Senior Facilities Agreement becoming effective on December 13, 2013, the parties agreed to increase the amount available for draw down under the 2009 Senior Debt Facility by $21.8 million (ZAR215.7 million). The Amendment Agreement effecting this increase was signed on May 28, 2013.

A principal amount of $73.5 million (ZAR725.8 million) was drawn down on the 2009 Senior Debt Facility in the period from September 30, 2012 (the closing of Phase One of the Restructure Plan) to December 13, 2013, (the date on which the New Senior Facilities Agreement became effective) which was added to the contractual amount outstanding under the 2009 Senior Debt Facility. In addition, during this period contractual interest of $8.7 million (ZAR81.6 million) was incurred resulting in a contractual balance of $221.7 million (ZAR2,188.8 million) being owed as at December 13, 2013 between Plateau and RPM. On December 13, 2013 with the implementation of Phase Two of the Restructure Plan, the 2009 Senior Debt Facility was converted to the New Senior Facilities Agreement and one of the implementation steps was to make a repayment under the 2009 Senior Debt Facility by drawing down on the New Senior Facilities Agreement, to give effect to the revised terms of the facility. On December 13, 2013, the 2009 Senior Debt Facility ceased to exist.

RPM subscribed for additional shares in Bokoni Holdco to the value of $196.5 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay the debt outstanding between Bokoni Holdco and RPM of $196.5 million (ZAR1,939.4 million) on December 13, 2013.

The commencement of re-payments under the 2009 Senior Debt Facility was deferred by one year from January 31, 2013, to January 31, 2014. When the New Senior Facilities Agreement came into effect on December 13, 2013, the 2009 Senior Debt Facility was no longer available to the Company and is described herein for historical purposes only.

3.6.3. Vendor Finance Facility

On July 1, 2009, RPM provided a vendor finance facility to Plateau consisting of a cash component, the “A” Preference Share Facility of $121.6 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $111.4 million (ZAR1.1 billion). Refer to ITEM 4, Section 3.9 - the “Restructure Plan” for details of the repayment of these facilities.

3.6.3.1 Cash component - “A” Preference Share Facility

As part of the acquisition of the Bokoni Transaction, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred “A” Shares”) for an aggregate sum of $121.6 million (ZAR1.2 billion) (the ““A” Preference Share Facility”). These shares were cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12% (fixed quarterly cumulative dividend 11.49%). Atlatsa was obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years of issue (July 1, 2015), to the extent that Atlatsa was in the position to redeem such Plateau Preferred “A” Shares. Any Plateau Preferred “A” Shares not redeemed in six years (at July 1, 2015) would automatically roll over and be finally redeemed nine years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau was required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the Standby Loan Facility; (ii) any outstanding amounts owing to RPM in respect of the OCSF and (iii) any amount owing to RPM in respect of the “A” Preference Share Facility. The required refinancing took place pursuant to Phase One of the Restructure Plan and the “A” Preference Share Facility was redeemed and repaid in full on September 28, 2012.

The “A” Preference Share Facility is no longer available to the Company and is described herein for historical purposes only.

Refer to ITEM 4, Section 3.9 - the “Restructure Plan” for a discussion of the impact of the Restructure Plan on this facility.

3.6.3.2. Share Settled Financing – The B preference shares

Pursuant to the Share Settled Financing, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary, Pelawan SPV, and transferred 56,691,303 Atlatsa Common Shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $111.4 million (ZAR1.1 billion). Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible class B preferred shares (the “B” Preference Shares”) in Plateau for $111.4 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, would immediately be used to subscribe for additional Plateau Ordinary Shares. The “B” Preference Shares were zero coupon shares and carried no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Atlatsa would take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Atlatsa Common Shares that would have a value equal to the value of such Plateau Ordinary Shares. The total number of Atlatsa Common Shares to be issued on implementation of the Share-Settled Financing arrangement was 227.4 million Atlatsa Common Shares.

The SPV Preferred Shares were convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. The Pelawan SPV received a conversion notice from RPM on January 7, 2014. On January 14, 2014; RPM was issued a special dividend in cash, which RPM immediately used to subscribe for SPV Ordinary Shares. On January 14, 2014; Pelawan SPV converted the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribed for additional SPV Ordinary Shares as a result of the special dividend. Pelawan SPV immediately undertook a share buyback of all SPV Ordinary Shares held by RPM and settled the buyback consideration by delivering to RPM 115.8 million common shares in the Company. On January 29, 2014 RPM sold these 115.8 million common shares in the Company to Atlatsa Holdings in trust for the Pelawan Trust.

111.6 million common shares in the Company were issued to Pelawan SPV pursuant to the Exchange Agreement and were subsequently transferred to Atlatsa Holdings in trust for the Pelawan Trust. Such common shares are subject to a lock-in that prevents Pelawan SPV and Atlatsa Holdings from disposing of such shareholding for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa (at present the contractual lock up provision for Atlatsa Holdings on all of its Atlatsa common shares remains in place up to January 1, 2015).

The final result of the Share Settled Financing is that as of January 14, 2014: (i) RPM funded a payment of $111.4 million (ZAR1.1 billion) to Plateau and RPM received a total of 115.8 million common shares in the Company; (ii) RPM sold its 115.8 million shares to Atlatsa Holdings; (iii) Atlatsa Holdings received an additional 111.6 million common shares in the Company from Pelawan SPV; and (iv) Atlatsa Holdings increased their shareholding in the Company to 62%.

The Share Settled Financing is now complete and is described herein for historical purposes only. Refer to ITEM 4, Section 3.9 - the “Restructure Plan” for a discussion of the impact of the Restructure Plan on the “B” Preference Shares whereby RPM converted its “B” Preference Shares in accordance with their terms and upon such conversion, and sold the resulting 115.8 million Atlatsa Common Shares to Atlatsa Holdings.

3.6.4. Standby Loan facility

On July 1, 2009, Anglo American Platinum has made available to Plateau the Standby Loan Facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the 2009 Senior Debt Facility during its term. The Standby Loan Facility will bear interest at the prime rate of interest in South Africa (currently 8.5%). As at December 13, 2013, with completion of the 2009 Senior Debt facility, the Standby Loan facility also came to a close.

3.7 Security

The 2009 Senior Debt Facility and now replaced by the New Senior Facilities Agreement is secured through various security instruments, guarantees and undertakings provided by Atlatsa against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base.

3.8 Share Ownership Trusts

The purpose of the Bokoni Platinum Mine ESOP Trust and the Atlatsa Community Participation Trust (the “Share Ownership Trusts”) is to provide the employees of Bokoni Mine and the members of the communities affected by Atlatsa’s operations, respectively, with the opportunity to participate in, and benefit from, Atlatsa’s success.

On July 1, 2009, Anglo American Platinum donated $10.5 million (ZAR103.8 million) to the Atlatsa Community Participation Trust, of which $7.5 million (ZAR73.6 million) was used to subscribe for 9,799,505 common shares of Atlatsa. The balance of Anglo American Platinum’s contribution will be used to assist the communities impacted by Bokoni Mine over the forthcoming periods. As per the requirement of IFRS 10, we have considered the purpose and objective of the trust, and it is the Group’s view that the control, decision making power and majority of the risks and benefits does not reside with Atlatsa nor does it constitute joint control and as such the Company does not consolidate the trust.

Anglo American Platinum contributed an amount of $4.6 million (ZAR45.6 million) to the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”) to facilitate its establishment, and approximately $3.4 million (ZAR33.8 million) of this amount was utilized by the ESOP Trust to subscribe for 4,497,062 common shares of Atlatsa. The ESOP Trust is consolidated by Atlatsa.

The Share Ownership Trusts subscribed for the common shares at a subscription price equal to $1.11, being the closing price of the common shares on the TSX-V on June 12, 2009, the day prior to the announcement of the revised Bokoni Transaction terms. As a result of the subscription by the Share Ownership Trusts, Atlatsa received proceeds of approximately $10.9 million (ZAR108 million). The Share Ownership Trusts hold the common shares along with other investments for the purpose of making distributions to their beneficiaries in accordance with their governing trust deeds.

3.9 Restructure Plan

On February 2, 2012; the Company and Anglo American Platinum announced that the parties had concluded a term sheet comprising the first iteration of the Restructure Plan.

Subsequent to announcing the material terms of the Restructure Plan in February 2012, the Company announced that it, together with Anglo American Platinum and the management of Bokoni; had undertaken a strategic review of the Bokoni Mine operations in order to assess the optimal operating and financial plan for the Bokoni Mine going forward.

Phase One

On September 28, 2012, the Company announced that it, together with Anglo American Platinum, had completed Phase One of the Restructure Plan, whereby the Company consolidated its 2009 Senior Debt Facility, the OCSF and “A” Preference Share Facility, such that the OCSF and the “A” Preference Share Facility were repaid in full and the Company lowered its cost of borrowing.

In Phase One of the Restructure Plan, the 2009 Senior Debt Facility was amended to increase the total amount available under the facility, and this additional amount was utilized to repay the amounts owed to RPM under the OCSF (Refer to Section 3.6.1 OCSF above) and to redeem the existing “A” Preference Share Facility (refer to Section 3.6.3.1 Cash component - “A” Preference Share Facility). These transactions resulted in all outstanding debt owing to RPM as at that date being consolidated into one single facility on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing from an effective annual cash flow interest rate of 12.31% (prior to implementation of Phase One) to a current interest rate of 5.98% (this rate is linked to JIBAR, which was 5.22% at December 31, 2013) compared to 6.27% at the end of Fiscal 2012. A fair value adjustment was recorded on the 2009 Senior Debt Facility. Refer below for more detail.

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

When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. This benefit is recognised directly in equity. In respect of loans with shareholders, the difference between the loan received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss directly in equity. In respect of loans with shareholders, the difference between the loan settled and the amount recognized at fair value on settlement date, is recognised as a fair value gain or loss directly in equity.Pursuant to Phase One of the Restructure Plan, the OCSF payable to RPM was repaid in full on September 28, 2012 through consolidation into the 2009 Senior Debt Facility, such that the principal amount outstanding under the OCSF as at September 28, 2012 was $0. Under the increased 2009 Senior Debt Facility, if funds are requested by Bokoni (and authorized by Bokoni Holdco), RPM shall advance such funds directly to Bokoni.

After the consolidation of the balance outstanding under the OCSF into the 2009 Senior Debt Facility, a portion of the available balance under the 2009 Senior Debt Facility continued to represent a facility available to the Company under the terms of the OCSF. Such portion of the 2009 Senior Debt Facility was $53.8 million (ZAR525.2 million) at September 30, 2012 (as at the close of Phase One.)

Fair Value adjustments on loans and borrowings:

The Company has recognised a fair value gain of $48 million in its Consolidated Statement of Comprehensive Income for Fiscal 2013, compared to a fair value gain of $90.6 million for Fiscal 2012. The non-controlling interest referred to in the Consolidated Statements of Changes in Equity and in the Consolidated Statement of Financial Position, includes a fair value gain on fair valuing the outstanding debt between Bokoni Holdco and RPM of $127.8 million for Fiscal 2012, and a fair value loss of ($98.9 million) as a result of settling the debt between Bokoni Holdco and RPM, for Fiscal 2013.

As a result of the debt consolidation and associated interest rate adjustment, which took place on the completion of Phase One of the Restructure Plan on September 28, 2012, the Company derecognised its historical debt and recognised the new consolidated 2009 Senior Debt Facility which required the debt to be classified at fair value which gave rise to fair value adjustments required to be recorded. On December 13, 2013; the 2009 Senior Debt Facility was replaced by the New Senior Facilities Agreement between RPM and Plateau, which also gave rise to fair value adjustments as the terms have changed significantly from the 2009 Senior Debt Facility. The fair value adjustment results from the Company’s new cost of borrowing under the consolidated 2009 Senior Debt Facility and the New Senior Facilities Agreement being more favourable when compared to a market related cost of borrowing available to the Company.

The debt between Bokoni Holdco and RPM was settled on December 13, 2013, subsequent to the acquisition of additional shares by RPM in Bokoni Holdco. This resulted in a fair value loss as the contractual debt that was settled was greater than the fair value of the debt at the time.

Phase Two

On March 27, 2013, the Company announced the execution of definitive agreements for Phase Two of the Restructure Plan which included the disposal of certain mineral properties representing undeveloped estimated PGM resources to RPM and the recapitalization and refinancing of Atlatsa and the Bokoni Group, together with an undertaking to accelerate production growth at the Bokoni Mine. The first part of Phase Two was completed on December 13, 2013 and the remainder of the Phase Two transactions were completed on January 31, 2014.

Certain of the transactions completed as part of Phase Two of the Restructure Plan are “related party transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the management information circular (as filed on SEDAR on May 31, 2013) of the Company dated May 28, 2013, for more information regarding the related party aspects of Phase Two, including details of formal valuations obtained by Atlatsa. Included in the information circular, are details of Minxcon (an independent valuator) as well as PSG (in relation to a fairness opinion over the Restructure Plan). The following was noted in terms of the valuations of the mineral properties to be sold in Phase Two:

Minxcon is of the opinion that, as of 27 February 2013, the fair market value of the assets of the Boikgantsho Project is estimated to be between $91.4 million (ZAR902 million) and $97.2 million (ZAR960 million). The Boikgantsho Asset Sale Agreement provides that Boikgantsho will sell and RPM will purchase the assets of the Boikgantsho Project for $96.2 million (ZAR950 million), which is within the range of the fair market values of the Boikgantsho Project as set out in the Boikgantsho Valuation. Management received disinterested Shareholder approval for Phase Two of the Restructure Plan, on June 28, 2013.

As part of Phase Two of the Restructure Plan, under the New Senior Facilities Agreement signed on March 27, 2013, Anglo American Platinum agreed to make additional facilities available to the Company, after the 2009 Senior Debt had been fully utilised by the Company to finance its pro rata share of the Bokoni Mine going forward. The Company was not entitled to draw down amounts under the New Senior Facilities Agreement until, amongst other things, the conditions precedent to such draw downs were met (these conditions precedent were met on December 12, 2013).

Due to this delay in closing the Restructure Plan, and the fact that the Company required additional funding prior to the date the New Senior Facilities Agreement became available to the Company (i.e. December 13, 2013), the parties agreed to increase the amount available for draw down under the 2009 Senior Debt Facility by $21.8 million (ZAR215.7 million). An agreement effecting this increase was signed on May 28, 2013 (the “Amending Agreement”).

In addition to the facilities provided, RPM agreed to fund Bokoni with an advance on the Purchase of Concentrate revenue on the sale of concentrate made to RPM with an interest rate of JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014. This agreement was extended to March 31, 2015. This agreement is as a result of the facilities under the New Senior Facilities Agreement not being sufficient to meet the cash requirement of Bokoni Mine because of the delay in finalising the Restructure Plan. Refer to Section 3.9.3 - Advance on the Purchase of Concentrate Revenue.

The final conditions precedent for the completion of Phase Two of the Restructure Plan was obtained on December 12, 2013.

On December 13, 2013; the following transactions forming part of Phase Two of the Restructure Plan were completed:

•

the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to RPM for a net consideration of $172.2 million (ZAR1,700.0 million). For accounting purposes this sale gave rise to gains of $171.1 million that is reported as “Other income” in the Consolidated Statement of Comprehensive Income (also refer to note 35 in the audited annual financial statements for Fiscal 2013);

•

the purchase consideration payable for the sale of the Boikgantsho Project was paid to the Company on December 13, 2013, excluding an amount of $2.9 million (ZAR29.0 million) in respect of the Boikgantsho Project information which is payable on the date of execution of the notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights. The proceeds of $169.3 million (ZAR1,671 million) were used to reduce the outstanding debt to RPM;

•

RPM subscribed for additional shares in Bokoni Holdco to the value of $196.5 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay the debt outstanding between Bokoni Holdco and RPM of $196.5 million (ZAR1,939.4 million);

•

Plateau also subscribed for additional shares as part of the funding between Plateau and Bokoni Holdco, and as such Plateau’s interest in Bokoni Holdco has not been diluted. This is transaction is eliminated for Group consolidation purposes;

•

The 2009 Senior Debt Facility was repaid in full (refer to Section 1.4 – Debt Arrangements – 1.4.1. - 2009 Senior Debt Facility) and the New Senior Facilities Agreement between Plateau and RPM as signed on March 27, 2013 was made effective. The amount available under the New Senior Facilities Agreement is $233 million (ZAR2,300 million) of which $225.5 million (ZAR2,225.7 million), including interest was utilized by year-end. Refer to Section 3.9.1. “New Senior Facilities Agreement”;

•

Plateau also entered into the Working Capital Facility of $9.1 million (ZAR90 million) with RPM to fund Atlatsa’s corporate and administrative expenses through to the end of 2015 of which $3.0 million (ZAR30 million) was utilised at year-end (Refer to Section 3.9.2 “Working Capital Facility”); and

•	the Concentrate Agreement (as described in Section 1.7 – Operations – 1.7.1. Bokoni Mine, under the sub-heading “Sale of Concentrate”) was extended until 2020.

In January 2014; Phase Two of the Restructure Plan was finalized by completing the following (refer to note 37 of the audited annual financial statements for Fiscal 2013 for the “Events after the reporting date” information):

•

Pelawan SPV converted all of its “B” Preference Shares in Plateau into 227.4 million common shares in the Company on January 14, 2014; RPM in turn converted its “B” Preference shares in Pelawan SPV for 115.8 million of the 227.4 million Atlatsa shares;

•

On January 29, 2014, Atlatsa Holdings, the Company’s majority shareholder acquired the 115.8 million common shares in the Company from RPM on a vendor financed basis, which resulted in Atlatsa Holdings owing $46.9 million (ZAR463.2 million) to RPM, to be repaid in stages by December 31, 2020 (the “Atlatsa Holdings Vendor Finance Loan”);

•

RPM subscribed for 125 million common shares of the Company on January 31, 2014, for $76 million (ZAR750 million), which proceeds were used to repay a portion of the Company’s outstanding debt to RPM. This reduced the facility available under the New Senior Facilities Agreement to $157 million (ZAR1,550 million); and

•

Atlatsa Holdings provided security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals.

On February 1, 2014, after completion of Phase Two of the Restructure Plan; Atlatsa had an outstanding share capital of 554,288,473 common shares.

For additional information on the Restructure Plan refer to the press releases of Atlatsa dated February 2, 2012, March 15, 2012, March 30, 2012, May 3, 2012, June 15, 2012, July 26, 2012, September 7, 2012, September 27, 2012, October 2, 2012, October 22, 2012, December 3, 2012, January 21, 2013, March 27, 2013, March 28, 2013, April 5, 2013, July 2, 2013, August 20, 2013, August 29, 2013,October 7, 2013, October 8, 2013, October 31, 2013, December 12, 2013, December 18, 2013, January 16, 2014 and February 3, 2014 as well as the material change reports filed on February 13, 2012, September 27, 2012 and April 8, 2013 all of which are available on SEDAR www.sedar.com.

The following new debt facilities were the result of the Restructure Plan:

3.9.1. New Senior Facilities Agreement

Pursuant to Phase Two of the Restructure Plan, the balance under the 2009 Senior Debt Facility as at December 13, 2013 was $221.7 million (ZAR2,188.8 million) between Plateau and RPM after repaying $169.3 million (ZAR1,671 million) of the 2009 Senior Debt Facility received from the sale of the Eastern Ga-Phasha Project and the Boikgantsho Project. On December 13, 2013 with the implementation of Phase Two of the Restructure Plan, the 2009 Senior Debt Facility was converted to the New Senior Facilities Agreement and one of the implementation steps was to make a repayment of $221.7 million (ZAR2,188.8 million) under the 2009 Senior Debt Facility by drawing down on the New Senior Facilities Agreement, to give effect to the revised terms of the facility. On December 13, 2013, the 2009 Senior Debt Facility was settled on December 13, 2013.

As at December 31, 2013, the total facility under the New Senior Facilities Agreement was $233.0 million (ZAR2,300.0 million). In the event Plateau draws down on the facility available under New Senior Facilities Agreement to fund its 51% contribution to Bokoni Holdco, RPM has agreed to provide its 49% contribution to Bokoni Holdco as a shareholder loan to Bokoni Holdco.

In December 2013, Plateau drew down $3.4 million (ZAR33.6 million) on the New Senior Facilities Agreement, and RPM provided $3.5 million (ZAR33.3 million) to Bokoni Holdco for utilisation by Ga-Phasha to settle the capital gains tax on the sale of the Eastern Ga-Phasha Project to RPM. This draw down by Plateau brought the total amount outstanding under the New Senior Facilities Agreement, between Plateau and RPM, to $225.5 million (ZAR 2,225.7 million), including interest at year-end.

The total undrawn facility between RPM and Plateau under the New Senior Facilities Agreement at December 31, 2013 was $7.5 million (ZAR74.3 million). In the event that Plateau draws down the $7.5 million (ZAR74.3 million) remaining to fund its 51% contribution to Bokoni Holdco, RPM will fund its 49%, bringing the total available facility at December 31, 2013 to $14.8 million (ZAR145.7 million).

The $3.5 million (ZAR33.3 million) provided to Bokoni Holdco by RPM was treated as a shareholder’s loan – refer to note 18 in the audited annual financial statements for Fiscal 2013. The treatment of this shareholder’s loan is to be decided by the Board of Directors of Bokoni Holdco as per the Bokoni Holdco Shareholders Agreement. This loan bears no interest and no repayment terms.

With the proceeds of $76.0 million (ZAR750.0 million) from RPM for the subscription for 125 million common shares in the Company on January 31, 2014 being utilised to reduce the debt between Plateau and RPM, the amount outstanding under the New Senior Facilities Agreement was reduced to $157.0 million (ZAR1,550.0 million).

The repayment terms of the New Senior Facilities Agreement include quarterly cash sweeps, when cash is available. Atlatsa will be required to reduce the outstanding balance (including capitalised interest) under the New Senior Facilities Agreement to $101.3 million (ZAR1 billion) by December 31, 2018, and to $50.7 million (ZAR500.0 million) by December 31, 2019 and to zero by December 31, 2020.

3.9.2. Working Capital Facility

On December 13, 2013, Plateau and RPM entered into a Working Capital Facility whereby RPM agreed to make a maximum of $3.0 million (ZAR30.0 million) per year available to Atlatsa during each of 2013, 2014 and 2015 for an aggregate facility of $9.1 million (ZAR90.0 million), including capitalised interest to fund Atlatsa’s corporate and administrative expenses through to 2015.

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $9.1 million (ZAR90.0 million) at any time. Atlatsa is prohibited from paying any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility is repayable in full by December 31, 2018.

Prior to implementation of Phase Two of the Restructure Plan and as an interim measure pursuant to closing of the Restructure Plan, the parties agreed to a “Transaction Cost Loan Agreement”, as signed and implemented on May 28, 2013. A facility of $2.3 million (ZAR22.5 million) was made available under the Transaction Cost Loan Agreement. The Amendment Agreement of $21.8 million (ZAR215.7 million), implemented on May 28, 2013 is inclusive of the $2.3 million (ZAR22.5 million) provided for under the Transaction Cost Loan Agreement. This facility carried interest at the Prime Rate plus 5%.

As at September 30, 2013; a draw down of $0.7 million (ZAR7.0 million) was made under the Transaction Cost Loan Agreement. On December 13, 2013 Plateau drew down $3.0 million (ZAR29.9 million) on the Working Capital Facility and repaid the drawn down amount on the Transaction Cost Loan Agreement amount of $0.7 million (ZAR7.2 million) including interest. Interest of $14,511 (ZAR143,249) was incurred on the Working Capital Facility at December 31, 2013.

During March 2014, an agreement was entered into with RPM whereby, in the event Bokoni Mine requires additional cash resources in the period from 1 April 2014 until 31 March 2015, the undrawn facility from the $9.1 million (ZAR90.0 million) Working Capital Facility in place for corporate and administration costs, would be made available.

3.9.3. Purchase of Concentrate Advance (“Advance”)

In addition to the facilities provided, RPM agreed to fund the Bokoni Mine with an Advance on the sale of concentrate made to RPM at an interest rate of JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014.

The agreement with RPM provides that RPM may advance funds to Bokoni up to an amount of the lower of 90% of an advance on revenue for the preceding two months and $36.5 million (ZAR360.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month. This agreement was renegotiated in March 2014 to provide that RPM may advance funds to Bokoni up to an amount of the lower of 95% of an advance on revenue for the preceding two months and $48.1 million (ZAR475.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month of Bokoni Mine and was extended to 31 March 2015.

On October 23, 2013, an Advance of $2.5 million (ZAR24.5 million) was made against the revenue received in December 2013.On December 17, 2013, an Advance of $6.2 million (ZAR61.0 million) was made against December’s concentrate that will be recovered as part of revenue received from RPM in February 2014.

Also refer to Section 1.12 – “Liquidity”, under the sub-heading “Going Concern” in the MD&A for details on how the Advance will be utilised as well as note 2 in the audited annual financial statements for Fiscal 2013.

3.10 Illegal Strike action at Bokoni Mine in Q4 2012;

On October 1, 2012, employees at the Bokoni Mine embarked on illegal and unprotected strike action.

All strike shifts were treated as NO WORK NO PAY shifts at the Bokoni Mine.

All striking employees (approximately 2300) were dismissed on November 8, 2012.

Further to interventions from Community leaders and other interested or affected parties, dismissed employees were provided with an opportunity to be re-instated if they returned to work by December 7, 2012.

A final return to work agreement was reached with the three recognised unions at Bokoni Mine (NUM, UASA and TAWUSA) for employees to return to work based on the following:

•	re-instatement of dismissed employees,

•	$202.6 (ZAR2,000) signing bonus payment per employee; and

•	implementation of a $40.52 (ZAR400) monthly travelling allowance to qualifying employees.

Employees were re-instated on December 7, 2012.

A summary of financial losses incurred due to the illegal strike action are as follows:

•

damage to property and assets – $1.0 million (ZAR9.4 million); additional costs incurred such as legal fees, security costs and overtime for essential services amounting to $2.7 million (ZAR27.1 million);

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

The financial and operational implications of the illegal strike had a negative impact on the Company’s operational and financial performance for Q4 2012, and was taken into consideration between Anglo American Platinum and the Company in their final analysis of Phase Two of the Company’s Restructure Plan.

4.B.	Business Overview

4. Atlatsa’s Business Strategy and Principal Activities

4.1. Principal Activities

Atlatsa is engaged in mining, exploration and development of mineral deposits located in the BIC, South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of annual primary platinum supply to international markets.

The major market for PGMs remains the automotive sector where varied combinations of platinum, palladium and rhodium are used in autocatalytic converters which reduce the effects of harmful emissions generated by automobiles.

Despite certain signs of economic recovery in European economies, particularly Germany, platinum demand for autocatalytic converter usage in the key diesel engine dominated sector remains weak, when compared to peak demand levels last seen in 2007. Notwithstanding subdued European economic conditions, there continues to be some encouraging signs of growth and manufacturing recoveries in the United States and Chinese economies, particularly in the United States automobile sector, where passenger car sales are showing strong growth recoveries and China, where platinum jewellery demand continues to grow on an annual basis. Recent policy and legislative initiatives in China in an effort to improve air pollution conditions, including emission control legislation for automobiles, together with recent speculation surrounding the introduction of hydrogen fuel cell powered motor vehicles being introduced by various motor manufacturers, are encouraging signs for potential demand stimulus in the PGM sector going forward.

Atlatsa derives its revenues from PGM production through the sale of metal-in-concentrate produced at the Bokoni Mine to RPM in terms of a dedicated concentrate sale agreement. The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to the Concentrate Agreement. The Concentrate Agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend the Concentrate Agreement for a further five year term to July 1, 2019. Refer to ITEM 4, Section 3.9 - the “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo American Platinum released February 2, 2012 which includes, amongst others, the proposed extension of the Concentrate Agreement through to 2020 on the same terms and conditions. This extension of the Concentrate Agreement was signed on March 27, 2013. This metal-in-concentrate contains various payable metals, the most material of which are precious metals, being platinum, palladium, rhodium and gold, as well as base metals, containing copper and nickel. On delivery of the Bokoni Mine metal-in-concentrate to Anglo American Platinum, metal assays are performed in order to assess metal content and Anglo American Platinum then pays Atlatsa for such metal-in-concentrate based on a formula relating to spot metal pricing, less smelting and refining charges, as well as penalties (if applicable). Revenue from the sale of concentrate, which is Atlatsa’s sole revenue stream, for Fiscal 2013 was $195.6 million (ZAR1,828.2 million) compared to Fiscal 2012 was $117.6 million (ZAR963.6 million) compared to Fiscal 2011 of $144.4 million (ZAR1,055.6 million).

There are three major PGM producers in South Africa with smelting and refining capacity in South Africa, producing in excess of 80% of total PGM production from South Africa. The balance of production comes from smaller PGM producers, the majority of which produce and sell metal-in-concentrate to one of the three major producers for smelting and refining in terms of an off-take agreement.

Underground mining operations in South Africa are labour intensive with 60% of cash operational expenditure at the Bokoni Mine applied to labour. The Bokoni Mine has approximately 3,500 employees and approximately 2,300 contractors. The mine employees are represented by three labour unions and wage negotiations are normally held every two years with a one to two year wage accord being agreed subsequent to such negotiations. A one year wage accord has been settled with the recognised labour unions at Bokoni for the 2013/2014 fiscal year, with the agreement terminating in June 2014. Management will commence with negotiation for the subsequent period in Q2 2014.

The Company believes that its relative competitiveness within the PGM sector remains poised to improve. The Company holds a relative advantage at its operations as its average reserve grade of 4.95 grams per tonne (“g/t”) (PGM) is greater than the South African PGM grade average of 3.5 g/t. It also holds an advantage in respect of mining depth, as the Company mines at an average mining depth of approximately 300 metres below surface, while many other operations in South Africa are operating at 1,000 metres below depth. The Company projects that the shallower mining depth and above average reserve grade will allow it to decrease unit cost production as it continues with its underground production ramp up between 2014 to 2016. The Bokoni Operations have delivered improved results in 2013 in almost all key metrics and it is envisage that these improvements will continue with the ramp up to a steady state production level of 160 000 tpm from underground sources over the next few years.

4.2. Business Strategy

The Company’s business strategy going forward is to optimise its business plan for the development of the Bokoni Mine on a cost effective basis to generate maximum returns for its stakeholders on a responsible basis.

5. Mining and Exploration in South Africa

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

5.1 The Royalty Act

The South African government has enacted the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008) (“Royalty Act”), which imposes a royalty payable to the South African government by business based upon financial profits made through the transfer of mineral resources. The legislation was passed on November 17, 2008 and came into operation on March 1, 2010.

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

Royalty percentage payable on gross sales of unrefined metal produced = 0.5 + [(Earnings Before Interest and Tax (“EBIT”) x 9)/gross sales]. The calculated royalty tax percentage for Bokoni Mine was the minimum percentage of 0.5% (2012: 0.5%).

The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	six months into the financial year (June 30)– calculation based on actual and estimated figures, and a first provisional payment based on this;

•	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

•	six months after the financial year (June 30) – true up calculation done, and a final payment.

The Fiscal 2013 calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (0.5% for Fiscal 2012), and the resulting royalty expense for Fiscal 2013 amounted to $0.9 million ($0.5 million for Fiscal 2012).

5.2 Other

The Company concluded a number of agreements with respect to services at the Bokoni Mine with RPM, a wholly owned subsidiary of Anglo American Platinum and 49% shareholder in Bokoni Holdco, on March 27, 2008. These agreements were amended on May 13, 2009 and include a limited off-take agreement whereby the Bokoni Mine sells the concentrate produced at the mine to RPM at market related prices.

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies are currently providing certain operational services to the Bokoni Mine at a cost that is no greater than the costs charged to any other Anglo American plc company for the same or similar services. Refer to ITEM 4, Section 3.9 - the “Restructure Plan” for proposed operational arrangement.

The Bokoni Mine has approximately 5,000 employees (including approximately 1,600 contractors), including approximately 9 of who may be considered senior management.

Information on mineral rights and prospecting and mining permits is provided in ITEM 4.D. “Property, Plants and Equipment”.

4.C.	Organizational Structure

Below is a list of the Company’s subsidiaries.

Company	Country of Incorporation
		2013	2012
N1C Resources Incorporation	Cayman Islands	100%	100%
N2C Resources Incorporation *	Cayman Islands	100%	100%
Plateau Resources Proprietary Limited * @	South Africa	100%	100%
Bokoni Holdings Proprietary Limited *	South Africa	51%	51%
Bokoni Mine Proprietary Limited *	South Africa	51%	51%
Boikgantsho Proprietary Limited *	South Africa	51%	51%
Kwanda Proprietary Limited *	South Africa	51%	51%
Ga-Phasha Proprietary Limited *	South Africa	51%	51%
Lebowa Platinum Mine Limited * #	South Africa	51%	51%
Middlepunt Hill Management Services Proprietary Limited * #	South Africa	51%	51%

The following are the structured entities in the group:

Bokoni Platinum Mine ESOP trust	South Africa	Consolidated structured entity	Consolidated structured entity
Bokoni Rehabilitation Trust	South Africa	Consolidated structured entity	Consolidated structured entity
Bokoni Platinum Mine Community Trust**	South Africa	Unconsolidated structured entity	Unconsolidated structured entity

*-	Indirectly held
**

The Atlatsa group provided the funding through Bokoni Mine to construct the trust and purchase shares in Atlatsa, but is not required to provide any further financial support to this entity. The purpose of the Trust is to facilitate a SBP arrangement on behalf of the group. Atlatsa has the right to appoint one trustee, who has the right to reject any decision made by the other trustees. Atlatsa therefore has power of the trust.

***

Atlatsa Group has power over the trust, as the sole trustee is a director of Atlatsa. All the cash resources kept by the trust is on behalf of Atlatsa, to be later utilised against any rehabilitation and decommissioning incurred.

****

As per the requirements of IFRS 10, we have considered the purpose and objective of the trust, and the Group has concluded that the power over the investee, exposure or rights to variable returns and the ability to use its power over the investee to affect the amount of the investor’s return does not reside with Atlatsa. This is due to Atlatsa having the right to appoint one trustee of the trust, but do not have the deciding vote, Atlatsa has no interest in/or power over the operations of the trust. The Atlatsa group is also not required to provide any financial support to the trust.

#-	These entities are dormant
@ -	As part of the conversion of the “B” Preference Shares on January 14, 2014; Atlatsa has a 53% direct holding in Plateau and a 47% indirect holding through N2C Resources.

4.D.	Property, Plants and Equipment

Atlatsa holds interests in properties located in the Republic of South Africa in a geological province known as the Bushveld Complex, as shown in Figure 1.

Figure 1. Location of the Bokoni Mine and Kwanda Properties

6. Regional Geology

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

7. The Bokoni Mine

7.1. Location and Property Description

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

The Bokoni Mine is an operating mine located on the north-eastern limb of the BIC. The mining operations consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 Reef horizons as well as an opencast operation on the Merensky Reef.

The Mineral Resources and Mineral Reserves on the above properties are located within the Merensky and the UG2 reef horizons, which outcrop and sub crop on these properties and underlie the properties, dipping from the east towards the west. The Measured and Indicated Resources are primarily located in the shallow areas above 650 m while the balance of the Mineral Resource is located in the deeper areas below 650 m and is classified as inferred resources. Similarly, the majority of the Proven and Probable Reserves are located less than 650 m below the surface. Figure 2 illustrates the locations of the areas covered by the mining licenses according to South African Surveyor General’s plans. Traditionally, South African mining rights are issued over complete properties (farms) or portions thereof.

7.2. Mineral Rights

The Bokoni Mine property consists of two “new order” mining licenses covering an area of 19,123.16 hectares. With the implementation of the refinancing transaction that was completed in December 2013, the Bokoni mining right, LP30/5/1/2/2/59 MR was amended to include two mineral properties Avoca 472 KS and Klipfontein 465 KS. The Bokoni Mine mining area, together with license numbers and expiry dates are presented in Table 1 below.

Table 1: Bokoni Mine’s Mining License Areas.

Property	Area (ha)	Old Order License No.	Original Expiry Date	Date Conversion Granted	New Order License Number	Valid For
Middelpunt 420 KS	10,206.30	06/2003	17/12/2025	12/05/2008 Amended December 11, 2013	LP 30/5/1/2/59/MR	Up to 30 years
Diamand 422 KS
Umkoanesstad 419 KS
Zeekkoegat 421 KS
Brakfontein 464 KS
Klipfontein 465 KS	4,394.48
Avoca 472 KS
Wintersveld 417 KS	2,459.75	23/2003	26/11/2013	12/05/2008	LP 30/5/1/2/65/MR
Jagdlust 418KS	2,062.63

Total	19,123.16

7.3. Surface rights

The surface overlying the Bokoni Mine is owned by the South African government, and tenure to the required areas is currently held through various surface right permits (“SRPs”) in terms of Section 90 of the Mining Rights Act of 1967 and lease agreements. Pursuant to ITEM 9 in Schedule II to the MPRDA, such SRPs will remain in force and attach to converted mining rights. Such SRPs have been re-registered in accordance with the requirements of ITEM 9.

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

7.4. Access, Climate and Topography

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

7.5. Infrastructure

7.5.1. Power

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

The National Energy Regulator of South Africa revised Eskom’s power tariff increase during February 2013. The effect of its revision is that power tariff increases in South Africa will be increased as follows:

2013 - 2018: 8% per annum

The Bokoni Mine continues to focus efforts on power usage reduction initiatives as part of the efficiency improvement initiatives currently being implemented at the operations.

7.5.2. Water

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

7.5.3. Tailings dams

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

7.5.4. Waste rock dumps

Waste rock dumps are located adjacent to the various shafts to accommodate the broken waste rock hoisted from underground. The inert waste rock is used for construction and in future may be used to clad the slopes of the tailings dams.

7.6. Personnel

7.6.1. Organisational structure and compliment

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

The Bokoni Mine at December 31, 2013 employed a total of 5,949 people across all disciplines and in all categories, as shown in Table 2 below.

Table 2. The Bokoni Mine employee compliment

Patterson Grade	Description	Actual 2013	Actual 2012
A	Semi-skilled: General workers	548	486
B	Skilled: Artisan and miners	2,412	2,471
C	Supervisor: Foremen	531	442
D	Middle Management	87	73
E	Senior Management	10	7
F	Contractors	2,361	1553

TOTAL		5,949	5,032

The above labour compliment includes all personnel necessary for the current operations.

7.6.2. Employment policy

The Bokoni Mine’s employment policy is to include all core skills from rock-face to manager as permanent ‘payroll’ employees. An agreement was reached with unions to the effect that contract labour would be utilised on UM2 shaft, which has a limited life of mine, in order to enable the mine to use its own employees on the build-up of production on the long life Brakfontein mine.

The Bokoni Mine, however, continues to employ contractors in certain non-core activities.

7.6.3. Skills shortage and development

The Bokoni Mine suffers from the industry-wide skills shortage, particularly in the mining processing and engineering disciplines. Currently the Bokoni Mine has a Skills Retention Policy which includes various initiatives to retain employees with scarce skills including retention allowances. The skills shortage as at December 31, 2013 is summarised in Table 3.

Table 3. Current Bokoni Mine critical skills shortage

Description	Actual	Required	Shortage / (Surplus)
Shift Supervisors	68	64	-4
Miners	87	91	4
Mine Overseers	13	14	1
Artisans	126	120	-6
Engineers	3	5	2
Mining Managers	3	3	0

Total	300	297	-3

The skills shortage is also being addressed through training and development. The Bokoni Mine has a Mining and Engineering Learnership programme and Cadetship in order to train miners. Targeted recruitment continues to take place at the mine.

The Bokoni Mine training centre has been accredited by the Mining Qualifications Authority (“MQA”). The first intake of Rock Breaker level 1and 2 is scheduled for the first week of March 2013. A total of 45 learners have been planned.

In-house and legal compliance training takes place for all core occupations and also for Learner Shift Supervisor programme. The mine no longer utilises Anglo American Platinum training facilities. The Bokoni Mine has an Adult Basic Education and Training programme and an HIV/AIDS Wellness programme in place. The local community also benefits from these programmes.

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

7.7. History

The production history for the last three years is shown in Table 4 below.

Table 4. Production summary for the past three years

	2011	2012*	2013
Tonnes Milled	1,047,401	863,677	1,312,631
4E In Situ Grade	4.83	4.79	4.70
4E Oz Produced (underground)	113,625	102,761	156,578
Open cast 4E Oz produced	—	—	13,717

Total 4E Oz Produced	113,625	102,761	170,295

*	NB: The production statistics for 2012 reflect 9 months of production. There was no normal production in Q4 2012 due to illegal industrial action.

7.8. Geology

7.8.1. Regional geology

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

7.8.2. Local Geology

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

The mining area is located within the farms, Zeekoegat, Middelpunt, Umkoanestad, Brakfontein and Klipfontein. The north-eastern portion of the mining area is located below a range of pyroxenite hills and the south-western portion is below the valley floor and is overlain by black turf.

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

7.8.3. Exploration

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

7.9. Mineralization

7.9.1. Merensky mineralization

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

7.9.2. UG2 mineralization

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

7.10. Drilling

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

7.11. Sampling and Analysis

7.11.1. Core logging and sampling

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

7.11.2. Underground sampling

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

7.11.3. Sample preparation, analyses, and security

A variety of analytical techniques have previously been used in assaying samples. Since 2000, diamond core samples have been sent to Anglo Research (previously Anglo American Research Labouratory) in Crown Mines where they are analysed for PGMs, Ni and Cu. The labouratory is operated by a subsidiary of Anglo American and is International Standards Organisation 17025 accredited.

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

The labouratory has a comprehensive assay quality control system that includes blanks, certified reference materials, in-house reference materials, and twin streaming/replicate analyses.

Care is taken during the handling of samples to avoid potential cross-contamination or misplacement of samples. High and low grade materials are processed in completely separate areas throughout the labouratory, using dedicated and clearly labelled equipment. Samples are weighed and checked upon receipt. Quarry quartz is crushed and milled between individual batches to avoid any possible carry-over. This quartz is analysed with the batch and this data reported on during progress meetings.

Apart from basic sample preparation, there is currently no analytical labouratory at the Bokoni Mine. The Bokoni Mine utilises the facilities at the Polokwane Smelter Complex (for assays of the mill feed, tailings and underground samples) and AR (assays of concentrate samples).

7.12. Bokoni Mine Operations

Mining operations began in 1969, initiated by Anglovaal, a traditional South African Mining House and OK Bazaars, a South African chain store. In 1970, the mine was sold to Rustenburg Platinum Mines, a subsidiary of JCI Limited (the historic mining house) in which Anglo American held a significant interest. In the mid-1990’s, JCI Limited was unbundled and its platinum interests listed separately as Lebowa, which later merged with other Anglo mines to become Anglo American Platinum Limited.

The Bokoni Mine produces both Merensky and UG2 ore. Merensky production originated at the Vertical Shaft operations and was subsequently expanded to include the UM2 Decline operations and most recently the Brakfontein Shaft. UG2 production commenced in 2001 at the Middelpunt Hill operations, via a number of adits and has recently developed into underground operation at the Middelpunt Hill.

The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 reef horizons. The Bokoni Mine has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans in 2014. The Bokoni Mine has an extensive shallow ore body, capable of supporting a life-of-mine plan that is estimated to exceed 26.5 years (as per the Rehabilitation Provision). Current mining operations are being conducted at shallow depths, on average 200m below surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production for Fiscal 2013 averaged 110,000 tpm of ore, and increase of 15% from the previous year. UG2 production is mined exclusively from MPH which consists of four adits and two underground levels. Merensky ore is produced from three underground shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft and from the Klipfontein Opencast operations. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to be maintained at its current production levels of 10,000 tpm over the next two years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 30,000 tpm, to a steady state production level of 100,000 tpm by 2018.

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

The Klipfontein Open cast operations is a short life (10 year) operation that mines the Merensky subcrop to a depth of about 50m below surface. The ore from this operation, about 40, 000 tpm, is used to fill the spare mill capacity over the next four years until underground operations at Brakfontein and Middelpunt Hill ramp up to their steady state levels of 100, 000 tpm and 60,000 tpm respectively.

When Atlatsa took management control of the Bokoni Mine in 2009, the Company determined that the production rate should be increased significantly from levels of around 85 000 tonnes per month (tpm) to around 160 000 tpm, in order to reflect the true quality and scale of the Bokoni Mine mineral resource. The planned growth in production was to be achieved by realising the planned production ramp up at the newly developed Brakfontein merensky project. The Bokoni Mine was expected to increase production from 115 000 4E PGM ounces to 180 000 4E PGM ounces by 2014.

However, the original ramp up profile has proven difficult to achieve due to a number of technical and leadership challenges at Bokoni Mine, resulting in production remaining flat over the last two years under Atlatsa management. As a consequence, Atlatsa and its 49% interest partner, Anglo American Platinum, undertook a strategic review of the Bokoni Mine, as well as key technical and financial assumptions informing the Bokoni Transaction. The outcome of the review resulted in a new strategic plan for the Bokoni Mine that would look to continue with production ramp up at the Brakfontein Shaft to 100 ktpm and grow production to 60 ktpm at the Middelpunt Hill Shaft. Whilst the Brakfontein and Middelpunt Hill projects are being developed to steady state operations tonnage will be supplement from Vertical and UM2 shafts at a rate of 40 ktpm and the remainder of the mill gap being supplemented from opencast surface sources.

The Bokoni Mine lease area is extensive, covering some 19,500 ha including a strike length of almost 20 km and a dip length of almost 10 km. The Merensky and UG2 mineralized horizons are in the order of 300 m apart and either outcrop (in the hills) or sub crop (in the valleys) and extend to depths beyond 2,000 m below surface, towards the south-western boundary.

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

Figure 4. Bokoni Mine LOM infrastructure

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

Merensky ore is currently produced from the Vertical shaft and an inclined shaft on the adjacent Umkoanestad property (UM2 Inclined shaft). Production from these shafts is currently being phased out primarily because of the long distances between the shafts and the working places, and current Merensky production of 40,000 tpm is expected to be replaced by production from the Brakfontein Merensky Project (BRK Merensky Project), which is located in the south-eastern extremity of the Bokoni Mine.

Currently, UG2 ore is produced exclusively from the Middelpunt Hill shaft, which comprises a number of adits and underground development. Production from the adits will be exhausted in the near future and UG2 production will be replaced by production from underground development. Production at Middelpunt Hill is currently 35,000 tpm and will be increased to a steady state level of 60,000 tpm by 2018.

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

7.12.1. Merensky MF3 Plant

The current 100 ktp Merensky concentrator, built in 1990/91 was upgraded in 2009 from 85 ktp to 100 ktp. The concentrator includes three milling stages with inter-stage flotation circuits. By today’s standards, the Merensky concentrator employs older technology but nevertheless maintains high operating efficiencies and availability.

7.12.2. UG2 MF2 Plant

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

All of the Bokoni Mine’s concentrate is currently supplied to Anglo American Platinum’s Polokwane Smelter Complex pursuant to an agreement between the Bokoni Mine and Anglo American Platinum (through RPM). The Refiner (RPM) pays Bokoni Mine monthly for Bokoni Mine’s concentrate. The price payable is based on a fixed market-related percentage of the equivalent ZAR price for the various metals for the preceding month, taking into account the costs of smelting and refining to be incurred by RPM.

As per common practise in concentrate sale agreements, various penalties, for concentrate not meeting the agreed specification, are provided for in the off-take agreement and are deductible from the price payable for concentrate.

7.13. Estimates of Mineralization

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

Refer to the “Cautionary Note to U.S. Investors”.

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

The annual Mineral Resource and Reserve Statement for the Bokoni Mine were updated as of December 31, 2013. The QPs responsible for the updating of the mineral resource is Mr G. Mitchell Pri. Sci. Nat., Mr A. Deiss, Pri. Sci. Nat. and Dr W.D. Northrop. (Independent consultants at ExplorMine). The QP responsible for updating the mineral reserve is Mr. B. Reddy, Pri. Sci. Nat. (Executive: Mineral strategy and exploration at Atlatsa). In the opinion of the QPs, there are no material changes in the resource and reserve estimates of 2013 as compared to the 2012 mineral resource and reserve estimates.

The Mineral Resource and Reserve Estimates as at December 31, 2013 are shown in Tables 3 and 4 below. Mineral Resource estimates in the tables include Mineral Reserves. There have been no material changes in the Mineral Resource and Reserve year on year. The major difference is due to the incorporation of The Klipfontein and Avoca mineral properties into the Bokoni Operations.

Table 5: Mineral Reserves Tabulation for the Bokoni Mine as at December 31, 2013

Bokoni Platinum Mines Proprietary Limited			Total			Attributable to Atlatsa
		Reef type	Mt	Grade 4E g/t	Containing	Attributable %	Mt	Grade 4E g/t
					4E Moz
Ore Reserves	Proved	MR	31.5	4.12	4.2	51%	16.1	4.12
	Probable	MR	0.5	3.59	0.1	51%	0.2	3.59
	Total Reserve	MR	32.0	4.12	4.2	51%	16.3	4.12
	Proved	UG2	25.9	5.30	4.4	51%	13.2	5.30
	Probable	UG2	17.5	5.30	3.0	51%	8.9	5.30
	Total Reserve	UG2	43.4	5.30	7.4	51%	22.1	5.30

	Total Reserve		75.4	4.96	11.6		38.5	4.96

Notes:

(1)	The QP responsible for the compilation of the mineral reserves is B. Reddy, B.Sc. Pri Sci. Nat., Executive: Technical Services at Atlatsa.
(2)	The mineral reserves are inclusive of dilution and recovery factors.
(3)	The grade indicated is the mill delivered grade.

A cut-off grade of 3.11 g/t for the Merensky Reef was applied.

A cut-off grade of 4.02 g/t for the UG2 Reef was applied.

(4)	Metal price assumptions of US$1,863/oz platinum, US$851/oz palladium, US$2,115/oz rhodium and US$1,814/oz gold were used in the estimation of mineral reserves.
(5)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Table 6: Mineral Resources Tabulation for the Bokoni Mine as at December 31, 2013

Bokoni Platinum Mines Proprietary Limited			Total			Attributable to Atlatsa			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t	Cu grade %	Ni grade %
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t
Mineral Resources	Measured	MR	100.7	4.75	15.4	51%	51.4	4.75	2.93	1.38	0.17	0.27	0.08	0.20
	Indicated	MR	53.8	4.75	8.2	51%	27.4	4.75	2.93	1.37	0.17	0.29	0.08	0.20
	Meas + Ind	MR	154.5	4.75	23.6	51%	78.8	4.75	2.93	1.38	0.17	0.28	0.08	0.20
	Inferred	MR	197.6	4.99	31.7	51%	100.8	4.99	3.09	1.43	0.17	0.30	0.08	0.19
	Total Resource	MR	352.2	4.89	55.3	51%	179.6	4.89	3.02	1.41	0.17	0.29	0.08	0.20
Mineral Resources	Measured	UG2	199.8	6.34	40.7	51%	101.9	6.34	2.60	3.12	0.51	0.11	0.04	0.14
	Indicated	UG2	94.7	6.40	19.5	51%	48.3	6.40	2.63	3.14	0.51	0.12	0.05	0.17
	Meas + Ind	UG2	294.4	6.36	60.2	51%	150.2	6.36	2.61	3.12	0.51	0.11	0.05	0.15
	Inferred	UG2	183.6	6.57	38.8	51%	93.6	6.57	2.67	3.27	0.51	0.12	0.06	0.18
	Total Resource	UG2	478.1	6.44	99.0	51%	243.8	6.44	2.63	3.18	0.51	0.12	0.05	0.16

	Total Resource		830.2	5.78	154.3	51%	423.4	5.78	2.11	2.55	0.41	0.10	0.04	0.13

Notes:

(1)	The QPs responsible for the compilation of the mineral resources are G. Mitchell Pri. Sci. Nat., A. Deiss Pri. Sci. Nat. and Dr. W. Northrop. All QPs are independent consultants to Atlatsa.
(2)	The mineral resources are inclusive of mineral reserves.
(3)	The mineral resources are inclusive of dilution and recovery factors.
(4)	A cut-off grade of 3.11 g/t for the Merensky Reef was applied.

A cut-off grade of 4.02 g/t for the UG2 Reef was applied.

(5)	Metal price assumptions of US$1,863/oz platinum, US$851/oz palladium, US$2,115/oz rhodium and US$1,814/oz gold were used in the estimation of mineral reserves.
(6)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

7.14. Estimation Methods

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

•

The Mineral Resource estimates used for mine planning and reporting are contained in a block model that is a combination of the kriged hanging wall, channel and footwall layer estimates, weighted according to the kriged density and respective thicknesses.

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

Where samples have missing density values the mean density values per rock type were assigned and then used during compositing and estimation. Assigned values were not used for statistical analysis or variogram modelling. The Resource and Reserve conversion factors used for the estimation are shown in table 7 below:

Table 7: Resource and Reserve conversion factors

Reef Type	Geological Loss	Dip		Pillar Losses	Extraction %	Dilution by Mining Activities	MCF	Off Reef Dilution
UG2	12%	21	[o]	10.6%	89.4%	6%	94.2%	5.7%
Merensky	18.8%	22.8	[o]	6.9%	93.1%	7.9%	97%	5.7%

Known issues that materially affect mineral resources and mineral reserves

The Company is currently unaware of any issues that materially affect these Mineral Resources and Mineral Reserves. The Bokoni Mine has successfully mined and processed Merensky Reef and UG2 and has economically produced 4E concentrate for the last twenty five years.

7.15. Tax and Royalties

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

Royalty percentage payable on gross sales of unrefined metal produced = 0.5 + [(EBIT x 9)/gross sales]. The calculated royalty tax percentage for Bokoni Mine was the minimum percentage of 0.5% (2012 0.5%). For the 12 months ended December 31, 2013 the royalty expense was $0.9 million as compared to $0.5 million for the 12 months ended December 31, 2012.

7.16. Life of Mine (“LOM”)

The current production strategy at Bokoni (base profile) is to produce at 160ktpm from current mining infrastructure, equivalent to the installed processing capacity of the Bokoni concentrator plant. Production from the older UM2 and Vertical Shafts will be phased out in the next two to four years and the shaft infrastructures will be used to supplement the pumping and ventilation requirements of the Brakfontein Shaft. Thereafter production will increase to 240ktpm, together with construction of a new concentrator plant to process the additional increase in volume. The additional production will be from an expansion of the current Middelpunt Hill Shaft from 60 ktpm to 120 ktpm and an additional 20 ktpm from a new project on the Zeekoegat mineral property, utilising the Vertical Shaft infrastructure.

The figure below shows the LOM profile.

Figure 5. LOM planned ore production

7.17. Environmental liabilities and matters

The Bokoni Mine had environmental liabilities estimated at $11.1 million at December 31, 2013.

The Company intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and metals from plant clean-up at the time of mine closure.

The Company currently had $3.3 million invested in Environmental Rehabilitation Trust Funds at December 31, 2013.

The South African National Environmental Management Act 107 of 1998 (“NEMA”) as well as the MPRDA, which applies to all prospecting and mining operations, requires that these operations are carried out in accordance with generally accepted principles of sustainable development. It is a MPRDA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

•	premature closure;

•	planned decommissioning and closure; and

•	post closure management of residual and latent environmental impacts.

The shortfall of $7.8 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is funded through guarantees from Anglo American Platinum and will be re-negotiated in June 2014.

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

Initial shallow underground mining at the Bokoni Mine intersected both weathered and fractured overlying aquifers. Therefore, there is an ongoing seepage of ground water into the workings from the Rapholo River. In addition, water from the decant water catchment dam below the tailings dam also seeps into the workings. Total ingress is in the order of 11,000 cubic metres per day. Subsequently there is on-going pumping of a significant amount of water out of the mines and into surface settling dams. Currently, the existing Water Usage Licence (“WUL”), granted in October 2008, permits discharge up to 1.9 million cubic metres of water annually into the Rapholo River until April 2009. The Bokoni Mine requested an amendment to the WUL, which was declined by the Department of Water Affairs, but an appeal was submitted to the water tribunal. Currently a water study is in progress to update the water model for the mine, to increase the understanding of the aquifer. No water was discharged into the Rapholo River during 2013.

At year-end, a contingency was provided for deep groundwater pollution. The Company has identified a future pollution risk posed by deep groundwater in certain underground mines. Various studies have been undertaken by Bokoni Mine since 2012. In view of the documentation of current information for the accurate estimation of the liability, no reliable estimate can be made for the obligation.

8. The Ga-Phasha Project

As per the recently completed Restructure Plan (refer to ITEM 4, Section 3.9 - the “Restructure Plan”), the Ga-Phasha project was split into two sets of mineral properties. The Paschaskraal and De Kamp mineral properties were sold to Anglo American Platinum on December 13, 2013 and the Klipfontein and Avoca mineral properties were incorporated into the exiting Bokoni Mine.

The Platreef Project

9.1. Agreements

Atlatsa holds a 51% interest in the Kwanda through Bokoni Holdco. The Boikgantsho Project was sold in its entirety to Anglo America Platinum on December 13, 2013 as part of the Restructure Plan (refer to ITEM 4, Section 3.9 - the “Restructure Plan”). Further details of Atlatsa’s interests in the Central Block and Rietfontein properties are given under Location and Property Description below.

9.2. Location and Property Description

The Platreef Project is located near the town of Mokopane (formerly Potgietersrust) in South Africa, approximately 275 km northeast of Johannesburg. The property holdings comprise all or parts of seventeen mineral properties, totalling 32,573 ha. The Platreef Project is divided into four geographical regions: the North Block, the Central Block, the Rietfontein Block and the South Block (Table 10 and Figure 7), further described below. The North and South Blocks fall under the Kwanda Project.

No surface rights have been secured on the properties to date. Once the required area has been established, it would be necessary to negotiate a purchase agreement with the surface rights owner(s). Prices are expected to range between ZAR2,000/ha ($294/ha) and ZAR5,000/ha ($736/ha) depending on the infrastructure required to be developed on the farms.

Figure 6. Property Holdings, Platreef Properties

Prospecting or mineral rights held by Atlatsa, through Plateau Resources, including its 51% ownership of Bokoni Platinum Holdings is listed in table 8 below:

Table 8. Platreef Mineral Rights

Property or Farm	Type and status of mineral rights	Duration of New Order prospecting right
Kwanda North: Ham 699 LR Gilead 729 LR Elberfield 731 LR Gideon 730 LR Chlun 735 LR Swerweskraal 736 LR	New order prospecting rights have been granted. They are held jointly by Plateau and RPM.	This right commenced on December 11, 2007, and endures for 5 years to December 10, 2012. Renewal applications have been submitted on December 7, 2012.
Kwanda South: Rondeboschje 295 KR Cyferkuil 321 KR Haakdoornkuil 323 KR Vaalkop 325 KR Naboomfontein 320 KR	These apply to PGMs and extend also to gold, silver, copper and nickel.	This right commenced on July 23, 2008 and endures for 5 years to July 22, 2013. Renewal applications have been submitted on December 7, 2012.

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

9.3. Rietfontein Block

The current prospecting right for the Rietfontein project was valid for a five year period, expiring November 27, 2011. Prior to the expiry date, on August 22, 2011, Atlatsa lodged an application to renew the prospecting right for a three year extension of term. To date the renewal is still pending.

Preliminary investigations of the Rietfontein project indicate that more value could be extracted by incorporating it with the adjacent Platreef project which is owned by Ivanplats, rather than operating it as a stand-alone project. Ivanplats and Atlatsa entered into a joint operation with respect to the aforementioned properties June 29, 2001 (the “Existing JO”).

Atlatsa has entered into a settlement agreement (the “Settlement Agreement”) effective December 11, 2009 with Ivanplats to replace and supersede the above mentioned 2001 agreement. This Settlement Agreement is the current Existing JO agreement, , relating to the Rietfontein property located on the northern limb of the BIC. The Settlement Agreement is a result of the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Settlement Agreement are as follows: Both parties agreed to abandon their respective claims under dispute forming the subject matter of arbitration;

The Existing JO between the parties was amended, such that the Existing JO was extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retained their existing prospecting rights in respect of mineral properties in their own names but made these rights and technical information available to the extended joint operations (the “Extended JO”);

•	Atlatsa is entitled to appoint a member to the Extended JO technical committee and all technical programmes are carried out with input from Atlatsa;

•	Atlatsa was awarded a 6% free carried interest in the Extended JO, provided that the Extended JO contemplated an open pit mining operation, incorporating the Rietfontein mineral property;

•	Atlatsa has no financial obligations under the Extended JO terms and Ivanplats is required to fund the entire exploration program to feasibility study with no financial recourse to Atlatsa; and

•	On delivery of the feasibility study, Atlatsa may elect to either: retain a participating interest of 6% in the Extended JO and finance its pro rata share of the project development going forward; or

•

relinquish its participating interest of 6% in the Extended JO in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JO mineral properties.

Atlatsa has lodged an application to renew the prospecting right for the Rietfontein Project for three years. The Company expects that the rights will be renewed. The Company is engaged in negotiations with Ivanplats about the joint approach going forward. Atlatsa currently holds a 100% direct ownership interest in the Rietfontein Project.

9.4. Central Block

The Central Block consists of five farms or portions thereof, acquired by Atlatsa, through its wholly-owned South African subsidiary Plateau, prior to its joint ventures with Anglo American Platinum. It also includes one portion of the Dorstland farm acquired by way of an agreement with RPM. Dorstland 768LR was acquired through an agreement with Pinnacle Resources in 1999. Rights to the other farms or portions are administered by the Department of Mineral Resources (“DMR”).

The Company is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

9.5. Kwanda Project (North Block and South Block)

On May 16, 2002, Atlatsa, through its wholly-owned South African subsidiary, Plateau completed a joint venture agreement with RPM for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex.

As of July 1, 2009, the joint venture terminated and Kwanda Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, owns the respective interest in and assets relating to the Kwanda Project. As a result of the completion of the Bokoni Transaction, Atlatsa effectively owns 51% of the Kwanda Project.

The Company intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2012 at a cost of approximately $0.2 million.

10. Exploration and Development

Kwanda and Central Block Projects

Bokoni Holdco intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2014 at a cost of approximately $0.2 million.

On Central Block, a number of the prospecting rights have expired and renewal applications have been lodged. The Company expects that the rights will be renewed.

Atlatsa currently holds a 100% direct ownership interest in the Central Block Project.

Atlatsa currently holds a 51% indirect ownership interest in the Kwanda Project.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The audited consolidated financial statements have been prepared in accordance with IFRS. The Company adopted IFRS as of January 1, 2009.

Atlatsa incurred a net profit for the year ended December 31, 2013 of $99.9 million (2012: ($95.6 million)) and as of that date its total assets exceeded its total liabilities by $379.1 million (2012: ($205.3 million)). The Company incurred losses until 2012, with a profit in 2013.

The Company embarked on a restructuring and recapitalising plan during 2012 and on September 28, 2012, Phase One of the Restructure Plan was completed. On December 13, 2013, Phase Two commenced and were completed on January 31, 2014. The effect was a consolidation of all loan facilities into one facility at a more favourable interest rate of 5.98% compared to 12.31% of the previous facility. On January 31, 2014, Phase Two was completed reducing Atlatsa debt by $248.2 million (ZAR2.45 billion). In addition, Atlatsa’s debt of $199.2 million (ZAR1,939.4 million) was capitalized on December 13, 2013. The funds available from the New Senior Facilities Agreement and the Advance are expected to meet the Company’s projected cash flow requirements until approximately March 2015. Under the New Senior Facilities Agreement, the debt will only be repayable once the Company generates sufficient free cash flow.

Anglo American Platinum has currently extended financial support until March 2015.

Atlatsa’s audited consolidated financial statements however are prepared on the basis of accounting policies applicable to a going concern. Refer to note 2 of the audited annual financial statements for Fiscal 2013 as well as Section 1.12 “Liquidity” in the MD&A for the fiscal year ended December 31, 2013 (filed on March 31, 2014).

For additional details with respect to historical exchange rates, refer to ITEM 3 - “Key Information”. The outlook for Atlatsa’s assets primarily relates to the outlook for platinum group metals. Refer to ITEM 4, Section 3.9 - the “Restructure Plan” and for information relating to the historical prices for platinum group metals, refer to ITEM 5D - “Trend Information” below.

Key drivers of the Company’s operating results and principle factors affecting its operating results

The principal uncertainties and variables facing the Company’s business and, therefore, the key drivers of its operating results are:

•	The prices of PGM metals, which fluctuates in U.S. dollars and ZAR;

•	The production tonnages and PGM content thereof, impacting on the amount of PGM metals the Company produces, at its operations;

•	The cost of producing the PGM metals as a result of mining efficiencies;

•	General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations, particularly in South Africa; and

•

The total undrawn facility between RPM and Plateau under the New Senior Facilities Agreement at December 31, 2013 was $7.5 million (ZAR74.3 million). In the event that Plateau draws down the $7.5 million (ZAR74.3 million) remaining to fund its 51% contribution to Bokoni Holdco, RPM will fund its 49%, bringing the total available facility at December 31, 2013 to $14.8 million (ZAR145.7 million), as well as the Advance that is in place until March 31, 2015.

PGM prices

The Company’s revenues are derived primarily from the sale of PGM metals produced at the Bokoni Mine. As a result, the Company’s operating results are directly related to the prices of these PGM metals, which can fluctuate widely and are affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the prices of the PGM metals are generally quoted) and of other currencies, interest rates, forward sales by producers, global or regional political or economic events, and production and cost levels in major PGM-producing regions such as South Africa. As a general rule, the Company sells the PGM metals produced at the market prices to obtain the maximum benefit from prevailing PGM metal prices.

The movements in the U.S. dollar PGM spot price for 2013, 2012 and 2011 are indicated in the following table:

Monthly average basket PGM prices	2013 fiscal year		2012 fiscal year		% change
Lowest PGM price during the fiscal year	US$	1,075	US$	1,015	6%
Highest PGM price during the fiscal year	US$	1,318	US$	1,202	10%
Average PGM price during the year	US$	1,187	US$	1,105	7%
PGM price at end of the year	US$	1,124	US$	1,120	0%
PGM price at beginning of the year	US$	1,112	US$	1,105	1%

Monthly average basket PGM prices	2012 fiscal year		2011 fiscal year		% change
Lowest PGM price during the fiscal year	US$	1,015	US$	1,112	(9%)
Highest PGM price during the fiscal year	US$	1,202	US$	1,515	(21%)
Average PGM price during the year	US$	1,105	US$	1,381	(20%)
PGM price at end of the year	US$	1,120	US$	1,141	(2%)
PGM price at beginning of the year	US$	1,105	US$	1,435	(23%)

Based on Atlatsa’s 2013 PGM production, the approximate sensitivity of its revenue to a 10% increase or decrease in the 2013 average market PGM price is a $20.8 million (ZAR194.6 million) increase or decrease in revenue.

PGM production and operating costs

Production from the Bokoni Mine for Fiscal 2013 totalled 1,525,945 tonnes and 170,295 4E ounces at an average yield of 3.6. Refer to ITEM 5A. “Operating Results” for the production statistics of the Bokoni Mine.

The Company’s costs and expenses consist primarily of operating costs, royalties and depreciation. Operating costs include labour, contractor services, stores, electricity and other related costs, incurred in the production of PGM metals. Labour is the largest component of operating costs consisting 38% of direct operating costs at the Bokoni Mine in Fiscal 2013. This amount is normally approximately 50% of cash operating costs but was lower in 2012 as a result of the strike action at Bokoni Mine. Refer to ITEM 4, Section 3.10 “Illegal Strike Action at Bokoni Mine”.

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

Effect of exchange rate fluctuations

For Fiscal 2013, 100% of the Company’s revenues were generated from the Bokoni Mine in South Africa. During this period the U.S. dollar strengthened by 18% against the ZAR. As the price of PGM metals are denominated in U.S. dollars and the Company realizes its revenues in ZAR, the appreciation of the U.S. dollar against the ZAR increases the Company’s profitability, whereas the depreciation of the U.S. dollar against the ZAR reduces its profitability.

Commodities for example fuel and steel are paid for in ZAR, but the price is internationally driven in US$, as such a “double” hit could be taken in cost of sales, the price of the commodity raising as well as a deterioration in the ZAR exchange rate.

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

Effect of inflation

South Africa went through a period of increased inflation along with other world markets in 2008. The South African inflation rate stabilized in fiscal 2009 and the CPI (“Consumer Price Inflation”) index was 5.4% in December 2013 (2012: 5.7%). The Company’s operating costs are directly impacted by inflation.

South African political, economic and other factors

The Company operates only in South Africa, and its mining activities in South Africa are subject to, amongst others, the following laws and regulations:

•	The Broad-based Black Economic Empowerment Act;

•	The Minerals Act;

•	The MPRDA;

•	The Royalties Act.

The Company is also subject to various local, national and regional safety, health and environmental laws and regulations. Refer to ITEM 3.D. (Risk Factors) and ITEM 4.B. (Business Overview – Mining and Exploration in South Africa) for a detailed discussion on the political, economic and other factors affecting South African companies.

5 A. Operating Results

Consolidated statements of financial position	As at December 31, 2013	As at December 31, 2012	As at December 31, 2011
Total assets	$773,629,408	$814,065,329	$893,008,966
Non-current liabilities ( including short-term portion of loans and borrowings)	$322,636,481	$587,919,471	$897,968,643

Consolidated statements of comprehensive income	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Revenue	$195,621,452	$117,557,331	$144,406,716
Cost of sales	($233,776,296)	($195,387,551)	($209,966,805)

Gross loss	($38,154,844)	($77,830,220)	($65,560,089)

Profit / (Loss) for the year	$99,869,277	($95,566,870)	($147,864,548)

Basic profit / (loss) per share	$0.47	($0.04)	($0.19)

Diluted profit / (loss) per share	$0.46	($0.04)	($0.19)

Weighted average number of common shares outstanding [1]	426,290,432	424,791,411	424,783,603

Diluted weighted number of common shares outstanding (million) [2]	429,288,473	424,791,411	424,783,603

1	On a fully diluted basis, post-conversion of the “B” Preference Shares.
2	Including unvested ESOP treasury shares

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

Highlights

Consolidated Statements of Financial Position

5A. 1 - Fiscal 2013 compared to Fiscal 2012

A decrease of $40.4 million in total assets is noted from Fiscal 2012 to Fiscal 2013. This is primarily due to the deterioration in the ZAR to $ exchange rate by 15.7%; which impacts the translation of assets of the South African subsidiaries from ZAR to $. On property, plant and equipment the exchange rate impact was $101.8 million. The decrease is also due to the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project as part of the Restructure Plan of $3.5 million. These mineral properties were disclosed as assets held for sale. Trade and other receivables increased at December 31, 2013 compared to December 31, 2012 due to limited production in Q4 2012 caused by the illegal strike. Cash and cash equivalents also increased by $26.1 million.

The decrease in non-current liabilities (including short-term portion of loans and borrowings) of $265.3 million is partially due to the deterioration in the ZAR to $ exchange rate by 15.7%; which impacts the translation of liabilities of the South African subsidiaries from ZAR to $. For the loans and borrowings a foreign exchange difference of $48.8 million resulted from the deterioration in the ZAR to $ exchange rate.

The Company’s deferred tax liability decreased by $17.8 million. In addition, as part of the Restructure Plan, a portion of Atlatsa’s debt of $199.2 million (ZAR1,939.4 million) with the funds received from the subscription from by RPM for additional shares in Bokoni Holdco and $169.3 million (ZAR 1,671.0 million) was further repaid after the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project. A net fair value loss of $50.3 million resulted from fair valuing and repayment of Atlatsa’s loans and borrowing. Loans and borrowings increased due to additional draw downs on existing credit facilities of $76.0 million (ZAR710.0 million) during the year. Accrued interest for the year was $57.2 million.

At December 31, 2013; the current liabilities of Atlatsa exceeded the current assets by $73.8 million. This is due to the fact that once the conditions precedent for the implementation of Phase Two of the Restructure Plan were met on December 12, 2013, the debt owing by the Company to RPM of $76 million (ZAR750.0 million) under the New Senior Facilities Agreement became repayable upon the issuance of 125 million Atlatsa common shares for $76 million (ZAR750.0 million) to RPM in accordance with the terms of the Restructure Plan. The timing of the new share issue and subsequent repayment of the debt falls within a twelve month period from the Company’s financial year-end and therefore is classified as a current liability.

5A. 2 - Fiscal 2012 compared to Fiscal 2011

The decrease in total assets of $78.9 million is primarily due to the effect of translating property, plant and equipment of the South African subsidiaries from ZAR to $, which equates to $55.4 million and a decrease in trade and other receivables of $23.8 million.

The decrease in non-current liabilities of $310 million is largely due to the recognition of a fair value gain of $215.5 million on the 2009 Senior Debt Facility, translating loans and borrowings of the South African subsidiaries equating to a foreign exchange difference of $53.2 million, settlement of the “A” Preference shares between RPM and Holdco of $198.5 million, draw downs of $72.8 million and interest accrued of $84.5 million.

Consolidated Statements of Comprehensive Income

5A. 3 - Fiscal 2013 compared to Fiscal 2012

Atlatsa incurred a gross operating loss for Fiscal 2013 of ($38.2 million) which is $39.7 million less than the gross loss incurred in Fiscal 2012 ($77.8 million).

In Fiscal 2013, Atlatsa incurred an operating profit of $159.8 million compared to an operating loss of ($2.5 million) in Fiscal 2012. This is mainly due to the profit on the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project of $171.1 million, as per Phase Two of the Restructure Plan, the impact of the strike experienced in Q4 2012 and improved performance of the Bokoni Mine.

The earnings per share increased from ($0.04) to $0.47 from December 31, 2012 to December 31, 2013. The increased earnings is mainly due to the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project, improved performance of the Bokoni Mine and the impact of the strike experienced in Q4 2012.

The major contributors to the increase in profit by $195.4 million for Fiscal 2013 are described below:

Revenue

The Bokoni concentrator milled 1,312,631 underground tonnes during Fiscal 2013, which was 52% higher than the 863,675 underground tonnes milled during Fiscal 2012.

The Klipfontein opencast delivered 213,314 tonnes to the concentrator during Fiscal 2013, of which the first reef tonnes were delivered to the concentrator during June 2013, refer to Section 1.7.1. – Bokoni Mine. Targeted production from the opencast was achieved in September 2013 at 40,000 tonnes.

Total tonnes milled for Fiscal 2013, were 1,525,945, compared to total tonnes milled for Fiscal 2012, of 863,675, this represents an increase of 76.7%. Due to the illegal strike that occurred in Q4 2012; only 6,319 tonnes were milled in Q4 2012, compared to 425,125 in Q4 2013.

If tonnes milled for Q3 2013 is compared to the nine months ending September 30, 2012, an increase in total tonnes milled of 28.4% is noted. Consistently in Fiscal 2013, increased mine performance should also be taken into account: for Q2 2013 compared to Q1 2013; an increase in total tonnes milled of 19.2% was noted. For Q3 2013 compared to Q2 2013; an increase in total tonnes milled of 21.0% was noted. For the period Q4 2013, compared to Q3 2013; a slight decrease in total tonnes milled of 2.7% was noted; however this shows the overall improvement of the mine’s production.

The Bokoni Mine produced 170,295 total 4E ounces during Fiscal 2013, compared to 102,761 4E ounces during Fiscal 2012, an increase of 65.7%. The underground PGM ounces of 156,578, compared to full production in Fiscal 2012, are still an increase of 52.4%.

The decrease in revenue in Fiscal 2012 is due to lost production from October 1, 2012 to mid-December 2012 as a result of the illegal strike at the Bokoni Mine resulting in approximately 35,500 PGM oz (4E) of production being lost in Q4 2012.

Revenue was made up as follows:

•

The 4E basket price for Fiscal 2013 was 15.0% higher at ZAR11,478 compared to ZAR9,978 for Fiscal 2012; however; in Fiscal 2013 the US Dollar (“US$”) basket price was US$1,189 compared to US$1,221 in Fiscal 2012, which is a 2.6% decrease.

•	The platinum price during Fiscal 2013 was 4.4% lower compared to Fiscal 2012.

•	The average realized ZAR/US$ exchange rate for Fiscal 2013 was ZAR9.65 compared to the average realized exchange rate of ZAR8.17 for Fiscal 2012 (a weakening of the ZAR of 18.1%).

•	Revenue was $195.6 million (ZAR1,828.2 million) for Fiscal 2013 compared to the $117.6 million (ZAR963.6 million) for Fiscal 2012.

•	$0.6 million (ZAR5.6 million) was paid in concentrate grade penalties for Fiscal 2013, compared to $0.7 million (ZAR5.9 million) in Fiscal 2012.

Cost of sales

Consolidated cash operating costs of $194.0 million (ZAR1,813.5 million) for Fiscal 2013 were $35.7 million (ZAR515.2 million) more than Fiscal 2012 ($158.4 million (ZAR1,298.3 million)); this represents an increase of 22.5% in $ terms and 39.7% in ZAR terms. The main contributors to the cost variances were:

•

Labour costs for Fiscal 2013 were $89.0 million (ZAR832.1 million), which was an increase of 10.0% in $ terms (which is attributable to a weakening of the average ZAR of 14.0% – the average exchange rate deteriorated from ZAR8.20 to ZAR9.35 during the period) and 25.5% in ZAR terms compared to Fiscal 2012 ($80.9 million (ZAR663.2 million)). The increase in ZAR labour costs was mainly due to:

•	annual salary increases provided for as from July 2013;

•	the 3-month strike experienced during Q4 2012 (no work – no pay); and

•	an increase of 3% in supervisory and middle management employees to improve production, supervision and governance.

•

Contractor costs for Fiscal 2013 were $29.2 million (ZAR272.5 million), which was an increase of 98.0% in $ terms and 125.8% in ZAR terms compared to Fiscal 2012 ($14.7 million (ZAR120.7 million)). The increase was mainly due to increase in contractor cost associated with an increase in working cost primary development, re-development, and ledging, the opencast contractor cost of $1.9 million (ZAR17.5 million), and the 3-month strike experienced during Q4 2012.

•

Consumable costs for Fiscal 2013 were $39.1 million (ZAR365.1 million), which was an increase of 34.0% in $ terms and 52.8% in ZAR terms compared to Fiscal 2012 ($29.1 million (ZAR238.9 million)). The increase was driven by a 76.5% increase in tonnes delivered compared to Fiscal 2012 and a working cost development increase of 48% against Fiscal 2012.

•

Utility costs for Fiscal 2013 were $14.0 million (ZAR130.5 million), which was an increase of 15.8% in $ terms and 32.0% in ZAR terms compared to Fiscal 2012 ($12.1 million (ZAR98.8 million)), mainly due to Eskom rate increases and increased production.

•

Sundry costs for Fiscal 2013 were $22.8 million (ZAR212.8 million), which was an increase of 5.5% in $ terms and 20.3% in ZAR terms compared to Fiscal 2012 ($21.6 million (ZAR176.9 million)); mainly due to annual price increases and transport costs relating from increased production.

•

Changes in inventory increased for Fiscal 2013 to $0.4 million (ZAR4.0 million), which was a decrease of more than 100% in $ terms and more than 100% in ZAR terms compared to Fiscal 2012 ($0.04 million (ZAR0.3 million)).

•	Depreciation for Fiscal 2013 increased to $39.4 million (ZAR367.9 million) by 6.7% in $ terms and 22.2% in ZAR terms compared to Fiscal 2012 ($37.0 million (ZAR303.3 million)).

Cash draw downs from available debt facilities for Fiscal 2013 were $69.2 million (ZAR644.1 million) compared to Fiscal 2012 of $60.5 million (ZAR597.3 million). This represents an increase of 7.8%. In Q4 2013 the Company drew down $7 million (ZAR65.8 million) from the New Senior Facilities Agreement for the capital gains tax that was payable on the sale of the Eastern Ga-Phasha Project. This reduced the facility available to Plateau to meet Bokoni Holdco’s cash requirements. Cost per tonne milled for Fiscal 2013 was $128 (ZAR1,197) per tonne compared to $187 (ZAR1,535) per tonne in Fiscal 2012. This represents a decrease of 31.6% in $ terms and 22.0% in ZAR terms.

Cost per 4E ounce for Fiscal 2013 was $1,148 (ZAR10,728) per 4E ounce as compared to $1,574 (ZAR12,902) per 4E ounce in Fiscal 2012. This represents a decrease of 27.1% in $ terms and 16.8% in ZAR terms.

Exchange rate

For presentation purposes, currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Fiscal 2013 was ZAR9.35=$1. This represents a weakening of 14.0% compared to the average exchange rate for Fiscal 2012 of ZAR8.20=$1.

Finance expenses

Finance expenses for Fiscal 2013 were $56.4 million compared to $82.8 million in Fiscal 2012, which was a decrease of 31.9%. This was a result of the various debt facilities still being in place at September 28, 2012 when Phase One of the Restructure Plan was implemented. Additionally, interest in the current period excludes the “A” Preference Share Facility which was capitalised as a part of Phase One of the Restructure Plan. The value of the “A” Preference Shares capitalised was $172.2 million (ZAR1.7 billion) in 2012.

Excluded from the amount of $56.4 million is interest that was capitalised in Fiscal 2013 of $1.5 million (ZAR14 million), compared to $2.4 million (ZAR19.5 million) capitalised in Fiscal 2012 on qualifying assets.

Refer to Section 1.18 – “Critical Accounting Estimates” in the MD&A, under the sub-heading “Fair value of consolidated 2009 Senior Debt Facility” for details on the evaluation of the 2009 Senior Debt Facility after completion of the Phase One of the Restructure Plan.

Pursuant to Phase One of the Restructure Plan; the parties agreed that interest on the 2009 Senior Debt Facility would be calculated using the method set out below; the same terms will apply on the New Senior Facilities Agreement from December 13, 2013.

Total Facility Outstanding	2013	2014	2015	2016	2017	2018
Up to ZAR1,000,000,000	zero interest	zero interest	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%
From (and including) ZAR1,000,000,000 up to ZAR2,000,000,000	JIBAR minus 1.25%	JIBAR plus 3.02%	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%
From (and including) ZAR2,000,000,000	JIBAR plus 8.75%	JIBAR plus 8.02%	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

The interest applicable on the debt owing (based on contractual value refer to Section 1.13 – Capital Resources in the MD&A for the contractual value) by Atlatsa to RPM is based on the tranche that the value of the contractual debt falls in. For accounting purposes; interest is recorded at a calculated effective interest rate. For the 49% debt between Bokoni Holdco and RPM which contractually is currently interest free, the effective interest rate was fixed at 13.94% for Fiscal 2013. The debt between Plateau and RPM has an effective floating interest rate of JIBAR plus 7.99% for Fiscal 2013. Any draw down between Bokoni Holdco and RPM after the repayment of debt on December 13, 2013 will be capitalised.

Phase One of the Restructure Plan reduced the interest between Plateau and RPM to an annual cash flow effective rate of currently 5.98% (linked to the 3-month JIBAR of 5.22% at December 31, 2013) from the effective rate of 12.31% before the consolidation of the loans on September 28, 2012.

Refer to ITEM 4, Section 3.9 - the “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo American Platinum released on March 27, 2013, and the conclusion of the first part of Phase Two on December 13, 2013 which reduced the loan balance.

Income Tax Expense

Income Tax expense of $3.9 million (Fiscal 2012 - $10.6 million) was incurred in Fiscal 2013. A portion of this expense relates to capital gains tax paid on the sale of the Eastern Ga-Phasha Project and the Boikgantsho Project of $7.0 million (ZAR65.8 million). Taxable losses and deductible expenditure incurred by the Bokoni Group in Fiscal 2013, together with related deferred tax on the fair value of the Bokoni Group’s loans resulted in a reduction in the deferred tax liabilities during the year, with a corresponding deferred tax income therefore lowering the income tax expense. In Fiscal 2012, a deferred tax expense arose as a result of the recognition of the fair value gain to reflect Phase One of the Restructure Plan.

Capital

Total capital expenditure for Fiscal 2013 were $51.0 million (as opposed to $38.9 million for Fiscal 2012), comprising 32.4% sustaining capital and 67.6% project expansion capital (as opposed to 46.8% sustaining capital and 53.2% project expansion capital for Fiscal 2012).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act, imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + ((Earnings Before Interest and Tax x 9)/gross sales). The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	six months into the financial year (June 30)– calculation based on actual and estimated figures, and a first provisional payment based on this;

•	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

•	six months after the financial year (June 30) – true up calculation done, and a final payment.

The Fiscal 2013 calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (0.5% for Fiscal 2012), and the resulting royalty expense for Fiscal 2013 amounted to $0.9 million ($0.5 million for Fiscal 2012).

Power Tariff Increases

The National Energy Regulator of South Africa declared based on its revision of Eskom’s tariff increase request that the tariff will increase by 8% per year from 2013 to 2018.

The Bokoni Mine operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise approximately 7% (varying summer and winter tariffs) of total operating costs at the mine operations.

Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

5A. 4 - Fiscal 2012 compared to Fiscal 2011

The decrease in revenue is due to lost production from October 1, 2012 to mid December 2012 as a result of an unprotected strike at the Bokoni Mine resulting in approximately 35,500 PGM oz (4E) of production being lost in Q4 2012. The PGM basket price was also 12% lower in 2012 in comparison to 2011.

The loss for Fiscal 2012 decreased by $52.3 million from the previous year. The loss per share decreased from 19 cents to 4 cents as at December 31, 2012. The decreased loss is due to the recognition of a fair value gain as a result of the various sources of debt being consolidated into a single facility as a result of Phase One of the Restructure Plan, lower interest charge as a result of the revised terms on the 2009 Senior Debt Facility and a deterioration in the exchange rate.

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

•

The PGM basket price (US$) for Fiscal 2012 was 12% lower than the basket price achieved for Fiscal 2011. The basket price for Fiscal 2012 was US$1,221/oz (ZAR9,978/oz) compared to US$1,380/oz (ZAR10,028/oz) for Fiscal 2011.

Cost of sales

Cost of sales of $195 million for Fiscal 2012 was $14.6 million (-6.94%) lower than Fiscal 2011’s cost of sales of $209.9 million. The main reasons were as follows:

•

Labour costs for Fiscal 2012 decreased by 6% ($5.3 million) compared to Fiscal 2011 which is attributable to the weakening of the ZAR by 12%. Labour costs in ZAR for Fiscal 2012 increased by 5% (ZAR32 million) compared to Fiscal 2011. The increase is mainly as a result of:

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

•

Labour costs for Q4 2012 decreased by $7 million (-33%) compared to Q4 2011. The unprotected strike was handled on a “no work – no pay” basis, which contributed mainly to the decrease in labour costs compared to the prior year. Included in the labour cost for Q4 2012 were strike-related overtime of $0.2 million and the payment of loyalty bonuses and sign-on bonuses of $0.9 million.

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

Exchange rate

For presentation purposes, currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Fiscal 2012 was ZAR8.1947=$1, a weakening of 12% compared to the average exchange rate for Fiscal 2011 of ZAR7.32=$1.

Finance expenses

Finance expenses for Fiscal 2012 were $82.8 million compared to $92.0 million in Fiscal 2011. The increase in the OCSF draw downs and compounded interest on the funding loan facilities contributed to an increased interest expense until September 28, 2012. As a result of Phase One of the Restructure Plan, interest incurred for Q4 2012 amounted to $12.9 million compared to $21.7 million in Q4 2011.

Refer to Section 1.18 – “Critical Accounting Estimates” in the MD&A, under the sub-heading “Fair value of consolidated 2009 Senior Debt Facility” for details on the evaluation of the 2009 Senior Debt Facility after completion of the Phase One of the Restructure Plan.

Pursuant to Phase One of the Restructure Plan the parties also agreed that for the period commencing on May 1, 2012 to September 27, 2012, that the aggregate accrued interest in relation to the 2009 Senior Debt Facilities and OCSF would be capitalised to the amounts outstanding on September 27, 2012, based on the new interest method set out below.

Total Facility Outstanding	2012	2013	2014	2015	2016	2017	2018
Up to ZAR1,000,000,000	zero interest	zero interest	zero interest	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%
From (and including) ZAR1,000,000,000 up to ZAR2,000,000,000	JIBAR minus 0.73%	JIBAR minus 1.25%	JIBAR plus 3.02%	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%
From (and including) ZAR2,000,000,000	JIBAR plus 9.27%	JIBAR plus 8.75%	JIBAR plus 8.02%	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

The interest rate payable on the debt owing (based on contractual value) by Atlatsa to RPM will be reduced to an annual cash flow effective rate of 6.27% (linked to the 3-month JIBAR of 5.13% at December 31, 2012) from the current annual effective rate of 12.31% before consolidation of the debt on September 28, 2012.

This will simplify Atlatsa’s balance sheet structure and will materially reduce its effective cost of borrowing going forward.

Refer to ITEM 4, Section 3.9 - the “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo American Platinum released on February 2, 2012.

Income Tax Expense

Income tax expense of $10.6 million (Fiscal 2011 - $32.7 million Income tax credit) was incurred in Fiscal 2012: Taxable losses and deductible expenditure incurred by the Bokoni Group in Fiscal 2011 resulted in a reduction in the deferred tax liabilities during the year. In Fiscal 2012, a deferred tax expense arose as a result of the recognition of the fair value gain to reflect Phase One of the Restructure Plan. No tax losses have been utilized in the Fiscal 2012.

Capital

Total capital expenditure for Fiscal 2012 was $38.9 million (as opposed to $28.7 million for Fiscal 2011), comprising 46.8% sustaining capital and 53.2% project expansion capital (as opposed to 50% sustaining capital and 50% project expansion capital for Fiscal 2011).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act, imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + ((Earnings Before Interest and Tax x 9)/gross sales). The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	six months into the financial year (June 30) – calculation based on actual and estimated figures, and a first provisional payment based on this;

•	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

•	six months after the financial year (June 30) – true up calculation done, and a final payment.

The Fiscal 2012 calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (0.5% for Fiscal 2011), and the resulting royalty expense for Fiscal 2012 amounted to $0.5 million ($0.6 million for Fiscal 2011).

Power Tariff Increases

The National Energy Regulator of South Africa revised Eskom’s tariff increase request of 16% during February 2013. The effect of its revision is that power tariff increases in South Africa will be increased by 8% from 2013 to 2018.

The Bokoni Mine operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise approximately 4% (varying summer and winter tariffs) of total operating costs at the mine operations. Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

5A. 5 - Safety

Atlatsa’s LTIFR improved to 0.4 and has improved by 54.8% when compared to the Fiscal 2012 LTIFR of 0.9; however, Q3 2013 marked a disappointing safety quarter at the Bokoni operations.

After achieving two million fatality-free shifts in early August and 15 months of continuous operations without a fatality, Q3 2013 was marred by three fatal accidents; which occurred in separate accidents on August 6, August 28 and September 21, resulting from two fall of ground incidents and one winch related accident.

Management at Bokoni has engaged extensively with the safety authorities at the Department of Mineral Resources, South Africa and taken strong action to mitigate against future accidents at the operations. Additional emphasis has been placed on behaviour, including in depth discussions with employees before each shift to identify any risks. Training has been rolled out to all levels of employees to identify and mitigate potential hazards.

5A. 6 - Development

Total primary development metres increased by 46% from Fiscal 2012 to Fiscal 2013.

The recovered grade declined by 15.5% from 2012 to 2013 and can be largely attributed to less than anticipated recoveries at the open cast.

5A. 7 - Bokoni Mine production statistics

		2013 12months (Total )	2013 12months (Open cast)	2013 12months (underground)	% Change	2012 12 months	% Change	2011 12 months
4E oz produced	Oz	170,295	13,717	156,578	66	102,67	(10)	113,625
Tonnes milled	T	1,525,945	213,314	1,312,631	77	863,675	(18)	1,047,401
Recovered grade	g/t milled,4E	3.56	2.07	3.80	(16)	3.82	9	3.86
UG2 mined to total output	%	31.98	—	31.98	(6)	34.07	5	32.6
Development meters	M	11,054	—	11,054	46	7,550	(28)	10,549
ZAR/t operating cost/tonne milled	ZAR/t	1,197	566	1,300	22	1,535	(29)	1,194
ZAR/4E operating cost/4E oz	ZAR/4E oz	10,728	8,807	10,897	17	12,902	(17)	11,009

Total labour (mine operations)	Number	5,949			18	5,032	(5)	5,324

The above information relates to the Bokoni Mine segment of the Company. The Projects segment relates to the Company’s exploration projects and did not generate any revenue.

5A. 8 - Discussion of Last Eight Quarterly Results

$ Million *	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012
Revenue	47.9	54.2	48.4	45.1	0.8	43.9	38.7	34.1
Cost of sales	(67.2)	(59.0)	(54.1)	(53.4)	(35.5)	(54.1)	(52.4)	(53.4)

Gross loss	(19.3)	(4.8)	(5.7)	(8.3)	(34.7)	(10.2)	(13.7)	(19.3)

Profit / (Loss) for the period	133.2	(15.5)	(13.3)	(4.6)	(63.7)	49.8	(40.4)	(41.3)

Basic profit / (loss) per share ($)	0.54	(0.03)	(0.02)	(0.1)	(0.10)	0.16	(0.05)	(0.05)
Diluted profit / (loss) per share ($)	0.53	(0.03)	(0.02)	(0.1)	(0.10)	0.16	(0.05)	(0.05)

Weighted number of common shares outstanding (million) [1]	426	425	425	425	425	425	425	425

Diluted weighted number of common shares outstanding (million) [2]	429	425	425	425	425	425	425	425

*	Data for all presented periods was prepared in accordance with IFRS.
[1]	On a fully diluted basis, post-conversion of the “B” Preference Shares.
[2]	Including unvested treasury shares issued pursuant to the Company’s Employee Stock Option Plan

Atlatsa is continuing its efforts to increase production (Phase 1 expansion program at the Bokoni Mine) in order to achieve Atlatsa’s goal of achieving a monthly production of 160,000 tpm in the medium term.

Fluctuation in revenue between the quarters was mainly a result of fluctuation in production and varying PGM basket prices and exchange rates, including: Production has varied from period to period predominately as a result of production efficiencies, potholing and safety stoppages and the illegal strike in Q4 2012. Revenue is also impacted by concentrate grade and chrome penalties respectively. Production levels reached a high of 47,611 4E ounces during the third quarter of 2013 and a low of 2,045 4E ounces during Q4 2012. This more than 100% variance indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above.

•

PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,291 for the three months ended March 30, 2013 to a low of US$1,130 for Q4 2013. This 14% variance indicates the volatility of the PGM basket price due to fluctuations in market demand and supply.

•

Recovered grade declined year on year from 3,82 g/t to 3,56 g/t as a result of the significant increase in the amount of development at the operations, as well as lower grade material delivered and recoveries achieved from the new open cast operations commissioned in June 2013.

•

Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during the first quarter of Fiscal 2012 at an exchange rate of ZAR7.77 = US$1 and the weakest during Q4 2013, which was ZAR10.16 = US$1. The 31% variance indicates the volatility of the ZAR against the US$ to exchange rate fluctuations.

The period to period variations in cost of sales are mainly as a result of:

•	Labour cost varying due to changes in labour numbers, annual salary increases, overtime hours and bonus payments.

•	Varying use of contractors depending on management’s production and development planning requirements.

•	Fluctuations in storage costs based predominately on tonnes milled.

•	Utility costs varying between winter and summer tariffs, and are also subject to annual tariff increases.

•	Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalised.

•

Commodities for example fuel and steel are paid for in ZAR, but the price is internationally driven in US$, as such a “double” hit could be taken in cost of sales, the price of the commodity raising as well as a deterioration in the ZAR exchange rate.

•

Fluctuations in the exchange rate between the $ and the ZAR; as the functional currency of Bokoni is in ZAR, the presentation currency is in $, and therefore the cost of sales are impacted by the weakening of the ZAR.

All of the above factors contributed to the increase in revenue to a high of $54.2 million for Q3 2013 from an all-time low of only $0.8 million in Q4 2012. Refer to Section 1.17 “Fourth Quarter” in the MD&A for explanations on why Q3 2013 remains as peak performer.

A discussion of the Registrant’s critical accounting policies can be found in Section 1.18 of its Management Discussion and Analysis for the fiscal year ended December 31, 2013 (filed on March 31, 2014) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

5A. 9 - New standards and interpretations not yet adopted

A discussion of the Registrant’s changes in accounting policies can be found in Section 1.19 of its Management Discussion and Analysis for the fiscal year ended December 31, 2013.

B.	Liquidity and Capital Resources

Refer to Section 1.12 and 1.13 of the Management Discussion and Analysis for the fiscal year ended December 31, 2013.

5B. 1 - Financial Instruments

Interest rate hedging

The Company currently does not have any interest hedge in place.

5B. 2 - Material Commitments for Capital Expenditures

At December 31, 2013, the Company had commitments for capital expenditures of $13.8 million relating primarily to mine development and infrastructure costs for the Bokoni Mine 2013 (compared to $3.4 million at December 31, 2012).

C.	Research and Development, Patents and Licenses, etc.

Atlatsa is a resource-expenditure based corporation and, accordingly, does not have a program of intellectual property development or research and development programs generally.

D.	Trend Information

Outlook

Fiscal 2013 represented another challenging year for the South African PGM industry, continuing with similar themes which have dominated the sector since the onset of the Global Financial Crisis and consequent economic down turn in key economies from mid 2008 onwards.

Economic and political factors influencing the PGM sector in South Africa remain volatile, with economic data and growth indicators from key economies, particularly in Europe, remaining key to platinum demand recovery going forward.

Demand

Despite certain signs of economic recovery in European economies, particularly Germany, platinum demand for autocatalytic converter usage in the key diesel engine dominated sector remains weak, when compared to peak demand levels last seen in 2007. Notwithstanding subdued European economic conditions, there continues to be some encouraging signs of growth and manufacturing recoveries in the United States and Chinese economies, particularly in the United States automobile sector, where passenger car sales are showing strong growth recoveries and China, where platinum jewellery demand continues to grow on an annual basis. Recent policy and legislative initiatives in China in an effort to improve air pollution conditions, including emission control legislation for automobiles, together with recent speculation surrounding the introduction of hydrogen fuel cell powered motor vehicles being introduced by various motor manufacturers, are encouraging signs for potential demand stimulus in the PGM sector going forward.

Supply

The supply side remains susceptible to further disruptions from ongoing disputes between labour unions in South Africa, together with the potential for strike action to intensify arising from wage negotiations between labour unions and South African PGM producers, which dynamic is estimated to potentially continue up until the South African general elections are held on May 7, 2014.

In addition to labour pressures, the South African PGM sector is currently under pressure from rising costs, largely associated with imported inflation on key materials and power utility charges, which have increased by 15% annually compounded over the last 3 years.

These price increases and consequent margin squeeze have, to a large extent, been offset by a depreciation of the ZAR to the US$, in line with a number of emerging market currencies. Such a depreciation has a positive impact on the revenue basket received by South African miners, as export metal is sold based on US$ pricing, whilst input costs remain ZAR denominated.

During 2013 the supply side response from major PGM producers in South Africa remained fairly muted, with only Anglo American Platinum announcing certain shaft closures at its Rustenburg complex, whilst other major producers, such as Lonmin, announced the curtailment of certain capital expansion projects.

Should labour strike action in South Africa continue to intensify into 2014 there may be a more aggressive supply side response from major PGM producers in South Africa, having regard to the fact that currently more than half of the shaft operations within the South African PGM sector are non-cash generative after capital expenditure.

Recent announcements by the government of Zimbabwe regarding the compulsory sale by non-indigenous Zimbabwean companies of 51% of their mineral assets to indigenous Zimbabweans for no compensation may also have an impact on future PGM supply from Zimbabwean based platinum mines going forward.

Furthermore, recent developments in Ukraine have resulted in international sanctions being imposed upon Russia, which may have an impact on the future supply of PGMs, as Russia is currently the second largest supplier of platinum and palladium to global markets.

Recent research reports published within the PGM sector have also indicated that there may be larger stockpiles of above ground inventories in platinum and palladium than previously estimated, with the result that spot metal prices have remained relatively subdued over the period under review, despite a significant increase in physical metal purchases through ETF, with the ZAR denominated platinum ETF introduced by ABSA Bank in 2013 now comprising the single largest platinum ETF, holding approximately 1 million ounces, and other fundamental factors which should have resulted in higher PGM metal prices.

Pricing

Given the demand and supply themes described above, there remains potential upside for both the platinum and palladium prices in the short to medium term.

As a result of increased investor appetite for investment in physical PGMs, both the platinum and palladium spot prices remain volatile and highly susceptible to movements as a result of investor sentiment and market trading conditions, with both platinum and palladium spot metal prices appearing to be largely influenced by investor sentiment within the precious metals complex and, in particular, speculators taking positions in the gold - platinum spread trades.

The future market direction and catalysts for PGMs will, to a large extent, be determined by the outcome of the current wage negotiations between Labour Unions and PGM producers in South Africa, together with a potential meaningful supply side response from South African major producers in 2014 and future economic growth outlooks for key economies affecting PGM demand in the United States, Europe, Japan and China.

Quarterly Trends

Fiscal 2013 was dominated by continued concerns amongst market participants surrounding the volatile labour situation in South Africa, resulting in a trend towards physical metal investment in PGMs being preferred to platinum equities, which remained under pressure during the period. Despite continued labour unrest resulting in a two week strike at Anglo American Platinum’s operations, the spot platinum price failed to react positively on future supply concerns with the US$ price of platinum coming under pressure during the quarter under review.

Macro investment sentiment towards South Africa, dominated by the volatile labour situation, resulted in the ZAR remaining under pressure relative to the US$, which provided some relief for South African PGM producers, a trend that continued throughout Q4 2013 and into 2014.

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

F.	Tabular Disclosure of Contractual Obligations

Refer to Section 1.13 of the Management Discussion and Analysis for the fiscal year ended December 31, 2013 (filed on March 31, 2014).

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to ITEM 5.E and F above. Refer to “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Name and Occupation

The information as to the number of common shares beneficially owned, controlled or directed shown below is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at http://www.sedar.com.

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company as at March 31, 2014, the positions and offices presently held by them and the period or periods of time during which each has served as a directors of the Company. Each director’s terms of office expires at the next annual general meeting of the shareholders of the Company.

Name, position with the Company and province or state and country of residence	Period(s) as a Director or Officer of the Company	Common shares beneficially owned, controlled or directed (1) (2)
Patrick Cooke (5) (6) (7) (10) (11)	Since February 2012	3,500
Non-Executive Director
Gauteng, South Africa

Fikile Tebogo De Buck (5) (6) (8) (10)	Since November 2008	Nil
Non-Executive Director
Gauteng, South Africa

Anu Dhir (5) (7) (9) (10)	Since July 2008	Nil
Lead Independent Non-Executive Director
Ontario, Canada

Joel Kesler	Since March 2010	959,361
Executive: Corporate and Business Development
Gauteng, South Africa

Kogi Naicker	Since 1 August 2013	Nil
Interim CFO
Gauteng, South Africa

Harold Motaung	Director since September 2004	67,337,770	(3)
Director, CEO	CEO since April 2011
Gauteng, South Africa

Tumelo Motsisi (9)	Since September 2004	83,111,143	(4)
Director, Chairman
Gauteng, South Africa

Bava Reddy	Since October 2008	Nil
Executive: Mineral Strategy
Gauteng, South Arica

Rizelle Sampson (8) (12)	Since September 2004	Nil
Non-Executive Director
Gauteng, South Africa

De Wet Schutte	May 2010 - 31 July 2013	Nil
CFO
Gauteng, South Africa

Notes:

(1)

The information as to number of common shares beneficially owned controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.

(2)

Directors personally own or control a total of 142,496,467 common shares which represent approximately 25.7% of the current outstanding shares. The directors also hold 3,450,000 options (refer to “Incentive Plan Awards – Option-based Awards”).

(3)

Indirect holdings being 19.6%of the ordinary shares in the issued and outstanding share capital of Atlatsa Holdings Proprietary Limited, multiplied by the number of common shares of Atlatsa (342,896,438) held by the Pelawan Trust and direct holdings of 130,068 shares.

(4)

Indirect holdings being 24%of the ordinary shares in the issued and outstanding share capital of Atlatsa Holdings Proprietary Limited, multiplied by the number of common shares of Atlatsa (342,896,438) held by the Pelawan Trust and direct holdings of 815,998 shares.

(5)	Member of the Audit and Risk Committee.
(6)	Member of the Nominating and Governance Committee.
(7)	Member of the Compensation Committee.
(8)	Member of the Sustainable Development and Health and Safety Committee.
(9)	Member of the Investment Committee.
(10)	Member of the Special Committee.
(11)	Resigned on February 26, 2014.
(12)	Rizelle Sampson was appointed on March 27, 2014 to the Audit Committee and the Nominating and Governance Committee to replace Patrick Cooke.

Additional details including the principal occupation for the past five years of the above directors are as follows:

PATRICK COOKE, B.COM (WITS), CA (SA) – Director

Patrick Cooke has over 40 years’ professional experience as a chartered accountant and management consultant. Mr. Cooke was responsible for listing two companies on the main board of the JSE and was the financial director of a third JSE-listed company. Mr. Cook was a Director at the Company from February 2012, until his resignation on February 26, 2014. His industry experience is wide, having been involved in mineral information technology, wholesale fast moving consumer goods, financial and professional services companies. He was appointed a non-executive director of Sallies Limited in October 2009 and, with effect from February 1, 2010, was appointed Financial Director, Chief Operating Officer and Acting Chief Executive Officer. He resigned from all positions at Sallies Limited with effect from January 2012.

During the past five years, Mr. Cooke is, or has been a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	February 2012	February 2014
Witwatersrand Gold Mining Company	Director	December 2013	Present
Great Basin Gold Limited	Director	April 2006	30 June 2013
Sallies Limited	Director	August 2009	December 2011

FIKILE TEBOGO DE BUCK, BA, FCCA – Director

Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a Bachelor of Arts degree in Economics and Accounting from the University of Swaziland. Ms. De Buck is currently a non-executive director and the lead independent director of Harmony Gold Mining Company Ltd and is a member of various board committees of Harmony including the Audit Committee. She is also a non-executive director of Clientele Limited. She has also served in various positions at the Council for Medical Schemes in South Africa.

Ms. De Buck is, or was within the past 5 years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	November 2008	Present
Harmony Gold Company Limited	Director	April 2006	Present
Clientele Limited	Director	November 2012	November 2013
Clientele Life	Director	November 2012	November 2013

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

During the past five years, Ms. Dhir is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	July 2008	Present
Energulf Resources Inc	Director	September 2013	Present
Golden Star Resources Ltd	Director	March 2014	Present
Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	October 2009
Compass Asset Management	Director	June 2009	December 2012
Miniqs Limited	Director and Officer	March 2010	Present
Frontier Rare Earths Limited	Director	November 2010	Present
Great Basin Gold Limited	Director	May 2011	June 2013

JOEL KESLER, B.COM, LLB (CUM LAUDE) UCT – Executive: Corporate and Business Development

Joel Kesler is a South African qualified lawyer with significant experience in mining finance business and corporate development. He currently serves on Atlatsa’s Chief Commercial Officer and is responsible for the Company’s corporate and business strategy, corporate finance and corporate communications. Mr. Kesler is not a director of any public companies.

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

KOGI NAICKER, B.COM (HONS), CA (SA) – Interim CFO

Kogi Naicker is a chartered accountant and has held the position of senior financial controller at Atlatsa since September 2009. She has extensive experience in the areas of group financial management and reporting, having held previous positions in South Africa and the United States of America at Ernst and Young (SA and USA), Procter & Gamble (SA) and Transnet Rail Engineering (SA) prior to joining the Company. She was appointed interim chief financial officer on August 1, 2013.

BAVA REDDY, BSc. (Hons), GDE, Pr. Sci. Nat. – Executive: Mineral Strategy

Bava Reddy is a geologist by training with more than 17 years’ experience in the South African Minerals Industry. Mr Reddy held a number of positions in the Mineral Resources Management field at AngloGold and Harmony Gold Mining Limited. He was the General Manager at Harmony Gold’s Target Mine before joining Atlatsa Resources. He is responsible for all Technical and Mineral Resource Development aspects of Atlatsa’s Exploration and Mining Projects. Mr. Reddy is not a director of any public companies.

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

During the past five years, Ms. Sampson is, or has been a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	September 2004	Present
Independent Power Southern Africa (IPSA) Group PLC	Director	January 2009	30 June 2013
Diesel Power Open Cast Mining	Director	June 2010	Resigned in 2012

DE WET SCHUTTE, B.COM (HONS), CA (SA) – Previous CFO

De Wet Schutte is a chartered accountant with significant experience in mining, corporate finance and business development. Mr. Schutte previously held executive positions at Renova Investments, Harmony Gold Mining Ltd. and Mittal Steel, with responsibilities covering corporate transactions, project development and financial reporting in a listed environment. Mr. Schutte is not a director of any public companies. Mr. Schutte resigned on August 1, 2013.

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

(b)

To review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the Chairman, CEO, CFO and other senior officers (collectively, the “Officers”) if applicable. The Compensation Committee evaluates the performance of the Officers in light of those goals and reviews and recommend to the Board the Officers’ annual compensation and incentive or equity plan participation levels and bases of participation. Recommendations of compensation include salary, bonus, and other incentive compensation.

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

The Compensation Committee is composed of Anu Dhir (the Committee Chairperson) and Patrick Cooke (appointed 3 May 2012, resigned February 26, 2014), both of whom are independent directors. During the 2013 financial year, the committee met five times and the proceedings at such meetings were documented in the form of meeting minutes.

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

(e)	each individual who would be a NEO under paragraph (d) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at December 31, 2013.

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

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international sources of such listed information. The Company utilised the services of PE Corporate Services (Pty) Ltd to assess this information for the 2014 fiscal year. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities. Salaries of executive officers are reviewed annually by the Compensation Committee for recommendation to the Board of Directors.

Bonus Compensation

The Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. No other bonus arrangements have been agreed although certain NEOs may be awarded bonus compensation in 2014 based on objectives to be agreed by the Board. The Company is in the process of finalisingits remuneration policy in order to determine such bonus payments.

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

SUMMARY COMPENSATION TABLE OF NEO’S at DECEMBER 31, 2013

				Non-equity incentive plan compensation
Name	Year	Salary $	Option based awards $ (2)	Annual incentive plans $	Long-term incentive Plans $	Pension, provident and medical $	All other compensation $		Total compensation $
Tumelo Motsisi (1) (4)	2013	492,788	Nil	Nil	Nil	98,614	18,618		610,019
Director	2012	428,297	Nil	Nil	Nil	97,315	21,311		546,923
Executive Chairman	2011	412,648	Nil	Nil	Nil	60,643	24,025		497,316

Harold Motaung (1) (3) (4)	2013	490,823	Nil	Nil	Nil	102,367	18,618		611,809
Director	2012	436,526	Nil	Nil	Nil	101,527	29,256		567,309
CEO	2011	403,644	Nil	Nil	Nil	59,383	37,979		501,006

Joel Kesler (1)	2013	407,862	Nil	Nil	Nil	82,198	18,618		508,678
Executive: Corporate	2012	326,510	Nil	Nil	Nil	79,501	36,721		442,732
Business Development	2011	291,135	Nil	Nil	Nil	43,632	34,214		368,981

Bava Reddy	2013	231,674	Nil	Nil	Nil	53,088	21,828		306,590
Executive: Mineral	2012	219,589	Nil	Nil	Nil	58,081	22,336		300,006
Strategy and Exploration	2011	226,979	Nil	Nil	Nil	34,075	25,711		286,765

De Wet Schutte	2013	219,117	Nil	Nil	Nil	46,015	1,498		266,630
CFO (1) (5)	2012	362,914	Nil	Nil	Nil	81,527	3,587		448,028
	2011	350,716	Nil	Nil	Nil	49,103	7,825		407,644

Kogi Naicker	2013	59,481	Nil	Nil	Nil	10,840	76,347	(6)	146,667
Interim CFO (6)

Notes:

(1)

Compensation of certain of the Company’s South African executives is payable in Canadian dollars but is paid to each executive in ZAR at a month end exchange rate at the time. For the purpose of the annual amount the ZAR value for the year has been converted at 1 CAD = ZAR9.35, being the average 2013 rate. The preceding years are converted at the respective annual average exchange rate.

(2)

Options granted are in terms of the Stock Option Plan. (Refer to “Stock Option Plan”). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate.

(3)	Mr. Motaung was appointed as CEO in April 2011.
(4)	The NEOs who are also directors do not receive any compensation in their capacity as directors of the Company.
(5)	Mr. Schutte resigned on August 1, 2013.
(6)	Ms. Naicker was appointed Interim CFO on August 1, 2013 and are only included in the above table from that date. Included in “All other compensation” is an acting allowance of $75,972.

Incentive Plan Awards – Option-based Awards

The Company currently has an option-based awards plan and a share appreciation rights scheme in place for certain employees. At the annual and extraordinary general meeting of the shareholders of the Company held on June 15, 2009 all the share options issued was approved for repricing to $1.29. The following table sets out all option-based awards outstanding as at December 31, 2013 for each NEO:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Tumelo Motsisi	800,000	0.84	November 30, 2016	Nil
Harold Motaung	510,000	0.84	November 30, 2016	Nil
Joel Kesler	570,000	0.84	November 30, 2016	Nil
Bava Reddy	550,000 570,000	0.96 0.84	June 25, 2014 November 30, 2016	Nil Nil
De Wet Schutte	500,000	1.61	May 1, 2017	Nil
Kogi Naicker	50,000	0.84	November 30, 2016	Nil

Notes:

(1)

The value at December 31, 2013 is calculated by determining the difference between the closing price of the Company’s common shares at December 31, 2013 ($0.60) underlying the option on the TSX-V and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2013, for each NEO:

NAME	Option based awards - Value vested during the year(1)	Non-equity incentive plan compensation – value earned during year
Tumelo Motsisi	Nil	Nil
Harold Motaung	Nil	Nil
Joel Kesler	Nil	Nil
De Wet Schutte	Nil	Nil
Bava Reddy	Nil	Nil
Kogi Naicker	Nil	Nil

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

Issue of new options

During the 2013 year the Company issued no share options.

The terms of the outstanding stock options at December 31, 2013 are as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
June 25, 2014	$0.96	550,000	550,000	0.5
November 30, 2016	$0.84	4,060,000	4,060,000	2.9
May 1, 2017	$1.61	500,000	500,000	3.7
Total		5,110,000	5,110,000

Weighted average exercise price		$0.93	$0.93

# -	The options were re-priced to $1.29 on June 30, 2009.

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

The following table sets out equity compensation plan information as at December 31, 2013:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders – (the Share Plan)	5,110,000	0.93	27,460,000
Equity compensation plans not approved by security holders	—	—	—

Total	5,110,000	0.93	27,460,000

PENSION AND PROVIDENT PLAN BENEFITS

The full time employees of the Company at the corporate offices belong to the Alexander Forbes Retirement Fund (Provident and Pension sections). The Company contributes 14% of the basic salaries of the employees on a monthly basis to the fund.

The employees of the Bokoni Mine belong to the following funds depending on their position:

•	The Company contributes 14% of the basic salaries of certain employees to the Anglo American Platinum Group Provident Fund.

•	The Company contributes 14% of the basic salaries of certain employees to the Anglo American Platinum Mines Retirement Fund.

Membership of these retirement funds is compulsory in all cases.

Provident Fund
Name	Accumulated value at January 1, 2013	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2013
	($)	($)	($)	($)
Tumelo Motsisi	230,848	65,742	47,935	334,526
Harold Motaung	204,964	65,459	42,687	313,139
Joel Kesler	171,931	54,799	35,802	262,532
Bava Reddy	121,415	32,636	25,394	179,444
De Wet Schutte (1)	106,547	30,676	5,158	142,381
Kogi Naicker (2)	56,883	6,914	6,530	70,327

Pension Fund
Name	Accumulated value at January 1, 2013	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2013
	($)	($)	($)	($)
Tumelo Motsisi	134,710	35,433	30,762	200,906
Harold Motaung	119,686	35,296	27,718	182,699
Joel Kesler	100,099	29,535	23,182	152,816
Bava Reddy	70,775	17,678	16,099	104,552
De Wet Schutte (1)	62,107	17,431	25,014	104,552
Kogi Naicker (2)	33,910	3,998	3,125	41,033

Notes:

(1)	Mr. Schutte resigned on August 1, 2013.
(2)	Ms. Naicker was appointed as Interim CFO on August 1, 2013.

EMPLOYMENT CONTRACTS, TERMINATION AND CHANGE IN CONTROL BENEFITS

Written contracts are in place between the Company and Harold Motaung, Bava Reddy and Kogi Naicker. There are no written employment contracts in place between the Company and Tumelo Motsisi and Joel Kesler. The Company is currently in the process of compiling a remuneration policy, and as part of this process the written employment contracts between the Company and NEOs will also be reviewed or implemented, as applicable.It is not expected that there will be any written contracts between the Company and any independent non-executive directors which are appointed to the Board.

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

INDEPENDENT DIRECTOR COMPENSATION

Each director of the Company, who is not an executive officer, but an independent director, namely, Fikile Tebogo De Buck, Rizelle Sampson, Anu Dhir and Patrick Cooke were entitled to the following fees: an annual director’s fee of $45,000, plus an additional fee of $15,000 for the Audit Committee Chairperson and $11,000 for other Committee Chairpersons. The Lead Director was entitled to an annual fee of $20,000; members attending the Audit Committee were entitled an annual amount of $8,000 and members attending other committees are entitled to $7,000 per annum. Special committee members were entitled to $15,000. Executive officers do not receive additional compensation for serving as directors.

There is no written or oral contract between the Company or any of its subsidiaries and any executive or non-executive director relating to remuneration or fees payable or restraint payments.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2013 is:

Name of Director (6)	Fees earned ($)(1)	Option- based awards ($)	Bonus Shares	Non-equity incentive plan compensation	Total ($)
Patrick Cooke (5) (7)	93,000	Nil	Nil	Nil	93,000
Fikile De Buck (3) (4)	89,000	Nil	Nil	Nil	89,000
Anu Dhir (2)	95,409	Nil	Nil	Nil	95,409
Rizelle Sampson (8) (9) (10)	71,000	Nil	Nil	Nil	71,000

Notes:

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(2)

Anu Dhir joined the Company as a director in July 2008, was appointed Lead Independent Director in 2012, is the Chairperson of the Compensation Committee and is the Chairperson of the Investment Committee.

(3)	Fikile De Buck joined the Company as a director in September 2008.
(4)	Audit Committee Chairperson.
(5)	Nominating and Governance Committee Chairperson.
(6)	Directors who are also NEO’s and receive compensation for services as directors are included in the NEO summary compensation table.
(7)	Patrick Cooke joined the Company as a director in February 2012 and resigned on February 26, 2014.
(8)	Rizelle Sampson joined the Company as a director in September 2004 and is the Chairperson of the Sustainable Development Health and Safety Committee.
(9)	Rizelle Sampson was appointed on March 27, 2014 to the Audit Committee to replace Patrick Cooke.
(10)	Rizelle Sampson was appointed on March 27, 2014 to the Nominating and Governance Committee. The position of chair of the Nominating and Governance Committee is still to be filled.

The following table sets out all option-based awards outstanding as at December 31, 2013, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Patrick Cooke	Nil	Nil	Nil	Nil
Fikile De Buck	100,000	0.84	November 30, 2016	Nil
Anu Dhir	150,000	0.84	November 30, 2016	Nil
Rizelle Sampson	150,000	0.84	November 30, 2016	Nil

Note:

(1)

The value at December 31, 2013 is calculated by determining the difference between the closing price of the Company’s common shares on December 31, 2011 ($0.60) underlying the option on the TSX -V the exercise price of the options.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2013, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option based awards - Value vested during the year (1)	Non-equity based incentive compensation – Value earned during year
Patrick Cooke	Nil	Nil
Fikile De Buck	Nil	Nil
Anu Dhir	Nil	Nil
Rizelle Sampson	Nil	Nil

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

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, and recent employment by the auditors and like matters. The majority of the directors are independent directors. The Company’s Corporate Governance Policies and Procedures Manual, which governs the conduct of the Board of Directors, are available on the Company’s website at http://www.atlatsa.com. Information on the Company’s website is not a part of this Annual Report.

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

The independent members of the Board of Directors of the Company for Fiscal 2013 were Fikile De Buck, Anu Dhir, Rizelle Sampson and Patrick Cooke.

The executive (non-independent) directors for Fiscal 2013 were Harold Motaung (President and CEO) and Tumelo Motsisi (Chairman of the Board).

The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2013.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee	Sustainable Development and Health and Safety Committee
Patrick Cooke(1) (2) (3) (4)	5 of 5	4 of 4	4 of 4	5 of 5	Not applicable
Fikile De Buck (4) (5)(6) (7)	5 of 5	4 of 4	4 of 4	Not applicable	4 of 4
Anu Dhir (3) (4) (7) (8) (9) (10)	5 of 5	4 of 4	Not applicable	5 of 5	3 of 4
Harold Motaung	5 of 5	Not applicable	Not applicable	Not applicable	Not applicable
Tumelo Motsisi(11) (12)	5 of 5	Not applicable	Not applicable	Not applicable	Not applicable
Rizelle Sampson(7) (13) (14)	5 of 5	Not applicable	Not applicable	Not applicable	4 of 4

Notes:

(1)	Appointed to the Board February 1, 2012. Mr. Cooke was appointed to the following Committees as follows:

•	Nominating and Governance Committee Chairperson on February 28, 2012 to fill the vacancy on the Nominating and Governance Committee following the resignation of Mr. Kirk;

•	Audit Committee on February 28, 2012 to fill the vacancy on the Audit Committee following the resignation of Mr. Kirk; and

•	Compensation Committee on May 3, 2012 to fill the vacancy created by the departure of Mr. Nkosi who did not make himself available for re-election at the 2012 Annual General Meeting.

•	Mr. Cooke resigned on February 26, 2014.

(2)

Nominating and Governance Committee Chairperson. The Company is in process of identifying and appointing new directors, specifically where a chairperson’s role is currently vacant (as at date of filing).

(3)	Member of the Compensation Committee.
(4)	Member of the Audit Committee.
(5)	Audit Committee Chairperson.
(6)	Member of the Nominating and Governance Committee.
(7)	Member of the Sustainable Development and Health and Safety Committee.
(8)	Compensation Committee Chairperson.
(9)	Chairperson of the Investment Committee.
(10)	Lead independent Director.
(11)	Chairperson of the Atlatsa Board of Directors.
(12)	Member of the Investment Committee.
(13)	Chairperson of the Sustainable Development and Health and Safety Committee.
(14)	Rizelle Sampson was appointed to the Audit Committee, as well as the Nominating and Governance Committee on March 27, 2014.

2.	Orientation and Continuing Education

All new and continuing directors are encouraged to review the Board materials prepared by the Company consisting of filings, Committee Charters, Code of Business Conduct and Guidelines. New Members of the Board will participate in the Company’s Director orientation program. This program is designed to provide new directors with the foundation for a more in-depth familiarity and understanding of the Company and its business operations, industry and key personnel. In addition, directors will be provided with continuing education programs, which shall include materials, presentations and programs presented at the Company by management as well as third parties. In addition, directors are encouraged to participate in appropriate seminars or their own choice.

3.	Ethical Business Conduct

The Board has adopted a formal ethics policy that applies to all directors, officers and employees of the Company, included in Section B-3 to the Company’s Corporate Governance Policies and Procedures Manual, which is available for download from the Company’s website (www.atlatsa.com). Information on the Company’s website is not a part of this Annual Report. The Company’s Ethics and Business Conduct Policy is also available on www.sedar.com The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Compliance with the Code of Ethics is monitored by the Nomination and Governance Committee. No departures from the code were identified by the Nominating and Governance Committee during Fiscal 2013. The Board has a number of policies in place designed to ensure that directors exercise independent judgment in matters where a director or officer has a material interest. In those circumstances, the relevant director and officer must declare their interest and in the case of a director, refrain from voting and the Nominating and Governance Committee considers any interested party transactions in advance of their consideration by the Board.

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

The Board recognises the lack of mining experience of the Board and is currently completing its search for additional independent non-executive directors.

5.	Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

6.	Board Committees

The Board has not adopted descriptions for the positions of Board chairman, and the chairman for each of the board committees, but, as at the date of this Annual Report, the roles and responsibilities for the board and for each of the board committees has been described in the Company’s Corporate Governance Policies and Procedures Manual dated December 2013, which is available on the Company’s website at www.atlatsa.com.

Audit and Risk Committee

The Audit and Risk Committee is an important element of the Board’s system of monitoring and control. The Audit Committee meets at least four times a year. All the members of the Audit Committee are independent non-executive directors, financially literate and have extensive Audit Committee experience. Current members of the Audit Committee are Fikile Tebogo De Buck (chair), Anu Dhir and Patrick Cooke. Rizelle Sampson was appointed on March 27, 2014 to replace Patrick Cooke after he resigned on February 26, 2014.

The Chairman of the Board, the CEO, CFO, the internal auditors (outsourced function) and external auditors attend Audit Committee meetings on invitation.

The Audit Committee has been established primarily to assist the Board in overseeing:

•	the quality and integrity of the Company’s financial statements (including group consolidated financial statements) and public disclosures in respect thereof;

•	assessing the qualification and independence of the external auditors;

•	the scope and effectiveness of the external audit function;

•	the effectiveness of the Company’s internal controls;

•	compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements; and

•	Assessment of integrated risk management.

In addition to the responsibilities above, the Atlatsa Board has appointed the Audit and Risk Committee to perform on behalf of all South African subsidiaries of Atlatsa, the functions listed in section 94(7) of the South African Companies Act No 71 0f 2008.

The Board has delegated extensive powers to the Audit and Risk Committee in accordance with US corporate governance requirements and as permitted under Canadian Corporate and Securities law and the Company’s Articles to perform the above functions. In line with these requirements, the Audit and Risk Committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the Audit Committee.

The Audit Committee meets regularly with the Company’s external auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, and corporate governance and compliance matters. The Audit Committee approves the external auditors’ engagement letter on the terms, nature and scope of the audit function and the audit fee. Interim and annual results of the Company and trading statements of the Company are reviewed by the audit committee before publication. The audit committee usually makes recommendations and refers matters for information or approval to the Board.

Both the Audit Committee and the Board of Directors are satisfied that the independence of the external auditors is independent.

Nominating and Governance Committee

The committee is currently comprised of two non-executive directors, all of whom are independent.

Members: Patrick Cooke (Chair), Fikile Tebogo De Buck. Rizelle Sampson was appointed on March 27, 2014 to the Nominating and Governance Committee to replace Patrick Cooke after he resigned on February 26, 2014.

The Nominating and Governance Committee’s functions include reviewing and making recommendations to the Board on the Company’s general corporate governance framework, the composition and performance of the Board and its committees, appointment of directors and group executive committee members, legal compliance and the Company’s ethics policy and programs.

The Company is in process of identifying and appointing new directors, specifically where a chairperson’s role is currently vacant (as at date of filing).

Compensation Committee

Members: Anu Dhir (Chair) and Patrick Cooke.

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

The Company is in process of identifying and appointing new directors; as at date of filing Patrick Cooke’s position on this committee has not be filled.

Sustainable Development and Health and Safety Committee (“Sustainable Development Committee”)

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

Investment Committee

Members: Anu Dhir (Chairperson), Tumelo Motsisi and Patrick Cooke.

The committee meets as and when investment opportunities are identified. During Fiscal 2013, no meetings were held.

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

The Investment Committee was dissolved during Fiscal 2013.

Special Committee

Members: Fikile De Buck, Rizelle Sampson, Patrick Cooke (Chairperson) and Anu Dhir

The primary purpose of the Special Committee is to evaluate unusual/special transactions that occur on an ad-hoc basis. The committee came into effect to address the Company’s re-financing and re-structuring plan. (Refer to ITEM 4, Section 3.9 - the “Restructure Plan”). The committee met twice during Fiscal 2013.

The Company is in process of identifying and appointing new directors, specifically where a chairperson’s role is currently vacant (as at date of filing).

7.	Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees. The Board and its committees have initiated a self-assessment process.

The Board through the Audit Committee considered and was satisfied that the CFO and interim CFO had and has the necessary competence, qualifications, expertise and experience.

The Board considered and was satisfied that the Company Secretary has the necessary competence, qualifications and experience. The Company Secretary has an arm’s length relationship with the Board and is also not a director of the Company.

The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

D.	Employees

At December 31, 2013, Atlatsa had no direct employees in Canada. There were 12 employees in South Africa who provide administrative and compliance functions to the Company. The Company has, in the past, received many of its services from HDSI. HDSI provided administrative, compliance and management services to Atlatsa, pursuant to an administrative services agreement dated for reference December 31, 1996. Substantially all of the administrative, compliance and management services have now been transitioned to South Africa.

The Company outsources some of its functions to professional consultancy and advisory firms.

Bokoni Mine has approximately 5,000 employees (including 1,600 contractors), including approximately 7 of whom may be considered senior management.

Underground mining operations in South Africa are labour intensive with 60% of operational expenditure at the Bokoni Mine applied to labour. The mine employees are represented by three labour unions and wage negotiations are generally held every two years with a one to two year wage accord being agreed subsequent to such negotiations. The labour agreements in place with the three labour unions do not expire until June 30, 2013. Refer to “Illegal Strike Action at Bokoni Mine”.

E.	Share Ownership

ITEM 6.A. above sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each holds as of December 31, 2013, each nominee’s principal occupation, the period of time during which each has been a director of the Company and the number of common shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction.

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

Atlatsa’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Atlatsa does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Atlatsa is not directly or indirectly owned or controlled by a foreign government. On May 21, 2004, shareholders of the Company approved an increase in the authorized share capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

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

As at March 31, 2014, to the knowledge of the directors and executive officers of Atlatsa, the only persons who beneficially own, directly or indirectly, or control or direct, five percent (5%) or more of the issued and outstanding Atlatsa shares are as follows:

Shareholder Name and Address	Number of Shares Held		Percentage of Issued Common Shares
The Pelawan Trust, as Trustee (1) Atlatsa Holdings Investments Proprietary Limited, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa	342,896,438		61.9%
Rustenburg Platinum Mines Limited 55 Marshall Street Johannesburg, 2001, South Africa	125,000,000		22.6%
Mr. Tumelo M. Motsisi (2) 4th Floor, 82 Grayston Drive Sandton, South Africa	83,111,143 (82,295,145 as part of the 342,896,438 shown above, refer to note 2 below	)	15.0%
Mr. C. Harold Motaung (3) 4th Floor, 82 Grayston Drive Sandton, South Africa	67,337,770 (67,207,702 as part of the 342,896,438 shown above, refer to note 3 below	)	12.2%

Notes:

(1)

These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Atlatsa Holdings pursuant to escrow arrangements described in ITEM 4.A.2. “Summary Corporate History and Intercorporate Relationships” above.

(2)

Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by the Pelawan Trust. Therefore, 82,295,145 of these shares are held as an indirect interest in the 342,896,438 shares shown above.

(3)

Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by the Pelawan Trust. Therefore, 58,292,394 of these shares are held as an indirect interest in the 342,896,438 shares shown above.

No major shareholders have different voting rights.

As noted in the table above, the Company is indirectly controlled by Atlatsa Holdings as a result of the Pelawan transaction (refer to ITEM 4.A.2. – “Summary Corporate History and Intercorporate Relationships”, above).

The information in the table above was supplied by Computershare Trust Company of Canada, the Company’s registrar and transfer agent, and by the individuals themselves.

As of February 15, 2014, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	34	14,767,910	0.03%
United States	29	41,110,395	7.42%
South Africa	1153	498,395,168	89.92
Other	1	15,000	0.00%
	1,217	554,288,473	100.00%

Pursuant to the Bokoni Transaction at July 1, 2009, the Company issued 4,497,062 common shares to the Bokoni Platinum Mine ESOP Trust and 9,799,505 to the Atlatsa Community Participation Trust.

As of March 27, 2013 the Company has 554,288,473 common shares outstanding.

Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing house is located.

B.	Related Party Transactions

Refer to Section 1.15 of the MD&A for the fiscal year ended December 31, 2013.

C.	Interests of Experts and Counsel

No technical experts named in this Annual Report have any registered or beneficial interest, directly or indirectly in any securities or property of Atlatsa or any of Atlatsa’s affiliates or associates.

ITEM 8	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

Effective January 1, 2009, the Company adopted IFRS following approval from the Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency. The consolidated financial statements have been prepared in compliance with IFRS (refer to ITEM 18 below for the audited annual financial statements for Fiscal 2013).

Legal Proceedings

As of March 31, 2014, there is no material legal or arbitration proceedings against Atlatsa or any of its subsidiaries, nor, to the knowledge of Atlatsa, are such proceedings pending or threatened that may have or have had in the previous 12 months a material effect on Atlatsa’s financial position.

As of March 31, 2014, no penalties or sanctions have been imposed against Atlatsa by a court relating to securities legislation or by a securities regulatory authority, nor has Atlatsa entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Atlatsa are being retained to fund current operations at the Bokoni Mine, to service current debt facilities and for exploration of its projects.

8.B.	Significant Changes

Refer to note 37 of the audited annual financial statements for Fiscal 2013 for events after the reporting date. Also refer to ITEM 4, Section 3.9 - the “Restructure Plan”.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

High and Low Market Prices and Volume Traded

	TSX Exchange: ATL - V			NYSE MKT: ATL			JSE: ATL - J
	High	Low	Volume	High	Low	Volume	High	Low	Volume
	CAD	CAD		USD	USD		ZAR	ZAR
Annual
2013	0.61	0.14	4,893,290	0.59	0.15	39,503,994	6.20	1.45	11,045,462
2012	0.66	0.12	3,759,845	0.63	0.11	27,159,321	4.73	1.15	5,940,344
2011	1.58	0.33	8,361,610	1.66	0.31	62,512,721	11.50	3.30	6,904,276
2010	1.80	0.88	18,174,583	1.78	0.82	111,519,392	13.20	6.00	7,537,498
2009	1.48	0.33	7,854,533	1.35	0.26	40,090,858	10.00	2.70	5,364,691

By Quarter

Calendar 2009
First Quarter	0.88	0.33	1,779,558	0.73	0.26	7,104,349	6.15	2.70	1,819,226
Second Quarter	1.48	0.81	2,255,729	1.35	0.60	17,360,268	10.00	5.00	2,216,331
Third Quarter	1.10	0.80	1,679,328	1.06	0.72	8,853,514	7.95	5.70	782,139
Fourth Quarter	0.99	0.78	2,139,918	0.95	0.72	6,772,727	7.50	6.00	546,995

Calendar 2010
First Quarter	1.65	0.92	5,054,515	1.56	0.83	28,192,280	12.00	6.25	1,087,172
Second Quarter	1.80	1.07	4,030,067	1.78	1.00	28,920,366	13.20	8.00	1,542,686
Third Quarter	1.21	0.88	2,578,830	1.24	0.82	15,987,136	9.25	6.00	2,405,711
Fourth Quarter	1.66	0.95	6,511,171	1.69	0.92	38,419,610	10.62	6.71	2,501,929

Calendar 2011
First Quarter	1.58	0.91	2,955,381	1.66	0.93	21,133,516	11.50	7.01	2,004,419
Second Quarter	1.25	0.58	2,701,173	1.35	0.59	24,459,222	8.68	4.50	2,430,448
Third Quarter	0.73	0.48	1,761,687	0.78	0.42	10,672,991	5.70	3.50	1,772,344
Fourth Quarter	0.63	0.33	943,369	0.67	0.31	6,246,992	5.00	3.30	697,065

Calendar 2012
First Quarter	0.66	0.37	1,414,401	0.63	0.38	405,554	4.73	3.30	1,742,747
Second Quarter	0.41	0.19	405,554	0.44	0.11	6,375,131	3.68	1.70	1,816,802
Third Quarter	0.24	0.12	1,087,967	0.27	0.12	8,042,528	2.05	1.20	1,791,563
Fourth Quarter	0.24	0.14	851,923	0.24	0.11	5,253,315	1.79	1.15	589,232

Calendar 2013
First Quarter	0.27	0.14	1,434,074	0.24	0.15	9,439,920	2.6	1.45	1,610,246
Second Quarter	0.23	0.16	1,254,118	0.25	0.18	7,508,546	2.8	1.50	1,215,394
Third Quarter	0.50	0.22	711,194	0.50	0.19	10,500,138	4.5	1.86	5,749,878
Fourth Quarter	0.61	0.34	1,493,904	0.59	0.36	12,055,390	6.2	3.45	2,469,944

Monthly
September 2013	0.41	0.30	84,802	0.42	0.28	1,889,985	4.10	3.30	271,387
October 2013	0.44	0.36	62,958	0.43	0.63	3,805,545	4.25	3.45	958,243
November 2013	0.55	0.34	181,767	0.59	0.37	4,461,791	5.50	4.01	1,140,937
December 2013	0.61	0.48	1,249,179	0.59	0.43	3,788,054	6.20	4.70	370,764
January 2014	0.71	0.57	688,545	0.67	0.52	3,500,525	6.18	5.25	601,817
February 2014	0.65	0.49	309,115	0.60	0.43	2,778,734	6.30	2.02	566,101

B.	Plan of Distribution

Not applicable.

C.	Markets

Atlatsa’s common shares are listed and posted for trading in Canada on the TSX under the symbol ATL. Atlatsa’s common shares traded on the TSX-V (and its predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since September 24, 1987 until the Company migrated to the TSX on February 5, 2014. Until March 12, 2004, Atlatsa’s common shares traded in the United States on the Over-The-Counter Bulletin Board (“OTCBB”) under the symbol ARQ.RF. Commencing March 15, 2004, Atlatsa’s common shares have traded in the United States on NYSE MKT under the symbol ANO and from May 14, 2012, ATL. Atlatsa’s common shares also commenced trading on the Johannesburg Stock Exchange in South Africa under the symbol ARQ in December 2006 and from May, 14 2012 under ATL.

For the period of this annual report, the Company was trading on the TSX-V.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

G.	Escrow Securities

The following table sets out the number of securities of the Company held, to the knowledge of the management of the Company, in escrow as of March 31, 2013 and the percentage that number represents of the outstanding securities of that class.

Designation of Class	Number of Securities held in Escrow	Approximate Percentage of Class
Common shares (1)	342,896,438	62	% (2)

Notes:

(1)

These shares are registered in the name of the Pelawan Trust, which holds such shares in trust for Atlatsa Holdings pursuant to escrow arrangements described in “The Acquisition—Description of Lock-up Arrangements for Consideration Shares” in the August 2004 Circular. As part of the Restructure Plan, Atlatsa Holdings will provide security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. The total number of shares held by the Pelawan Trust at March 31, 2013 was 342.9 million and in total pledged to RPM.

Pursuant to implementation of the Bokoni Transaction, Atlatsa Holdings, the sole beneficiary of the Pelawan Trust, which is the controlling shareholder of Atlatsa, established a special purpose vehicle as a wholly owned subsidiary of Atlatsa Holdings (the “Pelawan SPV”). During the conversion and the subsequent forward sale of the shares as per the Restructure Plan; Pelawan SPV transferred 56,691,303 of its Atlatsa shareholding to the Pelawan Trust. These shares remain subject to the lockup arrangements described above.

The Pelawan Trust holds 227,400,000 Atlatsa common shares after the conversion of the B preference shares on January 14, 2014. These shares remain subject to the lockup arrangements described above.

(2) This percentage disclosed relates to the number of shares held in escrow, divided by the number of common shares outstanding, before dilution, as at March 31, 2013, being 554,288,473.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 201,888,473 common shares, without par value, as at December 31, 2013 and 554,288,473 as at February 28, 2014.

Description	Number of shares
Closing balance – December 31, 2013	201,888,473
Conversion of the “B” Preference Shares – January 14, 2014	227,400,400
New issuance to RPM – January 31, 2014	125,000,000
Total	554,288,473

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

On January 14, 2014, the B Preference Shares were converted into Atlatsa common shares. Pursuant to the conversion of the B Preference Shares, RPM received 115.8 million common shares in the Company and Pelawan SPV received 111.6 million common shares in the Company. RPM, in turn, sold its 115.8 million shares to Atlatsa Holdings to increase Atlatsa Holding’s interest to 61.9%. Pelawan SPV transferred 168,291,303 common shares in Atlatsa, being all of their shareholdings in Atlatsa to Atlatsa Holdings on January 29, 2014 by way of a dividend in specie.

B.	Notice of Articles and Articles

Atlatsa’s Articles and Notice of Articles are filed with the British Columbia Registrar of Companies under Certificate of Incorporation No. 262963. A copy of the Articles and Memorandum was filed with Atlatsa’s initial registration on Form 20-F filed in March 2000.

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

No Limitation on Foreign Ownership

There are no limitations under Atlatsa’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares. (Refer to also ITEM 10D – “Exchange Controls”, below.)

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

Except for contracts entered into in the ordinary course of business, the material contracts entered into by Atlatsa in the two fiscal years immediately preceding this Annual Report are the following:

1. Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013;

2. Amendment Agreement among Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated May 28, 2013;

3. Amended and Restated Sale of Assets Agreement between Rustenburg Platinum Mines Limited and Boikgantsho Platinum Mine Proprietary Limited dated November 15, 2013;

4. Amended and Restated Sale of a Portion of a Mining Right Agreement between RPM and Ga-Phasha Platinum Mine Proprietary Limited dated November 15, 2013;

5. Amended and Restated Global Intercreditor Agreement among Atlatsa, Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Tumelo Motsisi and Ansa Chris Harold Motaung dated March 27, 2013;

6. Amended and Restated Holdco Shareholders’ Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited and Bokoni Platinum Holdings Proprietary Limited dated March 27, 2013;

7. Implementation Agreement between Atlatsa Resources Corporation, Camipath Proprietary Limited, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Ga-Phasha Platinum Mine Proprietary Limited, Boikgantsho Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Investments Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated March 27, 2013;

8. RPM Funding Common Terms Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Atlatsa Resources Corporation and certain others dated March 27, 2013;

9. Amended and Restated Subscription Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited and Atlatsa Resources Corporation dated November 15, 2013;

10. Senior Term Loan and Revolving Facilities Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited and Micawber 603 (RF) Proprietary Limited dated March 27, 2013;

11. Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013;

12. Working Capital Facility Agreement between Rustenburg Platinum Mines Limited and Plateau Resources Proprietary Limited dated March 27, 2013; and

13. Amendment and Interim Implementation Agreement between Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated September 26, 2012.

D.	Exchange Controls

Atlatsa is a corporation registered in Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. (Refer to ITEM 10E – “Taxation”, below).

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

Material U.S. Federal Income Tax Considerations

The following discussion summarizes the anticipated material U.S. federal income tax consequences of the acquisition, ownership and disposition of the common shares. It applies only to U.S. Holders (as defined below) that acquire and hold the common shares as capital assets (generally, property held for investment purposes). This discussion does not address all the U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations (including private foundations), insurance companies, banks, thrifts and other financial institutions, real estate investment trusts, regulated investment companies, persons liable for the alternative minimum tax, persons that hold an interest in an entity that holds the common shares, persons that own, or have owned, directly, indirectly or constructively 10% or more (by vote or value) of Atlatsa’s voting shares for U.S. federal income tax purposes, persons holding the common shares as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to the common shares for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, certain former citizens or long-term residents of the United States, or entities classified as partnerships for U.S. federal income tax purposes. Furthermore, it does not address any aspect of any non-U.S., state, local or estate or gift taxation or the 3.8% tax imposed on certain net investment income.

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

If a partnership, or any other entity or arrangement that is treated as a partnership for U.S. federal tax income tax purposes, holds the common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and on the activities of the partnership. Partnerships that hold the common shares and partners in such partnerships should consult their own tax advisers as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of the common shares.

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

Provided that Atlatsa is not treated as a PFIC for the taxable years ending December 31, 2013 and 2014, Atlatsa should be considered a “qualified foreign corporation,” and therefore distributions, if any, to non-corporate U.S. Holders that are treated as dividends should qualify for a reduced rate of tax for dividends received on or before December 31, 2014. As discussed below, Atlatsa believes that it was not a PFIC for the 2013 taxable year but has not made a determination of its PFIC status for the

2013 taxable year. If Atlatsa is a PFIC under the rules discussed below, distributions will be taxable at the higher ordinary income tax rates. Dividends on common shares will not be eligible for the dividends received deduction generally available to U.S. Holders that are corporations.

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the non-U.S. corporation from time to time and the nature of the activities performed by its officers and employees. Based on the expected composition of Atlatsa’s assets and income, and the way it operates its business, Atlatsa believes that it was not a PFIC for 2013 and has not made a determination of its PFIC status for the 2014 taxable year or any future taxable year. Atlatsa’s actual PFIC status for any taxable year is uncertain and cannot be determined until after the end of such taxable year.

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

Alternatively, if Atlatsa were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the common shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their tax own advisers regarding the potential availability and consequences of a mark-to-market election.

During any taxable year in which Atlatsa or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder that U.S. Holder must file U.S. Internal Revenue Service (“IRS”) Form 8621. Legislation enacted in 2010 creates an additional annual filing requirement for U.S. persons who are shareholders in a PFIC. U.S. Holders should consult their tax own advisers concerning annual filing requirements.

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

Certain U.S. Holders are required to report information relating to an interest in the common shares, subject to exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with its tax return for each year in which it held an interest in the common shares. U.S. Holders should consult their tax own advisers regarding information reporting requirements relating to their ownership of the common shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Exhibits attached to this Annual Report are also available for viewing at the offices of Atlatsa, 4th Floor – 82 Grayston Drive, Off Esterhuysen Lane, Sandton, South Africa 2146, telephone: +27 11 883 0831, facsimile: +27 11 883 0836. Copies of Atlatsa’s financial statements, management discussion and analysis, and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors and officers remuneration and indebtedness, principal holders of Atlatsa’s securities and securities authorized for issuance under the Company’s Stock Option Plan, is contained in Atlatsa’s information circular for its most recent annual meeting of security holders that involved the election of directors.

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

The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. The Company continuously monitors these exposures and enters into derivative financial instruments to reduce these risks. The Company does not enter into derivative transactions on a speculative basis. All fair values have been determined using current market pricing models. Refer to ITEM 18 “Financial Statements – Note 4.4(iii) – Derivative financial instruments, including hedge accounting” of the audited annual financial statements for Fiscal 2013 for an overview of the Company’s derivative financial instruments.

The principal market risks (i.e. the risk of losses arising from adverse movements in market rates and prices) to which the Company is exposed are:

•	credit risk (if customer or counterparty fails to meet its contractual obligations);

•	liquidity risk (whether the Company is able to meet its obligations when they fall due – also refer to note 2 in the audited annual financial statements for Fiscal 2013);

•	interest rate risk (on debt and cash deposits);

•	foreign currency risk (foreign exchange rates applicable on conversion of foreign currency transactions as well as on conversion of assets and liabilities to ZAR);

•	commodity price risk (mainly 4E Group metals); and

•	Capital risk management

Refer to ITEM 18 "Financial Statements—Note 6– Financial risk management” of the audited annual financial statements for Fiscal 2013 for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

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

The Company’s Chief Executive Officer and Chief Financial Officer, based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period (January 1, to December 31, 2013) covered by this annual report on Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

Refer to Section 1.21 “Internal Controls over Financial Reporting – Disclosure Controls and Procedures” in the Management Discussion and Analysis for the fiscal year ended December 31, 2013 (filed on March 31, 2014).

(b)	Management’s annual report on internal control over financial reporting

Refer to Section 1.21 “Internal Controls over Financial Reporting” in the Management Discussion and Analysis for the fiscal year ended December 31, 2013 (filed on March 31, 2014).

(c)

The effectiveness of internal control over financial reporting as of December 31, 2013 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page 126 of this Annual Report.

(d)	Changes in internal control over financial reporting

No changes in internal control over financial reporting occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16

ITEM 16.A.	Audit and Risk Committee Financial Expert

Composition of the Audit Committee

The current members of the Audit and Risk Committee are Anu Dhir, Fikile De Buck and Patrick Cooke. Wayne Kirk resigned from the Audit and Risk Committee as of January 31, 2012. Patrick Cooke was appointed as a member of the Audit and Risk Committee as from February 1, 2012. All of the members of the Audit Committee are independent (as such term is defined in Rule 10A-3 under the Exchange Act) and all members are considered to be financially literate. Ms. De Buck is a Chartered Certified Accountant and Mr. Cooke is a Chartered Accountant, hence both are considered to be “financial experts” in terms of the requirement for the composition of Audit Committees.

Rizelle Sampson was appointed on March 27, 2014 to replace Patrick Cooke after he resigned on February 26, 2014. National Instrument 52-110 on Audit Committees Section 3.5 provides that where the resignation of an audit committee member results in a vacancy, a director appointed to fill that vacancy is exempt from the independence and financial literacy requirements until the later of: (1) the next annual meeting of the issuer, and (2) the date that is six months from the date of the resignation creating the vacancy.

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

•

reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and

•

an understanding of internal controls and procedures for financial reporting. Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and Mr. Cooke is a Chartered Accountant of South Africa CA (SA). Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors.

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

ITEM 16.C.	Principal Accountant Fees and Services

The Company’s auditors, KPMG Inc., are an independent registered public accounting firm.

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

Services:	Year ended December 31 2013	% Pre-approved by Audit Committee	Year ended December 31 2012	% Pre-approved by Audit Committee
Audit Fees (1)	426,031	100	514,905	100
Audit-Related Fees (2)	23,217	100	—	100
Tax fees (3)	17,441	100	7,320	100
All Other (4)	98,975	100	189,815	100

	565,664	100	712,041	100

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
(4)

This specifically relates to KPMG Tax services that were obtained in relation to the Restructure Plan, assistance with a query in relation to the Company’s share based schemes to the South African Receiver of Revenue, and other minor consulting.

ITEM 16.D.	Exemptions from Listing Standards for Audit Committees

Not applicable.

ITEM 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

The Company’s corporate governance practices do not differ in any significant way from those practices followed by domestic companies under the listing standards of the NYSE MKT. The Company has also not sought or received any waivers from the requirements of the NYSE MKT.

ITEM 16.H.	Mine Safety Disclosure

Not applicable

ITEM 17	FINANCIAL STATEMENTS

Not applicable – refer to ITEM 18.

ITEM 18	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.

Report of the Independent Registered Public Accounting Firm (KPMG Inc.) on the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of comprehensive income, changes in equity, cash flows for the years ended December 31, 2013, 2012 and 2011 and the effectiveness of internal controls over financial reporting.

2.	Consolidated statements of financial position as at December 31, 2013 and 2012.

3.	Consolidated statements of comprehensive income for the years ended December 31, 2013, 2012 and 2011.

4.	Consolidated statements of changes in equity for the years ended December 31, 2013, 2012 and 2011.

5.	Consolidated statements of cash flows for the years ended December 31, 2013, 2012 and 2011.

6.	Notes to the consolidated financial statements for the years ended December 31, 2013, 2012 and 2011.

ATLATSA RESOURCES CORPORATION

Consolidated Statement of Financial Position

As at 31 December 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2013	2012
Assets
Non-current assets

Property, plant and equipment	7	651,178,482	748,456,905
Capital work-in-progress	8	27,296,481	20,027,764
Other intangible assets	9	326,350	801,928
Mineral property interests	10	7,612,443	8,036,659
Goodwill	11	8,845,940	10,234,394
Platinum Producers’ Environmental Trust	12	3,292,979	3,250,760
Other non-current assets		540	231,425

Total non-current assets		698,553,215	791,039,835

Current assets

Assets held for sale	10	—	3,867,259
Inventories	13	373,698	769,447
Trade and other receivables	14	33,782,099	3,272,400
Cash and cash equivalents	15	40,655,103	14,580,886
Restricted cash	16	265,293	535,502

Total current assets		75,076,193	23,025,494

Total assets		773,629,408	814,065,329

Equity and Liabilities

Equity

Share capital	17	71,967,083	71,967,083
Treasury shares	17	(4,991,726)	(4,991,726)
Convertible preference shares	17	162,910,000	162,910,000
Foreign currency translation reserve		(10,119,860)	(9,797,657)
Share-based payment reserve		25,794,650	25,285,851
Accumulated loss		(64,673,717)	(264,166,155)

Total equity attributable to equity holders of the Company		180,886,430	(18,792,604)

Non-controlling interest		198,227,542	224,049,827

Total equity		379,113,972	205,257,223

Liabilities

Non-current liabilities
Loans and borrowings	18	110,320,221	434,968,189
Deferred taxation	19	124,519,382	142,341,072
Provisions	20	11,100,511	9,786,479

Total non-current liabilities		245,940,114	587,095,740

Current liabilities

Trade and other payables	21	71,878,955	20,888,635
Short-term portion of loans and borrowings	18	76,696,367	823,731

Total current liabilities		148,575,322	21,712,366

Total liabilities		394,515,436	608,808,106

Total equity and liabilities		773,629,408	814,065,329

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors on 31 March 2014

/s/ Harold Motaung	/s/ Fikile De Buck
Harold Motaung (Director)	Fikile De Buck (Director)

ATLATSA RESOURCES CORPORATION

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2013

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2013	2012		2011
Revenue	22	195,621,452	117,557,331		144,406,716
Cost of sales	23	(233,776,296)	(195,387,551)		(209,966,805)

Gross loss		(38,154,844)	(77,830,220)		(65,560,089)

Administrative expenses		(19,805,849)	(14,589,526)		(23,788,855)
Transaction costs		(1,688,165)	(822,621)		—
Profit on sale of assets	35	171,113,397	—		—
Other income		321,476	105,177		116,191
Fair value gain and AG8 adjustments on loans and borrowings	24	47,999,163	90,589,136		—

Operating profit/(loss)		159,785,178	(2,548,054)		(89,232,753)

Finance income	25	330,591	382,262		745,590
Finance expense	26	(56,393,072)	(82,837,200)		(92,044,884)

Net finance expense		(56,062,481)	(82,454,938)		(91,299,294)

Profit/(loss) before income tax	27	103,722,697	(85,002,992)		(180,532,047)
Income tax	28	(3,853,420)	(10,563,878)		32,667,499

Profit/(loss) for the year		99,869,277	(95,566,870)		(147,864,548)

Other comprehensive (loss)/income
Items that will not be reclassified subsequently to profit and loss

Foreign currency translation differences for foreign operations		(27,068,629)	2,415,302		(7,913,856)

Items that will be reclassified subsequently to profit and loss when specific conditions are met

Effective portion of changes in fair value of cash flow hedges		—	—		1,602,501

Reclassification to profit or loss on settlement of cash flow hedge		—	—		2,521,654

Other comprehensive (loss)/income for the year, net of income tax	29	(27,068,629)	2,415,302		(3,789,701)

Total comprehensive profit/(loss) for the year		72,800,648	(93,151,568)		(151,654,249)

Profit/(loss) attributable to:

Owners of the Company		199,492,438	(18,717,839)		(81,928,814)
Non-controlling interest		(99,623,161)	(76,849,031)		(65,935,734)

Profit/(loss) for the year		99,869,277	(95,566,870)		(147,864,548)

Total comprehensive profit/(loss) attributable to:

Owners of the Company		198,879,308	(17,236,373)		(83,923,552)
Non-controlling interest		(126,078,660)	(75,915,195)		(67,730,697)

Total comprehensive profit/(loss) for the year		72,800,648	(93,151,568)		(151,654,249)

Basic earnings per share Diluted earnings per share	30	47 cents 46 cents	(4 cents (4 cents	) )	(19 cents (19 cents	) )

The accompanying notes are an integral part of these consolidated financial statements.

ATLATSA RESOURCES CORPORATION

Consolidated Statements of Changes in Equity

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

		Attributable to equity holders of the Company
		Share capital		Treasury shares		Convertible preference shares	Foreign currency translation reserve	Share- based payment reserve	Hedging reserve	Accumulated profit/(loss)	Total	Non-controlling interest	Total equity
	Note	Number of shares	Amount	Number of shares	Amount
Balance at 1 January 2011		201,813,472	71,852,588	(4,497,062)	(4,991,726)	162,910,000	(5,197,843)	22,032,571	(4,124,155)	(163,519,502)	78,961,933	42,404,014	121,365,947

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	—	—		(81,928,814)	(81,928,814)	(65,935,734)	(147,864,548)
Total other comprehensive loss	29	—	—	—	—	—	(6,040,490)	(78,403)	4,124,155	—	(1,994,738)	(1,794,963)	(3,789,701)

Total comprehensive loss for the year		—	—	—	—	—	(6,040,490)	(78,403)	4,124,155	(81,928,814)	(83,923,552)	(67,730,697)	(151,654,249)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Common shares issued		75,000	114,495	—	—	—	—	(51,495)	—	—	63,000	—	63,000
Share-based payment transactions		—	—	—	—	—	—	2,140,038	—	—	2,140,038	—	2,140,038

Total contributions by and distributions to owners		75,000	114,495	—	—	—	—	2,088,543	—	—	2,203,038	—	2,203,038

Balance at 31 December 2011		201,888,472	71,967,083	(4,497,062)	(4,991,726)	162,910,000	(11,238,333)	24,042,711	—	(245,448,316)	(2,758,581)	(25,326,683)	(28,085,264)

Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	24	—	—	—	—	—	—	—	—	—	—	197,477,602	197,477,602
Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	—	—	—	(18,717,839)	(18,717,839)	(76,849,031)	(95,566,870)
Total other comprehensive loss	29	—	—	—	—	—	1,440,676	40,790	—	—	1,481,466	933,836	2,415,302

Total comprehensive loss for the year		—	—	—	—	—	1,440,676	40,790	—	(18,717,839)	(17,236,373)	(75,915,195)	(93,151,568)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners

Fair value gain on de-recognition of debt facility in relation to the first phase of debt restructuring		—	—	—	—	—	—	—	—	—	—	127,814,103	127,814,103
Share-based payment transactions		—	—	—	—	—	—	1,202,350	—	—	1,202,350	—	1,202,350

Total contributions by and distributions to owners		—	—	—	—	—	—	1,202,350	—	—	1,202,350	127,814,103	129,016,453

Balance at 31 December 2012		201,888,472	71,967,083	(4,497,062)	(4,991,726)	162,910,000	(9,797,657)	25,285,851	—	(264,166,155)	(18,792,604)	224,049,827	205,257,223

Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	24	—	—	—	—	—	—	—	—	—	—	199,179,381	199,179,381
Total comprehensive loss for the year
Profit/(loss) for the year		—	—	—	—	—	—	—	—	199,492,438	199,492,438	(99,623,161)	99,869,277
Total other comprehensive profit/(loss)	29	—	—	—	—	—	(322,203)	(290,927)	—	—	(613,130)	(26,455,499)	(27,068,629)

Total comprehensive profit/(loss) for the year		—	—	—	—	—	(322,203)	(290,927)	—	199,492,438	198,879,308	(126,078,660)	72,800,648

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Common shares issued		—	—	—	—	—	—	—	—	—	—	—	—
Fair value loss on repayment of debt facility	24	—	—	—	—	—	—	—	—	—	—	(98,923,006)	(98,923,006)
Share-based payment transactions		—	—	—	—	—	—	799,726	—	—	799,726	—	799,726

Total contributions by and distributions to owners		—	—	—	—	—	—	799,726	—	—	799,726	(98,923,006)	(98,123,598)

Balance at 31 December 2013		201,888,472	71,967,083	(4,497,062)	(4,991,726)	162,910,000	(10,119,860)	25,794,650	—	(64,673,717)	180,886,430	198,227,542	379,113,972

The accompanying notes are an integral part of these consolidated financial statements.

ATLATSA RESOURCES CORPORATION

Consolidated Statements of Cash Flows

For the years ended 31 December 2012, 2011 and 2010

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2013	2012	2011
Cash flows from operating activities
Cash receipts from customers		166,392,406	140,085,828	148,279,469
Cash paid to suppliers and employees		(157,268,152)	(171,351,040)	(189,597,810)

Cash generated/(utilised) by operations	31	9,124,254	(31,265,212)	(41,318,341)
Interest received		226,073	296,187	544,825
Interest paid		(20,660)	(158)	(510,447)
Tax paid		(7,043,536)	(2,079,516)	—

Cash utilised by operating activities		2,286,131	(33,048,699)	(41,283,963)

Cash flows from investing activities
Investment in environmental trusts		(431,999)	(461,681)	(505,440)
Acquisition of property, plant and equipment	7	(278,200)	(2,563)	(2,238)
Acquisition of capital work-in-progress	8	(50,987,358)	(38,917,145)	(28,678,042)
Acquisition of intangible assets	9	—	—	(236,304)
Proceeds from disposal of property plant and equipment		278,200	—	—
Proceeds from disposal of assets held for sale		171,600,312	—	—

Cash generated/(utilised) by investing activities		120,180,954	(39,381,389)	(29,422,024)

Cash flows from financing activities
Loans and borrowings raised – OCSF	18	—	72,872,141	68,543,022
Loans and borrowings raised – Funding loan	18	—	315,612,211	—
Loans and borrowings raised – Transaction cost facility	18	749,000	—	—
Loans and borrowings raised – Working Capital Facility	18	3,194,816	—	—
Loans and borrowings raised – Consolidated Facility	18	68,921,455	—	—
Loans and borrowings raised – New Senior Debt Facility	18	237,770,925	—	—
Loan and borrowings raised – Shareholder loan	18	3,451,333
Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd		207,518,927	197,477,614	63,000
Settlement of interest rate swap		—	—	(3,691,604)
“A” Preference shares repaid		—	(401,782,311)	—
Loans repaid	18	(620,494,506)	(110,074,287)	—
Loans repaid – Funding loan		—	(1,233,228)	—
Loans repaid – Transaction cost facility	18	(769,223)	—	—
Loans repaid – Other	18	(695,785)	(1,048,243)	(716,371)
Other loans repaid		293,604	—	—

Cash (utilised)/generated from financing activities		(100,059,454)	71,823,897	64,198,047

Effect of foreign currency translation		3,791,294	(757,931)	(3,311,642)

Net increase/(decrease) in cash and cash equivalents		26,074,217	(1,364,122)	(9,819,582)

Cash and cash equivalents, beginning of the year		14,580,886	15,945,008	25,764,590

Cash and cash equivalents, end of the year	15	40,655,103	14,580,886	15,945,008

The accompanying notes are an integral part of these consolidated financial statements.-

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

Atlatsa Resources Corporation (“Company” or “Atlatsa”) is incorporated in the Province of British Columbia, Canada. The Company had a primary listing on the TSX Venture Exchange (“TSX-V”) and has a secondary listing on the New York Stock Exchange (“NYSE MKT”) and the JSE Limited (“JSE”). Subsequent to year end, on 5 February 2014, the Group migrated from the TSX Venture Exchange to the Toronto Stock Exchange (“TSX”). The consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Atlatsa operates in South Africa through its wholly-owned subsidiary Plateau Resources Proprietary Limited (“Plateau”) which owns the Group’s various mineral property interests and conducted the Group’s business in South Africa.

2. GOING CONCERN

The Group incurred a net profit/(loss) for the year ended 31 December 2013 of $99.9 million (2012: ($95.6 million)) and as of that date its total assets exceeded its total liabilities by $379.1 million (2012: $205.3 million).

This is due to the fact that once the conditions precedent for the implementation of Phase Two of the Restructure Plan were met on 12 December 2013, the debt owing by the Company to Rustenburg Platinum Mines Limited (“RPM”) of $76 million (ZAR750.0 million) under the New Senior Facilities Agreement (“New Senior Debt Facility”) became repayable upon the issuance of 125 million Atlatsa common shares for $76 million (ZAR750.0 million) to RPM in accordance with the terms of the Restructure Plan. The timing of the new share issue and subsequent repayment of the debt falls within a twelve month period from the Company’s financial year-end and therefore is classified as a current liability. This amount was settled subsequent to year-end on 31 January 2014 from the proceeds of the issuance of 125 million common shares in the Company to RPM. Refer to note 37 for the “Events after the reporting date”.

The company completed a part of Phase two of its restructuring and recapitalising plan on 13 December 2013. This included the following transactions between the Company and RPM, a 100% subsidiary of Anglo American Platinum Limited (“Anglo Platinum”):

•	the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to RPM for a net consideration of $172.2 million (ZAR1,700.0 million);

•

the purchase consideration payable for the sale of the Boikgantsho Project was paid to the Company on December 13, 2013, excluding an amount of $2.9 million (ZAR29.0 million) in respect of the Boikgantsho Project information which is payable on the date of execution of the notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights. The proceeds were used to reduce the outstanding debt to RPM;

•

RPM subscribed for additional shares in Bokoni Holdco to the value of $196.5 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay the debt outstanding between Bokoni Holdco and RPM of $196.5 million (ZAR1,939.4 million);

•

The 2009 Senior Debt Facility was repaid in full and the New Senior Debt Facility between Plateau and RPM as signed on March 27, 2013 was made effective. The amount available under the New Senior Debt Facility is $233.0 million (ZAR2,300 million) of which $225.5 million (ZAR 2,225.7 million), including interest was utilised by 31 December 2013.

The net result was the Group’s debt was reduced by $370.8 million (ZAR 3,610.4 million).

In addition, a Working Capital Facility was provided by RPM to fund the Group’s administrative and corporate expenses. The restructuring and recapitalising plan was finalised on 31 January 2014 resulting in the amount outstanding under the New Senior Debt Facility being reduced by a further $76 million (ZAR 750 million).

The New Senior Debt Facility is only repayable once the company generates sufficient free cash flow. The delay in the implementation of Phase two resulted in the additional resources that were made available in terms of the New Senior Debt facility being insufficient to meet the short term cash requirements of Bokoni Platinum Mines Proprietary Limited (“Bokoni Mine”), due to the interest accruing on the available debt facility. The facility was fully drawn by March 2014.

An alternative funding arrangement was entered into with RPM in November 2013, whereby an advance on the Purchase of Concentrate revenue (“Advance”) on the concentrate sales made to RPM by Bokoni Platinum Mines Proprietary Limited (“Bokoni”) was provided. The Advance was originally available from 1 November 2013 until 30 November 2014. The agreement with RPM with respect to the Advance provides that RPM may advance funds to Bokoni up to an amount of the lower of 90% of an advance on revenue for the preceding two months and $36.5 million (ZAR360.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month. This agreement was renegotiated in March 2014 to provide that RPM may advance funds to Bokoni up to an amount of the lower of 95% of an advance on revenue for the preceding two months and $48.1 million (ZAR475.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month of Bokoni Mine and was extended to 31 March 2015.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

The Working Capital Facility made available to Plateau up to a maximum of $3 million (ZAR30 million) per year to Atlatsa during each of 2013, 2014 and 2015 for an aggregate facility of $9.1 million (ZAR90 million), including capitalised interest to fund Atlatsa’s corporate and administrative expenses through to 2015. The Working Capital Facility is repayable in full by December 31, 2018.

Further negotiations were entered into with RPM and the following were agreed to ensure the Group had sufficient cash resources to 31 March 2015:

•	RPM will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes;

•	The backlog of accounts payable relating to Anglo Platinum of approximately $14.2 million (ZAR140 million) will be deferred to be paid from April 2015 over 9 equal instalments;

•	The available facility of the $9.1 million (ZAR90 million) Working Capital Facility will be made available in the event Bokoni requires additional cash resources.

•

RPM will consider the availability of the ZAR29 million outstanding on the sale of the Boikgantsho Project that took place on 13 December 2013 which is currently payable by RPM to the Company on the date of execution of a notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights;

•	Atlatsa executives will make available $6.1 million (ZAR60 million) as cash resources; and

•	Bokoni has further evaluated that it can delay planned capital expenditure of approximately $3 million (ZAR30 million) without impacting Bokoni’s production plans.

As a result of the available cash facilities of which $6.1 million is committed and held in escrow the financial statements are prepared on the basis of accounting policies applicable to a going concern.

3. BASIS OF PREPARATION

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

3.3 Functional and presentation currency

These consolidated financial statements are presented in (unless stated otherwise) Canadian Dollars (“$”), which is also the Company’s functional currency. The rest of the Group financials are prepared in Rand. All financial information presented in $ has been rounded to the nearest dollar, except when otherwise indicated.

3.4 Use of estimates and judgements

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

4. ACCOUNTING POLICIES

Except for the changes as explained in 4.1, the accounting policies set out below are applied consistently to all years presented in these consolidated financial statements and have been applied consistently by Group entities.

Certain comparative amounts in the Consolidated Statement of Comprehensive Income have been reclassified or re-presented as a result of a change in the accounting policy regarding the presentation of items in the Other Comprehensive Income (OCI).

4.1 Change in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 5 to all periods presented in these consolidated financial statements.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

The Group adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of 1 January 2013.

•	Disclosures – offsetting financial assets and financial liabilities (amendments to IFRS 7)

•	IFRS 10 Consolidated Financial Statements (2011)

•	IFRS 12 Disclosure of Interest in Other Entities

•	IFRS 13 Fair value measurement

•	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

The nature and effects of the change are explained below.

Offsetting financial assets and financial liabilities

As a result of the amendments to IFRS 7, the Group has expanded its disclosures about the offsetting of financial assets and financial liabilities (refer to note 6).

Subsidiaries

As a result of IFRS 10 (2011), the Group has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 (2011) introduces a new control model that focuses on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns.

In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion for its investees at 1 January 2013. As a consequence, the Group has not changed its control conclusions in respect of its investment in its subsidiaries.

Disclosure of Interests in other entities

As a result of IFRS 12, the Group has expanded its disclosure about its interest in subsidiaries (refer to note 39 and note 40).

Fair value measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosure about fair value measurements when such measurements are required or permitted by other IFRSs. It unifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including IFRS 7. As a result, the Group has included additional disclosures in this regards (refer to note 6).

In accordance with the transitional provisions of IFRS 13, the Group has applied the new fair value measurement guidance prospectively and not provided any comparative information for new disclosures. Notwithstanding the above, the change has no significant impact on the measurements of the Group’s assets and liabilities.

Presentation of items of OCI

As a result of the amendments to IAS 1, the Group has modified the presentation of items of OCI in its statement of profit or loss and OCI, to present separately items that would be reclassified to profit or loss from those that would never be. Comparative information has been re-presented accordingly.

Summary of quantitative impacts

There was no quantitative impact on the Group’s financial position, comprehensive income and cash flows due to the above changes in the accounting policies.

4.2 Basis for consolidation

(i) Business combinations

All business combinations are accounted for by applying the acquisition method when control is transferred to the Group.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

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

Consideration transferred includes the fair values of the identifiable assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. The determination is based on the market-based measure of the replacement awards, compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Non-controlling interest is measured at its proportionate interest in the fair value of the identifiable net assets of the acquiree.

Transaction costs incurred in connection with a business combination, such as legal fees, due diligence fees and other professional and consulting fees are expensed as incurred, unless it is debt related. Directly attributable transaction costs related to debt instruments are capitalized, and amortised over the term of the related loan by the effective interest method.

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

(ii) Acquisitions of non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisitions of non-controlling interests that do not result in loss of control are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions.

(iii) Subsidiaries

Subsidiaries are entities over which the Group exercises control. The Group controls an entity when it is exposed to or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

(iv) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

4.3 Foreign currencies

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

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognised in profit or loss, except for differences arising on the translation of available-for-sale equity investments, a financial liability designated as a hedge of the net investment in a foreign operation that is effective, or qualifying cash flow hedges that are effective, which are recognised in other comprehensive income.

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

On disposal of part or all of the operations, such that control, significant influence or joint control is lost, the proportionate share of the related cumulative gains and losses previously recognised in the FCTR through the other income are included in determining the profit or loss on disposal of that operation recognised in profit or loss.

4.4 Financial instruments

(i) Non-derivative financial assets

Non-derivative financial assets comprise loans and receivables.

Loans and receivables are recognised on the date of origination. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial assets are derecognised when the contractual rights to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred, or it neither transfers nor retains substantially all of the risk and rewards of ownership and does not retain any control over the transferred asset. Any interest in transferred financial assets that is created or retained is recognised as a separate asset or liability.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

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

The difference between the amount received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss in profit and loss (excluding loans with a shareholder).

For loans and borrowings with a shareholder, refer to note 4.22, Transactions with a shareholder.

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

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. The amount recognised in other comprehensive income is reclassified to profit or loss in the same period as the hedged cash flows affects profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognised in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognised. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is reclassified immediately to profit or loss. In other cases the amount reclassified in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

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

Preference share capital is classified as a financial liability if it is redeemable on a specific date or at the option of the holders, or if dividend payments are not discretionary. Dividends thereon are recognised as finance expense in profit or loss as accrued.

Treasury shares

Shares issued to subsidiaries are reflected as treasury shares on consolidation.

4.5 Accounting for borrowing costs

In respect of borrowing costs relating to qualifying assets, the Group capitalises borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.

4.6 Property, plant and equipment

Mining assets, including mine development cost and infrastructure costs, mine plant facilities and buildings are measured at historical cost less accumulated depreciation and impairment losses.

Mining assets are capitalised to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production.

Capitalised mine development and infrastructure costs include expenditure incurred to develop new mining operations and to expand the capacity of the mine to the extent that it gives rise to future economic benefit. Costs include borrowing costs capitalised during the construction period where qualifying expenditure is financed by borrowings, the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use as well as an estimate of the costs of dismantling and removing the items and restoring the site on which they are located. Items of mining property, plant and equipment, excluding capitalised mine development and infrastructure costs, are depreciated on a straight-line basis over their expected useful life. Capitalised mine development and infrastructure are depreciated on a units of production basis. Depreciation is charged on mining assets from the date on which they are available for use.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Property, plant and equipment are depreciated over their estimated useful lives as follows:

Land	Not depreciated
Mine development and infrastructure	units of production
Plant and equipment	1 – 30 years
Buildings	5 – 30 years
Motor vehicles	1 – 5 years
Furniture and fittings	1 – 10 years

Items of property, plant and equipment that are withdrawn from use, or have no reasonable prospect of being recovered through use or sale, are regularly identified and written off.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

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

4.7 Intangible assets

(i) Goodwill

Goodwill is measured at cost less accumulated impairment losses and is not amortised. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity accounted investee.

(ii) Other intangible assets

Other intangible assets include purchased software. These intangible assets are recognised if it is probable that future economic benefits will flow to the entity from the intangible assets and the costs of the intangible assets can be reliably measured.

Purchased software is stated at cost less amortisation and impairment losses and is amortised on a straight line basis over its estimated useful life of 10 years and is recognized in profit and loss. The amortisation method and estimated useful life are reviewed at least annually.

(iii) Mineral property interests

Mineral property interests are carried at cost less impairment losses. Gains and losses on disposal of mineral property interests are determined by comparing the proceeds from disposal with the cost less impairment losses of the asset and are recognized net within profit or loss.

Mineral property interests transferred between segments (subsidiaries) is recognised at the nominal amount paid. The resulting profit or loss caused by the transfer of mineral property interests is recognised in profit or loss of the segment (subsidiary).

4.8 Impairment of assets

(i) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(ii) Financial assets (including receivables)

A financial asset not measured at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, for example:

•	Default or delinquency by a debtor

•	Indications that a debtor will enter into bankruptcy

and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

The Group considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant assets are assessed for specific impairment. Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics. In assessing collective impairment, the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less that suggested by historical trends.

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

4.9 Inventories

Inventories, comprising of consumables and concentrate, are measured at the lower of cost and net realisable value.

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

4.10 Employee benefits

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

(iii) Share-based payment transactions

The grant date fair value of equity-settled share-based payment awards granted to employees is recognised as an employee cost, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

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

(iv) Termination benefits

Termination benefits are recognised as an expense at the earlier of when Group can no longer withdraw the offer of those benefits and when Group recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

4.11 Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance expense.

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

4.12 Platinum Producers’ Environmental Trust

Contributions to the Platinum Producers Environmental Trust are determined on the basis of the estimated environmental obligation over the life of a mine. Contributions made are recognised in non-current investments, and are held by the Platinum Producers’ Environmental Trust. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recognised as finance income.

4.13 Revenue

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

4.14 Lease payments

(i) Operating leases – Lessor

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(ii) Operating leases – Lessee

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. The difference between the amounts recognised as an expense and the contractual payments are recognised as an operating lease liability. This liability is not discounted.

Any contingent rents are expensed in the period they are incurred.

4.15 Investment income and finance expense

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

Cash flows from dividends and interest received are classified under operating activities in the Statement of Cash Flows.

4.16 Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax also includes any tax arising from dividends.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that the group controls the timing of the revrsal of the temporary difference and it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

4.17 Earnings per share

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

4.18 Segment reporting

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

4.19 Exploration expenditure

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

4.20 Non-current assets held for sale or distribution

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

4.21 Share-based payment transactions

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

The fair value of the cash-settled SARs is measured using the Black-Scholes valuation model. Measurement inputs include share price on measurement date, strike price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), vesting, expiry and exercise dates, expected dividends and the risk free interest rate (based on the Bond Exchange of South Africa).

4.22 Transaction with a shareholder

When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. This benefit is recognised directly in equity.

In respect of loans with shareholders, the difference between the loan received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss directly in equity.

In respect of loans with shareholders, the difference between the loan settled and the amount recognized at fair value on settlement date, is recognised as a fair value gain or loss directly in equity.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

4.23 New standards and interpretations

Effective for the financial year commencing 1 January 2014

•	IAS 32 Offsetting Financial Assets and Financial Liabilities

•	IFRS 10, IFRS 12 and IAS 27 amendment Investment entities

•	IFRIC 21 Levies

•	Recoverable Amount Disclosures for Non-Financial Assets (Amendment to IAS 36)

•	Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

Effective for the financial year commencing 1 January 2015

•	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

To be decided

•	IFRS 9 Financial Instruments

All Standards and Interpretations will be adopted at their effective date.

Management is currently in the process of assessing the impact of the above-mentioned changes, if any.

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

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are recognized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: Quote prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quote prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

If the inputs used to measure the fair value of an asset or liability to the entire measurement lowest level input that is significant might be categorized in different levels of fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of fair value hierarchy as the lowest level input that is significant to the entire measurement.

5.1 Property, plant and equipment

The fair value of items of property, plant and equipment, acquired in a business combination is based on the market approach using market prices and other relevant information generated by market transactions involving similar items when available and replacement cost when appropriate.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

5.3 Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

5.4 Non-derivative financial liabilities

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

Trade and other receivables

Trade receivables represents sale of concentrate to Rustenburg Platinum Mines Limited (“RPM”) in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. The Group has no collateral against these receivables. The terms of the receivables are 60 days and therefore require no impairment.

100% of the Group’s revenue is generated in South Africa from sale of concentrate by Bokoni Platinum Mines Proprietary Limited (“Bokoni Mine”) to RPM.

Cash and cash equivalents

At times when the Group’s cash position is positive, cash deposits are made with financial institutions having superior local credit ratings.

(ii) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. This is facilitated via the Senior Term Facility, as amended on 26 September 2012 and settled on 13 December 2013, the New Senior Debt Facility and the Working Capital Facility entered into on 13 December 2013. The Group’s cash and cash equivalents are invested in business accounts which are available on demand.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

An alternative funding arrangement was entered into with RPM whereby an advance on the Purchase of Concentrate revenue (“Advance”) on the concentrate sales made to RPM by Bokoni was provided. This arrangement was available from 1 November 2013 until 30 November 2014 and has been extended to 31 March 2015.

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

The maturity profile of the contractual undiscounted cash flows of financial instruments, including scheduled interest payments on loans and borrowings, at 31 December were as follows:

	2014	2015	2016	2017	Thereafter	Total
2013
Non-derivative financial liabilities

Loans and borrowings	74,774,668	7,318,397	13,102,767	60,199,898	214,439,463	369,855,193
Trade and other payables	36,923,487	—	—	—	—	36,923,487

Total 2013	111,698,155	7,318,397	13,102,767	60,199,898	214,439,463	406,778,680

	2013	2014	2015	2016	Thereafter	Total
2012
Loans and borrowings	754,531	4,142,905	562,335	190,021,619	562,416,835	757,898,225
Trade and other payables	14,319,136	—	—	—	—	14,319,136

Total 2012	15,073,667	4,142,905	562,335	190,021,619	562,416,835	772,217,361

(iii) Interest rate risk

As a result of the Group acquiring the Bokoni business during 2009, the Group had secured loan facilities with Standard Chartered Bank plc (“Standard Chartered”) and RPM. Standard Chartered provided a loan of $50.7 million (ZAR500 million) and RPM provided a loan of $48.6 million (ZAR480 million) to the Group which was subject to interest rate risk. On 28 April 2011, the Standard Chartered loan was ceded to RPM with revisions to certain terms of the loan including a reduction in the interest rate to 3 month JIBAR plus 4% (9.585% at 31 December 2011) from a 3 month JIBAR plus applicable margin (4.5%) and mandatory cost (1.27%) (refer to note 18).

The Group previously entered into an interest rate swap arrangement with Standard Chartered to fix the variable interest rate on $50.7 million (ZAR500 million) of the principal amount of the loan at 14.695% which arrangement was settled on 28 April 2011 with funding obtained from RPM. This funding has the same terms as the debt ceded to RPM and is also subject to interest rate risk.

On 28 September 2012, Atlatsa entered into an Amendment and Interim Implementation Agreement pursuant to which Atlatsa implemented the first phase of the broader restructuring, recapitalization and refinancing transaction, which was first announced by Atlatsa in a news release dated February 2, 2012. The first phase of the Restructure Plan involved an amendment to the terms of the Senior Term Loan Facilities Agreement (now a consolidated facility) dated June 12, 2009 between Plateau, as borrower and RPM, as lender to increase the total loan facility available by approximately $268.4 million (ZAR2.65 billion). The additional loan proceeds were used to repay the existing OCSF and fund share subscriptions by Plateau into Bokoni Platinum Holdings Proprietary Limited (“Bokoni Holdco”) and by Bokoni Holdco into Bokoni Mine (the “Share Subscriptions”) for the purpose of repayment of certain existing loan facilities by Plateau, Bokoni Holdco and Bokoni Mine.

The interest rate payable on the debt owing has been reduced to an annual effective rate of 5.98% (linked to JIBAR), which was 5.22% at 31 December 2013) compared to 6.27% at the end of Fiscal 2012. These revised loans are also subject to interest rate risk.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

The method used in the sensitivity analysis is to assume a change in basis points. A 100 basis point increase in the interest rate at 31 December 2013 on the RPM loans would have changed the profit/(loss) and equity for the year by approximately $1,294,102 (2012: $2,478,813) and a 100 basis point decrease by ($1,276,489) (2012: ($3,694,508)). This analysis assumes that all other variables remain constant.

(iv) Foreign currency risk

The Group, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within the Group, certain loans between Group entities amounting to $50.0 million (2012: $50.6 million) are exposed to foreign exchange fluctuations. The method used in the sensitivity analysis is to assume a change in the $/ZAR exchange rate. The closing ZAR to $ exchange rate for the year ending 31 December 2013 was ZAR9.87 (2012:ZAR8.53). A 10% change in the $/ZAR exchange rate at 31 December 2013 would have resulted in an increase/decrease of $5.0 million (2012: $5.1 million) in profit/(loss) and equity. The Group has no significant external exposure to foreign exchange risk. All loans and borrowings are denominated in ZAR (refer note 18).

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

The Group revenue amounts to $195,621,452 (ZAR1,828,237,870) and is exposed to commodity price fluctuations. The method used in the sensitivity analysis is to assume a change in the 4E basket price. A 10% change in the 4E basket price at 31 December 2013 would have resulted in an increase/decrease of $19.6 million in profit or loss and equity.

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

During the year the Group entered into an Advance on concentrate sales agreement to manage capital risk. (Please refer to liquidity risk section). There were no other changes to the Group’s approach to capital management during the year.

(vii) Summary of the carrying value of the Group’s financial instruments

At 31 December 2013	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust**	3,292,979	—
Trade and other receivables*	32,730,150	—
Cash and cash equivalents*	40,655,103	—
Restricted cash*	265,293	—
Loans and borrowings*	—	187,016,588
Trade and other payables*	—	36,923,487

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

At 31 December 2012	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust**	3,250,760	—
Trade and other receivables*	1,154,526	—
Cash and cash equivalents*	14,580,886	—
Restricted cash*	535,502	—
Loans and borrowings*	230,283	435,791,920
Trade and other payables*	—	14,319,136

*	Not measured at fair value and carrying amount is a reasonable approximation of the fair value due to the short-term to maturity.
**	Not measured at fair value and the carrying amount is a reasonable approximation of fair value due to this being cash deposits.

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include the fair value information for financial assets and financial liabilities not measured at fair value, if the carrying value is a reasonable approximation of the fair value.

	2013		2012
	Carrying value	Fair value (level 2)	Carrying value	Fair value (level 2)
Loans and borrowings	187,016,588	187,016,588	435,791,920	435,791,920

The carrying amount of loans and borrowings approximate fair value, as the loans were recognized at fair value on the 28 September 2012 and subsequently adjusted for all changes in drawdowns.

The contractual value of the loans and borrowings (financial liabilities at amortised cost) at 31 December 2013 was $225,463,195 (ZAR2,225,697,880) (2012:$ 554,659,611 (ZAR4,732,590,541)).

(a)	Valuation techniques and unobservable inputs:

The following table shows the valuation techniques used in measuring level 2 fair values, as well as the significant unobservable input used:

Type	Valuation technique	Significant unobservable inputs
Loans and borrowings	Discounted cash flows	Not applicable

(b)	Key assumptions:

•	JIBAR rates changing per quarter

•	Cash flow assumption changes per quarter

•	Drawdowns made in the quarter

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT

Summary

	2013	2012
Cost
Balance at beginning of year	856,549,652	876,764,628
Additions	278,200	2,563
Transferred from capital work-in-progress	41,942,185	40,632,355
Disposals	(2,982,768)	(934)
Adjustment to rehabilitation assets	2,697,102	1,391,080
Effect of translation	(118,438,167)	(62,240,040)

Closing Balance	780,046,204	856,549,652

Accumulated depreciation and impairment losses
Balance at beginning of year	108,092,747	77,840,208
Depreciation for the year	39,397,747	37,091,152
Disposals	(1,964,190)	(353)
Effect of translation	(16,658,582)	(6,838,260)

Closing Balance	128,867,722	108,092,747

Carrying value	651,178,482	748,456,905

2013	Total	Mining Development and Infrastructure	Plant and Equipment	Buildings	Motor Vehicles	Furniture and Fittings
Cost
Balance at beginning of year	856,549,652	708,159,785	97,125,875	46,689,356	4,023,134	551,502
Transfer between classes	—	132,671	(132,671)	—	—	—
Additions	278,200	278,200	—	—	—	—
Transferred from capital work-in-progress	41,942,185	37,291,369	3,209,728	378,776	1,037,835	24,477
Disposals	(2,982,768)	(2,547,828)	(80,094)	(49,299)	(305,547)	—
Adjustment to rehabilitation assets	2,697,102	2,697,102	—	—	—	—
Effect of translation	(118,438,167)	(98,082,194)	(13,343,352)	(6,351,687)	(584,811)	(76,123)

Closing Balance	780,046,204	647,929,105	86,779,486	40,667,146	4,170,611	499,856

Accumulated depreciation and impairment losses
Balance at beginning of year	108,092,747	86,442,543	13,145,963	5,239,931	2,788,850	475,460
Transfer between classes	—	121,611	(121,611)	—	—	—
Depreciation for the year	39,397,747	30,318,959	5,924,448	2,399,196	736,195	18,949
Disposals	(1,964,190)	(1,694,392)	(51,125)	(2,876)	(215,797)	—
Effect of translation	(16,658,582)	(13,252,132)	(2,096,333)	(838,531)	(406,072)	(65,514)

Closing Balance	128,867,722	101,936,589	16,801,342	6,797,720	2,903,176	428,895

Carrying Value	651,178,482	545,992,516	69,978,144	33,869,426	1,267,435	70,961

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

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

Key assumptions used in the value-in-use calculation of the impairment assessment of mining assets were the following:

•	Life-of-mine – 39 years (2012: 31 years)

•	South African real discount rate – 10.97% (2012: 9.64%)

•	Range of PGM prices – based on market expectations. Initial price of US$1,551/oz (2012: US$1,735/oz) for platinum in 2014.

•	Range of ZAR/US$ exchange rates – based on market expectations. Initial exchange rate of ZAR9.44/US$ used in 2014

•	Production of 4E ounces starts at 214,245 (2012: 197,101) ounces in 2014, building up to 374,327 (2012: 412,000) ounces in 2029 and gradually scales down towards the end of the life of mine.

•	Sensitivity analysis:

Sensitivity Analysis	WACC	90%	100% (Base NPV)	110%
Price (4E basket)	10.97%	567,505	819,389	1,066,467
Production	10.97%	674,074	819,389	963,658
Operating Cost	10.97%	922,920	819,389	714,087
WACC	10.97%	961,912	819,389	703,458
Capital	10.97%	839,532	819,389	799,194

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

8. CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni Mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	2013	2012
Balance at beginning of year	20,027,764	20,826,290
Additions	50,987,358	38,917,145
Transfer to property, plant and equipment	(41,942,185)	(40,632,355)
Capitalisation of borrowing costs	1,502,507	2,382,069
Effect of translation	(3,278,963)	(1,465,385)

	27,296,481	20,027,764

Capital work-in-progress is funded through cash generated from operations and available loan facilities (refer note 18).

9. OTHER INTANGIBLE ASSETS

Cost	2013	2012
Balance at beginning of year	2,898,047	3,113,175
Additions	—	—
Effect of translation	(393,165)	(215,128)

Balance at end of year	2,504,882	2,898,047

Accumulated amortisation and impairment losses
Balance at beginning of year	2,096,119	1,217,970
Amortisation for the year	387,422	1,001,726
Effect of translation	(305,009)	(123,577)

Balance at end of year	2,178,532	2,096,119

Carrying value	326,350	801,928

The intangible asset relates to the implementation of a SAP system throughout the Group during 2011. The asset is amortised on a straight line basis over ten years.

Change in estimate

On 31 May 2013, management assessed the remaining useful life of the SAP system and identified that the remaining useful life on 31 May 2013 was 10 years.

– this was done to bring the period over which the SAP system is amortised in line with the actual remaining useful life over which the SAP system will be used.

– the remaining useful life at the beginning of the year was therefore 10 years and 5 months.

The change in useful life of the SAP system had the following impact on amortisation, included in Cost of Sales:

	2013	Later
(Decrease)/increase in Amortisation	(326,350)	326,350

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

It is impractical to determine what the difference in future periods will be, as we do not know what the future exchange rates will be and therefore cannot determine the split between amortisation and exchange rate differences.

10. MINERAL PROPERTY INTERESTS

	2013	2012
Balance at beginning of year	11,903,918	12,370,437
Mineral property interests sold	(3,449,797)	—
Effect of translation	(841,678)	(466,519)

	7,612,443	11,903,918
Assets classified as held for sale:
Ga-Phasha	—	(3,836,670)
Boikgantsho	—	(30,589)

	—	(3,867,259)

	7,612,443	8,036,659

The Group’s mineral property interest consists of various early stage exploration projects as detailed below:

Ga-Phasha

The mineral title relating to the Ga-Phasha Project was held by Ga-Pasha Platinum Mines Proprietary Limited

On 13 December 2013, the Company sold two (Paschaskraal and De Kamp) of the four farms in GPM to RPM as part of the refinancing and restructuring plan of the Group and Klipfontein and Avoca were incorporated into Bokoni Mine .

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

On 13 December 2013, the Company sold the BPM mineral assets to RPM as part of the refinancing and restructuring plan of the Group.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

•

The existing joint operation (“JO”) between the parties is amended such that the current Rietfontein JO is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JO (“the Extended JO”).

•	Atlatsa will be entitled to appoint a member to the Extended JO technical committee and all technical programmes going forward will be carried out with input from Atlatsa.

•

Atlatsa is awarded a 6% free carried interest in the Extended JO, provided that the Extended JO contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Atlatsa has no financial obligations under the Extended JO terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Atlatsa. On delivery of the feasibility study, Atlatsa may elect to either:

-	Retain a participating interest of 6% in the Extended JO and finance its pro rata share of the project development going forward; or

-

Relinquish its participating interest of 6% in the Extended JO in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JO mineral properties.

11. GOODWILL

	2013	2012
Balance at beginning of the year	10,234,394	10,994,115
Effect of translation	(1,388,454)	(759,721)

	8,845,940	10,234,394

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

Opening balance	3,250,760	2,928,591
Contributions	431,999	461,681
Growth in environmental trust	78,427	85,312
Effect of translation	(468,207)	(223,825)

Closing balance	3,292,979	3,250,760

The non-current cash deposits are restricted in use as it is to be used exclusively for pollution control, rehabilitation and mine closure at the end of lives of the Group’s mines. Any shortfall is covered by RPM guarantee.

13. INVENTORIES

Consumables and concentrate	373,698	769,447

14. TRADE AND OTHER RECEIVABLES

Financial assets	2013	2012
Trade receivables	31,300,081	913,558
Other trade receivables	1,430,069	240,968

	32,730,150	1,154,526
Non-financial assets
Prepayments	1,046,385	1,213,925
Lease debtor	2,330	—
Value added tax	3,234	564,953
Employee receivables	—	337,901
Other receivables	—	1,095

	33,782,099	3,272,400

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

The Group has one major customer with an outstanding account within the agreed payment terms. As a result, no allowance for impairment losses has been recognised.

15. CASH AND CASH EQUIVALENTS

Bank balances	40,655,103	14,530,030
Cash on hand	—	50,856

	40,655,103	14,580,886

16. RESTRICTED CASH

Restricted cash – ESOP Trust	265,293	535,502

Restricted cash consist of cash and cash equivalents held by the Bokoni Platinum Mine ESOP Trust, which is not available to fund operations.

During the year, there were distributions to beneficiaries in terms of the trust deed to the value of $219,356 (ZAR2,036,732) (2012: $nil).

17. SHARE CAPITAL

Authorised and issued

	Number of shares
Common shares with no par value	201,888,472	201,888,472
B2 Convertible Preference shares of $0.1481 (ZAR1) each	115,800	115,800
B3 Convertible Preference shares of $0.1481 (ZAR1) each	111,600	111,600

The Company’s authorised share capital consists of an unlimited number of common shares without par value. During 2009 cumulative convertible “B” preference shares were issued to facilitate the acquisition of the 51% shareholding in Bokoni Holdco.

Share capital

Share capital	74,150,116	74,150,116
Share issue costs	(2,183,033)	(2,183,033)

	71,967,083	71,967,083

Treasury shares	4,991,726	4,991,726

Treasury shares relate to shares held by the ESOP Trust in Atlatsa, which is consolidated by the Group.

Convertible Preference shares	2013	2012
B2 Convertible Preference shares	17,150	17,150
B3 Convertible Preference shares	16,528	16,528
Share premium	162,876,322	162,876,322

	162,910,000	162,910,000

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

These preference shares are convertible upon the earlier of the date of receipt of a conversion notice from RPM and 1 July 2018.

A dividend will be declared on the last business day immediately prior to the conversion date, in terms of a formula set out in the preference share subscription agreement.

On 14 January 2014, these shares were converted as a result of the Group’s refinancing and restructuring plan. Refer note 37 for details.

18. LOANS AND BORROWINGS

RPM – Working Capital Facility (related party)	3,039,000	—
RPM – Consolidated facility (related party)	—	430,570,710
RPM – New Senior Debt Facility (related party)	176,691,263	—
RPM – Interest free loan (related party)	2,928,688	3,388,374
RPM – Shareholder loan (related party)	3,267,477	—
Other	1,090,160	1,832,836

	187,016,588	435,791,920
Short-term portion
RPM – New Senior Debt Facility (related party)	(75,975,000)	—
Other	(721,367)	(823,731)

	(76,696,367)	(823,731)

Non-current liabilities	110,320,221	434,968,189

The carrying value of the Group’s loans and borrowings changed during the year as follows:

	2013	2012
Balance at beginning of the year	435,791,920	745,552,722
Loan from RPM – OCSF	—	72,872,141
Loan from RPM – Consolidated Facility	68,921,455	—
Loan repaid – RPM	(620,494,506)	(111,307,515)
Loan from RPM – Transaction Cost Facility	749,000	—
Loan repaid – Transaction Cost Facility	(769,223)	—
Loans repaid – other	(695,785)	(1,048,243)
Loan from RPM – New Senior Debt Facility	237,770,925	—
Loan from RPM – Working Capital Facility	3,194,816	—
Loan from RPM – Shareholder loan	3,451,333	—
Commitment fee capitalised	—	(82,457)
Finance expenses accrued	57,227,112	84,546,911
Funding loan raised – RPM (related party)	—	315,612,211
Redemption of A Preference shares	—	(401,782,311)
Commitment fee liability	—	82,457
De-recognition of OCSF and Senior funding loan	—	(682,365,807)
Recognition of consolidated facility	—	682,365,807
Fair value loss/(gain) on additional draw downs of Consolidated Facility	(25,900,282)	—
AG8 adjustments on Consolidated Facility	(8,512,338)	(215,470,758)
Derecognition of facility at a Bokoni Holdco and Plateau level	133,100,219	—
Fair value loss/(gain) on recognition of New Senior Debt Facility	(51,586,902)	—
Fair value loss/(gain) on additional draw down of New Senior Debt Facility	(748,112)	—
Effect of translation	(44,482,992)	(53,183,238)

Balance at end of the year	187,016,588	435,791,920
Short-term portion
RPM – New Senior Debt Facility	(75,975,000)	—
Other	(721,367)	(823,731)

	(76,696,367)	(823,731)

Non-current portion	110,320,221	434,928,189

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

The fair value adjustments of the consolidated facility and New Senior Debt facility and subsequent adjustments are made up of the following:

Fair Value gain – owners of the company	(60,614,173)	(102,291,808)
Fair value (gain)/loss – Non-controlling interest (refer note 24)	(17,621,123)	(127,814,103)
Subsequent adjustments (refer note 24)	129,159,136	14,635,153

	50,923,840	(215,470,758)

The terms and conditions for the outstanding borrowings at 31 December 2013 are as follows:

Senior Term Loan Facility (subsequently recognised as part of the “Consolidated facility”)

On 28 April 2011, the Senior Term Loan Facility with Standard Chartered Bank (“SCB”) and FirstRand Bank acting through its division, Rand Merchant Bank (“RMB”) was ceded to Anglo Platinum through its subsidiary, RPM. The outstanding interest rate swap was settled with funding obtained from RPM.

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

The first phase of the Restructure Plan involved an amendment to the terms of the Senior Term Loan Facilities Agreement (now a consolidated facility) dated 12 June 2009 between Plateau, as borrower and RPM, as lender to increase the total loan facility available by approximately $268.4 million (ZAR2.65 billion). The additional loan proceeds were used to repay the existing OCSF and fund share subscriptions by Plateau into Bokoni Holdco and by Bokoni Holdco into Bokoni Mine (the “Share Subscriptions”) for the purpose of repayment of certain existing loan facilities by Plateau, Bokoni Holdco and Bokoni Mine.

The interest rate payable on the debt owing was reduced to an annual effective rate of 6.27% (linked to the 3-month JIBAR) from the current effective rate of 12.31%. Due to the significant change in the terms of the loan, the Senior Term Loan Facility was derecognised and a new loan recognised at fair value – the Consolidated facility.

On 27 March 2013, as part of Phase Two of the Restructure Plan, RPM agreed to make additional facilities available to the Company when, amongst other things, the conditions precedent to such draw downs were met. Due to the delay in the conditions precedent being met, on 28 May 2013, the parties signed an Amendment Agreement, making available $21.8 million (ZAR215.7 million) of the additional facilities.

On 12 December 2013, the conditions precedent were met and on 13 December 2013, the Consolidated facility was repaid and the additional facilities were made available under the New Senior Debt Facility. The repayment terms of the New Senior Debt Facility include quarterly cash sweeps when cash is available with the debt to be reduced to $101.3 million by 31 December 2018, $50.7 million by 31 December 2019 and fully repaid by 31 December 2020.

The covenants relating to the New Senior Debt Facility were waived by RPM until 31 December 2014.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

RPM – Funding Loans (subsequently recognised as part of the “Consolidated facility”)

This loan was between RPM and Bokoni Holdco and consisted of the retention of the original RPM loans for an amount of $56.3 million (ZAR480.3 million)

As a result of the changes to the Senior Term Loan Facility, the commencement of the repayments of the $56.3 million was also deferred by one year from 31 January 2013 to 31 January 2014 and is payable in semi-annual instalments. The unpaid principal balance would bear interest at the interest rate and on the same terms as the revised Senior Term Loan Facility ceded by SCB to Anglo Platinum. The total facility had also been increased from $84.4 million (ZAR720 million) to $104.7 million (ZAR893 million).

On 28 September 2012, the loan was derecognised as a result of the significant change in the terms of the loan and a new loan was recognised at fair value – called the Consolidated facility.

RPM – OCSF (subsequently recognised as part of the “Consolidated facility”)

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

On 28 September 2012, the loan was derecognised as a result of the significant change in the terms of the loan and a new loan was recognised at fair value – called the Consolidated facility

RPM – New Senior Debt Facility

As at 31 December 2013, the facility under the New Senior Debt Facility is $233 million (ZAR2,300 million).

On 13 December 2013 with the implementation of Phase II of the Restructure Plan, the Consolidated Facility was converted to the New Senior debt facility and one of the implementation steps was to make a repayment under the consolidated facility by drawing down on the New Senior Debt facility, to give effect to the revised terms of the facility.

The repayment terms of the New Senior Debt Facility, includes quarterly cash sweeps, when cash is available. Atlatsa will be required to reduce the New Senior Debt Facility owing to RPM to an outstanding balance (including capitalized interest) of $101.3 million (ZAR1 billion) as at 31 December 2018, and $50.7 million (ZAR500 million) as at 31 December 2019 and zero at 31 December 2020.

RPM – Working Capital Facility

On 13 December 2013, Plateau and RPM entered into a Working Capital Facility whereby RPM will make a maximum of $3.0 million (ZAR30 million) per year available to Plateau during each of 2013, 2014 and 2015 for an aggregate facility of $9.1 million (ZAR90 million), including capitalized interest to fund Atlatsa’s corporate and administrative expenses through to 2015.

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $9.1 million (ZAR90 million) at any time. Atlatsa cannot pay any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility will be repayable in full by 31 December 2018.

The Company was not entitled to the Working Capital Facility until, amongst other things, the conditions precedent to implement Phase Two had been met (which were only met on 12 December 2013).

Prior to implementation of Phase Two of the Restructure Plan and as an interim measure pursuant to closing of the Restructure Plan, the parties agreed to a Transaction Cost Loan Agreement, as signed and implemented on 28 May 2013. A facility of $2.3 million (ZAR22.5 million) was made available under this agreement. The additional facility of $11.1 million (ZAR110 million) under the Amendment Agreement, implemented on 28 May 2013 was inclusive of the $2.3 million (ZAR22.5 million) provided for under the Transaction Cost Loan Agreement.

As at 30 September 2013 a draw down of $0.7 million (ZAR7 million) was made under the Transaction Cost Loan Agreement. On 13 December 2013 the $0.7 million (ZAR7 million) inclusive of interest was repaid from the draw down on the Working Capital Facility.

Please refer to the going concern note for further information regarding the Working Capital facility.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

RPM – Interest-free loan

This loan is between RPM and Bokoni Holdco. The loan is interest-free and repayable 12 months and 1 day after requested by RPM.

RPM – Shareholder loan

The treatment of this shareholder’s loan is to be decided by the Bokoni Holdco Board of Directors as per the Bokoni Holdco Shareholders Agreement. This loan bears no interest and no repayment terms.

Other

This loan is between Plateau and the Deloitte Mining Shared Service Centre (“DMSSC”) relating to the financing of the SAP system (refer note 9). The loan bears interest at prime (8.5% at 31 December 2013) plus 2% and is payable in quarterly instalments starting 31 March 2011.

Security

The Senior Term Loan Facility was secured through various security instruments, guarantees and undertakings provided by the Group against 51% of the cash flows generated by the Bokoni Mine, together with 51% of the Bokoni Mine asset base. The New Senior Debt Facility is secured in the same manner as the Senior Term Loan Facility. Refer note 37 for events after the reporting date.

The Group’s debt is denominated in ZAR, which is translated to the presentation currency of the Company.

19. DEFERRED TAX

Deferred tax liabilities and assets on the statement of financial position relate to the following:

	2013	2012
Deferred tax liabilities
Property plant and equipment (including capital work-in-progress)	191,993,931	214,355,251
Prepayments	275,213	289,060
Environmental trust fund contributions	756,400	742,633
Fair value gain on consolidated debt facility	21,966,118	20,552,705

Gross deferred tax liability	214,991,662	235,939,649
Deferred tax assets
Provision for environmental liabilities	(3,108,143)	(2,740,214)
Unredeemed capital expenditure	(50,291,274)	(41,839,861)
Accrual for employee leave liabilities	(1,355,126)	(1,080,158)
Liability for share-based compensation	(963,445)	(154,345)
Calculated tax losses	(43,498,036)	(47,783,999)
Deferred tax asset not recognised	8,743,744	—

Gross deferred tax asset	(90,472,280)	(93,598,577)

Net deferred tax liability	124,519,382	142,341,072

The movement in the net deferred tax liability recognised in the statement of financial position is as follows:

Balance at beginning of year	142,341,072	144,032,213
Current year	(3,190,180)	6,069,415
Prior year adjustment	—	2,530,794
Fair value gain/(loss) recognised directly in equity	(2,325,969)	34,261,529
Effect of translation	(12,305,606)	(44,552,879)

	124,519,382	142,341,072

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

As at 31 December the Group had not recognised the following net deferred tax assets:

	2013	2012
Deferred tax assets	(35,527,483)	16,098,160
The unrecognised temporary differences are:
Unredeemed capital expenditure	1,421,345	1,644,438
Tax losses	(37,659,097)	12,930,100
Other deductible temporary differences	2,749,613	2,536,651
Foreign exchange losses	(2,039,344)	(1,013,029)

	(35,527,483)	16,098,160

Deferred tax assets have not been recognised for the above temporary differences as it is not probable that the respective Group entities to which they relate will generate future taxable income against which to utilise the temporary differences.

Gross calculated tax losses expire as follows:

2014-2018	(2,715,067)	(4,456,781)
Thereafter	(10,977,393)	(11,271,792)
Indefinitely	(183,158,562)	(200,495,074)

	(196,851,023)	(216,223,647)

20. PROVISIONS

Non-current provisions	2013	2012
Rehabilitation provision
Balance at beginning of the year	9,786,479	8,383,708
Capitalised to property, plant and equipment	2,697,102	1,391,080
Unwinding of interest	647,680	672,204
Transferred to income statement	(554,417)	—
Effect of translation	(1,476,333)	(660,513)

Balance at end of year	11,100,511	9,786,479

Future net obligations
Undiscounted rehabilitation cost	18,797,660	13,511,417
Amount invested in environmental trust fund (refer note 12)	(3,292,979)	(3,250,760)

Total future net obligation – Undiscounted	15,504,681	10,260,657

The Group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions as well as the proceeds on sale of assets and metals from plant clean-up at the time of mine closure.

Key assumptions used in determining the provision:

Discount period – Underground	26.5 years	27.5 years
Discount period – Opencast mine	10 years	—
South African discount rate (risk free rate)	8.2%	7.2%
South African inflation	5.5%	6.0%

The method used in the sensitivity analysis is to assume a change in basis points. The change in basis point is applied to one variable while the other variable remains constant.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

Sensitivity – change in provision	Inflation rate (discount rate constant)	Inflation rate (discount rate constant)
1% increase	2,291,298	2,883,347
1% decrease	(1,860,610)	(2,245,647)

	Discount rate (inflation rate constant)	Discount rate (inflation rate constant)
1% increase	(1,803,212)	(2,204,478)
1% decrease	2,250,392	2,875,672

21. TRADE AND OTHER PAYABLES

	2013	2012
Financial liabilities
Trade payables	25,485,317	4,737,638
Other payables	11,438,170	9,581,498

	36,923,487	14,319,136
Non-financial liabilities
Payroll accruals	2,387,606	1,579,747
Leave liabilities	3,785,549	4,504,703
Share-appreciation rights	3,359,180	376,648
Lease accrual	681,323	2,690
Value added tax	24,741,810	105,711

	71,878,955	20,888,635

22. REVENUE

Revenue from mining operations by commodity:

	2013	2012	2011
Platinum	120,127,718	72,048,362	85,146,242
Palladium	38,233,831	19,887,921	23,999,481
Rhodium	8,404,880	6,097,887	9,910,678
Nickel	14,684,989	9,870,789	14,414,240
Other	14,170,034	9,652,372	10,936,075

	195,621,452	117,557,331	144,406,716

Revenue consists of the sale of concentrate to RPM (a related party).

23. COST OF SALES

Cost of sales includes:
Labour costs	89,037,773	80,915,283	86,226,560
Stores costs	39,065,648	29,147,878	33,519,868
Power and compressed air	13,958,444	12,057,211	11,871,488
Contractors cost	29,155,947	14,723,372	18,059,940
Other costs	22,767,295	21,581,660	19,174,646
Inventory movement	422,723	(38,257)	(855,227)
Depreciation	39,368,466	37,000,404	41,969,530

	233,776,296	195,387,551	209,966,805

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

24. FAIR VALUE GAIN ON CONSOLIDATED FACILITY

In the prior year, Atlatsa and Anglo Platinum announced the completion of the first phase (“Phase One”) of the restructure plan for the refinancing, recapitalisation and restructure of the Group. In terms of Phase One of the Restructure Plan, the Senior Term Loan Facility Agreement dated 12 June 2009 between the Company as borrower, and RPM as lender, was amended to increase the total amount available, and this amount was utilised to repay the amounts owed to RPM under the Operating Cash Shortfall Facility (“OCSF”).

Atlatsa and RPM subscribed for ordinary share capital in Bokoni Holdco ($205.5 million and $19.5 million respectively) and the proceeds were used to redeem the existing “A” Preference Share Facility that was outstanding to RPM. These transactions resulted in all outstanding debt owing to RPM being consolidated into one single facility (the “Consolidated Debt Facility”) on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing from an effective annual cash flow interest rate of 12,31% to 6.27% (linked to the 3 month JIBAR rate – 5.13% at 31 December 2012).

As a result of this debt consolidation and associated interest rate adjustment the Company has recognised a fair value gain of $90.6 million (ZAR 742.5 million) in its 2012 financial statements, representing the fair value difference between the Company’s new costs of borrowing under the Consolidated Debt Facility when compared to a market related cost of borrowing available to the Company.

On 13 December 2013 Atlatsa and Anglo Platinum announced the completion of the Phase Two of the Restructure Plan for the refinancing, recapitalisation and restructure of the Group. In terms of Phase Two of the Restructure Plan, the New Senior Debt Facility between the Company as borrower, and RPM as lender, was amended to increase the total amount available, and this amount was utilised to repay the amounts owed to RPM under the Consolidated Debt Facility.

As a result of this debt consolidation and associated interest rate adjustment, the Company has recognised fair value gains and AG8 adjustments of $47,9 million (ZAR448.6 million) in its 2013 financial statements, representing the fair value difference between the Company’s new costs of borrowing under the New Senior Debt Facility compared to a market related cost of borrowing available to the Company.

2013	Through profit/loss (Owners of the Company)	Through profit/loss (Non- Controlling interest)	Total – through profit/loss	Directly in equity (Non- controlling interest)
Fair value gain of draw downs on Consolidated Facility	(8,279,158)	(17,621,123)	(25,900,281)	—
AG8 adjustments on Consolidated Facility	(8,517,641)	5,302	(8,512,339)	—
Derecognition of facility between RPM and Bokoni Holdco	38,748,472	—	38,748,472	94,351,747
Deferred tax impact on fair value of loans recognized in equity	—	—	—	4,571,259
Fair value gain on recognition of New Senior Debt Facility	(51,586,902)	—	(51,586,902)	—
Fair value gain of draw downs on the New Senior Debt Facility*	(748,112)	—	(748,112)	—

	(30,383,341)	(17,615,821)	(47,999,162)	98,923,006

*	Movement related to Non-controlling interest is due to changes in the fair value of a shareholders loan being accounted for directly in equity

The AG8 adjustment relates to revised estimates of payments and receipts (cash flows) by the end of 31 December 2013 as compared to cash flows used in computing the fair value at 13 December 2013.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

2012	Through profit/loss (Owners of the Company)	Through profit/loss (Non- Controlling interest)	Total – through profit/loss	Directly in equity (Non- controlling interest)
Day 1 fair value gain on Consolidated Debt Facility	102,291,808	—	102,291,808	127,814,103
Effect of translation	2,932,480	—	2,932,480	—
AG8 adjustments	(10,725,589)	(3,909,563)	(14,635,152)	—

	94,498,699	(3,909,563)	90,589,136	127,814,103

25. FINANCE INCOME

Interest received – Financial assets at amortised cost	2013	2012	2011
Platinum Producers’ Environmental Trust	78,427	85,312	82,685
Bank accounts	252,164	296,950	662,905

	330,591	382,262	745,590

26. FINANCE EXPENSES

	2013	2012	2011
Financial liabilities at amortised cost
“A” Preference shares (related party)	—	33,258,103	47,409,220
OCSF and funding facilities (related party)	—	24,209,389	30,903,663
Senior Term Loan Facility (related party)	—	12,274,479	9,132,826
Consolidated debt facility	55,837,155	14,180,371	—
New Senior Debt Facility	1,197,435	—	—
Working Capital Facility	15,328	—	—
Transaction Cost Facility	20,223	—	—
Interest on fair value of interest rate swap	—	—	546,169
Other	177,758	244,314	702,438

	57,247,899	84,166,656	88,694,316

Non-financial liabilities
Notional interest – rehabilitation provision	647,680	672,204	644,045
Commitment fees on OCSF	-	380,409	631,838
Transaction costs	—	—	3,852,116

	647,680	1,052,613	5,127,999

Total finance costs before interest capitalised	57,895,579	85,219,269	93,822,315
Interest capitalised	(1,502,507)	(2,382,069)	(1,777,431)

Total finance costs	56,393,072	82,837,200	92,044,884

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation during the year is 13.94% (2012: 12.6%).

27. PROFIT/(LOSS) BEFORE INCOME TAX

Loss before income tax as stated includes the following:

Operating lease expense – buildings	164,189	227,869	275,450
Restructuring costs	—	—	44,323
Share-based payment expense – equity settled	21,783	309,769	2,140,038
Share-based payments expense – cash settled	(837,758)	(389,858)	(437,152)
Interest rate swap fair value	—	—	2,550,958
Depreciation and amortisation	39,785,169	38,092,878	43,224,377

28. INCOME TAX

SA normal taxation
Capital Gains Tax	7,043,536	—	—
Current tax – prior year	—	162,375	—
Deferred tax – prior year	—	6,069,415	—
Deferred tax – current year	(3,190,116)	2,530,794	32,667,499
Securities Transfer Tax	—	1,801,294	—

	3,853,420	10,563,878	32,667,499

Tax rate reconciliation:
	2013	2012	2011
Statutory Canadian tax rate	25.75%	25%	26.50%
Other disallowed expenditure	0.07%	0.96%	(0.17%)
Transaction costs disallowed	0.52%	(0.20%)	(0.57%)
Preference dividends disallowed	—	(10.96%)	(6.92%)
Non taxable income	(45.03%)	—	—
Equity settled share based compensation	0.29%	(0.51%)	(0.32%)
Investment income not taxable	(0.02%)	0.03%	0.01%
Tax adjustments – prior year	—	(7.32%)	—
Deferred tax assets not recognised	14.37%	(2.27%)	(1.81%)
Securities Transfer Tax	—	(2.12%)	—
Capital gains tax	6.79%	—	—
Recoupment of finance expense	—	(18.17%)	—
Effect of rate differences	0.98%	3.12%	1.04%

Effective taxation rate	3.72%	(12.44%)	17.76%

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

29. OTHER COMPREHENSIVE INCOME NET OF INCOME TAX

Components of other comprehensive income:

Foreign currency translation differences for foreign operations*	(27,068,629)	2,415,302	(7,913,856)
Effective portion of changes in fair value of cash flow hedges	—	—	1,602,501
Reclassification to profit or loss on settlement of cash flow hedge	—	—	2,521,654

	(27,068,629)	2,415,302	(3,789,701)

*	shown net of tax as there is no tax impact

Attributable to:

Owners of the Company	(613,130)	1,481,466	(1,994,738)
Non-controlling interest *	(26,455,499)	933,836	(1,794,963)

	(27,068,629)	2,415,302	(3,789,701)

*-	Relates to the foreign currency translation differences for foreign operations in 2013, 2012 and 2011.

30. EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2013 was based on the profit/(loss) attributable to owners of the Company of $199,492,438 (2012: ($18,717,839); 2011: ($81,928,814)), and a weighted average number of common shares of 426,290,432 (2012: 424,791,411; 2011: 424,783,603).

At 31 December 2013 share options were excluded in determining diluted weighted average number of common shares as all the options were significantly undervalued and were not exercised. (2012 and 2011, share options were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.)

Issued common shares at 1 January	201,888,473	201,888,473	201,813,473
Effect of shares issued in financial year	—	—	67,192
Treasury shares	(2,998,041)	(4,497,062)	(4,497,062)
Convertible “B” Preference shares – issued on 1 July 2009	227,400,000	227,400,000	227,400,000

Weighted average number of common shares at 31 December	426,290,432	424,791,411	424,783,603

The basic earnings per share for the year ended 31 December 2013 was 47 cents (2012: (4 cents); 2011: (19 cents)).

The calculation of diluted earnings per share for the year ended 31 December 2013 was based on the profit/(loss) attributable to owners of the Company of $199,492,438 (2012: ($18,717,839); 2011: ($81,928,814)), and a weighted average number of common shares of 429,288,473 (2012: 424,791,411; 2011: 424,783,603).

At 31 December 2013 share options were excluded in determining diluted weighted average number of common shares as all the options were significantly undervalued and were not exercised. (2012 and 2011, share options were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.)

Issued common shares at 1 January	201,888,473	201,888,473	201,813,473
Effect of shares issued in financial year	—	—	67,192
Treasury shares	—	(4,497,062)	(4,497,062)
Convertible “B” Preference shares – issued on 1 July 2009	227,400,000	227,400,000	227,400,000

Weighted average number of common shares at 31 December	429,288,473	424,791,411	424,783,603

The diluted earnings per share for the year ended 31 December 2013 was 46 cents (2012: (4 cents); 2011: (19 cents)).

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

31. CASH GENERATED (UTILISED) BY OPERATIONS

	2013	2012	2011
Profit/(loss) before income tax	103,722,697	(85,002,992)	(180,532,047)
Adjustments for:
Finance expense	56,393,072	82,837,200	92,044,884
Finance income	(330,591)	(382,262)	(745,590)
Non-cash items:
Depreciation and amortisation	39,785,169	38,092,878	43,224,377
Equity-settled share-based compensation	799,726	1,346,509	2,140,038
Loss on disposal of property, plant and equipment	(170,402,784)	581	339,068
Settlement of cash flow hedge	—	—	2,550,958
AG8 Adjustments	(47,999,163)	(90,589,136)	—
Balance due on sale of mineral properties	3,103,227	—	—
Rehabilitation adjustment	(554,415)	—	—
Other	—	—	69,200

Cash utilised before ESOP* transactions	(15,483,062)	(53,697,222)	(40,909,112)
ESOP cash transactions (restricted cash)	307,614	312,510	836,081

Cash utilised before working capital changes	(15,175,448)	(53,384,712)	(40,073,031)
Working capital changes
(Increase)/decrease in trade and other receivables (i)	(32,914,115)	22,816,980	3,357,055
Increase/(decrease) in trade and other payables (ii)	56,906,061	(659,223)	(3,747,138)
Decrease/(increase) in inventories (iii)	307,756	(38,257)	(855,227)

Cash generated/(utilised) by operations	9,124,254	(31,265,212)	(41,318,341)

*	Employee Share Option Scheme

(i)	(Increase)/decrease in trade and other receivables

Opening balance	3,272,400	27,048,591	36,190,110
Closing balance	(33,782,099)	(3,272,400)	(27,048,591)

Movement for the year	(30,509,699)	23,776,191	9,141,519
Effect of translation	(2,404,416)	(959,211)	(5,784,464)

	(32,914,115)	22,816,980	3,357,055

(ii)	Increase/(decrease) in trade and other payables

Opening balance	(20,888,631)	(23,125,587)	(31,844,332)
Closing balance	71,878,950	20,888,631	23,125,587

Movement for the year	50,990,319	(2,236,956)	(8,718,745)
Effect of translation	5,915,742	1,577,733	4,971,607

	56,906,061	(659,223)	(3,747,138)

(iii)	Decrease/(increase) in inventories

	2013	2012	2011
Opening balance	769,447	787,084	—
Closing balance	(373,698)	(769,447)	(787,084)

Movement for the year	395,749	(17,637)	(787,084)
Effect of translation	(87,993)	(20,620)	(68,143)

	307,756	(38,257)	(855,227)

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

32. SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO (the Group’s chief operating decision maker) reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine – Mining of PGM’s.

•	Projects – Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects. Please refer to note 10 for the sale of mineral rights.

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

	31 December 2013			31 December 2012
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
Revenue	195,621,452	—	195,621,452	117,557,331	—	117,557,331
Cost of sales	(234,860,426)	—	(234,860,426)	(196,735,768)	—	(196,735,768)	(i	)
EBITDA	21,557,943	77,595,515	99,153,458	(60,985,577)	(36,943)	(61,022,520)	(ii	)
Profit/(loss) before income tax	(42,561,288)	77,595,515	35,034,227	(170,083,832)	(36,943)	(170,120,775)	(iii	)
Income tax	(140,414)	7,043,536	6,903,122	14,049,927	—	14,049,927	(iv	)
Depreciation and amortization	(38,949,245)	—	(38,949,245)	(35,567,022)	—	(35,567,022)	(v	)
Finance income	279,389	—	279,389	280,872	—	280,872	(vi	)
Finance expense	(25,449,376)	—	(25,449,376)	(73,812,106)	—	(73,812,106)	(vii	)
Total assets*	764,378,809	2,527,644	766,906,453	827,304,772	114,373,668	941,678,440	(viii	)
Additions to non-current assets	278,200	—	278,200	38,917,145	—	38,917,145	(ix	)
Total Liabilities	(59,024,036)	(42,785,419)	(101,809,455)	(270,285,274)	(13,877,671)	(284,162,945)	(x	)

*	includes all assets held for sale for 2012

Reconciliations of reportable segment cost of sales, EBITDA, profit or loss before income tax, income tax, depreciation, finance income, finance expense, assets, addition to non-current assets and liabilities:

	2013	2012
(i) Cost of sales
Total cost of sales for reportable segments	(234,860,426)	(196,735,768)
Corporate and consolidation adjustments	1,084,128	1,348,217

Consolidated cost of sales	(233,776,298)	(195,387,551)

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

(ii) EBITDA	2013	2012
Total EBITDA for reportable segments	99,153,458	(61,022,520)
Net finance expense	(56,393,072)	(82,454,938)
Depreciation and amortisation	(39,785,169)	(38,092,878)
Corporate and consolidation adjustments	100,747,480	96,567,344

Consolidated profit/(loss) before income tax	103,722,697	(85,002,992)

(iii) Profit/(Loss) before income tax
Total profit/(loss) before tax for reportable segments	35,034,227	(170,120,775)
Corporate and consolidation adjustments	68,688,470	85,117,783

Consolidated profit/(loss) before income tax	103,722,697	(85,002,992)

(iv) Income tax
Taxation for reportable segments	6,903,122	14,049,927
Corporate and consolidation adjustments	(3,049,702)	(24,613,805)

Consolidated taxation	3,853,420	(10,563,878)

(v) Depreciation
Depreciation for reportable segments	(38,949,245)	(35,567,022)
Corporate and consolidation adjustments	(835,924)	(2,525,856)

Consolidated depreciation	(39,785,169)	(38,092,878)

(vi) Finance income
Finance income for reportable segments	279,389	280,872
Corporate and consolidation adjustments	51,202	101,390

Consolidated finance income	330,591	382,262

(vii) Finance expenses
Finance expense for reportable segments	(25,449,376)	(73,812,106)
Corporate and consolidation adjustments	(30,943,696)	(9,025,094)

Consolidated finance expense	(56,393,072)	(82,837,200)

(viii) Total assets
Assets for reportable segments	766,906,453	941,678,440
Corporate and consolidation adjustments	6,722,956	(127,613,111)

Consolidated assets	773,629,409	814,065,329

(ix) Additions to non-current assets
Additions to non-current assets for reportable segments	278,200	38,917,145
Corporate and consolidation adjustments	—	21,010

Consolidated additions to non-current assets	278,200	38,938,155

(x) Total liabilities
Liabilities for reportable segments	(101,809,455)	(284,162,945)
Corporate and consolidation adjustments	(292,705,976)	(324,645,161)

Consolidated liabilities	(394,515,431)	(608,808,106)

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

33. SHARE OPTIONS

33.1 Equity-settled options

The Group has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 (2012: 32,600,000) common shares. As at 31 December 2013, 5,110,000 options were outstanding and 27,490,000 options remained available to be granted. On 30 June 2009 the Company obtained shareholder and stock exchange approval to decrease the exercise price to C$1.29 per option for 8,061,000 share options, including stock options granted to certain insiders of the Company pursuant to repricing. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted. The continuity of share purchase options is as follows:

	Weighted average exercise price	Number of options	Contractual weighted average remaining life (years)
Balance – 31 December 2011	$1.11	12,162,667	2.89
Granted	—	—
Exercised	—	—
Cancelled	1.09	(246,667)
Expired	1.27	(3,983,000)

Balance – 31 December 2012	$1.03	7,933,000	2.14
Granted	—	—
Exercised	—	—
Cancelled	—	—
Expired	1.21	(2,823,000)

Balance – 31 December 2013	$0.93	5,110,000	2.24

Options outstanding and exercisable at 31 December 2013 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
25 June 2014	$0.96	550,000	550,000	0.5
30 November 2016	$0.84	4,060,000	4,060,000	2.9
1 May 2017	$1.61	500,000	500,000	3.3

Total		5,110,000	5,110,000

Weighted average exercise price		$0.93	$0.93

The exercise prices of all share purchase options granted during the year were equal to or greater than the market price at the grant date. Using the Black-Scholes option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the statement of changes in equity.

The share-based payments expense recognised during the year ended 31 December 2013 was $21,783 (2012: $309,769; 2011: $1,156,036).

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

The assumptions used to estimate the fair value of options granted during the year were:

	2013	2012	2011
Canadian risk-free interest rate	2.8%	2.8%	2.8%
Expected life	5-7 years	5-7 years	5-7 years
Volatility	83%	83%	83%
Forfeiture rate	0%	0%	0%
Expected dividends	Nil	Nil	Nil

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

A third of the SARs granted are exercisable annually from the grant date with an expiry date of 4 years from the grant date for senior management and 5 years for lower and middle management. The offer price of these SARs equaled the closing market price of the underlying shares on the trading date immediately preceding the granting of the SARs.

Vested shares	1,647,770	1,997,268	—

Share appreciation rights granted (all unvested at year-end)	15,166,658	15,327,601	6,294,869

Vesting year of unvested share appreciation rights:

Within one year	5,558,728	5,636,401	2,396,801
One to two years	7,048,597	5,273,200	2,025,134
Two to three years	2,559,333	4,418,000	1,872,934

Total number of shares unvested	15,166,658	15,327,601	6,294,869

The value of the SARs expensed in the year ended 31 December 2013 was calculated as $1,024,512 (2012: $nil; 2011: $437,152; 2010: $947,176). Value of vested shares in 2013 was $368,828.

The assumptions used to estimate the fair value of the SARS granted during the year were:

South African risk-free rate	5.0% – 7.3%	4.9% – 5.8%	6.4%
Volatility	88% – 113%	82% – 106%	85.1%
Share Price	0.50	0.15	0.45
Weighted average exercise price	0.23	0.2	0.5
Forfeiture rate	0%	0%	0%
Expected dividends	Nil	Nil	Nil

The only vesting conditions for the scheme are that the employees should be in the employment of the Group.

The volatility of the shares were calculated with the equally weighted standard approach of calculating volatility by using available historical information on the share price for Atlatsa equal to the term to maturity of the scheme.

The risk free rates were obtained from the bootstrapped zero coupon perfect fit swap curve as at 31 December 2013, sourced from the Bond Exchange of South Africa

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

33.3 Equity settled—Bokoni Platinum Mine ESOP Trust

Prior to the acquisition of Bokoni on 1 July 2009, certain employees of Bokoni were part of the Anglo Group Employee Empowerment Scheme (“Kotula Scheme”). When Atlatsa acquired Bokoni, Anglo Platinum and Atlatsa replaced the Kotula Scheme with the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”), which has similar participation benefits to the Kotula Scheme.

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

The ESOP Trust shall dispose of the shares held in Atlatsa to the beneficiaries as follows:

•	One third vested in proportion to the beneficiaries units on 16 May 2013;

•	Half of the remaining balance of ordinary shares will vest in proportion to their interest on 16 May 2014; and

•	The remaining balance of ordinary shares will vest in proportion to their interest on 16 May 2015.

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

At 31 December the following units were allocated:

	2013	2012	2011
Total units available for allocation	70,000,000	70,000,000	70,000,000
Allocation 1 July 2009	(20,078,634)	(20,078,634)	(20,078,634)
Allocation 31 March 2010	(10,282,759)	(10,282,759)	(10,282,759)
Allocation 31 March 2011	(10,666,586)	(10,666,586)	(10,666,586)
Allocation 31 March 2012	(11,081,905)	(11,081,905)
Allocation 31 March 2013	(11,081,905)

Total units available for allocation at 31 December	6,808,211	17,890,116	28,972,021

Units forfeited	1,378,332	1,535,309	1,492,429
South African risk free rate	6.4%	6.4%	6.7%
Forfeiture rate	5%	5%	5%
Expected dividends	Nil	Nil	Nil
Exercise price	Nil	Nil	Nil
Share price at grant date (ZAR)	8.00	7.00	11.10

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

The share-based payment expense recognised during the year ended 31 December 2013 was $955,704 (2012: $877,546; 2011: $984,002).

34. CONTINGENCIES

Deep Groundwater Pollution

The company has identified a future pollution risk posed by deep groundwater in certain underground shafts. Various studies have been undertaken by Bokoni Mine since 2012. In view of the documentation of current information for the accurate estimation of the liability, no reliable estimate can be made for the obligation.

35. RELATED PARTIES

Relationships

Related party	Nature of relationship

RPM

The Group concluded a number of shared services agreements between Bokoni and RPM, a wholly owned subsidiary of Anglo Platinum and a 49% shareholder in Bokoni Holdco. Pursuant to the terms of various shared services agreements, the Anglo Platinum group of companies will continue to provide certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo Platinum group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services. RPM also provides debt funding to the Group and purchases all of the Group’s PGM concentrate.

Atlatsa Holdings	Atlatsa Holdings is the Company’s controlling shareholder.

Key management	All directors directly involved in the Atlatsa Group and certain members of top management at Bokoni and Plateau.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

Related party balances
		2013	2012
RPM	Loans and Borrowings (refer note 18)	(185,926,441)	(433,959,084)
	Trade and other payables	(15,546,290)	(1,149,533)
	Trade and other receivables	3,035,968	913,558
	Convertible preference shares (refer note 17)

Atlatsa Holdings	Convertible preference shares (refer note 17)

Related party transactions

RPM	Revenue (refer note 22)	(195,621,452)	(117,557,331)
	Finance expense (before interest capitalised)	57,070,142	81,115,550
	Administration expenses	—	661,494
	Cost of sales	58,026,729	45,901,635
	Costs capitalised to capital work-in-progress	9,224,910	7,851,315
	Profit on sale of assets #	171,113,399	—
	Fair value gain on Consolidated Debt Facility (refer note 24)	47,999,162	90,589,136

# The Profit on sale of fixed asset is brought about by the sale of mineral assets (as described in Note 10) to RPM. The actual consideration for the sale was $174.6 million (ZAR 1.7 billion) of which $171.6 million (ZAR 1.67 billion) was received by year-end.

Included in non-controlling interest is a fair value gain on de-recognition of the debt facility between Bokoni Holdco and RPM of $98,923,006.

Also refer to note 37 for the transaction with Anglo Platinum, RPM’s holding company.

Key Management Compensation

Remuneration for executive directors and key management
- Salaries	3,414,860	3,483,677
- Short-term benefits	1,655,880	723,609
- Restructuring	—	—
- Share options	21,783	259,387
- Cash settled share-based payments	837,758	—
- Remuneration for non-executives	348,408	334,985

	6,278,689	4,801,658

36. COMMITMENTS

	2013	2012
Contracted for	13,808,613	3,417,123
Not yet contracted for	16,965,588	10,831,638

Authorised capital expenditure	30,774,201	14,248,761

The committed expenditures relate to property, plant and equipment and will be funded through cash generated from operations and available loan facilities.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

37. EVENTS AFTER THE REPORTING DATE

In January 2014, the Restructure Plan was finalised by completing the following:

•

Pelawan SPV converted all of its “B” Preference Shares in Plateau into 227.4 million common shares in the Company on January 14, 2014; RPM in turn converted its “B” Preference shares in Pelawan SPV for 115.8 million of the 227.4 million Atlatsa shares; and

•	RPM subscribed for 125 million common shares of the Company on January 31, 2014 to the value of $76.0 million (ZAR750.0 million).

The above subscription reduced the New Senior Debt Facility to $157.0 million (ZAR1,550 million).

Atlatsa Holdings, the Company’s majority shareholder acquired the 115.8 million Atlatsa common shares that RPM received on conversion of the “B” Preference shares from RPM on a vendor financed basis for $46.9 million (ZAR463 million).

Atlatsa Holdings will provide security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE (as defined below) shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals.

38. EMPLOYEE COSTS

Employee costs included in profit/(loss) for the year are as follows:

	2013	2012	2011
Salaries and wages and other benefits	91,766,785	83,552,252	90,109,090
Retirement benefit costs	315,949	366,621	442,633
Medical aid contributions	12,939	14,570	17,853
Employment termination costs	—	—	44,323
Share-based compensation – equity-settled	799,056	1,329,857	1,991,277
Share-based compensation – cash-settled	837,758	—	(437,152)

	93,732,487	85,263,300	92,168,024

39. GROUP ENTITIES

The following are the shareholdings of the Company in the various group entities:

Company	Country of Incorporation	2013	2012
N1C Resources Incorporation	Cayman Islands	100%	100%
N2C Resources Incorporation *	Cayman Islands	100%	100%
Plateau Resources Proprietary Limited *	South Africa	100%	100%
Bokoni Holdings Proprietary Limited *	South Africa	51%	51%
Bokoni Mine Proprietary Limited *	South Africa	51%	51%
Boikgantsho Proprietary Limited *	South Africa	51%	51%
Kwanda Proprietary Limited *	South Africa	51%	51%
Ga-Phasha Proprietary Limited *	South Africa	51%	51%
Lebowa Platinum Mine Limited * #	South Africa	51%	51%
Middlepunt Hill Management Services Proprietary Limited * #	South Africa	51%	51%

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

The following are the structured entities in the group:

Bokoni Platinum Mine ESOP trust**	South Africa	Consolidated structured entity	Consolidated structured entity
Bokoni Rehabilitation Trust***	South Africa	Consolidated structured entity	Consolidated structured entity
Bokoni Platinum Mine Community Trust****	South Africa	Unconsolidated structured entity	Unconsolidated structured entity

*-	Indirectly held
#-	These entities are dormant
**

The Atlatsa group provided the funding through Bokoni Mine to construct the trust and purchase shares in Atlatsa, but is not required to provide any further financial support to this entity. The purpose of the Trust is to facilitate a SBP arrangement on behalf of the group. Atlatsa has the right to appoint one trustee, who has the right to reject any decision made by the other trustees. Atlatsa therefore has power of the trust.

***

Atlatsa Group has power over the trust, as the sole trustee is a director of Atlatsa. All the cash resources kept by the trust is on behalf of Atlatsa, to be later utilised against any rehabilitation and decommissioning incurred.

****

As per the requirements of IFRS 10, we have considered the purpose and objective of the trust, and the Group has concluded that the power over the investee, exposure or rights to variable returns and the ability to use its power over the investee to affect the amount of the investor’s return does not reside with Atlatsa. This is due to Atlatsa having the right to appoint one trustee of the trust, but do not have the deciding vote, Atlatsa has no interest in/or power over the operations of the trust. The Atlatsa group is also not required to provide any financial support to the trust.

40. NON CONTROLLING INTEREST

The only non-controlling interest is the 49% shareholding of RPM in Bokoni Holdco (please refer to organogram). Bokoni Holdco owns the Group’s various mineral property interest and conducted in the Republic of South Africa in the Bushveld Complex.

	Note	2013	2012
Non controlling interest roll forward
Balance beginning of the year		224,049,827	(25,326,683)
Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	24	199,179,381	197,477,602
Loss for the year		(99,623,161)	(76,849,031)
Total other comprehensive income for the year	29	(26,455,499)	933,836
Fair value gain on initial recognition of debt facility		—	127,814,103
Fair value loss on de-recognition of debt facility	24	(98,923,006)

		198,227,542	224,049,827

The following is summarized financial information for the Bokoni Holdco subgroup, prepared in accordance with IFRS.

	2013	2012
Non-current assets	940,116,063	1,436,203,613
Current assets	73,851,830	16,326,936
Non-current liabilities	(123,388,538)	(257,708,463)
Current liabilities	(70,833,003)	(19,536,411)

Net assets	819,746,352	1,175,285,674

Revenue	195,621,452	117,557,331

Total comprehensive income (*)	(203,312,573)	(156,834,756)

Cash flows from operating activities	88,166	(31,272,857)
Cash flows from investment activities	131,497,258	(39,378,826)
Cash flows from financing activities	(101,770,828)	72,872,141

Net increase in cash and cash equivalents	29,814,596	2,220,458

*	As Bokoni Platinum Holdings (Pty) Ltd has no other comprehensive income, total comprehensive income is therefore equal to the loss for the year.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the years ended 31 December 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

GROUP ORGANOGRAM

*	Black Economic Empowerment
**	All mineral rights in name of the Company (Farms Drenthe and Witrivier) has been sold and transferred to RPM.
***

The mineral rights of the Company, specifically the Eastern Section (Farms Paschaskraal and De Kamp) has been sold and transferred to RPM, the Western Section were consolidated into the adjacent Bokoni Mine’s operations.

@	Dormant from December 13, 2013.
^	Bokoni Rehabilitation Trust is consolidated into Bokoni

Report of Independent Registered Public Accounting Firm The Board of Directors and Stockholders of Atlatsa Resources Corporation We have audited the accompanying consolidated statements of financial position of Atlatsa Resources Corporation (the “Corporation”) as of 31 December 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December 2013. We also have audited the Corporation’s internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and express an opinion on the Corporation’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlatsa Resources Corporation as of 31 December 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Atlatsa Resources Corporation maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Inc.

Registered Auditors

Johannesburg, South Africa

31 March 2014

ITEM 19	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.	Articles of the Company. (1)

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. (2)

4.02	Share Exchange Agreement between Pelawan and Atlatsa dated January 21, 2004. (2)

4.03	Shareholders Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of September 19, 2004. (3)

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006. (4)

4.05	The Settlement Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of December 28, 2006. (4)

4.06	Amending Agreement between Pelawan, Atlatsa and the Pelawan Trust, dated as of December 20, 2007. (6)

4.07	Sale of Concentrate Agreement between RPM and Bokoni Mine, dated December 21, 2007. (6)

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009. (6)

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo American Platinum, dated March 28, 2008, as amended on May 13, 2009. (6)

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine Proprietary Limited, dated March 28, 2008, as amended on May 13, 2009. (6)

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine Proprietary Limited (formerly Richtrau No. 207 Proprietary Limited), dated March 28, 2008, as amended on May 13, 2009. (6)

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 Proprietary Ltd dated March 28, 2008. (6)

4.14	Umbrella Services Agreement amongst Anglo American Platinum, Atlatsa and Holdco, dated March 28, 2008. (6)

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008. (6)

4.16	Atlatsa Shareholders Agreement among Atlatsa Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009. (6)

4.17	Exchange Agreement among Atlatsa, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009. (6)

4.18

Global Intercreditor Agreement between Atlatsa, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, Rustenburg Platinum Mines Limited, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated June 12, 2009. (6)

4.19	Senior Term Loan Facilities Agreement dated June 12, 2009 between Plateau, Standard Chartered Bank and Micawber 634 (Pty) Limited. (6)

4.20	Standby Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.21	RPM Funding Loan Agreement between Rustenburg Platinum Mines Limited and Holdco dated June 12, 2009. (6)

4.22	RPM Plateau A Preference Share Subscription Agreement between Plateau, N2C Resources Inc. and Rustenburg Platinum Mines dated June 12, 2009. (6)

4.23	Plateau Funding Loan Agreement between Plateau and Holdco dated June 12, 2009. (6)

4.24	Operating Cash Flow Shortfall Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.25	Opco Funding Loan Agreement between Holdco and Richtrau No. 177 (Pty) Limited dated June 12, 2009. (6)

4.26	Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Atlatsa, Plateau and Rustenburg Platinum Mines Limited dated June 26, 2009. (6)

4.27	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Atlatsa dated June 12, 2009. (6)

4.28	Amendment Agreement among Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated May 28, 2013. (8)

4.29	Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013.*

4.30	Amended and Restated Sale of Assets Agreement between Rustenburg Platinum Mines Limited and Boikgantsho Platinum Mine Proprietary Limited dated November 15, 2013.*

4.31	Amended and Restated Sale of a Portion of a Mining Right Agreement between RPM and Ga-Phasha Platinum Mine Proprietary Limited dated November 15, 2013.*

4.32	Amended and Restated Global Intercreditor Agreement among Atlatsa, Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Tumelo Motsisi and Ansa Chris Harold Motaung dated March 27, 2013.*

4.33	Amended and Restated Holdco Shareholders’ Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited and Bokoni Platinum Holdings Proprietary Limited dated March 27, 2013.*

4.34

Implementation Agreement between Atlatsa Resources Corporation, Camipath Proprietary Limited, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Ga-Phasha Platinum Mine Proprietary Limited, Boikgantsho Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Investments Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated March 27, 2013.*

4.35

RPM Funding Common Terms Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Atlatsa Resources Corporation and certain others dated March 27, 2013.*

4.36	Amended and Restated Subscription Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited and Atlatsa Resources Corporation dated November 15, 2013.*

4.37

Senior Term Loan and Revolving Facilities Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited and Micawber 603 (RF) Proprietary Limited dated March 27, 2013.*

4.38

Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013.*

4.39	Working Capital Facility Agreement between Rustenburg Platinum Mines Limited and Plateau Resources Proprietary Limited dated March 27, 2013.*

4.40

Amendment and Interim Implementation Agreement between Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated September 26, 2012.*

8.1	List of Subsidiaries. (7)

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

Notes:

*	File herewith

(1)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2000.
(2)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2003.
(3)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2004.
(4)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2006.
(5)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2007.
(6)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2008.
(7)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2010.
(8)	Incorporated by reference to Atlatsa’s 6K filing on September 20, 2013

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLATSA RESOURCES CORPORATION

DATED: March 31, 2014	By:	/s/ Kogi Naicker
Kogi Naicker
Interim Chief Financial Officer

INDEX TO EXHIBITS

1.	Articles of the Company. (1)

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. (2)

4.02	Share Exchange Agreement between Pelawan and Atlatsa dated January 21, 2004. (2)

4.03	Shareholders Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of September 19, 2004. (3)

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006. (4)

4.05	The Settlement Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of December 28, 2006. (4)

4.06	Amending Agreement between Pelawan, Atlatsa and the Pelawan Trust, dated as of December 20, 2007. (6)

4.07	Sale of Concentrate Agreement between RPM and Bokoni Mine, dated December 21, 2007. (6)

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009. (6)

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo American Platinum, dated March 28, 2008, as amended on May 13, 2009. (6)

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine Proprietary Limited, dated March 28, 2008, as amended on May 13, 2009. (6)

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine Proprietary Limited (formerly Richtrau No. 207 Proprietary Limited), dated March 28, 2008, as amended on May 13, 2009. (6)

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 Proprietary Ltd dated March 28, 2008. (6)

4.14	Umbrella Services Agreement amongst Anglo American Platinum, Atlatsa and Holdco, dated March 28, 2008. (6)

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008. (6)

4.16	Atlatsa Shareholders Agreement among Atlatsa Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009. (6)

4.17	Exchange Agreement among Atlatsa, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009. (6)

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

4.28

Amendment Agreement among Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated May 28, 2013. (8)

4.29

Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013.*

4.30	Amended and Restated Sale of Assets Agreement between Rustenburg Platinum Mines Limited and Boikgantsho Platinum Mine Proprietary Limited dated November 15, 2013.*

4.31	Amended and Restated Sale of a Portion of a Mining Right Agreement between RPM and Ga-Phasha Platinum Mine Proprietary Limited dated November 15, 2013.*

4.32

Amended and Restated Global Intercreditor Agreement among Atlatsa, Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Tumelo Motsisi and Ansa Chris Harold Motaung dated March 27, 2013.*

4.33

Amended and Restated Holdco Shareholders’ Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited and Bokoni Platinum Holdings Proprietary Limited dated March 27, 2013.*

4.34

Implementation Agreement between Atlatsa Resources Corporation, Camipath Proprietary Limited, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Ga-Phasha Platinum Mine Proprietary Limited, Boikgantsho Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Investments Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated March 27, 2013.*

4.35

RPM Funding Common Terms Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Atlatsa Resources Corporation and certain others dated March 27, 2013.*

4.36	Amended and Restated Subscription Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited and Atlatsa Resources Corporation dated November 15, 2013.*

4.37

Senior Term Loan and Revolving Facilities Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited and Micawber 603 (RF) Proprietary Limited dated March 27, 2013.*

4.38

Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013.*

4.39	Working Capital Facility Agreement between Rustenburg Platinum Mines Limited and Plateau Resources Proprietary Limited dated March 27, 2013.*

4.40

Amendment and Interim Implementation Agreement between Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated September 26, 2012.*

8.1	List of Subsidiaries. (7)

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

Notes:

*	File herewith

(1)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2000.
(2)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2003.
(3)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2004.
(4)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2006.
(5)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2007.
(6)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2008.
(7)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2010.
(8)	Incorporated by reference to Atlatsa’s 6K filing on September 20, 2013