Form 20-F/A
period 2013-12-31
ATLATSA RESOURCES CORP
filed 2014-09-25
CIK 1028277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

On March 31, 2014, Atlatsa Resources Corporation (“the Registrant”) filed its annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Annual Report”). The Annual Report inadvertently omitted a specific statement regarding the incorporation by reference of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2013 (the “MD&A”), which was furnished to the Securities and Exchange Commission on the same date, the contents of which are responsive to certain requirements of Items 4.A, 5, 7 and 15 of the Form 20-F. This amendment to the Annual Report includes the omitted statement under “General Matters”. In addition to “General Matters”, this amendment to the Annual Report restates the Company’s responses to Items 4.A, 5, 7, 15 and 19 of its Annual Report, which are referred to under “General Matters” but which have not been amended. In addition, the MD&A as well as new certifications under Section 302 of the Sarbanes-Oxley Act of 2002 are being filed as exhibits hereto. New certifications under Section 906 are not required because this amendment to the Annual Report does not include financial statements.

Other than as expressly set forth above, this amendment does not, and does not purport to, update or restate the information in any Item of the Annual Report or reflect any events that have occurred after the Annual Report was filed.

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

Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, which was furnished to the Commission on a Form 6-K on March 31, 2014, is incorporated by reference herein in its entirety, and forms part of the Company’s responses to Items 4.A, 5, 7 and 15 of its Annual Report, as stated therein.

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

4.19	Senior Term Loan Facilities Agreement dated June 12, 2009 between Plateau, Standard Chartered Bank and Micawber 634 (Pty) Limited. (6)

4.20	Standby Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.21	RPM Funding Loan Agreement between Rustenburg Platinum Mines Limited and Holdco dated June 12, 2009. (6)

4.22	RPM Plateau A Preference Share Subscription Agreement between Plateau, N2C Resources Inc. and Rustenburg Platinum Mines dated June 12, 2009. (6)

4.23	Plateau Funding Loan Agreement between Plateau and Holdco dated June 12, 2009. (6)

4.24	Operating Cash Flow Shortfall Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.25	Opco Funding Loan Agreement between Holdco and Richtrau No. 177 (Pty) Limited dated June 12, 2009. (6)

4.26	Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Atlatsa, Plateau and Rustenburg Platinum Mines Limited dated June 26, 2009. (6)

4.27	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Atlatsa dated June 12, 2009. (6)

4.28	Amendment Agreement among Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated May 28, 2013. (8)

4.29	Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013. (9)

4.30	Amended and Restated Sale of Assets Agreement between Rustenburg Platinum Mines Limited and Boikgantsho Platinum Mine Proprietary Limited dated November 15, 2013. (9)

4.31	Amended and Restated Sale of a Portion of a Mining Right Agreement between RPM and Ga-Phasha Platinum Mine Proprietary Limited dated November 15, 2013. (9)

4.32	Amended and Restated Global Intercreditor Agreement among Atlatsa, Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Tumelo Motsisi and Ansa Chris Harold Motaung dated March 27, 2013. (9)

4.33	Amended and Restated Holdco Shareholders’ Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited and Bokoni Platinum Holdings Proprietary Limited dated March 27, 2013. (9)

4.34

Implementation Agreement between Atlatsa Resources Corporation, Camipath Proprietary Limited, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Ga-Phasha Platinum Mine Proprietary Limited, Boikgantsho Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Investments Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated March 27, 2013. (9)

4.35

RPM Funding Common Terms Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Atlatsa Resources Corporation and certain others dated March 27, 2013. (9)

4.36	Amended and Restated Subscription Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited and Atlatsa Resources Corporation dated November 15, 2013. (9)

4.37

Senior Term Loan and Revolving Facilities Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited and Micawber 603 (RF) Proprietary Limited dated March 27, 2013. (9)

4.38

Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013. (9)

4.39	Working Capital Facility Agreement between Rustenburg Platinum Mines Limited and Plateau Resources Proprietary Limited dated March 27, 2013. (9)

4.40

Amendment and Interim Implementation Agreement between Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated September 26, 2012. (9)

8.1	List of Subsidiaries. (7)

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (9)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (9)

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

15.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2013. (10)

Notes:

*	File herewith

(1)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2000.
(2)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2003.
(3)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2004.
(4)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2006.
(5)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2007.
(6)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2008.
(7)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2010.
(8)	Incorporated by reference to Atlatsa’s report on Form 6-K, furnished to the Commission on September 20, 2013
(9)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2013.
(10)	Incorporated by reference to Atlatsa’s report on Form 6-K, furnished to the Commission on March 31, 2014.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLATSA RESOURCES CORPORATION

DATED: September 25, 2014	By:	/s/ BOIPELO LEKUBO
Boipelo Lekubo
Chief Financial Officer

INDEX TO EXHIBITS

1.	Articles of the Company. (1)

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. (2)

4.02	Share Exchange Agreement between Pelawan and Atlatsa dated January 21, 2004. (2)

4.03	Shareholders Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of September 19, 2004. (3)

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006. (4)

4.05	The Settlement Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of December 28, 2006. (4)

4.06	Amending Agreement between Pelawan, Atlatsa and the Pelawan Trust, dated as of December 20, 2007. (6)

4.07	Sale of Concentrate Agreement between RPM and Bokoni Mine, dated December 21, 2007. (6)

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009. (6)

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo American Platinum, dated March 28, 2008, as amended on May 13, 2009. (6)

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine Proprietary Limited, dated March 28, 2008, as amended on May 13, 2009. (6)

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine Proprietary Limited (formerly Richtrau No. 207 Proprietary Limited), dated March 28, 2008, as amended on May 13, 2009. (6)

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 Proprietary Ltd dated March 28, 2008. (6)

4.14	Umbrella Services Agreement amongst Anglo American Platinum, Atlatsa and Holdco, dated March 28, 2008. (6)

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008. (6)

4.16	Atlatsa Shareholders Agreement among Atlatsa Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009. (6)

4.17	Exchange Agreement among Atlatsa, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009. (6)

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

4.28

Amendment Agreement among Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated May 28, 2013. (8)

4.29

Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013. (9)

4.30	Amended and Restated Sale of Assets Agreement between Rustenburg Platinum Mines Limited and Boikgantsho Platinum Mine Proprietary Limited dated November 15, 2013. (9)

4.31	Amended and Restated Sale of a Portion of a Mining Right Agreement between RPM and Ga-Phasha Platinum Mine Proprietary Limited dated November 15, 2013. (9)

4.32

Amended and Restated Global Intercreditor Agreement among Atlatsa, Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Tumelo Motsisi and Ansa Chris Harold Motaung dated March 27, 2013. (9)

4.33

Amended and Restated Holdco Shareholders’ Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited and Bokoni Platinum Holdings Proprietary Limited dated March 27, 2013. (9)

4.34

Implementation Agreement between Atlatsa Resources Corporation, Camipath Proprietary Limited, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Ga-Phasha Platinum Mine Proprietary Limited, Boikgantsho Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Investments Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated March 27, 2013. (9)

4.35

RPM Funding Common Terms Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Atlatsa Resources Corporation and certain others dated March 27, 2013. (9)

4.36	Amended and Restated Subscription Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited and Atlatsa Resources Corporation dated November 15, 2013. (9)

4.37

Senior Term Loan and Revolving Facilities Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited and Micawber 603 (RF) Proprietary Limited dated March 27, 2013. (9)

4.38

Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013. (9)

4.39	Working Capital Facility Agreement between Rustenburg Platinum Mines Limited and Plateau Resources Proprietary Limited dated March 27, 2013. (9)

4.40

Amendment and Interim Implementation Agreement between Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated September 26, 2012. (9)

8.1	List of Subsidiaries. (7)

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (9)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (9)

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

15.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2013. (10)

Notes:

*	File herewith

(1)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2000.
(2)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2003.
(3)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2004.
(4)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2006.
(5)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2007.
(6)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2008.
(7)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2010.
(8)	Incorporated by reference to Atlatsa’s report on Form 6-K, furnished to the Commission on September 20, 2013.
(9)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2013.
(10)	Incorporated by reference to Atlatsa’s report on Form 6-K, furnished to the Commission on March 31, 2014.