Form 20-F
period 2014-12-31
ATLATSA RESOURCES CORP
filed 2015-03-31
CIK 1028277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Boipelo Lekubo; Tel-27-11-779-6800; Fax-27-11-883-0836

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

Number of outstanding shares of Registrant’s only class of common stock as of December 31, 2014:

554,288,473 common shares without par value

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

In this Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (“Annual Report”), all references to the “Company” or to “Atlatsa” refers to Atlatsa Resources Corporation and its subsidiaries, unless the context clearly requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of terms. See “Glossary of Terms”.

Atlatsa uses the Canadian dollar as its reporting currency. All references in this document to “CAD”, “dollars” or “$” are to Canadian dollars, unless otherwise indicated. On February 28, 2015, the noon exchange rate for Canadian dollars as reported by the Bank of Canada was CAD 1.00 = USD 0.7995. On February 28, 2015, the noon exchange rate for South African Rand as reported by the Bank of Canada was ZAR11.69 = USD 1.00. See ITEM 3 - “Key Information” for more detailed currency and conversion information.

Management’s Discussion and Analysis (“MD&A”) for the fiscal year ended December 31, 2014, which was furnished to the Commission on a Form 6-K on March 31, 2015, is incorporated by reference herein in its entirety, and forms part of the Company’s responses to certain ITEMS of this Annual Report, as stated herein.

Except as noted, the information set forth in this Annual Report is as of March 31, 2015, and all information included in this document should only be considered correct as of such date.

This Annual Report is dated March 31, 2015.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this Annual Report, other than statements of historical facts, that address potential acquisitions and/or disposals, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects, are forward-looking statements. These statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “forecasts”, “predicts”, “will”, “could”, “may”, “projects”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	Bokoni Mine is expected to achieve production levels similar to previous years.

•	The Company expects to be able to continue its financing strategy on favourable terms.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the Bokoni Mine will maintain production levels in accordance with mine operating plan; the Bokoni Mine operating plan will continue to be implemented as expected and will achieve improvements in production and operational efficiencies as anticipated; the Platreef Projects (see ITEM 4. D.19. The Platreef Project) will continue to have positive exploration results; contracted parties will provide goods and/or services on the agreed timeframes; equipment necessary for construction and development will be available as scheduled and will not incur unforeseen breakdowns; no material labour slowdowns, strikes or community unrests will occur; plant, equipment and processes will continue to function as specified; geological or financial parameters will not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include: uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan; uncertainties related to the continued implementation of the Bokoni Mine operating plan and opencast mining operations; uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans; fluctuations in market prices, levels of exploitation and exploration successes; changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation; continued availability of capital and financing; general economic, market or business conditions; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, industrial unrest and strikes; political instability; suspension of operations and damage to mining property as a result of community unrest and safety incidents; insurrection or war; the effect of HIV/AIDS on labour force availability and turnover; delays in obtaining government approvals; and the Company’s ability to satisfy the terms and conditions of its letter of financial support from Anglo Platinum, dated November 10, 2014, as described in “Liquidity” in the

MD&A for the fiscal year ended December 31, 2014, which was furnished on EDGAR on Form 6-K on March 31, 2015 and is specifically incorporated by references herein in its entirety and under “Going Concern” in note 2 of the audited Consolidated Financial Statements. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under ITEM 3D “Risk Factors” in this Annual Report.

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements in this Annual Report. Atlatsa assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, Canadian securities regulators or the SEC and which are publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES

Earnings before net finance costs, income tax, depreciation and amortisation (“EBITDA”) is not a recognized measure under IFRS and should not be construed as an alternative to net profit or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of Atlatsa’s liquidity and cash flows. While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes, the Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers. Refer to note 38, entitled “Segment Information” of our audited Consolidated Financial Statements for Fiscal 2014 and 2013, for a reconciliation of EBITDA to net income/(loss) which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE TO U.S. INVESTORS

This Annual Report uses the terms “measured resources” and “indicated resources”. Atlatsa advises U.S. investors that while those terms are recognised and required by Canadian securities regulators, the SEC does not recognise them. U.S. investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

This Annual Report uses the term “inferred resources”. Atlatsa advises U.S. investors that while the term “inferred resources” is recognised and required by Canadian securities regulators, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with U.S. standards.

Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in the “Glossary of Terms” below.

CAUTIONARY NOTE TO READERS CONCERNING TECHNICAL REVIEW OF BOKONI MINE AND WESTERN GA-PHASHA

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of the Bokoni Mine and of (Western) Ga-Phasha. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. Under U.S. mining standards, a full feasibility study would be required in order for such mineralized material to be included in the cash flow analysis, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify these parts of the Bokoni Mine’s and Western Ga-Phasha’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity and for fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control or influence over the prices of these metals, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper or nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available to the Company on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations and the accommodation of local and community concerns. The conclusions, assumptions and economics of the technical review are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years. Also see ITEM 3.D. “Risk factors”.

GLOSSARY OF TERMS

Certain terms used in this Annual Report are defined as follows:

2009 Senior Debt Facility	The senior term loan facility provided by RPM to Plateau, which was paid out and extinguished on December 13, 2013.

Advance	RPM has agreed to fund the Bokoni Mine with an advance on the Purchase of Concentrate revenue on the sales made to RPM.

Affiliate	As ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein.

AG8

An adjustment to the carrying amount of the financial instrument (i.e. the New Senior Facilities Agreement) should the estimated future cash flows or the interest rate change after the calculation of the effective interest rate on initial recognition. This means that any change in expectations of future cash flows or interest rates are reflected in the adjusted carrying amount, and that change in the carrying amount is recognized immediately as a gain or loss in the Consolidated Statement of Comprehensive Income.

Amendment Agreement	The Amendment Agreement effecting an increase of $21.7 million (ZAR215.7 million) was signed on May 28, 2013. This was in place as the New Senior Facilities Agreement was not yet in place.

Anglo Platinum

Anglo American Platinum Limited, a public company incorporated under the laws of South Africa and whose common shares are listed on the JSE, and includes its subsidiaries where the context requires, a subsidiary of Anglo American plc.

Atlatsa or the Company or the Group

Atlatsa Resources Corporation (previously Anooraq Resources Corporation), a corporation incorporated under the laws of the Province of British Columbia and listed on the TSX, the JSE and the NYSE MKT, and includes its subsidiaries where the context requires.

Atlatsa Holdings	Atlatsa Holdings Proprietary Limited, a private company incorporated under the laws of South Africa (formerly known as Pelawan Investments Proprietary Limited).

“B” Preference Shares

Collectively, the 115,800 cumulative convertible preference shares in the authorized capital of Pelawan SPV, the 115,800 cumulative convertible redeemable preference shares in the capital of Plateau and the 111,600 cumulative convertible redeemable preference shares in the capital of Plateau, and is described in ITEM: 4. A.5.3.2. Share Settled Financing – The “B” preference shares

BIC	Bushveld Igneous Complex.

BEE

Black Economic Empowerment, as envisaged pursuant to the MPRDA and related legislation and guidelines, being a strategy aimed at substantially increasing participation by HDPs at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the Apartheid system in South Africa, by seeking to substantially and equitably increase the ownership and management of South Africa’s resources by the majority of its citizens and so ensure broader and more meaningful participation in the economy by HDPs.

Beneficial Shareholder	A Shareholder who beneficially owns and holds Common Shares through a broker (or some other intermediary) and who does not hold Common Shares in his, her or its own name.

Board of Directors or Board	The board of directors of Atlatsa.

Boikgantsho

Boikgantsho Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, located on the Northern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the Northern portion of the Overysel farm. RPM and Boikgantsho entered into a Sale of Assets Agreement dated March 27, pursuant to which RPM purchased the mineral properties of both farms, and were sold to RPM on December 13, 2013. This subsidiary is dormant as of December 13, 2013.

Bokoni or Bokoni Mine

Bokoni Platinum Mines Proprietary Limited, a private company incorporated under the laws of South Africa, formerly named Richtrau No. 177 Proprietary Limited and which is a wholly owned subsidiary of Bokoni Holdco. A PGM mine, located on the Eastern Limb of the Bushveld Complex in South Africa on the Diamond, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad, Brakfontein, Avoca, Klipfontein and Zeekoegat farms, formerly named the Lebowa Platinum Mine.

Bokoni Holdco

Bokoni Platinum Holdings Proprietary Limited a private company incorporated under the laws of South Africa which are the holding company of Bokoni Mine, Kwanda, Boikgantsho and Ga-Phasha. The latter two companies have been dormant from December 13, 2013.

Bokoni Group	Bokoni Holdco and all of its subsidiaries.

CAD or $ or dollars	Canadian Dollar or “dollars” or “$”, the currency of Canada.

CEO	Chief Executive Officer.

CCO	Chief Commercial Officer.

CFO	Chief Financial Officer.

COO	Chief Operating Officer.

Common Shares	Common shares without par value in the capital of the Company.

COSO	Committee of Sponsoring Organizations of the Treadway Commission.

Disinterested Shareholders

In respect of any resolution, all Shareholders except those Shareholders that have an interest in that resolution and in the case of the resolutions to approve the Restructure Plan excludes Anglo America Platinum and RPM.

DMR	The Government of South Africa acting through the Minister of Mineral Resources and the Department of Mineral Resources and their respective successors and delegates.

Eastern Ga-Phasha

The Eastern section of Ga-Phasha, located on the Eastern Limb of the Bushveld Complex in South Africa, comprising the farms Paschaskraal and De Kamp, which was sold and transferred to RPM on December 13, 2013.

EDGAR	Electronic Document Gathering and Retrieval System.

Elemental Symbols	Pt – Platinum; Pd – Palladium; Au – Gold; Ag – Silver; Cu – Copper; Cr – Chromium; Ni – Nickel; Pb – Lead; Rh – Rhodium; Ru – Ruthenium.

EBIT	Earnings before interest and taxes (as defined in the Royalty Act).

EBITDA	Earnings before net finance expense, income tax, depreciation and amortisation.

Fair value	The fair value of a loan represents the fair value difference between the Company’s cost of borrowing when compared to a market related cost of borrowing available to the Company.

Farm	A term commonly used in South Africa to describe the area of a mineral interest.

Fiscal	Year-ending December 31, of the calendar year.

GAAP	General Accepted Accounting Policies.

Ga-Phasha

Ga-Phasha Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa which, as of July 1, 2009, is a wholly owned subsidiary of Bokoni Holdco. RPM and Ga-Phasha entered into a Sale of a Portion of a Mining Right Agreement dated March 27, 2013 pursuant to which RPM purchased and Ga-Phasha sold the Eastern section of the Ga-Phasha Project, comprised of Paschaskraal and De Kamp farms on December 13, 2013.

Ga-Phasha Mining Right

The Ga-Phasha Mining Right was a converted mining right, granted to Ga-Phasha, over the area comprising the farms Avoca, De Kamp, Klipfontein and Paschaskraal. The farms Paschaskraal and De Kamp were sold to RPM as noted in the Ga-Phasha Asset Sale Agreement. The Bokoni mining right (LP30/5/1/2/2/59 MR) was amended to include two mineral properties - Avoca 472 KS and Klipfontein 465 KS, which were previously considered part of Ga-Phasha

HDP

A “historically disadvantaged person” as contemplated in the Mineral Development Act, being a person who was discriminated against under the Apartheid system, and includes certain trusts and companies in which such persons has interests, as contemplated in the Bokoni Holdco Shareholders Agreement.

HDSI	Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada.

HIV/AIDS	Human immunodeficiency virus infection / acquired immunodeficiency syndrome (HIV/AIDS) is a disease of the human immune system caused by infection with human immunodeficiency virus (HIV).

Holdco Shareholders Agreement

The Shareholders’ Agreement entered into between Plateau, RPM and Bokoni Holdco, dated March 28, 2008, as amended on May 6, 2009, and amended on March 27, 2013; to govern the relationship between Plateau and RPM as shareholders of Bokoni Holdco.

IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board.

Intermediaries	Brokers, investment firms, cleaning houses and similar entities that own and hold Common Shares on behalf of Beneficial Shareholders.

JIBAR	Johannesburg Interbank Agreed Rate.

JSE	JSE Limited, a company incorporated in accordance with the laws of South Africa, licensed as an exchange under the South African Securities Services Act, 2004.

Ktpm	Kilo tonnes per month.

Kwanda

Kwanda Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa which, as of July 1, 2009, is a wholly owned subsidiary of Bokoni Holdco and owns the Kwanda Project, located on the Northern Limb of the Bushveld Complex in South Africa, on 12 farms.

LOM	Life of Mine.

LTIFR	Lost Time Injury Frequency Rate (including serious injuries).

Minxcon	Minxcon Proprietary Limited, a private company incorporated under the laws of South Africa.

MD&A	Management’s Discussion and Analysis.

MPH	Middlepunt Hill.

MPRDA	The Mineral and Petroleum Resources Development Act, 2002 (South Africa) or “MPRDA”.

Mining Charter	The Broad Based Socio-Economic Empowerment Charter for the South African mining industry, signed by the DMR, the South African Chamber of Mines and others on October 11, 2002.

N1C	N1C Resources Inc., a wholly owned subsidiary of Atlatsa incorporated on December 2, 1999 under the laws of the Cayman Islands.

N2C	N2C Resources Inc., a wholly owned indirect subsidiary of Atlatsa incorporated on December 2, 1999 under the laws of the Cayman Islands.

NI 43-101	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

New Senior Facilities Agreement

The new senior term loan and revolving facility agreement dated March 27, 2013 between Plateau and RPM, pursuant to which RPM made available to Plateau on December 13, 2013, a senior term loan and revolving facility in a total amount of up to $231.2 million (ZAR2,300.0 million). Subsequent to the repayment of $74.8 million (ZAR750.0 million converted at transaction date: January 31, 2014) from the subscription for 125 million Common Shares, in the Company by RPM on January 31, 2014, the facility’s limit was reduced to $155.8 million (ZAR1,550.0 million).

NYSE MKT	NYSE MKT LLC, formerly the NYSE Amex Equities.

OCSF	Operating Cash Flow Shortfall Facility.

Opencast	Klipfontein opencast project.

Pelawan Lock-In Amendments

The amendment agreement entered into between Atlatsa, Plateau and Atlatsa Holdings pursuant to which Atlatsa Holdings has agreed, subject to the completion of the Restructure Plan, to an extension of its lock-in undertakings contained in the Pelawan Shareholders Agreement.

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

Project companies or Projects

In Fiscal 2014, this only included Mining exploration in Kwanda. In Fiscal 2013, this also included Boikgantsho, Kwanda and Ga-Phasha. Boikgantsho and two farms in Ga-Phasha (De Kamp and Paschaskraal) were sold to RPM and the remaining two farms in Ga-Phasha (Avoca and Klipfontein) were transferred to Bokoni Mine on December 13, 2013. See the “segment information” (note 38) in the audited Consolidated Financial Statements for Fiscal 2014 for more details.

Platreef Properties	The Platreef PGM properties located on the Northern Limb of the Bushveld Complex in South Africa, which includes the Kwanda, Boikgantsho and Rietfontein projects.

Registered Shareholder	A Shareholder whose name appears on Atlatsa’s central security register as a registered holder of Common Shares as of the Record Date.

Royalty Act	The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, in relation to royalties to be levied by the South African state in respect of the transfer of mineral or petroleum resources.

RPM	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum.

SARB	South African Reserve Bank.

SEC	U.S. Securities and Exchange Commission.

SEDAR	System for Electronic Document Analysis and Retrieval.

Shareholder’s Loan

The portion of the debt between RPM and Bokoni Holdco. When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. In respect of loans with shareholders, the difference between the loan received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss directly in equity.

South Africa	The Republic of South Africa.

tpm	tonnes per month.

US or U.S.	United States of America or “United States”.

USD or US$	US Dollar, the currency of the United States of America.

TSX	Toronto Stock Exchange.

TSX-V	TSX Venture Exchange.

Western Ga-Phasha

The Western section of the Ga-Phasha Project, located on the Eastern Limb of the Bushveld Complex in South Africa, comprising the Klipfontein and Avoca mineral properties, which were consolidated with the Bokoni Mine’s activities on December 13, 2013.

Working Capital Facility

On December 13, 2013, Plateau and RPM entered into a Working Capital Facility whereby RPM agreed to make a maximum of $3.0 million (ZAR30 million) per year available to Atlatsa during each of 2013, 2014 and 2015 for an aggregate facility of $9.1 million (ZAR90 million), including capitalised interest to fund Atlatsa’s corporate and administrative expenses through to 2015. See ITEM 4. A.5.7. Working Capital Facility.

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

The selected consolidated financial data set forth below for the years ended as at December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 have been derived from the Company’s audited Consolidated Financial Statements included in ITEM 18 of this Annual Report.

Selected consolidated financial data as at December 31, 2012, 2011 and 2010 and for each of the years ended December 31, 2012, 2011 and 2010 have been derived from the Company’s previously filed audited Consolidated Financial Statements not included in this document.

The selected consolidated financial data as at December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited Consolidated Financial Statements included in ITEM 18.

The audited Consolidated Financial Statements from which the following financial data have been derived were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

	Year ended
	December 31, 2014	December 31, 2013
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated Statement of Comprehensive Income information:
Revenue	237,391	195,621
Operating (loss)/profit	(40,110)	159,785
Net (loss)/profit	(49,550)	99,869
(Loss)/profit attributable to owners of Atlatsa	(24,609)	199,492

Statement of financial position data (as at year end):
Total assets	720,825	773,629
Total equity	415,206	379,114
Share capital	309,660	71,967

Per share information (CAD cents)
Basic (loss)/profit per share	(5 cents )	47 cents
Diluted (loss)/profit per share	(5 cents )	46 cents

Weighted average shares in issue (number):
Average shares outstanding – basic	541,956,940	426,290,432
Average shares outstanding – diluted	541,956,940	429,288,473

No dividends have been declared for any of the periods above.

	Year ended
	December 31, 2012	December 31, 2011	December 31, 2010
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated Statement of Comprehensive Income information:
Revenue	117,557	144,407	148,287
Operating loss	(2,548)	(89,233)	(44,541)
Net loss	(95,567)	(147,865)	(93,659)
Loss attributable to owners of Atlatsa	(18,718)	(81,929)	(51,721)

Statement of financial position data (as at year end):
Total assets	814,065	893,009	1,092,106
Total equity	205,257	(28,085)	121,366
Share capital	71,967	71,967	71,853

Per share information (CAD cents)
Basic loss per share	(4 cents )	19 cents	12 cents
Diluted loss per share	(4 cents )	19 cents	12 cents

Weighted average shares in issue (number):
Average shares outstanding – basic	424,791,411	424,783,603	424,665,314
Average shares outstanding – diluted	424,791,411	424,783,603	424,665,314

No dividends have been declared for any of the periods above.

Exchange rate information

The following table sets forth, for the U.S. dollars, expressed in Canadian dollars, (i) the average of the exchange rates in effect during each period, and (ii) the high and low exchange rates during each period.

The U.S. dollar expressed in Canadian dollars for the year ended December 31, or the respective month (1)(2)(3)	Average	High	Low

2010	1.03	1.08	0.99
2011	0.99	1.06	0.94
2012	1.00	1.04	0.97
2013	1.03	1.07	0.99
2014	1.10	1.16	1.06
September 2014	1.10	1.12	1.09
October 2014	1.12	1.13	1.11
November 2014	1.13	1.14	1.12
December 2014	1.53	1.16	1.13
January 2015	1.21	1.27	1.17
February 2015	1.25	1.26	1.24

(1)

The average exchange rate for each full year is calculated using the average exchange rate on each day during the year. The average exchange rate for each month is calculated using the average of the daily exchange rates during the month.

(2)	Based on noon buying rates as published by the Bank of Canada.
(3)	The average rates for Fiscal 2014, as well as monthly data until February 2015 have been calculated with information up to February 28, 2015.

The following table sets forth, for ZAR, expressed in Canadian dollars, (i) the average of the exchange rates in effect during each period, and (ii) high and low exchange rates during each period.

ZAR expressed in Canadian dollars for the year ended December 31, or the respective month (1)(2)	Average	High	Low

2010	0.141	0.151	0.133
2011	0.137	0.149	0.123
2012	0.122	0.132	0.111
2013	0.107	0.116	0.100
2014	0.102	0.106	0.098
September 2043	0.100	0.102	0.099
October 2043	0.101	0.103	0.099
November 2014	0.102	0.103	0.101
December 2014	0.100	0.103	0.099
January 2015	0.109	0.109	0.100
February 2015	0.108	0.110	0.107

(1)

The average exchange rate for each full year is calculated using the average exchange rate on each day during the year. The average exchange rate for each month is calculated using the average of the daily exchange rates during the month.

(2)	Based on noon buying rates as published by the Bank of Canada.
(3)	The average rates for Fiscal 2014, as well as monthly data until February 2013 have been calculated with information up to February 28, 2013.

ZAR expressed in U.S. dollars for the year ended December 31, or the respective month (1)(2)	Average	High	Low

2010	0.137	0.152	0.125
2011	0.138	0.152	0.117
2012	0.122	0.134	0.111
2013	0.104	0.118	0.095
2014	0.092	0.097	0.085
September 2014	0.091	0.094	0.088
October 2014	0.090	0.092	0.088
November 2014	0.090	0.091	0.089
December 2014	0.087	0.091	0.085
January 2015	0.087	0.088	0.085
February 2015	0.086	0.086	0.089

(1)

The average exchange rate for each full year is calculated using the average exchange rate on each day during the year. The average exchange rate for each month is calculated using the average of the daily exchange rates during the month.

(2)	Based on noon buying rates as published by the Bank of Canada.
(3)	The average rates for Fiscal 2014, as well as monthly data until February 2015 have been calculated with information up to February 28, 2015.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Investment in mining companies such as Atlatsa is highly speculative and subject to numerous and substantial risks.

The Company faces risks in executing its business plan and achieving target production and revenues. The following risks are the known, material risks that the Company faces. If any of these risks occur, the Company’s business, operating results, cash flows and financial condition could be seriously harmed and, under certain circumstances, the Company may not be able to continue business operations as a going concern. Additional risks not currently known to the Company or that the Company currently deems immaterial may also materially and adversely affect the Company’s business, operating results, cash flows and financial condition.

In addition to the risks described below, see “Cautionary Note to Readers Concerning Technical Review of Bokoni Mine and Western Ga-Phasha”, for a discussion of the principal risks and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of the Bokoni Mine.

Industry Risks

Bokoni Mine’s operations and profits continue to run the risk of being adversely affected by industrial action and new and existing labour laws

There has been and continues to be an increase in labour relation activity in South Africa and, in recent years, there have been new labour laws introduced or amendments to existing labour laws that impose additional obligations or grant additional rights to workers, thereby increasing compliance and other costs.

Fiscal 2014 saw another challenging year for the South African PGM industry, dominated by a five month labour strike by the Association of Mineworkers and Construction Union (“AMCU”), the labour Union at the three largest platinum producers’ operations on the Western Limb of the Bushveld Igneous Complex (“BIC”) which ended in June 2014. The net result of the labour strike was that the major platinum producers agreed to above inflation wage agreements with AMCU over a three year term. The focus in the latter part of 2014 turned towards the major platinum producers’ ability to recover from the strike, as well as the effects that the strike would have on PGM pricing going forward.

Atlatsa did not experience labour unrest in Fiscal 2014; however in Quarter Four of Fiscal 2012, labour unrest had a material adverse impact on Bokoni Mine’s operations, production and financial performance. The occurrence of any such events in the future could have further negative impacts upon financial performance and condition.

Greater union activity, including the entry of rival unions, has resulted in more frequent industrial disputes, including violent protests and clashes with police authorities, and has impacted labour negotiations. In the second half of Fiscal 2014, there was heightened labour unrest in the South African Mining industry even after the AMCU strike in the PGM industry. A number of unions in various industries have continued to threaten to or have recently gone on strike, causing work stoppages and production losses. As a result, South Africa’s sovereign debt credit rating, along with the credit ratings of a number of the country’s leading mining companies was downgraded; Standard & Poor’s ratings services have lowered the long-term foreign currency sovereign credit rating on South Africa to ‘BBB-’ from ‘BBB’ on February 12, 2015. Standard & Poor also lowered the long-term local currency rating to ‘BBB+’ from ‘A’. Moody’s on November 6, 2014, downgraded the credit rating to ‘Baa2’, combined with the credit outlook been revised from stable to negative.

In the event that Bokoni Mine experiences strikes or work stoppages, delays, sabotage, go-slow actions, lower productivity levels than envisaged or any other industrial relations related interruptions or increased employment related costs due to union or employee activity, these may have a material adverse effect on it business, production levels, production targets, results of operations, financial condition and reputation and future prospects. In addition lower levels of mining activity can have a longer term impact on production levels and operating costs, particularly since mining conditions can deteriorate during extended periods without production.

Metal price volatility may render continued commercial production at the Bokoni Mine uneconomic

Atlatsa’s business is strongly affected by the world market price of PGM. PGM prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Atlatsa’s control. Industry factors that may affect PGM prices are as follows: the demand in the automotive sectors; industrial and jewellery demand; central bank lending, sales and purchases of PGM; speculative trading; the impact of the five month strike in the PGM industry during Fiscal 2014 and costs of and levels of global PGM production by producers of PGM. PGM prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US$, the currency in which the price of PGM is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.

Subsequent to the strike, it became apparent to a number of speculators that the above ground PGM inventories, particularly platinum, could be much larger than originally anticipated. As a result, PGM prices remained relatively flat and then started to decrease during the latter part of 2014. These negative price movements, together with a downturn in the global economic outlook for commodity consumption and announcements from the three largest platinum producers that their strike affected operations were ramping up to steady state faster than anticipated, resulted in a large number of speculative positions being unwound in the market, such that PGM prices then retreated significantly, back towards their lowest levels since 2008/2009.

In the future, if PGM market prices were to drop and the prices realized by Atlatsa on PGM sales were to decrease significantly and remain at such a level for any substantial period, Atlatsa’s profitability and cash flows would be negatively affected, as is currently experienced with the Company’s cost of sales exceeding its revenue. Depending on the market price of PGM, Atlatsa may determine that it is not economically feasible to continue commercial production at the Bokoni Mine, which would have an adverse impact on Atlatsa’s financial performance and results of operations. In such a circumstance, Atlatsa may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.

Deterioration of economic conditions may adversely affect our business, operating results, cash flows and financial condition

The prices of PGM are volatile, and are affected by numerous economic factors beyond Atlatsa’s control. The level of interest rates, the rate of inflation, world supply of PGM and stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. In October 2014, the International Monetary Fund (“IMF”) downgraded South Africa’s growth prospects for the third time in 2014 to 1.3% compared to its previous forecast of 1.7%. The IMF also downgraded its forecast for world economic growth, which is in itself an external factor to keep in mind of world-wide economic conditions.

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

There are uncertainties as to title matters in the mining industry. Any defects in such title could cause the Company to lose its rights in mineral properties and jeopardize its operations

Title to mining properties is subject to potential claims by third parties claiming an interest in them. The mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company’s mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are held by Atlatsa.

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

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to compliance policies and increases costs of compliance

Laws, regulations and standards relating to accounting, corporate governance and public disclosure, new SEC regulations and other listing regulations of the NYSE MKT, TSX and JSE; applicable to the Company are subject to change and can create uncertainty for companies listed under multi-judicial environments. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty on compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

The Company is subject to reporting on its effectiveness of internal controls over financial reporting and concluded in this Annual Report that it did not have adequate internal controls over financial reporting

Under Sections 302, 404 and 906, of the Sarbanes-Oxley Act of 2002, Atlatsa is required to furnish a report by management on internal control over financial reporting. The report in this Annual Report contains, among other matters, an assessment of the effectiveness of internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not internal controls over financial reporting are effective.

In this Annual Report, the Company concluded that it did not have adequate internal controls over financial reporting, and subsequently is reporting a material weakness. See ITEM 15. A. Evaluation of Disclosure Controls and Procedures, in accordance with the Sarbanes-Oxley Act.

There is no guarantee that the Company will be able to remediate this material weakness or establish adequate internal control over financial reporting.

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

Proposed amendments to the MPRDA were referred back to the National Assembly in January 2015, for reconsideration and the Company will continue to evaluate any potential impact that these proposed amendments may have on its business.

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

Another sector trend was a focus on compliance amongst South African platinum producers in relation to their BEE credentials, as required in terms of South African mineral legislation and its associated Mining Charter. To that end; South African platinum producers are required to demonstrate compliance as at December 31, 2014, with audit assessments estimated to be finalised by March 31, 2015.

Furthermore, while the South African Government has stated that it does not intend to nationalize mining assets or mining companies, certain new smaller political parties have stated publicly and in the media that the government should embark on a program of nationalization. Any threats of, or actual proceedings to, nationalize any of the Company’ assets, could halt or curtail operations, resulting in a material adverse effect on the Company’s business, operating results and financial condition.

Operations are subject to water use licenses, which could impose significant costs and burdens

Under South African laws, the operations are subject to water use licenses that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. The Company is required to comply with these regulations under its permits and licenses and any failure to do so could result in the curtailment or halting of production at the affected locations.

Oprations are subject to the risk of Land Claims

Under the Land Claims Act, as amended, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies and is entitled to redress. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998.

The Land Claims Act also entitles the South African Minister of Rural Development and Land Reform to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the Constitution, which provide, in general, for just and equitable compensation.

Under the Land Claims Act a successful claimant may be granted either return of the dispossessed land (referred to as “restoration”) or equitable redress (which includes the granting of an appropriate right in alternative state-owned land; or payment of compensation). If restoration is claimed, the Land Claims Act requires, inter alia, the feasibility of such restoration to be considered. Under recent case law, restoration of land may only be given in circumstances where a claimant can use the land productively, with the feasibility of restoration being dependent on the costs.

If successful land claims granted against the Company’s assets, could result in a material adverse effect on the Company’s business, operating results and financial condition.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company’s business,  financial condition and results of operations

The Company’s subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change. Specific areas are addressed below:

Mining Taxation Review

In the 2013 Budget Speech, the Minister of Finance announced that the mineral and petroleum royalty regime has broadened the South African tax base and allowed for increased revenue during periods of high commodity prices, while providing relief to marginal mines when commodity prices and profitability are low. The broader review of the South African tax system will consider whether this approach is sufficiently robust and assess what the most appropriate mining tax regime is to ensure that South Africa remains a competitive investment destination.

To give effect to announcements made by the Minister of Finance in his 2013 budget speech, the Davis Tax Committee was established to assess South Africa’s tax policy framework and its role in supporting the objectives of inclusive growth, employment, development and fiscal sustainability. The Terms of Reference of the Davis Tax Committee includes a review of the current mining tax regime taking account of the following: the agreement between Government, labour and business to ensure that the mining sector contributes to growth and job creation, remains a competitive investment proposition and all role players contribute to better working and living conditions; and the challenges facing the mining sector, including low commodity prices, rising costs, falling outputs and declining margins, as well as to its current contribution to tax revenues.

On June 3, 2014 the Davis Tax Committee called for interested parties to make submissions in respect of the mining taxation review. No further reports have been issued to date.

Carbon Tax/Climate Change Policies

In May 2013, the South African Government released the Carbon Tax Policy Paper which serves as an update to the Carbon Tax Discussion Paper on the introduction of a carbon-pricing mechanism in South Africa with the aim of reducing the emission of greenhouse gases. Currently, the Carbon Tax Policy Paper proposes that the carbon tax be implemented in accordance with a phased approach. The first phase will be for five years, effective from January 1, 2016 to December 31, 2020. During the first phase, it is proposed that carbon tax be introduced at Rand 120 per ton of carbon dioxide equivalent, increasing at 10% per annum. Further, 60% of emissions would initially be tax exempt. When the tax free thresholds are taken into account, the effective tax rate will range between ZAR12 and ZAR48 per ton of carbon dioxide equivalent.

The second phase for the implementation of the carbon tax will be for another 5 years from 2020 to 2025.

To date, the South African Government has not issued any further updates on the status of the Carbon Tax Policy Paper.

During April 2014; the South African Government issued a Carbon Offset Paper for public comment. The Carbon Offset Paper gives effect to the 2014 Budget Review that noted, along with carbon tax, that it is proposed that a carbon offset scheme is introduced to complement the policy package to address climate change and protect households and businesses.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar

The Company conducts operations in currencies other than United States or Canadian dollars and may be adversely affected by foreign currency fluctuations. Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian Dollars.

In the normal course of business, the Company enters into transactions for the purchase of supplies, services, exploration, development and administrative costs are denominated in ZAR. The Company also has assets, cash and certain liabilities denominated in ZAR. The price of PGM is denominated in US$ and, accordingly, Atlatsa’s revenues, if any, are linked to the US$. As a result, fluctuations in the US$ against the ZAR could have a material adverse effect on Atlatsa’s financial results, which are reported in $.

In addition, South Africa has in the past experienced double digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company’s costs in South African Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company’s ability to access global financial markets in the longer term and its ability to fund planned capital expenditures and could materially adversely affect the Company’s business, financial condition and results of operations. The South African government’s response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company’s costs reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Price volatility and the unavailability of other commodities may adversely affect the timing and cost of the Company’s projects

The profitability of Atlatsa’s business is affected by the market prices of commodities produced as products at Atlatsa’s mines, such as platinum, palladium, rhodium, gold, nickel and certain other base metals, as well as the cost and availability of commodities which are consumed or otherwise used in connection with Atlatsa’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, water, steel and concrete. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Atlatsa’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Atlatsa’s projects. If Atlatsa’s proceeds from the sale of products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Atlatsa’s operations and projects were to increase, or their availability to decrease significantly and remain at such levels for a substantial period of time, Atlatsa may determine that it is not economically feasible to continue commercial production at some or all of Atlatsa’s operations or the development of some or all of Atlatsa’s current projects, which could have an adverse impact on Atlatsa.

A shortage of electricity and high electricity prices could adversely affect the Company’s ability to operate its business

The National Energy Regulator of South Africa (“NERSA”) revised Eskom Holdings’ (“Eskom” – the South African national power supplier) power tariff increase during February 2013. The effect of its revision is that power tariff increases in South Africa will be increased as follows:

2013 - 2018: 8% per annum

On October 3, 2014, NERSA announced its approval of Eskom’s implementation plan of the Regulatory Clearing Account balance of $783.9 million (ZAR7.8 billion) relating to the recoupment of losses after it had under-recovered money during the “multi-year-price-determination control period” between 2010 and 2013. Consumers, including Bokoni Mine, will now incur a 12.7% electricity tariff hike in 2015.

The Bokoni Mine’s operations are currently mining at relatively shallow depths with no refrigeration requirements expected for the next 23 years of mining (as Bokoni’s mining licence expires in 2038). Power costs currently comprise approximately 7% (varying summer and winter tariffs) of total operating costs at the mine operations. The Bokoni Mine continues to focus efforts on power usage reduction initiatives as part of the efficiency improvement initiatives currently being implemented at the operations.

Bokoni Mine is also dependent on power generated by Eskom, and continues to be at risk for electricity supply interruptions going forward. In June 2014, emergency power cuts took place countrywide after two units at two power stations tripped and a portion of the capacity usually imported from Cahora Bassa became unavailable.

Load shedding was reintroduced in early November 2014 and rolling blackouts were still announced and implemented by Eskom up to March 2015, in a bid to stop a total power grid collapse. Although Eskom and the South African Government have announced a number of short and long-term mitigation plans, there can be no assurance that the Company will not experience power supply interruptions in the future.

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

The DMR has stated that the department may increase sanctions, including closures, for mines in which fatalities occur because of violations of health and safety rules. The DMR can and does issue, in the ordinary course of its operations, instructions, including Section 54 orders, following safety incidents or accidents to partially or completely halt operations at affected mines (See ITEM 5. A.2.1.6. Safety). It is the Company’s policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. In addition, there can be no assurance that the unions will not take industrial action in response to such accidents which could lead to losses in the Company’s production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Atlatsa’s business, operating results and financial condition. Such incidents may also negatively affect the Company reputation with, among others, employees and unions, South African regulators and regulators in other jurisdictions in which Atlatsa operates.

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

Operations are subject to environmental and health and safety regulations, which could impose additional costs and compliance requirements and the Company, may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

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

Due to the nature of mining and the extensive environmental footprint of the operations, environmental and industrial accidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities

Mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining accidents.

These may include, for example, seismic events, fires, cave-ins and blockages, flooding, discharges of gases and toxic substances, contamination of water, air or soil resources, radioactivity and other accidents or conditions resulting from mining activities including, among other things, blasting and the transport, storage and handling of hazardous materials.

The occurrence of any of these hazards could delay or halt production, increase production costs and result in financial and regulatory liability for the Company.

Atlatsa’s share price is volatile

The market price of a publicly traded stock, especially a resource company like Atlatsa, is affected by many variables not directly related to the mining and exploration success of Atlatsa, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, the liquidity of the stock, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares suggests Atlatsa’s share price will continue to be volatile and the common shares are currently illiquid.

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

Business Risks

Failure to repay long term borrowings, failure to meet the conditions precedent for financing under current sources of funding and the level of indebtedness may adversely affect the Company’s ability to continue as a going concern

As of February 28, 2015, Atlatsa had cash and cash equivalents of approximately $7.1 million and contractual value of loans and borrowings of approximately $171.3 million. The Company incurred a net loss for Fiscal 2014 of ($49.5 million) compared to a net profit in 2013 of $99.9 million and as of that date its total assets exceeded its total liabilities by $415.2 million (2012: $379.1 million).

After a long history of loss making activities, the profit in the prior year is based on the profit on the sale of Boikgantsho and the Eastern Ga-Phasha’s mineral properties. For accounting purposes this sale gave rise to gains of $171.1 million that is reported as “Other income” in the Consolidated Statement of Comprehensive Income (also refer to note 30 in the audited Consolidated Financial Statements for Fiscal 2014; shown as a comparative number). There can be no assurance that Atlatsa will be successful in repaying all of its indebtedness. Atlatsa’s level of indebtedness could have important consequences for its operations, including:

•

The Company will need to use a large portion of its cash flow to repay principal debt and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	The Company’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future, or implement its business strategy.

Atlatsa’s ability to meet its payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Atlatsa will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Atlatsa cannot be certain that its existing capital resources and future cash flows from operations will be sufficient to allow it to pay principal debt and interest on Atlatsa’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Atlatsa may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. If the Company cannot meet the conditions for financial support provided by Anglo Platinum, this would impact ability to continue as a going concern.

The repayment terms of the New Senior Facilities Agreement (see ITEM 4. A.5.6. New Senior Facilities Agreement) include quarterly cash sweeps, when cash is available. Atlatsa will be required to reduce the outstanding balance (including capitalised interest) under the New Senior Facilities Agreement to $100.5 million (ZAR1.0 billion) by December 31, 2018, and to $50.3 million (ZAR500.0 million) by December 31, 2019 and to zero by December 31, 2020. If the Company cannot meet the conditions for financial support provided by Anglo Platinum, this would impact ability to continue as a going concern.

For specific details regarding the Company’s ability to continue as a going concern, see “Going Concern” in note 2 of the audited Consolidated Financial Statements.

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

Delays or unexpected problems on projects may adversely affect the Company’s ability to sustain or increase the Company’s present level of production

Atlatsa’s ability to sustain or increase its present levels of PGM production is dependent on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including the following: the accuracy of reserve estimates; metallurgical recoveries with respect to PGM; capital and operating costs of such projects; the future prices of the relevant minerals; and the ability to secure appropriate financing for product development. Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Atlatsa to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project, and secure appropriate financing to fund these expenditures.

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

Disputes or disagreements with third parties who jointly own many of the Company’s assets could adversely affect our business, operating results, cash flows and financial condition

Atlatsa holds the bulk of its assets through Plateau’s 51% ownership of Bokoni Holdco, the remaining 49% being held by Anglo Platinum. Plateau’s interests in these projects are subject to the risks normally associated with the joint ownership of operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau’s profitability or the viability of its interests held through Bokoni Holdco, which could have a material adverse impact on Atlatsa’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with Anglo Platinum on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of Atlatsa and Anglo Platinum to meet their obligations in respect of jointly owned properties; and (iii) litigation between Atlatsa and Anglo Platinum regarding jointly owned property. Future disputes and disagreements with business partners could adversely affect the business of Atlatsa and its operations and financial condition.

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on the Company’s operations and profits

Atlatsa’s results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including fuel, timber, explosives and other working materials currently all sources from Anglo

Platinum. The price and quality of raw materials may be substantially affected by changes in global supply and demand, weather conditions, governmental controls, a dispute between the Company and Anglo Platinum and other factors. A sustained interruption in the supply of any of these materials would require the Company to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase the Company’s operating costs and affect production considerations.

Certain factors may affect our ability to support the carrying value of our property, plant and equipment, goodwill and other assets on our balance sheet

The Company reviews and tests the carrying value of its assets when events or changes in circumstances suggest that this amount may not be recoverable.

At least on an annual basis for goodwill, and when there are indications that impairment of property, plant and equipment and other assets may have occurred, estimates of expected future cash flows for each group of assets are prepared. These estimates are prepared at the lowest level at which identifiable cash flows are considered as being independent of the cash flows of other mining assets and liabilities. Expected future cash flows are inherently uncertain, and could materially change over time. Such cash flows are significantly affected by reserve and production estimates, together with economic factors such as spot and forward looking platinum prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures.

Atlatsa utilizes information technology and communications systems, the failure of which could significantly impact its operations and business

Atlatsa utilizes and is reliant on various information technology and communications systems, in particular SAP, payroll and time and attendance applications. Damage or interruption to the Company’s information technology and communications systems, whether due to accidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost or damaged, thereby adversely affecting the Company’s business, prospects and results of operations.

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

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management. The Company currently does not, and does not intend to, have key person insurance for key positions. Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all.

The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

Capital structure and ability to raise new equity

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until December 31, 2020, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the South African Reserve Bank (“SARB”) and Anglo Platinum; post transaction. The ability of Atlatsa to access the bank public debt or equity capital markets on an efficient basis may be constrained by the dislocation in the credit markets, capital and/or liquidity constraints in the banking markets and equity conditions at the time of issuance.

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

The Company’s current exploration projects may not result in discoveries of commercial recoverable quantities of ore

Kwanda is in the exploration stage as opposed to the development stage and has no known body of economic mineralization. The known mineralization at the Kwanda Project has not been determined to be ore. There can be no assurance that commercially mineable ore bodies exist. There is no certainty that any expenditure made in the exploration of the Company’s undeveloped mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company must raise substantial additional funding.

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

If Atlatsa is classified as a passive foreign investment company (“PFIC”) for any taxable year during which a U.S. Holder holds common shares, certain adverse U.S. federal income tax rules could apply to that person. Atlatsa believes that it was not a PFIC in the 2014 taxable year, but has not made a determination as to its PFIC status for the 2015 taxable year or any future year. The determination of whether Atlatsa is a PFIC for a taxable year depends, in part, on the application of complex U.S. Federal income tax rules, which are subject to different interpretations, and the determination will depend on the composition of Atlatsa income, expenses and assets from time to time and the nature of the activities performed by its officers and employees. U.S. Holders should carefully read “Taxation - U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their independent tax advisors regarding the likelihood and consequences of Atlatsa being treated as a PFIC for U.S. federal income tax purposes including the advisability of making certain elections that may mitigate certain possible adverse U.S. Federal income tax consequences, but may result in an inclusion in gross income without the receipt of such income.

The Company may be involved with deep groundwater pollution

Bokoni Mine has identified a future pollution risk posed by deep groundwater in certain underground shafts. Various studies have been undertaken by the mine since 2012. In view of the documentation of current information for the accurate estimation of the liability, we are unable to quantify the extent of either the existence or extent of pollution or its source, if any. As such the criteria in IAS 37 for recognizing a liability have not been met.

ITEM 4	INFORMATION ON THE COMPANY

4. A.	History and development of the Company

4. A.1. Name, Address and Incorporation; Trading Markets

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

The Company’s registered office is Suite 1700, Park place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada, telephone: (604) 631-1300, facsimile: (604) 681-1825. The South African head office of the Company is located at 4th Floor – 82 Grayston Drive, Off Esterhysen Lane, Sandton, South Africa, 2146, telephone: +27 11 883 0800, facsimile: +27 11 883 0836.

The Company’s common shares are listed for trading on the TSX (symbol ATL), NYSE MKT (symbol ATL) and the JSE (symbol ATL).

The Company had a primary listing on the TSX-V and has a secondary listing on the NYSE MKT and the JSE. On February 5, 2014, the Company migrated from the TSX-V to the TSX.

4. A.2. General Development of the Business

For the period 1983 to June 30, 2009, the Company was primarily an exploration company and, therefore, did not have any significant operating assets.

From 1996 to mid-1999, the Company’s mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African PGM project, the Platreef Project. The Company has two active Cayman Islands subsidiaries, N1C and N2C. These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares.

In September 2004, the Company and Atlatsa Holdings, a private South African company, completed a transaction combining their respective PGM assets, comprising the Company’s PGM projects on the Northern and Western Limbs of the BIC and Atlatsa Holding’s 50% participation interest in Ga-Phasha (previously known as “Paschaskraal”) on the Eastern Limb of the BIC in the Republic of South Africa (“the Pelawan transaction”).

Pursuant to the terms of the Pelawan transaction, which constituted a reverse take-over under the policies of the TSX-V, the Company acquired Atlatsa Holding’s rights to its 50% participation interest in Ga-Phasha in return for 91.2 million Atlatsa common shares (63% of the total outstanding shares in Atlatsa at that time) and a cash payment of $1.6 million (ZAR15.7 million). By completing the reverse take-over with Atlatsa Holdings, Atlatsa reconstituted itself as a BEE company in South Africa with a view to positioning itself for greater opportunities within the South African mineral sector.

This strategy was successful in 2007 when Atlatsa announced a major BEE transaction with Anglo Platinum pursuant to which the two corporations determined to combine all of their existing joint venture interests, together with 100% of Anglo Platinum’s Bokoni Mine (formerly Lebowa), under a new group structure, the Bokoni Group.

The “Bokoni Transaction” was completed on July 1, 2009, which was the most important year in Atlatsa’s history. On July 1, 2009, the Company acquired 51% of the Bokoni Mine and took operational control of the Bokoni Mine and the Bokoni Group. RPM retained a 49% non-controlling interest in Bokoni Holdco. This was the first operating asset acquired by the Company that generated revenue. There was therefore a significant increase in the asset base of the Company as revenue generating assets were effectively acquired and the Company transformed from an exploration and development company into a PGM producer through the Bokoni Transaction.

The Bokoni Transaction was a step towards Atlatsa’s objective to become a significant PGM producer with a diversified PGM asset base, including production and exploration assets. Atlatsa controls a significant estimated mineral resource base of approximately 56 million ounces in the measured category, 27.7 million ounces in the indicated category and 70.5 million ounces in the inferred category. Of this estimated mineral resource base, approximately 28.5 million ounces in the measured category, 14.1 million ounces in the indicated category and 36 million ounces in the inferred category are attributable to Atlatsa. See page 13 of Atlatsa’s technical report titled “An Independent Qualified Persons’ Report on the Bokoni Platinum Mine, in the

Mpumalanga Province*, South Africa” dated April 24, 2013 and filed on SEDAR at www.sedar.com and furnished on EDGAR on Form 6-K, at www.sec.gov on May 14, 2013. *To note; Bokoni Mine is situated in the Limpopo Province and incorrectly referenced as Mpumalanga in the above report. No material changes has occurred and therefore no need for an updated report.

For the year ended December 31, 2010 and the year ended December 31, 2011 (“Fiscal 2011”), Atlatsa focused on implementing the foundation for its turnaround strategy at the Bokoni Mine operations. On February 2, 2012, the Company and Anglo Platinum announced the parties’ conclusion of a term sheet comprising the first iteration of the Restructure Plan (see ITEM 4. A.4. Restructure Plan).

Subsequent to announcing the material terms of the Restructure Plan in February 2012, the Company announced that it, together with Anglo Platinum and the management of Bokoni had undertaken a strategic review of the Bokoni Mine operations in order to assess the optimal operating and financial plan for the Bokoni Mine going forward. See ITEM 4. B.2. Atlatsa’s Business Strategy.

Until January 31, 2014, N2C held 100% of the shares of Plateau, a private South African mining corporation acquired by Atlatsa on August 28, 2001. On January 31, 2014, with the conversion of the “B” preference shares (part of the restructure plan, see ITEM 4. A.4. Restructure Plan), Atlatsa now holds 53% and N2C 47% of Plateau. Atlatsa holds its assets and interests in South Africa through Plateau. In this Annual Report, Fiscal 2013 and 2014 are further discussed in detail.

4. A.3. Ownership Structure

As discussed above, the “Bokoni Transaction” was completed on July 1, 2009 and Atlatsa, through its wholly owned South African subsidiary, Plateau, holds a 51% controlling interest and management control in Bokoni Holdco. Bokoni Holdco holds a 100% interest in several PGM projects, including the operating Bokoni Mine, exploration companies Boikgantsho, Ga Phasha and Kwanda. As a result of a transaction with RPM on December 13, 2013, Boikgantsho and Ga Phasha do not currently hold any mineral properties and are now dormant.

Atlatsa also holds direct interest in the Central Block properties (see ITEM 4. D.19.4. Central Block) and indirect in the Kwanda and Rietfontein properties (see ITEMS 4. D.19.3. Rietfontein Block and 4. D.19.5. Kwanda Project (North Block and South Block respectively).

The corporate structure of Atlatsa as at December 31, 2014 after the completion of the Restructure Plan is as follows:

*	Black Economic Empowerment.
**	ESOP Trust is consolidated into the Company.
#	Dormant from December 13, 2013.
^	Bokoni Rehabilitation Trust is consolidated into Bokoni.

4. A.4. Restructure Plan

On February 2, 2012, the Company and Anglo Platinum announced that the parties had concluded a term sheet comprising the first iteration of the Restructure Plan which was carried out over two phases.

Phase One

On September 28, 2012, the Company announced that it, together with Anglo Platinum, had completed Phase One of the Restructure Plan, whereby the Company consolidated its 2009 Senior Debt Facility, the OCSF and “A” Preference Share Facility, such that the OCSF and the “A” Preference Share Facility were repaid in full.

In Phase One of the Restructure Plan, the 2009 Senior Debt Facility was amended to increase the total amount available under the facility, and this additional amount was utilized to repay the amounts owed to RPM under the OCSF (See ITEM 4. A.5.1. OCSF) and to redeem the existing “A” Preference Share Facility (see ITEM 4. A.5.3.1. Cash component - “A” Preference Share Facility). These transactions resulted in all outstanding debt owing to RPM as at that date being consolidated into one single facility on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing. A fair value adjustment was recorded on the 2009 Senior Debt Facility. Refer below for more detail.

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

“Minxcon is of the opinion that, as of February 27, 2013, the fair market value of the assets of the Boikgantsho Project is estimated to be between $91.4 million (ZAR902 million) and $97.2 million (ZAR960 million). The Boikgantsho Asset Sale Agreement provides that Boikgantsho will sell and RPM will purchase the assets of the Boikgantsho Project for $96.2 million (ZAR950 million), which is within the range of the fair market values of the Boikgantsho Project as set out in the Boikgantsho Valuation”.

Management received disinterested Shareholder approval for Phase Two of the Restructure Plan, on June 28, 2013.

As part of Phase Two of the Restructure Plan, under the New Senior Facilities Agreement signed on March 27, 2013, Anglo Platinum agreed to make additional facilities available to the Company, after the 2009 Senior Debt had been fully utilised by the Company to finance its pro rata share of the Bokoni Mine going forward. The Company was not entitled to draw down amounts under the New Senior Facilities Agreement until, amongst other things, the conditions precedent to such drawdowns were met (these conditions precedent were met on December 12, 2013).

Due to this delay in closing the Restructure Plan, and the fact that the Company required additional funding prior to the date the New Senior Facilities Agreement became available to the Company (i.e. December 13, 2013), the parties agreed to increase the amount available for draw down under the 2009 Senior Debt Facility by $21.7 million (ZAR215.7 million). An agreement effecting this increase was signed on May 28, 2013 (the “Amending Agreement”).

In addition to the facilities provided, RPM agreed to fund Bokoni with an advance on the Purchase of Concentrate revenue on the sale of concentrate made to RPM with an interest rate of JIBAR plus 1.41% per annum, from November 1, 2013 to December 31, 2015. This agreement is as a result of the facilities under the New Senior Facilities Agreement not being sufficient to meet the cash requirement of Bokoni Mine either because of the delay in finalising the Restructure Plan or after the New Senior Facilities Agreement has been fully utilised. See ITEM 4. A.5.8. Purchase of Concentrate Advance

The final conditions precedent for the completion of Phase Two of the Restructure Plan was obtained on December 12, 2013.

On December 13, 2013; the following transactions forming part of Phase Two of the Restructure Plan were completed:

•

the sale and transfer of the Company’s interest in Boikgantsho and Eastern section of the Ga-Phasha to RPM for a net consideration of $172.2 million (ZAR1,700.0 million). For accounting purposes this sale gave rise to gains of $171.1 million that is reported as “Other income” in the Consolidated Statement of Comprehensive Income (also refer to note 30 in the audited Consolidated Financial Statements for Fiscal 2014; shown as a comparative number);

•

the purchase consideration payable for the sale of Boikgantsho was paid to the Company on December 13, 2013, excluding an amount of $2.9 million (ZAR29.0 million) in respect of Boikgantsho which is payable on the date of execution of the notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights. The proceeds of $169.3 million (ZAR1,671 million) were used to reduce the outstanding debt to RPM;

•

RPM subscribed for additional shares in Bokoni Holdco to the value of $196.5 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay the debt outstanding between Bokoni Holdco and RPM of $196.5 million (ZAR1,939.4 million);

•

Plateau also subscribed for additional shares as part of the funding between Plateau and Bokoni Holdco, and as such Plateau’s interest in Bokoni Holdco has not been diluted. This transaction is eliminated for Group consolidation purposes;

•

The 2009 Senior Debt Facility was repaid in full (see ITEM 4. A.5.2. 2009 Senior Debt Facility) and the New Senior Facilities Agreement between Plateau and RPM as signed on March 27, 2013 was made effective. The amount available under the New Senior Facilities Agreement is $231.2 million (ZAR2,300 million) of which $225.5 million (ZAR2,225.7 million), including interest was utilized by December 31, 2013, and fully utilised by March 31, 2014. See ITEM 4. A.5.6. New Senior Facilities Agreement;

•

Plateau also entered into the Working Capital Facility of $9.0 million (ZAR90.0 million) with RPM to fund Atlatsa’s corporate and administrative expenses through to the end of 2015 of which $3.0 million (ZAR30.0 million) was utilised at year-end 2013 (See ITEM 4. A.5.7. Working Capital Facility); and

•	the Concentrate Agreement (see ITEM 4. A.6.4. Sale of concentrate) was extended until 2020.

During January 2014, Phase Two of the Restructure Plan was finalized by completing the following:

•

Pelawan SPV converted the SPV Preferred Shares held by RPM into SPV Ordinary Shares and converted the “B” Preference Shares held by Pelawan SPV in Plateau into Plateau Ordinary Shares. In addition, in accordance with the terms of the Plateau Ordinary Shares, Plateau issued Pelawan SPV a special dividend in cash of $24.3 million (ZAR241.7 million), which Pelawan SPV used to subscribe for additional Plateau Ordinary Shares.

•

As per the Exchange Agreement, Atlatsa issued 227.4 million Common Shares to Pelawan SPV in exchange for the Plateau Ordinary Shares. Following this issuance, Pelawan SPV immediately bought back all SPV Ordinary Shares held by RPM and settled the buyback consideration by delivering to RPM 115.8 million Common Shares in the Company. On January 29, 2014, RPM sold these 115.8 million Common Shares in the Company to Atlatsa Holdings, held in trust by the Pelawan Trust in exchange for the Atlatsa Holdings Vendor Finance Loan. Atlatsa Holdings increased its shareholding in the Company to 61.86% (based on the Atlatsa Holdings’ shareholding of Common Shares as March 31, 2015);

•

On January 29, 2014, Atlatsa Holdings, the Company’s majority shareholder; acquired the 115.8 million Common Shares in the Company from RPM on a vendor financed basis, which resulted in Atlatsa Holdings owing $46.6 million (ZAR463.2 million) to RPM, to be repaid in stages by December 31, 2020 (the “Atlatsa Holdings Vendor Finance Loan”);

•

Pelawan SPV transferred the remaining 111.6 million Common Shares in the Company issued to Pelawan SPV pursuant to the Exchange Agreement to Atlatsa Holdings in trust for the Pelawan Trust. Such Common Shares are subject to a lock-in that prevents Pelawan SPV and Atlatsa Holdings from disposing of such Common Shares for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa;

•

Atlatsa Holdings provided security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed upon between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals; and

•

RPM subscribed for 125 million Common Shares of the Company on January 31, 2014, for $74.3 million (ZAR750.0 million), which proceeds were used to repay a portion of the Company’s outstanding debt to RPM under the New Senior Facilities Agreement.

Fair Value adjustments on loans and borrowings:

The Company has recognised a fair value loss and AG8 adjustments of ($2.1 million) in its Consolidated Statement of Comprehensive Income for Fiscal 2014, compared to a fair value gain and AG8 adjustments of $48.0 million for Fiscal 2013. The difference is due to the refinancing cash flow implications being moved out as a result of the delay in finalisation of the Restructure Plan during Fiscal 2013. In addition to this, post December 13, 2013, only the debt between Plateau and RPM was fair valued, as the 49% contribution by RPM to Bokoni Holdco was treated as a shareholders loan with the intention to capitalise these loans, which took place on March 31, 2014.

The Company has recognised a fair value gain and AG8 adjustments of $48 million in its Consolidated Statement of Comprehensive Income for Fiscal 2013, compared to a fair value gain of $90.6 million for Fiscal 2012. The non-controlling interest referred to in the audited Consolidated Statements of Changes in Equity and in the Consolidated Statement of Financial Position, includes a fair value gain on fair valuing the outstanding debt between Bokoni Holdco and RPM of $127.8 million for Fiscal 2012, and a fair value loss of ($98.9 million) as a result of settling the debt between Bokoni Holdco and RPM, for Fiscal 2013.

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

For additional information on the Restructure Plan refer to the press releases of Atlatsa dated February 2, 2012, March 15, 2012, March 30, 2012, May 3, 2012, June 15, 2012, July 26, 2012, September 7, 2012, September 27, 2012, October 2, 2012, October 22, 2012, December 3, 2012, January 21, 2013, March 27, 2013, March 28, 2013, April 5, 2013, July 2, 2013, August 20, 2013, August 29, 2013, October 7, 2013, October 8, 2013, October 31, 2013, December 12, 2013, December 18, 2013, January 16, 2014 and February 3, 2014 as well as the material change reports filed on February 13, 2012, September 27, 2012 and April 8, 2013 all of which are available on SEDAR www.sedar.com and on EDGAR at www.sec.gov.

4. A.5. Debt Arrangements

The Company financed the Bokoni Transaction at the Plateau level through a combination of the 2009 Senior Debt Facility and an agreement with RPM whereby RPM provided Plateau with the operating cash flow shortfall facility (the “OCSF”) of up to a maximum of $75.4 million (ZAR750 million) (which increased to $110.6 million (ZAR1,100 million) on June 29, 2012) and access to RPM’s attributable share of the Bokoni Holdco cash flows (the “Standby Loan Facility”) which, with the Company’s portion, provided up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the 2009 Senior Debt Facility.

The OCSF, the “A” Preference Share Facility and the 2009 Senior Debt Facility were consolidated on September 28, 2012 as part of Phase One of the Restructure Plan (see ITEM 4. A.4. Restructure Plan). The 2009 Senior Debt Facility and the Standby Loan Facility were replaced by the New Senior Facilities Agreement on December 13, 2013.

4. A.5.1. OCSF

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at the Bokoni Mine, RPM provided Plateau with the OCSF which could be draw up to a maximum of $75.4 million (ZAR750 million) and was subject to certain annual draw down restrictions, in terms of quantum, during the first three years. On 29 June 2012, the OCSF facility was increased to $110.6 million (ZAR1,100 million).

The full outstanding amount under the OCSF as at September 28, 2012 was repaid and consolidated into the 2009 Senior Debt Facility, and the principal amount outstanding as at that date was $0. See ITEM 4. A.5.2. 2009 Senior Debt Facility. The OCSF is no longer available to the Company and is described herein for historical purposes only. See ITEM 4. A.4. Restructure Plan.

4. A.5.2. 2009 Senior Debt Facility

On July 1, 2009; Plateau entered into the 2009 Senior Debt Facility with Standard Charter Bank (“SCB”) for an amount of up to $75.4 million (ZAR750 million), including capitalised interest of up to a maximum of three years or $25.1 million (ZAR250 million).

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

On December 11, 2009, 34% of the 2009 Senior Debt Facility was syndicated to First Rand Bank Limited, acting through its Rand Merchant Bank division.

SCB’s $50.3 million (ZAR500 million) and interest amounting to $14.4 million (ZAR142.8 million) at an interest rate of 11.345% was rolled up through April 28, 2011. Effective as of April 28, 2011, RPM assumed all of the rights and obligations of SCB and Rand Merchant Bank under the 2009 Senior Debt Facility.

The total amount of the interest payable on the notional amount of the 2009 Senior Debt Facility of $50.3 million (ZAR500 million) draw down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

On September 28, 2012, the full outstanding amount under the OCSF (ITEM 4. A.5.1. OCSF) was repaid and consolidated into the 2009 Senior Debt Facility. See ITEM 4. A.4. Restructure Plan for more information with respect to Phase One of the Restructure Plan.

As part of Phase Two of the Restructure Plan, Anglo Platinum made additional facilities available to the Company to finance its pro rata share of the Bokoni Mine operations going forward under the New Senior Facilities Agreement signed on March 27, 2013. The Company was not entitled to draw down amounts under the New Senior Facilities Agreement until, amongst other things, the conditions precedent to such drawdowns were met (these conditions precedent were met on December 12, 2013).

Due to the delay in closing of Phase Two of the Restructure Plan, and the fact that the Company required funding prior to the New Senior Facilities Agreement becoming effective on December 13, 2013, the parties agreed to increase the amount available for draw down under the 2009 Senior Debt Facility by $21.7 million (ZAR215.7 million). The Amendment Agreement effecting this increase was signed on May 28, 2013.

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

4. A.5.3. Vendor Finance Facility

On July 1, 2009, RPM provided a vendor finance facility to Plateau consisting of a cash component, the “A” Preference Share Facility of $121.6 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $111.4 million (ZAR1.1 billion). See ITEM 4. A.4. Restructure Plan for details of the repayment of these facilities.

4. A.5.3.1. Cash component - “A” Preference Share Facility

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

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau was required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the Standby Loan Facility; (ii) any outstanding amounts owing to RPM in respect of the OCSF and (iii) any amount owing to RPM in respect of the “A” Preference Share Facility. The required refinancing took place pursuant to Phase One of the Restructure Plan (see ITEM 4. A.4. Restructure Plan) and the “A” Preference Share Facility was redeemed and repaid in full on September 28, 2012.

The “A” Preference Share Facility is no longer available to the Company and is described herein for historical purposes only.

See ITEM 4. A.4. Restructure Plan for a discussion of the impact of the Restructure Plan on this facility.

4. A.5.3.2. Share Settled Financing – The “B” preference shares

On July 1, 2009, RPM provided a vendor finance facility to Plateau consisting of a cash component, and a share settled component (the “Share-Settled Financing”) amounting to $110.6 million (ZAR1.1 billion).

Pursuant to the Share Settled Financing, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary, Pelawan SPV, and transferred 56,691,303 Common Shares in the Company to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $110.6 million (ZAR1.1 billion). The SPV Preferred Shares were convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Pelawan SPV received a conversion notice from RPM on January 7, 2014. Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

Pelawan SPV then subscribed for two different classes of convertible class B preferred shares (the ““B” Preference Shares”) in Plateau for $110.6 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, would immediately be used to subscribe for additional Plateau Ordinary Shares. The “B” Preference Shares were zero coupon shares and carried no rights to preference dividends.

Pursuant to the conversion notice received on January 7, 2014, Pelawan SPV converted the SPV Preferred Shares held by RPM into SPV Ordinary Shares on January 14, 2014 and converted the “B” Preference Shares held by Pelawan SPV in Plateau into Plateau Ordinary Shares. In addition, in accordance with the terms of the Plateau Ordinary Shares, Plateau issued Pelawan SPV a special dividend in cash of $24.3 million (ZAR241.7 million), which Pelawan SPV used to subscribe for additional Plateau Ordinary Shares. (See ITEM 4. A.4. Restructure Plan)

Pursuant to an agreement between Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to Pelawan SPV, Atlatsa would take delivery of all such shares and, in consideration thereof, issue to Pelawan SPV such number of Common Shares that would have a value equal to the value of such Plateau Ordinary Shares. The total number of Common Shares issued on implementation of the Share-Settled Financing arrangement was 227.4 million Common Shares.

Following this issuance, Pelawan SPV immediately bought back all SPV Ordinary Shares held by RPM and settled the buyback consideration by delivering to RPM 115.8 million Common Shares in the Company. On January 29, 2014, RPM sold these 115.8 million Common Shares in the Company to Atlatsa Holdings, held in trust by the Pelawan Trust in exchange for the

Atlatsa Holdings Vendor Finance Loan. Atlatsa Holdings increased its shareholding in the Company to 61.86% (based on the Atlatsa Holdings’ shareholding of Common Shares as March 31, 2015). See ITEM 4. A.6. Special Shareholder Arrangements.

On January 29, 2014, Atlatsa Holdings, the Company’s majority shareholder; acquired the 115.8 million Common Shares in the Company from RPM on a vendor financed basis, which resulted in Atlatsa Holdings owing $46.6 million (ZAR463.2 million) to RPM, to be repaid in stages by December 31, 2020 (the “Atlatsa Holdings Vendor Finance Loan”).

Pelawan SPV transferred the remaining 111.6 million Common Shares in the Company issued to Pelawan SPV pursuant to the Exchange Agreement to Atlatsa Holdings in trust for the Pelawan Trust. Such Common Shares are subject to a lock-in that prevents Pelawan SPV and Atlatsa Holdings from disposing of such Common Shares for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa. See ITEM 4. A.6. Special Shareholder Arrangements.

Atlatsa Holdings provided security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed upon between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals. See ITEM 4. A.6.1. Ownership of Bokoni Holdco.

The Share Settled Financing is now complete and is described herein for historical purposes only.

4. A.5.4. Standby Loan facility

On July 1, 2009, Anglo Platinum has made available to Plateau the Standby Loan Facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the 2009 Senior Debt Facility during its term. The Standby Loan Facility will bear interest at the prime rate of interest in South Africa (9.25% at December 31, 2014). As at December 13, 2013, with completion of the 2009 Senior Debt facility, the Standby Loan facility also came to a close.

4. A.5.5. Security

The 2009 Senior Debt Facility and now replaced by the New Senior Facilities Agreement is secured through various security instruments, guarantees and undertakings provided by Atlatsa against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base.

Atlatsa Holdings will provide security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals. The Group’s debt is denominated in ZAR.

The following debt facilities were the result of the Restructure Plan, which was concluded in 2014 (see ITEM 4. A.4. Restructure Plan):

4. A.5.6. New Senior Facilities Agreement

The total amount made available to Plateau on December 13, 2013, under the New Senior Facilities Agreement was $231.2 million (ZAR2,300.0 million). As at December 31, 2013, the balance outstanding between Plateau and RPM, was $225.5 million (ZAR2,225.7 million), including interest at year-end. Subsequently, Atlatsa used the proceeds of $74.8 million (ZAR750.0 million converted at transaction date: January 31, 2014) from RPM’s subscription for 125 million Common Shares in the Company on January 31, 2014, to reduce the amount outstanding between Plateau and RPM under the New Senior Facilities Agreement to $155.8 million (ZAR1,550.0 million); this becoming the amended maximum available under this facility.

In the event Plateau draws down on the facility available under the New Senior Facilities Agreement to fund its 51% contribution to Bokoni Holdco, RPM is obliged to meet its 49% contribution to Bokoni Holdco as a shareholder loan to Bokoni Holdco.

Pursuant to the March 27, 2013 shareholders agreement between Plateau, RPM and Bokoni Holdco (“Bokoni Holdco Shareholders Agreement”), the Board of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. See ITEM 4. A.6.3. Funding.

RPM’s 49% contributions to Bokoni Holdco between December 13, 2013 and March 31, 2014 were treated as shareholder loans. The Board of Bokoni Holdco, as per the Bokoni Holdco Shareholders Agreement, treated these loans as shareholder’s loans. On March 31, 2014, the total of the shareholder loans was capitalised in exchange for additional ordinary shares in Bokoni Holdco. A decision was taken in Q2 2014, to also capitalise Bokoni Holdco’s loan of to Boikgantsho.

Capitalisation of shareholders loans:

Description	RPM’s 49% of loan treated as a shareholders loan and then capitalised as per above
Drawdowns included in opening balance	$3.3 million
Drawdowns in January and March 2014	$6.0 million
Capitalised in Q1 2014 (subtotal)	$9.3 million
Bokoni Holdco’s loan to Boikgantsho and capitalised in Q2 2014	$3.2 million

Total capitalised during Q2 2014 (total for Fiscal 2014)	$12.5 million	*

*	Based on the exchange rate at December 31, 2014. Refer to note 21 in the audited Consolidated Financial Statements for Fiscal 2014.

The shareholder loans as at the end of December 31, 2013; bear no interest and have no repayment terms. As of December 31, 2014, no shareholder loans remain exists.

Although the facility limit of the New Senior Facilities Agreement was fully drawn in Q1 2014, Anglo Platinum’s Board of Directors agreed to allow $16.1 million (ZAR160.0 million) in ‘to be accrued’ interest above the facility limit of $155.8 million (ZAR1,550 million), up to December 31, 2015. The total amount outstanding under the New Senior Facilities Agreement as at December 31, 2014 was $160 million (ZAR1,591.9 million), inclusive of accrued interest.

The repayment terms of the New Senior Facilities Agreement include quarterly cash sweeps, when cash is available. Atlatsa is required to reduce the outstanding balance (including capitalised interest) under the New Senior Facilities Agreement to $100.5 million (ZAR1.0 billion) by December 31, 2018, $50.3 million (ZAR500.0 million) by December 31, 2019, and zero by December 31, 2020.

4. A.5.7. Working Capital Facility

Prior to implementation of Phase Two of the Restructure Plan and as an interim measure prior to the closing of the Restructure Plan, RPM and Plateau agreed to a transaction cost loan agreement, as signed and implemented on May 28, 2013 (the “Transaction Cost Loan Agreement”), to make a $2.3 million (ZAR22.5 million) facility available to Plateau. The Transaction Cost Loan Agreement carried interest at the South African Prime Rate plus 5%. This facility was included in the increase of $21.7 million (ZAR215.7 million) pursuant to the Amending Agreement; which formed part of the 2009 Senior Debt Facility. See ITEM 4. A.5.6. New Senior Facilities Agreement.

On December 13, 2013, Plateau and RPM entered into a working capital facility whereby RPM agreed to provide a maximum of $3.0 million (ZAR30.0 million) to Plateau each year from 2013 to 2015, inclusive, up to an aggregate amount of $9.0 million (ZAR90.0 million), including capitalised interest, to fund Plateau’s corporate and administrative expenses through to 2015 (the “Working Capital Facility”). On December 13, 2013, Plateau drew down $3.0 million (ZAR29.9 million) on the Working Capital Facility and repaid the amount outstanding under the Transaction Cost Loan Agreement of $0.7 million (ZAR7.2 million) including interest. The Transaction Cost Loan Agreement is no longer in effect and is described herein for historical purposes only.

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a rate of three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $9.0 million (ZAR90.0 million) at any time, including capitalised interest. Atlatsa is prohibited from paying any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility is repayable in full by December 31, 2018.

During Fiscal 2014, $2.5 million (ZAR24.8 million) was drawn down under the Working Capital Facility, which brought the outstanding contractual balance to $5.9 million (ZAR59.2 million) as at December 31, 2014, inclusive of cumulative capitalised interest.

4. A.5.8. Purchase of Concentrate Advance

In addition to the other facilities provided, RPM agreed to fund the Bokoni Mine, pursuant to the Advance on Concentrate Revenue Agreement (the “Advance”), with an advance on the sale of concentrate revenue made to RPM pursuant to the Concentrate Agreement, at an interest rate of three-month JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014.

The Advance provided that RPM may advance funds to Bokoni up to an amount equal to the lower of 90% of an advance on revenue for the preceding two months and $36.2 million (ZAR360.0 million), provided that the amount advanced does not exceed the actual cash requirements for that month. The terms of the Advance were re-negotiated in March 2014 to permit RPM to advance funds to Bokoni up to an amount equal to the lower of 95% of an advance on revenue for the preceding two months and $47.7 million (ZAR475.0 million), provided that the amount advanced does not exceed the actual cash requirements of Bokoni Mine for that month, and to extend the term of the Advance to March 31, 2015. In July 2014, the Advance was amended to extend the term of the agreement to December 31, 2015.

Drawdowns pursuant to the Advance of $38.4 million (ZAR382 million) were made against the concentrate revenue in Q4 2014, and the total will be recovered as part of revenue received from RPM in January to March 2015.

4. A.6. Special Shareholder Arrangements

The Holdco Shareholders Agreement, dated March 27, 2013, between Plateau and RPM governs the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and with respect to management of Bokoni Holdco and its subsidiaries, including Bokoni.

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

4. A.6.1. Ownership of Bokoni Holdco

Atlatsa has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled company pursuant to the Holdco Shareholders Agreement. During the Initial Period, Plateau is required to ensure that, among other things: (i) HDPs effectively own, through Plateau, its subsidiaries and its controlling shareholders (i.e. the Atlatsa Control Structure), at least 26% of the beneficial business ownership of Bokoni Holdco shall be HDPs, measured on a see-through basis; (ii) a majority of the directors of Bokoni Holdco are HDPs; and (iii) a majority of the directors of Atlatsa Holdings Investments Pty Limited (“Atlatsa Holdings”) are HDPs.

At any time during the term of the Holdco Shareholders Agreement, if a change in control of Bokoni Holdco occurs, Plateau is required to “remedy” the change by either restoring the status quo or procuring that the change is superseded by a further transaction that results in the acquisition of control of Atlatsa Holdings by HDPs who were beneficial owners of Atlatsa Holdings as at the date of signature of the Holdco Shareholders Agreement, or involves such shareholders expropriating the defaulting shareholder’s interest (with no attendant change in control). If Plateau fails to do so within the period specified in the Holdco Shareholders Agreement, RPM will be entitled to compel the purchase by Plateau of RPM’s interests in Bokoni Holdco for fair market value.

Through the Pelawan Trust shareholding combined as Atlatsa Holdings (see ITEM 4. A.5.3.2. Share Settled Financing – The “B” preference shares), Atlatsa currently has a BEE shareholding of 61.86% (based on the Atlatsa Holdings’ shareholding of Common Shares as March 31, 2015) and, pursuant to the Atlatsa Shareholders Agreement, the shareholding of the Pelawan Trust (or any other HDP, as defined in the Pelawan Agreements, participating in the trust) in Atlatsa cannot be diluted to below the shareholding threshold of 51% required under South African law.

4. A.6.2. Bokoni Holdco Board of Directors

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be HDPs. Atlatsa has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group, pursuant to the Holdco Shareholders Agreement.

4. A.6.3. Funding

Pursuant to the Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. Should a shareholder default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which Plateau has repaid its Debt to RPM pursuant to the New Senior Debt Facility in full (the “Initial Period”), Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions.

4. A.6.4. Sale of concentrate

Atlatsa is pursuing its mine-to-market strategy through a sale of concentrate agreement entered into between Bokoni Mine and RPM on June 26, 2009 (the “Concentrate Agreement”), amended on March 27, 2013, in respect of concentrate produced at Bokoni Mine. The Concentrate Agreement has an extended term until July 1, 2020. The Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.

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

Revenue from the sale of concentrate, for Fiscal 2014 was $237.4 million (ZAR2,329.6 million) compared to Fiscal 2013 was $195.6 million (ZAR1,828.2 million) compared to Fiscal 2012 of $117.6 million (ZAR963.6 million). The sale of concentrate was Atlatsa’s sole revenue stream in Fiscal 2014 and Fiscal 2013.

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

4. A.6.5. Environmental Rehabilitation Trust

The rehabilitation trust provision in respect of the Bokoni Mine was transferred from the Anglo Platinum fund to the Bokoni Environmental Rehabilitation Trust. Anglo Platinum provided the trust guarantees in respect of the above mentioned trust until July 1, 2010. Subsequent to this, management considered alternative insurance products. Anglo Platinum offered to continue the guarantee at favourable terms and management accepted their proposal. The current guarantee is still in place and logged with the DMR. In connection with the Bokoni Transaction, the Company also entered into the Bokoni Platinum Mine ESOP Trust and the Atlatsa Community Participation Trust (see ITEM 4. A.6.5. Share Ownership Trusts for further information regarding the Bokoni Platinum Mine ESOP Trust and the Atlatsa Community Participation Trust).

4. A.6.5. Share Ownership Trusts

The purpose of the Bokoni Platinum Mine ESOP Trust and the Atlatsa Community Participation Trust (the “Share Ownership Trusts”) is to provide the employees of Bokoni Mine and the members of the communities affected by Atlatsa’s operations, respectively, with the opportunity to participate in, and benefit from, Atlatsa’s success.

On July 1, 2009, Anglo Platinum donated $10.4 million (ZAR103.8 million) to the Atlatsa Community Participation Trust, of which $7.4 million (ZAR73.6 million) was used to subscribe for 9,799,505 common shares of Atlatsa. The balance of Anglo

Platinum’s contribution will be used to assist the communities impacted by Bokoni Mine over the forthcoming periods. We have considered the purpose and objective of the trust, and it is the Group’s view that the control, decision making power and majority of the risks and benefits does not reside with Atlatsa nor does it constitute joint control and as such the Company does not consolidate the trust.

Anglo Platinum contributed an amount of $4.6 million (ZAR45.6 million) to the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”) to facilitate its establishment, and approximately $3.4 million (ZAR33.8 million) of this amount was utilized by the ESOP Trust to subscribe for 4,497,062 common shares of Atlatsa. The ESOP Trust is consolidated by Atlatsa.

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

4. B.	Business Overview

4. B. 1. Atlatsa’s Principal Activities

Atlatsa is engaged in mining, exploration and development of mineral deposits located in the BIC, South Africa. South Africa has more than 80% of the world’s platinum reserves, and is the world’s largest producer of PGM. These vast resources occur together with the world’s largest reserves of chromium and vanadium ore in the unique BIC geological formation. South Africa’s PGM output is derived almost exclusively from the BIC, with only about 0.1% coming from the gold deposits of the Witwatersrand and Free State, and the Phalaborwa copper deposit.

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

Atlatsa derives its revenues from PGM production through the sale of metal-in-concentrate produced at the Bokoni Mine to RPM in terms of a dedicated concentrate sale agreement (see ITEM 4. A.6.4. Sale of concentrate). The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to the Concentrate Agreement. Underground mining operations in South Africa are labour intensive with 60% of cash operational expenditure at the Bokoni Mine applied to labour. The Bokoni Mine has approximately 3,600 employees and approximately 2,400 contractors. The mine employees are represented by three labour unions and wage negotiations are normally held every two years with a one to two year wage accord being agreed subsequent to such negotiations. A two year wage accord was signed on August 13, 2014, with the recognised labour unions at Bokoni that will be reviewed in 2016.

The Company believes that its relative competitiveness within the PGM sector remains poised to improve. The Company holds a relative advantage at its operations as its average reserve grade of 4.95 grams per tonne (“g/t”) (PGM) is greater than the South African PGM grade average of 3.5 g/t. It also holds an advantage in respect of mining depth, as the Company mines at an average mining depth of approximately 300 metres below surface, while many other operations in South Africa are operating at 1,000 metres below depth. The Company projects that the shallower mining depth and above average reserve grade will allow it to decrease unit cost production as it continues with its underground production ramp up between 2014 to 2016. The Bokoni Operations have delivered improved results in 2014 in almost all key metrics and it is envisage that these improvements will continue with the ramp up to a steady state production level of 160.0 ktpm from underground sources over the next few years.

Information on mineral rights and prospecting and mining permits is provided in ITEM 4. D. Property, Plant and Equipment.

4. B.1.1. Mining and Exploration in South Africa

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

4. B.2. Atlatsa’s Business Strategy

The Company’s business strategy going forward is to optimise its business plan for the development of the Bokoni Mine on a cost effective basis. There can be no assurance that the Company will successfully execute its business strategy.

4. B.2.1. Operating Plan

The operating plan to 2020 targets an output of 160.0 ktpm from underground operations to meet the current installed processing capacity at the Bokoni Mine. The Brakfontein Shaft and Middelpunt Hill Shaft are expected to ramp up to steady state levels of production of 100.0 ktpm and 60.0 ktpm respectively by 2018. The older UM2 and Vertical underground shafts are expected to continue to produce at a steady state rate of 10.0 ktpm and 35.0 ktpm until 2017 and 2018 respectively. The mill gap between the processing capacity (160.0 ktpm) and the underground production (currently 130.0 ktpm) will be filled by the opencast operation that will be managed on a flexible volume basis to produce sufficient ore. Material capital expenditure associated with the proposed UG2 and Merensky expansion plans at the Bokoni Mine, as well as a new UG2 Concentrator plant (100.0 ktpm), is estimated at $200.0 million (ZAR2.0 billion), have been deferred beyond 2020.

The new operating plan will allow the Bokoni Mine to fill its processing capacity in the near term, whilst allowing underground mining operations to build up from the current 120.0 ktpm to 160.0 ktpm. The plan is considered both low risk and less capital intensive. The Bokoni Mine is expected to increase annual production from its current base of 200,000 PGM Oz per annum to 250,000 PGM Oz per annum over the next five years.

The operating plan is expected to allow the Bokoni Mine to fill its processing capacity in the near term, whilst allowing underground mining operations to build up from the current level of 130.0 ktpm to 160.0 ktpm. The Company considers this plan to be both lower risk and less capital intensive. It is anticipated that the operating plan will result in Bokoni becoming a predominantly Merensky Reef producer, with Merensky Reef accounting for approximately 75% of its total estimated production in the medium term. The capital cost estimate to increase production from the Brakfontein and Middlepunt Hill projects to steady state levels of 100.0 ktpm and 60.0 ktpm, respectively, is estimated at $140.7 million (ZAR1.4 billion).

The new operating plan at the Bokoni Mine is considered a lower risk, less capital intensive and more conservative plan from both an operational and financing perspective.

See ITEM 4. D.10. Bokoni Mine Operations, for the history of Bokoni Mine.

4. B.3. Service agreements

The Company concluded a number of agreements with respect to services at the Bokoni Mine with RPM, on March 27, 2008. These agreements were amended on May 13, 2009 and included a limited off-take agreement whereby the Bokoni Mine sells the concentrate produced at the mine to RPM at market related prices.

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services. Information on mineral rights and prospecting and mining permits is provided in ITEM 4. D. Property, Plant and Equipment.

4.C Organizational Structure

Below is a list of the Company’s subsidiaries.

Company	Country of Incorporation	2014	2013

N1C Resources Incorporation	Cayman Islands	100%	100%

N2C Resources Incorporation *	Cayman Islands	100%	100%

Plateau Resources Proprietary Limited *	South Africa	100%	100%

Bokoni Holdings Proprietary Limited *	South Africa	51%	51%

Bokoni Mine Proprietary Limited *	South Africa	51%	51%

Boikgantsho Proprietary Limited *#	South Africa	51%	51%

Kwanda Proprietary Limited *	South Africa	51%	51%

Ga-Phasha Proprietary Limited * #	South Africa	51%	51%

Lebowa Platinum Mine Limited * #	South Africa	51%	51%

Middlepunt Hill Management Services Proprietary Limited * # F	South Africa	—	51%

The following are the structured entities in the group:

Bokoni Platinum Mine ESOP Trust **	South Africa	Consolidated structured entity	Consolidated structured entity

Bokoni Rehabilitation Trust ***	South Africa	Consolidated structured entity	Consolidated structured entity

Bokoni Platinum Mine Community Trust ****	South Africa	Unconsolidated structured entity	Unconsolidated structured entity

*-	Indirectly held
#-	These entities are dormant
F -	The entity was deregistered at the end of December 2013.
** -

The Atlatsa group provided the funding through Bokoni Mine to construct the trust and purchase shares in Atlatsa, but is not required to provide any further financial support to this entity. The purpose of the Trust is to facilitate a share-based payment arrangement on behalf of the group. Atlatsa has the right to appoint one trustee, who has the right to reject any decision made by the other trustees. Atlatsa therefore has power of the trust.

*** -

Atlatsa Group has power over the trust, as the sole trustee is a director of Atlatsa. All the cash resources kept by the trust is on behalf of Atlatsa, to be later utilised against any rehabilitation and decommissioning incurred.

**** -

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

The Company has adopted IFRS 11, in prior periods. The adoption had no impact on the Consolidated Financial Statements.

4. D. Property, Plant and Equipment

Atlatsa holds interests in properties located in the Republic of South Africa in a geological province known as the Bushveld Complex, as shown in Figure 1.

Figure 1. Location of the Bokoni Mine and Kwanda Properties

4. D. 1. Regional Geology

The Bushveld Complex was formed when a large igneous body was emplaced in the earth’s crust. As the magma slowly cooled, silicate, sulphide, oxide and other minerals crystallized, forming texturally and mineralogically distinctive layers. During this process PGM, nickel and copper (usually occurring with, or as, sulphide minerals) became sufficiently enriched to form mineralized horizons. As a result, the BIC plays host to layered PGM deposits, usually with significant nickel and copper contents.

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

Figure 2. Regional geological setting – Bushveld Igneous Complex

4. D. 2. Local Geology

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

The UG2 is stratigraphically situated approximately 350 m below the Merensky and is separated by a series of well layered sequences. The UG2 is comprised mainly of this well-defined chromitite layer together with minor hanging wall and or footwall constituents. The average width of the UG2 is 70 cm. It is overlain by a medium-grained poikilitic feldspathic pyroxenite that averages 9.85 m in width, and hosts a variable number (generally up to four) of very thin chromitite layers. The position of these stringers is important to the mining of the UG2. The UG2 is underlain by a pegmatoidal feldspathic pyroxenite layer of approximately 0.75 m in width which is commonly host to disseminated chromite and some base metal sulphide occurrence within close proximity to the UG2. The UG2 elevation isopachs indicate a relatively undisturbed tabular and gently dipping layer. UG2 widths generally increase to the west from an average of 67 cm on Umkoanestad to 74 cm on Zeekoegat. There is no evidence of severe undulations to this layer that would adversely affect the planned mining method. Severe undulations of the UG2 are known to hamper mining by increasing dilution and off-reef mining.

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

4. D.3. Access, Climate and Topography

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

4. D. 4. Exploration

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

4. D. 5. Mineralization

4. D. 5.1. Merensky mineralization

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

4. D. 5.2. UG2 mineralization

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

4. D. 6. Drilling

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

4. D. 7. Sampling and Analysis

4. D. 7.1. Core logging and sampling

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

4. D. 7.2. Underground sampling

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

4. D. 7.3. Sample preparation, analyses, and security

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

4. D.8. Bokoni Mine: Mineral Rights

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

Table 1: Bokoni Mine’s Mining License Areas.

Property	Area (ha)	Old Order License No.	Original Expiry Date	Date Conversion Granted	New Order License Number	Valid For
Middelpunt 420 KS Diamand 422 KS Umkoanesstad 419 KS Zeekoegat 421 KS Brakfontein 464 KS	10,206.30	06/2003	17/12/2025	12/05/2008 Amended December 11, 2013	LP 30/5/1/2/59/MR	Up to ) 23 years (as Bokoni’s mining licence expires in 2038)

Klipfontein 465 KS	4,394.48
Avoca 472 KS
Wintersveld 417 KS	2 459.75	23/2003	26/11/2013	12/05/2008	LP 30/5/1/2/65/MR
Jagdlust 418KS	2 062.63

Total	19,123.16

The Mineral Resources and Mineral Reserves on the above properties are located within the Merensky and the UG2 reef horizons, which outcrop and sub crop on these properties and underlie the properties, dipping from the east towards the west. The Measured and Indicated Resources are primarily located in the shallow areas above 650 m while the balance of the Mineral Resource is located in the deeper areas below 650 m and is classified as inferred resources. Similarly, the majority of the Proven and Probable Reserves are located less than 650 m below the surface. Figure 3 illustrates the locations of the areas covered by the mining licenses according to South African Surveyor General’s plans. Traditionally, South African mining rights are issued over complete properties (farms) or portions thereof.

4. D.9. Surface rights

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

Surface structures

In addition to the various mine shafts, the Bokoni Mine’s surface structures include:

•	The mine buildings including: offices, change-houses and hostel facilities;

•	Atokia Village;

•	Workshops, compressor houses and stores;

•	Concentrators (which includes milling); and

•	Tailings dams and waste rock dumps.

Figure 3 is a plan indicating the Bokoni Mine’s surface infrastructure and mining licenses

4. D.10. Bokoni Mine Operations

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

The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 reef horizons. The Bokoni Mine has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans to reach 160.0 ktpm (see ITEM 4. B.2.1. Operating Plan for more detail regarding the current operational plan). The Bokoni Mine has an extensive shallow ore body, capable of supporting a life-of-mine plan that is estimated to exceed 23 years (as Bokoni’s mining licence expires in 2038). Current mining operations are being conducted at shallow depths, on average 300m below surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production for Fiscal 2014 averaged 145.4 ktpm of ore, and increase of 14.4% from the previous year. UG2 production is mined exclusively from MPH which consists of four adits and two underground levels. Merensky ore is produced from three underground shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft and from the Klipfontein opencast operations. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35.0 ktpm for the medium term. Merensky production from the UM2 shaft is expected to be maintained at its current production levels of 10.0 ktpm over the next two years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 30,000 tpm, to a steady state production level of 100,000 tpm by 2018.

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

The Klipfontein opencast operations is a short life (10 year) operation that mines the Merensky subcrop to a depth of about 50m below surface. The ore from this operation, about 40,000 tpm, is used to fill the spare mill capacity over the next four years until underground operations at Brakfontein and Middelpunt Hill ramp up to their steady state levels of 100,000 tpm and 60,000 tpm respectively.

When Atlatsa took management control of the Bokoni Mine in 2009, the Company determined that the production rate should be increased significantly from levels of around 85,000 tonnes per month (tpm) to around 160,000 tpm, in order to reflect the true quality and scale of the Bokoni Mine mineral resource. The planned growth in production was to be achieved by realising the planned production ramp up at the newly developed Brakfontein Merensky project.

Atlatsa and its 49% interest partner, Anglo Platinum, undertook a strategic review of the Bokoni Mine, as well as key technical and financial assumptions informing the Bokoni Transaction. The outcome of the review resulted in a new strategic plan for the Bokoni Mine that would look to continue with production ramp up at the Brakfontein Shaft to 100 ktpm and grow production to 60 ktpm at the Middelpunt Hill Shaft. Whilst the Brakfontein and Middelpunt Hill projects are being developed to steady state operations tonnage will be supplement from Vertical and UM2 shafts at a rate of 40 ktpm and the remainder of the mill gap being supplemented from opencast surface sources.

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

The Bokoni Mine’s current depletion plan includes a generic access strategy which proposes a system of declines and vertical shafts to exploit the mining blocks. Initial access to the shallow Merensky and UG2 horizons is by means of separate decline shaft systems. These decline shaft systems will facilitate mining to a depth of approximately 650 m below surface. From the lowest level, vertical shafts will be raise-bored to surface and equipped to provide men and material access plus ventilation so that mining can continue to deeper levels. The access infrastructure is depicted in figure 4 below.

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

Merensky ore is currently produced from the Vertical shaft and an inclined shaft on the adjacent Umkoanestad property (UM2 Inclined shaft). Production from these shafts is currently being phased out primarily because of the long distances between the shafts and the working places, and current Merensky production of 35,000 tpm is expected to be replaced by production from the Brakfontein Merensky Project (BRK Merensky Project), which is located in the south-eastern extremity of the Bokoni Mine.

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

The Merensky concentrator (capacity 100.0 ktpm) is currently dedicated to processing Merensky ore from the Vertical shaft, UM2 Inclined shaft and Brakfontein shaft. The UG2 concentrator (capacity 65.0 ktpm) is dedicated to processing ore from the Middelpunt Hill UG2 adits and decline.

4. D.10.1. Merensky MF3 Plant

The current 100.0 ktp Merensky concentrator, built in 1990/91 was upgraded in 2009 from 85.0 ktpm to 100.0 ktpm. The concentrator includes three milling stages with inter-stage flotation circuits. By today’s standards, the Merensky concentrator employs older technology but nevertheless maintains high operating efficiencies and availability.

4. D.10.2. UG2 MF2 Plant

The 65.0 ktpm UG2 concentrator includes two milling stages with inter-stage flotation circuits (MF2). It is a dedicated concentrator, constructed in 2000 to treat UG2 ore that has subsequently been mined at the Middelpunt Hill adits. The UG2 concentrator can treat Merensky ore and tests conducted, indicated that acceptable recoveries on Merensky Reef was achieved. The UG2 concentrator is located adjacent to the Merensky concentrator and is similarly well maintained, providing good operating availability.

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

4. D.11. Estimates of Mineralization

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

As noted through-out this Annual Report, the Company prepared its reserve and resource estimates in accordance with the requirements of NI 43-101 rather than Industry Guide 7.

See the “Cautionary Note to U.S. Investors”.

Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in the “Glossary of Terms”.

Mineral Resource and Mineral Reserve estimates are reported as follows for the Bokoni Mine properties (including the existing Bokoni Mine, opencast and planned project expansions at Brakfontein and Middlepunt). Mineral Resources (Remaining Resources) are also reported for the regions outside of the existing mine plans and project expansion plans but within the Bokoni Mine properties.

The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons (“QPs”) relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The annual Mineral Resource and Reserve Statement (below) for the Bokoni Mine were updated as of December 31, 2014. The QPs responsible for the updating of the mineral resource is Mr G. Mitchell Pri. Sci. Nat., Mr A. Deiss, Pri. Sci. Nat. and Dr W.D. Northrop. (Independent consultants at ExplorMine). The QP responsible for updating the mineral reserve is Mr. B. Reddy, Pri. Sci. Nat. (Executive: Mineral strategy and exploration at Atlatsa). In the opinion of the QPs, there are no material changes in the resource and reserve estimates of 2014 as compared to the 2013 mineral resource and reserve estimates.

The Mineral Resource and Reserve Estimates as at December 31, 2014 are shown in Tables 2 and 3 below. Mineral Resource estimates in the tables include Mineral Reserves. There have been no material changes in the Mineral Resource and Reserve year on year. The major difference is due to the incorporation of The Klipfontein and Avoca mineral properties into the Bokoni Operations.

The Company estimates and reports ore reserves and mineral resources in line with the principles contained in the South African Code for Reporting of Mineral Resources and Mineral Reserves of 2007, revised in 2009 (SAMREC 2009), known as the “SAMREC Code”.

Table 2: Mineral Reserves Tabulation for the Bokoni Mine as at December 31, 2014

Bokoni Platinum Mines Proprietary Limited			Total			Attributable to Atlatsa
		Reef type	Mt	Grade 4E g/t	Containing	Attributable %	Mt	Grade 4E g/t
					4E Moz
	Proved	MR	41.33	3.95	5.25	51%	21.08	3.95
	Probable	MR	1.96	3.99	0.25	51%	1.00	3.99

	Total Reserve	MR	43.29	3.96	5.51	51%	22.08	3.96

Ore Reserves
	Proved	UG2	26.06	5.16	4.32	51%	13.29	5.16
	Probable	UG2	17.61	5.12	2.90	51%	8.98	5.12

	Total Reserve	UG2	43.67	5.14	7.22	51%	22.27	5.14

	Total Reserve		91.25	4.49	12.73	51%	46.54	4.49

Notes:

(1)	The QP responsible for the compilation of the mineral reserves is B. Reddy, B.Sc. Pri Sci. Nat., Executive: Technical Services at Atlatsa.
(2)	The mineral reserves are inclusive of dilution and recovery factors.
(3)	The grade indicated is the mill delivered grade.

A cut-off grade of 2.37 g/t for the Merensky Reef was applied.

A cut-off grade of 2.29 g/t for the UG2 Reef was applied.

(4)	Metal price assumptions of US$1,900/oz platinum, US$900/oz palladium, US$1,775/oz rhodium and US$1,350/oz gold were used in the estimation of mineral reserves. The R/$ exchange rate used was R9.26. **
(5)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Table 3: Mineral Resources Tabulation for the Bokoni Mine as at December 31, 2014

Mineral Resource Category	Reef Type	Tonnes (million)	Grade 4E (g/t)[1]	4E Kg’s (‘000)	4E (Moz)	Grade 4E (g/t)	4E Kg’s (‘000)	4E (Moz)	Pt grade (g/t)	Pd grade (g/t)	Rh grade (g/t)	Au grade (g/t)	Cu grade (%)	Ni grade (%)
Measured	MR	97.8	4.80	469.9	15.1	4.75	478.6	15.4	2.96	1.39	0.17	0.29	0.08	0.20
Indicated	MR	51.2	4.78	244.6	7.9	4.75	255.7	8.2	2.94	1.38	0.17	0.29	0.08	0.20
Measured + Indicated	MR	149.0	4.80	714.5	23.0	4.75	734.3	23.6	2.95	1.39	0.17	0.29	0.08	0.20
Inferred	MR	194.7	5.01	975.5	31.4	4.99	986.2	31.7	3.09	1.44	0.18	0.30	0.09	0.21

Mineral Resource Category	Reef type	Tonnes (million)	Grade 4E (g/t)	4E Kg’s (‘000)	4E (Moz)	4E Kg’s (‘000)	4E (Moz)	Pt grade (g/t)	Pd grade (g/t)	Rh grade (g/t)	Au grade (g/t)	Cu grade (%)	Ni grade (%)
Measured	UG2	203.4	6.23	1 268.1	40.8	1 266.8	40.7	2.57	3.05	0.50	0.11	0.05	0.16
Indicated	UG2	93.6	6.31	590.9	19.0	606.1	19.5	2.60	3.09	0.51	0.12	0.05	0.16
Measured + Indicated	UG2	297.0	6.26	1 859.0	59.8	1 872.9	60.2	2.58	3.06	0.50	0.11	0.05	0.16
Inferred	UG2	188.5	6.45	1 215.0	39.1	1 206.8	38.8	2.63	3.19	0.51	0.12	0.05	0.17

Notes:

(1)	The QPs responsible for the compilation of the mineral resources are G. Mitchell Pri. Sci. Nat., A. Deiss Pri. Sci. Nat. and Dr. W. Northrop. All QPs are independent consultants to Atlatsa.
(2)	The mineral resources are inclusive of mineral resources.
(3)	The mineral resources are inclusive of dilution and recovery factors.
(4)	A cut-off grade of 2.37 g/t for the Merensky Reef was applied.

A cut-off grade of 2.29 g/t for the UG2 Reef was applied.

(5)

Metal price assumptions of US$1,900/oz platinum, US$900/oz palladium, US$1,775/oz rhodium and US$1,350/oz gold were used in the estimation of mineral resources. The R/$ exchange rate used was R9.26. **

(6)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

**

The Company’s mineral reserve and resource estimates are calculated using the best estimate of future metal pricing formulated from a combination of analyst consensus, bank consensus and an internal pricing deck provided by Anglo Platinum. The price assumptions used are based on long term metal prices looking forward and not historical averages or prices for any particular historical date or period. The Company uses the long term prices looking forward due to the long life of mine timeframe as well as the fact that two long term projects, Middelpunt Hill and Brakfontein, will only achieve steady state production levels by the end of 2020.

The Company estimates and reports ore reserves and mineral resources in line with the principles contained SAMREC.

The reason the Company regards this as the most applicable method is:

•	Bokoni Mine is in a ramp up phase and the Company considers a forward looking approach to be more appropriate;

•	The exceptionally long life of the ore body; and

•	The historical value would not be appropriate based on the life of mine plan.

The determination of a SAMREC resource is itself an estimation process that involves varying degrees of uncertainty depending on how the resources are classified (i.e., measured, indicated or inferred). The estimates directly impact when the Company defers exploration and evaluation expenditure.

4. D.11. Estimation Methods

The Mineral Resource estimates for precious and base metal grades, thickness, density take a practical mining width cut into account. The total 4E PGM grade is the summation of the individual prill split grades for Pt, Pd Rh and Au.

The modelling procedure adopted was as follows:

•	the overall dip per farm was used to calculate the true reef thickness. Dip corrections were applied for true mining cut thickness per area, taking average dip angles into account:

•	Zeekoegat and Diamand:	25°
	Middelpunt:	22°
	Umkoanestad:	18°
	Brakfontein:	16°

•	Modelling was completed using Datamine mining software in two dimensions.

•	The validated boreholes and underground samples were combined, compared and investigated geostatistically in order to characterize and optimise the estimation process.

•	Statistical and variogram analyses were completed.

•	The reef was investigated for the presence of distinct geological and statistical domains.

•	The ordinary kriging estimation technique was used for estimation of all the variables.

•	For the block model estimates, block size dimensions of 250 m by 250 m were used within and immediately adjacent to workings. The block dimension for the remainder of the area was 500 m by 500 m.

•	A minimum of seven and a maximum of thirty samples were required within the search ellipse for interpolation. This was kept the same for all variables.

•	The resource tonnages were estimated using kriged density and thickness estimates, modified by dip correction factor and geological loss factor.

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

The Mineral Resource Management (“MRM”) underground sampling database and the Sable borehole database data were used for resource estimation. The Sable database has provision for storing prill, density and base metal analysis whereas the underground sample sections (MRM) can only store 4E grades. All data used was converted to WGS84 (LO31) format in 2003.

No PGM correction factor was applied to the borehole or underground sample values.

Where samples have missing density values the mean density values per rock type were assigned and then used during compositing and estimation. Assigned values were not used for statistical analysis or variogram modelling. The Resource and Reserve conversion factors used for the estimation are shown in table 4 below:

Table 4: Resource and Reserve conversion factors

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

4. D.12. Life of Mine (“LOM”)

The current production strategy at Bokoni (base profile) is to produce at 160.0 ktpm from current mining infrastructure, equivalent to the installed processing capacity of the Bokoni concentrator plant. Production from the older UM2 and Vertical Shafts will be phased out in the next two to four years and the shaft infrastructures will be used to supplement the pumping and ventilation requirements of the Brakfontein Shaft. Thereafter; production will increase to 240.0 ktpm, together with construction of a new concentrator plant to process the additional increase in volume. The additional production will be from an expansion of the current Middelpunt Hill Shaft from 60.0 ktpm to 120.0 ktpm and an additional 20.0 ktpm from a new project on the Zeekoegat mineral property, utilising the Vertical Shaft infrastructure.

The figure below shows the LOM profile.

Figure 5. LOM planned ore production

4. D.13. Production History

The production history for the last three years is shown in Table 5 below.

Table 5. Production summary for the past three years

	2012*	2013	2014
Tonnes Milled	863,677	1,312,631	1,743,781
4E In Situ Grade	4.79	4.70	4.76
4E Oz Produced (underground)	102,761	156,578	174,361
Opencast 4E Oz produced	—	13,717	19,675

Total 4E Oz Produced	102,761	170,295	194,036

*	NB: The production statistics for 2012 reflect 9 months of production. There was no normal production in Q4 2012 due to illegal industrial action.

4. D.14. Infrastructure

4. D.14.1. Power

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

The power supply lines to site are robust, but there are concerns about generation at a national level. Reliability of supply was formerly good, but difficulties began to be experienced with the capacity of Eskom to meet national demand in the second half of 2007. This culminated in many South African mines having to shut down operations for a few days in January 2008, owing to the near-collapse of the national power grid. The situation was stable, however in June 2014, emergency power cuts took place countrywide after two units at two power stations tripped and a portion of the capacity usually imported from Cahora Bassa became unavailable.

Load shedding was reintroduced in early November 2014 and rolling blackouts were still announced and implemented by Eskom up to February 2015, in a bid to stop a total power grid collapse. There is still ongoing concern as to whether Eskom will successfully meet demand in future years. Bokoni Mine has installed generators that if and when the load shedding takes place, all underground employees can be evacuated.

Huge power price increases have been experienced recently, and are likely to continue for some years, as funding for new generation projects are funded by the consumer.

NERSA has advised that the electricity/power tariffs will increase by 8% per year from 2013 to 2018. On October 3, 2014, NERSA announced its approval of Eskom’s implementation plan of the Regulatory Clearing Account balance of $733 million (ZAR7.8 billion) relating to the recoupment of losses after it had under-recovered money during the “multi-year-price-determination 2 control period” between 2010 and 2013. Consumers, including the Bokoni Mine, will incur a 12.7% electricity tariff hike in 2015.

4. D.14.2. Water

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

4. D.14.3 Tailings dams

There are two tailings dams at the Bokoni Mine, the Merensky tailings dam and the UG2 tailings dam, both of which are located near the Concentrators. The Merensky tailings dam has an area of approximately 70 ha and the UG2 tailings dam has an area of approximately 63 ha.

The current tailings dams have a combined capacity of 170 ktpm at a maximum rate of rise of 2.5 m per annum. This is adequate for current production levels.

4. D.14.4. Waste rock dumps

Waste rock dumps are located adjacent to the various shafts to accommodate the broken waste rock hoisted from underground. The inert waste rock is used for construction and in future may be used to clad the slopes of the tailings dams.

4. D.15. Personnel

4. D.15.1. Organisational structure and compliment

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

The Bokoni Mine at December 31, 2014 employed a total of 6,101 people across all disciplines and in all categories, as shown in Table 6 below.

Table 6. The Bokoni Mine employee compliment

Patterson Grade	Description	Actual 2014	Actual 2013
A	Semi-skilled: General workers	391	548
B	Skilled: Artisan and miners	2,590	2,412
C	Supervisor: Foremen	558	531
D	Middle Management	85	87
E	Senior Management	10	10
F	Contractors	2,467	2,361

TOTAL		6,101	5,949

The above labour compliment includes all personnel necessary for the current operations.

4. D.15.2. Employment policy

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

4. D.15.3. Skills shortage and development

The Bokoni Mine suffers from the industry-wide skills shortage, particularly in the mining processing and engineering disciplines. Currently the Bokoni Mine has a Skills Retention Policy which includes various initiatives to retain employees with scarce skills including retention allowances. The skills shortage as at December 31, 2014 is summarised in Table 7.

Table 7. Current Bokoni Mine critical skills shortage

Description	Actual	Required	Shortage / (Surplus)
Shift Supervisors	71	85	-14
Miners	82	95	-13
Mine Overseers	15	16	-1
Artisans	85	105	-20
Engineers	4	4	0
Mining Managers	3	3	0

Total	260	308	-48

The skills shortage is also being addressed through training and development. The Bokoni Mine has a Mining and Engineering Learnership programme and Cadetship in order to train miners. Targeted recruitment continues to take place at the mine.

The Bokoni Mine training centre has been accredited by the Mining Qualifications Authority (“MQA”). The first intake of Rock Breaker level 1 and 2 were scheduled in 2013. Currently there are 39 full time and 24 community learners and 9 facilitators which bring it to 72 in total.

In-house and legal compliance training takes place for all core occupations and also for Learner Shift Supervisor programme. The mine no longer utilises Anglo Platinum training facilities. The Bokoni Mine has an Adult Basic Education and Training programme and an HIV/AIDS Wellness programme in place. The local community also benefits from these programmes.

Bokoni Mine has also signed Service Level Agreements and Memorandum of Understanding with accredited training providers such as Further Educational and Training (“FET”) Colleges to provide portable skills through mining and engineering related courses. During 2014 the name changed to meaning Trade Vocational Education and Training (“TVET”).

Bokoni Mine also received an accreditation to provide Occupational Health and Safety for Safety training by the MQA. This includes Chamber of Mines Safety Officer Certificate (“COMSOC”) 1 and 2 in addition to the normal health and safety training.

4. D.16. Tax and Royalties

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

4. D.16.1. The Royalty Act

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

The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	an initial provision payment due six months into the financial year (i.e. June 30), based on actual and estimated figures;

•	a second provisional payment due twelve months into the financial year (i.e. December 31), based on actual and estimated figures; and

•	a final payment due six months after the financial year (i.e. June 30), based on a true up calculation.

The Fiscal 2014 royalty tax percentage and resulting royalty expenses for the Bokoni Mine were 0.5% and $1.0 million (ZAR10.4 million), respectively, representing the minimum rates. The royalty tax percentage and royalty expenses for Fiscal 2013 were 0.5% and $0.8 million (ZAR8.4 million), respectively.

4. D.17. Environmental liabilities and matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”) as well as the MPRDA, which applies to all prospecting and mining operations, requires that these operations are carried out in accordance with generally accepted principles of sustainable development. It is a MPRDA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for premature closure; planned decommissioning and closure; and post closure management of residual and latent environmental impacts. The financial provisions deal with anticipated costs for:

•	planned decommissioning and closure; and

•	post closure management of residual and latent environmental impacts.

The Company makes full provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis at the time of developing the mines and installing those facilities.

The rehabilitation provision represents the present value of rehabilitation costs relating to mine sites, which are expected to be incurred up to 2039, which is when the producing mine properties are expected to cease operations. These provisions have been created on the Company’s internal estimates. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for necessary rehabilitation works required that will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mine ceases to produce at economically viable rates. This, in turn, will depend on future PGM prices, which are inherently uncertain.

An assessment of the Bokoni Mine was completed in Q4 2014, to determine the environmental rehabilitation liability as at December 31, 2014. The total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (discounted at the risk free rate of 7.96% (2013:8.2%)), was estimated at $13.4 million (ZAR132.9 million) compared to $11.1 million (ZAR109.6 million) as at December 31, 2013.

The undiscounted future environmental rehabilitation liability was estimated at $19.3 million (ZAR191.6 million) as at December 31, 2014, compared to $18.8 million (ZAR185.6 million) as at December 31, 2013.

The Company makes annual contributions to a dedicated trust fund (the “Environmental Trust Fund”) to cover the estimated cost of rehabilitation during and at the end of life of the Bokoni Mine. As at December 31, 2014, the amount invested in the Environmental Trust Fund was $3.7 million (ZAR37.0 million) compared to $3.3 million (ZAR32.5 million) at December 31, 2013. The $9.7 million (ZAR95.9 million) shortfall between the funds invested in the Environmental Trust Fund and the estimated rehabilitation cost is covered by a guarantee from RPM.

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

Initial shallow underground mining at the Bokoni Mine intersected both weathered and fractured overlying aquifers. Therefore, there is an ongoing seepage of ground water into the workings from the Rapholo River. In addition, water from the decant water catchment dam below the tailings dam also seeps into the workings. Total ingress is in the order of 11,000 cubic metres per day. Subsequently there is on-going pumping of a significant amount of water out of the mines and into surface settling dams. Currently, the existing Water Usage Licence (“WUL”), granted in October 2008, permits discharge up to 1.9 million cubic metres of water annually into the Rapholo River until April 2009. The Bokoni Mine requested an amendment to the WUL, which was declined by the Department of Water Affairs, but an appeal was submitted to the water tribunal. Currently a water study is in progress to update the water model for the mine, to increase the understanding of the aquifer. No water was discharged into the Rapholo River during 2013 and in 2014. All discharges into the river have been stopped.

In December 31, 2013, Bokoni Mine has identified a future pollution risk posed by deep groundwater in certain underground shafts. Various studies have been undertaken by the mine since 2012. In view of the documentation of current information for the accurate estimation of the liability, we are unable to quantify the extent of either the existence or extent of pollution or its source, if any. As such the criteria in IAS 37 for recognizing a liability have not been met.

4. D.18. The Ga-Phasha Project

As per the recently completed Restructure Plan (see ITEM 4. A.4. Restructure Plan), the Ga-Phasha project was split into two sets of mineral properties. The Paschaskraal and De Kamp mineral properties were sold to Anglo Platinum on December 13, 2013 and the Klipfontein and Avoca mineral properties were incorporated into the exiting Bokoni Mine.

4. D.19. The Platreef Project

4. D.19.1. Agreements

Atlatsa holds a 51% interest in the Kwanda through Bokoni Holdco. The Boikgantsho Project was sold in its entirety to Anglo Platinum on December 13, 2013 as part of the Restructure Plan (see ITEM 4. A.4. Restructure Plan). Further details of Atlatsa’s interests in the Central Block and Rietfontein properties are given under Location and Property Description below.

4. D.19.2. Location and Property Description

The Platreef Project is located near the town of Mokopane (formerly Potgietersrust) in South Africa, approximately 275 km northeast of Johannesburg. The property holdings comprise all or parts of seventeen mineral properties, totalling 32,573 ha. The Platreef Project is divided into four geographical regions: the North Block, the Central Block, the Rietfontein Block and the South Block (Table 8 and Figure 6), further described below. The North and South Blocks fall under the Kwanda Project.

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

Figure 6. Property Holdings, Platreef Properties

Prospecting or mineral rights held by Atlatsa, through Plateau Resources, including its 51% ownership of Bokoni Platinum Holdings is listed in table 8 below:

Table 8. Platreef Mineral Rights

Property or Farm	Type and status of mineral rights	Duration of New Order prospecting right

Kwanda North: Ham 699 LR Gilead 729 LR Elberfield 731 LR Gideon 730 LR Chlun 735 LR Swerweskraal 736 LR	New order prospecting rights have been granted. They are held jointly by Plateau and RPM. These apply to PGMs and extend also to gold, silver, copper and nickel.

This right commenced on December 11, 2007, and endures for 5 years to December 10, 2012.

Renewal applications have been submitted on December 7, 2012, and the Company is still awaiting the renewals (February 28, 2015)

Kwanda South: Rondeboschje 295 KR Cyferkuil 321 KR Haakdoornkuil 323 KR Vaalkop 325 KR Naboomfontein 320 KR		This right commenced on July 23, 2008 and endures for 5 years to July 22, 2013. The properties were considered unprospectable, and did not apply for the renewal of the prospecting rights.

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

As of March 30, 2012, renewal applications have been submitted and were received in February 2014, except for Portion 2 of the Farm Elandsfontein 766 LR.

Rietfontein Block: Rietfontein 2 KS	New order prospecting right has been granted to Plateau. It includes all mineral except precious stones and oil and gas.	This right commenced on November 28, 2006 and endures for 5 years to November 27, 2011. On October 2, 2014, the initial prospecting right was extended for a further period of three years.

Notes:

(1)	Atlatsa has continued to pay the prospecting fees for 2012 to 2014 but has not continued with any further exploration activities other than desktop studies.
(2)	No mining activities are taking place on the Platreef Project. All properties are prospecting rights.
(3)	No Resource or Reserve estimates have been estimated for the Platreef Project. The Platreef project is still in early stage exploration and no mineral resource estimates have been undertaken.

4. D.19.3. Rietfontein Block

Atlatsa has entered into an agreement (the “Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) relating to the Rietfontein property located on the Northern Limb of the BIC. Salient terms of the Agreement are as follows:

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

•

Atlatsa is awarded a 6% free carry interest in the Extended JO, provided that the Extended JO contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Atlatsa has no financial obligations under the Extended JO terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Atlatsa. On delivery of the feasibility study, Atlatsa may elect to either:

•	Retain a participating interest of 6% in the Extended JO and finance its pro rata share of the project development going forward; or

•

Relinquish its participating interest of 6% in the Extended JO in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JO mineral properties.

The operation is dormant with no exploration activities currently taking place except for activities to maintain the prospecting right, which is for the cost of Ivanplats.

4. D.19.4. Central Block

The Central Block consists of five farms or portions thereof, acquired by Atlatsa, through Plateau, prior to its joint ventures with Anglo Platinum. It also includes one portion of the Dorstland farm acquired by way of an agreement with RPM. Dorstland 768LR was acquired through an agreement with Pinnacle Resources in 1999. Rights to the other farms or portions are administered by the DMR.

The Company is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

4. D.19.5. Kwanda Project (North Block and South Block

On May 16, 2002, Atlatsa, through Plateau completed a joint venture agreement with RPM for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex.

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

Overview

The audited Consolidated Financial Statements have been prepared in accordance with IFRS. The Company adopted IFRS as of January 1, 2009.

Atlatsa incurred a net (loss)/profit for the year ended December 31, 2014 of ($49.5 million) (2013: $99.9 million) and as of that date its total assets exceeded its total liabilities by $415.2 million (2012: $379.1 million). The Company incurred losses until 2012, with a profit in 2013 (this was mainly due to the profit on sale of Boikgantsho and Eastern Ga-Phasha, as part of the Restructure Plan (see ITEM 4. A.4. Restructure Plan)) and a loss again in 2014.

On November 10, 2014, a letter of support was received from Anglo Platinum to provide financial support up to a maximum of $42.4 million (ZAR422 million) to March 31, 2016, in the event of unforeseen circumstances not within the Company’s control, that may result in Bokoni Mine not meeting its planned cash forecasts. Subsequently, the condition relating to the amendments to the Working Capital Facility was amended to finalization and execution within 90 days from November 10, 2014 and the subscription by Atlatsa executives of equity in Atlatsa by March 31, 2015 was amended to June 30, 2015.

Atlatsa’s audited Consolidated Financial Statements however are prepared on the basis of accounting policies applicable to a going concern. Refer to note 2 of the audited Consolidated Financial Statements for Fiscal 2014 as well as Section 1.11 “Liquidity” in the MD&A for the fiscal year ended December 31, 2014 which was furnished on EDGAR on Form 6-K on March 31, 2015 and is specifically incorporated by references herein in its entirety.

For additional details with respect to historical exchange rates, see ITEM 3. Selected Financial Data - “Key Information”. The outlook for Atlatsa’s assets primarily relates to the outlook for platinum group metals.

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

•

The availability of capital based on the full utilization of the facility between RPM and Plateau under the New Senior Facilities Agreement as at December 31, 2014 and availability of the Advance, in place until December 31, 2015.

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

The movements in the U.S. dollar PGM spot price for 2014, 2013 and 2012 are indicated in the following table:

Monthly average basket PGM prices	2014 fiscal year		2013 fiscal year		% change
Lowest PGM price during the fiscal year	US$	1,030	US$	1,075	(7%)
Highest PGM price during the fiscal year	US$	1,281	US$	1,318	(3%)
Average PGM price during the year	US$	1,164	US$	1,187	(2%)
PGM price at end of the year	US$	1,071	US$	1,124	(5%)
PGM price at beginning of the year	US$	1,124	US$	1,112	1%

Monthly average basket PGM prices	2013 fiscal year		2012 fiscal year		% change
Lowest PGM price during the fiscal year	US$	1,075	US$	1,015	6%
Highest PGM price during the fiscal year	US$	1,318	US$	1,202	10%
Average PGM price during the year	US$	1,187	US$	1,105	7%
PGM price at end of the year	US$	1,124	US$	1,120	0%
PGM price at beginning of the year	US$	1,112	US$	1,105	1%

Source: revenue received as basis for basket price

Based on Atlatsa’s 2014 PGM production, the approximate sensitivity of its revenue to a 10% increase or decrease in the 2014 average market PGM price is a $23.4 million increase or decrease in revenue.

PGM production and operating costs

Production from the Bokoni Mine for Fiscal 2014 totalled 1,743,781 tonnes and 194,036 4E ounces at an average yield of 3.6. See ITEM 5. A. Operating Results for the production statistics of the Bokoni Mine.

The Company’s costs and expenses consist primarily of operating costs, royalties and depreciation. Operating costs include labour, contractor services, stores, electricity and other related costs, incurred in the production of PGM metals. Direct labour is the largest component of operating costs consisting 43% of direct operating costs at the Bokoni Mine in Fiscal 2014. Labour; broadly defined (i.e. including contractors) consists of 61% of direct operating costs.

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

Effect of exchange rate fluctuations

For Fiscal 2014, 100% of the Company’s revenues were generated from the Bokoni Mine in South Africa. During this period the U.S. dollar strengthened by 8% against the ZAR. As the price of PGM metals are denominated in U.S. dollars and the Company realizes its revenues in ZAR, the appreciation of the U.S. dollar against the ZAR increases the Company’s profitability, whereas the depreciation of the U.S. dollar against the ZAR reduces its profitability.

Commodities for example fuel and steel are paid for in ZAR, but the price is internationally driven in US$, as such a twofold negative impact could be taken in cost of sales, the price of the commodity rising as well as a deterioration in the ZAR exchange rate.

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

Effect of inflation

South Africa went through a period of increased inflation along with other world markets in 2008. The South African inflation rate stabilized in Fiscal 2009 and the CPI (“Consumer Price Inflation”) index was 4.5% in December 2014 (2013: 5.4%). The Company’s operating costs are directly impacted by inflation.

South African political, economic and other factors

The Company operates only in South Africa, and its mining activities in South Africa are subject to, amongst others, the following laws and regulations:

•	The Broad-based Black Economic Empowerment Act;

•	The Minerals Act;

•	The MPRDA;

•	The Royalties Act.

The Company is also subject to various local, national and regional safety, health and environmental laws and regulations. See ITEM 3.D Risk Factors and ITEM 4. B. Business Overview for a detailed discussion on the political, economic and other factors affecting South African companies.

5. A. Operating Results

Consolidated Statements of Financial Position	As at December 31, 2014	As at December 31, 2013	As at December 31, 2012
Total assets	$720,824,611	$773,629,408	$814,065,329
Non-current liabilities ( including short-term portion of loans and borrowings)	$261,313,182	$322,636,481	$587,919,471

Consolidated Statements of Comprehensive Income	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Revenue	$237,390,814	$195,621,452	$117,557,331
Cost of sales	($264,758,202)	($233,776,296)	($195,387,551)
Gross loss	($27,367,388)	($38,154,844)	($77,830,220)

(Loss) / Profit for the year	($49,549,842)	$99,869,277	($95,566,870)
Basic (loss) / profit per share	($0.05)	$0.47	($0.04)

Diluted (loss) / profit per share	($0.05)	$0.46	($0.04)

Weighted average number of common shares outstanding [1]	541,956,940	426,290,432	424,791,411

Diluted weighted number of common shares outstanding (million) [2]	541,956,940	429,288,473	424,791,411

1	On a fully diluted basis, post-conversion of the “B” Preference Shares.
2	Including unvested treasury shares issued pursuant to the Company’s Employee Stock Option Plan.

With effect from July 1, 2009, Atlatsa transformed from an exploration and development company into a PGM producer as detailed in Atlatsa’s Amended Business Acquisition Report, dated September 28, 2010 (furnished to the SEC on Form 6-K on February 1, 2011). This transformation was achieved through the Bokoni Transaction. The Bokoni Transaction is discussed in detail in ITEM 4.A.

Highlights

5. A.1. Consolidated Statement of Financial Position

5. A.1.1. Fiscal 2014 compared to Fiscal 2013

The following are the key changes in financial conditions for Fiscal 2014 compared to Fiscal 2013:

•	Atlatsa’s total assets decreased by $52.8 million (6.8%) from $773.6 million at December 31, 2013 to $720.8 million at December 31, 2014. This decrease in total assets is primarily due to:

•

a decrease of $32.5 million in cash and cash equivalents mainly due to the payment during Fiscal 2014 of the Value Added Tax (“VAT”) liability on the sale of the mineral properties of Boikgantsho and Eastern Ga-Phasha on December 13, 2013;

•	a decrease of $17.5 million in trade and other receivables as a result of the impact of utilizing the Advance; and

•	a deterioration of 0.8% of the ZAR against the $ since December 31, 2013.

These decreases were partially offset by additions to capital work-in-progress of $2.0 million and an increase in inventory of $0.4 million mainly as a result of the increase in the opencast stockpile not milled at year-end.

•	Atlatsa’s total liabilities decreased by $88.9 million (22.5%) from $394.5 million at December 31, 2013 to $305.6 million at December 31, 2014. This decrease in total liabilities is primarily due to:

•

a decrease of $30.2 million in trade and other payables mainly as a result of the VAT incurred on the sale of the mineral properties of Boikgantsho and Eastern Ga-Phasha on December 13, 2013 being paid after December 31, 2013 and during Fiscal 2014;

•

a net decrease in the Company’s loans and borrowings (non-current and current) of $56.1 million resulting mainly from $74.8 million (ZAR750.0 million – converted at transaction date: January 31, 2014) being repaid on the New Senior Facilities Agreement in Q1 2014 as part of the Restructure Plan (this was disclosed as short-term portion of loans and borrowings at December 31, 2013), additional drawdowns of $2.4 million, shareholder loans capitalised of $12.5 million and accrued interest capitalised of $17.0 million;

•	a decrease in deferred tax of $7.8 million; and

•	a deterioration of 0.8% of the ZAR against the $ since December 31, 2013.

These decreases were partially offset by the new finance leases of $2.9 million entered into during Fiscal 2014.

5. A.1.2. Fiscal 2013 compared to Fiscal 2012

The following are the key changes in financial condition for Fiscal 2013 compared to Fiscal 2012:

•

A decrease of $40.4 million in total assets is noted from Fiscal 2012 to Fiscal 2013. This is primarily due to the deterioration in the ZAR to $ exchange rate by 15.7%; which impacts the translation of assets of the South African subsidiaries from ZAR to $. On property, plant and equipment the exchange rate impact was $101.8 million. The decrease is also due to the sale for $3.5 million of the Boikgantsho Project and the Eastern Ga-Phasha Project as part of the Restructure Plan. These mineral properties were disclosed as assets held for sale. Trade and other receivables increased at December 31, 2013 compared to December 31, 2012 due to limited production in Q4 2012 caused by the illegal strike. Cash and cash equivalents also increased by $26.1 million.

•

The decrease in non-current liabilities (including short-term portion of loans and borrowings) of $265.3 million is partially due to the deterioration in the ZAR to $ exchange rate by 15.7%, which impacts the translation of liabilities of the South African subsidiaries from ZAR to $. For the loans and borrowings a foreign exchange difference of $48.8 million resulted from the deterioration in the ZAR to $ exchange rate.

•

The Company’s deferred tax liability decreased by $17.8 million. In addition, as part of the Restructure Plan, a portion of Atlatsa’s debt of $199.2 million (ZAR1,939.4 million) was repaid after the sale of Boikgantsho and Eastern Ga-Phasha with the funds received from the subscription by RPM for additional shares in Bokoni Holdco for $169.3 million (ZAR 1,671.0 million),. A net fair value loss of $50.3 million resulted from the fair valuing and repayment of Atlatsa’s loans and borrowing. Loans and borrowings increased due to additional drawdowns on existing credit facilities of $76.0 million (ZAR710.0 million) during the year. Accrued interest for the year was $57.2 million.

•

At December 31, 2013; the current liabilities of Atlatsa exceeded the current assets by $73.8 million. This is due to the fact that once the conditions precedent for the implementation of Phase Two of the Restructure Plan were met on December 12, 2013, the debt owing by the Company to RPM of $76 million (ZAR750.0 million) under the New Senior Facilities Agreement became repayable upon the issuance of 125 million common shares for $76 million (ZAR750.0 million) to RPM in accordance with the terms of the Restructure Plan. The timing of the new share issue and subsequent repayment of the debt fell within a twelve month period from the Company’s financial year-end and was therefore classified as a current liability.

5. A.2. Consolidated Statements of Comprehensive Income

5. A.2.1. Fiscal 2014 compared to Fiscal 2013

•	Atlatsa incurred a gross loss for Fiscal 2014 of ($27.4 million), which is $10.8 million less than the gross loss incurred in Fiscal 2013 of ($38.2 million).

•

Atlatsa had an operating loss of ($40.1 million) and a loss before tax of ($56.1 million) for Fiscal 2014, compared to an operating profit of $159.8 million and profit before tax of $103.7 million for Fiscal 2013. This is mainly due to the profit of $171.1 million, on the sale of Boikgantsho and Eastern Ga-Phasha, as part of the Restructure Plan in Fiscal 2013.

•	The net loss (after tax) was ($49.5 million) for Fiscal 2014 as compared to a net profit (after tax) of $99.9 million for Fiscal 2013.

•

The Company has recognised a fair value loss and AG8 adjustments of ($2.1 million) in its Consolidated Statement of Comprehensive Income for Fiscal 2014, compared to a fair value gain and AG8 adjustments of $48.0 million for Fiscal 2013. The difference is due to the refinancing cash flow implications being moved out as a result of the delay in finalisation of the Restructure Plan during Fiscal 2013. In addition to this, post December 13, 2013, only the debt between Plateau and RPM was fair valued, as the 49% contribution by RPM to Bokoni Holdco was treated as a shareholders loan with the intention to capitalise these loans, which took place on March 31, 2014.

•

The basic and diluted loss per share was ($0.05) for Fiscal 2014 as compared to the basic earnings per share for Fiscal 2013 of $0.47 and the diluted earnings per share for Fiscal 2013 of $0.46. The basic and diluted loss per share is based on the loss attributable to the shareholders of the Company of ($24.6 million) for Fiscal 2014 as compared to the profit attributable to the shareholders of the Company of $199.5 million for Fiscal 2013.

•

During Fiscal 2014, the Bokoni Mine produced 194,036 platinum, palladium, rhodium and gold (“4E”) ounces as compared to 170,295 4E ounces during Fiscal 2013. The increase is mainly attributable to the increase in production tonnes mined.

The major contributors to the increase in a loss of by $149.4 million for Fiscal 2014 are described below:

5. A.2.1.1. Revenue

The Company has two reportable segments under IFRS, the Bokoni Mine and the Projects. All external revenue of the Company is generated by the Bokoni Mine segment.

•	The Bokoni concentrator milled 1,458,312 underground tonnes during Fiscal 2014, which was 11.1% higher than the 1,312,631 underground tonnes milled during Fiscal 2013.

•	The Klipfontein opencast milled 285,469 tonnes during Fiscal 2014, which is 33.8% more than the 213,314 underground tonnes milled during Fiscal 2013.

•	Total tonnes milled for Fiscal 2014 was 1,743,781 tonnes, which is 14.3% more than the 1,525,945 total tonnes milled for Fiscal 2013.

•	The Bokoni Mine produced 174,361 underground 4E ounces during Fiscal 2014, which is 11.4% more than the 156,578 4E ounces produced during Fiscal 2013.

•	The Merensky opencast produced 19,675 4E ounces in Fiscal 2014, which is 43.4% more than the 13,717 4E ounces produced in Fiscal 2013.

Revenue was $237.4 million (ZAR2,329.6 million) for Fiscal 2014 compared to $195.6 million (ZAR1,828.2 million) for Fiscal 2013 representing a 21.4% increase as a result of the following:

•	4E ounces produced increased by 13.9% from 170,295 ounces in Fiscal 2013 to 194,036 ounces in Fiscal 2014.

•

The 4E basket price for Fiscal 2014 was 11.8% higher at ZAR12,006 compared to ZAR10,736 for Fiscal 2013; however, in Fiscal 2014, the US$ average basket price was US$1,107 compared to US$1,112 in Fiscal 2013, representing a marginal decrease of 0.5%.

•	The average realized ZAR/US$ exchange rate for Fiscal 2014 was ZAR10.85 compared to the average realized exchange rate of ZAR9.65 for Fiscal 2013 representing a 12.4% weakening of the ZAR.

5. A.2.1.2. Cost of Sales

Consolidated cost of sales for Fiscal 2014 was $264.8 million (ZAR2,598.2 million) which is $31.0 million (ZAR403.3 million) more than Fiscal 2013 ($233.8 million (ZAR2,195.0 million). This represents an increase of 13.3% in $ terms and 18.4% in ZAR terms.

The main contributors to the cost variances were:

•

Labour costs for Fiscal 2014 were $96.6 million (ZAR968.0 million), which is an increase of 10.8% in $ terms and 16.3% in ZAR terms, compared to Fiscal 2013 labour costs of $89.0 million (ZAR832.1 million). The increase in labour costs was mainly due to:

•	the average annual salary increases from July 2014;

•	increase in labour heads (28 extra employees); and

•	increase in bonus payments due to higher production (tonnes delivered increased by 14.5%).

•

Contractor costs for Fiscal 2014 were $41.5 million (ZAR406.8 million), which is an increase of 42.2% in $ terms and 49.3% in ZAR terms compared to Fiscal 2013 contractor costs of $29.2 million (ZAR272.5 million). The increase was due to:

•	the opencast tonnes delivered increased by 31.3%, and the contractor is paid per tonne delivered;

•

the opencast is also mining with a higher stripping ratio (the volume of overburden (or waste material) required to be handled in order to extract some volume of ore), which entailed more costs to remove the tonnes; and

•

increase in working cost primary development, re-development, and ledging. Square meters increased 12.7% (263,127 m2 compared to 233,414 m2), while working cost development increased 19.0% (25,583m compared to 21,500m) and the contractors are paid on output-based (i.e. payment per meter worked). The majority of the working cost development was completed at the Brakfontein shaft.

•

Stores costs for Fiscal 2014 were $44.5 million (ZAR436.6 million), which is an increase of 13.9% in $ terms and 19.6% in ZAR terms compared to Fiscal 2013 store costs of $39.1 million (ZAR365.1 million). The increase was mainly due to an increase of 12.7% in square meters and 19.0% in working cost development, as compared to Fiscal 2013.

•

Utility costs for Fiscal 2014 were $15.4 million (ZAR150.7 million), which is an increase of 10.0% in $ terms and 15.5% in ZAR terms compared to Fiscal 2013 utility costs of $14.0 million (ZAR130.5 million). This increase was mainly due to an increase of 14.5% in tonnes delivered and Eskom rate increase of 8% (applicable from April 2014). Due to the Megaflex paying system, Eskom’s rate (Cost/kWh) changes depending on time of usage, i.e. during peak times, utilities will cost more.

•

Sundry costs for Fiscal 2014 were $28.2 million (ZAR277.0 million), which is an increase of 24.0% in $ terms and 30.2% in ZAR terms compared to Fiscal 2013 sundry costs of $22.8 million (ZAR212.8 million). This increase was mainly due to:

•

an increase of 40% in the cost of maintenance and spare parts relating to specific drilling machinery purchased during Fiscal 2013 used by the Brakfontein shaft. Prior to purchasing the machinery, a rental contract was in place, which included the maintenance of the machinery. After purchasing the machinery, the Bokoni Mine is now responsible for the maintenance and servicing of the machinery. As a result, the Bokoni Mine has created its own repair facility. Parts are still sourced from the vendor but at a premium; and

•	an increase in costs to third party suppliers associated with the transfer of tonnes to the concentrator and waste areas in line with a corresponding increase in production.

Cost per tonne milled for Fiscal 2014 was $131 (ZAR1,284) to $128 (ZAR1,197) in Fiscal 2013. This represents an increase of 2.1% in $ terms and an increase of 7.2% in ZAR terms.

Cost per 4E ounce for Fiscal 2014 was $1,176 (ZAR11,540) as compared to $1,148 (ZAR10,728) in Fiscal 2013. This represents an increase of 2.4% in $ terms and an increase of 7.6% in ZAR terms.

5. A.2.1.3. Exchange Rate

For presentation purposes in the Consolidated Statement of Comprehensive Income for Fiscal 2014, currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Fiscal 2014 was ZAR9.81=$1. This represents a weakening of 5.0% compared to the average exchange rate for Fiscal 2013 of ZAR9.35=$1.

For the Statement of Financial Position for Fiscal 2014, the closing ZAR to $ exchange rate for Fiscal 2014 was ZAR9.95=$1. This represents a weakening of 0.8% compared to the closing exchange rate for Fiscal 2013 of ZAR9.87=$1.

5. A.2.1.4. Finance Costs

There were only cash drawdowns of $12.6 million (ZAR120.3 million) under the New Senior Facilities Agreement in Q1 2014 as the facility had been fully utilised by March 31, 2014; compared to $69.2 million (ZAR644.1 million) in drawdowns for Bokoni during Fiscal 2013. $6.7 million (ZAR65.8 million) for the capital gains tax that was payable on the sale of the Eastern section of Ga-Phasha was separately drawn down in Q4 2013.

See ITEM 4. A.5.8. Purchase of Concentrate Advance for the Advances during Fiscal 2014.

The finance costs for Fiscal 2014 were $16.3 million (ZAR165.3 million) compared to $56.4 million (ZAR517.8 million) in Fiscal 2013, which is a decrease of 71.1%. The higher finance costs in Fiscal 2013 were as a result of the delay in the finalisation of the Restructure Plan. See ITEM 4. A.4. Restructure Plan and 4. A.5.6.New Senior Facilities Agreement.

The finance costs are net of capitalised interest of $3.2 million (ZAR31.2 million) capitalised in Fiscal 2014 compared to $1.5 million (ZAR14.0 million) capitalised in Fiscal 2013.

Pursuant to the terms of the New Senior Facilities Agreement; the interest on outstanding amounts under the New Senior Facilities Agreement is calculated on the method set out below:

Total Facility Outstanding	2014	2015	2016	2017	2018

Up to ZAR1,000,000,000	Zero interest	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%

From (and including) ZAR1,000,000,000 up to ZAR1,550,000,000	JIBAR plus 3.02%	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%

From (and including) ZAR1,550,000,000	JIBAR plus 8.02%	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

On January 31, 2014, Atlatsa used the proceeds of $74.8 million (ZAR750.0 million converted at transaction date) from RPM’s subscription for 125 million Common Shares in the Company to reduce the amount outstanding between Plateau and RPM under the New Senior Facilities Agreement to $155.8 million (ZAR1,550 million); this becoming the amended maximum available under this facility. Due to this part of the transaction, the tranches were different for January 2014 and Fiscal 2013:

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

The interest applicable on the contractual amount outstanding between Plateau and RPM under the New Senior Facilities Agreement is based on the corresponding tranche of the outstanding amount and the calendar year. See Section 1.12 – “Capital Resources” in the MD&A for the fiscal year ended December 31, 2014, which was furnished on EDGAR on Form 6-K on March 31, 2015 and is specifically incorporated by references herein in its entirety. For accounting purposes, interest is recorded at a calculated effective interest rate. The outstanding amounts under the New Senior Facilities Agreement have an effective floating interest rate of JIBAR plus 8% for Fiscal 2014.

5. A.2.1.5. Income Tax Expense

In 2013, a portion of the tax expense related to capital gains tax paid on the sale of Eastern Ga-Phasha. Taxable losses and deductible expenditure incurred by Bokoni in Fiscal 2013, together with related deferred tax on the fair value of Bokoni’s loans resulted in a reduction in the deferred tax liabilities during the year, therefore lowering the income tax expense. In Fiscal 2014, an Income Tax income of $6.5 million (Fiscal 2013 - $3.9 million expense) was recorded based on deferred tax income that arose as a result of the reversal of temporary differences. Refer to note 34 in the audited Consolidated Financial Statements for Fiscal 2014.

5. A.2.1.6. Safety

Atlatsa’s LTIFR in Fiscal 2014 of 0.98 represented a deterioration of 8.9% compared to the LTIFR of 0.90 for Fiscal 2013. The disappointing safety performance was largely attributable to non-adherence to safety standards and procedures by new contractors at the mine. Additional emphasis is being placed on behaviour including in-depth discussions with employees prior to each shift.

The following Section 54 stoppages were encountered during Fiscal 2014 compared to Fiscal 2013.

	Shafts stopped	Sections stopped	Days lost	4E ounces lost
2014	5	11	56	1,622
2013	5	3	18	1,411

More days were lost in Fiscal 2014, based on more Section 54’s than in Fiscal 2013. In Fiscal 2014; more sections were stopped than shafts as safety is currently a priority. A section is a smaller area; each shaft might have 4 or 5 sections.

On October 8, 2014, Bokoni suspended operations at its Klipfontein opencast mine pending the outcome of an urgent and full investigation into the fatal injury of a Mosotsi community member. Safety of Bokoni’s employees and community members remains of paramount importance to the Company. Operations and mine management at Bokoni are working closely with the SAPS, the DMR and other authorities involved in the investigation of the fatality. The Company notes with regret that after the fatal injury, members of the local community set fire to community and contractor mining property, plant and equipment, causing significant damage. This incident was investigated by the SAPS, and there is ongoing community engagement to resolve any resulting issues. Bokoni resumed operations on the western side of the Klipfontein opencast on November 3, 2014. The eastern side of the opencast remains suspended pending finalization of the investigation by the DMR and the SAPS. The eastern side remained closed as investigations are still taking place. The DMR has scheduled an inquiry for 13-15 April 2015. The impact of this closure resulted in 78,136 tpm and 5,763 4E oz decrease in production scheduled in Q4 2014.

Management at the Bokoni Mine has engaged extensively with the safety authorities at the DMR and has taken action to mitigate against future incidents at the Bokoni Mine. Additional emphasis has been placed on behaviour, including in-depth discussions with employees before each shift to identify any risks.

5. A.2.1.7. Capital

Total capital expenditure for Fiscal 2014 was $35.1 million (ZAR344.1 million) (compared to $51.2 million (ZAR479.1 million) for Fiscal 2013); comprising 29% sustaining capital and 71% project expansion capital (compared to 32% sustaining capital and 68% project expansion capital for Fiscal 2013). This 32.4% decrease in capital expenditure from Fiscal 2013 to Fiscal 2014 is as a result of a strategic decision by management to reduce costs.

5. A.2.1.8. Royalties

See ITEM 4. D.16. Tax and Royalties.

5. A.2.1.9. Power Tariff Increases

See ITEM 4. D.14.1. Power.

5. A.2.2. Fiscal 2013 compared to Fiscal 2012

•	Atlatsa incurred a gross operating loss for Fiscal 2013 of ($38.2 million) which is $39.7 million less than the gross loss incurred in Fiscal 2012 ($77.8 million).

•

In Fiscal 2013, Atlatsa incurred an operating profit of $159.8 million compared to an operating loss of ($2.5 million) in Fiscal 2012. This is mainly due to the profit on the sale of the Boikgantsho Project and the Eastern Ga-Phasha

Project of $171.1 million, as per Phase Two of the Restructure Plan, the impact of the strike experienced in Q4 2012 and improved performance of the Bokoni Mine.

•	The net profit (after tax) was $99.9 million for Fiscal 2013 as compared to a net loss (after tax) of ($95.6 million) for Fiscal 2012.

•

The earnings per share increased from ($0.04) to $0.47 from December 31, 2012 to December 31, 2013. The increased earnings were mainly due to the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project, improved performance of the Bokoni Mine and the impact of the strike experienced in Q4 2012.

The major contributors to the increase in profit by $195.4 million for Fiscal 2013 are described below:

5. A.2.2.1. Revenue

•	The Bokoni concentrator milled 1,312,631 underground tonnes during Fiscal 2013, which was 52% higher than the 863,675 underground tonnes milled during Fiscal 2012.

•

The Klipfontein opencast delivered 213,314 tonnes to the concentrator during Fiscal 2013, of which the first reef tonnes were delivered to the concentrator during June 2013. Targeted production from the opencast was achieved in September 2013 at 40,000 tonnes.

•

Total tonnes milled for Fiscal 2013, were 1,525,945, compared to total tonnes milled for Fiscal 2012, of 863,675, this represents an increase of 76.7%. Due to the illegal strike that occurred in Q4 2012; only 6,319 tonnes were milled in Q4 2012, compared to 425,125 in Q4 2013.

•

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

•

The Bokoni Mine produced 170,295 total 4E ounces during Fiscal 2013, compared to 102,761 4E ounces during Fiscal 2012, an increase of 65.7%. The underground PGM ounces of 156,578, compared to full production in Fiscal 2012, are still an increase of 52.4%.

•

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

5. A.2.2.2. Cost of sales

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

Cash drawdowns from available debt facilities for Fiscal 2013 were $69.2 million (ZAR644.1 million) compared to Fiscal 2012 of $60.5 million (ZAR597.3 million). This represents an increase of 7.8%. In Q4 2013 the Company drew down $7 million (ZAR65.8 million) from the New Senior Facilities Agreement for the capital gains tax that was payable on the sale of the Eastern Ga-Phasha Project. This reduced the facility available to Plateau to meet Bokoni Holdco’s cash requirements. Cost per tonne milled for Fiscal 2013 was $128 (ZAR1,197) per tonne compared to $187 (ZAR1,535) per tonne in Fiscal 2012. This represents a decrease of 31.6% in $ terms and 22.0% in ZAR terms.

Cost per 4E ounce for Fiscal 2013 was $1,148 (ZAR10,728) per 4E ounce as compared to $1,574 (ZAR12,902) per 4E ounce in Fiscal 2012. This represents a decrease of 27.1% in $ terms and 16.8% in ZAR terms.

5. A.2.2.3. Exchange rate

For presentation purposes, currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Fiscal 2013 was ZAR9.35=$1. This represents a weakening of 14.0% compared to the average exchange rate for Fiscal 2012 of ZAR8.20=$1.

5. A.2.2.4. Finance expenses

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

The interest applicable on the debt owing (based on contractual value, See Section 1.12 – “Capital Resources “for the contractual value, in the MD&A for the fiscal year ended December 31, 2014, which was furnished on EDGAR on Form 6-K on March 31, 2015 and is specifically incorporated by references herein in its entirety, by Atlatsa to RPM is based on the tranche that the value of the contractual debt falls in. For accounting purposes; interest is recorded at a calculated effective interest rate. For the 49% debt between Bokoni Holdco and RPM which contractually is currently interest free, the effective interest rate was fixed at 13.94% for Fiscal 2013. The debt between Plateau and RPM has an effective floating interest rate of JIBAR plus 7.99% for Fiscal 2013. Any draw down between Bokoni Holdco and RPM after the repayment of debt on December 13, 2013 will be capitalised.

Phase One of the Restructure Plan reduced the interest between Plateau and RPM to an annual cash flow effective rate of currently 5.98% (linked to the 3-month JIBAR of 5.22% at December 31, 2013) from the effective rate of 12.31% before the consolidation of the loans on September 28, 2012.

See ITEM 4. A.4. Restructure Plan and 4. A.5.6.New Senior Facilities Agreement.

5. A.2.2.5. Income Tax Expense

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

5. A.2.2.6. Capital

Total capital expenditure for Fiscal 2013 were $51.0 million (as opposed to $38.9 million for Fiscal 2012), comprising 32.4% sustaining capital and 67.6% project expansion capital (as opposed to 46.8% sustaining capital and 53.2% project expansion capital for Fiscal 2012).

5. A.2.2.7. Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

See ITEM 4. D.16. Tax and Royalties.

The Fiscal 2013 calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (0.5% for Fiscal 2012), and the resulting royalty expense for Fiscal 2013 amounted to $0.9 million ($0.5 million for Fiscal 2012).

5. A. 3. Bokoni Mine production statistics

		Fiscal 2014 (Total )	Fiscal 2014 (opencast)	Fiscal 2014 (under- ground)	Fiscal 2013 (Total)	Fiscal 2013 (opencast)	Fiscal 2013 (under- ground)	% Change between Fiscal 2014 (total) and Fiscal 2013 (total)
4E oz produced	Oz	194,036	19,675	174,361	170,295	13,717	156,578	13.9
Tonnes delivered	T	1,745,245	289,151	1,456,094	1,524,491	220,224	1,304,266	14.5
Tonnes milled	T	1,743,781	285,469	1,458,312	1,525,945	213,314	1,312,631	14.3
Recovered grade	g/t milled, 4E	3.58	2.10	3.89	3.56	2.07	3.80	0.5
UG2 mined to underground output	%	27.60	—	—	31.98	—	—	(13.7)
Development meters	M	10,735	—	—	11,054	—	—	(2.9)
Operating cost/tonne milled	ZAR/t	1,284	653	1,407	1,197	566	1,300	(7.2)
Operating cost/4E oz	ZAR/4E oz	11,540	9,481	11,722	10,728	8,807	10,897	(7.6)
Total permanent labour (mine operations)	Number	3,616	—	—	3,588	—	—	0.8
Total contractors (mine operations)	Number	2,880	—	—	2,361	—	—	22.0

5. A. 4. Summary of Quarterly Results

$ Million	Dec 31, 2014	Sept 30, 2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013
Revenue	54.6	70.4	58.6	53.8	47.9	54.2	48.4	45.1
Cost of sales	(71.4)	(66.7)	(65.7)	(61.0)	(67.2)	(59.0)	(54.1)	(53.4)

Gross loss	(16.8)	3.7	(7.2)	(7.1)	(19.3)	(4.8)	(5.7)	(8.3)

(Loss)/Profit for the period	(24.2)	(0.6)	(12)	(12.8)	133.2	(15.5)	(13.3)	(4.6)

Basic (loss)/profit per share ($)	(0.02)	(0.00)	(0.01)	(0.01)	0.54	(0.03)	(0.02)	(0.01)
Diluted (loss)/profit per share ($)	(0.02)	(0.00)	(0.01)	(0.01)	0.53	(0.03)	(0.02)	(0.01)
Weighted number of Common Shares outstanding (million)[1]	542	593	531	551	426	425	425	425
Diluted weighted number of Common Shares outstanding (million)[2]	542	593	531	554	429	425	425	425

1	On a fully diluted basis, post-conversion of the “B” Preference Shares.
2	Including unvested treasury shares issued pursuant to the Company’s Employee Stock Option Plan.

Discussion of Last Eight Quarterly Results

Atlatsa is continuing its efforts to increase production in order to achieve its medium-term monthly production target rate of 160.0 ktpm.

Revenue increased to a high of $70.4 million for Q3 2014 from an all-time low of $45.1 million in Q1 2013. Fluctuations in revenue between the quarters were largely due to the following fluctuations in production, varying PGM basket prices and exchange rates:

•

Production has varied between periods due to production efficiencies, potholing and safety stoppages. Revenue is also impacted by concentrate grade and chrome penalties. Production levels reached a high of 56,025 4E ounces during Q3

2014 and a low of 36,043 4E ounces during Q1 2013. The extent of this variance (55.4%) indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above;

•

Recovered grade varied between a low of 3,31 g/t in Q4 2013 and a high of to 3,82 g/t in Q1 2013, as a result of the significant increase in the amount of development at the operations, as well as lower grade material delivered and recoveries achieved from the opencast operations commissioned in June 2013;

•

PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,291 in Q1 2013 to a low of US$990 for Q4 2014. This 30.4% variance indicates the volatility of the PGM basket price due to fluctuations in market demand and supply; and

•

Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during Q1 2013 at an exchange rate of ZAR9.0 = US$1 and the weakest during Q4 2014, which was ZAR11.22 = US$1. The 24.7% variance indicates the volatility of the ZAR against the US$.

The period to period variations in cost of sales are mainly as a result of:

•	Varying labour costs due to changes in labour numbers, annual salary increases, overtime hours and bonus payments;

•	Varying use of contractors depending on management’s production and development planning requirements;

•	Fluctuations in storage costs based predominately on tonnes milled;

•	Varying utility costs between winter and summer tariffs, as well as annual tariff increases;

•	Depreciation charges based on the unit-of-production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalised;

•

Commodities such as fuel and steel are paid for in ZAR, but the price is determined in US$, such that the Company may be subject to a twofold negative impact in the event that the price of the commodity rises at the same time as a deterioration in the ZAR to US$ exchange rate; and

•

Fluctuations in the exchange rate between the $ and the ZAR – although the functional currency of the South African subsidiaries is the ZAR, the presentation currency is the $, such that the cost of sales is impacted by the weakening of the ZAR.

5. A. 4. New standards and interpretations not yet adopted

A discussion of the Registrant’s changes in accounting policies can be found in Section 1.17 “Changes in Accounting Policies” in the MD&A for the fiscal year ended December 31, 2014, which was furnished on EDGAR on Form 6-K on March 31, 2015 and is specifically incorporated by references herein in its entirety.

5. B. Liquidity and Capital Resources

See Section 1.11 “Liquidity” and 1.12 “Capital Resources” in the MD&A for the fiscal year ended December 31, 2014, which was furnished on EDGAR on Form 6-K on March 31, 2015 and is specifically incorporated by references herein in its entirety.

5. B. 1. Financial Instruments

Interest rate hedging

The Company currently does not have any interest hedge in place.

5. B. 2. Material Commitments for Capital Expenditures

Capital commitments already contracted for by the Company amount to $6.1 million as at December 31, 2014 (compared to $13.8 million at December 31, 2013) and are comprised primarily of capital expenditure commitments for property, plant and equipment, and capital-work-in-progress relating to the Bokoni Mine.

5.C. Research and Development, Patents and Licenses, etc.

Atlatsa is a resource-expenditure based corporation and, accordingly, does not have a program of intellectual property development or research and development programs generally.

5. D. Trend Information

Fiscal 2014 was a challenging year for the South African PGM industry.

Subsequent to a five month labour strike by the Association of Mineworkers and Construction Union (“AMCU”) amongst the three major platinum producers, the focus in Q3 2014 turned towards the major platinum producers’ ability to recover from the strike, as well as the effects that the strike would have on PGM pricing going forward.

Subsequent to the strike it became apparent that the above ground PGM inventories, particularly platinum, could be much larger than originally anticipated, with the result that PGM prices remained relatively flat and then started to decrease during the latter part of 2014. These negative price movements, together with a downturn in the global economic outlook for commodity consumption and announcements from the three largest platinum producers that their strike affected operations were ramping up to steady state faster than anticipated, resulted in a large number of speculative positions being unwound in the market, such that PGM prices retreated significantly towards 2008/2009 levels.

Within a month after resolution of the strike, Anglo Platinum announced its intention to sell off its labour intensive operations, with a view to re-positioning its asset portfolio in South Africa to become 80% mechanized by 2020. Impala Platinum Holdings Limited (“Implats”) and Lonmin Plc (“Lonmin”) also announced that they would be reviewing their asset portfolios. In addition, a number of South African platinum producers have announced cut backs on intended capital expenditure associated with previously earmarked project expansions.

Another sector trend was a focus on compliance with BEE credentials. In order to comply with the Mining Charter, a number of South African platinum producers, including Lonmin, Northam Platinum Limited and Ivanplats have recently concluded significant BEE equity transactions.

Economic and political factors influencing the PGM sector in South Africa remain volatile, with economic data and growth indicators from key economies remaining key to the recovery of platinum demand recovery going forward.

Demand

Despite certain signs of economic recovery in European economies, platinum demand for autocatalytic converter usage in this key diesel engine dominated sector remains weak, when compared to peak demand levels in 2007. The introduction of Euro VI emission control standards in European economies is expected to increase the demand in this sector.

There continues to be encouraging signs for improved palladium demand growth as manufacturing recoveries in the gasoline dominated United States and Chinese economies’ automobile sectors continue to show strong performance, with recent research estimates from IHS Automotive predicting an increase in global vehicle production from 85 million to 106 million units by 2021, with China accounting for 50% of such growth. Recent policy and legislative initiatives in China, aimed at improving air quality and the introduction of hydrogen fuel cell powered motor vehicles by major motor manufacturers, are anticipated to increase demand in the PGM sector.

In addition, high growth demand for platinum jewellery in China and rising demand for platinum jewellery in India creates the platform for a large potential growth market which is traditionally dominated by yellow gold.

Investment demand for physical platinum and palladium through Exchange Traded Funds (“ETFs”) remains robust and has now established itself firmly as a meaningful contributing factor to demand for the white metals, with the two palladium backed ETFs recently introduced by ABSA Bank and Standard Bank in South Africa demonstrating high levels of demand for physical metal exposure by institutional investors.

Supply

In addition to labour unrest, the South African PGM sector remains under pressure from rising costs, largely associated with imported inflation on key materials and power utility charges, which have increased by a compounded annual rate of 15% over the last 3 years.

These price increases and consequent margin squeeze have partially been offset by a depreciation of the ZAR against the US$ which has a positive impact on the revenue basket received by South African miners, as export metal is sold based on US$ pricing, whilst input costs is mostly based on the ZAR.

Pricing

Although there has been a negative trend in spot metal prices, it is anticipated that the negative impact of the South African strikes will result in a scale down and/or re-shaping of certain mining operations, which should create positive momentum for both the platinum and palladium price in the medium term.

Despite the five month labour strike in South Africa, the spot platinum price did not react positively to future supply concerns with the US$ price of platinum retreating during Fiscal 2014. However, spot palladium price reacted positively over the period, largely due to political events in the Ukraine, strong ETF demand and a positive global outlook for the gasoline dominated economies of the United States and China.

Both the platinum and palladium spot prices remain volatile and highly susceptible to movements as a result of negative investor sentiment towards the sector. The strength of the US$, above ground metal stocks and efficient recycling of the metal are also having a negative impact on the prices.

The future market direction and catalysts for PGMs will, to a large extent, be determined by the anticipated supply side response from major South African producers and economic growth outlooks for key economies affecting PGM demand such as the United States, Europe, Japan and China. Macro investment sentiment towards South Africa, dominated by the volatile labour situation, resulted in the ZAR remaining under pressure relative to the US$, providing some relief for South African PGM producers.

5. E. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5. F. Tabular Disclosure of Contractual Obligations

See Section 1.12 “Capital Resources” in the MD&A for the fiscal year ended December 31, 2014, which was furnished on EDGAR on Form 6-K on March 31, 2015 and is specifically incorporated by references herein in its entirety.

5. G. Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to ITEM 5.E and F above. See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6. A. Directors and Senior Management

Name and Occupation

The information as to the number of common shares beneficially owned, controlled or directed shown below is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at http://www.sedi.ca.

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company as at March 31, 2015, the positions and offices presently held by them and the period or periods of time during which each has served as a directors of the Company. Each director’s terms of office expires at the next annual general meeting of the shareholders of the Company.

Name, position with the Company and province or state and country of residence	Date appointed (and resigned) as a Director of the Company	Common Shares beneficially owned, controlled or directed (1) (2)
Andile MABIZELA (3)(4)(5) Independent Non-Executive Director Gauteng, South Africa	May 6, 2014	Nil

Anu DHIR(5)(6)(7) Lead Independent Non-Executive Director Ontario, Canada	May 29, 2008 to December 30, 2014	Nil

Bava REDDY Executive: Mineral Strategy Gauteng, South Africa	October 2008	Nil

Boipelo LEKUBO Chief Financial Officer (“CFO”) Gauteng, South Africa	September 1, 2014	Nil

Bongiwe NTULI(4)(5)(7) Independent Non-Executive Director Durban, South Africa	May 6, 2014	Nil

Colin Wayne CLARKE(4)(7)(8)(9) Lead Independent Non-Executive Director Gauteng, South Africa	May 6, 2014 Appointed Lead Independent Non-Executive Director December 30, 2014	Nil

Fikile Tebogo DE BUCK(5)(10)(11) Independent Non-Executive Director Gauteng, South Africa	September 2, 2008	Nil

Harold MOTAUNG Director and Chief Executive Officer (“CEO”) Gauteng, South Africa	Director since September 30, 2004 CEO since April 1, 2004	67,337,769(15)

Joel Martin KESLER Director and Chief Commercial Officer (“CCO”) Gauteng, South Africa	Director of the Company since June 27 2014. Officer of the Company since March 1, 2010.	959,361

Kogilum NAICKER Financial Controller Gauteng, South Africa	August 1, 2013 to September 1, 2014 – Acted as Interim CFO	Nil

Lerato MATLOSA Corporate Secretary Gauteng South Africa	January 2013	Nil

Patrick COOKE(4)(7)(14) Non-Executive Director Gauteng, South Africa	Since February 2012 to February 26, 2014	3, 500

Name, position with the Company and province or state and country of residence	Date appointed (and resigned) as a Director of the Company	Common Shares beneficially owned, controlled or directed (1) (2)
Prudence LEBINA Head: Investor Relations Gauteng, South Africa	May 2014	Nil

Ralph HAVENSTEIN(7)(11)(12) Independent non-executive director Gauteng, South Africa	June 27, 2014	Nil

Rizelle SAMPSON(13) Non-Executive Director Gauteng, South Africa	September 30, 2004 to October 30, 2014	Nil

Tumelo MOTSISI Director and Executive Chair Gauteng, South Africa	September 30, 2004	83,111,143(16)

Notes:

(1)

The information as to number of common shares beneficially owned controlled or directed is not known to the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.

(2)	Directors personally own or control a total of 142,496,467 common shares which represent approximately 25.7% of the current outstanding shares. The directors also hold 3,450,000 options.
(3)	Chair of the Nominating and Governance Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Sustainable Development Committee.
(6)	Chair of the Compensation Committee until December 30, 2014.
(7)	Member of the Audit and Risk Committee.
(8)	Lead Independent Director.
(9)	Chair of the Compensation Committee.
(10)	Chair of the Audit and Risk Committee.
(11)	Member of Nominating and Governance Committee.
(12)	Chair of the Sustainable Development Committee from October 30, 2014.
(13)	Chair of the Sustainable Development Committee until October 30, 2014.
(14)	Chair of the Nominating and Governance Committee until February 26, 2014.
(15)

Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by Atlatsa Holdings in trust for the Pelawan Trust. Therefore, 67,207,701 of these shares are held as an indirect interest in the 342,896,438 share.

(16)

Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by Atlatsa Holdings in trust for the Pelawan Trust. Therefore, 82,295,145 of these shares are held as an indirect interest in the 342,896,438 shares.

Additional details including the principal occupation for the past five years of the above directors are as follows:

ANDILE MABIZELA, LLB (Natal), BSc (Economics) Hons (Zimbabwe) - Independent Non-Executive Director

Andile Mabizela has worked in business development and executive management roles in the aviation, financial services and supply chain sectors. He has considerable board level experience. Was a Board member of SAA (SOC) Ltd until November 2014, and was the Chairman of SA Express (SOC) Ltd until February 2014. He is also Chairperson of the Johannesburg Property Company. Mr. Mabizela previously served on Stanlib Wealth Management subsidiary boards as well as country boards of Liberty Africa Asset Management, spanning Swaziland, Lesotho, Kenya and Botswana. From March 2009 to August 2010 Mr. Mabizela worked for STANLIB Wealth Management Limited as Head of the Institutional Multi Asset Business Unit (Pension Funds) and also served as Head of Asset Management for Liberty Africa. In the past 3 years, Mr. Mabizela has been an executive director of Afrilog South Africa (Proprietary) Limited (“Afrilog”). Afrilog is an international company with extensive experience in supply chain management, as well as providing project logistics and advisory services to mining companies on the African continent through its subsidiary Multilog (Pty) Ltd.

Mr. Mabizela is not, and was not within the past five years, an officer and/or director of any public company.

ANU DHIR, BA, JD – Independent Non-Executive Director

Anu Dhir holds a Bachelor of Arts degree from the University of Toronto and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, United States. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas and technology sectors. Ms. Dhir served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company and is currently Managing Director of Miniqs Limited, a private group primarily interested in resource projects that have the capability to grow into major producing operations. Ms Dhir resigned from the Board on December 30, 2014.

During the past five years, Ms. Dhir is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Lead Independent Non-Executive Director	July 2008	December 30, 2014

Energulf Resources Inc	Director	September 2013	Present

Golden Star Resources Ltd	Director	March 2014	Present

Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	October 2009

Compass Asset Management	Director	June 2009	December 2012

Miniqs Limited	Director and Officer	March 2010	Present

Frontier Rare Earths Limited	Director	November 2010	Present

Great Basin Gold Limited	Director	May 2011	June 2013

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

Mr. Reddy is not, and was not within the past five years, an officer and/or director of any public company.

BOIPELO P. LEKUBO - CA (SA), BCom (Hons) - CFO

Boipelo Lekubo is a chartered accountant (SA) by profession with extensive experience in group financial management and reporting within the mining industry. Boipelo holds a B.Com (Hons) degree from the University of Johannesburg (formerly Rand Afrikaans University) and qualified as a chartered accountant with KPMG. Her previous finance and accounting roles were at Total Coal South Africa (Proprietary) Limited and Northam Platinum Limited, respectively. She also has experience in project finance and corporate strategy.

Ms. Lekubo is, or was within the past five years, an officer and/or director of the following public company:

Company	Positions Held	From	To
Trans Hex Group Limited	Director	August 2013	Present

BONGIWE NTULI, Chartered Accountant CA (SA) – Independent Non-Executive Director

Ms. Ntuli is a Chartered Accountant (SA). She began her career working for Anglo American plc where she held various finance, treasury and risk management positions at its subsidiaries in South Africa, Canada and the United Kingdom. Ms. Ntuli joined Grindrod Freight Services on her return to South Africa in 2008 as its CFO. In 2012, Ms. Ntuli was appointed as a member of the Grindrod group executive committee as Executive: Corporate Services. In September 2014, Ms Ntuli was appointed Chief Executive Officer of Grindrod Ports, Terminals and Rail division. Ms. Ntuli also services as a non-executive director of Adapt IT Holdings Limited, a JSE-listed entity, where she has been Chairman of the Audit Committee since 2008.

Ms. Ntuli is or was within the past five years, an officer and/or director of the following public company:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Non-Executive Director	June 2014	Present

Adapt IT Holdings	Audit Committee Chairperson and Independent Non-Executive Director	May 2008	Present

COLIN WAYNE CLARKE, BA (Political Science), University of Texas at Austin; Juris Doctorate (JD), USA, The University of Denver School of Law, USA; Master of Business Administration (MBA), Said Business School, Oxford University, UK– Independent Non-Executive Director

Since 2012 Mr. Clarke has been the Chairman of ACPI Investment Managers South Africa (“ACPI”). ACPI is a London based asset management firm operating in the fixed income, equities, special situations and private equities space between 2011 and 2012. Mr. Clarke was the Chief Investment Officer of the Sishen Iron Ore’s Community Development Trust (the “Trust”). At the time of Mr. Clarke’s involvement, the Trust had a net asset value of ZAR8.1billion and dividend inflows of ZAR600m per annum. The Trust’s investment arm is SIOC-cdt Investment Holdings (RF) (Pty) Limited (“InvestCo”), and it is mandated to make all investments on behalf of the Trust and to ensure the long-term sustainability of Trust through its investing activities. During his time with the Trust, Mr. Clarke conceptualized, created, developed and executed the Trust’s investment policy and procedures (that invests in both listed and unlisted securities). During Mr. Clarke’s tenure InvestCo created more than ZAR976m worth of enterprise value for the Trust in the unlisted securities portfolio, while the listed portfolio is performing well above agreed benchmarks.

Mr. Clarke has also served as the Chief Operating Officer (‘COO”) of the National Empowerment Fund (“NEF”) in South Africa between 2009 and 2010, where he headed the group operations as well as Asset Management, Marketing and Communications and Strategy and Planning. Mr. Clarke has many years of international legal, private equity and corporate finance experience with multinational organizations such as BP Amoco, where he served as legal counsel in their acquisitions department. Mr. Clarke has also held the position of Deputy Director for Trade and Investment at the African America Institute between and Programme Director for the Africa Regional Assistance Electoral Fund, which was, established to assist African countries’ transition to democracy, located in Washington DC.

Mr. Clarke gained extensive private equity experience in Africa having served as legal counsel and partner with two southern African focused private equity funds: (i) US$120 million Southern African Enterprise Development Fund (SAEDF); and (ii) Sloan Financial Groups US$100 million New Africa Advisors Fund between 1996 and 2000.

For the past five years to date, Mr Clarke has been a director of the following companies ACPI (SA) since 2012 to date, Sherbourne Capital, Director 2011- to date, Sizwe Medical Fund - Audit Committee member and Chairman of Investment Committee since June 2013 - to date, CFO Sishen Iron Ore’s, Community Development Trust, 2011-2012, SIOC-CDT Investment Holdings (RF) Pty Ltd and Continental Coal (Pty) Ltd. Mr Clarke was appointed Lead Independent Director of Atlatsa effective December 30, 2014.

Mr Clarke is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Lead Independent Non-Executive Lead Director	June 2014 Appointed lead director on December 30, 2014	Present

Sherbourne Capital	Non-Executive Director	January 2011	Present

FIKILE TEBOGO DE BUCK, BA, FCCA – Independent Non-Executive Director

Fikile Tebogo De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a Bachelor of Arts degree in Economics and Accounting from the University of Swaziland. Ms. De Buck is currently a non-executive director and the lead independent director of Harmony Gold Mining Company Limited. (“Harmony”) and is a member of various board committees of Harmony, including the Audit Committee. She has also served in various positions at the Council for Medical Schemes in South Africa.

Ms. De Buck is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Non-Executive Director	November 2008	Present

Harmony Gold Mining Company Limited	Non-Executive Director	April 2006	Present

Clientele Limited	Non-Executive Director	November 2012	November 2013

Clientele Life	Non-Executive Director	November 2012	November 2013

A. H. C. (HAROLD) MOTAUNG, BSc, MBA – CEO and Director

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

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals & Petroleum Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited. Mr. Motaung has been a director of Atlatsa since September 2004 and is not a director of any other public companies. He is a founding member of Atlatsa Holdings, the controlling shareholder of Atlatsa.

Mr. Motaung has been a director of the Company since September 2004, and the CEO of the Company since April 2011.

Mr. Motaung is, or was within the past five years, an officer and/or director of the following public company:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Executive Director	September 2004	Present

JOEL KESLER, B.COM, LLB (CUM LAUDE) UCT – Executive: CCO

Joel Kesler is a South African qualified lawyer with 18 years of international experience in mining finance, mergers and acquisitions, business and corporate development. He was a founding member of Atlatsa Holdings in 2002 and was a key person in effecting the Reverse Takeover of Atlatsa Resources (formerly Anooraq Resources) in 2004. From 2005 to 2014 Mr. Kesler has been serving on the Atlatsa Resources Executive as its CCO, primarily responsible for the Company’s corporate and business strategy, corporate finance and corporate communications.

Mr. Kesler is, or was within the past five years, an officer and/or director of the following public company.

Company	Positions Held	From	To
Atlatsa Resources Corporation	Executive Director	June 27, 2014	Present

KOGI NAICKER, B.COM (HONS), CA (SA) – Financial Controller

Kogi Naicker is a chartered accountant and has held the position of senior financial controller at Atlatsa since September 2009. She has extensive experience in the areas of group financial management and reporting, having held previous positions in South Africa and the United States of America at Ernst and Young (SA and USA), Procter & Gamble (SA) and Transnet Rail Engineering (SA) prior to joining the Company. She was appointed Interim CFO on August 1, 2013.

Ms. Naicker is not, and was not within the past five years, an officer and/or director of any public company to September 1, 2014.

LERATO D. MATLOSA - LLB, LLM (Corporate law), GradICSA and Certificate in Mining and Prospecting Law

Lerato Matlosa holds an LLB degree and Masters in Corporate Law. She is a qualified Chartered Secretary with the South African Institute of Corporate Secretaries; she also completed a certificate in Prospecting and Mining Law with the University of Witwatersrand Mandela Institute. Prior to joining Atlatsa Lerato was a director of DirectorFocus Corporate Services, a corporate governance and compliance specialist company. Lerato is a member of the Canadian Society of Corporate Secretaries and a member of Chartered Secretaries of South Africa. She is a Trustee of the Anooraq Community Participation Trust. The Community Trust objectives are to promote social and economic development in affected communities.

Ms Matlosa is not, and was not within the past five years, an officer and/or director of any public company.

PATRICK COOKE, B.COM (WITS), CA (SA) – Independent Non-Executive Director

Patrick Cooke resigned from Atlatsa on February 26, 2014. He has over 40 years’ professional experience as a chartered accountant and management consultant. Mr. Cooke was responsible for listing two companies on the main board of the JSE and was the financial director of a third JSE-listed Company. Mr. Cooke was a Director at the Company from February 2012, until his resignation on February 26, 2014. His industry experience is wide, having been involved in mineral information technology, wholesale fast moving consumer goods, financial and professional services companies. He was appointed a non-executive director of Sallies Limited in October 2009 and, with effect from February 1, 2010, was appointed Financial Director, COO and Acting CEO. He resigned from all positions at Sallies Limited with effect from January 2012.

During the past five years as director of the Company, Mr. Cooke is, or has been a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Independent Non-Executive Director	February 2012	February 2014

Witwatersrand Gold Mining Company	Director	December 2013	Present

Great Basin Gold Limited	Director	April 2006	30 June 2013

Sallies Limited	Director	August 2009	December 2011

PRUDENCE LEBINA - Head of Investor Relations- CA (SA)

Prudence Lebina is a chartered accountant by profession and has extensive experience in corporate finance and sponsor services work. She spent five years in investment banking at Deutsche Bank SA and was recently Investor Relations Manager and part of the corporate finance team at Exxaro Resources Limited.

Prudence holds a B.Com degree and a higher diploma in Accountancy from the University of Witwatersrand as well as a certificate in Business Leadership from Columbia Business School. She qualified as a chartered accountant with PwC.

Ms Lebina is not, and was not within the past five years, an officer and/or director of any public company.

RALPH HAVENSTEIN, BSc (Chem Eng); MSc (Chem Eng); BCom; Stanford Senior Executive Programme– Independent Non-Executive Director

Mr. Havenstein served as CEO of Anglo Platinum Ltd. between 2003 and 2007. Other mining roles include CEO of Norilsk Nickel International between 2008 and 2009; non-executive director of Northam Platinum Limited from 2003 to present; non-executive director of Simmer and Jack Mines (Proprietary) Limited between 2010 and 2011; and non-executive director of Hernic Ferrochrome (Proprietary) Limited from 2012 to present (has been chairman since March 2013 to date). Mr. Havenstein was with Sasol Limited for 24 years from 1979 to 2003. Mr. Havenstein was Vice President of the SA Chamber of Mines between 2006 and 2007, as well as Director of Mintek (South Africa) Limited between 2005 and 2010. Principal occupation for the past 5 years has been as a non-executive director of companies.

Mr Havenstein is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Non-Executive Director	June 2014	Present

Northam Platinum Limited	Non-Executive Director	July 2003	Present

Omnia Holdings Limited	Non-Executive Director	November 2007	Present

Murray and Roberts Holdings Limited	Non-Executive Director	August 2014	Present

RIZELLE M. SAMPSON, H. Dip Education – Independent Non-Executive Director

Ms. Sampson is a South African citizen and holds a Certificate in Corporate Finance from the University of London (School of Economics), a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd, she co-founded African Footprint Investment Holdings (Pty) Ltd (“AFIH”), an investment holding company that is owned and managed mainly by black women. Ms. Sampson represents AFIH on the board of Tellumat (Pty) Ltd. She is also a trustee of the Sentech Educational Fund Advisory Board and a non-executive director of IPSA Group Plc. Ms Sampson resigned from the Board on October 30, 2014.

During the past five years as a director of the Company, Ms. Sampson is, or has been a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Non-Executive Director	September 2004	October 30, 2014

Independent Power Southern Africa (IPSA) Group PLC	Non-Executive Director	January 2009	30 June 2013

Diesel Power Open Cast Mining	Non-Executive Director	June 2010	Resigned in 2012

TUMELO M. MOTSISI, BA, LLM, MBA – Executive Chair and Director

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the Negotiated Benefits Consultants division of Alexander Forbes, a South African financial services company.

In 1998 he established Kopano Ke Matla Investment Company (“KKM”), the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions. He was subsequently appointed as the CEO of KKM. Mr. Motsisi also served as Executive Chair of Prosperity Holdings (Proprietary) Limited, a financial services company established between KKM, NBC Financial Services (Proprietary) Limited and Peregrine (Proprietary) Limited. Mr. Motsisi is a founding member of Atlatsa Holdings, the controlling shareholder of Atlatsa. Mr. Motsisi has been a director of Atlatsa since September 2004 and is not a director of any other public companies.

6. B. Compensation

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

The Compensation Committee is composed of Colin Clarke (the Chairperson appointed to the Committee on 30 December 2014) Anu Dhir (resigned on 30 December 2014) and Bongiwe Ntuli (appointed to the Committee on 30 December 2014), all of whom are independent directors. During the 2014 financial year, the committee met three times and the proceedings at such meetings were documented in the form of meeting minutes.

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

(e)	each individual who would be a NEO under paragraph (d) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at December 31, 2014.

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

SUMMARY COMPENSATION TABLE

The compensation provided to NEOs of the Company during the financial year ended December 31, 2014, for each of the Company’s three most recently completed financial years, is as follows:

SUMMARY COMPENSATION TABLE OF NEO’S at DECEMBER 31, 2014

				Non-equity incentive plan compensation
Name	Year	Salary $	Option based awards $ (2)	Annual incentive plans $	Long-term incentive Plans $	Pension, provident and medical $	All other compensation $		Total compensation $
Tumelo Motsisi (1) (4)	2014	501,217	Nil	Nil	Nil	110,917	55,109		667,243
Director	2013	492,788	Nil	Nil	Nil	98,614	18,618		610,019
Executive Chairman	2012	428,297	Nil	Nil	Nil	97,315	21,311		546,923

Harold Motaung (1) (3) (4)	2014	498,948	Nil	Nil	Nil	115,431	54,965		669,344
Director	2013	490,823	Nil	Nil	Nil	102,367	18,618		611,809
CEO	2012	436,526	Nil	Nil	Nil	101,527	29,256		567,309

Joel Kesler (1)	2014	415,092	Nil	Nil	Nil	92,415	48,675		556,181
Director	2013	407,862	Nil	Nil	Nil	82,198	18,618		508,678
Executive: CCO	2012	326,510	Nil	Nil	Nil	79,501	36,721		442,732

Bava Reddy	2014	224,378	Nil	Nil	Nil	56,522	37,759		318,660
Executive: Mineral	2013	231,674	Nil	Nil	Nil	53,088	21,828		306,590
Strategy	2012	219,589	Nil	Nil	Nil	58,081	22,336		300,006

De Wet Schutte	2013	219,117	Nil	Nil	Nil	46,015	1,498		266,630
CFO (1) (5)	2012	362,914	Nil	Nil	Nil	81,527	3,587		448,028

Kogi Naicker	2014	81,692	Nil	Nil	Nil	18,643	116,332	(7)	216,667
Interim CFO (6)	2013	59,481	Nil	Nil	Nil	10,840	76,347	(6)	146,667

Boipelo Lekubo	2014	52,142	Nil	Nil	Nil	10,950	245		63,336
CFO (8)

Prudence Lebina	2014	94,414	Nil	Nil	Nil	19,827	650		114,891
Head of Investor Relations (9)

Notes:

(1)

Compensation of certain of the Company’s South African executives is payable in Canadian dollars but is paid to each executive in ZAR at a month end exchange rate at the time. For the purpose of the annual amount the ZAR value for the year has been converted at 1 CAD = ZAR9.81, being the average 2014 rate. The preceding years are converted at the respective annual average exchange rate.

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
(7)

Ms. Naicker was Interim CFO until September 1, 2014 and are only included in the above table from January 1, 2014 until said date. Included in “All other compensation” is an acting allowance of $115,762.

(8)	Ms. Lekubo was appointed CFO on September 1, 2014 and are only included in the above table from that date.
(9)	Ms. Lebina was appointed Head of Investor Relations on May 12, 2014 and are only included in the above table from that date.

Bonus Compensation

The Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. No other bonus arrangements have been agreed although certain NEOs may be awarded bonus compensation in 2015 based on objectives agreed to by the Board. No bonuses were awarded in 2014.

General

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for NEOs so as to continue to address the objectives identified herein. The Board has not considered the implications of the risks associated with the Company’s current compensation program; however, the Company will review and consider the implications of any risks associated with the Company’s compensation program and design such compensation policies and practices in order to mitigate such risks.

There is no restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or a director. For the year ended December 31, 2014, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Equity Participation

The purpose of the equity incentive plans of the Corporation is to encourage equity participation by the Company’s key directors, officers, employees and consultants in order to align the interests of such persons with those of Shareholders and to assist the Company in attracting and retaining qualified directors, officers, employees and consultants.

On May 6, 2014, the Board approved the adoption, subject to Shareholder and TSX approval, of the Equity Incentive Plans. The Board has delegated to the Compensation Committee the right to administer the Equity Incentive Plans and to grant New Options, Share Appreciation Rights (“SARs”), Restricted Share Units (“RSUs”) and Conditional Share Units (“CSUs”); collectively the “New Equity Incentive Plans”. Under the Equity Incentive Plans previous grants of Options will be taken into account when considering new grants.

At the Company’s Annual General Meeting on June 27, 2014, shareholders approved the New Equity Incentive Plans and authorized issuances thereunder to entitle the applicable holders thereof to such number of Common Shares equal to 10% of the Company’s outstanding Common Shares from time to time. Upon the adoption of New Equity Incentive Plans (linked to the share price on the JSE), the prior Share Option Plan’s rules were terminated, but the Stock Options (linked to the share price on the TSX) still remain until they expire. The old Stock Options are now administered under the new rules.

During Fiscal 2014, the Company provided equity incentive compensation only through its Stock Option Plan, CSUs and RSUs. The Equity Incentive Plan was designed to foster and promote the long term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent non-executive directors (“NEDs”) (via Share Options), officers, employees and consultants (via the SARs, CSUs and RSUs) and to motivate the performance of such persons through the grant of equity compensation which promotes alignment between the interests of such persons and the interests of Shareholders in creating long term Shareholder value. The Equity Incentive Plan will enable employees to participate in the long term growth and financial success of the Company. Units granted pursuant to the Equity Incentive Plan were granted taking into account a number of factors, including the amount and term of Options previously granted, base salary, bonuses and competitive factors.

Stock Option Plan

The Stock Option Plan was previously approved by Shareholders on May 21, 2004, as amended June 17, 2005 and again on June 15, 2009. Amendments to the Stock Option Plan were approved by Atlatsa shareholders at the annual and extraordinary general meeting of the Company held on June 15, 2009.

The maximum number of Common Shares issuable under the Stock Option Plan was 32,600,000 Common Shares. In connection with the Company’s migration to the TSX, which was conditionally approved on April 24, 2014, the Company has adopted the New Share Option Plan which is compliant with TSX policies and standards. The New Share Option Plan is being put to Shareholders at the Meeting for approval. See “Special Business – Adoption of Equity Incentive Plans”.

Incentive Plan Awards – Option-based Awards (prior plan)

At the annual and extraordinary general meeting of the shareholders of the Company held on June 15, 2009 all the share options issued was approved for repricing to $1.29. The following table sets out all option-based awards outstanding as at December 31, 2014 for each NEO:

NAME	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Tumelo Motsisi	800,000	0.84	November 30, 2016	Nil	Nil	Nil	Nil
Harold Motaung	510,000	0.84	November 30, 2016	Nil	Nil	Nil	Nil
De Wet Schutte	500,000	1.61	May 1, 2017	Nil	Nil	Nil	Nil
Joel Kesler	570,000	0.84	November 30, 2016	Nil	Nil	Nil	Nil
Bava Reddy	570,000	0.84	November 30, 2016	Nil	Nil	Nil	Nil
Kogi Naicker	50,000	0.84	November 30, 2016	Nil	Nil	Nil	Nil

The value at December 31, 2014 is calculated by determining the difference between the closing price of the Company’s Common Shares on the TSX, at December 31, 2014 ($0.22) underlying the option on the TSX and the exercise price of the options.

Securities Authorized for Issuance under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,110,000	0.93	0	(1)
Equity compensation plans not approved by securityholders	0	—	50,318,847	(2)

Total	5,110,000	0.93	50,318,847

Notes:

(1)	Stock Option Plan was replaced by New Share Option Plan on May 6, 2014.
(2)

This represents the number of Common Shares available for issuance under the Equity Incentive Plans put to Shareholders at the Meeting. 5,110,000 Common Shares were issuable upon the exercise of all outstanding Options, which are exercisable at a weighted average exercise price of $1.29. The Stock Option rules were replaced by the New Share Option Plan’s rules on May 6, 2014. As a result, as of the Record Date, no Options are available for issuance under the Stock Option Plan and 50,318,847 Common Shares are available for issuance under New Options, SARs, RSUs or CSUs granted under the Equity Incentive Plans.

The New Share Option Plan replaces and supersedes the Stock Option Plan. All Options granted under the Stock Option Plan will remain outstanding and will be governed by the terms and conditions of the New Share Option Plan as if they were granted thereunder.

Issue of options

On August 20, 2014, the Company issued 5,142,882 share options to its NEDs in terms of its approved share option plan at a strike price of ZAR3.813 ($0.39).

For NEDs employed for more than six months as at the grant date of the options, one third of the share options will vest six months after the grant date, the second third of the share options will vest one year after the grant date and the last third will vest eighteen months after the grant date. For NEDs employed for less than six months as at the grant date of the options, one third of the share options will vest one year after the grant date, the second third of the share options will vest eighteen months after the grant date and the last third will vest two years after the grant date.

The share-based payment recognised during Fiscal 2014 was $370,891.

As at December 31, 2014; 9,702,882 options were outstanding with the following terms:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
November 30, 2016	$0.84	4,060,000	4,060,000	1.92
May 1, 2017	$1.61	500,000	500,000	2.33
August 19, 2024	$0.39	5,142,882	—	10.64

Total		9,702,882	4,560,000

Weighted average exercise price		$1.36	$1.36

To be eligible for the issuance of stock option under the Equity Incentive Plan, an Optionee must be a NED.

The share-based payments expense recognised during the year ended 31 December 2014 was $370,891 (2013: $21,783).

Material Terms of the Stock Option Plan

The following is a summary of the material terms of the Stock Option Plan:

•	all Options granted under the Stock Option Plan are non-assignable and non-transferable;

•

for Options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

•

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

•	point 3.2.a of the rules allow the Board to change the terms; this allowed the board to allow the resigned NED to keep their options after resignation; and

•

the exercise price of an Option granted under the Stock Option Plan must not be less than the closing price for Common Shares of the Company as traded on the JSE on the last trading day before the date that the Option is granted less allowable discounts as permitted by JSE (depending on the price at the time of grant).

Incentive Plan Awards – Value Vested or Earned During the Year—CSUs

On August 20, 2014, the Company awarded 9,004,500 CSUs to eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. These CSUs will vest on March 31, 2017 after the Company’s Average Total Shareholder Return (“TSR”) for the 2014, 2015 and 2016 years are assessed when compared to five specified peer comparator companies. The CSUs will vest based on the following ranking in relation to the TSR:

Ranking of Atlatsa to peer comparator companies	% of shares to vest
First	100
Second	90
Third	60
Fourth	40
Fifth or below	0

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2014, for each NEO:

NAME	Option based awards - Value vested during the year(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – value earned during year
Tumelo Motsisi	Nil	Nil	2,845,500	(1)
Harold Motaung	Nil	Nil	2,844,800	(1)
Joel Kesler	Nil	Nil	1,524,000	(1)
Bava Reddy	Nil	Nil	665,100	(1)
Kogi Naicker	Nil	Nil	80,500	(1)
Boipelo Lekubo	Nil	Nil	408,000	(2)
Prudence Lebina	Nil	Nil	384,600	(1)

Notes:

(1)	These units represent the number of CSUs issued on August 20, 2014.
(2)	These units represent the number of CSUs issued when the CFO joined the Company (1 September 2014.)

The share-based payment expense recognised during the period was $0.

Incentive Plan Awards – Value Vested or Earned During the Year - RSUs

On November 6, 2014, the Company awarded 133,333 RSUs to eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. These RSUs will vest on May 31, 2015.

The share-based expense recognised during the period was $9,358.

PENSION AND PROVIDENT PLAN BENEFITS

The full time employees of the Company at the corporate offices belong to the Alexander Forbes Retirement Fund (Provident and Pension sections). The Company contributes 14% of the basic salaries of the employees on a monthly basis to the fund.

The employees of the Bokoni Mine belong to the following funds depending on their position:

•	The Company contributes 14% of the basic salaries of certain employees to the Anglo American Platinum Group Provident Fund.

•	The Company contributes 14% of the basic salaries of certain employees to the Anglo American Platinum Mines Retirement Fund.

Membership of these retirement funds is compulsory in all cases.

Provident Fund
Name	Accumulated value at January 1, 2014	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2014
	($)	($)	($)	($)
Tumelo Motsisi	334,526	40,316	58,112	426,533
Harold Motaung	313,139	36,847	57,860	392,920
Joel Kesler	262,532	30,888	48,417	329,325
Bava Reddy	179,444	20,883	27,321	219,095
Kogi Naicker (1)	70,327	7,151	8,608	82,734
Boipelo Lekubo (2)	—	85	4,710	4,795
Prudence Lebina (3)	—	170	9,890	10,060

Pension Fund
Name	Accumulated value at January 1, 2014	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2014
	($)	($)	($)	($)
Tumelo Motsisi	200,906	23,535	33,764	248,629
Harold Motaung	182,699	21,523	33,617	229,131
Joel Kesler	152,816	18,003	28,132	191,667
Bava Reddy	104,552	12,180	15,877	127,626
Kogi Naicker (1)	41,033	4,171	5,004	48,252
Boipelo Lekubo (2)	—	59	2,737	2,796
Prudence Lebina (3)	—	108	5,749	5,856

Notes:

(1)	Ms. Naicker was appointed as Interim CFO on August 1, 2013 until August 31, 2014.
(2)	Ms. Lekubo was appointed CFO on September 1, 2014 and are only included in the above table from that date.
(3)	Ms. Lebina was appointed Head of Investor Relations on May 12, 2014 and are only included in the above table from that date.

EMPLOYMENT CONTRACTS, TERMINATION AND CHANGE IN CONTROL BENEFITS

Written contracts are in place between the Company and all NEOs. It is not expected that there will be any written contracts between the Company and any independent non-executive directors which are appointed to the Board.

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

Written employment contracts between the Company and the Company’s NEOs provide for compensation payable under certain circumstances following termination or a change in control, inclusive of the following:

•	a 30 day notice period applies except for the Executive Chairman, the CEO and the CCO, which is 6 months;

•	payment of annual holiday leave;

•	in terms of the stock option plan, all vested stock options held by the employee may be exercised within 90 days of termination.

INDEPENDENT DIRECTOR COMPENSATION

Each director of the Company, who is not an executive officer, but an independent director, namely, Fikile De Buck, Rizelle Sampson, Anu Dhir, Patrick Cooke, Andile Mabizela, Bongiwe Ntuli, Colin Clarke and Ralph Havenstein were entitled to the following fees: an annual director’s fee of $45,000, plus an additional fee of $15,000 for the Audit and Risk Committee Chairperson and $11,000 for other Committee Chairpersons. The Lead Director was entitled to an annual fee of $20,000; members attending the Audit and Risk Committee were entitled an annual amount of $8,000 and members attending other committees are entitled to $7,000 per annum. Special committee members were entitled to $15,000. Executive officers do not receive additional compensation for serving as directors.

There is no written or oral contract between the Company or any of its subsidiaries and any executive or non-executive director relating to remuneration or fees payable or restraint payments.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2014 is:

Name of Director (6)	Fees earned ($)(1)	Option-based awards ($)	Bonus Shares	Non-equity incentive plan compensation	Total ($)
Patrick Cooke (5) (7)	26,833	Nil	Nil	Nil	26,833
Fikile De Buck (3) (4)	90,000	Nil	Nil	Nil	90,000
Anu Dhir (2)	107,000	Nil	Nil	Nil	107,000
Rizelle Sampson (8) (9) (10)	63,500	Nil	Nil	Nil	63,500
Andile Mabizela	44,833	Nil	Nil	Nil	44,833
Bongiwe Ntuli	40,500	Nil	Nil	Nil	40,500
Colin Clarke	41,000	Nil	Nil	Nil	41,000
Ralph Havenstein	31,000	Nil	Nil	Nil	31,000

Notes:

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(2)

Anu Dhir joined the Company as a director in July 2008, was appointed Lead Independent Director in 2012, is the Chairperson of the Compensation Committee and is the Chairperson of the Investment Committee. She resigned on December 30, 2014.

(3)	Fikile De Buck joined the Company as a director in September 2008.
(4)	Audit and Risk Committee Chairperson.
(5)	Nominating and Governance Committee Chairperson.
(6)	Directors who are also NEO’s and receive compensation for services as directors are included in the NEO summary compensation table.
(7)	Patrick Cooke joined the Company as a director in February 2012 and resigned on February 26, 2014.
(8)	Rizelle Sampson joined the Company as a director in September 2004 and is the Chairperson of the Sustainable Development Health and Safety Committee until October 30, 2014, when she resigned.
(9)	Rizelle Sampson was appointed on March 27, 2014 to the Audit and Risk Committee to replace Patrick Cooke and resigned on May 6, 2014 until October 30, 2014, when she resigned.
(10)	Rizelle Sampson was appointed on March 27, 2014 to the Nominating and Governance Committee and resigned on May 6, 2014 until October 30, 2014, when she resigned.

The following table sets out all option-based awards outstanding as at December 31, 2014, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Patrick Cooke	Nil	Nil	Nil	Nil
Fikile De Buck	100,000 690 835	0.84 0.39	November 30, 2016 August 19, 2024	Nil Nil	(1) (2)
Anu Dhir	150,000 997,872	0.84 0.39	November 30, 2016 August 19, 2024	Nil Nil	(1) (2)
Rizelle Sampson	150,000 690 835	0.84 0.39	November 30, 2016 August 19, 2024	Nil Nil	(1) (2)
Andile Mabizela	690 835	0.39	August 19, 2024	Nil	(2)
Bongiwe Ntuli	690 835	0.39	August 19, 2024	Nil	(2)
Colin Clarke	690 835	0.39	August 19, 2024	Nil	(2)
Ralph Havenstein	690 835	0.39	August 19, 2024	Nil	(2)

The value at December 31, 2014 is calculated by determining the difference between the closing price of the Company’s common shares on December 31, 2014 ($0.22) underlying the option on the TSX the exercise price of the options.

The value at December 31, 2014 is calculated by determining the difference between the closing price of the Company’s common shares on December 31, 2014 ($0.22) underlying the option on the JSE the exercise price of the options.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2014, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option based awards - Value vested during the year (1)	Non-equity based incentive compensation – Value earned during year
Patrick Cooke	Nil	Nil
Fikile De Buck	Nil	Nil
Anu Dhir	Nil	Nil
Rizelle Sampson	Nil	Nil
Andile Mabizela	Nil	Nil
Bongiwe Ntuli	Nil	Nil
Colin Clarke	Nil	Nil
Ralph Havenstein	Nil	Nil

Note:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

6. C. Board Practices

ITEM 6.A. above sets out each directors’ and officers’ date of expiration of their current term of office, as applicable, and the period during which such person has served in that office

6. C. 1. Board of Directors

There is no written contract between the Company and Fikile De Buck. All other NEDs who were appointed to the Board in 2014 have written contracts with no term limits.

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, and recent employment by the auditors and like matters. The majority of the directors are independent directors. The Company’s Corporate Governance Policies and Procedures Manual, which governs the conduct of the Board of Directors, are available on the Company’s website at http://www.atlatsaresources.co.za. Information on the Company’s website is not a part of this Annual Report.

The Canadian Securities Administrators’ corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Board believes it is important that the Board of Directors regularly meet without management of the Company, but has also determined that open and candid discussion among independent directors is not necessarily inhibited by the presence of the non-independent directors and their exclusion from such meetings is not always warranted. Formal meeting of the independent directors were held quarterly after every board meeting.

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

The independent members of the Board of Directors of the Company for Fiscal 2014 were Andile Mabizela, Bongiwe Ntuli, Colin Clarke, Fikile De Buck, Ralph Havenstein, Anu Dhir, Rizelle Sampson and Patrick Cooke.

The executive (non-independent) directors for Fiscal 2014 were Harold Motaung (President and CEO), Joel Kesler (CCO and Tumelo Motsisi (Executive Chairman of the Board).

The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2014.

Director	Board Meetings	Audit and Risk Committee	Nominating and Governance Committee	Compensation Committee	Sustainable Development Health Social and Ethics Committee
Patrick Cooke (1)	—	—	—	—	Not applicable

Fikile De Buck (2) (3) (4)	3 of 5	4 of 4	2 of 2	Not applicable	4 of 4

Anu Dhir (5)	5 of 5	4 of 4	Not applicable	3 of 3	4 of 4

Harold Motaung	5 of 5	Not applicable	Not applicable	Not applicable	Not applicable

Tumelo Motsisi	4 of 5	Not applicable	Not applicable	Not applicable	Not applicable

Rizelle Sampson (6)	3 of 5	Not applicable	Not applicable	1 of 3	4 of 4

Andile Mabizela	3 of 5 (7)	Not applicable	2 of 2	2 of 3 (7)	2 of 4 (7)

Bongiwe Ntuli (8)	4 of 5 (7)	2 of 4 (7)	Not applicable	(17)	2 of 4 (7)

Colin Clarke (9)	4 of 5 (7)	2 of 4 (15)	Not applicable	2 of 3 (7)	Not applicable

Ralph Havenstein	3 of 5 (10)	2 of 4 (10)	(11)	Not applicable	2 of 4 (12)

Notes:

(1)	Appointed to the Board on February 1, 2012. Mr. Cooke was appointed to the following Committees as follows:

•	Nominating and Governance Committee Chairperson on February 28, 2012, to fill the vacancy on the Nominating and Governance Committee following the resignation of Mr. Kirk;

•	Audit and Risk Committee on February 28, 2012, to fill the vacancy on the Audit and Risk Committee following the resignation of Mr. Kirk; and

•	Compensation Committee on May 3, 2012, to fill the vacancy created by the departure of Mr. Nkosi who did not make himself available for re-election at the 2012 Annual General Meeting.

Mr. Cooke resigned on February 26, 2014, from the Board and Board Committees.

(2)	Member of the Nominating and Governance Committee.
(3)	Chair of the Audit and Risk Committee.
(4)	Member of the Sustainable Development Committee.
(5)	Appointed to the Board on July 2008. Ms Dhir was appointed lead Independent Director and appointed to the following Committees:

•	Chairperson of the Compensation Committee;

•	Member of the Audit and Risk Committee; and

•	Member of the Sustainable Development Committee.

Ms Dhir resigned on December 30, 2014, from the Board and Board Committees.

(6)	Appointed to the Board on September 30, 2004. Ms Sampson was appointed to the following Committees as follows:

•	Chair of the Sustainable Development Committee

•	Appointed Audit and Risk Committee member on March 27, 2014, to fill the vacancy on the Audit and Risk Committee following the resignation of Mr. Cooke and resigned on May 6, 2014, from the Committee;

•	Appointed Compensation Committee member on March 27, 2014, to fill the vacancy on the Compensation Committee following the resignation of Mr. Cooke and resigned on May 6, 2014, from the Committee; and

•

Appointed Nominating and Governance Committee member on March 27, 2014, to fill the vacancy on the Nominating and Governance Committee following the resignation of Mr. Cooke and resigned on May 6, 2014, from the Committee

Ms Sampson resigned on October 30, 2014, from the Board and Board Committees.

(7)	Appointed to the Board on May 6, 2014.
(8)	Appointed to the Compensation Committee effective December 30, 2014.
(9)	Appointed Chair of the Compensation Committee and Lead Independent Director effective December 30, 2014.
(10)	Appointed to the Board on June 27, 2014.
(11)	Appointed to the Committee effective December 30, 2014.
(12)	Appointed chair of the committee effective November 6, 2014.

6. C. 2. Orientation and Continuing Education

All new and continuing directors are encouraged to review the Board materials prepared by the Company consisting of filings, Committee Charters, Code of Business Conduct and Guidelines. New Members of the Board have participated in the Company’s Director orientation program. This program is designed to provide new directors with the foundation for a more in-depth familiarity and understanding of the Company and its business operations, industry and key personnel. In addition, directors are provided with continuing education programs, which shall include materials, presentations and programs presented at the Company by management as well as third parties. Directors are also encouraged to participate in appropriate seminars or their own choice.

6. C. 3. Ethical Business Conduct

The Board has adopted a formal ethics policy that applies to all directors, officers and employees of the Company, included in Section B-3 to the Company’s Corporate Governance Policies and Procedures Manual, which is available for download from the Company’s website (www.atlatsaresources.co.za). Information on the Company’s website is not a part of this Annual Report. The Company’s Ethics and Business Conduct Policy is also available on www.sedar.com The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Compliance with the Code of Ethics is monitored by the Nomination and Governance Committee. No departures from the code were identified by the Nominating and Governance Committee during Fiscal 2014. The Board has a number of policies in place designed to ensure that directors exercise independent judgment in matters where a director or officer has a material interest. In those circumstances, the relevant director and officer must declare their interest and in the case of a director, refrain from voting and the Nominating and Governance Committee considers any interested party transactions in advance of their consideration by the Board.

6. C. 4. Nomination of Directors

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

6. C. 5. Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

6. C. 6. Board Committees

The Board has not adopted descriptions for the positions of Board chairman, and the chairman for each of the board committees, but, as at the date of this Annual Report, the roles and responsibilities for the board and for each of the board committees has been described in the Company’s Corporate Governance Policies and Procedures Manual dated December 2014, which is available on the Company’s website at www.atlatsa.com.

6. C. 6.1. Audit and Risk Committee

The Audit and Risk Committee is an important element of the Board’s system of monitoring and control. The Audit and Risk Committee meets at least four times a year. All the members of the Audit and Risk Committee are independent non-executive directors, financially literate and have extensive Audit and Risk Committee experience. Current members of the Audit and Risk Committee are Fikile Tebogo De Buck (Chair), Bongiwe Ntuli, Colin Clarke, Ralph Havenstein and Anu Dhir (resigned 30 December 2014).

The Chairman of the Board, the CEO, CFO, the internal auditors (outsourced function) and external auditors attend Audit and Risk Committee meetings on invitation.

The Audit and Risk Committee has been established primarily to assist the Board in overseeing:

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

The Board has delegated extensive powers to the Audit and Risk Committee in accordance with US corporate governance requirements and as permitted under Canadian Corporate and Securities law and the Company’s Articles to perform the above functions. In line with these requirements, the Audit and Risk Committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the Audit and Risk Committee.

The Audit and Risk Committee meets regularly with the Company’s external auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, and corporate governance and compliance matters. The Audit and Risk Committee approves the external auditors’ engagement letter on the terms, nature and scope of the audit function and the audit fee. Interim and annual results of the Company and trading statements of the Company are reviewed by the Audit and Risk Committee before publication. The Audit and Risk Committee usually makes recommendations and refers matters for information or approval to the Board.

Both the Audit and Risk Committee and the Board of Directors are satisfied that the independence of the external auditors is independent.

6. C. 6.2. Nominating and Governance Committee

The committee is currently comprised of three non-executive directors, all of whom are independent.

Members: Andile Mabizela (Chair), Fikile Tebogo De Buck and Ralph Havenstein. Rizelle Sampson was appointed on March 27, 2014 to the Nominating and Governance Committee to replace Patrick Cooke after he resigned on February 26, 2014.She resigned from the Committee on May, 6 2014

The Nominating and Governance Committee’s functions include reviewing and making recommendations to the Board on the Company’s general corporate governance framework, the composition and performance of the Board and its committees, appointment of directors and group executive committee members, legal compliance and the Company’s ethics policy and programs.

The Company is in process of identifying and appointing new directors, specifically where a chairperson’s role is currently vacant (as at date of filing).

6. C. 6.3. Compensation Committee

Members: Colin Clarke (Chair – effective December 30, 2014), Andile Mabizela and Bongiwe Ntuli (effective December 30, 2014). Ms Anu Dhir was chair of the Committee until December 30, 2014.

All the members of the committee, including the chair, are independent non-executive directors. In line with the recommendations of King III (South Africa’s Code of Corporate Governance), the CEO attends the meetings of the committee at the request of the committee, but is requested to leave the meeting before any decisions are made.

The committee evaluates and monitors Atlatsa’s remuneration philosophy and practices, ensures that they are consistent with sound governance principles and management systems and are aligned with the Company’s approach to risk management, in that inappropriate risk taking is not incentivized.

Other key terms of reference set out in the mandate of the committee include:

•	providing guidance on the evaluation of the performance of NEO’s;

•	determining and recommending to the Board, the remuneration of NEO’s and directors, whose remuneration is subject to shareholder approval;

•	reviewing and approving total guaranteed package values including the annual short term and long term incentives granted to executive management;

•	reviewing and approving proposals for annual salary adjustments and proposed changes to benefit fund rules across the Company;

•	approving the principles, formulae applied and Company performance targets as well as the achievement thereof on which short-term and long-term incentives are based;

•	reviewing and approving the terms and conditions of the executive directors’ service agreements; and

•	annually assessing the performance of the committee and the committee members.

•	The Company is in process of identifying and appointing new directors; as at date of filing Patrick Cooke’s position on this committee has not be filled.

6. C. 6.4. Sustainable Development, Health Social and Ethics Committee (“Sustainable Development Committee”)

Members: Ralph Havenstein (Chair – Effective November 6, 2014), Andile Mabizela, Bongiwe Ntuli, Fikile De Buck, Anu Dhir (resigned on December 30, 2014) and Rizelle Sampson (resigned on October 30, 2014).

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

In addition and in compliance with the Companies Act, the committee monitors the Company’s activities, having regard to any relevant legislation, other legal requirements or prevailing codes of best practice, with regard to matters relating to-

(i)	Social and economic development, including the Company’s standing in terms of the goals and purposes of-

a.	the 10 principles set out in the United Nations Global Compact Principles; and

b.	the OECD recommendations regarding corruption;

c.	the employment Equity Act; and

d.	the Broad-Based Black Economic Empowerment Act;

(ii)	Good corporate citizenship, including the company’s-

a.	promotion of equality, prevention of unfair discrimination and reduction of corruption;

b.	contribution to development of the communities in which its activities are predominantly conducted or within which its products or services are predominantly marketed; and

c.	record of sponsorship, donations and charitable giving;

(iii)	The environment, health and public safety, including the impact of the Company’s activities and of its products or services;

(iv)	Consumer relationships, including the company’s advertising, public relations and compliance with consumer protection laws; and

(v)	Labour and employment, including-

a.	the Company’s standing in terms of the International Labour Organization Protocol on decent work and working conditions; and

b.	the company’s employment relationships, and its contribution toward the educational development of its employees.

6. C. 6.5. Special Committee

The purpose of any Special Committee is to assist and provide recommendation to the Board of directors when it must make a decision that presents a conflict of interest to some of its members. This arises in situations where directors declare a conflict and are, as a result, precluded from voting, and withdrawal from the board’s deliberations is inadequate.

In addition, a Special Committee may be constituted to evaluate unusual or special transactions which the Board considers require further independent Board consideration.

Members of the Special Committee are appointed on an ad hoc basis. Each member will serve until a replacement for him or her is appointed, or until he or she resigns or is removed from the Board or the Nominating and Governance Committee. This Committee exists on an ad-hoc basis only and members will be appointed as necessary in the event a transaction / or conflict arises for which the Board considers evaluation by the Company’s independent directors is necessary or desirable. The Special Committee will consist of majority of independent directors, unless the Board should from time to time otherwise determine, subject to compliance with applicable law and stock exchange rules. Independence. All of the members of the Special Committee will be “independent” as determined under National Instrument 52 110 Audit Committees, the TSX or TSX-V rules, as applicable, the NYSE MKT rules and applicable U.S. securities laws.

No Special Committee was formed during fiscal 2014.

6. C. 7. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees. The Board and its committees have initiated a self-assessment process.

The Board through the Audit and Risk Committee considered and was satisfied that the CFO and interim CFO had and has the necessary competence, qualifications, expertise and experience.

The Board considered and was satisfied that the Company Secretary has the necessary competence, qualifications and experience. The Company Secretary has an arm’s length relationship with the Board and is also not a director of the Company.

The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

6. D. Employees

At December 31, 2014, Atlatsa had no employees in Canada. There were 15 employees in South Africa who provide administrative and compliance functions to the Company. The Company has, in the past, received many of its services from HDSI. HDSI provided administrative, compliance and management services to Atlatsa, pursuant to an administrative services agreement dated for reference December 31, 1996. Substantially all of the administrative, compliance and management services have now been transitioned to South Africa.

The Company outsources some of its functions to professional consultancy and advisory firms.

Bokoni Mine has approximately 6,000 employees (including 2,400 contractors), including approximately 10 of whom may be considered senior management.

Underground mining operations in South Africa are labour intensive with 61% of operational expenditure at the Bokoni Mine applied to labour. The mine employees are represented by three labour unions and wage negotiations are generally held every two years with a one to two year wage accord being agreed subsequent to such negotiations. The labour agreements in place with the three labour unions do not expire until 2016.

6. E. Share Ownership

ITEM 6.A. above sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each holds as of December 31, 2014, each nominee’s principal occupation, the period of time during which each has been a director of the Company and the number of common shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction.

ITEM 6.B. above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

6. F. Cease Trade Orders, Bankruptcies, Penalties and Sanctions

6. F.1. Corporate Cease Trade Orders

To the knowledge of the Board of Directors, no director or executive officer of the Company is, at the date hereof, or was within the ten years before the date hereof, a director, CEO or CFO of any company that: (i) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while that person was acting in the capacity as director, CEO or CFO; or (ii) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

6. F.2. Bankruptcies

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

6. F.3. Penalties or Sanctions

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

6. G. Conflicts of Interest

To the best of Atlatsa’s knowledge, no actual or potential conflict of interest exists between Atlatsa, or any subsidiary, and any director or officer of Atlatsa or any subsidiary.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7. A. Major Shareholders

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

As at March 31, 2015, to the knowledge of the directors and executive officers of Atlatsa, the only persons who beneficially own, directly or indirectly, or control or direct, five percent (5%) or more of the issued and outstanding Atlatsa shares are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee (1) Atlatsa Holdings Investments Proprietary Limited, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa	342,896,438	61.9%

Rustenburg Platinum Mines Limited 55 Marshall Street Johannesburg, 2001, South Africa	125,000,000	22.6%
Mr. Tumelo M. Motsisi (2) 4th Floor, 82 Grayston Drive Sandton, South Africa	83,111,143 (82,295,145 as part of the 342,896,438 shown above, see note 2 below)	15.0%
Mr. C. Harold Motaung (3) 4th Floor, 82 Grayston Drive Sandton, South Africa	67,337,770 (67,207,702 as part of the 342,896,438 shown above, see note 3 below)	12.2%

Notes:

(1)

These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Atlatsa Holdings pursuant to escrow arrangements described in ITEM 4. A.2. General Development of the Business.

(2)

Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by the Pelawan Trust. Therefore, 82,295,145 of these shares are held as an indirect interest in the 342,896,438 shares shown above.

(3)

Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by the Pelawan Trust. Therefore, 67,207,702 of these shares are held as an indirect interest in the 342,896,438 shares shown above.

No major shareholders have different voting rights.

As noted in the table above, the Company is indirectly controlled by Atlatsa Holdings through the Pelawan Trust, as a result of the Pelawan transaction (see ITEM 4. A.2. General Development of the Business).

The information in the table above was supplied by Computershare Trust Company of Canada, the Company’s registrar and transfer agent, and by the individuals themselves.

As of February 28, 2015, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	34	14,009,500	2.53%
United States	26	41,110,395	7.42%
South Africa	1051	499,153,578	90.05%
Other	1	15,000	0.00%
	1,217	554,288,473	100.00%

Pursuant to the Bokoni Transaction at July 1, 2009, the Company issued 4,497,062 common shares to the Bokoni Platinum Mine ESOP Trust and 9,799,505 to the Atlatsa Community Participation Trust. See ITEM 4. A.6.5. Share Ownership Trusts.

As of March 31, 2015; the Company has 554,288,473 common shares outstanding.

Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing house is located.

7. B. Related Party Transactions

See Section 1.14 “Transactions with Related Parties” in the MD&A for the fiscal year ended December 31, 2014, which was furnished on EDGAR on Form 6-K on March 31, 2015 and is specifically incorporated by references herein in its entirety.

7. C. Interests of Experts and Counsel

No technical experts named in this Annual Report have any registered or beneficial interest, directly or indirectly in any securities or property of Atlatsa or any of Atlatsa’s affiliates or associates.

ITEM 8	FINANCIAL INFORMATION

8. A. Consolidated Statements and Other Financial Information

Effective January 1, 2009, the Company adopted IFRS following approval from the Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency. The Consolidated Financial Statements have been prepared in compliance with IFRS (see ITEM 18 below for the audited Consolidated Financial Statements for Fiscal 2014).

Legal Proceedings

As of March 31, 2015, there are pending litigation claims at year end to which Bokoni Mine is a defendant. The possible obligation amounts to $761,846 (ZAR7,580,561).

No other material legal or arbitration proceedings against Atlatsa or any of its subsidiaries, nor, to the knowledge of Atlatsa, are such proceedings pending or threatened that may have or have had in the previous 12 months a material effect on Atlatsa’s financial position.

As of March 31, 2015, no penalties or sanctions have been imposed against Atlatsa by a court relating to securities legislation or by a securities regulatory authority, nor has Atlatsa entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Atlatsa are being retained to fund current operations at the Bokoni Mine, to service current debt facilities and for exploration of its projects.

8. B. Significant Changes

See note 43 of the audited Consolidated Financial Statements for Fiscal 2014 for “events after the reporting date”.

ITEM 9	THE OFFER AND LISTING

9. A. Offer and Listing Details

High and Low Market Prices and Volume Traded

	TSX Exchange: ATL - V			NYSE: ATL			JSE: ATL
	High	Low	Volume	High	Low	Volume	High	Low	Volume
	CAD	CAD		USD	USD		ZAR	ZAR

Annual
2014	0.71	0.155	1,946,915	0.67	0.15	19,151,612	6.30	1.99	4,810,148
2013	0.61	0.14	4,893,290	0.59	0.15	39,503,994	6.20	1.45	11,045,462
2012	0.66	0.12	3,759,845	0.63	0.11	27,159,321	4.73	1.15	5,940,344
2011	1.58	0.33	8,361,610	1.66	0.31	62,512,721	11.50	3.30	6,904,276
2010	1.80	0.88	18,174,583	1.78	0.82	111,519,392	13.20	6.00	7,537,498

By Quarter

Calendar 2010
First Quarter	1.65	0.92	5,054,515	1.56	0.83	28,192,280	12.00	6.25	1,087,172
Second Quarter	1.80	1.07	4,030,067	1.78	1.00	28,920,366	13.20	8.00	1,542,686
Third Quarter	1.21	0.88	2,578,830	1.24	0.82	15,987,136	9.25	6.00	2,405,711
Fourth Quarter	1.66	0.95	6,511,171	1.69	0.92	38,419,610	10.62	6.71	2,501,929

Calendar 2011
First Quarter	1.58	0.91	2,955,381	1.66	0.93	21,133,516	11.50	7.01	2,004,419
Second Quarter	1.25	0.58	2,701,173	1.35	0.59	24,459,222	8.68	4.50	2,430,448
Third Quarter	0.73	0.48	1,761,687	0.78	0.42	10,672,991	5.70	3.50	1,772,344
Fourth Quarter	0.63	0.33	943,369	0.67	0.31	6,246,992	5.00	3.30	697,065

Calendar 2012
First Quarter	0.66	0.37	1,414,401	0.63	0.38	405,554	4.73	3.30	1,742,747
Second Quarter	0.41	0.19	405,554	0.44	0.11	6,375,131	3.68	1.70	1,816,802
Third Quarter	0.24	0.12	1,087,967	0.27	0.12	8,042,528	2.05	1.20	1,791,563
Fourth Quarter	0.24	0.14	851,923	0.24	0.11	5,253,315	1.79	1.15	589,232

Calendar 2013
First Quarter	0.27	0.14	1,434,074	0.24	0.15	9,439,920	2.6	1.45	1,610,246
Second Quarter	0.23	0.16	1,254,118	0.25	0.18	7,508,546	2.8	1.50	1,215,394
Third Quarter	0.50	0.22	711,194	0.50	0.19	10,500,138	4.5	1.86	5,749,878
Fourth Quarter	0.61	0.34	1,493,904	0.59	0.36	12,055,390	6.2	3.45	2,469,944

Calendar 2014
First Quarter	0.71	0.45	1,047,842	0.67	0.41	8,221,690	6.3	2.02	1,389,191
Second Quarter	0.54	0.36	350,619	0.49	0.36	3,091,774	5.3	3.84	833,241
Third Quarter	0.49	0.26	203,251	0.45	0.23	2,914,687	4.8	2.90	1,569,591
Fourth Quarter	0.32	0.16	345,203	0.32	0.15	4,923,461	3.4	1.99	1,018,125

Monthly
September 2014	0.36	0.26	43,033	0.35	0.23	645,803	4.0	2.90	655,702
October 2014	0.32	0.23	95,013	0.20	0.21	828,390	3.4	2.58	574,630
November 2014	0.25	0.16	152,150	0.22	0.17	1,346,134	3.0	1.99	344,540
December 2014	0.26	0.16	98,040	0.20	0.15	2,748,937	2.4	1.99	98,955
January 2015	0.28	0.21	122,635	0.23	0.17	1,438,546	2.6	2.05	526,289
February 2015	0.24	0.20	97,250	0.20	0.15	1,346,833	2.5	2.05	710,834

9. B. Plan of Distribution

Not applicable.

9.C. Markets

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

9. D. Selling Shareholders

Not applicable.

9. E. Dilution

Not applicable.

9. F. Expenses of the Issue

Not applicable.

9. G. Escrow Securities

The following table sets out the number of securities of the Company held, to the knowledge of the management of the Company, in escrow as of March 31, 2015 and the percentage that number represents of the outstanding securities of that class.

Designation of Class	Number of Securities held in Escrow	Approximate Percentage of Class
Common shares (1)	342,896,438	62	% (2)

Notes:

(1)

These shares are registered in the name of the Pelawan Trust, which holds such shares in trust for Atlatsa Holdings pursuant to escrow arrangements described in “The Acquisition - Description of lock-in Arrangements for Consideration Shares” in the August 2004 Circular. As part of the Restructure Plan (see ITEM 4. A.4. Restructure Plan), Atlatsa Holdings will provide security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. The total number of shares held by the Pelawan Trust at March 31, 2015 was 342.9 million and in total pledged to RPM.

Pursuant to implementation of the Bokoni Transaction, Atlatsa Holdings, the sole beneficiary of the Pelawan Trust, which is the controlling shareholder of Atlatsa, established a special purpose vehicle as a wholly owned subsidiary of Atlatsa Holdings (the “Pelawan SPV”). During the conversion and the subsequent forward sale of the shares as per the Restructure Plan; Pelawan SPV transferred 56,691,303 of its Atlatsa shareholding to the Pelawan Trust. These shares remain subject to the lock-in arrangements described above.

The Pelawan Trust holds 227,400,000 Atlatsa common shares after the conversion of the “B” preference shares on January 14, 2014. These shares remain subject to the lock-in arrangements described above.

(2)	This percentage disclosed relates to the number of shares held in escrow, divided by the number of common shares outstanding, before dilution, as at March 31, 2015, being 554,288,473.

ITEM 10	ADDITIONAL INFORMATION

10. A. Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 201,888,473 common shares, without par value, as at December 31, 2013 and 554,288,473 as at February 28, 2015.

Description	Number of shares
Closing balance – December 31, 2013	201,888,473
Conversion of the “B” Preference Shares – January 14, 2014	227,400,000
New issuance to RPM – January 31, 2014	125,000,000
Total	554,288,473

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

On January 14, 2014, the “B” Preference Shares were converted into Atlatsa common shares. Pursuant to the conversion of the “B” Preference Shares, RPM received 115.8 million common shares in the Company and Pelawan SPV received 111.6 million common shares in the Company. RPM, in turn, sold its 115.8 million shares to Atlatsa Holdings to increase Atlatsa Holding’s interest to 61.9%. Pelawan SPV transferred 168,291,303 common shares in Atlatsa, being all of their shareholdings in Atlatsa to Atlatsa Holdings on January 29, 2014 by way of a dividend in specie.

10. B. Notice of Articles and Articles

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

Objects and Purposes

Atlatsa’s Articles do not specify objects or purposes. Under British Columbia law, a British Columbia company has all the legal powers of a natural person. Corporations formed under the BCA may not undertake certain limited business activities (for example, operating as a trust company or railroad) without alterations to its form of articles and specific government consent.

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

Each Atlatsa common share is entitled to one vote on matters to which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes and other matters requiring shareholder approval.

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

Shareholders Meetings

Shareholders meetings are only peripherally governed by the Articles of the Company, with most shareholder protections contained in the Securities Act (British Columbia) and related securities law instruments and the BCA. The Articles provide that Atlatsa will hold an annual general meeting once in every calendar year and not more than 13 months since the last meeting and provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and related securities law instruments and the BCA superimpose requirements that generally provide that shareholders meetings require advance notification within prescribed times and which govern the content and timing of mailing to shareholders of information circulars and proxies, as well as other matters typically governed by securities legislation. This legislation specifies the disclosure requirements for various corporate actions, background information on the nominees for election of directors, executive compensation paid in the previous year and full details of any unusual meeting matters.

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

10. C. Material Contracts

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

10. D. Exchange Controls

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

10. E. Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management’s understanding, summarizes the principal Canadian federal income tax consequences generally applicable to the holding and disposition of common shares by a holder (in this summary, a “U.S. Holder”) who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Atlatsa, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, is entitled to the full benefits of the Treaty, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, persons who acquired their common shares in a transaction considered for purposes of the Tax Act to be an adventure or concern in the nature of trade, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

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

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by Atlatsa will normally be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder and that beneficially owns such dividends is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Atlatsa’s voting shares). Atlatsa will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a gain realized on the disposition of a Common Share (other than to Atlatsa) provided that the share is not “taxable Canadian property” to the holder thereof. If the common shares are listed on a designated stock exchange, which currently includes the NYSE MKT, a Common Share generally will not be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned 25% or more of Atlatsa’s issued shares of any class or series and more than 50% of the fair market value of the Common Share was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) Canadian resource properties (as defined in the Tax

Act); (iii) timber resource properties (as defined in the Tax Act); or (iv) options in respect of, interests in or rights in the properties described in (i) to (iii) above (whether or not such property exists).

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

U.S. Federal Income Tax Considerations

The following discussion summarizes the anticipated U.S. federal income tax consequences of the ownership and disposition of the common shares. It applies only to U.S. Holders (as defined below) that acquire and hold the common shares as capital assets (generally, property held for investment purposes). This discussion does not address all the U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations (including private foundations), insurance companies, banks, thrifts and other financial institutions, real estate investment trusts, regulated investment companies, persons liable for the alternative minimum tax, persons that hold an interest in an entity that holds the common shares, persons that own, or have owned, directly, indirectly or constructively 10% or more (by vote or value) of Atlatsa’s voting shares for U.S. federal income tax purposes, persons holding the common shares as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to the common shares for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, certain former citizens or long-term residents of the United States, or entities classified as partnerships for U.S. federal income tax purposes. Furthermore, it does not address any aspect of any non-U.S., state, local or estate or gift taxation or the 3.8% tax imposed on certain net investment income.

U.S. Holders should consult their own tax advisers regarding the application of the U.S. federal income tax, estate and gift, and alternative minimum tax laws, as well as any consequences arising under the laws of any non-U.S., state and local tax jurisdiction.

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

Provided that Atlatsa is not treated as a PFIC for the taxable years ending December 31, 2014 and 2015, Atlatsa should be considered a “qualified foreign corporation,” and therefore distributions, if any, to non-corporate U.S. Holders that are treated as dividends should qualify for a reduced rate of tax for dividends received on or before December 31, 2015. As discussed below, Atlatsa believes that it was not a PFIC for the 2014 taxable year but has not made a determination of its PFIC status for the 2015 taxable year. If Atlatsa is a PFIC under the rules discussed below, distributions will be taxable at the higher ordinary income tax rates. Dividends on common shares will not be eligible for the dividends received deduction generally available to U.S. Holders that are corporations.

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the non-U.S. corporation from time to time and the nature of the activities performed by its officers and employees. Based on the expected composition of Atlatsa’s assets and income, and the way it operates its business, Atlatsa believes that it was not a PFIC for 2014 and has not made a determination of its PFIC status for the 2015 taxable year or any future taxable year. Atlatsa’s actual PFIC status for any taxable year is uncertain and cannot be determined until after the end of such taxable year.

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

A QEF election made with respect to Atlatsa will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income it’s pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible if the U.S. Holder were an individual).

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

10. F. Dividends and Paying Agents

Not applicable.

10. G. Statement by Experts

Not applicable.

10. H. Documents on Display

Exhibits attached to this Annual Report are also available for viewing at the offices of Atlatsa, 4th Floor – 82 Grayston Drive, Off Esterhuysen Lane, Sandton, South Africa 2146, telephone: +27 11 779 6800, facsimile: +27 11 883 0836. Copies of Atlatsa’s audited Consolidated Financial Statements, MD&A, and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors and officers remuneration and indebtedness, principal holders of Atlatsa’s securities and securities authorized for issuance under the Company’s Stock Option Plan, is contained in Atlatsa’s information circular for its most recent annual meeting of security holders that involved the election of directors.

10. I. Subsidiary Information

Atlatsa has two subsidiary companies incorporated in the Cayman Islands and one incorporated in South Africa. The articles of these companies do not have unusual provisions which would adversely affect Atlatsa’s ability to exercise control over them as their parent company.

10. J. Registrar and Transfer Agent

Computershare Trust Company of Canada (100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1) and Computershare Investor Services (Pty) Limited. (Ground Floor, 70 Marshall Street, Johannesburg, 2001) are the co-transfer agents and co-registrars for the common shares of Atlatsa.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. The Company continuously monitors these exposures and enters into derivative financial instruments to reduce these risks. The Company does not enter into derivative transactions on a speculative basis. All fair values have been determined using current market pricing models. See ITEM 18 “Financial Statements – Note 6.3(iii) – Derivative financial instruments, including hedge accounting” of the audited Consolidated Financial Statements for Fiscal 2014 for an overview of the Company’s derivative financial instruments.

The principal market risks (i.e. the risk of losses arising from adverse movements in market rates and prices) to which the Company is exposed are:

•	credit risk (if customer or counterparty fails to meet its contractual obligations);

•	liquidity risk (whether the Company is able to meet its obligations when they fall due – also see note 2 in the audited Consolidated Financial Statements for Fiscal 2014);

•	interest rate risk (on loans and borrowings);

•	foreign currency risk (foreign exchange rates applicable on conversion of foreign currency transactions as well as on conversion of assets and liabilities to ZAR);

•	commodity price risk (mainly PGM); and

•	capital risk management.

See ITEM 18 “Financial Statements—Note 9– Financial risk management” of the audited Consolidated Financial Statements for Fiscal 2014 for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

13. A. Indebtedness

There has been no material default in the payment or interest on the Company’s outstanding indebtedness since the date of filing of its last Annual Report on Form 20-F.

13. B. Dividends

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

15. A. Evaluation of Disclosure Controls and Procedures

Under the supervision of and with the participation of Management, including the CEO and CFO, Management evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, and required by Rule 13a-15 (b) under the Exchange Act, as of the end of the period December 31, 2014 covered by this Annual Report on Form 20-F. Based upon that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective because of the material weaknesses in the Company’s internal control over financial reporting described below.

Notwithstanding the ineffectiveness of the Company’s disclosure controls and procedures as of December 31, 2014, Management believes that the Consolidated Financial Statements and other financial information contained in this Annual Report present fairly, in all material respects, the financial condition, results of operations and cash flows as of, and for, the dates and periods presented.

15. B. Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is defined as a process designed to provide reasonable assurance with respect to the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Under the supervision and with the participation of the CEO and CFO, Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making their assessment, Management used criteria established in the framework on 1992 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon that assessment, Management concluded that the Company’s internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2014 because of the material weaknesses in the Company’s internal control over financial reporting described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis.

During the course of the Company’s financial close process for the year ended December 31, 2014, Management identified a material weakness related to a lack of management oversight of accounting processes primarily at Bokoni, including with the risk assessment and design of controls to reduce the risk of material misstatement to an appropriate level. This material weakness contributed to incomplete reviews of accounting and financial reporting analysis by a financial manager as well as the financial manager not considering all the relevant factors in certain calculations, failures of management oversight over financial reporting period closure procedures, calculation of leave pay and rehabilitation provision, and Bokoni level financial management override in respect of processing unauthorised journal entries to the leave pay provision.

Remedial actions

The material weakness described above was identified during the fiscal 2014 year-end financial statement close process. Management has undertaken additional procedures, including re-testing the various schedules and re-performing the various reviews that had been the responsibility of the financial manager, to obtain reasonable assurance that there are no material misstatements to the December 31, 2014 Consolidated Financial Statements of the Company.

Subsequent to its identification, Management has commenced the process of developing and implementing remediation plans to address the material weakness.

In particular, Management is currently working towards remediating the material weakness in the Company’s internal control over financial reporting as detailed below:

•

The individual at Bokoni has resigned and is no longer employed by Bokoni. A qualified and experienced person has been appointed to act in the interim before conducting a search to find a suitable replacement to fulfil the duties.

•

The Company is in the process of reviewing, with a view to strengthening, its management oversight of all subsidiaries, including its assessment of risks in their internal control environment and procedures.

•

The Company will instill a formal process for year-end risk management compliance reporting, requiring the operation’s Senior Management and Group Executive Management to confirm their responsibilities for risk management and internal control.

•	Steps will be taken to embed internal control and risk management further into the operations of the business and to address areas of improvement which come to the attention of Management.

•	An additional oversight function will take place at Atlatsa starting in the second quarter of 2015, to confirm that controls are being performed effectively.

•	The 2015 internal audit plan is risk based and with focus on those areas that are critical to the Company’s business objectives.

Under the direction of the Audit and Risk Committee and the Board of Directors, Management will continue to develop and implement policies to improve the Company’s internal control over financial reporting. The material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and Management has concluded, through testing, that these controls are operating effectively. However, it is Management’s intention to effectively remediate the material weaknesses that were identified as having existed as at December 31, 2014 by the end of fiscal 2015.

15. C. External Audits’ Annual Report on Internal Control over Financial Reporting

KPMG Inc., the Company’s independent registered public accounting firm, has audited the Consolidated Financial Statements and the effectiveness of the internal control over financial reporting as of December 31, 2014. Their report on the Consolidated Financial Statements appears in this Annual Report on page 193 and their report which expressed an adverse opinion on the effectiveness of the Company’s internal controls appears below.

15. D. Changes in internal control over financial reporting

Changes in internal control over financial reporting occurred during the period covered by this Annual Report, that have had a materially effect on the Company’s internal control over financial reporting.

ITEM 16

16. A. AUDIT AND RISK COMMITTEE FINANCIAL EXPERT AND RELATIONSHIP WITH AUDITOR

The CSA have adopted NI 52-110, which requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its Audit and Risk Committee and its relationship with its independent auditor, as set forth hereafter.

The Audit and Risk Committee’s Charter

The Audit and Risk Committee is an important element of the Board’s system of monitoring and control. The text of the Audit and Risk Committee’s charter is available as Section C-1 to the Company’s Corporate Governance Policies and Procedures Manual, which is available on the Company’s website at www.atlatsaresources.co.za. Information in the Company’s website is not part of this Information Circular. The Audit and Risk Committee Charter is also attached to this Information Circular as Schedule E. The Audit and Risk Committee meets at least four times a year.

Composition of the Audit and Risk Committee

The members of the Audit and Risk Committee in Fiscal 2014 were Anu Dhir, Fikile De Buck and Patrick Cooke (resigned February 2014). Rizelle Sampson was appointed on March 27, 2014 to the Audit and Risk Committee to fill the vacancy left by Patrick Cooke. Ms. Sampson resigned from the Audit and Risk Committee on May 6, 2014 and was replaced by Colin Clarke, Bongiwe Ntuli and Ralph Havenstein. Ms. Dhir, Ms. Ntuli, Ms. De Buck and Messrs. Havenstein and Clarke are financially literate and have extensive Audit and Risk Committee experience All members of the Audit and Risk Committee are independent as such term is defined under NI 52-110 and the rules and regulations of the NYSE MKT and are financially literate.

The Executive Chair of the Board, the CEO, CFO, the internal auditors (outsourced function) and external auditors attend Audit and Risk Committee meetings on invitation.

The Audit and Risk Committee has been established primarily to assist the Board in overseeing:

•	the quality and integrity of the company’s financial statements (including group financial statements) and public disclosures in respect thereof;

•	the qualification and independence of the external auditors for Atlatsa;

•	the scope and effectiveness of the external audit function for Atlatsa;

•	the effectiveness of the Company’s internal controls;

•	compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements; and

•	risk.

In addition to the responsibilities above, the Board has appointed the Audit and Risk Committee to perform on behalf of all South African subsidiaries of Atlatsa, the functions listed in section 94(7) of the South African Companies Act.

The Board has delegated extensive powers in accordance with the South African Companies Act and US corporate governance requirements to the Audit and Risk Committee to perform the above functions. In line with these requirements, the Audit and Risk Committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the Audit and Risk Committee.

The Audit and Risk Committee meets regularly with the Company’s external auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The Audit and Risk Committee approves the external auditors’ engagement letter on the terms, nature and scope of the audit function and the audit fee. Interim and annual results of the Company and trading statements of the Company are reviewed by the Audit and Risk Committee before publication. The Audit and Risk Committee usually makes recommendations and refers matters for information or approval to the Board.

Both the Audit and Risk Committee and the Board are satisfied that the independence of the external auditors is not in any way impaired or compromised.

Relevant Education and Experience

As a result of his or her education and experience, each member of the Audit and Risk Committee has familiarity with, an understanding of, or experience in:

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

Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants (FCCA (UK)). Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors. Mr. Cooke is a Chartered Accountant (CA (SA)).

Ms. Ntuli is a Chartered Accountant (SA). She began her career working for Anglo American plc where she held various finance, treasury and risk management positions at its subsidiaries in South Africa, Canada and the United Kingdom. Ms. Ntuli joined Grindrod Freight Services on her return to South Africa in 2008 as its Chief Financial Officer. Ms. Ntuli also services as a non-executive director of Adapt IT Holdings Limited, a JSE-listed entity, where she has been Chairman of the Audit Committee since 2008.

Mr Clarke holds a Master of Business Administration (MBA) and has served as the COO of the National Empowerment Fund (NEF) in South Africa. The NEF has assets under management of ZAR5.3bn where he headed the group operations as well as Asset Management, Marketing and Communications and Strategy and Planning. Colin has many years of international legal and corporate finance experience with multinational organizations such as BP Amoco, Mr. Clarke has also held the position of Deputy Director for Trade and Investment at the African America Institute (AAI) and Programme Director for the Africa Regional Assistance Electoral Fund (AREAF), established to assist African countries’ transition to democracy, located in Washington DC. In an advisory capacity, Colin was instrumental in the purchase of 15.1% of the equity in Telkom SA from SBC Corporation for US$1 billion on behalf of a South African consortium.

Mr Havenstein’s role as CEO of Anglo Platinum between 2003 and 2007 and as the Vice President of the SA Chamber of Mines between 2006 and 2007, as well as Director of Mintek between 2005 and 2010 gave him a wealth of experience in financial matters.

All of the Audit and Risk Committee members are “financially literate”, as that term is defined in NI 52-110.

Reliance on Certain Exemptions

The Company’s auditors, KPMG, have not provided any material non-audit services, except as noted in the table below. Both the Audit and Risk Committee and the Board are satisfied that the independence of its external auditors is not in any way impaired or compromised.

In Fiscal 2014 all recommendations of the Audit and Risk Committee to nominate or compensate an external auditor were adopted by the Board.

16. B. Code of Ethics

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

16. C. Principal Accountant Fees and Services

The Company’s auditors, KPMG Inc., are an independent registered public accounting firm.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit and Risk Committee for approval prior to the beginning of any such services. The Audit and Risk Committee considers such requests and, if acceptable to a majority of the Audit and Risk Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum monetary amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit and Risk Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Services:	Year ended December 31, 2014	% Pre-approved by Audit and Risk Committee	Year ended December 31, 2013	% Pre-approved by Audit and Risk Committee
Audit Fees (1)	477,266	100	426,031	100
Audit-Related Fees (2)	28,802	100	23,217	100
Tax fees (3)	—	100	17,441	100
All Other (4)	—	100	98,975	100

	506,068	100	565,664	100

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

(2)

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s Consolidated Financial Statements or that are traditionally performed by the external auditor, and include consultations related to financial accounting and reporting matters and standards, and other periodic reports.

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

16. D. Exemptions from Listing Standards for Audit and Risk Committees

Not applicable.

16. E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

16. F. Change in Registrant’s Certifying Accountant

Not applicable.

16. G. Corporate Governance

The Company’s corporate governance practices do not differ in any significant way from those practices followed by domestic companies under the listing standards of the NYSE MKT. The Company has also not sought or received any waivers from the requirements of the NYSE MKT.

16. H. Mine Safety Disclosure

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

Not applicable – see ITEM 18.

ITEM 18	FINANCIAL STATEMENTS

The following attached Financial Statements are incorporated herein:

1.

Report of the Independent Registered Public Accounting Firm (KPMG Inc.) on the Consolidated Statements of Financial Position as at December 31, 2014 and 2013 and the Consolidated Statements of Comprehensive Income, Changes in Equity, Cash Flows for the years ended December 31, 2014, 2013 and 2012 and the effectiveness of internal controls over financial reporting.

2.	Consolidated Statements of Financial Position as at December 31, 2014 and 2013.

3.	Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012.

4.	Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012.

5.	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012.

6.	Notes to the Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars unless otherwise stated)

ATLATSA RESOURCES CORPORATION

Independent Auditors’ Report

To the Shareholders of Atlatsa Resources Corporation

We have audited the accompanying consolidated financial statements of Atlatsa Resources Corporation (“the Corporation”), which comprise the consolidated statement of financial position at 31 December 2014 and 31 December 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December 2014, and the notes to the consolidated financial statements, which include a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Corporation’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation at 31 December 2014 and 31 December 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended 31 December 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

We draw attention to note 2 of the consolidated financial statements, which indicates that the Corporation incurred a net loss of $49.5 million for the year ended 31 December 2014 and, as of that date, the Corporation’s total assets exceeded its total liabilities by $415.2 million. Note 2 states that these conditions, along with other matters, indicate the existence of a material uncertainty, which may cast significant doubt on the Corporation’s ability to continue as a going concern. Our opinion is not qualified in respect of this matter.

/s/ KPMG Inc.

Registered Auditors

Johannesburg, South Africa

31 March 2015

ATLATSA RESOURCES CORPORATION

Consolidated Statement of Financial Position

As at December 31, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2014	2013

Assets

Non-current assets

Property, plant and equipment	10	646,245,336	651,178,482
Capital work-in-progress	11	29,272,118	27,296,481
Other intangible assets	12	289,390	326,350
Mineral property interests	13	7,339,706	7,612,443
Goodwill	14	8,776,080	8,845,940
Platinum Producers’ Environmental Trust	15	3,721,035	3,292,979
Other non-current assets		517	540

Total non-current assets		695,644,182	698,553,215

Current assets

Inventories	16	726,343	373,698
Trade and other receivables	17	16,256,784	33,782,099
Cash and cash equivalents	18	8,148,558	40,655,103
Restricted cash	19	48,744	265,293

Total current assets		25,180,429	75,076,193

Total assets		720,824,611	773,629,408

Equity and Liabilities

Equity

Share capital	20	309,659,583	71,967,083
Treasury shares	20	(4,991,726)	(4,991,726)
Convertible preference shares	20	—	162,910,000
Foreign currency translation reserve		(10,558,030)	(10,119,860)
Share-based payment reserve		26,245,459	25,794,650
Accumulated loss		(89,283,115)	(64,673,717)

Total equity attributable to equity holders of the Company		231,072,171	180,886,430

Non-controlling interests		184,133,904	198,227,542

Total equity		415,206,075	379,113,972

Non-current liabilities

Loans and borrowings	21	130,402,292	110,320,221
Finance lease liability	22	283,877	—
Deferred tax liability	23	116,744,891	124,519,382
Provisions	24	13,357,268	11,100,511

Total non-current liabilities		260,788,328	245,940,114

Current liabilities

Trade and other payables	25	41,670,800	71,878,955
Short-term portion of loans and borrowings	21	524,854	76,696,367
Short-term portion of finance lease liability	22	2,634,554	—

Total current liabilities		44,830,208	148,575,322

Total liabilities		305,618,536	394,515,436

Total equity and liabilities		720,824,611	773,629,408

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors on March 31, 2015

/s/ Harold Motaung	/s/ Fikile De Buck

Harold Motaung (Director)	Fikile De Buck (Director)

ATLATSA RESOURCES CORPORATION

Consolidated Statement of Comprehensive Income

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2014	2013	2012
Revenue	26	237,390,814	195,621,452	117,557,331
Cost of sales	27	(264,758,202)	(233,776,296)	(195,387,551)

Gross loss		(27,367,388)	(38,154,844)	(77,830,220)
General and administrative expenses		(10,195,478)	(19,805,849)	(14,589,526)
Other expenses	29	(2,581,855)	(1,688,165)	(822,621)
Other income	30	35,209	219,434,036	90,694,313

Operating (loss)/profit		(40,109,512)	159,785,178	(2,548,054)

Finance income	31	296,995	330,591	382,262
Finance costs	32	(16,269,673)	(56,393,072)	(82,837,200)

Net finance costs		(15,972,678)	(56,062,481)	(82,454,938)

(Loss)/profit before income tax	33	(56,082,190)	103,722,697	(85,002,992)
Income tax	34	6,532,348	(3,853,420)	(10,563,878)

(Loss)/profit for the year		(49,549,842)	99,869,277	(95,566,870)

Other comprehensive income
Foreign currency translation differences for foreign operations		(2,088,318)	(27,068,629)	2,415,302

Other comprehensive income for the year, net of income tax	35	(2,088,318)	(27,068,629)	2,415,302

Total comprehensive income for the year		(51,638,160)	72,800,648	(93,151,568)

(Loss)/profit attributable to:
Owners of the parent		(24,609,398)	199,492,438	(18,717,839)
Non-controlling interests		(24,940,444)	(99,623,161)	(76,849,031)

(Loss)/profit for the year		(49,549,842)	99,869,277	(95,566,870)

Total comprehensive income attributable to:
Owners of the parent		(25,064,244)	198,879,308	(17,236,373)
Non-controlling interests		(26,573,916)	(126,078,660)	(75,915,195)

Total comprehensive income for the year		(51,638,160)	72,800,648	(93,151,568)

Basic earnings per share	36	(5 cents )	47 cents	(4 cents )
Diluted earnings per share	36	(5 cents )	46 cents	(4 cents )

The accompanying notes are an integral part of these consolidated financial statements.

ATLATSA RESOURCES CORPORATION

Consolidated Statement of Changes in Equity

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

		Share capital		Treasury shares		Convertible preference shares	Foreign currency translation reserve	Share- based payment reserve	Accumulated Loss	Total shareholders’ equity	Non- controlling interests	Total equity
	Note	Number of shares	Amount	Number of shares	Amount
Balance at January 1, 2012		201,888,473	71,967,083	4,497,062	(4,991,726)	162,910,000	(11,238,333)	24,042,711	(245,448,316)	(2,758,581)	(25,326,683)	(28,085,264)

Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	28	—	—	—	—	—	—	—	—	—	197,477,602	197,477,602
Total comprehensive income for the year
Loss for the year		—	—	—	—	—	—	—	(18,717,839)	(18,717,839)	(76,849,031)	(95,566,870)
Other comprehensive income for the year, net of tax		—	—	—	—	—	1,440,676	40,790	—	1,481,466	933,836	2,415,302

Total comprehensive income for the year		—	—	—	—	—	1,440,676	40,790	(18,717,839)	(17,236,373)	(75,915,195)	(93,151,568)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Fair value gain on de-recognition of debt facility in relation to the first phase of debt restructuring		—	—	—	—	—	—	—	—	—	127,814,103	127,814,103
Share-based payment transactions		—	—	—	—	—	—	1,202,350	—	1,202,350	—	1,202,350

Total contributions by and distributions to owners		—	—	—	—	—	—	1,202,350	—	1,202,350	127,814,103	129,016,453

Balance at December 31, 2012		201,888,473	71,967,083	4,497,062	(4,991,726)	162,910,000	(9,797,657)	25,285,851	(264,166,155)	(18,792,604)	224,049,827	205,257,223

Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	28	—	—	—	—	—	—	—	—	—	199,179,381	199,179,381
Total comprehensive income for the year
Profit/(loss) for the year		—	—	—	—	—	—	—	199,492,438	199,492,438	(99,623,161)	99,869,277
Other comprehensive income for the year, net of tax	35	—	—	—	—	—	(322,203)	(290,927)	—	(613,130)	(26,455,499)	(27,068,629)

Total comprehensive income for the year		—	—	—	—	—	(322,203)	(290,927)	199,492,438	198,879,308	(126,078,660)	72,800,648

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Fair value loss on repayment of debt facility	28	—	—	—	—	—	—	—	—	—	(98,923,006)	(98,923,006)
Share-based payments expense		—	—	—	—	—	—	799,726	—	799,726	—	799,726

Total contributions by and distributions to owners		—	—	—	—	—	—	799,726	—	799,726	(98,923,006)	(98,123,598)

Balance at December 31, 2013		201,888,473	71,967,083	4,497,062	(4,991,726)	162,910,000	(10,119,860)	25,794,650	(64,673,717)	180,886,430	198,227,542	379,113,972

Common shares issued	20	125,000,000	74,782,500	—	—	—	—	—	—	74,782,500	—	74,782,500
Conversion of convertible preference shares		227,400,000	162,910,000	—	—	(162,910,000)	—	—	—	—	—	—
Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	28	—	—	—	—	—	—	—	—	—	12,480,278	12,480,278
Total comprehensive income for the year
Loss for the year		—	—	—	—	—	—	—	(24,609,398)	(24,609,398)	(24,940,444)	(49,549,842)
Other comprehensive income for the year, net of tax	35	—	—	—	—	—	(438,170)	(16,676)	—	(454,846)	(1,633,472)	(2,088,318)

Total comprehensive income for the year		—	—	—	—	—	(438,170)	(16,676)	(24,609,398)	(25,064,244)	(26,573,916)	(51,638,160)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payments expense		—	—	—	—	—	—	467,485	—	467,485	—	467,485

Total contributions by and distributions to owners		—	—	—	—	—	—	467,485	—	467,485	—	467,485

Balance at December 31, 2014		554,288,473	309,659,583	4,497,062	(4,991,726)	—	(10,558,030)	26,245,459	(89,283,115)	231,072,171	184,133,904	415,206,075

The accompanying notes are an integral part of these consolidated financial statements.

ATLATSA RESOURCES CORPORATION

Consolidated Statement of Cash Flows

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2014	2013	2012
Cash flows from operating activities
Receipts from customers		256,163,397	166,392,406	140,085,828
Payments to suppliers and employees		(268,132,188)	(157,268,152)	(171,351,040)

Cash (utilised by)/generated from operations	37	(11,968,791)	9,124,254	(31,265,212)
Interest received		190,369	226,073	296,187
Interest paid		(1,595,243)	(20,660)	(158)
Income tax paid		(353,374)	(7,043,536)	(2,079,516)

Net cash flows (used in)/from operating activities		(13,727,039)	2,286,131	(33,048,699)

Cash flows from investing activities
Increase in investments held by Platinum Producers’ Environmental Trust	15	(358,912)	(431,999)	(461,681)
Acquisition of property, plant and equipment	10	(1,335)	(278,200)	(2,563)
Expenditures on capital work-in-progress		(31,740,491)	(50,987,358)	(38,917,145)
Proceeds on disposal of property, plant and equipment		4,076	278,200	—
Proceeds on disposal of assets held for sale		—	171,600,312	—

Net cash flows (used in)/from investing activities		(32,096,662)	120,180,954	(39,381,389)

Cash flows from financing activities
Proceeds from loans and borrowings	21	14,794,838	314,087,529	388,484,352
Payment of loans and borrowings	21	(75,365,709)	(621,959,514)	(514,138,069)
Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd		—	207,518,927	197,477,614
Finance lease liability entered into	22	(368,094)	—	—
Common shares issued	20	74,782,500	—	—
Other loans repaid		—	293,604	—

Net cash flows from/(used in) financing activities		13,843,535	(100,059,454)	71,823,897

Effect of foreign currency translation		(526,379)	3,791,294	(757,931)

Net (decrease)/increase in cash and cash equivalents		(32,506,545)	26,074,217	(1,364,122)

Cash and cash equivalents at January 1		40,655,103	14,580,886	15,945,008

Cash and cash equivalents at December 31	18	8,148,558	40,655,103	14,580,886

The accompanying notes are an integral part of these consolidated financial statements.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE AND GROUP INFORMATION

Atlatsa Resources Corporation (“the Company” or “Atlatsa”) is incorporated in the Province of British Columbia, Canada. The Company has a primary listing on the Toronto Stock Exchange (“TSX”) and has a secondary listing on the New York Stock Exchange (“NYSE MKT”) and the JSE Limited (“JSE”). The consolidated financial statements comprise the Company and its subsidiaries (together referred to as “the Group” and individually as “Group entities”). Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Atlatsa operates in South Africa through its wholly-owned subsidiary Plateau Resources Proprietary Limited (“Plateau”) which owns the Group’s various mineral property interests and conducts the Group’s business in South Africa.

2.	GOING CONCERN

The Group incurred a loss for the year ended December 31, 2014 of $49.5 million (2013: $99.9 million, profit) and as of that date its total assets exceeded its total liabilities by $415.2 million (2013: $379.1 million).

The current liabilities of the Group are $44.8 million compared to the current assets (excluding restricted cash) of $25.2 million. This arises as a result of the $14.1 million (ZAR140.0 million) backlog of trade and other payables owed to Anglo American Platinum Limited (“Anglo Platinum”). By initial agreement with Anglo Platinum this amount was deferred and Bokoni Mine will start repaying $1.6 million (ZAR15.6 million) a month from April 2015 to December 2015. In terms of the letter of support received on November 10, 2014, this will be paid as part of the New Senior Debt Facility (discussed below). This will enable the Company to manage its liquidity position.

The Group completed a part of Phase two of its restructuring and recapitalising plan on December 13, 2013. The net result was the Group’s debt was reduced by $370.8 million (ZAR3,610.4 million) by December 31, 2013. The restructuring and recapitalising plan was finalised on January 31, 2014 resulting in the amount outstanding under the New Senior Debt Facility being reduced by a further $76.0 million (ZAR750.0 million). The outstanding debt payable at December 31, 2014 is $130.4 million (2013: $110.3 million). This facility was fully drawn by March 2014.

The restructuring and recapitalising plan was finalised on January 31, 2014 resulting in the amount outstanding under the New Senior Debt Facility being reduced by a further $76.0 million (ZAR750.0 million).

The New Senior Debt Facility is only repayable once the company generates sufficient free cash flow.

The Working Capital Facility made available by Rustenburg Platinum Mines Proprietary Limited (“RPM”) to Plateau is a maximum of $3.0 million (ZAR30.0 million) per year during each of 2013, 2014 and 2015 for an aggregate facility of $9.0 million (ZAR90.0 million), including capitalised interest to fund Atlatsa’s corporate and administrative expenses through to 2015. The facility available at December 31, 2014 was $3.0 (ZAR30.0 million) (2013: $6.1 million (ZAR60.0 million)). The Working Capital Facility is repayable in full by December 31, 2018.

Further negotiations were entered into at March 31, 2014 with RPM and the following were agreed to ensure the Group had sufficient cash resources:

•	RPM will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes;

•	The backlog of trade and other payables relating to Anglo Platinum of approximately $14.2 million (ZAR140.0 million) will be deferred to be paid from April 2015 over 9 equal instalments;

•

The available facility of the $9.1 million (ZAR90.0 million) Working Capital Facility will be made available in the event Bokoni Platinum Mines Proprietary Limited (“Bokoni Mine” or “Bokoni”) requires additional cash resources.

•

RPM will consider the availability of the $2.9 million (ZAR29.0 million) outstanding on the sale of the Boikgantsho Project that took place on December 13, 2013 which is currently payable by RPM to the Company on the date of execution of a notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights; and

•	Atlatsa executives will make available $6.1 million (ZAR60.0 million), currently committed and held in escrow, as cash resources.

On November 10, 2014, a letter of support was received from Anglo Platinum to provide financial support up to a maximum of $42.4 million (ZAR422.0 million) to March 31, 2016, in the event of unforeseen circumstances not within the Company’s control that may result in Bokoni Mine not meeting its planned cash forecasts.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

This letter of support is subject to the following terms and conditions:

•	Bokoni Mine continues to operate according to the current plan as agreed with RPM;

•	Bokoni Mine assesses and implements any opportunities identified to optimize revenue and production and minimize costs and capital expenditure in order to minimize funding requirements;

•

the backlog of the trade and other payables relating to Anglo Platinum of approximately $14.1 million (ZAR140.0 million) to be repaid by increasing the facility available under the New Senior Debt Facility. This is to be completed within 3 months from November 10, 2014 and if it is not possible to implement this as part of the New Senior Debt Facility then another facility will be entered into under similar terms;

•

Bokoni Mine to continue to pay any advances including the trade and other payables balances due to Anglo Platinum within 30 days from the end of the month in which such advance is made. If there are valid disputes, this is to be resolved within 60 days and if the amount is due to Anglo Platinum, the amount must be paid within 5 days thereafter;

•

the amendments to the Working Capital Facility, to access the $2.9 million (ZAR29.0 million) outstanding from RPM for the sale of Boikgantsho, are finalized and executed within 30 days from November 10, 2014;

•

definitive agreements in respect of the purchase by RPM of at least a further 25% in the Kwanda North prospecting rights, held by Kwanda Platinum Mine Proprietary Limited (“Kwanda”), and at least 60% in the Central Block prospecting rights, held by Plateau, are executed within six months from November 10, 2014;

•	the Atlatsa executives to subscribe for $6.0 million (ZAR60.0 million) of equity in Atlatsa by March 31, 2015; and

•	the financial support will be withdrawn if Anglo Platinum sells its shareholding in Bokoni Holdco.

In addition to the above, an alternative funding arrangement was entered into with RPM in November 2013, whereby an advance on the Purchase of Concentrate revenue (“Advance”) on the concentrate sales made to RPM by Bokoni Mine was provided. The Advance was originally available from November 1, 2013 until November 30, 2014. The agreement with RPM with respect to the Advance provides that RPM may advance funds to Bokoni up to an amount of the lower of 90% of an advance on revenue for the preceding two months and $36.5 million (ZAR360.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month. This agreement was renegotiated in March 2014 to provide that RPM may advance funds to Bokoni up to an amount of the lower of 95% of an advance on revenue for the preceding two months and $48.1 million (ZAR475.0 million), provided that the amount advanced shall not exceed the actual cash requirements, for that month, of Bokoni Mine and was extended to December 31, 2015.

The Working Capital Facility made available by Rustenburg Platinum Mines Proprietary Limited (“RPM”) to Plateau is a maximum of $3.0 million (ZAR30.0 million) per year during each of 2013, 2014 and 2015 for an aggregate facility of $9.0 million (ZAR90.0 million), including capitalised interest to fund Atlatsa’s corporate and administrative expenses through to 2015. The facility available at December 31, 2014 was $3.0 (ZAR30.0 million) (2013: $6.1 million (ZAR60.0 million)). The Working Capital Facility is repayable in full by December 31, 2018.

Subsequently, the condition relating to the amendments to the Working Capital Facility was amended to finalization and execution within 90 days from November 10, 2014 and the subscription by Atlatsa executives of equity in Atlatsa by March 31, 2015 was amended to June 30, 2015.

The consolidated financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that the conditions set out in the letter of support with Anglo Platinum, dated November 10, 2014, and deferred as described above, will be met. In the event the above terms are not met, these conditions give rise to a material uncertainty which may cast significant doubt on the ability of the Company and its subsidiaries to continue as going concerns and therefore may be unable to realize their assets and discharge their liabilities in the normal course of business.

3.	BASIS OF PREPARATION

3.1	Overview

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis as set out in the accounting policies below. Certain items, including derivative financial instruments, are stated at fair value. The consolidated financial statements are presented in Canadian dollars (“$”), and all values are rounded to the nearest dollar, except where otherwise stated.

3.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group as at December 31, 2014. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has the following:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee

•	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting, or similar, rights of an investee, it considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement(s) with the other vote holders of the investee

•	Rights arising from other contractual arrangements

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

•	The Group’s voting rights and potential voting rights

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

3.3	Foreign currencies

The consolidated financial statements are presented in Canadian dollars, which is also the parent entity’s functional currency. The Group does have foreign operations.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

Estimates and underlying assumptions are continually reviewed and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

In particular, the Group has identified a number of areas where significant judgments, estimates and assumptions are required. Further information on each of these areas and how they impact various accounting policies are either described with the associated accounting policy note within Note 6 or are described below.

These include:

Judgments:

•	Exploration and evaluation expenditure (i)

•	Recovery of deferred tax assets (ii)

•	Functional currency (Note 3.3)

Estimates and assumptions:

•	Ore reserve and mineral resource estimates (iii)

•	Exploration and evaluation expenditure (i)

•	Unit-of-production (“UOP”) depreciation (iv)

•	Mine rehabilitation (v)

•	Recoverability of assets (vi)

•	Inventories(vii)

•	Fair value measurements (viii)

•	Contingencies (ix)

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below or in the related accounting policy note (see list above for references). The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market change or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

(i)	Exploration and evaluation expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

In addition to applying judgment to determine whether future economic benefits are likely to arise from the Group’s exploration and evaluation assets or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, the Group has to apply a number of estimates and assumptions.

The determination of a SAMREC resource is itself an estimation process that involves varying degrees of uncertainty depending on how the resources are classified (i.e., measured, indicated or inferred). The estimates directly impact when the Group defers exploration and evaluation expenditure. The deferral policy requires management to make certain estimates and assumptions about future events and circumstances, particularly, whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after expenditure is capitalised, information becomes available suggesting that the recovery of expenditure is unlikely, the relevant capitalised amount is recognised in profit or loss when the new information becomes available.

(ii)	Recovery of deferred tax assets

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Judgment is required to determine which arrangements are considered to be a tax on income as opposed to an operating cost. Judgment is also required to determine whether deferred tax assets are recognised in the statement of financial position. Deferred tax assets, including those arising from unutilised tax losses, require management to assess the likelihood that the Group will generate sufficient taxable earnings in future periods, in order to utilise recognised deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These estimates of future taxable income are based on forecast cash flows from operations (which are impacted by production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, dividends and other capital management transactions) and judgment about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

In addition, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the group to obtain tax deductions in future periods.

(iii)	Ore reserve and mineral resource estimates

Ore reserves and mineral resource estimates are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties. Such reserves and mineral resource estimates and changes to these may impact the Group’s reported financial position and results, in the following way:

•	The carrying value of exploration and evaluation assets; mine properties; property, plant and equipment; and goodwill may be affected due to changes in estimated future cash flows

•	Depreciation and amortisation charges in profit or loss may change where such charges are determined using the unit-of-production method, or where the useful life of the related assets change

•	Capitalised stripping costs recognised in the statement of financial position as either part of mine properties or inventory or charged to profit or loss may change due to changes in stripping ratios

•

Provisions for rehabilitation and environmental provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities

•

The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets

The Group estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Group estimates and reports ore reserves and mineral resources in line with the principles contained in the South African Code for Reporting of Mineral Resources and Mineral Reserves of 2007, revised in 2009 (SAMREC 2009), known as the “SAMREC Code”.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves and mineral resources may change.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

(iv)	Unit-of-production depreciation

Estimated economically recoverable reserves are used in determining the depreciation and/or amortisation of mine-specific assets. This results in a depreciation/amortisation charge proportional to the depletion of the anticipated remaining life-of-mine production. Units of production used to calculate depreciation includes proven and probable reserves only. These reserves are updated on a yearly basis as the life-of-mine plan is revised. The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure.

The calculation of the UOP rate of depreciation/amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on economically recoverable reserves, or if future capital expenditure estimates change.

Changes to economically recoverable reserves could arise due to changes in the factors or assumptions used in estimating reserves, including:

•	The effect on economically recoverable reserves of differences between actual commodity prices and commodity price assumptions; and

•	Unforeseen operational issues.

Changes in estimates are accounted for prospectively.

(v)	Mine rehabilitation

The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates (5.40% (2013: 5.50%)), and changes in discount rates (7.96%(2013: 8.23%)). These uncertainties may result in future actual expenditure differing from the amounts currently provided. Therefore, significant estimates and assumptions are made in determining the provision for mine rehabilitation. As a result, there could be significant adjustments to the provisions established which would affect future financial result.

The provision at reporting date represents management’s best estimate of the present value of the future rehabilitation costs required.

(vi)	Recoverability/impairment of assets

The Group assesses each cash-generating unit (“CGU”) annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair-value-less-costs-of-disposal and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Fair value is the price that would be received to sell an asset or payment made to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account.

Impairment testing requires management to make significant judgments concerning the existence of impairment indicators, identification of CGUs, remaining useful lives of assets and estimates of projected cash flows and fair-value-less-costs-of-disposal. Management’s analysis of CGUs involves an assessment of a group of assets’ ability to independently generate cash inflows and involves analysing the extent to which different products make use of the same assets. Management’s judgment is also required when assessing whether a previously recognised impairment loss should be reversed. Cash flows are discounted by an appropriate discount rate to determine the net present value.

Management has assessed its CGU as being the Bokoni Mine, which is the lowest level for which cash flows are largely independent of other assets.

The determined value in use of the CGU is most sensitive to the platinum price, the US dollar exchange rate and the discount rate.

In assessing the value in use, key estimates and judgments were made by management, which are based on management interpretation of market forecast and the future inflation rates.

These included long term platinum prices and USD exchange rates. Both these variables were determined based on market consensus forecast prices for the first five years after which the price for platinum was inflated using 2.85% (2013: 2.85%). The real weighted average cost of capital used to discount the future free cash flows was determined as 10.97% real (2013: 10.97% real).

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

(vii)	Inventories

Net realisable value tests are performed at each reporting date and represent the estimated future sales price of the product the entity expects to realise when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Where the time value of money is material, these future prices and costs to complete are discounted.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained Platinum Group Metal (“PGM”) ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

(viii)	Fair value measurements

The Group measures financial instruments at fair value on initial recognition. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or CGU at fair value less costs of disposal.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

Share-based payments

The fair value of options granted is being determined using Black-Scholes and Monte-Carlo Simulation valuation models. Refer to Note 39 for significant inputs into the models for the various share option schemes.

New Senior Facilities Agreement

Management has applied judgment when determining the fair value on initial recognition for the New Senior Facilities Agreement. The fair value of the New Senior Facilities Agreement is determined using a cash flow valuation model. The significant inputs into the model are the opening balances as contractually agreed with the counterparty, set interest rates applicable to the Company, projected drawdowns and repayments on the loan and projected forward Johannesburg Interbank Agreed Rate (“JIBAR”) rates plus a market related spread. Based on the aforementioned, an effective interest rate was established on initial recognition that would be used to build the loan back up to contractual value by date of payment.

The following assumptions in the model may change:

•	Any additional drawdowns have to be fairly valued at initial recognition;

•	Update of the quarter end JIBAR curve, which may have an impact on the projected JIBAR rates; and

•	An adjustment to the estimates of cash flows.

(ix)	Contingencies

By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential quantum of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

5	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 6 to all periods presented in these consolidated financial statements.

5.1	Change in accounting policies

The Group adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2014:

•	IFRS 11, Joint Arrangements

The application of the standard did not impact the Group’s accounting for its interests in joint arrangements because the Group determined that:

•	Its joint arrangements that were previously classified as jointly controlled assets were classified as joint operations under IFRS 11

•

Its joint arrangement that was previously classified as a jointly controlled entity (“JCE”) and equity accounted was classified as a joint venture under IFRS 11 and hence continued to be equity accounted

As a result, the Group’s previous methods of accounting for its joint arrangements continue to be appropriate under IFRS 11.

•

Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and International Accounting Standard (“IAS”) 27 Separate Financial Statements – Investment Entities

The amendment provides an exception to the consolidation requirement for entities that meet the definition of an investment entity. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss in accordance with IAS 39 Financial Instruments: Recognition and Measurement. The adoption of this amendment had no impact on the Group as the holding company does not comply with the definition of an investment entity.

•	Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

The amendments clarify the accounting requirements for offsetting financial instruments. New guidance clarifies that the right of set-off must not be contingent on a future event and must be legally enforceable in the normal course of business, or in the event of a default, or in the event of insolvency or bankruptcy of the entity and all of the counterparties. The adoption of this amendment had no impact on the Group, as the financial instruments that were previously offset comply also with the new criteria.

•	Amendments to IAS 36 Impairment of Assets

These amendments clarify the disclosure requirements about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendments clarify that additional information should also be disclosed on discount rates if fair value less costs of disposal is based on present value techniques. This amendment had no impact on the Group as impairment calculations are normally done on a value in use basis.

•	Amendments to IAS 39 Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting

The amendment provides relief from discontinuing hedge accounting when novation of a derivative (designated as a hedging instrument) to a central counterparty following the introduction of a new law or regulation meets certain criteria. The adoption of this amendment had no impact on the Group as hedge accounting is not applied.

•	International Financial Reporting Interpretations Committee (“IFRIC”) 21 Levies

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21.

This interpretation has no impact on the Group as the Group has applied the recognition principles under IAS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with the requirements of IFRIC 21 in prior years.

•	Improvements to IFRSs – 2010-2012 Cycle: Amendments to IFRS 13 – Short-term receivables and payables

The amendment clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. The adoption of this amendment had no impact on the Group as the principle was already applied.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

•	Improvements to IFRSs – 2011-2013 Cycle: Amendments to IFRS 1 – Meaning of “effective IFRSs”

The amendment clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. The adoption of this amendment had no impact on the Group as the Group already adopted IFRS in 2006.

Summary of quantitative impacts

There was no quantitative impact on the Group’s financial position, comprehensive income and cash flows due to the above changes in the accounting policies.

5.2	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s consolidated financial statements are disclosed below:

Effective July 1, 2014:

•	IAS 19 Defined Benefit Plans: Employee Contributions – Amendments to IAS 19

•	Annual IFRS Improvements Process 2010-2012 Cycle:

•	IFRS 2 Share-based Payment – Definitions of vesting conditions

•	IFRS 3 Business Combinations – Accounting for contingent consideration in a business combination

•	IFRS 8 Operating Segments – Aggregation of operating segments

•	IFRS 8 Operating Segments – Reconciliation of the total of the reportable segments’ assets to the entity’s assets

•	IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets – Revaluation method – proportionate restatement of accumulated depreciation/amortization

•	IAS 24 Related Party Disclosures – Key management personnel

•	Annual IFRS Improvements Process 2011-2013 Cycle:

•	IFRS 3 Business Combinations – Scope exceptions for joint ventures

•	IFRS 13 Fair Value Measurement – Scope of paragraph 52 (portfolio exception)

•	IAS 40 Investment Property – Interrelationship between IFRS 3 and IAS 40 (ancillary services)

Effective January 1, 2016:

•	IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28

•	IFRS 10, IFRS 12, and IAS 28 Investment Entities: Applying the Consolidation Exception – Amendments to IFRS 10, IFRS 12 and IAS 28

•	IFRS 11 Accounting for Acquisitions of Interests in Joint Operations – Amendments to IFRS 11

•	IFRS 14 Regulatory Deferral Accounts

•	IAS 1 Disclosure Initiative – Amendments to IAS 1

•	IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortisation – Amendments to IAS 16 and IAS 38

•	IAS 16 and IAS 41 Agriculture – Bearer Plants – Amendments to IAS 16 and IAS 41

•	IAS 27 – Equity Method in Separate Financial Statements – Amendments to IAS 27

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

•	Annual IFRS Improvements Process 2012 – 2014 Cycle:

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations – Changes in methods of disposal

•	IFRS 7 Financial Instruments: Disclosures – Servicing contracts

•	IFRS 7 Financial Instruments: Disclosures – Applicability of the offsetting disclosures to condensed interim financial statements

•	IAS 19 Employee Benefits – Discount rate: regional market issues

•	IAS 34 Interim Financial Reporting – Disclosure of information ‘elsewhere in the interim financial report’

Effective January 1, 2017:

•	IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018:

•	IFRS 9 Financial Instruments

All Standards and Interpretations will be adopted at their effective date, if applicable.

Management is currently in the process of assessing the impact of the above-mentioned changes, if any.

6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

6.1	Business combinations

Business combinations are accounted for using the acquisition method when control is transferred to the Group. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest (“NCI”) in the acquiree. For each business combination, the Group elects whether to measure the NCI in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Group acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. As part of a business combination, the Group assesses whether there are any operating lease contracts of the acquiree that may be onerous - that is, where the lease premiums being paid on that contract exceed the current market rate for such lease arrangements. Those mineral reserves, resources and exploration potential that can be reliably measured are recognised separately in the assessment of fair values on acquisition. Other potential reserves, resources and rights, for which fair values cannot be reliably measured, are not recognised separately, but instead are subsumed in goodwill.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition-date fair value, and any resulting gain or loss is recognised in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement is measured at fair value, with changes in fair value recognised either in profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured, and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred, the Group reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the profit or loss. Goodwill is tested annually for impairment.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a CGU and part of the operation in that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the disposed operation of and the portion of the CGU retained.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

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

6.2	Foreign currencies

(i)	Foreign currency transactions

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

6.3	Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale (“AFS”) financial assets, as appropriate.

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets in a timeframe established by regulation or convention in the marketplace (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

The subsequent measurements of financial assets are classified into four categories:

•	Financial assets at fair value through profit or loss – the Group has no financial assets at fair value through profit or loss.

•	Loans and receivables.

•	Held-to-maturity investments — the Group has no held-to-maturity investments.

•	AFS financial investments — the Group has no AFS financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial measurement loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance income in the profit or loss. The losses arising from impairment are recognised in profit or loss for loans and receivables.

Loans and receivables comprise trade and other receivables, restricted cash, investment in the Platinum Producer’s Environmental Trust and cash and cash equivalents.

Derecognition

A financial asset (or, when applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when either:

•	The rights to receive cash flows from the asset have expired; or

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ’pass-through’ arrangement and either: (a) the Group has transferred substantially all the risks and rewards of the asset; or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

(ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, financial liabilities at amortised cost, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of financial liabilities at amortised cost, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables and loans and borrowings including bank overdrafts.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below.

Financial liabilities at amortised cost

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the liabilities are derecognised.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included as finance costs in profit or loss. This category generally applies to loans and borrowings and trade and other payables.

For loans and borrowings with a shareholder, refer to Note 6.18, Transactions with a shareholder.

Derecognition

A financial liability is derecognised when the associated obligation is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss, unless the transaction takes place with a shareholder acting in its capacity as shareholder, in which case the gain or loss is recognised directly in equity.

(iii)	Share capital

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

When the shares recognised as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

(iv)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, but exclude any restricted cash. Restricted cash is not available for use by the Group and therefore is not considered highly liquid — for example, cash set aside to cover rehabilitation obligations.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts.

6.4	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale (a qualifying asset) are capitalised as part of the cost of the respective asset. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available for a short term from funds borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalised and deducted from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Even though exploration and evaluation assets can be qualifying assets, they generally do not meet the ’probable economic benefits’ test and also are rarely debt funded. Any related borrowing costs incurred during this phase are therefore generally recognised in profit or loss in the period they are incurred.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

6.5	Mineral exploration, evaluation and development expenditure

(i)	Pre-licence costs

Pre-licence costs relate to costs incurred before the Group has obtained legal rights to explore in a specific area. Such costs may include the acquisition of exploration data and the associated costs of analysing that data. These costs are expensed in the period in which they are incurred.

(ii)	Exploration and evaluation expenditure

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. The feasibility of a mining operation is determined by a feasibility study, which includes the following criteria:

•	Economic benefits,

•	Water and power availability,

•	Environmental management,

•	Surface rights, and

•	All other regulatory permitting and the successful application for a mining licence.

Exploration and evaluation costs are capitalised once the outcome of the mining operation’s feasibility study is considered favourable.

Exploration and evaluation activity includes:

•	Researching and analysing historical exploration data;

•	Gathering exploration data through geophysical studies;

•	Exploratory drilling and sampling;

•	Determining and examining the volume and grade of the resource;

•	Surveying transportation and infrastructure requirements; and

•	Conducting market and finance studies.

Licence costs paid in connection with a right to explore in an existing exploration area are capitalised and amortised over the term of the permit.

Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, unless the Group concludes that a future economic benefit is more likely than not to be realised. These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating whether the expenditures meet the criteria to be capitalised, several different sources of information are used. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation expenditure incurred on licences where a SAMREC-compliant resource has not yet been established is expensed as incurred until sufficient evaluation has occurred in order to establish a compliant resource. Costs expensed during this phase are included in ’Other operating expenses’ in profit or loss.

Upon the establishment of a SAMREC-compliant resource (at which point, the Group considers it probable that economic benefits will be realised), the Group capitalises any further evaluation expenditure incurred for the particular licence as exploration and evaluation assets up to the point when a SAMREC-compliant reserve is established. Capitalised exploration and evaluation expenditure is considered to be a tangible asset.

Exploration and evaluation assets acquired in a business combination are initially recognised at fair value, including resources and exploration potential that is value beyond proven and probable reserves. Similarly, the costs associated with acquiring an exploration and evaluation asset (that does not represent a business) are also capitalised. They are subsequently measured at cost less accumulated impairment. Once SAMREC-compliant reserves are established and development is sanctioned, exploration and evaluation assets are tested for impairment and transferred to ’Mines under construction’ which is a sub-category of Mine properties. No amortisation is charged during the exploration and evaluation phase.

6.6	Property, plant and equipment

(i)	Initial recognition

Mine development and infrastructure costs are capitalised to capital work-in-progress and transferred to property, plant and equipment when the mining venture reaches commercial production. Items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and, for qualifying assets (where relevant), borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalised value of a finance lease is also included in property, plant and equipment.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

(ii)	Depreciation

Items of property, plant and equipment, excluding capitalised mine development and infrastructure costs, are depreciated on a straight-line basis over their expected useful life. Capitalised mine development and infrastructure are depreciated on a units of production basis. Depreciation is charged on mining assets from the date on which they are available for use.

Units of production used to calculate depreciation includes proved and probable reserves only. These reserves are updated on a yearly basis as the Life of Mine plan is reviewed.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Property, plant and equipment are depreciated over their estimated useful lives as follows:

Land	Not depreciated

Mine development and infrastructure	units of production over proved and probable resources

Plant and equipment	1 – 30 years

Buildings	5 – 30 years

Motor vehicles	1 – 5 years

Furniture and fittings	1 – 10 years

(iii)	Major maintenance and repairs

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset, or part of an asset, that was separately depreciated and is now written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Group through an extended life, the expenditure is capitalised.

Where part of the asset was not separately considered as a component and therefore not depreciated separately, the replacement value is used to estimate the carrying amount of the replaced asset(s) which is immediately written off. All other day-to-day maintenance and repairs costs are expensed as incurred.

(iv)	Subsequent expenditure

Subsequent expenditure relating to an item of property, plant and equipment is capitalised when it is probable that future economic benefits will flow to the Group. All other subsequent expenditure is recognised as an expense and included in profit or loss.

(v)	Derecognition

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognised.

(vi)	Annual review of residual values, depreciation methods and useful lives

The assets’ residual value, depreciation method and useful life are reviewed at each reporting period and adjusted prospectively, if appropriate.

6.7	Intangible assets

(i)	Other intangible assets

Other intangible assets include computer software. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization (calculated on a straight-line basis over their useful lives) and accumulated impairment losses, if any.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

Internally generated intangibles, excluding capitalized development costs, are not capitalized. Instead, the related expenditure is recognised in profit or loss in the period in which the expenditure is incurred. The useful lives of intangibles are assessed as either finite or indefinite.

Intangible assets with finite lives are amortised over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category that is consistent with the function of the intangible assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

(ii)	Mineral property interests

Mineral property interests are carried at cost less accumulated amortisation and impairment losses, if any. Gains and losses on disposal of mineral property interests are determined by comparing the proceeds from disposal with the cost less accumulated impairment losses of the asset and are recognized net within profit or loss.

Mineral property interests transferred between segments (subsidiaries) are recognised at the nominal amount paid. The resulting profit or loss caused by the transfer of mineral property interests is recognised in profit or loss of the segment (subsidiary).

6.8	Impairment of assets

(i)	Non-financial assets (excluding goodwill)

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

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

The Group considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant assets are assessed for specific impairment. Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics. In assessing collective impairment, the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

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

6.9	Inventories

Inventories, comprising of consumables and concentrate, are physically measured or estimated and valued at the lower of cost or net realisable value.

The cost of inventories is based on the average cost of ore in stockpiles and comprises all costs incurred to the stage immediately prior to stockpiling, including costs of extraction and crushing, as well as processing costs associated with ore stockpiles, based on the relevant stage of production.

Net realisable value is the estimated future sales price of the product the Group expects to realise when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Where the time value of money is material, these future prices and costs to complete are discounted.

If the ore stockpile is not expected to be processed in 12 months after the reporting date, it is included in non-current assets and the net realizable value is calculated on a discounted cash flow basis.

6.10	Employee benefits

(i)	Defined contribution plans

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

The grant date fair value of equity-settled share-based payment awards granted to employees is recognised as an employee cost, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of the share appreciation rights (SARs) or conditional share units (CSUs), which are settled in cash, is recognised as an expense with a corresponding increase in liabilities over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as employee costs in profit or loss.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

The fair value of the equity-settled CSUs is measured using the Monte-Carlo simulation. Measurement inputs include share price on measurement date, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), vesting, expiry and exercise dates, expected dividends and dividend yield, the correlation of various stock prices in order to simulate correlated Brownian motions and the risk free interest rate (NACC - based on the Bond Exchange of South Africa).

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

6.11	Provisions

(i)	General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed — for example, under an insurance contract — the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as part of finance costs in profit or loss.

(ii)	Environmental rehabilitation provision

Mine rehabilitation costs will be incurred by the Group either while operating, or at the end of the operating life of, the Group’s facilities and mine properties. The Group assesses its mine rehabilitation provision at each reporting date. The Group recognises a rehabilitation provision where it has a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. The nature of these restoration activities includes: dismantling and removing structures; rehabilitating mines and tailings dams; dismantling operating facilities; closing plant and waste sites; and restoring, reclaiming and revegetating affected areas.

The obligation generally arises when the asset is installed or the ground/environment is disturbed at the mining operation’s location. When the liability is initially recognised, the present value of the estimated costs is capitalised by increasing the carrying amount of the related mining assets to the extent that it was incurred as a result of the development/construction of the mine. Any rehabilitation obligations that arise through the production of inventory are recognised as part of the related inventory item. Additional disturbances which arise due to further development/construction at the mine are recognised as additions or charges to the corresponding assets and rehabilitation liability when they occur. Costs related to restoration of site damage (subsequent to start of commercial production) that is created on an ongoing basis during production are provided for at their net present values and recognised in profit or loss as extraction progresses.

Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognising an adjustment to the rehabilitation liability and a corresponding adjustment to the asset to which it relates, if the initial estimate was originally recognised as part of an asset measured in accordance with IAS 16.

Any reduction in the rehabilitation liability and, therefore, any deduction from the asset to which it relates, may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is recognised immediately in profit or loss.

If the change in estimate results in an increase in the rehabilitation liability and, therefore, an addition to the carrying value of the asset, the Group considers whether this is an indication of impairment of the asset as a whole, and if so, tests for impairment. If, for mature mines, the estimate for the revised mine assets net of rehabilitation provisions exceeds the recoverable value, that portion of the increase is recognised in profit or loss.

Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognised in profit or loss as part of finance costs.

For closed sites, changes to estimated costs are recognised immediately in profit or loss.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

6.12	Platinum Producers’ Environmental Trust

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

6.13	Revenue

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

Revenue from the sale of metals and intermediary products in the course of ordinary activities is measured at the fair value of the consideration received or receivable. Revenue further excludes value added tax and mining royalties.

6.14	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the date of inception. The arrangement is assessed to determine whether fulfilment is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that right is not explicitly specified in an arrangement.

(i)	Finance leases – Lessee

Finance leases, which transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group, are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

(ii)	Operating leases - Lessor

Operating lease payments are recognised as an operating expense in profit or loss on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging operating leases are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the lease income. Income for leases is disclosed under other income in profit or loss.

(iii)	Operating leases - Lessee

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. The difference between the amounts recognised as an expense and the contractual payments are recognised as an operating lease liability. This liability is not discounted.

Any contingent rents are expensed in the period they are incurred.

6.15	Finance income and finance costs

Finance income comprises interest income on funds invested and interest received on loans and receivables. Interest income is recognised as it accrues in profit or loss, using the effective interest method, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and dividends on preference shares classified as liabilities that are recognised in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

6.16	Income taxes

(i)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

Current income tax relating to items recognized in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations where applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

(ii)	Deferred tax

Deferred tax is provided on temporary differences between tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax is not recognised for the following temporary differences:

•	the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss,

•

In respect of taxable temporary differences relating to investments in subsidiaries to the extent that the group controls the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future.

•	In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill.

A deferred tax asset is recognised for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that future taxable profits will be available against which they can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax relating to items recognised in other comprehensive income or equity is recognised in other comprehensive income or equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances arises. The adjustment is either treated as a reduction to goodwill (as long as it does not exceed goodwill) if it occurred during the measurement period or if outside the measurement period, it is recognised in profit or loss.

(iii)	Royalty taxes

In addition to corporate income taxes, the Group’s consolidated financial statements also include and recognise as taxes on income, other types of taxes on net income.

Royalty taxes are accounted for under IAS 12 Income Taxes when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income — rather than physical quantities produced or as a percentage of revenue — after adjustment for temporary differences. For such arrangements, current and deferred income tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements and other types of taxes that do not satisfy these criteria are recognised as current provisions and included in cost of sales. The royalty taxes payable by the Group do not meet the criteria to be treated as part of income taxes.

(iv)	Value Added Tax (“VAT”)

Revenues, expenses, assets and liabilities are recognised net of the amount of VAT except:

•

Where the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable

•	When receivables and payables are stated with the amount of VAT included

The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

6.17	Non-current assets held for sale or distribution

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale or distribution rather than through continuing use, are classified as held for sale or distribution. Immediately before classification as held for sale or distribution, the assets, or components of a disposal group are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets, or disposal group, are measured at the lower of their carrying amount and fair value less costs to sell. An impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets and deferred tax assets, which continue to be measured in accordance with the Group’s accounting policies.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

Impairment losses on initial classification as held for sale or distribution and subsequent gains and losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

Once classified as held for sale or distribution, intangible assets and property, plant and equipment are no longer amortised or depreciated.

6.18	Transactions with a shareholder

When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. This benefit is recognised directly in equity.

In respect of loans with shareholders, the difference between the loan received or settled and the amount recognised at fair value on initial recognition or the carrying amount at settlement date, is recognised directly in equity.

7	FAIR VALUE MEASUREMENT

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

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are recognized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: Quote (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quote prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

If the inputs used to measure the fair value of an asset or liability to the entire measurement lowest level input that is significant might be categorized in different levels of fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of fair value hierarchy as the lowest level input that is significant to the entire measurement.

7.1	Non-derivative financial liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

8	CURRENT VERSUS NON-CURRENT CLASSIFICATION

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is either:

•	Expected to be realised or intended to be sold or consumed in normal operating cycle

•	Held primarily for the purpose of trading

•	Expected to be realised within 12 months after the reporting period

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period

All other assets are classified as non-current.

A liability is current when either:

•	It is expected to be settled in the normal operating cycle

•	It is held primarily for the purpose of trading

•	It is due to be settled within 12 months after the reporting period

•	There is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

9	FINANCIAL RISK MANAGEMENT

The Group’s principal financial liabilities comprise trade and other payables, related party loans and borrowings and overdrafts. The main purpose of these financial instruments is to manage short-term cash flow and raise finance for the Group’s capital expenditure program. The Group’s principal financial assets comprise trade and other receivables, cash and short-term deposits that arise directly from its operations.

The Group manages its exposure to key financial risks in accordance with its financial risk management policy. The risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

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

The carrying amount of financial assets represents the maximum credit exposure.

Trade and other receivables

Trade receivables represents sale of concentrate to RPM in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. The Group has no collateral against these receivables. The terms of the receivables are 90 days.

100% of the Group’s revenue is generated in South Africa from sale of concentrate by Bokoni Mine to RPM.

Cash and cash equivalents

At times when the Group’s cash position is positive, cash deposits are made with financial institutions having superior local credit ratings.

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The New Senior Debt Facility and the Working Capital Facility were entered into on December 13, 2013. The Group’s cash and cash equivalents are invested in business accounts which are available on demand.

An alternative funding arrangement was entered into with RPM whereby an advance on the Purchase of Concentrate revenue (“Advance”) on the concentrate sales made to RPM by Bokoni was provided. This arrangement is available until December 31, 2015.

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

A portion of the Company’s funding for its South African operations consists of loans advanced to its South African subsidiaries from subsidiaries that are non-residents of South Africa. The Company is in compliance with SARB regulations and is therefore

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

not subject to restrictions on the ability of its South African subsidiaries to transfer funds to the Company or to other subsidiaries. In addition, the SARB has introduced various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country. However, if more burdensome exchange controls were proposed or adopted by the SARB in the future, or if the Company was unable to comply with existing SARB regulations, such exchange control regulations could restrict the ability of the Company and its subsidiaries to repatriate funds needed to effectively finance the Company’s operations.

The maturity profile of the contractual undiscounted cash flows of financial instruments, including scheduled interest payments on loans and borrowings, at December 31, were as follows:

Non-derivative financial liabilities

	2015	2016	2017	2018	Thereafter	Total
2014
Loans and borrowings	7,100,290	13,699,600	20,614,820	155,703,778	142,949,732	340,068,220
Finance lease liability	2,980,622	299,828	—	—	—	3,280,450
Trade and other payables	31,725,265	—	—	—	—	31,725,265

Total	41,806,177	13,999,428	20,614,820	155,703,778	142,949,732	375,073,935

	2014	2015	2016	2017	Thereafter	Total
2013
Loans and borrowings	74,774,668	7,318,397	13,102,767	60,199,898	214,439,463	369,855,193
Trade and other payables	36,923,487	—	—	—	—	36,923,487

Total	111,698,155	7,318,397	13,102,767	60,199,898	214,439,463	406,778,680

(iii)	Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Group’s exposure to the risk of changes in the market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates. The interest rate is linked to JIBAR.

The following demonstrates the sensitivity to a possible change in interest rates, of the Group’s profit/(loss) before tax due to changes in the rate of loans and borrowings. All other variables are held constant.

Increase /(decrease) in interest rate	Effect on loss before tax for the year ended December 31, 2014 increase/(decrease)	Effect on profit before tax for the year ended December 31, 2013 increase/(decrease)
	CAD$	CAD$

+1%	2,614,340	1,294,102

-1%	(2,412,597)	(1,276,489)

(iv)	Foreign currency risk

Foreign currency risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within the Group, certain loans between Group entities amounting to $49.0 million (2013: $50.0 million) are exposed to foreign exchange fluctuations. The closing ZAR to $ exchange rate for the year ending December 31, 2014 was ZAR9.95 (2013: ZAR9.87).

The following table demonstrates the sensitivity to a reasonably possible change in the foreign exchange rate, of the Group’s profit/(loss) before tax due to changes in the carrying value of monetary assets and liabilities at reporting date. All other variables are held constant.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

Increase /(decrease) in foreign exchange rate	Effect on loss before tax for the year ended December 31, 2014 (increase)/decrease	Effect on profit before tax for the year ended December 31, 2013 increase/(decrease)
	CAD$	CAD$

+10%	(4,875,633)	5,000,529

-10%	4,875,633	(5,000,529)

The Group has no significant external exposure to foreign exchange risk. All loans and borrowings are denominated in ZAR (refer note 21).

(v)	Commodity price risk

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

Increase /(decrease) in 4E basket price	Effect on loss before tax for the year ended December 31, 2014 (increase)/decrease	Effect on profit before tax for the year ended December 31, 2013 increase/(decrease)
	CAD$	CAD$

+10%	23,739,081	19,562,145

-10%	(23,739,081)	(19,562,145)

(vi)	Capital risk management

The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Group in a way that optimises the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Group remains in a sound financial position.

The Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure. Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings Proprietary Limited (“Atlatsa Holdings”) (formerly Pelawan Investments Proprietary Limited), its majority Black Economic Empowerment (“BEE “) shareholder, retain a 51% fully diluted shareholding in the Company up until December 31, 2020, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the South African Department of Mineral Resources (“DMR”), the SARB and Anglo Platinum.

During the year the Group entered into an Advance on Concentrate sales agreement to manage capital risk. (Please refer to liquidity risk section). There were no other changes to the Group’s approach to capital management during the year.

(vii)	Summary of the carrying value of the Group’s financial instruments

At December 31, 2014	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust**	3,721,035	—
Trade and other receivables*	14,329,673	—
Cash and cash equivalents**	8,148,558	—
Restricted cash*	48,744	—
Loans and borrowings	—	130,927,146
Finance lease liability	—	2,918,431
Trade and other payables*	—	31,725,265

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

At December 31, 2013	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust**	3,292,979	—
Trade and other receivables*	32,730,150	—
Cash and cash equivalents**	40,655,103	—
Restricted cash*	265,293	—
Loans and borrowings	—	187,016,588
Trade and other payables*	—	36,923,487

*	Not measured at fair value and carrying amount is a reasonable approximation of the fair value due to the short-term to maturity.

**	Not measured at fair value and the carrying amount is a reasonable approximation of fair value due to this being cash deposits.

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include the fair value information for financial assets and financial liabilities not measured at fair value, if the carrying value is a reasonable approximation of the fair value.

	2014		2013
	Carrying value	Fair value (level 2)	Carrying value	Fair value (level 2)
Loans and borrowings	130,927,146	130,927,146	187,016,588	187,016,588

Finance lease liability	2,918,431	2,918,431	—	—

The carrying amount of loans and borrowings approximates fair value. The loans were recognized at fair value on initial recognition and subsequently adjusted for all changes in cash flows.

The contractual value of the loans and borrowings (financial liabilities at amortised cost) at December 31, 2014 was $166,392,966 (ZAR1,655,651,405) (2013:$$225,463,195 (ZAR2,225,697,880)).

(a)	Valuation techniques and unobservable inputs:

The following table shows the valuation techniques used in measuring level 2 fair values:

Type	Valuation technique
Loans and borrowings	Discounted cash flows

(b)	Key assumptions:

•	JIBAR rates changing per quarter

•	Cash flow assumption changes per quarter

•	Drawdowns made in the quarter

10	PROPERTY, PLANT AND EQUIPMENT

Summary of property, plant and equipment

	2014	2013
Cost
Balance at beginning of year	780,046,204	856,549,652
Additions	2,177,645	278,200
Transferred from capital work-in-progress	33,853,496	41,942,185
Disposals	(2,378,349)	(2,982,768)
Increase in rehabilitation assets	975,833	2,697,102
Effect of translation	(6,636,047)	(118,438,167)

Closing Balance	808,038,782	780,046,204

Accumulated depreciation and impairment losses
Balance at beginning of year	128,867,722	108,092,747
Depreciation for the year	36,456,360	39,397,747

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

Disposals	(2,040,078)	(1,964,190)
Effect of translation	(1,490,558)	(16,658,582)

Closing Balance	161,793,446	128,867,722

Carrying value	646,245,336	651,178,482

2014	Total	Mining Development and Infrastructure	Plant and Equipment	Buildings	Motor Vehicles	Furniture and Fittings
Cost
Balance at beginning of year	780,046,204	647,929,105	86,779,486	40,667,146	4,170,611	499,856
Additions	2,177,645	2,176,310	—	—	—	1,335
Transferred from capital work-in-progress	33,853,496	31,340,590	1,475,915	622,308	414,683	—
Disposals	(2,378,349)	(2,268,496)	—	—	(109,853)	—
Increase in rehabilitation assets	975,833	975,833	—	—	—	—
Effect of translation	(6,636,047)	(5,559,641)	(705,604)	(329,712)	(37,124)	(3,966)

Closing Balance	808,038,782	674,593,701	87,549,797	40,959,742	4,438,317	497,225

Accumulated depreciation and impairment losses
Balance at beginning of year	128,867,722	101,936,589	16,801,342	6,797,720	2,903,176	428,895
Depreciation for the year	36,456,360	28,295,702	5,380,371	2,154,577	608,105	17,605
Disposals	(2,040,078)	(1,965,850)	—	—	(74,228)	—
Effect of translation	(1,490,558)	(1,214,332)	(206,607)	(83,286)	(27,299)	40,966

Closing Balance	161,793,446	127,052,109	21,975,106	8,869,011	3,409,754	487,466

Carrying Value	646,245,336	547,541,592	65,574,691	32,090,731	1,028,562	9,759

2013	Total	Mining Development and Infrastructure	Plant and Equipment	Buildings	Motor Vehicles	Furniture and Fittings
Cost
Balance at beginning of year	856,549,652	708,159,785	97,125,875	46,689,356	4,023,134	551,502
Transfer between classes	—	132,671	(132,671)	—	—	—
Additions	278,200	278,200	—	—	—	—
Transferred from capital work-in-progress	41,942,185	37,291,369	3,209,728	378,776	1,037,835	24,477
Disposals	(2,982,768)	(2,547,828)	(80,094)	(49,299)	(305,547)	—
Adjustment to rehabilitation assets	2,697,102	2,697,102	—	—	—	—
Effect of translation	(118,438,167)	(98,082,194)	(13,343,352)	(6,351,687)	(584,811)	(76,123)

Closing Balance	780,046,204	647,929,105	86,779,486	40,667,146	4,170,611	499,856

Accumulated depreciation and impairment losses
Balance at beginning of year	108,092,747	86,442,543	13,145,963	5,239,931	2,788,850	475,460
Transfer between classes	—	121,611	(121,611)	—	—	—
Depreciation for the year	39,397,747	30,318,959	5,924,448	2,399,196	736,195	18,949
Disposals	(1,964,190)	(1,694,392)	(51,125)	(2,876)	(215,797)	—
Effect of translation	(16,658,582)	(13,252,132)	(2,096,333)	(838,531)	(406,072)	(65,514)

Closing Balance	128,867,722	101,936,589	16,801,342	6,797,720	2,903,176	428,895

Carrying Value	651,178,482	545,992,516	69,978,144	33,869,426	1,267,435	70,961

In the current year, leased assets are included under Mining Development and Infrastructure. These relate to the acquisition of equipment under instalment sale agreements. Refer to note 22.

Certain assets are encumbered. Refer to note 21.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

The recoverable amount of mining assets and goodwill reviewed for impairment is determined based on value-in-use calculations. All mining assets and goodwill are allocated to one CGU. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value-in-use. Future cash flows are estimated based on financial budgets approved by management which is based on the mine’s life-of-mine plan. Management determines the expected performance of the mine based on past performance and its expectations of market developments which are incorporated into a life-of-mine plan.

Key assumptions used in the value-in-use calculation of the impairment assessment of mining assets were the following:

•	Life-of-mine – 36 years (2013: 39 years). The revision of the life-of-mine estimate is due to old shafts which are not economically viable to mine for an extended period.

•	Real weighted average cost of capital – 10.97% (2013: 10.97%)

•	Range of real PGM prices – based on market expectations. Initial price of US$1,742/oz (2013: US$1,551/oz) for platinum in 2015.

•	Range of ZAR/US$ real exchange rates – based on market expectations. Initial exchange rate of ZAR9.33/US$ (2013: ZAR9.44/US$) used in 2015

•	South African inflation – based on market expectations. Long term inflation rate of 5.40% (2014: 5.50%)

•	Production of 4E ounces starts at 203,889 (2014: 214,245) ounces in 2015, building up to 370,691 (2014: 374,327) ounces in 2041 and gradually scales down towards the end of the life of mine.

•	Sensitivity analysis:

Sensitivity Analysis	Real WACC	95%	100% (Base NPV)	105%
Price (4E basket)	10.97%	847,740	882,372	915,740
Production volumes	10.97%	870,775	882,372	893,957
Operating Cost	10.97%	904,542	882,372	859,794
WACC	10.97%	973,512	882,372	801,368
Capital	10.97%	886,781	882,372	877,963

11	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni Mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	2014	2013
Balance at beginning of year	27,296,481	20,027,764
Additions	32,891,360	50,987,358
Transfer to property, plant and equipment	(33,853,496)	(41,942,185)
Capitalisation of borrowing costs	3,183,868	1,502,507
Effect of translation	(246,095)	(3,278,963)

Balance at end of year	29,272,118	27,296,481

Capital work-in-progress is funded through cash generated from operations and available loan facilities (refer note 21).

12	OTHER INTANGIBLE ASSETS

Cost
Balance at beginning of year	2,504,882	2,898,047
Additions	—	—
Effect of translation	(19,782)	(393,165)

Balance at end of year	2,485,100	2,504,882

Accumulated amortisation and impairment losses
Balance at beginning of year	2,178,532	2,096,119
Amortisation for the year	34,862	387,422
Effect of translation	(17,684)	(305,009)

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

Balance at end of year	2,195,710	2,178,532

Carrying value	289,390	326,350

The intangible asset relates to the implementation of a SAP system throughout the Group during 2011. The asset is amortised on a straight line basis over ten years.

13	MINERAL PROPERTY INTERESTS

	2014	2013
Balance at beginning of year	7,612,443	11,903,918
Mineral property interests sold	—	(3,449,797)
Amortisation	(251,394)	—
Write-off*	(709,665)	—
Effect of translation	688,322	(841,678)

Balance at end of year	7,339,706	7,612,443

*	This relates to the write off of the cost of Paschaskraal and De Kamp remaining after the sale of the two farms. Refer to (i) below.

The Group’s mineral property interest consists of various early stage exploration projects as detailed below:

(i)	Ga-Phasha

The mineral title relating to the Ga-Phasha Project was held by Ga-Pasha Platinum Mines Proprietary Limited (“Ga-Phasha”). On December 13, 2013, the Company sold two (Paschaskraal and De Kamp) of the four farms in Ga-Phasha to RPM as part of the refinancing and restructuring plan of the Group and Klipfontein and Avoca were incorporated into Bokoni Mine.

(ii)	Platreef

As of July 1, 2009, the Group holds an effective 51% in Platreef properties located on the Northern Limb of the Bushveld Igneous Complex (“BIC”) in South Africa. The Group has received conversion to new order prospecting rights in respect of all Platreef mineral properties.

(iii)	Boikgantsho

As of July 1, 2009, the Boikgantsho joint venture agreements terminated and Boikgantsho Platinum Mine Proprietary Limited (“BPM”), a private company incorporated under the laws of South Africa, a wholly-owned subsidiary of Bokoni Holdco, acquired the interest in and assets relating to the Boikgantsho Project . On December 13, 2013, the Company sold the BPM mineral assets to RPM as part of the refinancing and restructuring plan of the Group.

(iv)	Kwanda

As of July 1, 2009, the Kwanda joint venture agreements terminated and Kwanda Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa, a wholly-owned subsidiary of Bokoni Holdco, acquired the interest in assets relating to the Kwanda Project . Atlatsa owns an effective 51% interest in this project. The Group received conversion to new order prospecting rights for the Kwanda North and Kwanda South properties.

(v)	Rietfontein

The Group has entered into an agreement (the “Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Limited. (“Ivanplats”) relating to the Rietfontein property located on the Northern Limb of the BIC. Salient terms of the Agreement are as follows:

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Atlatsa. On delivery of the feasibility study, Atlatsa may elect to either:

•	Retain a participating interest of 6% in the Extended JO and finance its pro rata share of the project development going forward; or

•

Relinquish its participating interest of 6% in the Extended JO in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JO mineral properties.

The operation is dormant with no exploration activities currently taking place except for activities to maintain the prospecting right, which is for the cost of Ivanplats.

14	GOODWILL

	2014	2013
Balance at beginning of year	8,845,940	10,234,394
Effect of translation	(69,860)	(1,388,454)

Balance at end of year	8,776,080	8,845,940

Goodwill arises principally because of the following factors:

•	The going concern value implicit in our ability to sustain and/or grow our business by increasing reserves and resource through new discoveries

•	The requirement to recognise deferred tax assets and liabilities for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination.

For impairment considerations, refer to notes 4 and 10. The goodwill relates to the acquisition of the Bokoni Mine.

15	PLATINUM PRODUCERS’ ENVIRONMENTAL TRUST

The Group contributes to the Platinum Producers’ Environmental Trust annually. The Trust was created to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the lives of the Group’s mines. Contributions are determined on the basis of the estimated environmental obligation over the life of a mine. The Group’s share of the cash deposits made is reflected in non-current cash deposits held by the Platinum Producers’ Environmental Trust.

	2014	2013
Balance at beginning of year	3,292,979	3,250,760
Contributions	358,912	431,999
Growth in environmental trust	101,475	78,427
Effect of translation	(32,331)	(468,207)

Balance at end of year	3,721,035	3,292,979

The non-current cash deposits are restricted in use as it is to be used exclusively for pollution control, rehabilitation and mine closure at the end of lives of the Group’s mines. Any shortfall is covered by guarantees issued by RPM.

16	INVENTORIES

Consumables	283,988	108,843
Stock pile	442,355	264,855

	726,343	373,698

17	TRADE AND OTHER RECEIVABLES

Financial assets
Trade receivables	9,863,567	31,300,081
Other trade receivables	4,466,106	1,430,069

	14,329,673	32,730,150

Non-financial assets
Prepayments	1,532,489	1,046,385
Lease debtor	2,312	2,330
Value added tax	3,875	3,234

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

Employee receivables	388,435	—

Total trade and other receivables	16,256,784	33,782,099

Trade receivables are non-interest bearing and are on terms of 90 days. The Group has one major customer with an outstanding account within the agreed payment terms. As a result, no allowance for impairment losses has been recognized (2013: ZARnil).

18	CASH AND CASH EQUIVALENTS

	2014	2013
Bank balances	8,148,558	40,655,103

Cash at banks earns interest at floating rates based on daily bank deposit rates.

For the purposes of the statement of cash flows, cash and cash equivalents comprise only the above balances as the Group has no bank overdrafts.

19	RESTRICTED CASH

ESOP Trust	48,744	265,293

Restricted cash consist of cash and cash equivalents held by the Bokoni Platinum Mine Employee Share Ownership Plan (“ESOP”) Trust. The reserve is not available to finance the Group’s day-to-day operations and therefore has been excluded from cash and cash equivalents for purposes of the statement of cash flows.

During the year, there were distributions to beneficiaries in terms of the trust deed to the value of $224,121 (ZAR2,184,412) (2013: $219,356 (ZAR2,036,732)).

20	SHARE CAPITAL

Authorised and issued

	Number of shares
	2014	2013
Common shares with no par value	554,288,473	201,888,473
B2 Convertible Preference shares of $0.1481 (ZAR1) each	—	115,800
B3 Convertible Preference shares of $0.1481 (ZAR1) each	—	111,600

The Company’s authorised share capital consists of an unlimited number of common shares without par value. During 2009 cumulative convertible “B” preference shares were issued to facilitate the acquisition of the 51% shareholding in Bokoni Holdco. In January 2014, the Convertible Preference shares were converted into common shares. A further 125,000,000 shares were issued as part of the restructuring transaction.

Share capital

Share capital	311,842,616	74,150,116
Share issue costs	(2,183,033)	(2,183,033)

	309,659,583	71,967,083

Treasury shares	4,991,726	4,991,726

Treasury shares relate to shares held by the ESOP Trust in Atlatsa, which is consolidated by the Group.

Convertible preference shares

B2 Convertible Preference shares	—	17,150
B3 Convertible Preference shares	—	16,528
Share premium	—	162,876,322

	—	162,910,000

$162.9 million (ZAR1.1 billion) was raised through share-settled financing with the issue of cumulative mandatory convertible “B” preference shares (“B Prefs”) to RPM and a subsidiary of Atlatsa Holdings to finance the 51% acquisition in Bokoni Holdco on July 1, 2009. The final effects of the share settled financing will result in RPM receiving a fixed number of 115.8 million common shares of Atlatsa and Atlatsa Holdings, Atlatsa’s controlling shareholder, receiving a fixed number of 111.6 million common shares. These preference shares are convertible upon the earlier of the date of receipt of a conversion notice from

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

RPM and July 1, 2018. A dividend was to be declared on the last business day immediately prior to the conversion date, in terms of a formula set out in the preference share subscription agreement.

On January 14, 2014, these shares were converted as a result of the Group’s refinancing and restructuring plan. A dividend of $24.6 million (ZAR240.6 million) was declared on redemption at a Plateau level.

21	LOANS AND BORROWINGS

	2014	2013
RPM – Working Capital Facility (related party)	5,948,787	3,039,000
RPM – New Senior Debt Facility (related party)	124,453,505	176,691,263
RPM – Interest free loan (related party)	—	2,928,688
RPM – Shareholder loan (related party)	—	3,267,477
Other	524,854	1,090,160

	130,927,146	187,016,588

Short-term portion of loans and borrowings
RPM – New Senior Debt Facility (related party)	—	(75,975,000)
Other	(524,854)	(721,367)

	(524,854)	(76,696,367)

Long-term portion of loans and borrowings	130,402,292	110,320,221

The carrying value of the Group’s loans and borrowings changed during the year as follows:

Balance at beginning of the year	187,016,588	435,791,920
Loan from RPM – Consolidated Facility	—	68,921,455
Loan repaid - Consolidated Facility	—	(620,494,506)
Loan from RPM – Transaction Cost Facility	—	749,000
Loan repaid – Transaction Cost Facility	—	(769,223)
Loans repaid – Other	(652,039)	(695,785)
Loan from RPM – New Senior Debt Facility	6,250,317	237,770,925
Loan repaid - New Senior Debt Facility	(74,782,500)	—
Loan from RPM – Working Capital Facility	2,526,305	3,194,816
Loan from RPM – Shareholder loan	6,005,206	3,451,333
Shareholder loan capitalised	(12,480,278)	—
Finance expenses accrued	17,039,491	57,227,112
Fair value gain on additional drawdowns of Consolidated Facility	—	(25,900,282)
AG8 adjustments on Consolidated Facility	—	(8,512,338)
Derecognition of facility at a Bokoni Holdco and Plateau level	—	133,100,219
Fair value gain on recognition of New Senior Debt Facility	—	(51,586,902)
Fair value loss/(gain) on additional draw down of New Senior Debt Facility	(1,109,648)	(748,112)
AG8 on New Senior Debt Facility	3,233,584	—
Effect of translation	(2,119,880)	(44,482,992)

Balance at end of the year	130,927,146	187,016,588

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

The fair value adjustments of the consolidated facility and New Senior Debt facility and subsequent adjustments are made up of the following:

	2014	2013
Fair value gain – owners of the company	—	(60,614,173)
Fair value gain – non-controlling interest (refer note 28)	—	(17,621,123)
Subsequent adjustments (refer note 28)	3,233,584	129,159,136

	3,233,584	50,923,840

The terms and conditions for the outstanding borrowings at December 31, 2014 are as follows:

(i)	Senior Term Loan Facility (subsequently recognised as part of the “Consolidated facility”)

On March 27, 2013, as part of Phase Two of the Restructure Plan, RPM agreed to make additional facilities available to the Company when, amongst other things, the conditions precedent to such drawdowns were met. Due to the delay in the conditions precedent being met, on May 28, 2013, the parties signed an Amendment Agreement, making available $21.8 million (ZAR215.7 million) of the additional facilities.

On December 12, 2013, the conditions precedent were met and on that date, the Consolidated Facility was repaid and the additional facilities were made available under the New Senior Debt Facility. The repayment terms of the New Senior Debt Facility include quarterly cash sweeps when cash is available with the debt to be reduced to $100.5 million (ZAR1 billion) by December 31, 2018, $50.3 million (ZAR500 million) by December 31, 2019 and fully repaid by December 31, 2020.

(ii)	RPM – New Senior Debt Facility

As at December 31, 2014, the facility under the New Senior Debt Facility is $155.8 (ZAR1,550 million) (2013: $233.0 million (ZAR2,300 million)).

On December 13, 2013, with the implementation of Phase Two of the Restructure Plan, the Consolidated facility was converted to the New Senior Debt Facility and one of the implementation steps was to make a repayment under the Consolidated Facility by drawing down on the New Senior Debt Facility, to give effect to the revised terms of the facility. The repayment terms of the New Senior Debt Facility, includes quarterly cash sweeps, when cash is available. Atlatsa will be required to reduce the New Senior Debt Facility owing to RPM to an outstanding balance (including capitalized interest) of $100.5 million (ZAR1 billion) as at December 31, 2018, and $50.3 million (ZAR500 million) as at December 31, 2019 and zero at December 31, 2020.

(iii)	RPM – Working Capital Facility

On December 13, 2013, Plateau and RPM entered into a Working Capital Facility whereby RPM will make a maximum of $3.0 million (ZAR30 million) per year available to Plateau during each of 2013, 2014 and 2015 for an aggregate facility of $9.1 million (ZAR90 million), including capitalized interest to fund Atlatsa’s corporate and administrative expenses through to 2015.

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $9.0 million (ZAR90 million) at any time. Atlatsa cannot pay any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility will be repayable in full by December 31, 2018. The Company was not entitled to the Working Capital Facility until, amongst other things, the conditions precedent to implement Phase Two had been met (which were only met on December 12, 2013).

Prior to implementation of Phase Two of the Restructure Plan and as an interim measure pursuant to closing of the Restructure Plan, the parties agreed to a Transaction Cost Loan Agreement, as signed and implemented on May 28, 2013. A facility of $2.3 million (ZAR22.5 million) was made available under this agreement. The additional facility of $11.1 million (ZAR110 million) under the Amendment Agreement, implemented on May 28, 2013 was inclusive of the $2.3 million (ZAR22.5 million) provided for under the Transaction Cost Loan Agreement.

As at September 30, 2013 a drawdown of $0.7 million (ZAR7 million) was made under the Transaction Cost Loan Agreement. On December 13, 2013 the $0.7 million (ZAR7 million) inclusive of interest was repaid from the draw down on the Working Capital Facility. Please refer to the going concern note for further information regarding the Working Capital Facility.

As at December 31, 2014 $3.0 million (ZAR30 million) was available under the Working Capital Facility (2013: $6.1 million (ZAR60 million).

(iv)	RPM – Interest-free loan

The loan was between RPM and Bokoni Holdco and was interest-free and repayable 12 months and 1 day after requested by RPM. The loan was capitalised (debt repaid using proceeds of share subscription) on March 31, 2014.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

(v)	RPM – Shareholder loan

The treatment of this shareholder’s loan is to be decided by the Bokoni Holdco Board of Directors as per the Bokoni Holdco Shareholders Agreement. This loan bears no interest and no repayment terms. The loan was capitalised (debt repaid using proceeds of share subscription) on March 31, 2014.

(vi)	Other

This loan is between Plateau and the Deloitte Mining Shared Service Centre (“DMSSC”) relating to the financing of the SAP system (refer note 12). The loan bears interest at prime (9.25% at December 31, 2014) plus 2% (2013: 8.5% at December 31, 2013) and is payable in quarterly instalments starting March 31, 2011.

(vii)	Security

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

The Group’s debt is denominated in ZAR.

22	FINANCE LEASE LIABILITY

	2014	2013
Finance lease – Fermel	931,429	—
Finance lease – Atlas Copco	1,987,002	—

Total finance lease liability	2,918,431	—

Short-term portion of finance lease liability
Finance lease – Fermel	(647,552)	—
Finance lease – Atlas Copco	(1,987,002)	—

	(2,634,554)	—

Long-term portion of finance lease liability	283,877	—

The carrying value of the Group’s finance lease liability changed during the year as follows:

Balance at beginning of the year	—	—
Finance lease entered into – Fermel	1,150,869	—
Finance lease entered into – Atlas Copco	2,176,310	—
Lease repayment	(609,887)	—
Finance expenses accrued	241,794	—
Effect of translation	(40,655)	—

Balance at end of the year	2,918,431	—

The terms of the lease are as follows:

Interest rate	2% - 22.1%	—
Lease term	13 months – 2 years	—
Carrying amount of leased assets*	2,902,602	—

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

*	Included under Mining Development and Infrastructure (refer to note 10).

Bokoni entered into instalment sale agreements with Fermel Proprietary Limited (“Fermel”) and Atlas Copco South Africa Proprietary Limited (“Atlas Copco”) for the lease of equipment.

Ownership of the equipment leased from Fermel will be transferred to Bokoni when all amounts due in terms of the agreements have been paid. The Atlas Copco agreement provides for an option to purchase the equipment at the end of the lease term. Management intends to exercise the option to purchase the machinery at the end of the lease term.

The finance lease liabilities are payable as follows:

	Less than one year	Between two and five years

Future minimum lease payments	2,980,622	299,828
Interest	346,068	15,951

Present value of minimum lease payments	2,634,554	283,877

23	DEFERRED TAX

Deferred tax liabilities and assets on the statement of financial position relate to the following:

	2014	(Restated*) 2013
Deferred tax liabilities
Property plant and equipment (including capital work-in-progress)	189,131,819	189,791,869
Prepayments	380,003	278,792
Environmental trust fund contributions	849,541	756,400
Fair value gain on consolidated debt facility	19,077,880	24,168,180

Total deferred tax liability	209,439,243	214,995,241
Deferred tax assets
Provision for environmental liabilities	(3,740,035)	(3,108,143)
Unredeemed capital expenditure	(60,306,622)	(51,712,618)
Accrual for employee leave liabilities	(1,467,234)	(1,494,278)
Liability for share-based compensation	(309,186)	(963,445)
Calculated tax losses	(56,478,438)	(55,331,997)
Deferred tax asset not recognized	33,394,489	24,747,988
Foreign exchange losses	(2,695,622)	(2,605,201)
Other items	(1,091,704)	(8,164)

Total deferred tax asset	(92,694,352)	(90,475,858)

Net deferred tax liability	116,744,891	124,519,382

The movement in the net deferred tax liability recognised in the statement of financial position is as follows:

	2014	2013
Balance at beginning of year	124,519,382	142,341,072
Current year	(6,885,352)	(3,190,180)
Fair value gain/(loss) recognised directly in equity	—	(2,325,969)
Effect of translation	(889,139)	(12,305,606)

	116,744,891	124,519,382

*

For the 2013 financial year, the classification in the note has been restated to be comparable with the 2014 balances. The total remains unchanged but some individual line items have been reclassified.

As at December 31, the Group had not recognised the following net deferred tax assets:

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

	2014	(Restated*) 2013
Deferred tax assets	33,394,489	24,747,988
The unrecognised temporary differences are:
Unredeemed capital expenditure	60,306,622	51,712,618
Tax losses	56,478,438	55,331,997
Other deductible temporary differences	(86,086,193)	(84,901,829)
Foreign exchange losses	2,695,622	2,605,202

	33,394,489	24,747,988

Deferred tax assets have not been recognised for the above temporary differences as it is not probable that the respective Group entities to which they relate will generate future taxable income against which to utilise the temporary differences.

Gross calculated tax losses expire as follows:

	2014	(Restated*) 2013
2014-2018	(2,121,387)	(2,715,067)
Thereafter	(16,932,782)	(18,149,243)
Indefinitely	(183,712,496)	(177,990,211)

	(202,766,665)	(198,854,521)

*

For the 2013 financial year, the classification in the note has been restated to be comparable with the 2014 balances. The total remains unchanged but some individual line items have been reclassified.

24	PROVISIONS

Non-current provisions

	2014	2013
Rehabilitation provision
Balance at beginning of the year	11,100,511	9,786,479
Capitalised to property, plant and equipment	975,833	2,697,102
Unwinding of interest	909,842	647,680
Recognised in profit or loss	491,405	(554,417)
Effect of translation	(120,323)	(1,476,333)

Balance at end of year	13,357,268	11,100,511

Future net obligations
Undiscounted rehabilitation cost	19,255,117	18,797,660
Amount invested in environmental trust fund (refer note 15)	(3,721,035)	(3,292,979)

Total future net obligation – Undiscounted	15,534,082	15,504,681

The Group makes full provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis at the time of developing the mines and installing those facilities.

The rehabilitation provision represents the present value of rehabilitation costs relating to mine sites, which are expected to be incurred up to 2039, which is when the producing mine properties are expected to cease operations. These provisions have been created on the Group’s internal estimates. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for necessary rehabilitation works required that will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mine ceases to produce at economically viable rates. This, in turn, will depend on future PGM prices, which are inherently uncertain.

The Group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions as well as the proceeds on sale of assets and metals from plant clean-up at the time of mine closure.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

Key assumptions used in determining the provision:

	2014	2013
Discount period – Underground	24.5 years	26.5 years
Discount period – Opencast mine	9 years	10 years
South African discount rate (risk free rate)	7.96%	8.2%
South African inflation	5.40%	5.5%

The method used in the sensitivity analysis is to assume a change in basis points. The change in basis point is applied to one variable while the other variable remains constant.

Sensitivity – change in provision	Inflation rate (discount rate constant)	Inflation rate (discount rate constant)
1% increase	2,033,888	2,291,298
1% decrease	(1,596,887)	(1,860,610)

Sensitivity – change in provision	Discount rate (inflation rate constant)	Discount rate (inflation rate constant)
1% increase	(1,498,727)	(1,803,212)
1% decrease	1,915,785	2,250,392

25	TRADE AND OTHER PAYABLES

Financial liabilities
Trade payables	25,280,799	25,485,317
Other payables	6,444,466	11,438,170

	31,725,265	36,923,487
Non-financial liabilities
Payroll accruals	2,341,658	2,387,606
Leave liabilities	4,891,735	3,785,549
Share-appreciation rights	1,104,235	3,359,180
Lease accrual	42,681	681,323
Other accruals	87,697	—
Deferred income	454,561	—
Value added tax	1,022,968	24,741,810

Total trade and other payables	41,670,800	71,878,955

Trade and other payables are non-interest bearing and are normally settled on 30-day terms.

26	REVENUE

Revenue from mining operations by commodity:

	2014	2013	2012
Platinum	138,260,962	120,127,718	72,048,362
Palladium	51,141,257	38,233,831	19,887,921
Rhodium	11,367,006	8,404,880	6,097,887
Nickel	20,878,678	14,684,989	9,870,789
Other	15,742,911	14,170,034	9,652,372

Total revenue	237,390,814	195,621,452	117,557,331

Revenue consists of the sale of concentrate to RPM (a related party), net of VAT and trade discounts.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

27	COST OF SALES

Cost of sales includes:	2014	2013	2012
Labour	98,638,517	89,037,773	80,915,283
Stores	44,487,865	39,065,648	29,147,878
Power and compressed air	15,355,223	13,958,444	12,057,211
Contractors cost	41,453,468	29,155,947	14,723,372
Other costs	28,228,216	22,767,295	21,581,660
Inventory movement	(182,093)	422,723	(38,257)
Depreciation	36,777,006	39,368,466	37,000,404

Total cost of sales	264,758,202	233,776,296	195,387,551

28	FAIR VALUE GAIN ON CONSOLIDATED FACILITY

On December 13, 2013 Atlatsa and Anglo Platinum announced the completion of the Phase Two of the Restructure Plan for the refinancing, recapitalisation and restructure of the Group. In terms of Phase Two of the Restructure Plan, the New Senior Debt Facility between the Company as borrower, and RPM as lender, was amended to increase the total amount available, and this amount was utilised to repay the amounts owed to RPM under the Consolidated Debt Facility.

As a result of this debt consolidation and associated interest rate adjustment, the Company has recognised fair value gains and AG8 adjustments of $47.9 million (ZAR448.6 million) in its 2013 financial statements, representing the fair value difference between the Company’s new costs of borrowing under the New Senior Debt Facility compared to a market related cost of borrowing available to the Company. During 2014, RPM acquired additional shares in Bokoni Holdco for $12,480,278 (2013: $199,179,381; 2012: $197,477,602) as part of the restructure plan.

There was no fair value or AG8 adjustment attributable to non-controlling interests as their portion of the loan was capitalised.

2014	Through profit/loss (Owners of the Company)	Through profit/loss (Non- Controlling interest)	Total – through profit/loss	Directly in equity (Non- controlling interest)
Fair value gain of drawdowns on the New Senior Debt Facility	(1,109,648)	—	(1,109,648)	—

AG8 adjustments on New Senior Debt Facility	3,233,584	—	3,233,584	—

	2,123,936	—	2,123,936	—

The AG8 adjustment relates to revised estimates of payments and receipts (cash flows) by the end of December 31, 2014 as compared to cash flows used in computing the fair value at December 31, 2013.

2013	Through profit/loss (Owners of the Company)	Through profit/loss (Non- Controlling interest)	Total – through profit/loss	Directly in equity (Non- controlling interest)
Fair value gain of drawdowns on Consolidated Facility	(8,279,158)	(17,621,123)	(25,900,281)	—

AG8 adjustments on Consolidated Facility	(8,517,641)	5,302	(8,512,339)	—

Derecognition of facility between RPM and Bokoni Holdco	38,748,472	—	38,748,472	94,351,747

Deferred tax impact on fair value of loans recognized in equity	—	—	—	4,571,259

Fair value gain on recognition of New Senior Debt Facility	(51,586,902)	—	(51,586,902)	—

Fair value gain of drawdowns on the New Senior Debt Facility*	(748,112)	—	(748,112)	—

	(30,383,341)	(17,615,821)	(47,999,162)	98,923,006

*	Movement related to Non-controlling interest is due to changes in the fair value of a shareholders loan being accounted for directly in equity.

The AG8 adjustment relates to revised estimates of payments and receipts (cash flows) by the end of December 31, 2013 as compared to cash flows used in computing the fair value at December 13, 2012.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

29	OTHER EXPENSES

Components of other expenses:	2014	2013	2012
Transaction costs	457,919	1,688,165	822,621
Fair value loss and AG8 adjustments on loans and borrowings	2,123,936	—	—

	2,581,855	1,688,165	822,621

30	OTHER INCOME

Components of other income:
Realised foreign exchange gains	31,133	321,476	152
Profit on sale of assets	4,076	171,113,397	—
Rental income			105,025
Fair value gain and AG8 adjustments on loans and borrowings	—	47,999,163	90,589,136

	35,209	219,434,036	90,694,313

31	FINANCE INCOME

Financial assets at amortised cost
Platinum Producers’ Environmental Trust	101,475	78,427	85,312
Bank accounts	195,520	252,164	296,950

	296,995	330,591	382,262

32	FINANCE COSTS

Financial liabilities at amortised cost
“A” Preference shares (related party)	—	—	33,258,103
OCSF and funding facilities (related party)	—	—	24,209,389
Senior Term Loan Facility (related party)	—	—	12,274,479
Consolidated debt facility	—	55,837,155	14,180,371
New Senior Debt Facility	16,500,115	1,197,435	—
Working Capital Facility	448,351	15,328	—
Fermel – Instalment Sale Agreement	60,056	—	—
Atlas Copco – Instalment Sale Agreement	181,738	—	—
Transaction Cost Facility	—	20,223	—
Advance on Purchase of Concentrate revenue	1,261,697	17,454	—
Other	91,741	160,304	244,314

	18,543,698	57,247,899	84,166,656

Non-financial liabilities
Notional interest – rehabilitation provision	909,842	647,680	672,204
Commitment fees on OCSF	—	—	380,409

	909,842	647,680	1,052,613

Total finance costs before interest capitalised	19,453,540	57,895,579	85,219,269
Interest capitalized	(3,183,867)	(1,502,507)	(2,382,069)

Total finance costs	16,269,673	56,393,072	82,837,200

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation during the year is 13.72% (2013: 13.94%, 2012:12.6%).

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

33	(LOSS)/PROFIT BEFORE INCOME TAX

(Loss)/profit before income tax as stated includes the following:

	2014	2013	2012
Operating lease expense – buildings	158,234	164,189	227,869
Share-based payment expense – equity settled	470,547	21,783	309,769
Share-based payment expense – cash settled	(2,180,491)	(837,758)	(389,858)
Depreciation and amortization	36,742,616	39,785,169	38,092,878

34	INCOME TAX

SA normal taxation
Current tax – prior year	—	—	162,375
Deferred tax – current year	(6,885,722)	(3,190,116)	2,530,794
Deferred tax – prior year	—	—	6,069,415
Capital Gains Tax	—	7,043,536	—
Securities Transfer Tax	353,374	—	1,801,294

	(6,532,348)	3,853,420	10,563,878

Tax rate reconciliation
Statutory Canadian tax rate	(26.0%)	25.75%	25.00%
Other disallowed expenditure	0.04%	0.07%	0.96%
Depreciation on mineral rights	3.87%	—	—
Transaction costs disallowed	0.21%	0.52%	(0.20%)
Nontaxable income	—	(45.03%)	—
Preference dividends disallowed	—	—	(10.96%)
Equity settled share based compensation	0.22%	0.29%	(0.51%)
Investment income not taxable	(0.05%)	(0.02%)	0.03%
Tax adjustments – prior year	—	—	(7.32%)
Deferred tax assets not recognized	4.38%	14.37%	(2.27%)
Nondeductible deemed dividend (S8F)	3.02%	—	—
Securities Transfer Tax	(0.63%)	—	(2.12%)
Capital gains tax	—	6.79%	—
Recoupment of finance expense	—	—	(18.17%)
Effect of rate differences	3.29%	0.98%	3.12%

Effective taxation rate	(11.65%)	3.72%	(12.44%)

35	OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF INCOME TAX

Components of other comprehensive income:

Foreign currency translation differences for foreign operations*	(2,088,318)	(27,068,629)	2,415,302

Other comprehensive income for the year, net of income tax	(2,088,318)	(27,068,629)	2,415,302

Attributable to:

Owners of the Company	(454,846)	(613,130)	1,481,466
Non-controlling interest*	(1,633,472)	(26,455,499)	933,836

	(2,088,318)	(27,068,629)	2,415,302

*	Relates to the foreign currency translation differences for foreign operations in 2014, 2013 and 2012.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

36	EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended December 31, 2014 was based on the loss attributable to owners of the Company of $24,609,398 (2013: profit of $199,492,438; 2012: loss of $18,717,839), and a weighted average number of common shares of 541,956,940 (2013: 426,290,432; 2012: 424,791,411).

At December 31, 2014 and 2013, share options were excluded in determining diluted weighted average number of common shares as all the options were significantly undervalued and were not exercised.

	2014	2013	2012
Issued common shares at January 1	201,888,473	201,888,473	201,888,473
Effect of shares issued	114,726,027	—	—
Treasury shares	(2,057,560)	(2,998,041)	(4,497,062)
“B” Preference shares converted to common shares	219,300,822	—	—
Convertible “B” Preference shares - issued on July 1, 2009	8,099,178	227,400,000	227,400,000

Weighted average number of common shares at December 31	541,956,940	426,290,432	424,791,411

The basic loss per share for the year ended December 31, 2014 was 5 cents (2013: earnings of 47 cents; 2012: loss of 4 cents).

The calculation of diluted earnings per share for the year ended December 31, 2014 was based on the loss attributable to owners of the Company of $24,609,398 (2013: profit of $199,492,438 ; 2012: loss of $18,717,839), and a weighted average number of common shares of 541,956,940 (2013: 429,288,473; 2012: 424,791,411).

At December 31, 2014 share options were excluded in determining diluted weighted average number of common shares as all the options were significantly undervalued and were not exercised.

Issued common shares at January 1	201,888,473	201,888,473	201,888,473
Effect of shares issued	114,726,027	—	—
Treasury shares	(2,057,560)	—	(4,497,062)
“B” Preference shares converted to common shares	219,300,822	—	—
Convertible “B” Preference shares - issued on July 1, 2009	8,099,178	227,400,000	227,400,000

Weighted average number of common shares at December 31	541,956,940	429,288,473	424,791,411

The diluted loss per share for the year ended December 31, 2014 was 5 cents (2013: earnings of 46 cents; 2012: loss of 4 cents).

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

37	CASH GENERATED FROM/(UTILISED BY) OPERATIONS

	2014	2013	2012

(Loss)/profit before income tax	(56,082,190)	103,722,697	(85,002,992)
Adjusted for:
Finance costs	16,269,673	56,393,072	82,837,200
Finance income	(296,995)	(330,591)	(382,262)
Non-cash items:
Depreciation and amortisation	36,742,616	39,785,169	38,092,878
Share-based compensation	479,905	799,726	1,346,509
Profit on disposal of property, plant and equipment	(4,076)	(170,402,784)	581
Fair value on drawdowns and AG8 Adjustments	2,123,936	(47,999,163)	(90,589,136)
Balance due on sale of mineral properties	—	3,103,227	—
Rehabilitation adjustment	491,405	(554,415)	—
Write off of assets	1,047,935	—	—

Cash generated from/(utilised by) operations before ESOP transactions	772,209	(15,483,062)	(53,697,222)
ESOP cash transactions (restricted cash)	70,106	307,614	312,510

Cash generated from/(utilised by) operations before working capital changes	842,315	(15,175,448)	(53,384,712)
Working capital changes
Decrease/(increase) in trade and other receivables (i)	17,425,794	(32,914,115)	22,816,980
(Decrease)/increase in trade and other payables (ii)	(29,876,350)	56,906,061	(659,223)
(Increase)/decrease in inventories (iii)	(360,550)	307,756	(38,257)

Cash (utilised by)/generated from operations	(11,968,791)	9,124,254	(31,265,212)

(i)	Decrease/(increase) in trade and other receivables

	2014	2013	2012
Opening balance	33,782,099	3,272,400	27,048,591
Closing balance	(16,256,784)	(33,782,099)	(3,272,400)

Movement for the year	17,525,315	(30,509,699)	23,776,191
Effect of translation	(99,521)	(2,404,416)	(959,211)

	17,425,794	(32,914,115)	22,816,980

(ii)	(Decrease)/increase in trade and other payables

Opening balance	(71,878,950)	(20,888,631)	(23,125,587)
Closing balance	41,670,800	71,878,950	20,888,631

Movement for the year	(30,208,150)	50,990,319	(2,236,956)
Effect of translation	331,800	5,915,742	1,577,733

	(29,876,350)	56,906,061	(659,223)

(iii)	(Increase)/decrease in inventories

Opening balance	373,698	769,447	787,084
Closing balance	(726,343)	(373,698)	(769,447)

Movement for the year	(352,645)	395,749	(17,637)
Effect of translation	(7,905)	(87,993)	(20,620)

	(360,550)	307,756	(38,257)

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

38	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO (the Group’s chief operating decision maker) reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine - Mining of PGM’s.

•	Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects. Please refer to Note 13 for the sale of mineral rights.

The majority of operations and functions are performed in South Africa. An insignificant portion of administrative functions are performed in the Company’s country of domicile.

The CEO considers earnings before net finance costs, income tax expense, depreciation and amortisation (“EBITDA”) to be an appropriate measure of each segment’s performance. Accordingly, the EBITDA for each segment has been included. All external revenue is generated by the Bokoni Mine segment.

	December 31, 2014			December 31, 2013
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
Revenue	237,390,814	—	237,390,814	195,621,452	—	195,621,452
Cost of sales	(263,620,401)	—	(263,620,401)	(234,860,426)	—	(234,860,426)	(i)
EBITDA	1,975,419	(20,169)	1,955,250	21,557,943	77,595,515	99,153,458	(ii)
(Loss)/profit before income tax	(35,897,142)	(5,751)	(35,902,893)	(42,561,288)	77,595,515	35,034,227	(iii)
Income tax expense	—	—	—	(140,414)	7,043,536	6,903,122	(iv)
Depreciation and amortization	(35,639,205)	—	(35,639,205)	(38,949,245)	—	(38,949,245)	(v)
Finance income	271,001	—	271,001	279,389	—	279,389	(vi)
Finance costs	(2,504,358)	—	(2,504,358)	(25,449,376)	—	(25,449,376)	(vii)
Total assets	734,753,789	3,038,554	737,792,343	764,378,809	2,527,644	766,906,453	(viii)
Additions to non-current assets	35,067,670	—	35,067,670	51,265,558	—	51,265,558	(ix)
Total Liabilities	(57,325,100)	(981,997)	(58,307,097)	(59,024,036)	(42,785,419)	(101,809,455)	(x)

Reconciliations of reportable segment cost of sales, EBITDA, profit or loss before income tax, income tax expense, depreciation, finance income, finance costs, assets, addition to non-current assets and liabilities:

	2014	2013	2012
(i) Cost of sales
Total cost of sales for reportable segments	(263,620,401)	(234,860,426)	(196,735,768)
Corporate and consolidation adjustments	(1,137,801)	1,084,128	1,348,217

Consolidated cost of sales	(264,758,202)	(233,776,298)	(195,387,551)

(ii) EBITDA
Total EBITDA for reportable segments	1,955,250	99,153,458	(61,022,520)
Net finance costs	(2,233,356)	(25,449,376)	(82,454,938)
Depreciation and amortization	(35,639,205)	(39,949,245)	(38,092,878)
Corporate and consolidation adjustments	(20,164,879)	69,967,860	96,567,344

Consolidated (loss)/profit before income tax	(56,082,190)	103,722,697	(85,002,992)

(iii) (Loss)/profit before income tax

(Loss)/profit before tax for reportable segments	(35,902,893)	35,034,227	(170,120,775)
Corporate and consolidation adjustments	(20,179,297)	68,688,470	85,117,783

Consolidated (loss)/profit before income tax	(56,082,190)	103,722,697	(85,002,992)

(iv) Income tax expense

Income tax expense for reportable segments	—	6,903,122	14,049,927
Corporate and consolidation adjustments	6,532,348	(3,049,702)	(24,613,805)

Consolidated income tax expense	6,532,348	3,853,420	(10,563,878)

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

	2014	2013	2012
(v) Depreciation and amortisation
Depreciation and amortisation for reportable segments	(35,639,205)	(38,949,245)	(35,567,022)
Corporate and consolidation adjustments	(1,103,411)	(835,924)	(2,525,856)

Consolidated depreciation and amortisation	(36,742,616)	(39,785,169)	(38,092,878)

(vi) Finance income

Finance income for reportable segments	271,001	279,389	280,872
Corporate and consolidation adjustments	25,994	51,202	101,390

Consolidated finance income	296,995	330,591	382,262

(vii) Finance costs

Finance costs for reportable segments	(2,504,358)	(25,449,376)	(73,812,106)
Corporate and consolidation adjustments	(13,765,315)	(30,943,696)	(9,025,094)

Consolidated finance costs	(16,269,673)	(56,393,072)	(82,837,200)

(viii) Total assets

Assets for reportable segments	737,792,343	766,906,453	941,678,440
Corporate and consolidation adjustments	(16,967,732)	6,722,956	(127,613,111)

Consolidated assets	720,824,611	773,629,409	814,065,329

(ix) Additions to non-current assets

Additions to non-current assets for reportable segments	35,067,670	51,265,558	38,917,145
Corporate and consolidation adjustments	1,335	—	21,010

Consolidated additions to non-current assets	35,069,005	51,265,558	38,938,155

(x) Total liabilities

Liabilities for reportable segments	(58,307,097)	(101,809,455)	(284,162,945)
Corporate and consolidation adjustments	(247,311,439)	(292,705,976)	(324,645,161)

Consolidated liabilities	(305,618,536)	(394,515,431)	(608,808,106)

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

39	SHARE-BASED PAYMENTS

39.1	Equity-settled

39.1.1 Stock options

The Group has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 55,428,847 (2013: 32,600,000) common shares. As at December 31, 2014, 9,702,882 options were outstanding and 45,725,965 options remained available to be granted. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted. The continuity of share purchase options is as follows:

	Weighted average exercise price	Number of options	Contractual weighted average remaining life (years)
Balance – December 31, 2012	$1.03	7,933,000	2.14
Granted	—	—
Exercised	—	—
Cancelled	—	—
Expired	1.21	(2,823,000)

Balance – December 31, 2013	$0.93	5,110,000	2.24
Granted	0.39	5,142,882
Exercised	—	—
Cancelled	—	—
Expired	0.96	(550,000)

Balance – December 31, 2014	$1.36	9,702,882	6.03

Options outstanding and exercisable at December 31, 2014 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
November 30, 2016	$0.84	4,060,000	4,060,000	1.92
May 1, 2017	$1.61	500,000	500,000	2.33
August 19, 2024	$0.39	5,142,882	—	9.64

Total		9,702,882	4,560,000

Weighted average exercise price		$1.36	$1.36

The exercise prices of all share purchase options granted during the year were equal to or greater than the market price at the grant date. Using the Black-Scholes option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the statement of changes in equity.

The share-based payments expense recognised during the year ended December 31, 2014 was $370,891 (2013: $21,783; 2012: $309,769).

The assumptions used to estimate the fair value of options granted during the year were:

	2014	2013	2012
Risk- free interest rate	6.10% – 7.86%	2.8%	2.8%
Option term	0. 5 - 8 years	5 – 7 years	5 – 7 years
Volatility	60%	83%	83%
Forfeiture rate	0%	0%	0%
Expected dividends	Nil	Nil	Nil

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

The volatility of the shares was calculated over the expected life of the option. Volatility was calculated by using available historical information on the share price for Atlatsa equal to the expected life of the scheme.

The risk free rate for periods within the contractual term of the share right is based on the Government of Canada benchmark bond yield.

39.1.2 Conditional Share Units (“CSUs”)

On August 20, 2014, the Company awarded 9,004,500 CSUs to eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. These CSUs will vest on March 31, 2017 after the Company’s Average Total Shareholder Return (“TSR”) for the 2014, 2015 and 2016 years are assessed when compared to five specified peer comparator companies. The CSUs will vest based on the following ranking in relation to the TSR:

Ranking of Atlatsa to peer comparator companies	% of shares to vest
First	100
Second	90
Third	60
Fourth	40
Fifth or below	0

The Monte Carlo simulation was used to simulate the future share prices by applying Geometric Brownian motion, dividends and expected vesting percentages. The performance of Atlatsa and the peer comparator companies was done at each entity’s reporting date. The final value of the scheme was calculated as the expected share price on December 31, 2016, multiplied by the expected vesting percentage, plus expected dividends (or the dividends converted to the appropriate number of additional shares) during the vesting period, discounted to the valuation date (August 20, 2014). The inputs and assumptions used in the valuation are described below:

	2014	2013	2012
Share price at grant date	ZAR3.60	—	—
Expected vesting percentage	24%	—	—
Volatility	25% - 60%	—	—
Risk-free interest rate (NACC)	6.09% - 6.68%	—	—
Expected dividend and dividend yield	0.00% - 2.72%	—	—
Correlation	(1%) - 100%	—	—

The share-based payment expense recognised during the period was $0.

39.2 Cash-settled

39.2.1 Share Appreciation Rights (“SARs”)

The Group currently has a scheme in place to award SARs to recognise the contributions of senior staff to the Group’s financial position and performance and to retain key employees. These SARs are linked to the share price of the Group on the JSE and are settled in cash on the exercise date.

A third of the SARs granted are exercisable annually from the grant date with an expiry date of 4 years from the grant date for senior management and 5 years for lower and middle management. The offer price of these SARs equaled the closing market price of the underlying shares on the trading date immediately preceding the granting of the SARs.

Vested shares	6,266,993	1,647,770	1,997,268

Share appreciation rights granted	21,851,994	15,166,658	15,327,601

Vesting year of unvested share appreciation rights:

Within one year	8,187,001	5,558,728	5,636,401
One to two years	3,774,000	7,048,597	5,237,200
Two to three years	3,624,000	2,559,333	4,418,000

Total number of shares unvested	15,585,001	15,166,658	15,327,601

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

The movement, recognised in profit and loss, for the SARs provision is calculated as an income in the year ended December 31, 2014 of $2,189,849 (2013: $4,188,348 expense, 2012: $nil).

The assumptions used to estimate the fair value of the SARS granted during the year were:

	2014	2013	2012
South African risk-free rate	5.95% - 7.32%	5.0% - 7.3%	4.9% - 5.8%
Volatility	65%	88% - 113%	82% - 106%
Share Price	ZAR2.30	ZAR5.73	ZAR1.30
Weighted average exercise price	ZAR1.49	ZAR1.93	Nil
Forfeiture rate	0%	0%	0%
Expected dividends	Nil	Nil	Nil

The only vesting condition for the scheme is that the employees should be in the employment of the Group at the time of vesting.

The volatility of the shares was calculated with the equally weighted standard approach of calculating volatility by using available historical information on the share price for Atlatsa equal to the term to maturity of the scheme.

The risk free rates were obtained from the bootstrapped zero coupon perfect fit swap curve as at December 31, 2014, sourced from the Bond Exchange of South Africa.

39.2.3 Restricted Share Units (“RSUs”)

On November 06, 2014, the Company awarded 133,333 RSUs to eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date for each unit held. These RSUs will vest on May 31, 2015.

The share-based expense recognised during the period was $9,358.

39.3	Equity settled - Bokoni Platinum Mine ESOP Trust

Prior to the acquisition of Bokoni on July 1, 2009, certain employees of Bokoni were part of the Anglo Group Employee Empowerment Scheme (“Kotula Scheme”). When Atlatsa acquired Bokoni, Anglo Platinum and Atlatsa replaced the Kotula Scheme with the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”), which has similar participation benefits to the Kotula Scheme.

The purpose of the ESOP Trust scheme is to incentivize and retain employees, promote BEE and increase broad-based and effective participation in the equity of Atlatsa by historically disadvantaged persons. The ESOP Trust holds and utilises ordinary shares in Atlatsa (refer note 17) for the benefit of the beneficiaries.

Any units that the employees held in the Kotula Scheme were exchanged into units in the ESOP Trust at a ratio of 15 units in the ESOP Trust for every Kotula unit held. The remaining units in the ESOP Trust are allocated to the employees in five equal annual installments beginning March 31, 2010 and for the next four years thereafter. Employees will receive an equal allocation of units. Any units held by a beneficiary that are forfeited shall be added back to the number of unallocated units available for future allocation.

The ESOP Trust shall dispose of the shares held in Atlatsa to the beneficiaries as follows:

•	One third vested in proportion to the beneficiaries units on May 16, 2013;

•	Half of the remaining balance of ordinary shares will vest in proportion to their interest on May 16, 2014; and

•	The remaining balance of ordinary shares will vest in proportion to their interest on May 16, 2015.

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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

At December 31, the following units were allocated:

	2014	2013	2012
Total units available for allocation	70,000,000	70,000,000	70,000,000
Allocation July 1, 2009	(20,078,634)	(20,078,634)	(20,078,634)
Allocation March 31, 2010	(10,282,759)	(10,282,759)	(10,282,759)
Allocation March 31, 2011	(10,666,586)	(10,666,586)	(10,666,586)
Allocation March 31, 2012	(11,081,905)	(11,081,905)	(11,081,905)
Allocation March 31, 2013	(11,081,905)	(11,081,905)	—
Allocation March 31, 2014*	(12,444,929)	—	—

Total units available for allocation at December 31	(5,636,718)	6,808,211	17,890,116

*	The over allocation in 2014 was due to units forfeited being re-allocated again.

Units forfeited	819,158	1,378,332	1,535,309
South African risk free rate	7.95%	6.4%	6.4%
Forfeiture rate	5.0%	5%	5%
Expected dividends	Nil	Nil	Nil
Exercise price	Nil	Nil	Nil
Share price at grant date (ZAR)	5.05	8.00	7.00

The share-based payment expense recognised during the year ended December 31, 2014 was $99,656 (2013: $955,704; 2012: $877,546).

40	CONTINGENT LIABILITIES

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

Deep Groundwater Pollution

Bokoni Mine has identified a future pollution risk posed by deep groundwater in certain underground shafts. Various studies have been undertaken by the mine since 2012. In view of the documentation of current information for the accurate estimation of the liability, we are unable to quantify the extent of either the existence or extent of pollution or its source, if any. As such the criteria in IAS 37 for recognizing a liability have not been met.

Litigation claims

There are pending litigation claims at year end to which Bokoni Mine is a defendant. The possible obligation amounts to $761,846 (ZAR7,580,561).

41	RELATED PARTIES

Relationships

Related party	Nature of relationship
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

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

Related party balances

		2014	2013
RPM	Loans and Borrowings (refer note 21)	(130,402,292)	(185,926,441)
	Trade and other payables	(16,493,972)	(15,546,290)
	Trade and other receivables	12,636,881	3,035,968

Related party transactions

RPM	Revenue (refer note 26 )	(237,390,814)	(195,621,452)
	Finance expense (before interest capitalised)	18,210,163	57,070,142
	Administration expenses	5,030,864	6,335,745
	Cost of sales	49,097,952	58,026,729
	Costs capitalised to capital work-in-progress	7,974,873	9,224,910
	Profit on sale of mineral property interests#	—	171,113,399
	Fair value gain on Consolidated Debt Facility (refer note 28)	—	47,999,162

#

The Profit on sale of mineral property interests is brought about by the sale of mineral assets (as described in note 13) to RPM. The actual consideration for the sale was $174.6 million (ZAR1.7 billion) of which $171.6 million (ZAR1.67 billion) was received by year-end.

Included in non-controlling interest is a gain on de-recognition of the debt facility between Bokoni Holdco and RPM of $nil (2013: $98,923,006).

Key Management Compensation

	2014	2013	2012
Remuneration for executive directors and key management
- Salaries	3,330,699	3,414,860	3,483,677
- Short-term benefits	2,365,772	1,655,880	723,609
- Share options	—	21,783	259,387
- Cash settled share-based payments	23,216	837,758	—
- Remuneration for non-executives	444,665	348,408	334,985

Total key management compensation	6,164,352	6,278,689	4,801,658

42	COMMITMENTS

	2014	2013
Contracted for	6,478,886	13,808,613
Not yet contracted for	4,959,265	16,965,588

Authorised capital expenditure	11,438,151	30,774,201

The committed expenditures relate to property, plant and equipment and will be funded through cash generated from operations and available loan facilities.

43	EVENTS AFTER THE REPORTING DATE

There were no events of a material nature that have occurred between the reporting date and the date of this report.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

44	EMPLOYEE COSTS

Employee costs included in profit/(loss) for the year are as follows:

	2014	2013	2012
Salaries and wages and other benefits	101,276,362	91,766,785	83,552,252
Retirement benefit costs	334,483	315,949	366,621
Medical aid contributions	13,664	12,939	14,570
Share-based payments – equity-settled	99,656	799,056	1,329,857
Share-based payments – cash-settled	(2,180,491)	837,758	—

Total employee costs	99,543,674	93,732,487	85,263,300

45	GROUP ENTITIES

The following are the shareholdings of the Company in the various group entities:

Company	Country of Incorporation	2014	2013
N1C Resources Incorporation	Cayman Islands	100%	100%
N2C Resources Incorporation *	Cayman Islands	100%	100%
Plateau Resources Proprietary Limited *	South Africa	100%	100%
Bokoni Holdings Proprietary Limited *	South Africa	51%	51%
Bokoni Mine Proprietary Limited *	South Africa	51%	51%
Boikgantsho Proprietary Limited *	South Africa	51%	51%
Kwanda Proprietary Limited *	South Africa	51%	51%
Ga-Phasha Proprietary Limited *	South Africa	51%	51%
Lebowa Platinum Mine Limited * #	South Africa	51%	51%
Middlepunt Hill Management Services Proprietary Limited * # f	South Africa	—	51%

The following are the structured entities in the group:

Bokoni Platinum Mine ESOP trust**	South Africa	Consolidated structured entity	Consolidated structured entity

Bokoni Rehabilitation Trust***	South Africa	Consolidated structured entity	Consolidated structured entity

Bokoni Platinum Mine Community Trust****	South Africa	Unconsolidated structured entity	Unconsolidated structured entity

*	Indirectly held.
#	These entities are dormant.
**

The Atlatsa group provided the funding through Bokoni Mine to construct the trust and purchase shares in Atlatsa, but is not required to provide any further financial support to this entity. The purpose of the Trust is to facilitate a share-based payment arrangement on behalf of the group. Atlatsa has the right to appoint one trustee, who has the right to reject any decision made by the other trustees. Atlatsa therefore has power of the trust.

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

[f]	The entity was deregistered at the end of December 2013.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

46	NON-CONTROLLING INTEREST

The only non-controlling interest is the 49% shareholding of RPM in Bokoni Holdco (please refer to organogram). Bokoni Holdco owns the Group’s various mineral property interests and operations are conducted in the Republic of South Africa in the Bushveld Complex.

Non-controlling interest roll forward	Note	2014	2013
Balance beginning of year		198,227,542	224,049,827
Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	28	12,480,278	199,179,381
Loss for the year		(24,940,444)	(99,623,161)
Total other comprehensive income for the year	35	(1,633,472)	(26,455,499)
Loss on de-recognition of debt facility	28	—	(98,923,006)

Balance at end of year		184,133,904	198,227,542

The following is summarised financial information for the Bokoni Holdco subgroup, prepared in accordance with IFRS.

Non-current assets	957,013,938	940,116,063
Current assets	25,194,819	73,851,830
Non-current liabilities	(13,641,146)	(123,388,538)
Current liabilities	(43,722,494)	(70,833,003)

Net assets	924,845,117	819,746,352

Revenue	237,390,814	195,621,452

Total comprehensive income (*)	(50,898,865)	(203,312,573)

Cash flows from operating activities	(9,208,777)	88,166
Cash flows from investment activities	(34,979,248)	131,497,258
Cash flows from financing activities	12,634,923	(101,770,828)

Net increase in cash and cash equivalents	(31,553,102)	29,814,596

*	As Bokoni Holdco has no other comprehensive income, total comprehensive income is therefore equal to the loss for the year.

ATLATSA RESOURCES CORPORATION

Notes to the Consolidated Financial Statements

For the year ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

GROUP ORGANOGRAM

*	Black Economic Empowerment.
**	ESOP Trust is consolidated into the Company.
#	Dormant from December 13, 2013.
^	Bokoni Rehabilitation Trust is consolidated into Bokoni.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Atlatsa Resources Corporation

We have audited the accompanying consolidated statement of financial position of Atlatsa Resources Corporation (the “Corporation”) as of 31 December 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December 2014. We also have audited the Corporation’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and express an opinion on the Corporation’s internal control over financial reporting based on our audits.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s consolidated financial statements will not be prevented or detected on a timely basis. A material weakness related to management oversight at the operations has been identified and included in management’s assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Corporation. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlatsa Resources Corporation as of 31 December 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Corporation has not maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2014, relative to the aforementioned material weakness in internal control over financial reporting.

The accompanying consolidated financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Corporation has suffered recurring losses from operations and if the terms and conditions as set out in the letter of support are not met it raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG Inc.

Registered Auditors

Johannesburg, South Africa

31 March 2015

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

4.30	Amended and Restated Sale of Assets Agreement between Rustenburg Platinum Mines Limited and Boikgantsho Platinum Mine Proprietary Limited dated November 15, 2013.(9)

4.31	Amended and Restated Sale of a Portion of a Mining Right Agreement between RPM and Ga-Phasha Platinum Mine Proprietary Limited dated November 15, 2013. (9)

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

8.1	List of Subsidiaries. (7)

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

15.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2014. (11)

Notes:

*	Filed herewith
(1)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2000.
(2)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2003.
(3)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2004.
(4)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2006.
(5)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2007.
(6)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2008.
(7)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2010.
(8)	Incorporated by reference to Atlatsa’s report on Form 6-K, furnished to the Commission on September 20, 2013.
(9)	Incorporated by reference to Atlatsa’s report on Form 20-F for the year ended December 31, 2013.
(10)	Incorporated by reference to Atlatsa’s report on Form 6-K, furnished to the Commission on March 31, 2014.
(11)	Incorporated by reference to Atlatsa’s report on Form 6-K, furnished to the Commission on March 31, 2015.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATLATSA RESOURCES CORPORATION

DATED: March 31, 2015	By:	/s/ Boipelo Lekubo
Boipelo Lekubo
Chief Financial Officer

INDEX TO EXHIBITS

1.	Articles of the Company. (1)

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. (2)

4.02	Share Exchange Agreement between Pelawan and Atlatsa dated January 21, 2004. (2)

4.03	Shareholders Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of September 19, 2004. (3)

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006. (4)

4.05	The Settlement Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of December 28, 2006. (4)

4.06	Amending Agreement between Pelawan, Atlatsa and the Pelawan Trust, dated as of December 20, 2007. (6)

4.07	Sale of Concentrate Agreement between RPM and Bokoni Mine, dated December 21, 2007. (6)

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009. (6)

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009. (6)

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine Proprietary Limited, dated March 28, 2008, as amended on May 13, 2009. (6)

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine Proprietary Limited (formerly Richtrau No. 207 Proprietary Limited), dated March 28, 2008, as amended on May 13, 2009. (6)

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 Proprietary Ltd dated March 28, 2008. (6)

4.14	Umbrella Services Agreement amongst Anglo Platinum, Atlatsa and Holdco, dated March 28, 2008. (6)

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008. (6)

4.16	Atlatsa Shareholders Agreement among Atlatsa Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009. (6)

4.17	Exchange Agreement among Atlatsa, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009. (6)

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

8.1	List of Subsidiaries. (7)

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

15.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2014. (11)

Notes:

*	Filed herewith
(1)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2000.
(2)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2003.
(3)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2004.
(4)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2006.
(5)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2007.
(6)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2008.
(7)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2010.
(8)	Incorporated by reference to Atlatsa’s report on Form 6-K furnished to the Commission on September 20, 2013
(9)	Incorporated by reference to Atlatsa’s report on Form 20-F for the year ended December 31, 2013
(10)	Incorporated by reference to Atlatsa’s report on Form 6-K, furnished to the Commission on March 31, 2014.
(11)	Incorporated by reference to Atlatsa’s report on Form 6-K, furnished to the Commission on March 31, 2015.