Form 20-F
period 2015-12-31
ATLATSA RESOURCES CORP
filed 2016-03-30
CIK 1028277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

4th Floor, 82 Grayston Drive, Sandton, Johannesburg, 2146, South Africa

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Shares without par value	None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of Registrant’s only class of common stock as of December 31, 2015:

554,421,806 common shares without par value

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

In this Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (“Annual Report”), all references to the “Company” or to “Atlatsa” refers to Atlatsa Resources Corporation and its subsidiaries, unless the context clearly requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of terms. See “Glossary of Terms”.

Atlatsa uses the Canadian dollar as its reporting currency. All references in this document to “CAD”, “dollars” or “$” are to Canadian dollars, unless otherwise indicated. On February 29, 2016, the noon exchange rate for Canadian dollars as reported by the Bank of Canada was CAD 1.00 = USD 0.7395. On February 29, 2016, the noon exchange rate for South African Rand as reported by the Bank of Canada was ZAR11.66 = USD 1.00. See ITEM 3 - “Key Information” for more detailed currency and conversion information.

Management’s Discussion and Analysis (“MD&A”) for the fiscal year ended December 31, 2015, which was furnished to the Commission on a Form 6-K on March 30, 2016, is incorporated by reference herein in its entirety, and forms part of the Company’s responses to certain ITEMS of this Annual Report, as stated herein.

Except as noted, the information set forth in this Annual Report is as of March 30, 2016, and all information included in this document should only be considered correct as of such date.

This Annual Report is dated March 30, 2016.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes certain statements that constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws, including without limitation, statements relating to potential acquisitions and/or disposals, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects such statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipate”, “estimate”, “project”, “expect”, “intend”, “believe”, “plan”, “forecasts”, “predicts”, “schedule”, “forecast”, “predict”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; Bokoni Mine will maintain production levels in accordance with mine operating plan; the Restructure Plan (defined below) will continue to be implemented as planned (see ITEM 4. A.5. Refinance Plan (2012-2014)) and on the expected timeframes and will achieve improvements in production and operational efficiencies as anticipated; the Company’s ability to meet the conditions of utilization of the Term Loan Facility; the Platreef Projects will continue to be positive (see ITEM 4. D.19. The Platreef Project); contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns, strikes or community unrest are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur. Examples of such forward-looking statements include, but are not limited to:

•	Bokoni Mine is expected to achieve production levels similar to previous years.

•	The Restructure Plan is implemented successfully (see ITEM 4. A.4. Bokoni Restructure Plan) and is anticipated to be fully completed by Quarter 2 of 2016.

•	The Company expects to be able to continue its financing strategy on favourable terms.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include: uncertainties related to the timing, implementation and financial and operational outcomes expected as a result of the Restructure Plan at Bokoni Mine (see ITEM 4. A.4. Bokoni Restructure Plan); uncertainties related to the continued implementation of the Bokoni Mine operating plan and opencast mining operations; uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans; fluctuations in market prices, levels of exploitation and exploration successes; changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation; continued availability of capital and financing; general economic, market or business conditions; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, industrial unrest and strikes; political instability; suspension of operations and damage to mining property as a result of community unrest and safety incidents; insurrection or war; the effect of HIV/AIDS on labour force availability and turnover; delays in obtaining government approvals; and the Company’s ability to satisfy the terms and conditions of Term Loan Facility, as described in “Liquidity” in the MD&A for the fiscal year ended December 31, 2015, which was furnished on EDGAR on Form 6-K on March 30, 2016 and is specifically incorporated by references herein in its entirety and under “Going Concern” in note 2 of the audited Consolidated Financial Statements. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under ITEM 3D “Risk Factors” in this Annual Report.

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Atlatsa or persons acting on its behalf. Atlatsa assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary notes and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, Canadian securities regulators or the SEC and which are publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES

Earnings before net finance costs, income tax, depreciation and amortization (“EBITDA”) is not a recognized measure under IFRS and should not be construed as an alternative to net profit or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of Atlatsa’s liquidity and cash flows. While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes, the Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers. Refer to note 38, entitled “Segment Information” of our audited Consolidated Financial Statements for Fiscal 2015 and 2014, for a reconciliation of EBITDA to net income/(loss) which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE TO U.S. INVESTORS

This Annual Report uses the terms “measured resources” and “indicated resources”. Atlatsa advises U.S. investors that while those terms are recognized and required by Canadian securities regulators, the SEC does not recognize them. U.S. investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

This Annual Report uses the term “inferred resources”. Atlatsa advises U.S. investors that while the term “inferred resources” is recognized and required by Canadian securities regulators, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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

GLOSSARY OF TERMS

Certain terms used in this Annual Report are defined as follows:

2009 Senior Debt Facility	The senior term loan facility provided by RPM to Plateau, which was paid out and extinguished on December 13, 2013.

Advance	RPM has agreed to fund the Bokoni Mine with an advance on the Purchase of Concentrate revenue on the sales made to RPM.

Affiliate	As ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein.

AG8	An adjustment to the carrying amount of the financial instrument (i.e. the New Senior Facilities Agreement) should the estimated future cash flows or the interest rate change after the calculation of the effective interest rate on initial recognition. This means that any change in expectations of future cash flows or interest rates are reflected in the adjusted carrying amount, and that change in the carrying amount is recognized immediately as a gain or loss in the Consolidated Statement of Comprehensive Income.

Amendment Agreement	The Amendment Agreement effecting an increase of $19.3 million (ZAR215.7 million) was signed on May 28, 2013. This was an interim arrangement until the New Senior Facilities Agreement was in place.

Anglo Platinum	Anglo American Platinum Limited, a public company incorporated under the laws of South Africa and whose common shares are listed on the JSE, and includes its subsidiaries where the context requires, a subsidiary of Anglo American plc.

Atlatsa or the Company or the Group	Atlatsa Resources Corporation (previously Anooraq Resources Corporation), a corporation incorporated under the laws of the Province of British Columbia and listed on the TSX and the JSE, and includes its subsidiaries where the context requires.

Atlatsa Holdings	Atlatsa Holdings Proprietary Limited, a private company incorporated under the laws of South Africa (formerly known as Pelawan Investments Proprietary Limited).

“B” Preference Shares	Collectively, the 115,800 cumulative convertible preference shares in the authorized capital of Pelawan SPV, the 115,800 cumulative convertible redeemable preference shares in the capital of Plateau and the 111,600 cumulative convertible redeemable preference shares in the capital of Plateau, and is described in ITEM: 4. A.6.3.2. Share Settled Financing – The “B” preference shares.

BIC	Bushveld Igneous Complex.

BEE	Black Economic Empowerment, as envisaged pursuant to the MPRDA and related legislation and guidelines, being a strategy aimed at substantially increasing participation by HDPs at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the Apartheid system in South Africa, by seeking to substantially and equitably increase the ownership and management of South Africa’s resources by the majority of its citizens and so ensure broader and more meaningful participation in the economy by HDPs.

Beneficial Shareholder	A Shareholder who beneficially owns and holds Common Shares through a broker (or some other intermediary) and who does not hold Common Shares in his, her or its own name.

Board of Directors or Board	The board of directors of Atlatsa.

Boikgantsho	Boikgantsho Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, located on the Northern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the Northern portion of the Overysel farm. RPM and Boikgantsho entered into a Sale of Assets Agreement dated March 27, pursuant to which RPM purchased the mineral properties of both farms, and were sold to RPM on December 13, 2013. This subsidiary is dormant as of December 13, 2013.

Bokoni or Bokoni Mine	Bokoni Platinum Mines Proprietary Limited, a private company incorporated under the laws of South Africa, formerly named Richtrau No. 177 Proprietary Limited and which is a wholly owned subsidiary of Bokoni Holdco. A PGM mine, located on the Eastern Limb of the Bushveld Complex in South Africa on the Diamond, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad, Brakfontein, Avoca, Klipfontein and Zeekoegat farms, formerly named the Lebowa Platinum Mine.

Bokoni Holdco	Bokoni Platinum Holdings Proprietary Limited a private company incorporated under the laws of South Africa which are the holding company of Bokoni Mine, Kwanda, Boikgantsho and Ga-Phasha. The latter two companies have been dormant from December 13, 2013.

Bokoni Group	Bokoni Holdco and all of its subsidiaries.

CAD or $ or dollars	Canadian Dollar or “dollars” or “$”, the currency of Canada.

CEO	Chief Executive Officer.

CCO	Chief Commercial Officer.

CFO	Chief Financial Officer.

COO	Chief Operating Officer.

Common Shares	Common shares without par value in the capital of the Company.

COSO	Committee of Sponsoring Organizations of the Treadway Commission.

Disinterested Shareholders	In respect of any resolution, all Shareholders except those Shareholders that have an interest in that resolution and in the case of the resolutions to approve the Refinance Plan excludes Anglo Platinum and RPM.

DMR	The Government of South Africa acting through the Minister of Mineral Resources and the Department of Mineral Resources and their respective successors and delegates.

Eastern Ga-Phasha	The Eastern section of Ga-Phasha, located on the Eastern Limb of the Bushveld Complex in South Africa, comprising the farms Paschaskraal and De Kamp, which was sold and transferred to RPM on December 13, 2013.

EDGAR	Electronic Document Gathering and Retrieval System.

Elemental Symbols	Pt – Platinum; Pd – Palladium; Au – Gold; Ag – Silver; Cu – Copper; Cr – Chromium; Ni – Nickel; Pb – Lead; Rh – Rhodium; Ru – Ruthenium.

EBIT	Earnings before interest and taxes (as defined in the Royalty Act).

EBITDA	Earnings before net finance expense, income tax, depreciation and amortization.

Fair value	The fair value of a loan represents the fair value difference between the Company’s cost of borrowing when compared to a market related cost of borrowing available to the Company.

Farm	A term commonly used in South Africa to describe the area of a mineral interest.

Fiscal	Year ending December 31, of the calendar year.

GAAP	General Accepted Accounting Policies.

Ga-Phasha	Ga-Phasha Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa which, as of July 1, 2009, is a wholly owned subsidiary of Bokoni Holdco. RPM and Ga-Phasha entered into a Sale of a Portion of a Mining Right Agreement dated March 27, 2013 pursuant to which RPM purchased and Ga-Phasha sold the Eastern section of the Ga-Phasha Project, comprised of Paschaskraal and De Kamp farms on December 13, 2013.

Ga-Phasha Mining Right	The Ga-Phasha Mining Right was a converted mining right, granted to Ga-Phasha, over the area comprising the farms Avoca, De Kamp, Klipfontein and Paschaskraal. The farms Paschaskraal and De Kamp were sold to RPM as noted in the Ga-Phasha Asset Sale Agreement. The Bokoni mining right (LP30/5/1/2/2/59 MR) was amended to include two mineral properties - Avoca

472 KS and Klipfontein 465 KS, which were previously considered part of Ga-Phasha

HDP	A “historically disadvantaged person” as contemplated in the Mineral Development Act, being a person who was discriminated against under the Apartheid system, and includes certain trusts and companies in which such persons has interests, as contemplated in the Bokoni Holdco Shareholders Agreement.

HDSI	Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada.

HIV/AIDS	Human immunodeficiency virus infection / acquired immunodeficiency syndrome (HIV/AIDS) is a disease of the human immune system caused by infection with human immunodeficiency virus (HIV).

Holdco Shareholders Agreement	The Shareholders’ Agreement entered into between Plateau, RPM and Bokoni Holdco, dated March 28, 2008, as amended on May 6, 2009, and amended on March 27, 2013; to govern the relationship between Plateau and RPM as shareholders of Bokoni Holdco.

IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board.

Intermediaries	Brokers, investment firms, cleaning houses and similar entities that own and hold Common Shares on behalf of Beneficial Shareholders.

JIBAR	Johannesburg Interbank Agreed Rate.

JSE	JSE Limited, a company incorporated in accordance with the laws of South Africa, licensed as an exchange under the South African Securities Services Act, 2004.

Ktpm	Kilo tonnes per month.

Kwanda	Kwanda Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa which, as of July 1, 2009, is a wholly owned subsidiary of Bokoni Holdco and owns the Kwanda Project, located on the Northern Limb of the Bushveld Complex in South Africa, on 12 farms.

LOM	Life of Mine.

LTIFR	Lost Time Injury Frequency Rate (including serious injuries).

Minxcon	Minxcon Proprietary Limited, a private company incorporated under the laws of South Africa.

MD&A	Management’s Discussion and Analysis.

MPH	Middlepunt Hill.

MPRDA	The Mineral and Petroleum Resources Development Act, 2002 (South Africa) or “MPRDA”.

Mining Charter	The Broad Based Socio-Economic Empowerment Charter for the South African mining industry, signed by the DMR, the South African Chamber of Mines and others on October 11, 2002.

N1C	N1C Resources Inc., a wholly owned subsidiary of Atlatsa incorporated on December 2, 1999 under the laws of the Cayman Islands.

N2C	N2C Resources Inc., a wholly owned indirect subsidiary of Atlatsa incorporated on December 2, 1999 under the laws of the Cayman Islands.

NI 43-101	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

New Senior Facilities Agreement	The senior term loan and revolving facility agreement dated March 27, 2013 between Plateau and RPM, pursuant to which RPM made available to Plateau on December 13, 2013, a senior term loan and revolving facility in a total amount of up to $205.8 million (ZAR2,300.0 million). Subsequent to the repayment of $74.8 million (ZAR750.0 million converted at transaction date: January 31, 2014) from the subscription for 125 million Common Shares, in the Company by RPM on January 31, 2014, the facility’s limit for drawdowns, was reduced to $138.7 million

(ZAR1,550.0 million). On December 9, 2015, the Senior Facilities Agreement was amended and restated to increase the availability under the facility by $6.4 million (ZAR71.4 million) to enable Plateau to advance its 51% pro rata share of the backlog of trade and other payables due to RPM of approximately $12.5 million (ZAR140.0 million) to be repaid.

NYSE MKT	NYSE MKT LLC.

OCSF	Operating Cash Flow Shortfall Facility.

Opencast	Klipfontein opencast project.

Pelawan Lock-In Amendments	The amendment agreement entered into between Atlatsa, Plateau and Atlatsa Holdings pursuant to which Atlatsa Holdings has agreed, subject to the completion of the Refinance Plan, to an extension of its lock-in undertakings contained in the Pelawan Shareholders Agreement.

Pelawan Shareholders Agreement	The shareholders agreement between Atlatsa, Plateau, the Pelawan Trust and Atlatsa Holdings dated June 12, 2009.

Pelawan SPV	The Pelawan Finance SPV Proprietary Limited, a special purpose vehicle established by, and wholly-owned subsidiary of, Atlatsa Holdings.

Pelawan Trust	The independent South African trust established in accordance with a trust deed dated September 2, 2004, the trustees of which are Andre Visser, Tumelo Motsisi and Asna Chris Harold Motaung.

PGM	Platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium.

Plateau	Plateau Resources Proprietary Limited, a private company incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Atlatsa.

Project companies or Projects	In Fiscal 2015 and 2014, this only included Mining exploration in Kwanda. In Fiscal 2013, this also included Boikgantsho, Kwanda and Ga-Phasha. Boikgantsho and two farms in Ga-Phasha (De Kamp and Paschaskraal) were sold to RPM and the remaining two farms in Ga-Phasha (Avoca and Klipfontein) were transferred to Bokoni Mine on December 13, 2013. See the “segment information” (note 38) in the audited Consolidated Financial Statements for Fiscal 2015 for more details.

Platreef Properties	The Platreef PGM properties located on the Northern Limb of the Bushveld Complex in South Africa, which includes the Kwanda, Boikgantsho and Rietfontein projects.

Refinancing Plan	The plan for the refinancing, recapitalization and restructure of the Company and the Bokoni Group completed between 2012 and 2014. See ITEM 4. A.5. Refinance Plan (2012-2014).

Registered Shareholder	A Shareholder whose name appears on Atlatsa’s central security register as a registered holder of Common Shares as of the Record Date.

Restructure Plan	The restructuring as announced on September 16, 2015. See ITEM 4. A.4. Bokoni Restructure Plan.

Royalty Act	The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, in relation to royalties to be levied by the South African state in respect of the transfer of mineral or petroleum resources.

RPM	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum.

SAMREC	The principles contained in the South African Code for Reporting of Mineral Resources and Mineral Reserves of 2007, revised in 2009, also known as the “SAMREC Code”

SARB	South African Reserve Bank

SEC	U.S. Securities and Exchange Commission.

SEDAR	System for Electronic Document Analysis and Retrieval.

Shareholder’s Loan	The portion of the debt between RPM and Bokoni Holdco. When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. In respect of loans with shareholders, the difference between the loan received and the amount recognized at fair value on initial recognition, is recognized as a fair value gain or loss directly in equity.

South Africa	The Republic of South Africa.

tpm	tonnes per month.

US or U.S.	United States of America or “United States”.

USD or US$	US Dollar, the currency of the United States of America.

Term Loan Facility	The facility that was entered into with RPM on December 9, 2015, providing a $29.9 million (ZAR334.0 million) facility to enable Plateau to advance its 51% pro-rata share of the shareholder loans to Bokoni Holdco for the sole purpose of enabling Bokoni Mine to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from Bokoni Mine cash flows.

TSX	Toronto Stock Exchange.

TSX-V	TSX Venture Exchange.

Western Ga-Phasha	The Western section of the Ga-Phasha Project, located on the Eastern Limb of the Bushveld Complex in South Africa, comprising the Klipfontein and Avoca mineral properties, which were consolidated with the Bokoni Mine’s activities on December 13, 2013.

Working Capital Facility	On December 13, 2013, Plateau and RPM entered into a Working Capital Facility whereby RPM agreed to make a maximum of $2.7 million (ZAR30 million) per year available to Atlatsa during each of 2013, 2014 and 2015 for an aggregate facility of $8.1 million (ZAR90 million), including capitalized interest to fund Atlatsa’s corporate and administrative expenses through to 2015. See ITEM 4. A.6.7. Working Capital Facility.

ZAR	South African Rand, the currency of South Africa.

Geological/Exploration Terms

4E grade	The 4E grade is the sum of the grade of Pt, Pd, Rh and Au.

Chromitite	An igneous rock composed mostly of the mineral chromite and found in ultramafic to mafic layered intrusions.

Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth’s crust.

Feldspathic	Containing feldspar as a principal ingredient.

Gabbro	Course grained mafic igneous rock.

Lithology	Rock composition and structure.

Mafic	Composed of dark ferromagnesian minerals.

Mineral Deposit	A deposit of mineralization that may or may not be ore. Under SEC rules, a mineral reserves or ore is determined by a full feasibility study, and mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted or produced at the time the reserve determination is made. Under Canadian rules, mineral reserves may be determined by a preliminary feasibility study.

Mineralized Material	A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility. Mineralization classified as “inferred”, is a classification that is acceptable under Canadian regulations (see “Resource Category (Classification) Definitions” below) but cannot be used in a feasibility study and is not recognized by the SEC.

Norite	A coarse-grained plutonic rock in which the chief constituent is basic plagioclase feldspar (labradorite) and the dominant mafic mineral is orthopyroxene (hypersthene).

Pyroxenite	A medium or coarse-grained rock consisting essentially of pyroxene, a common rock forming mineral.

SAMREC Code	South African Code for Reporting of Mineral Resources and Mineral Reserves.

Technical Report	Means a report prepared and filed in accordance with National Instrument 43-101 on the Company’s profile with the Canadian Security Administrators on SEDAR at www.sedar.com.

Atlatsa’s technical report titled “An Independent Qualified Persons’ Report on the Bokoni Platinum Mine, in the Mpumalanga Province[1], South Africa” dated April 24, 2013 and filed on SEDAR at www.sedar.com and furnished on EDGAR at www.sec.gov on May 14, 2013.

The authors of the report were: NJ Odendaal, CJ Muller, D v Heerden, and D Clemente.

[1]	To note: Bokoni Mine is situated in the Limpopo Province and incorrectly referenced as Mpumalanga in the above report. No material change has occurred and there is therefore no need for an updated report.

Resource Category (Classification) Definitions

Mineral Reserve	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) states that the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended (“CIM Standards”). CIM Standards defines a “Mineral Reserve” as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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

The selected consolidated financial data set forth below for the years ended as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 have been derived from the Company’s audited Consolidated Financial Statements included in ITEM 18 of this Annual Report.

Selected consolidated financial data as at December 31, 2013, 2012 and 2011 and for each of the years ended December 31, 2013, 2012 and 2011 have been derived from the Company’s previously filed audited Consolidated Financial Statements not included in this document.

The selected consolidated financial data as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited Consolidated Financial Statements included in ITEM 18.

The audited Consolidated Financial Statements from which the following financial data have been derived were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

	Year ended
	December 31, 2015	December 31, 2014
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated Statement of Comprehensive Income information:
Revenue	205,691	237,391
Operating (loss)	(416,233)	(40,110)
Net (loss)	(368,982)	(49,550)
(Loss) attributable to owners of Atlatsa	(167,069)	(24,609)

Consolidated Statement of financial position information (as at year end):
Total assets	326,388	720,825
Total equity	52,551	415,206
Share capital	309,691	309,660

Per share information (CAD cents)
Basic (loss)/ per share	(30 cents )	(5 cents )
Diluted (loss) per share	(30 cents )	(5 cents )

Weighted average shares in issue (number):
Average shares outstanding – basic	553,808,838	541,956,940
Average shares outstanding – diluted	553,808,838	541,956,940
No dividends have been declared for any of the periods above.

	Year ended
	December 31, 2013	December 31, 2012	December 31, 2011
	(CAD in thousands)
	(Except per share info and weighted average shares in issue)
Consolidated Statement of Comprehensive Income information:
Revenue	195,621	117,557	144,407
Operating loss	159,785	(2,548)	(89,233)
Net profit / (loss)	99,869	(95,567)	(147,865)
Loss attributable to owners of Atlatsa	199,492	(18,718)	(81,929)

Consolidated Statement of financial position information (as at year end):
Total assets	773,629	814,065	893,009
Total equity	379,114	205,257	(28,085)
Share capital	71,967	71,967	71,967

Per share information (CAD cents)
Basic profit / (loss) per share	47 cents	(4 cents )	19 cents
Diluted profit / (loss) per share	46 cents	(4 cents )	19 cents

Weighted average shares in issue (number):
Average shares outstanding – basic	426,290,432	424,791,411	424,783,603
Average shares outstanding – diluted	429,288,473	424,791,411	424,783,603

No dividends have been declared for any of the periods above.

Exchange rate information

The following table sets forth, for the U.S. dollars, expressed in Canadian dollars, (i) the average of the exchange rates in effect during each period, and (ii) the high and low exchange rates during each period.

The U.S. dollar expressed in Canadian dollars for the year ended December 31, or the respective month (1)(2)(3)	Average	High	Low

2011	0.99	1.06	0.94
2012	1.00	1.04	0.97
2013	1.03	1.07	0.99
2014	1.10	1.16	1.06
2015	1.28	1.40	1.17
September 2015	1.33	1.40	1.29
October 2015	1.31	1.32	1.29
November 2015	1.33	1.34	1.31
December 2015	1.37	1.40	1.34
January 2016	1.42	1.46	1.40
February 2016	1.38	1.40	1.35

(1)	The average exchange rate for each full year is calculated using the average exchange rate on each day during the year. The average exchange rate for each month is calculated using the average of the daily exchange rates during the month.
(2)	Based on noon buying rates as published by the Bank of Canada.
(3)	The average exchange rates for Fiscal 2015, as well as monthly data until February 2016 have been calculated with information up to February 29, 2016.

The following table sets forth, for ZAR, expressed in Canadian dollars, (i) the average of the exchange rates in effect during each period, and (ii) high and low exchange rates during each period.

ZAR expressed in Canadian dollars for the year ended December 31, or the respective month (1)(2)	Average	High	Low

2011	0.137	0.149	0.123
2012	0.122	0.132	0.111
2013	0.107	0.116	0.100
2014	0.102	0.106	0.098
2015	0.101	0.110	0.087
September 2015	0.097	0.099	0.096
October 2015	0.097	0.099	0.095
November 2015	0.094	0.096	0.092
December 2015	0.093	0.096	0.087
January 2016	0.087	0.090	0.085
February 2016	0.088	0.091	0.084

(1)	The average exchange rate for each full year is calculated using the average exchange rate on each day during the year. The average exchange rate for each month is calculated using the average of the daily exchange rates during the month.
(2)	Based on noon buying rates as published by the Bank of Canada.
(3)	The average exchange rates for Fiscal 2015, as well as monthly data until February 2016 have been calculated with information up to February 29, 2016.

ZAR expressed in U.S. dollars for the year ended December 31, or the respective month (1)(2)	Average	High	Low

2011	0.138	0.152	0.117
2012	0.122	0.134	0.111
2013	0.104	0.118	0.095
2014	0.092	0.097	0.085
2015	0.079	0.063	0.089
September 2015	0.073	0.072	0.075
October 2015	0.074	0.072	0.076
November 2015	0.071	0.096	0.073
December 2015	0.067	0.070	0.063
January 2016	0.061	0.064	0.059
February 2016	0.063	0.066	0.062

(1)	The average exchange rate for each full year is calculated using the average exchange rate on each day during the year. The average exchange rate for each month is calculated using the average of the daily exchange rates during the month.
(2)	Based on noon buying rates as published by the Bank of Canada.
(3)	The average exchange rates for Fiscal 2015, as well as monthly data until February 2016 have been calculated with information up to February 28, 2016.

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

Industry Risks

Bokoni Mine’s operations and profits continue to run the risk of being adversely affected by industrial action and new and existing labour laws

There has been and continues to be an increase in labour relation activity in South Africa, particularly as a result of the five months labour strike by the Association of Mineworkers and Construction Union (“AMCU”) during Fiscal 2014, and in recent years, there have been new labour laws introduced or amendments to existing labour laws that impose additional obligations or grant additional rights to workers, thereby increasing compliance and other costs. This strike did not impact the Company directly; however it did affect the industry as a whole.

Atlatsa did not experience serious labour unrest in Fiscal 2015; however in Quarter Four of Fiscal 2012, labour unrest had a material adverse impact on Bokoni Mine’s operations, production and financial performance. On May 11, 2015, operations at Bokoni Mine were interrupted by community unrest that took place in the Bokoni Mine area when some members of communities surrounding Bokoni Mine blocked the main road leading to the mine with burning tyres and rocks. The unrest prevented employees from reporting to work, which resulted in three days of lost production. Stability was restored to the area on May 14, 2015 and all employees returned to work shortly thereafter. The occurrence of any such events in the future could have further negative impacts upon financial performance and condition.

Greater union activity, including the entry of rival unions, has resulted in more frequent industrial disputes, including violent protests and clashes with police authorities, and has impacted labour negotiations. A number of unions in various industries have continued to threaten to or have recently gone on strike, causing work stoppages and production losses. As a result, South Africa’s sovereign debt credit rating, along with the credit ratings of a number of the country’s leading mining companies was downgraded; Standard & Poor’s ratings services have lowered the long-term foreign currency sovereign credit rating on South Africa to ‘BBB-/A3’ from ‘BBB-’ on December 4, 2015. Standard & Poor also lowered the long-term local currency rating to ‘BBB+/A-2’ from ‘BBB+’. Fitch downgraded South Africa’s long-term foreign and local currency default rating to ‘BBB-’ and ‘BBB’ on December 4, 2015. At ‘Baa2’, Moody’s announced a review to take place in March 2016 with a possible downgrade in sight.

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

Subsequent to the strike in Fiscal 2014, it became apparent to a number of speculators that the above ground PGM inventories, particularly platinum, could be much larger than originally anticipated. As a result, PGM prices remained relatively flat and then started to decrease during the latter part of 2014. These negative price movements, together with a downturn in the global economic outlook for commodity consumption and announcements from the three largest platinum producers that their strike affected operations were ramping up to steady state faster than anticipated, resulted in a large number of speculative positions being unwound in the market, such that PGM prices then retreated significantly, back towards their lowest levels since 2008/2009.

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

Deterioration of economic conditions may adversely affect our business, operating results, cash flows and financial condition

The prices of PGM are volatile, and are affected by numerous economic factors beyond Atlatsa’s control. The level of interest rates, the rate of inflation, world supply of PGM and stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. In January 2016, the International Monetary Fund (“IMF”) downgraded South Africa’s growth prospects for 2016 to 0.7% compared to its previous forecast of 1.3%. The IMF also downgraded its forecast for world economic growth, which is in itself an external factor to keep in mind of world-wide economic conditions.

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

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to compliance policies and increases costs of compliance

Laws, regulations and standards relating to accounting, corporate governance and public disclosure, new SEC regulations and other listing regulations of the TSX and JSE; applicable to the Company are subject to change and can create uncertainty for companies listed under multi-judicial environments. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty on compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

The Company is subject to reporting on its effectiveness of internal controls over financial reporting and may determine in the future that it does not have adequate internal controls over financial reporting

Under Sections 302, 404 and 906, of the Sarbanes-Oxley Act of 2002, Atlatsa is required to furnish a report by management on internal control over financial reporting. The report in this Annual Report contains, among other matters, an assessment of the effectiveness of internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not internal controls over financial reporting are effective.

In the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, the Company concluded that it did not have adequate internal controls over financial reporting. The Company has since remediated the material weakness that it disclosed in Fiscal 2014. However; there is no assurance that a control failures or combination of control failures could reoccur in future that could materially affect the business.

The Company is in the process of implementing the Committee of Sponsoring Organizations of the Treadway Commission framework that was issued on May 14, 2013.

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

Proposed amendments to the MPRDA were referred back to the National Assembly in January 2015, for reconsideration and the Company will continue to evaluate any potential impact that these proposed amendments may have on its business. For the remainder of Fiscal 2015, slow progress was made in reconsidering the Amendment Bill, and in March 2016, the DMR Minister announced the establishment of a more streamlined Mineral and Mining Development Board, whom will also undertake the amendments to the MPRDA.

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

Another sector trend was a focus on compliance amongst South African platinum producers in relation to their BEE credentials, as required in terms of South African mineral legislation and its associated Mining Charter. To that end; South African platinum producers are required to demonstrate compliance as at December 31, 2014, with audit assessments estimated to be finalized by March 31, 2015. Although the due date of the audit assessments have passed, feedback has not be been published. The South African Chamber of Mines, together with certain Industry participants have challenged the Minister on certain legislative and regulatory rule interpretations surrounding the so called “Once empowered always empowered” principle, resulting in parties announcing their intention to seek a declaratory ruling on the matter from the High Court.

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

Operations are subject to the risk of Land Claims

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

On June 3, 2014 the Davis Tax Committee called for interested parties to make submissions in respect of the mining taxation review. On August 13, 2015, the Davis Tax Committee released the ‘First Interim report on Mining’ for public comment, with a closing date of October 31, 2015. No further reports have been issued to date.

Carbon Tax/Climate Change Policies

In May 2013, the South African Government released the Carbon Tax Policy Paper which serves as an update to the Carbon Tax Discussion Paper on the introduction of a carbon-pricing mechanism in South Africa with the aim of reducing the emission of greenhouse gases. Currently, the Carbon Tax Policy Paper proposes that the carbon tax be implemented in accordance with a phased approach. The first phase will be for five years, effective from January 1, 2016 to December 31, 2020. During the first phase, it is proposed that carbon tax be introduced at ZAR120 per ton of carbon dioxide equivalent, increasing at 10% per annum. Further, 60% of emissions would initially be tax exempt. When the tax free thresholds are taken into account, the effective tax rate will range between ZAR12 and ZAR48 per ton of carbon dioxide equivalent.

The second phase for the implementation of the carbon tax will be for another 5 years from 2020 to 2025.

On November 2, 2015 the National Treasury Department issued a draft Carbon Tax bill for public comment. To date, the South African Government has not issued any further updates on the status of Carbon Tax.

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

2013 - 2018: 8% per annum

On October 3, 2014, NERSA announced its approval of Eskom’s implementation plan of the Regulatory Clearing Account balance of $697.8 million (ZAR7.8 billion) relating to the recoupment of losses after it had under-recovered money during the “multi-year-price-determination control period” between 2010 and 2013. Consumers, including Bokoni Mine, will now incur a 12.7% electricity tariff hike in 2015.

On March 1, 2016, NERSA announced its approval of Eskom’s implementation plan of the Regulatory Clearing Account balance of $1,002 million (ZAR11.2 billion) relating to the recoupment of losses after it had under-recovered money during the “multi-year-price-determination control period” between 2013 and 2014. Consumers, including the Bokoni Mine, will incur a 9.4% electricity tariff hike (above the 8% increases approved for the period 2013 to 2018) in April 2016.

The Bokoni Mine’s operations are currently mining at relatively shallow depths with no refrigeration requirements expected for the next 23 years of mining (as Bokoni’s mining license expires in 2038). Power costs currently comprise approximately 7% (varying summer and winter tariffs) of total operating costs at the mine operations. The Bokoni Mine continues to focus efforts on power usage reduction initiatives as part of the efficiency improvement initiatives currently being implemented at the operations.

Bokoni Mine is also dependent on power generated by Eskom, and continues to be at risk for electricity supply interruptions going forward. In June 2014, emergency power cuts took place countrywide after two units at two power stations tripped and a portion of the capacity usually imported from Cahora Bassa became unavailable.

Load shedding was reintroduced in early November 2014 and rolling blackouts were still announced and implemented by Eskom up to March 2015, in a bid to stop a total power grid collapse. Although Eskom and the South African Government have announced a number of short and long-term mitigation plans, there can be no assurance that the Company will not experience power supply interruptions in the future, as rolling blackouts were still happening sporadically during the latter part of Fiscal 2015.

The above increases in prices and possible supply interruptions may have a material adverse effect on Atlatsa’s business, results of operations and financial condition.

The Company is subject to extensive environmental legislation and the costs of complying with these applicable laws and regulations may be significant

Environmental legislation and regulatory compliance has resulted in more stringent environmental assessments in the South African mining industry with a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect Atlatsa’s operations, as illustrated by the release of the financial provision regulations under the National Environmental Management Act (“NEMA”) in November 2015. Environmental hazards may exist on the properties in which Atlatsa holds interests which are unknown to Atlatsa at present and which have been caused by previous or existing owners or operators of the properties. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.

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

Business Risks

Failure to repay long term borrowings, failure to meet the conditions precedent for financing under current sources of funding and the level of indebtedness may adversely affect the Company’s ability to continue as a going concern

As of February 29, 2016, Atlatsa had cash and cash equivalents of approximately $0.4 million and a contractual value of loans and borrowings of approximately $152.9 million. The Company incurred a net loss for Fiscal 2015 of ($369.0 million) ($31.8 million (excluding impairment loss) compared to a net loss in 2014 of $49.5 million and as of that date its total assets exceeded its total liabilities by $47.6 million (2014: $415.2 million).

After a long history of loss making activities, the profit realized for Fiscal 2013 was based on the profit on the sale of Boikgantsho and the Eastern Ga-Phasha’s mineral properties. For accounting purposes, this sale gave rise to gains of $171.1 million that is reported as “Other income” in the Consolidated Statement of Comprehensive Income (also refer to note 30 in the audited Consolidated Financial Statements for Fiscal 2015; shown as a comparative number).

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

Atlatsa’s ability to meet its payment obligations will depend on its future financial performance and the successful implementation of the Restructuring Plan (see ITEM 4. A.4. Bokoni Restructure Plan), which will be affected by financial, business, economic and other factors. Atlatsa will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Atlatsa cannot be certain that its existing capital resources and future cash flows from operations will be sufficient to allow it to pay principal debt and interest on Atlatsa’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Atlatsa may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. If the Company cannot meet the conditions for financial support provided by RPM, this would impact ability to continue as a going concern.

The repayment terms of the New Senior Facilities Agreement (see ITEM 4. A.6.6.New Senior Facilities Agreement) include quarterly cash sweeps, when cash is available. Atlatsa will be required to reduce the outstanding balance (including capitalized interest) under the New Senior Facilities Agreement to $100.5 million (ZAR1.0 billion) by December 31, 2018, and to $50.3 million (ZAR500.0 million) by December 31, 2019 and to zero by December 31, 2020. If the Company cannot meet the conditions for financial support provided by RPM, this would impact ability to continue as a going concern.

For specific details regarding the Company’s ability to continue as a going concern, see “Going Concern” in note 2 of the audited Consolidated Financial Statements.

Atlatsa has no history of realizing net earnings on operation level

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

Disputes or disagreements with third parties who jointly own many of the Company’s assets could adversely affect our business, operating results, cash flows and financial condition

Atlatsa holds the bulk of its assets through Plateau’s 51% ownership of Bokoni Holdco, the remaining 49% being held by RPM. Plateau’s interests in these projects are subject to the risks normally associated with the joint ownership of operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau’s profitability or the viability of its interests held through Bokoni Holdco, which could have a material adverse impact on Atlatsa’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with Anglo Platinum or RPM on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of Atlatsa and Anglo Platinum to meet their obligations in respect of jointly owned properties; and (iii) litigation between Atlatsa and Anglo Platinum regarding jointly owned property. Future disputes and disagreements with business partners could adversely affect the business of Atlatsa and its operations and financial condition.

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

As at June 30, 2015, impairment charges in the amount of $337.1 million (converted at June 30, 2015 ruling exchange rates), relating to property, plant and equipment and other assets were recorded and if any one or a combination of these uncertainties should occur, management may be required to recognize further impairment charges, which could affect the Company’s financial results and condition.

Atlatsa utilizes information technology and communications systems, the failure of which could significantly impact its operations and business

Atlatsa utilizes and is reliant on various information technology and communications systems, in particular SAP, payroll and time and attendance applications. Damage or interruption to the Company’s information technology and communications systems, whether due to accidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost or damaged, thereby adversely affecting the Company’s business, prospects and results of operations. This also includes the risk of cyber-security incidents.

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

Atlatsa is dependent on a workforce which is largely unionized, with the majority of the workforce belonging to three competing unions. This poses a risk in that union disputes may give rise to industrial action and work stoppages, including strikes, from time to time. Communication and negotiating forums have been established with all union representatives and employees in order to mitigate this risk.

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

Capital structure and ability to raise new equity

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until December 31, 2020, as required by covenants given by Atlatsa Holdings and Atlatsa in favor of the South African Reserve Bank (“SARB”) and Anglo Platinum; post transaction. The ability of Atlatsa to access the bank public debt or equity capital markets on an efficient basis may be constrained by the dislocation in the credit markets, capital and/or liquidity constraints in the banking markets and equity conditions at the time of issuance.

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

If Atlatsa is classified as a passive foreign investment company (“PFIC”) for any taxable year during which a U.S. Holder holds the Common Shares, certain adverse U.S. federal income tax rules could apply to such U.S. Holder. Atlatsa believes that it was not a PFIC in the 2015 taxable year, but has not made a determination as to its PFIC status for the 2016 taxable year or any future year. The determination of whether Atlatsa is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to different interpretations, and the determination will depend on the composition of Atlatsa’s income, expenses and assets from time to time and the nature of the activities performed by its officers and employees. U.S. Holders should carefully read “Taxation - U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the likelihood and consequences of Atlatsa being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences to U.S. Holders.

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

4. A.1. Name, Address and Incorporation; Trading Markets

Atlatsa Resources Corporation (formerly known as Anooraq Resources Corporation) was incorporated on April 19, 1983 under the Companies Act (British Columbia), the laws of the Province of British Columbia, Canada. The Company was transitioned under the Business Corporations Act (British Columbia) on June 11, 2004, on which date the Company altered its Notice of Articles to change its authorized share structure from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

The Company’s registered office is Suite 1700, Park place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada, telephone: (604) 631-1300, facsimile: (604) 681-1825. The South African head office of the Company is located at 4th Floor – 82 Grayston Drive, Off Esterhysen Lane, Sandton, South Africa, 2146, telephone: +27 11 883 0800, facsimile: +27 11 883 0836.

The Company’s common shares are listed for trading on the TSX (symbol ATL), and the JSE (symbol ATL).

On July 10, 2015, the Company announced its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the SEC to voluntarily withdraw its common shares from listing on the NYSE MKT. The Company filed the Form 25 on July 20, 2015 and the delisting was effective 10 days following the filing of the Form 25. The Company remains an SEC registrant and will review this position prior to the first anniversary of the delisting off the NYSE MKT. The Company’s common shares continue to be listed on the TSX and the JSE.

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

In September 2004, the Company and Atlatsa Holdings, a private South African company, completed a transaction combining their respective PGM assets, comprising the Company’s PGM projects on the Northern and Western Limbs of the Bushveld Igneous Complex (“BIC”) and Atlatsa Holding’s 50% participation interest in Ga-Phasha (previously known as “Paschaskraal”) on the Eastern Limb of the BIC in the Republic of South Africa (“the Pelawan transaction”).

Pursuant to the terms of the Pelawan transaction, which constituted a reverse take-over under the policies of the TSX-V, the Company acquired Atlatsa Holding’s rights to its 50% participation interest in Ga-Phasha in return for 91.2 million Atlatsa common shares (63% of the total outstanding shares in Atlatsa at that time) and a cash payment of $1.4 million (ZAR15.7 million). By completing the reverse take-over with Atlatsa Holdings, Atlatsa reconstituted itself as a BEE company in South Africa with a view to positioning itself for greater opportunities within the South African mineral sector.

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

The Bokoni Transaction was a step towards Atlatsa’s objective to become a significant PGM producer with a diversified PGM asset base, including production and exploration assets. Atlatsa controls a significant estimated mineral resource base of approximately 56 million ounces in the measured category, 27.7 million ounces in the indicated category and 70.5 million ounces in the inferred category. Of this estimated mineral resource base, approximately 28.5 million ounces in the measured category, 14.1 million ounces in the indicated category and 36 million ounces in the inferred category are attributable to Atlatsa. See page 13 of Atlatsa’s technical report titled “An Independent Qualified Persons’ Report on the Bokoni Platinum Mine, in the

Mpumalanga Province, South Africa” dated April 24, 2013 and filed on SEDAR at www.sedar.com and furnished on EDGAR on Form 6-K, at www.sec.gov on May 14, 2013.2

For the year ended December 31, 2010 and the year ended December 31, 2011, Atlatsa focused on implementing the foundation for its turnaround strategy at the Bokoni Mine operations. On February 2, 2012, the Company and Anglo Platinum announced the parties’ conclusion of a term sheet comprising the first iteration of the Refinance Plan (see ITEM 4. A.5. Refinance Plan (2012-2014)).

Subsequent to announcing the material terms of the Refinancing Plan in February 2012, the Company announced that it, together with Anglo Platinum and the management of Bokoni had undertaken a strategic review of the Bokoni Mine operations in order to assess the optimal operating and financial plan for the Bokoni Mine going forward. See ITEM 4. B.2. Atlatsa’s Business Strategy.

Until January 31, 2014, N2C held 100% of the shares of Plateau, a private South African mining corporation acquired by Atlatsa on August 28, 2001. On January 31, 2014, with the conversion of the “B” preference shares (part of the refinancing plan, see ITEM 4. A.5. Refinance Plan (2012-2014)), Atlatsa now holds 53% and N2C 47% of Plateau. Atlatsa holds its assets and interests in South Africa through Plateau.

On September 16, 2015, the Company announced that it, together with its joint venture partner, Anglo Platinum, had determined to implement a restructure plan at Bokoni Mine. See ITEM 4. A.4. Bokoni Restructure Plan for more detail.

On August 17, 2015, the British Columbia Securities Commission issued a management cease trade order to Atlatsa for failure to file certain continuous disclosure documents as required by applicable securities law. Harold Motaung and Boipelo Lekubo each were subject to the cease trade order. Atlatsa subsequently filed the documents that were the subject of the initial default and the management cease trade order was revoked by the British Columbia Securities Commission on December 11, 2015.

On December 9, 2015, Plateau entered into a Term Loan Facility Agreement (see ITEM 4. A.6.9. Term Loan Facility) with RPM, providing a $29.9 million (ZAR334.0 million) facility to enable Plateau to advance its 51% pro-rate share of the shareholder loans to Holdco for the sole purpose of enabling Bokoni Mine to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from Bokoni Mine cash flows.

In addition, on December 9, 2015, the New Senior Facilities Agreement was increased by $6.4 million (ZAR71.4 million) to make available funds to Plateau to repay its share of the $12.5 million (ZAR140.0 million) backlog of trade and other payables (see ITEM 4. A.6.6.New Senior Facilities Agreement).

In this Annual Report, Fiscal 2015 and 2014 are further discussed in detail.

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

[2]	To note: Bokoni Mine is situated in the Limpopo Province and incorrectly referenced as Mpumalanga in the above report. No material change has occurred and there is therefore no need for an updated report.

The corporate structure of Atlatsa and its subsidiaries as of the date hereof, was as follows:

*	Black Economic Empowerment.
**	ESOP Trust is consolidated into the Company.
#	Dormant as of December 13, 2013.
^	Bokoni Rehabilitation Trust is consolidated into Bokoni.

4. A.4. Bokoni Restructure Plan

On September 16, 2015, the Company announced, together with Anglo Platinum, that to ensure the future optimization of Bokoni Mine, the Company will implement an operational and financial restructure plan at Bokoni Mine. The primary objective of the Restructure Plan (“Restructure Plan”) (see “Going Concern” in note 2 of the audited Consolidated Financial Statements for Fiscal 2015 for the necessity of the Restructure Plan) is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

The Restructure Plan was based on the following assumptions for Fiscal 2016:

•	Platinum price per ounce over life of mine: US$1,392

•	4E average basket price per ounce: ZAR13,545

•	ZAR/US$ exchange rate: 11.92

Implementation of the Restructure Plan at Bokoni Mine is anticipated to result in:

•	the older, high cost UM2 and Vertical Merensky shaft operations being placed on care and maintenance in August and December 2015, respectively; the relevant assets have also been impaired;

•	continued ramp up of the Middelpunt Hill UG2 and Brakfontein Merensky development shafts to steady state production of 60,000 tonnes per month (“tpm”) the fourth quarter of 2016 and 100,000 tpm by 2019, respectively;

•	continued mining at the Klipfontein Merensky opencast operation as a mill gap filler during ramp up of the underground operations;

•	significant reduction in labour overheads; and

•	reduction in Bokoni Mine’s unit cost of production.

Bokoni Mine issued a Section 189 (3) notice to relevant parties pursuant to Section 189A of the South African Labour Relations Act, 66 of 1995 (“LRA”) on September 15, 2015, for the commencement of a consultation process on the contemplated retrenchments of its employees based on operational requirements.

The anticipated costs of implementing the Restructure Plan will be financed from operating cash flows and the Term Loan Facility provided by RPM (See ITEM 4. A.6.9. Term Loan Facility).

As at December 31, 2015 the restructure plan was underway and is anticipated to be fully completed by Quarter 2 of 2016. To date, on base cost calculated from August 2015, operational costs have reduced by 15% on average per month, which was achieved by a substantial reduction in Bokoni’s labour force. Bokoni Mine labour complement reduced by 8.0% from 6,101 as at December 31, 2014 to 5,613 as at December 31, 2015. The reduction is made up of a 13.4% decrease in contractors and a 4.3% decrease in own mine employees (see ITEM 4.D.5. Personnel).

4. A.5. Refinance Plan (2012-2014)

On February 2, 2012, the Company and Anglo Platinum announced that the parties had concluded a term sheet comprising the first iteration of the Refinancing Plan which was carried out over two phases.

Phase One

On September 28, 2012, the Company announced that it, together with Anglo Platinum, had completed Phase One of the Refinancing Plan, whereby the Company consolidated its 2009 Senior Debt Facility, the OCSF and “A” Preference Share Facility, such that the OCSF and the “A” Preference Share Facility were repaid in full.

In Phase One of the Refinancing Plan, the 2009 Senior Debt Facility was amended to increase the total amount available under the facility, and this additional amount was utilized to repay the amounts owed to RPM under the OCSF (See ITEM 4. A.6.1. OCSF) and to redeem the existing “A” Preference Share Facility (see ITEM 4. A.6.3.1. Cash component - “A” Preference Share Facility). These transactions resulted in all outstanding debt owing to RPM as at that date being consolidated into one single facility on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing. A fair value adjustment was recorded on the 2009 Senior Debt Facility. Refer below for more detail.

Certain of the transactions completed as part of Phase One of the Refinancing Plan are “related party transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the Material Change report of the Company dated September 27, 2012, for more information regarding the related party aspects of Phase One, including details of exemptions from valuation and shareholder approval requirements relied on by Atlatsa.

When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. This benefit is recognized directly in equity. In respect of loans with shareholders, the difference between the loan received and the amount recognized at fair value on initial recognition, is recognized as a fair value gain or loss directly in equity. In respect of loans with shareholders, the difference between the loan settled and the amount recognized at fair value on settlement date, is recognized as a fair value gain or loss directly in equity.

Phase Two

On March 27, 2013, the Company announced the execution of definitive agreements for Phase Two of the Refinancing Plan which included the disposal of certain mineral properties representing undeveloped estimated PGM resources to RPM and the recapitalization and refinancing of Atlatsa and the Bokoni Group, together with an undertaking to accelerate production growth at the Bokoni Mine. The first part of Phase Two was completed on December 13, 2013 and the remainder of the Phase Two transactions were completed on January 31, 2014.

Certain of the transactions completed as part of Phase Two of the Refinancing Plan are “related party transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the management information circular (as filed on SEDAR on May 31, 2013) of the Company dated May 28, 2013, for more information regarding the related party aspects of Phase Two, including details of formal valuations obtained by Atlatsa. Included in the information circular, are details of Minxcon (an independent valuator) as well as PSG (in relation to a fairness opinion over the Refinancing Plan). The following was noted in terms of the valuations of the mineral properties to be sold in Phase Two:

“Minxcon is of the opinion that, as of February 27, 2013, the fair market value of the assets of the Boikgantsho Project is estimated to be between $80.7 million (ZAR902 million) and $85.9 million (ZAR960 million). The Boikgantsho Asset Sale Agreement provides that Boikgantsho will sell and RPM will purchase the assets of the Boikgantsho Project for $85.0 million (ZAR950 million), which is within the range of the fair market values of the Boikgantsho Project as set out in the Boikgantsho Valuation”.

Management received disinterested Shareholder approval for Phase Two of the Refinancing Plan, on June 28, 2013.

As part of Phase Two of the Refinancing Plan, under the New Senior Facilities Agreement signed on March 27, 2013, Anglo Platinum agreed to make additional facilities available to the Company, after the 2009 Senior Debt had been fully utilized by the Company to finance its pro rata share of the Bokoni Mine going forward. The Company was not entitled to draw down amounts under the New Senior Facilities Agreement until, amongst other things, the conditions precedent to such drawdowns were met (these conditions precedent were met on December 12, 2013).

Due to this delay in closing the Refinancing Plan, and the fact that the Company required additional funding prior to the date the New Senior Facilities Agreement became available to the Company (i.e. December 13, 2013), the parties agreed to increase the amount available for draw down under the 2009 Senior Debt Facility by $19.3 million (ZAR215.7 million). An agreement effecting this increase was signed on May 28, 2013 (the “Amending Agreement”).

In addition to the facilities provided, RPM agreed to fund Bokoni with an advance on the Purchase of Concentrate revenue on the sale of concentrate made to RPM with an interest rate of JIBAR plus 1.41% per annum, from November 1, 2013 to December 31, 2015. This agreement is as a result of the facilities under the New Senior Facilities Agreement not being sufficient to meet the cash requirement of Bokoni Mine either because of the delay in finalizing the Refinancing Plan or after the New Senior Facilities Agreement has been fully utilized. See ITEM 4. A.6.8. Purchase of Concentrate Advance

The final conditions precedent for the completion of Phase Two of the Refinancing Plan was obtained on December 12, 2013.

On December 13, 2013; the following transactions forming part of Phase Two of the Refinancing Plan were completed:

•	the sale and transfer of the Company’s interest in Boikgantsho and Eastern section of the Ga-Phasha to RPM for a net consideration of $152.1 million (ZAR1,700.0 million). For accounting purposes this sale gave rise to gains of $171.1 million(as at December 31, 2013) that is reported as “Other income” in the Consolidated Statement of Comprehensive Income (also refer to note 30 in the audited Consolidated Financial Statements for Fiscal 2015; shown as a comparative number in 2013);

•	the purchase consideration payable for the sale of Boikgantsho was paid to the Company on December 13, 2013, excluding an amount of $2.6 million (ZAR29.0 million) in respect of Boikgantsho which is payable on the date of execution of the notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights. The proceeds of $149.5 million (ZAR1,671 million) were used to reduce the outstanding debt to RPM;

•	RPM subscribed for additional shares in Bokoni Holdco to the value of $173.5 million (ZAR1,939.4 million). Bokoni Holdco utilized these funds to repay the debt outstanding between Bokoni Holdco and RPM of $173.5 million (ZAR1,939.4 million);

•	Plateau also subscribed for additional shares as part of the funding between Plateau and Bokoni Holdco, and as such Plateau’s interest in Bokoni Holdco has not been diluted. This transaction is eliminated for Group consolidation purposes;

•

The 2009 Senior Debt Facility was repaid in full (see ITEM 4. A.6.2. 2009 Senior Debt Facility) and the New Senior Facilities Agreement between Plateau and RPM as signed on March 27, 2013 was made effective. The amount available under the New Senior Facilities Agreement is $205.8 million (ZAR2,300 million) of which $199.1 million

(ZAR2,225.7 million), including interest was utilized by December 31, 2014, and fully utilized by March 31, 2014. See ITEM 4. A.6.6.New Senior Facilities Agreement;

•	Plateau also entered into the Working Capital Facility of $8.1 million (ZAR90.0 million) with RPM to fund Atlatsa’s corporate and administrative expenses through to the end of 2015 of which $2.7 million (ZAR30.0 million) was utilized at year-end 2015 (See ITEM 4. A.6.7. Working Capital Facility); and

•	the Concentrate Agreement (see ITEM 4. A.7.4. Sale of concentrate) was extended until 2020.

During January 2014, Phase Two of the Refinancing Plan was finalized by completing the following:

•	Pelawan SPV converted the SPV Preferred Shares held by RPM into SPV Ordinary Shares and converted the “B” Preference Shares held by Pelawan SPV in Plateau into Plateau Ordinary Shares. In addition, in accordance with the terms of the Plateau Ordinary Shares, Plateau issued Pelawan SPV a special dividend in cash of $21.6 million (ZAR241.7 million), which Pelawan SPV used to subscribe for additional Plateau Ordinary Shares.

•	As per the Exchange Agreement, Atlatsa issued 227.4 million Common Shares to Pelawan SPV in exchange for the Plateau Ordinary Shares. Following this issuance, Pelawan SPV immediately bought back all SPV Ordinary Shares held by RPM and settled the buyback consideration by delivering to RPM 115.8 million Common Shares in the Company. On January 29, 2014, RPM sold these 115.8 million Common Shares in the Company to Atlatsa Holdings, held in trust by the Pelawan Trust in exchange for the Atlatsa Holdings Vendor Finance Loan. Atlatsa Holdings increased its shareholding in the Company to 61.85% (based on the Atlatsa Holdings’ shareholding of Common Shares as February 29, 2016);

•	On January 29, 2014, Atlatsa Holdings, the Company’s majority shareholder; acquired the 115.8 million Common Shares in the Company from RPM on a vendor financed basis, which resulted in Atlatsa Holdings owing $41.4 million (ZAR463.2 million) to RPM, to be repaid in stages by December 31, 2020 (the “Atlatsa Holdings Vendor Finance Loan”);

•	Pelawan SPV transferred the remaining 111.6 million Common Shares in the Company issued to Pelawan SPV pursuant to the Exchange Agreement to Atlatsa Holdings in trust for the Pelawan Trust. Such Common Shares are subject to a lock-in that prevents Pelawan SPV and Atlatsa Holdings from disposing of such Common Shares for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa;

•	Atlatsa Holdings provided security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed upon between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals; and

•	RPM subscribed for 125 million Common Shares of the Company on January 31, 2014, for $67.1 million (ZAR750.0 million), which proceeds were used to repay a portion of the Company’s outstanding debt to RPM under the New Senior Facilities Agreement.

Fair Value adjustments on loans and borrowings:

The Company has recognized a fair value loss and AG8 adjustments of ($0.3 million) in its Consolidated Statement of Comprehensive Income for Fiscal 2015, compared to a fair value loss and AG8 adjustments of ($2.1 million) for Fiscal 2014. The difference is due to the refinancing cash flow implications being moved out as a result of the delay in finalization of the Refinancing Plan during Fiscal 2013. In addition to this, post December 13, 2013, only the debt between Plateau and RPM was fair valued, as the 49% contribution by RPM to Bokoni Holdco was treated as a shareholders loan with the intention to capitalize these loans, which took place on March 31, 2014, therefore the 2015 fair value loss is at a minimum.

The Company has recognized a fair value loss and AG8 adjustments of $2.1 million in its Consolidated Statement of Comprehensive Income for Fiscal 2014, compared to a fair value gain and AG8 adjustment of $48.0 million for Fiscal 2013. The non-controlling interest referred to in the audited Consolidated Statements of Changes in Equity and in the Consolidated Statement of Financial Position, includes a fair value gain on fair valuing the outstanding debt between Bokoni Holdco and RPM of $127.8 million for Fiscal 2012, and a fair value loss of ($98.9 million) as a result of settling the debt between Bokoni Holdco and RPM, for Fiscal 2014.

As a result of the debt consolidation and associated interest rate adjustment, which took place on the completion of Phase One of the Refinancing Plan on September 28, 2012, the Company derecognized its historical debt and recognized the new consolidated 2009 Senior Debt Facility which required the debt to be classified at fair value which gave rise to fair value adjustments required to be recorded.

On December 13, 2013 the 2009 Senior Debt Facility was replaced by the New Senior Facilities Agreement between RPM and Plateau, which also gave rise to fair value adjustments as the terms have changed significantly from the 2009 Senior Debt Facility. The fair value adjustment results from the Company’s new cost of borrowing under the consolidated 2009 Senior Debt Facility and the New Senior Facilities Agreement being more favourable when compared to a market related cost of borrowing available to the Company.

The debt between Bokoni Holdco and RPM was settled on December 13, 2013, subsequent to the acquisition of additional shares by RPM in Bokoni Holdco. This resulted in a fair value loss as the contractual debt that was settled was greater than the fair value of the debt at the time.

For additional information on the Refinancing Plan refer to the press releases of Atlatsa dated February 2, 2012, March 15, 2012, March 30, 2012, May 3, 2012, June 15, 2012, July 26, 2012, September 7, 2012, September 27, 2012, October 2, 2012, October 22, 2012, December 3, 2012, January 21, 2013, March 27, 2013, March 28, 2013, April 5, 2013, July 2, 2013, August 20, 2013, August 29, 2013,October 7, 2013, October 8, 2013, October 31, 2013, December 12, 2013, December 18, 2013, January 16, 2014 and February 3, 2014 as well as the material change reports filed on February 13, 2012, September 27, 2012 and April 8, 2013 all of which are available on SEDAR www.sedar.com and on EDGAR at www.sec.gov.

4. A.6. Debt Arrangements (applicable for the financial periods 2009 -2013)

The Company financed the Bokoni Transaction at the Plateau level through a combination of the 2009 Senior Debt Facility and an agreement with RPM whereby RPM provided Plateau with the operating cash flow shortfall facility (the “OCSF”) of up to a maximum of $67.1 million (ZAR750 million) (which increased to $98.4 million (ZAR1,100 million) on June 29, 2012) and access to RPM’s attributable share of the Bokoni Holdco cash flows (the “Standby Loan Facility”) which, with the Company’s portion, provided up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the 2009 Senior Debt Facility.

The OCSF, the “A” Preference Share Facility and the 2009 Senior Debt Facility were consolidated on September 28, 2012 as part of Phase One of the Refinancing Plan (see ITEM 4. A.5. Refinance Plan (2012-2014)). The 2009 Senior Debt Facility and the Standby Loan Facility were replaced by the New Senior Facilities Agreement on December 13, 2013.

4. A.6.1. OCSF (applicable for the financial periods 2009 -2012)

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at the Bokoni Mine, RPM provided Plateau with the OCSF which could be draw up to a maximum of $67.1 million (ZAR750 million) and was subject to certain annual draw down restrictions, in terms of quantum, during the first three years. On 29 June 2012, the OCSF facility was increased to $98.4 million (ZAR1,100 million)

The full outstanding amount under the OCSF as at September 28, 2012 was repaid and consolidated into the 2009 Senior Debt Facility, and the principal amount outstanding as at that date was $0. See ITEM 4. A.6.2. 2009 Senior Debt Facility. The OCSF is no longer available to the Company and is described herein for historical purposes only. See ITEM 4. A.5. Refinance Plan (2012-2014).

4. A.6.2. 2009 Senior Debt Facility (applicable for the financial periods 2009 -2013)

On July 1, 2009; Plateau entered into the 2009 Senior Debt Facility with Standard Charter Bank (“SCB”) for an amount of up to $67.1 million (ZAR750 million), including capitalized interest of up to a maximum of three years or $22.4 million (ZAR250 million).

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

On December 11, 2009, 34% of the 2009 Senior Debt Facility was syndicated to First Rand Bank Limited, acting through its Rand Merchant Bank division.

SCB’s $44.7 million (ZAR500 million) and interest amounting to $12.8 million (ZAR142.8 million) at an interest rate of 11.345% was rolled up through April 28, 2011. Effective as of April 28, 2011, RPM assumed all of the rights and obligations of SCB and Rand Merchant Bank under the 2009 Senior Debt Facility.

The total amount of the interest payable on the notional amount of the 2009 Senior Debt Facility of $44.7 million (ZAR500 million) draw down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

On September 28, 2012, the full outstanding amount under the OCSF (ITEM 4. A.6.1. OCSF) was repaid and consolidated into the 2009 Senior Debt Facility. See ITEM 4. A.5. Refinance Plan (2012-2014) for more information with respect to Phase One of the Refinancing Plan.

As part of Phase Two of the Refinancing Plan, Anglo Platinum made additional facilities available to the Company to finance its pro rata share of the Bokoni Mine operations going forward under the New Senior Facilities Agreement signed on March 27, 2013. The Company was not entitled to draw down amounts under the New Senior Facilities Agreement until, amongst other things, the conditions precedent to such drawdowns were met (these conditions precedent were met on December 12, 2013).

Due to the delay in closing of Phase Two of the Refinancing Plan, and the fact that the Company required funding prior to the New Senior Facilities Agreement becoming effective on December 13, 2013, the parties agreed to increase the amount available for draw down under the 2009 Senior Debt Facility by $19.3 million (ZAR215.7 million). The Amendment Agreement effecting this increase was signed on May 28, 2013.

A principal amount of $64.9 million (ZAR725.8 million) was drawn down on the 2009 Senior Debt Facility in the period from September 30, 2012 (the closing of Phase One of the Refinancing Plan) to December 13, 2013, (the date on which the New Senior Facilities Agreement became effective) which was added to the contractual amount outstanding under the 2009 Senior Debt Facility. In addition, during this period contractual interest of $7.3 million (ZAR81.6 million) was incurred resulting in a contractual balance of $195.8 million (ZAR2,188.8 million) being owed as at December 13, 2013 between Plateau and RPM.

On December 13, 2013 with the implementation of Phase Two of the Refinancing Plan, the 2009 Senior Debt Facility was converted to the New Senior Facilities Agreement and one of the implementation steps was to make a repayment under the 2009 Senior Debt Facility by drawing down on the New Senior Facilities Agreement, to give effect to the revised terms of the facility. On December 13, 2013, the 2009 Senior Debt Facility ceased to exist. RPM subscribed for additional shares in Bokoni Holdco to the value of $173.5 million (ZAR1,939.4 million). Bokoni Holdco utilized these funds to repay the debt outstanding between Bokoni Holdco and RPM of $173.5 million (ZAR1,939.4 million) on December 13, 2013.

The commencement of re-payments under the 2009 Senior Debt Facility was deferred by one year from January 31, 2013, to January 31, 2014. When the New Senior Facilities Agreement came into effect on December 13, 2013, the 2009 Senior Debt Facility was no longer available to the Company and is described herein for historical purposes only.

4. A.6.3. Vendor Finance Facility

On July 1, 2009, RPM provided a vendor finance facility to Plateau consisting of a cash component, the “A” Preference Share Facility of $107.4 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $98.4 million (ZAR1.1 billion). See ITEM 4. A.5. Refinance Plan (2012-2014) for details of the repayment of these facilities.

4. A.6.3.1. Cash component - “A” Preference Share Facility (applicable for the financial periods 2009 -2012)

As part of the acquisition of the Bokoni Transaction, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred “A” Shares”) for an aggregate sum of $107.4 million (ZAR1.2 billion) (the ““A” Preference Share Facility”). These shares were cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12% (fixed quarterly cumulative dividend 11.49%). Atlatsa was obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years of issue (July 1, 2015), to the extent that Atlatsa was in the position to redeem such Plateau Preferred “A” Shares. Any Plateau Preferred “A” Shares not redeemed in six years (at July 1, 2015) would automatically roll over and be finally redeemed nine years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau was required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the Standby Loan Facility; (ii) any outstanding amounts owing to RPM in respect of the OCSF and (iii) any amount owing to RPM in respect of the “A” Preference Share Facility. The required refinancing took place pursuant to Phase One of the Refinancing Plan (see ITEM 4. A.5. Refinance Plan (2012-2014)) and the “A” Preference Share Facility was redeemed and repaid in full on September 28, 2012.

The “A” Preference Share Facility is no longer available to the Company and is described herein for historical purposes only.

See ITEM 4. A.5. Refinance Plan (2012-2014) for a discussion of the impact of the Refinancing Plan on this facility.

4. A.6.3.2. Share Settled Financing – The “B” preference shares (applicable for the financial periods 2009 -2014)

On July 1, 2009, RPM provided a vendor finance facility to Plateau consisting of a cash component, and a share settled component (the “Share-Settled Financing”) amounting to $98.4 million (ZAR1.1 billion).

Pursuant to the Share Settled Financing, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary, Pelawan SPV, and transferred 56,691,303 Common Shares in the Company to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $98.4 million (ZAR1.1 billion). The SPV Preferred Shares were convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Pelawan SPV received a conversion notice from RPM on January 7, 2014. Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favor of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

Pelawan SPV then subscribed for two different classes of convertible class B preferred shares (the ““B” Preference Shares”) in Plateau for $98.4 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, would immediately be used to subscribe for additional Plateau Ordinary Shares. The “B” Preference Shares were zero coupon shares and carried no rights to preference dividends.

Pursuant to the conversion notice received on January 7, 2014, Pelawan SPV converted the SPV Preferred Shares held by RPM into SPV Ordinary Shares on January 14, 2014 and converted the “B” Preference Shares held by Pelawan SPV in Plateau into Plateau Ordinary Shares. In addition, in accordance with the terms of the Plateau Ordinary Shares, Plateau issued Pelawan SPV a special dividend in cash of $21.6 million (ZAR241.7 million), which Pelawan SPV used to subscribe for additional Plateau Ordinary Shares. (See ITEM 4. A.5. Refinance Plan (2012-2014))

Pursuant to an agreement between Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to Pelawan SPV, Atlatsa would take delivery of all such shares and, in consideration thereof, issue to Pelawan SPV such number of Common Shares that would have a value equal to the value of such Plateau Ordinary Shares. The total number of Common Shares issued on implementation of the Share-Settled Financing arrangement was 227.4 million Common Shares.

Following this issuance, Pelawan SPV immediately bought back all SPV Ordinary Shares held by RPM and settled the buyback consideration by delivering to RPM 115.8 million Common Shares in the Company. On January 29, 2014, RPM sold these 115.8 million Common Shares in the Company to Atlatsa Holdings, held in trust by the Pelawan Trust in exchange for the Atlatsa Holdings Vendor Finance Loan. Atlatsa Holdings increased its shareholding in the Company to 61.85% (based on the Atlatsa Holdings’ shareholding of Common Shares as February 29, 2016). See ITEM 4. A.7. Special Shareholder Arrangements.

On January 29, 2014, Atlatsa Holdings, the Company’s majority shareholder; acquired the 115.8 million Common Shares in the Company from RPM on a vendor financed basis, which resulted in Atlatsa Holdings owing $41.4 million (ZAR463.2 million) to RPM, to be repaid in stages by December 31, 2020 (the “Atlatsa Holdings Vendor Finance Loan”).

Pelawan SPV transferred the remaining 111.6 million Common Shares in the Company issued to Pelawan SPV pursuant to the Exchange Agreement to Atlatsa Holdings in trust for the Pelawan Trust. Such Common Shares are subject to a lock-in that prevents Pelawan SPV and Atlatsa Holdings from disposing of such Common Shares for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa. See ITEM 4. A.7. Special Shareholder Arrangements.

Atlatsa Holdings provided security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed upon between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals. See ITEM 4. A.7.1. Ownership of Bokoni Holdco.

The Share Settled Financing is now complete and is described herein for historical purposes only.

4. A.6.4. Standby Loan facility (applicable for the financial periods 2009 -2013)

On July 1, 2009, Anglo Platinum has made available to Plateau the Standby Loan Facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the 2009 Senior Debt Facility during its term. The Standby Loan Facility will bear interest at the prime rate of interest in South Africa (9.25% at December 31, 2015). As at December 13, 2013, with completion of the 2009 Senior Debt facility, the Standby Loan facility also came to a close.

4. A.6.5.Security (applicable for the financial periods 2009 - current)

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

The following debt facilities were the result of the Refinancing Plan, which was concluded in 2014 (see ITEM 4. A.5. Refinance Plan (2012-2014)):

4. A.6.6.New Senior Facilities Agreement (applicable for the financial periods 2013 - current)

The total amount made available to Plateau on December 13, 2013, under the New Senior Facilities Agreement was $205.8 million (ZAR2,300.0 million). As at December 31, 2013, the balance outstanding between Plateau and RPM, was $198.8 million (ZAR2,225.7 million), including interest at year-end. Subsequently, Atlatsa used the proceeds of $74.8 million (ZAR750.0 million converted at transaction date: January 31, 2014) from RPM’s subscription for 125 million Common Shares in the Company on January 31, 2014, to reduce the amount outstanding between Plateau and RPM under the New Senior Facilities Agreement to $138.7 million (ZAR1,550.0 million); this becoming the amended maximum available under this facility.

In the event Plateau draws down on the facility available under the New Senior Facilities Agreement to fund its 51% contribution to Bokoni Holdco, RPM is obliged to meet its 49% contribution to Bokoni Holdco as a shareholder loan to Bokoni Holdco.

Pursuant to the March 27, 2013 shareholders agreement between Plateau, RPM and Bokoni Holdco (“Bokoni Holdco Shareholders Agreement”), the Board of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. See ITEM 4. A.7.3. Funding.

RPM’s 49% contributions to Bokoni Holdco between December 13, 2013 and March 31, 2014 were treated as shareholder loans. The Board of Bokoni Holdco, as per the Bokoni Holdco Shareholders Agreement, treated these loans as shareholder’s loans. On March 31, 2014, the total of the shareholder loans was capitalized in exchange for additional ordinary shares in Bokoni Holdco. A decision was taken in Q2 2014, to also capitalize Bokoni Holdco’s loan of to Boikgantsho.

Capitalization of shareholders loans:

Description	RPM’s 49% of loan treated as a shareholders loan and then capitalized as per above
Drawdowns included in opening balance	$3.3 million
Drawdowns in January and March 2014	$6.0 million
Capitalized in Q1 2014 (subtotal)	$9.3 million
Bokoni Holdco’s loan to Boikgantsho and capitalized in Q2 2014	$3.2 million

Total capitalized during Q2 2014 (total for Fiscal 2014)	$12.5 million	*

*	Based on the exchange rate at December 31, 2014. Refer to note 20 in the audited Consolidated Financial Statements for Fiscal 2014.

There are no shareholders loans as of December 31, 2015.

On December 9, 2015, the New Senior Facilities Agreement was amended and restated to increase the availability under the facility by $6.4 million (ZAR71.4 million) to make available funds to Plateau to repay its 51% pro-rata share of the $12.5 million (ZAR140.0 million) backlog of trade and other payables. As at the date of the issue of the Consolidated Financial

Statements a condition precedent remains outstanding and it is anticipated will be met by Quarter 2 of 2016. On mutual agreement with RPM the repayment would take place once the condition precedent has been met.

Although the facility limit of the New Senior Facilities Agreement was fully drawn in Q1 2014, Anglo Platinum’s Board of Directors agreed to allow $14.3 million (ZAR160.0 million) in ‘to be accrued’ interest above the facility limit of $138.7 million (ZAR1,550 million) and the amendment increase of $6.4 million (ZAR71.4 million) (the Company’s pro-rata share as discussed above). This brings the total available facility to $159.4 million (ZAR1,781.4 million) . The total amount outstanding under the New Senior Facilities Agreement as of the date hereof was $159.0 million (ZAR1,658.0 million), inclusive of accrued interest.

The repayment terms of the New Senior Facilities Agreement include quarterly cash sweeps, when cash is available. Atlatsa is required to reduce the outstanding balance (including capitalized interest) under the New Senior Facilities Agreement to $89.5 million (ZAR1.0 billion) by December 31, 2018, $44.7 million (ZAR500.0 million) by December 31, 2019, and zero by December 31, 2020.

4. A.6.7. Working Capital Facility (applicable for the financial periods 2013 - current)

Prior to implementation of Phase Two of the Refinancing Plan and as an interim measure prior to the closing of the Refinancing Plan, RPM and Plateau agreed to a transaction cost loan agreement, as signed and implemented on May 28, 2013 (the “Transaction Cost Loan Agreement”), to make a $2.0 million (ZAR22.5 million) facility available to Plateau. The Transaction Cost Loan Agreement carried interest at the South African Prime Rate plus 5%. This facility was included in the increase cash of $21.6 million (ZAR215.7 million) pursuant to the Amending Agreement; which formed part of the 2009 Senior Debt Facility. See ITEM 4. A.6.6.New Senior Facilities Agreement.

On December 13, 2013, Plateau and RPM entered into a working capital facility whereby RPM agreed to provide a maximum of $2.7 million (ZAR30.0 million) to Plateau each year from 2013 to 2015, inclusive, up to an aggregate amount of $8.1 million (ZAR90.0 million), including capitalized interest, to fund Plateau’s corporate and administrative expenses through to 2015 (the “Working Capital Facility”).

On December 13, 2013, Plateau drew down on the Working Capital Facility and repaid the amount outstanding under the Transaction Cost Loan Agreement of $0.6 million (ZAR7.2 million) including interest. The Transaction Cost Loan Agreement is no longer in effect and is described herein for historical purposes only.

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a rate of three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $8.1 million (ZAR90.0 million) at any time, including capitalized interest. Atlatsa is prohibited from paying any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility is repayable in full by December 31, 2018.

Pursuant to amendments made to the Working Capital Facility (the “amended Working Capital Facility”) all conditions precedent were met on May 21, 2015 and an additional $2.6 million (ZAR29.0 million) became available in addition to the original $9.0 million (ZAR90.0 million).

During Q2 2015, $2.8 million (ZAR29.0 million) was advanced under the amended Working Capital Facility. RPM’s 49% contributions to Bokoni Holdco in June 2015 were treated as shareholder loans. On August 21, 2015, this shareholder loan of $2.8 million was capitalized. Refer to note 20 in the audited Consolidated Financial Statements for the fiscal year ended December 31, 2015, bringing the outstanding contractual balance to $9.1 million (ZAR101.6 million) as of the date hereof, inclusive of cumulative capitalized interest. Any shareholder loans bear no interest and have no repayment terms; however, at the end of December 31, 2015, there were no shareholders loans.

As discussed above under the New Senior Facilities Agreement, Plateau used the above drawdown on the amended Working Capital Facility, to fund its 51% contribution to Bokoni Holdco. RPM was obliged to meet its 49% contribution to Bokoni Holdco as a shareholder loan to Bokoni Holdco.

4. A.6.8. Purchase of Concentrate Advance (applicable for the financial periods 2013 - current)

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

Drawdowns pursuant to the Advance of $74.5 million (ZAR832.2 million) were made against the concentrate revenue in Q4 2015, of which $48.6 million (ZAR542.8 million) was already recovered and $1.7 million (ZAR17.4 million) will be recovered as part of revenue received from RPM after the date hereof. RPM advanced additional funds (not supported by physical metal deliveries) on the purchase of concentrate agreement of $35.9 million (ZAR401.9 million) to secure short term funding until all conditions precedent on the Term Loan Facility provided by RPM, as discussed below (see ITEM 4. A.6.9. Term Loan Facility). had been met and this facility could be utilized to fund the Bokoni operations.

4. A.6.9. Term Loan Facility (applicable for the financial period 2015 onwards)

On December 9, 2015, Plateau entered into a Term Loan Facility Agreement (the “Term Loan Facility”) with RPM, providing a $29.9 million (ZAR334.0 million) facility to enable Plateau to advance its 51% pro-rate share of the shareholder loans to Bokoni Holdco for the sole purpose of enabling Bokoni to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from Bokoni Mine cash flows. RPM will fund its 49% pro-rata share of cash calls made by Bokoni in accordance with the joint venture shareholders’ agreement between the parties.

The Term Loan Facility bears no interest and replaces the letter of support of November 10, 2014 received from RPM (see “Going Concern” in note 2 of the audited Consolidated Financial Statements for Fiscal 2015.) If however, any amount which is due and payable in accordance with the Term Loan Facility is unpaid, the unpaid amount shall accrue interest at the prime rate plus 2%. The Term Loan Facility is repayable at the earlier of an event of default and December 31, 2018. There will be a mandatory repayment upon the occurrence of a change of control or a sale of all or substantially all the assets of Bokoni whether in a single transaction or a series of related transactions.

On March 8, 2016, the conditions precedent to utilization of the Facility were met, allowing for drawdowns to finance operational cash short falls and the repayment of the purchase of concentrate funding as previously discussed. For more detail on the Term Loan Facility, see “Going Concern” in note 2 of the audited Consolidated Financial Statements for Fiscal 2015.

4. A.7. Special Shareholder Arrangements

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

4. A.7.1. Ownership of Bokoni Holdco

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

Through the Pelawan Trust shareholding combined as Atlatsa Holdings (see ITEM 4. A.6.3.2. Share Settled Financing – The “B” preference shares), Atlatsa currently has a BEE shareholding of 61.85% (based on the Atlatsa Holdings’ shareholding of Common Shares as February 29, 2016) and, pursuant to the Atlatsa Shareholders Agreement, the shareholding of the Pelawan Trust (or any other HDP, as defined in the Pelawan Agreements, participating in the trust) in Atlatsa cannot be diluted to below the shareholding threshold of 51% required under South African law.

4. A.7.2. Bokoni Holdco Board of Directors

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be HDPs. Atlatsa has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group, pursuant to the Holdco Shareholders Agreement.

4. A.7.3. Funding

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

4. A.7.4. Sale of concentrate

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

Revenue from the sale of concentrate, for Fiscal 2015 was $205.7 million (ZAR2,046.7 million) compared to Fiscal 2014 of $237.4 million (ZAR2,329.6 million). The sale of concentrate was Atlatsa’s sole revenue stream in Fiscal 2015 and Fiscal 2014.

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

4. A.7.5. Environmental Rehabilitation Trust

The rehabilitation trust provision in respect of the Bokoni Mine was transferred from the Anglo Platinum fund to the Bokoni Environmental Rehabilitation Trust. Anglo Platinum provided the trust guarantees in respect of the above mentioned trust until July 1, 2010. Subsequent to this, management considered alternative insurance products. Anglo Platinum offered to continue the guarantee at favourable terms and management accepted their proposal. The current guarantee is still in place and logged with the DMR. In connection with the Bokoni Transaction, the Company also entered into the Bokoni Platinum Mine ESOP Trust and the Atlatsa Community Participation Trust (see ITEM 4. A.7.5. Share Ownership Trusts for further information regarding the Bokoni Platinum Mine ESOP Trust and the Atlatsa Community Participation Trust).

4. A.7.5. Share Ownership Trusts

The purpose of the Bokoni Platinum Mine ESOP Trust and the Atlatsa Community Participation Trust (the “Share Ownership Trusts”) is to provide the employees of Bokoni Mine and the members of the communities affected by Atlatsa’s operations, respectively, with the opportunity to participate in, and benefit from, Atlatsa’s success.

On July 1, 2009, Anglo Platinum donated $9.3 million (ZAR103.8 million) to the Atlatsa Community Participation Trust, of which $6.6 million (ZAR73.6 million) was used to subscribe for 9,799,505 common shares of Atlatsa. The balance of Anglo Platinum’s contribution will be used to assist the communities impacted by Bokoni Mine over the forthcoming periods. We have considered the purpose and objective of the trust, and it is the Group’s view that the control, decision making power and majority of the risks and benefits does not reside with Atlatsa nor does it constitute joint control and as such the Company does not consolidate the trust.

Anglo Platinum contributed an amount of $4.1 million (ZAR45.6 million) to the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”) to facilitate its establishment, and approximately $3.0 million (ZAR33.8 million) of this amount was utilized by the ESOP Trust to subscribe for 4,497,062 common shares of Atlatsa. The ESOP Trust is consolidated by Atlatsa.

The Share Ownership Trusts subscribed for the common shares at a subscription price equal to $1.11, being the closing price of the common shares on the TSX-V on June 12, 2009, the day prior to the announcement of the revised Bokoni Transaction terms. As a result of the subscription by the Share Ownership Trusts, Atlatsa received proceeds of approximately $9.7 million (ZAR108 million). The Share Ownership Trusts hold the common shares along with other investments for the purpose of making distributions to their beneficiaries in accordance with their governing trust deeds.

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

Despite certain signs of economic recovery in European economies, platinum demand for autocatalytic converter usage in this key diesel engine dominated sector remains weak, when compared to peak demand levels in 2007. The subdued nature of European car sales during 2015 dims the outlook even further in the short term. The current economic turmoil in Europe is having a negative impact on the outlook for platinum prices. The introduction of Euro VI emission control standards in European economies is expected to increase the demand in this sector in the medium term.

There continues to be some encouraging signs for improved palladium demand growth as manufacturing recoveries in the gasoline dominated United States and Chinese economies’ automobile sectors continue to show strong performance, with recent research estimates from IHS Automotive predicting an increase in global vehicle production from 85 million to 106 million units by 2021, with China accounting for 50% of such growth. Recent policy and legislative initiatives in China, aimed at improving air quality and the introduction of hydrogen fuel cell powered motor vehicles by major motor manufacturers, are anticipated to increase demand in the PGM sector in the medium term. Atlatsa derives its revenues from PGM production through the sale of metal-in-concentrate produced at the Bokoni Mine to RPM in terms of a dedicated concentrate sale agreement (see ITEM 4. A.7.4. Sale of concentrate). The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to the Concentrate Agreement. Underground mining operations in South Africa are labour intensive with 60% of cash operational expenditure at the Bokoni Mine applied to labour. The Bokoni Mine has approximately 3,500 employees and approximately 2,100 contractors. The mine employees are represented by three labour unions and wage negotiations are normally held every two years with a one to two year wage accord being agreed subsequent to such negotiations. A two year wage accord was signed on August 13, 2014, with the recognized labour unions at Bokoni that will be reviewed in 2016.

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

4. B.2. Atlatsa’s Business Strategy

The Company’s business strategy going forward is to optimize its business plan for the development of the Bokoni Mine on a cost effective basis. There can be no assurance that the Company will successfully execute its business strategy.

4. B.2.1. Operating Plan

Due to the announcement of the Restructure Plan at Bokoni Mine, the operating plan has been amended accordingly. See ITEM 4. A.4. Bokoni Restructure Plan.

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

4.C Organizational Structure

Below is a list of the Company’s subsidiaries.

Company	Country of Incorporation	2015	2014

N1C Resources Incorporation	Cayman Islands	100%	100%

N2C Resources Incorporation *	Cayman Islands	100%	100%

Plateau Resources Proprietary Limited *	South Africa	100%	100%

Bokoni Holdings Proprietary Limited *	South Africa	51%	51%

Bokoni Mine Proprietary Limited *	South Africa	51%	51%

Boikgantsho Proprietary Limited *#	South Africa	51%	51%

Kwanda Proprietary Limited *	South Africa	51%	51%

Ga-Phasha Proprietary Limited * #	South Africa	51%	51%

Lebowa Platinum Mine Limited * #	South Africa	51%	51%

The following are the structured entities in the group:

Bokoni Platinum Mine ESOP Trust **	South Africa	Consolidated structured entity	Consolidated structured entity

Bokoni Rehabilitation Trust ***	South Africa	Consolidated structured entity	Consolidated structured entity

Bokoni Platinum Mine Community Trust ****	South Africa	Unconsolidated structured entity	Unconsolidated structured entity

*	-	Indirectly held
#	-	These entities are dormant
**	-	The Atlatsa group provided the funding through Bokoni Mine to construct the trust and purchase shares in Atlatsa, but is not required to provide any further financial support to this entity. The purpose of the Trust is to facilitate a share-based payment arrangement on behalf of the group. Atlatsa has the right to appoint one trustee, who has the right to reject any decision made by the other trustees. Atlatsa therefore has power of the trust.
***	-	Atlatsa Group has power over the trust, as the sole trustee is a director of Atlatsa. All the cash resources kept by the trust is on behalf of Atlatsa, to be later utilized against any rehabilitation and decommissioning incurred.
****	-	As per the requirements of IFRS 10, we have considered the purpose and objective of the trust, and the Group has concluded that the power over the investee, exposure or rights to variable returns and the ability to use its power over the investee to affect the amount of the investor’s return does not reside with Atlatsa. This is due to Atlatsa having the right to appoint one trustee of the trust, but do not have the deciding vote, Atlatsa has no interest in/or power over the operations of the trust. The Atlatsa group is also not required to provide any financial support to the trust.

The Company adopted IFRS 11, in prior periods. The adoption had no impact on the Consolidated Financial Statements.

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

The BIC stratigraphy is sometimes affected by randomly occurring, late-stage replacement pegmatite bodies. These pegmatite bodies have a range of compositions from highly ultramafic to felsic. The Bokoni Mine is no exception to the occurrence of these geological features, but is noted to have minimal evidence for the more mafic replacement pegmatites. Geological losses are estimated at less than 3% for replacement pegmatites.

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

The Bokoni Mine is accessed from the R35 provincial all-weather road between Polokwane, the capital of Limpopo Province and Burgersfort, a town to the south-east in the neighboring province of Mpumalanga. The nearest railway stations are at Polokwane and Steelpoort 80 km and 100 km away, respectively. However, rail is not the preferred means of transport and all stores and equipment are delivered by road-truck to the Bokoni Mine.

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

The Sekhukhuneland District of the Limpopo Province has a typical arid, temperate Southern African climate. In the summer (September/October to March/April) day-time temperatures can reach the mid to high 30°C cooling to just below 20°C overnight. Rainfall occurs between November and March and annually can be between 300 millimeters (“mm”) and 500 mm.

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

The Bokoni Mine has been the focus of various exploration activities since 1964, with six phases of exploration having been carried out, all involving diamond drilling. Activities have centered on the Merensky, and only since 1999 has considerable focus been directed at the UG2.

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

No significant exploration activity occurred at Bokoni Mine in 2015.

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

Surface drill holes are distributed across the Bokoni Mine mining license area, with a closer drill grid spacing across the Brakfontein property. This is due to the targeting of the Brakfontein Merensky project and its associated study level requirements for obtaining higher confidence levels. The deeper areas have appropriately increased the drill grid spacing and are confirming the presence of the Merensky horizon.

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

During the logging process, the sampling interval through the mineralized succession is determined and individual samples measured, marked-off and numbered according to standards. Sampling is done continuously throughout the sample section. Measurements and marking of sample lengths/widths are carried out according to the Bokoni Mine standards.

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

Apart from basic sample preparation, there is currently no analytical labouratory at the Bokoni Mine. The Bokoni Mine utilizes the facilities at the Polokwane Smelter Complex (for assays of the mill feed, tailings and underground samples) and AR (assays of concentrate samples).

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

Table 1: Bokoni Mine’s Mining License Areas.

Property	Area (ha)	Old Order License No.	Original Expiry Date	Date Conversion Granted	New Order License Number	Valid For
Middelpunt 420 KS	10,206.30	06/2003	17/12/2025	12/05/2008 Amended December 11, 2013	LP 30/5/1/2/59/MR	Up to ) 23 years (as Bokoni’s mining license expires in 2038)
Diamand 422 KS
Umkoanesstad 419 KS
Zeekoegat 421 KS
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

The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 reef horizons. The Bokoni Mine has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans to reach 160.0 kilo tonnes per month (“ktpm”). The Bokoni Mine has an extensive shallow ore body, capable of supporting a life-of-mine plan that is estimated to exceed 23 years (as Bokoni’s mining license expires in 2038). Current mining operations are being conducted at shallow depths, on average 300m below surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production for Fiscal 2015 averaged 139.7 ktpm of ore, a decrease of 3% from the previous year. UG2 production is mined exclusively from MPH which consists of four adits and two underground levels. Merensky ore is produced from three underground shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft and from the Klipfontein opencast operations. The Vertical shaft, which started in 1973, is the oldest of the three shafts and accounted for the bulk of the Merensky production. In the latter part of Fiscal 2015, the UM2 and Vertical Merensky shaft operations were placed on care and maintenance. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 30.0 ktpm, to a steady state production level of 100.0 ktpm by 2018.

Given the magnitude of the Bokoni Mine’s ore body, lying open at depth with its numerous attack points, management is of the view that the Bokoni Mine has the potential to be developed into a 240.0 ktpm (265,000 PGM ounces per annum) steady state operation in the medium to longer term.

The older Vertical and UM2 shafts made use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft.

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

The Klipfontein opencast operations is a short life operation that mines the Merensky subcrop to a depth of about 50m below surface. The ore from this operation, about 40,000 tpm, is used to fill the spare mill capacity over the next four years until underground operations at Brakfontein and Middelpunt Hill ramp up to their steady state levels of 100,000 tpm and 60,000 tpm respectively. The remaining expected life of the opencast operation is approximately two years.

When Atlatsa took management control of the Bokoni Mine in 2009, the Company determined that the production rate should be increased significantly from levels of around 85,000 tpm to around 160,000 tpm, in order to reflect the true quality and scale of the Bokoni Mine mineral resource. The planned growth in production was to be achieved by realizing the planned production ramp up at the newly developed Brakfontein Merensky project.

Atlatsa and its 49% interest partner, Anglo Platinum, undertook a strategic review of the Bokoni Mine, as well as key technical and financial assumptions informing the Bokoni Transaction. The outcome of the review resulted in a new strategic plan for the Bokoni Mine that would look to continue with production ramp up at the Brakfontein Shaft to 100 ktpm and grow production to 60 ktpm at the Middelpunt Hill Shaft. Whilst the Brakfontein and Middelpunt Hill projects are being developed to steady state operations tonnage, the remainder of the mill gap being supplemented from opencast surface sources.

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

Figure 4. Bokoni Mine LOM infrastructure

Various mining methods are employed at the Bokoni Mine. All stoping operations are conducted by means of hand held drills, with the removal of ore from stope panels done by means of scrapers and winches. Conventional development was conducted at Vertical and UM2 shafts. Development at Brakfontein and Middelpunt Hill is done by mobile Trackless equipment. Horizontal transport of ore was done by means of track bound locomotives at Vertical shaft and UM2 shafts. At Brakfontein, and increasingly at Middelpunt Hill, ore from stopes is tipped directly on conveyor belts that transport the ore horizontally and vertically out the mine. The use of load and haul trackless equipment is used extensively to move broken waste and ore to tips at Middelpunt Hill and Brakfontein.

Merensky ore was produced from the Vertical shaft and an inclined shaft on the adjacent Umkoanestad property (UM2 Inclined shaft). Production from these shafts was stopped in the latter part of Fiscal 2015 due to the long distances between the shafts and the working places, and current Merensky production of 35,000 tpm is expected to be replaced by production from the Brakfontein Merensky Project (BRK Merensky Project), which is located in the south-eastern extremity of the Bokoni Mine.

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

As per common practice in concentrate sale agreements, various penalties, for concentrate not meeting the agreed specification, are provided for in the off-take agreement and are deductible from the price payable for concentrate.

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

As noted through-out this Annual Report, the Company prepared its reserve and resource estimates in accordance with the requirements of NI 43-101rather than Industry Guide 7.

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

The annual Mineral Resource and Reserve Statement (below) for the Bokoni Mine were updated as of December 31, 2015. The QPs responsible for the updating of the mineral resource is Mr G. Mitchell Pri. Sci. Nat., Mr A. Deiss, Pri. Sci. Nat. and Dr W.D. Northrop. (Independent consultants at ExplorMine). The QP responsible for updating the mineral reserve is Mr. B. Reddy, Pri. Sci. Nat. (Executive: Mineral strategy and exploration at Atlatsa). In the opinion of the QPs, there are no material changes in the resource and reserve estimates of 2015 as compared to the 2014 mineral resource and reserve estimates.

The Mineral Resource and Reserve Estimates as at December 31, 2015 are shown in Tables 2 and 3 below. Mineral Resource estimates in the tables include Mineral Reserves. There have been no material changes in the Mineral Resource and Reserve year on year. The major difference is due to the incorporation of The Klipfontein and Avoca mineral properties into the Bokoni Operations.

The Company estimates and reports ore reserves and mineral resources in line with the principles contained in the South African Code for Reporting of Mineral Resources and Mineral Reserves of 2007, revised in 2009 (SAMREC 2009), known as the “SAMREC Code”.

Table 2: Mineral Reserves Tabulation for the Bokoni Mine as at December 31, 2015

Bokoni Platinum Mines Proprietary Limited			Total			Attributable to Atlatsa
		Reef type	Mt	Grade 4E g/t	Containing	Attributable %	Mt	Grade 4E g/t
					4E Moz
Ore Reserves	Proved	MR	28.80	4.03	3.73	51	14.69	4.03
	Probable	MR	8.30	4.45	1.19	51	4.23	4.45

	Total Reserve	MR	37.10	4.13	4.92	51	18.92	4.13

	Proved	UG2	27.22	5.17	4.52	51	13.88	5.17
	Probable	UG2		5.17	2.77		8.51	5.17

	Total Reserve	UG2		5.17	7.30		22.39	5.17

	Total Reserve		81.01	4.69	12.22		41.31	4.69

Notes:

(1)	The QP responsible for the compilation of the mineral reserves is B. Reddy, B.Sc. Pri Sci. Nat., Executive: Technical Services at Atlatsa.
(2)	The mineral reserves are inclusive of dilution and recovery factors.
(3)	The grade indicated is the mill delivered grade.

A cut-off grade of 3.14 g/t for the Merensky Reef was applied.

A cut-off grade of 3.42 g/t for the UG2 Reef was applied.

(4)	Metal price assumptions of US$1,300/oz platinum, US$820/oz palladium, US$1,200/oz rhodium and US$1,300/oz gold were used in the estimation of mineral reserves. The R/$ exchange rate used was R 11.20. **
(5)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Table 3: Mineral Resources Tabulation for the Bokoni Mine as at December 31, 2015

Mineral Resource Category	Reef Type	Tonnes (million)	Grade 4E (g/t)[1]	4E Kg’s (‘000)	4E (Moz)	Grade 4E (g/t)	4E Kg’s (‘000)	4E (Moz)	Pt grade (g/t)	Pd grade (g/t)	Rh grade (g/t)	Au grade (g/t)	Cu grade (%)	Ni grade (%)

Measured	MR	93.28	4.90		14.68	3.01	1.39	0.17	0.31	0.08	0.21	93.28	4.90

Indicated	MR	49.68	4.86		7.76	2.99	1.40	0.17	0.30	0.08	0.20	49.68	4.86

Measured + Indicated	MR	142.96	4.88		22.44	3.00	1.39	0.17	0.31	0.08	0.21	142.96	4.88

Inferred	MR	201.87	5.03		32.64	3.09	1.46	0.18	0.30	0.08	0.20	201.87	5.03

Mineral Resource Category	Reef type	Tonnes (million)	Grade 4E (g/t)	4E Kg’s (‘000)	4E (Moz)	4E Kg’s (‘000)	4E (Moz)	Pt grade (g/t)	Pd grade (g/t)	Rh grade (g/t)	Au grade (g/t)	Cu grade (%)	Ni grade (%)

Measured	UG2	201.38	6.36		41.15	2.62	3.09	0.51	0.13	0.05	0.17	201.38	6.36

Indicated	UG2	93.97	6.44		19.46	2.65	3.14	0.52	0.13	0.05	0.17	93.97	6.44

Measured + Indicated	UG2	295.35	6.38		60.61	2.63	3.11	0.52	0.13	0.05	0.17	295.35	6.38

Inferred	UG2	182.85	6.55		38.5	2.68	3.23	0.53	0.12	0.05	0.17	182.85	6.55

Notes:

(1)	The QPs responsible for the compilation of the mineral resources are G. Mitchell Pri. Sci. Nat., A. Deiss Pri. Sci. Nat. and Dr. W. Northrop. All QPs are independent consultants to Atlatsa.
(2)	The mineral resources are inclusive of mineral reserves.
(3)	The mineral resources are inclusive of dilution and recovery factors.
(4)	A cut-off grade of 2.81 g/t for the Merensky Reef was applied.

A cut-off grade of 2.96 g/t for the UG2 Reef was applied.

(5)	Metal price assumptions of US$1,300/oz platinum, US$820/oz palladium, US$1,200/oz rhodium and US$1,300/oz gold were used in the estimation of mineral reserves. The R/$ exchange rate used was R 11.20. **
(6)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

**	The Company’s mineral reserve and resource estimates are calculated using the best estimate of future metal pricing formulated from a combination of analyst consensus, bank consensus and an internal pricing deck provided by Anglo Platinum. The price assumptions used are based on long term metal prices looking forward and not historical averages or prices for any particular historical date or period. The Company uses the long term prices looking forward due to the long life of mine timeframe as well as the fact that two long term projects, Middelpunt Hill and Brakfontein, will only achieve steady state production levels by the fourth quarter of 2016 and 100,000 tpm by 2019, respectively.

The Company estimates and reports ore reserves and mineral resources in line with the principles contained SAMREC.

The reason the Company regards this as the most applicable method is:

•	Bokoni Mine is in a ramp up phase and the Company considers a forward looking approach to be more appropriate;

•	The exceptionally long life of the ore body; and

•	The historical value would not be appropriate based on the life of mine plan.

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

The modelling procedure adopted was as follows:

•	the overall dip per farm was used to calculate the true reef thickness. Dip corrections were applied for true mining cut thickness per area, taking average dip angles into account:

•	Zeekoegat and Diamand: 25°

Middelpunt:                          22°

Umkoanestad:                      18°

Brakfontein:                         16°

•	Modelling was completed using Datamine mining software in two dimensions.

•	The validated boreholes and underground samples were combined, compared and investigated geostatistically in order to characterize and optimize the estimation process.

•	Statistical and variogram analyses were completed.

•	The reef was investigated for the presence of distinct geological and statistical domains.

•	The ordinary kriging estimation technique was used for estimation of all the variables.

•	For the block model estimates, block size dimensions of 250 m by 250 m were used within and immediately adjacent to workings. The block dimension for the remainder of the area was 500 m by 500 m.

•	A minimum of seven and a maximum of thirty samples were required within the search ellipse for interpolation. This was kept the same for all variables.

•	The resource tonnages were estimated using kriged density and thickness estimates, modified by dip correction factor and geological loss factor.

•	The Mineral Resource estimates used for mine planning and reporting are contained in a block model that is a combination of the kriged hanging wall, channel and footwall layer estimates, weighted according to the kriged density and respective thicknesses.

•	The Mineral Resource estimate considers optimum stope width cuts.

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

Where samples have missing density values the mean density values per rock type were assigned and then used during compositing and estimation. Assigned values were not used for statistical analysis or variogram modelling. The Resource and Reserve conversion factors used for the estimation are shown in table 4 below:

Table 4: Resource and Reserve conversion factors

Reef Type	Geological Loss	Dip		Pillar Losses	Extraction %	Dilution by Mining Activities	MCF	Off Reef Dilution
UG2	11%	17	[0]	11%	74%	19.8%	97%	6%
Merensky	17%	15	[0]	6%	68%	22.6%	97%	5%

Known issues that materially affect mineral resources and mineral reserves

The Company is currently unaware of any issues that materially affect these Mineral Resources and Mineral Reserves. The Bokoni Mine has successfully mined and processed Merensky Reef and UG2 and has economically produced 4E concentrate for the last twenty five years.

4. D.12. Life of Mine (“LOM”)

The current production strategy at Bokoni (base profile) is to produce at 160.0 ktpm from current mining infrastructure, equivalent to the installed processing capacity of the Bokoni concentrator plant. Production from the older UM2 and Vertical Shafts was stopped in August and December 2015, respectively, with both shafts being placed under care and maintenance. The shaft infrastructures will be used to supplement the pumping and ventilation requirements of the Brakfontein Shaft. Thereafter; production will increase to 240.0 ktpm, together with construction of a new concentrator plant to process the additional increase in volume. The additional production will be from an expansion of the current Middelpunt Hill Shaft from 60.0 ktpm to 120.0 ktpm and an additional 20.0 ktpm from a new project on the Zeekoegat mineral property, utilizing the Vertical Shaft infrastructure.

The figure below shows the LOM profile.

Figure 5. LOM planned ore production

4. D.13. Production History

The production history for the last three years is shown in Table 5 below.

Table 5. Production summary for the past three years

	2013	2014	2015
Tonnes Milled	1,312,631	1,743,781	1,676,694
4E In Situ Grade	4.70	4.76	5.17
4E Oz Produced (underground)	156,578	174,361	174,973
Opencast 4E Oz produced	13,717	19,675	15,766

Total 4E Oz Produced	170,295	194,036	190,740

To illustrate the impact of placing the Vertical and UM2 shafts on care and maintenance, refer to the table below.

Table 6. Production summary split for the different shafts

Description	Unit	YTD 2014	YTD 2015%		Q4 2014	Q4 2015%
Tonnes delivered	Tonnes	1 745 245	1 681 656	(4%)	356 156	396 756	11%
Underground	Tonnes	967 498	1 078 286	11%	221 618	274 629	24%
Under care and maintenance	Tonnes	492 278	379 417	(23%)	108 428	58 432	(46%)
Opencast	Tonnes	285 469	223 953	(22%)	26 110	63 695	144%

Tonnes milled	Tonnes	1 743 781	1 676 694	(4%)	454 030	430 285	(5%)
Underground	Tonnes	967 011	1 082 277	12%	227 050	278 540	23%
Under care and maintenance	Tonnes	491 301	374 922	(24%)	110 626	59 518	(46%)
Opencast	Tonnes	285 469	219 495	(23%)	116 353	92 227	(21%)

4E Ounces	Tonnes	194 036	190 740	(2%)	48 414	46 698	(4%)
Underground	Tonnes	118 734	132 483	12%	27 960	33 968	21%
Under care and maintenance	Tonnes	55 627	42 490	(24%)	12 846	6 103	(52%)
Opencast	Tonnes	19 675	15 766	(20%)	7 607	6 628	(13%)

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

4. D.15. Personnel

4. D.15.1. Organizational structure and compliment

The Bokoni Mine’s organizational structure is similar to other South African mines, whereby production is divided into the departments of mining, engineering and services. Services include mineral resource management, finance, human resources, health and safety and the concentrator. Each department is managed by a head of department who reports to the general manager.

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

The Bokoni Mine at December 31, 2015 employed a total of 5,205 people across all disciplines and in all categories, as shown in Table 7 below.

Table 7. The Bokoni Mine employee compliment

Patterson Grade	Description	Actual 2015	Actual 2014
A (A1-A4)	Unskilled	0	391
B (B1-B7)	Semi-Skilled	2,851	2,590
C (C1-C4)	Skilled	538	558
D (C5-D4)	Professionals (supervisory level) & Middle Management	79	85
E (E2-EU)	Senior Management	8	10
F	Contractors	2,134	2,467

TOTAL		5,611	6,101

The above labour compliment includes all personnel necessary for the current operations. Also see ITEM 4. A.4. Bokoni Restructure Plan, where a process is being undertaken to reduce the head count at Bokoni Mine.

4. D.15.2. Employment policy

The Bokoni Mine’s employment policy is to include all core skills from rock-face to manager as permanent ‘payroll’ employees. An agreement was reached with unions to the effect that contract labour would be utilized on UM2 shaft, which had a limited life of mine, in order to enable the mine to use its own employees on the build-up of production on the long life Brakfontein mine.

The Bokoni Mine, however, continues to employ contractors in certain non-core activities.

4. D.15.3. Skills shortage and development

The Bokoni Mine suffers from the industry-wide skills shortage, particularly in the mining processing and engineering disciplines. Currently the Bokoni Mine has a Skills Retention Policy which includes various initiatives to retain employees with scarce skills including retention allowances. The skills shortage as at December 31, 2015 is summarized in Table 8.

Table 8. Current Bokoni Mine critical skills shortage

Description	Actual	Required	(Shortage) / Surplus
Shift Supervisors (C5-D1)	49	41	8
Miners (C1-C2)	52	67	(15)
Mine Overseers (D2)	9	8	1
Artisans (C2)	120	111	9
Engineering Foreman (C5-D1)	17	9	8
Engineers (D4)	4	4	0
Mining Managers	5	5	0

Total	256	245	11

The skills shortage is also being addressed through training and development. The Bokoni Mine has a Mining and Engineering Learnership programme and Cadetship in order to train miners. Targeted recruitment continues to take place at the mine.

The Bokoni Mine training centre has been accredited by the Mining Qualifications Authority (“MQA”). The first intake of Rock Breaker level 1and 2 were scheduled in 2013. As per table 9; Bokoni Mine has the following learners in different stages of progress:

Table 9. Graduates Development Programmes, Work Experience, Mining and Engineering Learnership

Description	2014	2015
Community Cadetship	83	30
Mining Learnership (Rock Breaking 2&3)	104	119
Engineering Learnership	56	60
MQA Bokoni Graduates	13	13
MQA External Graduates	12	53
P1/P2 (Bokoni)	8	12
P1/P2 External	—	45

In-house and legal compliance training takes place for all core occupations and also for Learner Shift Supervisor programme. The mine no longer utilizes Anglo Platinum training facilities. The Bokoni Mine has an Adult Basic Education and Training programme and an HIV/AIDS Wellness programme in place. The local community also benefits from these programmes.

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

The South African mining sector enjoys immediate tax relief on capital expenditure i.e. capital expenditure can be offset against taxable profit in the year it is incurred (or can be carried forward to create a tax shield) i.e. capital expenditure is not depreciated or amortized for tax purposes.

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

The Fiscal 2015 royalty tax percentage and resulting royalty expenses for the Bokoni Mine were 0.5% and $0.8 million (ZAR9.3 million), respectively, representing the minimum rates. The royalty tax percentage and royalty expenses for Fiscal 2014 were 0.5% and $1.0 million (ZAR10.4 million), respectively.

4. D.17. Environmental liabilities and matters

The South African National Environmental Management Act 107 of 1998, as well as the MPRDA, which applies to all prospecting and mining operations, requires that these operations are carried out in accordance with generally accepted principles of sustainable development. It is a MPRDA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for premature closure; planned decommissioning and closure; and post closure management of residual and latent environmental impacts. The financial provisions deal with anticipated costs for:

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

An assessment of the Bokoni Mine was completed in Q4 2015, to determine the environmental rehabilitation liability as at December 31, 2015. The total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (discounted at the 2015 risk free rate of 9.63% (2014:7.96%)), was estimated at $13.8 million (ZAR153.9 million) compared to $13.4 million (ZAR132.9 million) as at December 31, 2014.

The undiscounted future environmental rehabilitation liability was estimated at $23.4 million (ZAR261.2 million) as at December 31, 2015, compared to $19.3 million (ZAR191.6 million) as at December 31, 2014.

The Company makes annual contributions to a dedicated trust fund (the “Environmental Trust Fund”) to cover the estimated cost of rehabilitation during and at the end of life of the Bokoni Mine. As at December 31, 2015, the amount invested in the Environmental Trust Fund was $3.7 million (ZAR41.2 million) compared to $3.7 million (ZAR37.0 million) at December 31, 2014. The $10.1 million (ZAR112.7 million) shortfall between the funds invested in the Environmental Trust Fund and the estimated rehabilitation cost is covered by a guarantee from RPM.

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

Initial shallow underground mining at the Bokoni Mine intersected both weathered and fractured overlying aquifers. Therefore, there is an ongoing seepage of ground water into the workings from the Rapholo River. In addition, water from the decant water catchment dam below the tailings dam also seeps into the workings. Total ingress is in the order of 11,000 cubic metres per day. Subsequently there is on-going pumping of a significant amount of water out of the mines and into surface settling dams. Currently, the existing Water Usage License (“WUL”), granted in October 2008, permits discharge up to 1.9 million cubic metres of water annually into the Rapholo River until April 2009. The Bokoni Mine requested an amendment to the WUL, which was declined by the Department of Water Affairs, but an appeal was submitted to the water tribunal. Currently a water study is in progress to update the water model for the mine, to increase the understanding of the aquifer. No water was discharged into the Rapholo River during 2013 and in 2014. All discharges into the river have been stopped.

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

4. D.18. The Ga-Phasha Project

As per the recently completed Refinancing Plan (see ITEM 4. A.5. Refinance Plan (2012-2014)), the Ga-Phasha project was split into two sets of mineral properties. The Paschaskraal and De Kamp mineral properties were sold to Anglo Platinum on December 13, 2013 and the Klipfontein and Avoca mineral properties were incorporated into the exiting Bokoni Mine.

4. D.19. The Platreef Project

4. D.19.1. Agreements

Atlatsa holds a 51% interest in the Kwanda through Bokoni Holdco. The Boikgantsho Project was sold in its entirety to Anglo Platinum on December 13, 2013 as part of the Refinancing Plan (see ITEM 4. A.5. Refinance Plan (2012-2014)). Further details of Atlatsa’s interests in the Central Block and Rietfontein properties are given under Location and Property Description below.

4. D.19.2. Location and Property Description

The Platreef Project is located near the town of Mokopane (formerly Potgietersrust) in South Africa, approximately 275 km northeast of Johannesburg. The property holdings comprise all or parts of seventeen mineral properties, totaling 32,573 ha. The

Platreef Project is divided into four geographical regions: the North Block, the Central Block, the Rietfontein Block and the South Block (Table 8 and Figure 6), further described below. The North and South Blocks fall under the Kwanda Project.

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

Figure 6. Property Holdings, Platreef Properties

Prospecting or mineral rights held by Atlatsa, through Plateau Resources, including its 51% ownership of Bokoni Platinum Holdings is listed in table 10 below:

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

Rietfontein Block: Rietfontein 2 KS	New order prospecting right has been granted to Plateau. It includes all mineral except precious stones and oil and gas.	This right commenced on November 28, 2006 and endures for 5 years to November 27, 2011. On October 2, 2014, the initial prospecting right was extended for a further period of three years.

Notes:

(1)	Atlatsa has continued to pay the prospecting fees for 2012 to 2015 but has not continued with any further exploration activities other than desktop studies.
(2)	No mining activities are taking place on the Platreef Project. All properties are prospecting rights.
(3)	No Resource or Reserve estimates have been estimated for the Platreef Project. The Platreef project is still in early stage exploration and no mineral resource estimates have been undertaken.

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

4. D.19.5. Kwanda Project (North Block and South Block)

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

Overview

The audited Consolidated Financial Statements have been prepared in accordance with IFRS. The Company adopted IFRS as of January 1, 2009.

The Company incurred a net loss for Fiscal 2015 of ($369.0 million) ($31.8 million (excluding impairment loss) compared to a 2014 fiscal year loss of ($49.5 million). The loss for the year is primarily as a result of the softening in the platinum price during the 2015 financial year and the impact on profitability of the Company’s subsidiary, Bokoni Mine.

The Company’s current liabilities exceeded its current assets by $71.0 million. This deficit arises mainly as a result of the following:

•	The $12.5 million (ZAR140 million) backlog of trade and other payables owed to RPM by Bokoni Mine. By initial agreement with RPM, the backlog of the trade and other payables was deferred and Bokoni was expected to start repaying $1.4 million (ZAR15.6 million) a month from April 2015 to December 2015. On December 9, 2015, the New Senior Facilities Agreement was increased by $6.4 million (ZAR71.4 million) to make available funds to Plateau to repay its 51% pro-rata share ($6.4 million (ZAR71.4 million)) of the backlog, subject to conditions precedent being met.

•	RPM advanced additional funds (not supported by physical metal deliveries) on the purchase of concentrate agreement of $35.9 million (ZAR401,9 million) to secure short term funding until all conditions precedent on the Term Loan facility provided by RPM, as discussed below, had been met and this facility could be utilized to fund the Bokoni operations.

•	The estimated costs associated with the Bokoni Restructure Plan of $9.5 million (ZAR106 million) having been provided for during the period (see ITEM 4. A.5. Refinance Plan (2012-2014)).

•	Atlatsa remains in discussions with RPM surrounding the future optimization of Bokoni Mine (see ITEM 4. A.4. Bokoni Restructure Plan). Atlatsa’s audited Consolidated Financial Statements; however; are prepared on the basis of accounting policies applicable to a going concern. Refer to note 2 of the audited Consolidated Financial Statements for Fiscal 2015 as well as Section 1.11 “Liquidity” in the MD&A for the fiscal year ended December 31, 2015 which was furnished on EDGAR on Form 6-K on March 30, 2016 and is specifically incorporated by references herein in its entirety.

For additional details with respect to historical exchange rates, see ITEM 3. Selected Financial Data - “Key Information”. The outlook for Atlatsa’s assets primarily relates to the outlook for platinum group metals.

Key drivers of the Company’s operating results and principle factors affecting its operating results

The principal uncertainties and variables facing the Company’s business and, therefore, the key drivers of its operating results are:

•	The prices of PGM metals, which fluctuates in U.S. dollars and ZAR;

•	The production tonnages and PGM content thereof, impacting on the amount of PGM metals the Company produces, at its operations;

•	The cost of producing the PGM metals as a result of mining efficiencies;

•	General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations, particularly in South Africa; and

•	The availability of capital based on the full utilization of the facility between RPM and Plateau under the New Senior Facilities Agreement, the Advance and the Term Loan Facility as at December 31, 2015.

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

The movements in the U.S. dollar PGM spot price for 2015, 2014 and 2013 are indicated in the following table:

Monthly average basket PGM prices	2015 fiscal year		2014 fiscal year		% change
Lowest PGM price during the fiscal year	US$	719	US$	1,030	(30%)
Highest PGM price during the fiscal year	US$	1,125	US$	1,281	(12%)
Average PGM price during the year	US$	925	US$	1,164	(20%)
PGM price at end of the year	US$	781	US$	1,071	(27%)
PGM price at beginning of the year	US$	1,071	US$	1,124	(5%)

Monthly average basket PGM prices	2014 fiscal year		2013 fiscal year		% change
Lowest PGM price during the fiscal year	US$	1,030	US$	1,075	(7%)
Highest PGM price during the fiscal year	US$	1,281	US$	1,318	(3%)
Average PGM price during the year	US$	1,164	US$	1,187	(2%)
PGM price at end of the year	US$	1,071	US$	1,124	(5%)
PGM price at beginning of the year	US$	1,124	US$	1,112	1%

Source: revenue received as basis for basket price

Based on Atlatsa’s 2015 PGM production, the approximate sensitivity of its revenue to a 10% increase or decrease in the 2015 average market PGM price is a $20.6 million increase or decrease in revenue.

PGM production and operating costs

Production from the Bokoni Mine for Fiscal 2015 totaled 1,676,694 tonnes milled and 190,740 4E ounces at an average yield of 3.5. See ITEM 5. A. Operating Results for the production statistics of the Bokoni Mine.

The Company’s costs and expenses consist primarily of operating costs, royalties and depreciation. Operating costs include labour, contractor services, stores, electricity and other related costs, incurred in the production of PGM metals. Direct labour is the largest component of operating costs consisting 45% of direct operating costs at the Bokoni Mine in Fiscal 2015. Labour; broadly defined (i.e. including contractors) consists of 60% of direct operating costs.

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

Effect of exchange rate fluctuations

For Fiscal 2015, 100% of the Company’s revenues were generated from the Bokoni Mine in South Africa. During this period the U.S. dollar strengthened by 17.6% against the ZAR. As the price of PGM metals are denominated in U.S. dollars and the Company realizes its revenues in ZAR, the appreciation of the U.S. dollar against the ZAR increases the Company’s profitability, whereas the depreciation of the U.S. dollar against the ZAR reduces its profitability.

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

Effect of inflation

South Africa went through a period of increased inflation along with other world markets in 2008. The South African inflation rate stabilized in Fiscal 2009 and the CPI (“Consumer Price Inflation”) index was 4.58% in December 2015 (2014: 4.5%). The Company’s operating costs are directly impacted by inflation.

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

5. A. Operating Results

Consolidated Statements of Financial Position	As at December 31, 2015	As at December 31, 2014	As at December 31, 2013
Total assets	$326,387,522	$720,824,611	$773,629,408
Non-current liabilities (including short-term portion of loans and borrowings)	$227,467,468	$261,313,182	$322,636,481

Consolidated Statements of Comprehensive Income	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Revenue	$205,690,922	$237,390,814	$195,621,452
Cost of sales	($260,574,210)	($264,758,202)	($233,776,296)

Gross loss	($54,883,288)	($27,367,388)	($38,154,844)

(Loss) / profit for the year	($368,981,738)	($49,549,842)	$99,869,277

Basic (loss) / profit per share	($0.30)	($0.05)	$0.47

Diluted (loss) / profit per share	($0.30)	($0.05)	$0.46

Weighted average number of common shares outstanding [1]	553,808,838	541,956,940	426,290,432

Diluted weighted number of common shares outstanding (million) [2]	553,808,838	541,956,940	429,288,473

1	On a fully diluted basis, post-conversion of the “B” Preference Shares.
2	Including unvested treasury shares issued pursuant to the Company’s Employee Stock Option Plan.

With effect from July 1, 2009, Atlatsa transformed from an exploration and development company into a PGM producer as detailed in Atlatsa’s Amended Business Acquisition Report, dated September 28, 2010 (furnished to the SEC on Form 6-K on February 1, 2011). This transformation was achieved through the Bokoni Transaction. The Bokoni Transaction is discussed in detail in ITEM 4.A.

Highlights

5. A.1. Consolidated Statement of Financial Position

5. A.1.1. Fiscal 2015 compared to Fiscal 2014

The following are the key changes in financial conditions for Fiscal 2015 compared to Fiscal 2014:

•	Atlatsa’s total assets decreased by ($394.4 million) (-54.7%) from $720.8 million at December 31, 2014 to $326.4 million at December 31, 2015. This decrease in total assets is primarily due to the following:

•	an impairment loss of ($337.1 million) (converted at June 30, 2015 ruling exchange rates) recognized against the property, plant and equipment during Fiscal 2015;

•	a decrease of ($4.7 million) in cash and cash equivalents;

•	a decrease of ($10.0 million) in trade and other receivables during Fiscal 2015 as a result of the impact of utilizing the Advance; and

•	a deterioration of (12.3%) of the ZAR against the $ since December 31, 2014.

•	Atlatsa’s total liabilities decreased by ($31.8 million) (-10.4%) from $305.6 million at December 31, 2014 to $273.6 million at December 31, 2015. This decrease in total liabilities is primarily due to the following:

•	a decrease in the deferred tax liability at acquisition (July 1, 2009) due to the impairment loss recognized at Bokoni Mine;

•	a decrease of ($16.9 million) in the effect of translation of the loans and borrowings.

These decreases were partially offset by:

•	additional funds (not supported by physical metal deliveries) advanced by RPM, on the purchase of concentrate agreement of $35.9 million (ZAR401.9 million); and

•	a net increase in the Company’s loans and borrowings (non-current and current) resulting mainly from the advance on the Working Capital Facility of $3.1 million and accrued interest capitalized of $2.6 million more in Fiscal 2015 than in Fiscal 2014.

5. A.1.2. Fiscal 2014 compared to Fiscal 2013

The following are the key changes in financial condition for Fiscal 2014 compared to Fiscal 2013:

•	Atlatsa’s total assets decreased by ($52.8 million) (-6.8%) from $773.6 million at December 31, 2013 to $720.8 million at December 31, 2014. This decrease in total assets is primarily due to the following:

•	a decrease of ($32.5 million) in cash and cash equivalents mainly due to the payment during Fiscal 2014 of the Value Added Tax (“VAT”) liability on the sale of the mineral properties of Boikgantsho and Eastern Ga-Phasha on December 13, 2013;

•	a decrease of ($17.5 million) in trade and other receivables as a result of the impact of utilizing the Advance; and

•	a deterioration of (0.8%) of the ZAR against the $ since December 31, 2013.

These decreases were partially offset by additions to capital work-in-progress of $2.0 million and an increase in inventory of $0.4 million mainly as a result of the increase in the opencast stockpile, not milled at year-end.

•	Atlatsa’s total liabilities decreased by ($88.9 million) (-22.5%) from $394.5 million at December 31, 2013 to $305.6 million at December 31, 2014. This decrease in total liabilities is primarily due to the following:

•	a decrease of ($30.2 million) in trade and other payables mainly as a result of the VAT incurred on the sale of the mineral properties of Boikgantsho and Eastern Ga-Phasha on December 13, 2013 being paid after December 31, 2013 and during Fiscal 2014;

•	a net decrease in the Company’s loans and borrowings (non-current and current) of ($56.1 million) resulting mainly from $74.8 million (ZAR750.0 million – converted at transaction date: January 31, 2014) being repaid on the New Senior Facilities Agreement in Q1 2014 as part of the Restructure Plan (this was disclosed as short-term portion of loans and borrowings at December 31, 2013), additional drawdowns of $2.4 million, shareholder loans capitalized of $12.5 million and accrued interest capitalized of $17.0 million;

•	a decrease in deferred tax of ($7.8 million); and

•	a deterioration of (0.8%) of the ZAR against the $ since December 31, 2013.

5. A.2. Consolidated Statements of Comprehensive Income

5. A.2.1. Fiscal 2015 compared to Fiscal 2014

•	Atlatsa incurred a gross loss for Fiscal 2015 of ($54.9 million); which is $27.5 million more than the gross loss incurred in Fiscal 2014 of ($27.4 million).

•	Atlatsa incurred an operating loss of ($416.2 million) and a loss before tax of ($439.9 million) for Fiscal 2015, compared to an operating loss of ($40.1 million) and loss before tax of ($56.1 million) for Fiscal 2014. This is mainly due to the impairment loss and the cost of restructuring at Bokoni recognized during the year as discussed below. Additionally the significant items are listed below:

•	Due to the economic climate and the significant re-rate in forecasted metal prices, the Company tested the carrying value of its assets for impairment and recognized an impairment loss of ($337.1 million) at 30 June 2015 (converted at June 30, 2015 ruling exchange rates). Goodwill has been written down to zero.

•	The Company incurred ($14.9 million) in the year under review with regards to the estimated costs associated with a significant labour restructuring, legal, human resources and security related charges. Refer note 25 of the audited Consolidated Financial Statements for the fiscal year ended 2015 and ITEM 4. A.4. Bokoni Restructure Plan.

•	The Company has recognized a fair value loss and AG8 adjustments of ($0.3 million) in its Consolidated Statement of Comprehensive Income for Fiscal 2015, compared to a fair value loss and AG8 adjustments of ($2.1 million) for Fiscal 2014.

•	The net loss (after tax) was ($369.0 million) for Fiscal 2015 as compared to a net loss (after tax) of ($49.5 million) for Fiscal 2014.

•	The basic and diluted loss per share was ($0.30) for Fiscal 2015 as compared to the basic and diluted loss per share for Fiscal 2014 of ($0.05). The basic and diluted loss per share is based on the loss attributable to the shareholders of the Company of ($167.1 million) for Fiscal 2015 as compared to the loss attributable to the shareholders of the Company of ($24.6 million) for Fiscal 2014.

•	During Fiscal 2015, the Bokoni Mine produced 190,740 platinum, palladium, rhodium and gold (“4E”) ounces as compared to 194,036 4E ounces during Fiscal 2014. The decrease is mainly attributable to the decrease in production tonnes milled. The UM2 and Vertical Merensky shaft operations were placed on care and maintenance in August and December 2015, respectively. To illustrate the impact of these two shafts not producing in Q4 2015, see ITEM 4. D.13. Production History – table 6.

The major contributors to the increase in a loss of by $324.4 million for Fiscal 2015 are described below under Item 5. A.2.1.1 to 5. A2.1.9:

5. A.2.1.1. Revenue

The Company has two reportable segments under IFRS: the Bokoni Mine and the Projects. All external revenue of the Company is generated by the Bokoni Mine segment. The Projects segment generated no revenue.

Revenue was $205.7 million (ZAR2,046.7 million) for Fiscal 2015 compared to $237.4 million (ZAR2,329.6 million) for Fiscal 2014 representing a (13.4%) decrease in $ terms and a (12.1%) decrease in ZAR terms as a result of the following:

•	4E ounces produced decreased by (1.7%) to 190,740 in Fiscal 2015 when compared to Fiscal 2014 of 194,036 4E ounces. The decrease is mainly attributable to the decrease in production tonnes milled. The decrease is mainly attributable to the decrease in production tonnes milled. The UM2 and Vertical Merensky shaft operations were placed on care and maintenance in August and December 2015, respectively. To illustrate the impact of these two shafts not producing in Q4 2015, see ITEM 4. D.13. Production History – table 6;

•	The 4E basket price for Fiscal 2015 was (10.6%) lower at ZAR10,730 compared to ZAR12,006 for Fiscal 2014;

•	The average platinum price of US$1,054 during Fiscal 2015 was (23.9%) lower when compared to the average of Fiscal 2014 of US$1,385; and

•	The average realized ZAR/US$ exchange rate for Fiscal 2015 was ZAR12.76 compared to the average realized exchange rate of ZAR10.85 for Fiscal 2014 representing a (17.6%) weakening of the ZAR.

5. A.2.1.2. Cost of Sales

Consolidated cost of sales for Fiscal 2015 was $260.6 million (ZAR2,605.9 million) which is $4.2 million (ZAR7.7 million) less than Fiscal 2014 $264.8 million (ZAR2,598.2 million). This represents a decrease of (1.6%) in $ terms and an increase of 0.3% in ZAR terms.

The main contributors to the cost variances were:

•	Labour costs for Fiscal 2015 were $100.2 million (ZAR997.0 million), which is an increase of 3.7% in $ terms and 3.0% in ZAR terms, compared to Fiscal 2014 labour costs of $96.6 million (ZAR968.0 million). The increase in labour costs was mainly due to the average annual salary increases from July 2015.

This is partially offset by the Restructuring Plan being implemented at Bokoni, with a number of employees taking voluntary severance packages during Q4 2015.

•	Contractor costs for Fiscal 2015 were $34.2 million (ZAR339.8 million), which is a decrease of (17.6%) in $ terms and (16.5%) in ZAR terms compared to Fiscal 2014 contractor costs of $41.5 million (ZAR406.8 million). The decrease was due to:

•	the opencast tonnes delivered decreased by (21.6%), and the contractor is paid per tonne delivered;

•	this is partially offset by the higher stripping ratio (the volume of overburden (or waste material) required to be handled in order to extract some volume of ore), which entailed more costs to remove the tonnes at the opencast; and

•	the Restructure Plan being implemented at Bokoni, which led to the retrenchment of certain contractors.

•	Stores costs for Fiscal 2015 were $43.3 million (ZAR430.6 million), which is a decrease of (2.7%) in $ terms and (1.4%) in ZAR terms compared to Fiscal 2014 store costs of $44.5 million (ZAR436.6 million). The decrease was mainly due to a decrease of (1.0%) in square meters and (28.9%) in working cost development, as compared to Fiscal 2014.

•	Utility costs for Fiscal 2015 were $15.8 million (ZAR157.4 million), which is an increase of 3.0% in $ terms and 4.5% in ZAR terms compared to Fiscal 2014 utility costs of $15.4 million (ZAR150.7 million). This increase was mainly due to Eskom Holdings (“Eskom”) rate increase of 12.7% (applicable from April 2015). Due to the Megaflex paying system, Eskom’s rate (Cost/kWh) changes depending on time of usage, i.e. during peak times, utilities will cost more. This is partially offset by the decrease of (3.6%) in tonnes delivered.

•	Sundry costs for Fiscal 2015 were $29.5 million (ZAR293.4 million), which is an increase of 4.5% in $ terms and 5.9% in ZAR terms compared to Fiscal 2014 sundry costs of $28.2 million (ZAR277.0 million). This increase was mainly due to an increase in costs to third party suppliers associated with the transfer of tonnes to the concentrator and waste areas in line with a corresponding increase in underground production. The decrease is mainly attributable to the decrease in production tonnes milled. The UM2 and Vertical Merensky shaft operations were placed on care and maintenance in August and December 2015, respectively. To illustrate the impact of these two shafts not producing in Q4 2015, see ITEM 4. D.13. Production History – table 6.

Cost per tonne milled for Fiscal 2015 was $133 (ZAR1,323) compared to $131 (ZAR1,284) in Fiscal 2014. This represents an increase of 1.6 $ terms and an increase of 3.0% in ZAR terms.

Cost per 4E ounce for Fiscal 2015 was $1,169 (ZAR11,630 as compared to $1,176 (ZAR11,540) in Fiscal 2014. This represents a decrease of (0.6%) in $ terms and an increase of 0.8% in ZAR terms.

5. A.2.1.3. Exchange Rate

For presentation purposes in the Consolidated Statement of Comprehensive Income for Fiscal 2015, currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Fiscal 2015 was ZAR9.95=$1. This represents a weakening of (1.4%) compared to the average exchange rate for Fiscal 2014 of ZAR9.81=$1.

For the Statement of Financial Position for Fiscal 2015, the closing ZAR to $ exchange rate for Fiscal 2015 was ZAR11.18=$1, representing a weakening of (12.3%) as compared to the closing exchange rate at December 31, 2014 of ZAR9.95=$1.

5. A.2.1.4. Finance Costs

The last cash drawdowns of $10.8 million (ZAR120.3 million) under the New Senior Facilities Agreement took place in 2014, thereafter the facility was fully utilized by March 31, 2014. No drawdowns took place during Fiscal 2015 under this facility.

See ITEM 4. A.6.8. Purchase of Concentrate Advance for the Advances during Fiscal 2015.

The finance costs for Fiscal 2015 were $23.9 million (ZAR243.0 million) compared to $16.3 million (ZAR165.3 million) in Fiscal 2014, which is an increase of 46.8% in $ terms due to a fully drawn New Senior Facilities Agreement, as well as finance costs on the Working Capital Facility and the Advance.

The finance costs are net of capitalized interest of $3.2 million (ZAR31.2 million) capitalized in Fiscal 2014 compared to $0.8 million (ZAR7.6 million) in Fiscal 2015.

Pursuant to the terms of the New Senior Facilities Agreement, the interest on outstanding amounts under the New Senior Facilities Agreement is calculated on the method set out below:

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

The interest applicable on the contractual amount outstanding between Plateau and RPM under the New Senior Facilities Agreement is based on the corresponding tranche of the outstanding amount and the calendar year. See Section 1.12 – “Capital Resources” in the MD&A for the fiscal year ended December 31, 2015, which was furnished on EDGAR on Form 6-K on March 30, 2016 and is specifically incorporated by references herein in its entirety. For accounting purposes, interest is recorded at a calculated effective interest rate. The outstanding amounts under the New Senior Facilities Agreement have an effective floating interest rate of JIBAR plus 8% for Fiscal 2015.

5. A.2.1.5. Income Tax Expense

In Fiscal 2015, an Income Tax income of $70.9 million (Fiscal 2014 - $6.5 million income) was recorded relating to a deferred tax asset, as the deferred tax liability at acquisition (July 1, 2009) was reduced, due to the impairment loss recognized at Bokoni Mine. Refer to note 22 in the audited Consolidated Financial Statements for Fiscal 2015.

5. A.2.1.6. Safety

Atlatsa’s LTIFR in Fiscal 2015 of 1.10 has detoriated by (12.2%) when compared to the Fiscal 2014 LTIFR of 0.98. Nineteen (19) Section 54 stoppages were imposed by the DMR during Fiscal 2015 compared to 16 stoppages in Fiscal 2014. This equates to 3,280 4E ounces lost in Fiscal 2015, and 1,622 4E ounces lost in Fiscal 2014.

The following Section 54 stoppages were encountered during Fiscal 2015 compared to Fiscal 2014.

	Shafts stopped	Sections stopped	4E ounces lost
2015	11	9	3,280
2014	5	11	1,622

In Fiscal 2015 more shafts were stopped than sections as safety is currently a priority. A section is a smaller area; each shaft may have 4 or 5 sections.

On October 8, 2014, Bokoni suspended operations at its Klipfontein opencast mine pending the outcome of an urgent and full investigation into the fatal injury of a Motsotsi community member. The Bokoni Mine resumed operations on the western side of the Klipfontein opencast on November 3, 2014. The eastern side of the opencast mine remains suspended pending finalization of the investigation by the DMR and the South African Police Services. As of the date hereof, the eastern side of the opencast mine still remains closed.

Management at the Bokoni Mine has engaged extensively with the safety authorities at the DMR and has taken action to mitigate against future incidents at the Bokoni Mine. Additional emphasis has been placed on behavior, including in-depth discussions with employees before each shift to identify any risks.

5. A.2.1.7. Capital

Total capital expenditure for Fiscal 2015 was $25.7 million (ZAR255.6 million) (compared to $31.1 million (ZAR344.1 million) for Fiscal 2014); comprising 35% sustaining capital and 65% project expansion capital (compared to 29% sustaining capital and 71% project expansion capital for Fiscal 2014). The decrease in capital expenditure is due to cash preservation strategies without having an impact on the mine’s future development plans.

5. A.2.1.8. Royalties

See ITEM 4. D.16. Tax and Royalties.

5. A.2.1.9. Power Tariff Increases

See ITEM 4. D.14.1. Power.

5. A.2.2. Fiscal 2014 compared to Fiscal 2013

•	Atlatsa incurred a gross loss for Fiscal 2014 of ($27.4 million), which is $10.8 million less than the gross loss incurred in Fiscal 2013 of ($38.2 million).

•	Atlatsa had an operating loss of ($40.1 million) and a loss before tax of ($56.1million) for Fiscal 2014, compared to an operating profit of $159.8 million and profit before tax of $103.7 million for Fiscal 2013. This is mainly due to the profit of $171.1 million, on the sale of Boikgantsho and Eastern Ga-Phasha, as part of the Restructure Plan in Fiscal 2013.

•	The net loss (after tax) was ($49.5 million) for Fiscal 2014 as compared to a net profit (after tax) of $99.9 million for Fiscal 2013.

•	The Company has recognized a fair value loss and AG8 adjustments of ($2.1 million) in its Consolidated Statement of Comprehensive Income for Fiscal 2014, compared to a fair value gain and AG8 adjustments of $48.0 million for Fiscal 2013. The difference is due to the refinancing cash flow implications being moved out as a result of the delay in finalization of the Restructure Plan during Fiscal 2013. In addition to this, post December 13, 2013, only the debt between Plateau and RPM was fair valued, as the 49% contribution by RPM to Bokoni Holdco was treated as a shareholders loan with the intention to capitalize these loans, which took place on March 31, 2014.

•	The basic and diluted loss per share was ($0.05) for Fiscal 2014 as compared to the basic earnings per share for Fiscal 2013 of $0.47 and the diluted earnings per share for Fiscal 2013 of $0.46. The basic and diluted loss per share is based on the loss attributable to the shareholders of the Company of ($24.6 million) for Fiscal 2014 as compared to the profit attributable to the shareholders of the Company of $199.5 million for Fiscal 2013.

•	During Fiscal 2014, the Bokoni Mine produced 194,036 platinum, palladium, rhodium and gold (“4E”) ounces as compared to 170,295 4E ounces during Fiscal 2013. The increase is mainly attributable to the increase in production tonnes mined.

The major contributors to the increase in a loss of by $149.4 million for Fiscal 2014 are described below under Item 5. A.2.2.1 to 5. A2.1.7:

5. A.2.2.1. Revenue

The Company has two reportable segments under IFRS: the Bokoni Mine and the Projects. All external revenue of the Company is generated by the Bokoni Mine segment.

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

5. A.2.2.2. Cost of sales

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

5. A.2.2.3. Exchange rate

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

5. A.2.2.4. Finance expenses

There were only cash drawdowns of $12.6 million (ZAR120.3 million) under the New Senior Facilities Agreement in Q1 2014 as the facility had been fully utilized by March 31, 2014; compared to $69.2 million (ZAR644.1 million) in drawdowns for Bokoni during Fiscal 2013. $6.7 million (ZAR65.8 million) for the capital gains tax that was payable on the sale of the Eastern section of Ga-Phasha was separately drawn down in Q4 2013.

The finance costs for Fiscal 2014 were $16.3 million (ZAR165.3 million) compared to $56.4 million (ZAR517.8 million) in Fiscal 2013, which is a decrease of 71.1%. The higher finance costs in Fiscal 2013 were as a result of the delay in the finalization of the Restructure Plan. See ITEM 4. A.5. Refinance Plan (2012-2014) and 4. A.6.6.New Senior Facilities Agreement.

The finance costs are net of capitalized interest of $3.2 million (ZAR31.2 million) capitalized in Fiscal 2014 compared to $1.5 million (ZAR14.0 million) capitalized in Fiscal 2013.

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

See ITEM 4. A.5. Refinance Plan (2012-2014) and 4. A.6.6.New Senior Facilities Agreement.

5. A.2.2.5. Income Tax Expense

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

5. A.2.1.6. Safety

Atlatsa’s LTIFR in Fiscal 2014 of 0.98 represented a deterioration of 8.9% compared to the LTIFR of 0.90 for Fiscal 2013. The disappointing safety performance was largely attributable to non-adherence to safety standards and procedures by new contractors at the mine. Additional emphasis is being placed on behavior including in-depth discussions with employees prior to each shift.

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

Management at the Bokoni Mine has engaged extensively with the safety authorities at the DMR and has taken action to mitigate against future incidents at the Bokoni Mine. Additional emphasis has been placed on behavior, including in-depth discussions with employees before each shift to identify any risks.

5. A.2.2.6. Capital

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

5. A. 3. Bokoni Mine production statistics

		Fiscal 2015 (Total )	Fiscal 2015 (opencast)	Fiscal 2015 (underground)	Fiscal 2014 (Total)		Fiscal 2014 (opencast)	Fiscal 2014 (underground)	% Change between Fiscal 2015 (total) and Fiscal 2014 (total)
4E oz produced	Oz	190,740	15,766	174,973	194,036		19,675	174,361	(1.7%)
Tonnes delivered	T	1,681,656	223,953	1,457,704	1,745,245		289,151	1,456,094	(3.6%)
Tonnes milled	T	1,676,694	219,495	1,457,199	1,743,781		285,469	1,458,312	(3.8%)
Recovered grade	g/t milled, 4E	3.5	2.2	3.7	3.6		2.10	3.89	(1.2%)
UG2 mined to underground output	%	30.0%			27.60				8.7%
Development meters	M	7,778			10,735				(27.5%)
Operating cost/tonne milled	ZAR/t	1,301	569	1,412	1,284		653	1,407	1.3%
Operating cost/4E oz	ZAR/4E oz	11,441	7,928	11,758	11,540		9,481	11,772	(0.9%)

Total permanent labour (mine operations)	Number	3,477			3,634	*			(4.3%)

Total contractors (mine operations)	Number	2,134			2,467	*			(13.5%)

*	2014 restated by using the actual at reporting date

5. A. 4. Summary of Quarterly Results

$ Million	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014	Jun 30, 2014	Mar 31, 2014
Revenue	44.5	57.2	51.7	52.3	54.6	70.4	58.6	53.8
Cost of sales	(66.1)	(65.0)	(66.1)	(63.4)	(71.4)	(66.7)	(65.7)	(61.0)

Gross loss	(21.6)	(7.8)	(14.4)	(11.1)	(16.8)	3.7	(7.2)	(7.1)

(Loss)/Profit for the period	(17.7)	(37.4)	(297.1)	(16.8)	(24.2)	(0.6)	(12)	(12.8)

Basic (loss)/profit per share ($)	(0.02)	(0.04)	(0.23)	(0.02)	(0.02)	(0.00)	(0.01)	(0.01)
Diluted (loss)/profit per share ($)	(0.02)	(0.04)	(0.23)	(0.02)	(0.02)	(0.00)	(0.01)	(0.01)

Weighted number of Common Shares outstanding (million)[1]	554	554	554	553	542	593	531	551
Diluted weighted number of Common Shares outstanding (million)[2]	554	554	554	553	542	593	531	554

1	On a fully diluted basis, post-conversion of the “B” Preference Shares.
2	Including unvested treasury shares issued pursuant to the Company’s Employee Stock Option Plan.

Discussion of Last Eight Quarterly Results

Atlatsa is continuing its efforts to increase production in order to achieve its medium-term monthly production target rate of 160.0 ktpm.

Revenue increased to a high of $70.4 million for Q3 2014 from an all-time low of $44.5 million in Q4 2015. Fluctuations in revenue between the quarters were largely due to the following fluctuations in production, varying PGM basket prices and exchange rates:

•

Production has varied between periods due to production efficiencies, potholing and safety stoppages. Revenue is also impacted by concentrate grade and chrome penalties. Production levels reached a high of 56,025 4E ounces during Q3

2014 and a low of 42,820 4E ounces during Q1 2014. The extent of this variance (30.8%) indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above;

•	Recovered grade varied between a low of 3,38 g/t in Q4 2015 and a high of to 3,76 g/t in Q3 2014, as a result of the significant increase in the amount of development at the operations, as well as lower grade material delivered and recoveries achieved from the opencast operations commissioned in Q2 2013;

•	PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,153 in Q3 2014 to a low of US$719 for Q4 2015. This 37.6% variance indicates the volatility of the PGM basket price due to fluctuations in market demand and supply; and

•	Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during Q2 2014 at an exchange rate of ZAR10.25 = US$1 and the weakest during Q4 2015, which was ZAR14.2 = US$1. The 34.7% variance indicates the volatility of the ZAR against the US$.

The period to period variations in cost of sales are mainly as a result of:

•	Varying labour costs due to changes in labour numbers, annual salary increases, overtime hours and bonus payments;

•	Varying use of contractors depending on management’s production and development planning requirements;

•	Fluctuations in stores costs based predominately on tonnes milled;

•	Varying utility costs between winter and summer tariffs, as well as annual tariff increases;

•	Depreciation charges based on the unit-of-production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalized;

•	Commodities such as fuel and steel are paid for in ZAR, but the price is determined in US$, such that the Company may be subject to a twofold negative impact in the event that the price of the commodity rises at the same time as a deterioration in the ZAR to US$ exchange rate; and

•	Fluctuations in the exchange rate between the $ and the ZAR – although the functional currency of the South African subsidiaries is the ZAR, the presentation currency is the $, such that the cost of sales is impacted by the weakening of the ZAR.

5. A. 4. New standards and interpretations not yet adopted

A discussion of the Registrant’s changes in accounting policies can be found in Section 1.17 “Changes in Accounting Policies” in the MD&A for the fiscal year ended December 31, 2015, which was furnished on EDGAR on Form 6-K on March 30, 2016 and is specifically incorporated by references herein in its entirety.

5. B. Liquidity and Capital Resources

See Section 1.11 “Liquidity” and 1.12 “Capital Resources” in the MD&A for the fiscal year ended December 31, 2015, which was furnished on EDGAR on Form 6-K on March 30, 2016 and is specifically incorporated by references herein in its entirety.

5. B. 1. Financial Instruments

Interest rate hedging

The Company currently does not have any interest hedge in place.

5. B. 2. Material Commitments for Capital Expenditures

Capital commitments already contracted for by the Company amount to $5.8 million as at December 31, 2015 (compared to $6.1 million at December 31, 2014) and are comprised primarily of capital expenditure commitments for property, plant and equipment, and capital-work-in-progress relating to the Bokoni Mine.

5.C. Research and Development, Patents and Licenses, etc.

Atlatsa is a resource-expenditure based corporation and, accordingly, does not have a program of intellectual property development or research and development programs generally.

5. D. Trend Information

Fiscal 2015 was a challenging year for the South African PGM industry.

PGM prices remained under significant pressure throughout the year with concerns surrounding high PGM inventory levels, sluggish global economic growth and general negative sentiment towards commodities as an investment class continuing throughout the period. The situation was exacerbated by the Volkswagen Group (“VW”) “Dieselgate” scandal which resulted in negative sentiment towards diesel powered passenger vehicle purchases, particularly in the North American vehicle markets, with concerns surrounding a potential negative spill over into key European automotive markets.

Persistent low levels of productivity, increasing costs, declining production grades and decreasing revenues, coupled with community unrest, safety challenges and the after effects of a five month long labour strike in 2013 have placed significant pressure on South African primary PGM producers. This has resulted in the commencement of a restructuring trend within the South African PGM sector from 2014 onwards.

This trend has resulted in South African PGM majors undertaking various restructurings with Anglo Platinum having announced the placing of certain of its operations on care and maintenance, together with its intention to sell off its labour intensive operations, with a view to re-positioning its asset portfolio in South Africa to become 80% mechanized by 2020. Impala Platinum Holdings Limited (“Implats”) and Lonmin Plc (“Lonmin”) have also concluded their asset portfolio reviews, with Lonmin having announced certain shaft closures and production cut backs. In addition, a number of South African platinum producers have announced cut backs on intended capital expenditure associated with previously earmarked project expansions with an anticipated reduction in previously announced production volume targets going forward.

The continued pressure building within the South African PGM sector has begun to be evidenced by announcements surrounding merger and acquisition activity, together with significant balance sheet recapitalizations taking place. To that end; Anglo Platinum announced on September 9, 2015, a transaction for the sale of its Rustenburg operations to Sibanye Gold Limited (“Sibanye Gold”), while the board and shareholders of Aquarius Platinum Limited (“Aquarius”) have voted to support a takeover bid from Sibanye Gold, expected to be finalized in Q2, 2016. In addition, both Implats and Lonmin have undertaken significant balance sheet recapitalizations through Rights Issues in an effort to guard against what the Industry now accepts as an anticipated “lower for longer” price environment for PGM metal prices for the next few years.

Demand

Despite certain signs of economic recovery in European economies, platinum demand for autocatalytic converter usage in this key diesel engine dominated sector remains weak, when compared to peak demand levels in 2007. The subdued nature of European car sales during 2015 dims the outlook even further in the short term. The current economic turmoil in Europe is having a negative impact on the outlook for platinum prices. The introduction of Euro VI emission control standards in European economies is expected to increase the demand in this sector in the medium term.

There continues to be encouraging signs for improved palladium demand growth as manufacturing recoveries in the gasoline dominated United States and Chinese economies’ automobile sectors continue to show strong performance, with recent research estimates from IHS Automotive predicting an increase in global vehicle production from 85 million to 106 million units by 2021, with China accounting for 50% of such growth. Recent policy and legislative initiatives in China, aimed at improving air quality and the introduction of hydrogen fuel cell powered motor vehicles by major motor manufacturers, are anticipated to increase demand in the PGM sector in the medium term.

Investment demand for physical platinum and palladium through Exchange Traded Funds (“ETFs”) remains robust and has now established itself firmly as a meaningful contributing factor to demand for the white metals, with the two palladium backed ETFs by ABSA Bank and Standard Bank in South Africa demonstrating high levels of demand for physical metal exposure by institutional investors.

Supply

In addition to labour unrest, the South African PGM sector remains under pressure from rising costs, largely associated with imported inflation on key materials and power utility charges, which have increased by a compounded annual rate of 15% over the last 3 years.

Given the continued pressure for PGMs; it has been widely anticipated that there should be a significant supply side response from South African PGM producers by either reducing or closing uneconomic production. The anticipated supply side response has not occurred in any meaningful manner, with most South African PGM producers announcing either a slow down or reduction in further project expansions, with moderate production growth expectations going forward. The situation in South Africa is further complicated politically by the risk of significant job losses as a result of mine closures in an economy which already grapples with a 25% unemployment rate.

Pricing

During Q2 2015, Platinum prices touched U.S. Dollar (“US$”) 1,060, a six-year low on June 22, 2015. This was the fourth consecutive quarter in the longest run of losses since March 1997. During Q3 2015 this downward trend continued with platinum prices nearing towards US$ 900 per oz by the quarter end. By year end the platinum price trended below US$ 900 per oz towards US$ 830 per oz. These US$ price decreases and consequent margin squeeze have been partly offset by a depreciation of the ZAR against the US$ which has a positive impact on the PGM revenue basket received by South African miners, as export metal is sold based on US$ pricing, whilst input costs are mostly based on the ZAR.

Notwithstanding the negative trend in the ZAR/US$ exchange rate, this currency depreciation has not done enough to offset a decrease in the Rand PGM basket price of metals which trended down by approximately 15% since the beginning of 2015. It has been estimated that at current Rand PGM spot prices approximately three quarters of the South African PGM industry is loss-making.

Despite the more positive outlook for PGMs in the medium term; there remains significant negative sentiment near term, evidenced by suppressed PGM prices with no clear short term catalyst for a rebound. This negative trend is being driven by various factors, such as a slowing Chinese growth outlook and anticipated U.S. interest rate increases during 2016, all culminating in negative investor sentiment towards the white metals, as evidenced by continued ETF outflows placing downward pressure on PGM spot metal pricing.

The future market direction and catalysts for PGMs will, to a large extent, be determined by a supply side response from major South African producers in 2016 and economic growth outlooks for key economies affecting PGM demand such as the United States, Europe, Japan and China.

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

5. F. Tabular Disclosure of Contractual Obligations

See Section 1.12 “Capital Resources” in the MD&A for the fiscal year ended December 31, 2015, which was furnished on EDGAR on Form 6-K on March 30, 2016 and is specifically incorporated by references herein in its entirety.

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

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company as at February 29, 2016, the positions and offices presently held by them and the period or periods of time during which each has served as a directors of the Company. Each director’s terms of office expires at the next annual general meeting of the shareholders of the Company.

Name, position with the Company and province or state and country of residence	Date appointed (and resigned) as a Director of the Company	Common Shares beneficially owned, controlled or directed (1) (2)

Andile MABIZELA (3)(4)(5) Independent Non-Executive Director Gauteng, South Africa	May 6, 2014	Nil

Bava REDDY Executive: Technical Services Gauteng, South Africa	October 2008	Nil

Boipelo LEKUBO Chief Financial Officer (“CFO”) Gauteng, South Africa	September 1, 2014	Nil

Bongiwe NTULI(4)(5)(7) Independent Non-Executive Director Durban, South Africa	May 6, 2014	Nil

Colin Wayne CLARKE(6)(7)(8) Lead Independent Non-Executive Director Gauteng, South Africa	May 6, 2014 Appointed Lead Independent Non-Executive Director December 30, 2014	Nil

Fikile Tebogo DE BUCK(5)(9)(10) Independent Non-Executive Director Gauteng, South Africa	September 2, 2008	Nil

Harold MOTAUNG Director and Chief Executive Officer (“CEO”) Gauteng, South Africa	Director since September 30, 2004 CEO since April 1, 2004	24,086,686(12)

Joel Martin KESLER Director and Chief Commercial Officer (“CCO”) Gauteng, South Africa	Director of the Company since June 27 2014. Officer of the Company since March 1, 2010.	959,361

Lerato MATLOSA Corporate Secretary Gauteng South Africa	January 2013	Nil

Prudence LEBINA Head Investor Relations and Corporate Finance Gauteng, South Africa	May 2014	133,333

Ralph HAVENSTEIN(11) Independent non-executive director Gauteng, South Africa	June 27, 2014 to June 26, 2015	Nil

Name, position with the Company and province or state and country of residence	Date appointed (and resigned) as a Director of the Company	Common Shares beneficially owned, controlled or directed (1) (2)

Tumelo MOTSISI Director and Executive Chair Gauteng, South Africa	September 30, 2004	83,111,143(13)

Notes:

(1)	The information as to number of common shares beneficially owned controlled or directed is not known to the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.
(2)	Directors personally own or control a total of 142,496,467 common shares which represent approximately 25.7% of the current outstanding shares. The directors also hold 3,450,000 options.
(3)	Chair of the Nominating and Governance Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Sustainable Development Committee.
(6)	Chair of the Compensation Committee.
(7)	Member of the Audit and Risk Committee.
(8)	Lead Independent Director.
(9)	Chair of the Audit and Risk Committee.
(10)	Member of Nominating and Governance Committee.
(11)	Resigned on June 26, 2015.
(12)	Indirect holdings being 44 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by Atlatsa Holdings in trust for the Pelawan Trust. Therefore, 23,956,618 of these shares are held as an indirect interest in the 342,896,438 share.
(13)	Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by Atlatsa Holdings in trust for the Pelawan Trust. Therefore, 82,295,145 of these shares are held as an indirect interest in the 342,896,438 shares.

Additional details including the principal occupation for the past five years of the above directors are as follows:

ANDILE MABIZELA, LLB (Natal), BSc (Economics) Hons (Zimbabwe) - Independent Non-Executive Director

Andile Mabizela has worked in business development and executive management roles in the aviation, financial services and supply chain sectors. He has considerable board level experience. He was a Board member of SAA (SOC) Ltd between September 2012 November 2014, and he was the Chairman of SA Express (SOC) Ltd from October 2012 until his resignation in February 2014. He currently is serving his fourth year as Board Chairperson for the Johannesburg Property Company (MOE). Mr. Mabizela previously served on Stanlib Wealth Management subsidiary boards as well as country boards of Liberty Africa Asset Management, spanning Swaziland, Lesotho, Kenya and Botswana. From March 2009 to August 2010 Mr. Mabizela worked for STANLIB Wealth Management Limited as Head of the Institutional Multi Asset Business Unit (Pension Funds) and also served as Head of Asset Management for Liberty Africa. In the past 5 years, Mr. Mabizela has been an executive director of Afrilog South Africa (Proprietary) Limited (“Afrilog”). Afrilog is an international company with extensive experience in supply chain management, as well as providing project logistics and advisory services to mining companies on the African continent through its subsidiary Multilog (Pty) Ltd.

Mr. Mabizela is not, and was not within the past five years, an officer and/or director of any public company.

BAVA REDDY, BSc. (Hons), GDE, Pr. Sci. Nat. – Executive: Technical Services

Bava Reddy is a geologist by training with more than 20 years’ experience in the South African Minerals Industry. Mr Reddy held a number of positions in the Mineral Resources Management field at AngloGold and Harmony Gold Mining Limited. He was the General Manager at Harmony Gold’s Target Mine before joining Atlatsa Resources. He is responsible for all Technical and Mineral Resource Development aspects of Atlatsa’s Exploration and Mining Projects.

Mr. Reddy is not, and was not within the past five years, an officer and/or director of any public company.

BOIPELO P. LEKUBO - CA (SA), BCom (Hons) - CFO

Boipelo Lekubo is a chartered accountant (SA) by profession with extensive experience in group financial management and reporting within the mining industry. Boipelo holds a B.Com (Hons) degree from the University of Johannesburg (formerly Rand Afrikaans University) and qualified as a chartered accountant with KPMG. Her previous finance and accounting roles were at Total Coal South Africa (Proprietary) Limited and Northam Platinum Limited, respectively. She also has experience in project finance and corporate strategy. Ms Lekubo is a member of the South African Institute of Chartered Accountants.

Ms. Lekubo is, or was within the past five years, an officer and/or director of the following public company:

Company	Positions Held	From	To
Trans Hex Group Limited	Independent Non-Executive Director	August 2013	Present

BONGIWE NTULI, Chartered Accountant CA (SA) – Independent Non-Executive Director

Ms. Ntuli is a Chartered Accountant (SA). She began her career working for Anglo American plc where she held various finance, treasury and risk management positions at its subsidiaries in South Africa, Canada and the United Kingdom. Ms. Ntuli joined Grindrod Freight Services on her return to South Africa in 2008 as its CFO. In 2012, Ms. Ntuli was appointed as a member of the Grindrod group executive committee as Executive: Corporate Services. In September 2014, Ms Ntuli was appointed Chief Executive Officer of Grindrod Ports, Terminals and Rail division and executive director of Grindrod limited. Ms. Ntuli also serves as a non-executive director of Adapt IT Holdings Limited, a JSE-listed entity, where she has been Chairman of the Audit Committee since 2008.

Ms. Ntuli is or was within the past five years, an officer and/or director of the following public company:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Non-Executive Director	June 2014	Present
Adapt IT Holdings	Audit Committee Chairperson and Independent Non-Executive Director	May 2008	Present

COLIN WAYNE CLARKE, BA (Political Science), University of Texas at Austin; Juris Doctorate (JD), USA, The University of Denver School of Law, USA; Master of Business Administration (MBA), Said Business School, Oxford University, UK– Independent Non-Executive Director

Mr. Clarke is presently, Chairman of Sizwe Medical Fund’s Investment Committee, the Sizwe Medical Fund, is South Africa’s sixth (6th), largest medical aid fund, and also serves as Chairman of Benguela Global Fund Managers, as South African asset manager. Since 2012 Mr. Clarke has been the Chairman of ACPI Investment Managers South Africa (“ACPI”). ACPI is a London based asset management firm operating in the fixed income, equities, special situations and private equities space between 2011 and 2012. Mr. Clarke was the Chief Investment Officer of the Sishen Iron Ore’s Community Development Trust (the “Trust”). At the time of Mr. Clarke’s involvement, the Trust had a net asset value of ZAR8.1billion and dividend inflows of ZAR600m per annum. The Trust’s investment arm is SIOC-cdt Investment Holdings (RF) (Pty) Limited (“InvestCo”), and it is mandated to make all investments on behalf of the Trust and to ensure the long-term sustainability of Trust through its investing activities. During his time with the Trust, Mr. Clarke conceptualized, created, developed and executed the Trust’s investment policy and procedures (that invests in both listed and unlisted securities). During Mr. Clarke’s tenure InvestCo created more than ZAR976m worth of enterprise value for the Trust in the unlisted securities portfolio, while the listed portfolio is performing well above agreed benchmarks.

Mr. Clarke has also served as the Chief Operating Officer (‘COO”) of the National Empowerment Fund (“NEF”) in South Africa between 2009 and 2010, where he headed the group operations as well as Asset Management, Marketing and Communications and Strategy and Planning. Mr. Clarke has many years of international legal, private equity and corporate finance experience with multinational organizations such as BP Amoco, where he served as legal counsel in their acquisitions department. Mr. Clarke has also held the position of Deputy Director for Trade and Investment at the African America Institute and Programme Director for the Africa Regional Assistance Electoral Fund, which was, established to assist African countries’ transition to democracy, located in Washington DC.

Mr. Clarke gained extensive private equity experience in Africa having served as legal counsel and partner with two southern African focused private equity funds: (i) US$120 million Southern African Enterprise Development Fund (SAEDF); and (ii) Sloan Financial Groups US$100 million New Africa Advisors Fund between 1996 and 2000.

For the past five years to date, Mr Clarke has been a director of the following companies ACPI (SA) since 2012 to date, Sherbourne Capital, Director 2011- 1 January 2015, Audit Committee member and Chairman of Investment Committee of Sizwe Medical Fund - since June 2013 - to date, CFO of Sishen Iron Ore’s, Community Development Trust since 2011to 2012 and a director of SIOC-CDT Investment Holdings (RF) Pty Ltd and Continental Coal (Pty) Ltd. Mr Clarke was appointed Lead Independent Director of Atlatsa effective December 30, 2014.

Mr Clarke is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Lead Independent Non-Executive Lead Director (as of December 30, 2014)	June 2014	Lead Independent Non-Executive Lead Director
Sherbourne Capital	Non-Executive Director	January 2011	1 January 2015

FIKILE TEBOGO DE BUCK, BA, FCCA – Independent Non-Executive Director

Fikile Tebogo De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a Bachelor of Arts degree in Economics and Accounting from the University of Swaziland. Ms. De Buck is currently a non-executive director and the lead independent director of Harmony Gold Mining Company Limited. (“Harmony”) and is a member of various board committees of Harmony, including the Audit Committee. She has also served in various positions at the Council for Medical Schemes in South Africa and the Botswana Development Corporation based in Botswana.

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

A. H. C. (HAROLD) MOTAUNG, BSc, MBA – CEO, President and Executive Director

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

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Regulator, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund and he was chaired the MINTEK Board. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals & Petroleum Development Act.

Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited. Mr. Motaung has been a director of Atlatsa since September 2004 and is not a director of any other public companies. He is a founding member of Atlatsa Holdings, the controlling shareholder of Atlatsa.

Mr. Motaung is, or was within the past five years, an officer and/or director of the following public company:

Company	Positions Held	From	To
Atlatsa Resources Corporation	CEO, President and Executive Director	September 2004, appointed CEO and President on April 1, 2011	Present

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

LERATO D. MATLOSA - LLB, LLM (Corporate law), ACIS and Certificate in Mining and Prospecting Law

Lerato Matlosa holds an LLB degree and Masters in Corporate Law. She is a qualified Chartered Secretary with the South African Institute of Corporate Secretaries; she also completed a certificate in Prospecting and Mining Law with the University of Witwatersrand Mandela Institute. Prior to joining Atlatsa Lerato was a director of Director Focus Corporate Services, a corporate governance and compliance specialist company. Lerato is a member of the Canadian Society of Corporate Secretaries and a member of Chartered Secretaries of South Africa. She is a Trustee of the Anooraq Community Participation Trust. The Community Trust objectives are to promote social and economic development in affected communities.

Ms Matlosa is not, and was not within the past five years, an officer and/or director of any public company.

PRUDENCE LEBINA - Head Investor Relations and Corporate Finance- CA (SA)

Prudence Lebina is a chartered accountant by profession and has extensive experience in corporate finance, mergers and acquisitions and sponsor services work. She spent five years in investment banking at Deutsche Bank SA. Prior to joining Atlatsa, she was Investor Relations Manager and part of the corporate finance team at Exxaro Resources Limited.

Prudence holds a B.Com degree and a higher diploma in Accountancy from the University of Witwatersrand as well as a certificate in Business Leadership from Columbia Business School. She qualified as a chartered accountant with PwC.

Ms Lebina is and was within the past five years, an officer and/or director of the following public company:

Company	Positions Held	From	To
Gaia Infrastructure Capital Limited	Independent Non-Executive Director Lead Independent Director	October 1, 2015	Present

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

Mr. Motsisi is, or was within the past five years, an officer and/or director of the following public company.

Company	Positions Held	From	To
Atlatsa Resources Corporation	Executive Chairman	September 2004	Present

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

The Compensation Committee is composed of Colin Clarke (the Lead Independent Director appointed to the Committee on 30 December 2014) Anu Dhir (resigned on 30 December 2014), Andile Mabizela (6 May 2014) and Bongiwe Ntuli (appointed to the Committee on 30 December 2014), all of whom are independent directors. During the 2015 financial year, the committee met five times and the proceedings at such meetings were documented in the form of meeting minutes.

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

(e)	each individual who would be a NEO under paragraph (d) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at December 31, 2015.

Report on Executive Compensation

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company under the guidance of the Compensation Committee. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for approving the remuneration strategy of all employees throughout the organization.

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

In compensating its senior management, the Company has employed a combination of base salary, benefits, bonus compensation and equity participation through its stock option plan.

6. B. 1. General

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

There is no restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or a director. For the year ended December 31, 2015, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

6. B. 2. Base Salary

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

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international sources of such listed information. The Company utilized the services of PE Corporate Services (Pty) Ltd to assess this information for the 2015 fiscal year. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities. Salaries of executive officers are reviewed annually by the Compensation Committee for recommendation to the Board of Directors.

6. B. 3. SUMMARY COMPENSATION TABLE

The compensation provided to NEOs of the Company during the financial year ended December 31, 2015, for each of the Company’s three most recently completed financial years, is as follows:

SUMMARY COMPENSATION TABLE OF NEO’S at DECEMBER 31, 2015

				Non-equity incentive plan compensation
	Year	Salary	Option based awards	Annual incentive plans	Long-term incentive Plans	Pension, provident and medical	All other compensation		Total compensation
		$	$	$	$	$	$		$
Name			(2)
Tumelo Motsisi (1) (4)	2015	500,439	Nil	Nil	Nil	125,467	17,487		643,393
Director	2014	501,217	Nil	Nil	Nil	110,917	55,109		667,243
Executive Chairman	2013	492,788	Nil	Nil	Nil	98,614	18,618		610,019

Harold Motaung (1) (3) (4)	2015	502,837	Nil	Nil	Nil	122,894	17,487		643,217
Director	2014	498,948	Nil	Nil	Nil	115,431	54,965		669,344
CEO	2013	490,823	Nil	Nil	Nil	102,367	18,618		611,809

Joel Kesler (1)	2015	420,574	Nil	Nil	Nil	98,372	17,487		536,433
Director	2014	415,092	Nil	Nil	Nil	92,415	48,675		556,181
Executive: CCO	2013	407,862	Nil	Nil	Nil	82,198	18,618		508,678

Bava Reddy	2015	222,287	Nil	Nil	Nil	59,540	20,502		302,329
Executive: Mineral	2014	224,378	Nil	Nil	Nil	56,522	37,759		318,660
Strategy	2013	231,674	Nil	Nil	Nil	53,088	21,828		306,590

De Wet Schutte	2013	219,117	Nil	Nil	Nil	46,015	1,498		266,630
CFO (1) (5)	2012	362,914	Nil	Nil	Nil	81,527	3,587		448,028

Kogi Naicker	2014	81,692	Nil	Nil	Nil	18,643	116,332	(7)	216,667
Interim CFO (6)	2013	59,481	Nil	Nil	Nil	10,840	76,347	(6)	146,667

Boipelo Lekubo	2015	161,485	Nil	Nil	Nil	36,464	16,399		214,348
CFO (8)	2014	52,142	Nil	Nil	Nil	10,950	245		63,336

Prudence Lebina	2015	154,627	Nil	Nil	Nil	35,194	15,552		205,373
Head Investor Relations and Corporate Finance (9)	2014	94,414	Nil	Nil	Nil	19,827	650		114,891

Notes:

(1)	Compensation of certain of the Company’s South African executives is contracted in Canadian dollars but is paid to each executive in ZAR at a month end exchange rate at the time. For the purpose of the annual amount the ZAR value for the year has been converted at 1 CAD = ZAR9.95, being the average 2015 rate. The preceding years are converted at the respective annual average exchange rate.
(2)	Options granted are in terms of the Stock Option Plan. (See “Stock Option Plan”). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate.
(3)	Mr. Motaung was appointed as CEO in April 2011.
(4)	The NEOs who are also directors do not receive any compensation in their capacity as directors of the Company.
(5)	Mr. Schutte resigned on August 1, 2013.
(6)	Ms. Naicker was appointed Interim CFO on August 1, 2013 and is only included in the above table from that date. Included in “All other compensation” is an acting allowance of $75,972.
(7)	Ms. Naicker was Interim CFO until September 1, 2014 and is only included in the above table from January 1, 2014 until said date. Included in “All other compensation” is an acting allowance of $115,762.
(8)	Ms. Lekubo was appointed CFO on September 1, 2014 and is only included in the above table from that date.
(9)	Ms. Lebina was appointed Head Investor Relations and Corporate Finance on May 12, 2014 and is only included in the above table from that date.

6. B. 4. Bonus Compensation

The Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. No other bonus arrangements have been agreed although certain NEOs may be awarded bonus compensation in 2015 based on objectives agreed to by the Board. Bonuses equivalent to a monthly base salary was paid to the CFO and Head Investor Relations and Corporate Finance in December 2015.

6. B. 5. Equity Participation

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

At the Company’s Annual General Meeting on June 27, 2014, shareholders approved the New Equity Incentive Plans and authorized issuances thereunder to entitle the applicable holders thereof to such number of Common Shares not more than 10% of the Company’s outstanding Common Shares from time to time. Upon the adoption of New Equity Incentive Plans (linked to the share price on the JSE), the prior Share Option Plan’s rules were terminated, but the Stock Options (linked to the share price on the TSX) still remain until they expire. The old Stock Options are now administered under the new rules.

During Fiscal 2015, the Company provided equity incentive compensation only through its SARS, CSUs and RSUs. The Equity Incentive Plan was designed to foster and promote the long term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent non-executive directors (“NEDs”) (via Share Options), officers, employees and consultants (via the SARs, CSUs and RSUs) and to motivate the performance of such persons through the grant of equity compensation which promotes alignment between the interests of such persons and the interests of Shareholders in creating long term Shareholder value. The Equity Incentive Plan will enable employees to participate in the long term growth and financial success of the Company. Units granted pursuant to the Equity Incentive Plan were granted taking into account a number of factors, including the amount and term of Options previously granted, base salary, bonuses and competitive factors.

6. B. 5.1. Stock options

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to acquire up to 55,442,181 (2014: 55,428,847) common shares. As at December 31, 2015, 8,962,047 options were outstanding and 8,579,030 options remained available to be granted. (See ITEM 6. B. 5.1.1 Securities Authorized for Issuance under Equity Compensation Plans below.) The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death or unless the Board determine otherwise.

6. B. 5.1.1 Securities Authorized for Issuance under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,962,047	(1)	0.66	0
Equity compensation plans not approved by securityholders	0		—	8,579,030	(2)
Total	8,962,047		0.66	8,579,030

Notes:

(1)	This represents the number options outstanding under the Equity Incentive Plans.
(2)	This represents the number options remaining available to be granted under the Equity Incentive Plans.

The New Share Option Plan replaces and supersedes the Stock Option Plan. All Options granted under the Stock Option Plan will remain outstanding and will be governed by the terms and conditions of the New Share Option Plan as if they were granted thereunder.

6. B. 5.1.2 Material Terms of the Stock Option Plan

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

6. B. 5.1.3 Issue of options

On August 20, 2014, the Company issued 5,142,882 share options to its NEDs in terms of its approved share option plan at a strike price of ZAR3.813 ($0.39). Subsequently; 690,835 options that were originally awarded were cancelled.

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

The share-based payment recognized during Fiscal 2015 was $319,490 (2014:370,891).

As at December 31, 2015 8,962,047 options were outstanding with the following terms:

Expiry date	Option price	Number of options outstanding		Number of options vested	Weighted average life (years)
November 30, 2016	$0.84	4,010,000	(1)	4,010,000	0.92
May 1, 2017	$1.61	500,000	(1)	500,000	1.33
August 19, 2024	$0.39	4,452,047	(2)	2,274,919	8.64

Total		8,962,047		6,784,919

Weighted average exercise price		$0.66		$0.66

(1)	Option-based Awards (prior plan) – both NEDs and NEOs – see ITEMS 6. B. 5.1.3.1 and 6. B. 5.1.3.2, which would indicate the different awards.
(2)	Share options issued only to NEDs – see ITEM 6. B. 5. 3.1.

To be eligible for the issuance of stock option under the Equity Incentive Plan, an Optionee must be a NED.

6. B. 5.1.3.1 Share options issued to the NEDs

The following table sets out all option-based awards outstanding as at December 31, 2015, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards
NAME	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Fikile De Buck	100,000 690 835		0.84 0.39	November 30, 2016 August 19, 2024	Nil Nil	(1) (2)
Anu Dhir (4)	150,000 997,872		0.84 0.39	November 30, 2016 August 19, 2024	Nil Nil	(1) (2)
Rizelle Sampson (4)	150,000 690 835		0.84 0.39	November 30, 2016 August 19, 2024	Nil Nil	(1) (2)
Andile Mabizela	690 835		0.39	August 19, 2024	Nil	(2)
Bongiwe Ntuli	690 835		0.39	August 19, 2024	Nil	(2)
Colin Clarke	690 835		0.39	August 19, 2024	Nil	(2)
Ralph Havenstein	Nil	(3)	Nil	Nil	Nil

(1)	The value at December 31, 2015 is calculated by determining the difference between the closing price of the Company’s common shares on December 31, 2015 ($0.03) underlying the option on the TSX the exercise price of the options. These were issued as option-based Awards (prior plan).
(2)	The value at December 31, 2015 is calculated by determining the difference between the closing price of the Company’s common shares on December 31, 2015 ($0.03) underlying the option on the JSE the exercise price of the options. These were issued on August 20, 2014.
(3)	Subsequently cancelled due to resignation.
(4)	The Board of Directors approved the retention of options after resignation.

6. B. 5.1.3.2 Share options issued to the NEOs

The Stock Option Plan was previously approved by Shareholders on May 21, 2004, as amended June 17, 2005 and again on June 15, 2009. Amendments to the Stock Option Plan were approved by Atlatsa shareholders at the annual and extraordinary general meeting of the Company held on June 15, 2009.

At the annual and extraordinary general meeting of the shareholders of the Company held on June 15, 2009; all the share options issued was approved for repricing to $1.29. The following table sets out all option-based awards outstanding as at December 31, 2015 for each NEO:

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

The value at December 31, 2015 is calculated by determining the difference between the closing price of the Company’s Common Shares on the TSX, at December 31, 2015 ($0.03) underlying the option on the TSX and the exercise price of the options.

6. B. 5.2. CSUs

On May 28, 2015, the Company awarded 26,420,300 CSUs to certain eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. These CSUs will vest on March 31, 2018 after the Company’s Average Total Shareholder Return (“TSR”) for the 2015, 2016 and 2017 years are assessed when compared to five specified peer comparator companies. Subsequently; 226,400 units that were originally awarded were cancelled.

On August 20, 2014, the Company awarded 9,004,500 CSUs to certain eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. These CSUs will vest on March 31, 2017 after the Company’s TSR for the 2014, 2015 and 2016 years are assessed when compared to five specified peer comparator companies. Subsequently; 132,000 units that were originally awarded were cancelled. The CSUs will vest based on the following ranking in relation to the TSR:

Ranking of Atlatsa to peer comparator companies	% of shares to vest
First	100
Second	90
Third	60
Fourth	40
Fifth or below	0

The following table sets out all the CSUs during the year ended December 31, 2015, for each NEO:

NAME	YEAR	Option based awards - Value vested during the year(1)	Share-based awards – Value vested during the year ($)	Equity incentive plan compensation – value earned during year
Tumelo Motsisi	2014	Nil	Nil	2,845,500	(1)
	2015	Nil	Nil	7,886,600	(4)
Harold Motaung	2014	Nil	Nil	2,844,800	(1)
	2015	Nil	Nil	7,884,500	(4)
Joel Kesler	2014	Nil	Nil	1,524,000	(1)
	2015	Nil	Nil	4,223,900	(4)
Bava Reddy	2014	Nil	Nil	665,100	(1)
	2015	Nil	Nil	2,372,500	(4)
Kogi Naicker	2014	Nil	Nil	Nil	(3)
	2015	Nil	Nil	Nil	(3)
Boipelo Lekubo	2014	Nil	Nil	408,000	(2)
	2015	Nil	Nil	1,604,100	(4)
Prudence Lebina	2014	Nil	Nil	384,600	(1)
	2015	Nil	Nil	1,513,300	(4)

Notes:

(1)	These units represent the number of CSUs issued on August 20, 2014.
(2)	These units represent the number of CSUs issued when the CFO joined the Company (September 1, 2014.)
(3)	Subsequently cancelled due to resignation.
(4)	These units represent the number of CSUs issued on May 28, 2015.

The share-based payment expense recognized during the period was $1,600,016 (2014: $nil).

6. B. 5.3. SARS

On May 28, 2015, the Company awarded 2,887,070 SARS to certain eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. The Participant’s SARS granted shall vest on or after the date upon which the five day volume weighted share price as at the vesting date of December 31, 2017 shall have increased from the grant date to the vesting date by a percentage that exceeds the movement in the consumer price index over the same period.

The following table sets out the SARS (earned) during the year ended December 31, 2015, for each NEO:

NAME	Option based awards - Value vested during the year(1)	Share-based awards – Value vested during the year ($)	Equity incentive plan compensation – value earned during year
Tumelo Motsisi	Nil	Nil	1,774,478
Harold Motaung	Nil	Nil	Nil
Joel Kesler	Nil	Nil	Nil
Bava Reddy	Nil	Nil	177,939
Boipelo Lekubo	Nil	Nil	481,229
Prudence Lebina	Nil	Nil	113,497

The share-based payment recognized during the period was $49,789.96.

6. B. 5.4. RSUs

On November 6, 2014, the Company awarded 133,333 RSUs to eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. These RSUs vested on May 31, 2015.

The total expense recognized was $31,856 (2014: $9,358) and 133,333 shares were issued.

6. B. 6. PENSION AND PROVIDENT PLAN BENEFITS

The full time employees of the Company at the corporate offices belong to the Alexander Forbes Retirement Fund (Provident and Pension schemes). The Company contributes 14% of the basic salaries of the employees on a monthly basis to the fund and the employees contribute 7% of their basic salaries on a monthly basis to the fund.

The employees of the Bokoni Mine belong to the following funds depending on their position:

•	The Company contributes 14% of the basic salaries of certain employees to the Anglo American Platinum Group Provident Fund.

•	The Company contributes 14% of their basic salaries of certain employees to the Anglo American Platinum Mines Retirement Fund.

Membership of these retirement funds is compulsory in all cases.

Provident Fund
Name	Accumulated value at January 1, 2015	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2015
	($)	($)	($)	($)
Tumelo Motsisi	420 673	55 595	49 527	525 796
Harold Motaung	387 522	37 995	66 972	492 489
Joel Kesler	324 800	31 842	56 045	412 686
Bava Reddy	216 085	20 958	31 344	268 388
Boipelo Lekubo (1)	4 729	1 219	20 688	26 636
Prudence Lebina (2)	9 922	1 662	19 812	31 395

Pension Fund
Name	Accumulated value at January 1, 2015	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2015
	($)	($)	($)	($)
Tumelo Motsisi	245 213	22 024	46 371	313 608
Harold Motaung	225 983	22 061	38 860	286 904
Joel Kesler	189 034	18 454	32 521	240 008
Bava Reddy	125 872	12 166	18 191	156 229
Boipelo Lekubo (1)	2 758	682	12 008	15 447
Prudence Lebina (2)	5 776	940	11 500	18 216

Notes:

(1)	Ms. Lekubo was appointed CFO on September 1, 2014 and is only included in the above table from that date.
(2)	Ms. Lebina was appointed Head of Investor Relations on May 12, 2014 and are only included in the above table from that date.

6. B. 7. EMPLOYMENT CONTRACTS, TERMINATION AND CHANGE IN CONTROL BENEFITS

Written contracts are in place between the Company and all NEOs. It is not expected that there will be any written contracts between the Company and any independent non-executive directors which are appointed to the Board.

There are no compensatory plans or arrangements with the NEOs that entitle a NEO to receive more than $100,000 from the Company as a result of the resignation or any other termination of employment of the NEOs’ employment, a change in control of the Company or its subsidiaries or a change of the NEOs’ responsibilities following a change in control.

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

6. B. 8. INDEPENDENT DIRECTOR COMPENSATION

Each director of the Company, who is not an executive officer, but an independent director, namely, Fikile De Buck, , Andile Mabizela, Bongiwe Ntuli, Colin Clarke and Ralph Havenstein were entitled to the following fees: an annual director’s fee of $45,000, plus an additional fee of $15,000 for the Audit and Risk Committee Chairperson and $11,000 for other Committee Chairpersons.

The Lead Director was entitled to an annual fee of $20,000; members attending the Audit and Risk and Compensation Committees were entitled an annual amount of $8,000 and members attending other committees are entitled to $7,000 per annum. For special committee attendance, members were entitled to $ $500.00 per meeting attended. Executive officers do not receive additional compensation for serving as directors.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2015 is:

Name of Director (2)	Fees earned ($)(1)	Option- based awards ($)	Bonus Shares	Non-equity incentive plan compensation	Total ($)
Fikile De Buck	74,999.92	Nil	Nil	Nil	74,999.92
Andile Mabizela	71,999.80	Nil	Nil	Nil	71,999.80
Bongiwe Ntuli	68,499.80	Nil	Nil	Nil	68,499.80
Colin Clarke	84,999.76	Nil	Nil	Nil	84,999.76
Ralph Havenstein (3)	36,497.92	Nil	Nil	Nil	36,497.92

Notes:

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and special meeting fees.
(2)	Directors who are also NEO’s and receive compensation for services as directors are included in the NEO summary compensation table.
(3)	Resigned on June 26, 2015.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2015, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option based awards - Value vested during the year (1)	Non-equity based incentive compensation – Value earned during year
Fikile De Buck	Nil	Nil
Andile Mabizela	Nil	Nil
Bongiwe Ntuli	Nil	Nil
Colin Clarke	Nil	Nil
Ralph Havenstein	Nil	Nil

Note:

(1)	These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

6. C. Board Practices

ITEM 6.A. above sets out each directors’ and officers’ date of expiration of their current term of office, as applicable, and the period during which such person has served in that office

6. C. 1. Board of Directors

There is no written contract between the Company and Fikile De Buck. All other NEDs who were appointed to the Board in 2014 have written contracts with no term limits. In compliance with the TSX rules, directors are confirmed by the annual general meeting and appointed for a period of approximately one year until the next annual general meeting, unless they are not standing for reappointment or are not recommended for appointment.

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, and recent employment by the auditors and like matters. The majority of the directors are independent directors. The Company’s Corporate Governance Policies and Procedures Manual, which governs the conduct of the Board of Directors, are available on the Company’s website at http://www.atlatsaresources.co.za. Information contained on or accessible through the Company’s website is not a part of this Annual Report.

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

The independent members of the Board of Directors of the Company for Fiscal 2015 were Andile Mabizela, Bongiwe Ntuli, Colin Clarke and Fikile De Buck. Ralph Havenstein was an independent member of the Board and resigned on June 26, 2015.

The executive (non-independent) directors for Fiscal 2015 were Harold Motaung (President and CEO), Joel Kesler (CCO) and Tumelo Motsisi (Executive Chairman of the Board).

The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2015.

Director	Board Meetings	Audit and Risk Committee	Nominating and Governance Committee	Compensation Committee	Sustainable Development Health Social and Ethics Committee
Fikile De Buck (1) (2) (3)	6 of 6	4 of 4	3 of 3	1 of 4(5)	4 of 4
Harold Motaung	6 of 6	Not applicable	Not applicable	Not applicable	Not applicable
Tumelo Motsisi	6 of 6	Not applicable	Not applicable	Not applicable	Not applicable
Andile Mabizela(3) (4) (7)	6 of 6	3 of 4(5)	3 of 3	4 of 4	4 of 4
Bongiwe Ntuli (3) (6) (7)	4 of 6	3 of 4	Not applicable	2 of 4	2 of 4
Colin Clarke (6) (8) (9)	6 of 6	4 of 4	Not applicable	4 of 4	Not applicable
Ralph Havenstein(10)	2 of 6	2 of 4	2 of 3	Not applicable	2 of 4
Fikile De Buck (1) (2) (3)	6 of 6	4 of 4	3 of 3	1 of 4(5)	4 of 4

Notes:

(1)	Member of the Nominating and Governance Committee.

(2)	Chair of the Audit and Risk Committee.
(3)	Member of the Sustainable Development Committee.
(4)	Chair of the Nominating and Governance Committee
(5)	Not a member. By invitation only.
(6)	Member of the Audit and Risk Committee.
(7)	Member of the Compensation Committee
(8)	Chair of the Compensation Committee
(9)	Lead Independent Director
(10)	Resigned on June 26, 2015.

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

6. C. 3. Ethical Business Conduct

The Board has adopted a formal ethics policy that applies to all directors, officers and employees of the Company, included in Section B-3 to the Company’s Corporate Governance Policies and Procedures Manual, which is available for download from the Company’s website (www.atlatsaresources.co.za). Information contained on or accessible through the Company’s website is not a part of this Annual Report. The Company’s Ethics and Business Conduct Policy is also available on www.sedar.com The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Compliance with the Code of Ethics is monitored by the Nomination and Governance Committee. No departures from the code were identified by the Nominating and Governance Committee during Fiscal 2015. The Board has a number of policies in place designed to ensure that directors exercise independent judgment in matters where a director or officer has a material interest. In those circumstances, the relevant director and officer must declare their interest and in the case of a director, refrain from voting and participating in the matter.

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

6. C. 6. Board Committees

The Board has not adopted descriptions for the positions of Board chairman, and the chairman for each of the board committees, but, as at the date of this Annual Report, the roles and responsibilities for the board and for each of the board committees has been described in the Company’s Corporate Governance Policies and Procedures Manual, which is available on the Company’s website at www.atlatsaresources.co.za. Information contained on or accessible through the Company’s website is not a part of this Annual Report.

6. C. 6.1. Audit and Risk Committee

The Audit and Risk Committee is an important element of the Board’s system of monitoring and control. The Audit and Risk Committee meets at least four times a year. All the members of the Audit and Risk Committee are independent non-executive directors, financially literate and have extensive Audit and Risk Committee experience. Current members of the Audit and Risk Committee are Fikile Tebogo De Buck (Chair), Bongiwe Ntuli and Colin Clarke (the Chairman of the Board), Andile Mabizela (Independent non-executive director), the CEO, CFO, the internal auditors (outsourced function) and external auditors attend Audit and Risk Committee meetings on invitation.

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

Both the Audit and Risk Committee and the Board of Directors are satisfied of the independence of the external auditors.

6. C. 6.2. Nominating and Governance Committee

The committee is currently comprised of two non-executive directors, all of whom are independent.

Members: Andile Mabizela (Chair) and Fikile Tebogo De Buck.

Ralph Havenstein resigned from the Board and the Committee on June 26, 2015

The Nominating and Governance Committee’s functions include reviewing and making recommendations to the Board on the Company’s general corporate governance framework, the composition and performance of the Board and its committees, appointment of directors and group executive committee members, legal compliance and the Company’s ethics policy and programs.

The Company is in process of identifying and appointing new directors to fill the vacancy of Ralph Havenstein

6. C. 6.3. Compensation Committee

Members: Colin Clarke (Chair), Andile Mabizela and Bongiwe Ntuli.

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

6. C. 6.4. Sustainable Development, Health Social and Ethics Committee (“Sustainable Development Committee”)

Members: Andile Mabizela, Bongiwe Ntuli and Fikile De Buck. Ralph Havenstein was the chairman of the Committee until he resigned on June 26, 2015.

The Sustainable Development Committee meets at least four times a year, or more frequently as circumstances dictate.

The objective of the Sustainable Development Committee is to assist the board in ensuring that the Company is and remains a committed socially responsible corporate citizen. The committee’s primary role is to supplement, support, advise and provide guidance on the effectiveness or otherwise of management’s efforts in respect of sustainable development.

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

(i)	Social and economic development, including the Company’s standing in terms of the goals and purposes of-

a.	the 10 principles set out in the United Nations Global Compact Principles;

b.	the OECD recommendations regarding corruption;

c.	the employment Equity Act; and

d.	the Broad-Based Black Economic Empowerment Act.

(ii)	Good corporate citizenship, including the company’s-

a.	promotion of equality, prevention of unfair discrimination and reduction of corruption;

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

The Company is in process of identifying and appointing new directors. As at date of filing, Ralph Havenstein’s position on this committee has not be filled.

6. C. 6.5. Special Committee

The purpose of the Special Committee is to assist and provide recommendation to the Board of directors when it must make a decision that presents a conflict of interest to some of its members. This arises in situations where directors declare a conflict and are, as a result, precluded from voting, and withdrawal from the board’s deliberations is inadequate.

In addition, a Special Committee may be constituted to evaluate unusual or special transactions which the Board considers require further independent Board consideration.

Members of the Special Committee are appointed on an ad hoc basis. Each member will serve until a replacement for him or her is appointed, or until he or she resigns or is removed from the Board. Members are only appointed as necessary in the event a transaction / or conflict arises for which the Board considers evaluation by the Company’s independent directors is necessary or desirable. The Special Committee will consist of majority of independent directors, unless the Board should from time to time otherwise determine, subject to compliance with applicable law and stock exchange rules. All of the members of the Special Committee will be “independent” as determined under National Instrument 52 110 Audit Committees, the TSX rules, as applicable, the NYSE MKT rules and applicable U.S. securities laws.

No Special Committee was formed during Fiscal 2015.

6. C. 7. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees. The Board and its committees have initiated a self-assessment process.

The Board through the Audit and Risk Committee considered and was satisfied that the CFO had and has the necessary competence, qualifications, expertise and experience.

The Board considered and was satisfied that the Company Secretary has the necessary competence, qualifications and experience. The Company Secretary has an arm’s length relationship with the Board and is also not a director of the Company.

The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

6. D. Employees

At December 31, 2015, Atlatsa had no employees in Canada. There were 12 employees (of which six are NEOs) in South Africa who provide administrative and compliance functions to the Company. The Company has, in the past, received many of its services from HDSI. HDSI provided administrative, compliance and management services to Atlatsa, pursuant to an administrative services agreement dated for reference December 31, 1996. Substantially all of the administrative, compliance and management services have now been transitioned to South Africa.

The Company outsources some of its functions to professional consultancy and advisory firms.

Bokoni Mine has approximately 5,200 employees (including 1,900 contractors), including approximately 10 of whom may be considered senior management.

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

6. E. Share Ownership

ITEM 6.A. above sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each holds as of December 31, 2015, each nominee’s principal occupation, the period of time during which each has been a director of the Company and the number of common shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction.

ITEM 6.B. above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

6. F. Cease Trade Orders, Bankruptcies, Penalties and Sanctions

6. F.1. Corporate Cease Trade Orders

On August 17, 2015, the British Columbia Securities Commission issued a management cease trade order to Atlatsa for failure to file certain continuous disclosure documents as required by applicable securities law. Harold Motaung and Boipelo Lekubo each were subject to the cease trade order. Atlatsa subsequently filed the documents that were the subject of the initial default and the management cease trade order was revoked by the British Columbia Securities Commission on December 11, 2015.

Other than the above, to the knowledge of the Board of Directors, no director or executive officer of the Company is, at the date hereof, or was within the ten years before the date hereof, a director, CEO or CFO of any company that: (i) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while that person was acting in the capacity as director, CEO or CFO; or (ii) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

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

As at February 29, 2016, to the knowledge of the directors and executive officers of Atlatsa, the only persons who beneficially own, directly or indirectly, or control or direct, five percent (5%) or more of the issued and outstanding Atlatsa shares are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee (1) Atlatsa Holdings Investments Proprietary Limited, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa	342,896,438	61.85%
Rustenburg Platinum Mines Limited 55 Marshall Street Johannesburg, 2001, South Africa	125,000,000	22.6%
Mr. Tumelo M. Motsisi (2) 4th Floor, 82 Grayston Drive Sandton, South Africa	83,111,143 (82,295,145 as part of the 342,896,438 shown above, see note 2 below)	15.0%

Notes:

(1)	These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Atlatsa Holdings pursuant to escrow arrangements described in ITEM 4. A.2. General Development of the Business.
(2)	Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by the Pelawan Trust. Therefore, 82,295,145 of these shares are held as an indirect interest in the 342,896,438 shares shown above.

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

As of March 16, 2016, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	34	12,438,891	2.24%
United States	29	41,110,395	7.42%
South Africa	986	500,857,520	90.34%
Other	1	15,000	0.00%
	1,050	554,421,806	100.00%

Pursuant to the Bokoni Transaction at July 1, 2009, the Company issued 4,497,062 common shares to the Bokoni Platinum Mine ESOP Trust and 9,799,505 to the Atlatsa Community Participation Trust. See ITEM 4. A.7.5. Share Ownership Trusts.

As of February 29, 2016 the Company has 554,421,806 common shares outstanding.

Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing house is located.

7. B. Related Party Transactions

See Section 1.14 “Transactions with Related Parties” in the MD&A for the fiscal year ended December 31, 2015, which was furnished on EDGAR on Form 6-K on March 30, 2016 and is specifically incorporated by references herein in its entirety.

7. C. Interests of Experts and Counsel

No technical experts named in this Annual Report have any registered or beneficial interest, directly or indirectly in any securities or property of Atlatsa or any of Atlatsa’s affiliates or associates.

ITEM 8	FINANCIAL INFORMATION

8. A. Consolidated Statements and Other Financial Information

Effective January 1, 2009, the Company adopted IFRS following approval from the Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency. The Consolidated Financial Statements have been prepared in compliance with IFRS (see ITEM 18 below for the audited Consolidated Financial Statements for Fiscal 2015).

Legal Proceedings

As of February 29, 2016, there are pending litigation claims at year end to which Bokoni Mine is a defendant. The possible obligation amounts to $481,135 (ZAR5,378,210).

No other material legal or arbitration proceedings against Atlatsa or any of its subsidiaries, nor, to the knowledge of Atlatsa, are such proceedings pending or threatened that may have or have had in the previous 12 months a material effect on Atlatsa’s financial position.

As of February 29, 2016, no penalties or sanctions have been imposed against Atlatsa by a court relating to securities legislation or by a securities regulatory authority, nor has Atlatsa entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Atlatsa are being retained to fund current operations at the Bokoni Mine, to service current debt facilities and for exploration of its projects.

8. B. Significant Changes

See note 43 of the audited Consolidated Financial Statements for Fiscal 2015 for “events after the reporting date”.

ITEM 9	THE OFFER AND LISTING

9. A. Offer and Listing Details

High and Low Market Prices and Volume Traded

	TSX Exchange: ATL			NYSE: ATL*						JSE: ATL
	High CAD	Low CAD	Volume	High USD		Low USD		Volume		High ZAR	Low ZAR	Volume

Annual
2015	0.28	0.03	3,023,452	0.23		0.02		13,585,381		2.55	0.03	4,857,158
2014	0.71	0.155	1,946,915	0.67		0.15		19,151,612		6.30	1.99	4,810,148
2013	0.61	0.14	4,893,290	0.59		0.15		39,503,994		6.20	1.45	11,045,462
2012	0.66	0.12	3,759,845	0.63		0.11		27,159,321		4.73	1.15	5,940,344
2011	1.58	0.33	8,361,610	1.66		0.31		62,512,721		11.50	3.30	6,904,276

By Quarter

Calendar 2011
First Quarter	1.58	0.91	2,955,381	1.66		0.93		21,133,516		11.50	7.01	2,004,419
Second Quarter	1.25	0.58	2,701,173	1.35		0.59		24,459,222		8.68	4.50	2,430,448
Third Quarter	0.73	0.48	1,761,687	0.78		0.42		10,672,991		5.70	3.50	1,772,344
Fourth Quarter	0.63	0.33	943,369	0.67		0.31		6,246,992		5.00	3.30	697,065

Calendar 2012
First Quarter	0.66	0.37	1,414,401	0.63		0.38		405,554		4.73	3.30	1,742,747
Second Quarter	0.41	0.19	405,554	0.44		0.11		6,375,131		3.68	1.70	1,816,802
Third Quarter	0.24	0.12	1,087,967	0.27		0.12		8,042,528		2.05	1.20	1,791,563
Fourth Quarter	0.24	0.14	851,923	0.24		0.11		5,253,315		1.79	1.15	589,232

Calendar 2013
First Quarter	0.27	0.14	1,434,074	0.24		0.15		9,439,920		2.6	1.45	1,610,246
Second Quarter	0.23	0.16	1,254,118	0.25		0.18		7,508,546		2.8	1.50	1,215,394
Third Quarter	0.50	0.22	711,194	0.50		0.19		10,500,138		4.5	1.86	5,749,878
Fourth Quarter	0.61	0.34	1,493,904	0.59		0.36		12,055,390		6.2	3.45	2,469,944

Calendar 2014
First Quarter	0.71	0.45	1,047,842	0.67		0.41		8,221,690		6.3	2.02	1,389,191
Second Quarter	0.54	0.36	350,619	0.49		0.36		3,091,774		5.3	3.84	833,241
Third Quarter	0.49	0.26	203,251	0.45		0.23		2,914,687		4.8	2.90	1,569,591
Fourth Quarter	0.32	0.16	345,203	0.32		0.15		4,923,461		3.4	1.99	1,018,125

Calendar 2015
First Quarter	0.20	0.20	10,224	0.18		0.17		59,326		2.23	2.17	25,558
Second Quarter	0.14	0.13	7,277	0.14		0.12		53,956		1.64	1.58	12,640
Third Quarter	0.05	0.04	41,963	0.04		0.04		67,724		0.62	0.58	25,667
Fourth Quarter	0.04	0.04	10,267	0.03		0.03		42,292		0.48	0.46	13,217

Monthly
January 2015	0.22	0.21	10,220	0.19		0.18		71,927		2.30	2.21	25,061
February 2015	0.21	0.21	6,172	0.19		0.17		70,886		2.28	2.21	35,542
March 2015	0.18	0.17	15,631	0.17		0.15		37,887		2.13	2.08	16,956
April 2015	0.17	0.16	13,510	0.15		0.14		59,241		1.79	1.73	14,749
May 2015	0.14	0.14	5,125	0.13		0.12		67,686		1.64	1.58	7,551
June 2015	0.11	0.11	2,893	0.13		0.11		36,430		1.51	1.43	15,578
July 2015	0.07	0.06	21,962	0.06		0.06		110,797		0.91	0.86	17,644
August 2015	0.03	0.03	84,366	0.03	*	0.03	*	56,016	*	0.46	0.40	31,762
September 2015	0.03	0.03	20,505	0.03	*	0.03	*	34,790	*	0.46	0.44	28,651
October 2015	0.04	0.04	16,529	0.03	*	0.03	*	41,071	*	0.55	0.53	5,456
November 2015	0.04	0.04	12,607	0.03	*	0.03	*	70,354	*	0.47	0.46	10,809
December 2015	0.03	0.03	3,125	0.03	*	0.02	*	23,412	*	0.43	0.40	23,756
January 2016	0.03	0.03	7,359	0.02	*	0.02	*	14,781	*	0.40	0.40	33,289
February 2016	0.02	0.02	12,770	0.03	*	0.03	*	20,513	*	0.47	0.47	17,727

*	On July 10, 2015, the Company announced its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under section 12(b) of the Securities Exchange Act of 1934) with the SEC to voluntarily withdraw its common shares from listing on the NYSE MKT. The Company filed the Form 25 on July 20, 2015 and the delisting was effective 10 days following the filing of the Form 25. Trading information in this chart for periods following July 2015 represents trading on the over the counter markets in the United States.

9. B. Plan of Distribution

Not applicable.

9.C. Markets

Atlatsa’s common shares are listed and posted for trading in Canada on the TSX under the symbol ATL. Atlatsa’s common shares traded on the TSX-V (and its predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since

September 24, 1987 until the Company migrated to the TSX on February 5, 2014. Until March 12, 2004, Atlatsa’s common shares traded in the United States on the Over-The-Counter Bulletin Board (“OTCBB”) under the symbol ARQ.RF. Commencing March 15, 2004, Atlatsa’s common shares were traded in the United States on NYSE MKT under the symbol ATL until July 30, 2015. Atlatsa’s common shares also commenced trading on the Johannesburg Stock Exchange in South Africa under the symbol ARQ in December 2006 and from May, 14 2012 under ATL.

The Company had a primary listing on the TSX and has a secondary listing on the JSE.

On July 10, 2015, the Company announced its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the SEC to voluntarily withdraw its common shares from listing on the NYSE MKT. The Company filed the Form 25 on July 20, 2015 and the delisting was effective 10 days following the filing of the Form 25. The Company remains an SEC registrant and will review this position prior to the first anniversary of the delisting off the NYSE MKT. The Company’s common shares continue to be listed on the TSX and the JSE.

9. D. Selling Shareholders

Not applicable.

9. E. Dilution

Not applicable.

9. F. Expenses of the Issue

Not applicable.

9. G. Escrow Securities

The following table sets out the number of securities of the Company held, to the knowledge of the management of the Company, in escrow as of February 29, 2016 and the percentage that number represents of the outstanding securities of that class.

Designation of Class	Number of Securities held in Escrow	Approximate Percentage of Class
Common shares (1)	342,896,438	62	% (2)

Notes:

(1)	These shares are registered in the name of the Pelawan Trust, which holds such shares in trust for Atlatsa Holdings pursuant to escrow arrangements described in “The Acquisition - Description of lock-in Arrangements for Consideration Shares” in the August 2004 Circular. As part of the Refinancing Plan (see ITEM 4. A.5. Refinance Plan (2012-2014)), Atlatsa Holdings will provide security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. The total number of shares held by the Pelawan Trust at February 29, 2016 was 342.9 million and in total pledged to RPM.

Pursuant to implementation of the Bokoni Transaction, Atlatsa Holdings, the sole beneficiary of the Pelawan Trust, which is the controlling shareholder of Atlatsa, established a special purpose vehicle as a wholly owned subsidiary of Atlatsa Holdings (the “Pelawan SPV”). During the conversion and the subsequent forward sale of the shares as per the Refinancing Plan; Pelawan SPV transferred 56,691,303 of its Atlatsa shareholding to the Pelawan Trust. These shares remain subject to the lock-in arrangements described above.

The Pelawan Trust holds 227,400,000 Atlatsa common shares after the conversion of the “B” preference shares on January 14, 2014. These shares remain subject to the lock-in arrangements described above.

(2)	This percentage disclosed relates to the number of shares held in escrow, divided by the number of common shares outstanding, before dilution, as at February 29, 2016, being 554,421,806.

ITEM 10	ADDITIONAL INFORMATION

10. A. Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 554,288,473 common shares, without par value, as at December 31, 2014 and 554,421,806 as at February 28, 2015.

Description	Number of shares
Closing balance – December 31, 2013	201,888,473
Conversion of the “B” Preference Shares – January 14, 2014	227,400,000
New issuance to RPM – January 31, 2014	125,000,000
Closing balance - December 31, 2014	554,288,473
New issuance	133,333
Total	554,421,806

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

On January 14, 2014, the “B” Preference Shares were converted into Atlatsa common shares. Pursuant to the conversion of the “B” Preference Shares, RPM received 115.8 million common shares in the Company and Pelawan SPV received 111.6 million common shares in the Company. RPM, in turn, sold its 115.8 million shares to Atlatsa Holdings to increase Atlatsa Holding’s interest to 61.85%. Pelawan SPV transferred 168,291,303 common shares in Atlatsa, being all of their shareholdings in Atlatsa to Atlatsa Holdings on January 29, 2014 by way of a dividend in specie.

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

10. C. Material Contracts

Except for contracts entered into in the ordinary course of business, the material contracts entered into by Atlatsa in the two fiscal years immediately preceding this Annual Report are the following:

1. First Amendment And Restatement Agreement To The Senior Facilities Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, N2C Resources Inc., N1C Resources Inc., Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mines Proprietary Limited, Atlatsa Resources Corporation, Micawber 603 Proprietary Limited, Micawber 634 Proprietary Limited relating to the Amended and Restated Senior Facilities Agreement dated December 9, 2015.

2. Facility Agreement – R334 000 000 Term Loan Facility provided by Rustenburg Platinum Mines Limited as Lender and Plateau Resources Proprietary Limited as Borrower dated December 9, 2015.

3. First Amendment and Restated Agreement to the Working Capital Facility Agreement between Rustenburg Platinum Mines Limited as Lender and Plateau Resources Proprietary Limited as Borrower and Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mines Proprietary Limited, Atlatsa Resources Corporation dated May 21, 2015.

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

U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations relating to the ownership and disposition of the Common Shares. It applies only to U.S. Holders (as defined below) that acquire and hold the Common Shares as capital assets (generally, property held for investment purposes). This discussion does not address all the U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations (including private foundations), insurance companies, banks, thrifts and other financial institutions, real estate investment trusts, regulated investment companies, persons liable for the alternative minimum tax, persons that hold an interest in an entity that holds the Common Shares, persons that own, or have owned, directly, indirectly or constructively 10% or more (by vote or value) of Atlatsa’s voting shares for U.S. federal income tax purposes, persons holding the Common Shares as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to the Common Shares for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, certain former citizens or long-term residents of the United States, or entities classified as partnerships for U.S. federal income tax purposes. Furthermore, it does not address any aspect of any non-U.S., state, local or estate or gift taxation or the 3.8% tax imposed on certain net investment income.

U.S. Holders should consult their own tax advisers regarding the application of the U.S. federal income tax, estate and gift, and alternative minimum tax laws, as well as any consequences arising under the laws of any non-U.S., state and local tax jurisdiction.

This discussion is based on the Internal Revenue Code of 1986, as amended (“the Code”), administrative pronouncements or rulings, judicial decisions and final, temporary and proposed U.S. Treasury regulations, in each case as in effect on the date hereof, and any of which are subject to change (possibly on a retroactive basis), or differing interpretations, so as to result in U.S. federal income tax consequences different from those discussed herein.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Common Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if the trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (A) a court within the United States is able to exercise primary supervision over its administration and (B) one or more U.S. persons have the authority to control all of the substantial decisions of the trust.

If a partnership, or any other entity or arrangement that is treated as a partnership for U.S. federal tax income tax purposes, holds the Common Shares, the U.S. federal income tax treatment of a partner in or owner of such partnership or pass-through entity will generally depend on the status of the partner or owner and on the activities of the partnership or pass-through entity. Partnerships or any pass-through entities that hold the Common Shares and partners in or owners of such partnerships or pass-through entities should consult their own tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Common Shares.

Distributions on Common Shares

In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distributions made to a U.S. Holder on the Common Shares (including amounts withheld to pay Canadian withholding taxes) will constitute a dividend for U.S. federal income tax purposes to the extent paid out of Atlatsa’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A distribution in excess of Atlatsa’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Common Shares on which the distribution is paid, and as a capital gain to the extent it exceeds a U.S. Holder’s adjusted tax basis in the Common Shares.

A distribution on the Common Shares will generally be foreign-source income for U.S. foreign tax credit purposes, and should generally constitute “passive category income.” A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any Canadian withholding taxes imposed on dividends received on the Common Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld may instead deduct the taxes withheld, but only for a year in which the holder elects to do so for all creditable foreign income taxes. The U.S. foreign tax credit rules are complex, and U.S. Holders are urged to consult their own tax advisers regarding the availability of the foreign tax credit based on their particular circumstances.

Provided that Atlatsa is not treated as a PFIC for the taxable years ending December 31, 2015 and 2016, Atlatsa should be considered a “qualified foreign corporation,” and therefore distributions, if any, to non-corporate U.S. Holders that are treated as dividends should qualify for a reduced rate of tax for dividends received on or before December 31, 2016. As discussed below, Atlatsa believes that it was not a PFIC for the 2015 taxable year but has not made a determination of its PFIC status for the 2016 taxable year. If Atlatsa is a PFIC under the rules discussed below, distributions will be taxable at the higher ordinary income tax rates. Dividends on Common Shares will not be eligible for the dividends received deduction generally available to U.S. Holders that are corporations.

The amount of any dividend paid to U.S. Holders in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the dividend is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency exchange gain or loss in respect of the dividend. A U.S. Holder may have foreign currency exchange gain or loss if the dividend is converted into U.S. dollars after the date of receipt. In general, foreign currency exchange gain or loss will be treated as U.S.-source ordinary gain or loss for U.S. foreign tax credit purposes.

Sale, Redemption, or other Taxable Disposition of Common Shares

In general, a U.S. Holder will recognize gain or loss upon the sale, redemption, or other taxable disposition of the Common Shares equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in its Common Shares. Gain or loss recognized by a U.S. Holder will generally be treated as U.S.-source gain or loss. Subject to the PFIC rules discussed below, gain or loss on the disposition of Common Shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Common Shares for more than one year. An individual U.S. Holder may be entitled to preferential rates of taxation for net long-term capital gains; the deductibility of capital losses is limited under the Code.

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the non-U.S. corporation from time to time and the nature of the activities performed by its officers and employees. Based on the expected composition of Atlatsa’s assets and income, and the way it operates its business, Atlatsa believes that it was not a PFIC for 2015 and has not made a determination of its PFIC status for the 2016 taxable year or any future taxable year. Atlatsa’s actual PFIC status for any taxable year is uncertain and cannot be determined until after the end of such taxable year.

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

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if Atlatsa were to be classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat Atlatsa as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds the Common Shares. If a U.S. Holder makes a timely QEF election with respect to Atlatsa, the electing U.S. Holder would be required in each taxable year that Atlatsa is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of Atlatsa and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of Atlatsa, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in the Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder.

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

Alternatively, if Atlatsa were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election.

During any taxable year in which Atlatsa or any subsidiary of Atlatsa is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file U.S. Internal Revenue Service (“IRS”) Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Information Reporting and Backup Withholding Requirement

In general, information reporting requirements will apply to payments of dividends, as well as on proceeds from the sale, redemption or other taxable disposition of the Common Shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, backup withholding may apply to such amounts if a U.S. Holder fails to furnish a correct Taxpayer Identification Number on IRS Form W-9 (or substitute IRS Form W-9) or otherwise fails to comply with applicable requirements. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that certain required information is furnished to the IRS in a timely manner.

Certain U.S. Holders are required to report information relating to an interest in the Common Shares, subject to exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with its tax return for each year in which it held an interest in the Common Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of the Common Shares.

10. F. Dividends and Paying Agents

Not applicable.

10. G. Statement by Experts

Not applicable.

10. H. Documents on Display

Exhibits attached to this Annual Report are also available for viewing at the offices of Atlatsa, 4th Floor – 82 Grayston Drive, Off Esterhuysen Lane, Sandton, South Africa 2146, telephone: +27 11 779 6800, facsimile: +27 11 883 0836. Copies of Atlatsa’s audited Consolidated Financial Statements, the MD&A for the fiscal year ended December 31, 2015, which was furnished on EDGAR on Form 6-K on March 30, 2016 and is specifically incorporated by reference herein in its entirety, and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors and officers remuneration and indebtedness, principal holders of Atlatsa’s securities and securities authorized for issuance under the Company’s Stock Option Plan, is contained in Atlatsa’s information circular for its most recent annual meeting of security holders that involved the election of directors.

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

The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. The Company continuously monitors these exposures and enters into derivative financial instruments to reduce these risks. The Company does not enter into derivative transactions on a speculative basis. All fair values have been determined using current market pricing models. See ITEM 18 “Financial Statements – Note 8” of the audited Consolidated Financial Statements for Fiscal 2015 for an overview of the Company’s derivative financial instruments.

The principal market risks (i.e. the risk of losses arising from adverse movements in market rates and prices) to which the Company is exposed are:

•	credit risk (if customer or counterparty fails to meet its contractual obligations);

•	liquidity risk (whether the Company is able to meet its obligations when they fall due – also see note 2 in the audited Consolidated Financial Statements for Fiscal 2015);

•	interest rate risk (on loans and borrowings);

•	commodity price risk (mainly PGM); and

•	capital risk management.

See ITEM 18 “Financial Statements—Note 9– Financial risk management” of the audited Consolidated Financial Statements for Fiscal 2015 for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

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

15. A. Evaluation of Disclosure Controls and Procedures

Under the supervision of and with the participation of Management, including the CEO and CFO, Management evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, and required by Rule 13a-15 (b) under the Exchange Act, as of the end of the period December 31, 2015 covered by this Annual Report on Form 20-F. Based upon that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of the end of December 31, 2015. There have been no significant changes in the internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed the evaluation.

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

Under the supervision and with the participation of the CEO and CFO, Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making their assessment, Management used criteria established in the framework on 1992 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon that assessment, Management concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2015 based on the criteria in Internal Control – Integrated Framework issued by COSO. Management is in process of implementing the control framework as suggested in the COSO framework that was issued on May 14, 2013.

As at December 31, 2015, Management concluded that the Company’s internal control over financial reporting was effective.

15. C. External Audits’ Annual Report on Internal Control over Financial Reporting

KPMG Inc., the Company’s independent registered public accounting firm, has audited the Consolidated Financial Statements and the effectiveness of the internal control over financial reporting as of December 31, 2015. Their report on the Consolidated Financial Statements appears in this Annual Report on page 134.

15. D. Changes in internal control over financial reporting

As part of the implementation and refinement of the controls necessary to remediate the previous year’s material weakness; changes in internal control over financial reporting occurred during the period covered by this Annual Report, that have had a material effect on the Company’s internal control over financial reporting. See “Internal Controls over Financial Reporting Procedures Liquidity” in the MD&A for the fiscal year ended December 31, 2015, which was furnished on EDGAR on Form 6-K on March 30, 2016 and is specifically incorporated by reference herein, for details of the prior year’s material weakness which was remediated.

ITEM 16

16. A. AUDIT AND RISK COMMITTEE FINANCIAL EXPERT AND RELATIONSHIP WITH AUDITOR

The CSA have adopted NI 52-110, which requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its Audit and Risk Committee and its relationship with its independent auditor, as set forth hereafter.

The Audit and Risk Committee’s Charter

The Audit and Risk Committee is an important element of the Board’s system of monitoring and control. The text of the Audit and Risk Committee’s charter is available as Section C-1 to the Company’s Corporate Governance Policies and Procedures Manual, which is available on the Company’s website at www.atlatsaresources.co.za. Information contained on or accessible through the Company’s website is not a part of this Annual Report.

Composition of the Audit and Risk Committee

The members of the Audit and Risk Committee in Fiscal 2015 were Fikile De Buck, Colin Clarke, Bongiwe Ntuli and Ralph Havenstein (resigned on June 26, 2015). Ms. Ntuli, Ms. De Buck and Messrs. Havenstein and Clarke are financially literate and have extensive Audit and Risk Committee experience. All members of the Audit and Risk Committee are independent as such term is defined under NI 52-110 and the rules and regulations of the NYSE MKT and are financially literate.

The Executive Chair of the Board, Andile Mabizela (Independent director), the CEO, CFO, the internal auditors (outsourced function) and external auditors attend Audit and Risk Committee meetings on invitation.

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

In Fiscal 2015 all recommendations of the Audit and Risk Committee to nominate or compensate an external auditor were adopted by the Board.

16. B. Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company’s CEO, the CFO, other members of senior management and to employees and consultants generally which is included in the corporate governance policies and procedures manual amended by the Board of the Company (the “Code of Ethics”). As adopted, the Company’s Code of Ethics sets forth standards that are designed, among other things, to prevent wrongdoing and to promote:

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

Services:	Year ended December 31, 2015	% Pre-approved by Audit and Risk Committee	Year ended December 31, 2014	% Pre-approved by Audit and Risk Committee
Audit Fees (1)	589,775	100	477,266	100
Audit-Related Fees (2)	31,285	100	28,802	100
Tax fees (3)	—	100	—	100
All Other (4)	—	100	—	100
	621,060	100	506,068	100

Note:

(1)	Audit fees consist of fees billed for the fiscal year 2015, including final billings for fiscal year 2014, audit services engagement and other audit services, which are those services that only the Company’s external auditor reasonably can provide, and include audits, interim reviews, comfort letters and consents, other attest services related to the audit or regulatory filings, and services associated with the filing of documents with regulatory authorities.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s Consolidated Financial Statements or that are traditionally performed by the external auditor, and include consultations related to financial accounting and reporting matters and standards, and other periodic reports.
(3)	Tax fees consist of fees billed for professional services rendered for tax compliance (including income and royalty tax payable), tax advice and tax planning.
(4)	This specifically relates to KPMG Tax services that were obtained in relation to the Refinancing Plan, assistance with a query in relation to the Company’s share based schemes to the South African Receiver of Revenue, and other minor consulting.

16. D. Exemptions from Listing Standards for Audit and Risk Committees

Not applicable.

16. E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

16. F. Change in Registrant’s Certifying Accountant

Not applicable.

16. G. Corporate Governance

Not applicable.

16. H. Mine Safety Disclosure

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

See ITEM 18.

ITEM 18	FINANCIAL STATEMENTS

The following attached Financial Statements are incorporated herein:

1.	Report of the Independent Registered Public Accounting Firm (KPMG Inc.) on the Consolidated Statements of Financial Position as at December 31, 2015 and 2014 and the Consolidated Statements of Comprehensive Income, Changes in Equity, Cash Flows for the years ended December 31, 2015, 2014 and 2013 and the effectiveness of internal controls over financial reporting.

2.	Consolidated Statements of Financial Position as at December 31, 2015 and 2014.

3.	Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013.

4.	Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013.

5.	Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013.

6.	Notes to the Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Atlatsa Resources Corporation

We have audited the accompanying consolidated statements of financial position of Atlatsa Resources Corporation (the “Company”) as of 31 December 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December 2015. We also have audited the Company’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and express an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlatsa Resources Corporation as of 31 December 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, in all material respects, the Company has maintained effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Substantial doubt

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG Inc.

KPMG Inc.
Registered Auditor
Johannesburg, South Africa

30 March 2016

Consolidated Statement of Financial Position

As at December 31, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2015	2014
Assets
Non-current assets
Property, plant and equipment	9	294,924,626	646,245,336
Capital work-in-progress	10	9,197,977	29,272,118
Other intangible assets	11	226,995	289,390
Mineral property interests	12	6,958,857	7,339,706
Goodwill	13	—	8,776,080
Platinum Producers’ Environmental Trust	14	3,685,645	3,721,035
Other non-current assets		—	517

Total non-current assets		314,994,100	695,644,182

Current assets
Inventories	15	1,553,872	726,343
Trade and other receivables	16	6,298,336	16,256,784
Cash and cash equivalents	17	3,495,531	8,148,558
Restricted cash	18	45,683	48,744

Total current assets		11,393,422	25,180,429

Total assets		326,387,522	720,824,611

Equity and Liabilities
Equity
Share capital	19	309,691,439	309,659,583
Treasury shares	19	(4,991,726)	(4,991,726)
Foreign currency translation reserve		(13,587,314)	(10,558,030)
Share-based payment reserve		28,058,038	26,245,459
Accumulated loss		(256,352,015)	(89,283,115)

Total equity attributable to equity holders of the Company		62,818,422	231,072,171
Non-controlling interests		(10,267,725)	184,133,904

Total equity		52,550,697	415,206,075

Non-current liabilities
Loans and borrowings	20	136,837,718	130,402,292
Finance lease liability	21	—	283,877
Deferred tax liability	22	40,811,920	116,744,891
Provisions	23	13,769,756	13,357,268

Total non-current liabilities		191,419,394	260,788,328

Current liabilities
Trade and other payables	24	36,558,488	41,670,800
Restructuring provision	25	9,506,434	—
Short-term portion of loans and borrowings	20	36,048,074	524,854
Short-term portion of finance lease liability	21	304,435	2,634,554

Total current liabilities		82,417,431	44,830,208

Total liabilities		273,836,825	305,618,536

Total equity and liabilities		326,387,522	720,824,611

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors on March 30, 2016

/s/ Harold Motaung	/s/ Fikile De Buck

Harold Motaung (Director)	Fikile De Buck (Director)

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2015	2014	2013
Revenue	26	205,690,922	237,390,814	195,621,452
Cost of sales	27	(260,574,210)	(264,758,202)	(233,776,296)

Gross loss		(54,883,288)	(27,367,388)	(38,154,844)
General and administrative expenses		(8,983,474)	(10,195,478)	(19,805,849)
Restructuring costs		(14,925,719)	—	—

Other expenses including impairment loss	29	(337,459,411)	(2,581,855)	(1,688,165)
Other income	30	19,314	35,209	219,434,036

Operating (loss)/profit		(416,232,578)	(40,109,512)	159,785,178
Finance income	31	237,551	296,995	330,591

Finance costs	32	(23,882,654)	(16,269,673)	(56,393,072)

Net finance costs		(23,645,103)	(15,972,678)	(56,062,481)

(Loss)/profit before income tax	33	(439,877,681)	(56,082,190)	103,722,697
Income tax	34	70,895,943	6,532,348	(3,853,420)

(Loss)/profit for the year		(368,981,738)	(49,549,842)	99,869,277

Other comprehensive income
Foreign currency translation differences for foreign operations		1,333,926	(2,088,318)	(27,068,629)

Other comprehensive income for the year, net of income tax	35	1,333,926	(2,088,318)	(27,068,629)

Total comprehensive income for the year		(367,647,812)	(51,638,160)	72,800,648

(Loss)/profit attributable to:
Owners of the parent		(167,068,900)	(24,609,398)	199,492,438
Non-controlling interests		(201,912,838)	(24,940,444)	(99,623,161)

(Loss)/profit for the year		(368,981,738)	(49,549,842)	99,869,277

Total comprehensive income attributable to:
Owners of the parent		(170,412,542)	(25,064,244)	198,879,308
Non-controlling interests		(197,235,270)	(26,573,916)	(126,078,660)

Total comprehensive income for the year		(367,647,812)	(51,638,160)	72,800,648

Basic (loss)/earnings per share	36	(30 cents )	(5 cents )	47 cents
Diluted (loss)/earnings per share	36	(30 cents )	(5 cents )	46 cents

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

		Share capital		Treasury shares		Convertible preference shares	Foreign currency translation reserve	Share-based payment reserve	Accumulated Loss	Total shareholders’ equity	Non- controlling interests	Total equity
	Note	Number of shares	Amount	Number of shares	Amount
Balance at January 1, 2013		201,888,473	71,967,083	4,497,062	(4,991,726)	162,910,000	(9,797,657)	25,285,851	(264,166,155)	(18,792,604)	224,049,827	205,257,223

Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	28	—	—	—	—	—	—	—	—	—	199,179,381	199,179,381
Total comprehensive income for the year
Profit/(loss) for the year		—	—	—	—	—	—	—	199,492,438	199,492,438	(99,623,161)	99,869,277
Other comprehensive income for the year, net of tax	35	—	—	—	—	—	(322,203)	(290,927)	—	(613,130)	(26,455,499)	(27,068,629)

Total comprehensive income for the year		—	—	—	—	—	(322,203)	(290,927)	199,492,438	198,879,308	(126,078,660)	72,800,648

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Fair value gain on de-recognition of debt facility in relation to the first phase of debt restructuring		—	—	—	—	—	—	—	—	—	(98,923,006)	(98,923,006)
Share-based payment transactions		—	—	—	—	—	—	799,726	—	799,726	—	799,726

Total contributions by and distributions to owners		—	—	—	—	—	—	799,726	—	799,726	(98,923,006)	(98,123,280)

Balance at December 31, 2013		201,888,473	71,967,083	4,497,062	(4,991,726)	162,910,000	(10,119,860)	25,794,650	(64,673,717)	180,886,430	198,227,542	379,113,972

Common shares issued	19	125,000,000	74,782,500	—	—	—	—	—	—	74,782,500	—	74,782,500
Conversion of convertible preference shares		227,400,000	162,910,000	—	—	(162,910,000)	—	—	—	—	—	—
Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	28	—	—	—	—	—	—	—	—	—	12,480,278	12,480,278
Total comprehensive income for the year
Profit/(loss) for the year		—	—	—	—	—	—	—	(24,609,398)	(24,609,398)	(24,940,444)	(49,549,842)
Other comprehensive income for the year, net of tax	35	—	—	—	—	—	(438,170)	(16,676)	—	(454,846)	(1,633,472)	(2,088,318)

Total comprehensive income for the year		—	—	—	—	—	(438,170)	(16,676)	(24,609,398)	(25,064,244)	(26,573,916)	(51,638,160)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payments expense		—	—	—	—	—	—	467,485	—	467,485	—	467,485

Total contributions by and distributions to owners		—	—	—	—	—	—	467,485	—	467,485	—	467,485

Balance at December 31, 2014		554,288,473	309,659,583	4,497,062	(4,991,726)	—	(10,558,030)	26,245,459	(89,283,115)	231,072,171	184,133,904	415,206,075

Common shares issued	19	133,333	31,856	—	—	—	—	(31,856)	—	—	—	—
Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	28	—	—	—	—	—	—	—	—	—	2,833,641	2,833,641
Total comprehensive income for the year
Profit/(loss) for the year		—	—	—	—	—	—	—	(167,068,900)	(167,068,900)	(201,912,838)	(368,981,738)
Other comprehensive income for the year, net of tax	35	—	—	—	—	—	(3,029,284)	(314,358)	—	(3,343,642)	4,677,568	1,333,926

Total comprehensive income for the year		—	—	—	—	—	(3,029,284)	(314,358)	(167,068,900)	(170,412,542)	(197,235,270)	(367,647,812)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payments expense		—	—	—	—	—	—	2,158,793	—	2,158,793	—	2,158,793

Total contributions by and distributions to owners		—	—	—	—	—	—	2,158,793	—	2,158,793	—	2,158,793

Balance at December 31, 2015		554,421,806	309,691,439	4,497,062	(4,991,726)	—	(13,587,314)	28,058,038	(256,352,015)	62,818,422	(10,267,725)	52,550,697

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2015	2014	2013
Cash (utilized by)/generated from operations	37	(18,012,427)	(11,968,791)	9,124,254
Interest received		116,848	190,369	226,073
Interest paid		(3,525,458)	(1,595,243)	(20,660)
Income tax paid		(548)	(353,374)	(7,043,536)

Net cash flows (used in)/from operating activities		(21,421,585)	(13,727,039)	2,286,131

Cash flows from investing activities
Increase in investments held by Platinum Producers’ Environmental Trust	14	(301,318)	(358,912)	(431,999)
Acquisition of property, plant and equipment	9	(6,005)	(1,335)	(278,200)
Expenditures on capital work-in-progress	10	(25,684,322)	(31,740,491)	(50,987,358)
Proceeds on disposal of property, plant and equipment		—	4,076	278,200
Proceeds on disposal of assets held for sale		—	—	171,600,312

Net cash flows (used in)/from investing activities		(25,991,645)	(32,096,662)	120,180,954

Cash flows from financing activities
Proceeds from loans and borrowings	20	46,692,236	14,794,838	314,087,529
Payment of loans and borrowings	20	—	(75,365,709)	(621,959,514)
Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd		—	—	207,518,927
Finance lease repaid	21	(2,922,491)	(368,094)	—
Common shares issued	19	—	74,782,500	—
Other loans repaid	20	(498,229)	—	293,604

Net cash flows from/(used in)financing activities		43,271,516	13,843,535	(100,059,454)

Effect of foreign currency translation		(511,313)	(526,379)	3,666,586

Net (decrease)/increase in cash and cash equivalents		(4,653,027)	(32,506,545)	26,074,217
Cash and cash equivalents at January 1, 2015		8,148,558	40,655,103	14,580,886

Cash and cash equivalents at December 31, 2015	17	3,495,531	8,148,558	40,655,103

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE AND GROUP INFORMATION

Atlatsa Resources Corporation (“the Company” or “Atlatsa”) is incorporated in the Province of British Columbia, Canada. The Company has a primary listing on the Toronto Stock Exchange (“TSX”) and has a secondary listing on the JSE Limited (“JSE”). On July 10, 2015, the Company announced its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the U.S. Securities and Exchange Commission (the “SEC”) to voluntarily withdraw its common shares from listing on the NYSE MKT. The Company filed the Form 25 on July 20, 2015 and the delisting was effective 10 days following the filing of the Form 25. The Company remains an SEC registrant and will review this position prior to the first anniversary of the delisting off the NTSE MKT. The Company’s common shares continue to be listed on the TSX and the JSE.

The consolidated financial statements comprise of the Company and its subsidiaries (together referred to as “the Group” and individually as “Group entities”). The Groups’ principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Atlatsa operates in South Africa through its wholly-owned subsidiary, Plateau Resources Proprietary Limited (“Plateau”) which owns the Group’s various mineral property interests and conducts the Group’s business in South Africa.

2.	GOING CONCERN

The Group incurred a net loss for the year of $369.0 million (which includes an impairment loss of $337.1 million) compared to a 2014 fiscal year loss of $49.5 million. The loss for the year is primarily as a result of the softening in the platinum price during the 2015 financial year and the impact on profitability of the Group’s subsidiary, Bokoni Platinum Mines Proprietary Limited (“Bokoni” or “Bokoni Mine”).

The Group’s current liabilities exceeded its current assets by $71.0 million. This deficit arises mainly as a result of the following:

•	The $12.5 million (ZAR140 million) backlog of trade and other payables owed to Rustenburg Platinum Mines Limited (“RPM”) (RPM is a related party to the Group) by Bokoni. By initial agreement with RPM, the backlog of the trade and other payables was deferred and Bokoni was expected to start repaying $1.4 million (ZAR15.6 million) a month from April 2015 to December 2015. On December 9, 2015, the Senior Facilities Agreement was increased by $6.4 million (ZAR71.4 million) to make available funds to Plateau to repay its 51% pro rata share ($6.4 million (ZAR71.4 million)) of the backlog, subject to conditions precedent being met. Refer to Amended and Restated Senior Facilities Agreement below.

•	RPM advanced additional funds (not supported by physical metal deliveries) on the purchase of concentrate agreement of $35.9 million (ZAR401,9 million) to secure short term funding until all conditions precedent on the Term Loan facility provided by RPM as discussed below, had been met and this facility could be utilized to fund the Bokoni operations.

•	The estimated costs associated with the Bokoni Mine Restructure Plan (discussed below) of $9.5 million (ZAR106 million) having been provided for during the period.

The deficit will be financed from short term cash flows and the Term Loan facility provided by RPM as discussed below.

Bokoni Mine operations and restructure plan

The main constraint at Bokoni Mine is the current inability to produce sufficient volumes of high grade underground ore to fill the mill capacity. At current basket prices, the Mine continues to make losses, even at an operating cost level, due to the high cost of production. Even in the event of producing 160 kilo tonnes per month (ktpm) of higher grade ore from underground, Bokoni will remain marginal at these volumes.

Reviews of the operations indicated that the optimum level of production required to ensure that the Bokoni Mine is profitable and sustainable is around 240 ktpm. This review process culminated in the design and development of the current mine plan, which targets a significant increase in mining and concentrating capacity from 160 ktpm to 240 ktpm. In order for Bokoni to achieve the mining and concentrating scale of 240 ktpm targeted in the aforementioned mine plan, Bokoni would require a significant capital investment.

As a result, on September 16, 2015, the Company advised, together with Anglo American Platinum Limited (“Anglo Platinum”), that to ensure the future optimisation of Bokoni Mine, the Company has had to implement an operational and financial restructure plan at Bokoni Mine (“the Restructure Plan”). The primary objective of the Restructure Plan is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

The Restructure Plan was based on the following assumptions for fiscal 2016:

•	Platinum price per ounce over life of mine: US$1,392

•	4E average basket price per ounce: R13,545

•	ZAR/US$ exchange rate: 11.92

Implementation of the Restructure Plan at Bokoni Mine is anticipated to result in:

•	the older, high cost UM2 and Vertical Merensky shaft operations being placed on care and maintenance in August and December 2015 respectively, the relevant assets have also been impaired;

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

•	continued ramp up of the Middelpunt Hill UG2 and Brakfontein Merensky development shafts to steady state production of 60,000 tonnes per month (tpm) by the fourth quarter of 2016 and 100,000 tpm by 2019, respectively;

•	continued mining at the Klipfontein Merensky open-cast operation as a mill gap filler during ramp up of the underground operations;

•	significant reduction in labour overheads; and

•	reduction in Bokoni Mine’s unit cost of production.

Bokoni Mine issued a Section 189 (3) notice to relevant parties pursuant to Section 189A of the South African Labour Relations Act, 66 of 1995 (LRA) on September 15, 2015, for the commencement of a consultation process on the contemplated retrenchments of a significant number of its employees based on operational requirements.

The anticipated costs of implementing the Restructure Plan will be financed from short term cash flows and the Term Loan Facility provided by RPM as discussed below.

As at December 31, 2015 the restructure plan was underway and is anticipated to be fully completed by Quarter 2 of 2016. To date, on base cost calculated from August 2015, operational costs have reduced by 15% on average per month, which was achieved by a substantial reduction in Bokoni’s labour force.

Term Loan Facility Agreement

On December 9, 2015, a Term Loan Facility Agreement (“the Facility”), was entered into with RPM providing a $29.9 million (ZAR334.0 million) facility to enable Plateau to advance its share of the shareholder loans to Bokoni Holdco for the sole purpose of enabling Bokoni Mine to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from Bokoni Mine cash flows. RPM will fund its 49% share of cash calls made by Bokoni Mine in accordance with the joint venture shareholders’ agreement between the parties. The Facility bears no interest and replaces the letter of support of November 10, 2014 received from RPM. If however, any amount which is due and payable in accordance with the unpaid, the unpaid amount shall accrue interest at the prime rate plus 2%. The Facility is repayable at the earlier of an event of default and December 31, 2018. There will be a mandatory repayment upon the occurrence of a change of control or a sale of all or substantially all the assets of Bokoni whether in a single transaction or a series of related transactions.

In agreeing to the terms and conditions of the Facility, Atlatsa has agreed to co-operate with Anglo Platinum in relation to RPM’s acquisition of: (i) the prospecting rights held by Kwanda; (ii) the mining rights in respect of Central Block mineral properties held by Plateau (previously contemplated in the letter of support of November 10, 2014); and (iii) the disposal of all or any part of the Holdco Shareholding (collectively, the “Proposed Transaction”).

The conditions to utilisation of the $29.9 million (ZAR334.0 million) Facility include the following:

1.	RPM being satisfied that Bokoni Mine is implementing the Restructure Plan in accordance with its terms;

2.	RPM being satisfied that Bokoni Mine is optimising its operations to minimise the funding required from shareholders and that Bokoni Mine is identifying and implementing opportunities to optimise revenue, operating costs and capital expenditure (where appropriate);

3.	Evidence that all intercompany advances made by RPM to Bokoni Mine (primarily arising from the supply chain between such parties) are paid up to date in accordance with the applicable due date for payment as set out in the terms for payment (as set by RPM) for such transactions (which date shall be no later than the end of the month following the month in which the delivery of goods or services occurred);

4.	A consent letter provided by Atlatsa, Plateau, Bokoni Holdco and Bokoni Mine to RPM, consenting to the disclosure by RPM of certain Confidential Information (as defined in the Holdco Shareholders Agreement) in relation to the sale process to facilitate the transfer of the funding arrangements between RPM and Plateau and the disposal of the Holdco Shareholding as contemplated in the Proposed Transaction;

5.	Plateau co-operating with the RPM and at RPM’s request, doing all such things, performing all such acts and taking all such steps, and to procure the doing of all such things, within its power and control, as may be necessary for and incidental to the Parties finding a long term sustainable solution to fund Bokoni Mine including in relation to the implementation of the Proposed Transaction;

6.	A signed addendum to the management services agreement entered into amongst Plateau, Atlatsa, Anglo Platinum, Bokoni Holdco and Bokoni Mine on or about 19 June 2009, to facilitate a reduction in the monthly management fee payable by Bokoni Mine to Atlatsa from approximately $0.4 million (ZAR5.0 million) to an amount which is no greater than $0.4 million (ZAR4.0 million);

7.	The aggregate monthly operating costs of Atlatsa and Plateau have reduced by at least $0.1 million (ZAR1.0 million) per month on a sustainable basis (measured relative to the average operating costs incurred for the 6 months to November 2015);

8.	Plateau implementing appropriate initiatives with immediate effect, to reduce: (i) the operating cash losses; and (ii) to the extent possible, the maintenance or ‘stay-in-business’ capital (excluding project capital expenditure), at Bokoni Mine so that Bokoni Mine does not incur an operating loss (known as “Cost 4” at the measurement level);

9.	An operational action plan indicating how the tonnage production build-up of Brakfontein and Middelpunt Hill (Bokoni Mine underground shafts) will meet the level set out in the Restructure Plan by 1 January 2016;

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

10.	A project plan on the retrenchment process applicable to Bokoni Mine and evidence that the Bokoni Mine steering committee and the Bokoni Holdco Board of directors have evaluated and approved such retrenchment process; and

11.	Written confirmation from Plateau that it will: (i) consult with RPM during the process of recruiting a new General Manager and new Finance Manager of Bokoni Mine, each in a permanent capacity; (ii) obtain RPM’s prior written approval in respect of the persons to be appointed to such positions.

On March 8, 2016 the conditions precedent to utilisation of the Facility were met, allowing for draw downs to finance operational cash short falls and the repayment of the purchase of concentrate funding previously discussed.

Amended and Restated Senior Facilities Agreement

The Senior Facilities Agreement was amended and restated to increase the availability under the facility by $6.4 million (ZAR71.4 million) on December 9, 2015 to enable the backlog of the trade and other payables relating to RPM of approximately $12.5 million (ZAR140.0 million) (discussed above) to be repaid in order to manage the Group’s liquidity. As at the date of the issue of these consolidated financial statements a condition precedent remains outstanding and it is anticipated will be met by Quarter 2 of 2016. On mutual agreement with RPM the repayment would take place once the condition precedent has been met, which is anticipated shortly.

Going concern conclusion

Atlatsa remains in discussions with Anglo Platinum surrounding the future optimisation of Bokoni Mine, as contemplated in the Proposed Transaction above, as well as potential alternative financial support for the Company having regard to current challenges within the South African platinum industry. Management is continuously investigating areas to preserve cash in the short term including the possibility of a further reduction in capital projects where appropriate.

The consolidated financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that the Restructure Plan will be successfully implemented, including the production profile as per the Restructure Plan being met and consensus PGM metal price forecasts strengthening to the projected forecasts for 2016, to have sufficient cash resources available to settle the Group’s liabilities in the ordinary course of business.

These conditions give rise to a material uncertainty which may cast significant doubt on the ability of the Company and its subsidiaries to continue as going concerns and therefore may be unable to realise their assets and discharge their liabilities in the normal course of business.

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

The consolidated financial statements comprise the financial statements of the Group as at December 31, 2015. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has the following:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting, or similar, rights of an investee, it considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement(s) with the other vote holders of the investee;

•	Rights arising from other contractual arrangements; and

•	The Group’s voting rights and potential voting rights

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

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

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

4	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

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

In particular, the Group has identified a number of areas where significant judgements, estimates and assumptions are required. Further information on each of these areas and how they impact various accounting policies are either described within the associated accounting policy note (Note 6) or are described below.

These include:

Judgements:

•	Exploration and evaluation expenditure (i)

•	Recovery of deferred tax assets (ii)

•	Functional currency (Note 6.2)

Estimates and assumptions:

•	Ore reserve and mineral resource estimates (iii)

•	Exploration and evaluation expenditure (i)

•	Unit-of-production (“UOP”) depreciation (iv)

•	Mine rehabilitation (v)

•	Recoverability/impairment of assets (vi)

•	Inventories (vii)

•	Fair value measurements (viii)

•	Contingencies (ix)

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

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgement to determine whether future economic benefits are likely, from either future exploration or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

In addition to applying judgement to determine whether future economic benefits are likely to arise from the Group’s exploration and evaluation assets or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, the Group has to apply a number of estimates and assumptions.

The determination of a SAMREC (South African Code for Reporting of Mineral Resources and Mineral Reserves) resource is itself an estimation process that involves varying degrees of uncertainty depending on how the resources are classified (i.e., measured, indicated or inferred). The estimates directly impact when the Group defers exploration and evaluation expenditure. The deferral policy requires management to make certain estimates and assumptions about future events and circumstances, particularly, whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

expenditure is capitalised, information becomes available suggesting that the recovery of expenditure is unlikely, the relevant capitalised amount is recognised in profit or loss when the new information becomes available.

(ii)	Recovery of deferred tax assets

Deferred tax assets are recognised for unutilised tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Judgement is required to determine which arrangements are considered to be a tax on income as opposed to an operating cost. Judgement is also required to determine whether deferred tax assets are recognised in the statement of financial position. Deferred tax assets, including those arising from unutilised tax losses, require management to assess the likelihood that the Group will generate sufficient taxable earnings in future periods, in order to utilise recognised deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These estimates of future taxable income are based on forecast cash flows from operations (which are impacted by production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, dividends and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

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

Estimated economically recoverable reserves are used in determining the depreciation and/or amortisation of mine-specific assets. This results in a depreciation/amortisation charge proportional to the depletion of the anticipated remaining life-of-mine production. Units of production (“UOP”) used to calculate depreciation includes proven and probable reserves only. These reserves are updated on a yearly basis as the life-of-mine plan is revised. The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure.

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

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

and

•	Unforeseen operational issues.

Changes in estimates are accounted for prospectively.

(v)	Mine rehabilitation

The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates (5.50% (2014: 5.40%)), and changes in discount rates (9.63% (2014: 7.96%)). These uncertainties may result in future actual expenditure differing from the amounts currently provided. Therefore, significant estimates and assumptions are made in determining the provision for mine rehabilitation. As a result, there could be significant adjustments to the provisions established which would affect future financial result.

The provision at reporting date represents management’s best estimate of the present value of the future rehabilitation costs required.

(vi)	Recoverability/impairment of assets

The Group assesses each cash-generating unit (“CGU”) annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair-value-less-costs-of-disposal and value in use. Goodwill is assessed for impairment annually, regardless of indicators. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Fair value is the price that would be received to sell an asset or payment made to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account.

Impairment testing requires management to make significant judgements concerning the existence of impairment indicators, identification of CGUs, remaining useful lives of assets and estimates of projected cash flows and fair-value-less-costs-of-disposal. Management’s analysis of CGUs involves an assessment of a group of assets’ ability to independently generate cash inflows and involves analysing the extent to which different products make use of the same assets. Management’s judgement is also required when assessing whether a previously recognised impairment loss should be reversed. Cash flows are discounted by an appropriate discount rate to determine the net present value.

Management has assessed its CGU as being the Bokoni Mine, which is the lowest level for which cash flows are largely independent of other assets.

The determined value in use of the CGU is most sensitive to the platinum price, the US dollar exchange rate and the discount rate.

In assessing the value in use, key estimates and judgements were made by management, which are based on management’s interpretation of market forecasts and future inflation rates. These include long term platinum prices and USD exchange rates. Both these variables were determined based on market consensus forecast prices for the first five years after which the price for platinum was inflated using 2.22% (2014: 2.85%). The real weighted average cost of capital used to discount the future free cash flows was determined as 12.55% (2014: 10.97%).

(vii)	Inventories

Net realisable value tests are performed at each reporting date and represent the estimated future sales price of the product the entity expects to realise when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Where the time value of money is material, these future prices and costs to complete are discounted.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained Platinum Group Metal (“PGM”) ounces, based on assay data, and the estimated recovery percentage, based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

(viii)	Fair value measurements

The Group measures financial instruments at fair value on initial recognition. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g. when the entity acquires a business, or where an entity measures the recoverable amount of an asset or CGU at fair-value-less-costs-of-disposal.

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

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Share-based payments

The fair value of options granted is being determined using Black-Scholes and Monte-Carlo Simulation valuation models. Refer to Note 39 for significant inputs into the models for the various share option schemes.

New Senior Facilities Agreement

Management has applied judgement when determining the fair value on initial recognition for the New Senior Facilities Agreement. The fair value of the New Senior Facilities Agreement is determined using a cash flow valuation model. The significant inputs into the model are the opening balances as contractually agreed with the counterparty, set interest rates applicable to the Company, projected drawdowns and repayments on the loan and projected forward Johannesburg Interbank Agreed Rate (“JIBAR”) rates plus a market related spread. Based on the aforementioned, an effective interest rate was established on initial recognition that would be used to build the loan back up to contractual value by date of payment.

The following assumptions in the model may change:

•	Any additional drawdowns have to be fairly valued at initial recognition;

•	Update of the quarter end JIBAR curve, which may have an impact on the projected JIBAR rates; and

•	An adjustment to the estimates of cash flows.

(ix)	Contingencies

By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential quantum of contingencies inherently involves the exercise of significant judgement and the use of estimates regarding the outcome of future events.

5	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 6 to all periods presented in these consolidated financial statements.

5.1	Change in accounting policies

The Group adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2015:

•	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

•	Improvements to IFRSs – 2010-2012 Cycle: Amendments to IFRS 13 – Short-term receivables and payables

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

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s consolidated financial statements are disclosed below:

Effective January 1, 2016:

•	Accounting for Acquisitions of interests in Joint Operations (Amendments to IFRS 11)

•	Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

•	Equity Method in Separate Financial Statements (Amendments to IAS 27)

•	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (amendments to IFRS 10 and IAS 28)

•	Annual Improvements to IFRSs 2012-2014 Cycle – various standards

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations – Changes in methods of disposal

•	IFRS 7 Financial Instruments: Disclosures – Servicing contracts

•	IFRS 7 Financial Instruments: Disclosures – Applicability of the offsetting disclosures to condensed interim financial statements

•	IAS 19 Employee Benefits – Discount rate: regional market issues

•	IAS 34 Interim Financial Reporting – Disclosure of information ‘elsewhere in the interim financial report’

•	Investment Entities: Applying the Consolidation Exemption (Amendments to IFRS 10, IFRS 12 and IAS 28)

•	Disclosure initiative (Amendments to IAS 1)

Effective January 1, 2018:

•	IFRS 9 Financial Instruments

•	IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2019:

•	IFRS 16 Leases

All Standards and Interpretations will be adopted at their effective date, if applicable.

Management is currently in the process of assessing the impact of the above-mentioned changes, if any.

6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

6.1	Business combinations

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

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement is measured at fair value, with changes in fair value recognised either in profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for NCI over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred, the Group reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in the profit or loss. Goodwill is tested annually for impairment.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a CGU and part of the operation and that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the disposed operation and the portion of the CGU retained.

(i)	Acquisitions of non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisitions of non-controlling interests that do not result in loss of control are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions.

(ii)	Subsidiaries

Subsidiaries are entities over which the Group exercises control. The Group controls an entity when it is exposed to or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

(iii)	Transactions eliminated on consolidation

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

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognised in profit or loss.

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

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

6.3	Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale (“AFS”) financial assets, as appropriate.

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets in a timeframe established by regulation or convention in the marketplace (regular way trades) are recognised on the trade date, i.e. the date that the Group commits to purchase or sell the asset.

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial measurement loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in net finance costs in the profit or loss. The losses arising from impairment are recognised in profit or loss for loans and receivables.

Loans and receivables comprise trade and other receivables, restricted cash, investment in the Platinum Producer’s Environmental Trust and cash and cash equivalents.

Derecognition

A financial asset (or, when applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when either:

•	The rights to receive cash flows from the asset have expired; or

•	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement and either: (a) the Group has transferred substantially all the risks and rewards of the asset; or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

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

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, either as financial liabilities at fair value through profit or loss or financial liabilities at amortised cost, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of financial liabilities at amortised cost, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables and loans and borrowings including bank overdrafts.

Subsequent measurement

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

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

For loans and borrowings with a shareholder, refer to Note 6.17, Transactions with a shareholder.

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

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Even though exploration and evaluation assets can be qualifying assets, they generally do not meet the ‘probable economic benefits’ test and also are rarely debt funded. Any related borrowing costs incurred during this phase are therefore generally recognised in profit or loss in the period they are incurred.

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

Exploration and evaluation expenditure incurred on licences where a SAMREC-compliant resource has not yet been established is expensed as incurred until sufficient evaluation has occurred in order to establish a compliant resource. Costs expensed during this phase are included in ‘Other operating expenses’ in profit or loss.

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

Exploration and evaluation assets acquired in a business combination are initially recognised at fair value, including resources and exploration potential that is value beyond proven and probable reserves. Similarly, the costs associated with acquiring an exploration and evaluation asset (that does not represent a business) are also capitalised. They are subsequently measured at cost less accumulated impairment. Once SAMREC-compliant reserves are established and development is sanctioned, exploration and evaluation assets are tested for impairment and transferred to ‘Mines under construction’ which is a sub-category of Mine properties. No amortisation is charged during the exploration and evaluation phase.

6.6	Property, plant and equipment

(i)	Initial recognition

Mine development and infrastructure costs are capitalised to capital work-in-progress and transferred to property, plant and equipment when the mining venture reaches commercial production. Items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

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

Property, plant and equipment are depreciated over their estimated useful lives as follows:

Land	Not depreciated
Mine development and infrastructure	Units of production over proved and probable reserves
Plant and equipment	1 – 30 years
Buildings	5 – 30 years
Motor vehicles	1 – 5 years
Furniture and fittings	1 – 10 years

(iii)	Major maintenance and repairs

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

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognised.

(vi)	Annual review of residual values, depreciation methods and useful lives

The assets’ residual value, depreciation method and useful life are reviewed at each reporting period and adjusted prospectively, if appropriate.

6.7	Intangible assets

(i)	Other intangible assets

Other intangible assets include computer software. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation (calculated on a straight-line basis over their useful lives) and accumulated impairment losses, if any.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Internally generated intangibles, excluding capitalised development costs, are not capitalised. Instead, the related expenditure is recognised in profit or loss in the period in which the expenditure is incurred. The useful lives of intangibles are assessed as either finite or indefinite.

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

Mineral property interests are carried at cost less accumulated amortisation and impairment losses, if any. Gains and losses on disposal of mineral property interests are determined by comparing the proceeds from disposal with the cost less accumulated impairment losses of the asset and are recognised net within profit or loss.

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

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

Mine rehabilitation costs will be incurred by the Group either while operating, or at the end of the operating life of the Group’s facilities and mine properties. The Group assesses its mine rehabilitation provision at each reporting date. The Group recognises a rehabilitation provision where it has a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. The nature of these restoration activities includes: dismantling and removing structures; rehabilitating mines and tailings dams; dismantling operating facilities; closing plant and waste sites; and restoring, reclaiming and revegetating affected areas.

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

For closed sites, changes to estimated costs are recognised immediately in profit or loss.

(iii)	Restructuring provision

Provisions for restructuring costs are recognised only when the general recognition criteria for provisions are met. A constructive obligation to restructure arises only when an entity has a detailed formal plan for the restructuring which identifies at least: the business or the part of the business concerned, principal locations affected, approximate number of employees that would need to be compensated for termination

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

resulting from the restructuring (along with their function and location), expenditure that would be required to carry out the restructuring, and information as to when the plan is to be implemented.

Furthermore, the recognition criteria also require that the entity should have raised a valid expectation among those affected by the restructuring that it will, in fact, carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

The restructuring provision is measured at a best estimate of the expected expense involved in the restructuring plan. The restructuring plan that was announced has to be implemented and wound up by June 2016. Due to the short term nature of the provision there is no discounting of the expenses/liability.

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

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

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

Current income tax relating to items recognised in other comprehensive income or equity is recognised in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations where applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

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

6.17	Transactions with a shareholder

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

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

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

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are recognised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: Quote (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quote prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The inputs used to measure the fair value of an asset or liability might be categorized in different levels of fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of fair value hierarchy as the lowest level input that is significant to the entire measurement.

8	FINANCIAL RISK MANAGEMENT

The Group’s principal financial liabilities comprise trade and other payables, loans and borrowings. The main purpose of these financial instruments is to manage short-term cash flow and raise finance for the Group’s capital expenditure program. The Group’s principal financial assets comprise trade and other receivables, cash and cash equivalents that arise directly from its operations.

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

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and cash and equivalents.

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

Cash and cash equivalents

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

At times when the Group’s cash position is positive, cash deposits are made with financial institutions having superior local credit ratings.

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The New Senior Debt Facility and the Working Capital Facility were entered into on December 13, 2013. In addition to this the Group entered into the Term loan Facility Agreement and amended the Senior Facilities Agreement on 9 December 2015 (please refer to note 20). The Group’s cash and cash equivalents are invested in business accounts which are available on demand.

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

The maturity profile of the contractual undiscounted cash flows of financial instruments, including scheduled interest payments on loans and borrowings, at December 31, were as follows:

Non-derivative financial liabilities

	2016	2017	2018	2019	Thereafter	Total
2015

Loans and borrowings	35,952,642	—	122,495,754	59,059,502	51,910,791	269,418,689
Finance lease liability	318,634	—	—	—	—	318,634
Trade and other payables	28,268,321	—	—	—	—	28,268,321

Total	64,539,597	—	122,495,754	59,059,502	51,910,791	298,005,644

	2015	2016	2017	2018	Thereafter	Total
2014

Loans and borrowings	—	—	—	128,300,029	121,724,866	250,024,895
Finance lease liabilities	2,980,622	299,828	—	—	—	3,280,450
Trade and other payables	31,725,265	—	—	—	—	31,725,265

Total	34,705,887	299,828	—	128,300,029	121,724,866	285,030,610

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

The following demonstrates the sensitivity of the Group’s profit/(loss) before tax due to changes in the rate of loans and borrowings. All other variables are held constant.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Increase /(decrease) in interest rate	Effect on loss before tax for the year ended December 31, 2015 increase/(decrease)	Effect on profit before tax for the year ended December 31, 2014 increase/(decrease)

+1%	2,474,710	2,614,340
-1%	(2,323,683)	(2,412,597)

(iv)	Commodity price risk

The value of the Group’s revenue and resource properties depends on the prices of PGM’s and their outlook. The Group does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Group’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities. All other variables are kept constant.

Increase /(decrease) in 4E basket price	Effect on loss before tax for the year ended December 31, 2015 (increase)/decrease	Effect on profit before tax for the year ended December 31, 2014 increase/(decrease)

+10%	20,569,092	23,739,081
-10%	(20,569,092)	(23,739,081)

(v)	Capital risk management

The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Group in a way that optimises the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Group remains in a sound financial position.

The Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure. Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings Proprietary Limited (“Atlatsa Holdings”) (formerly Pelawan Investments Proprietary Limited), its majority Black Economic Empowerment (“BEE”) shareholder, retain a 51% fully diluted shareholding in the Company up until December 31, 2020, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the South African Department of Mineral Resources (“DMR”), the SARB and Anglo Platinum.

There were no other changes to the Group’s approach to capital management during the year.

(vi)	Summary of the carrying value of the Group’s financial instruments

At December 31, 2015	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust**	3,685,645	—
Trade and other receivables*	4,926,455	—
Cash and cash equivalents**	3,495,531	—
Restricted cash*	45,683	—
Loans and borrowings***	—	172,885,792
Finance lease liability*	—	304,435
Trade and other payables*	—	28,268,321

At December 31, 2014	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust**	3,721,035	—
Trade and other receivables*	14,329,673	—

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Cash and cash equivalents**	8,148,558	—
Restricted cash*	48,744	—
Loans and borrowings***	—	130,927,146
Finance lease liabilities***	—	2,918,431
Trade and other payables*	—	31,725,265

*	Not measured at fair value as carrying amount is a reasonable approximation of the fair value due to the short-term to maturity.
**	Not measured at fair value as the carrying amount is a reasonable approximation of fair value due to this being cash deposits.
***	Not measured at fair value as the carrying amount is a reasonable approximation of fair value.

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy for financial instruments at fair value. It does not include the fair value information for financial assets and financial liabilities not measured at fair value, if the carrying value is a reasonable approximation of the fair value.

	2015		2014
	Carrying value	Fair value (level 2)	Carrying value	Fair value (level 2)
Loans and borrowings	172,885,792	172,885,792	130,927,146	130,927,146

The carrying amount of loans and borrowings approximates fair value. The loans were recognised at fair value on initial recognition and subsequently adjusted for all changes in cash flows.

The contractual value of the loans and borrowings (financial liabilities at amortised cost) at December 31, 2015 was $157,445,158 (ZAR1,759,950,347) (2014:$166,392,966 (ZAR1,655,651,405)).

(a)	Valuation techniques and unobservable inputs:

The following table shows the valuation techniques used in measuring level 2 fair values:

Type	Valuation technique
Loans and borrowings	Discounted cash flows

(b)	Key assumptions:

•	JIBAR rates changing per quarter

•	Cash flow assumption changes per quarter

•	Drawdowns made in the quarter

9	PROPERTY, PLANT AND EQUIPMENT

Summary of property, plant and equipment	2015	2014
Cost
Balance at beginning of year	808,038,782	780,046,204
Additions	6,005	2,177,645
Transferred from capital work-in-progress	45,392,534	33,853,496
Disposals	(14,510)	(2,378,349)
Adjustment to rehabilitation assets	(1,387,613)	975,833
Effect of translation	(93,596,702)	(6,636,047)

Balance at end of year	758,438,496	808,038,782

Accumulated depreciation and impairment losses
Balance at beginning of year	161,793,446	128,867,722

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Depreciation for the year	37,867,916	36,456,360
Impairment loss	328,096,271	—
Disposals	(14,510)	(2,040,078)
Effect of translation	(64,229,253)	(1,490,558)

Balance at end of year	463,513,870	161,793,446

Carrying value	294,924,626	646,245,336

2015	Total	Mining Development and Infrastructure	Plant and Equipment	Buildings	Motor Vehicles	Furniture and Fittings

Cost
Balance at beginning of year	808,038,782	674,593,701	87,539,747	40,959,742	4,438,317	507,275
Additions	6,005	—	—	—	—	6,005
Transferred from capital work-in-progress	45,392,534	43,366,300	1,572,699	26,359	427,176	—
Disposals	(14,510)	—	—	—	(14,510)	—
Decrease in rehabilitation assets	(1,387,613)	(1,387,613)	—	—	—	—
Effect of translation	(93,596,702)	(78,716,011)	(9,789,069)	(4,502,354)	(532,884)	(56,384)

Balance at the end of year	758,438,496	637,856,377	79,323,377	36,483,747	4,318,099	456,896

Accumulated depreciation and impairment losses
Balance at beginning of year	161,793,446	127,052,109	21,975,106	8,869,011	3,409,754	487,466
Depreciation for the year	37,867,916	31,793,594	3,994,455	1,603,095	464,807	11,965
Impairment	328,096,272	310,174,968	10,156,150	7,314,289	444,261	6,604
Disposals	(14,510)	—	—	—	(14,510)	—
Effect of translation	(64,229,254)	(57,436,818)	(4,162,098)	(2,093,321)	(481,303)	(55,714)

Balance at end of year	463,513,870	411,583,853	31,963,613	15,693,074	3,823,009	450,321

Carrying Value	294,924,626	226,272,524	47,359,764	20,790,673	495,090	6,575

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

2014	Total	Mining Development and Infrastructure	Plant and Equipment	Buildings	Motor Vehicles	Furniture and Fittings
Cost
Balance at beginning of year	780,046,204	647,929,105	86,779,486	40,667,146	4,170,611	499,856
Additions	2,177,645	2,176,310	—	—	—	1,335
Transferred from capital work-in-progress	33,853,496	31,340,590	1,475,915	622,308	414,683	—
Disposals	(2,378,349)	(2,268,496)	—	—	(109,853)	—
Increase in rehabilitation assets	975,833	975,833	—	—	—	—
Effect of translation	(6,636,047)	(5,559,641)	(705,604)	(329,712)	(37,124)	(3,966)

Balance at end of year	808,038,782	674,593,701	87,549,797	40,959,742	4,438,317	497,225

Accumulated depreciation and impairment losses

Balance at beginning of year	128,867,722	101,936,589	16,801,342	6,797,720	2,903,176	428,895
Depreciation for the year	36,456,360	28,295,702	5,380,371	2,154,577	608,105	17,605
Disposals	(2,040,078)	(1,965,850)	—	—	(74,228)	—
Effect of translation	(1,490,558)	(1,214,332)	(206,607)	(83,286)	(27,299)	40,966

Balance at end of year	161,793,446	127,052,109	21,975,106	8,869,011	3,409,754	487,466

Carrying Value	646,245,336	547,541,592	65,574,691	32,090,731	1,028,563	9,759

Certain assets are encumbered. The Senior Debt Facility was secured through various security instruments, guarantees and undertakings provided by the Group against 51% of the cash flows generated by the Bokoni Mine, together with 51% of the Bokoni Mine asset base.

Due to the economic climate and the significant re-rate in forecasted metal prices, the Group tested the carrying value of its assets for impairment and recognised an impairment loss of $337,064,465 with respect to property, plant and equipment and goodwill (refer to note 13).

Management has assessed its cash-generating unit (“CGU”) as being Bokoni Mine, which is the lowest level for which cash flows are largely independent of other assets. The goodwill relates to the acquisition of Bokoni Mine. Impairment losses recognised in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of other assets in the unit (group of units) on a pro rata basis (refer note 13).

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

Key assumptions used in the value-in-use calculation of the impairment assessment of mining assets were the following:

•	Life-of-mine – 37 years (2014: 36 years).

•	Real weighted average cost of capital – 12.55% (2014: 10.97%).

•	Average price deck for PGM prices was used. Initial price of US$995/oz (2014: US$1,742/oz) for platinum in 2015.

•	Range of R/US$ real exchange rates – based on market expectations. Initial exchange rate of R13.91/US$ (2014: R9.33/US$) used in 2015.

•	South African inflation – based on market expectations. Long term inflation rate of 5.50% (2014: 5.40%).

•	Production of 4E ounces starts at 201,868 (2014: 203,889) ounces in 2015, building up to 364,379 (2014: 370,691) ounces in 2037 and gradually scales down towards the end of the life of mine.

Sensitivity analysis:

Sensitivity	Real WACC	95%	100% (Base NPV in millions)	105%
Price (4E basket)	12.55%	202.64	309.46	414.02

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Production volumes	12.55%	202.64	309.46	414.02
Operating cost	12.55%	383.30	309.46	234.39
WACC	12.55%	341.55	309.46	280.84
Capital expenditure	12.55%	323.19	309.46	295.74

10	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni Mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	2015	2014
Balance at beginning of year	29,272,118	27,296,481
Additions	25,684,322	32,891,360
Transfer to property, plant and equipment	(45,392,534)	(33,853,496)
Capitalisation of borrowing costs	766,579	3,183,868
Effect of translation	(1,132,508)	(246,095)

Balance at end of year	9,197,977	29,272,118

Capital work-in-progress is funded through cash generated from operations and available loan facilities (refer note 20).

11	OTHER INTANGIBLE ASSETS

Cost
Balance at beginning of year	2,485,100	2,504,882
Additions	—	—
Effect of translation	(272,990)	(19,782)

Balance at end of year	2,212,110	2,485,100

Accumulated amortisation and impairment losses
Balance at beginning of year	2,195,710	2,178,532
Amortisation for the year	34,383	34,862
Effect of translation	(244,978)	(17,684)

Balance at end of year	1,985,115	2,195,710

Carrying value	226,995	289,390

The intangible asset relates to the implementation of a SAP system throughout the Group during 2011. The asset is amortised on a straight line basis over ten years.

12	MINERAL PROPERTY INTERESTS

	2015	2014
Balance at beginning of year	7,339,706	7,612,443
Amortisation	(117,527)	(251,394)
Write-off*	—	(709,665)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Effect of translation	(263,322)	688,322

Balance at end of year	6,958,857	7,339,706

*	This relates to the write off of the cost of Paschaskraal and De Kamp remaining after the sale of the two farms. Refer to (i) below.

The Group’s mineral property interest consists of various early stage exploration projects as detailed below:

(i)	Ga-Phasha

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

As of July 1, 2009, the Boikgantsho joint venture agreements terminated and Boikgantsho Platinum Mine Proprietary Limited (“BPM”), a private company incorporated under the laws of South Africa, a wholly-owned subsidiary of Bokoni Holdco, acquired the interest in and assets relating to the Boikgantsho Project. On December 13, 2013, the Company sold the BPM mineral assets to RPM as part of the refinancing and restructuring plan of the Group.

(iv)	Kwanda

As of July 1, 2009, the Kwanda joint venture agreements terminated and Kwanda Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa, a wholly-owned subsidiary of Bokoni Holdco, acquired the interest in assets relating to the Kwanda Project. Atlatsa owns an effective 51% interest in this project. The Group received conversion to new order prospecting rights for the Kwanda North and Kwanda South properties.

(v)	Rietfontein

The Group has entered into an agreement (the “Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Limited (“Ivanplats”) relating to the Rietfontein property located on the Northern Limb of the BIC. Salient terms of the Agreement are as follows:

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

13	GOODWILL

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

	2015	2014
Balance at beginning of year	8,776,080	8,845,940
Impairment loss	(8,968,194)	—
Effect of translation	192,114	(69,860)

Balance at end of year	—	8,776,080

Goodwill arises principally because of the following factors:

•	The going concern value implicit in our ability to sustain and/or grow our business by increasing reserves and resource through new discoveries

•	The requirement to recognise deferred tax assets and liabilities for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination.

For impairment considerations, refer to notes 4 and 9. The goodwill relates to the acquisition of Bokoni Mine.

14	PLATINUM PRODUCERS’ ENVIRONMENTAL TRUST

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

	2015	2014
Balance at beginning of year	3,721,035	3,292,979
Contributions	301,318	358,912
Growth in environmental trust	118,127	101,475
Effect of translation	(454,835)	(32,331)

Balance at end of year	3,685,645	3,721,035

The non-current cash deposits are restricted in use as it is to be used exclusively for pollution control, rehabilitation and mine closure at the end of lives of the Group’s mines. Any shortfall is covered by guarantees issued by RPM.

15	INVENTORIES

Consumables	724,443	283,988
Stock pile	829,429	442,355

	1,553,872	726,343

16	TRADE AND OTHER RECEIVABLES

Financial assets
Trade receivables	—	9,863,567
Other trade receivables	4,926,455	4,466,106

	4,926,455	14,329,673
Non-financial assets
Prepayments	677,201	1,532,489
Lease debtor	2,058	2,312
Value added tax	1,017	3,875
Employee receivables	691,605	388,435

Total trade and other receivables	6,298,336	16,256,784

Trade receivables are non-interest bearing and are on terms of 90 days. The Group has one major customer with an outstanding account within

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

the agreed payment terms. As a result, no allowance for impairment losses has been recognised (2014: $nil).

17	CASH AND CASH EQUIVALENTS

	2015	2014
Bank balances	3,495,531	8,148,558

Cash at banks earns interest at floating rates based on daily bank deposit rates.

For the purposes of the statement of cash flows, cash and cash equivalents comprise only the above balances as the Group has no bank overdrafts.

18	RESTRICTED CASH

ESOP Trust	45,683	48,744

Restricted cash consist of cash and cash equivalents held by the Bokoni Platinum Mine Employee Share Ownership Plan (“ESOP”) Trust. The reserve is not available to finance the Group’s day-to-day operations and therefore has been excluded from cash and cash equivalents for purposes of the statement of cash flows.

During the year, there were no distributions to beneficiaries in terms of the trust deed (2014: $224,121 (ZAR2,184,412)).

19	SHARE CAPITAL

Authorised and issued

	Number of shares
	2015	2014
Common shares with no par value	554,421,806	554,288,473

The Company’s authorised share capital consists of an unlimited number of common shares without par value. In January 2014, the Convertible Preference shares were converted into common shares. A further 125,000,000 shares were issued as part of the restructuring transaction.

Share capital

Share capital	311,874,472	311,842,616
Share issue costs	(2,183,033)	(2,183,033)

	309,691,439	309,659,583

Treasury shares	4,991,726	4,991,726

Treasury shares relate to shares held by the ESOP Trust in Atlatsa, which is consolidated by the Group.

Share capital reconciliation

Opening balance at 1 January	311,842,616	311,842,616
Shares issued	31,856	—

Closing balance as at 31 December	311,874,472	311,842,616

$162.9 million (ZAR1.1 billion) was raised through share-settled financing with the issue of cumulative mandatory convertible “B” preference shares (“B Prefs”) to RPM and a subsidiary of Atlatsa Holdings to finance the 51% acquisition in Bokoni Holdco on July 1, 2009. The final effects of the share settled financing will result in RPM receiving a fixed number of 115.8 million common shares of Atlatsa and Atlatsa Holdings, Atlatsa’s controlling shareholder, receiving a fixed number of 111.6 million common shares. These preference shares are convertible upon the earlier of the date of receipt of a conversion notice from RPM and July 1, 2018. A dividend was to be declared on

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

the last business day immediately prior to the conversion date, in terms of a formula set out in the preference share subscription agreement.

On January 14, 2014, these shares were converted as a result of the Group’s refinancing plan. A dividend of $24.6 million (ZAR240.6 million) was declared on redemption at a Plateau level.

20	LOANS AND BORROWINGS

	2015	2014
RPM – Working Capital Facility (related party)	9,092,256	5,948,787
RPM – New Senior Debt Facility (related party)	127,745,462	124,453,505
RPM – POC Advance (related party)	35,952,642	—
Other	95,432	524,854

	172,885,792	130,927,146

Short-term portion of loans and borrowings
RPM – POC Advance	(35,952,642)	—
Other	(95,432)	(524,854)

Long-term portion of loans and borrowings	136,837,718	130,402,292

The carrying value of the Group’s loans and borrowings changed during the year as follows:

Balance at beginning of the year	130,927,146	187,016,588
Loans repaid – Other	(498,229)	(652,039)
Loan from RPM – New Senior Debt Facility	—	6,250,317
Loan repaid – New Senior Debt Facility	—	(74,782,500)
Loan from RPM – Working Capital Facility	3,477,500	2,526,305
Loan from RPM – Shareholder loan	2,825,282	6,005,206
Loan from RPM – POC Advance	40,389,454	—
Shareholder loan capitalised	(2,833,641)	(12,480,278)
Finance expenses accrued	19,646,355	17,039,491
Fair value gain on additional draw down of New Senior Debt Facility	—	(1,109,648)
AG8 adjustment on New Senior Debt Facility	314,840	3,233,584
Effect of translation	(21,362,915)	(2,119,880)

Balance at end of the year	172,885,792	130,927,146

The fair value adjustments of the consolidated facility and New Senior Debt facility and subsequent adjustments are made up of the following:

	2015	2014
Subsequent adjustments (refer note 28)	314,840	3,233,584

	314,840	3,233,584

The terms and conditions for the outstanding borrowings at December 31, 2015 are as follows:

(i)	RPM – New Senior Debt Facility

On May 5, 2014, Anglo Platinum’s Board of Directors authorised an amount of $14.3 million (R160 million) of accrued and unpaid interest to accrue above the facility limit of $138.7 million (R1,550 million) up to December 31, 2015.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

On December 9, 2015 the New Senior Facilities Agreement was amended and restated to increase the availability under the facility by $6.4 million (ZAR71.4 million). As at December 31, 2015, the facility under the New Senior Debt Facility is $145.1 million (ZAR1,621 million) (2014: $138.7 million (ZAR1,550 million)) (Refer note 2).

(ii)	RPM – Working Capital Facility

On December 13, 2013, Plateau and RPM entered into a Working Capital Facility whereby RPM will make a maximum of $2.7 million (ZAR30 million) per year available to Plateau during each of 2013, 2014 and 2015 for an aggregate facility of $8.1 million (ZAR90 million), including capitalised interest to fund Atlatsa’s corporate and administrative expenses through to 2015.

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $8.1 million (ZAR90 million) at any time. Atlatsa cannot pay any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility will be repayable in full by December 31, 2018. The Company was not entitled to the Working Capital Facility until, amongst other things, the conditions precedent to implement Phase Two had been met (which were only met on December 12, 2013).

Prior to implementation of Phase Two of the Restructure Plan and as an interim measure pursuant to closing of the Restructure Plan, the parties agreed to a Transaction Cost Loan Agreement, as signed and implemented on May 28, 2013. A facility of $2.0 million (ZAR22.5 million) was made available under this agreement. The additional facility of $9.8 million (ZAR110 million) under the Amendment Agreement, implemented on May 28, 2013 was inclusive of the $2.0 million (ZAR22.5 million) provided for under the Transaction Cost Loan Agreement.

As at September 30, 2013 a drawdown of $0.6 million (ZAR7 million) was made under the Transaction Cost Loan Agreement. On December 13, 2013 the $0.6 million (ZAR7 million) inclusive of interest was repaid from the draw down on the Working Capital Facility. Please refer to the going concern note for further information regarding the Working Capital Facility.

On May 25, 2015 the Working Capital facility was increased to $10.9 million (ZAR122 million). As at December 31, 2015 the outstanding contractual balance was $9.1 million (ZAR101,6 million). The amount available under the Working Capital Facility was $1.8 million (ZAR20.4 million).

(iii)	RPM – Shareholder loan

The treatment of this shareholder’s loan is to be decided by the Bokoni Holdco Board of Directors as per the Bokoni Holdco Shareholders Agreement. This loan bears no interest and no repayment terms. The loan was capitalised (debt repaid using proceeds of share subscription) on August 21, 2015.

(iv)	Other

This loan is between Plateau and the Deloitte Mining Shared Service Centre (“DMSSC”) relating to the financing of the SAP system (refer note 11). The loan bears interest at prime (9.75% at December 31, 2015) plus 2% (2014: 9.25% at December 31, 2014) and is payable in quarterly instalments starting March 31, 2011.

(v)	Security

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

(vi)	RPM – POC Advance

In addition to the other facilities provided, RPM agreed to fund the Bokoni Mine, pursuant to the Advance on Concentrate Revenue Agreement (the “POC Advance”), with an advance on the sale of concentrate revenue made to RPM pursuant to the Concentrate Agreement, at an interest rate of three-month JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014.

The Advance provided that RPM may advance funds to Bokoni up to an amount equal to the lower of 90% of an advance on revenue for the preceding two months and $36.2 million (ZAR360.0 million), provided that the amount advanced does not exceed the actual cash requirements for that month. The terms of the Advance were re-negotiated in March 2014 to permit RPM to advance funds to Bokoni up to an amount equal to the lower of 95% of an advance on revenue for the preceding two months and $47.7 million (ZAR475.0 million), provided that the amount

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

advanced does not exceed the actual cash requirements of Bokoni Mine for that month, and to extend the term of the Advance to March 30, 2015. In July 2014, the Advance was amended to extend the term of the agreement to December 31, 2015.

Drawdowns pursuant to the Advance of $74.5 million (ZAR832.2 million) were made against the concentrate revenue in Q4 2015, of which $48.6 million (ZAR542.8 million) was already recovered and $1.7 million (ZAR17.4 million) will be recovered as part of revenue received from RPM after the date hereof. RPM advanced additional funds (not supported by physical metal deliveries) on the purchase of concentrate agreement of $35.9 million (ZAR401,9 million) to secure short term funding until all conditions precedent on the Term Loan facility provided by RPM as discussed below, had been met and this facility could be utilized to fund the Bokoni operations (refer to note 2).

The Group’s debt is denominated in ZAR.

21	FINANCE LEASE LIABILITY

	2015	2014
Finance lease – Fermel	304,435	931,429
Finance lease – Atlas Copco	—	1,987,002

Total finance lease liability	304,435	2,918,431

Short-term portion of finance lease liability
Finance lease – Fermel	(304,435)	(647,552)
Finance lease – Atlas Copco	—	(1,987,002)

	(304,435)	(2,634,554)

Long-term portion of finance lease liability	—	283,877

The carrying value of the Group’s finance lease liability changed during the year as follows:

Balance at beginning of the year	2,918,431	—
Finance lease entered into – Fermel	—	1,150,869
Finance lease entered into – Atlas Copco	—	2,176,310
Lease repayment	(2,922,491)	(609,887)
Finance expenses accrued	346,064	241,794
Effect of translation	(37,569)	(40,655)

Balance at end of the year	304,435	2,918,431

The terms of the lease are as follows:

Interest rate	2% - 22.1%	2% - 22.1%
Lease term	13 months – 2 years	13 months – 2 years
Carrying amount of leased assets*	955,685	2,902,602

*	Included under Mining Development and Infrastructure (refer to note 9).

Bokoni entered into instalment sale agreements with Fermel Proprietary Limited (“Fermel”) and Atlas Copco South Africa Proprietary Limited (“Atlas Copco”) for the lease of equipment.

Ownership of the equipment leased from Fermel will be transferred to Bokoni when all amounts due in terms of the agreements have been paid. The Atlas Copco agreement provides for an option to purchase the equipment at the end of the lease term. Management did not exercise the option to purchase the machinery at the end of the lease term.

The finance lease liabilities are payable as follows:

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

2015	Less than one year	Between two and five years
Future minimum lease payments	318,634	—
Interest	(14,199)	—

Present value of minimum lease payments	304,435	—

2014	Less than one year	Between two and five years
Future minimum lease payments	2,980,622	299,828
Interest	(346,068)	(15,951)

Present value of minimum lease payments	2,634,554	283,877

22	DEFERRED TAX

Deferred tax liabilities and assets on the statement of financial position relate to the following:

	2015	2014
Deferred tax liabilities
Property plant and equipment (including capital work-in-progress)	76,642,072	189,131,819
Prepayments	30,341	380,003
Environmental trust fund contributions	831,319	849,541
Fair value gain on consolidated debt facility	8,172,196	19,077,880

Total deferred tax liability	85,630,928	209,439,243
Deferred tax assets
Provision for environmental liabilities	(3,855,532)	(3,740,035)
Unredeemed capital expenditure	(60,429,352)	(60,306,622)
Accrual for employee leave liabilities	(1,556,199)	(1,467,234)
Liability for share-based compensation	(46,163)	(309,186)
Calculated tax losses	(57,803,759)	(56,478,438)
Deferred tax asset not recognised	85,688,864	33,394,489
Foreign exchange losses	(3,869,872)	(2,695,622)
Other items	(2,946,995)	(1,091,704)

Total deferred tax asset	(44,819,008)	(92,694,352)

Net deferred tax liability	40,811,920	116,744,891

The movement in the net deferred tax liability recognised in the statement of financial position is as follows:

	2015	2014
Balance at beginning of year	116,744,891	124,519,382
Current year	(70,895,943)	(6,885,352)
Effect of translation	(5,037,028)	(889,139)

	40,811,920	116,744,891

As at December 31, the Group had not recognised the following net deferred tax assets:

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

	2015	2014
Deferred tax assets	85,688,864	33,394,489
The unrecognised temporary differences are:
Unredeemed capital expenditure	60,429,352	60,306,622
Tax losses	57,803,759	56,478,438
Other deductible temporary differences	(36,414,119)	(86,086,193)
Foreign exchange losses	3,869,872	2,695,622

	85,688,864	33,394,489

Deferred tax assets have not been recognised for the above temporary differences as it is not probable that the respective Group entities to which they relate will generate future taxable income against which to utilise the temporary differences.

Gross calculated tax losses expire as follows:

	2015	2014
2016-2019	(2,290,393)	(2,121,387)
Thereafter	(10,774,480)	(12,690,008)
Indefinitely	(194,310,327)	(187,955,270)

	(207,375,200)	(202,766,665)

23	PROVISIONS

Non-current provisions	2015	2014

Rehabilitation provision
Balance at beginning of the year	13,357,268	11,100,511
Capitalised to property, plant and equipment	(1,387,613)	975,833
Unwinding of interest	1,131,355	909,842
Recognised in profit or loss	2,368,031	491,405
Effect of translation	(1,699,285)	(120,323)

Balance at end of year	13,769,756	13,357,268

Future net obligations
Undiscounted rehabilitation cost	23,366,437	19,255,117
Amount invested in environmental trust fund (refer note 14)	(3,685,645)	(3,721,035)

Total future net obligation – Undiscounted	19,680,792	15,534,082

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

Key assumptions used in determining the provision:

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

	2015	2014
Discount period – Underground	23.5 years	24.5 years
Discount period – Opencast mine	2.5 years	9 years
South African discount rate (risk free rate)	9.63%	7.96%
South African inflation	5.50%	5.40%

The method used in the sensitivity analysis is to assume a change in basis points. The change in basis point is applied to one variable while the other variable remains constant.

Sensitivity – change in provision	Inflation rate (discount rate constant)	Inflation rate (discount rate constant)
1% increase	1,678,009	2,033,888
1% decrease	(1,388,698)	(1,596,887)

Sensitivity – change in provision	Discount rate (inflation rate constant)	Discount rate (inflation rate constant)
1% increase	(1,329,897)	(1,498,727)
1% decrease	1,625,049	1,915,785

24	TRADE AND OTHER PAYABLES

Financial liabilities
Trade payables	24,642,829	25,280,799
Other payables	3,625,492	6,444,466

	28,268,321	31,725,265
Non-financial liabilities
Payroll accruals	2,410,682	2,341,658
Leave liabilities	4,661,063	4,891,735
Share-appreciation rights	164,868	1,104,235
Lease accrual	37,871	42,681
Other accruals	69,755	87,697
Deferred income	873	454,561
Value added tax	945,055	1,022,968

Total trade and other payables	36,558,488	41,670,800

Trade and other payables are non-interest bearing and are normally settled on 30-day terms.

25	RESTRUCTURING PROVISION

Restructuring provision	10,679,595	—
Effect of translation	(1,173,161)	—

Balance at the end of the year	9,506,434	—

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

On the September 16, 2015 the Group announced the implementation of a Restructure Plan at Bokoni Mine as discussed in note 2.

Bokoni Mine remains in development with its key underground operations, Middelpunt Hill (UG2) and Brakfontein (Merensky), estimated to achieve steady state production by the fourth quarter of 2016 and by 2019, respectively. Given various operational and market related challenges experienced during the ramp up phase of the two operations, Bokoni Mine has had to ensure that its older, higher cost Merensky operations at the Vertical and UM2 shafts remained operational for longer than originally contemplated, a position which is no longer sustainable in light of limited available ore reserves remaining at these shaft operations and continued depressed Platinum Group Metal (“PGM”) prices.

To ensure the future sustainability of Bokoni Mine, the Company has had to implement an operational and financial restructure plan at Bokoni Mine (the “Restructure Plan”). The primary objective of the Restructure Plan is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

The Restructuring provision includes costs associated with a significant labour restructuring, legal, human resources and security related charges associated directly with the restructuring.

26	REVENUE

Revenue from mining operations by commodity:

	2015	2014	2013
Platinum	117,012,850	138,260,962	120,127,718
Palladium	47,796,554	51,141,257	38,233,831
Rhodium	9,719,897	11,367,006	8,404,880
Nickel	15,323,897	20,878,678	14,684,989
Other	15,837,724	15,742,911	14,170,034

Total revenue	205,690,922	237,390,814	195,621,452

Revenue consists of the sale of concentrate to RPM (a related party), net of VAT and trade discounts.

27	COST OF SALES

	2015	2014	2013
Cost of sales includes:
Labour	100,198,058	98,638,517	89,037,773
Stores	43,273,534	44,487,865	39,065,648
Power and compressed air	15,819,267	15,355,223	13,958,444
Contractors cost	34,154,489	41,453,468	29,155,947
Other costs	29,485,024	28,228,216	22,767,295
Inventory movement	(371,489)	(182,093)	422,723
Depreciation	38,015,327	36,777,006	39,368,466

Total cost of sales	260,574,210	264,758,202	233,776,296

28	FAIR VALUE GAIN

On December 13, 2013 Atlatsa and Anglo Platinum announced the completion of the Phase Two of the refinancing plan for the refinancing, recapitalisation and restructure of the Group. In terms of Phase Two of the refinancing plan, the New Senior Debt Facility between the Company as borrower, and RPM as lender, was amended to increase the total amount available, and this amount was utilised to repay the amounts owed to RPM under the Consolidated Debt Facility.

As a result of this debt consolidation and associated interest rate adjustment, the Company has recognised fair value gains and adjustments in accordance with IAS 39, Application Guidance 8 (“AG8 adjustments”) of $47.9 million (ZAR448.6 million) in its 2013 financial statements, representing the fair value difference between the Company’s new costs of borrowing under the New Senior Debt Facility compared to a market related cost of borrowing available to the Company. During 2015, RPM acquired additional shares in Bokoni Holdco for $2,833,641 (2014: $12,480,278; 2013: $199,179,381) as part of the refinancing plan.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

There was no fair value or AG8 adjustment attributable to non-controlling interests as their portion of the loan was capitalised.

2015	Through profit/loss (Owners of the Company)	Through profit/loss (Non- Controlling interest)	Total – through profit/loss	Directly in equity (Non- controlling interest)
AG8 adjustments on New Senior Debt Facility	314,480	—	314,840	—

	314,480	—	314,480	—

The AG8 adjustment relates to revised estimates of payments and receipts (cash flows) by the end of December 31, 2015 as compared to cash flows used in computing the fair value at December 31, 2014.

2014	Through profit/loss (Owners of the Company)	Through profit/loss (Non-Controlling interest)	Total – through profit/loss	Directly in equity (Non- controlling interest)
Fair value gain of drawdowns on the New Senior Debt Facility	(1,109,648)	—	(1,109,648)	—
AG8 adjustment on New Senior Debt Facility*	3,233,584	—	3,233,584	—

	2,123,936	—	2,123,936	—

The AG8 adjustment relates to revised estimates of payments and receipts (cash flows) by the end of December 31, 2014 as compared to cash flows used in computing the fair value at December 13, 2013.

29	OTHER EXPENSES

	2015	2014	2013
Components of other expenses:
Transaction costs	80,466	457,919	1,688,165
Impairment loss of property, plant and equipment and goodwill	337,064,465	—	—
Fair value loss and AG8 adjustments on loans and borrowings	314,480	2,123,936	—

	337,459,411	2,581,855	1,688,165

30	OTHER INCOME

Components of other income:
Realised foreign exchange gains	—	31,133	321,476
Profit on sale of assets	—	4,076	171,113,397
Rental income	19,209	—	—
Other fee income	105	—	—
Fair value gain and AG8 adjustments on loans and borrowings	—	—	47,999,163

	19,314	35,209	219,434,036

31	FINANCE INCOME

Financial assets at amortised cost
Platinum Producers’ Environmental Trust	118,127	101,475	78,427
Bank accounts	119,424	195,520	252,164

	237,551	296,995	330,591

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

32	FINANCE COSTS

Financial liabilities at amortised cost
Consolidated debt facility	—	—	55,837,155
New Senior Debt Facility	18,741,815	16,500,115	1,197,435
Working Capital Facility	848,518	448,351	15,328
Fermel – Instalment Sale Agreement	75,061	60,056	—
Atlas Copco – Instalment Sale Agreement	271,003	181,738	—
Transaction Cost Facility	—	—	20,223
Advance on Purchase of Concentrate revenue	3,525,271	1,261,697	17,454
Other	56,209	91,741	160,304

	23,517,877	18,543,698	57,247,899

Non-financial liabilities
Notional interest – rehabilitation provision	1,131,355	909,842	647,680

	1,131,355	909,842	647,680

Total finance costs before interest capitalised	24,649,232	19,453,540	57,895,579
Interest capitalised	(766,578)	(3,183,867)	(1,502,507)

Total finance costs	23,882,654	16,269,673	56,393,072

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation during the year is 14.11% (2014:13.72%, 2013:13.94%).

33	(LOSS)/PROFIT BEFORE INCOME TAX

(Loss)/profit before income tax as stated includes the following:

	2015	2014	2013
Operating lease expense – buildings	153,553	158,234	164,189
Share-based payment expense – equity settled	2,158,793	470,547	21,783
Share-based payment expense – cash settled	(919,021)	(2,180,491)	(837,758)
Depreciation and amortisation	38,019,826	36,742,616	39,785,169

34	INCOME TAX

SA normal taxation
Deferred tax – current year	(70,895,943)	(6,885,722)	(3,190,116)
Capital Gains Tax	—	—	7,043,536
Securities Transfer Tax	—	353,374	—

	(70,895,943)	(6,532,348)	3,853,420

Tax rate reconciliation
Statutory Canadian tax rate	(26.0%)	(26.0%)	25.75%
Non-deductable expenditure	0.42%	0.04%	0.07%
Impairment of assets	25.77%	—	—

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Depreciation on mineral rights	0.13%	3.87%	—
Transaction costs disallowed	—	0.21%	0.52%
Non-taxable income	(0.04%)	—	(45.03%)
Equity settled share based compensation	0.03%	0.22%	0.29%
Investment income not taxable	(0.01%)	(0.05%)	(0.02%)
Deferred tax assets not recognised	15.82%	4.32%	14.37%
Non-deductible deemed dividend (S8F)	—	3.02%	—
Securities Transfer Tax	—	(0.63%)	—
Capital gains tax	—	—	6.79%
Effect of rate differences	—	3.35%	0.98%

Effective taxation rate	16.12%	(11.65%)	3.72%

35	OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF INCOME TAX

Components of other comprehensive income:
Foreign currency translation differences for foreign operations	1,333,926	(2,088,318)	(27,068,629)

Other comprehensive income for the year, net of income tax	1,333,926	(2,088,318)	(27,068,629)

Attributable to:
Owners of the Company	(3,343,642)	(454,846)	(613,130)
Non-controlling interest*	4,677,568	(1,633,472)	(26,455,499)

	1,333,926	(2,088,318)	(27,068,629)

36	EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended December 31, 2015 was based on the loss attributable to owners of the Company of $167,068,900 (2014: loss of $24,609,398; 2013: loss of $199,492,438), and a weighted average number of common shares of 553,808,838 (2014: 541,956,940; 2013: 426,290,432).

At December 31, 2015 and 2014, share options were excluded in determining diluted weighted average number of common shares as all the options were significantly undervalued and were not exercised.

	2015	2014	2013

Issued common shares at January 1	554,288,473	201,888,473	201,888,473
Effect of shares issued	78,904	114,726,027	—
Treasury shares	(558,539)	(2,057,560)	(2,998,041)
“B” Preference shares converted to common shares	—	219,300,822	—
Convertible “B” Preference shares - issued on July 1, 2009	—	8,099,178	227,400,000

Weighted average number of common shares at December 31	553,808,838	541,956,940	426,290,432

The basic loss per share for the year ended December 31, 2015 was 30 cents (2014: loss of 5 cents; 2013: earnings of 47 cents).

The calculation of diluted earnings per share for the year ended December 31, 2015 was based on the loss attributable to owners of the Company of $167,068,900 (2014: loss of $24,609,398; 2013: loss of $199,492,438), and a weighted average number of common shares of 553,808,838 (2014: 541,956,940; 2013: 429,288,473).

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

At December 31, 2015 share options were excluded in determining diluted weighted average number of common shares as all the options were significantly undervalued and were not exercised.

Issued common shares at January 1	554,288,473	201,888,473	201,888,473
Effect of shares issued	78,904	114,726,027	—
Treasury shares	(558,539)	(2,057,560)	—
“B” Preference shares converted to common shares	—	219,300,822	—
Convertible “B” Preference shares - issued on July 1, 2009	—	8,099,178	227,400,000

Weighted average number of common shares at December 31	553,808,838	541,956,940	429,288,473

The diluted loss per share for the year ended December 31, 2015 was 30 cents (2014: loss of 5 cents; 2013: earnings of 46 cents).

37	CASH GENERATED FROM/(UTILISED BY) OPERATIONS

	2015	2014	2013
(Loss)/profit before income tax	(439,877,681)	(56,082,190)	103,722,697
Adjusted for:
Finance costs	23,882,654	16,269,673	56,393,072
Finance income	(237,551)	(296,995)	(330,591)
Non-cash items:
Depreciation and amortisation	38,019,826	36,742,616	39,785,169
Impairments of property, plant and equipment	337,064,465	—	—
Share-based compensation	2,158,793	479,905	799,726
Profit on disposal of property, plant and equipment	—	(4,076)	(170,402,784)
Fair value on drawdowns and AG8 Adjustments	314,840	2,123,936	(47,999,163)
Balance due on sale of mineral properties	—	—	3,103,227
Rehabilitation adjustment	2,368,031	491,405	(554,415)
Restructure costs	10,679,595	—	—
Write-off of investment in subsidiaries	417	1,047,935	—

Cash (utilised by)/generated from operations before ESOP transactions	(25,626,613)	772,209	(15,483,062)
ESOP cash transactions (restricted cash)	85,542	70,106	307,614

Cash (utilised by)/generated from operations before working capital changes	(25,541,071)	842,315	(15,175,448)
Working capital changes
Decrease/(increase) in trade and other receivables (i)	9,140,049	17,425,794	(32,914,115)
(Decrease)/increase in trade and other payables (ii)	(592,117)	(29,876,350)	56,906,061
(Increase)/decrease in inventories (iii)	(1,019,288)	(360,550)	307,756

Cash generated (utilised by)/from operations	(18,012,427)	(11,968,791)	9,124,254

(i)	Decrease/(increase) in trade and other receivables

	2015	2014	2013
Opening balance	16,256,784	33,782,099	3,272,400
Closing balance	(6,298,336)	(16,256,784)	(33,782,099)

Movement for the year	9,958,448	17,525,315	(30,509,699)
Effect of translation	(818,399)	(99,521)	(2,404,416)

	9,140,049	17,425,794	(32,914,115)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

(ii)	(Decrease)/increase in trade and other payables

Opening balance	(41,670,800)	(71,878,950)	(20,888,631)
Closing balance	36,558,488	41,670,800	71,878,950

Movement for the year	(5,112,312)	(30,208,150)	50,990,319
Effect of translation	4,520,195	331,800	5,915,742

	(592,117)	(29,876,350)	56,906,061

(iii)	(Increase)/decrease in inventories

Opening balance	726,343	373,698	769,447
Closing balance	(1,553,872)	(726,343)	(373,698)

Movement for the year	(827,529)	(352,645)	395,749
Effect of translation	(191,759)	(7,905)	(87,993)

	(1,019,288)	(360,550)	307,756

38	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO (the Group’s chief operating decision maker) reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine - Mining of PGM’s.

•	Projects - Mining exploration in Kwanda exploration projects. Please refer to Note 12 for the sale of mineral rights.

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

	December 31, 2015			December 31, 2014
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
Revenue	205,690,922	—	205,690,922	237,390,814	—	237,390,814
Cost of sales	(257,810,562)	—	(257,810,562)	(263,620,401)	—	(263,620,401)	(i)
Impairment loss	(351,695,167)	—	(351,695,167)	—	—	—	(ii)
EBITDA	(390,248,096)	—	(390,248,096)	1,975,419	(20,169)	1,955,250	(iii)
(Loss)/profit before income tax	(430,328,407)	—	(430,328,407)	(35,897,142)	(5,751)	(35,902,893)	(iv)
Income tax expense	—	—	—	—	—	—	(v)
Depreciation and amortisation	(35,251,680)	—	(35,251,680)	(35,639,205)	—	(35,639,205)	(vi)
Finance income	230,082	—	230,082	271,001	—	271,001	(vii)
Finance costs	(5,058,712)	—	(5,058,712)	(2,504,358)	—	(2,504,358)	(viii)
Total assets	320,862,265	3,586	320,865,851	734,753,789	3,038,554	737,792,343	(ix)
Additions to non-current assets	25,684,322	—	25,684,322	35,067,670	—	35,067,670	(x)
Total liabilities	95,711,611	31,872	95,743,483	(57,325,100)	(981,997)	(58,307,097)	(xi)

Reconciliations of reportable segment cost of sales, EBITDA, profit or loss before income tax, income tax expense, depreciation, finance income, finance costs, assets, addition to non-current assets and liabilities:

	2015	2014	2013
(i) Cost of sales
Total cost of sales for reportable segments	(257,810,562)	(263,620,401)	(234,860,426)
Corporate and consolidation adjustments	(2,763,648)	(1,137,801)	1,084,128

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Consolidated cost of sales	(260,574,210)	(264,758,202)	(233,776,298)

(ii) Impairment loss
Total cost of sales for reportable segments	(351,695,167)	—	—
Corporate and consolidation adjustments	14,630,702	—	—

Consolidated cost of sales	(337,064,465)	—	—

(iii) EBITDA
Total EBITDA for reportable segments	(390,248,096)	1,955,250	99,153,458
Net finance costs	(4,828,631)	(2,233,356)	(25,449,376)
Depreciation and amortisation	(35,251,680)	(35,639,205)	(39,949,245)
Corporate and consolidation adjustments	(9,549,274)	(20,164,879)	69,967,860

Consolidated (loss)/profit before income tax	(439,877,681)	(56,082,190)	103,722,697

(iv) (Loss)/profit before income tax

(Loss)/profit before tax for reportable segments	(430,328,407)	(35,902,893)	35,034,227
Corporate and consolidation adjustments	(9,549,274)	(20,179,297)	68,688,470

Consolidated (loss)/profit before income tax	(439,877,681)	(56,082,190)	103,722,697

(v) Income tax expense

Income tax expense for reportable segments	—	—	6,903,122
Corporate and consolidation adjustments	70,895,943	6,532,348	(3,049,702)

Consolidated income tax expense	70,895,943	6,532,348	3,853,420

(vi) Depreciation and amortisation

	2015	2014	2013
Depreciation and amortisation for reportable segments	(35,251,680)	(35,639,205)	(38,949,245)
Corporate and consolidation adjustments	(2,768,146)	(1,103,411)	(835,924)

Consolidated depreciation and amortisation	(38,019,826)	(36,742,616)	(39,785,169)

(vii) Finance income

Finance income for reportable segments	230,082	271,001	279,389
Corporate and consolidation adjustments	7,469	25,994	51,202

Consolidated finance income	237,551	296,995	330,591

(viii) Finance costs

Finance costs for reportable segments	(5,058,712)	(2,504,358)	(25,449,376)
Corporate and consolidation adjustments	(18,823,942)	(13,765,315)	(30,943,696)

Consolidated finance costs	(23,882,654)	(16,269,673)	(56,393,072)

(ix) Total assets

Assets for reportable segments	320,865,851	737,792,343	766,906,453
Corporate and consolidation adjustments	5,521,671	(16,967,732)	6,722,956

Consolidated assets	326,387,522	720,824,611	773,629,409

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

(x) Additions to non-current assets

Additions to non-current assets for reportable segments	25,684,322	35,067,670	51,265,558
Corporate and consolidation adjustments	6,005	1,335	—

Consolidated additions to non-current assets	25,690,327	35,069,005	51,265,558

(xi) Total liabilities
Liabilities for reportable segments	(95,743,483)	(58,307,097)	(101,809,455)
Corporate and consolidation adjustments	(178,093,342)	(247,311,439)	(292,705,976)

Consolidated liabilities	(273,836,825)	(305,618,536)	(394,515,431)

39	SHARE-BASED PAYMENTS

39.1	Equity-settled

39.1.1	Stock options

The Group has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 55,442,181 (2014: 55,428,847) common shares. As at December 31, 2015, 8,962,047 options were outstanding and 8,579,030 options remained available to be granted. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted. The continuity of share purchase options is as follows:

	Weighted average exercise price	Number of options	Contractual weighted average remaining life (years)
Balance – December 31, 2013	$0.93	5,110,000	2.24
Granted	$0.39	5,142,882
Exercised	—	—
Cancelled	—	—
Expired	$0.96	(550,000)

Balance – December 31, 2014	$0.64	9,702,882	6.03
Granted	—	—
Exercised	—	—
Cancelled	$0.42	(740,835)
Expired	—	—

Balance – December 31, 2015	$0.66	8,962,047	4.78

Options outstanding and exercisable at December 31, 2015 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
November 30, 2016	$0.84	4,010,000	4,010,000	0.92
May 1, 2017	$1.61	500,000	500,000	1.33
August 19, 2024	$0.39	4,452,047	2,274,919	8.64

Total		8,962,047	6,784,919

Weighted average exercise price		$0.66	$ 0.66

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

The exercise prices of all share purchase options granted during the year were equal to or greater than the market price at the grant date. Using the Black-Scholes option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the statement of changes in equity.

The share-based payments expense recognised during the year ended December 31, 2015 was $310,132 (2014: $370,891; 2013: $21,783). The assumptions used to estimate the fair value of options granted during the year were:

	2015	2014	2013
Risk- free interest rate	6.10% - 7.86%	6.10% – 7.86%	2.8%
Option term	0.5 – 8 years	0. 5 - 8 years	5 – 7 years
Volatility	60%	60%	83%
Forfeiture rate	0%	0%	0%
Expected dividends	Nil	Nil	Nil

The volatility of the shares was calculated over the expected life of the option. Volatility was calculated by using available historical information on the share price for Atlatsa equal to the expected life of the scheme.

The risk free rate for periods within the contractual term of the share right is based on the Government of Canada benchmark bond yield.

39.1.2	Conditional Share Units – Plateau (“CSUs”)

On August 20, 2014, the Company awarded 9,004,500 CSUs to eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. These CSUs will vest on December 31, 2016 after the Company’s Average Total Shareholder Return (“TSR”) for the 2014, 2015 and 2016 years are assessed when compared to five specified peer comparator companies. On May 28, 2015, the Company awarded 26,274,800 CSUs to eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. These CSUs will vest on December 31, 2017 after the Company’s TSR for the 2015, 2016 and 2017 years are assessed when compared to five specified peer comparator companies.

The CSUs will vest based on the following ranking in relation to the TSR:

Ranking of Atlatsa to peer comparator companies	% of shares to vest
First	100
Second	90
Third	60
Fourth	40
Fifth or below	0

The Monte Carlo simulation was used to simulate the future share prices by applying Geometric Brownian motion, dividends and expected vesting percentages. The performance of Atlatsa and the peer comparator companies was done at each entity’s reporting date. The final value of the schemes was calculated as the expected share price on December 31, 2016 and December 31, 2017 respectively, multiplied by the expected vesting percentage, plus expected dividends (or the dividends converted to the appropriate number of additional shares) during the vesting period, discounted to the valuation date (August 20, 2014 and May 28, 2015). The inputs and assumptions used in the valuation are described below:

	2015	2014	2013
Share price at grant date	ZAR1.45	ZAR3.60	—
Expected vesting percentage	33.94%	24%	—
Volatility	29% - 85%	25% - 60%	—
Risk-free interest rate (NACC)	5.94% - 7.20%	6.09% - 6.68%	—
Expected dividend and dividend yield	0.00% - 1.77%	0.00% - 2.72%	—
Correlation	(5%) – 100%	(1%) - 100%	—

The share-based payment expense recognised during the period was $1,653,341 (2014: $0).

39.1.3	Share Appreciation Rights – Plateau (“SARs”)

The Group currently has a scheme in place to award SARs to recognise the contributions of senior staff to the Group’s financial position and performance and to retain key employees. These SARs are linked to the share price of the Group on the JSE and are not settled in cash on the

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

exercise date. On May 28, 2015, the Company awarded 2,887,070 SARs to eligible employees of Plateau.

The 5 day volume weighted share price as at vesting date of December 31, 2017, shall have increased from grant date to the vesting date by a percentage that exceeds the movement in the consumer price index (“CPI”) over the same period. Should the vesting condition be met, all the SARs will vest.

For the Atlatsa SARs, the Black-Scholes option pricing model was used to value the share units, this is since the vesting and the vesting date and expiry date are on the same date. The SARs do not entitle the participant to any rights with respect to voting or dividends.

The assumptions used to estimate the fair value of the SARS granted during the year were:

	2015	2014	2013
South African risk-free rate	5.94% - 7.20%	—	—
CPI on grant date	111.41	—	—
CPI on vesting date	131.27	—	—
Increase in CPI	117.82%	—	—
Volatility	85%	—	—
VWAP	ZAR1.45	—	—
Expected dividends	Nil	—	—

The volatility of the shares was calculated with the equally weighted standard approach of calculating volatility by using available historical information on the share price for Atlatsa equal to the term to maturity of the scheme.

The risk free rates were obtained from the bootstrapped zero coupon perfect fit swap curve as at December 31, 2015, sourced from the Bond Exchange of South Africa.

The following CPI linked bonds traded on the Johannesburg Stock Exchange (“JSE”) were used to forecast CPI on the valuation date: R189, R197, R202, R210 and R211.

The share-based payment expense recognised during the period was $52,873 (2014: $0).

39.1.4	Restricted Share Units - Plateau (“RSUs”)

On November 06, 2014, the Company awarded 133,333 RSUs to eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date for each unit held. These RSUs vested on May 31, 2015.

The share-based expense recognised during the period was $21,590 (2014: $9,358).

39.1.5	Bokoni Platinum Mine ESOP trust

Prior to the acquisition of Bokoni on July 1, 2009, certain employees of Bokoni were part of the Anglo Group Employee Empowerment Scheme (“Kotula Scheme”). When Atlatsa acquired Bokoni, Anglo Platinum and Atlatsa replaced the Kotula Scheme with the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”), which has similar participation benefits to the Kotula Scheme.

The purpose of the ESOP Trust scheme is to incentivize and retain employees, promote BEE and increase broad-based and effective participation in the equity of Atlatsa by historically disadvantaged persons. The ESOP Trust holds and utilises ordinary shares in Atlatsa (refer note 19) for the benefit of the beneficiaries.

Any units that the employees held in the Kotula Scheme were exchanged into units in the ESOP Trust at a ratio of 15 units in the ESOP Trust for every Kotula unit held. The remaining units in the ESOP Trust are allocated to the employees in five equal annual installments beginning March 31, 2010 and for the next four years thereafter. Employees received an equal allocation of units. Any units held by a beneficiary that are forfeited shall be added back to the number of unallocated units available for future allocation.

The ESOP Trust shall dispose of the shares held in Atlatsa to the beneficiaries as follows:

•	One third vested in proportion to the beneficiaries units on May 16, 2013;

•	Half of the remaining balance of ordinary shares will vest in proportion to their interest on May 16, 2014; and

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

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

At December 31, the following units were allocated:

	2015	2014	2013
Total units available for allocation	70,000,000	70,000,000	70,000,000
Allocation July 1, 2009	(20,078,634)	(20,078,634)	(20,078,634)
Allocation March 31, 2010	(10,282,759)	(10,282,759)	(10,282,759)
Allocation March 31, 2011	(10,666,586)	(10,666,586)	(10,666,586)
Allocation March 31, 2012	(11,081,905)	(11,081,905)	(11,081,905)
Allocation March 31, 2013	(11,081,905)	(11,081,905)	(11,081,905)
Allocation March 31, 2014*	(6,808,211)	(12,444,929)	—

Total units available for allocation at December 31, 2015	—	(5,636,718)	6,808,211

*	The over allocation in 2014 was due to units forfeited being re-allocated again.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Units forfeited	277,759	819,158	1,378,332

South African risk free rate	7.95%	7.95%	6.4%

Forfeiture rate	5.0%	5.0%	5%

Expected dividends	Nil	Nil	Nil

Exercise price	Nil	Nil	Nil
Share price at grant date (ZAR)	N/A	5.05	8.00

The share-based payment expense recognised during the year ended December 31, 2015 was $120,857 (2014: $99,656;

2013: $955,704).

On May 16, 2015 all ordinary distribution shares vested. The ESOP trustees agreed to purchase the distribution shares of all active employees as at June 12, 2015 at a share price of ZAR2,65 per share. That represented a 54% premium to the current market price. A total pre-tax amount of ZAR12.0 million was distributed to beneficiaries. The shares remain in the custody of the ESOP trust.

Atlatsa recognises the value added by employee beneficiaries at Bokoni Mine and has agreed that it is in the best interest of the mine and its stakeholders for employees to remain as long term shareholders of Bokoni mine. It has been agreed that Bokoni Mine will establish a special purpose trust for the future benefit of Bokoni Mine employees. The shares in custody will be transferred to the special purpose trust. As at December 31, 2015 the special purpose trust had not yet been formed.

39.2	Cash-settled

39.2.1	Share Appreciation Rights – Bokoni Platinum Mine (“SARs”)

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

Vested shares	12,041,118	6,266,993	1,647,770

Share appreciation rights granted	56,940,429	21,851,994	15,166,658

Vesting year of unvested share appreciation rights:

Within one year	10,249,944	8,187,001	5,558,728
One to two years	10,329,567	3,774,000	7,048,597
Two to three years	24,319,800	3,624,000	2,559,333

Total number of shares unvested	44,899,311	15,585,001	15,166,658

The movement, recognised in profit and loss, for the SARs provision is calculated as an income for the year ended December 31, 2015 of $919,021 (2014: $2,189,849 expense, 2013: $4,188,348 income).

The assumptions used to estimate the fair value of the SARS granted during the year were:

	2015	2014	2013
South African risk-free rate	6.38% - 8.63%	5.95% - 7.32%	5.0% - 7.3%
Volatility	70%	65%	88% - 113%

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Share Price	ZAR0.49	ZAR2.30	ZAR5.73
Weighted average exercise price	ZAR1.16	ZAR1.49	ZAR1.93
Forfeiture rate	0%	0%	0%
Expected dividends	Nil	Nil	Nil

The only vesting condition for the scheme is that the employees should be in the employment of the Group at the time of vesting.

The volatility of the shares was calculated with the equally weighted standard approach of calculating volatility by using available historical information on the share price for Atlatsa equal to the term to maturity of the scheme.

The risk free rates were obtained from the bootstrapped zero coupon perfect fit swap curve as at December 31, 2015, sourced from the Bond Exchange of South Africa.

40	CONTINGENT LIABILITIES

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

Litigation claims

There are pending litigation claims at year end to which Bokoni Mine is a defendant. The possible obligation amounts to $481,135.

41	RELATED PARTIES

Relationships

Related party	Nature of relationship

RPM	The Group concluded a number of shared services agreements between Bokoni and RPM, a wholly owned subsidiary of Anglo Platinum and a 49% shareholder in Bokoni Holdco. Pursuant to the terms of various shared services agreements, the Anglo Platinum group of companies will continue to provide certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo Platinum group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services. RPM also provides debt funding to the Group and purchases all of the Group’s PGM concentrate.

Atlatsa Holdings	Atlatsa Holdings is the Company’s controlling shareholder.

Key management	All directors directly involved in the Atlatsa Group and certain members of top management at Bokoni and Plateau.

Related party balances

		2015	2014
RPM	Loans and borrowings (refer note 20)	(172,790,360)	(130,402,292)
	Trade and other payables	(14,536,337)	(16,493,972)
	Trade and other receivables	2,594,530	12,636,881

Related party transactions

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

RPM	Revenue (refer note 26 )	205,690,922	(237,390,814)
	Finance expense (before interest capitalised)	23,115,604	18,210,163
	Administration expenses	8,086930	5,030,864
	Purchases	38,775,936	49,097,952
	Costs capitalised to capital work-in-progress	4,770,046	7,974,873

Key Management Compensation

	2015	2014	2013
Remuneration for executive directors and key management
- Salaries	3,447,281	3,330,699	3,414,860
- Short-term benefits	1,217,170	2,365,772	1,655,880
- Share options	—	—	21,783
- Share-based payments	21,590	23,216	837,758
- Remuneration for non-executives	334,997	444,665	348,408
- Retrenchment costs	54,461	—	—

Total key management compensation	5,075,499	6,164,352	6,278,689

42	COMMITMENTS

	2015	2014
Contracted for	5,811,870	6,478,886
Not yet contracted for	4,755,473	4,959,265

Authorised capital expenditure	10,567,343	11,438,151

The committed expenditures relate to property, plant and equipment and will be funded through cash generated from operations and available loan facilities.

43	EVENTS AFTER THE REPORTING DATE

There were no events of a material nature that have occurred between the reporting date and the date of this report.

44	EMPLOYEE COSTS

Employee costs included in profit/(loss) for the year are as follows:

	2015	2014	2013
Salaries and wages and other benefits	102,991,364	101,276,362	91,766,785
Retirement benefit costs	370,995	334,483	315,949
Medical aid contributions	12,881	13,664	12,939
Employment termination cost	4,246,124	—	—
Share-based payments – equity-settled	120,857	99,656	799,056
Share-based payments – cash-settled	808,782	(2,180,491)	837,758

Total employee costs	108,551,003	99,543,674	93,732,487

45	GROUP ENTITIES

The following are the shareholdings of the Company in the various group entities:

Company	Country of Incorporation	2015	2014
N1C Resources Incorporation	Cayman Islands	100%	100%
N2C Resources Incorporation *	Cayman Islands	100%	100%

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Plateau Resources Proprietary Limited *	South Africa	100%	100%
Bokoni Holdings Proprietary Limited *	South Africa	51%	51%
Bokoni Mine Proprietary Limited *	South Africa	51%	51%
Boikgantsho Proprietary Limited *	South Africa	51%	51%
Kwanda Proprietary Limited *	South Africa	51%	51%
Ga-Phasha Proprietary Limited *	South Africa	51%	51%
Lebowa Platinum Mine Limited * #	South Africa	51%	51%

The following are the structured entities in the group:

Bokoni Platinum Mine ESOP trust**	South Africa	Consolidated structured entity	Consolidated structured entity
Bokoni Rehabilitation Trust***	South Africa	Consolidated structured entity	Consolidated structured entity
Bokoni Platinum Mine Community Trust****	South Africa	Unconsolidated structured entity	Unconsolidated structured entity

*	Indirectly held.
#	These entities are dormant.
**	The Atlatsa group provided the funding through Bokoni Mine to construct the trust and purchase shares in Atlatsa, but is not required to provide any further financial support to this entity. The purpose of the Trust is to facilitate a share-based payment arrangement on behalf of the group. Atlatsa has the right to appoint one trustee, who has the right to reject any decision made by the other trustees. Atlatsa therefore has power of the trust.
***	Atlatsa Group has power over the trust, as the sole trustee is a director of Atlatsa. All the cash resources kept by the trust is on behalf of Atlatsa, to be later utilised against any rehabilitation and decommissioning incurred.
****	As per the requirements of IFRS 10, we have considered the purpose and objective of the trust, and the Group has concluded that the power over the investee, exposure or rights to variable returns and the ability to use its power over the investee to affect the amount of the investor’s return does not reside with Atlatsa. This is due to Atlatsa having the right to appoint one trustee of the trust, but do not have the deciding vote, Atlatsa has no interest in/or power over the operations of the trust. The Atlatsa group is also not required to provide any financial support to the trust.

46	NON-CONTROLLING INTEREST

The only non-controlling interest is the 49% shareholding of RPM in Bokoni Holdco (please refer to organogram). Bokoni Holdco owns the Group’s various mineral property interests and operations are conducted in the Republic of South Africa in the Bushveld Complex.

Non-controlling interest roll forward	Note	2015	2014
Balance beginning of year		184,133,904	198,227,542
Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	28	2,833,641	12,480,278
Loss for the year		(201,912,838)	(24,940,444)
Total other comprehensive income for the year	35	4,677,568	(1,633,472)

Balance at end of year		(10,267,725)	184,133,904

The following is summarised financial information for the Bokoni Holdco subgroup, prepared in accordance with IFRS.

Non-current assets	447,318,399	957,013,938
Current assets	11,666,534	25,194,819
Non-current liabilities	(13,769,756)	(13,641,146)
Current liabilities	(81,976,291)	(43,722,494)

Net assets	(363,238,886)	924,845,117

Revenue	205,690,922	237,390,814

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Total comprehensive income (*)	(435,665,912)	(50,898,865)

Cash flows from operating activities	(20,623,357)	(9,208,777)
Cash flows from investment activities	(25,985,639)	(34,979,248)
Cash flows from financing activities	42,699,462	12,634,923
Effect of translation	429,465	433,507

Net increase in cash and cash equivalents	(3,480,069)	(31,119,595)

*	As Bokoni Holdco has no other comprehensive income, total comprehensive income is therefore equal to the loss for the year.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

GROUP ORGANOGRAM

*	Black Economic Empowerment.
**	ESOP Trust is consolidated into the Company.
#	Dormant from December 13, 2013.
^	Bokoni Rehabilitation Trust is consolidated into Bokoni.

ITEM 19 EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.	Articles of the Company. (1)

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. (2)

4.02	Share Exchange Agreement between Pelawan and Atlatsa dated January 21, 2004. (2)

4.03	Shareholders Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of September 19, 2004. (3)

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006. (4)

4.05	The Settlement Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of December 28, 2006. (4)

4.06	Amending Agreement between Pelawan, Atlatsa and the Pelawan Trust, dated as of December 20, 2007. (6)

4.07	Sale of Concentrate Agreement between RPM and Bokoni Mine, dated December 21, 2007. (6)

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009. (6)

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009. (6)

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine Proprietary Limited, dated March 28, 2008, as amended on May 13, 2009. (6)

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine Proprietary Limited (formerly Richtrau No. 207 Proprietary Limited), dated March 28, 2008, as amended on May 13, 2009. (6)

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 Proprietary Ltd dated March 28, 2008. (6)

4.14	Umbrella Services Agreement amongst Anglo Platinum, Atlatsa and Holdco, dated March 28, 2008. (6)

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008. (6)

4.16	Atlatsa Shareholders Agreement among Atlatsa Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009. (6)

4.17	Exchange Agreement among Atlatsa, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009. (6)

4.18	Global Intercreditor Agreement between Atlatsa, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, Rustenburg Platinum Mines Limited, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated June 12, 2009. (6)

4.19	Senior Term Loan Facilities Agreement dated June 12, 2009 between Plateau, Standard Chartered Bank and Micawber 634 (Pty) Limited. (6)

4.20	Standby Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.21	RPM Funding Loan Agreement between Rustenburg Platinum Mines Limited and Holdco dated June 12, 2009. (6)

4.22	RPM Plateau A Preference Share Subscription Agreement between Plateau, N2C Resources Inc. and Rustenburg Platinum Mines dated June 12, 2009. (6)

4.23	Plateau Funding Loan Agreement between Plateau and Holdco dated June 12, 2009. (6)

4.24	Operating Cash Flow Shortfall Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.25	Opco Funding Loan Agreement between Holdco and Richtrau No. 177 (Pty) Limited dated June 12, 2009. (6)

4.26	Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Atlatsa, Plateau and Rustenburg Platinum Mines Limited dated June 26, 2009. (6)

4.27	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Atlatsa dated June 12, 2009. (6)

4.28	Amendment Agreement among Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated May 28, 2013. (8)

4.29	Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013. (9)

4.30	Amended and Restated Sale of Assets Agreement between Rustenburg Platinum Mines Limited and Boikgantsho Platinum Mine Proprietary Limited dated November 15, 2013. (9)

4.31	Amended and Restated Sale of a Portion of a Mining Right Agreement between RPM and Ga-Phasha Platinum Mine Proprietary Limited dated November 15, 2013. (9)

4.32	Amended and Restated Global Intercreditor Agreement among Atlatsa, Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Tumelo Motsisi and Ansa Chris Harold Motaung dated March 27, 2013. (9)

4.33	Amended and Restated Holdco Shareholders’ Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited and Bokoni Platinum Holdings Proprietary Limited dated March 27, 2013. (9)

4.34	Implementation Agreement between Atlatsa Resources Corporation, Camipath Proprietary Limited, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Ga-Phasha Platinum Mine Proprietary Limited, Boikgantsho Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Investments Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated March 27, 2013. (9)

4.35	RPM Funding Common Terms Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Atlatsa Resources Corporation and certain others dated March 27, 2013. (9)

4.36	Amended and Restated Subscription Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited and Atlatsa Resources Corporation dated November 15, 2013. (9)

4.37	Senior Term Loan and Revolving Facilities Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited and Micawber 603 (RF) Proprietary Limited dated March 27, 2013. (9)

4.38	Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013. (9)

4.39	Working Capital Facility Agreement between Rustenburg Platinum Mines Limited and Plateau Resources Proprietary Limited dated March 27, 2013. (9)

4.40	Amendment and Interim Implementation Agreement between Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated September 26, 2012. (9)

4.41	First Amendment And Restatement Agreement To The Senior Facilities Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, N2C Resources Inc., N1C Resources Inc., Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mines Proprietary Limited, Atlatsa Resources Corporation, Micawber 603 Proprietary Limited, Micawber 634 Proprietary Limited relating to the Amended and Restated Senior Facilities Agreement dated December 9, 2015. *

4.42	Facility Agreement – R334 000 000 Term Loan Facility provided by Rustenburg Platinum Mines Limited as Lender and Plateau Resources Proprietary Limited as Borrower dated December 9, 2015. *

4.43	First Amendment and Restated Agreement to the Working Capital Facility Agreement between Rustenburg Platinum Mines Limited as Lender and Plateau Resources Proprietary Limited as Borrower and Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mines Proprietary Limited, Atlatsa Resources Corporation dated May 21, 2015. *

8.1	List of Subsidiaries. (7)

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

15.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2015. (10)

Notes:

*	Filed herewith
(1)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2000.
(2)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2003.
(3)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2004.
(4)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2006.
(6)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2008.
(7)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2010.
(8)	Incorporated by reference to Atlatsa’s report on Form 6-K, furnished to the Commission on September 20, 2013.
(9)	Incorporated by reference to Atlatsa’s report on Form 20-F for the year ended December 31, 2014.
(10)	Incorporated by reference to Atlatsa’s report on Form 6-K, furnished to the Commission on March 30, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATLATSA RESOURCES CORPORATION

DATED: March 30, 2016	By:	/s/ Boipelo Lekubo
Boipelo Lekubo
Chief Financial Officer

INDEX TO EXHIBITS

1.	Articles of the Company. (1)

4.01	Joint Venture Agreement between PPL and Plateau dated November 25, 2003. (2)

4.02	Share Exchange Agreement between Pelawan and Atlatsa dated January 21, 2004. (2)

4.03	Shareholders Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of September 19, 2004. (3)

4.04	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on October 31, 2006. (4)

4.05	The Settlement Agreement between Pelawan, Atlatsa and the Pelawan Trust made as of December 28, 2006. (4)

4.06	Amending Agreement between Pelawan, Atlatsa and the Pelawan Trust, dated as of December 20, 2007. (6)

4.07	Sale of Concentrate Agreement between RPM and Bokoni Mine, dated December 21, 2007. (6)

4.09	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009. (6)

4.10	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009. (6)

4.11	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine Proprietary Limited, dated March 28, 2008, as amended on May 13, 2009. (6)

4.12	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine Proprietary Limited (formerly Richtrau No. 207 Proprietary Limited), dated March 28, 2008, as amended on May 13, 2009. (6)

4.13	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 Proprietary Ltd dated March 28, 2008. (6)

4.14	Umbrella Services Agreement amongst Anglo Platinum, Atlatsa and Holdco, dated March 28, 2008. (6)

4.15	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on November 23, 2008. (6)

4.16	Atlatsa Shareholders Agreement among Atlatsa Resources Corporation and Pelawan Investments and the Pelawan Trust dated June 12, 2009. (6)

4.17	Exchange Agreement among Atlatsa, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009. (6)

4.18	Global Intercreditor Agreement between Atlatsa, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, Rustenburg Platinum Mines Limited, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated June 12, 2009. (6)

4.19	Senior Term Loan Facilities Agreement dated June 12, 2009 between Plateau, Standard Chartered Bank and Micawber 634 (Pty) Limited. (6)

4.20	Standby Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.21	RPM Funding Loan Agreement between Rustenburg Platinum Mines Limited and Holdco dated June 12, 2009. (6)

4.22	RPM Plateau A Preference Share Subscription Agreement between Plateau, N2C Resources Inc. and Rustenburg Platinum Mines dated June 12, 2009. (6)

4.23	Plateau Funding Loan Agreement between Plateau and Holdco dated June 12, 2009. (6)

4.24	Operating Cash Flow Shortfall Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated June 12, 2009. (6)

4.25	Opco Funding Loan Agreement between Holdco and Richtrau No. 177 (Pty) Limited dated June 12, 2009. (6)

4.26	Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Atlatsa, Plateau and Rustenburg Platinum Mines Limited dated June 26, 2009. (6)

4.27	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Atlatsa dated June 12, 2009. (6)

4.28	Amendment Agreement among Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated May 28, 2013. (8)

4.29	Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013. (9)

4.30	Amended and Restated Sale of Assets Agreement between Rustenburg Platinum Mines Limited and Boikgantsho Platinum Mine Proprietary Limited dated November 15, 2013. (9)

4.31	Amended and Restated Sale of a Portion of a Mining Right Agreement between RPM and Ga-Phasha Platinum Mine Proprietary Limited dated November 15, 2013. (9)

4.32	Amended and Restated Global Intercreditor Agreement among Atlatsa, Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Tumelo Motsisi and Ansa Chris Harold Motaung dated March 27, 2013. (9)

4.33	Amended and Restated Holdco Shareholders’ Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited and Bokoni Platinum Holdings Proprietary Limited dated March 27, 2013. (9)

4.34	Implementation Agreement between Atlatsa Resources Corporation, Camipath Proprietary Limited, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Ga-Phasha Platinum Mine Proprietary Limited,

Boikgantsho Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Investments Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated March 27, 2013. (9)

4.35	RPM Funding Common Terms Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Pelawan Finance SPV Proprietary Limited, Atlatsa Resources Corporation and certain others dated March 27, 2013. (9)

4.36	Amended and Restated Subscription Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited and Atlatsa Resources Corporation dated November 15, 2013. (9)

4.37	Senior Term Loan and Revolving Facilities Agreement between Plateau Resources Proprietary Limited, Rustenburg Platinum Mines Limited, Micawber 634 (RF) Proprietary Limited and Micawber 603 (RF) Proprietary Limited dated March 27, 2013. (9)

4.38	Amended and Restated Transaction Framework Agreement between Atlatsa Resources Corporation, Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Atlatsa Holdings Proprietary Limited Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated December 12, 2013. (9)

4.39	Working Capital Facility Agreement between Rustenburg Platinum Mines Limited and Plateau Resources Proprietary Limited dated March 27, 2013. (9)

4.40	Amendment and Interim Implementation Agreement between Atlatsa Resources Corporation, N1C Resources Inc., N2C Resources Inc., Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mine Proprietary Limited, Micawber 634 (RF) Proprietary Limited, Micawber 603 (RF) Proprietary Limited, Pelawan Finance SPV Proprietary Limited, the Trustees for the time being of the Pelawan Trust and the trustees for the time being of the Pelawan Dividend Trust dated September 26, 2012. (9)

4.41	First Amendment And Restatement Agreement To The Senior Facilities Agreement between Rustenburg Platinum Mines Limited, Plateau Resources Proprietary Limited, N2C Resources Inc., N1C Resources Inc., Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mines Proprietary Limited, Atlatsa Resources Corporation, Micawber 603 Proprietary Limited, Micawber 634 Proprietary Limited relating to the Amended and Restated Senior Facilities Agreement dated December 9, 2015. *

4.42	Facility Agreement – R334 000 000 Term Loan Facility provided by Rustenburg Platinum Mines Limited as Lender and Plateau Resources Proprietary Limited as Borrower dated December 9, 2015. *

4.43	First Amendment and Restated Agreement to the Working Capital Facility Agreement between Rustenburg Platinum Mines Limited as Lender and Plateau Resources Proprietary Limited as Borrower and Bokoni Platinum Holdings Proprietary Limited, Bokoni Platinum Mines Proprietary Limited, Atlatsa Resources Corporation dated May 21, 2015. *

8.1	List of Subsidiaries. (7)

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Corporate Governance Policies and Procedures Manual issued as of November 22, 2007. (5)

15.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2015. (10)

Notes:

*	Filed herewith
(1)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2000.
(2)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended October 31, 2003.
(3)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2004.
(4)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2006.
(5)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2007.
(6)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2008.
(7)	Incorporated by reference to Atlatsa’s Annual Report on Form 20-F for the year ended December 31, 2010.
(8)	Incorporated by reference to Atlatsa’s report on Form 6-K furnished to the Commission on September 20, 2013.
(9)	Incorporated by reference to Atlatsa’s report on Form 20-F for the year ended December 31, 2014
(10)	Incorporated by reference to Atlatsa’s report on Form 6-K, furnished to the Commission on March 30, 2016.